As filed with the Securities and Exchange Commission on August 28, 2023
Registration No. 333-
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
BANC OF CALIFORNIA, INC.
(Exact Name of Registrant as Specified in Its Charter)
MARYLAND	6021	04-3639825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Ido Dotan
Executive Vice President, General Counsel and Corporate Secretary
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Sven G. Mickisch Matthew H. Nemeroff Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West New York, New York 10001 (212) 735-3000	Paul W. Taylor President and Chief Executive Officer PacWest Bancorp 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212-2007 (310) 887-8500	Patrick S. Brown Sullivan & Cromwell LLP 1888 Century Park East Los Angeles, California 90067-1725 (202) 956-7500	H. Rodgin Cohen Mark J. Menting Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 (212) 558-4000
Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the mergers described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in the accompanying joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in the accompanying joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. The accompanying joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION— DATED AUGUST 28, 2023

To the Stockholders of Banc of California, Inc. and the Stockholders of PacWest Bancorp
MERGER AND ISSUANCE PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of Banc of California, Inc., a Maryland corporation (“BANC”), and PacWest Bancorp, a Delaware corporation (“PACW”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the proposed combination of BANC and PACW. We are requesting that you take certain actions as a holder of BANC common stock (a “BANC stockholder”) or as a holder of PACW common stock (a “PACW stockholder”).
On July 25, 2023, BANC, PACW and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BANC (“Merger Sub”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which, on the terms and subject to the conditions set forth in the merger agreement, BANC and PACW have agreed to combine their respective businesses through a series of mergers. The transaction will create the premier relationship-focused business bank in California with approximately $36.1 billion in assets, $25.3 billion in total loans, $30.5 billion in total deposits and more than 70 branches in California.
On the terms and subject to the conditions set forth in the merger agreement, at the closing, Merger Sub will merge with and into PACW (the “first merger”), with PACW as the surviving entity. Immediately following the first merger, PACW will merge with and into BANC (the “second merger” and together with the first merger, the “mergers”), with BANC as the surviving corporation (the “combined company” and certain references to “BANC” herein refer to the combined company following the second merger, as the context requires). Promptly following the second merger, Pacific Western Bank, a California-chartered non-member bank (“PACW Bank”) and, as of immediately prior to the second merger, a wholly-owned subsidiary of PACW, will become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, Banc of California, National Association, a national banking association and a wholly-owned subsidiary of BANC (“BANC N.A.”), will merge with and into PACW Bank (the “bank merger” and together with the mergers, the “combination”), with PACW Bank continuing as the surviving bank (the “surviving bank”). Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock (the “exchange ratio”) they own, subject to certain exceptions. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive per share of PACW common stock is fixed, the market value of the merger consideration will fluctuate with the market price of BANC common stock and will not be known at the time PACW stockholders vote on the merger agreement. Based on the closing price of BANC common stock on the New York Stock Exchange (the “NYSE”) on July 24, 2023, the last trading day before the public announcement of the mergers, the exchange ratio represented an implied value of approximately $8.64 for each share of PACW common stock. Based on the closing price of BANC common stock on the NYSE on [ ], 2023, the last practicable trading day before the date of the accompanying joint proxy statement/prospectus, of $[ ], the exchange ratio represented an implied value of approximately $[ ] for each share of PACW common stock. The value of the BANC common stock at the time of completion of the mergers could be greater than, less than or the same as the value of BANC common stock on the date of the accompanying joint proxy statement/prospectus or the date of the special meeting of BANC or PACW. We urge you to obtain current market quotations of BANC common stock (NYSE trading symbol “BANC”) and PACW common stock (Nasdaq Global Select Market (“Nasdaq”) trading symbol “PACW”).
In the second merger, each outstanding share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of PACW (the “PACW preferred stock” and such holders the “PACW preferred stockholders”) will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock. Likewise, following the completion of the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share representing a 1/40th interest in a share of new BANC preferred stock. The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” The BANC depositary shares representing a 1/40th interest in a share of new BANC preferred stock are expected to be listed on the NYSE upon completion of the mergers.
Immediately following completion of the mergers, BANC stockholders will continue to own the shares of BANC common stock held by the BANC stockholders immediately prior to the completion of the mergers.
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements (the “investment agreements”), each dated as of July 25, 2023, with (x) affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and (y) certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investor” and, together with the Warburg Investors, the “Investors”). On the terms and subject to the conditions set forth in the investment agreements, at the closing of the investments (as defined below), the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of a new class of non-voting, common-equivalent stock of BANC (“BANC NVCE stock”), in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (collectively, the “warrants” and together with the BANC common stock and the BANC NVCE stock to be issued pursuant to the investment agreements, the “investments”). The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
We expect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of shares of PACW common stock for BANC common stock in the first merger, except with respect to any cash received by PACW stockholders in lieu of fractional shares of BANC common stock.
Based on the number of shares of PACW common stock outstanding or reserved for issuance as of August 23, 2023, BANC expects to issue approximately 77.9 million shares of BANC common stock to PACW stockholders and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards in the aggregate in the first merger. Upon completion of the proposed transaction, (a) the shares issued to PACW stockholders in the first merger are expected to represent approximately 47% of the outstanding shares of the combined company, (b) the shares issued to the Investors in the investments are expected to represent approximately 19% of the outstanding shares of the combined company and (c) the shares of BANC common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 34% of the outstanding shares of the combined company.
BANC and PACW will each hold a special meeting of its respective stockholders in connection with the mergers. At its special meeting, in addition to other business, BANC will ask its stockholders to approve the issuance of shares of BANC common stock to PACW stockholders pursuant to the merger agreement and BANC common stock, shares of BANC NVCE stock and warrants pursuant to the investment agreements (collectively, the “BANC issuance”). At its special meeting, in addition to other business, PACW will ask its stockholders to adopt the merger agreement. Information about these meetings, the mergers and the investments is contained in this document. We urge you to read this document carefully and in its entirety.
The special meeting of BANC stockholders will be held on [ ], 2023 at [ ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707. The special meeting of PACW stockholders will be held on [ ], 2023 at [ ], Mountain Time at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237.
Each of our boards of directors unanimously recommends that holders of BANC common stock and PACW common stock vote “FOR” each of the proposals to be considered at the respective special meetings.
The accompanying joint proxy statement/prospectus provides you with detailed information about the merger agreement and the investment agreements and the transactions contemplated thereby. It also contains or references information about BANC and PACW and certain related matters. You are encouraged to read the accompanying joint proxy statement/prospectus carefully and in its entirety. In particular, you should read the section entitled “Risk Factors” beginning on page 34 for a discussion of the risks you should consider in evaluating the proposed transaction and how it will affect you. You can also obtain information about BANC and PACW from documents that have been filed with the Securities and Exchange Commission that are either incorporated by reference into or attached to the accompanying joint proxy statement/prospectus.
On behalf of BANC and PACW, thank you for your prompt attention to this important matter.
Sincerely,

Jared M. Wolff	Paul W. Taylor
Chairman, President and Chief Executive Officer Banc of California, Inc.	President and Chief Executive Officer PacWest Bancorp
Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the first merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the first merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either BANC or PACW, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [ ], 2023, and is first being mailed to BANC stockholders and PACW stockholders on or about [ ], 2023.

ADDITIONAL INFORMATION
The accompanying joint proxy statement/prospectus includes important business and financial information about (a) PACW from documents previously filed with the U.S. Securities and Exchange Commission (the “SEC”) that have been attached as annexes to the accompanying joint proxy statement/prospectus and (b) BANC from documents previously filed with the SEC that are incorporated by reference into the accompanying joint proxy statement/prospectus. This information is available to you without charge upon your written or oral request. You can obtain the documents, including the documents regarding BANC that are incorporated by reference in such document through (i) the SEC website at http://www.sec.gov, (ii) BANC’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or (iii) PACW’s website at www.pacwestbancorp.com, under the heading “SEC Filings,” or by requesting them in writing, by email or by telephone, at the appropriate address below. Except for the documents regarding PACW attached as annexes to the accompanying joint proxy statement/prospectus and the documents regarding BANC incorporated by reference in such document, the information contained on, or that may be accessed through, the respective websites of the SEC, PACW and BANC is not incorporated by reference into, and is not a part of, the accompanying joint proxy statement/prospectus.
if you are a BANC stockholder: Banc of California, Inc. 3 MacArthur Place Santa Ana, CA 92707 Attention: Investor Relations IR@bancofcal.com (855) 361-2262	if you are a PACW stockholder: PacWest Bancorp 9701 Wilshire Boulevard, Suite 700 Beverly Hills, CA 90212 Attention: Investor Relations investor-relations@pacwest.com
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of the applicable special meeting. This means that holders of BANC common stock requesting documents must do so by [ ], 2023, in order to receive them before the BANC special meeting, and holders of PACW common stock requesting documents must do so by [ ], 2023, in order to receive them before the PACW special meeting.
The accompanying joint proxy statement/prospectus attaches as annexes documents that PACW previously filed with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as set forth below. Any statement contained in such a document shall be deemed to be modified or superseded for purposes of the accompanying joint proxy statement/prospectus to the extent that a statement contained in the accompanying joint proxy statement/prospectus or in an annex hereto consisting of a document filed with the SEC subsequent to such document modifies or replaces such statement.
PACW Filings:
•	PACW’s Annual Report on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 27, 2023;
•	PACW’s Definitive Proxy Statement on Schedule 14A filed with the SEC on March 23, 2023;
•	PACW’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2023, filed with the SEC on May 11, 2023;
•	PACW’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2023, filed with the SEC on August 9, 2023; and
•	PACW’s Current Reports on Form 8-K, filed with the SEC on May 5, 2023, May 22, 2023, June 26, 2023, July 25, 2023 and July 31, 2023.
You should rely only on the information contained in, attached to or incorporated by reference into the accompanying joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, attached to or incorporated by reference into, such document. The accompanying joint proxy statement/prospectus is dated [ ], 2023, and you should assume that the information in this document is accurate only as of such date. You should assume that the information incorporated by reference into such document or attached as an annex to such document is accurate as of the date of such document. Neither the mailing of the accompanying joint proxy statement/prospectus to holders of BANC common stock or holders of PACW common stock, nor the issuance by BANC of shares of BANC common stock or other securities pursuant to the merger agreement or investment agreements, will create any implication to the contrary.
The accompanying joint proxy statement/prospectus document does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding PACW has been provided by PACW and information contained in, or incorporated by reference into, the accompanying joint proxy statement/prospectus regarding BANC has been provided by BANC.
See the section entitled “Where You Can Find More Information” beginning on page 201 of the accompanying joint proxy statement/prospectus for further information.

Banc of California, Inc.
3 MacArthur Place
Santa Ana, CA 92707
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
To BANC Stockholders:
On July 25, 2023, Banc of California, Inc., a Maryland corporation (“BANC”), Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of BANC (“Merger Sub”), and PacWest Bancorp, a Delaware corporation (“PACW”), entered into an Agreement and Plan of Merger (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements (the “investment agreements”), each dated as of July 25, 2023, with (a) affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and (b) certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investor” and, together with the Warburg Investors, the “Investors”). Copies of the investment agreements are attached as Annex B and Annex C to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of BANC common stock (such holders the “BANC stockholders” and such meeting the “BANC special meeting”) will be held on [ ], 2023 at [ ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707.
At the BANC special meeting, you will be asked to vote on the following matters:
•
A proposal to approve the issuance of BANC common stock to holders of PACW common stock (the “PACW stockholders”) pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements (the “BANC issuance proposal”);

•
A proposal to amend and restate BANC’s existing 2018 omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc. 2018 Omnibus Stock Incentive Plan, or “A&R 2018 Plan”, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement (the “BANC incentive plan proposal”);

•
A proposal to amend (the “BANC charter amendment”) Section F of Article 6 of the Second Articles of Restatement of BANC (the “BANC charter”) in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the “BANC exemption amendment proposal”); and

•
A proposal to adjourn the BANC special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal (the “BANC adjournment proposal”).

The board of directors of BANC (the “BANC board of directors”) has fixed the close of business on [ ], 2023 as the record date for the BANC special meeting. Only holders of record of BANC common stock as of the close of business on the BANC record date are entitled to notice of the BANC special meeting or any adjournment or postponement thereof. Only holders of record of BANC common stock will be entitled to vote at the BANC special meeting or any adjournment or postponement thereof.
BANC stockholders are not entitled to dissenters’ rights in connection with the mergers under the Maryland General Corporation Law.

The BANC board of directors unanimously recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
Your vote is important. We cannot complete the transactions contemplated by the merger agreement and the investment agreements unless BANC stockholders approve the BANC issuance proposal. However, the consummation of the mergers and the closing of the transactions contemplated by the investment agreements is not conditioned upon approval of the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal. The affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting is required to approve the BANC issuance proposal, the BANC incentive plan proposal and the BANC adjournment proposal. The affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal is required to approve the BANC exemption amendment proposal.
Whether or not you plan to attend the BANC special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
By Order of the Board of Directors

Ido Dotan Executive Vice President, General Counsel and Corporate Secretary Banc of California, Inc.
[ ], 2023

PacWest Bancorp
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To be held on [  ], 2023
NOTICE IS HEREBY GIVEN that PacWest Bancorp, a Delaware corporation (“PACW”), will hold a special meeting of holders of common stock, par value $0.01 per share, of PACW (“PACW common stock” and such holders “PACW stockholders”) on [  ], 2023 at [  ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237 (the “PACW special meeting”) to consider and vote upon the following matters:
•
A proposal to adopt the Agreement and Plan of Merger, dated as of July 25, 2023, by and among PACW, Banc of California, Inc. (“BANC”) and Cal Merger Sub, Inc., as such agreement may be amended from time to time (the “merger agreement”), a copy of which is attached as Annex A to the accompanying joint proxy statement/prospectus, which provides that, on the terms and subject to the conditions set forth in the merger agreement, PACW will merge with and into Cal Merger Sub, Inc. (the “first merger”), with PACW surviving the first merger, and, immediately following the first merger, PACW will merge with and into BANC (the “second merger,” and together with the first merger, the “mergers”), with BANC surviving the second merger. Upon consummation of the first merger, each share of PACW common stock issued and outstanding immediately prior to the effective time of the first merger, subject to certain exceptions, will be converted into the right to receive 0.6569 of a share of common stock, par value $0.01 per share, of BANC (“BANC common stock”), as well as cash in lieu of fractional shares of BANC common stock (the “PACW merger proposal”);

•
A proposal to approve, on a non-binding, advisory basis, the compensation that PACW’s named executive officers may receive in connection with the mergers pursuant to agreements or arrangements with PACW (the “PACW compensation proposal”); and

•
A proposal to approve one or more adjournments of the PACW special meeting, if necessary or appropriate, including adjournments to permit further solicitation of proxies in favor of the PACW merger proposal (the “PACW adjournment proposal”).

In addition, upon consummation of the second merger, each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PACW (“PACW preferred stock” and such holders the “PACW preferred stockholders”) issued and outstanding immediately prior to the effective time of the second merger, will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders immediately prior to the effective time of the second merger. A form of the Articles Supplementary relating to the new BANC preferred stock is attached hereto as Annex I.
The board of directors of PACW has fixed the close of business on [  ], 2023 as the record date for the PACW special meeting. Only PACW stockholders of record at that time are entitled to notice of, and to vote at, the PACW special meeting or any adjournment or postponement thereof. PACW preferred stockholders and holders of PACW depositary shares are not entitled to vote at the PACW special meeting in such capacity. Adoption of the PACW merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. Approval of each of the PACW compensation proposal and the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.

The board of directors of PACW has unanimously approved the merger agreement, has determined that the mergers, on the terms and conditions set forth in the merger agreement, are fair to, advisable and in the best interests of PACW and its stockholders and unanimously recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Your vote is very important. We cannot complete the transactions contemplated by the merger agreement without the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement to approve the PACW merger proposal. However, the consummation of the mergers and the closing of the transactions contemplated by the investment agreements are not conditioned upon approval of the PACW compensation proposal or the PACW adjournment proposal. The affirmative vote of a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting is required to approve the PACW compensation proposal and the PACW adjournment proposal.
Each copy of the joint proxy statement/prospectus mailed to PACW stockholders is accompanied by a form of proxy card with instructions for voting. Regardless of whether you plan to attend the PACW special meeting, please vote as soon as possible by accessing the Internet site listed on the proxy card, voting telephonically using the phone number listed on the proxy card or submitting your proxy card by mail. If you hold stock in your name as a stockholder of record and are voting by mail, please complete, sign, date and return the accompanying proxy card in the enclosed postage-paid return envelope. This will not prevent you from voting in person, but it will help to secure a quorum and avoid added solicitation costs. Any holder of record of PACW common stock who is present at the PACW special meeting may vote in person instead of by proxy, thereby canceling any previous proxy. In any event, a proxy may be revoked at any time before the PACW special meeting in the manner described in the accompanying joint proxy statement/prospectus. Information and applicable deadlines for voting through the Internet or by telephone are set forth in the enclosed proxy card instructions. If you hold your stock in “street name” through a bank, broker or other holder of record, please follow the instructions on the voting instruction card furnished by the record holder.
The enclosed joint proxy statement/prospectus provides a detailed description of the PACW special meeting, the mergers, the merger agreement, the documents related to the mergers and other related matters. We urge you to read the joint proxy statement/prospectus, including any documents attached as annexes and incorporated in the joint proxy statement/prospectus by reference and in their entirety.
BY ORDER OF THE BOARD OF DIRECTORS

Angela M.W. Kelley
Executive Vice President, General
Counsel and Corporate Secretary
PacWest Bancorp
Date: [  ], 2023

i

QUESTIONS AND ANSWERS
The following are some questions that you may have about the mergers, the investments, the BANC special meeting or the PACW special meeting (each as defined below), and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the mergers, the investments, the BANC special meeting or the PACW special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus and in the annexes to this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” beginning on page 201.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“BANC” refers to Banc of California, Inc., a Maryland corporation;
•	“BANC board of directors” refers to the board of directors of BANC;
•	“BANC bylaws” refers to the Sixth Amended and Restated Bylaws of BANC;
•	“BANC charter” refers to the Second Articles of Restatement of BANC, as amended;
•	“BANC common stock” refers to the common stock of BANC, par value $0.01 per share;
•	“BANC N.A.” refers to Banc of California, National Association, a national banking association and a wholly-owned subsidiary of BANC;
•	“BANC NVCE stock” refers to a new class of non-voting, common-equivalent stock of BANC;
•	“BANC stockholders” refers to holders of shares of BANC common stock both prior to and following the completion of the mergers;
•	“business day” refers to any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by law or executive order to be closed;
•	“Centerbridge Investor” refers to CB Laker Buyer L.P., a Delaware limited partnership, an investment vehicle sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates;
•	“Investors” refers to the Centerbridge Investor and the Warburg Investors;
•	“JPM” refers to J.P. Morgan Securities LLC, financial advisor to BANC;
•	“Merger Sub” refers to Cal Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of BANC;
•	“PACW” refers to PacWest Bancorp, a Delaware corporation;
•	“PACW Bank” refers to Pacific Western Bank, a California-chartered non-member bank and, as of immediately prior to the second merger, a wholly-owned subsidiary of PACW;
•	“PACW board of directors” refers to the board of directors of PACW;
•	“PACW bylaws” refers to the Second Amended and Restated Bylaws of PACW;
•	“PACW charter” refers to the Restated Certificate of Incorporation of PACW;
•	“PACW common stock” refers to the common stock of PACW, par value $0.01 per share;
•	“PACW preferred stockholders” refers to holders of shares of PACW preferred stock;
•	“PACW stockholders” refers to holders of shares of PACW common stock;
•	“PSC” refers to Piper Sandler & Co., financial advisor to PACW;
•	“Sullivan & Cromwell” refers to Sullivan & Cromwell LLP, legal counsel to PACW;
•	“Skadden” refers to Skadden, Arps, Slate, Meagher & Flom LLP, legal counsel to BANC; and
•
“Warburg Investors” refers to WP Clipper GG 14 L.P., an exempted limited partnership registered in the Cayman Islands and WP Clipper FS II L.P., an exempted limited partnership registered in the Cayman Islands, which are affiliates of funds managed by Warburg Pincus LLC.

Q:	Why am I receiving this joint proxy statement/prospectus?
A:
Each of BANC and PACW is sending these materials to its respective stockholders to help them decide how to vote their BANC common stock or PACW common stock with respect to the matters to be considered at the respective special meetings.

In order to complete the mergers (as hereinafter defined) and the investments (as hereinafter defined), among other things:
•	PACW stockholders must adopt the merger agreement (the “PACW merger proposal” and, such adoption, the “requisite PACW stockholder approval”); and
•
BANC stockholders must approve (such approval, the “requisite BANC stockholder approval”) the issuance of BANC common stock pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements (the “BANC issuance proposal”).

BANC stockholders will also be asked to: (a) approve a proposal to adopt the A&R 2018 Plan, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement (the “BANC incentive plan proposal”); (b) approve a proposal to amend Section F of Article 6 of the BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the “BANC exemption amendment proposal”); and (c) approve a proposal to adjourn the special meeting of BANC stockholders (the “BANC special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal (the “BANC adjournment proposal”). Approval of the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal is not a condition to the completion of the mergers or the investments.
PACW stockholders will also be asked (i) to approve, on an advisory (non-binding) basis, the merger-related compensation payments that will or may be paid to PACW’s named executive officers in connection with the transactions contemplated by the merger agreement (the “PACW compensation proposal”), and (ii) to approve a proposal to adjourn the special meeting of PACW stockholders (the “PACW special meeting”), if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PACW special meeting to approve the PACW merger proposal (the “PACW adjournment proposal”). Approval of the PACW compensation proposal or the PACW adjournment proposal is not a condition to the completion of the mergers or the investments.
This document is also a prospectus that is being delivered to PACW stockholders because, pursuant to the merger agreement, BANC is (i) offering shares of BANC common stock to PACW stockholders and (ii) issuing shares of new BANC preferred stock to the PACW preferred stockholders.
This joint proxy statement/prospectus contains important information about the mergers, the investments and the other proposals being voted on at the BANC special meeting and PACW special meeting. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your special meeting. Your vote is important, and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the mergers?
A:
On the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated July 25, 2023, by and among PACW, BANC and Merger Sub (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), Merger Sub will merge with and into PACW, with PACW as the surviving entity, which we refer to as the “first merger.” Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation, which we refer to as the “second merger.” We refer to the first merger and the second merger together as the “mergers.” Promptly following the second merger, PACW Bank will become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank (the “bank merger” and together with the mergers, the “combination”), with PACW Bank continuing as the surviving bank (the “surviving bank”). Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
At the effective time of the first merger (the “effective time”), holders of PACW common stock issued and outstanding immediately prior to the effective time (except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (subject to certain exceptions)) will be entitled to receive 0.6569 of a share (the “exchange ratio”) of BANC common stock and cash in lieu of any fractional shares (the “merger consideration”).
At the effective time of the second merger (the “second effective time”), each outstanding share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, of PACW (the “PACW preferred stock”) will be converted into the right to receive one share of a newly created series of preferred stock of BANC (the “new BANC preferred stock”) having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock. Likewise, following the completion of the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share representing a 1/40th interest in a share of new BANC preferred stock (“BANC depositary share”). A form of the Articles Supplementary relating to the new BANC preferred stock is attached hereto as Annex I.
In this joint proxy statement/prospectus, we refer to the closing of the (a) first merger as the “merger closing” and the date on which the merger closing occurs as the “merger closing date” and (b) second merger as the “closing of the mergers”.
After the effective time, (i) PACW will no longer be a public company, (ii) PACW common stock will be delisted from Nasdaq and will cease to be publicly traded, and (iii) PACW common stock and PACW depositary shares will be deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Immediately after the second effective time, BANC stockholders will continue to own their existing shares of BANC common stock and PACW will cease to exist. See the information provided in the section entitled “The Merger Agreement—Structure of the Mergers” beginning on page 118 and the merger agreement attached as Annex A for more information about the mergers.
Q:	What will happen in the investments?
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements, each dated as of July 25, 2023, with the Warburg Investors (the “Warburg investment agreement”) and the Centerbridge Investor (the “Centerbridge investment agreement” and, together with the Warburg investment agreement, the “investment agreements”). On the terms and subject to the conditions set forth in the investment agreements, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of a new class of non-voting, common-equivalent stock of BANC (“BANC NVCE stock”), in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (collectively, the “warrants” and together with the BANC common stock and the BANC NVCE stock to be issued pursuant to the investment agreements, the “investments”). The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. In this joint proxy statement/prospectus, we refer to the closing of the investments as the “investment closing.”
The investments are contingent upon the merger closing in accordance with the terms of the merger agreement and are subject to the satisfaction or waiver of certain other closing conditions. See the information provided in the section entitled “The Investment Agreements” beginning on page 138 and the investment agreements attached as Annex B and Annex C for more information about the investments.
Q:	When and where will each of the special meetings take place?
A:	The BANC special meeting will be held on [ ], 2023 at [ ], Pacific Time at 3 MacArthur Place,

Santa Ana, CA 92707. If you are a holder of record of BANC common stock as of the BANC record date, vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker, trustee or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee.
The PACW special meeting will be held at [   ] on [   ], 2023 at [   ], Mountain Time at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237.
Even if you plan to attend your respective company’s special meeting, BANC and PACW recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend or become unable to attend the applicable special meeting. See the section entitled “—Q: How can I vote my shares without attending my respective special meeting?” beginning on page 9.
Q:	What matters will be considered at each of the special meetings?
A:	At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following proposals:
•	BANC Proposal 1: The BANC issuance proposal;
•	BANC Proposal 2: The BANC incentive plan proposal;
•	BANC Proposal 3: The BANC exemption amendment proposal; and
•	BANC Proposal 4: The BANC adjournment proposal.
At the PACW special meeting, PACW stockholders will be asked to consider and vote on the following proposals:
•	PACW Proposal 1: The PACW merger proposal;
•	PACW Proposal 2: The PACW compensation proposal; and
•	PACW Proposal 3: The PACW adjournment proposal.
In order to complete the mergers and the investments, among other things, BANC stockholders must approve the BANC issuance proposal, and PACW stockholders must approve the PACW merger proposal. None of the approvals of the BANC incentive plan proposal, BANC exemption amendment proposal, BANC adjournment proposal, PACW compensation proposal or PACW adjournment proposal is a condition to the obligations of BANC or PACW to complete the mergers or of BANC or the Investors to complete the investments.
Q:	What will PACW stockholders receive in the mergers?
A:
Upon consummation of the first merger, holders of PACW common stock issued and outstanding immediately prior to the effective time, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (with certain exceptions) will be entitled to receive 0.6569 of a share of BANC common stock. BANC will not issue any fractional shares of BANC common stock in the first merger. PACW stockholders who would otherwise be entitled to a fractional share of BANC common stock in the first merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average closing-sale price per share of BANC common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day preceding the closing date (the “BANC closing share value”) by the fraction of a share (after taking into account all shares of PACW common stock held by such holder immediately prior to the completion of the first merger and rounded to the nearest thousandth when expressed in decimal form) of BANC common stock that such PACW stockholder would otherwise be entitled to receive.

In the second merger, each outstanding share of PACW preferred stock will be converted into the right to receive one share of new BANC preferred stock and each outstanding PACW depositary share will become a BANC depositary share. Upon completion of the second merger, BANC will assume the obligations of PACW under the deposit agreement. For more information, see the sections entitled “Description of New BANC Preferred Stock” beginning on page 174 and “Description of the BANC Depositary Shares” beginning on page 185.

Q:	What will BANC stockholders receive in the mergers?
A:
In the mergers, BANC stockholders will not receive any consideration for their shares of BANC common stock, and their shares of BANC common stock will remain outstanding and will constitute shares of the combined company following the mergers. Immediately following the mergers, shares of BANC common stock will continue to be traded on the NYSE.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the mergers are completed?
A:
Yes. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the effective time based upon the market value for BANC common stock. Any fluctuation in the market price of BANC common stock after the date of this joint proxy statement/prospectus will change the value of the shares of BANC common stock that PACW stockholders will receive.

Q:	How will the mergers affect PACW equity awards?
A:
At the effective time, each restricted stock award granted under the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “PACW stock plan”) will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the PACW board of directors will vest at the effective time. The merger agreement further provides that each outstanding performance-based restricted stock unit award granted under the PACW stock plan (a “PACW PSU award”) will, at the effective time, convert into a time-based restricted stock unit award of BANC (a “Converted RSU award”), subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of (i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.

Q:	How will the mergers affect BANC equity awards?
A:
At the effective time, each time-based restricted stock unit award (a “BANC RSU award”) and each stock option granted under the Banc of California 2018 Omnibus Stock Incentive Plan and the Banc of California 2013 Omnibus Stock Incentive Plan (the “BANC stock plans”) that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding performance-based restricted stock unit award granted under a BANC stock plan (a “BANC PSU award”), other than BANC stock-price PSU awards, will vest and be settled within five business days after the effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the BANC board of directors approved the cancellation of BANC PSU awards with stock price targets (“BANC stock-price PSU awards”) at and subject to the occurrence of the effective time and the consent of the holder.

Q:	How does the BANC board of directors recommend that I vote at the BANC special meeting?
A:
The BANC board of directors unanimously recommends that you vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.

In considering the recommendations of the BANC board of directors, BANC stockholders should be aware that BANC directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of BANC stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” beginning on page 105.
Q:	How does the PACW board of directors recommend that I vote at the PACW special meeting?
A:	The PACW board of directors unanimously recommends that you vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
In considering the recommendations of the PACW board of directors, PACW stockholders should be aware that PACW directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of PACW stockholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers” beginning on page 108.
Q:	Who is entitled to vote at the BANC special meeting?
A:
The record date for the BANC special meeting is [   ], 2023, which we refer to as the “BANC record date.” All BANC stockholders of record who held shares of BANC common stock at the close of business on the BANC record date are entitled to receive notice of, and to vote at, the BANC special meeting.

Each holder of record of BANC common stock as of the BANC record date is entitled to cast one vote on each matter properly brought before the BANC special meeting for each share of BANC common stock that such holder owned of record as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of the BANC record date may vote shares held in excess of such amount. As of the close of business on the BANC record date, there were [   ] outstanding shares of BANC common stock held by [   ] holders of record.
Attendance at the BANC special meeting is not required to vote. See below and the section entitled “The BANC Special Meeting—Proxies” beginning on page 47 for instructions on how to vote your shares of BANC common stock without attending the BANC special meeting.
Q:	Who is entitled to vote at the PACW special meeting?
A:
The record date for the PACW special meeting is [   ], 2023, which we refer to as the “PACW record date.” All PACW stockholders of record who held shares of PACW common stock at the close of business on the PACW record date are entitled to receive notice of, and to vote at, the PACW special meeting.

Each holder of record of PACW common stock as of the PACW record date is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date. As of the close of business on the PACW record date, there were [   ] outstanding shares of PACW common stock held by [   ] holders of record.
See below and the section entitled “The PACW Special Meeting—Proxies” beginning on page 63 for instructions on how to vote your shares of PACW common stock without attending the PACW special meeting.
Q:	What constitutes a quorum for the BANC special meeting?
A:
The presence at the BANC special meeting, in person or by proxy, of holders entitled to cast one-third of all the votes entitled to be cast at the meeting will constitute a quorum for the transaction of business at the BANC special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, as discussed in the section entitled, “The BANC Special Meeting—Broker Non-Votes,” BANC does not expect any broker non-votes to occur at the BANC special meeting.

Q:	What constitutes a quorum for the PACW special meeting?
A:
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. As it is expected that all proposals to be voted on at the PACW special meeting will be “non-routine” matters, as discussed in the section entitled, “The PACW Special Meeting—Broker Non-Votes,” PACW does not expect any broker non-votes to occur at the PACW special meeting.
Q:	What vote is required for the approval of each proposal at the BANC special meeting?
A:
BANC Proposal 1: BANC issuance proposal. Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.

BANC Proposal 2: BANC incentive plan proposal. Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of the votes cast by holders of shares of BANC common stock at the BANC special meeting.
BANC Proposal 3: BANC exemption amendment proposal. Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on such proposal.
BANC Proposal 4: BANC adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.
Q:	What vote is required for the approval of each proposal at the PACW special meeting?
A:
PACW Proposal 1: PACW merger proposal. Adoption of the PACW merger proposal requires the affirmative vote of holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement.

PACW Proposal 2: PACW compensation proposal. Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.
PACW Proposal 3: PACW adjournment proposal. Approval of PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting.
Q:	Are there any voting agreements with existing stockholders?
A:
Yes. Each member of the PACW board of directors has entered into a voting agreement with BANC in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the PACW record date, such persons beneficially owned, in the aggregate, [   ] shares of PACW common stock, allowing them to exercise approximately [   ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).

In addition, each member of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned, in the aggregate, [   ] shares of BANC common stock, allowing them to exercise approximately [   ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
Q:	What happens if BANC stockholders do not approve the BANC exemption amendment proposal?
A:
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the closing of the Warburg investment until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the closing of the Warburg investment, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of Assessments and Taxation, Business Services Division (the “Maryland Department of State”).

Q:
Why am I being asked to consider and vote on a proposal to approve, by non-binding, advisory vote, merger-related compensation arrangements for the PACW named executive officers (i.e., the PACW compensation proposal)?

A:
Under SEC rules, PACW is required to seek a non-binding, advisory vote with respect to the compensation that may be paid or become payable to PACW’s named executive officers that is based on or otherwise relates to the mergers, or “golden parachute” compensation.

Q:	What happens if PACW stockholders do not approve, by non-binding, advisory vote, the PACW compensation proposal?
A:
The vote on the proposal to approve the merger-related compensation arrangements for each of PACW’s named executive officers is separate and apart from the votes to approve the other proposals being presented at the PACW special meeting. Because the vote on the proposal to approve the merger-related executive compensation is advisory in nature only, it will not be binding upon PACW, BANC or the combined company. Accordingly, the merger-related compensation will be paid to PACW’s named executive officers to the extent payable in accordance with the terms of their compensation agreements and other contractual arrangements even if PACW stockholders do not approve the proposal to approve the merger-related executive compensation.

Q:	What if I hold shares in both BANC and PACW?
A:
If you hold shares of both BANC common stock and PACW common stock, you will receive separate packages of proxy materials for each. A vote cast as a BANC stockholder will not count as a vote cast as a PACW stockholder, and a vote cast as a PACW stockholder will not count as a vote cast as a BANC stockholder. Therefore, please submit separate proxies for your shares of BANC common stock and your shares of PACW common stock.

Q:	How can I attend, vote and ask questions at the BANC special meeting or PACW special meeting?
A:
Record Holders. If, as of the applicable record date, you hold shares of BANC common stock or PACW common stock directly in your name as the holder of record, you are a “record holder” and your shares may be voted prior to or at the BANC special meeting or the PACW special meeting by you, as applicable.

Beneficial Owners. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.
BANC special meeting. If you are a holder of record of BANC common stock on the BANC record date, you will be able to attend the BANC special meeting, ask questions and vote during the meeting. Each person attending must present a valid, government issued form of identification in order to be admitted to the BANC special meeting. Each stockholder attending also must provide proof of ownership of shares of BANC common stock as of the BANC record date. If you are a record holder, proof of ownership will be established by BANC’s verification of your name against BANC’s list of record holders as of the BANC record date. If you hold your shares through a bank, broker, trustee or other nominee, you must provide one of the following as proof of ownership: (a) account statement showing share ownership as of the BANC record date, (b) a copy of an email that you received with instructions containing a link to the website where the BANC’s proxy materials are available and a valid control number, (c) a valid legal proxy containing a valid control number or a letter from a record holder naming you as proxy, or (d) a letter from the bank, broker, trustee or other nominee through which you hold your shares confirming your ownership as of the BANC record date.
PACW special meeting. All PACW stockholders, including stockholders of record of PACW common stock and PACW stockholders who hold their shares through banks, brokers, trustees or other nominees, are invited to attend the PACW special meeting. PACW stockholders of record on the PACW record date can vote in person at the PACW special meeting. If you are not a PACW stockholder of record on the PACW record date, you must obtain a legal proxy executed in your favor from the record holder of your shares to be able to vote in person at the PACW special meeting. If you plan to attend the PACW special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. PACW reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.
Even if you plan to attend the BANC special meeting or the PACW special meeting, as applicable, BANC and PACW recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The BANC Special Meeting—Attending the Special Meeting” on page 46 and under the section entitled “The PACW Special Meeting—Attending the Special Meeting” on page 63.
Q:	How can I vote my shares without attending my respective special meeting?
A:
If, as of the applicable record date, you hold shares of BANC common stock or PACW common stock directly in your name as the holder of record, then you can vote by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope. You may also vote by telephone or through the internet as described in the instructions included with the accompanying proxy card. If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.

If you intend to submit your proxy by telephone or via the internet, you must do so by [   ], local time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
Additional information on voting procedures can be found under the section entitled “The BANC Special Meeting—Attending the Special Meeting” on page 46 and under the section entitled “The PACW Special Meeting—Attending the Special Meeting” on page 63.

Q:	How do I vote shares of PACW common stock that I hold in an account under the PACW 401(k) Plan?
A:
If you hold shares of PACW common stock pursuant to the PACW 401(k) Plan, then you will receive a proxy card for the shares held in your 401(k) plan account and you can vote by following the instructions included with the proxy card.

Q:	Is there a limit on voting shares of BANC common stock or PACW common stock?
A:
Only holders of record of BANC common stock on the BANC record date are entitled to notice of and to vote at the BANC special meeting, and only holders of record of PACW common stock on the PACW record date are entitled to notice of and to vote at the PACW special meeting. Each such BANC stockholder is entitled to one vote for each share of BANC common stock held as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of that date may vote shares held in excess of such amount. At the close of business on the BANC record date, there were [   ] outstanding shares of BANC common stock.

Each such PACW stockholder is entitled to one vote for each share of PACW common stock held as of the PACW record date. The PACW charter does not contain a limit on voting shares of PACW common stock.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this document, the documents that are attached as annexes to this document and the documents that are incorporated by reference in this document, please vote as soon as possible. If you hold shares of BANC common stock or PACW common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or through the internet, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:
If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me at the BANC special meeting or PACW special meeting?

A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the voting instruction form provided to you by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?
A:
Banks, brokers, trustees and other nominees who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers, trustees and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under applicable stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the BANC special meeting or the PACW special meeting. It is expected that all proposals to be voted on at each of the BANC special meeting and the PACW special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of BANC common stock or PACW common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the BANC special meeting or PACW special meeting.

Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at each of the BANC special meeting and the PACW special meeting will be “non-routine” matters, as discussed in the sections entitled, “The BANC Special Meeting—Broker Non-Votes” and “The PACW Special Meeting—Broker Non-Votes,” no broker non-votes are expected to occur at the BANC special meeting or the PACW special meeting.
If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not have authority to vote your shares on the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal or the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, this will not have any effect on the BANC issuance proposal, the BANC incentive plan proposal or the BANC adjournment proposal and will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
If you are a beneficial owner of PACW common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of PACW common stock, your bank, broker, trustee or other nominee will not have authority to vote your shares of PACW common stock on the PACW merger proposal, the PACW compensation proposal or the PACW adjournment proposal, and therefore such shares of PACW common stock will not be counted for purposes of establishing a quorum. In the case of the PACW merger proposal, this will have the same effect as a vote “AGAINST” the PACW merger proposal. In the case of the PACW compensation proposal and the PACW adjournment proposal, this will have no effect on the outcome of such proposals.
Q:	What if I abstain or fail to vote?
A:
For purposes of the BANC special meeting, an abstention occurs when a BANC stockholder attends the BANC special meeting and does not vote or returns a proxy with an “abstain” instruction. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

•
BANC issuance proposal, BANC incentive plan proposal and BANC adjournment proposal: In accordance with guidance from the NYSE and the BANC bylaws, an abstention by a BANC stockholder who is present (either in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal, BANC incentive plan proposal or BANC adjournment proposal.

•
BANC exemption amendment proposal: An abstention by a BANC stockholder who is present (either in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.

•
PACW merger proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting (or a PACW stockholder who is not present at the PACW special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the PACW merger proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW merger proposal, which failure to vote will have the same effect as a vote “AGAINST” the PACW merger proposal.

•
PACW compensation proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting will have the same effect as a vote “AGAINST” the PACW compensation proposal. An abstention by a PACW stockholder who is not present at the PACW special or does not respond by proxy will have no effect on the outcome of the PACW compensation proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW compensation proposal, which failure to vote will have no effect on the outcome of such PACW compensation proposal.

•	PACW adjournment proposal: An abstention by a PACW stockholder who is present (either in person or by proxy) at the PACW special meeting will have the same effect as a vote “AGAINST” the

PACW adjournment proposal. An abstention by a PACW stockholder who is not present at the PACW special or does not respond by proxy will have no effect on the outcome of the PACW adjournment proposal. Your bank, broker, trustee or other nominee may not vote your shares on the PACW adjournment proposal, which failure to vote will have no effect on the outcome of such PACW adjournment proposal.
Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for BANC or PACW to obtain the necessary quorum to hold its special meeting and to obtain the stockholder approval that its respective board of directors is recommending and seeking. In addition, your failure to submit a proxy or vote at the applicable special meeting, or an abstention from voting, will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal and “AGAINST” the PACW merger proposal.

Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of BANC common stock represented by your proxy will be voted as recommended by the BANC board of directors with respect to such proposals, or the shares of PACW common stock represented by your proxy will be voted as recommended by the PACW board of directors with respect to such proposals, as the case may be.

Q:	Can I revoke my proxy or change my vote after I have delivered my proxy or voting instruction card?
A:	If you directly hold shares of BANC common stock or PACW common stock in your name as a record holder, you can change your vote by:
•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of BANC or PACW, as applicable;
•	signing and returning a proxy card with a later date;
•	voting by telephone or the internet at a later time; or
•	attending the applicable special meeting and voting at such special meeting.
If you intend to submit your proxy by telephone or via the internet, you must do so by [   ], local time, on the day before your respective company’s special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to your respective company’s special meeting.
If you are a beneficial owner and you have instructed a bank, broker, trustee or other nominee to vote your shares, you must follow the directions you receive from your bank, broker, trustee or other nominee in order to change or revoke your vote.
Q:	Will BANC be required to submit the BANC issuance proposal to the BANC stockholders even if the BANC board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the BANC special meeting, BANC is required to submit the BANC issuance proposal to its stockholders even if the BANC board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q:	Will PACW be required to submit the PACW merger proposal to the PACW stockholders even if the PACW board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the PACW special meeting, PACW is required to submit the PACW merger proposal to its stockholders even if the PACW board of directors has withdrawn, modified or qualified its recommendation in favor of approving such proposal.

Q:	Are BANC stockholders entitled to dissenters’ rights?
A:
No. BANC stockholders are not entitled to dissenters’ rights under the Maryland General Corporation Law (the “MGCL”). For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 116.

Q:	Are PACW stockholders entitled to dissenters’ rights?
A:
No. PACW stockholders are not entitled to dissenters’ rights under the Delaware General Corporation Law (the “DGCL”). For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 116.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the BANC issuance proposal, the PACW merger proposal or the other proposals to be considered at the BANC special meeting and the PACW special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 34. You also should read and carefully consider the risk factors of BANC and PACW contained in the documents that are incorporated by reference into or attached as an annex to this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax considerations of the mergers with respect to PACW stockholders?
A:
The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the first merger that each of PACW and BANC receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of PACW common stock for BANC common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of BANC common stock. You should be aware that the tax consequences to you of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers. For a more complete discussion of the material U.S. federal income tax considerations of the mergers, see the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 153.

Q:	When are the mergers expected to be completed?
A:
BANC and PACW expect the closing of the mergers to occur in late 2023 or early 2024, subject to satisfaction of closing conditions, including receipt of required regulatory approvals and requisite approval by the stockholders of each company, and the substantially concurrent closing of the equity financing. Neither BANC nor PACW can predict the actual date on which the first merger will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. BANC and PACW expect the mergers to be completed promptly once BANC and PACW have obtained their respective stockholders’ approvals, have obtained necessary regulatory approvals, and have satisfied other closing conditions.

Q:	What are the conditions to complete the first merger?
A:
The obligations of BANC and PACW to complete the first merger are subject to the satisfaction or waiver of the applicable closing conditions contained in the merger agreement, including (a) the receipt of requisite regulatory approvals, (b) no governmental entity having imposed, and no requisite regulatory approval containing, a materially burdensome regulatory condition (as defined below), (c) the receipt of certain tax opinions, (d) the receipt of the requisite BANC stockholder approval, (e) the receipt of the requisite PACW stockholder approval and (f) the consummation of the equity financing occurring substantially concurrently with the merger closing. For more information, see the section entitled “The Merger Agreement—Conditions to Complete the First Merger” beginning on page 132.

Q:	What happens if the first merger is not completed?
A:
If the first merger is not completed, PACW stockholders will not receive any consideration for their shares of PACW common stock in connection with the mergers and the mergers will not cause PACW to cease being an independent public company or to have its stock delisted from Nasdaq, and BANC will not complete the issuance of shares of BANC common stock pursuant to the merger agreement or the investment agreements. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $39.5 million will be payable by either BANC or PACW to the other party, as applicable. Additionally, following the termination of the merger agreement, BANC and PACW may be required to reimburse the other for some or all of such party’s costs associated with the balance sheet repositioning. See the section entitled “The Merger Agreement—Termination Fee and Expense Reimbursement” beginning on page 134 for a more detailed discussion of the circumstances under which a termination fee may be required to be paid and the amount of any balance sheet repositioning costs each party is required to bear.
In the event that the merger agreement is terminated and BANC receives all or any portion of the termination fee, BANC may be required to pay (i) the Warburg Investors an amount equal to 16.3% and (ii) the Centerbridge Investor an amount equal to 3.7%, in each case, of the amount of the termination fee net of certain out-of-pocket fees, costs and expenses of BANC. See the section entitled “The Investment Agreement—Commitment Compensation and Transaction Expenses” beginning on page 149 for a more detailed discussion of the circumstances under which BANC is required to pay the Investors a percentage of the termination fee.
In addition, if the merger agreement is terminated, the investment agreements will automatically terminate and BANC will not issue the shares of BANC common stock, shares of BANC NVCE stock or warrants pursuant to the investment agreements. Also, the amendment and restatement of the BANC existing omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc. 2018 Omnibus Stock Incentive Plan, and the BANC charter amendment will not become effective.
Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?
A:
The record date for the BANC and PACW special meetings is earlier than the date of the BANC special meeting and the PACW special meeting, and earlier than the date that the first merger is expected to be completed. If you sell or otherwise transfer your shares of BANC common stock or PACW common stock after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the PACW common stock, you will not have the right to receive the merger consideration to be received by PACW stockholders in connection with the first merger. In order to receive the merger consideration, you must hold your shares of PACW common stock through the completion of the first merger.

Q:	If I am a PACW stockholder, should I send in my certificates of shares of PACW common stock?
A:
No. If you are a PACW stockholder, please do not send in your stock certificates with your proxy. After the mergers are completed, an exchange agent mutually agreed upon by BANC and PACW (the “exchange agent”) will send you instructions for exchanging PACW stock certificates for the consideration to be received in the first merger. See the section entitled “The Merger Agreement—Exchange of Shares” beginning on page 120.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you are a beneficial owner and hold shares of BANC common stock or PACW common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of BANC common stock or PACW common stock in more than one brokerage account, you may receive more than one set of voting materials relating to the same special meeting.

Record Holders. For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by telephone or internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of BANC common stock or PACW common stock are voted.
Beneficial Owners. For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.

Q:	Who can help answer my questions?
A:
BANC Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

PACW Stockholders: If you have any questions about the mergers or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact PACW’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.
Q:	Where can I find more information about BANC and PACW?
A:	You can find more information about BANC and PACW from the various sources described under the section entitled “Where You Can Find More Information” beginning on page 201.
Q:	What is householding and how does it affect me?
A:
SEC rules permit BANC, PACW and intermediaries, such as brokers, to satisfy the delivery requirements for proxy materials by delivering a single set of proxy materials to an address shared by two or more of BANC stockholders or PACW stockholders, unless contrary instructions have been received in advance according to certain procedures. In cases of such contrary instructions, each stockholder continues to receive a separate notice of the meeting and proxy card.

Certain brokerage firms may have instituted householding for beneficial owners of BANC common stock and PACW common stock, as applicable, held through such brokerage firms. If your family has multiple accounts holding BANC common stock or PACW common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus, including the documents attached as annexes to this joint proxy statement/prospectus and the other documents we refer you to, for a more complete understanding of the matters being considered at the special meetings. In addition, we (i) include important business and financial information about PACW in the annexes to this joint proxy statement/prospectus and (ii) incorporate by reference important business and financial information about BANC into this joint proxy statement/prospectus. You may obtain the information regarding BANC incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.
Information about the Companies (page 69)
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
BANC, a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly-owned subsidiary, BANC N.A., a California-based bank. BANC has 32 offices, including 26 full-service branches located throughout Southern California. BANC has served California markets since 1941 through BANC N.A. and its predecessors. As of June 30, 2023, BANC, together with its subsidiaries, had total assets of $9.37 billion, loans and leases, net of deferred fees, of $7.08 billion, total deposits of $6.87 billion and total stockholders’ equity of $0.957 billion.
Through its dedicated professionals, BANC provides customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solutions through its subsidiary Deepstack Technologies. BANC helps to improve the communities where it lives and works by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, BANC provides a higher standard of banking.
BANC’s principal source of income is dividends from BANC N.A. BANC N.A., a national banking association regulated by the Office of the Comptroller of the Currency (the “OCC”), is a relationship-focused, full-service business banking organization. It offers an array of commercial loan and deposit products and services, including demand, savings and money market accounts, certificates of deposit, commercial and industrial loans, commercial real estate and multifamily loans, Small Business Administration loans and construction loans, and other business-oriented products.
Shares of BANC common stock are traded on the NYSE under the trading symbol “BANC.”
For more information about BANC, please visit BANC’s website at www.bancofcal.com. The information provided on BANC’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about BANC is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 201.
Cal Merger Sub, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
Merger Sub is a Delaware corporation and a wholly-owned subsidiary of BANC. Merger Sub was incorporated for the sole purpose of effecting the first merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the first merger, the separate corporate existence of Merger Sub will cease.

PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212-2007
(310) 887-8500
PACW is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, PACW Bank. PACW Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. PACW Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country. As of June 30, 2023, PACW, together with its subsidiaries, had total assets of $38.3 billion, loans and leases, net of deferred fees, of $22.3 billion, total deposits of $27.9 billion and total stockholders’ equity of $2.5 billion.
PACW’s principal source of income is dividends from PACW Bank. PACW Bank is a state-chartered non-member bank and, as such, is regulated by the Federal Deposit Insurance Corporation (the “FDIC”) as its primary federal regulator and the California Department of Financial Protection and Innovation. In addition, PACW Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws. Subject to the completion of the mergers and prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”). As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve.
PACW common stock is traded on Nasdaq under the symbol “PACW.” The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” Additional information about PACW and its subsidiaries is included in the annexes to this joint proxy statement/prospectus. For additional information about PACW and its subsidiaries, please visit PACW’s website at www.pacwestbancorp.com. The information provided on PACW’s website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 201.
The Mergers and the Merger Agreement (pages 71 and 138)
The terms and conditions of the mergers are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the mergers.
On the terms and subject to the conditions set forth in the merger agreement, at the effective time, Merger Sub will merge with and into PACW, with PACW continuing as the surviving entity in the first merger. Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation in the second merger. Promptly following the second merger, PACW Bank, which will then be a wholly-owned subsidiary of BANC, will become a member bank of the Federal Reserve System. Promptly following the effectiveness of the FRS Membership, BANC N.A., a wholly-owned subsidiary of BANC, will merge with and into PACW Bank, with PACW Bank as the surviving bank in the bank merger. The combined company and the surviving bank will operate under the “Banc of California” name and brand following the closing of the transaction. After the effective time, (i) PACW will no longer be a public company, (ii) PACW common stock and PACW depositary shares will be delisted from Nasdaq and will cease to be publicly traded, and (iii) PACW common stock and PACW depositary shares will be deregistered under the Exchange Act. Immediately after the second effective time, BANC stockholders will continue to own their existing shares of BANC common stock and PACW will cease to exist.
Merger Consideration (page 118)
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock they own, subject to certain exceptions. PACW stockholders who would otherwise be entitled to a fraction of a share of BANC common stock will be entitled to receive an amount in cash (rounded to the nearest cent) based on the BANC closing share value.
BANC common stock is listed on the NYSE under the symbol “BANC,” and PACW common stock is listed on Nasdaq under the symbol “PACW.” The following table shows the closing sale prices of BANC common stock and PACW common stock as reported on the NYSE and Nasdaq, as applicable, on July 24, 2023, the last trading day before the public announcement of the merger agreement, and on [ ], 2023, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of PACW common stock, which was calculated by multiplying the closing price of BANC common stock on those dates by the exchange ratio of 0.6569 rounded to the nearest cent.
	BANC Common Stock	PACW Common Stock	Implied Value of One Share of PACW Common Stock
July 24, 2023	$13.15	$10.54	$8.64
[ ], 2023	$[ ]	$[ ]	$[ ]
For more information on the exchange ratio, see the section entitled “The Transactions—Terms of the Mergers” beginning on page 71 and the section entitled “The Merger Agreement—Merger Consideration” beginning on page 118.
In the second merger, each outstanding share of the PACW preferred stock will be converted into the right to receive one share of a newly created series of preferred stock of BANC having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the PACW preferred stockholders than the existing powers, preferences, rights, qualifications and limitations of the PACW preferred stock.
Additionally in the second merger, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share and will represent a 1/40th interest in a share of new BANC preferred stock.
Treatment of BANC Equity Awards (page 119)
At the effective time, each BANC RSU award and each stock option granted under the BANC stock plans that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding BANC PSU award, other than BANC stock-price PSU awards, will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the compensation, nominating and corporate governance committee of the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder.
Treatment of PACW Equity Awards (page 119)
At the effective time, each restricted stock award granted under the PACW stock plan will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the board of directors of PACW will vest at the effective time. The merger agreement further provides that each PACW PSU award will, at the effective time, convert into a Converted RSU award, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of (i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.
Material U.S. Federal Income Tax Considerations of the Mergers (page 153)
The mergers, taken together, are intended to qualify as a “reorganization” for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the first merger that each of BANC and PACW receives a legal opinion to the effect that the mergers, taken together, will so qualify. Accordingly, PACW stockholders generally will not recognize any gain or loss for U.S. federal income tax purposes on the exchange of PACW common stock for BANC common stock in the first merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of BANC common stock. You should be aware that the tax consequences of the mergers may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the mergers.
For more detailed information, please refer to the section entitled “Material U.S. Federal Income Tax Considerations” beginning on page 153.
The U.S. federal income tax considerations described above may not apply to all PACW stockholders. Your tax consequences will depend on your individual situation. Accordingly, you should consult your tax advisor for a full understanding of the particular tax consequences of the mergers to you.
Recommendation of the BANC Board of Directors (page 44)
After careful consideration, the BANC board of directors, at a special meeting held on July 24, 2023, unanimously (a) determined that the merger agreement and the transactions contemplated thereby, including the mergers, and the BANC issuance, are advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the mergers and the BANC issuance. Accordingly, the BANC board of directors unanimously recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal. For a more detailed discussion of the BANC board of directors’ recommendation, see the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 77.
Opinion of BANC’s Financial Advisor (page 82)
In connection with the mergers, BANC’s financial advisor, J.P. Morgan Securities LLC, which we refer to as JPM, delivered a written opinion, dated July 25, 2023, to the BANC board of directors to the effect that, as of such date and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. The full text of the written opinion of JPM, dated July 25, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex O to this joint proxy statement/prospectus and is incorporated herein by reference. JPM’s written opinion was addressed to the BANC board of directors in connection with and for the purposes of its evaluation of the mergers, was directed only to the exchange ratio in the first merger and did not address any other aspect of the mergers. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of JPM does not constitute a recommendation to any BANC stockholder as to how such stockholder should vote with respect to the mergers or any other matter.
Recommendation of the PACW Board of Directors (page 61)
After careful consideration, the PACW board of directors, at a meeting held on July 25, 2023, unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger and entry into the merger agreement by PACW. Accordingly, the PACW board of directors unanimously recommends that the PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal. For a more detailed discussion of the PACW board of directors’ recommendation, see the section entitled “The Transactions—PACW’s Reasons for the Merger; Recommendation of the PACW Board of Directors” beginning on page 80.
Opinion of PACW’s Financial Advisor (page 90)
In connection with the mergers, PACW’s financial advisor, Piper Sandler & Co., which we refer to as PSC, delivered a written opinion, dated July 25, 2023, to the PACW board of directors to the effect that, as of such date, the exchange ratio in the first merger was fair to the holders of PACW’s common stock from a financial point of view. PSC’s opinion was directed to the PACW board of directors in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any PACW stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the first merger and the merger agreement. The full text of PSC’s opinion is attached as Annex P to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion. Holders of PACW common stock are urged to read the entire opinion carefully in connection with their consideration of the PACW merger proposal.
Interests of Certain BANC Directors and Executive Officers in the Mergers (page 105)
In considering the recommendation of the BANC board of directors with respect to the BANC issuance proposal, BANC stockholders should be aware that, aside from their interests as BANC stockholders, the directors and executive officers of BANC have certain interests in the merger that may be different from, or in addition to, the interests of BANC stockholders generally. These interests include, among others, the following:
•
BANC RSU Awards: Each of BANC’s executive officers hold outstanding BANC RSU awards that will be deemed replaced upon the effective time and, in accordance with the terms and conditions generally applicable to such awards prior to the effective time, will remain outstanding and continue to be subject to the applicable vesting conditions. Such awards will be eligible for “double-trigger” vesting upon a qualifying termination within the 24-month period following a change in control (including the mergers).

•
BANC PSU Awards: Each of BANC’s executive officers hold outstanding BANC PSU awards that, other than BANC stock-price PSU awards which will be cancelled at the effective time subject to applicable consents, will vest upon the effective time with performance deemed achieved at the target level of performance.

•
BANC Director Awards: Outstanding BANC RSU awards held by each of BANC’s non-employee directors will vest at the effective time in accordance with their terms. Two members of the BANC board of directors hold fully vested stock options which, upon a qualifying termination of the director’s service occurring on or within two years following the effective time, will be exercisable for the remainder of their respective terms.

•
BANC Executive Severance Plan: Certain of BANC’s executive officers are participants in the BANC Executive Change in Control Severance Plan (the “BANC executive severance plan”), which, upon a qualifying termination of employment in connection with a change in control (including the mergers), provides for, amongst other benefits, severance payments equal to 1.0 times (1.5 times for Messrs. Dotan, Dyck and Sotoodeh) the sum of the executive officer’s annual base salary and target annual bonus. As described below, certain of BANC's executive officers are expected to continue to serve as executive officers of the combined company and the surviving bank following the effective time, and accordingly, no severance payments are expected for such executive officers at the effective time.

•
Change in Control/Employment Agreements with Severance: Messrs. Wolff and Kauder are party to employment agreements (the “executive employment agreements”), which, upon a qualifying termination of employment in connection with a change in control (including the mergers), provide for, amongst other benefits, severance payments equal to two times for Mr. Kauder (three times for Mr. Wolff) the sum of Messrs. Wolff and Kauder’s annual base salary and target annual bonus and accelerated vesting of any outstanding equity awards. As described below, Messrs. Wolff and Kauder are expected to continue to serve as executive officers of the combined company and the surviving bank, and accordingly, no severance payments are expected for such executive officers at the effective time.

•	Change in Control: The effective time will result in a change in control under the BANC stock plans, the BANC executive severance plan and the BANC employment agreements described above.
•
Retention Programs: In connection with the mergers, BANC intends to establish retention programs to promote retention and to incentivize efforts to consummate the mergers and BANC’s executive officers may be eligible to receive retention benefits under these programs.

•
Directors & Executive Officers: Certain of BANC’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.

The BANC board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the BANC stockholders vote to approve the BANC issuance proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 71 and “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 77. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” beginning on page 105.
Interests of Certain PACW Directors and Executive Officers in the Mergers (page 108)
In considering the recommendation of the PACW board of directors with respect to the PACW merger proposal, PACW stockholders should be aware that, aside from their interests as PACW stockholders, PACW’s directors and executive officers have interests in the mergers that may be different from, or in addition to, those of PACW stockholders generally. These interests include, among others, the following:
•
PACW Restricted Stock Awards: Under the merger agreement, at the effective time, each award in respect of a share of PACW common stock subject to vesting, repurchase or other lapse restriction granted under the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “PACW equity plan”) that is outstanding immediately prior to the effective time (a “PACW restricted stock award”), other than PACW restricted stock awards held by PACW non-employee directors, will be converted into the right to receive (without interest) the merger consideration in respect of each share of PACW common stock subject to such PACW restricted stock award prior to the effective time with the same terms and conditions as were applicable prior to the effective time (including vesting terms).

•
PACW PSU Awards: Under the merger agreement, at the effective time, each performance-based restricted stock unit award in respect of shares of PACW common stock granted under the PACW equity plan that is outstanding immediately prior to the effective time (a “PACW PSU”) will be converted, based on the exchange ratio, into a time-based restricted stock unit award of BANC (a “BANC RSU”) with the same terms and conditions as were applicable prior to the effective time (including vesting terms, but excluding performance-based vesting conditions), and for purposes of determining the number of shares of PACW common stock subject to the PACW PSUs immediately prior to the effective time, performance will be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the effective time as reasonably determined by the PACW compensation and human capital committee (the “PACW compensation committee”) accordance with the PACW equity plan and the applicable award agreement and in consultation with BANC.

•
PACW Director Awards: Under the merger agreement, at the effective time, each PACW restricted stock award held by a non-employee member of the PACW board of directors (a “PACW director restricted stock award”), will fully vest and be converted automatically into the right to receive (without interest) the merger consideration.

•
PACW CIC Severance Plan: Each executive officer of PACW is a participant in the PacWest Bancorp Change in Control Severance Plan (the “CIC severance plan”) pursuant to which such executive officer is eligible to receive certain severance payments and benefits upon a termination of employment for “good reason” or by PACW other than for “cause” on or within two years after a “change in control,” including, amongst other benefits, (i) a lump sum cash payment equal to a designated severance multiple (three times for each of Messrs. Taylor and Wagner and two times for the other executive officers) times the sum of their annual base salary and the greater of the executive officer’s annual target bonus or average bonus and (ii) a lump sum cash payment equal to the executive officer’s pro-rata target bonus for the year in which the qualifying termination occurs.

•	Change in Control: The effective time will result in a change in control under the PACW equity plan and the CIC severance plan.

•
Directors & Executive Officers: Certain of PACW’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.

•
Indemnification: PACW’s directors and officers will be entitled to certain ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 128).

The PACW board of directors was aware of these interests and considered them, among other matters, in making its recommendation that the PACW stockholders vote to approve the PACW merger proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 71 and “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” beginning on page 80. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers” beginning on page 108.
Governance of the Combined Company after the Mergers (page 112)
Boards of Directors of the Combined Company and the Surviving Bank
At the effective time, on the terms and subject to the conditions set forth in the merger agreement, the board of directors of the combined company and the board of directors of the surviving bank will each consist of 12 directors, of which (a) eight will be former members of the BANC board of directors immediately prior to the closing and designated by BANC (the “legacy BANC directors”), including Jared M. Wolff, who will serve as Chairman of the board of directors of the surviving bank, (b) three will be former members of the PACW board of directors immediately prior to the merger closing and designated by PACW (the “legacy PACW directors”), including John M. Eggemeyer, III, who will serve as Chairman of the board of directors of the combined company (subject to the receipt of any necessary consent or non-objection of any governmental entity) and (c) one will be an individual designated by the Warburg Investors.
Under the merger agreement, if each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s corporate governance guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the combined company will be required to nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing, and the combined company’s proxy materials with respect to each such annual meeting will be required to include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors on the board of directors of the combined company.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate at least the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the closing of the Warburg investment (the “Warburg investment closing”), as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC agreed to (i) include a person nominated by the Warburg Investors to be appointed to the BANC board of directors (the “Warburg director”) in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.
Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.

Name and Headquarters (page 113)
The merger agreement provides that (a) the names of the combined company and the surviving bank will be Banc of California, Inc. and Banc of California, respectively, and (b) the headquarters of the combined company and the surviving bank will be located in Los Angeles, California or as otherwise mutually agreed in writing by BANC and PACW.
Regulatory Approvals (page 113)
Subject to the terms of the merger agreement, BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, FRS Membership, and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve in respect of the first merger, the bank merger and the FRS membership, and the California Department of Financial Protection and Innovation (the “DFPI”) under applicable state law. The applications to the Federal Reserve and the DFPI were submitted by BANC and PACW Bank on August 17, 2023. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations. Under the investment agreements, before the investments by the Investors may be completed, the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investment will not result in such Investor being deemed to have, or to have acquired, “control” of BANC for purposes of the Bank Holding Company Act of 1956 (the “BHC Act”) or the Change in Bank Control Act of 1978, as amended (the “CIBC Act”). See “Regulatory Approvals—Additional Regulatory Approvals and Notices.”
Although neither BANC nor PACW knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, BANC and PACW cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals or confirmations will not involve the imposition of conditions on the completion of the transactions contemplated by the merger agreement or the investment agreements that will have the effect of delaying or jeopardizing the completion of any of such transactions, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments).
Expected Timing of the Mergers
Neither BANC nor PACW can predict the actual date on which the mergers will be completed, or if the mergers will be completed at all, because completion is subject to conditions and factors outside the control of both companies. PACW must first obtain the requisite approval of PACW stockholders for the PACW merger proposal, and BANC must first obtain the requisite approval of BANC stockholders for the BANC issuance proposal. Receiving the approval by BANC stockholders of the BANC incentive plan proposal and BANC exemption amendment proposal is not a condition to the completion of the mergers or the investments. BANC and PACW must also obtain necessary regulatory approvals and satisfy certain other closing conditions. BANC and PACW expect the mergers to be completed promptly once BANC and PACW have obtained their respective requisite stockholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions to the first merger, including the substantially concurrent closing of the equity financing. BANC and PACW expect the closing of the mergers to occur in late 2023 or early 2024, subject to satisfaction or waiver of closing conditions.

Conditions to Complete the First Merger (page 132)
As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:
•
the requisite BANC stockholder approval and the requisite PACW stockholder approval having been obtained. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 130 for additional information regarding the requisite BANC stockholder approval and the requisite PACW stockholder approval;

•
BANC having filed a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock to be issued in connection with the mergers in accordance with the NYSE’s rules, and no further action being required to authorize such additional shares for listing, subject to official notice of issuance (this condition will be satisfied upon the authorization for listing of the BANC depositary shares; see the section entitled “The Transactions—Stock Exchange Listings” beginning on page 116 of this joint proxy statement/prospectus);

•
(a) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated and (b) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, the absence of any stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the BANC issuance, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no law, statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement;

•
the consummation of the purchase and sale of BANC common stock and BANC NVCE stock, for an aggregate investment amount that is greater than or equal to $400 million, pursuant to (i) the investment agreements and/or (ii) any other contract or agreement entered into after the execution of the merger agreement providing for the issuance of shares of BANC common stock and/or BANC NVCE stock on terms and conditions that are equivalent to the terms and conditions applicable to the issuance of shares of BANC common stock and BANC NVCE stock provided for in the investment agreements, in each case qualifying as common equity tier 1 capital of the combined company for purposes of 12 C.F.R. 217.20(b) (collectively, the “equity financing”) occurring substantially concurrently with the merger closing;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement, generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement, including the representation regarding the absence of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect with respect to such other party (and the receipt by each party of a certificate dated as of the closing date signed on behalf of such other party by the chief executive officer or the chief financial officer to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the effective time (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer or the chief financial officer to the foregoing effect); and

•
receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither BANC nor PACW can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement (page 0)
The merger agreement can be terminated at any time prior to the effective time, whether before or after receipt of the requisite PACW stockholder approval or the requisite BANC stockholder approval, in the following circumstances:
•	by mutual written consent of BANC and PACW;
•
by either BANC or PACW if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction, decree or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the completion of the mergers, the bank merger or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW if the first merger has not been completed on or before April 25, 2024 (which may be automatically extended to July 25, 2024 if any requisite regulatory approval is the sole outstanding condition to the obligations of either party to the consummation of the first merger (other than those conditions that by their nature can only be satisfied or waived at the merger closing, so long as such conditions are reasonably capable of being satisfied) (the “termination date”), unless the failure of the first merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there has been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of PACW, in the case of a termination by BANC, or on the part of BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with other breaches by such party (or failures of such party’s representations or warranties to be true and correct) would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by PACW prior to such time as the requisite BANC stockholder approval is obtained, if (i) BANC or the BANC board of directors (or a committee thereof) has made a recommendation change or (ii) BANC or the BANC board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the BANC board of directors’ recommendation. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 130 for additional information regarding the meaning of a “recommendation change”;

•
by BANC prior to such time as the requisite PACW stockholder approval is obtained, if (i) PACW or the PACW board of directors (or a committee thereof) has made a recommendation change or (ii) PACW or the PACW board of directors breaches in any material respect its obligations relating to non-solicitation of acquisition proposals or its obligations related to stockholder approval and the

PACW board recommendation. See the section entitled “The Merger Agreement—Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors” beginning on page 130 for additional information regarding the meaning of a “recommendation change”;
•
by BANC, if there is a material adverse effect on PACW under clause (y) of the definition of “material adverse effect” (which definition is set forth in whole on page 122 of this joint proxy statement/prospectus); or

•	by PACW, if there is a material adverse effect on BANC under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus.
Termination Fee and Expense Reimbursement under the Merger Agreement (page 134)
If the merger agreement is terminated by either BANC or PACW under certain circumstances, including certain circumstances involving alternative acquisition proposals and changes in the recommendation of the BANC board of directors or the PACW board of directors, respectively, BANC or PACW may be required to pay a termination fee to the other party equal to $39.5 million.
If the merger agreement is terminated and the termination fee is payable to BANC by PACW, so long as the investment agreements (as applicable) have not been terminated by BANC due to certain breaches by the Investors (as applicable), BANC will be required to pay (x) the Warburg Investors an amount equal to 16.3% and (y) the Centerbridge Investor an amount equal to 3.7%, in each case, of the termination fee received by BANC, net of BANC’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreements and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee.
Reimbursement for Balance Sheet Restructuring Costs (page 134)
In general, if the merger agreement is terminated, then PACW has agreed to be responsible for 80.36% of the out-of-pocket fees, costs and expenses incurred by PACW and BANC and associated with or arising out of the negotiation, execution or delivery of, or termination of, any contract, agreement or arrangement relating to its portion of the balance sheet repositioning (such agreement, the “BSR agreement” and such costs, the “BSR costs”) and BANC has agreed to be responsible for the remaining 19.64% of the BSR costs. However, if the merger agreement is terminated by BANC under certain circumstances associated with certain breaches of the merger agreement by PACW or a material adverse effect applicable to PACW under clause (y) of the definition of material adverse effect (as discussed in the section entitled “The Merger Agreement—Termination of the Merger Agreement” beginning on page 133), then PACW has agreed to be responsible for 100% of the BSR Costs. Similarly, if the merger agreement is terminated by PACW under certain circumstances associated with certain breaches of the merger agreement by BANC or a material adverse effect applicable to BANC under clause (y) of the definition of material adverse effect (as discussed above in “Summary—Termination of the Merger Agreement”), then BANC has agreed to be responsible for 100% of the BSR costs. BANC and PACW have further agreed in the merger agreement that the foregoing allocation of the BSR costs may be achieved though reimbursement by one party to the other party.
The Investments (page 138)
Concurrently with its entry into the merger agreement, BANC entered into the investment agreements, each dated as of July 25, 2023, with the Investors. On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.

The investments are contingent upon the merger closing in accordance with the merger agreement and are subject to the satisfaction or waiver of certain other closing conditions. The investment agreements will terminate following the occurrence of certain events, including: (i) automatically upon the valid termination of the merger agreement in accordance with its terms, (ii) with the mutual written consent of BANC and the applicable Investors, (iii) following written notice from either BANC or the applicable Investors following either (x) the applicable investment closing having not occurred on or prior to April 25, 2024 (which will be automatically extended to July 25, 2024 in certain circumstances set forth in the investment agreements) or (y) upon certain breaches of the investment agreements by the other party (subject to certain exceptions and following applicable cure periods) and (iv) by either BANC or the applicable Investors if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing has denied approval of the transactions contemplated by the applicable investment agreement (subject to certain exceptions). For more information on the terms of the investment agreements, see the section entitled “—The Investment Agreements” below.
Voting Agreements (page 136)
Each member of the PACW board of directors has entered into a voting agreement with BANC in which such director has agreed (in such director’s capacity as a stockholder only) to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. Under the voting agreement, each member of the PACW board of directors agrees to not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of PACW common stock, subject to certain exceptions. As of the close of business on the PACW record date, such persons beneficially owned, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
In addition, each member of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed (in such director’s capacity as a stockholder only) to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors has also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. Under the voting agreement, each member of the BANC board of directors agrees to not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of BANC common stock, subject to certain exceptions. As of the close of business on the BANC record date, such persons beneficially owned, in the aggregate, [ ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
The voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms. For more information, please see the section entitled “The Merger Agreement—Voting Agreements.”
Accounting Treatment of the Mergers (page 115)
The mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with the U.S. generally accepted accounting principles (“GAAP”), and PACW will be treated as the acquirer for accounting purposes.

The Rights of PACW Stockholders Will Change as a Result of the Mergers (page 42)
Upon completion of the first merger, the rights of former PACW stockholders who receive shares of BANC common stock in the first merger will be governed by the BANC charter and the BANC bylaws. The rights associated with PACW common stock are different from the rights associated with BANC common stock. In addition, the rights of stockholders under Maryland law, where BANC is incorporated, may differ from the rights of stockholders under Delaware law, where PACW is incorporated. See the section entitled “Comparison of the Rights of BANC Stockholders and PACW Stockholders” on page 188 for a discussion of the different rights associated with PACW common stock and BANC common stock.
Listing of BANC Common Stock and BANC Depositary Shares; Delisting and Deregistration of PACW Common Stock and PACW Depositary Shares (page 187)
The shares of (a) BANC common stock to be issued in the first merger and (b) BANC depositary shares to be issued in the second merger, in each case, will be listed for trading on the NYSE. Following the mergers, shares of BANC common stock will continue to be traded on the NYSE. In addition, following the (i) first merger, PACW common stock and (ii) second merger, PACW depositary shares will be delisted from Nasdaq and deregistered under the Exchange Act.
The BANC Special Meeting (page 44)
The BANC special meeting will be held at [ ] on [ ], 2023 at [ ], Pacific Time, at 3 MacArthur Place, Santa Ana, CA 92707, or at any postponement or adjournment thereof. At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following matters:
•	the BANC issuance proposal;
•	the BANC incentive plan proposal;
•	the BANC exemption amendment proposal; and
•	the BANC adjournment proposal.
The BANC board of directors has fixed the close of business on [ ], 2023 as the BANC record date for the determination of BANC stockholders entitled to notice of, and to vote at, the BANC special meeting. As of the close of business on the BANC record date, there were [ ] shares of BANC common stock outstanding held by [ ] holders of record. Each holder of record of BANC common stock is entitled to cast one vote on each matter properly brought before the BANC special meeting for each share of BANC common stock that such holder owned of record as of the BANC record date; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of the shares of BANC common stock outstanding as of the BANC record date may vote shares held in excess of such amount.
Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the BANC issuance proposal or any other proposal being considered by the BANC stockholders as described in this joint proxy statement/prospectus and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC issuance proposal will not have any effect on the BANC issuance proposal.
Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC incentive plan proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC incentive plan proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC incentive plan proposal will not have any effect on the BANC incentive plan proposal.
Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC exemption amendment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. The failure to vote on the BANC exemption amendment proposal will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC adjournment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC adjournment proposal will not have any effect on the BANC adjournment proposal.
The PACW Special Meeting (page 61)
The PACW special meeting will be held on [ ], 2023, at [ ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237, or at any postponement or adjournment thereof. At the PACW special meeting, PACW stockholders will be asked to consider and vote upon the following matters:
•	The PACW merger proposal;
•	The PACW compensation proposal; and
•	The PACW adjournment proposal.
The PACW board of directors has fixed the close of business on [ ], 2023 as the PACW record date for the determination of PACW stockholders entitled to notice of, and to vote at, the PACW special meeting. As of the close of business on the PACW record date, there were [ ] shares of PACW common stock outstanding held by [ ] holders of record. Each holder of record of PACW common stock is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date.
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. Because, under applicable rules, banks, brokers and other holders of record holding shares in “street name” do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by PACW stockholders, if a beneficial owner of PACW common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the PACW special meeting if no other proposals are brought before the PACW special meeting.
Approval of the PACW merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the PACW merger proposal, it will have the same effect as a vote “AGAINST” the proposal.

Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW compensation proposal is not a condition to the completion of the mergers. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
Whether or not a quorum is present, approval of the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
BANC Charter Exemption Amendment
In connection with the Warburg investment, if the approval by BANC stockholders of the BANC exemption amendment proposal is obtained, contingent upon the closing of the transactions contemplated by the merger agreement, the BANC charter will be amended to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter (the “BANC charter amendment”). A copy of the proposed BANC charter amendment is attached to this joint proxy statement/prospectus as Annex D. This BANC charter amendment is not a closing condition to the investments.
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved by BANC stockholders at the BANC special meeting, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the Warburg investment closing until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal and contingent upon the closing of the transactions contemplated by the merger agreement, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of State.
After the second effective time, the BANC charter, as in effect immediately prior to the effective time, will be the charter of the combined company until thereafter amended in accordance with applicable law.
Appraisal or Dissenters’ Rights in Connection with the Mergers (page 116)
BANC stockholders are not entitled to dissenters’ rights under the MGCL, and PACW stockholders are not entitled to appraisal rights under the DGCL. For more information, see the section entitled “The Transactions—Appraisal or Dissenters’ Rights in Connection with the Mergers” beginning on page 116.
Risk Factors (page 34)
In evaluating the merger agreement, the mergers or the issuance of shares of BANC common stock, BANC NVCE stock or the warrants, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 34.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained in this joint proxy statement/prospectus, or in documents incorporated by reference or attached as annexes to this joint proxy statement/prospectus, are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Exchange Act. Any statement that does not describe historical or current facts is a forward-looking statement.
Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. Forward-looking statements are based on current expectations, estimates and projections about PACW’s and BANC’s businesses, beliefs of PACW’s and BANC’s managements and assumptions made by PACW’s and BANC’s managements. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“future factors”) which are difficult to predict, change over time, and are often beyond the control of BANC, PACW and the combined company. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
While there is no assurance that any list of future factors is complete, in addition to the factors relating to the mergers discussed under the section entitled “Risk Factors” and the risk factors previously discussed in BANC’s and PACW’s reports filed with the SEC, which could cause actual results to differ materially from those contained or implied in the forward-looking statements, below are certain future factors, among others:
•	the risk that the proposed transaction may not be completed in a timely manner or at all;
•
the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the BANC stockholders and PACW stockholders and the requisite regulatory approvals and without any materially burdensome regulatory condition within the time periods provided in the merger agreement;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or the investment agreements;
•	the inability to obtain alternative capital to the investments in the event it becomes necessary to complete the equity financing, which is a condition to the consummation of the proposed transaction;
•	the effect of the announcement or pendency of the proposed transaction on BANC’s and PACW’s business relationships, operating results and business generally;
•	risks that the proposed transaction disrupts current plans and operations of BANC and PACW;
•	potential difficulties in retaining BANC and PACW customers and employees as a result of the proposed transaction;
•	BANC’s and PACW’s estimates of their respective financial performance and the financial performance of the combined company;
•	changes in general economic conditions;
•
changes in the interest rate environment, including the recent increases in the Federal Reserve benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect BANC’s and PACW’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity;

•	the impacts of continuing inflation;
•
the credit risks of lending activities, which may be affected by deterioration in the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of BANC’s and PACW’s underwriting practices and the risk of fraud;

•	fluctuations in the demand for loans and other banking products offered by BANC and PACW;

•
the ability to develop and maintain a strong core deposit base or other low-cost funding sources necessary to fund BANC’s and PACW’s activities particularly in a rising or high interest rate environment;

•	the rapid withdrawal of a significant amount of deposits over a short period of time;
•
results of examinations by regulatory authorities of BANC or PACW and the possibility that any such regulatory authority may, among other things, limit BANC’s or PACW’s business activities, restrict BANC’s or PACW’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase BANC’s or PACW’s allowance for credit losses, result in write-downs of asset values, restrict BANC’s or PACW’s ability or that of BANC’s or PACW’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions;

•	the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks;
•	changes in the markets in which BANC and PACW compete, including with respect to the competitive landscape, technology evolution or regulatory changes;
•	changes in consumer spending, borrowing and saving habits;
•	slowdowns in securities trading or shifting demand for security trading products;
•	the impact of natural disasters or health epidemics;
•	legislative or regulatory changes;
•	impact of operating in a highly competitive industry;
•	reliance on third party service providers;
•	competition in retaining key employees;
•
risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions;

•	changes to accounting principles and guidelines;
•	the impact of purchase accounting with respect to the mergers, or any change in the assumptions used regarding the assets purchased and liabilities assumed to determine their fair value;
•	potential litigation relating to the proposed transaction that could be instituted against BANC, PACW or their respective directors and officers, including the effects of any outcomes related thereto;
•	volatility in the trading price of BANC’s or PACW’s securities, including due to the impacts of short selling of the securities of BANC and/or PACW;
•	the effectiveness of the hedging positions of BANC and PACW, including in respect of the balance sheet repositioning;
•	the effects of the balance sheet repositioning, including potential losses associated with the balance sheet repositioning;
•	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and
•	unexpected costs, charges or expenses resulting from the proposed transaction.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into or attached as annexes to this joint proxy statement/prospectus, BANC and PACW claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in or attached as annexes to this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither BANC nor PACW undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that BANC and PACW have filed with the SEC as described under the section entitled “Where You Can Find More Information” beginning on page 201.
BANC and PACW expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained in, referred to, attached to or incorporated by reference into this joint proxy statement/prospectus.

RISK FACTORS
An investment by PACW stockholders in BANC common stock as a result of the exchange of shares of PACW common stock for shares of BANC common stock in the first merger involves certain risks. Similarly, a decision on the part of BANC stockholders to approve the BANC issuance also involves risks for BANC stockholders, who will continue to hold their shares of BANC common stock after the mergers. Certain material risks and uncertainties connected with the merger agreement and the investment agreements and transactions contemplated thereby and ownership of BANC common stock are discussed below. In addition, BANC and PACW have discussed certain other material risks connected with the ownership of BANC common stock and with BANC’s business, and with the ownership of PACW common stock and PACW’s business, respectively, under the caption “Risk Factors” appearing in their Annual Reports on Form 10-K most recently filed with the SEC, and may include additional or updated disclosures of such material risks in their subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that each has filed with the SEC or may file with the SEC after the date of this joint proxy statement/prospectus.
PACW stockholders and BANC stockholders should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus, including the discussions of risk factors included in the documents incorporated by reference into or attached hereto as annexes to this joint proxy statement/prospectus, in deciding whether to vote for approval of the various proposals for which they may be entitled to vote at the PACW special meeting or the BANC special meeting. The risks described in this joint proxy statement/prospectus and in those documents incorporated by reference herein or attached as annexes hereto may adversely affect the value of BANC common stock that you, as an existing BANC stockholder, currently hold or that you, as an existing PACW stockholder, will hold upon consummation of the first merger, and could result in a significant decline in the value of BANC common stock and cause BANC stockholders and/or PACW stockholders to lose all or part of the value of their respective investments in BANC common stock.
Risks Relating to the Consummation of the Mergers and BANC Following the Mergers
Because the market price of BANC common stock may fluctuate prior to the effective time, including as a result of BANC’s and PACW’s financial performance prior to the effective time, stockholders cannot be certain of the market value of the merger consideration to be received by PACW stockholders.
In the first merger, the PACW stockholders will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock they own, subject to certain exceptions. Although the number of shares of BANC common stock that PACW stockholders will be entitled to receive per share of PACW common stock is fixed, the market value of the merger consideration will fluctuate with the market price of BANC common stock and will not be known at the time of the BANC and PACW special meetings. Neither BANC nor PACW is permitted to terminate the merger agreement as a result of any increase or decrease in the market price of BANC common stock or PACW common stock.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in BANC’s and PACW’s businesses, operations and prospects, the performance of peer companies and other financial companies, volatility in the prices of securities in global financial markets, including market prices of BANC common stock, PACW common stock and the other public traded banking institutions as well as changes in applicable laws and regulations, many of which are beyond BANC’s and PACW’s control. Therefore, at the time of the BANC special meeting and the PACW special meeting, BANC stockholders and PACW stockholders will not know the market value of the merger consideration that PACW stockholders will receive at the effective time. You should obtain current market quotations for shares of BANC common stock (NYSE: BANC) and for shares of PACW common stock (NASDAQ: PACW).
The market price of BANC common stock after the mergers may be affected by factors different from those currently affecting the shares of BANC common stock or PACW common stock. Similarly, the market price of BANC depositary shares after the mergers may be affected by factors different from those currently affecting the market price of PACW depositary shares.
As a result of the first merger, PACW stockholders will become BANC stockholders, and certain adjustments may be made to the combined company’s business as a result of the mergers. Accordingly, the results of operations of the combined company and the market price of BANC common stock and BANC depositary shares after the completion of the mergers may be affected by factors different from those currently affecting the independent results of operations of each of BANC and PACW. For a discussion of the businesses of BANC and PACW and of certain factors to consider in connection with those businesses, see the documents incorporated by reference in, or attached as annexes to, this joint proxy statement/prospectus.
The opinion delivered by JPM to the BANC board of directors and the opinion delivered by PSC to the PACW board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the date of the opinions.
The opinion of JPM, BANC’s financial advisor, to the BANC board of directors, was delivered on and dated July 25, 2023 and the opinion of PSC, PACW’s financial advisor, to the PACW board of directors was delivered on and dated July 25, 2023. Changes in the operations and prospects of BANC or PACW, general market and economic conditions and other factors which may be beyond the control of BANC and PACW, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of BANC common stock and PACW common stock, may have altered the value of BANC or PACW or the prices of shares of BANC common stock and PACW common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the effective time. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the mergers.
Before the mergers and the bank merger may be completed, the requisite approvals, consents and non-objections must be obtained from the Federal Reserve and the DFPI. Under the investment agreements, before the investments by the Investors may be completed, the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investment will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or the CIBC Act and the related regulations, either individually or as part of an association or group “acting in concert”. Other approvals, waivers or consents from regulators may also be required, both for the mergers and for the investments.
In determining whether to grant these approvals and confirmations, such regulatory authorities consider a variety of factors. These approvals or confirmations could be delayed or not obtained at all, including due to (i) a party’s regulatory standing (or adverse development in respect thereof), (ii) any other factors considered by regulators when granting such approvals or confirmations, including governmental, political or community group inquiries, investigations or opposition, or (iii) changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement or the investment agreements. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreements, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments and their inclusion as common equity tier 1 capital, assuming the mergers and the investments are consummated successfully and within the expected timeframe). In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in abandonment of the mergers and the investments. Additionally, the completion of the mergers and the investments is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prevent, prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement or the investment agreements, as applicable.
BANC and PACW have agreed in the merger agreement to use reasonable best efforts to consummate the transactions contemplated by the merger agreement on the terms and conditions set forth therein, including using reasonable best efforts to satisfy all conditions and covenants under their control in the merger agreement. However, under the terms of the merger agreement, neither BANC nor PACW, nor any of their respective subsidiaries, is required or permitted (without the written consent of the other party), to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would

(i) reasonably be expected to require the combined company or any other person to issue equity securities or otherwise raise capital in excess of the amount contemplated by the investments under the merger agreement; or (ii) (A) not apply to a similarly sized financial holding company and state member bank that are well-capitalized and well-managed and (B) be materially more burdensome, individually or in the aggregate, on the operations, business or profitability of the combined company and its subsidiaries than those imposed on BANC or BANC N.A. as of the date of the merger agreement (a “materially burdensome regulatory condition”).
BANC and the Investors have agreed in the investment agreements to use reasonable best efforts to promptly prepare and file for all permits, consents, approvals, confirmations and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the investments as promptly as reasonably practicable, and to respond to any request for information from any government authority related to the foregoing, so as to enable the parties to consummate the transactions contemplated by the investment agreements. However, under the terms of the investment agreements, neither BANC nor any of its subsidiaries is permitted (without the written consent of the other party), and none of the Investors or any of their affiliates is required, to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, that would reasonably be expected to cause any Investor, any of their respective affiliates or any of their partners or principals to (A) “control” BANC or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” BANC or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to BANC pursuant to the BHC Act; or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to BANC, PACW or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, BANC, PACW or any of their respective subsidiaries.
Consummation of the mergers and each Investor’s investment is conditioned upon the substantially concurrent closing of an aggregate $400 million investment.
As a condition to the consummation of the mergers, BANC must substantially concurrently therewith consummate the purchase and sale of BANC common stock and BANC NVCE stock for an aggregate investment amount that is greater than or equal to $400 million pursuant to (i) the investment agreements and/or (ii) any other contract or agreement entered into after the execution of the merger agreement providing for the issuance of shares of BANC common stock and/or BANC NVCE stock on equivalent terms and conditions as set forth in the investment agreements, in each case qualifying as common equity tier 1 capital (“qualifying equity securities”). As a condition to the consummation of each Investor’s investment, BANC must have substantially concurrently received an investment which, together with the Investor’s investment, constitutes an investment of $400 million or greater in BANC’s qualifying equity securities. Although BANC has legally binding agreements with each of the Warburg Investors and the Centerbridge Investor pursuant to which the Investors (in the aggregate) have agreed to invest $400 million in BANC’s qualifying equity securities substantially concurrently with the consummation of the mergers, the obligation of each Investor to make such investment is subject to various conditions. If any Investor fails to consummate its portion of the investments, BANC may be required to seek a new investment in BANC’s qualifying equity securities from other third parties, which may or may not be available (and may or may not be available on the same terms as the investment agreements). Failure to consummate (or a delay in consummating) the investments may cause the failure or delay in the ability of the parties to consummate the mergers.
Failure to consummate the mergers and investments could negatively impact BANC and PACW.
The consummation of the mergers is subject to the receipt of requisite regulatory and stockholder approvals and the satisfaction of other closing conditions, including the substantially concurrent consummation of the investments, as noted above. If the mergers are not completed for any reason, including as a result of BANC stockholders or PACW stockholders failing to grant the applicable requisite stockholder approval at the applicable company’s special stockholders meeting or the imposition of a materially burdensome regulatory condition resulting in either BANC or PACW refusing to consummate the mergers, there may be various adverse consequences and BANC and PACW may experience negative reactions from the financial markets and from their customers and employees. For example, BANC’s business and PACW’s business may each be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the mergers, without realizing any of the anticipated benefits of consummating the mergers.

Additionally, if the merger agreement is terminated, the market price of the BANC common stock and/or the PACW common stock could decline to the extent that current market prices reflect a market assumption that the mergers and/or, in the case of BANC, the investments will be beneficial and will be consummated. BANC or PACW also could be subject to litigation related to any failure to complete the mergers or, in the case of BANC, the investments or to proceedings commenced against BANC or PACW to perform its obligations under the merger agreement or, in the case of BANC, the investment agreements. If the merger agreement is terminated under certain circumstances, one party may be required to pay a termination fee of $39.5 million to the other party. If BANC receives a termination fee, it may be required to remit a portion of that fee to the Investors.
Additionally, BANC and PACW have incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement and, in the case of BANC, the investment agreements (including the investments and the balance sheet repositioning (as defined below)), as well as the costs and expenses of preparing, filing, printing and mailing of a joint proxy statement/prospectus in connection with the mergers, and all filing and other fees paid in connection with the mergers. If the mergers and/or the investments are not completed, BANC and PACW would have to pay these expenses without realizing the expected benefits of the mergers and/or the investments, as applicable. Although BANC or PACW may be entitled to receive a termination fee of $39.5 million from the other party and/or expense reimbursement with respect to certain costs and expenses associated with the balance sheet repositioning if the merger agreement is terminated under certain circumstances, (i) such payments may not be sufficient to fully compensate BANC or PACW for the losses it may incur in connection with a failure of the mergers to be consummated and (ii) BANC may be required to remit a portion of the termination fee it receives to the Investors.
Combining BANC and PACW may be more difficult, costly or time-consuming than expected, and the combined company may fail to realize the anticipated benefits of the mergers.
The success of the mergers will depend, in part, on the ability of BANC and PACW to dispose certain assets in the planned balance sheet repositioning (the “balance sheet repositioning”) along with anticipated cost savings from combining the businesses of BANC and PACW. To realize the anticipated benefits and cost savings from the mergers, BANC and PACW must successfully dispose of assets at closing, which is inherently subject to market conditions and the risk that such conditions will be less favorable than what the parties expected when entering into the merger agreement, and successfully integrate and combine their businesses in a manner that permits those benefits and cost savings to be realized without adversely affecting current revenues and future growth. If BANC and PACW are not able to successfully achieve these objectives, the anticipated benefits of the mergers may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the mergers could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of, the mergers and the other transactions contemplated by the merger agreement (including the balance sheet repositioning), as well as any delays encountered in the integration process, could have an adverse effect upon the capital position, revenues, levels of expenses and operating results of the combined company following the completion of the mergers, which may adversely affect the value of the common stock of the combined company following the completion of the mergers.
BANC and PACW have operated and, until the completion of the mergers, must continue to operate independently.
It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with their stakeholders or to achieve the anticipated benefits and cost savings of the mergers. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on BANC or PACW during this pre-closing period and for an undetermined period after consummation of the mergers on the combined company.
Furthermore, the board of directors and executive leadership of the combined company and the surviving bank will consist of former directors and executive officers from each of BANC and PACW, as well as a director designated by the Warburg Investors. Combining the boards of directors and management teams of each company into a single board of directors and a single management team could require the reconciliation of differing priorities and philosophies.

The combined company may be unable to retain BANC and/or PACW personnel successfully after the mergers are completed.
The success of the mergers will depend, in part, on the combined company’s ability to retain the talent and dedication of key employees currently employed by BANC and PACW. It is possible that these employees may decide not to remain with BANC or PACW, as applicable, while the mergers are pending or with the combined company after the mergers are consummated. If BANC and PACW are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, BANC and PACW could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the mergers, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. BANC and PACW also may not be able to locate or retain suitable replacements for any key employees who leave either company.
BANC and PACW will be subject to business uncertainties and contractual restrictions while the mergers are pending.
Uncertainty about the effect of the mergers on employees and customers may have an adverse effect on BANC or PACW. These uncertainties may impair BANC’s or PACW’s ability to retain and motivate key personnel until the mergers are completed and could cause customers and others that deal with BANC or PACW to seek to change existing business relationships with BANC or PACW. In addition, subject to certain exceptions, each of BANC and PACW has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to (i) consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party and (ii) in the case of BANC, obtain any necessary approvals of any governmental entity in connection with the investments without the consent of the Investors. These restrictions may prevent BANC or PACW from pursuing attractive business opportunities that may arise prior to the completion of the mergers.
BANC and PACW have incurred and the combined company is expected to incur substantial costs related to the mergers and integration.
BANC and PACW have incurred and expect to incur a number of non-recurring costs associated with the mergers and, in the case of BANC, the investments. These costs include legal, financial, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, closing, integration and other related costs. Some of these costs are payable by BANC and/or PACW regardless of whether the mergers are completed.
In addition, the combined company will incur integration costs following the completion of the mergers as BANC and PACW integrate their businesses, including facilities and systems consolidation costs and employment-related costs. BANC and PACW may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While BANC and PACW have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the mergers, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Stockholder litigation related to the mergers and/or the investments could prevent or delay the completion of the mergers and/or the investments, result in the payment of damages or otherwise negatively impact the business and operations of BANC or PACW.
Stockholders may bring claims in connection with the mergers and/or the investments and, among other remedies, may seek damages or an injunction preventing the mergers and/or the investments from closing. If any plaintiff were successful in obtaining an injunction prohibiting BANC or PACW from completing the mergers or any other transactions contemplated by the merger agreement or BANC and the Investors from consummating the investments (or any portion thereof), then such injunction may delay or prevent the effectiveness of the mergers and the investments and could result in costs to BANC or PACW, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the mergers and/or the investments. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of BANC, PACW or the combined company.
The merger agreement may be terminated in accordance with its terms, and the mergers may not be consummated.
The obligation of the merger agreement parties to consummate the first merger is subject to a number of conditions that must be satisfied or waived in order to consummate the mergers. Those conditions include, among other things: (i) receiving the requisite approval by each of the BANC stockholders and the PACW stockholders of certain matters relating to the mergers at each company’s respective special stockholders meeting; (ii) the receipt of the requisite regulatory approvals from the Federal Reserve and the DFPI and that no requisite regulatory approval contains any materially burdensome regulatory condition; (iii) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the mergers, the bank merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal; (iv) the registration statement of which this joint proxy statement/prospectus is a part being declared effective by the SEC under the Securities Act; and (v) the consummation of a total of $400 million or greater investment in BANC’s qualifying equity securities substantially concurrently with the closing of the mergers. Each party’s obligation to consummate the mergers is also subject to certain additional conditions, including: (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party (including the absence of any material adverse effect, as defined in the merger agreement); (b) the performance in all material respects by the other party of its obligations under the merger agreement; and (c) the receipt by each party of an opinion from its counsel to the effect that the mergers will qualify as a reorganization within the meaning of Section 368(a) of the Code.
These conditions to the consummation of the first merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the mergers may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite stockholder approvals, or PACW or BANC may elect to terminate the merger agreement in certain other circumstances, including by BANC upon the occurrence of a material adverse effect under certain circumstances with respect to PACW or by PACW upon the occurrence of a material adverse effect under certain circumstances with respect to BANC.
The investment agreements may be terminated in accordance with their respective terms and the investments may not be consummated.
The obligation of the parties to each investment agreement to consummate the investments is subject to a number of conditions which must be satisfied or waived in order to consummate the investments. Those conditions include, among other things: (i) the substantially concurrent consummation of the mergers and the satisfaction of the conditions to the mergers under the merger agreement; (ii) the Warburg Investors and the Centerbridge Investor each must have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the applicable investments will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act; (iii) the absence of any order, injunction, decree or other legal restraint preventing the completion of the investments or making the completion of the investments or any of the other transactions contemplated by the investment agreements illegal; and (iv) the consummation, or substantially concurrent consummation, of a total of $400 million or greater investment in BANC’s qualifying equity securities. Each party’s obligation to consummate the investments is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, and (b) the performance in all material respects by the other party of its obligations under the applicable investment agreement.
These conditions to the consummation of the investments may not be satisfied or waived in a timely manner or at all, and, accordingly, the investments may not be consummated. In addition, the parties to each investment agreement can mutually decide to terminate the applicable investment agreement at any time, before or after the requisite stockholder approvals, or the parties may elect to terminate the applicable investment agreement in certain other circumstances.

Failure to complete the balance sheet repositioning could delay or hinder regulatory approvals.
Although neither BANC’s nor PACW’s balance sheet repositioning is a condition to consummate the first merger under the merger agreement, the regulators may not approve the mergers or the bank merger until the balance sheet repositioning can be completed to minimize capital and liquidity risk of the combined company. Therefore, if either BANC or PACW is unable to complete its balance sheet repositioning to the extent of any actions required to be undertaken prior to the merger closing, regulatory approval may be delayed or denied.
BANC and PACW may suffer significant losses from the balance sheet repositioning.
Under the merger agreement, BANC and PACW commit to use reasonable best efforts to enter into agreements to complete the balance sheet repositioning at the best commercially reasonably available price. Therefore, depending on the existence of various potential buyers and competitive prices, BANC or PACW may sell its assets at a significant loss, which could affect the financial condition and results of operations of BANC, PACW or the combined company.
The ability of BANC or PACW to use net operating loss carryforwards and other tax attributes may be limited in connection with the mergers or other ownership changes.
Both BANC and PACW are expected to incur taxable losses in connection with the balance sheet repositioning. To the extent these taxable losses exceed BANC’s or PACW’s taxable income, as applicable, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if at all.
Under Sections 382 and 383 of Code, these federal net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in BANC’s or PACW’s ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Each of BANC’s and PACW’s ability to utilize net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the mergers or other transactions. Similar rules may apply under state tax laws. Neither BANC nor PACW has determined the amount of the cumulative change in BANC’s or PACW’s ownership resulting from the mergers or other transactions, or any resulting limitations on BANC’s or PACW’s ability to utilize BANC’s or PACW’s net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes. Such limitations could result in increased future income tax liability to BANC or PACW and BANC’s or PACW’s future cash flows could be adversely affected. The effect of such limitations could also adversely affect BANC’s and PACW’s regulatory capital ratios.
In certain circumstances, to preserve BANC’s or PACW’s ability to utilize BANC’s or PACW’s tax attributes without limitation, BANC, PACW or the combined company may take actions to attempt to prevent an “ownership change” from occurring, including by adopting provisions that would limit or discourage stockholders from acquiring 5% or more of BANC or PACW or in the case of stockholders that already own 5% or more of BANC or PACW, from increasing their ownership. There can be no assurances that such actions will be available, or if such actions are available, whether BANC, PACW or the combined company will decide to undertake any such actions and if such actions are undertaken, whether such actions would be effective in preventing an “ownership change” pursuant to Section 382 of the Code.
The unaudited pro forma condensed combined financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the first merger as well as the actual financial condition and results of operations of the combined company after the mergers may differ materially.
The unaudited pro forma condensed combined financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the mergers and the investments been completed on the dates indicated. The unaudited pro forma condensed combined financial information reflects adjustments, which are based upon preliminary estimates, to record BANC’s identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this joint proxy statement/prospectus is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of BANC as of the closing date. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma combined consolidated financial information in this joint proxy statement/prospectus. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document.
Certain of BANC’s and PACW’s directors and executive officers may have interests in the mergers that may differ from, or are in addition to, the interests of BANC stockholders and PACW stockholders.
BANC stockholders and PACW stockholders should be aware that some of BANC’s and PACW’s directors and executive officers may have interests in the mergers and have arrangements that are different from, or in addition to, those of BANC stockholders and PACW stockholders. These interests and arrangements may create potential conflicts of interest. The BANC board of directors and the PACW board of directors were aware of these respective interests and considered these interests, among other matters, when making their decisions to approve the merger agreement, and in recommending that BANC stockholders vote to approve the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal and that PACW stockholders vote to approve the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal.
In connection with the mergers, BANC will assume PACW’s outstanding debt obligations, and the combined company’s level of indebtedness following the completion of the mergers could adversely affect the combined company’s ability to raise additional capital and to meet its obligations under BANC’s existing indebtedness.
Upon the closing of the subsequent merger, BANC will assume PACW’s outstanding indebtedness. BANC’s existing debt (including PACW’s assumed indebtedness), together with any future incurrence of additional indebtedness, could have important consequences for the combined company’s creditors and stockholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its stockholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

The announcement of the mergers could disrupt BANC’s and PACW’s relationships with their employees, customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the mergers are ultimately consummated, as a result of uncertainty related to the proposed transactions, risks relating to the impact of the announcement of the mergers on BANC’s and PACW’s business include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect BANC’s and PACW’s ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which BANC and PACW maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with BANC and PACW or fail to extend existing relationships with BANC and PACW; and

•	BANC and PACW have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the mergers.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.

The merger agreement limits BANC’s and PACW’s respective abilities to pursue alternatives to the mergers and may discourage other companies from trying to acquire BANC or PACW.
The merger agreement contains customary “no shop” covenants that restrict each of BANC’s and PACW’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by each respective board of directors, engage or participate in any negotiations concerning, or provide any confidential or nonpublic information or data relating to, any alternative acquisition proposals, subject to certain exceptions. These provisions, which could result in a $39.5 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of BANC or PACW from considering or making that acquisition proposal.
The shares of BANC common stock to be received by PACW stockholders as a result of the first merger will have different rights from the shares of PACW common stock.
Upon completion of the first merger, the rights of former PACW stockholders who receive shares of BANC common stock in the first merger and thereby become BANC stockholders will be governed by the BANC charter and the BANC bylaws. The rights associated with PACW common stock are different from the rights associated with BANC common stock. In addition, the rights of stockholders under Maryland law, where BANC is incorporated, may differ from the rights of stockholders under Delaware law, where PACW is incorporated. See the section entitled “Comparison of the Rights of BANC stockholders and PACW stockholders.”
Each BANC stockholder or PACW stockholder will have a reduced ownership and voting interest in the combined company after the consummation of the mergers than the holder’s interest in BANC or PACW individually, as applicable, prior to the consummation of the mergers and may exercise less influence over management.
BANC stockholders and PACW stockholders currently have the right to vote in the election of the board of directors and on other matters affecting BANC and PACW, respectively. Each BANC stockholder and each PACW stockholder before the mergers will be a BANC stockholder upon completion of the mergers, with a percentage ownership of the shares of common stock of the combined company that is smaller than the holder’s percentage ownership of either shares of BANC common stock or shares of PACW common stock individually, as applicable, prior to the consummation of the mergers. Based on the number of shares of BANC common stock and PACW common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of BANC common stock expected to be issued in the first merger and the investments, the former PACW stockholders, as a group, are estimated to receive approximately 47% of the outstanding shares of the combined company immediately after the first merger and the investments, and the shares of BANC common stock currently held by BANC stockholders as a group are estimated to represent approximately 34% of the outstanding shares of the combined company immediately after the first merger and the investments. Because of this, PACW stockholders may have less influence on the management and policies of the combined company than they now have on the management and policies of PACW, and BANC stockholders may have less influence on the management and policies of the combined company after the closing of the mergers than they now have on the management and policies of BANC.
Issuance of shares of BANC common stock in connection with the mergers may adversely affect the market price of BANC common stock.
In connection with the payment of the merger consideration, BANC expects to issue approximately 77.9 million shares of BANC common stock to PACW stockholders and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards. The issuance of these new shares of BANC common stock may result in fluctuations in the market price of BANC common stock, including a stock price decrease.
Risks Relating to BANC’s Business
You should read and consider risk factors specific to BANC’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of BANC’s Annual Report on Form 10-K for the year ended December 31, 2022, and in any updates to those risk factors set forth in BANC’s Quarterly Reports on Form 10-Q and in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.

Risks Relating to PACW’s Business
You should read and consider risk factors specific to PACW’s business that will also affect the combined company after the mergers. These risks are described in the “Risk Factors” section of PACW’s Annual Report on Form 10-K for the year ended December 31, 2022, and in any updates to those risk factors set forth in PACW’s Quarterly Reports on Form 10-Q and in other documents attached as annexes to this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus for the location of information that is attached as annexes to this joint proxy statement/prospectus.

THE BANC SPECIAL MEETING
This section contains information for BANC stockholders about the special meeting that BANC has called to allow BANC stockholders to consider and vote on the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the BANC special meeting, and a form of proxy card that the BANC board of directors is soliciting for use by BANC stockholders at the BANC special meeting and at any adjournments or postponements of the BANC special meeting.
Date, Time and Place of the BANC Special Meeting
The BANC special meeting will be held on [  ], 2023 at [  ], Pacific Time at 3 MacArthur Place, Santa Ana, CA 92707, or at any postponement or adjournment thereof.
Matters to Be Considered
At the BANC special meeting, BANC stockholders will be asked to consider and vote on the following proposals:
•	the BANC issuance proposal;
•	the BANC incentive plan proposal;
•	the BANC exemption amendment proposal; and
•	the BANC adjournment proposal.
Recommendation of the BANC Board of Directors
The BANC board of directors unanimously recommends that the BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal. See the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” for a more detailed discussion of the BANC board of directors’ recommendation.
Record Date and Quorum
The BANC board of directors has fixed the close of business on [  ], 2023 as the BANC record date for the determination of BANC stockholders entitled to notice of, and to vote at, the BANC special meeting. As of the close of business on the BANC record date, there were [  ] shares of BANC common stock outstanding held by [  ] holders of record.
The presence at the BANC special meeting, in person or by proxy, of holders entitled to cast one-third of all the votes entitled to be cast at the meeting will constitute a quorum for the transaction of business at the BANC special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum. As it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, as discussed in the section entitled “—Broker Non-Votes,” BANC does not expect any broker non-votes to occur at the BANC special meeting.
Under the BANC bylaws, even if less than a quorum, the chair of the meeting or the holders of a majority of the shares of BANC common stock entitled to vote who are present, in person or by proxy, may adjourn the meeting from time to time without further notice.
At the BANC special meeting, each share of BANC common stock is entitled to one vote on all matters properly submitted to BANC stockholders; provided, however, that under Section F of Article 6 of the BANC charter, no BANC stockholder who beneficially owns more than ten percent (10%) of BANC common stock outstanding as of the BANC record date may vote shares held in excess of that amount.
Each of the members of the BANC board of directors has entered into a voting agreement with PACW in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the BANC stockholders to facilitate the consummation of the transactions contemplated by the merger agreement.

Such persons also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned and were entitled to vote, in the aggregate, [  ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
Broker Non-Votes
A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the BANC special meeting. It is expected that all proposals to be voted on the BANC special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of BANC common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the BANC special meeting and will not be counted for purposes of establishing a quorum.
Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the BANC special meeting will be “non-routine” matters, BANC does not expect any broker non-votes to occur at the BANC special meeting.
Assuming a quorum is present, if you hold shares of BANC common stock in “street name” and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will not have any effect on the BANC issuance proposal, the BANC incentive plan proposal or the BANC adjournment proposal, but will have the effect of a vote “AGAINST” the BANC exemption amendment proposal.
Vote Required; Treatment of Abstentions and Failure to Vote
BANC issuance proposal:
Vote required: Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC issuance proposal is a condition to the completion of the first merger and the investments.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC issuance proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee will not be able to vote your shares on the BANC issuance proposal or any other proposal being considered by the BANC stockholders as described in this joint proxy statement/prospectus and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC issuance proposal will not have any effect on the BANC issuance proposal.
BANC incentive plan proposal:
Vote required: Approval of the BANC incentive plan proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC incentive plan proposal is not a condition to the completion of the mergers or the investments. In addition, if the mergers are not consummated, then the amendment and restatement of the BANC existing omnibus stock incentive plan will not occur.

Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC incentive plan proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC incentive plan proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC incentive plan proposal will not have any effect on the BANC incentive plan proposal.
BANC exemption amendment proposal:
Vote required: Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. Approval of the BANC exemption amendment proposal is not a condition to the completion of the mergers or the investments. In addition, if the mergers are not consummated, then the BANC charter exemption amendment will not become effective.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC exemption amendment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. The failure to vote on the BANC exemption amendment proposal will have the same effect as a vote “AGAINST” the BANC exemption amendment proposal.
BANC adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. Approval of the BANC adjournment proposal is not a condition to the completion of the mergers or the investments.
Effect of abstentions and failure to vote: An abstention by a BANC stockholder who is present (in person or by proxy) at the BANC special meeting (or a BANC stockholder who is not present at the BANC special meeting and does not respond by proxy) will have no effect on the BANC adjournment proposal. If you are a beneficial owner of BANC common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of BANC common stock, your bank, broker, trustee or other nominee may not vote your shares on the BANC adjournment proposal and therefore such shares of BANC common stock will not be counted for purposes of establishing a quorum. Assuming a quorum is present, the failure to vote on the BANC adjournment proposal will not have any effect on the BANC adjournment proposal.
Attending the BANC Special Meeting
If you are a holder of record of BANC common stock on the BANC record date, you will be able to attend the BANC special meeting, ask questions and vote during the meeting. Each person attending the BANC special meeting must present a valid, government issued form of identification in order to be admitted to the BANC special meeting. Each stockholder attending also must provide proof of ownership of shares of BANC common stock as of the BANC record date. If you are a record holder, proof of ownership will be established by BANC’s verification of your name against BANC’s list of record holders as of the BANC record date.
If you hold your shares of BANC common stock through a bank, broker, trustee or other nominee and you would like to attend and vote in person at the BANC special meeting, you will need to obtain a legal proxy from the holder of record of your BANC common stock indicating that you were the beneficial owner of those shares on the BANC record date and that you are authorized to vote such shares. Please contact your bank, broker, trustee or other nominee for further instructions. Additionally, you must provide one of the following as proof of ownership: (a) account statement showing share ownership as of the BANC record date, (b) a copy of an email that you received with instructions containing a link to the website where the BANC’s proxy materials are available and a valid control number, (c) a valid legal proxy containing a valid control number or a letter from a record holder naming you as proxy, or (d) a letter from the bank, broker, trustee or other nominee through which you hold your shares confirming your ownership as of the BANC record date. See the section entitled “—Shares Held in Street Name” below for further information. If you hold your shares through a bank, broker, trustee or other nominee and you do not want to attend the BANC special meeting, please contact the respective entity for instructions on how to vote your shares of BANC common stock at the BANC special meeting.
Even if you plan to attend the BANC special meeting, BANC recommends that you vote your shares in advance by proxy as described below so that your vote will be counted if you later decide not to or become unable to attend the BANC special meeting.
Proxies
A BANC stockholder may vote by proxy or at the BANC special meeting. If you hold your shares of BANC common stock in your name as a record holder, to submit a proxy, you, as a BANC stockholder, may use one of the following methods:
•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	by completing, signing, dating and returning the accompanying proxy card in the enclosed postage-paid envelope.
If you intend to submit your proxy by telephone or via the internet, you must do so by [  ], Pacific Time, on the day before the BANC special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the BANC special meeting.
BANC requests that BANC stockholders vote by telephone, over the internet or by completing, signing, dating and returning the accompanying proxy card and returning it to BANC as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of BANC common stock represented by it will be voted at the BANC special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
If you hold your shares through a bank, broker, trustee or other nominee, you should check the voting instruction card provided by your bank, broker, trustee or other nominee to determine whether you may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the BANC special meeting. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally at the BANC special meeting because you may revoke your proxy at any time before it is voted. See “—Revocability of Proxies” below for further information.
Shares Held in Street Name
If you hold shares in the name of a bank, broker, trustee or other nominee (e.g., in a brokerage or other account in “street name”), then you are a “beneficial owner” of such shares. Please follow the instructions on the voting instruction card furnished by such bank, broker, trustee or other nominee in order to vote such shares.
If your shares are held in the name of a bank, broker, trustee or other nominee, you must instruct the bank, broker, trustee or other nominee on how to vote your shares. You may not vote shares held in “street name” by returning a proxy card directly to BANC unless you have obtained a legal proxy from your bank, broker, trustee or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares of BANC common stock on behalf of their customers may not give a proxy to BANC to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the BANC special meeting, including the BANC issuance proposal, BANC incentive plan proposal, BANC exemption amendment proposal and BANC adjournment proposal.
Revocability of Proxies
If you directly hold shares of BANC common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	submitting a written notice that you would like to revoke your proxy to the corporate secretary of BANC;
•	signing and returning a proxy card with a later date;
•	voting by telephone or the internet at a later time; or
•	attending the BANC special meeting and voting at the BANC special meeting.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the BANC special meeting and voting your shares at the BANC special meeting; however, you will need to obtain a legal proxy from the holder of record of your shares of BANC common stock indicating that you were the beneficial owner of those shares on the BANC record date and that you are authorized to vote such shares and will also need to follow the other applicable procedures discussed above. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance at the BANC special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by BANC after the vote will not affect the vote. If you intend to submit your proxy by telephone or via the internet, you must do so by [ ], Pacific Time, on the day before the BANC special meeting. If you intend to submit your proxy by mail, your completed proxy card must be received prior to the BANC special meeting.
Adjournments and Postponements
Although it is not currently expected, the BANC special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of BANC stockholders necessary to approve the BANC issuance proposal, BANC does not anticipate that it will adjourn or postpone the BANC special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the BANC special meeting for the purpose of soliciting additional proxies will allow BANC stockholders who have already sent in their proxies to revoke them at any time prior to their use at the BANC special meeting as adjourned or postponed.
Delivery of Proxy Materials
As permitted by applicable law, only one copy of this joint proxy statement/prospectus is being delivered to BANC stockholders residing at the same address, unless such BANC stockholders have notified BANC of their desire to receive multiple copies of the joint proxy statement/prospectus.
BANC will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any BANC stockholder residing at an address to which only one copy of such document was mailed. Requests for additional copies should be directed to BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.
Solicitation of Proxies
BANC and PACW will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. To assist in the solicitation of proxies, BANC has retained Okapi Partners LLC to assist it in soliciting proxies and has agreed to pay Okapi Partners LLC a fee of $[ ] plus the reimbursement of certain costs and expenses incurred in connection with the solicitation. BANC and its proxy solicitor may also request banks, brokers, trustees and other nominees holding shares of BANC common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of BANC. No additional compensation will be paid to our directors, officers or employees for solicitation.
Other Matters to Come Before the BANC Special Meeting
BANC management knows of no other business to be presented at the BANC special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the BANC board of directors.
Assistance
If you need assistance in completing your proxy card, have questions regarding the BANC special meeting or would like additional copies of this joint proxy statement/prospectus, please contact Investor Relations, Banc of California, 3 MacArthur Place, Santa Ana, CA 92707, email IR@bancofcal.com or telephone: (855) 361-2262 or BANC’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6673, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

BANC PROPOSALS
PROPOSAL 1: BANC ISSUANCE PROPOSAL
BANC is asking the BANC stockholders to approve the issuance of BANC common stock to PACW stockholders pursuant to the merger agreement and the issuance of BANC common stock, BANC NVCE stock and warrants to the Investors pursuant to the investment agreements.
Pursuant to the merger agreement, BANC expects to issue approximately 77.9 million shares of BANC common stock and approximately 1 million shares of BANC common stock to the holders of PACW restricted stock awards in connection with the consummation of the first merger. Pursuant to the investment agreements, BANC will issue (a) approximately (i) 21.8 million shares of BANC common stock and (ii) 10.8 million shares of BANC NVCE stock and (b) warrants to purchase approximately (i) 15.9 million shares of BANC NVCE stock and (ii) 3.0 million shares of BANC common stock, in each case, in connection with the consummation of the investments.
Under the NYSE Listed Company Manual, a company listed on the NYSE is required to obtain stockholder approval prior to the issuance of common stock, or of securities convertible into or exercisable for common stock, in any transaction or series of related transactions if (a) the common stock has, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of such stock or securities convertible into or exercisable for common stock, or (b) the number of shares of common stock to be issued is, or will be upon issuance, equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the common stock or of securities convertible into or exercisable for common stock.
If the first merger and the investments are completed, the number of shares of BANC common stock issued, and securities convertible into or exercisable for BANC common stock, will exceed 20% of the BANC common stock outstanding before such issuance. In this proposal, BANC is asking BANC stockholders to authorize the issuance of BANC common stock, BANC NVCE stock and warrants in connection with the first merger and the investments.
Approval of the BANC issuance proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting. The approval of the BANC issuance proposal is a condition to the completion of the first merger and the investments.
The BANC board of directors unanimously recommends a vote “FOR” the BANC issuance proposal.

PROPOSAL 2: BANC INCENTIVE PLAN PROPOSAL
APPROVAL OF THE AMENDED AND RESTATED BANC OF CALIFORNIA, INC. 2018 OMNIBUS STOCK INCENTIVE PLAN
On August 25, 2023, on the recommendation of its Joint Compensation, Nominating and Corporate Governance Committee, the BANC board of directors has determined that it is necessary and appropriate to amend and restate BANC’s existing 2018 omnibus stock incentive plan, to be renamed the Amended and Restated Banc of California, Inc., 2018 Omnibus Stock Incentive Plan, or the “A&R 2018 Plan”, pursuant to which the combined company will be able to make grants of equity-based awards to employees, officers, directors and consultants of the combined company following the closing of the transactions contemplated by the merger agreement. The combined company will have a substantially larger number of employees who are eligible to receive equity-based awards, and the BANC board of directors believes that the A&R 2018 Plan is needed to ensure that the combined company has a sufficient number of shares available to make these grants following the closing of the transactions contemplated by the merger agreement. The existing BANC 2018 Omnibus Stock Incentive Plan (the “Current Plan”) was adopted more than five years ago and the remaining share reserve is unlikely to be sufficient to make these grants. As described in more detail below, the terms of the A&R 2018 Plan are substantially similar to the terms contained in the Current Plan, except that the A&R 2018 Plan:
•	increases the number of shares of common stock that may be issued under the Current Plan by [ ] shares;
•	provides BANC with the right to withhold from payments under the A&R 2018 Plan in an amount up to the maximum statutory tax rate in the applicable jurisdictions;
•	resets the term of the plan to be 10 years from the effective date of the A&R 2018 Plan; and
•	permits the grant of cash-based awards under the A&R 2018 Plan.
If approved by BANC stockholders at the BANC special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the A&R 2018 Plan will replace the Current Plan and the Amended and Restated PacWest 2017 Stock Incentive Plan with respect to any future equity-based awards effective as of the closing of the transactions contemplated by the merger agreement. In the event the BANC stockholders do not approve the A&R 2018 Plan at the BANC special meeting, the A&R 2018 Plan will not become effective. Upon the closing of the transactions contemplated by the merger agreement, awards that are then outstanding under the Current Plan and the Amended and Restated PacWest 2017 Stock Incentive Plan will continue to remain outstanding under those plans as adjusted for the effects of the transaction. For more information on the treatment of these awards in connection with the transactions, please see the section entitled “The Merger Agreement—Treatment of PACW Equity Awards” and the section entitled “The Merger Agreement—Treatment of BANC Equity Awards”.
Purpose of the A&R 2018 Plan
The A&R 2018 Plan design will allow the combined company to:
• Align employee and stockholder interests to create stockholder value.
• Attract, retain and motivate highly qualified officers, employees, directors and/or consultants to ensure the success of the combined company.
• Permits the grant of substitute awards in connection with future corporate transactions.
• Drive long-term financial and operational performance
• Adapt to evolving best practices in compensation.

Highlights of the A&R 2018 Plan
The terms and conditions of the A&R 2018 Plan are substantially similar to those that are currently included in the Current Plan, except as noted above, which BANC has determined are still appropriate from a corporate governance and general market standard perspective. An overview of the key corporate governance provisions is provided below.

The A&R 2018 Plan does:
✔ Provide for a minimum one-year vesting period subject to a 5% carve-out.
✔ Provide for “double-trigger vesting” of awards, so that a change in control does not, by itself, trigger full vesting of an award.
✔ Provide for an annual limit on director awards.
✔ Provide for administration by the Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company, which committee will consist entirely of independent directors, or such other committee or subcommittee as may be appointed by the board of directors of the combined company.
The A&R 2018 Plan does not:
✘ Contain any “evergreen” provision that automatically adds additional shares to the plan pool.
✘ Permit direct or indirect repricing of underwater options or stock appreciation rights without stockholder approval.
✘ Permit the grant of options with below-market exercise prices other than in connection with substitute awards.
✘ Permit re-issuance, or recycling, of shares tendered or withheld to pay the exercise price of an option or shares used to satisfy withholding obligations with respect to outstanding awards.
✘ Permit BANC to pay and deliver dividends or dividend equivalents on any awards prior to vesting or permit BANC to pay dividends or dividend equivalents on stock options or stock appreciation rights.
Shares Available for Issuance under the A&R 2018 Plan
The total number of shares of BANC common stock that will be available for issuance under the A&R 2018 Plan effective as of the closing of the transactions contemplated by the merger agreement will be equal to [  ], plus a number of shares that are reserved for awards under the Current Plan but are unissued as of the effective date of the A&R 2018 Plan, subject in each case to equitable adjustment in the event of certain corporate transactions or similar events. In addition, shares underlying awards that are outstanding under the Current Plan that become forfeited, terminated, expired, lapsed or settled for cash will become available for issuance pursuant to awards issued under the A&R 2018 Plan. As of August 15, 2023, a total of 1,901,322 shares of BANC common stock were available for issuance pursuant to new awards under the Current Plan, and 1,343,303 shares were available for issuance pursuant to outstanding awards under the Current Plan, assuming BANC PSU Awards were achieved at target performance. In reaching the conclusion as to the appropriateness of the number of shares of BANC common stock requested to be reserved for equity-based awards under the A&R 2018 Plan, the BANC board of directors reviewed key metrics that are typically used to evaluate such recommendations, including burn rate and dilution. Since the A&R 2018 Plan will be used for grants of equity-based awards to employees and other applicable service providers of the combined company following the closing of the transactions contemplated by the merger agreement, the BANC board of directors reviewed these key metrics both for BANC and PACW to ensure that it had the most comprehensive set of information in making its determinations.
The table below illustrates BANC’s historical grant practices.
	BANC Grant Details for Prior Three Years
Year	Stock Options	Time-Based Restricted Stock Units	Performance- Based Restricted Stock Units	Total Granted	Common Shares Outstanding	Burn Rate(1) = Total Granted/Common Shares Outstanding
2020	—	279,822	78,711	358,593	49,767,489	0.72%
2021	—	231,120	66,472	297,592	62,188,206	0.48%
2022	—	291,437	782,451(2)	1,073,888	58,544,534	1.83%(2)
3-Year Average	—	267,460	309,231	576,691	56,833,410	1.01%
(1)
Burn rate measures how rapidly the share pool under an incentive plan is being used before taking into account any shares that may been returned to the share pool. For purposes of this calculation, the number of shares of common stock outstanding was based on the amount reported on BANC’s balance sheet as of the end of each respective fiscal year.

(2)	2022 performance-based restricted stock units include grants of BANC stock-price PSU awards that are expected to be canceled at the effective time subject to applicable consents.

The table below illustrates PACW’s historical grant practices.
	PACW Grant Details for Prior Three Years
Year	Immediately Vested Shares (Directors)	Restricted Stock Awards	Performance- Based Restricted Stock Units	Total Granted	Common Shares Outstanding	Burn Rate(1) = Total Granted/Common Shares Outstanding
2020	37,357	822,211	143,543	1,003,111	120,736,834	0.83%
2021	20,173	1,433,698	324,351	1,778,222	122,105,853	1.46%
2022	28,439	994,185	150,007	1,172,631	123,000,557	0.95%
3-Year Average	28,656	1,083,365	205,967	1,317,988	121,947,748	1.08%
(1)
Burn rate measures how rapidly the share pool under an incentive plan is being used before taking into account any shares that may been returned to the share pool. For purposes of this calculation, the number of shares of common stock outstanding was based on the amount reported on PACW’s balance sheet as of the end of each respective fiscal year.

The information included in this joint proxy statement/prospectus and BANC’s 2022 Annual Report on Form 10-K is updated by the following information regarding all existing BANC equity compensation plans as of June 30, 2023 (except as noted otherwise):
Total number of stock options outstanding(1)	14,904
Weighted-average exercise price of stock options outstanding	$13.05
Weighted-average remaining term of stock options outstanding	1.78 years
Total number of full value awards outstanding (includes restricted stock, restricted stock units and performance stock units)(2)	1,350,210
Total number of shares remaining available for future grant under the Current Plan(3)	1,901,039
Total number of shares of common stock outstanding (presented on a fully-diluted, post-transaction basis)(4)	169,474,585
(1)	No stock appreciation rights were outstanding as of June 30, 2023.
(2)	The number of RSUs with performance-based vesting conditions (PSUs) assumes performance at the target performance level.
(3)
The Current Plan is BANC’s only active employee equity incentive plan. Previously granted stock options awarded under BANC’s 2013 Omnibus Stock Incentive Plan (“2013 Plan”) remain exercisable under the terms of such awards; however, upon approval of the Current Plan, no future awards were or could be made under the 2013 Plan.

(4)
Represents fully-diluted shares of common stock of each of BANC and PACW as of June 30, 2023, including outstanding equity awards at the target level of performance, plus a number of shares of common stock to be issued to the Issuers at the investment closing.

Overhang provides a measure of potential dilution. The total number of shares of BANC common stock subject to outstanding awards, plus the total number of shares of BANC common stock available for future grants under the Current Plan, represents a current overhang percentage of 1.9%, calculated on a fully-diluted basis using the post-transaction shares of BANC common stock outstanding. If the BANC stockholders approve the A&R 2018 Plan, the issuance of an additional [ ] shares of BANC common stock would increase BANC’s overhang by [ ], calculated using the same methodology, which would result in total potential dilution of [ ].
Summary of the A&R 2018 Plan
This section summarizes the material terms of the A&R 2018 Plan and is qualified in its entirety by the full text of the A&R 2018 Plan, which is included as Annex J to this joint proxy statement/prospectus. Capitalized terms used below and not defined in this proposal are as defined in the A&R 2018 Plan.

General:
Awards granted under the A&R 2018 Plan may be in the form of stock options, stock appreciation rights (SARs), restricted stock, restricted stock units (RSUs), performance units or other stock-based awards. Awards may be made under the A&R 2018 Plan for ten years following the closing of the transactions contemplated by the merger agreement.

Administration:
The A&R 2018 Plan will be administered by the Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company, or by such other committee or subcommittee as may be appointed by the board of directors of the combined company.

Shares Available:
The A&R 2018 Plan Share Limit will be [  ], plus a number of shares that are reserved for awards under the Current Plan but are unissued as of the effective date of the A&R 2018 Plan, subject to adjustment as described below under “Adjustments.”

Share Recycling:
Shares underlying awards that expire or are forfeited, terminated, expired, or lapsed without being exercised or settled for cash will again be available for future grants. However, shares used to pay the exercise price of an option and shares used to satisfy tax withholding obligations with respect to any award will not be available for future awards under the A&R 2018 Plan. To the extent shares are delivered pursuant to the exercise of a stock appreciation right, the number of underlying shares as to which the exercise related will be counted against the shares available for issuance under the A&R 2018 Plan, as opposed to only counting the net shares issued.

Adjustments:
Shares available for future and outstanding awards may be adjusted to reflect certain corporate transactions, and will be adjusted in the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the combined company’s capital structure or certain other events affecting the shares of BANC common stock, in each case to the extent the board of directors or Joint Compensation, Nominating and Corporate Governance Committee of the combined company deems such an adjustment to be appropriate and equitable.

Eligibility:
Directors, officers, employees and consultants of the combined company and affiliates and prospective employees and consultants who have accepted offers of employment or consultancy will be eligible to receive awards under the A&R 2018 Plan following the closing of the transactions contemplated by the merger agreement. As of August 15, 2023, there were approximately 663 BANC employees (including all officers), five BANC consultants and 1,796 PACW employees who would be eligible to participate in the A&R 2018 Plan assuming that all such employees and consultants remain in employment or service through the closing of the transactions contemplated by the merger agreement, along with 11 non-employee directors who will serve on the board of directors of the combined company following the closing. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company (or such other committee or subcommittee as may be appointed by the board of directors of the combined company to administer the A&R 2018 Plan) has the authority to select the eligible individuals to whom awards may from time to time be granted under the A&R 2018 Plan.

Annual Award Limits:
The A&R 2018 Plan provides that a non-employee member of the board of directors of the combined company may not receive awards covering in excess of 25,000 shares during any calendar year, subject to adjustment as described above under “Adjustments.”

Minimum Vesting Condition:
All awards granted pursuant to the A&R 2018 Plan must have at the time of grant a minimum vesting period of at least one-year from the date of grant, provided that awards for up to 5% of the shares of common stock authorized for issuance under the A&R 2018 Plan may provide for a shorter vesting period at the time of grant.

Stock Options:
Options may be granted as incentive stock options, which are intended to qualify for favorable treatment to the recipient under U.S. federal income tax law, or as non-qualified stock options, which do not qualify for this favorable tax treatment. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company determines the exercise price and other terms for each option granted, except that the per share exercise price of an option may not be less than the fair market value of a share on the date of grant (not less than 110% of the fair market value of a share on the date of grant in the case of an incentive stock option granted to an owner of more than ten percent (10%) of the outstanding shares of the BANC’s voting common stock) and the term may be no longer than ten years from the date of grant (no longer than five years from the date of grant in the case of an incentive stock option granted to an owner of more than ten percent (10%) of the outstanding shares of the BANC’s voting common stock).

Stock Appreciation Rights:
The A&R 2018 Plan provides for the award of SARs, which entitle the holder to receive upon exercise an amount equal to the excess, if any, of the aggregate fair market value of a specified number of shares of common stock over the aggregate exercise price for the underlying shares. SARs may be “tandem SARs,” which are granted in conjunction with an option, or “free-standing SARs,” which are not granted in conjunction with an option. The Joint Compensation, Nominating and Corporate Governance Committee of the board of directors of the combined company determines the exercise price and other terms for each SAR granted, except that the per share exercise price of a SAR may not be less than the fair market value of a share on the date of grant and the term may be no longer than 10 years from the date of grant.

Restricted Stock:
The A&R 2018 Plan provides for the award of shares of common stock that are subject to forfeiture and restrictions on transferability. Restricted shares granted under the A&R 2018 Plan may or may not be subject to performance conditions. Except for these restrictions, and as may otherwise be set forth in the agreement between BANC and the award recipient evidencing the award upon the grant of restricted stock, the recipient will have rights of a stockholder, including the right to vote and to receive dividends; provided, however, that if dividends are to be paid or credited with respect to an award of restricted stock, such dividends will be accumulated and deferred and remain subject to vesting requirement(s) to the same extent as the applicable award and will only be paid at the time or times such vesting requirement(s) are satisfied. Alternatively, if so provided in the award agreement between BANC and the award recipient, cash dividends paid with respect to an award of restricted stock may be reinvested in additional restricted stock held subject to the vesting of the underlying restricted stock.

Restricted Stock Units:
The A&R 2018 Plan provides for the award of RSUs and deferred share rights that are subject to forfeiture and restrictions on transferability. RSUs and deferred share rights granted under the A&R 2018 Plan may or may not be subject to performance conditions. RSUs and deferred share rights are not shares of common stock and do not entitle the recipients to the rights of a stockholder. RSUs will be settled in cash, shares of common stock or both, based on the fair market value of a specified number of shares of common stock.

Performance Units:
The A&R 2018 Plan provides for the award of performance units that are valued by reference to a designated amount of cash, shares of common stock or other property. The payment of the value of a performance unit is conditioned upon the achievement of performance goals and may be paid in cash, shares of common stock, other property or a combination thereof. The performance period for a performance unit must be at least a fiscal quarter.

Other Stock-Based Awards:	The A&R 2018 Plan also provides for the award of shares of common stock and other awards that are valued by reference to common stock.

Performance Goals:
The A&R 2018 Plan provides that performance goals may be established by the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company in connection with the grant of awards under the A&R 2018 Plan.

Dividends and Dividend Equivalents:
With respect to any award that provides for or includes a right to dividends or dividend equivalents, the A&R 2018 Plan provides that if dividends are declared during the period that the award is outstanding and unvested then such dividends (or dividend equivalents) shall be treated as the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company designates. Specifically, the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company may either (i) determine that no dividends or dividend equivalents shall be paid or credited with respect to the unvested award, (ii) allow for the accumulation and deferral of dividends or dividend equivalents with respect to the unvested award and provide for payment of the accumulated and deferred dividends or dividend equivalents at the time or times the applicable vesting requirement(s) are satisfied, or (iii) in the case of a restricted stock award, provide that cash dividends paid with respect to such award will be reinvested in additional restricted stock held subject to the vesting of the underlying restricted stock.

The A&R 2018 Plan prohibits the payment of dividends or dividend equivalents on stock options or stock appreciation rights.

Change in Control:
Awards generally will not vest upon a change in control unless the participant is not provided with a replacement award. If a participant’s employment terminates upon or within two-years following a change in control (other than by the combined company for cause or by the participant without good reason), replacement awards will generally vest in full and any stock option or SAR held by the participant as of the change in control that remains outstanding as of such termination may be exercised until the later of (i) in the case of an incentive stock option, the last date on which such option would otherwise be exercisable, and (ii) in the case of a non-qualified stock option or SAR, the later of (A) the last date on which such option or SAR would otherwise be exercisable and (B) the earlier of (1) the third anniversary of the change in control and (2) the expiration of the term of the non-qualified stock option or SAR.

Amendment and Termination:
The board of directors or Joint Compensation, Nominating and Corporate Governance Committee of the combined company may amend, alter or discontinue the A&R 2018 Plan, but no amendment, alteration or discontinuation may be made that would materially impair the rights of the participant with respect to a previously granted award, except such an amendment made to comply with applicable law, the listing standards of the applicable exchange or accounting rules. In addition, no amendment may be made without the approval of stockholders to the extent such approval is required by applicable law or the listing standards of the applicable stock exchange.

If approved by BANC stockholders at the BANC special meeting, the A&R 2018 Plan will expire ten years from the closing of the transactions contemplated by the merger agreement.
U.S. Federal Income Tax Consequences
The following is a summary of certain U.S. federal income tax consequences of awards made under the A&R 2018 Plan based upon the laws in effect on the date hereof. The discussion is general in nature and does not take into account a number of considerations that may apply in light of the circumstances of a particular participant under the A&R 2018 Plan. The income tax consequences under applicable state and local tax laws may not be the same as under U.S. federal income tax laws.
Non-Qualified Stock Options. A participant will not recognize taxable income at the time of grant of a non-qualified stock option, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased at the time of exercise over their exercise price. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Incentive Stock Options. A participant will not recognize taxable income at the time of grant of an incentive stock option. A participant will not recognize taxable income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two years from the date the option was granted and one year from the date of exercise, any gain or loss arising from a subsequent disposition of such shares will be taxed as long-term capital gain or loss, and BANC will not be entitled to any deduction. If, however, such shares are disposed of within such two- or one-year periods, then in the year of such disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of the amount realized upon such disposition and the fair market value of such shares on the date of exercise over the exercise price. BANC will be entitled to a deduction in the amount of any ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code. The excess of the amount realized through the disposition date over the fair market value of the stock on the exercise date will be treated as capital gain.
Stock Appreciation Rights. A participant will not recognize taxable income at the time of grant of a stock appreciation right, and BANC will not be entitled to a tax deduction at such time. Upon exercise, a participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) equal to the fair market value of any shares delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Restricted Stock. A participant will not recognize taxable income at the time of grant of shares of restricted stock, and BANC will not be entitled to a tax deduction at such time, unless the participant makes an election under Section 83(b) of the Code to be taxed at such time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for such shares. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.

Restricted Stock Units. A participant will not recognize taxable income at the time of grant of a restricted stock unit, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
Performance Units. A participant will not recognize taxable income at the time of grant of performance units, and BANC will not be entitled to a tax deduction at such time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of settlement of the award equal to the fair market value of any shares or property delivered and the amount of cash paid by us. BANC will be entitled to a deduction in the amount of ordinary income recognized by the participant, subject to the deduction limitations of Section 162(m) of the Code.
The foregoing general tax discussion is intended for the information of BANC stockholders considering how to vote with respect to this proposal and not as tax guidance to participants in the A&R 2018 Plan. Participants are strongly urged to consult their own tax advisors regarding the federal, state, local, foreign and other tax consequences to them of participating in the A&R 2018 Plan.
New Plan Benefits
The benefits that will be awarded or paid under the A&R 2018 Plan are not currently determinable. Awards granted under the A&R 2018 Plan will be within the discretion of the Joint Compensation, Nominating and Corporate Governance Committee of board of directors of the combined company, and no determinations have been made about future awards or who might receive them.
Equity Compensation Plan Information
The following table sets forth information as of December 31, 2022 with respect to compensation plans under which shares of BANC common stock may be issued:
Plan Category	Number of securities to be issued upon exercise of outstanding options warrants and rights	Weighted-average exercise price of outstanding options warrants and rights	Number of Securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by security holders	14,904(1)	$13.05	2,131,185(2)
Equity compensation plans not approved by security holders	—	—	—
(1)
In addition, as of December 31, 2022, 458,863 restricted stock units and 910,664 performance stock units were outstanding at the target level of performance. Restricted stock units and performance stock units do not have an exercise price.

(2)
The Current Plan, which is the only equity compensation plan approved by the BANC stockholders under which awards could be made as of December 31, 2022, provides that the maximum number of shares that are available for awards is 4,417,882.

Effectiveness of A&R 2018 Plan
If approved by stockholders at the BANC special meeting, the A&R 2018 Plan will become effective as of the closing of the transactions contemplated by the merger agreement. By approving the A&R 2018 Plan, the BANC stockholders will also satisfy the NYSE requirements for stockholder approval of equity compensation plans.
As noted above, if BANC stockholders do not approve the A&R 2018 Plan at the BANC special meeting, the A&R 2018 Plan will not become effective.
Vote Required
The affirmative vote of a majority of the votes cast on the proposal is required to approve this proposal.
The BANC board of directors unanimously recommends a vote “FOR” the BANC incentive plan proposal.

PROPOSAL 3: BANC EXEMPTION AMENDMENT PROPOSAL
BANC is asking the BANC stockholders to approve the amendment of Section F of Article 6 of the BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other stockholder of BANC) from the application of Section F of Article 6 (other than paragraph 4 thereof, which deals mainly with the quorum requirement for meetings of BANC stockholders) of the BANC charter. Under Section F of Article 6 of the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold. A copy of the proposed BANC charter amendment is attached to this joint proxy statement/prospectus as Annex D. BANC stockholders should read the BANC charter amendment in its entirety.
Pursuant to the Warburg investment agreement, BANC has agreed to, among other things, use reasonable best efforts to submit to the BANC stockholders the proposed BANC charter amendment for the requisite approval of the BANC stockholders at the BANC special meeting. A copy of the Warburg investment agreement is attached to this joint proxy statement/prospectus as Annex B. BANC stockholders should read the Warburg investment agreement in its entirety.
Approval of the BANC exemption amendment proposal requires the affirmative vote of the holders of a majority of the outstanding shares of BANC common stock entitled to vote on the proposal. The approval of the BANC exemption amendment proposal by BANC stockholders is not a condition to the completion of the mergers or the investments. If approved by stockholders at the BANC special meeting, contingent upon the closing of the transactions contemplated by the merger agreement, the BANC charter will be amended by the BANC charter amendment, which form is attached to this joint proxy statement/prospectus as Annex D.
Under the Warburg investment agreement, if the BANC exemption amendment proposal is not approved by BANC stockholders at the BANC special meeting, but the Warburg investment is nevertheless consummated, BANC will be required to, at each annual meeting of the BANC stockholders following the Warburg investment closing until such time as the BANC exemption amendment proposal is duly approved, use reasonable best efforts (including recommending the BANC exemption amendment proposal to the BANC stockholders) to (i) submit to the BANC stockholders the BANC exemption amendment proposal and (ii) obtain the requisite approval of the BANC stockholders of the BANC exemption amendment proposal at any such meeting of the BANC stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s foregoing obligations described in this paragraph will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting.
Following the receipt of the requisite approval of the BANC stockholders of the BANC exemption amendment proposal, BANC will be required under the Warburg investment agreement to file the BANC exemption amendment with the Maryland Department of State. This filing will be made in connection with the Warburg investment closing if the BANC exemption amendment proposal is approved at the BANC special meeting.
The BANC board of directors unanimously recommends a vote “FOR” the BANC exemption amendment proposal.

PROPOSAL 4: BANC ADJOURNMENT PROPOSAL
The BANC special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal. If, at the BANC special meeting, the number of shares of BANC common stock present or represented and voting in favor of the BANC issuance proposal is insufficient to approve the BANC issuance proposal, BANC intends to move to adjourn the BANC special meeting in order to enable the BANC board of directors to solicit additional proxies for approval of the BANC issuance proposal. In that event, BANC will ask BANC stockholders to vote upon the BANC adjournment proposal, but not the BANC issuance proposal.
In this proposal, BANC is asking BANC stockholders to authorize the holder of any proxy solicited by the BANC board of directors, on a discretionary basis, to vote in favor of adjourning the BANC special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from BANC stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the BANC special meeting to approve the BANC issuance proposal. Pursuant to the BANC bylaws, the BANC special meeting may be adjourned without further notice being given.
Whether or not a quorum will be present at the meeting, approval of the BANC adjournment proposal requires the affirmative vote of a majority of votes cast by holders of shares of BANC common stock at the BANC special meeting.
The approval of the BANC adjournment proposal by BANC stockholders is not a condition to the completion of the mergers or the investments.
The BANC board of directors unanimously recommends a vote “FOR” the BANC adjournment proposal.

THE PACW SPECIAL MEETING
This section contains information for PACW stockholders about the special meeting of PACW stockholders that PACW has called to allow PACW stockholders to consider and vote on the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the PACW special meeting, and a form of proxy card that the PACW board of directors is soliciting for use by PACW stockholders at the PACW special meeting and at any adjournments or postponements of the PACW special meeting.
Date, Time and Place of the PACW Special Meeting
The PACW special meeting will be held on [ ], 2023, at [ ], Mountain Time, at Denver Marriott Tech Center, 4900 S. Syracuse St, Denver, CO 80237, or at any postponement or adjournment thereof.
Matters to Be Considered
At the PACW special meeting, PACW stockholders will be asked to consider and vote on the following matters:
•	The PACW merger proposal;
•	The PACW compensation proposal; and
•	The PACW adjournment proposal.
Recommendation of the PACW Board of Directors
The PACW board of directors has determined that the mergers are fair to, advisable and in the best interests of PACW and PACW stockholders and has unanimously approved the merger agreement. The PACW board of directors unanimously recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal. See the section entitled “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” for a more detailed discussion of the PACW board of directors’ recommendation.
Record Date and Quorum
The PACW board of directors has fixed the close of business on [ ], 2023 as the PACW record date for the determination of PACW stockholders entitled to notice of, and to vote at, the PACW special meeting. As of the close of business on the PACW record date, there were [ ] shares of PACW common stock outstanding held by [ ] holders of record. Each holder of record of PACW common stock is entitled to cast one vote on each matter properly brought before the PACW special meeting for each share of PACW common stock that such holder owned of record as of the PACW record date.
Holders of a majority of the shares of PACW common stock entitled to vote on a matter at the PACW special meeting, present in person or represented by proxy, will constitute a quorum for the transaction of business at the PACW special meeting. All shares of PACW common stock present in person or represented by proxy, including abstentions, will be treated as present for purposes of determining the presence or absence of a quorum for all matters voted on at the PACW special meeting. Because, under applicable rules, banks, brokers, trustees and other nominees do not have discretionary voting authority with respect to any of the three proposals described in this joint proxy statement/prospectus to be voted on by PACW stockholders, if a beneficial owner of PACW common stock held in “street name” does not give voting instructions to the record holder of its, his or her shares, then those shares will not be counted as present in person or by proxy at the PACW special meeting if no other proposals are brought before the PACW special meeting.
Each of the directors of PACW has entered into a voting agreement with BANC in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the PACW stockholders to facilitate the consummation of the transactions contemplated by the merger agreement. Such persons also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the PACW record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
Broker Non-Votes
A broker non-vote occurs when (a) a bank, broker, trustee or other nominee has discretionary authority to vote on one or more proposals to be voted on at a meeting of stockholders but is not permitted to vote on other proposals without instructions from the beneficial owner of the shares and (b) the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Under stock exchange rules, banks, brokers, trustees and other nominees holding shares in “street name” do not have discretionary voting authority with respect to any of the proposals described in this joint proxy statement/prospectus to be voted at the PACW special meeting. It is expected that all proposals to be voted on the PACW special meeting will be “non-routine” matters, and, as such, if a beneficial owner of shares of PACW common stock held in “street name” does not give voting instructions to the bank, broker, trustee or other nominee, then those shares will not be counted as present in person or by proxy at the PACW special meeting and will not be counted for purposes of establishing a quorum.
Broker non-votes only count toward a quorum if at least one proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. Since it is expected that all proposals to be voted on at the PACW special meeting will be “non-routine” matters, PACW does not expect any broker non-votes to occur at the PACW special meeting.
As the vote to approve the PACW merger proposal is based on the total number of shares of PACW common stock outstanding at the close of business on the record date, if you are a PACW stockholder and fail to issue voting instructions to your bank, broker, trustee or other nominee, it will have the same effect as a vote “AGAINST” the PACW merger proposal. Assuming a quorum is present, the failure to vote will not have any effect on the PACW compensation proposal or the PACW adjournment proposal. Although PACW does not expect to bring any matters before the PACW special meeting other than the three PACW proposals described in this joint proxy statement/prospectus, if an additional matter is brought before the PACW special meeting and is one on which brokers have discretionary voting authority and you fail to provide instructions to your broker with respect to the PACW compensation proposal or the PACW adjournment proposal, such broker non-votes will be counted for purposes of determining a quorum and have the same effect as a vote “AGAINST” such proposal.
Vote Required; Treatment of Abstentions and Failure to Vote
PACW Merger Proposal
Vote required: Approval of the PACW merger proposal requires the affirmative vote of the holders of a majority of the outstanding shares of PACW common stock entitled to vote on the merger agreement. Approval of the PACW merger proposal is a condition to the completion of the first merger and the investments.
Effect of abstentions and failure to vote: If you fail to vote, mark “ABSTAIN” on your proxy or fail to instruct your bank or broker with respect to the PACW merger proposal, it will have the same effect as a vote “AGAINST” the proposal.
PACW Compensation Proposal
Vote required: Approval of the PACW compensation proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW compensation proposal is not a condition to the completion of the first merger or the investments.
Effect of abstentions and failure to vote: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker with respect to the PACW compensation proposal, it will have no effect on the proposal.

PACW Adjournment Proposal
Vote required: Whether or not a quorum is present, approval of the PACW adjournment proposal requires the affirmative vote of the holders of at least a majority of the shares of PACW common stock present or represented by proxy at the PACW special meeting. Approval of the PACW adjournment proposal is not a condition to the completion of the first merger or the investments.
Effect of abstentions and failure to vote: If you mark “ABSTAIN” on your proxy card, it will have the same effect as a vote “AGAINST” the proposal. If you fail to submit a proxy card or vote in person at the PACW special meeting, or fail to instruct your bank or broker how to vote with respect to the PACW adjournment proposal, it will have no effect on the proposal.
Attending the PACW Special Meeting
All PACW stockholders, including stockholders of record of PACW common stock and PACW stockholders who hold their shares through banks, brokers, trustees or other nominees, are invited to attend the PACW special meeting. PACW stockholders of record can vote in person at the PACW special meeting. If you are not a PACW stockholder of record, you must obtain a legal proxy executed in your favor from the record holder of your shares to be able to vote in person at the PACW special meeting. If you plan to attend the PACW special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the meeting. PACW reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification.
Proxies
If you are a stockholder of record of PACW common stock, you may have your shares of PACW common stock voted on matters presented at the PACW special meeting in any of the following ways:
•	by proxy—stockholders of record of PACW common stock have a choice of submitting a proxy:
○
by telephone or over the Internet, by accessing the telephone number or website specified on the enclosed proxy card. The control number provided on your proxy card is designed to verify your identity when voting by telephone or by Internet. Please be aware that, if you vote by telephone or over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible;

○	by signing, dating and returning the enclosed proxy card in the accompanying prepaid reply envelope; or
•	in person—you may attend the PACW special meeting and cast your vote there.
Shares Held in Street Name
If you are a beneficial owner of shares of PACW common stock held in “street name,” you should receive instructions from your bank, broker, trustee or other nominee of record that you must follow in order to have your shares of PACW common stock voted. Those instructions will identify which of the above choices are available to you in order to have your shares of PACW common stock voted. If you have not received such voting instructions or require further information regarding such voting instructions, contact your broker. If your bank, broker, trustee or other nominee holds your shares of PACW common stock in “street name,” such record holder will vote your shares of PACW common stock only if you provide instructions on how to vote by filling out the voter instruction form sent to you by such record holder with this joint proxy statement/prospectus. Please note that, if you are a beneficial owner of shares of PACW common stock held in “street name” and wish to vote in person at the PACW special meeting, you must provide a legal proxy executed in your favor from your bank, broker or other holder of record at the PACW special meeting.
Voting of Proxies; Incomplete Proxies
If you submit a proxy, regardless of the method you choose to submit such proxy, the individuals named on the enclosed proxy card, and each of them, with full power of substitution, will vote your shares of PACW common stock in the way that you indicate. When completing the Internet or telephone processes or the proxy card, you may specify whether your shares of PACW common stock should be voted for or against, or may choose to abstain from voting, on all, some or none of the specific items of business to come before the PACW special meeting.
All shares represented by valid proxies that PACW receives through this solicitation, and that are not revoked, will be voted in accordance with your instructions on the proxy card. If you properly sign your proxy card but do not mark the boxes showing how your shares of PACW common stock should be voted on a matter, the shares of PACW common stock represented by your properly signed proxy will be voted in accordance with the recommendation of the PACW board of directors, which, as of the date of this joint proxy statement/prospectus, are “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Deadline to Vote by Proxy
Please refer to the instructions on your proxy or voting instruction card to determine the deadlines for submitting your proxy over the Internet or by telephone. If you choose to submit a proxy by mailing a proxy card, your proxy card should be mailed in the accompanying prepaid reply envelope and must be received by PACW’s Corporate Secretary by the time the PACW special meeting begins.
Revocability of Proxies
If you are the stockholder of record of your shares of PACW common stock, you have the right to revoke a proxy, whether delivered over the Internet, by telephone or by mail, at any time before it is exercised, by submitting a later-dated proxy through any of the methods available to you, by giving written notice of revocation to PACW’s Corporate Secretary, which must be received by the Corporate Secretary by 5:00 p.m. Mountain Time on the business day immediately prior to the date of the PACW special meeting, or by attending the PACW special meeting and voting in person. Attending the PACW special meeting alone, without voting at the PACW special meeting, will not be sufficient to revoke your proxy. Written notice of revocation should be mailed to: 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.
If you are a “street name” holder of PACW common stock, you may change your vote by submitting new voting instructions to your bank, broker or other holder of record. You must contact the record holder of your shares to obtain instructions as to how to change your proxy vote.
Adjournments and Postponements
Although it is not currently expected, the PACW special meeting may be adjourned or postponed for the purpose of soliciting additional proxies. In the event that there is present, in person or by proxy, sufficient favorable voting power to secure the vote of PACW stockholders necessary to approve the PACW merger proposal, PACW does not anticipate that it will adjourn or postpone the PACW special meeting, unless it is advised by counsel that such adjournment or postponement is necessary under applicable law to allow additional time for any disclosure. Any adjournment or postponement of the PACW special meeting for the purpose of soliciting additional proxies will allow PACW stockholders who have already sent in their proxies to revoke them at any time prior to their use at the PACW special meeting as adjourned or postponed.
Delivery of Proxy Materials to Stockholders Sharing an Address
As permitted by the Exchange Act, only one copy of this joint proxy statement/prospectus is being delivered to multiple PACW stockholders sharing an address, unless PACW has previously received contrary instructions from one or more such stockholders. This is referred to as “householding.” Stockholders who hold their shares in “street name” can request further information on householding through their banks, brokers or other holders of record. On written or oral request to PACW’s proxy solicitor, Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720, PACW will deliver promptly a separate copy of this document to a stockholder at a shared address to which a single copy of the document was delivered.
Solicitation of Proxies
PACW is soliciting the proxies of PACW stockholders in conjunction with the mergers. PACW will bear the cost of soliciting proxies from PACW stockholders. In addition to solicitation of proxies by mail, PACW will request that banks, brokers, trustees and other nominees send proxies and proxy material to the beneficial owners of

PACW common stock and secure their voting instructions. PACW has also made arrangements with Okapi Partners LLC to assist it in soliciting proxies and has agreed to pay Okapi Partners LLC a fee of $25,000 plus the reimbursement of certain costs and expenses incurred in connection with the solicitation.
Other Matters to Come Before the PACW Special Meeting
PACW management knows of no other business to be presented at the PACW special meeting, but if any other matters are properly presented at the meeting or any adjournments or postponements thereof, the persons named in the proxies will vote upon them in accordance with the recommendation of the PACW board of directors.
Assistance
If you are a PACW stockholder and have questions about the mergers or how to submit your proxy, or if you need additional copies of this joint proxy statement/prospectus, the enclosed proxy card or voting instructions, please contact PacWest Bancorp, Investor Relations, 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212, or Okapi Partners LLC, by emailing info@okapipartners.com or by calling toll-free at 888-785-6709, or for banks, brokers, trustees and other nominees, collect at 212-297-0720.

PACW PROPOSALS
PROPOSAL 1: PACW MERGER PROPOSAL
Pursuant to the merger agreement, PACW is asking PACW stockholders to adopt the merger agreement. PACW stockholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the mergers. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A. After careful consideration, the PACW board of directors, by a unanimous vote, (i) determined that the merger agreement and the transactions contemplated thereby are fair to, advisable and in the best interests of PACW and PACW stockholders and (ii) adopted and approved the merger agreement and the transactions contemplated thereby.
The approval of the PACW merger proposal by PACW stockholders is a condition to the completion of the first merger and the investments.
The PACW board of directors unanimously recommends a vote “FOR” the PACW merger proposal.

PROPOSAL 2: PACW COMPENSATION PROPOSAL
Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, PACW is seeking a non-binding, advisory stockholder approval of the compensation of PACW’s named executive officers that is based on or otherwise relates to the mergers as disclosed in the section entitled “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 107. The proposal gives PACW stockholders the opportunity to vote, on a non-binding, advisory basis, on the merger-related compensation that may be paid or become payable to PACW’s named executive officers.
The PACW board of directors encourages you to review carefully the named executive officer merger-related compensation information disclosed in this joint proxy statement/prospectus, and, accordingly, is asking PACW stockholders to vote “FOR” the adoption of the following resolution, on a non-binding advisory basis:
“RESOLVED, that the compensation that will or may be paid or become payable to the PACW named executive officers, in connection with the mergers, and the agreements or understandings pursuant to which such compensation will or may be paid or become payable, in each case as disclosed pursuant to Item 402(t) of Regulation S-K in “The Transactions—Interests of Certain PACW Directors and Executive Officers in the Mergers—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” is hereby APPROVED.”
The vote on the PACW compensation proposal is a vote separate and apart from the votes on the PACW merger proposal and the PACW adjournment proposal. Accordingly, if you are a PACW stockholder, you may vote to approve the PACW merger proposal and/or the PACW adjournment proposal and vote not to approve the PACW compensation proposal, and vice versa. The approval of the PACW compensation proposal by PACW stockholders is not a condition to the completion of the first merger and the investments. Because the vote on the PACW compensation proposal is advisory only, it will not affect the obligation of PACW or BANC to pay or provide the compensation contemplated by the compensation agreements and arrangements. Accordingly, if the mergers are completed, the merger-related compensation will be paid to PACW’s named executive officers to the extent payable in accordance with the terms of the compensation agreements and arrangements even if PACW stockholders fail to approve the advisory vote regarding merger-related compensation.
The PACW board of directors unanimously recommends a vote “FOR” the PACW compensation proposal.

PROPOSAL 3: PACW ADJOURNMENT PROPOSAL
The PACW special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the PACW special meeting to approve the PACW merger proposal. If, at the PACW special meeting, the number of shares of PACW common stock present or represented and voting in favor of the PACW merger proposal is insufficient to approve the PACW merger proposal, PACW intends to move to adjourn the PACW special meeting in order to enable the PACW board of directors to solicit additional proxies for approval of the PACW merger proposal. In that event, PACW will ask PACW stockholders to vote upon the PACW adjournment proposal, but not the PACW merger proposal.
In this proposal, PACW is asking PACW stockholders to authorize the holder of any proxy solicited by the PACW board of directors, on a discretionary basis, to vote in favor of adjourning the PACW special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from PACW stockholders who have previously voted, if a quorum is not present or if there are not sufficient votes at the time of the PACW special meeting to approve the PACW merger proposal. Pursuant to the PACW bylaws, the PACW special meeting may be adjourned without further notice being given if the new time and place is announced at the meeting prior to adjournment and the date is set 30 days or less from the date of the original PACW special meeting.
The approval of the PACW adjournment proposal by PACW stockholders is not a condition to the completion of the first merger and the investments.
The PACW board of directors unanimously recommends a vote “FOR” the PACW adjournment proposal.

INFORMATION ABOUT THE COMPANIES
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
BANC, a Maryland corporation, was incorporated in March 2002 and serves as the holding company for its wholly-owned subsidiary, BANC N.A., a California-based bank. BANC has 32 offices, including 26 full-service branches located throughout Southern California. BANC has served California markets since 1941 through BANC N.A. and its predecessors. As of June 30, 2023, BANC, together with its subsidiaries, had total assets of $9.37 billion, loans and leases, net of deferred fees, of $7.08 billion, total deposits of $6.87 billion and total stockholders’ equity of $0.957 billion.
Through its dedicated professionals, BANC provides customized and innovative banking and lending solutions to businesses, entrepreneurs and individuals throughout California, and full stack payment processing solutions through its subsidiary Deepstack Technologies. BANC helps to improve the communities where it lives and works, by supporting organizations that provide financial literacy and job training, small business support and affordable housing. With a commitment to service and to building enduring relationships, BANC provides a higher standard of banking.
BANC’s principal source of income is dividends from BANC N.A. BANC N.A., a national banking association regulated by the OCC, is a relationship-focused, full-service business banking organization. It offers an array of commercial loan and deposit products and services, including demand, savings and money market accounts, certificates of deposit, commercial and industrial loans, commercial real estate and multifamily loans, Small Business Administration loans and construction loans, and other business-oriented products.
Shares of BANC common stock are traded on the NYSE under the trading symbol “BANC.”
For more information about BANC, please visit BANC’s website at www.bancofcal.com. The information provided on BANC’s website (other than the documents incorporated by reference herein) is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. Additional information about BANC is included in documents incorporated by reference in this joint proxy statement/prospectus. See the section entitled “Where You Can Find More Information” on page 201.
Cal Merger Sub, Inc.
3 MacArthur Place
Santa Ana, California 92707-7704
(855) 361-2262
Merger Sub is a Delaware corporation and a wholly-owned subsidiary of BANC. Merger Sub was incorporated for the sole purpose of effecting the first merger. Merger Sub will not conduct any activities other than those incidental to its formation, the execution of the merger agreement and the transactions contemplated by the merger agreement. Following the first merger, the separate corporate existence of Merger Sub will cease.
PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, California 90212-2007
(310) 887-8500
PACW is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, PACW Bank. PACW Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. PACW Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country. As of June 30, 2023, PACW, together with its subsidiaries, had total assets of $38.3 billion, loans and leases, net of deferred fees, of $22.3 billion, total deposits of $27.9 billion and total stockholders’ equity of $2.5 billion.

PACW’s principal source of income is dividends from PACW Bank. PACW Bank is a state-chartered non-member bank and, as such, is regulated by the FDIC as its primary federal regulator and the California Department of Financial Protection and Innovation. In addition, PACW Bank is regulated by the Consumer Financial Protection Bureau with respect to compliance with certain consumer financial laws.
PACW Bank is currently a California state-chartered non-member bank. Subject to the completion of the mergers and prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Federal Reserve. As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve.
PACW common stock is traded on Nasdaq under the symbol “PACW.” The PACW depositary shares are currently listed on Nasdaq under the symbol “PACWP.” Additional information about PACW and its subsidiaries is included in the annexes to this joint proxy statement/prospectus. For additional information about PACW and its subsidiaries, please visit PACW’s website www.pacwestbancorp.com. The information provided on PACW’s website is not part of this joint proxy statement/prospectus and is not incorporated herein by reference. See the section entitled “Where You Can Find More Information” on page 201.

THE TRANSACTIONS
This section of the joint proxy statement/prospectus describes material aspects of the mergers and the investments. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the mergers and the investments. In addition, we incorporate important business and financial information about BANC into this document by reference and include important business and financial information about PACW in the annexes to this document. See the section entitled “Where You Can Find More Information” beginning on page 201.
Terms of the Mergers and the Investments
Each of BANC’s and PACW’s respective board of directors has unanimously approved the merger agreement and the transactions contemplated thereby, including the combination and, in the case of the BANC board of directors, the investment agreements and the transactions contemplated thereby. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PACW, with PACW as the surviving entity, which we refer to as the “first merger.” Immediately following the first merger, PACW will merge with and into BANC, with BANC as the surviving corporation, which we refer to as the “second merger.” We refer to the first merger and the second merger collectively as the “mergers.” Promptly following the second merger, PACW Bank will become a member bank of the Federal Reserve System, which we refer to as the “FRS Membership.” Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank, with PACW Bank continuing as the surviving bank, which we refer to as the “bank merger.” Following the bank merger, the surviving bank will operate under the “Banc of California” name and brand.
On the terms and subject to the conditions set forth in the merger agreement, at the effective time of the first merger, each holder of PACW common stock issued and outstanding immediately prior to the effective time of the first merger, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (subject to certain exceptions) will be entitled to receive 0.6569 of a share of BANC common stock for each share of PACW common stock held by such holder.
On the terms and subject to the conditions set forth in the merger agreement, at the second effective time, each share of the PACW preferred stock issued and outstanding immediately prior to the second effective time will be converted into the right to receive one share of the new BANC preferred stock and, upon such conversion, the PACW preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the second effective time. Additionally, following the mergers, each outstanding PACW depositary share representing a 1/40th interest in a share of PACW preferred stock will become a BANC depositary share and will represent a 1/40th interest in a share of new BANC preferred stock.
On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
See the sections entitled “The Merger Agreement” and “The Investment Agreements” for additional and more detailed information regarding the legal documents that govern the mergers and the investments, including information about the conditions to the completion of the mergers and the investments and the provisions for terminating or amending the merger agreement and the investment agreements.
Background of the Mergers and the Investments
The management of each of BANC and PACW and each of the BANC board of directors and the PACW board of directors frequently review their respective business strategies and objectives, including strategic opportunities and challenges. From time to time, the management teams and boards of directors of each of BANC and PACW have considered various strategic options potentially available to them, in each case with the goal of enhancing value for their respective stockholders and delivering the best possible services to their respective customers and communities. These strategic discussions have focused on, among other things, the business and regulatory environments facing financial institutions generally, as well as conditions and trends in the banking industry and financial markets, including for regional banks.
In January 2023, PACW announced a new strategic plan designed to maximize stockholder value and improve its liquidity position and capital ratios by strengthening its community bank business, exiting non-core products and services, improving capital and liquidity, and enhancing operational efficiency. Specifically, PACW made the decision to wind down operations in its premium finance and multi-family lending groups in the fourth quarter of 2022. In addition, PACW began planning for a restructuring of its Civic subsidiary in January 2023. Further, PACW sold $1.0 billion of available-for-sale securities at a loss in the fourth quarter of 2022 and used the proceeds to pay down borrowings from the Federal Home Loan Bank of San Francisco (“FHLB”). As part of its strategic plan, PACW also announced that it was slowing loan growth to preserve capital and strengthen its balance sheet. Around the time PACW announced this strategic plan, a combination of factors, including in particular the onset of higher interest rates, began to increase deposit funding costs and drove a general trend toward deposit outflows, particularly at regional banks.
While PACW intended to execute on this strategic plan throughout the course of 2023 and beyond, in early March 2023, the failures of Silicon Valley Bank and Signature Bank drew a significant degree of customer, market and regulatory focus to the state of the banking industry generally. A number of banks, including PACW, experienced further elevated deposit outflows in the days immediately following the failure of Silicon Valley Bank. In the days and weeks that followed the failures of Silicon Valley Bank and Signature Bank, PACW took a number of steps to ensure available liquidity for uninsured deposits by drawing on available federal facilities, including borrowings from the FHLB, the Federal Reserve Discount Window, and the Federal Reserve’s Bank Term Funding Program following its implementation by the Federal Reserve, and utilizing reciprocal deposit products. On March 17, 2023, PACW Bank entered into a $1.4 billion repurchase agreement facility, which was collateralized by loans in order to secure additional liquidity. In the two weeks following the failure of Silicon Valley Bank, PACW provided frequent updates to the market with respect to its financial position. Senior PACW management remained in regular communication with applicable federal and state regulators during this time.
Concurrently, the PACW board of directors and PACW management began evaluating various strategic alternatives for PACW and PACW Bank, including the potential of raising additional equity capital through a private placement or a registered public offering. With the assistance of representatives of PSC and a separate capital markets advisor, PACW engaged in discussions with prospective investors. Investors affiliated with the Warburg Investors were among these prospective investors. Investors affiliated with the Centerbridge Investor were also among these prospective investors. Various potential investors conducted due diligence, and indicative terms and documentation were discussed. These discussions and negotiations progressed for approximately two weeks amidst the height of the volatility in the regional banking sector in March 2023.
PACW management frequently updated the PACW board of directors on the status of its operations and the potential equity capital alternatives. On March 20, 2023 and March 21, 2023, the PACW board of directors met to review these potential equity capital alternatives and consider various proposals that had emerged from the discussions referenced above. Following further discussions with PSC and a separate capital markets advisor, and considering the volatility in the market and depressed market prices for regional bank stocks, as well as the availability of other options to enhance capital and liquidity through potential asset sales, the PACW board of directors determined on March 21, 2023 that it would not be prudent to move forward with any equity capital raising transaction at such time. PACW publicly announced this decision on March 22, 2023, along with providing an update on certain key deposit and liquidity metrics.
Following the announcement on March 22, 2023, the PACW board of directors and PACW management continued work to execute on the previously announced strategic plan to focus on its community bank business, in particular by pursuing strategic asset sales, while also evaluating potential broader strategic alternatives. In the weeks that followed, PACW, with the assistance of PSC, held discussions with a small number of parties it had contacted, or that had contacted it, with respect to potential acquisition or business combination transactions, including a party in which affiliates of the Warburg Investors have an interest.

On May 3, 2023, the PACW board of directors met to consider, among other matters, the status of these strategic discussions. In light of these discussions, the PACW board of directors determined that it would be in the best interests of PACW stockholders to approach and initiate discussions with a larger number of prospective strategic partners and instructed the representatives of PSC in attendance to do so. Representatives of Sullivan & Cromwell were also in attendance and advised members of the PACW board of directors with respect to their fiduciary duties. Later that day, there were media reports that the PACW board of directors was reviewing strategic alternatives relating to the sale of some or all of the assets of PACW and PACW Bank. Following these reports, PACW Bank experienced additional deposit losses of approximately $1.7 billion on May 4 and May 5, 2023.
Over the next three weeks, the PACW board of directors met four times, and PACW management provided updates on discussions with potential strategic partners as well as on the status of PACW’s operations.
Through the months of May and June, representatives of PSC, acting at the direction of the PACW board of directors and PACW management, contacted 13 potential acquirers and business combination partners, with nine of such parties entering into confidentiality agreements and conducting preliminary due diligence, including BANC who entered into a confidentiality agreement with PACW on May 4, 2023 (the “NDA”). Of the nine parties who conducted initial due diligence, two (which did not include BANC) indicated an interest in pursuing a potential all cash transaction. From May 5, 2023 to about June 16, 2023, BANC and PACW did not have further discussions as PACW indicated to BANC that its discussions with other parties were in more advanced stages.
As noted above, PACW concurrently continued to execute on its strategic plan and on May 22, 2023, consistent with the objective to pursue strategic asset sales set out in such plan, PACW announced the sale of 74 real estate construction loans, with an aggregate commitment amount of approximately $5.3 billion, including an aggregate outstanding principal balance of $2.6 billion at the time of the announcement, to a wholly-owned subsidiary of Kennedy-Wilson Holdings, Inc.
On June 12, 2023, the PACW board of directors met, and PACW management provided an update on discussions with potential strategic partners. PACW management summarized the discussions it had with various parties that had entered into confidentiality agreements and that two parties had expressed interest in an all cash acquisition of PACW. These two parties in particular had conducted the largest amount of due diligence to date and had preliminary discussions with PACW management about a potential transaction. Each was also provided with draft forms of definitive documentation to consider. However, by the time of the June 12, 2023 meeting, PACW management indicated to the PACW board of directors that discussions with these two parties had concluded due to each party’s inability to commit or procure the required capital to support the contemplated all cash acquisition transaction. At the time of the June 12, 2023 meeting, PACW was no longer in active discussions with any party regarding a potential strategic transaction and continued its focus on executing on its strategic plan. Subsequently, and in connection with such strategic plan, on June 22, 2023, PACW announced that PACW Bank had entered into a purchase agreement to sell a portfolio of lender finance loans with an aggregate commitment amount of $3.54 billion, including an aggregate outstanding principal balance of $2.21 billion as of the date of the announcement, to certain alternative credit strategy funds managed by Ares Management Corporation.
On June 16, 2023, Jared Wolff, Chairman, President and Chief Executive Officer of BANC, reached out to Paul Taylor, President and Chief Executive Officer of PACW, to further discuss a potential transaction and in order to determine whether it was advisable to proceed with further analysis and discussions. Thereafter, on or about June 16, 2023, BANC management recommenced further due diligence on PACW. Mr. Wolff and Mr. Taylor remained in contact, discussing at a high level the possibility of a potential business combination transaction and exchanging ideas on certain aspects of such a transaction, including as to the potential commercial and strategic benefits of a combination of their two businesses. In each of those conversations, they discussed that any potential transaction would reflect an “at market” exchange ratio.
In mid-June 2023, Mr. Wolff had various discussions with representatives of PACW, JPM and PSC regarding restarting negotiations for a potential transaction. In these discussions, the parties began to discuss in further detail the potential combined company’s business lines, markets of operation, potential synergies and efficiencies as well as the pro forma balance sheet, capital ratios, liquidity and deposit funding profile. The parties also provided updates with respect to the prospective transaction to federal and state regulatory authorities and continued to do so on a regular basis throughout the negotiation process. BANC management had also determined that, in order to proceed with a transaction with PACW, the potential combined company would require an infusion of equity capital.
From mid-June until the signing of the definitive transaction agreements, Mr. Wolff and Mr. Taylor discussed various topics related to the proposed transaction, including the exchange ratio, closing conditions, regulatory matters, governance matters, employment matters and interim operating covenants. At one such meeting, Mr. Wolff and Mr. Taylor discussed a proposal that the combined company’s board of directors would include eight currently serving directors of the BANC board of directors and three currently serving directors of the PACW board of directors (which board composition would be subject to the ongoing negotiations with prospective investors, though it was expected that likely one additional director representative would be selected by one of the prospective investors). Mr. Wolff and Mr. Taylor agreed to propose this construct to their respective boards of directors and that Mr. John Eggemeyer, the current Lead Director of the PACW board of directors, would be an advisable candidate to propose as the Chairman of the combined company’s board of directors.
On June 17, 2023, PACW made available to BANC, and on July 3, 2023, BANC made available to PACW, virtual data rooms to permit expanded mutual due diligence review. BANC and PACW, and their respective legal, financial and other advisors, engaged in mutual due diligence, including with respect to business, credit, operational, legal and compliance matters, among others. From approximately June 24 through July 11, 2023, BANC also negotiated and entered into confidentiality agreements with multiple potential investors and certain potential investors entered into joinders to the NDA to facilitate their due diligence review for purposes of evaluating participation in the proposed equity financing. The Warburg Investors and the Centerbridge Investor entered into confidentiality agreements with BANC on June 23, 2023 and July 6, 2023, respectively, and began to independently engage in due diligence with respect to PACW and BANC, including several meetings between the Warburg Investors, on the one hand, and BANC management or JPM, on the other hand, and several meetings between the Centerbridge Investor, on the one hand, and BANC management or JPM, on the other hand.
In the days leading up to the June 26, 2023 meeting of the BANC board of directors, as described below, Mr. Wolff connected regularly with members of the BANC board of directors to provide updates on a potential strategic opportunity to engage in a business combination transaction with PACW.
On June 26, 2023, BANC held a special meeting of the BANC board of directors with JPM and Skadden in attendance to discuss the proposed transaction rationale, receive a financial, legal and regulatory overview of the proposed transaction, review the proposed non-binding indication of interest (the “LOI”) for a potential strategic combination between BANC and PACW to be submitted to PACW and appoint a transaction committee of the BANC board of directors, which we refer to as the “BANC transaction committee.” The BANC board of directors approved the LOI, and BANC submitted the LOI to PACW. The BANC board of directors also approved the formation of the BANC transaction committee and appointed members of the BANC transaction committee. The LOI proposed an all-stock merger based on an “at-market” fixed exchange ratio. It proposed a transaction structure in which BANC would be the legal acquirer at the holding company level, and PACW Bank would be the surviving bank. The LOI proposed that BANC would procure equity financing in connection with the proposed transaction of $350 million (which amount was subsequently increased to the $400 million committed by the Investors following further discussions among the parties) and that Mr. Wolff would lead the combined company as Chief Executive Officer. The LOI also provided for a 45-day period in which PACW agreed to negotiate with BANC exclusively with respect to the potential transaction, with a potential for a 15-day extension of such period if the parties were negotiating in good faith regarding the proposed transaction.
On June 28, 2023, the PACW board of directors met to review the results of the process, including to review the terms of the LOI. Representatives of PSC were also in attendance and presented on the business and financial aspects of the proposed transaction with BANC. The PACW board of directors then discussed with PACW management and PSC the strategic rationale, risks, financial metrics presented by a potential transaction with BANC and the potential value to the PACW stockholders resulting from such transaction. The PACW board of directors and PACW management also discussed the risks and regulatory considerations of the potential transaction with BANC relative to alternative strategic transactions, as well as potentially electing not to pursue any strategic transaction. Following these discussions, the PACW board of directors was of the view that a potential transaction with BANC had a compelling strategic rationale and potential to provide meaningful benefits to PACW stockholders relative to other strategic alternatives and indicated its support for PACW proceeding with negotiations of the potential transaction with BANC.
On June 29, 2023, BANC and PACW executed the LOI and instructed their respective financial and legal advisors to begin work toward the potential transaction. Shortly thereafter, at the direction of BANC’s management, JPM initiated or reinitiated discussions with various prospective investors in connection with the proposed equity financing, including the Warburg Investors and the Centerbridge Investor.
BANC and PACW then, with the assistance of their respective advisors, discussed a variety of matters with respect to the potential transaction, including, without limitation, a framework for establishing the “at market” fixed exchange ratio, additional details regarding the governance and management of the combined company, the framework that the parties would use for the disposition of certain assets in connection with the planned repositioning of the combined company’s balance sheet and certain relevant regulatory considerations. In addition, each party, with the assistance of their respective advisors, advanced their respective diligence reviews of the other party, and the Investors, with the assistance of their respective advisors, advanced their respective diligence reviews of BANC and PACW.
From July 11, 2023 until July 25, 2023, Sullivan & Cromwell and Skadden exchanged multiple drafts of the merger agreement. During this period, Skadden and Sullivan & Cromwell, on behalf of BANC and PACW, respectively, negotiated the terms and conditions of the merger agreement, including with respect to regulatory matters, closing conditions, the definition of “material adverse effect”, governance matters, employment matters, interim operating covenants, representations and warranties of BANC and PACW and termination rights.
During July 2023, BANC, JPM and Skadden also discussed certain structural matters pertaining to the proposed equity financing with the Warburg Investors, along with Wachtell Lipton Rosen & Katz LLP (“Wachtell”), counsel to the Warburg Investors, and the Centerbridge Investor, along with Simpson Thacher & Bartlett LLP (“Simpson”), counsel to the Centerbridge Investor.
On July 13, 2023, the in-house and outside counsels of BANC and PACW had a conference call to discuss the merger agreement, including discussions on closing conditions, regulatory matters and termination rights.
The parties also continued their discussions around a method for measuring an “at market” fixed exchange ratio as set forth in the LOI. At the direction of BANC’s management, JPM communicated to PSC a proposal that the “at market” exchange ratio be based on the volume-weighted average price of BANC common stock and PACW common stock in the five trading days up to, and including, June 29, 2023, the date on which the LOI was executed by PACW and BANC. This was calculated to be 0.6569 shares of BANC common stock for each share of PACW common stock. PSC communicated this proposal to PACW, and it was agreed that this measurement adequately reflected the parties’ intention that the transaction would not involve any established premium or discount to any particular party’s stock price, and avoided the risk that any potential future market volatility (in light of recent market conditions) would lead to any unwanted distortions in the pricing of the transaction.
On July 14, 2023, BANC held a meeting of the BANC board of directors with JPM and Skadden in attendance, to discuss the status and timing of the proposed transaction, review such transaction and their vision for the combined company, review financial models for the proposed transaction, discuss legal structure and definitive agreements, discuss the capital raising process and legal components thereof, and receive updates on regulatory and key open issues.
On July 17, 2023, BANC held a meeting of the BANC board of directors where Mr. Wolff provided an update on the status and various aspects of the proposed transaction and the BANC board of directors asked questions and discussed the proposed transaction.
From July 17, 2023 until July 25, 2023, Skadden, Wachtell and Simpson exchanged multiple drafts of the Warburg investment agreement and the Centerbridge investment agreement, as applicable, and various ancillary documents.
On July 18, 2023, Mr. Wolff spoke with Mr. Eggemeyer to discuss the proposal for Mr. Eggemeyer to serve in the role of Chairman of the combined company’s board of directors.
On July 19, 2023, BANC held a meeting of the BANC transaction committee to discuss the terms of the proposed investments by the Warburg Investors and the Centerbridge Investor, respectively.

On July 20, 2023, the PACW board of directors met with representatives of PSC and Sullivan & Cromwell present. PACW management provided an update on the status of the negotiations and discussed with the PACW board of directors the due diligence conducted to that point. Certain compensation matters relevant to the transaction were discussed as well.
On July 22, 2023, BANC reached an agreement in principle with the Warburg Investors to invest a total of $325 million for common and/or common equivalent equity securities of BANC in the proposed equity financing and with the Centerbridge Investor to invest a total of $75 million for common securities of BANC in the proposed equity financing and that, in each case, certain warrants would be included with the investments. Based on the outcome of these discussions and the fixing of the exchange ratio, ownership of the common equity in the combined company at closing (excluding warrants or other equity awards) would be PACW stockholders with approximately 47% of the common shares outstanding in the combined company, BANC stockholders with approximately 34% of the common shares outstanding in the combined company and the Investors with approximately 19% of the common shares outstanding in the combined company (before the exercise of any of the warrants).
On July 24, 2023, the PACW board of directors held a meeting to consider the proposed terms of the transaction between PACW and BANC and the entry into the merger agreement by PACW, and representatives of Sullivan & Cromwell and PSC were in attendance. At the meeting, members of PACW management provided an update on the results of the negotiations since the July 20, 2023 meeting of the PACW board of directors, reviewed the proposed terms of the transaction and advised of the remaining negotiation points that would need to be resolved prior to entering into a definitive agreement. Representatives of Sullivan & Cromwell provided members of the PACW board of directors with a summary of the proposed terms of the merger agreement, including certain negotiated terms of the merger agreement concerning the transaction’s closing conditions, and discussed the relationship between the closing conditions of the merger agreement and those in the investment agreements as well as certain executive compensation and benefits and employment-related matters.
On July 24, 2023, BANC held a meeting of the BANC board of directors to consider the proposed terms of the proposed transactions. During the meeting, the BANC board of directors discussed the major issues of the proposed transactions and terms of the definitive agreements, including the merger agreement and the investment agreements, treatment of employees and social issues. Members of BANC management provided an update on the final negotiation points and presented its view that from a documentation perspective the negotiations were effectively complete. JPM then reviewed the financial aspects of the mergers with the BANC board of directors and rendered its oral opinion to the BANC board of directors, which was confirmed by a written opinion, dated July 25, 2023, to the effect that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. See the section entitled “The Transactions—Opinion of BANC’s Financial Advisor.” At the conclusion of the meeting, after further review and discussion by the BANC board of directors, including consideration of the factors described below under the section entitled “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors”, the BANC board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of BANC and its stockholders and unanimously (a) determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, were advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreements, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of BANC N.A. at a joint meeting with the BANC board of directors).
On July 25, 2023, the PACW board of directors held an additional meeting to consider the proposed transaction, and representatives of PSC and Sullivan & Cromwell were in attendance. Members of PACW management provided an update on the final negotiation points and presented its view that from a documentation perspective the negotiations were effectively complete. PSC then reviewed the financial aspects of the mergers with the PACW board of directors and rendered its opinion to the PACW board of directors, which was initially rendered verbally and confirmed by a written opinion, dated July 25, 2023, to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by PSC as set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to holders of PACW common stock. For more information, see the section entitled “The

Transactions—Opinion of PACW’s Financial Advisor.” At the conclusion of the meeting, after further review and discussion by the PACW board of directors, including consideration of the factors described below under the section entitled “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors”, the PACW board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger (and the bank merger was also approved by the board of directors of PACW Bank in a joint board capacity with the PACW board of directors) and entry into the merger agreement by PACW.
BANC and PACW executed the merger agreement, and BANC concurrently executed the applicable investment agreement with the Warburg Investors and the Centerbridge Investor, respectively, in the afternoon of July 25, 2023. The transactions were announced thereafter in a press release jointly issued by BANC and PACW on July 25, 2023.
BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors
After careful consideration, the BANC board of directors, at a special meeting held on July 24, 2023, unanimously (a) determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, are advisable and in the best interests of BANC and its stockholders and (b) approved the execution, delivery and performance of the merger agreement and the investment agreements, and the consummation of the transactions contemplated thereby (and the bank merger was also approved by the board of directors of BANC N.A. at a joint meeting with the BANC board of directors).
In reaching this decision, the BANC board of directors evaluated the merger agreement, the mergers and the other matters contemplated by the merger agreement, as well as the investment agreements, in consultation with BANC’s senior management, as well as with BANC’s legal counsel and financial advisor, and considered a number of factors, including the following principal factors:
•
each of BANC’s, PACW’s and the combined company’s business, operations, financial condition, asset quality, earnings, markets and prospects, particularly in light of recent market events in the banking sector, especially those affecting regional banks;

•	the strategic rationale for the mergers, including the fact that the combined company will be strategically positioned to capitalize on market opportunities in California;
•
the expectation that the combined company will have access to additional liquidity through a targeted balance sheet repositioning after closing, supported by committed capital of $400 million from the Investors, resulting in robust capital levels and a strong liquidity profile with improved earnings capability;

•
the fact that the combined company will have operational and financial scale to increase investment in the franchise, including its technology platform, in order to elevate the client experience, improve efficiencies, attract the highest quality talent, and enhance new business development efforts;

•
the fact that the combined company would have a more diverse overall deposit mix by combining complementary deposit specialties and the fact that such unique deposit mix enhances the pro forma funding profile of the combined company;

•	the complementary nature of BANC’s and PACW’s mutual strengths in core community banking, with differing niche expertise;
•	the complementary footprints of BANC and PACW;
•	the current and prospective environment in the financial services industry, including recent banking turmoil and industry-wide volatility;
•	the expanded possibilities for growth that would be available to BANC, given the expanded suite of product offerings that PACW provides;
•	the deep familiarity of BANC and PACW with each other;
•
the anticipated pro forma financial impact of the mergers on BANC, including potential and immediate tangible book value accretion, as well as positive impact on earnings, return on equity and liquidity;

•	the expectation of cost synergies resulting from the mergers;
•
its review and discussions with BANC’s senior management concerning BANC’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of PACW;

•
the fact that the shares of BANC common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 34% of the outstanding shares of the combined company;

•
its understanding that the mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and that PACW will be treated as the acquirer for accounting purposes;

•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by PACW stockholders as a result of possible increases or decreases in the trading price of PACW or BANC stock following the announcement of the mergers, which the BANC board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
JPM’s financial analyses and oral opinion rendered to the BANC board of directors, which was subsequently confirmed by delivery of a written opinion dated July 25, 2023, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the exchange ratio in the first merger was fair, from a financial point of view, to BANC, as more fully described below under the section entitled “The Transactions—Opinion of BANC’s Financial Advisor”;

•
its review with BANC’s outside legal counsel of the material terms of the merger agreement and the investment agreements, including the representations, covenants, closing conditions, deal protection and termination provisions;

•	the expectation that the requisite regulatory approvals could be obtained in a timely fashion;
•	the fact that BANC stockholders will have the opportunity to vote to approve the BANC issuance proposal;
•	the fact that 8 of 12 total directors of the combined company would be current members of the BANC board of directors;
•
the fact that Mr. Wolff will serve as the President and Chief Executive Officer of the combined company and that the management team will be comprised of a mix of BANC executives and PACW executives, each of which the BANC board of directors believes enhances the likelihood that the strategic benefits that BANC expects to achieve as a result of the mergers will be realized;

•
the fact that the PACW and BANC management teams have many years of integration experience through various acquisitions and the familiarity of Mr. Wolff and other members of the BANC executive team with PACW given their prior tenures with PACW and PACW Bank, which could be highly beneficial to the integration process; and

•
BANC’s and PACW’s past records of integrating acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of BANC’s management and infrastructure to successfully complete the integration process.

The BANC board of directors also considered potential risks related to the transaction. The BANC board of directors concluded that the anticipated benefits of combining with PACW and consummating the investments were likely to outweigh these risks. These potential risks include:
•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where BANC and PACW operate businesses;

•
the regulatory and other approvals required in connection with the mergers and the bank merger, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreements;

•
the risk that the mergers may not be completed despite the efforts of PACW and BANC or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

•
the costs to be incurred in connection with the mergers and the integration of PACW’s business into BANC and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•
the Investors will beneficially own a significant equity interest in the combined company and the Warburg Investors will have the ability to appoint one member to the combined company board of directors, and circumstances may occur in which the interests of the Warburg Investors could diverge from the interests of the combined company’s other stockholders;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of BANC and PACW;
•
the fact that the merger agreement places restrictions on the conduct of BANC’s business prior to the completion of the mergers, which could potentially delay or prevent BANC from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential effect of the mergers on BANC’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key BANC or PACW employees during the pendency of the mergers and following completion of the mergers;
•	the possible diversion of management focus and resources from the operation of BANC’s business while working to consummate the transaction and integrate the two companies;
•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of BANC common stock or PACW common stock, the value of the shares of BANC common stock to be issued to PACW stockholders at the effective time could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•	the dilution caused by BANC’s issuance of additional shares of its capital stock in connection with the first merger and investments;
•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the BANC board of directors is not intended to be exhaustive but includes the material factors considered by the BANC board of directors. In reaching its decision to approve the merger agreement and the investment agreements and the transactions contemplated thereby, the BANC board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BANC board of directors considered all these factors as a whole, and overall considered the factors to support its determination.
For the reasons set forth above, the BANC board of directors determined that the merger agreement and the investment agreements, and the transactions contemplated thereby, are advisable and in the best interests of

BANC and its stockholders. The BANC board of directors recommends that BANC stockholders vote “FOR” the BANC issuance proposal, “FOR” the BANC incentive plan proposal, “FOR” the BANC exemption amendment proposal and “FOR” the BANC adjournment proposal.
Certain of BANC’s directors and executive officers have other interests in the mergers that are different from, or in addition to, those of BANC stockholders generally, as discussed under the caption “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” below. The BANC board of directors was aware of and considered these potential interests, among other matters, in evaluating the mergers and in making its recommendation to BANC stockholders.
It should be noted that this explanation of the reasoning of the BANC board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.”
PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors
In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the mergers, and to recommend that PACW stockholders adopt the merger agreement, the PACW board of directors reviewed and discussed with PACW’s management and with PACW’s financial and legal advisors the terms of the merger agreement and the transactions contemplated thereby, and considered a number of factors, including the following:
•
each of PACW’s, BANC’s and the combined company’s business, operations, financial condition, asset quality, earnings, markets and prospects, particularly in light of recent market events in the banking sector, especially those affecting regional banks and PACW specifically;

•	the anticipated pro forma financial impact of the mergers, the investments and various other transactions associated therewith on the combined company;
•	the strategic rationale for the mergers and the benefits of the mergers relative to various strategic alternatives that were considered by PACW prior to entering into the merger agreement;
•	the complementary nature of the two companies, including business footprints, corporate purpose, strategic focus, target markets, client service and community development;
•	the expectation of the cost savings and synergies resulting from the mergers;
•
the expectation that the combined company will have access to additional liquidity through a targeted balance sheet repositioning after closing, supported by committed capital of $400 million from the Investors, resulting in robust capital levels and a strong liquidity profile with improved earnings capability;

•	the expectation that in connection with the mergers and the investments, the combined company will have significantly reduced wholesale borrowings;
•
the fact that the shares of PACW common stock that are outstanding immediately prior to completion of the first merger are expected to represent approximately 47% of the outstanding shares of the combined company;

•
the pro forma financial results of the combined company, assuming that the mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and that PACW will be treated as the acquirer for accounting purposes;

•
the diversification of the combined company’s deposit base and loan portfolio leveraging PACW’s and BANC’s core community banking strengths, PACW’s expertise in homeowners’ association banking services, portfolio lending, equipment lending and leasing and small business association lending and BANC’s strengths in healthcare, education, entertainment and warehouse lending;

•	the terms of the merger agreement, in particular the exchange ratio and the fact that the exchange ratio is fixed;

•
the fact that (i) Mr. Eggemeyer would serve as the Chairman of the combined company’s board of directors and (ii) Mr. Wolff would serve as the President and Chief Executive Officer of the combined company, and the provisions of the merger agreement setting forth the corporate governance of the combined company;

•
the understanding of the current and prospective environment in which PACW and BANC operate, including national, regional and local economic conditions, the interest rate environment, the accelerating pace of technological change in the banking industry, and other economic factors, the competitive environment for financial institutions generally, and the likely effect of these factors on PACW both with and without the mergers;

•	the expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the expected treatment of the mergers as a “reorganization” for U.S. federal income tax purposes;
•
the anticipation that the combined company will have greater scale in California that may enable it to attract additional customers and employees and spread increasing costs more effectively in technology, risk management and compliance;

•
PSC’s financial analyses and oral opinion rendered to the PACW board of directors, which was subsequently confirmed in writing on July 25, 2023, to the effect that, as of such date, and based upon and subject to the factors and various assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to the holders of PACW common stock, as more fully described below in the section “The Transactions—Opinion of PACW’s Financial Advisor”;

•
the review with PACW’s outside legal advisor, Sullivan & Cromwell, of the terms of the merger agreement and the related transaction documents, including the representations and warranties, covenants, deal protection and termination provisions, tax treatment and closing conditions; and

•
the fact that the PACW and BANC management teams have many years of integration experience through various acquisitions and the familiarity of Mr. Wolff and other members of the BANC executive team with PACW given their prior tenures with PACW and PACW Bank, which could be highly beneficial to the integration process.

The PACW board of directors also considered potential risks related to the mergers but concluded that the anticipated benefits of the mergers were likely to outweigh these risks. These potential risks include:
•
the Investors will beneficially own a significant equity interest in the combined company and the Warburg Investors will have the ability to appoint one member to the combined company board of directors with interests that may diverge from the combined company’s other stockholders;

•
the regulatory and other approvals required in connection with the mergers and the bank merger, and the risk that such regulatory approvals may not be received in a timely manner or at all or may impose materially burdensome conditions that would lead to the termination or abandonment of the merger agreement or the investment agreements;

•
the risk that the mergers may not be completed despite the efforts of PACW and BANC or that completion of the mergers may be unduly delayed, including as a result of factors outside either party’s control;

•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where PACW and BANC operate businesses;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the potential effect of the mergers on PACW’s overall business, including its relationships with customers, employees, suppliers and regulators;
•	the risk of losing key PACW or BANC employees during the pendency of the mergers and thereafter;

•
the fixed exchange ratio component of the merger consideration, which will not adjust to compensate for potential declines in the stock price of BANC prior to completion of the mergers or potential increases in the stock price of PACW prior to completion of the mergers;

•	the risk of anticipated merger-related costs being higher than expected, including as a result of unexpected factors or events;
•	the possible diversion of management focus and resources from the operation of PACW’s business while working to consummate the transaction and integrate the two companies;
•
the fact that the merger agreement places certain restrictions on the conduct of PACW’s business prior to the completion of the mergers, which could potentially delay or prevent PACW from undertaking business opportunities that might arise or certain other actions it might otherwise take with respect to its operations absent the pendency of the mergers;

•	the potential for legal claims challenging the mergers; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information and factors considered by the PACW board of directors is not intended to be exhaustive but includes the material factors considered by the PACW board of directors. In reaching its decision to approve the merger agreement and the transactions contemplated thereby, including the mergers, the PACW board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The PACW board of directors considered all these factors as a whole, including through its discussions with PACW’s management and financial and legal advisors, in evaluating the merger agreement and the transactions contemplated thereby, including the mergers.
The PACW board of directors realized that there can be no assurance about future results, including results expected or considered in the factors listed above. It should be noted that this explanation of the reasoning of the PACW board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the future factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements.” The PACW board of directors concluded, however, that the potential positive factors outweighed the potential risks of completing the mergers.
In considering the recommendation of the PACW board of directors, you should be aware that certain directors and executive officers of PACW may have interests in the mergers that are different from, or in addition to, interests of PACW stockholders generally and may create potential conflicts of interest. The PACW board of directors was aware of these interests and considered them when evaluating and negotiating the merger agreement, the mergers and the other transactions contemplated by the merger agreement, and in recommending to PACW stockholders that they vote in favor of the PACW merger proposal. See the section entitled “The Transactions—Interests of Certain BANC Directors and Executive Officers in the Mergers” for more information.
For the reasons set forth above, the PACW board of directors unanimously determined that the first merger was fair to, advisable and in the best interests of PACW and its stockholders and unanimously approved the merger agreement and the transactions contemplated thereby, including the mergers and the bank merger (which was also approved by the board of directors of PACW Bank in a joint board capacity with the PACW board of directors) and entry into the merger agreement by PACW. The PACW board of directors recommends that PACW stockholders vote “FOR” the PACW merger proposal, “FOR” the PACW compensation proposal and “FOR” the PACW adjournment proposal.
Opinion of BANC’s Financial Advisor
Pursuant to an engagement letter, BANC retained JPM to act as its financial advisor in connection with the mergers. At the meeting of the BANC board of directors on July 24, 2023, JPM rendered its oral opinion to the BANC board of directors that, as of such date and based upon and subject to the factors and assumptions made, procedures followed, matters considered, and limitations and qualifications set forth in its opinion, the exchange ratio in the first merger was fair, from a financial point of view, to BANC. JPM has confirmed its July 24, 2023, oral opinion by delivering its written opinion to the BANC board of directors, dated July 25, 2023, that, as of such date, the exchange ratio in the first merger was fair, from a financial point of view, to BANC.

The full text of the written opinion of JPM, dated July 25, 2023, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex O to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. BANC stockholders are urged to read the opinion in its entirety. JPM’s written opinion was addressed to the BANC board of directors in connection with and for the purposes of its evaluation of the mergers, was directed only to the exchange ratio in the first merger and did not address any other aspect of the mergers. JPM expressed no opinion as to the fairness of the exchange ratio to the holders of any class of securities, creditors or other constituencies of BANC or as to the underlying decision by BANC to engage in the mergers. The issuance of JPM’s opinion was approved by a fairness committee of JPM. The summary of the opinion of JPM set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. The opinion of JPM does not constitute a recommendation to any BANC stockholder as to how such stockholder should vote with respect to the mergers or any other matter.
In arriving at its opinion, JPM, among other things:
•	reviewed a draft dated, July 21, 2023, of the merger agreement;
•	reviewed certain publicly available business and financial information concerning BANC and PACW and the industries in which they operate;
•
compared the financial and operating performance of PACW and BANC with publicly available information concerning certain other companies JPM deemed relevant and reviewed the current and historical market prices of the PACW common stock and the BANC common stock and certain publicly traded securities of such other companies;

•
at BANC’s direction, reviewed and relied upon for JPM’s opinion and analysis: (A) certain publicly available financial forecasts relating to the business and financial prospects of BANC, derived from a consensus of selected research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by BANC’s management as reasonable for use in JPM’s opinion and analysis) (such extrapolated BANC forecasts being referred to herein as the “BANC projections”), (B) certain internal financial forecasts relating to the business and financial prospects of PACW prepared by PACW, and, with the guidance and assistance of BANC’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by BANC’s management as reasonable for use in JPM’s opinion and analysis) (such extrapolated PACW forecasts being referred to herein as the “PACW projections” and, together with the BANC projections, the “Financial Projections”) and (C) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the mergers provided to JPM by the management of BANC (the “Synergies”); and

•	performed such other financial studies and analyses and considered such other information as JPM deemed appropriate for the purposes of its opinion.
In addition, JPM held discussions with certain members of the management of PACW and BANC with respect to certain aspects of the mergers, and the past and current business operations of PACW and BANC, the financial condition and future prospects and operations of PACW and BANC, the effects of the mergers on the financial condition and future prospects of BANC, and certain other matters JPM believed necessary or appropriate to its inquiry.
In giving its opinion, JPM relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with JPM by PACW and BANC or otherwise reviewed by or for JPM. JPM did not independently verify any such information or its accuracy or completeness and, pursuant to its engagement letter with BANC, JPM did not assume any obligation to undertake any such independent verification. JPM did not conduct and was not provided with any valuation or appraisal of any assets or liabilities, nor did JPM evaluate the solvency of PACW or BANC under any state or federal laws relating to bankruptcy, insolvency or similar matters. JPM is not an expert in evaluating the adequacy of allowances for loan and lease losses of BANC or PACW with respect to their loan and lease portfolios and, accordingly, JPM did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of BANC or PACW and JPM assumed, with BANC’s consent, that the respective allowances for loan and lease losses for both BANC and PACW, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on the Financial Projections and the Synergies, JPM assumed with BANC’s consent that they were reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of BANC as to the expected future results of operations and financial condition of PACW and BANC to which such analyses or forecasts relate or, in the case of the BANC projections, that they represent a reasonable basis upon which to evaluate the expected future results of operations and financial condition of BANC. JPM expressed no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, JPM assumed that the proposed equity financing from the Warburg Investors and the Centerbridge Investor or certain other investors, balance sheet repositioning and sale of non-core businesses will occur on the terms and in the time frame described by management of BANC. JPM also assumed that the mergers and the other transactions contemplated by the merger agreement will qualify as a tax-free reorganization for U.S. federal income tax purposes and will be consummated as described in the merger agreement, and that the definitive merger agreement would not differ in any material respects from the draft thereof furnished to JPM. JPM also assumed that the representations and warranties made by BANC and PACW in the merger agreement and the related agreements were and will be true and correct in all respects material to its analysis. JPM is not a legal, regulatory or tax expert and relied on the assessments made by advisors to BANC with respect to such issues. JPM further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the mergers will be obtained without any adverse effect on PACW or BANC or on the contemplated benefits of the mergers.
The BANC projections reviewed and relied upon by JPM were derived from a consensus of selected Wall Street research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025-2028, and the PACW projections reviewed and relied upon by JPM were prepared by PACW’s management. PACW does not publicly disclose internal management projections of the type provided to JPM in connection with JPM’s analysis of the mergers, and such projections were not prepared with a view toward public disclosure. The Synergies reviewed and relied upon by JPM were provided by BANC management and reflected BANC management’s go-forward operating plan for the pro forma company, including certain merger adjustments. The Financial Projections were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of BANC’s and PACW’s respective managements, including factors related to general economic and competitive conditions and prevailing interest rates. Accordingly, actual results could vary significantly from those set forth in such projections. For more information and certain other important disclosures, limitations and qualifications regarding the use of projections and other forward-looking statements, please refer to the section entitled “Certain Unaudited Prospective Financial Information” of this joint proxy statement/prospectus.
JPM’s opinion was necessarily based on economic, market and other conditions as in effect on, and the information made available to JPM as of, the date of such opinion. JPM’s opinion noted that subsequent developments may affect JPM’s opinion and that JPM does not have any obligation to update, revise, or reaffirm such opinion. Furthermore, JPM expressed no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the mergers, or any class of such persons relative to the exchange ratio in the first merger or with respect to the fairness of any such compensation. JPM expressed no opinion as to the price at which the PACW common stock or BANC common stock will trade at any future time.
The terms of the merger agreement, including the exchange ratio, were determined through arm’s length negotiations between BANC and PACW, and the decision to enter into the merger agreement was solely that of the BANC board of directors and the PACW board of directors. JPM’s opinion and financial analyses were only one of the many factors considered by the BANC board of directors in its evaluation of the mergers and should not be viewed as determinative of the views of the BANC board of directors or management with respect to the mergers or the exchange ratio.
In accordance with customary investment banking practice, JPM employed generally accepted valuation methodology in rendering its written opinion to the BANC board of directors on July 25, 2023, and contained in the presentation delivered to the BANC board of directors on July 24, 2023 in connection with the rendering of such opinion and does not purport to be a complete description of the analyses or data presented by JPM. Some of the summaries of the financial analyses include information presented in tabular format. The tables are not intended to stand alone, and in order to more fully understand the financial analyses used by JPM, the tables must be read together with the full text of each summary. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of JPM’s analyses.
PACW Public Trading Multiples Analysis
Using publicly available information, JPM compared selected financial data of PACW with similar data for selected publicly traded companies engaged in businesses that JPM judged to be analogous to PACW (collectively, referred to in this section as the “PACW selected companies”). The companies selected by JPM were:
•	BankUnited, Inc.;
•	Bank OZK;
•	East West Bancorp, Inc.;
•	Texas Capital Bancshares Inc.; and
•	Western Alliance Bancorporation.
These companies were selected by JPM because of similarities to PACW in one or more of their business characteristics and, in certain cases, similarities to PACW based on certain operational characteristics and/or certain financial metrics. However, none of the PACW selected companies is identical or directly comparable to PACW, and certain of the companies may have characteristics that are materially different from those of PACW. Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the PACW selected companies compared to PACW and other factors that could affect the public trading value of the PACW selected companies and PACW.
In all instances, multiples were based on closing stock prices on July 21, 2023, which was the last practicable day prior to the delivery of the JPM opinion. For each of the following analyses performed by JPM, financial data for the PACW selected companies were based on the PACW selected companies’ public filings and information JPM obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the PACW selected companies were based on the most recent publicly available information.
With respect to the PACW selected companies, publicly available financial information as of March 31, 2023 was measured. With respect to PACW and the PACW selected companies, the information JPM presented included:
•	multiple of price to estimated earnings per share for the fiscal year 2024 (referred to in this section as “2024E P/E”); and
•
a regression analysis (referred to in this section as “P/TBV regression”) to review the relationship between (i) a multiple of price to tangible book value per share (referred to in this section as “P/TBV”) and (ii) the estimated 2024 return on average tangible common equity (referred to in this section as “2024E ROATCE”), in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence and FactSet Research Systems and/or the PACW projections.
Based on the results of this analysis and other factors which JPM considered appropriate based on its experience and judgment, JPM selected multiple reference ranges for PACW as follows:
Range
2024E P/E	5.8x – 15.8x
P/TBV Regression	0.93x – 1.00x
Based on the above analysis, JPM then applied a multiple reference range of 5.8x to 15.8x for 2024E P/E to PACW’s estimated earnings per share for the fiscal year 2024 of $1.12 as set forth in the PACW projections.

JPM also applied a multiple reference range of 0.93x to 1.00x for the P/TBV regression, which it derived from the estimated range of PACW’s 2024E ROATCE of 5.8% to 7.8% as derived from the PACW projections to PACW’s tangible book value per share of $18.66, based on the most recent publicly available financial information as of March 31, 2023.
After applying these ranges to PACW’s estimated 2024 earnings per share and PACW’s tangible book value per share, JPM’s analysis indicated the following implied equity value per share ranges for the shares of PACW common stock, as compared to the closing price of PACW common stock of $9.71 on July 21, 2023.
Implied Equity Value Per Share
2024E P/E	$6.49 – $17.70
P/TBV Regression	$17.28 – $18.58
PACW Standalone Dividend Discount Analysis
JPM calculated a range of implied values for PACW common stock by discounting to present value estimates of PACW’s future dividend stream and terminal value. In performing its analysis, JPM utilized, among others, the following assumptions, which were reviewed and approved by BANC’s management:
•	the PACW projections;
•	a September 30, 2023 valuation date;
•	a terminal value based on 2028 estimated net income as set forth in the PACW projections and a NTM P/E multiple range of 8.0x to 10.0x;
•	a cost of equity range of 10.0% to 12.0%;
•	a marginal tax rate of 28.9%, as provided by BANC’s management;
•	a mid-year convention; and
•	a common equity tier 1 capital ratio target of 10.0%, as provided by BANC’s management.
Based on the PACW projections and using a range of discount rates from 10.0% to 12.0%, reflecting estimates of PACW’s cost of equity as described above, JPM discounted the estimated dividend streams from PACW for the period of the fourth quarter of 2023 and calendar years 2024 through 2027 and the range of terminal values as of December 31, 2027 to derive present values, as of September 30, 2023, of PACW.
These calculations resulted in a range of implied values of $10.75 to $13.68 per share of PACW common stock, as compared to the closing price of PACW common stock of $9.71 on July 21, 2023.
BANC Trading Multiples Analysis
Using publicly available information, JPM compared selected financial data of BANC with similar data for selected publicly traded companies engaged in businesses that JPM judged to be analogous to BANC (collectively, referred to in this section as the “BANC selected companies”). The companies selected by JPM were:
•	Bank of Marin Bancorp;
•	CVB Financial Corp.;
•	Five Star Bancorp;
•	Heritage Financial Corp;
•	Sierra Bancorp;
•	TriCo Bancshares; and
•	Westamerica Bancorporation.
These companies were selected by JPM because of similarities to BANC in one or more of their business characteristics and, in certain cases, similarities to BANC based on certain operational characteristics and/or certain financial metrics. However, none of the BANC selected companies is identical or directly comparable to BANC, and certain of the companies may have characteristics that are materially different from those of BANC.

Accordingly, a complete analysis of the results of the following calculations cannot be limited to a quantitative review of such results and involves complex considerations and judgments concerning the differences in the financial and operating characteristics of the BANC selected companies compared to BANC and other factors that could affect the public trading value of the BANC selected companies and BANC.
In all instances, multiples were based on closing stock prices on July 21, 2023, which was the last practicable day prior to the delivery of the JPM opinion. For each of the following analyses performed by JPM, financial data for the BANC selected companies were based on the BANC selected companies’ public filings and information JPM obtained from S&P Global Market Intelligence and FactSet Research Systems. The multiples and ratios for each of the BANC selected companies were based on the most recent publicly available information.
With respect to the BANC selected companies, publicly available financial information as of March 31, 2023 was measured. With respect to BANC and the BANC selected companies, the information JPM presented included 2024 P/E and a P/TBV regression, in each case, based on reported metrics and available estimates obtained from public filings, S&P Global Market Intelligence, FactSet Research Systems and/or the BANC projections.
Based on the results of this analysis and other factors which JPM considered appropriate based on its experience and judgment, JPM selected multiple reference ranges for BANC as follows:
Range
2024E P/E	8.2x – 11.4x
P/TBV Regression	0.72x – 0.97x
Based on the above analysis, JPM then applied a multiple reference range of 8.2x to 11.4x for 2024E P/E to BANC’s estimated earnings per share for the fiscal year 2024 of $1.42 as set forth in the BANC projections. JPM also applied a multiple reference range of 0.72x to 0.97x for the P/TBV regression, which it derived from the estimated range of BANC’s 2024E ROATCE of 8.0% to 10.0% as derived from the BANC projections to BANC’s tangible book value per share of $14.26, based on the most recent publicly available financial information as of March 31, 2023.
Applying these ranges to BANC’s estimated 2024E earnings per share and BANC’s tangible book value per share, JPM’s analysis indicated the following implied equity value per share ranges for the shares of BANC common stock, as compared to the closing price of BANC common stock of $12.79 on July 21, 2023.
Implied Equity Value Per Share
2024E P/E	$11.58 – $16.17
P/TBV Regression	$10.23 – $13.86
BANC Standalone Dividend Discount Analysis
JPM calculated a range of implied values for BANC common stock by discounting to present value estimates of BANC’s future dividend stream and terminal value. In performing its analysis, JPM utilized, among others, the following assumptions, which were reviewed and approved by BANC’s management:
•	the BANC projections;
•	a September 30, 2023 valuation date;
•	a terminal value based on 2028 estimated net income as set forth in the BANC projections and a NTM P/E multiple range of 10.0x to 12.0x;
•	a cost of equity range of 7.5% to 9.5%;
•	a marginal tax rate of 28.9%, as provided by BANC’s management;
•	a mid-year convention; and
•	a common equity tier 1 capital ratio target of 10.0%, as provided by BANC’s management.

Based on the BANC projections and using a range of discount rates from 7.5% to 9.5%, reflecting estimates of BANC’s cost of equity as described above, JPM discounted the estimated dividend streams from BANC for the period of the fourth quarter of 2023 and calendar years 2024 through 2027 and the range of terminal values as of December 31, 2027 to derive present values, as of September 30, 2023, of BANC.
These calculations resulted in a range of implied values of $16.38 to $19.32 per share of BANC common stock, as compared to the closing price of BANC common stock of $12.79 on July 21, 2023.
Relative Valuation Analysis
Based upon the implied valuations for each of PACW and BANC as derived above under “PACW Public Trading Multiples Analysis,” “—PACW Standalone Dividend Discount Analysis,” “—BANC Public Trading Multiples Analysis” and “—BANC Standalone Dividend Discount Analysis,” JPM calculated a range of implied exchange ratios of a share of PACW common stock to a share of BANC common stock, and then compared that range of implied exchange ratios to the exchange ratio.
For each of the analyses referred to above, JPM calculated the ratio implied by dividing the low end of each range of implied equity values of PACW by the high end of each range of implied equity values of BANC. JPM also calculated the ratio implied by dividing the high end of each range of implied equity values of PACW by the low end of each range of implied equity values of BANC. In each case, the implied exchange ratios were compared to the exchange ratio. This analysis indicated the following implied exchange ratios:
Comparison of Public Trading Multiples Analysis	Range of Implied Exchange Ratios
2024 P/E	0.4014x – 1.5291x
P/TBV Regression	1.2466x – 1.8165x
Dividend Discount Analysis	0.5565x – 0.8350x
JPM compared these ranges of implied exchange ratios to the exchange ratio of 0.6569x.
Value Creation Analysis
At BANC management’s direction and based on the Financial Projections and the Synergies, PACW and BANC public filings, S&P Global Market Intelligence and FactSet, JPM prepared a value creation analysis that compared the equity value of BANC (based on the standalone dividend discount analysis) to the BANC stockholders’ portion of the pro forma combined company equity value, taking into consideration the pro forma ownership of the Warburg Investors and the Centerbridge Investor (including the impact of the warrants on a net settlement basis). JPM determined the pro forma combined company equity value by calculating the sum of (i) the equity value of BANC using the midpoint value determined in JPM’s dividend discount analysis described above in “BANC Standalone Dividend Discount Analysis” (referred to in this section as the “BANC standalone value”), (ii) the equity value of PACW derived using the midpoint value determined in JPM’s dividend discount analysis described above in “PACW Standalone Dividend Discount Analysis” and (iii) the net present value of the Synergies according to BANC management’s forward operating plan. The value creation analysis, at the exchange ratio, yielded accretion to the holders of BANC common stock of 35.0% as compared to the BANC standalone value. There can be no assurance that the Synergies will not be substantially greater or less than the estimates described above.
Certain Other Information
JPM also reviewed and presented other information, solely for informational purposes, including:
•	historical range of trading prices of PACW common stock for the 52-week period ending July 21, 2023, with trading prices ranging from $3.17 to $30.30;
•	analyst share price targets for PACW common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $8.00 to $16.00;
•	historical range of trading prices of BANC common stock for the 52-week period ending July 21, 2023, with trading prices ranging from $9.99 to $18.30; and
•	analyst share price targets for BANC common stock in recently published, publicly available research analysts’ reports, with share price targets ranging from $14.00 to $17.50.

Miscellaneous
The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by JPM. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. JPM believes that the foregoing summary and its analyses must be considered as a whole and that selecting portions of the foregoing summary and these analyses, without considering all of its analyses as a whole, could create an incomplete view of the processes underlying the analyses and its opinion. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above were merely utilized to create points of reference for analytical purposes and should not be taken to be the view of JPM with respect to the actual value of BANC or PACW. The order of analyses described does not represent the relative importance or weight given to those analyses by JPM. In arriving at its opinion, JPM did not attribute any particular weight to any analyses or factors considered by it and did not form an opinion as to whether any individual analysis or factor (positive or negative), considered in isolation, supported or failed to support its opinion. Rather, JPM considered the totality of the factors and analyses performed in determining its opinion.
Analyses based upon forecasts of future results are inherently uncertain, as they are subject to numerous factors or events beyond the control of the parties and their advisors. Accordingly, forecasts and analyses used or made by JPM are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by those analyses. Moreover, JPM’s analyses are not and do not purport to be appraisals or otherwise reflective of the prices at which businesses actually could be acquired or sold. None of the selected companies reviewed as described in the above summary is identical to BANC or PACW. However, the companies selected were chosen because they are publicly traded companies with operations and businesses that, for purposes of JPM’s analysis, may be considered similar to those of BANC or PACW.
As a part of its investment banking business, JPM and its affiliates are continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, investments for passive and control purposes, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements, and valuations for corporate and other purposes. JPM was selected to advise BANC with respect to the mergers on the basis of, among other things, such experience and its qualifications and reputation in connection with such matters and its familiarity with BANC, PACW and the industries in which they operate.
For services rendered in connection with the mergers, BANC has agreed to pay JPM a fee of $12,000,000, $2,000,000 of which became payable upon the delivery of JPM’s opinion and the remainder of which will become payable only upon consummation of the mergers. In addition, BANC has agreed to reimburse JPM for its costs and expenses incurred in connection with its services, including the fees and disbursements of counsel, and will indemnify JPM against certain liabilities arising out of JPM’s engagement.
During the two years preceding the date of JPM’s opinion, neither JPM nor its affiliates have had material financial advisory or other material commercial or investment banking relationships with BANC or PACW. In addition, as part of the balance sheet repositioning transactions planned in connection with the mergers, affiliates of JPM are acting as counterparties to BANC in connection with (i) the purchase of a residential mortgage portfolio which is conditioned upon completion of the mergers and (ii) certain interest rate hedging transactions for which JPM has received customary fees. The total value of those transactions to JPM will depend on market conditions at the time the mergers are completed and certain future events and therefore cannot be calculated at this time. During the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with the Warburg Investors and their affiliates, for which JPM and such affiliates have received customary compensation. Such services during such period have included acting as sole financial advisor on the acquisition by Warburg Pincus LLC of Exeter Finance LLC in November 2021, as joint lead bookrunner on a bond offering in October 2022 and as lead arranger and bookrunner on a credit facility in November 2022. During the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with portfolio companies of Warburg Pincus LLC, for which JPM and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting, debt underwriting and financial advisory services to portfolio companies of Warburg Pincus LLC. In addition, during the two years preceding the date of JPM’s opinion, JPM and its affiliates have had commercial or investment banking relationships with certain portfolio companies of Centerbridge Partners, L.P., for which JPM and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting and debt underwriting to Centerbridge portfolio companies. JPM’s commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Warburg Pincus LLC and its portfolio companies and Centerbridge Partners, L.P. and its portfolio companies for which it receives customary compensation or other financial benefits. In addition, JPM and its affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of BANC and PACW. In the ordinary course of their businesses, JPM and its affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of BANC or PACW for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities or other financial instruments.
Opinion of PACW’s Financial Advisor
PACW retained PSC to act as financial advisor to the PACW board of directors in connection with PACW’s consideration of a possible business combination with BANC. PACW selected PSC to act as its financial advisor because PSC is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, PSC is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.
PSC acted as financial advisor to the PACW board of directors in connection with the mergers and participated in certain of the negotiations leading to the execution of the merger agreement. At the July 25, 2023 meeting at which the PACW board of directors considered the mergers and the merger agreement, PSC delivered to the PACW board of directors its oral opinion, which was subsequently confirmed in writing on July 25, 2023, to the effect that, as of such date, the exchange ratio in the first merger was fair to the holders of PACW’s common stock from a financial point of view. The full text of PSC’s opinion is attached as Annex P to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by PSC in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the full text of the opinion. Holders of PACW common stock are urged to read the entire opinion carefully in connection with their consideration of the proposed first merger.
PSC’s opinion was directed to the PACW board of directors in connection with its consideration of the mergers and the merger agreement and does not constitute a recommendation to any PACW stockholder as to how any such stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the first merger and the merger agreement. PSC’s opinion was directed only to the fairness, from a financial point of view, of the exchange ratio to the holders of PACW common stock and did not address the underlying business decision of PACW to engage in the mergers, the form or structure of the mergers or any other transactions contemplated in the merger agreement, the relative merits of the mergers as compared to any other alternative transactions or business strategies that might exist for PACW or the effect of any other transaction in which PACW might engage. PSC also did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the first merger by any officer, director or employee of, or any class of such persons, if any, relative to the compensation to be received in the first merger by any other stockholder. PSC’s opinion was approved by PSC’s fairness opinion committee.
In connection with its opinion, PSC reviewed and considered, among other things:
•	an execution version of the merger agreement;
•
certain publicly available financial statements and other historical financial information of PACW that PSC deemed relevant as well as preliminary financial information for PACW for the quarter ended June 30, 2023, as provided by the senior management of PACW;

•
certain publicly available financial statements and other historical financial information of BANC that PSC deemed relevant as well as preliminary financial information for BANC for the quarter ended June 30, 2023, as provided by the senior management of BANC;

•	internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW;
•	publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives;
•	the relative contributions of assets, liabilities, equity and earnings of PACW and BANC to the combined company;
•
the pro forma financial impact of the mergers on BANC based on certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of BANC common stock by BANC concurrent with the merger closing, as provided by the senior management of BANC and its representatives;

•
the publicly reported historical price and trading activity for PACW common stock and BANC common stock, including a comparison of certain stock trading information for PACW common stock and BANC common stock and certain stock indices, as well as publicly available information for certain other companies, the securities of which are publicly traded;

•	a comparison of certain financial and market information for PACW and BANC with similar financial institutions for which information is publicly available;
•	the financial and non-financial terms of certain recent merger of equal transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available;
•	the current market environment generally and the banking environment in particular; and
•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as PSC considered relevant.
PSC also discussed with certain members of the senior management of PACW and its representatives the business, financial condition, results of operations and prospects of PACW and held similar discussions with certain members of the management of BANC and its representatives regarding the business, financial condition, results of operations and prospects of BANC.
In performing its review, PSC relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by PSC from public sources, that was provided to PSC by PACW or BANC or their respective representatives, or that was otherwise reviewed by PSC, and PSC assumed such accuracy and completeness for purposes of rendering its opinion without any independent verification or investigation. PSC relied on the assurances of the respective managements of PACW and BANC that they were not aware of any facts or circumstances that would have made any of such information inaccurate or misleading. PSC was not asked to and did not undertake an independent verification of any of such information and PSC did not assume any responsibility or liability for the accuracy or completeness thereof. PSC did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PACW or BANC, nor was PSC furnished with any such evaluations or appraisals. PSC rendered no opinion or evaluation on the collectability of any assets or the future performance of any loans of PACW or BANC, nor any of their respective subsidiaries. PSC did not make an independent evaluation of the adequacy of the allowance for loan losses of PACW or BANC, any of their respective subsidiaries or the combined company after the mergers, and PSC did not review any individual credit files relating to PACW or BANC or any of their respective subsidiaries. PSC assumed, with PACW’s consent, that the respective allowances for loan losses for both PACW and BANC were adequate to cover such losses and would be adequate on a pro forma basis for the combined company.
In preparing its analyses, PSC used internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW. In addition, PSC used publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. PSC also received and used in its pro forma analyses certain assumptions relating to operating profile as provided by the senior management of BANC and its representatives, including with respect to transaction expenses, cost savings, purchase accounting adjustments, certain assumptions for CECL accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the merger closing to the Warburg Investors and the Centerbridge Investor in the investments. With respect to the foregoing information, the respective senior managements of PACW and BANC confirmed to PSC that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgments of those respective managements as to the future financial performance of PACW and BANC, respectively, and PSC assumed that the financial results reflected in such information would be achieved. PSC expressed no opinion as to such projections, estimates or judgements, or the assumptions on which they were based. PSC also assumed that there had been no material change in the respective assets, financial condition, results of operations, business or prospects of PACW or BANC since the date of the most recent financial statements made available to PSC. PSC assumed in all respects material to its analyses that PACW and BANC would remain as going concerns for all periods relevant to its analyses.
PSC also assumed, with PACW’s consent, that (i) each of the parties to the merger agreement would comply in all material respects with all material terms and conditions of the merger agreement and all related agreements, that all of the representations and warranties contained in such agreements were true and correct in all material respects, that each of the parties to such agreements would perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements were not and would not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the mergers, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on PACW, BANC, the mergers or any related transactions, and (iii) the mergers and any related transactions would be consummated in accordance with the terms of the merger agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. PSC expressed no opinion as to any legal, accounting or tax matters relating to the mergers and the other transactions contemplated by the merger agreement.
PSC’s opinion was necessarily based on financial, economic, regulatory, market and other conditions as in effect on, and the information made available to PSC as of, the date thereof. Events occurring after the date thereof could materially affect PSC’s opinion. PSC has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date thereof. PSC expressed no opinion as to the trading value of PACW common stock or BANC common stock at any time or what the value of BANC common stock will be once the shares are actually received by the holders of PACW common stock.
In rendering its opinion, PSC performed a variety of financial analyses. The summary below is not a complete description of all the analyses underlying PSC’s opinion or the presentation made by PSC to the PACW board of directors, but is a summary of the material analyses performed and presented by PSC. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. PSC believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in PSC’s comparative analyses described below is identical to PACW or BANC and no transaction is identical to the mergers. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or transaction values, as the case may be, of PACW and BANC and the companies to which they were compared. In arriving at its opinion, PSC did not attribute any particular weight to any analysis or factor that it considered. Rather, PSC made qualitative judgments as to the significance and relevance of each analysis and factor. PSC did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather, PSC made its determination as to the fairness of the exchange ratio to the holders of PACW common stock on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, PSC also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PACW, BANC, and PSC. The analyses performed by PSC are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. PSC prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the PACW board of directors at its July 25, 2023 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, PSC’s analyses do not necessarily reflect the value of PACW common stock or BANC common stock or the prices at which PACW or BANC common stock may be sold at any time. The analyses of PSC and its opinion were among a number of factors taken into consideration by the PACW board of directors in making its determination to approve the merger agreement and the analyses described below should not be viewed as determinative of the decision of the PACW board of directors with respect to the fairness of the exchange ratio.
Summary of Merger Consideration and Implied Transaction Metrics
PSC reviewed the financial terms of the first merger. Pursuant to the terms of the merger agreement, at the effective time each share of PACW common stock issued and outstanding immediately prior to the effective time, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive 0.6569 of a share of BANC common stock. PSC calculated an aggregate implied transaction value of approximately $1,014 million and an implied purchase price per share of $8.40 consisting of the implied value of 120,011,310 shares of PACW common stock and 656,049 performance stock units of PACW based on the closing price of BANC common stock on July 21, 2023. Based upon financial information for PACW as of or for the last twelve months (“LTM”) ended June 30, 2023, and the closing price of PACW’s common stock on July 21, 2023, PSC calculated the following implied transaction metrics:
Transaction Price Per Share / Tangible Book Value Per Share	50%
Transaction Price Per Share / Last Twelve Months Earnings Per Share	NM(3)
Transaction Price Per Share / 2023 Estimated Earnings Per Share(1)	NM(3)
Transaction Price per Share / 2023 Estimated Core Earnings Per Share(1)	10.5x
Transaction Price per Share / 2024 Estimated Earnings Per Share(1)	7.3x
Tangible Book Premium / Core Deposits (CDs > $250,000)(2)	(3.7%)
Premium to PACW Market Price as of July 21, 2023	(13.5%)
Premium to PACW 52-Week High as of July 21, 2023	(72.4%)
Premium to PACW 52-Week Low as of July 21, 2023	238.8%
(1)
Forecasts for the years ending December 31, 2023 and December 31, 2024, provided by PACW management; Core Earnings per Share excludes the impact of PACW’s goodwill impairment, sale of certain loan portfolios, select Civic charge-offs and reorganization costs, after-tax

(2)	Jumbo time deposits as of March 31, 2023 per PACW’s Call Report
(3)	“NM” stands for “Not Meaningful” denoting a negative earnings per share multiple

Contribution Analysis
PSC reviewed the relative contribution of PACW and BANC to the pro forma balance sheet and income of the combined company. This analysis excluded mark-to-market and other transaction-related adjustments. The results of this analysis are set forth in the following table, which also compares the results of this analysis with the implied pro forma ownership percentages of PACW and BANC stockholders in the combined company, with pricing data as of July 21, 2023:
$ value in millions	PACW		BANC
	$	%	$	%
Assets:
Net Loans	$22,039	76%	$7,075	24%
Total Assets	$38,337	80%	$9,370	20%
Liabilities:
Total Deposits	$27,897	80%	$6,871	20%
Total Deposits, Excluding Brokered Time Deposits	$22,470	79%	$5,797	21%
Shareholders’ Equity:
Total Common Equity	$2,035	68%	$957	32%
Tangible Common Equity	$2,008	71%	$836	29%
Adjusted Tangible Common Equity – Inclusive of Loan Fair Value(2)	$1,024	65%	$548	35%
Earnings:
Most Recent Quarter Core Net Income to Common(3)	$26	59%	$18	41%
2023 Estimated Core Net Income to Common(3),(4)	$95	56%	$74	44%
2024 Estimated Core Net Income to Common(4)	$136	63%	$79	37%
Market Valuation:
Market Capitalization	$1,165	61%	$734	39%
Proposed Pro Forma Ownership (%)		57%		43%
Proposed Pro Forma Ownership (%)(5)		47%		34%
(1)	Preliminary June 30, 2023 information provided by PACW and BANC; Excludes purchase accounting adjustments
(2)	Loan fair value marks per PACW and BANC 10-Qs filed May 11, 2023 and May 8, 2023, of $984.5M and $288.1M, pre-tax, respectively and assuming a 25% tax rate on loan fair values
(3)	Core net income excludes the impact of PACW’s goodwill impairment, sale of certain loan portfolios and reorganization costs, after-tax
(4)	Projections for the year ending December 31, 2023 and 2024, provided by PACW management and BANC publicly available mean analyst estimates
(5)
Reflects 19% pro forma ownership of the Warburg Investors and the Centerbridge Investor based on $400 million issuance of BANC common stock at a price per share of $12.30 for a total of 32,520,325 shares issued

Stock Trading History
PSC reviewed the publicly available historical reported trading prices of PACW common stock and BANC common stock for the one-year and three-year periods ended July 21, 2023. PSC then compared the relationship between the movements in the price of PACW common stock and BANC common stock, respectively, to movements in their respective peer groups (as described below) as well as certain stock indices.
PACW’s One-Year Stock Performance
	Beginning Value July 21, 2022	Ending Value July 21, 2023
PACW	100%	35.2%
PACW Peer Group	100%	90.3%
S&P 500 Index	100%	113.4%
NASDAQ Bank Index	100%	79.4%

PACW’s Three-Year Stock Performance
	Beginning Value July 21, 2020	Ending Value July 21, 2023
PACW	100%	51.1%
PACW Peer Group	100%	136.9%
S&P 500 Index	100%	139.3%
NASDAQ Bank Index	100%	123.0%
BANC’s One-Year Stock Performance
	Beginning Value July 21, 2022	Ending Value July 21, 2023
BANC	100%	71.1%
BANC Peer Group	100%	74.6%
S&P 500 Index	100%	113.4%
NASDAQ Bank Index	100%	79.4%
BANC’s Three-Year Stock Performance
	Beginning Value July 21, 2020	Ending Value July 21, 2023
BANC	100%	123.6%
BANC Peer Group	100%	121.0%
S&P 500 Index	100%	139.3%
NASDAQ Bank Index	100%	123.0%
Comparable Company Analyses
PSC used publicly available information to compare selected financial information for PACW with a group of financial institutions selected by PSC. The PACW peer group included major exchange (NASDAQCS, NASDAQGM, NASDAQGS, NYSE and NYSEAM) traded United States banks and thrifts with total assets between $30 billion and $50 billion, as of the most recently reported quarter, but excluded targets of announced merger transactions (the “PACW Peer Group”). The PACW Peer Group consisted of the following companies:
Associated Banc-Corp	Hancock Whitney Corporation
Bank OZK	Old National Bancorp
BankUnited, Inc.	Pinnacle Financial Partners, Inc.
BOK Financial Corporation	Prosperity Bancshares, Inc.
Commerce Bancshares, Inc.	SouthState Corporation
F.N.B. Corporation	UMB Financial Corporation
First Interstate BancSystem, Inc.	United Bankshares, Inc.
The analysis compared preliminary financial information for PACW for the quarter ended June 30, 2023, as provided by PACW senior management, unless otherwise indicated, with corresponding publicly available financial data for the PACW Peer Group as of or for the quarter ended March 31, 2023 (unless otherwise noted) with pricing data as of July 21, 2023. The table below sets forth the data for PACW and the median, mean, low and high data for the PACW Peer Group. Certain financial data prepared by PSC, as referenced in the table presented below, may not correspond to the data presented in PACW’s historical financial statements, as a result of the different periods, assumptions and methods used by PSC to compute the financial data presented.

PACW Comparable Company Analysis
	PACW	PACW Peer Group Median	PACW Peer Group Mean	PACW Peer Group Low	PACW Peer Group High
Total Assets ($mm)	38,337	39,218	39,172	30,182	47,843
Loans / Deposits (%)	79.8	83.5	83.0	65.5	98.4
Loan Loss Reserve / Gross Loans (%)	0.96	1.12	1.11	0.64	1.46
Non-Performing Assets / Total Assets (%)(1), (2)	0.21	0.24	0.23	0.02	0.51
Tangible Common Equity / Tangible Assets (%)	5.24	7.50	7.99	6.28	12.66
Tier 1 Leverage Ratio (%)	7.76	9.28	9.56	7.40	15.39
Total RBC Ratio (%)	17.61	12.96	13.42	11.96	16.41
CRE / Total RBC Ratio (%)[2]	298.2	213.8	204.4	99.9	315.8
MRQ Return on Average Assets (%)	(1.83)	1.29	1.28	0.57	2.32
MRQ Return on Average Equity (%)	(29.04)	11.08	11.38	7.16	19.15
MRQ Net Interest Margin (%)	1.81	3.30	3.37	2.62	5.31
MRQ Efficiency Ratio (%)	NM	52.9	52.0	32.7	61.2
MRQ Cost of Deposits (%)	2.61	1.28	1.37	0.62	2.52
Price / Tangible Book Value (%)	58	143	148	82	260
Price / LTM Earnings Per Share (x)(3)	NM	8.4	9.1	7.1	13.2
Price / 2023E Earnings Per Share (x)(4)	8.9	9.2	9.6	7.2	13.8
Price / 2024E Earnings Per Share (x)(4)	9.7	9.5	10.0	7.8	14.6
Current Dividend Yield (%)	0.4	3.5	3.4	1.3	7.1
Market Value ($mm)	1,165	4,531	4,409	1,961	6,557
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data for PACW as of March 31, 2023
(3)	“NM” stands for “Not Meaningful” denoting a Price / LTM Earnings Per Share multiple less than 3.0x
(4)	PACW based off consensus estimates; Based off PACW management projections Price / 2024E Earnings per share multiple is 8.4x
Note: Financial data for Associated Banc-Corp, Bank OZK, Commerce Bancshares, Inc., F.N.B. Corporation, Hancock Whitney Corporation and Pinnacle Financial Partners, Inc. as of or for the period ending June 30, 2023
PSC used publicly available information to perform a similar analysis for BANC by comparing selected financial information for BANC with a group of financial institutions selected by PSC. The BANC peer group included major exchange (NASDAQCM, NASDAQGM, NASDAQGS, NYSE and NYSEAM) traded banks and thrifts headquarters in the West or Southwest regions of the United States, as defined by S&P Global Market Intelligence, with total assets between $7 billion and $15 billion, as of the most recently reported quarter, but excluded targets of announced merger transactions (the “BANC Peer Group”). The BANC Peer Group consisted of the following companies:
BancFirst Corporation	LendingClub Corporation
Central Pacific Financial Corp.	National Bank Holdings Corp.
First Financial Bankshares, Inc.	Origin Bancorp, Inc.
First Foundation Inc.	Southside Bancshares, Inc.
Hanmi Financial Corporation	Stellar Bancorp, Inc.
Heritage Financial Corporation	TriCo Bancshares
HomeStreet, Inc.	Veritex Holdings, Inc.
The analysis compared preliminary financial information for BANC for the quarter ending June 30, 2023, as provided by the senior management of BANC, unless otherwise indicated, with corresponding publicly available data for the BANC Peer Group as of or for the quarter ended March 31, 2023 (unless otherwise noted) with pricing data as of July 21, 2023. The table below sets forth the data for BANC and the median, mean, low and high data for the BANC Peer Group. Certain financial data prepared by PSC, as referenced in the table presented below, may not correspond to the data presented in BANC’s historical financial statements, as a result of the different periods, assumptions and methods used by PSC to compute the financial data presented.

BANC Comparable Company Analysis
	Banc of California	Banc of California Peer Group Median	Banc of California Peer Group Mean	Banc of California Peer Group Low	Banc of California Peer Group High
Total Assets ($mm)	9,370	9,865	10,016	7,115	13,616
Loans / Deposits (%)	104.1	88.6	86.7	62.7	107.1
Loan Loss Reserve / Gross Loans (%)	1.13	1.21	1.41	0.29	5.52
Non-Performing Assets / Total Assets (%)(1), (2)	0.61	0.28	0.27	0.04	0.47
Tangible Common Equity / Tangible Assets (%)	9.04	8.24	8.12	5.33	11.77
Tier 1 Leverage Ratio (%)	9.54	9.79	9.62	6.92	12.77
Total RBC Ratio (%)	14.26	14.20	14.37	11.16	19.62
CRE / Total RBC Ratio (%)[2]	280.5	251.6	272.5	22.9	622.4
MRQ Return on Average Assets (%)	0.74	1.23	1.10	0.21	1.85
MRQ Return on Average Equity (%)	7.17	10.90	10.41	2.99	16.54
MRQ Net Interest Margin (%)	3.11	3.46	3.69	1.84	7.50
MRQ Efficiency Ratio (%)	65.6	53.2	57.8	43.1	85.4
MRQ Cost of Deposits (%)	1.66	1.48	1.46	0.25	3.22
Price / Tangible Book Value (%)	88	114	144	30	413
Price / LTM Earnings Per Share (x)	9.1	8.0	8.9	3.0	19.7
Price / 2023E Earnings Per Share (x)	9.8	10.1	13.6	6.4	46.5
Price / 2024E Earnings Per Share (x)	9.0	9.6	11.0	4.8	20.7
Current Dividend Yield (%)	3.1	3.1	3.3	0.0	5.9
Market Value ($mm)	734	1,026	1,248	157	4,319
(1)	Nonperforming assets defined as nonaccrual loans and leases, renegotiated loans and leases, and real estate owned
(2)	Financial data for BANC as of March 31, 2023
Note: Financial data for BancFirst Corporation, First Financial Bankshares, Inc., Heritage Financial Corporation and National Bank Holdings Corp. as of or for the period ending June 30, 2023
Analysis of Precedent Transactions
PSC reviewed the financial and non-financial terms of certain recent merger of equal transactions (on a nationwide basis), to the extent publicly available. The group includes whole bank transactions with publicly-traded buyer and publicly-traded target in which target assets were greater than 35% of pro forma assets, announced from January 1, 2019 to July 21, 2023 with a transaction value greater than $500 million (the “Nationwide Precedent Transactions”).
The Nationwide Precedent Transactions group was composed of the following transactions:
Larger Entity	Smaller Entity
Provident Financial Services, Inc.	Lakeland Bancorp, Inc.
Allegiance Bancshares, Inc.	CBTX, Inc.
Umpqua Holdings Corporation	Columbia Banking System, Inc.
First Interstate BancSystem, Inc.	Great Western Bancorp, Inc.
Old National Bancorp	First Midwest Bancorp, Inc.
Webster Financial Corporation	Sterling Bancorp
BancorpSouth Bank	Cadence Bancorporation
First Citizens Bancshares, Inc.	CIT Group Inc.
Pacific Premier Bancorp, Inc.	Opus Bank
CenterState Bank Corporation	South State Corporation
FB Financial Corporation	Franklin Financial Network, Inc.
First Horizon National Corporation	IBERIABANK Corporation
BB&T Corporation	SunTrust Banks, Inc.
TCF Financial Corporation	Chemical Financial Corporation

Using the latest publicly available information prior to the announcement of the relevant transaction, PSC reviewed the following financial metrics: the pro forma company name, the pro forma headquarters location, the pro forma chairman, the pro forma chief executive officer, the pro forma contribution to ownership, the pro forma contribution to the board of directors, and the pro forma contribution to market capitalization. PSC compared the indicated financial transaction metrics for the transaction to the median, low and high metrics of the Nationwide Precedent Transactions group.
		Nationwide Precedent Transactions
	PACW	High	Median	Low
Larger Company Contribution to Ownership (%)	47%(1)	69%	57%	50%
Larger Company Contribution to the Board (%)	25%(2)	82%	53%	50%
Larger Company Contribution to Market Cap (%)	61%	71%	56%	52%
(1)
Based on $400 million issuance of BANC common stock at a price per share of $12.30 for a total of 32,520,325 shares issued; Excluding the new investors, ownership in the combined company is approximately 57% PACW and 43% BANC

(2)	Excluding the new investors, board representation in the combined company is approximately 27% PACW and 73% BANC
In addition to the items presented in the table above, PSC also considered a selection of non-financial attributes often reviewed in connection with merger of equals transactions. PSC reviewed items such as location of the pro forma corporate headquarters, composition of the board of directors and management teams, as well as relative pro forma ownership and market capitalization. PSC compared the respective non-financial attributes for the first merger to those for the Nationwide Precedent Transactions.
Net Present Value Analyses
PSC performed an analysis that estimated the net present value of a share of PACW common stock assuming PACW performed in accordance with internal financial projections for PACW for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PACW. To approximate the terminal value of a share of PACW common stock at December 31, 2025, PSC applied price to 2025 earnings multiples ranging from 6.0x to 10.0x and multiples of December 31, 2025 tangible book value ranging from 50% to 130%. The terminal values were then discounted to present values using different discount rates ranging from 15.00% to 20.00%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PACW common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of PACW common stock of $5.86 to $10.80 when applying multiples of earnings and $6.20 to $17.79 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	6.0x	7.0x	8.0x	9.0x	10.0x
15.00%	$6.51	$7.59	$8.66	$9.73	$10.80
16.25%	$6.34	$7.38	$8.43	$9.47	$10.52
17.50%	$6.17	$7.19	$8.21	$9.22	$10.24
18.75%	$6.01	$7.00	$7.99	$8.98	$9.97
20.00%	$5.86	$6.82	$7.79	$8.75	$9.72
Tangible Book Value Per Share Multiples
Discount Rate	50%	70%	90%	110%	130%
15.00%	$6.89	$9.61	$12.34	$15.06	$17.79
16.25%	$6.71	$9.36	$12.01	$14.66	$17.31
17.50%	$6.53	$9.11	$11.69	$14.28	$16.86
18.75%	$6.36	$8.88	$11.39	$13.90	$16.42
20.00%	$6.20	$8.65	$11.10	$13.55	$15.99

PSC also considered and discussed with the PACW board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis, assuming PACW’s earnings varied from 20.0% above projections to 20.0% below projections. This analysis resulted in the following range of per share values for PACW’s common stock, applying the price to 2025 earnings multiples range of 6.0x to 10.0x referred to above and a discount rate of 16.43%.
Earnings Per Share Multiples
Annual Estimate Variance	6.0x	7.0x	8.0x	9.0x	10.0x
(20.0%)	$5.07	$5.90	$6.73	$7.56	$8.40
(10.0%)	$5.69	$6.63	$7.56	$8.50	$9.44
0.0%	$6.32	$7.36	$8.40	$9.44	$10.48
10.0%	$6.94	$8.08	$9.23	$10.37	$11.52
20.0%	$7.56	$8.81	$10.06	$11.31	$12.56
PSC also performed an analysis that estimated the net present value per share of BANC common stock, assuming BANC performed in accordance with publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. To approximate the terminal value of a share of BANC common stock at December 31, 2025, PSC applied price to 2025 earnings multiples ranging from 7.0x to 11.0x and multiples of December 31, 2025 tangible book value ranging from 90% to 150%. The terminal values were then discounted to present values using different discount rates ranging from 8.0% to 12.0%, which were chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of BANC common stock. As illustrated in the following tables, the analysis indicated an imputed range of values per share of BANC common stock of $8.70 to $14.42 when applying multiples of earnings and $12.44 to $22.07 when applying multiples of tangible book value.
Earnings Per Share Multiples
Discount Rate	7.0x	8.0x	9.0x	10.0x	11.0x
8.0%	$9.50	$10.73	$11.96	$13.19	$14.42
9.0%	$9.29	$10.49	$11.69	$12.89	$14.10
10.0%	$9.09	$10.26	$11.43	$12.61	$13.78
11.0%	$8.89	$10.04	$11.19	$12.33	$13.48
12.0%	$8.70	$9.82	$10.94	$12.07	$13.19
Tangible Book Value Per Share Multiples
Discount Rate	90%	105%	120%	135%	150%
8.0%	$13.59	$15.71	$17.83	$19.95	$22.07
9.0%	$13.29	$15.36	$17.43	$19.50	$21.58
10.0%	$13.00	$15.02	$17.05	$19.07	$21.10
11.0%	$12.71	$14.69	$16.67	$18.65	$20.63
12.0%	$12.44	$14.37	$16.31	$18.24	$20.18
PSC also considered and discussed with the PACW board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to earnings. To illustrate this impact, PSC performed a similar analysis assuming BANC’s earnings varied from 20.0% above estimates to 20.0% below estimates. This analysis resulted in the following range of per share values for BANC common stock, applying the price to 2025 earnings multiples range of 7.0x to 11.0x referred to above and a discount rate of 9.91%.

Earnings Per Share Multiples
Annual Estimate Variance	7.0x	8.0x	9.0x	10.0x	11.0x
(20.0%)	$7.46	$8.40	$9.34	$10.28	$11.22
(10.0%)	$8.28	$9.34	$10.40	$11.46	$12.52
0.0%	$9.10	$10.28	$11.46	$12.63	$13.81
10.0%	$9.93	$11.22	$12.52	$13.81	$15.11
20.0%	$10.75	$12.16	$13.58	$14.99	$16.40
PSC noted that the net present value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.
Pro Forma Transaction Analysis
PSC analyzed certain potential pro forma effects of the mergers on BANC assuming the transaction closes on September 30, 2023. PSC utilized certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the closing of the mergers, as provided by the senior management of BANC and its representatives. The analysis indicated that the transaction could be accretive to BANC’s estimated earnings per share (excluding one-time transaction costs and expenses) in the years ending December 31, 2024 through December 31, 2025 and accretive to BANC’s estimated tangible book value per share at close and for the years ending December 31, 2024 and December 31, 2025.
In connection with this analysis, PSC considered and discussed with the PACW board of directors how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.
PSC’s Relationship
PSC is acting as PACW’s financial advisor in connection with the transaction and will receive a fee for such services in an amount equal to 1.0% of the aggregate purchase price (which includes capital securities (i.e., preferred stock, trust preferred securities and subordinated debt) to be assumed by the combined company or repaid in connection with the merger closing), a substantial portion of which fee is contingent upon the merger closing. At the time of announcement of the transaction, PSC’s fee expected to be paid at the merger closing was approximately $26 million. PSC also received a $2 million fee from PACW upon rendering its opinion. PACW has also agreed to indemnify PSC against certain claims and liabilities arising out of PSC’s engagement and to reimburse PSC for certain of its out-of-pocket expenses incurred in connection with PSC’s engagement.
In the two years preceding the date of PSC’s opinion, PSC provided certain other investment banking services to PACW. Specifically, PSC and its affiliates acted as (i) introducing broker to PACW in connection with the sale of certain assets, which transaction occurred in May 2023 and for which PSC received approximately $600,000 in compensation, (ii) underwriter in connection with PACW’s offer and sale of preferred stock, which transaction occurred in June 2022 and for which PSC received approximately $5.5 million in compensation, and (iii) financial advisor in connection with PACW Bank’s acquisition of Homeowners Association (HOA) Services Division, which transaction closed in October 2021 and for which PSC received approximately $6 million in compensation. In the two years preceding the date of PSC’s opinion PSC provided certain investment banking services to BANC. Specifically, PSC acted as financial advisor to BANC in connection with BANC’s acquisition of Pacific Mercantile Bancorp, which transaction closed in October 2021 and for which PSC received approximately $1.5 million in compensation. In the ordinary course of PSC’s business as a broker-dealer, PSC may purchase securities from and sell securities to PACW, BANC and their respective affiliates. PSC may also actively trade the equity and debt securities of PACW, BANC and their respective affiliates for PSC’s account and for the accounts of PSC’s customers.

Certain Unaudited Prospective Financial Information
BANC and PACW do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, revenues, earnings, financial condition or other results given, among other reasons, the inherent uncertainty of the underlying assumptions and estimates, other than, from time to time, estimated ranges of certain expected financial measures for the current year and certain future years in their respective regular earnings conference calls, investor conference presentations, press releases and other investor materials.
However, in connection with the mergers, BANC and PACW are including in this joint proxy statement/prospectus certain unaudited prospective financial information (which we refer to collectively as the “prospective financial information”), with respect to each of BANC and PACW on a standalone basis and without giving effect to the mergers or investments (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”). The prospective financial information of PACW through year end 2024 prepared by PACW senior management, which, with the guidance and assistance of BANC’s management, were extrapolated for the fiscal years ended 2025–2028, were provided to and used by JPM (BANC’s financial advisor) with approval for use by BANC’s management, for the purpose of performing financial analyses in connection with JPM’s opinion, and provided to the BANC board of directors in connection with its evaluation of the mergers and the merger agreement. The prospective financial information of BANC provided to and used by JPM, with the approval of BANC’s management, for the purpose of performing financial analyses in connection with JPM’s opinion, and provided to the BANC board of directors in connection with its evaluations of the mergers, was publicly available financial forecasts relating to the business and financial condition of BANC through year end 2024, derived from a consensus of selected Wall Street research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025–2028. See the sections entitled “The Transactions—Opinion of BANC’s Financial Advisor” and “The Transactions—Opinion of PACW’s Financial Advisor” for more information on JPM’s and PSC’s respective opinions. A summary of certain significant elements of this information is set forth below and is included in this joint proxy statement/prospectus solely for the purpose of providing BANC stockholders and PACW stockholders access to certain nonpublic information made available to BANC and PACW and their respective boards of directors and financial advisors.
The prospective financial information, to the extent prepared by PACW’s or BANC’s senior management, was prepared in good faith and on a reasonable basis based on the best information available to the preparers at the time of their preparation. However, there can be no assurance that the forecasts or projections will be realized, and actual results may vary materially from those shown in the prospective financial information. Neither BANC nor PACW endorses the prospective financial information as necessarily predictive of actual future results.
Furthermore, although presented with numerical specificity, the prospective financial information reflects numerous estimates and assumptions made by BANC’s and PACW’s senior management or selected Wall Street research analysts, as applicable, at the time such prospective financial information was prepared for or approved for use by the financial advisors. The prospective financial information represents, as applicable, selected Wall Street research analysts’ evaluation or, extrapolated therefrom, BANC’s senior management’s evaluation, of BANC’s expected future financial performance on a standalone basis and PACW’s senior management’s evaluation of PACW’s expected future financial performance on a standalone basis, without reference to the mergers or investments (except as expressly set forth under “—Certain Estimated Synergies Attributable to the Mergers”). In addition, since the prospective financial information covers multiple years, such information by its nature becomes subject to greater uncertainty with each successive year. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industries in which BANC and PACW operate and the risks and uncertainties described under the sections entitled “Risk Factors” beginning on page 34 of this joint proxy statement/prospectus and “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 31 of this joint proxy statement/prospectus and in the reports that BANC and PACW file with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of BANC and PACW and will be beyond the control of the combined company following the completion of the mergers. There can be no assurance that the underlying assumptions or projected results will be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the mergers are completed. Further, these assumptions do not include all potential actions that the senior management of BANC or PACW could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the prospective financial information below should not be regarded as an indication that BANC, PACW or their respective boards of directors or advisors considered, or now consider, this prospective financial information to be material information to any BANC stockholders or PACW stockholders, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information.
This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change. Except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers,” the prospective financial information does not take into account any circumstances or events occurring after the date it was prepared, including the transactions contemplated by the merger agreement or the investment agreements or the possible financial and other effects on BANC or PACW of the mergers or the investments, and does not attempt to predict or suggest actual future results of the combined company following the completion of the mergers and the investments or after giving effect to the mergers and investments, including the effect of negotiating or executing the merger agreement or investment agreements, the costs that may be incurred in connection with consummating the mergers or investments, the potential synergies that may be achieved by the combined company as a result of the mergers and investments (except as expressly set forth below under “—Certain Estimated Synergies Attributable to the Mergers”), the effect on BANC or PACW of any business or strategic decision or action that has been or will be taken as a result of the merger agreement or investment agreements having been executed, or the effect of any business or strategic decisions or actions which would likely have been taken if the merger agreement or investment agreements had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the mergers and investments. Further, the prospective financial information does not take into account the effect of any possible failure of the mergers and investments to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company will operate after the mergers and investments.
The accompanying prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information of BANC and PACW together is not intended to represent the results the combined company will achieve if the mergers and investments are completed and is not intended to represent forecasted financial information for the combined company if the mergers and investments are completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither BANC nor PACW nor any of their respective representatives has made or makes any representation or warranty to any person regarding the ultimate performance of BANC or PACW compared to the information contained in the prospective financial information or that the results reflected in the prospective financial information will be achieved. Neither BANC, PACW nor, after completion of the mergers, the combined company undertakes any obligation to update or otherwise revise the prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any BANC stockholder to vote in favor of the BANC issuance proposal, BANC incentive plan proposal or BANC exemption amendment proposal or any other proposal to be voted on at the BANC special meeting nor to induce any PACW stockholder to vote in favor of the PACW merger proposal, PACW compensation proposal or any other proposal to be voted on at the PACW special meeting.
The accompanying prospective financial information, to the extent prepared by BANC’s or PACW’s senior management, was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles.
Subject to the above, the prospective financial information included in this section has been provided by BANC’s senior management and PACW’s senior management as described in this section. Neither Ernst & Young LLP (BANC’s independent registered public accounting firm), KPMG LLP (PACW’s independent registered public accounting firm) nor any other independent registered public accounting firm, has audited, reviewed, examined, compiled or applied agreed-upon procedures with respect to the accompanying prospective financial information and, accordingly, each of Ernst & Young LLP and KPMG LLP does not express an opinion or any other form of assurance with respect thereto or its achievability and assumes no responsibility for the prospective financial information and disclaims any association with the prospective financial information. The reports by Ernst & Young LLP and KPMG LLP incorporated by reference in this joint proxy statement/prospectus relate solely to BANC’s and PACW’s respective previously issued financial statements and do not extend to the prospective financial information in this “—Certain Unaudited Prospective Financial Information” and should not be read to do so.
In light of the foregoing, and taking into account that the BANC special meeting and the PACW special meeting will be held several months after the prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, BANC stockholders and PACW stockholders are strongly cautioned not to place unwarranted reliance on such information, and BANC and PACW urge all BANC stockholders and PACW stockholders to review BANC’s and PACW’s respective most recent SEC filings for descriptions of BANC’s and PACW’s respective reported financial results and the financial statements of (a) BANC incorporated by reference in this joint proxy statement/prospectus or (b) PACW that are attached as annexes to this joint proxy statement/prospectus. See the section of this joint proxy statement/prospectus entitled “Where You Can Find More Information” for more information on BANC’s and PACW’s respective most recent SEC filings.
Certain “Street” Consensus Estimates for BANC
The following table presents publicly available financial forecasts relating to the business and financial condition of BANC through year end 2024, derived from a consensus of selected Wall Street research analysts that were identified by BANC’s management and, with the guidance and assistance of BANC’s management, extrapolated for the fiscal years ended 2025–2028, which we refer to collectively as the “BANC projections,” that were provided to and used by JPM at the direction of BANC’s management in the financial analyses performed in connection with JPM’s opinion, as described in the section entitled “The Transactions—Opinion of BANC’s Financial Advisor” beginning on page 82.
($ in millions, except per share)	2023 Estimated	2024 Estimated	2025 Estimated	2026 Estimated	2027 Estimated	2028 Estimated
Net Income (loss) to BANC stockholders(1)	$78	$82	$88	$92	$96	$99
Earnings (loss) per Share	$1.30	$1.42	$1.52	$1.60	$1.66	$1.71
Total Assets	$9,740	$9,740	$10,032	$10,333	$10,643	$10,962
(1)	Reflects net income available to holders of BANC common stock.
For purposes of extrapolating BANC’s financial results after 2024, BANC’s senior management provided JPM with, among other things, the below extrapolation assumptions:
•	Annual net income growth: 7.0% in 2025, 5.0% in 2026, 4.0% in 2027 and 3.0% in 2028.
•	Average diluted shares implied by consensus Earnings per Share for 2023 and 2024, held constant thereafter.
•	Dividend payout ratio: 29%.
•	Annual asset growth: 3.0% beginning in 2025 and thereafter.
•	RWA: 75% of assets.
The following table includes selected Wall Street research analysts’ consensus estimates as of, or for the years ending, as applicable, December 31, 2023 and 2024, which we refer to collectively as the BANC street estimates.

The BANC street estimates were used by PSC at the direction of BANC management and its representatives (which usage was confirmed by PACW management) in certain of the financial analyses performed in connection with PSC’s opinion, as described in the section entitled “The Transactions—Opinion of PACW’s Financial Advisor” beginning on page 90.
($ in millions, except per share)	H2 2023 Estimated(1)	2024 Estimated
Diluted Earnings per Share	$0.63	$1.39
Dividends per Share	$0.20	$0.40
Tangible Book Value per Share	$15.02	$16.02
(1)	Reflects consensus estimates for the remaining two quarters of 2023.
BANC management and its representatives also provided PSC with an estimated growth rate of 7% with respect to net income to BANC stockholders of 7% for the year ending 2025.
Certain Internal Management Projections for PACW
The following table includes certain estimates for PACW as of, or for the years ending, as applicable, December 31, 2023, 2024 and 2025, which we refer to collectively as the “PACW management estimates.” The PACW management estimates, among other estimates, were prepared and provided by PACW management and used by PSC at the direction of PACW management, and by JPM at the direction of BANC management, in certain of the financial analyses performed in connection with each such financial advisory firm’s opinion, as described in the sections entitled “The Transactions—Opinion of PACW’s Financial Advisor” and “The Transactions—Opinion of BANC’s Financial Advisor” beginning on page 90 and page 82, respectively.
($ in millions, except per share)	H2 2023 Estimated(2)	2024 Estimated	2025 Estimated
Net Income (loss) to PACW stockholders(1)	$(25)	$136	$191
Earnings (loss) per Share	$(0.21)	$1.15(3)	$1.52
Dividends per Share	$0.02	$0.04	$0.04
Tangible Book Value per Share	$16.54	$17.70	$19.32
(1)	Reflects net income (loss) available to holders of PACW common stock.
(2)	Reflects internal management projections for the remaining two quarters of 2023.
(3)
Reflects operating income per share. For the purposes of JPM’s financial analyses and its opinion, JPM used $1.12 for 2024 estimated earnings per share as set forth in the PACW management estimates, which reflects net income per share.

Certain Estimated Synergies Attributable to the Mergers
BANC’s management developed and provided to its boards of directors certain prospective financial information relating to the anticipated synergies to be realized by the combined company following the completion of the mergers and investments at closing. Such prospective financial information also was (i) provided by BANC to JPM and approved by BANC for JPM’s use and reliance, and (ii) provided by BANC and its representatives to PSC and confirmed by PACW for PSC’s use and reliance, in each case in connection with such financial advisors’ respective financial analyses and opinions as described in this joint proxy statement/prospectus under the sections entitled “—Opinion of BANC’s Financial Advisor” and “—Opinion of PACW’s Financial Advisor.”
For purposes of their analyses, JPM and PSC were directed by BANC’s management and PACW’s management, respectively, to assume the following:
•	An equity issuance of $400 million at a price of $12.30 at closing;
•	Pre-tax, one-time transaction costs of $280 million;
•	Approximately $130 million or approximately 15% pre-tax expense reduction of combined run-rate expense base;
•	Gross credit mark of 1.05x BANC’s allowance for credit losses at closing;

•	Post-tax, net fair value purchase accounting marks of $370 million negative to equity;
•	The repositioning of $7 billion of BANC and PACW assets at closing and the repayment of $13 billion of BANC and PACW wholesale borrowings by closing; and
•	Core deposit intangibles of 4.00% of BANC’s projected core deposits.
See above in this section for further information regarding the uncertainties underlying the synergy estimates as well as the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 31 and 34, respectively, for further information regarding the uncertainties and factors associated with realizing synergies in connection with the mergers.
Interests of Certain BANC Directors and Executive Officers in the Mergers
Certain of BANC’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of BANC stockholders generally. The BANC board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers and in recommending to BANC stockholders that they vote to approve the BANC issuance proposal, the BANC incentive plan proposal, the BANC exemption amendment proposal and the BANC adjournment proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 71 and “The Transactions—BANC’s Reasons for the Mergers; Recommendation of the BANC Board of Directors” beginning on page 77. Such interests are described in more detail below. For purposes of this disclosure, a “qualifying termination” refers to a termination of employment by BANC or its applicable subsidiary without “cause” or a resignation by the executive for “good reason” as such terms are defined in the respective BANC stock plan, BANC executive severance plan or the executive employment agreements, as applicable.
Treatment of BANC Equity Awards
The BANC equity awards held by BANC’s executive officers immediately prior to the effective time will generally be treated in the same manner as those BANC equity awards held by other employees generally. At the effective time, each BANC RSU award that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions. In addition, at the effective time, each outstanding BANC PSU award, other than BANC stock-price PSU awards, will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance. On August 25, 2023, the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder. The effective time will constitute a change in control under the BANC stock plans, and accordingly, each BANC RSU award held by the 11 non-employee members of the BANC board of directors that is outstanding immediately prior to the effective time will vest upon the effective time in accordance with its terms and will be settled within five business days after the effective time, and BANC RSU awards held by executive officers will be subject to “double-trigger” vesting upon a qualifying termination occurring within two years after a change in control. Two non-employee members of the BANC board of directors hold 13,068 stock options, which are fully vested as of August 15, 2023, and which upon a qualifying termination of the director's service occurring on or within two years following the effective time, will be exercisable for the remainder of their respective terms.
For an estimate of the amounts that would be realized by each of BANC’s named executive officers upon a qualifying termination at the effective time in respect of their unvested BANC equity awards that are outstanding on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers” beginning on page 107. The estimated aggregate amount that would be realized by the 11 non-employee members of the BANC board of directors in respect of their unvested BANC RSU awards if the mergers were to be completed on August 15, 2023 is $1,081,815, and the estimated aggregate amount that would be realized by the two BANC executive officers who are not named executive officers in respect of their unvested BANC equity awards if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,003,837. The amounts in this paragraph were determined using equity awards outstanding as of August 15, 2023 and a price per share of BANC common stock of $14.33 (the average closing market price over the first five business days following the first public announcement of the mergers on

July 25, 2023). These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by BANC’s directors and executive officers may materially differ from the amounts set forth above.
BANC Executive Change in Control Severance Plan
BANC maintains the BANC executive severance plan for the benefit of executive officers who are not party to employment agreements with BANC providing for severance benefits and that provides for payments in connection with a qualifying termination of employment occurring within one year following a change in control. The completion of the mergers will constitute a change in control under the BANC executive severance plan. Upon such a qualifying termination in connection with a change in control, BANC executive officers (other than Messrs. Wolff and Kauder whose potential change in control severance benefits are described below), would receive, subject to execution of a release of claims, respectively:
•
A lump sum cash amount equal to 1.0 times (1.5 times for Messrs. Dotan, Dyck and Sotoodeh) the sum of the executive officer’s (i) annual base salary and (ii) target annual bonus, payable within 60 days following the termination date; and

•
Continued payment of the monthly COBRA premium amount for 12 months (18 months for Messrs. Dotan, Dyck and Sotoodeh), net of the monthly health-care premium the executive was paying prior to the date of termination.

The BANC executive severance plan provides that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place the executive officer in a better after-tax position.
BANC Executive Employment Agreements
BANC is a party to employment agreements with Messrs. Wolff and Kauder, entered into on February 7, 2022 and July 5, 2023 respectively, that provide for payments in connection with a qualifying termination of employment occurring within two years following a change in control. The completion of the mergers will constitute a change in control under the executive employment agreements. Upon such a qualifying termination in connection with a change in control, Messrs. Wolff and Kauder would receive, subject to execution of a release of claims, respectively:
•
A lump sum cash amount equal to two times (three times for Mr. Wolff) the sum of the executive’s (i) annual base salary and (ii) target annual bonus (or if greater, the expected actual bonus for Mr. Wolff), payable on the first payroll date coincident with or next following the 60th day after the termination date;

•	Full vesting of any outstanding equity awards, with any performance-based equity awards vesting at the greater of target and actual performance levels; and
•	Continued payment of the monthly COBRA premium amount for 18 months, net of the monthly health-care premium the executive was paying prior to the date of termination.
The executive employment agreements provide that, if the compensation and benefits payable thereunder would be subject to Section 280G of the Code, such amounts would be reduced to the extent such reduction would place the executive officer in a better after-tax position.
For an estimate of the amounts that would be payable to each of BANC’s named executive officers under the BANC executive severance plan and executive employment agreements, as applicable, if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers” beginning on page 107. The estimated aggregate amount that would be payable to the two BANC executive officers who are not named executive officers if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,947,492 (excluding any equity award vesting, which is quantified in the section above entitled “—Treatment of BANC Equity Awards”). The amounts in this paragraph were determined using annual base salaries and COBRA premium costs as of August 15, 2023. These amounts do not attempt to forecast any changes to annual base salaries or COBRA premium costs that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by BANC’s executive officers may materially differ from the amounts set forth above.
BANC Executive Incentive Compensation Plan
BANC maintains the BANC Executive Incentive Compensation Plan (the “EIP”), which provides for annual incentives for the benefit of its executive officers. Upon a change in control (as defined in the BANC 2018 Omnibus Stock Incentive Plan or any successor plan), unless the Joint Compensation, Nominating and Corporate Governance Committee of the BANC board of directors determines otherwise in its discretion, annual incentives under the EIP for the period prior to the change in control will be pro-rated and achievement will be determined based on actual performance for the number of whole months elapsed during the performance period through the change in control (or at target performance if performance is not determinable) and such incentives will be paid at the time incentives are ordinarily paid under the EIP.
Other Actions
In connection with the mergers, BANC may make cash retention awards to certain BANC employees, consistent with the pro forma models prepared in connection with the transaction to promote retention and to incentivize efforts to consummate the mergers. Certain of BANC’s executive officers, including named executive officers, may be eligible to receive these retention benefits. As of the date of this joint proxy statement/prospectus, individual recipients, the terms of such awards and the award amounts, if any, have not yet been determined.
Quantification of Potential Payments and Benefits to BANC’s Named Executive Officers
This section sets forth the information required by Item 402(t) of the SEC’s Regulation S-K regarding certain compensation that will or may be paid or become payable to each of BANC’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:
•
The effective time (which will result in a change in control under the BANC stock plans, the BANC executive severance plan and the executive employment agreements described above) will occur on August 15, 2023 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure);

•	Each named executive officer will experience a qualifying termination as of the effective time;
•	Each named executive officer’s base salary and target short-term incentive opportunity will remain unchanged from those in place as of August 15, 2023;
•	Each named executive officer’s outstanding BANC equity awards are those that are outstanding as of August 15, 2023;
•
The price per share of BANC common stock at the effective time is $14.33 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023, as required by Item 402(t) of Regulation S-K);

•	For purposes of the unvested BANC PSU awards set forth in the tables, achievement at the target level of performance;
•
Each named executive officer will consent to the cancellation of BANC stock-price PSU awards pursuant to the BANC board of directors’ approval of the cancellation of all BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder; and

•
The amounts set forth below do not reflect any potential effects of Section 280G of the Code, including any possible reductions under any Section 280G “net better” provisions set forth in the applicable agreement or plan.

The calculations in the tables below do not include amounts BANC named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.
For purposes of this disclosure, “single trigger” refers to payments and benefits that are payable solely as a result of the completion of the mergers and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment after the completion of the mergers.
Potential Change in Control Payments to Named Executive Officers(1)
Named Executive Officers(2)	Cash(3)	Equity(4)	Benefits(5)	Total
Jared Wolff	$5,250,000	$1,821,651	$64,353	$7,136,004
Joseph Kauder	$1,750,000	$459,964	$64,353	$2,274,317
Ido Dotan	$1,014,300	$504,442	$64,353	$1,583,095
Robert Dyck	$905,850	$382,330	$64,353	$1,352,533
(1)
Assumes that each named executive officer experiences a qualifying termination of employment at the effective time. As of the date of this joint proxy statement/prospectus, the named executive officers are expected to continue to serve as executive officers of the combined company and surviving bank at the effective time.

(2)
Former Executive Officers. Lynn Sullivan, BANC’s former Executive Vice President, Chief Risk Officer, terminated employment with BANC on June 30, 2023 and Lynn Hopkins, BANC’s former Executive Vice President, Chief Financial Officer, terminated employment with BANC on March 31, 2023. Neither Ms. Sullivan nor Ms. Hopkins is eligible to receive any compensation in connection with, or as a result of, the mergers.

(3)
Cash. The cash amount payable to the named executive officers consists of a lump sum payment equal to 1.5 times the sum of base salary plus target annual cash bonus (3 times for Mr. Wolff and 2 times for Mr. Kauder). Such amounts will only be payable on a “double-trigger” basis, which solely for purposes of the table assumes that a qualifying termination occurs at the effective time, on the first payroll date coincident with or next following the 60th day after the termination date, subject to execution of a release of claims.

(4)
Equity. As set forth in the following table, and as described in the section entitled “The Merger Agreement—Treatment of BANC Equity Awards,” this amount represents the value of the unvested BANC RSU awards that would be payable upon a qualifying termination of employment at the effective time (i.e., “double-trigger”) and the value of the BANC PSU awards that are payable as a result of the mergers (“single-trigger”). On August 25, 2023, the BANC board of directors approved the cancellation of BANC stock-price PSU awards at and subject to the occurrence of the effective time and the consent of the holder, for no additional payment.

Named Executive Officers	BANC RSU Awards*	BANC PSU Awards	BANC Stock-Price PSU Awards
Jared Wolff	$803,146	$1,018,505	$0
Joseph Kauder	$459,964	$0	$0
Ido Dotan	$220,479	$283,963	$0
Robert Dyck	$168,971	$213,359	$0
*
BANC RSU Awards will not automatically vest at the effective time, but will remain outstanding, subject to the applicable vesting conditions. Amounts in the table assume that a qualifying termination occurs as of the effective time.

(5)
Benefits. Represents the continued payment of the monthly COBRA premium amount for 18 months, net of the monthly health-care premium the named executive officer was paying prior to the date of termination. Such amounts are payable on a “double-trigger” basis.

Interests of Certain PACW Directors and Executive Officers in the Mergers
Certain of PACW’s directors and executive officers may have interests in the mergers that are different from, or in addition to, the interests of PACW stockholders generally. The PACW board of directors was aware of these interests and considered them, among other matters, in evaluating and negotiating the merger agreement and the mergers, in approving the merger agreement and the mergers and in recommending to PACW stockholders that they vote to approve the PACW merger proposal, the PACW compensation proposal and the PACW adjournment proposal. For more information, see the sections entitled “The Transactions—Background of the Mergers and the Investments” beginning on page 71 and “The Transactions—PACW’s Reasons for the Mergers; Recommendation of the PACW Board of Directors” beginning on page 77. Such interests are described in more detail below.

Treatment of PACW Equity Awards
The PACW equity awards held by PACW’s directors and executive officers immediately prior to the effective time will be treated in the same manner as those PACW equity awards held by other employees generally, except that the awards held by PACW’s non-employee directors will fully vest at the effective time as described below.
At the effective time, outstanding PACW equity awards will be treated as follows:
•
PACW Restricted Stock Awards: Each PACW restricted stock award will be converted automatically into the right to receive (without interest) the merger consideration in respect of each share of PACW common stock subject to such PACW restricted stock award immediately prior to the effective time with the same terms and conditions as were applicable under such PACW restricted stock award immediately prior to the effective time (including vesting terms), with any fractional shares rounded to the nearest whole share of BANC common stock.

•
PACW PSU Awards: Each PACW PSU will be converted automatically into a BANC RSU with the same terms and conditions as were applicable under such PACW PSU immediately prior to the effective time (including vesting terms, but excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each BANC RSU will be equal to the product (rounded to the nearest whole share) of (x) the number of shares of PACW common stock subject to each such PACW PSU immediately prior to the effective time, multiplied by the exchange ratio. For purposes of determining the number of shares of PACW common stock subject to the PACW PSUs immediately prior to the effective time, performance will be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the effective time (which may be the end of PACW’s most recently completed fiscal quarter prior to the effective time) as reasonably determined by the PACW compensation committee in accordance with the PACW equity plan and the applicable award agreement and in consultation with BANC.

•
PACW Director Awards: Each PACW director restricted stock award will fully vest and be converted automatically into the right to receive (without interest) the merger consideration in respect of each share of the PACW common stock subject to such PACW director restricted stock award immediately prior to the effective time, with any fractional shares rounded to the nearest whole share of BANC common stock.

For an estimate of the amounts that would be realized by each of PACW’s named executive officers upon a termination without “cause” or for “good reason” (each as defined in the PACW equity plan, and each a “qualifying termination”) at the effective time (which the parties have agreed will constitute a change in control for purposes of the PACW equity awards) in respect of their unvested PACW equity awards that are outstanding on August 15, 2023, see the section entitled “—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 107. The estimated aggregate amount that would be realized by the non-employee members of the PACW board of directors as a group in respect of their unvested PACW director restricted awards if the mergers were to be completed on August 15, 2023 is $367,789, and the estimated aggregate amount that would be realized by the six PACW executive officers who are not named executive officers in respect of their unvested PACW restricted stock awards if the mergers were to be completed and they experienced a qualifying termination on August 15, 2023 is $1,358,864. The six PACW executive officers who are not named executive officers also hold 161,034 PACW PSUs in the aggregate. Because such PACW PSUs are currently not expected to satisfy their respective performance conditions based on actual performance, it is expected that such PACW PSUs will be cancelled at the effective time for no consideration.
The amounts in the preceding paragraph were determined using equity awards outstanding as of August 15, 2023, and a price per share of PACW common stock of $9.37 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023) and, for purposes of the PACW PSUs, assuming achievement of the actual level of performance through August 15, 2023. These amounts do not attempt to forecast any additional equity award grants, issuances or forfeitures that may occur prior to the effective time of the mergers following the date of this joint proxy statement/prospectus. As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, the actual amounts to be received by PACW’s directors and executive officers who are not named executive officers may materially differ from the amounts set forth above.

PACW Change in Control Severance Plan
PACW maintains the CIC severance plan in which all executive officers participate. The CIC severance plan is a “double-trigger” plan that provides severance payments and benefits to participants on a termination of employment by a participant for “good reason” or by PACW other than for “cause” on or within two years of or, under specified circumstances, within the 90-day period preceding a “change in control.” The parties have agreed that the effective time will constitute a change in control for purposes of the CIC severance plan. Under the aforementioned qualifying circumstances, each executive officer is entitled to receive the following severance payment and benefits, in exchange for a general release of claims:
•
a lump sum cash payment equal to a designated severance multiple (three times for each of Messrs. Taylor and Wagner and two times for the other executive officers, the “severance multiple”) times the sum of the executive officer’s annual base salary and the greater of the executive officer’s annual target bonus or average bonus (based on the actual bonuses paid to the executive officer in the preceding three years);

•
a lump sum cash payment equal to a pro-rata target bonus for the year in which the qualifying termination occurs based on the number of days elapsed from the beginning of the applicable calendar year through the termination date relative to the number of days in the applicable calendar year;

•	a lump sum cash payment equal to the severance multiple times PACW’s annual employer subsidy for health and welfare benefits;
•
if the executive officer has the use of a PACW automobile or is provided an automobile allowance, a 90-day right to continued use of such automobile on the same basis on which such executive officer used it immediately before the qualifying termination and a right to purchase, or assume the lease of, the automobile, as applicable; and

•	outplacement services.
The CIC severance plan contains a “net better” cutback that provides for a cutback to the extent necessary to avoid imposition of the Section 280G/4999 “golden parachute” excise tax only if doing so would put the executive officer in a better after-tax position than paying the excise tax. There are no Section 280G/4999 excise tax gross ups.
The CIC severance plan also contains customer and employee non-solicitation covenants, which apply during the participant’s employment and for six months after termination of employment, as well as a perpetual confidentiality covenant.
For an estimate of the amounts that would be payable to each of PACW’s named executive officers upon a qualifying termination at the effective time of the mergers under the CIC severance plan, see the section entitled “—Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers” beginning on page 107. The estimated aggregate amount that would be payable to the six PACW executive officers who are not named executive officers upon a qualifying termination at the effective time of the mergers under the CIC severance plan, assuming a qualifying termination on August 15, 2023, is $14,023,016, based on current base salary and target bonus amounts.
Indemnification; Directors’ and Officers’ Insurance
PACW’s directors and officers will be entitled to certain ongoing indemnification and advancement of expenses as incurred in accordance with the merger agreement (as described in the section entitled “The Merger Agreement—Director and Officer Indemnification” beginning on page 128).
Board of Directors and Management of the Combined Company and Surviving Bank
Certain of PACW’s directors and executive officers are expected to continue to serve as directors or executive officers, as applicable, of the combined company and the surviving bank following the effective time.
Quantification of Potential Payments and Benefits to PACW’s Named Executive Officers
The table below sets forth the information required by Item 402(t) of the Regulation S-K regarding certain compensation that will or may be paid or become payable to each of PACW’s “named executive officers” (as identified in accordance with SEC regulations) and that is based on, or otherwise relates to, the mergers. The amounts listed below are estimates based on the following assumptions:
•
The effective time (which the parties have agreed will, subject to certain exceptions, constitute a change in control or term of similar import under each applicable PACW agreement or arrangement) will occur on August 15, 2023 (which is the assumed date solely for the purposes of this golden parachute compensation disclosure);

•	Each named executive officer will experience a qualifying termination immediately after the effective time;
•	The named executive officer’s base salary and annual target bonus opportunity will remain unchanged from those in place as of August 15, 2023;
•	Each named executive officer’s outstanding PACW equity awards are those that are outstanding as of August 15, 2023;
•
Each named executive officer’s PACW PSUs, which are currently not expected to satisfy their respective performance conditions based on actual performance, will be cancelled at the effective time for no consideration; and

•
The price per share of PACW common stock at the effective time of the mergers is $9.37 (the average closing market price over the first five business days following the first public announcement of the mergers on July 25, 2023, as required by Item 402(t) of Regulation S-K).

The calculations in the tables below do not include amounts that PACW’s named executive officers were already entitled to receive or vested in as of the date of this joint proxy statement/prospectus. The calculations in the tables also do not reflect compensation actions that may occur after the date of this joint proxy statement/prospectus but before the effective time of the mergers (including any additional equity award grants, issuances or forfeitures that may occur, or future dividends or dividend equivalents that may be accrued, after the date of this joint proxy statement/prospectus but before the effective time of the mergers). As a result of the foregoing assumptions, which may or may not actually occur or be accurate on the relevant date, including the assumptions described in the footnotes to the tables, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below. There are no Section 280G/4999 excise tax gross ups.
For purposes of this disclosure, “double trigger” refers to payments and benefits that require two conditions, which are the completion of the mergers and a qualifying termination of employment after the completion of the mergers.
Potential Change in Control Payments to Named Executive Officers
Named Executive Officers(a)	Cash(1)	Equity(2)	Benefits(3)	Total
Paul W. Taylor	$8,432,877	$775,708	$39,014	$9,247,599
Kevin L. Thompson	$2,310,959	$289,619	$34,042	$2,634,620
Matthew P. Wagner	$10,519,386	$1,925,373	$39,051	$12,483,810
William J. Black, Jr.	$3,703,148	$689,692	$35,683	$4,428,522
Mark T. Yung	$4,331,268	$510,977	$35,674	$4,877,919
(a)
Former Executive Officers. Bart R. Olson, PACW’s former Chief Financial Officer, terminated employment with PACW on February 28, 2023 and is not entitled to receive any compensation in connection with, or as a result of, the mergers.

(1)
Cash. The cash amount payable to the named executive officers consists of the following: (i) a lump sum cash payment equal to the applicable severance multiple times the sum of the named executive officer’s annual base salary and the greater of annual target bonus or average bonus (based on the actual bonuses paid to the participant in the preceding three years); and (ii) a lump sum cash payment equal to a pro rata annual target bonus for the year in which the termination occurs, in each case payable no later than the 60th day following the date of termination. The cash payments described in items (i) and (ii) are “double-trigger” (i.e., the amounts are payable upon a termination by PACW without “cause” or voluntary resignation for “good reason” within two years after a “change in control”, in each case as defined in the CIC severance plan). Set forth below are the separate values of such cash payments.

Named Executive Officers	Cash Severance Amount	Pro Rata Bonus	Total (Cash Severance Amount plus Pro-Rata Bonus)
Paul W. Taylor	$7,500,000	$932,877	$8,432,877
Kevin L. Thompson	$2,000,000	$310,959	$2,310,959
Matthew P. Wagner	$9,275,550	$1,243,836	$10,519,386
William J. Black, Jr.	$3,205,613	$497,534	$3,703,148
Mark T. Yung	$3,709,350	$621,918	$4,331,268
(2)
Equity. As described in the section entitled “The Merger Agreement—Treatment of PACW Equity Awards,” the values below represent the value of the unvested PACW restricted stock awards and PACW PSUs that would be payable upon a qualifying termination of employment after the effective time (i.e., “double-trigger”). Pursuant to the merger agreement, at the effective time, PACW PSUs shall be deemed to be achieved based on the actual level of performance. Because PACW PSUs are currently not expected to satisfy their respective performance conditions based on actual performance, it is expected that PACW PSUs will be cancelled at the effective time for no consideration as shown in the table below. The named executive officers hold PACW PSUs in the following amounts: 126,795 in the case of Mr. Taylor; 15,046 in the case of Mr. Thompson; 51,074 in the case of Mr. Black; 68,100 in the case of Mr. Yung; and 234,000 in the case of Mr. Wagner.

Named Executive Officers	Restricted Stock Awards	PSUs
Paul W. Taylor	$775,708	$0
Kevin L. Thompson	$289,619	$0
Matthew P. Wagner	$1,925,373	$0
William J. Black, Jr.	$689,692	$0
Mark T. Yung	$510,977	$0
(3)
Benefits. Represents, for each named executive officer, an amount equal to the applicable severance multiple times PACW’s annual employer subsidy for health and welfare benefits, plus if the executive officer has the use of a PACW automobile or is provided an automobile allowance, a 90-day right to continued use of such automobile on the same basis on which such executive officer used it immediately before the qualifying termination and a right to purchase, or assume the lease of, the automobile, as applicable, as provided for under the CIC severance plan. Such amounts are payable on a “double trigger” basis.

Governance of the Combined Company after the Mergers
Boards of Directors of the Combined Company and the Surviving Bank
At the effective time, on the terms and subject to the conditions set forth in the merger agreement, the board of directors of the combined company and the board of directors of the surviving bank will each consist of 12 directors, of which (i) eight will be the legacy BANC directors, including Jared M. Wolff, who will serve as Chairman of the board of directors of the surviving bank, (ii) three will be the legacy PACW directors, including John M. Eggemeyer, III, who will serve as Chairman of the board of directors of the combined company (subject to the receipt of any necessary consent or non-objection of any governmental entity) and (iii) one will be an individual designated by the Warburg Investors.
Under the merger agreement, if each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s corporate governance guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the combined company will be required to nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meeting of the stockholders of the combined company following the closing, and the combined company’s proxy materials with respect to each such annual meeting will be required to include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors on the board of directors of the combined company.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate at least the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing, as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC must (i) include the Warburg director in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.
Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.
Name and Headquarters
The merger agreement provides that (i) the names of the combined company and the surviving bank will be Banc of California, Inc. and Banc of California, respectively and (ii) the headquarters of the combined company and the surviving bank will be located in Los Angeles, California or as otherwise mutually agreed in writing by BANC and PACW.
Regulatory Approvals
Subject to the terms of the merger agreement, BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, FRS Membership, and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. These approvals include, among others, the approval of the Federal Reserve in respect of the first merger, the bank merger and the FRS Membership, and the DFPI under applicable state law. The applications to the Federal Reserve and the DFPI were submitted by BANC and PACW Bank on August 17, 2023. Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
Although neither BANC nor PACW knows of any reason why it cannot obtain these regulatory approvals or confirmations in a timely manner, BANC and PACW cannot be certain when or if they will be obtained, or that the granting of the regulatory approvals will not involve the imposition of conditions on the completion of the mergers or the bank merger that will have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement or the investment agreements, imposing additional material costs on or materially limiting the revenues of the combined company following the mergers or otherwise reducing the anticipated benefits of the mergers (including the investments).
Under the terms of the merger agreement, BANC and PACW and their subsidiaries will not be required or, without the written consent of the other party, permitted, to take actions, or commit to take or refrain from taking any action, or agree to any condition or restriction in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would have a materially burdensome regulatory condition.
The approval of an application means only that the statutory and regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by PACW stockholders in the first merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the mergers.
BANC and PACW believe that the mergers do not raise significant regulatory concerns and that they will be able to obtain all requisite regulatory approvals. However, there can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have an adverse effect on the financial condition, results of operations, assets or business of combined company following the completion of the mergers or that the approvals will not impose or include a materially burdensome regulatory condition. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the mergers or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve
The mergers are subject to the approval of the Federal Reserve pursuant to Section 3 of the BHC Act. The Federal Reserve takes into consideration a number of factors when acting on applications under Section 3 of the BHC Act. These factors include (i) the competitive impact of the mergers in the relevant geographic markets, (ii) financial, managerial and other supervisory considerations, including financial condition, future prospects, capital positions, managerial resources, and compliance with applicable banking, consumer protection, and anti-money laundering laws, (iii) the convenience and needs of the communities to be served and the record of the insured depository institution subsidiaries of the companies under the Community Reinvestment Act of 1977 (the “CRA”), (iv) the effectiveness of the companies and the depository institutions concerned in combating money laundering activities, (v) the availability of information needed to determine and enforce compliance with the BHC Act and other applicable federal banking laws and (vi) the extent to which the proposal would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve may not approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market. The Federal Reserve will provide an opportunity for public comment on the application and is authorized to hold a public meeting or other proceeding if it determines such meeting or other proceeding would be appropriate.
As noted above, in considering an application under Section 3 of the BHC Act, the Federal Reserve also reviews the records of performance of the relevant insured depository institutions under the CRA, pursuant to which the Federal Reserve must also take into account the record of performance of each of BANC and PACW in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve frequently receives protests from community groups and others. In their most recent CRA performance evaluations, BANC N.A. received an overall “Satisfactory” regulatory rating and PACW Bank received an overall “Outstanding” regulatory rating.
Prior to the completion of the bank merger, PACW Bank intends to become a member of the Federal Reserve System. PACW Bank becoming a member of the Federal Reserve System is subject to approval of the Federal Reserve. As a state member bank, PACW Bank’s primary federal bank regulator would become the Federal Reserve. The surviving bank is expected to continue to be a state bank that is a member of the Federal Reserve System and have the Federal Reserve as its primary federal bank regulator.
The bank merger is also subject to the prior approval of the Federal Reserve under Section 18(c) of the Federal Deposit Insurance Act (the “Bank Merger Act”). In evaluating an application filed under the Bank Merger Act, the Federal Reserve generally considers: (i) the competitive impact of the transaction, (ii) the financial and managerial resources of the depository institutions party to the bank merger and the future prospects of the resulting institution, (iii) the depository institutions’ effectiveness in combating money-laundering activities, (iv) the convenience and needs of the communities to be served, and (v) the extent to which the bank merger or mergers would result in greater or more concentrated risks to the stability of the United States banking or financial system. The Federal Reserve also reviews the performance records of the relevant depository institutions under the CRA, including their CRA ratings.
As of the date of this joint proxy statement/prospectus, the Federal Reserve applications have been submitted.
DFPI
The mergers and bank merger are subject to approval by the DFPI pursuant to the California Financial Code (the “CFC”). Among other things, the DFPI will consider (i) the competitive impact of the mergers and bank merger in California; (ii) the impact of the mergers and bank merger on the convenience and needs of the community to be served; (iii) the financial and managerial resources of the resulting institution; (iv) the future prospects of the resulting institution; and (v) whether the mergers and bank merger are fair, just and equitable.
As of the date of this joint proxy statement/prospectus, the DFPI applications have been submitted.

Public Notice and Comments
The BHC Act, the Bank Merger Act as well as Federal Reserve regulations require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve. These agencies take into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. These agencies are also authorized to hold one or more public hearings or meetings if these agencies determine that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the application is under review by these agencies.
Department of Justice Review and Waiting Periods
In addition to the Federal Reserve, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the mergers and the bank merger to analyze the transactions’ competitive effects and determine whether the transactions would result in a violation of the antitrust laws. Transactions approved under Section 3 of the BHC Act or the Bank Merger Act generally may not be completed until 30 days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than 15 days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the mergers and the bank merger, the DOJ could analyze the mergers’ or bank merger’s effect on competition differently than the Federal Reserve or the DFPI, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve or the DFPI regarding the mergers’ effects on competition. A determination by the DOJ not to object to the mergers or bank merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
The investment closing depends on the applicable Investor receiving reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the applicable investment agreement will not result in such Investor being deemed to have, or to have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or the CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the applicable investment agreement contemplated to occur at the applicable investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225); provided, however, that in certain limited circumstances, including where the BANC NVCE stock is not, or is not reasonably expected to be, treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 and, consequently, the Warburg Investors will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring, ten percent (10%) or more of a class of voting securities of BANC (as further described in the section entitled “Investment Agreements—Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock”), then (x) the foregoing condition to the investment closing, as it relates to the CIBC Act, will not apply and (y) the obligation of the Warburg Investors, on the one hand, and BANC, on the other hand, to effect the investment by the Warburg Investors will be subject to the receipt of any additional approval, consent or non-objection of the Federal Reserve or any other governmental entities required in connection with the acquisition or control of ten percent (10%) or more of a class of voting securities of BANC. For purposes of the foregoing clause (y) (if applicable), each of the Warburg Investors and BANC will use their reasonable best efforts to obtain any such approvals, consents or non-objections (provided that such efforts will not include actions which would or would reasonably be expected to be a Materially Burdensome Condition (as defined in the Warburg investment agreement)).
Accounting Treatment of the Mergers
BANC and PACW prepare their respective financial statements in accordance with GAAP. The mergers will be accounted for as a reverse acquisition of BANC by PACW under the reverse acquisition method of accounting in accordance with GAAP, and PACW will be treated as the acquirer for accounting purposes.

Stock Exchange Listings
BANC common stock is listed for trading on the NYSE under the symbol “BANC.” PACW common stock is listed for trading on Nasdaq under the symbol “PACW” and PACW depositary shares are listed for trading on Nasdaq under the symbol “PACWP.” In connection with the completion of the mergers, the PACW common stock and the PACW depositary shares currently listed on Nasdaq will be delisted from such exchange and deregistered under the Exchange Act.
Under the terms of the merger agreement, BANC will file a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock (or BANC depositary shares in respect thereof) to be issued in accordance with the NYSE’s rules. The merger agreement provides that neither BANC nor PACW will be required to complete the first merger if such application is not filed or if further action is required to authorize such additional shares for listing, subject to official notice of issuance.
Immediately following the mergers, shares of BANC common stock will continue to be traded on the NYSE.
Appraisal or Dissenters’ Rights in Connection with the Mergers
Under Section 3-202(c) of the MGCL, a stockholder of a Maryland corporation generally may not demand the fair value of the stockholder’s stock and is bound by the terms of the transaction if: (i) any shares of the class or series of the stock are listed on a national securities exchange; (ii) the stock is that of the successor in a merger; (iii) the stock is not entitled to be voted on the transaction or the stockholder did not own the shares of stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the corporation’s charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder under the MGCL; or (v) the stock is that of an open-end investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940 and the value placed on the stock in the transaction is its net asset value.
Under the MGCL, BANC stockholders will not be entitled to dissenters’ rights in connection with the mergers or other matters to be voted on at the BANC special meeting because BANC stockholders are not required to approve either the first merger or the second merger within the meaning of Section 3-202(c) of the MGCL and BANC common stock will be the stock of the combined company (the successor). Accordingly, no dissenters’ rights are available to BANC stockholders in connection with the mergers or other matters to be voted on at the BANC special meeting.
Under Section 262(a) of the DGCL, any stockholder of a corporation of the State of Delaware who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of Section 262 of the DGCL with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of Section 262 of the DGCL and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of the DGCL is entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of Section 262 of the DGCL.
Under Section 262(b)(1) of the DGCL, dissenters’ rights are not available to holders of shares listed on a national securities exchange on the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation. Notwithstanding Section 262(b)(1) of the DGCL, under Section 262(b)(2) of the DGCL, appraisal rights are available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation to accept for such stock anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof; (ii) shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders; (iii) cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i) and (ii); or (iv) any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing clauses (i)-(iv).
Accordingly, since the shares of PACW common stock were listed on Nasdaq, a national securities exchange, on the record date for the PACW special meeting and the merger consideration fully consists of shares of BANC common stock and cash in lieu of fractional shares, no dissenters’ rights are available to PACW stockholders in connection with the mergers or other matters to be voted on at the PACW special meeting.

EXPLANATORY NOTE REGARDING THE MERGER AGREEMENT
AND THE INVESTMENT AGREEMENTS
The merger agreement, the investment agreements and the applicable summaries of terms in this document are included to provide you with information regarding the terms of the merger agreement and the investment agreements. Factual disclosures about BANC and PACW contained in this joint proxy statement/prospectus or in the public reports of BANC or PACW filed with the SEC may supplement, update or modify the factual disclosures about BANC and PACW contained in the merger agreement and the investment agreements. The merger agreement and each applicable investment agreement contain representations and warranties by BANC, on the one hand, and representations and warranties by PACW and the applicable Investor, as applicable, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement and each applicable investment agreement by BANC, PACW and each applicable Investor were qualified and subject to important limitations agreed to by BANC, PACW and each applicable Investor in connection with negotiating the terms of the merger agreement and each applicable investment agreement. In particular, in your review of the representations and warranties contained in the merger agreement and the investment agreements and described in the applicable summaries in this document, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement and the applicable investment agreement may have the right not to consummate the mergers or its applicable investment if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement and each applicable investment agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to stockholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that BANC and PACW each delivered in connection with the merger agreement and that BANC delivered to the applicable Investor in connection with each applicable investment agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement and each applicable investment agreement. Accordingly, the representations and warranties in the merger agreement and each applicable investment should not be relied on by any persons as characterizations of the actual state of facts about BANC and PACW at the time they were made or otherwise and should be read only in conjunction with the other information provided elsewhere in this joint proxy statement/prospectus, and in the documents attached as annexes to or incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the mergers. This section is not intended to provide you with any factual information about BANC or PACW. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings BANC and PACW make with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement/prospectus.
Structure of the Mergers
Each of BANC’s and PACW’s respective boards of directors has unanimously adopted a resolution approving the merger agreement. The merger agreement provides that, on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PACW, with PACW as the surviving entity in the first merger (the “interim surviving company”). Immediately following the effective time, PACW will merge with and into BANC, with BANC as the surviving corporation in the second merger. Promptly following the second effective time, PACW Bank will become a member bank of the Federal Reserve System. Promptly following the effectiveness of the FRS Membership, BANC N.A. will merge with and into PACW Bank, with PACW Bank continuing as the surviving bank in the bank merger.
At any time prior to the effective time, BANC and PACW may, by mutual written agreement, change the method or structure of effecting the combination of PACW and BANC (including the mergers), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change may (i) alter or change the exchange ratio or the number of shares of BANC common stock received by PACW stockholders in exchange for each share of PACW common stock, (ii) adversely affect the tax treatment of the PACW stockholders or the BANC stockholders pursuant to the merger agreement, (iii) adversely affect the tax treatment of PACW or BANC pursuant to the merger agreement or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
At the effective time, each share of PACW common stock issued and outstanding immediately prior to the effective time, except for shares of PACW common stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (in each case, other than shares of PACW common stock (i) held in trust accounts, managed accounts, mutual funds or the like, or otherwise held in a fiduciary or agency capacity, that are beneficially owned by third parties, or (ii) held, directly or indirectly, by PACW or BANC in respect of debts previously contracted), will be converted into the right to receive 0.6569 of a share of BANC common stock.
At the second effective time, each share of the PACW preferred stock issued and outstanding immediately prior to the second effective time will be converted into the right to receive one share of the new BANC preferred stock and, upon such conversion, the PACW preferred stock will no longer be outstanding and will automatically be cancelled and will cease to exist as of the second effective time.
If, prior to the effective time, the outstanding shares of BANC common stock or PACW common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, but, in each case, excluding the equity financing, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give BANC stockholders and PACW stockholders the same economic effect as contemplated by the merger agreement prior to such event.
Treatment of Fractional Shares
No fractional shares of BANC common stock will be issued in the mergers, no dividend or distribution with respect to BANC common stock will be payable on or with respect to any fractional share, and such fractional share interests will not entitle the owner thereof to vote or to any other rights of a BANC stockholder. In lieu of the issuance of any such fractional share, BANC will pay to each former PACW stockholder who otherwise would be entitled to receive such fractional share an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of BANC common stock on the NYSE as reported by The Wall Street Journal for the consecutive period of five full trading days ending on the trading day preceding the closing date (or, if not reported therein, in another authoritative source mutually agreed upon by PACW and BANC) by (ii) the fraction of a share (after taking into account all shares of PACW common stock held by such holder immediately prior to the effective time and rounded to the nearest thousandth when expressed in decimal form) of BANC common stock which such holder would otherwise be entitled to receive pursuant to the merger agreement.
Combined Company Organizational Documents
At the effective time, the PACW charter and PACW bylaws, each as in effect immediately prior to the effective time, will be amended and restated in accordance with Exhibit C and Exhibit D, respectively, to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and will thereafter be the certificate of incorporation and bylaws of the interim surviving company of the merger until thereafter amended in accordance with applicable law.
At the second effective time, the BANC charter, as in effect immediately prior to the second effective time, will be the charter of the combined company. At the second effective time, the BANC bylaws, as in effect immediately prior to the second effective time, will be the bylaws of the combined company.
Treatment of PACW Equity Awards
At the effective time, each restricted stock award granted under the PACW stock plan will convert into the right to receive the merger consideration, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided that such awards granted to non-employee members of the board of directors of PACW will vest at the effective time. The merger agreement further provides that each PACW PSU award will, at the effective time, convert into a Converted RSU award, subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of BANC common stock subject to each Converted RSU award will equal the product of (i) the number of shares subject to the PACW PSU award immediately prior to the effective time (based on actual performance measured through the latest practicable date prior to the effective time), multiplied by (ii) the exchange ratio.
Treatment of BANC Equity Awards
At the effective time, each BANC RSU award and each stock option granted under the BANC stock plans that is outstanding immediately prior to the effective time will be deemed replaced under the applicable BANC stock plan and will remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the effective time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a BANC stock plan to a non-employee member of the BANC board of directors will vest and will be settled within five business days after the effective time. The merger agreement further provides that, at the effective time, each outstanding BANC PSU award will vest and be settled within five business days after effective time, with performance deemed achieved at the target level of performance.
Closing and Effective Time
The first merger will become effective at the date and time set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware. The second merger will become effective at such time specified in the articles of merger to be filed with the Maryland Department of State, and the certificate of ownership and merger to be filed with the Secretary of State of the State of Delaware, in accordance with the relevant provisions of the MGCL and DGCL. The closing will take place by electronic exchange of documents at 10:00 a.m., Pacific Time (i) on the first business day following the satisfaction or waiver (subject to applicable law) of the conditions precedent set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof) occurs (the date on which such conditions have been so satisfied or waived, the “condition satisfaction date”); provided, that if any day would otherwise become the condition satisfaction date after 1:00 p.m., Eastern Time, then the condition satisfaction date will be deemed to be the business day following such day or (ii) at such other date, time or place agreed in writing by PACW, BANC and Merger Sub.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than five business days thereafter, BANC and PACW will cause the exchange agent to mail to each holder of record of one or more old certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or book-entry account statements) representing shares of PACW common stock immediately prior to the effective time or PACW Preferred Stock immediately prior to the second effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificates in exchange for new certificates (which, for purposes of this joint proxy statement/prospectus, will be deemed to include certificates or, at BANC’s option, evidence in book-entry form) representing the number of whole shares of BANC common stock or new BANC preferred stock, as applicable, and any cash in lieu of fractional shares which the shares of PACW common stock or PACW preferred stock represented by such old certificates will have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.
If an old certificate for PACW common stock has been lost, stolen or destroyed, the exchange agent will issue the merger consideration upon (i) the making of an affidavit of that fact by the claimant and (ii) if required by the exchange agent, the posting by such person of a bond in such amount and on such terms as the exchange agent, in consultation with the combined company, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of PACW of the shares of PACW common stock or new BANC preferred stock that were issued and outstanding immediately prior to the effective time.
Withholding
BANC will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares of BANC common stock, any cash dividends or distributions payable pursuant to the merger agreement or any other consideration otherwise payable pursuant to the merger agreement to any holder of PACW common stock, PACW preferred stock or PACW equity awards the amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of federal, state, local, or foreign tax law. If any such amounts are so withheld by BANC or the exchange agent, as the case may be, and paid over to the appropriate governmental entity, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder of PACW common stock, PACW Preferred Stock or PACW equity awards in respect of which the deduction and withholding was made by BANC or the exchange agent, as the case may be.
Dividends and Distributions
No dividends or other distributions declared with respect to BANC common stock or new BANC preferred stock will be paid to the holder of any unsurrendered old certificate representing shares of PACW common stock until the holder thereof surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of BANC common stock or shares of new BANC preferred stock which the shares of PACW common stock or PACW preferred stock, as applicable, represented by such old certificate have been converted into the right to receive under the merger agreement.

Representations and Warranties
The merger agreement contains representations and warranties made by each of PACW, BANC and Merger Sub relating to a number of matters, including the following:
•	corporate matters, including due organization, qualification, subsidiaries and equity interests in non-subsidiary entities;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers or the bank merger;
•	reports to regulatory agencies;
•	SEC reports;
•	financial statements, internal controls, books and records, absence of undisclosed liabilities, and the net wholesale funding amount of each PACW and BANC as of June 30, 2023;
•	broker’s fees payable in connection with the mergers;
•
the absence of any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a material adverse effect;

•	the conduct of the business in the ordinary course;
•	legal proceedings;
•	tax matters;
•	employee matters and employee benefit matters;
•	compliance with applicable laws and privacy obligations;
•	certain material contracts;
•	absence of agreements with governmental entities;
•	investment securities and commodities;
•	risk management instruments;
•	environmental matters;
•	real property;
•	intellectual property;
•	related-party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
•	the receipt of opinions from each party’s respective financial advisor;
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents filed with governmental entities;
•	loan portfolio matters;
•	insurance matters; and
•	information security.

The merger agreement contains additional representations and warranties made by PACW with respect to:
•	subordinated indebtedness;
•	investment advisory subsidiary matters; and
•	absence of broker-dealer subsidiaries.
The merger agreement contains additional representations and warranties made by BANC with respect to investment agreement matters.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by BANC and PACW, respectively, and (ii) qualified by the reports of BANC or PACW, as applicable, publicly filed with the SEC during the period from January 1, 2023 through the time at least two business days prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of BANC and PACW are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect” means (x) with respect to PACW, BANC, Merger Sub or the combined company, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (a) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (b) the ability of such party to timely consummate the transactions contemplated by the merger agreement, and (y) with respect to PACW and BANC, (a) the net wholesale funding amount (as defined below) of each PACW and BANC, as applicable, as of the measurement time (as defined below) is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount (as defined below) and the BANC reference net wholesale funding amount (as defined below), respectively, (b) as of the measurement time, the common equity tier 1 capital of each PACW and BANC, as applicable, is less than the PACW reference common equity tier 1 capital amount (as defined below) and the BANC reference common equity tier 1 capital amount (as defined below), respectively, or (c) any governmental entity appoints the FDIC as receiver or conservator for the PACW Bank or BANC N.A., as applicable.
However, with respect to clause (x)(a), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in U.S. GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the merger agreement, in laws (including pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or other governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic or any pandemic measures);

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•
public disclosure of the execution of the merger agreement or public disclosure of the consummation of the transactions contemplated by the merger agreement (including any effect on a party’s relationships with its customers or employees);

•
any stockholder litigation arising out of, related to, or in connection with the merger agreement, the mergers or the bank merger that is brought or threatened against a party or any party’s board of directors from and following the date of the merger agreement and prior to the effective time (however, the foregoing will not apply for purposes of the representations and warranties relating to (i) the absence of conflicts with, or violations of, organizational documents, applicable law or other obligations as a result of the mergers, (ii) required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers or the bank merger and (iii) acceleration of payments or rights under employee benefit plans) or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;
•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur); or

•	the expenses incurred by PACW or BANC in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement, except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
As used in this joint proxy statement/prospectus,
“net wholesale funding amount” means, as of any applicable time of determination, an amount equal to (i) the total amount of liabilities of PACW and its subsidiaries or BANC and its subsidiaries, as applicable, for brokered deposits, Federal Home Loan Bank borrowings, repurchase obligations, borrowings under the Federal Reserve Bank of San Francisco Bank Term Funding Program, borrowings under any discount window facility and other borrowings less (ii) the aggregate amount of cash and cash equivalents of PACW and its subsidiaries or BANC and its subsidiaries, as applicable;
“measurement time” means the end of the business day that is two business days prior to the net wholesale funding schedule delivery date (which is defined as the end of the business day on such second business day);
“net wholesale funding schedule delivery date” means the last business day prior to the earlier of the (i) closing date or (ii) termination date;
“BANC reference common equity tier 1 capital amount” means $742,009,000 (i.e., BANC’s common equity tier 1 capital amount as of June 30, 2023, minus $150 million);
“BANC reference net wholesale funding amount” means $1,608,000,000 (i.e., BANC’s net wholesale funding amount measured as of June 30, 2023);
“PACW reference common equity tier 1 capital amount” means $2,614,168,000 (i.e., PACW’s common equity tier 1 capital amount as of June 30, 2023, minus $150 million); and
“PACW reference net wholesale funding amount” means $7,307,466,000 (i.e., PACW’s net wholesale funding amount measured as of June 30, 2023).
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the First Merger
Prior to the closing (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules), as required by law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), (i) each of BANC and PACW will, and will cause its subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either PACW or BANC to obtain any necessary approvals of any governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby on a timely basis. Notwithstanding the foregoing, a party and its subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the COVID-19 pandemic or the related pandemic measures, provided, that such party will provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require the other party’s consent.
Additionally, prior to the closing (or earlier termination of the merger agreement in accordance with its terms), except as expressly contemplated or permitted by the merger agreement (including as set forth in the confidential disclosure schedules) or as required by law, neither PACW nor BANC will, and neither PACW nor BANC will permit any of its respective subsidiaries to, without the prior written consent of the other party to the merger agreement, take any of the following actions:
•
other than (i) federal funds borrowings, Federal Home Loan Bank borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one year, (ii) Federal Reserve of San Francisco Discount Window borrowings, in the case of PACW, and Federal Reserve Bank Discount Window borrowings, in the case of BANC, and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of PACW or any of its wholly-owned subsidiaries to PACW or any of its wholly-owned subsidiaries, on the one hand, or of BANC or any of its wholly-owned subsidiaries to BANC or any of its wholly-owned subsidiaries, on the other hand), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;

•	adjust, split, combine or reclassify any capital stock;
•
make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (i) regular quarterly cash dividends by PACW at a rate not in excess of $0.01 per share of PACW common stock, (ii) regular quarterly cash dividends by BANC at a rate not in excess of $0.10 per share of BANC common stock, (iii) dividends paid by any of the subsidiaries of each of PACW and BANC to PACW or BANC or any of their wholly-owned subsidiaries, respectively, (iv) in the case of PACW, dividends provided for and paid on shares of PACW preferred stock in accordance with the terms of such PACW preferred stock, (v) regular distributions on outstanding trust preferred securities of PACW in accordance with their terms or (vi) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;

•
except, in the case of BANC, pursuant to the equity financing, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of PACW or BANC or any of their respective subsidiaries;

•
except, in the case of BANC, pursuant to the equity financing, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of PACW or BANC or any of their respective subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of PACW or BANC or any of their respective subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

•	except, in the case of BANC, pursuant to the balance sheet repositioning, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly-owned subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the merger agreement;
•
except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned subsidiary of PACW or BANC, as applicable;

•
in each case, except for transactions in the ordinary course of business and, in the case of BANC, pursuant to the equity financing, (i) terminate, materially amend, or waive any material provision of, certain material contracts of PACW or BANC, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to PACW or BANC, or (iii) other than, in the case of BANC, any BSR agreement, enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a material contract of PACW or BANC, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of the merger agreement, constitute a material contract of PACW or BANC but would, after giving effect to such amendment or modification, constitute a material contract of PACW or BANC;

•
except as required under applicable law or the terms of any PACW benefit plan or BANC benefit plan existing as of the date of the merger agreement, as applicable, (i) enter into, establish, adopt, materially amend or terminate any PACW benefit plan or BANC benefit plan, or any arrangement that would be a PACW benefit plan or a BANC benefit plan if in effect on the date of the merger agreement, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any PACW benefit plan or BANC benefit plan, as the case may be, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (a) with an annual base salary equal to or in excess of $200,000 or (b) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (a) with an annual base salary equal to or in excess of $200,000 or (b) having a job title of Senior Vice President or above, other than, in the case of BANC, as a replacement hire or promotion on substantially similar terms of employment as the departed employee;

•
(i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of PACW or BANC employees or the employees of any of their respective subsidiaries;

•
settle any material legal proceeding against PACW, BANC or any of their respective subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate, in the case of PACW, or $1,000,000 in the aggregate, in the case of BANC, and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its subsidiaries or the combined company;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•
amend its certificate of incorporation, in the case of PACW, or charter, in the case of BANC, its bylaws or comparable governing documents of its subsidiaries that are “significant subsidiaries” within the meaning of Rule 1-02 of Regulation S-X promulgated by the SEC, in the case of BANC, in a manner that would materially and adversely affect the holders of PACW common stock relative to and disproportionately to all other holders of BANC common stock;

•
except, in the case of BANC, pursuant to the balance sheet repositioning, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
•	enter into any new line of business other than in the ordinary course of business, except as required by applicable law;
•
merge or consolidate itself or any of its significant subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its significant subsidiaries;

•
other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a governmental entity;

•	in the case of PACW, make or authorize any capital expenditures outside the ordinary course of business;
•
make, change or revoke any material tax election, change an annual tax accounting period, adopt or change any material tax accounting method, file any material amended tax return, enter into any closing agreement with respect to a material amount of taxes, or settle any material tax claim, audit, assessment or dispute or surrender any material right to claim a refund of taxes;

•
sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material intellectual property owned by PACW or BANC or their respective subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of intellectual property in the ordinary course of business or at the end of such intellectual property’s statutory term; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
BANC and PACW have agreed to cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the mergers, the FRS Membership, the bank merger and the BANC issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities. As of the date of this joint proxy statement/prospectus, all initial applications, notices, petitions and filings in respect of the requisite regulatory approvals have been made.
Each of BANC and PACW has agreed to use its reasonable best efforts to respond to any request for information and to resolve any objection that may be asserted by any governmental entity with respect to the merger agreement or the transactions contemplated thereby in each case in a reasonably prompt and timely matter. Notwithstanding anything in the merger agreement to the contrary, BANC, PACW and their respective subsidiaries are not required (and without the written consent of the other party, BANC, PACW and their respective subsidiaries are not permitted) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would constitute a materially burdensome regulatory condition. Any requirement to enter into any BSR agreement or otherwise take actions contemplated by the balance sheet repositioning will not be a materially burdensome regulatory condition under the merger agreement.
BANC and PACW have also agreed to, upon request, and to the extent permitted by applicable law, furnish each other with all information concerning themselves, their subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with this joint proxy statement/prospectus or any other statement, filing, notice or application made by or on behalf of BANC, PACW or any of their respective subsidiaries to any governmental entity in connection with the mergers, the bank merger and the other transactions contemplated by the merger agreement.
To the extent permitted by applicable law, BANC and PACW have agreed to promptly advise each other upon receiving any communication from any governmental entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by the merger agreement that causes such party to believe that there is a reasonable likelihood that any requisite regulatory approval will not be obtained or that the receipt of any such consent, waiver, approval or authorization will be materially delayed or conditioned.
Employee Matters
The merger agreement provides that, unless otherwise mutually agreed by PACW and BANC prior to the effective time, BANC, as the surviving corporation, will provide the employees of PACW and its subsidiaries as of the effective time who continue to remain employed with the combined company and its subsidiaries (the “PACW continuing employees”), immediately after the effective time, with the following: (i) annual base salary or wages, as applicable, target cash incentive opportunities and target long term incentive opportunities (excluding in each case any retention, sign-on or special one-time awards) that are either (1) no less favorable in the aggregate than those provided to similarly situated employees of the combined company and its subsidiaries, or (2) provided in accordance with any employment agreement, offer letter or other compensation arrangement to which any PACW continuing employee is a party or participant in immediately prior to the effective time; and (ii) employee benefits that are no less favorable in the aggregate than those provided to such PACW continuing employees immediately prior to the effective time. With respect to employee benefits, if the PACW continuing employees and employees of BANC and its subsidiaries are integrated into benefit plans of the combined company and its subsidiaries, which may be done on a plan by plan basis, or if the combined company and its subsidiaries modify any existing plans or adopt new benefit plans with respect to the PACW continuing employees and employees of BANC and its subsidiaries (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by PACW benefit plans, on the one hand, and those covered by BANC benefit plans on the other, at the effective time) (the “new benefit plans”), participation in such plans will be deemed to satisfy the foregoing standards, it being understood that the PACW continuing employees may commence participating in the PACW benefit plans, the BANC benefit plans or the new benefit plans on different dates following the effective time with respect to different plans.
The merger agreement also provides that, with respect to any PACW benefit plan, BANC benefit plan or new benefit plan in which any PACW continuing employees become eligible to participate on or after the effective time, BANC, as the surviving corporation, and its subsidiaries will use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any PACW benefit plan, BANC benefit plan or new benefit plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous PACW benefit plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the effective time under a PACW benefit plan that provides health care benefits, to the same extent that such credit was given under the analogous PACW benefit plan prior to the effective time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any new benefit plans, and (iii) recognize all service of such employees with PACW and its subsidiaries for all purposes in any PACW benefit plan, BANC benefit plan or new benefit plan to the same extent such service was taken into account under the analogous PACW benefit plan prior to the effective time; provided that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any tax-qualified defined benefit pension plan, or (c) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
The parties agree that, subject to certain exceptions, the consummation of the mergers will constitute a “change in control,” “change of control” or similar concept under each applicable PACW benefit plan and BANC benefit plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing will not accelerate the time of payment or distribution of any such deferred compensation (but will accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by the merger agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
The merger agreement further provides that, if the effective time occurs prior to December 31, 2023, then PACW continuing employees will receive 2023 annual cash bonuses in an aggregate amount equal to (i) the preclosing accruals for the portion of 2023 up to and including the closing date based on PACW’s current accrual methodology for such bonuses in accordance with past practice, as determined by PACW and BANC in good faith, pro-rated for the period of service in 2023 up to and including the closing date and (ii) for any period following the closing date through December 31, 2023, based on the accrual methodology for the combined business as determined by BANC (the “2023 bonuses”). The actual amount of the 2023 bonuses payable to the PACW employees in accordance with the foregoing sentence will be determined by BANC in good faith and 2023 bonuses will be paid in 2024 at the time annual cash bonuses are paid to employes in the ordinary course of business consistent with past practice, subject to satisfaction of the terms and conditions (including with respect to service) of the applicable annual cash bonus arrangements. The merger agreement does not confer any third-party beneficiary or similar enforcement rights, benefits or remedies to any person with respect to the employee matters set forth above.
Director and Officer Indemnification
Under the merger agreement, from and after the effective time, the combined company has agreed to indemnify and hold harmless and will advance expenses as incurred, in each case to the extent (subject to applicable law) such persons are indemnified or entitled to such advancement of expenses as of the date of the merger agreement by PACW pursuant to the PACW charter, PACW bylaws, the governing or organizational documents of any PACW subsidiaries or any indemnification agreements in existence as of the date of the merger agreement that have been made available to BANC, each present and former director or officer of PACW and its subsidiaries (in each case, when acting in such capacity) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director or officer of PACW or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement; provided, that in the case of advancement of expenses, any such indemnitee provides an undertaking to repay such advances if it is ultimately determined that such person is not entitled to indemnification.
Restructuring Efforts
The merger agreement provides that if PACW fails to obtain the requisite PACW stockholder approval or if BANC fails to obtain the requisite BANC stockholder approval, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided, that neither party will have any obligation to alter or change any material terms, including the exchange ratio, or the amount or kind of the consideration to be issued or paid to holders of the capital stock of PACW as provided for in the merger agreement or any term that would adversely affect the tax treatment of the transactions contemplated by the merger agreement, in a manner adverse to such party or its stockholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective stockholders for adoption or approval.

Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to (i) the filing of this joint proxy statement/prospectus, (ii) obtaining requisite regulatory approvals, (iii) the listing of the shares of BANC common stock and the new BANC preferred stock (or BANC depositary shares in lieu thereof) to be issued in connection with the mergers to be approved for listing on the NYSE, and the delisting of the PACW common stock and the PACW preferred stock from NASDAQ and deregistering of the PACW common stock and the PACW preferred stock under the Exchange Act, (iv) access to information of the other company, including access, upon reasonable request, to the net wholesale funding amount and common equity tier 1 capital of the other company and periodic reports of certain outstanding loans of the other company, (v) efforts to consummate the transactions contemplated by the merger agreement and advice of changes, (vi) exemption from takeover restrictions, (vii) stockholder litigation relating to the transactions contemplated by the merger agreement, (viii) the coordination of dividend declarations, (ix) the assumption by BANC of PACW’s indebtedness, (x) public announcements with respect to the transactions contemplated by the merger agreement, (xi) the investment agreements and the equity financing, (xii) PACW obtaining required client consents in the case of its investment advisor subsidiary, and (xiii) the disposition by each PACW and BANC of certain pools of assets, contingent upon the closing, and the taking of certain other actions in connection with those asset dispositions.
Combined Company Governance
Boards of Directors of the Combined Company and the Surviving Bank
The merger agreement provides for certain arrangements related to the boards of directors of BANC and PACW Bank after the mergers as described below.
At the effective time, in accordance with the BANC bylaws, the number of directors that will comprise the full board of directors of BANC (and, as of the second effective time, that will comprise the full board of directors of the combined company) will be 12, of which (i) eight will be the legacy BANC directors, (ii) three will be the legacy PACW directors; provided, that any such legacy PACW director must qualify as an “independent” director of BANC under the applicable rules of the NYSE and satisfy BANC’s Corporate Governance Guidelines, and (iii) one will be the Warburg director. Subject to the receipt of any necessary consent or non-objection of any governmental entity, the Lead Director of the board of directors of PACW as of immediately prior to the effective time will become the Chairman of the board of directors of BANC (and, as of the second effective time, of the combined company). Provided that each legacy PACW director continues to meet the standards for directors of the combined company, including continuing to satisfy BANC’s Corporate Governance Guidelines and qualifying as an “independent” director of BANC under the applicable rules of the NYSE, the combined company must nominate each legacy PACW director for reelection to the board of directors of the combined company at each of the first and second annual meetings of the stockholders of the combined company following the closing of the mergers, and the combined company’s proxy materials with respect to each such annual meeting will include the recommendation of the board of directors of the combined company that its stockholders vote to reelect each legacy PACW director to the same extent as recommendations are made with respect to other directors of the combined company.
At the bank merger effective time, in accordance with the PACW Bank bylaws in effect as of immediately prior to the bank merger effective time, the number of directors that will comprise the full board of directors of the surviving bank will be 12, of which (i) eight will be the legacy BANC directors, (ii) three will be the legacy PACW directors and (iii) one will be the Warburg director. Subject to the receipt of any necessary consent or non-objection of any governmental entity, the Chairman of the board of directors of the surviving bank will be the same individual who serves as the Chairman of the board of directors of the BANC N.A. immediately prior to the effective time.
Management of the Combined Company after the Mergers
The merger agreement provides that the Chief Executive Officer of BANC immediately prior to the second effective time will be the Chief Executive Officer of the combined company immediately following the second effective time and will continue as such until his resignation, removal or death.

Headquarters and Name of the Combined Company
Effective as of the effective time, (i) the headquarters of BANC (and, as of the second effective time, the combined company) will be located in Los Angeles, California, and the headquarters of PACW Bank (and, as of the effective time of the bank merger, the surviving bank) will be located in Los Angeles, California or as otherwise mutually agreed in writing by the parties, and (ii) the name of BANC (and, as of the second effective time, the combined company) will be “Banc of California, Inc.” and the name of PACW Bank (and, as of the effective time of the bank merger, the surviving bank) will be “Banc of California.”
Stockholder Meetings and Recommendations of BANC’s and PACW’s Boards of Directors
BANC has agreed to call a meeting of its stockholders for the purpose of voting upon the approval of the BANC issuance, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable. PACW has agreed to call a meeting of its stockholders for the purpose of voting upon the adoption of the merger agreement, and to use reasonable best efforts to cause the meeting to occur as soon as reasonably practicable.
Subject to the paragraph immediately following, each of BANC and PACW and their respective boards of directors must use its reasonable best efforts to obtain from the BANC stockholders and PACW stockholders, as applicable, the requisite BANC stockholder approval and the requisite PACW stockholder approval, as applicable, including by communicating to the BANC stockholders and the PACW stockholders, as applicable, its recommendation that, the BANC stockholders approve the BANC issuance proposal, in the case of the BANC board of directors, or adopt the PACW merger proposal, in the case of the PACW board of directors (the “BANC board recommendation” and the “PACW board recommendation,” respectively). Each of BANC and PACW and their respective boards of directors will not, and no committee of the BANC board of directors or the PACW board of directors will, (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, (ii) fail to make the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, (iii) adopt, approve, recommend or endorse an acquisition proposal (as defined in the section entitled “—Agreement Not to Solicit Other Offers” below) or publicly announce an intention to adopt, approve, recommend or endorse an acquisition proposal, (iv) fail to publicly and without qualification (a) recommend against any acquisition proposal or (b) reaffirm the BANC board recommendation, in the case of BANC, or the PACW board recommendation, in the case of PACW, in each case within ten business days (or such fewer number of days as remains prior to the BANC stockholder meeting or the PACW stockholder meeting, as applicable) after an acquisition proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “recommendation change”).
However, subject to certain termination rights described in the section entitled “—Termination of the Merger Agreement” below, if the BANC board of directors or the PACW board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC board recommendation or the PACW board recommendation, as applicable, then, in the case of BANC, prior to the receipt of the requisite BANC stockholder approval, and in the case of PACW, prior to the receipt of the requisite PACW stockholder approval, such board of directors may submit the BANC issuance proposal to the BANC stockholders or the PACW merger proposal to the PACW stockholders, as applicable, without recommendation (although the resolutions approving the merger agreement as of the date of the merger agreement may not be rescinded or amended), in which event such board of directors may communicate the basis for its lack of a recommendation to its stockholders to the extent required by law; provided, that such board of directors (i) gives the other party at least four business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party (provided, that such other party will not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC board recommendation or the PACW board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period, and any material change or development with respect to any other event or circumstances will also require a new notice period.
Each of BANC and PACW must adjourn or postpone the BANC stockholder meeting or the PACW stockholder meeting, as applicable, if there are insufficient shares of BANC common stock or PACW common stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, BANC or PACW, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite BANC stockholder approval or the requisite PACW stockholder approval, and each of BANC and PACW, as applicable, must continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the BANC stockholder vote or PACW stockholder vote, respectively; provided, that the foregoing will not restrict in any way each of the boards of directors of BANC or PACW from making a recommendation change and disclosing such recommendation change and the basis and reasons therefor. Notwithstanding anything to the contrary therein, but subject to the obligation to adjourn or postpone the BANC stockholder meeting or the PACW stockholder meeting, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its stockholders and to submit the BANC issuance proposal to a vote of the BANC stockholders, in the case of BANC, and the PACW merger proposal to a vote of the PACW stockholders, in the case of PACW.
Agreement Not to Solicit Other Offers
Each of BANC and PACW has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than PACW, in the case of BANC, or BANC, in the case of PACW, with respect to any acquisition proposal.
Each of BANC and PACW has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations with any person concerning any acquisition proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal or (iv) unless the merger agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with the applicable terms of the merger agreement) in connection with or relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to BANC or PACW, as applicable, other than the transactions contemplated by the merger agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its subsidiaries or 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite PACW stockholder approval, in the case of PACW, or the requisite BANC stockholder approval, in the case of BANC, a party receives an unsolicited bona fide written acquisition proposal, such party may, and may permit its subsidiaries and its and their subsidiaries’ representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the PACW board of directors or BANC board of directors, as applicable, concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law, provided, that prior to furnishing any such confidential or nonpublic information, such party enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to such party than the confidentiality agreement, dated May 4, 2023, between BANC and PACW, as amended by Amendment No. 1 thereto, dated as of June 30, 2023, and as amended by Amendment No. 2 thereto, dated as of July 25, 2023, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.
Each of BANC and PACW has also agreed to (i) promptly (and, in any event, within 24 hours) advise the other party following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal), will provide the other party with an unredacted copy of any such acquisition proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or acquisition proposal in connection with such inquiry or acquisition proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party in accordance with the terms thereof.
Conditions to Complete the First Merger
As more fully described elsewhere in this joint proxy statement/prospectus and in the merger agreement, the completion of the first merger depends on a number of conditions being satisfied or waived. These conditions include:
•	(i) the BANC issuance having been approved by the BANC stockholders by the requisite BANC vote and (ii) the merger agreement having been adopted by the PACW stockholders by the requisite PACW vote;
•
BANC having filed a supplemental listing application in respect of the BANC common stock and the new BANC preferred stock that is issuable pursuant to the merger agreement in accordance with NYSE’s rules, and no further action being required to authorize such additional shares for listing, subject to official notice of issuance (this condition will be satisfied upon the authorization for listing of the BANC depositary shares; see the section entitled “The Transactions—Stock Exchange Listings” beginning on page 116 of this joint proxy statement/prospectus);

•
(i) all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, and (ii) no governmental entity having imposed, and no requisite regulatory approval containing, any materially burdensome regulatory condition;

•
the registration statement of which this joint proxy statement/prospectus is a part having become effective under the Securities Act and no stop order suspending the effectiveness of such registration statement having been issued, and no proceedings for such purpose having been initiated or threatened by the SEC and not withdrawn;

•
no order issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement being in effect, and no law having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the mergers, the bank merger, the BANC issuance or any of the other transactions contemplated by the merger agreement;

•	the consummation of the equity financing occurring substantially concurrently with the closing;
•
the accuracy of the representations and warranties of the each party contained in the merger agreement generally as of the date on which the merger agreement was entered into and as of the closing date, subject to the materiality standards provided in the merger agreement (and the receipt by each party of a certificate, dated as of the closing date and signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect);

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the closing (and the receipt by each party of a certificate, dated as of the closing date, signed on behalf of the other party by the chief executive officer or the chief financial officer, to the foregoing effect); and

•
receipt by each party of an opinion of its legal counsel, in form and substance reasonably satisfactory to such party, dated as of the closing date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code.

Neither BANC nor PACW can provide assurance as to when or if all of the conditions to the first merger can or will be satisfied or waived by the appropriate party.
Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the closing (or such earlier time specified below) in the following circumstances:
•	by mutual written consent of BANC and PACW;
•
by either BANC or PACW if any governmental entity that must grant a requisite regulatory approval has denied approval of the mergers or the bank merger and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the mergers, the bank merger, or the other transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements under the merger agreement;

•
by either BANC or PACW if the first merger has not been consummated on or before April 25, 2024, unless the failure of the closing to occur by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its obligations, covenants and agreements of such party under the merger agreement; provided, however, that if (i) all of the conditions to BANC or PACW’s obligation to consummate the closing, other than conditions relating to a requisite regulatory approval, have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the closing, so long as such conditions are reasonably capable of being satisfied), then the termination date will automatically be extended to July 25, 2024, and (ii) the condition satisfaction date has occurred, then the termination date will be extended to the first business day following the date on which the closing is contemplated to occur pursuant to the merger agreement;

•
by either BANC or PACW (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true or correct) set forth in the merger agreement on the part of PACW, in the case of a termination by BANC, or on the part of BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true and correct), would constitute, if occurring or continuing on the closing date, the failure of a closing condition of the terminating party and which is not cured within 45 days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by PACW prior to such time as the requisite BANC stockholder approval is obtained, if (i) BANC or the BANC board of directors (or a committee thereof) has made a recommendation change or (ii) BANC or the BANC board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

•
by BANC prior to such time as the requisite PACW stockholder approval is obtained, if (i) PACW or the PACW board of directors (or a committee thereof) has made a recommendation change or (ii) PACW or the PACW board of directors has breached certain covenants related to stockholder approvals or acquisition proposals in any material respect;

•
by BANC, if there is a material adverse effect on PACW under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus, with clause (y) of such definition being applicable if (i) PACW’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount, (ii) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of PACW is less than the PACW reference common equity tier 1 capital amount or (iii) any governmental entity has appointed the FDIC as receiver or conservator for PACW Bank; or

•
by PACW, if there is a material adverse effect on BANC under clause (y) of the definition of “material adverse effect” in this joint proxy statement/prospectus, with clause (y) of such definition being applicable if (i) BANC’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the BANC reference net wholesale funding amount, (ii) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of BANC is less than the BANC reference common equity tier 1 capital amount, except as a result of certain agreed upon matters, or (iii) any governmental entity has appointed the FDIC as receiver or conservator for BANC N.A.

The party desiring to terminate the merger agreement pursuant to any of the above bullets (other than the first bullet) must give written notice of such termination to the other party in accordance with the merger agreement, specifying the provision or provisions of the merger agreement pursuant to which such termination is effected.
Effect of Termination
In the event of termination of the merger agreement by either BANC or PACW as provided under the section entitled “—Termination of the Merger Agreement” above, the merger agreement will become void and have no effect, and none of BANC, PACW, any of their respective subsidiaries or any of the officers or directors of any of them will have any liability of any nature whatsoever under the merger agreement, or in connection with the transactions contemplated by the merger agreement, except that (i) designated provisions of the merger agreement will survive any termination of the merger agreement, including those relating to the confidential treatment of information, public announcements, the effect of termination, including the termination fee and expense reimbursement, each described below, and certain general provisions, and (ii) neither BANC, Merger Sub nor PACW will be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of the merger agreement.
Termination Fee and Expense Reimbursement
PACW will pay BANC a termination fee equal to $39,500,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to PACW has been communicated to or otherwise made known to the PACW board of directors or PACW’s senior management or has been made directly to PACW stockholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the PACW stockholder meeting) an acquisition proposal with respect to PACW, and (i) (a) thereafter, the merger agreement is terminated by either BANC or PACW because the first merger has not been consummated on or prior to the termination date, and PACW has not obtained the requisite PACW stockholder approval, but all other conditions to PACW’s obligation to complete the first merger have been satisfied or were capable of being satisfied prior to such termination, or (b) thereafter, the merger agreement is terminated by BANC as a result of a willful breach of the merger agreement by PACW that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is 12 months after the date of such termination, PACW enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then PACW will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BANC the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•
in the event that the merger agreement is terminated by BANC pursuant to the sixth bullet under the section entitled “—Termination of the Merger Agreement” above, then PACW will pay BANC the termination fee within two business days of the date of termination.

BANC will pay PACW the termination fee if the merger agreement is terminated in the following circumstances:
•
in the event that after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal with respect to BANC has been communicated to or otherwise made known to the BANC board of directors or BANC’s senior management or has been made directly to BANC stockholders generally or any person has publicly announced (and not withdrawn at least two business days prior to the BANC stockholder meeting) an acquisition proposal with respect to BANC, and (i) (a) thereafter, the merger agreement is terminated by either BANC or PACW because the first merger has not been consummated on or prior to the termination date, and BANC has not obtained the requisite BANC stockholder approval, but all other conditions to BANC’s obligation to complete the first merger have been satisfied or were capable of being satisfied prior to such termination, or (b) thereafter, the merger agreement is terminated by PACW as a result of a willful breach of the merger agreement by BANC that would constitute the failure of an applicable closing condition, and (ii) prior to the date that is 12 months after the date of such termination, BANC enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), then BANC will, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay PACW the termination fee (provided, that for purposes of this bullet, all references in the definition of acquisition proposal to “25%” will instead refer to “50%”); and

•
in the event that the merger agreement is terminated by PACW pursuant to the fifth bullet under “The Merger Agreement—Termination of the Merger Agreement” above, then BANC will pay PACW the termination fee within two business days of the date of termination.

In the event the merger agreement is terminated (other than pursuant to the fourth bullet, the second to last bullet and the last bullet under the section entitled “—Termination of the Merger Agreement” above), then BANC and PACW will make proper provision (which may include reimbursement by one such party to the other such party) such that BANC bears 19.64% of the BSR Costs and PACW bears 80.36% of all BSR costs.
In the event the merger agreement is terminated by BANC pursuant to the fourth bullet or the second to last bullet under the section entitled “—Termination of the Merger Agreement” above, then PACW will promptly reimburse BANC for all BSR costs paid or incurred by BANC or any of its subsidiaries. In the event the merger agreement is terminated by PACW pursuant to the fourth bullet or the last bullet under the section entitled “—Termination of the Merger Agreement” above, then BANC will reimburse PACW for all BSR costs paid or incurred by PACW or any of its subsidiaries. Any payment required to be made by BANC or PACW under this section of the merger agreement must be made promptly (and in any event, no later than two business days following any request for payment made by the party entitled to payment to the other party).
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus and all filing and other fees paid to the SEC or any other governmental entity in connection with the merger will be borne equally by BANC and PACW.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval, except that after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval, there may not be, without further approval of BANC stockholders or PACW stockholders, as applicable, any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the closing of the mergers, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite BANC stockholder approval or the requisite PACW stockholder approval there may not be, without further approval of BANC stockholders or PACW stockholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of either of the parties to any such extension or waiver will be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition will not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the BANC board of directors will be subject to the laws of the State of Maryland and except for the terms of the merger agreement with respect to which the MGCL expressly applies).
Specific Performance
BANC and PACW will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the first merger), in addition to any other remedy to which they are entitled at law or in equity. Each of BANC and PACW waives any defense in any action for specific performance that a remedy at law would be adequate and any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
Voting Agreements
PACW Voting Agreements
Each member of the PACW board of directors has entered into a voting agreement with BANC (collectively, the “PACW voting agreements”) in which such director has agreed to vote all PACW common stock that such director owns and has the power to vote in favor of the PACW merger proposal and any other matter that is reasonably necessary to be approved by the stockholders of PACW to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the PACW board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to PACW’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the PACW record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of PACW common stock, allowing them to exercise approximately [ ]% of the voting power of PACW common stock (which does not include shares issuable upon the exercise, vesting or settlement of PACW equity-based awards that were not outstanding as of the close of business on the PACW record date).
In addition, certain stockholders who executed a voting agreement agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any shares of PACW common stock or (ii) except as set forth in the applicable voting agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of their shares of PACW common stock, and not commit or agree to take any of the foregoing actions, subject in each case to certain limited exceptions set forth in the PACW voting agreements.
The PACW voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.
The foregoing description of the PACW voting agreements is only a summary, and stockholders are urged to read the form of PACW voting agreement attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.

BANC Voting Agreements
Each member of the BANC board of directors has entered into a voting agreement with PACW (collectively, the “BANC voting agreements”) in which such director has agreed to vote all BANC common stock that such director owns and has the power to vote in favor of the BANC issuance proposal and any other matter that is reasonably necessary to be approved by the stockholders of BANC to facilitate the consummation of the transactions contemplated by the merger agreement. Each member of the BANC board of directors also agreed to vote against any proposal made in opposition to the approval of the adoption of the merger agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the merger agreement, against any acquisition proposal and against any proposal, transaction, agreement or amendment to BANC’s organizational documents or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the first merger. As of the close of business on the BANC record date, such persons beneficially owned and were entitled to vote, in the aggregate, [ ] shares of BANC common stock, allowing them to exercise approximately [ ]% of the voting power of BANC common stock (which does not include shares issuable upon the exercise, vesting or settlement of BANC equity-based awards that were not outstanding as of the close of business on the BANC record date).
In addition, certain stockholders who executed a voting agreement agreed not to (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any shares of BANC common stock or (ii) except as set forth in the applicable voting agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of their shares of BANC common stock, and not commit or agree to take any of the foregoing actions, subject in each case to certain limited exceptions set forth in the BANC voting agreements.
The BANC voting agreements terminate in certain circumstances, including in the event that the merger agreement is terminated in accordance with its terms.
The foregoing description of the BANC voting agreements is only a summary, and stockholders are urged to read the form of BANC voting agreement attached as Exhibit B to the Merger Agreement, which is attached as Annex A to this joint proxy statement/prospectus, and is incorporated herein by reference.

THE INVESTMENT AGREEMENTS
This section of the joint proxy statement/prospectus describes the material terms of the investment agreements, the NVCE articles supplementary, the warrants and the registration rights agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of (a) the investment agreements (which are attached as Annex B and Annex C to this document), (b) the NVCE articles supplementary (a form of which is attached as Annex E to this document), (c) the warrants (forms of which are attached as Annex F and Annex G to this document) and (d) the registration rights agreement (a form of which is attached as Annex H to this document), which are, in each case, incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the investment agreements that is important to you. We urge you to read the full text of the investment agreements the NVCE articles supplementary, the warrants and the registration rights agreement, as such agreements are the legal documents governing the investments. This section is not intended to provide you with any factual information about BANC. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings BANC makes with the SEC as described in the section entitled “Where You Can Find More Information” beginning on page 201 of this joint proxy statement / prospectus.
The Investments
Concurrently with its entry into the merger agreement, BANC entered into separate investment agreements, each dated as of July 25, 2023, with the Investors. On the terms and subject to the conditions set forth in the investment agreements, at the investment closing, the Investors will invest an aggregate of $400 million in exchange for the sale and issuance by BANC of approximately (a) 21.8 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, and the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock. The investments are contingent upon the consummation of the mergers in accordance with the merger agreement, and are subject to the satisfaction or waiver of certain other closing conditions, as described in “—Conditions to Closing the Investment Agreements.” The investment agreements will terminate following the occurrence of certain events, including: (i) automatically upon the valid termination of the merger agreement in accordance with its terms, (ii) with the mutual written consent of BANC and the applicable Investors, (iii) following written notice from either BANC or the applicable Investor following either (x) the applicable investment closing having not occurred on or prior to April 25, 2024 (which will be automatically extended to July 25, 2024 in certain circumstances set forth in the investment agreements) or (y) certain breaches of the investment agreements by the other party (subject to certain exceptions and following applicable cure periods) and (iv) by either BANC or the applicable Investors if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing has denied approval of the transactions contemplated by the applicable investment agreement (subject to certain exceptions). For more information on the terms of the investment agreements, see the section titled “—The Investment Agreements” below.
The terms of the BANC NVCE stock will be established in the articles supplementary for the BANC NVCE stock (the “NVCE articles supplementary”), which will be filed with the Maryland Department of State prior to the consummation of the investments. The conversion price of the BANC NVCE stock will initially be $12.30 per share and convertible on a one-to-one basis with BANC common stock, subject to adjustments as set forth in the NVCE articles supplementary. For more information on the terms of the BANC NVCE stock, see the section titled “—The NVCE Articles Supplementary” below.
The Investment Agreements
The following is a summary of the material terms of the investment agreements and is subject to, and qualified in its entirety by reference to, the complete text of the investment agreements. We encourage you to read the investment agreements, which are attached hereto as Annex B and Annex C.

Purchase and Sale
Warburg Investment Agreement
The Warburg investment agreement provides that, among other things, at the Warburg investment closing, on the terms and subject to the conditions set forth in the Warburg investment agreement, the Warburg Investors will invest, an aggregate of $325 million in exchange for the sale and issuance by BANC of approximately (a) 15.7 million shares of BANC common stock and (b) 10.8 million shares of BANC NVCE stock, in each case, at a purchase price of $12.30 per share. In addition, the Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock, with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock (the “Warburg warrants” and collectively with the BANC common stock and the BANC NVCE stock to be issued pursuant to the Warburg investment agreement, the “Warburg investment”). The Warburg warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
Centerbridge Investment Agreement
The Centerbridge investment agreement provides that, among other things, at the closing of the Centerbridge investment, on the terms and subject to the conditions set forth in the Centerbridge investment agreement, the Centerbridge Investor will invest an aggregate of $75 million in exchange for the sale and issuance by BANC of approximately 6.1 million shares of BANC common stock at a purchase price of $12.30 per share. In addition, the Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock (the “Centerbridge warrants” and collectively with the BANC common stock issued pursuant to the Centerbridge investment agreement, the “Centerbridge investment”). The Centerbridge warrants carry a term of seven years but are subject to mandatory exercise when the market price of BANC common stock reaches or exceeds $24.60 for 20 or more trading days during any 30-consecutive trading day period, a 100% premium to the price paid by the Investors for BANC common stock.
Closing
On the terms and subject to the conditions set forth in the investment agreements, the closing of each investment will take place substantially concurrently with the merger closing by electronic exchange of documents, subject to the satisfaction or, to the extent permitted by applicable law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in the applicable investment agreement (other than those conditions that by their nature are to be satisfied at the applicable investment closing, but subject to satisfaction or, to the extent permitted by applicable law, written waiver of those conditions by the party entitled to grant such waiver).
Representations and Warranties
The investment agreements contain representations and warranties made by BANC relating to a number of matters, which are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by BANC to the Investors and (ii) qualified by the reports of BANC filed with the SEC after January 1, 2023 (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature). The investment agreements contain representations and warranties made by the Investors relating to a number of matters.
In addition, certain representations and warranties of BANC and the Investors are qualified as to “materiality” and certain representations and warranties of BANC are qualified as to “material adverse effect.” For purposes of the investment agreements, a “material adverse effect” means (a) with respect to BANC, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of BANC and its subsidiaries taken as a whole or (ii) the ability of BANC to timely consummate the investment closing, (b) with respect to PACW, (i) PACW’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the PACW reference net wholesale funding amount or (ii) any governmental entity has appointed the FDIC as receiver or conservator for

PACW Bank, (c) with respect to BANC, (i) BANC’s net wholesale funding amount as of the measurement time is at least $1,750,000,000 greater than the BANC reference net wholesale funding amount or (ii) any governmental entity has appointed the FDIC as receiver or conservator for BANC N.A. or (d) as of the measurement time, the common equity tier 1 capital (as defined in 12 C.F.R. 217.20) of (i) PACW is less than the PACW reference common equity tier 1 capital amount or (ii) BANC is less than the BANC reference common equity tier 1 capital amount.
However, with respect to clause (a)(i), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the investment agreements, in U.S. GAAP or applicable regulatory accounting requirements;
•
changes, after the date of the investment agreements, in laws, rules or regulations (including pandemic measures) of general applicability to companies in the industries in which BANC and its subsidiaries operate, or interpretations thereof by courts or other governmental entities;

•
changes, after the date of the investment agreements, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to BANC or its subsidiaries (including any such changes arising out of a pandemic or any pandemic measures);

•
changes, after the date of the investment agreements, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including a pandemic);

•
public disclosure of the execution of the investment agreements or the merger agreement or public disclosure of the consummation of the transactions contemplated by the investment agreements or the merger agreement (including any effect on a party’s relationships with its customers or employees) (subject to certain exceptions) or actions expressly required by the investment agreements or the merger agreement or that are taken with the prior written consent of the Investors in contemplation of the transactions contemplated by the investment agreements or the merger agreement (subject to certain exceptions);

•
a decline in the trading price of BANC’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by the enumerated exceptions to the defined term “material adverse effect”);

•
any stockholder litigation arising out of, related to, or in connection with the investment agreements, the merger agreement, the mergers or the investments that is brought or threatened against BANC or its board of directors from and following the date of the investment agreements and prior to the applicable investment closing (subject to certain exceptions); or

•	the expenses incurred by BANC in negotiating, documenting, effecting and consummating the transactions contemplated by the investment agreements or the merger agreement, except, with respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of BANC and its subsidiaries, taken as a whole, as compared to other companies in the industry in which BANC and its subsidiaries operate.
Generally, the representations and warranties in the investment agreements survive the applicable investment closing for a period of 12 months and will, except in the case of Fraud (as defined in the investment agreements), thereafter expire. Certain representations and warranties of BANC in the investment agreements will survive each applicable investment closing for 36 months, including those representations and warranties made by BANC relating to Company Fundamental Reps (as defined in the investment agreements). No representations and warranties in either of the investment agreements will survive in the event such investment agreement is terminated.

Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Investments
Prior to the applicable investment closing (or earlier termination of the applicable investment agreement), except (a) as required by law, (b) as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as may be expressly contemplated or required by the applicable investment agreement (including as set forth in BANC’s confidential disclosure schedules thereto) or expressly contemplated, required or permitted by the merger agreement, BANC will, and will cause its subsidiaries to (i) carry on its business in the ordinary course of business in all material respects, (ii) use reasonable best efforts to maintain and preserve its and its subsidiaries’ advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (iii) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (iv) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any governmental entity in connection with the transactions contemplated by the applicable investment agreement (it being understood that clause (iv) will not require BANC to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any governmental entities that would or would be reasonably be expected to cause a materially burdensome regulatory condition).
Additionally, prior to the applicable investment closing, except (a) as required by law, (b) as consented to in writing by the Investors (such consent not to be unreasonably withheld, conditioned or delayed) or (c) as may be expressly contemplated or required by the applicable investment agreement (including as set forth in BANC’s confidential disclosure schedules thereto) or expressly contemplated, required or permitted by the merger agreement, BANC will not, and will cause its subsidiaries not to, take any of the following actions:
•	adjust, split, combine or reclassify any capital stock;
•
make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (a) regular quarterly cash dividends at a rate not in excess of $0.10 per share of BANC common stock, (b) dividends paid by any of BANC’s subsidiaries to BANC or any of its wholly owned subsidiaries, or (c) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements);

•
issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of BANC or any of its subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of BANC or any of its subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than intellectual property) to any individual, corporation or other entity other than a wholly-owned subsidiary of BANC, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of the applicable investment agreement;

•	amend the BANC charter, BANC bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect the Investors;
•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Merger Agreement Amendments, Consents and Waivers
Under the investment agreements, BANC may not, without the prior written consent of the Investors, (a) amend, modify or agree to waive certain sections in the merger agreement relating to (i) the exchange ratio, (ii) the definition of a materially burdensome regulatory condition and certain actions that BANC and PACW may take, or refrain from taking, with respect to regulatory matters, (iii) the amended and restated certificate of incorporation of the surviving entity in the first merger and amended and restated bylaws of the surviving entity in the first merger, (iv) certain prohibited (A) adjustments, splits, combinations or reclassifications of capital stock by PACW, (B) equity issuances by PACW, (C) dispositions by PACW of its material properties or assets and (D) material restructuring or changes by PACW of its investment securities or derivatives portfolio or its interest rate exposure, in each case, prior to the merger closing, (v) the investment agreements, (vi) the conditions to the merger closing and (vii) the provisions governing termination and amendment of the merger agreement, and (b) except with respect to any matter that is otherwise expressly permitted by certain exceptions to the foregoing clause (a), amend, modify or agree to any waiver of any term or provision in the merger agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the merger agreement.
Regulatory Matters
BANC and the Investors have agreed to cooperate and consult with each other and use their reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and governmental entities that are necessary or advisable to consummate the transactions contemplated by the investment agreements and the merger agreement as promptly as reasonably practicable following the date of the investment agreements, and to respond to any request for information from any governmental entity relating to the foregoing, so as to enable the parties to the investment agreements to consummate the transactions contemplated by the investment agreements.
To the extent permitted under applicable law, BANC and the Investors have agreed to promptly advise each other upon receiving any communications from any governmental entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by the investment agreements that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization will not be obtained or that the receipt of any such approval, consent or authorization will be materially delayed or conditioned.
Transfer Restrictions
From and after the applicable investment closing, subject to certain exceptions, the Investors will be subject to lock-up restrictions pursuant to which they will not (and will not permit their respective affiliates to), directly or indirectly, Transfer (as defined below) any securities acquired pursuant to the applicable investment agreement for 90 days following the consummation of the applicable investment closing (such 90-day period, the “lock-up period”). Following the lock-up period, the lock-up restrictions described above will cease to apply with respect to the Centerbridge Investor and, subject to certain exceptions, will cease to apply to the Warburg Investors with respect to 75% of the securities acquired pursuant to the Warburg investment agreement until the 180-day anniversary of the Warburg investment closing (such 180-day period, the “Warburg lock-up period”). Following the Warburg lock-up period, the lock-up restrictions will cease to apply to the Warburg Investors. As used in the investment agreements, “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Additionally, BANC and the Warburg Investors agreed that, from and after the Warburg investment closing, subject to certain exceptions, the Warburg Investors will not (and will not permit their affiliates to), directly or indirectly, Transfer any shares of (x) BANC NVCE stock (including shares of BANC NVCE stock for which the warrant issuable under the Warburg investment agreement may be exercised) to any person and (y) BANC common stock acquired pursuant to the Warburg investment agreement, including any shares of BANC common stock into which any shares of BANC NVCE stock are converted (including at the time of any such Transfer), to any (i) as of any date of determination, person that is identified on the most-recently available “SharkWatch 50” list as of such date, (ii) competitor of BANC or any of its subsidiaries set forth in BANC’s confidential disclosure schedules delivered to the Warburg Investors or (iii) person that is, among other things, the subject or target of certain sanctions laws.
BANC and the Warburg Investors agreed that, subject to certain exceptions, following the Warburg investment closing, (a) the Warburg Investors may Transfer up to 2,032,520 shares of BANC NVCE stock and (b) after the one hundred and eighty (180) day anniversary of such closing, a certain number of shares of BANC NVCE stock issuable pursuant to the Warburg warrant, in each case, to an agreed upon permitted transferee or certain of its affiliates (the “specified transferee”), so long as such specified transferee agrees to be subject to certain obligations under the Warburg investment agreement (including certain transfer restrictions).
Certain Additional Covenants
Each investment agreement also contains additional covenants, including, among others, covenants relating to the Investors’ right to access certain information of BANC (and its subsidiaries), confidentiality obligations of the parties to the applicable investment agreement, public announcements with respect to the transactions contemplated by the applicable investment agreement, certain bank regulatory matters, the reservation for issuance by BANC of certain shares of BANC common stock issuable under or in connection with the applicable investment agreement and the listing of the shares of BANC common stock to be issued under or in connection with the applicable investment agreement.
Additional Warburg Investors Rights and Covenants
The following is a summary of certain rights and covenants solely in the Warburg investment agreement and is subject to, and qualified in its entirety by reference to, the complete text of the Warburg investment agreement. We encourage you to read the Warburg investment agreement, which is attached hereto as Annex B.
Governance Rights
BANC and the Warburg Investors agreed that, at the Warburg investment closing, BANC will, as promptly as reasonably practicable, cause the Warburg director to be appointed to the BANC board of directors; provided that the Warburg director must be (i) reasonably acceptable to BANC and (ii) satisfy any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of the NYSE or similar authority, or any federal or state banking laws, as determined in BANC’s reasonable discretion.
So long as the Warburg Investors, together with their affiliates, beneficially own in the aggregate the lesser of (a) 5.0% of the outstanding shares of BANC common stock (on an As-Converted Basis (as defined in the Warburg investment agreement)) and (b) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing (the “Director Rights Period”), as adjusted from time to time for any reorganization, recapitalization, stock dividend, stock split, reverse stock split or other like changes in BANC’s capitalization, BANC agreed to (i) include the Warburg director in BANC’s slate of director nominees and recommend to BANC stockholders that BANC stockholders vote in favor of electing the Warburg director to the BANC board of directors at BANC’s annual meeting of stockholders and (ii) use reasonable best efforts to have the Warburg director elected as a director of BANC, including soliciting proxies to the same extent as it does for any other nominee of the BANC board of directors.
BANC Exemption Amendment Proposal
BANC agreed that, (x) at the meeting of BANC stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus and (y) if the BANC exemption amendment proposal is not approved at such stockholder meeting and the Warburg investment closing occurs, at each annual meeting of BANC stockholders following the Warburg investment closing until such time the BANC exemption amendment proposal is approved, it will use reasonable best efforts (including recommending the BANC exemption amendment proposal to BANC stockholders) to (i) submit to BANC stockholders a proposal to amend Section F of Article 6 of the BANC charter in a manner to exempt the Warburg Investors and their affiliates (but not any other BANC stockholder) from the application of Section F of Article 6 of the BANC charter and (ii) obtain the requisite approval of BANC stockholders of the BANC exemption amendment proposal at any such meeting of its stockholders; provided that following the first anniversary of the Warburg investment closing, BANC’s obligations contained in the preceding clause (y) will be subject to receipt of a written request from the Warburg Investors no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting. If BANC obtains the requisite approval of its stockholders of the BANC exemption amendment proposal, BANC will (a) if such requisite approval was obtained at the meeting of BANC stockholders to be held to vote on the matters proposed in this joint proxy statement/prospectus, in connection with the Warburg investment closing, file the BANC exemption amendment proposal with the Maryland Department of State or (b) if such requisite approval was obtained at an annual meeting of stockholders of BANC following the date of the Warburg investment closing, as promptly as practicable thereafter, file the BANC exemption amendment proposal with the Maryland Department of State.
Covenants Regarding BANC NVCE Stock
BANC agreed that, upon the written request of either the Warburg Investors or the specified transferee, at any time following the ninetieth (90th) day after the date of the Warburg investment closing, the Warburg Investors, the specified transferee, and BANC will cooperate in good faith with the Warburg Investors or the specified transferee, as applicable, and use their respective reasonable best efforts to permit the Warburg Investors, such specified transferee or their respective permitted transferees, as applicable, as promptly as practicable, to exchange all or a portion of such person’s shares of BANC NVCE stock (including shares of BANC NVCE stock into which the warrants issued to the Warburg Investors may be exercised) for shares of BANC common stock or BANC NVCE stock. However, any such exchange, and BANC’s obligations to effect such exchange, will be subject to (a) receipt of any required permit, authorization, consent, order or approval from any governmental entity in connection with any such exchange and (b) (other than for the specified transferee) receipt of the requisite approval by BANC stockholders of the BANC exemption amendment proposal. Additionally, to the extent any approval of BANC stockholders is required for such exchange, (x) the Warburg Investors’ request for such exchange will be made no later than 30 business days prior to the anniversary of the date on which BANC first filed its proxy materials for the preceding annual BANC stockholder meeting and (y) BANC will not have any obligation to call a special meeting of BANC stockholders.
If the Federal Reserve or any other applicable banking regulator provides notice or other communication to BANC that the BANC NVCE stock will not, or is not reasonably expected to, be treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 or any similar or successor regulation governing the capital adequacy of banking organizations, then (a) BANC will, at the Warburg investment closing, (i) sell and issue to the Warburg Investors, and the Warburg Investors will purchase from BANC, solely shares of BANC common stock (rather than BANC NVCE stock) at the same per share price and on the same terms and conditions as set forth in the Warburg investment agreement and (ii) issue to the Warburg Investors the warrants issuable to the Warburg Investors under the Warburg investment agreement with the shares thereunder being BANC common stock (rather than BANC NVCE stock) and (b) the parties will cooperate in good faith to make any amendments, supplements or modifications to the Warburg investment agreement as may be necessary to reflect such changes and give effect to the intention of the parties.
If, as a result of, or pursuant to, the provisions of the two foregoing paragraphs in this section entitled “Covenants Regarding BANC NVCE Stock”, the Warburg Investors will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring, ten percent (10%) or more of a class of voting securities of BANC, then the Warburg investment agreement automatically implements certain additional terms and conditions, including: (a) the obligation of the Warburg Investors, on the one hand, and BANC, on the other hand, to effect the Warburg investment closing is subject to receipt of any additional approval, consent or non-objection of the Federal Reserve or any other governmental entity (whether sought pursuant to the CIBC Act, the CFC or incorporated within a governmental entity’s consideration of applications made by BANC) required in connection with the acquisition or control of 10% or more of a class of voting securities of BANC (the “voting regulatory approvals”); (b) each of the Warburg Investors and BANC will use (and cause its affiliates to use) its and their reasonable best efforts to obtain the voting regulatory approvals, including by furnishing to the Federal Reserve or other applicable governmental entity such information as is usual and customary in connection with such applications by similarly situated investors or issuers, as applicable, but subject to certain limitations; (c) the condition to closing relating to the absence of “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act, and the applicable implementing regulations thereunder, as it relates to the CIBC Act, will not apply; (d) the percentage referenced in the Warburg Investor’s representation related to its post-closing ownership for purposes of the BHC Act or the CIBC Act or their respective implementing regulations will be deemed to be 24.9%; and (e) for purposes of the definition of “Materially Burdensome Condition”, the condition related to the CIBC Act will not apply. However, none of the foregoing will require the Warburg Investors or BANC to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in connection with obtaining the voting regulatory approvals that would or would be reasonably be expected to be a Materially Burdensome Condition, and, in the event that a Materially Burdensome Condition is asserted, BANC will be fully released of its obligations in the provisions of this paragraph and the two foregoing paragraphs in this section entitled “Covenants Regarding BANC NVCE Stock” and any obligation with respect to the BANC exemption amendment proposal.
As used in the investment agreements, “Materially Burdensome Condition” means any action, or commitment to take or refrain from taking any action, or acceptance or agreement to any condition or restriction, in each case, that would reasonably be expected to cause the applicable Investors, their affiliates or any of their partners or principals to (a) “control” BANC or be required to become a bank holding company, in each case, pursuant to the BHC Act; (b) “control” BANC or be required to provide prior notice pursuant to the CIBC Act; (c) serve as a source of financial strength to BANC pursuant to the BHC Act; or (d) enter into any capital or liquidity maintenance agreement or any similar agreement with any governmental entity, provide capital support to BANC, PACW or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, BANC, PACW or any of their respective subsidiaries.
Standstill
Subject to certain exceptions, following the Warburg investment closing, during the Director Rights Period, unless (x) specifically requested in writing in advance by BANC, (y) BANC has given its prior written consent or (z) in connection with the express terms of the Warburg investment agreement, each of the Warburg Investors agreed that neither they nor any of their affiliates will, directly or indirectly (and each of the Warburg Investors will not assist, advise, act in concert or participate with or encourage others to): (a) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership, including beneficial ownership of any material portion of the assets or securities of BANC or any of its subsidiaries, or any rights or options to acquire such ownership (including from any third party); (b) publicly offer to enter into, or publicly or privately propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with BANC or any of its subsidiaries (other than the mergers); (c) (i) call or requisition, or seek to call or requisition, any meeting of BANC stockholders or provide to any third party a proxy, consent or requisition to call any meeting of BANC stockholders, (ii) seek to have BANC stockholders authorize or take corporate action by written consent without a meeting, solicit any consents from BANC stockholders or grant any consent or proxy for a consent to any third party seeking to have the stockholders of BANC authorize or take corporate action by written consent without a meeting, (iii) seek representation on the BANC board of directors (other than the Warburg director), (iv) seek the removal of any member of the BANC board of directors, (v) make a non-binding or precatory vote, of BANC stockholders or (vi) make a request for BANC’s stock ledger pursuant to Section 2-513 of the MGCL; (d) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of BANC or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A); (e) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (a)-(d) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of BANC or its subsidiaries; (f) file a Schedule 13D (or amendment thereto) with respect to BANC or any of its outstanding voting securities, except as required by applicable law; or (g) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the foregoing matters set forth in this paragraph.

Gross-up Rights
BANC and the Warburg Investors agreed that, subject to certain exceptions, following the Warburg investment closing, for so long as the Warburg Investors and their affiliates beneficially own in the aggregate the lesser of (i) 2.5% of the outstanding shares of BANC common stock (on an As-Converted Basis) and (ii) 50% of the BANC common stock (on an As-Converted Basis and after giving effect to any Permitted Transfers (as defined in the Warburg investment agreement)) that the Warburg Investors beneficially own immediately following the Warburg investment closing, solely to the extent permitted by applicable law, if BANC proposes to newly issue a number of shares of BANC common stock or preferred stock convertible to or exchangeable for BANC common stock, then (a) BANC will offer to issue, convey and sell to the Warburg Investors, on such terms that BANC proposes to issue such securities and upon full payment by the Warburg Investors, a portion of such securities proposed to be issued equal to the percentage of BANC common stock beneficially owned by the Warburg Investors (calculated on an As-Converted Basis as of immediately prior to such proposed issuance of the securities), and (b) the Warburg Investors will have the right (but not the obligation) to accept BANC’s offer to purchase any or all of such securities.
Indemnification
Pursuant to the investment agreements, BANC and the Investors agreed to indemnify the other and their respective affiliates from and against all losses (subject to certain exceptions) directly resulting from (a) any inaccuracy in or breach of any representation or warranty of such party set forth in the applicable investment agreement or (b) such party’s breach of any of its agreements or covenants in the applicable investment agreement, in each case, subject to certain limitations.
Conditions to Closing of the Investment Agreements
The investment closing depends on a number of conditions being satisfied or waived, including, among others:
•
no order will have been issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the transactions contemplated by the investment agreements or prohibiting, restraining or enjoining the Investors (or their respective affiliates) from owning any securities issued under or in connection with the investment agreements or voting any voting securities in accordance with the terms thereof will be in effect (and none of the Investors, BANC or BANC N.A. will have received any formal written communication from any governmental entity asserting any of the foregoing that will not have been withdrawn);

•
no applicable law will have been enacted, entered, promulgated or enforced (which remains in effect) by any governmental entity that prohibits or makes illegal consummation of the transactions contemplated by the investment agreements or that prohibits, restrains or enjoins the Investors or their respective affiliates from owning any securities issued under or in connection with the investment agreements or voting any voting securities in accordance with the terms thereof;

•
solely for the Warburg investment agreement, any applicable waiting periods will have expired or been terminated, and any approvals required will have been obtained, in each case, if required to effect the issuance of BANC common stock in lieu of BANC NVCE stock (as further described in “Additional Warburg Investors Rights and Covenants—Covenants Regarding BANC NVCE Stock”) pursuant to the Warburg investment agreement;

•
the applicable Investor having received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the transactions contemplated by the applicable investment agreement will not result in such Investor being deemed to have, or have acquired, “control” of BANC or any of its subsidiaries for purposes of the BHC Act or CIBC Act and the implementing regulations thereunder, either (a) individually or (b) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by the applicable investment agreement contemplated to occur at the applicable investment closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225); provided, however, that, solely for purposes of the Warburg Investors, if the Warburg Investors will acquire or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over BANC or BANC N.A. to be acquiring ten percent (10%) or more of a class of voting securities of BANC, then the foregoing condition to the investment closing, as it relates to the CIBC Act, will not apply;
•
BANC’s having filed the requisite Supplemental Listing Application in respect of the BANC common stock issued under the investment agreements or issuable upon conversion of the BANC NVCE stock or the warrants in accordance with rules of the NYSE, and no further action will be required to authorize such additional shares for listing, subject to official notice of issuance;

•
all of the conditions to the merger closing will have been satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the applicable investment agreement), other than those conditions that by their nature can only be satisfied or waived at the merger closing (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the merger agreement and the applicable investment agreement)), and the first merger will have been consummated, or will be consummated substantially concurrently with the applicable investment closing, in accordance with the terms and conditions of the merger agreement;

•
the purchase and sale of shares of BANC common stock and BANC NVCE stock (with proceeds to BANC in an amount, which together with the other Investors, is greater than or equal to $400,000,000) will have been consummated, or will be consummated substantially concurrently with the applicable investment closing, in all material respects in accordance with the terms and conditions of such other investment agreement;

•
the absence, since the date of the investment agreements, of the occurrence of a “material adverse effect”, and no circumstance, event, change, occurrence, development or effect will have occurred that, individually or in the aggregate, would reasonably be expected to have a “material adverse effect” (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect);

•
the accuracy of the representations and warranties of each party contained in the applicable investment agreement generally as of the date on which the investment agreements were entered into and as of the date of the applicable investment closing, subject to the materiality standards provided in the applicable investment agreement (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect); and

•
the performance by the other party in all material respects of the obligations, covenants and agreements required to be performed by it under the applicable investment agreement at or prior to the applicable investment closing (and the receipt by each party of a certificate signed on behalf of the other party by the chief executive officer, the chief financial officer or authorized signatory (as applicable) to the foregoing effect).

BANC cannot provide assurance as to when or if all of the conditions to the investment agreements can or will be satisfied or waived by the appropriate party.
Termination of the Investment Agreements
Each investment agreement will automatically terminate upon the valid termination of the merger agreement for any reason in accordance with its terms and conditions.
Each investment agreement can be terminated at any time prior to the applicable investment closing in the following circumstances:
•	by mutual written consent of BANC and the applicable Investor;
•
by BANC or the applicable Investor, upon written notice to the other party, in the event that the applicable investment closing does not occur on or before April 25, 2024, unless, if (a) all of the closing conditions in the merger agreement have been satisfied or waived other than the condition (x) related to a requisite regulatory approval or (y) that there will not be in effect any order issued by any court or other governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of any of the transactions contemplated by the merger agreement (to the extent related to a Requisite Regulatory Approval (as defined in the investment agreements)) and (b) all of the closing conditions in the applicable investment agreement have been satisfied or waived other than the condition relating to the satisfaction or waiver of all of the conditions in the merger agreement (and other than those conditions that by their nature can only be satisfied or waived at the closing, so long as such conditions are reasonably capable of being satisfied), then the investment termination date will be automatically extended to July 25, 2024 (the “investment termination date”), except that the foregoing right to terminate will not be available to any party whose failure to fulfill any obligation under the applicable investment agreement will have been the cause of, or will have resulted in, the failure of the applicable investment closing to occur on or prior to such date;
•
by BANC or the applicable Investor if any governmental entity that must grant a Requisite Regulatory Approval (as defined in the investment agreements) to consummate the applicable investment closing (or whose failure to grant such Requisite Regulatory Approval would reasonably be expected to have, individually or in the aggregate, a material adverse effect on BANC) has denied approval of the transactions contemplated by the applicable investment agreement and such denial has become final and nonappealable or any governmental entity has issued a final and nonappealable order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the applicable investment agreement, unless the failure to obtain a Requisite Regulatory Approval has been caused by the failure of the party seeking to terminate the applicable investment agreement to perform the obligations, covenants and agreements of such party;

•
by BANC (so long as BANC is not then in material breach of any representation, warranty, covenant or other agreement contained in the applicable investment agreement that is a condition to the applicable Investor’s obligation to effect the applicable investment closing), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in such investment agreement on the part of such Investor, which breach, either individually or in the aggregate with all other breaches by such Investor, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of such Investor’s covenants or agreements or representations or warranties set forth in such investment agreement, and which is not cured within 45 days following written notice to such Investor, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date); or

•
by the applicable Investor (so long as such Investor is not then in material breach of any representation, warranty, covenant or other agreement contained in the applicable investment agreement that is a condition to BANC’s obligation to effect the applicable investment closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth in such investment agreement on the part of BANC, which breach, either individually or in the aggregate with all such other breaches by BANC, would constitute, if occurring or continuing as of such investment closing, the failure of a condition relating to the absence of a breach of BANC’s covenants or agreements or representations or warranties set forth in such investment agreement, and which is not cured within 45 days following written notice to BANC, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the investment termination date).

Effect of Termination
In the event of termination of an investment agreement by either BANC or the applicable Investor as provided under the section entitled “—Termination of the Investment Agreements” above, the applicable investment agreement will become void and have no effect, and none of BANC, the applicable Investor, any of their respective affiliates or any of the officers, directors, members or partners of any of them will have any liability of any nature whatsoever under such investment agreement, or in connection with the transactions contemplated by such investment agreement, except that (i) designated provisions of the applicable investment agreement relating to the confidential treatment of information, public announcements, the effect of termination and certain general provisions will survive the termination and (ii) neither BANC nor the applicable Investor will be relieved or released from any liability for Fraud or willful and intentional breach of any covenant or agreement set forth in the applicable investment agreement.

Commitment Compensation and Transaction Expenses
BANC and each Investor have agreed that, in the event that (a) the merger agreement is terminated pursuant to its terms and BANC actually receives all or any portion of the termination fee and (b) the applicable investment agreement has not been terminated by BANC due to the applicable Investor’s breach of any of its covenants or agreements or representations or warranties set forth in such investment agreement, BANC will pay the (x) Warburg Investors an amount equal to 16.3% and (y) Centerbridge Investor an amount equal to 3.7%, in each case, of the amount of the termination fee net of BANC’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with the investment agreements and the merger agreement, the transactions contemplated thereby or the recovery of any such termination fee.
In the event that the investment closing occurs, BANC will reimburse each Investor for such Investor’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the transactions contemplated by the applicable investment agreement, subject to certain caps.
The NVCE Articles Supplementary
As a condition to the closing of the Warburg investment, BANC will file with the Maryland Department of State the NVCE articles supplementary designating the BANC NVCE stock and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, of the shares of BANC NVCE stock. The NVCE articles supplementary will be made a part of the BANC charter by the filing of the NVCE articles supplementary with the Maryland Department of State.
The following is a summary of the material terms of the BANC NVCE stock as contained in the NVCE articles supplementary and is subject to, and qualified in its entirety by reference to, the complete text of the NVCE articles supplementary. We encourage you to read the NVCE articles supplementary, a form of which is attached hereto as Annex E.
Number of Shares
The NVCE articles supplementary will designate no less than approximately 26.7 million shares as BANC NVCE stock out of BANC’s authorized but unissued preferred stock.
Ranking
Subject to certain customary exceptions, the BANC NVCE stock will, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the BANC common stock with respect to dividends or distributions (including regular quarterly dividends) declared by the BANC board of directors and rights upon any liquidation, dissolution, winding up or similar proceeding of BANC, as provided in the BANC charter.
Stated Value
The BANC NVCE stock will have a par value of $0.01 per share.
Conversion Price
The conversion price of the BANC NVCE stock will initially be $12.30 per share and convertible on a one-to-one basis with BANC common stock, subject to certain adjustments for (a) stock dividends and distributions on BANC common stock, (b) subdivisions, splits and combinations of BANC common stock, (c) certain issuances by BANC of rights or warrants to purchase BANC common stock, (d) distributions to BANC stockholders of any debt or assets of BANC, (e) cash distributions by BANC to BANC stockholders, (f) self-tender offers or exchange offers for BANC common stock, (g) any rights plans with respect to BANC common stock and (h) certain reorganization events, in each case, subject to certain exceptions (such conversion price, as may be adjusted, the “applicable conversion rate”).

Conversion Rights
Subject to any applicable transfer restrictions in the investment agreements, each share of BANC NVCE stock will automatically convert into BANC common stock at the applicable conversion rate when transferred (a) to BANC, (b) in a widespread public distribution, (c) in a transfer in which no transferee (or group of associated transferees) would receive two percent (2%) or more of the outstanding securities of any class of voting securities of BANC or (d) to a purchaser that would control more than fifty percent (50%) of every class of voting securities of BANC without any transfer from such holder of the BANC NVCE stock.
Dividends
Each share of BANC NVCE stock will be entitled to receive, when, as and if declared by the BANC board of directors, all cash dividends or distributions made in respect of the shares of BANC common stock, at the same time and on the same terms as holders of BANC common stock based on the applicable conversion rate.
Voting Rights
The BANC NVCE stock will not have any voting rights, subject to certain exceptions, including voting rights required by applicable law and amendments or modifications to the NVCE articles supplementary or BANC charter (subject to certain exceptions) that would alter, modify or change the preferences, rights, privileges or powers of the BANC NVCE stock in a manner that would significantly and adversely affect the preferences, rights, privileges or powers of the BANC NVCE stock.
Reorganization Events
Subject to certain exceptions, upon the occurrence of a reorganization event, each share of BANC NVCE stock outstanding immediately prior to such reorganization event (and not already converted) will automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such reorganization event by a holder of the number of shares of BANC common stock into which such shares of BANC NVCE stock was convertible immediately prior to such reorganization event in exchange for such shares of BANC NVCE stock.
As used in the NVCE articles supplementary, a “reorganization event” means (a) any consolidation, merger, conversion or other similar business combination of BANC with or into another person, in each case, pursuant to which all of the BANC common stock outstanding will be converted into cash, securities, or other property of BANC or another person; (b) any sale, transfer, lease, or conveyance to another person of all or substantially all of the property and assets of BANC and its subsidiaries, taken as a whole, in each case pursuant to which all of the BANC common stock outstanding will be converted into cash, securities, or other property of BANC or another person; (c) any reclassification of BANC common stock into securities other than BANC common stock; or (d) any statutory exchange of all of the outstanding shares of BANC common stock for securities of another person (other than in connection with a merger or acquisition).
Redemption Rights
BANC will not have redemption rights with respect to the BANC NVCE stock.
The Warrants
Upon the investment closing, BANC will issue to each Investor separate warrants. Pursuant to the investment agreements, the (a) Warburg Investors will receive warrants to purchase approximately 15.9 million shares of BANC NVCE stock and (b) Centerbridge Investor will receive warrants to purchase approximately 3.0 million shares of BANC common stock, each with an exercise price of $15.375 per share, a 25% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock.
The following is a summary of the material terms of the warrants and is subject to, and qualified in its entirety by reference to, the complete text of the warrants. We encourage you to read the warrants, forms of which are attached hereto as Annex F and Annex G.
Exercise of the Warrants
The warrants carry a term of seven years following the investment closing. Subject to certain limitations, prior to such seven year anniversary, each of the warrants (a) may be exercised by the holder thereof or (b) will automatically be exercised if the market price of BANC common stock reaches or exceeds $24.60 (a 100% premium to the price paid by the Investors for BANC common stock and BANC NVCE stock in the investment agreements) for 20 or more trading days during any 30-consecutive trading day period.
Transfer
Subject to the transfer restrictions contained in the investment agreements, including the applicable lock-up period for each Investor, the warrants may be transferred by the holder thereof.
Adjustments and Other Rights
The exercise price, mandatory exercise price and number of shares subject to each of the warrants are subject to certain adjustments for, among other things, (a) dividends, distributions, stock splits, subdivisions, reclassifications or combinations and (b) issuances by BANC of BANC common stock at a price below the conversion price (with respect to the Warburg warrants) and the exercise price (with respect to the Centerbridge warrants), in each case, as adjusted from time to time in accordance with the NVCE articles supplementary and/or the applicable warrants.
In any Business Combination (as defined in the warrants) involving BANC, the warrantholders’ right to receive shares of BANC common stock or BANC NVCE stock (as applicable) underlying each warrant upon exercise thereof will be converted into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of shares of BANC common stock or BANC NVCE stock (as applicable) underlying each warrant upon exercise thereof immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of the applicable warrant).
Registration Rights
BANC and each Investor agreed in the applicable investment agreement that, upon the investment closing, BANC and the Investors will enter into a registration rights agreement, pursuant to which the Investors and their respective affiliates and certain permitted transferees (“registration rights holders”) will have customary registration rights with respect to the shares of BANC common stock (a) purchased under the investment agreements and (b) issued upon the conversion of shares of the BANC NVCE stock purchased under the Warburg investment agreement or issued upon the exercise of the warrants.
The following is a summary of the material terms of the registration rights agreement and is subject to, and qualified in its entirety by reference to, the complete text of the registration rights agreement. We encourage you to read the registration rights agreement, a form of which is attached hereto as Annex H.
Registrable Securities
The shares of BANC common stock described above will cease to be registrable securities on the earliest to occur of (a) a registration statement with respect to the sale of such securities has become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, (b) such securities have been sold in accordance with Rule 144 of the Securities Act and the restrictive legend has been removed, (c) such securities have been transferred in a transaction in which the transferor’s rights under the registration rights agreement are not assigned to the transferee of the securities in accordance with the terms of the registration rights agreement, (d) such securities have been otherwise transferred, new certificates or book-entry positions for them not bearing a legend restricting further transfer have been delivered by BANC and subsequent public distribution of them does not require registration under the Securities Act, or (e) such securities have ceased to be outstanding.
Shelf Registration Rights
No later than 89 days following the investment closing (or, if earlier, no later than the business day prior to the expiration of the lock-up period), BANC will use its reasonable best efforts to file a shelf registration statement on Form S-3 (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), registering the resale of all of the registrable securities held by the

Investors, except that BANC is not required to cause the shelf registration statement to become effective or to file the post-effective amendment or prospectus supplement to an existing shelf registration statement prior to the business day prior to the expiration of the lock-up period.
Demand Registration Rights
If BANC is ineligible to file with the SEC a shelf registration statement on Form S-3, it agrees to use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 registering for resale of the registrable securities, except that BANC is not required to cause such demand registration statement to be declared effective prior to the expiration of the lock-up period.
Limitations on Shelf Take-Downs and Demand Registrations
The registration rights holders are entitled to up to five underwritten shelf take-downs and demand registrations per year in the aggregate (four of which may be requested by the Warburg Investors and their affiliates who are or become stockholders, and one of which may be requested by the Centerbridge Investor and their affiliates who are or become stockholders), with no more than two marketed deals in the aggregate and a 90-day “cooling off” period between a marketed deal and an underwritten shelf take-down or demand registration (including a block trade). Any underwritten shelf take-down or demand registration must be for at least $50 million, unless the number of registrable securities to be sold represents all of a registration rights holders’ remaining registrable securities.
Piggy-back Registration Rights
At any time after the expiration of the lock-up period, if BANC proposes to file a registration statement to register an offering of its common equity securities under the Securities Act or to conduct certain shelf take-downs, either for its own account or for the account of any other person, subject to certain exceptions, the registration rights holders are entitled to include their registrable securities in such registration statement or shelf take-down, subject to certain cutback provisions.
Expenses and Indemnification
The registration rights agreement contains customary expense and indemnification provisions.
Lock-up
If requested by the managing underwriter(s), each registration rights holder that beneficially owns at least five percent (5%) of the BANC common stock (on an As-Converted Basis (as defined in the registration rights agreement)) and that is offered the opportunity to participate in a marketed underwritten offering, agrees to enter into a customary lock-up agreement not to exceed 90 days in respect of an underwritten offering by BANC, and BANC will cause each of its executive officers and directors and any other five percent (5%) or more beneficial owners to enter into lock-up agreements with no less restrictive terms.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of material U.S. federal income tax considerations generally applicable to U.S. Holders (as defined below) of PACW common stock that exchange their shares of PACW common stock for the merger consideration. This section applies only to PACW stockholders that hold their common stock as capital assets for U.S. federal income tax purposes (generally, property held for investment).
This discussion does not describe all U.S. federal income tax considerations that may be relevant to a PACW stockholder in light of the PACW stockholder’s particular circumstances or to PACW stockholders that may be subject to special treatment under U.S. federal income tax laws, including:
•	banks and financial institutions;
•	tax-exempt entities;
•	partnerships or other pass-through entities for U.S. federal income tax purposes (and investors therein);
•	insurance companies;
•	brokers and dealers in securities, currencies or commodities;
•	taxpayers subject to mark-to-market accounting rules;
•
persons that acquired PACW common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation, or in connection with services;

•	persons that are not U.S. Holders;
•	U.S. Holders whose functional currency is not the U.S. dollar;
•	regulated investment companies and real estate investment trusts;
•	governments or agencies or instrumentalities thereof;
•	persons holding PACW common stock as part of a “straddle,” hedge, integrated transaction or similar transaction; and
•	certain former citizens or long-term residents of the United States.
In addition, this discussion does not address considerations relating to the alternative minimum tax, the Medicare tax on net investment income, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations. The effects of other U.S. federal tax laws, such as estate and gift tax laws are not discussed.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of PACW common stock that, for U.S. federal income tax purposes, is or is treated as (1) a citizen or individual resident of the United States, (2) a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, organized in or under the laws of the United States or any state thereof or the District of Columbia, (3) a trust if (a) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions or (b) it has made a valid election to be treated as a United States person for U.S. federal income tax purposes or (4) an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.
If a partnership (or other entity or arrangement classified as a partnership for U.S. federal income tax purposes) holds PACW common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners, the activities of the partnership and certain determinations made at the partner level. Accordingly, partnerships that hold PACW common stock and their partners should consult their tax advisors regarding the U.S. federal income tax consequences to them of the matters discussed below.
Tax Consequences of the Mergers Generally
The parties intend for the mergers, taken together, to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to PACW’s obligation to complete the first merger that PACW receive an opinion from Sullivan & Cromwell, dated the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to

BANC’s obligation to complete the first merger that BANC receive an opinion from Skadden, dated as of the closing date, to the effect that the mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. These opinions will be based on representation letters provided by PACW and BANC and on customary factual assumptions. These opinions will also be based on the assumption that the representations found in the representation letters are, as of the effective time, true and complete without qualification and that the representation letters are executed by appropriate and authorized officers of PACW and BANC. If any of the representations, warranties, covenants or assumptions upon which the opinions described above are based are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the mergers could be adversely affected.
Neither of the opinions described above will be binding on the IRS. There can be no assurance that the IRS would not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.
Assuming the mergers qualify as a “reorganization,” the U.S. federal income tax consequences of the mergers to U.S. Holders of PACW common stock are set forth in the remainder of this discussion:
•
a holder who receives solely shares of BANC common stock (or receives BANC common stock and cash solely in lieu of a fractional share) in exchange for shares of PACW common stock generally will not recognize any gain or loss upon the first merger, except with respect to the cash received in lieu of a fractional share of BANC common stock;

•
the aggregate tax basis of the BANC common stock received in the first merger (including fractional share interests in BANC common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the PACW common stock for which it is exchanged; and

•
the holding period of BANC common stock received in the first merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the PACW common stock for which it is exchanged.

If holders acquired different blocks of PACW common stock at different times and at different prices, a holder’s tax basis and holding period in BANC common stock may be determined with reference to each block of PACW common stock.
Cash in Lieu of a Fractional Share
A PACW stockholder who receives cash in lieu of a fractional share of BANC common stock will be treated as having received the fractional share of BANC common stock pursuant to the first merger and then as having exchanged that fractional share with BANC for cash. The U.S. federal income tax consequences of the receipt of cash in lieu of a fractional share of BANC common stock will depend on whether the receipt of the cash has the effect of a distribution to such holder or is treated as a sale or exchange. If the receipt of cash in lieu of a fractional share is treated as a sale or exchange with respect to a holder, such a holder will generally recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of BANC common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time, the holding period for the shares (including the holding period of PACW common stock surrendered therefor) is greater than one year. The deductibility of capital losses is subject to limitations.
If the receipt of cash in lieu of a fractional share of BANC common stock has the effect of a distribution, the receipt of such cash will generally be treated as a dividend to the extent of such holder’s ratable share of the earnings and profits of BANC and PACW. The receipt of cash in lieu of a fractional share of BANC common stock will generally be treated as having the effect of a distribution if the receipt of the cash consideration by a holder is not “substantially disproportionate” with respect to such holder or is “essentially equivalent to a dividend” under the tests set forth in Section 302 of the Code. The IRS has indicated in a revenue ruling that a minority stockholder in a publicly-traded corporation will experience a “meaningful reduction” in the holder’s percentage ownership, and as a result a redemption will not be “essentially equivalent to a dividend,” if the stockholder (i) has a minimal percentage stock interest, (ii) exercises no control over corporate affairs, and (iii) experiences any reduction in its percentage stock interest. In applying the above test, a holder may, under constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase stock, in addition to the stock actually owned by the holder. A U.S. holder would generally recognize dividend income up to the amount of the cash received on any amount treated as having the effect of a dividend under the tests set forth under Section 302 of the Code.
Backup Withholding
Payments of cash to a non-corporate PACW stockholder in connection with the first merger will be subject to information reporting, and may be subject to backup withholding. A PACW stockholder generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 (or an applicable substitute or successor form) and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.
Any amounts withheld under the backup withholding rules are not additional tax and will generally be allowed as a refund or credit against the holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
This summary of certain material United States federal income tax consequences is for general information only and is not tax advice. PACW stockholders should consult their tax advisors with respect to the application of United States federal income tax laws to their particular situations as well as any tax consequences arising under the United States federal estate or gift tax rules, or under the laws of any state, local, foreign, or other taxing jurisdiction.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Introduction
BANC and PACW are providing the following unaudited pro forma condensed combined financial information to aid BANC stockholders and PACW stockholders in their analysis of the financial aspects of the mergers and investments (the “transaction”). The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X and should be read in conjunction with the accompanying notes.
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 combines the unaudited consolidated balance sheet of BANC as of June 30, 2023 with the unaudited condensed consolidated balance sheet of PACW as of June 30, 2023, giving effect to the transaction as if it had been consummated on June 30, 2023.
The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 combines the unaudited consolidated statement of operations of BANC for the six months ended June 30, 2023 with the unaudited condensed consolidated statement of operations of PACW for the six months ended June 30, 2023, giving effect to the transaction as if it had been consummated on January 1, 2022. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2022 combines the audited consolidated statement of operations of BANC for the year ended December 31, 2022 with the audited consolidated statement of operations of PACW for the year ended December 31, 2022, giving effect to the transaction as if it had been consummated on January 1, 2022.
The unaudited pro forma condensed combined financial information was derived from, and should be read in conjunction with, the following historical financial statements and the accompanying notes, which are included elsewhere in this joint proxy statement/prospectus:
•
The historical unaudited consolidated financial statements of BANC as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of BANC as of and for the year ended December 31, 2022; and

•
The historical unaudited condensed consolidated financial statements of PACW as of and for the six months ended June 30, 2023 and the historical audited consolidated financial statements of PACW as of and for the year ended December 31, 2022.

The unaudited pro forma condensed combined financial information should also be read together with other financial information included elsewhere or incorporated by reference into this joint proxy statement/prospectus.
The foregoing historical financial statements have been prepared in accordance with GAAP. The unaudited pro forma condensed combined financial information has been prepared based on the aforementioned historical financial statements and the assumptions and adjustments as described in the notes to the unaudited pro forma condensed combined financial information. The pro forma adjustments reflect transaction accounting adjustments related to the transaction and significant financing adjustments upon the closing of the transaction, both of which are discussed in further detail below. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and do not purport to represent the combined company’s consolidated results of operations or consolidated financial position that would actually have occurred had the transaction been consummated on the dates assumed or to project the combined company’s consolidated results of operations or consolidated financial position for any future date or period.
As of the date of this joint proxy statement/prospectus, PACW has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the BANC assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, certain BANC assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of BANC’s assets and liabilities will be based on BANC’s actual assets and liabilities as of closing of the transaction and, therefore, cannot be made prior to the consummation of the transaction. In addition, the value of the transaction consideration upon the consummation of the transaction will be determined based on the share price as of closing of the transaction. Actual adjustments may differ from the amounts reflected in the unaudited pro forma condensed combined financial information, and the differences may be material.

Upon closing of the transaction, the ownership distribution of the combined company will be as follows, assuming the consummation of the transaction, and excluding the potential dilutive effect of warrants or other equity awards:
Total Capitalization (in millions)
	Pro forma cap table
	Shares	%
BANC common stockholders	56.9	33.6
PACW stockholders	79.3	46.7
Investors	32.5	19.2
Conversion of BANC awards	0.3	0.2
BANC Class B Non-Voting Common Stock	0.5	0.3
Total ownership at closing of the transaction	169.5	100.0
Accounting for the Transaction
The transaction will be accounted for as a reverse acquisition in accordance with GAAP. Under this method of accounting, BANC has been treated as the “acquired” company for financial reporting purposes. This determination was primarily based on the relative size of PACW with regard to assets, revenue, and earnings and the relative voting power of PACW. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of PACW with the acquisition being treated as the equivalent of PACW issuing stock for the net assets of BANC. The net assets of BANC will be recorded by PACW at their fair value as of the date the transaction is completed.
Accounting for the Warrants
The accounting for the warrants was evaluated under ASC Topic 480, Distinguishing Liabilities from Equity, and ASC Subtopic 815-40, Derivatives and Hedging—Contracts in Entity’s Own Equity, to determine if the warrants should be classified as a liability or within equity. As part of that preliminary analysis, it was determined that the warrants are freestanding from the related shares of common stock, do not meet the criteria within ASC 480 to be classified as a liability, and meet the criteria in ASC 815-40 to be classified within equity. Therefore, an adjustment to recognize warrant shares would have no net impact on any financial statement line item as it would simultaneously increase and decrease additional paid-in capital. Thus, no adjustment has been applied to the unaudited pro forma condensed combined financial information related to the warrants.
Basis of Pro Forma Presentation
The historical financial information has been adjusted to give pro forma effect to the transaction accounting required for the transaction. The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for the combined company upon closing of the transaction.
The unaudited pro forma condensed combined financial information is not necessarily indicative of what the combined company’s balance sheet or statement of operations actually would have been had the transaction and the related proposed financing transactions been completed as of the dates indicated, nor do they purport to project the future financial position or operating results of the combined company. The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and does not reflect the costs of any integration activities or cost savings or synergies that may be achieved as a result of the transaction. BANC and PACW have not had any historical material relationship prior to the transaction. Accordingly, no pro forma adjustments were required to eliminate activities between the companies. Under the acquisition method of accounting, the assets and liabilities of BANC, as of the effective time, will be recorded by PACW at their respective fair values, and the excess of the transaction consideration over the fair value of BANC’s net assets will be allocated to goodwill.
Due to the timing of the transaction, the estimates of fair value are preliminary and are dependent upon certain valuations that have not progressed to a stage where there is sufficient information to make a definitive valuation. The unaudited pro forma adjustments, including the allocations of the acquisition consideration, have been made solely for the purpose of providing unaudited pro forma condensed combined financial information. The determination of estimated fair values requires management to make significant estimates and assumptions, which are described in the section entitled “Notes to Unaudited Pro Forma Condensed Combined Financial Information”, based on currently available information. PACW believes that the information available provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed; however, these preliminary estimates may be adjusted upon the availability of new information regarding facts and circumstances which existed at the date of the transaction. Therefore, there can be no assurance that such changes will not be material. A final determination of the acquisition consideration and fair values of BANC’s assets and liabilities will be based on the actual net tangible and intangible assets of BANC that exist as of the date of closing of the transaction.

PRO FORMA CONDENSED COMBINED BALANCE SHEET
The unaudited pro forma condensed combined balance sheet as of June 30, 2023 is presented as if the mergers and the investments had occurred on June 30, 2023.
Balance Sheet Pro Forma Adjustments
As of June 30, 2023
Unaudited Pro Forma Condensed Combined Balance Sheet
As of June 30, 2023
(in thousands)
	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
ASSETS
Cash and due from banks	208,300	42,532	(58,500)	(E)	400,000	(G)	825,060
					232,728	(H)
Interest-earning deposits in financial institutions	6,489,847	241,197					6,731,044
Total cash, cash equivalents, and restricted cash	6,698,147	283,729	(58,500)		632,728		7,556,104
Securities available-for-sale, at fair value	4,708,519	922,091			(3,222,091)	(H)	2,408,519
Securities held-to-maturity, at amortized cost, net of allowance for credit losses	2,278,202	328,405	(61,360)	(A)	(267,045)	(H)	2,278,202
Federal Home Loan Bank stock, at cost	17,250	60,281					77,531
Total investment securities	7,003,971	1,310,777	(61,360)		(3,489,136)		4,764,252
Loans held for sale	478,146	—					478,146
Gross loans and leases held for investment	22,311,292	—					22,311,292
Loans receivable	—	7,156,206	(560,812)	(A)	(3,100,930)	(H)	3,494,464
Deferred fees, net	(53,082)	—					(53,082)
Allowance for loan and lease losses	(219,234)	(80,883)	44,883	(A)			(309,219)
			(53,985)	(F)
Total loans and leases held for investment, net	22,038,976	7,075,323	(569,914)		(3,100,930)		25,443,455
Equipment leased to others under operating leases	380,022	—					380,022
Premises and equipment, net	57,078	108,235					165,313
Foreclosed assets, net	8,426	—					8,426
Goodwill	—	114,312	(95,988)	(A)			18,324
Core deposit and customer relationship intangibles, net	26,581	—					26,581
Other intangibles	—	6,603	234,637	(A)			241,240
Bank owned life insurance	—	128,973					128,973
Deferred tax asset, net	426,304	64,001	77,341	(A)			567,646
Other assets	1,219,599	278,312					1,497,911
Total assets	38,337,250	9,370,265	(473,784)		(5,957,338)		41,276,393

	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
LIABILITIES
Noninterest-bearing deposits	6,055,358	2,446,693					8,502,051
Interest-bearing deposits	21,841,725	4,424,383	(11,356)	(A)			26,254,752
Total deposits	27,897,083	6,871,076	(11,356)		—		34,756,803
Borrowings (including $123,065 at fair value)	6,357,338	—			(6,357,338)	(H)	—
Subordinated debt	870,378	—					870,378
Federal Home Loan Bank (FHLB) advances, net and Federal Reserve Bank (FRB) borrowings	—	1,147,997	(31,286)	(A)			1,116,711
Long-term debt, net	—	274,121	(17,743)	(A)			256,378
Accrued interest payable and other liabilities	679,256	120,017					799,273
Total liabilities	35,804,055	8,413,211	(60,385)		(6,357,338)		37,799,543

Commitments and contingencies
STOCKHOLDERS’ EQUITY
Preferred stock	498,516	—					498,516
Common stock	1,233	653	(653)	(A)	325	(G)	1,690
			(440)	(B)
			569	(C)
			3	(D)
Class B non-voting non-convertible common stock	—	5					5
Additional paid-in capital	2,911,268	867,994	(211,859)	(A)	399,675	(G)	3,952,946
			440	(B)
			(569)	(C)
			(3)	(D)
			(14,000)	(E)
Retained earnings	7,892	275,430	(275,430)	(A)			(90,593)
			(44,500)	(E)
			(53,985)	(F)
Treasury stock, at cost	(111,911)	(137,270)	137,270	(A)			(111,911)
Accumulated other comprehensive (loss) income, net	(773,803)	(49,758)	49,758	(A)			(773,803)
Total stockholders' equity	2,533,195	957,054	(413,399)		400,000		3,476,850
Total liabilities and stockholders’ equity	38,337,250	9,370,265	(473,784)		(5,957,338)		41,276,393
See accompanying notes to pro forma combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the six months ended June 30, 2023 are presented as if the mergers and the investments had occurred on January 1, 2022.
Income Statement Pro Forma Adjustments
Six Months Ended June 30, 2023
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Six Months Ended June 30, 2023
(in thousands except share and per share data)
	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Interest income:
Loans and leases	839,657	180,307	16,695	(AA)	(78,131)	(CC)	958,528
Investment securities	88,390	30,713			(59,811)	(CC)	59,292
Deposits in financial institutions	129,629	—					129,629
Other interest-earnings assets	—	12,050					12,050
Total interest income	1,057,676	223,070	16,695		(137,942)		1,159,499

Interest expense:
Deposits	334,681	48,645					383,326
Borrowings	230,036	—			(158,933)	(CC)	71,103
Subordinated debt	27,611	—					27,611
FHLB advances and FRB borrowings	—	24,351	6,646	(AA)			30,997
Other interest-bearing liabilities	—	7,389	1,526	(AA)			8,915
Total interest expense	592,328	80,385	8,172		(158,933)		521,952
Net interest income	465,348	142,685	8,523		20,991		637,547

Provision for credit losses	5,000	3,900	—				8,900
Net interest income after provision for credit losses	460,348	138,785	8,523		20,991		628,647

Noninterest income:
Leased equipment income	36,244	—					36,244
Other commissions and fees	21,585	—					21,585
Service charges on deposit accounts	7,888	—					7,888
Customer service fees	—	4,001					4,001
Loss on sale of loans and leases	(155,919)	—					(155,919)
Dividends and gains on equity investments	3,756	—					3,756
Warrant loss	(457)	—					(457)
LOCOM HFS adjustment	(11,943)	—					(11,943)
Loan servicing income	—	1,121					1,121
Income from bank owned life insurance	—	1,851					1,851
Other income	7,155	6,910					14,065
Total noninterest (loss) income	(91,691)	13,883	—		—		(77,808)

	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Noninterest expense:
Compensation	171,357	57,938					229,295
Customer related expense	51,307	—					51,307
Insurance and assessments	37,352	2,503					39,855
Occupancy	30,450	11,129					41,579
Data processing	21,901	3,249					25,150
Other professional services	16,046	8,073					24,119
Leased equipment depreciation	18,463	—					18,463
Loan expense	11,769	—					11,769
Intangible asset amortization	4,800	923	19,473	(AA)			25,196
Foreclosed assets expense, net	365	—					365
Acquisition, integration and reorganization costs	20,908	—					20,908
Goodwill impairment	1,376,736	—					1,376,736
Software and technology	—	6,853					6,853
Loss on investments in alternative energy partnerships	—	1,582					1,582
(Reversal of ) provision for loan repurchases	—	(819)					(819)
Other expense	131,986	8,940					140,926
Total noninterest expense	1,893,440	100,371	19,473		—		2,013,284
(Loss) earnings before income taxes	(1,524,783)	52,297	(10,950)		20,991		(1,462,445)
Income tax (benefit) expense	(131,945)	14,140	(3,165)	(BB)	6,066	(BB)	(114,904)
Net (loss) earnings	(1,392,838)	38,157	(7,785)		14,925		(1,347,541)
Preferred stock dividends	19,894	—	—				19,894
Net (loss) earnings available to common stockholders	(1,412,732)	38,157	(7,785)		14,925		(1,367,435)

(Loss) earnings per common share
Basic	(11.96)	0.65					(8.07)
Diluted	(11.96)	0.65					(8.07)

Weighted average common shares(1)
Basic	118,094,000	58,494,506					169,500,000
Diluted	118,094,000	58,600,313					169,500,000
(1)
Common shares include both common stock and Class B Non-Voting Common Stock, as these shares participate equally in earnings and losses. Class B Non-Voting Common Stock represents 477,321 shares of basic and diluted weighted average common shares for BANC and the combined company.

See accompanying notes to pro forma combined financial statements.

PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
The unaudited pro forma condensed combined income statements for the fiscal year ended December 31, 2022 are presented as if the mergers and the investments had occurred on January 1, 2022.
Income Statement Pro Forma Adjustments
Twelve Months Ended December 31, 2022
Unaudited Pro Forma Condensed Combined Statement of Operations
For the Twelve Months Ended December 31, 2022
(in thousands except share and per share data)
	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Interest income:
Loans and leases	1,312,580	327,545	40,067	(DD)	(141,932)	(HH)	1,538,260
Investment securities	209,751	38,527			(107,576)	(HH)	140,702
Deposits in financial institutions	34,158	—					34,158
Other interest-earnings assets	—	6,700					6,700
Total interest income	1,556,489	372,772	40,067		(249,508)		1,719,820

Interest expense:
Deposits	200,449	27,833	11,356	(DD)			239,638
Borrowings	25,645	—			(317,867)	(HH)	(292,222)
Subordinated debt	39,633	—					39,633
Federal Home Loan Bank advances	—	15,153	26,584	(DD)			41,737
Long-term debt and other interest-bearing liabilities	—	15,421	6,103	(DD)			21,524
Total interest expense	265,727	58,407	44,043		(317,867)		50,310
Net interest income	1,290,762	314,365	(3,976)		68,359		1,669,510

(Reversal of) Provision for credit losses	24,500	(31,542)	53,985	(GG)			46,943
Net interest income after (reversal of) provision for credit losses	1,266,262	345,907	(57,961)		68,359		1,622,567

Noninterest income:
Other commissions and fees	43,635	—					43,635
Leased equipment income	50,586	—					50,586
Service charges on deposit accounts	13,991	—					13,991
Customer service fee	—	9,540					9,540
Gain on sale of loans and leases	518	—					518
Loss on sale of securities	(50,321)	(7,692)					(58,013)
Dividends and loss on equity investments	(3,389)	—					(3,389)
Warrant income	2,490	—					2,490
Loan servicing income	—	1,518					1,518
Income from bank owned life insurance	—	3,402					3,402
Other income	17,317	10,582					27,899
Total noninterest income	74,827	17,350	—		—		92,177

	PACW Historical	BANC Historical	Transaction Adjustments		Financing Adjustments		Combined Pro Formas
Noninterest expense:
Compensation	406,839	113,060					519,899
Occupancy	60,964	32,811					93,775
Leased equipment depreciation	35,658	—					35,658
Data processing	38,177	7,053					45,230
Insurance and assessments	25,486	3,626					29,112
Other professional services	30,278	15,001					45,279
Customer related expense	55,273	—					55,273
Intangible asset amortization	13,576	1,705	43,273	(DD)			58,554
Loan expense	24,572	—					24,572
Acquisition, integration and reorganization costs	5,703	2,080					7,783
Foreclosed assets income, net	(3,737)	—					(3,737)
Goodwill impairment	29,000	—					29,000
Gain on investments in alternative energy partnerships	—	2,313					2,313
(Reversal of) provision for loan repurchases	—	(1,004)					(1,004)
Other expense	51,732	17,728	44,500	(FF)			113,960
Total noninterest expense	773,521	194,373	87,773		—		1,055,667

Earnings (loss) before income taxes	567,568	168,884	(145,734)		68,359		659,077
Income tax expense	143,955	47,945	(42,117)	(EE)	19,756	(EE)	169,539
Net earnings (loss)	423,613	120,939	(103,617)		48,603		489,538
Preferred stock dividends	19,339	1,420					20,759
Impact of preferred stock redemption	—	3,747					3,747
Net earnings (loss) available to common stockholders	404,274	115,772	(103,617)		48,603		465,032

Earnings (loss) per common share
Basic	3.37	1.90					2.70
Diluted	3.37	1.89					2.54

Weighted average common shares(1)
Basic	117,629,000	60,802,082					169,500,000
Diluted	117,629,000	61,175,108					179,840,242
(1)
Commons shares include both Class A common shares and Class B Non-Voting Common Stock, as these shares participate equally in earnings and losses. Class B Non-Voting Common Stock represents 477,321 shares of basic and diluted weighted average common shares for BANC and the combined company.

See accompanying notes to pro forma combined financial statements.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
(Dollars in thousands, except per share data)
1. Basis of Presentation
The pro forma adjustments have been prepared as if the transaction had been consummated on June 30, 2023, in the case of the unaudited pro forma condensed combined balance sheet, and, in the case of the unaudited pro forma condensed combined statements of operations, as if the transaction had been consummated on January 1, 2022, the beginning of the earliest period presented in the unaudited pro forma condensed combined statements of operations.
The unaudited pro forma condensed combined financial information has been prepared assuming the following methods of accounting in accordance with GAAP.
The transaction will be accounted for as a reverse acquisition in accordance with GAAP. Accordingly, for accounting purposes, the financial statements of the combined company will represent a continuation of the financial statements of PACW with the acquisition being treated as the equivalent of PACW issuing stock for the net assets of BANC. The net assets of BANC will be stated at their fair values, and the excess of the transaction consideration over the fair value of BANC’s net assets will be allocated to goodwill. The pro formas are based on preliminary accounting conclusions and are subject to potential revisions with further analysis.
The pro forma adjustments represent management’s estimates based on information available as of the date of this joint proxy statement/prospectus and are subject to change as additional information becomes available and additional analyses are performed. PACW management considers this basis of presentation to be reasonable under the circumstances.
One-time direct and incremental transaction costs anticipated to be incurred prior to, or concurrent with, the closing of the transaction will be expensed as incurred under ASC 805 and are assumed to be cash settled.
In addition to consideration conveyed in the form of equity, fractional shares will be settled in cash. BANC and PACW acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares. The total amount of this settlement is expected to be minimal; thus it has not been reflected in the purchase consideration calculation for the purposes of the pro forma financial information presented.
PACW has performed a preliminary review of BANC’s and PACW’s accounting policies, and no material impacts are expected to be required as a result of the review performed.
2. Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2023
The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2023 are as follows:
(A)
Reflects the purchase price allocation adjustments to record BANC’s assets and liabilities at estimated fair value based on the consideration conveyed to PACW. Purchase price in a reverse acquisition is determined based on the number of equity interests the legal acquiree (i.e., PACW) would have had to issue to give the owners of the legal acquirer (i.e., BANC stockholders) the same percentage equity interest in the combined company that results from the reverse acquisition.

The preliminary purchase price was allocated among the identified assets to be acquired, based on a preliminary analysis. Goodwill was recognized as a result of the acquisition, which represents the excess fair value of consideration over the fair value of the underlying net assets of BANC. This was considered appropriate based on the determination that the first merger would be accounted for as a business acquisition under ASC 805. The deferred tax assets represent the deferred tax impact associated with the incremental differences in book and tax basis created from the preliminary purchase price allocation. Deferred taxes associated with estimated fair value adjustments were calculated using an estimated tax rate of 27.4%. The estimates of fair value are based upon preliminary valuation assumptions believed to be reasonable but which are inherently uncertain and unpredictable; and, as a result, actual results may differ from estimates and the difference may be material.

Net Assets Identified	Fair Value (in thousands)
Intangibles(1)	$238,000
Securities	267,045
Loans	6,595,394
Allowance for Loan Losses	(36,000)
Deferred tax asset, net	141,342
Other assets(2)	1,784,861
Interest-bearing deposits	(1,642,237)
Federal Home Loan Bank advances and Federal Reserve Bank borrowings	(1,116,711)
Long-term debt	(256,378)
Other liabilities(2)	(5,337,500)
Net assets identified, excluding goodwill	637,816
Goodwill	18,324
Total Fair Value	$656,140
Consideration Conveyed (in thousands except exchange ratio and stock price)	(in thousands except exchange ratio and stock price)
BANC common stockholders	56,900
Conversion of BANC awards(3)	300
BANC Class B Non-Voting Common Stock	500
BANC common stock outstanding, inclusive of Class B Non-Voting Common Stock	57,700
Reciprocal exchange ratio	1.5223
Current PACW stock price	$7.47
Total preliminary purchase price consideration	$ 656,140
(1)	Intangibles recorded as part of the purchase price allocation were comprised entirely of Core Deposit Intangibles with an estimated useful life of 10 years.
(2)	The carrying values of all other assets and liabilities were assumed preliminarily to approximate fair value, and no adjustment was applied to these financial statement line items.
(3)	PACW performed an analysis on the potential impact of the replacement of unvested legacy BANC awards as part of the consideration calculation and determined that the potential impact was immaterial.
A 10% fluctuation in the market price of PACW’s stock price would affect the value of the preliminary merger consideration reflected in the unaudited pro forma condensed combined financial information with a corresponding change to goodwill (bargain purchase gain) related to the transaction, as illustrated in the table below:
Change in Stock Price	Stock Price	Estimated Merger Consideration (in millions)	Estimated Goodwill (Bargain purchase gain) (in millions)
As presented in the pro forma condensed combined results	7.47	656.1	18.3
10% increase in stock price	8.22	721.8	83.9
10% decrease in stock price	6.72	590.5	(47.3)
(B)	Represents the issuance of 79.3 million shares of BANC common stock to PACW stockholders, the par value of which was recorded net of the removal of the historical balance of common stock.
(C)	Represents the par value of 56.9 million shares of BANC common stock held by BANC stockholders as consideration for the reverse merger.
(D)	Reflects the issuance of 0.3 million shares of BANC common stock to BANC stockholders upon closing of the transaction related to the BANC PSU awards.

(E)
Reflects nonrecurring transaction costs of $58.5 million expected to be incurred as a result of the transaction. Of this amount, $14.0 million related to the issuance of BANC’s qualifying equity securities as reflected at adjustment (G); as such, this amount was recorded against the equity issued. No amount related to transaction costs was incurred or accrued for by either PACW or BANC as of June 30, 2023.

(F)
Reflects the recognition of an allowance for loan losses on BANC’s loans; this adjustment relates to loans that are not considered to be purchase credit deteriorated (“PCD”) assets. The nonrecurring expense is reflected at adjustment (GG).

(G)
Represents the pro forma adjustment to record the net proceeds of $400.0 million (in the aggregate) or greater of BANC’s qualifying equity securities and the issuance of 32.5 million shares of BANC common stock.

(H)
Reflects the sale of certain securities and gross loans and leases held for investment, the proceeds of which will be used to pay down debt. This financing-related activity was discussed among the parties to the transaction and is being contemplated as part of the restructuring activities associated with the transaction; as such, it was considered appropriate to include this information in the unaudited pro forma financial information.

3. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Six months ended June 30, 2023
The adjustments included in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2023 are as follows:
(AA)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:
1)	Loan interest income. Reflects an increase in interest income related to loans due to the reduced fair value of this asset per the purchase price allocation.
2)
Interest expense related to 1) FHLB advances and 2) Long-term debt. Reflects an increase in interest expense related to FHLB advances and long-term debt due to the reduced fair value of this liability per the purchase price allocation.

3)
Amortization expense. Reflects an increase in amortization expense related to acquired intangible assets, which was calculated using the sum-of-the-year-digits method of amortization and an amortization period of 10 years.

(BB)	Reflects the tax impact of all pro forma adjustments for the six months ended June 30, 2023, calculated using the marginal tax rate of 28.9%.
(CC)	Reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down of debt reflected at adjustment (H).
4. Adjustments and Assumptions to the Unaudited Pro Forma Condensed Combined Statement of Operations for the Year ended December 31, 2022
(DD)	Reflects the pro forma impacts related to the purchase price allocation discussed at adjustment (A). This includes the following impacts:
1)	Loan interest income. Reflects an increase in interest income related to loans due to the reduced fair value of loans per the purchase price allocation.
2)
Interest expense related to 1) FHLB advances, 2) Long-term debt, and 3) Deposits. Reflects an increase in interest expense related to FHLB advances, long-term debt, and deposits due to the reduced fair value of this liability per the purchase price allocation.

3)	Amortization expense. Reflects an increase in amortization expense related to acquired intangible assets, calculated using the sum-of-the-year-digits method and an amortization period of 10 years.

(EE)	Reflects the tax impact of all pro forma adjustments for the year ended December 31, 2022, calculated using the marginal tax rate of 28.9%.
(FF)
Reflects the recognition of nonrecurring expenses related to estimated transaction costs in the amount of $44.5 million, which are primarily comprised of legal, accounting and finance, and other advisory fees.

(GG)	Reflects the recognition of nonrecurring expenses related to the provision for credit losses reflected at adjustment (F).
(HH)	Reflects a reduction in both interest income and interest expense related to the sale of certain assets and pay down of certain debt reflected at adjustment (H).
5. Earnings per Share Information
The pro forma weighted average shares calculations have been performed for the six months ended June 30, 2023 and the year ended December 31, 2022 by applying the two-class method and using the historical weighted average shares outstanding, and the issuance of additional shares in connection with the transaction, assuming the transaction occurred on January 1, 2022. As the transaction is being reflected as if it had occurred at the beginning of the periods presented, the calculation of weighted average share outstanding for both basic and diluted earnings per share assumes that the shares issuable relating to the transaction have been outstanding for the entire periods presented.
(In thousands, except share and per share data)	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Numerator
Pro forma net profit (loss) - basic and diluted	(1,367,435)	465,032
Less: Dividends to PACW restricted shareholders	—	(2,240)
Less: Earnings attributable to PACW restricted shareholders	—	(4,422)
Net earnings (loss) allocated to common shares	(1,367,435)	458,370

Denominator
Pro forma weighted average shares of common stock outstanding - basic	169,500,000	169,500,000
Pro forma basic earnings (loss) per share	(8.07)	2.70
Add: Dilutive impacts of warrants	—	9,987,300
Add: Dilutive impacts of legacy BANC restricted stock units	—	348,868
Add: Dilutive impacts of legacy BANC options	—	4,074
Pro forma weighted average shares of common stock outstanding - diluted	169,500,000	179,840,242
Pro forma diluted earnings (loss) per share	(8.07)	2.55
The above calculation excludes the effects of potentially dilutive shares from the computation of diluted earnings (loss) per share for the six months ended June 30, 2023 as the effect would have an antidilutive impact under the treasury stock method. Therefore, the weighted average number of common shares outstanding used to calculate both basic and diluted net profit per share attributable to common stockholders of the combined company is the same. The above excludes the following potential common shares as of June 30, 2023, from the computation of diluted net loss per share attributable to common stockholders of the combined company for the period indicated because including them would have had an antidilutive effect:
As of June 30, 2023
Restricted stock units	2,875,346

DESCRIPTION OF BANC CAPITAL STOCK
The following summary description of the capital stock of BANC does not purport to be complete and is qualified in its entirety by reference to BANC’s charter and bylaws, the NBPS articles supplementary (as defined below) and the deposit agreement (as defined below), as well as the MGCL. Pursuant to BANC’s charter, BANC has the authority to issue up to (a) 450 million shares of common stock, par value $0.01 per share, 3,136,156 of which have been classified and designated as Class B Non-Voting Common Stock (“BANC non-voting common stock”), and (b) 50 million shares of preferred stock, par value $0.01 per share, 32,000 of which have been classified and designated as Senior Non-Cumulative Perpetual Preferred Stock, Series A, 10,000 of which have been classified and designated as Non-Cumulative Perpetual Preferred Stock, Series B, 40,250 of which have been classified and designated as 8.00% Non-Cumulative Perpetual Preferred Stock, Series C, 115,000 of which have been classified and designated as 7.375% Non-Cumulative Perpetual Preferred Stock, Series D and 5,750,000 of which have been classified and designated as 7.000% Non-Cumulative Perpetual Preferred Stock, Series E, none of which classified and designated preferred shares are issued and outstanding.

Description of BANC Common Stock
Each share of BANC common stock has the same relative rights, and is identical in all respects, with each other share of BANC common stock, except that holders of BANC non-voting common stock have no voting rights except as required by law. BANC common stock is traded on the NYSE under the symbol “BANC.” BANC common stock represents non-withdrawable capital and is not insured by the FDIC. All of the outstanding shares of BANC common stock are, and any shares of stock issued pursuant to the merger agreement will be (upon issuance), fully paid and nonassessable.
Limitation of Liability and Indemnification Matters
BANC’s charter provides that directors and officers of BANC will not be liable to BANC or its stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.
BANC’s charter further provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses and (ii) other employees and agents to the extent authorized by the BANC board of directors and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC (or within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the event it will ultimately be determined that the standard of conduct has not been met; and (y) a written affirmation of the indemnitee of his or her good faith belief that the standard of conduct necessary for indemnification by BANC has been met.
Anti-Takeover Provisions in the Charter and Bylaws
Certain provisions of the BANC charter and the BANC bylaws could make it less likely that BANC’s management would be changed or someone would acquire voting control of BANC without the consent of the BANC board of directors. These provisions could delay, deter or prevent tender offers or takeover attempts that BANC stockholders might believe are in their best interests, including tender offers or takeover attempts that could allow stockholders to receive premiums over the market price of their common stock.
Reclassification of Capital Stock
The BANC board of directors can at any time, under the BANC charter and without stockholder approval, classify or reclassify any unissued shares of its capital stock into one or more classes or series of stock by setting or changing in one or more respects the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms and conditions of redemption of such shares.
Preferred Stock
In some cases, the issuance of preferred stock could discourage or make more difficult attempts to take control of BANC through a merger, tender offer, proxy context or otherwise. Preferred stock with special voting rights or other features issued to persons favoring BANC’s management could stop a takeover by preventing the person trying to take control of BANC from acquiring enough voting shares necessary to take control.
Restrictions on Voting Rights of BANC’s Equity Securities
Under the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.
Evaluation of Certain Offers
After evaluating a proposed business combination or change of control transaction, the BANC board of directors may, after due consideration of certain factors, take any lawful action to defeat such transaction, including, but not limited to, advising BANC stockholders not to accept the proposal, instituting litigation against the party making the proposal, filing complaints with governmental and regulatory authorities, acquiring the stock or any of the securities of BANC, increasing the authorized stock of BANC, selling or otherwise issuing authorized but unissued stock, acquiring a company that would create an antitrust or other regulatory problem for the party making the proposal and obtaining a more favorable offer from another individual or entity.
Nomination Procedures
Holders of BANC common stock can nominate candidates for the BANC board of directors. A BANC stockholder must follow the advance notice procedures described in the BANC bylaws. In general, to nominate a person for election to the BANC board of directors at an annual meeting of BANC’s stockholders, a BANC stockholder must submit a written notice of the proposed nomination to BANC’s secretary at least 90 but not more than 120 days before the first anniversary of the preceding year’s annual meeting.
Amendment of Bylaws
The BANC bylaws may be adopted, amended or repealed as provided in the BANC charter. Under the BANC charter, the BANC board of directors may adopt, amend or repeal the BANC bylaws by approval of a majority of the total number of directors BANC would have if there were no vacancies on the BANC board of directors.
BANC stockholders may also adopt, amend or repeal the BANC bylaws by the affirmative vote of a majority of the voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the voting limitation in the BANC charter described in the section entitled “—Restrictions on Voting Rights of BANC’s Equity Securities”), voting together as a single class. However, the approval of at least two-thirds of the voting power of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the voting limitation in the BANC charter described in the section entitled “—Restrictions on Voting Rights of BANC’s Equity Securities”), voting together as a single class, is required to adopt, amend or repeal any provision in the BANC bylaws related to special meetings of its stockholders.
Common Stock
Voting Rights
Holders of BANC common stock (other than BANC non-voting common stock) are entitled to one vote per share on all matters requiring stockholder action, including, but not limited to, the election of directors. However, under the BANC charter, no beneficial owner of more than 10% of the outstanding shares of BANC common stock may vote shares in excess of the 10% threshold. See the section entitled “—Anti-Takeover Provisions in the Charter and Bylaw—Restrictions on Voting Rights of BANC’s Equity Securities.” Except for the election of directors, certain amendments to the BANC bylaws (as described above) and as otherwise required by law or provided for in the BANC charter, all matters on which BANC stockholders will vote will be determined by a majority of the votes cast at the meeting. Cumulative voting of directors is not permitted. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, at any meeting for the election of directors at which a quorum is present, directors will be elected by a majority of the votes cast if the number of director nominees is less than or equal to the number of open board seats (i.e., an uncontested election) and a plurality of the votes cast if the number of director nominees exceeds the number of open board seats (i.e., a contested election).
Distributions
Holders of BANC common stock may receive distributions when, as and if declared by the BANC board of directors out of funds legally available for payment of distributions, subject to any restrictions imposed by federal banking regulators and the payment of any preferential amounts to which any class of preferred stock may be entitled. Other restrictions on BANC’s ability to pay distributions are described below in the section entitled “—Restrictions on Distributions.”
Liquidation Preference
Holders of common stock are not entitled to a liquidation preference in respect of those shares. Upon liquidation, dissolution or winding up of BANC, holders of BANC common stock will be entitled to share ratably in all assets remaining after the payment of all liabilities of BANC and of preferential amounts to which holders of any preferred stock may be entitled.

Other Matters
The holders of the BANC common stock have no preemptive or other subscription rights. BANC common stock is not subject to call or redemption.
Restrictions on Ownership of BANC’s Common Stock
Under the BHC Act, any person or company is required to obtain the approval of the Federal Reserve before acquiring control of BANC, which, among other things, includes the acquisition of ownership of or control over 25% or more of any class of voting securities of BANC or the power to exercise a “controlling influence” over BANC. In the case of an acquirer that is a bank or bank holding company, the BHC Act requires approval of the Federal Reserve for the acquisition of ownership or control of any voting securities of BANC, if the acquisition results in the bank or bank holding company controlling more than 5% of the outstanding shares of any class of BANC’s voting securities. The CIBC Act prohibits a person, entity, or group of persons or entities acting in concert, from acquiring “control” of a bank holding company, such as BANC, unless the Federal Reserve has been given prior notice and has not objected to the transaction. Under Federal Reserve regulations, the acquisition of 10% or more of a class of voting stock of BANC would generally be deemed an acquisition of control of BANC.
Restrictions on Voting Rights of BANC’s Common Stock
As noted above, under the BANC charter, no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.
Transfer Agent
The transfer agent for BANC common stock is Computershare Trust Company, N.A.
Restrictions on Distributions
BANC’s ability to make distributions or to repurchase its common stock, and the ability of BANC N.A. to pay dividends to BANC, are restricted by several factors. First, BANC is incorporated in Maryland and is governed by the MGCL. Under the MGCL, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as the indebtedness become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. A distribution that would not comply with the restriction described in clause (ii) above may nevertheless be made from the corporation’s net earnings for the fiscal year in which the distribution is made, the corporation’s net earnings for the preceding fiscal year or the sum of the corporation’s net earnings for the preceding eight fiscal quarters.
Furthermore, notification to the Federal Reserve is required prior to BANC declaring and making a cash distribution to its stockholders during any period in which its quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, BANC may not make a distribution should the Federal Reserve object until such time as BANC receives approval from the Federal Reserve or no longer needs to provide notice under applicable regulations.
Finally, BANC’s ability to pay dividends depends largely on its receipt of cash dividends from BANC N.A., which are limited by various statutes and regulations. Dividends paid by BANC N.A. are regulated by the OCC. OCC regulations impose various restrictions on the ability of a bank to make capital distributions, which include dividends. Generally, a well-capitalized bank may make capital distributions during any calendar year equal to up to 100% of year-to-date net income plus retained net income for the two preceding years without prior OCC approval. However, any dividend paid by BANC N.A. would be limited by the need to maintain its well-capitalized status plus the capital buffer in order to avoid additional dividend restrictions. Currently, BANC N.A. does not have sufficient dividend-paying capacity to declare and pay such dividends to BANC without obtaining prior approval from the OCC under the applicable regulations. During the year ended December 31, 2022, BANC received $126.0 million in dividends from BANC N.A.

During the six months ended June 30, 2023, BANC N.A. paid $70 million in dividends to BANC.
Refer to “Item 1. Business—Regulation and Supervision” in BANC’s most recent Annual Report on Form 10-K and similar sections in BANC’s future filings for more information about restrictions on the ability of BANC’s subsidiary bank to pay BANC dividends.

Description of New BANC Preferred Stock
In connection with the mergers, BANC will file with the Maryland Department of State articles supplementary designating the new BANC preferred stock and establishing the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, of the shares of new BANC preferred stock (the “NBPS articles supplementary”). The NBPS articles supplementary will be made a part of the BANC charter by the filing of the NBPS articles supplementary with the Maryland Department of State.
The following is a summary description of the new BANC preferred stock as contained in the NBPS articles supplementary and is subject to, and qualified in its entirety by reference to, the complete text of the NBPS articles supplementary. We encourage you to read the NBPS articles supplementary, which is attached hereto as Annex I.
General
The new BANC preferred stock is a single series of BANC’s authorized preferred stock. BANC is offering 20,530,000 BANC depositary shares, representing fractional interests in 513,250 shares of the new BANC preferred stock by this joint proxy statement/prospectus. Shares of the new BANC preferred stock, upon issuance in accordance with the merger agreement, will be fully paid and nonassessable. The depositary will be the sole holder of shares of the new BANC preferred stock, and all references in this joint proxy statement/prospectus to the holders of the new BANC preferred stock shall mean the depositary. The holders of BANC depositary shares will be entitled through the depositary to exercise their proportional rights and preferences of the new BANC preferred stock, as described in the section entitled “—Description of the BANC Depositary Shares” in this joint proxy statement/prospectus.
The new BANC preferred stock will not be convertible into, or exchangeable for, shares of BANC common stock or any other class or series of other securities of BANC. The new BANC preferred stock has no stated maturity and will not be subject to any sinking fund or other obligation of BANC to redeem, retire or repurchase the new BANC preferred stock. The new BANC preferred stock represents non-withdrawable capital, will not be an account of an insurable type, and will not be insured or guaranteed by the FDIC or any other governmental agency or instrumentality.
The number of designated shares of the new BANC preferred stock initially is 513,250 and the “stated amount” per share is $1,000. The number of designated shares may from time to time be increased (but not in excess of the total number of authorized shares of preferred stock of BANC) or decreased (but not below the number of shares of new BANC preferred stock then outstanding) by resolution of the BANC board of directors, or a duly authorized committee thereof, without the vote or consent of the holders of the new BANC preferred stock. Shares of new BANC preferred stock that are redeemed, purchased or otherwise acquired by BANC will be cancelled and revert to authorized but unissued shares of preferred stock of BANC undesignated as to series. BANC has the authority to issue fractional shares of new BANC preferred stock.
BANC may issue additional shares of the new BANC preferred stock and the BANC depositary shares at any time and from time to time without notice to or the consent of holders of the new BANC preferred stock or the BANC depositary shares, provided that such additional shares of new BANC preferred stock will only be issued if such shares are fungible with the original shares of new BANC preferred stock for U.S. federal income tax purposes. The additional shares of new BANC preferred stock and the BANC depositary shares will form a single series with the new BANC preferred stock and the BANC depositary shares, respectively, offered by this joint proxy statement/prospectus. Each share of new BANC preferred stock will be identical in all respects to every other share of new BANC preferred stock.

Ranking
With respect to the payment of dividends by, and distributions of assets upon any liquidation, dissolution or winding up of, BANC, the new BANC preferred stock will rank:
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senior to BANC common stock, BANC NVCE stock and any class or series of capital stock of BANC that may be issued in the future that is not expressly stated to be on parity with or senior to the new BANC preferred stock with respect to such dividend and distributions, which BANC refers to as “junior stock”;

•
on parity with, or equally to, any class or series of capital stock of BANC that BANC has issued and may issue in the future that is expressly stated to be on parity with the new BANC preferred stock with respect to such dividends and distributions, which BANC refers to as “parity stock”;

•
junior to any class or series of capital stock of BANC that BANC may issue in the future that is expressly stated to be senior to the new BANC preferred stock with respect to such dividends and distributions, if the issuance is approved by the holders of at least two-thirds of the outstanding shares of new BANC preferred stock, which BANC refers to as “senior stock”; and

•	junior to BANC’s secured and unsecured debt.
As of the date of this joint proxy statement/prospectus, there are no series of parity stock or senior stock outstanding. See “—Other Preferred Stock” below.
Dividends
Dividends on the new BANC preferred stock will not be cumulative or mandatory. If the BANC board of directors, or a duly authorized committee thereof, does not declare a dividend on the new BANC preferred stock in respect of a dividend period, then no dividend will be deemed to be payable for such dividend period, or be cumulative, and BANC will have no obligation to pay any dividend for that dividend period, whether or not the BANC board of directors, or a duly authorized committee thereof, declares a dividend on the new BANC preferred stock or any other class or series of capital stock of BANC for any future dividend period. A “dividend period” is the period from and including a dividend payment date to but excluding the next dividend payment date, except that the initial dividend period will commence on and include the original issue date of the new BANC preferred stock, which will be the closing date of the mergers.
Holders of new BANC preferred stock will be entitled to receive, when, as and if declared by the BANC board of directors, or a duly authorized committee thereof, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the stated amount of $1,000 per share at a rate equal to:
•	from, and including, the date of issuance to, but excluding, the first reset date or the date of earlier redemption, a fixed rate per annum of 7.75%; and
•
from, and including, the first reset date, during each reset period, a rate per annum equal to the five-year treasury rate as of the most recent reset dividend determination date (as described below), plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year (each such date, a “dividend payment date”); provided, however, that if any such dividend payment date is not a business day, then such date will nevertheless be a dividend payment date but dividends on the new BANC preferred stock will be paid on the next succeeding business day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment).
In the event that BANC issues additional shares of new BANC preferred stock after the original issue date, those shares will be entitled to dividends (a) that are declared on or after the date they are issued or (b) if specified by the BANC board of directors or a duly authorized committee thereof at the time such additional shares are issued, that accrue from the date of original issuance of the new BANC preferred stock or any other date so specified.

If any dividend payment date is not a business day, then the applicable dividend will be paid on the next business day without any adjustment to, or interest on, the amount of dividends paid. BANC will not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared. A business day means any weekday that is not a legal holiday in Los Angeles, California, and is not a day on which banking institutions in Los Angeles, California are closed.
A “reset date” means the first reset date of September 1, 2027 and each date falling on the fifth anniversary of the preceding reset date. Reset dates, including the first reset date, will not be adjusted for business days. A “reset period” means the period from, and including, the first reset date to, but excluding, the next following reset date and thereafter each period from, and including, each reset date to, but excluding, the next following reset date. A “reset dividend determination date” means, in respect of any reset period, the day falling three business days prior to the beginning of such reset period.
For any reset period commencing on or after the first reset date, the five-year treasury rate will be the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days immediately preceding the reset dividend determination date for that reset period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve as of 5:00 p.m. (Eastern Time) as of any reset determination date, as determined by the calculation agent in its sole discretion; provided that if no such calculation can be determined as described above, then:
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if the calculation agent determines that the treasury rate has not been discontinued, then the calculation agent will use for such reset period a substitute base rate that it has determined is most comparable to the treasury rate; or

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if the calculation agent determines that the treasury rate has been discontinued, then the calculation agent will use for such reset period and each successive reset period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the calculation agent determines there is an industry-accepted successor base rate to the treasury rate, then the calculation agent will use such successor base rate.

If the calculation agent has determined a substitute or successor base rate in accordance with second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent reset dividend determination date, then a new substitute or successor base rate will be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the calculation agent has determined a substitute or successor base rate, then the calculation agent will apply any technical, administrative or operational changes that BANC determines (including changes to the definitions of “dividend period”, “reset period”, “reset date” and “reset dividend determination date”, timing and frequency of determining rates with respect to each reset period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if BANC decides that adoption of any portion of such market practice is not administratively feasible or if BANC determines that no market practice for use of the substitute or successor base rate exists, the calculation agent will apply any such changes for calculating such substitute or successor base rate in such other manner as BANC determines is reasonably necessary.
The five-year treasury rate will be determined by the calculation agent on the third business day immediately preceding the applicable reset date. If the five-year treasury rate for any dividend period cannot be determined pursuant to the methods described in the two bullet points above, the dividend rate for such dividend period will be the same as the dividend rate determined for the immediately preceding dividend period.
Dividends will be payable to holders of record of new BANC preferred stock as they appear on BANC’s stock register on the applicable record date, which will be the 15th calendar day before the applicable dividend payment date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable dividend payment date, as fixed by the BANC board of directors, or a duly authorized committee thereof, in advance of payment of each particular dividend. The corresponding record dates for the BANC depositary shares will be the same as the record dates for the new BANC preferred stock.

Dividends payable on the new BANC preferred stock will be calculated for each dividend period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the new BANC preferred stock will cease to accrue on the redemption date, if any, as described in this section below under “—Redemption,” unless BANC defaults in the payment of the redemption price of the shares of the new BANC preferred stock called for redemption.
Restrictions on Dividends, Redemptions and Repurchases
Under the MGCL, a Maryland corporation generally may not make a distribution if, after giving effect to the distribution, (i) the corporation would not be able to pay its indebtedness as the indebtedness become due in the usual course of business, or (ii) the corporation’s total assets would be less than the sum of its total liabilities plus, unless the corporation’s charter permits otherwise, the amount that would be needed, if the corporation were dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of stockholders whose preferential rights are superior to those receiving the distribution. A distribution that would not comply with the restriction described in clause (ii) above may nevertheless be made from the corporation’s net earnings for the fiscal year in which the distribution is made, the corporation’s net earnings for the preceding fiscal year or the sum of the corporation’s net earnings for the preceding eight fiscal quarters.
Furthermore, notification to the Federal Reserve is required prior to BANC declaring and making a cash distribution to its stockholders during any period in which its quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, BANC may not make a distribution should the Federal Reserve object until such time as BANC receives approval from the Federal Reserve or no longer needs to provide notice under applicable regulations.
Finally, BANC’s ability to pay dividends depends largely on its receipt of cash dividends from BANC N.A., which are limited by various statutes and regulations. Dividends paid by BANC N.A. are regulated by the OCC. OCC regulations impose various restrictions on the ability of a bank to make capital distributions, which include dividends. Generally, a well-capitalized bank may make capital distributions during any calendar year equal to up to 100% of year-to-date net income plus retained net income for the two preceding years without prior OCC approval. However, any dividend paid by BANC N.A. would be limited by the need to maintain its well-capitalized status plus the capital buffer in order to avoid additional dividend restrictions. Currently, BANC N.A. does not have sufficient dividend-paying capacity to declare and pay such dividends to BANC without obtaining prior approval from the OCC under the applicable regulations. During the year ended December 31, 2022, BANC received $126.0 million in dividends from BANC N.A.
During the six months ended June 30, 2023, BANC N.A. paid $70 million in dividends to BANC.
Refer to “Item 1. Business—Regulation and Supervision” in BANC’s most recent Annual Report on Form 10-K and similar sections in BANC’s future filings for more information about restrictions on the ability of BANC’s subsidiary bank to pay BANC dividends.
So long as any share of new BANC preferred stock remains outstanding, unless dividends on all outstanding shares of new BANC preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
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no dividend may be declared or paid or set aside for payment and no distribution may be declared or made or set aside for payment on any junior stock (other than (i) a dividend payable solely in junior stock or (ii) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);

•
no monies may be paid or made available for a sinking fund for the redemption or retirement of any junior stock nor may any shares of junior stock be repurchased, redeemed or otherwise acquired for consideration by BANC, directly or indirectly, during a dividend period (other than (i) as a result of a reclassification of junior stock for or into other junior stock, (ii) the exchange or conversion of one share of junior stock for or into another share of junior stock, (iii) through the use of the proceeds of a substantially contemporaneous sale of other shares of junior stock, (iv) purchases, redemptions or other acquisitions of shares of the junior stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants,

(v) purchases of shares of junior stock pursuant to a contractually binding requirement to buy junior stock existing prior to or during the most recently completed preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of junior stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged or (vii) the acquisition by BANC or any of BANC’s subsidiaries of record ownership in junior stock for the beneficial ownership of any other persons (other than for the beneficial ownership by BANC or any of its subsidiaries), including as trustees or custodians); and
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no monies may be paid or made available for a sinking fund for the redemption or retirement of any parity stock nor may any shares of parity stock, be repurchased, redeemed or otherwise acquired for consideration by BANC, directly or indirectly, during a dividend period (other than (i) any purchase or other acquisition of shares of new BANC preferred stock and parity stock in accordance with a purchase offer made in writing or by publication (as determined by the BANC board of directors, or a duly authorized committee thereof), to all holders of such shares on such terms as the BANC board of directors, or a duly authorized committee thereof, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, may determine in good faith will result in fair and equitable treatment among the respective series or classes, (ii) as a result of a reclassification of parity stock for or into other parity stock, (iii) the exchange or conversion of parity stock for or into other parity stock or junior stock, (iv) through the use of the proceeds of a substantially contemporaneous sale of other shares of parity stock, (v) purchases of shares of parity stock pursuant to a contractually binding requirement to buy parity stock existing prior to or during the preceding dividend period, including under a contractually binding stock repurchase plan, (vi) the purchase of fractional interests in shares of parity stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (vii) the acquisition by BANC or any of BANC’s subsidiaries of record ownership in parity stock for the beneficial ownership of any other persons (other than for the beneficial ownership by BANC or any of BANC’s subsidiaries), including as trustees or custodians).

If the BANC board of directors, or a duly authorized committee thereof, elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period on the shares of new BANC preferred stock or any class or series of capital stock of BANC that ranks on a parity with the new BANC preferred stock in the payment of current dividends, then, to the extent permitted by the terms of the new BANC preferred stock and each outstanding series of dividend parity stock, such partial dividends may be declared on shares of new BANC preferred stock and dividend parity stock, and dividends so declared may be paid, as to any such dividend payment date and related dividend period in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any dividend parity stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such dividend parity stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of dividend parity stock has a longer dividend period than the dividend period for the new BANC preferred stock, or vice versa, for purposes of this paragraph, the BANC board of directors, or a duly authorized committee thereof, may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or may treat such dividend period(s) with respect to any dividend parity stock and dividend period(s) with respect to the new BANC preferred stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such dividend parity stock and the new BANC preferred stock.
As used in this joint proxy statement/prospectus, “dividend parity stock” means any class or series of capital stock of BANC that ranks on a parity with the new BANC preferred stock in the payment of current dividends. As of the date of this joint proxy statement/prospectus, there are no series of dividend parity stock outstanding. See “—Other Preferred Stock” below.
Subject to the considerations described above, and not otherwise, dividends (payable in cash, stock or otherwise), as may be determined by the BANC board of directors, or a duly authorized committee thereof, may be declared and paid on the BANC common stock and any other junior stock from time to time out of any assets legally available for such payment, and the holders of new BANC preferred stock will not be entitled to participate in any such dividend.

Dividends on the new BANC preferred stock will not be declared, paid or set aside for payment to the extent such act would cause BANC to fail to comply with applicable laws and regulations, including applicable capital adequacy rules.
Redemption
Optional Redemption
The new BANC preferred stock is perpetual and has no maturity date. The new BANC preferred stock is not subject to any mandatory redemption, sinking fund or other similar provisions. BANC may redeem the new BANC preferred stock at BANC’s option, in whole or in part, from time to time, on any dividend payment date or after September 1, 2027, which is the first reset date, at a redemption price equal to the stated amount of $1,000 per share (equivalent to $25.00 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of new BANC preferred stock nor holders of BANC depositary shares will have the right to require the redemption or repurchase of the new BANC preferred stock, and should not expect such redemption or repurchase. Notwithstanding the foregoing, BANC may not redeem shares of the new BANC preferred stock without having received the prior approval of the “appropriate federal banking agency” with respect to BANC, as defined in Section 3(q) of the Federal Deposit Insurance Act, or any successor provision (the “appropriate federal banking agency”), if the new BANC preferred stock is capital for bank regulatory purposes or such approval is otherwise required. BANC’s appropriate federal banking agency is the Federal Reserve.
Redemption Following a Regulatory Capital Treatment Event
BANC may redeem shares of the new BANC preferred stock at any time within 90 days following a regulatory capital treatment event, in whole but not in part, at a redemption price equal to $1,000 per share (equivalent to $25.00 per depositary share), together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Such redemption shall be subject to prior approval of the Federal Reserve, if the new BANC preferred stock is capital for bank regulatory purposes or such approval is otherwise required.
A “regulatory capital treatment event” means the good faith determination by BANC that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the U.S. (including, for avoidance of doubt, any agency or instrumentality of the U.S., including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the U.S. that is enacted or becomes effective after the initial issuance of any share of new BANC preferred stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the new BANC preferred stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the new BANC preferred stock, there is more than an insubstantial risk that BANC will not be entitled to treat the full stated amount of $1,000 per share of new BANC preferred stock then outstanding as common equity tier 1 capital (as defined in 12 C.F.R. 217.20) (or its equivalent) or any successor provision for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of new BANC preferred stock is outstanding. Dividends will cease to accrue on those shares on the redemption date.
Redemption Procedures
If shares of the new BANC preferred stock are to be redeemed, the notice of redemption will be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on BANC’s books, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if the new BANC preferred stock or any BANC depositary shares representing interests in the new BANC preferred stock are held in book-entry form through DTC or any other similar facility, BANC may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this paragraph will be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of new BANC preferred stock designated for redemption will not affect the validity of the proceedings for the redemption of any other shares of new BANC preferred stock. Each notice of redemption will include a statement setting forth:
•	the redemption date;
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the number of shares of the new BANC preferred stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of shares of new BANC preferred stock to be redeemed from the holder;

•	the redemption price;
•	the place or places where the certificates evidencing shares of new BANC preferred stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and
•	that dividends on such shares will cease to accrue on the redemption date.
If notice of redemption of any shares of new BANC preferred stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by BANC separate and apart from BANC’s other assets, in trust for the pro rata benefit of the holders of any shares of new BANC preferred stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of new BANC preferred stock are issued in certificated form, on and after the redemption date, unless BANC defaults in the payment of the redemption price of the shares of the new BANC preferred stock called for redemption, dividends will cease to accrue on all shares of new BANC preferred stock so called for redemption, and all such shares of new BANC preferred stock so called for redemption will no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, including rights described under “—Voting Rights” below, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, will be released from the trust so established and may be commingled with BANC’s other funds, and after that time the holders of the shares so called for redemption may look only to BANC for payment of the redemption price of such shares. See “—Description of the BANC Depositary Shares” in this joint proxy statement/prospectus for information about redemption of the BANC depositary shares relating to the new BANC preferred stock.
The redemption price for any shares of new BANC preferred stock will be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to BANC or BANC’s agent, if the shares of new BANC preferred stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a dividend period will not be paid to the holder entitled to receive the redemption price on the redemption date, but rather will be paid to the holder of record of the redeemed shares on such record date relating to the applicable dividend payment date.
In case of any redemption of only part of the shares of the new BANC preferred stock at the time outstanding, the shares to be redeemed shall be selected pro rata or by lot. Subject to the provisions of the NBPS articles supplementary (or, if the BANC depositary shares are issued or held in book-entry form through DTC or another similar facility, in accordance with the procedures of such facility), the BANC board of directors, or a duly authorized committee thereof, will have full power and authority to prescribe the terms and conditions upon which shares of new BANC preferred stock will be redeemed from time to time. If BANC has issued certificates for the new BANC preferred stock and fewer than all shares represented by any certificates are redeemed, new certificates will be issued representing the unredeemed shares without charge to the holders thereof.
The new BANC preferred stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Neither the holders of the new BANC preferred stock nor the holders of the BANC depositary shares have the right to require the redemption or repurchase of the new BANC preferred stock.
Liquidation Rights
In the event BANC liquidates, dissolves or winds-up BANC’s business and affairs, either voluntarily or involuntarily, before any distribution or payment out of BANC’s assets may be made to or set aside for the holders of any junior stock, holders of the new BANC preferred stock will be entitled to receive out of BANC’s assets legally available for distribution to BANC’s stockholders (i.e., after satisfaction of all of BANC’s liabilities to creditors, if any) an amount equal to the stated amount of $1,000 per share (equivalent to $25.00 per depositary share), referred to herein as the liquidation preference, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the new BANC preferred stock will not be entitled to any other amounts from BANC after they have received their full liquidating distribution.
In any such distribution, if the assets of BANC are not sufficient to pay the liquidation preference in full to all holders of the new BANC preferred stock and all holders of any class or series of capital stock of BANC that ranks on parity with the new BANC preferred stock in the distribution of assets on liquidation, referred to herein as the liquidation preference parity stock, the amounts paid to the holders of new BANC preferred stock and to the holders of all liquidation preference parity stock will be paid pro rata in accordance with the respective aggregate liquidation preferences of the new BANC preferred stock and all such liquidation preference parity stock. In any such distribution, the “liquidation preference” of any holder of capital stock of BANC other than the new BANC preferred stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on BANC’s assets available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a noncumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable. If the liquidation preference has been paid in full to all holders of new BANC preferred stock and all holders of any liquidation preference parity stock, the holders of BANC’s junior stock will be entitled to receive all remaining assets of BANC according to their respective rights and preferences.
For purposes of this section, the merger, consolidation or other business combination of BANC with or into any other entity, including a transaction in which the holders of new BANC preferred stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of BANC for cash, securities or other property, will not constitute a liquidation, dissolution or winding up of BANC.
Because BANC is a holding company, BANC’s rights and the rights of BANC’s creditors and stockholders, including the holders of the new BANC preferred stock, to participate in the distribution of assets of any of BANC’s subsidiaries upon that subsidiary’s liquidation or recapitalization may be subject to the prior claims of that subsidiary’s creditors, except to the extent that BANC is a creditor with recognized claims against the subsidiary.
Voting Rights
Except as provided below or otherwise required by law, the holders of the new BANC preferred stock will have no voting rights.
Right to Elect Two Directors upon Nonpayment of Dividends
If and whenever dividends payable on new BANC preferred stock or any class or series of parity stock (if any) having voting rights equivalent to those described in this paragraph, referred to herein as voting parity stock, have not been declared and paid (or, in the case of voting parity stock bearing dividends on a cumulative basis, are in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive, referred to herein as a nonpayment event, the number of directors on the BANC board of directors will automatically be increased by two and the holders of new BANC preferred stock, together with the holders of any outstanding voting parity stock then entitled to vote for additional directors, voting together as a single class in proportion to their stated amounts, will be entitled to elect by a vote of a plurality of the votes cast the two additional directors, referred to herein as the preferred stock directors; provided that the election of any such directors will not cause BANC to violate the rules of the NYSE (or any other exchange on which BANC’s securities are listed), and provided further that the BANC board of directors will at no time include more than two preferred stock directors (including, for purposes of this limitation, all directors that the holders of any series of voting preferred stock are entitled to elect pursuant to like voting rights).
The BANC charter prohibits holders of capital stock of BANC from cumulating their votes in the election of directors of BANC.
In the event that the holders of new BANC preferred stock and such other holders of voting parity stock are entitled to vote for the election of the preferred stock directors following a nonpayment event, such directors will be initially elected following such nonpayment event only at a special meeting called at the request of the holders of record of at least 10% of the stated amount of the new BANC preferred stock and each other series of voting parity stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of BANC’s stockholders, in which event such election shall be held only at such next annual or special meeting of BANC’s stockholders), and at each subsequent annual meeting of BANC’s stockholders. Such request to call a special meeting for the initial election of the preferred stock directors after a nonpayment event will be made by written notice, signed by the requisite holders of new BANC preferred stock or voting parity stock, and delivered to BANC’s corporate secretary at its executive offices, in such manner as provided for in the NBPS articles supplementary, or as may otherwise be required or permitted by applicable law. If BANC fails to call a special meeting for the election of the preferred stock directors within 20 days of receiving proper notice, any holder of new BANC preferred stock or voting parity stock may call such a meeting at BANC’s expense solely for the election of the preferred stock directors, and for this purpose and no other (unless provided otherwise by applicable law) such preferred stock holder will have access to BANC’s stock ledger relating to new BANC preferred stock and any voting parity stock.
Any preferred stock director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of new BANC preferred stock and voting parity stock, voting together as a single class in proportion to their respective stated amounts. The preferred stock directors elected at a special meeting will hold office until the next annual meeting of the BANC stockholders if such office has not previously terminated as described below. In case any vacancy occurs among the preferred stock directors, a successor will be elected by the BANC board of directors to serve until the next annual meeting of the BANC stockholders on the nomination of the then remaining preferred stock director or, if no preferred stock director remains in office, by the outstanding new BANC preferred stock and such voting parity stock for which dividends have not been paid, voting as a single class in proportion to their respective stated amounts, provided that the election of any such directors shall not cause BANC to violate the rules of the NYSE (or any other exchange on which BANC’s securities are listed). If elected by stockholders, the successor will be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a preferred stock director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of a preferred stock director after a nonpayment event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the BANC stockholders, in which event such election will be held at such next annual or special meeting of the BANC stockholders). The preferred stock directors will each be entitled to one vote per director on any matter that come before the BANC board of directors for a vote.
When (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the new BANC preferred stock on four consecutive dividend payment dates following a nonpayment event and (ii) the rights of holders of any voting parity stock to participate in electing the preferred stock directors have ceased, the right of holders of the new BANC preferred stock to participate in the election of preferred stock directors will cease (but subject always to the revesting of such voting rights in the case of any future nonpayment event), the terms of office of all the preferred stock directors will immediately terminate, and the number of directors constituting the BANC board of directors will automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly dividend periods following a nonpayment event, BANC may take account of any dividend BANC elects to pay for any dividend period after the regular dividend payment date for that period has passed.
In addition, if and when the rights of holders of new BANC preferred stock terminate for any reason, including under circumstances described above under “—Redemption,” such voting rights will terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date) and the terms of any additional directors elected by the holders of new BANC preferred stock and any voting parity stock will terminate automatically and the number of directors will be reduced by two, assuming that the rights of holders of voting parity stock have similarly terminated.
Under regulations adopted by the Federal Reserve, if the holders of any series of preferred stock (including the new BANC preferred stock) are or become entitled to vote for the election of directors, such series, along with any other holders of stock that are entitled to vote for the election of directors with that series, will be deemed a class of voting securities. A company that either holds 25% or more of that class or less than 25% of such class if it otherwise has the power to exercise a “controlling influence” (as described in Federal Reserve

Regulation Y) over BANC, will be subject to regulation as a bank holding company under the BHC Act. In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that class. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the CIBC Act to acquire or retain 10% or more of that class.
Other Voting Rights
So long as any shares of new BANC preferred stock remain outstanding, in addition to any other vote or consent of stockholders required by law or the BANC charter, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the new BANC preferred stock will be necessary to:
•
amend or alter the BANC charter to authorize or increase the authorized amount of, or issue shares of, any class or series of capital stock of BANC ranking senior to the new BANC preferred stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of BANC, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

•	amend, alter or repeal the provisions of the BANC charter so as to materially and adversely affect the powers, preferences, privileges or rights of the new BANC preferred stock, taken as a whole; or
•
consummate (i) a binding share-exchange or reclassification involving the new BANC preferred stock or (ii) the merger, consolidation or other business combination of BANC with any other entity, including a transaction in which the holders of new BANC preferred stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of BANC for cash, securities or other property, unless in each case (A) the shares of the new BANC preferred stock remain outstanding or, in the case of any such merger or consolidation with respect to which BANC is not the surviving or resulting entity, the new BANC preferred stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the new BANC preferred stock immediately prior to such consummation, taken as a whole; provided, however, that any increase in the amount of the authorized or issued new BANC preferred stock or authorized preferred stock, or the creation and issuance, or an increase in the authorized or issued amount, of any parity stock or junior stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the new BANC preferred stock.

The holders of the new BANC preferred stock will have exclusive voting rights on any charter amendment that would alter only the contract rights, as expressly set forth in the BANC charter, of the new BANC preferred stock.
Without the consent of the holders of the new BANC preferred stock, so long as such action does not adversely affect the powers, preferences or rights of the new BANC preferred stock, BANC may amend, alter, supplement or repeal any terms of the new BANC preferred stock:
•	to cure any ambiguity, or to cure, correct or supplement any provision contained in the NBPS articles supplementary for the new BANC preferred stock that may be defective or inconsistent; or
•	to make any provision with respect to matters or questions arising with respect to the new BANC preferred stock that is not inconsistent with the provisions of the NBPS articles supplementary.
The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of new BANC preferred stock have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by BANC for the benefit of the holders of the new BANC preferred stock to effect the redemption.

Other Preferred Stock
The BANC charter authorizes the BANC board of directors to create and provide for the issuance of one or more series of preferred stock, par value $0.01 per share, without the approval of the BANC stockholders. The BANC board of directors or a duly authorized committee thereof can also determine the terms, including the designations, powers, preferences and rights (including conversion, voting and other rights) and the qualifications, limitations or restrictions, of any preferred stock. The BANC charter authorizes 50,000,000 shares of preferred stock, par value $0.01 per share, which may be designated and issued in one or more series.
Depositary Agent, Transfer Agent and Registrar
Equiniti Trust Company will be the depositary and transfer agent and registrar for the new BANC preferred stock. BANC may, in its sole discretion, remove the depositary in accordance with the deposit agreement.
Calculation Agent
Unless BANC has validly called all shares of the new BANC preferred stock for redemption on the first reset date, BANC will appoint a calculation agent for the new BANC preferred stock prior to the commencement of a reset period. BANC may appoint itself or an affiliate of BANC’s as the calculation agent. BANC may terminate any such appointment and may appoint a successor calculation agent at any time and from time to time.
Preemptive and Conversion Rights
The holders of the new BANC preferred stock do not have any preemptive rights. The new BANC preferred stock is not convertible into or exchangeable for property or shares of any other series or class of capital stock of BANC.
Governing Law
The new BANC preferred stock will be governed by Maryland law.

Description of the BANC Depositary Shares
The following is a summary description of the BANC depositary shares relating to the new BANC preferred stock and is subject to, and qualified in its entirety by reference to, the complete text of the deposit agreement among BANC, Equiniti Trust Company, acting as depositary, and the holders from time to time of the depositary receipts evidencing the BANC depositary shares (the “deposit agreement”), pursuant to which BANC will deposit the underlying shares of the new BANC preferred stock with a depositary. We encourage you to read the deposit agreement which was filed as Exhibit 4.1 to PACW’s Current Report on Form 8-K filed on June 6, 2022 and is incorporated by reference as Exhibit 4.2 to the registration statement of which this joint proxy statement/prospectus forms a part.
General
This joint proxy statement/prospectus summarizes specific terms and provisions of the BANC depositary shares relating to the new BANC preferred stock. As described above under “Description of New BANC Preferred Stock”, BANC is issuing BANC depositary shares representing proportional fractional interests in shares of the new BANC preferred stock. Each BANC depositary share represents a 1/40th ownership interest in a share of new BANC preferred stock and will be evidenced by depositary receipts. Subject to the terms of the deposit agreement, each holder of a depositary share will be entitled, through the depositary, in proportion to the applicable fraction of a share of new BANC preferred stock represented by such depositary share, to all the rights and preferences of the new BANC preferred stock represented thereby (including dividend, voting, redemption and liquidation rights).
In this joint proxy statement/prospectus, references to “holders” of BANC depositary shares mean those who own BANC depositary shares registered in their own names on the books that BANC or the depositary maintain for this purpose, and not indirect holders who own beneficial interests in BANC depositary shares registered in street name or issued in book-entry form through DTC or any other similar facility.
Immediately following the closing of the mergers, BANC will deposit the new BANC preferred stock with the depositary, which will then exchange the BANC depositary shares for the PACW depositary shares. Copies of the forms of deposit agreement and the depositary receipt may be obtained from BANC upon request and in the manner described in the section entitled “Where You Can Find Additional Information” in this joint proxy statement/prospectus.
Amendment and Termination of the Deposit Agreement
BANC may amend the form of depositary receipt evidencing the BANC depositary shares and any provision of the deposit agreement at any time and from time to time by agreement with the depositary without the consent of the holders of BANC depositary shares. However, any amendment that will materially and adversely alter the rights of the holders of BANC depositary shares will not be effective unless the holders of at least two-thirds of the affected BANC depositary shares then outstanding approve the amendment. Every holder of an outstanding BANC depositary share at the time any such amendment becomes effective shall be deemed, by continuing to hold such BANC depositary shares, to consent and agree to such amendment and to be bound by the deposit agreement as amended thereby.
The deposit agreement may be terminated:
•	if all outstanding BANC depositary shares have been redeemed pursuant to the deposit agreement;
•
if there will have been a final distribution made in respect of the new BANC preferred stock in connection with any liquidation, dissolution or winding up of BANC and such distribution will have been distributed to the holders of depositary receipts representing BANC depositary shares pursuant to the terms of the deposit agreement; or

•	upon the consent of holders of depositary receipts representing in the aggregate not less than two-thirds of the BANC depositary shares outstanding.
BANC may terminate the deposit agreement at any time, and the depositary will give notice of that termination to the holders of all outstanding depositary receipts not less than 30 days before the termination date. In that event, the depositary will deliver or make available for delivery to holders of BANC depositary shares, upon surrender of the depositary receipts evidencing the BANC depositary shares, the number of whole or fractional shares of the new BANC preferred stock as are represented by those BANC depositary shares.

Dividends and Other Distributions
Each dividend payable on a depositary share will be in an amount equal to 1/40th of the dividend declared and payable on the related share of the new BANC preferred stock.
The depositary will distribute any cash dividends or other cash distributions received in respect of the deposited new BANC preferred stock to the record holders of BANC depositary shares relating to the underlying new BANC preferred stock in proportion to the number of BANC depositary shares held by the holders. If BANC makes a distribution other than in cash, the depositary will distribute any property received by it to the record holders of BANC depositary shares entitled to those distributions, unless it determines that the distribution cannot be made proportionally among those holders or that it is not feasible to make a distribution. In that event, the depositary may, with BANC’s approval, sell the property and distribute the net proceeds from the sale to the holders of the BANC depositary shares.
Record dates for the payment of dividends and other matters relating to the BANC depositary shares will be the same as the corresponding record dates for the new BANC preferred stock.
The amounts distributed to holders of BANC depositary shares will be reduced by any amounts required to be withheld by the depositary or by BANC on account of taxes or other governmental charges. The depositary may refuse to make any payment or distribution, or any transfer, exchange or withdrawal of any BANC depositary shares or the shares of the new BANC preferred stock until such taxes or other governmental charges are paid.
Redemption of BANC Depositary Shares
If we redeem the new BANC preferred stock represented by the BANC depositary shares, the BANC depositary shares will be redeemed from the proceeds received by the depositary resulting from the redemption of the new BANC preferred stock held by the depositary. The redemption price per depositary share is expected to be equal to 1/40th of the redemption price per share payable with respect to the new BANC preferred stock (or $25.00 per depositary share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to, but excluding, the redemption date, on the shares of the new BANC preferred stock.
Whenever BANC redeems shares of new BANC preferred stock held by the depositary, the depositary will redeem, as of the same redemption date, the number of BANC depositary shares representing shares of new BANC preferred stock so redeemed. If less than all of the outstanding BANC depositary shares are redeemed, the depositary will select the BANC depositary shares to be redeemed pro rata or by lot. In any case, the depositary will redeem the BANC depositary shares only in increments of 40 BANC depositary shares and any integral multiple thereof. The depositary will provide notice of redemption to record holders of the BANC depositary shares not less than 30 and not more than 60 days prior to the date fixed for redemption of the new BANC preferred stock and the related BANC depositary shares.
Voting of the new BANC preferred stock
Because each depositary share represents a 1/40th interest in a share of the new BANC preferred stock, holders of BANC depositary shares will be entitled to 1/40th of a vote per BANC depositary share under those limited circumstances in which holders of the new BANC preferred stock are entitled to a vote, as described above in “Description of New BANC Preferred Stock—Voting Rights.”
When the depositary receives notice of any meeting at which the holders of the new BANC preferred stock are entitled to vote, the depositary will mail (or otherwise transmit by an authorized method) the information contained in the notice to the record holders of the BANC depositary shares relating to the new BANC preferred stock. Each record holder of the BANC depositary shares on the record date, which will be the same date as the record date for the new BANC preferred stock, may instruct the depositary to vote the amount of the new BANC preferred stock represented by the holder’s BANC depositary shares. To the extent possible, the depositary will vote the amount of the new BANC preferred stock represented by BANC depositary shares in accordance with the instructions it receives. BANC will agree to take all reasonable actions that the depositary determines are necessary to enable the depositary to vote as instructed. If the depositary does not receive specific instructions from the holders of any BANC depositary shares representing the new BANC preferred stock, it will vote all BANC depositary shares held by it proportionately with instructions received.

Depositary Agent, Transfer Agent and Registrar
Equiniti Trust Company is expected to be the depositary and transfer agent and registrar for the BANC depositary shares. BANC may, in its sole discretion, remove the depositary in accordance with the agreement between BANC and the depositary.
Form and Notices
The new BANC preferred stock will be issued in registered form to the depositary, and the BANC depositary shares will be issued in book-entry form through DTC or any other similar facility. The depositary will forward to the holders of the BANC depositary shares all reports, notices, and communications from BANC that are delivered to the depositary and that BANC is required to furnish to the holders of the new BANC preferred stock.
Listing of BANC Depositary Shares
BANC will apply to list the BANC depositary shares representing the new BANC preferred stock on NYSE under the symbol “BANC PRF.” However, there is no guarantee that BANC will be able to list the BANC depositary shares. If approved, BANC expects trading of the BANC depositary shares on the NYSE to begin within the 30-day period following the original issue date. Listing of the BANC depositary shares on the NYSE does not guarantee that a trading market will develop or, if a trading market does develop, the depth of that market or the ability of holders to sell their BANC depositary shares easily. BANC does not expect that there will be any separate public trading market for the new BANC preferred stock except as represented by the BANC depositary shares.

COMPARISON OF THE RIGHTS OF BANC STOCKHOLDERS AND PACW STOCKHOLDERS
If the mergers are completed, holders of (i) PACW common stock will receive shares of BANC common stock in the merger and will cease to hold shares of PACW common stock, and (ii) PACW preferred stock will receive shares of new BANC preferred stock and will cease to hold shares of PACW preferred stock (which will be evidenced by BANC depositary shares representing a corresponding interest in the new BANC preferred stock).
BANC is organized under the laws of the State of Maryland. PACW is organized under the laws of the State of Delaware. The following is a summary of the material differences between the current rights of holders of (i) BANC common stock under the BANC charter, the BANC bylaws and Maryland law and (ii) PACW common stock under the PACW charter, the PACW bylaws and Delaware law.
The following does not include a summary of material terms of the rights of holders of new BANC preferred and PACW preferred stock. In each case, the rights of the applicable holders in the immediately preceding sentence will remain substantially similar (and the shares of new BANC preferred stock will be evidenced by the BANC depositary shares in the same manner as PACW preferred stock currently). See the sections entitled “Description of New BANC Preferred Stock” and “Description of BANC Depositary Shares” for more information on the rights of such holders.
The following summary is not a complete statement of the rights of stockholders of the two companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to BANC’s and PACW’s organizational documents, which we urge you to read carefully and in their entirety, as well as the corporate law of the State of Delaware and the State of Maryland. Copies of BANC’s organizational documents have been filed with the SEC. See the section entitled “Where You Can Find More Information” beginning on page 201. Copies of PACW’s organizational documents have been filed as exhibits to the registration statement of which this joint proxy statement/prospectus is a part.
	BANC	PACW
Authorized Capital Stock
The BANC charter authorizes BANC to issue (i) 450,000,000 shares of BANC common stock, par value $0.01 per share, including 3,136,156 shares of BANC non-voting common stock, and (ii) 50,000,000 shares of preferred stock, par value $0.01 per share. As of the BANC record date, there were [ ] shares of common stock issued and outstanding, including 477,321 shares of BANC non-voting common stock, and zero shares of preferred stock issued and outstanding.

The PACW charter authorizes PACW to issue (i) 200,000,000 shares of PACW common stock, par value $0.01 per share, and (ii) 5,000,000 shares of preferred stock, par value $0.01 per share (which includes 575,000 shares of the PACW preferred stock). As of the PACW record date, there were [ ] shares of common stock issued and outstanding and 513,250 shares of PACW preferred stock issued and outstanding.

Voting Rights
The BANC charter and BANC bylaws provide that each outstanding share of common stock (other than BANC non-voting common stock) generally is entitled to one vote on each matter submitted to a vote at a meeting of stockholders. BANC’s charter provides that no person who beneficially owns, directly or indirectly, more than 10% of the then-outstanding shares of BANC common stock is entitled to vote any shares held in excess of the 10% threshold.

Except for the election of directors, certain amendments to the BANC bylaws or as otherwise required by law or as provided in the BANC charter, all matters on which

Except with respect to the election of directors (which allows for cumulative voting, as discussed below), the PACW bylaws provide that each outstanding share of stock is entitled to one vote on each matter submitted to a vote at a meeting of stockholders.

Except for the election of directors or as otherwise required by law or as provided in the PACW bylaws, all matters on which stockholders shall vote shall be determined by

	BANC	PACW
	stockholders shall vote shall be determined by a majority of the votes cast at the meeting by the stockholders entitled to vote on such matter.	a majority of the shares present at the meeting that are entitled to vote on such matter.

Class of Directors
Under the MGCL, the charter or the bylaws may divide the directors into classes and may provide for a term of office of not more than five years. The term of at least one class of directors, however, must expire each year.

Under the DGCL, the directors of a corporation may be divided into 1, 2 or 3 classes. The term of office of those of (i) the first class expire at the first annual meeting held after such classification becomes effective, (ii) the second class 1 year thereafter and (iii) the third class 2 years thereafter.

	The BANC board of directors is not classified.	The PACW board of directors is not classified.

Director Eligibility
The BANC bylaws provide that no person shall be eligible for election or appointment to the BANC board of directors if such person (i) has, within the previous 10 years, been the subject of supervisory action by a financial regulatory agency that resulted in a cease and desist order or an agreement or other written statement subject to public disclosure under 12 U.S.C. 1818(u), (ii) has been convicted of a crime involving dishonesty or breach of trust that is punishable by imprisonment for a term exceeding one year under state or federal law, (iii) is currently charged in any information, indictment, or other complaint with the commission of or participation in such a crime or (iv) is a party (either directly or through an affiliate) to litigation or an administrative proceeding adverse to BANC or BANC N.A., except (1) derivative litigation brought in the name of BANC by the director in his or her capacity as a stockholder of BANC, (2) litigation otherwise arising exclusively out of such person’s rights as a stockholder of BANC, or exclusively relating to the election of directors of BANC, or (3) litigation related to the enforcement of such person’s rights under the BANC bylaws or the BANC charter, or arising under any employment, consulting, indemnity or similar agreement arising out of or relating to such person’s service as an employee, director, officer, agent or other representative of BANC or any of its subsidiaries.
The PACW charter and PACW bylaws do not include director eligibility requirements.

	BANC	PACW
Election of Directors
The BANC bylaws provide that directors will be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present and for which the number of director nominees is less than or equal to the number of open board seats (i.e., an uncontested election), provided that directors will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present and for which the number of director nominees exceeds the number of open board seats (i.e., a contested election).

The BANC charter provides that stockholders may not cumulate their votes in the election of directors.

The PACW charter provides that cumulative voting for directors is permitted so long as the name of the candidates for whom such votes would be cast has been placed in nomination prior to the voting and at least one stockholder has given notice at the meeting prior to the voting of such stockholder’s intention to cumulate votes. Cumulative voting provides each stockholder with a number of votes equal to the number of directors to be elected multiplied by the number of shares of common stock held by such stockholder, which such stockholder can then vote in favor of one or more nominees.

The PACW bylaws provide that directors will be elected by the vote of the majority of the votes cast (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee) at any meeting for the election of directors at which a quorum is present, provided that the directors will be elected by a plurality of the votes cast (instead of by votes cast for or against a nominee) at any meeting at which a quorum is present for which (i) the secretary of PACW receives a notice pursuant to PACW’s bylaws that a stockholder intends to nominate a director or directors and (ii) such proposed nomination has not been withdrawn by such stockholder on or prior to the tenth day preceding the date PACW first mails its notice of meeting for such meeting to the stockholders.

Removal of Directors
The BANC charter provides that subject to the right of the holders of any series of preferred stock then outstanding, any and all directors may be removed from office, with or without cause, at any time by the affirmative vote of the holders of a majority of the combined voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class.

The PACW bylaws provide that any and all directors may be removed from office, with or without cause, at any time by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors; except that, if the charter provides for cumulative voting (as it currently does) and less than the entire board is to be removed, no director may be removed without cause if the votes cast against his or her removal would be sufficient to elect him or her if then cumulatively voted at an election of the entire board.

Filing Vacancies on	The BANC charter and bylaws provide that subject to the right of the holders of any	Under the DGCL, unless the certificate of incorporation or bylaws provide otherwise,

	BANC	PACW
the Board of Directors
series of preferred stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any other vacancies on the BANC board of directors may be filled only by the vote of a majority of the directors then in office, though less than a quorum. Any director elected or appointed to fill a vacancy will hold office for a term expiring at the next annual meeting of stockholders and will serve until a successor is elected and qualified.

(i) vacancies and newly created directorships resulting from any increase in the authorized number of directors elected by all of the stockholders having the right to vote as a single class may be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director; and (ii) whenever the holders of any class or classes of stock or series thereof are entitled to elect 1 or more directors by the certificate of incorporation, vacancies and newly created directorships of such class or classes or series may be filled by a majority of the directors elected by such class or classes or series thereof then in office, or by a sole remaining director so elected.

Calling Special Meetings of Stockholders
The BANC bylaws provide that, subject to the rights of the holders of any class or series of preferred stock, special meetings of stockholders may be called by the president, the chief executive officer, the board of directors pursuant to a resolution adopted by a majority of the total number of directors which BANC would have if there were no vacancies on the BANC board of directors. Special meetings of stockholders will also be called by BANC’s secretary on the written request of stockholders entitled to cast at least a majority of all the votes entitled to be cast at the meeting.

The PACW bylaws provide that special meetings of stockholders may be called at any time by the chairman or vice chairman of the PACW board of directors, the chief executive officer, the board of directors or the holders of shares entitled to cast not less than ten percent (10%) of the votes at the meeting.

Quorum
The BANC bylaws provide that the presence in person or by proxy of stockholders entitled to cast one third of all the votes entitled to be cast at the meeting constitutes a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law. Where a separate vote by a class or classes is required for any matter, the holders of a majority of the shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter.

The PACW bylaws provide that the presence in person or by proxy of stockholders entitled to cast a majority of the votes entitled to be cast on a matter at the meeting constitutes a quorum. Where a separate vote by class or classes is required for any matter, the holders of a majority of the shares of such class or classes, present in person or represented by proxy, constitutes a quorum entitled to take action with respect to that vote on that matter.

Notice of Stockholder Meetings
The BANC bylaws provide that not less than ten nor more than 90 days before the date of a stockholders’ meeting, BANC’s Secretary must give written notice of the meeting to each stockholder entitled to vote at such meeting and to each other stockholder entitled to notice of the meeting. The notice shall state

The PACW bylaws provide that not less than ten nor more than 60 days before the date of a stockholders’ meeting, PACW will give written notice of the meeting to each stockholder entitled to vote at such meeting. The notice shall state the date, time and place of the meeting and, if the meeting is a special

	BANC	PACW

the date, time and place of the meeting and, if the meeting is a special meeting or notice of the purpose is required by statute, the purpose of the meeting. Notice shall be deemed to be given when it is personally delivered to the stockholder, left at the stockholder’s usual place of business, mailed to the stockholder at his or her address as it appears on the records of BANC, or transmitted to the stockholder by electronic mail to any electronic mail address of the stockholder or by any other electronic means.

meeting, the purpose of the meeting. The notice of any meeting at which directors are to be elected shall include a list of the names of the nominees intended at the time of the mailing of the notice to be presented by the board for election. Notice shall be deemed to be given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of PACW.

Stockholder Proposals and Nominations
The BANC bylaws provide that in order for a stockholder proposal to be properly brought before any annual meeting of stockholders (including any nomination or proposal relating to the nomination of a director to be elected to the BANC board of directors), the stockholder must give notice of the proposal satisfying the requirements of BANC’s bylaws to BANC’s secretary not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.

For such notice for the nomination of a director for election to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the identity and biographical details of the proposed nominee(s), and (iii) a completed and signed director questionnaire by such nominee(s).

For such notice for matters (other than the nomination of a director for election) to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) a brief description of the business desired to be brought and (iii) the reasons for conducting such business at the meeting

The PACW bylaws provide that in order for a stockholder proposal to be properly brought before any annual meeting of stockholders, the stockholder must give notice of the proposal satisfying the requirements of PACW’s bylaws to PACW’s secretary not less than 90 days and not more than 120 days prior to the first anniversary date of the annual meeting for the preceding year, with the notice period varying for certain instances as set forth in the bylaws.

For such notice for the nomination of a director for election to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the identity of such nominee(s) and the information regarding such nominee(s) required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC (or the corresponding provisions of any regulation subsequently adopted by the SEC applicable to PACW), and (iii) a consent to serve as a director (if elected) by such nominee(s).

For such notice for matters (other than the nomination of a director for election) to be in proper form, such notice must include, among other things, (i) the identity and capital stock ownership of the stockholder delivering such notice, (ii) the text of the proposal to be presented (including the text of any resolutions to be proposed for consideration by stockholders) and (iii) a brief written statement of the reasons why such stockholder favors the proposal.

	BANC	PACW
Anti-Takeover Provisions and Other Stockholder Protections
Section 3-602 of the MGCL prohibits a Maryland corporation from engaging in a “business combination” (as defined in the MGCL) with a person owning 10% or more of the corporation’s voting stock or such person’s affiliates for five years following the most recent date that such person becomes a 10% stockholder, with certain exceptions. BANC, in its charter, has opted out of Section 3-602, and instead, provides that a “business combination” (as defined in the BANC charter) with a greater than 10% stockholder requires, in addition to any vote required by law, the approval of the holders of at least 80% of the voting power of the outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, subject to certain exceptions, including approval by a majority of disinterested directors.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a “business combination” (as defined under Delaware law) with a person owning 15% or more of the corporation’s voting stock for three years following the time that a person becomes a 15% stockholder, with certain exceptions. PACW, in its charter, has opted out of Section 203 of the DGCL. Unlike the BANC charter, the PACW charter does not contain a business combination provision.

Limitation of Personal Liability of Officers and Directors
The BANC charter provides that directors and officers will not be liable to BANC or its stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.

The BANC charter further provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses and (ii) other employees or agents to the extent authorized by the BANC board and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC(or within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the

The PACW charter provides that a director shall not be liable to PACW or its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL.

	BANC	PACW

event it will ultimately be determined that the standard of conduct has not been met; and (y) a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification by BANC has been met.

Appraisal or Dissenters’ Rights
Under the MGCL, stockholders may have appraisal rights in the event of:
• a merger or consolidation;
• a share exchange;
• a transfer of assets;
• a charter amendment altering contract rights of outstanding stock (unless the right to do so is reserved in the charter, as it is in the BANC charter); or
• a business combination specified by the MGCL.

The appraisal right does not apply if (i) the stock is listed on a national securities exchange with certain exceptions; (ii) the stock is that of the successor in a merger unless the merger alters the contract rights of the stock and the charter does not reserve the right to do so or converts the stock in whole or in part into something other than stock, cash, scrip or other interests; (iii) the stock is not entitled (with certain exceptions) to be voted on the transaction or the stockholder did not own the stock on the record date for determining stockholders entitled to vote on the transaction; (iv) the charter provides that the holders of the stock are not entitled to exercise the rights of an objecting stockholder; or (v) the stock is that of an open-end investment company and the stock is valued in the transaction at its net asset value.

Under the DGCL, appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation, provided, however that, no appraisal rights shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation.

Amendments to Charter and Bylaws
The BANC charter generally may be amended upon approval by the BANC board of directors and the holders of a majority of the outstanding shares of BANC common stock.

The BANC bylaws may be adopted, amended or repealed by (i) approval of a majority of the total number of directors BANC would have if there were no vacancies on the BANC board of directors or (ii) the affirmative vote of a majority of the voting power of all of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election

The PACW charter may be amended in any manner allowed under Delaware law. Generally, Delaware law requires a charter amendment to be approved by the board of directors and the holders of a majority of the outstanding stock entitled to vote thereon.

The PACW bylaws may be adopted, amended or repealed by (i) approval of a majority of the directors of PACW in attendance at a meeting at which a quorum is present or (ii) the affirmative vote of a majority of the votes cast at the meeting by the stockholders entitled to vote on such matter.

BANC	PACW

of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class. However, the approval of at least two-thirds of the voting power of the then-outstanding shares of capital stock of BANC entitled to vote generally in the election of directors (after giving effect to the 10% voting limitation in BANC’s charter described herein under the “Voting Rights” section), voting together as a single class is required for the BANC stockholders to adopt, amend or repeal the section of BANC’s bylaws related to special meetings of stockholders.

LEGAL MATTERS
The validity of the BANC common stock and new BANC preferred stock to be issued pursuant to the merger agreement will be passed upon for BANC by Silver, Freedman, Taff & Tiernan LLP.
The validity of the BANC depositary shares to be issued in connection with the mergers will be passed upon for BANC by Skadden, New York, New York.
Certain U.S. federal income tax consequences of the mergers will be passed upon for BANC by Skadden, New York, New York, and for PACW by Sullivan & Cromwell, New York, New York.

EXPERTS
BANC
The consolidated financial statements of BANC appearing in BANC’s Annual Report (Form 10-K) for the year ended December 31, 2022, and the effectiveness of BANC’s internal control over financial reporting as of December 31, 2022, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and BANC management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022, are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.
PACW
The consolidated financial statements of PACW as of December 31, 2022 and 2021, and for each of the years in the three-year period ended December 31, 2022, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2022 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of such firm as experts in accounting and auditing.

DEADLINES FOR SUBMITTING STOCKHOLDER PROPOSALS
BANC
BANC will hold its 2024 annual meeting of stockholders (the “BANC 2024 annual meeting”), regardless of whether the mergers or the investments have been completed.
Proxy Statement Proposals. If a BANC stockholder intends to present a stockholder proposal at the BANC 2024 annual meeting, such proposal must be received by BANC at its executive offices, located at 3 MacArthur Place, Santa Ana, California 92707, no later than December 2, 2023 to be eligible for inclusion in BANC’s proxy statement and form of proxy for that meeting, provided that if the date for the BANC 2024 annual meeting is changed by more than 30 days from the anniversary date of BANC’s 2023 annual meeting of stockholders (which was held on May 11, 2023), then such proposal must be received by BANC at its executive offices at a reasonable time before BANC begins to print and send its proxy materials for the BANC 2024 annual meeting. Such proposal will be subject to the requirements of the proxy rules adopted under the Exchange Act and the BANC charter and BANC bylaws and Maryland law.
Other Proposals and Nominations. The BANC bylaws contain additional notification requirements for stockholder proposals, regardless of whether such proposals are submitted for inclusion in BANC’s proxy materials. For a stockholder proposal to be considered for presentation at the BANC 2024 annual meeting, written notice of such proposal containing the information set forth in Section 1.09 of the BANC bylaws must be received by BANC no later than February 11, 2024 and no earlier than January 12, 2024. If, however, the date of the BANC 2024 annual meeting is before April 11, 2024 or after July 10, 2024, notice of the stockholder proposal must be delivered no earlier than the 120th day prior to the date of the BANC 2024 annual meeting and not later than the close of business on the later of the 90th day prior to the day of the BANC 2024 annual meeting or the 10th day following the day on which notice of the date of the BANC 2024 annual meeting is mailed or public announcement of the date of the BANC 2024 annual meeting is first made. These notification requirements also apply to director nominations by the BANC stockholders.
In addition to satisfying the foregoing requirements, to comply with the SEC’s universal proxy rules, BANC stockholders who intend to solicit proxies at the BANC 2024 annual meeting in support of director nominees other than BANC’s nominees must provide notice to BANC that sets forth the information required by Rule 14a-19 under the Exchange Act no later than March 12, 2024, provided that if the date for the BANC 2024 annual meeting is changed by more than 30 days from the anniversary date of BANC’s 2023 annual meeting of stockholders, then such notice must be provided by the later of 60 days prior to the date of the BANC 2024 annual meeting or the 10th day following the day on which public announcement of the date of the BANC 2024 annual meeting is first made by BANC.
PACW
PACW will hold an annual meeting of stockholders in 2024 (the “PACW 2024 annual meeting”) only if the mergers have not already been completed.
Stockholder Proposals. Business must be properly brought before an annual meeting in order to be considered by the PACW stockholders. To be considered for inclusion in PACW’s proxy statement for the PACW 2024 annual meeting, a stockholder proposal must be submitted in writing to PACW’s corporate secretary at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California, 90212 no later than November 24, 2023 and must satisfy the other requirements of Rule 14a-8 under the Exchange Act. Matters proposed by the PACW stockholders for consideration at the PACW 2024 annual meeting but not included in PACW’s proxy materials must be received by PACW’s corporate secretary no earlier than January 3, 2024 and no later than February 2, 2024.
Director Nominations. The PACW bylaws govern the submission of nominations for director that a PACW stockholder wishes to have considered at a meeting of the PACW stockholders, but that are not included in PACW’s proxy statement. To nominate a director under the PACW bylaws, a PACW stockholder must give written notice to PACW’s corporate secretary not less than 90 nor more than 120 days prior to the first anniversary date of PACW’s annual meeting of stockholders for the preceding year, the notice must contain the information required by the PACW bylaws, and the PACW stockholder must be entitled to vote and comply with other applicable requirements set forth in the PACW bylaws. Accordingly, PACW must receive notice of director nominations proposed by PACW stockholders pursuant to the PACW bylaws for the PACW 2024 annual meeting no earlier than January 3, 2024 and no later than February 2, 2024. To comply with the universal proxy rules, PACW stockholders who intend to solicit proxies in support of director nominees other than PACW’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no earlier than January 3, 2024 and no later than February 2, 2024.

HOUSEHOLDING OF PROXY MATERIALS
SEC rules permit a company, such as BANC or PACW, and intermediaries, such as brokers, banks, trustees and other nominees to satisfy proxy materials delivery requirements for two or more stockholders of such company sharing an address by delivering a single set of proxy materials to those stockholders. This practice is referred to as “householding” and can result in significant savings of paper and mailing costs.
BANC or PACW (as applicable) may household the proxy materials to be delivered in connection with this joint proxy statement/prospectus to BANC stockholders or PACW stockholders (as applicable) of record that share an address. This means that BANC stockholders or PACW stockholders of record sharing an address may not each receive a separate copy of these materials.
Certain brokerage firms, banks or other similar entities may have instituted householding for beneficial owners of BANC common stock or PACW common stock (as applicable) held through such an entity. BANC stockholders or PACW stockholders (as applicable) sharing an address whose shares of BANC common stock or PACW common stock (as applicable) are held by such an entity should contact such entity if they now receive: (a) multiple copies of the proxy materials and wish to receive only one copy of these materials per household in the future; or (b) a single copy of the proxy materials and wish to receive separate copies of these materials now or in the future.
Additional copies of proxy materials are available to BANC stockholders upon request by contacting BANC at:
Banc of California, Inc.
ATTN: Corporate Secretary
3 MacArthur Place
Santa Ana, California, 92707
(855) 361-2262
IR@bancofcal.com
Additional copies of proxy materials are available to PACW stockholders upon request by contacting PACW’s transfer agent, EQ Shareowner Services, at:
EQ Shareowner Services
P.O. Box 64874
St. Paul, Minnesota 55164-0874
(800) 401-1957

WHERE YOU CAN FIND MORE INFORMATION
BANC and PACW file annual, quarterly and current reports, proxy statements and other information with the SEC. The SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC, including both BANC and PACW, which can be accessed at www.sec.gov. In addition, documents filed with the SEC by BANC, including the registration statement on Form S-4, of which this joint proxy statement/prospectus forms a part, will be available free of charge in the “Investor Relations” section of BANC’s website, https://investors.bancofcal.com, under the heading “Financials and Filings.” Documents filed with the SEC by PACW will be available free of charge in the “Investor Relations” section of PACW’s website, www.pacwestbancorp.com, under the heading “SEC Filings.” The web addresses of the SEC, BANC and PACW are included as inactive textual references only. Except as specifically incorporated by reference into this joint proxy statement/prospectus, information on those websites is not part of this joint proxy statement/prospectus.
BANC has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to BANC’s securities to be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger. This document constitutes the prospectus of BANC filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection as set forth above.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC.
Set forth below is a list of the documents previously filed with the SEC by PACW under the Exchange Act that are attached as annexes to this joint proxy statement/prospectus.
PACW filings (SEC File No. 001-36408)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on February 27, 2023

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2023, filed on May 11, 2023 and quarterly period ended June 30, 2023 filed on August 9, 2023

Current Reports on Form 8-K	Filed May 5, 2023, filed May 22, 2023, filed June 26, 2023, filed July 25, 2023, filed July 31, 2023

Definitive Proxy Statement on Schedule 14A	Filed March 23, 2023

The SEC allows BANC to incorporate by reference into this joint proxy statement/prospectus documents filed by BANC with the SEC, including certain information required to be included in the registration statement on Form S-4 filed by BANC to register shares of BANC common stock that will be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger of which this joint proxy statement/prospectus forms a part. This means that BANC can disclose important information to you by referring you to those documents. The information incorporated by reference into this joint proxy statement/prospectus is considered to be a part of this document, and later information that BANC files with the SEC will update and supersede that information. BANC incorporates by reference the documents listed below and any documents filed by BANC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the latest of (i) the date of the special meeting of BANC and (ii) the date that the offering or shares of BANC common stock to be issued in the first merger and the new BANC preferred stock (and/or BANC depositary shares) to be issued in the second merger is terminated:
BANC filings (SEC File No. 001-35522)	Periods Covered or Date of Filing with the SEC
Annual Report on Form 10-K	Fiscal year ended December 31, 2022, filed on February 27, 2023

Quarterly Reports on Form 10-Q	Quarterly period ended March 31, 2023, filed on May 8, 2023 and the quarterly period ended June 30, 2023, filed on August 8, 2023

Current Reports on Form 8-K	Filed February 13, 2023, filed February 23, 2023, filed May 15, 2023, filed July 6, 2023, filed July 25, 2023, filed July 28, 2023

Definitive Proxy Statement on Schedule 14A	Filed March 31, 2023 (solely to the extent incorporated by reference into Part III of BANC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022)
Notwithstanding the foregoing, information furnished by BANC or PACW on any Current Report on Form 8-K, including the related exhibits, that, pursuant to and in accordance with the rules and regulations of the SEC, is not deemed “filed” for purposes of the Exchange Act will not be deemed to be incorporated by reference into this joint proxy statement/prospectus.
You may request a copy of the documents incorporated by reference into this document. Requests for documents should be directed to:
if you are a BANC stockholder: Banc of California, Inc. 3 MacArthur Place Santa Ana, CA 92707 Attn: Investor Relations (855) 361-2262	if you are a PACW stockholder: PacWest Bancorp 9701 Wilshire Boulevard Suite 700 Beverly Hills, CA 90212 Attn: Investor Relations investor-relations@pacwest.com
This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth in, attached to, or incorporated by reference into, this document by reference or in BANC’s or PACW’s affairs since the date of this document. BANC provided the information contained in this document with respect to BANC and PACW provided the information contained in this document with respect to PACW.

Annex A
EXECUTION VERSION
AGREEMENT AND PLAN OF MERGER

by and among

PACWEST BANCORP,

BANC OF CALIFORNIA, INC.,

and

CAL MERGER SUB, INC.

Dated as of July 25, 2023

A-i

A-ii

A-iii

EXHIBITS

Exhibit A — Form of PACW Voting Agreement	A-68
Exhibit B — Form of BANC Voting Agreement	A-76
Exhibit C — Form of Amended and Restated Certificate of Incorporation of Surviving Entity	A-84
Exhibit D — Form of Amended and Restated Bylaws of Surviving Entity	A-97
Exhibit E — Form of Bank Merger Agreement	A-116
A-iv

INDEX OF DEFINED TERMS
2023 Bonuses	A-50
Acquisition Proposal	A-53
affiliate	A-39
Agreement	A-1
Articles of Merger	A-4
Balance Sheet Repositioning	A-56
BANC	A-1
BANC Articles	A-5
BANC Benefit Plans	A-31
BANC Board Recommendation	A-47
BANC Bylaws	A-5
BANC Common Stock	A-2
BANC Contract	A-35
BANC Directors	A-52
BANC Disclosure Schedule	A-25
BANC Equity Awards	A-4
BANC Insider	A-33
BANC Meeting	A-47
BANC Non-Voting Common Stock	A-5
Banc of California	A-5
BANC Options	A-4
BANC Owned Properties	A-37
BANC Preferred Stock	A-26
BANC PSU Award	A-4
BANC Qualified Plans	A-31
BANC Real Property	A-37
BANC Reference Net Wholesale Funding Amount	A-30
BANC Regulatory Agreement	A-36
BANC Reports	A-28
BANC RSU Award	A-3
BANC Share Issuance	A-27
BANC Stock Plans	A-4
BANC Subsidiary	A-25
Bank Merger	A-5
Bank Merger Agreement	A-5
Bank Merger Certificates	A-5
BHC Act	A-8
BSR Agreement	A-56
BSR Costs	A-61
business day	A-4
CARES Act	A-19
CDFPI	A-11
Certificate of Merger	A-2
Chosen Courts	A-39
Client	A-55
Closing	A-2
Closing Date	A-2
Code	A-1
Condition Satisfaction Date	A-2
Confidentiality Agreement	A-24
A-v

Consent Notice	A-55
Continuing Employees	A-49
Controlled Group Liability	A-16
Data Breach	A-18
Delaware Merger Certificates	A-4
Delaware Secretary	A-2
DGCL	A-2
Effective Time	A-2
Enforceability Exceptions	A-11
Environmental Law	A-21
Equity Financing	A-21
ERISA	A-15
ERISA Affiliate	A-16
Exception Shares	A-2
Exchange Act	A-13
Exchange Agent	A-6
Exchange Fund	A-6
Exchange Ratio	A-2
FDIC	A-9
Federal Reserve	A-11
Financing Conditions	A-37
FRS Membership	A-5
GAAP	A-8
Governmental Entity	A-12
Intellectual Property	A-22
Investment Advisers Act	A-24
Investment Advisory Contract	A-55
Investment Advisory Services	A-24
Investment Agreement	A-1
Investor	A-1
Investor Directors	A-5
IRS	A-15
J.P. Morgan	A-30
Joint Proxy Statement	A-12
Law	A-11
Legal Proceeding	A-14
Liens	A-10
Loans	A-23
made available	A-39
Maryland Department	A-4
Material Adverse Effect	A-8
Materially Burdensome Regulatory Condition	A-45
Measurement Time	A-46
Merger	A-1
Merger Consideration	A-2
Merger Sub	A-1
Merger Sub Bylaws	A-25
Merger Sub Charter	A-25
Merger Sub Common Stock	A-3
Mergers	A-1
MEWA	A-16
A-vi

MGCL	A-4
Multiemployer Plan	A-16
Multiple Employer Plan	A-16
NASDAQ	A-11
Negative Consent Notice	A-55
Net Wholesale Funding Amount	A-14
Net Wholesale Funding Schedule Delivery Date	A-46
New BANC Preferred Stock	A-5
New Benefit Plans	A-49
New Certificates	A-6
Non-Voting Preferred Stock	A-0
NYSE	A-7
Old Certificate	A-2
Order	A-14
ordinary course	A-64
ordinary course of business	A-64
PACW	A-1
PACW Bank	A-0
PACW Benefit Plans	A-15
PACW Board Recommendation	A-47
PACW Bylaws	A-9
PACW Charter	A-9
PACW Common Stock	A-2
PACW Compensation Committee	A-3
PACW Contract	A-20
PACW Director Restricted Stock Award	A-3
PACW Directors	A-52
PACW Disclosure Schedule	A-8
PACW Equity Awards	A-3
PACW Indemnified Parties	A-51
PACW Insiders	A-57
PACW Meeting	A-47
PACW Owned Properties	A-21
PACW Preferred Stock	A-3
PACW PSU Award	A-3
PACW Qualified Plans	A-16
PACW Real Property	A-21
PACW Reference Net Wholesale Funding Amount	A-14
PACW Regulatory Agreement	A-20
PACW Reports	A-12
PACW Restricted Stock Award	A-3
PACW Stock Plan	A-3
PACW Subsidiary	A-9
Pandemic	A-9
Pandemic Measures	A-9
party	A-39
Permitted Encumbrances	A-21
person	A-48
Personal Data	A-18
Piper Sandler	A-14
PWAM	A-24
A-vii

Recommendation Change	A-0
Representatives	A-24
Requisite BANC Vote	A-27
Requisite PACW Vote	A-11
Requisite Regulatory Approvals	A-0
S-4	A-12
Sarbanes-Oxley Act	A-13
SEC	A-12
Second Certificate of Merger	A-4
Second Effective Time	A-5
Second Step Merger	A-1
Securities Act	A-12
Significant Subsidiaries	A-9
SRO	A-12
Subsidiary	A-9
Surviving Bank	A-5
Surviving Corporation	A-1
Surviving Entity	A-1
Takeover Statutes	A-22
Tax	A-15
Tax Return	A-15
Taxes	A-15
Termination Date	A-35
Termination Fee	A-0
A-viii

AGREEMENT AND PLAN OF MERGER
AGREEMENT AND PLAN OF MERGER, dated as of July 25, 2023 (this “Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), Banc of California, Inc., a Maryland corporation (“BANC”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”).
W I T N E S S E T H:
WHEREAS, the Boards of Directors of BANC, PACW and Merger Sub have determined that it is in the best interests of their respective companies and their stockholders to consummate the strategic business combination transaction provided for herein, pursuant to which (a) Merger Sub will, on the terms and subject to the conditions set forth herein, merge with and into PACW (the “Merger”), so that PACW is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Entity”) in the Merger, and (b) immediately following the Effective Time, BANC shall cause the Surviving Entity to be merged with and into BANC (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that BANC is the surviving corporation in the Second Step Merger (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”);
WHEREAS, in furtherance thereof, (a) the Boards of Director of PACW has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Mergers and the FRS Membership, (b) the Board of Directors of BANC has adopted a resolution approving this Agreement, declaring its advisability and approving and the transactions contemplated hereby, including the Mergers, the FRS Membership and the BANC Share Issuance and (c) the Board of Directors of Merger Sub has adopted a resolution approving this Agreement, declaring its advisability and approving the transactions contemplated hereby, including the Merger;
WHEREAS, concurrently with the execution and delivery of this Agreement, BANC has entered into separate investment agreements (each, including the equity commitments and limited guarantees contemplated therein, an “Investment Agreement”) by and between BANC and the investment vehicles and their affiliates which are party to the Investment Agreements (the “Investors” and each, an “Investor”) pursuant to which, on the terms and subject to the conditions set forth in each Investment Agreement, substantially concurrently with the Closing, the applicable Investors will make an equity investment in BANC in exchange for shares of BANC Common Stock and shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of BANC (the “Non-Voting Common Equivalent Stock”) as well as certain warrants to purchase shares of BANC Common Stock or Non-Voting Common Equivalent Stock, as applicable;
WHEREAS, for federal income tax purposes, it is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986 (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code;
WHEREAS, concurrently with the execution and delivery of this Agreement, (a) as a condition and inducement to BANC’s willingness to enter into this Agreement, each member of the Board of Directors of PACW has entered into separate Voting Agreements with BANC, in substantially the form attached hereto as Exhibit A, in connection with the Requisite PACW Approval and (b) as a condition and inducement to PACW’s willingness to enter into this Agreement, each member of the Board of Directors of BANC has entered into separate Voting Agreements with PACW, in substantially the form attached hereto as Exhibit B, in connection with the Requisite BANC Approval; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I

THE MERGER
1.1 The Merger. On the terms and subject to the conditions set forth in this Agreement, in accordance with the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall merge with and into PACW, with PACW surviving the Merger as the Surviving Entity and continuing its corporate existence under the laws of the State of Delaware. Upon consummation of the Merger, the separate corporate existence of Merger Sub shall terminate.
1.2 Closing. On the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents at 10:00 a.m. Pacific Time (a) on the first business day following the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof) occurs (the date on which such conditions have been so satisfied or waived, the “Condition Satisfaction Date”); provided that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the Condition Satisfaction Date shall be deemed to be the business day following such day or (b) at such other date, time or place agreed in writing by the parties hereto (such date on which the Closing actually occurs being hereinafter referred to as the “Closing Date”).
1.3 Effective Time. The Merger shall become effective as set forth in the certificate of merger (a “Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) at the Closing. The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in such Certificate of Merger.
1.4 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the DGCL.
1.5 Conversion of PACW Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of BANC, PACW, Merger Sub or the holder of any PACW Common Stock:
(a) Subject to Section 2.2(e), each share of the common stock, par value $0.01 per share, of PACW (the “PACW Common Stock”) issued and outstanding immediately prior to the Effective Time, except for shares of PACW Common Stock owned by PACW as treasury stock or owned by PACW, BANC or Merger Sub (in each case other than shares of PACW Common Stock (i) held in trust accounts, managed accounts, mutual funds or the like, or otherwise held in a fiduciary or agency capacity that are beneficially owned by third parties or (ii) held, directly or indirectly, by PACW or BANC in respect of debts previously contracted ((i) and (ii), “Exception Shares”)), shall be converted into the right to receive 0.6569 of a share (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, par value $0.01 per share, of BANC (the “BANC Common Stock”).
(b) All of the shares of PACW Common Stock converted into the right to receive the Merger Consideration pursuant to this Article 1 shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, an “Old Certificate,” it being understood that any reference herein to an “Old Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of PACW Common Stock) previously representing any such shares of PACW Common Stock shall thereafter represent only the right to receive (i) a New Certificate representing the number of whole shares of BANC Common Stock which such shares of PACW Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of PACW Common Stock represented by such Old Certificate have been converted into the right to receive pursuant to this Section 1.5 and Section 2.2(e), without any interest thereon, and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of BANC Common Stock or PACW Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, but, in each case, excluding the Equity Financing, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give BANC and the holders of PACW Common Stock the same economic effect as contemplated by this Agreement prior to such event; provided that nothing contained in this sentence shall be construed to permit PACW or BANC to take any action with respect to its securities or otherwise that is prohibited by the terms of this Agreement.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of PACW Common Stock that are owned by PACW, BANC or Merger Sub (in each case other than Exception Shares) shall be cancelled and shall cease to exist and no BANC Common Stock or other consideration shall be delivered in exchange therefor.
1.6 PACW Preferred Stock. At the Effective Time, each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PACW (the “PACW Preferred Stock”) issued and outstanding immediately prior to the Effective Time shall remain outstanding.
1.7 Merger Sub Common Stock. At and after the Effective Time, each share of the common stock, no par value, of Merger Sub (the “Merger Sub Common Stock”) issued and outstanding immediately prior to the Effective Time shall be converted into one share of common stock, no par value, of the Surviving Entity.
1.8 Treatment of PACW Equity Awards.
(a) At the Effective Time, each award in respect of a share of PACW Common Stock subject to vesting, repurchase or other lapse restriction granted under the PACW Stock Plan that is outstanding immediately prior to the Effective Time (a “PACW Restricted Stock Award”) shall be converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of PACW Common Stock subject to such PACW Restricted Stock Award immediately prior to the Effective Time with the same terms and conditions as were applicable under such PACW Restricted Stock Award immediately prior to the Effective Time (including vesting terms), with any fractional shares rounded to the nearest whole share of BANC Common Stock.
(b) At the Effective Time, each performance-based restricted share unit award in respect of shares of PACW Common Stock granted under the PACW Stock Plan that is outstanding immediately prior to the Effective Time (a “PACW PSU Award”) shall be converted automatically into a time-based restricted stock unit award of BANC (a “BANC RSU Award”) with the same terms and conditions as were applicable under such PACW PSU Award immediately prior to the Effective Time (including vesting terms, but excluding performance-based vesting conditions). The number of shares of BANC Common Stock subject to each BANC RSU Award shall be equal to the product (rounded to the nearest whole share) of (x) the number of shares of PACW Common Stock subject to each such PACW PSU Award immediately prior to the Effective Time, multiplied by the Exchange Ratio. For purposes of determining the number of shares of PACW Common Stock subject to the PACW PSU Awards immediately prior to the Effective Time, performance shall be deemed to be achieved based on the actual level of performance through the latest practicable date prior to the Effective Time (which may be the end of PACW’s most recently completed fiscal quarter prior to the Effective Time) as reasonably determined by the Compensation and Human Capital Committee of the Board of Directors of PACW (the “PACW Compensation Committee”) in accordance with the PACW Stock Plan and the applicable award agreement and in consultation with BANC.
(c) At the Effective Time, each PACW Restricted Stock Award held by a non-employee member of the Board of Directors of PACW (a “PACW Director Restricted Stock Award”), shall fully vest and be converted automatically into the right to receive (without interest) the Merger Consideration in respect of each share of the PACW Common Stock subject to such PACW Director Restricted Stock Award immediately prior to the Effective Time, with any fractional shares rounded to the nearest whole share of BANC Common Stock.
(d) At or prior to the Effective Time, PACW, the Board of Directors of PACW or the PACW Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the PACW Equity Awards consistent with the provisions of this Section 1.8.
(e) For purposes of this Agreement, the following terms shall have the following meanings:
(i) “PACW Equity Awards” means the PACW Restricted Stock Awards and the PACW PSU Awards.
(ii) “PACW Stock Plan” means the Amended and Restated PACW 2017 Stock Incentive Plan.

1.9 Treatment of BANC Equity Awards.
(a) Except as set forth on Section 1.9 of the BANC Disclosure Schedule, at the Effective Time, each performance-based restricted share unit award in respect of shares of BANC Common Stock granted under the BANC Stock Plan that is outstanding immediately prior to the Effective Time (a “BANC PSU Award”) shall fully vest with performance deemed to be achieved based on the target level of performance, and will be settled in shares of BANC Common Stock which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date if required to comply with Section 409A of the Code).
(b) At the Effective Time, all BANC Equity Awards shall be deemed replaced by the Surviving Corporation in accordance with Section 10(c) of each of the BANC Stock Plans, it being understood that notwithstanding such replacement, (i) the number of shares of BANC Common Stock underlying each BANC Equity Award, and the exercise price in the case of unexercised stock options granted under the BANC Stock Plans (“BANC Options”), shall remain unchanged immediately following the Effective Time, and (ii) each BANC RSU Award that is outstanding immediately prior to the Effective Time, if granted to a non-employee member of the Board of Directors of BANC, shall fully vest upon the Effective Time and be settled in shares of BANC Common Stock which shall be delivered as soon as reasonably practicable following the Closing Date and in no event later than five (5) business days following the Closing Date (or on such later date if required to comply with Section 409A of the Code).
(c) At or prior to the Effective Time, BANC, the Board of Directors of BANC or the BANC Compensation, Nominating, and Corporate Governance Committee of the Board of Directors of BANC, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of the BANC Equity Awards consistent with the provisions of this Section 1.9.
(d) For purposes of this Agreement, “BANC Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(e) “BANC Equity Awards” means the BANC RSU Awards, the BANC PSU Awards and the BANC Options.
1.10 Certificate of Incorporation of Surviving Entity. At the Effective Time, the Restated Certificate of Incorporation of PACW, as in effect immediately prior to the Effective Time, shall, without any further action of any person, be amended and restated in the form attached hereto as Exhibit C and thereafter shall be the certificate of incorporation of the Surviving Entity until amended in accordance with applicable law.
1.11 Bylaws of Surviving Entity. At the Effective Time, the Second Amended and Restated Bylaws of PACW, as in effect immediately prior to the Effective Time, shall be amended and restated in the form attached hereto as Exhibit D and thereafter shall be the bylaws of the Surviving Entity until amended in accordance with applicable law.
1.12 Tax Consequences. It is intended that the Mergers, taken together, shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code, and that this Agreement is intended to be and is adopted as a plan of reorganization for the purposes of Sections 354 and 361 of the Code.
1.13 Officers and Directors of Surviving Entity. The officers and directors of Merger Sub as of immediately prior to the Effective Time shall continue as the officers and directors of the Surviving Entity.
1.14 Second Step Merger.
(a) Immediately following the Effective Time, in accordance with the Maryland General Corporation Law (the “MGCL”) and the DGCL, BANC shall cause the Surviving Entity to be merged with and into BANC in the Second Step Merger, with BANC surviving the Second Step Merger as the Surviving Corporation and continuing its existence under the Laws of the State of Maryland, and the separate corporate existence of the Surviving Entity ceasing as of the Second Effective Time. In furtherance of the foregoing, BANC shall cause to be filed with the Department of Assessments and Taxation of the State of Maryland (the “Maryland Department”), in accordance with the MGCL, articles of merger (the “Articles of Merger”) relating to the Second Step Merger and shall cause to be filed with the Delaware Secretary, in accordance with the DGCL, a certificate of ownership and merger relating to the Second Step Merger (the “Second Certificate of Merger” and, together with the Certificate of Merger, the “Delaware Merger

Certificates”). The Second Step Merger shall become effective at such time specified in the Articles of Merger and the Second Certificate of Merger in accordance with the relevant provisions of the MGCL and the DGCL (such time hereinafter referred to as the “Second Effective Time”).
(b) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of BANC or the Surviving Entity, each share of common stock, no par value, of the Surviving Entity shall be cancelled and shall cease to exist, and no consideration shall be delivered in exchange therefor.
(c) At the Second Effective Time, by virtue of the Second Step Merger and without any action on the part of BANC, the Surviving Entity or any other person, other than the filing of a certificate of designation with the Delaware Secretary, each share of the PACW Preferred Stock issued and outstanding immediately prior to the Second Effective Time shall be converted into the right to receive one share of a newly created series of preferred stock of BANC having such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, that are not materially less favorable to the holders of the PACW Preferred Stock immediately prior to the Second Effective Time (all shares of such newly created series or preferred stock, collectively, the “New BANC Preferred Stock”) and, upon such conversion, the PACW Preferred Stock shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Second Effective Time.
(d) At and after the Second Effective Time, each share of BANC Common Stock, Class B Non-Voting Common Stock, par value $0.01 per share, of BANC (the “BANC Non-Voting Common Stock”) and Non-Voting Common Equivalent Stock issued and outstanding immediately prior to the Second Effective Time shall remain an issued and outstanding share of BANC Common Stock, BANC Non-Voting Common Stock and Non-Voting Common Equivalent Stock, respectively, and shall not be affected by the Second Step Merger; it being understood that upon the Second Effective Time, the BANC Common Stock, including the shares issued to former holders of PACW Common Stock and the shares of BANC Common Stock and Non-Voting Common Equivalent Stock issued in the Equity Financing, shall be the capital stock of the Surviving Corporation.
(e) At the Second Effective Time, the Second Articles of Restatement of BANC (the “BANC Articles”), as in effect immediately prior to the Second Effective Time, shall be the Second Articles of Restatement of the Surviving Corporation until thereafter amended in accordance with applicable law.
(f) At the Second Effective Time, the Sixth Amended and Restated Bylaws of BANC (the “BANC Bylaws”), as in effect immediately prior to the Second Effective Time, shall be the Sixth Amended and Restated Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
(g) At the Second Effective Time, the officers and directors of BANC as of immediately following the Effective Time (including as provided in Section 6.12) shall be the officers and directors of the Surviving Corporation.
1.15 FRS Membership and Bank Merger. Promptly following the Second Effective Time, Pacific Western Bank, a California-chartered non-member bank and, prior to the Second Effective Time, a wholly-owned Subsidiary of PACW (“Pacific Western Bank”), shall become a member bank of the Federal Reserve System (the “FRS Membership”). Promptly following the effectiveness of the FRS Membership, Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of BANC (“Banc of California”), shall merge with and into Pacific Western Bank (the “Bank Merger”). Pacific Western Bank shall be the surviving entity in the Bank Merger (the “Surviving Bank”) and, following the Bank Merger, the separate corporate existence of Banc of California shall cease. Promptly after the date of this Agreement, Banc of California and Pacific Western Bank will enter into an agreement and plan of merger in substantially the form set forth in Exhibit E (the “Bank Merger Agreement”). BANC and PACW shall, and shall cause Banc of California and Pacific Western Bank, respectively, to execute certificates or articles of merger and such other documents and certificates as are necessary to effect the FRS Membership, including by PACW causing Pacific Western Bank to purchase stock of the Federal Reserve Bank of San Francisco as may be necessary under applicable Law, and to make the Bank Merger effective (“Bank Merger Certificates”) promptly following the Second Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law.

ARTICLE II

EXCHANGE OF SHARES
2.1 BANC to Make Merger Consideration Available. At or prior to the Effective Time, BANC shall deposit, or shall cause to be deposited, with an exchange agent designated by BANC and mutually acceptable to PACW (the “Exchange Agent”), for the benefit of the holders of Old Certificates (which for purposes of this Article II shall be deemed to include certificate or book-entry account statements representing share of PACW Preferred Stock) for exchange in accordance with this Article II, (a) certificates or, at BANC’s option, evidence of shares in book-entry form (collectively, referred to herein as “New Certificates”), representing the shares of BANC Common Stock or New BANC Preferred Stock to be issued to holders of PACW Common Stock and PACW Preferred Stock, as applicable, and (b) cash in lieu of any fractional shares (such cash and New Certificates for shares of BANC Common Stock and New BANC Preferred Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.5 and paid pursuant to Section 2.2(a).
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than five (5) business days thereafter, BANC and PACW shall cause the Exchange Agent to mail to each holder of record of one or more Old Certificates representing shares of PACW Common Stock immediately prior to the Effective Time or PACW Preferred Stock immediately prior to the Second Effective Time that have been converted at the Effective Time or the Second Effective Time, as applicable, into the right to receive the Merger Consideration or shares of New BANC Preferred Stock, as applicable, pursuant to Article 1, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Old Certificates shall pass, only upon proper delivery of the Old Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Old Certificates in exchange for New Certificates representing the number of whole shares of BANC Common Stock or New BANC Preferred Stock, as applicable, and any cash in lieu of fractional shares which the shares of PACW Common Stock or PACW Preferred Stock represented by such Old Certificate or Old Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of an Old Certificate or Old Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Old Certificate or Old Certificates shall be entitled to receive in exchange therefor, as applicable, (i) (A) a New Certificate representing that number of whole shares of BANC Common Stock to which such holder of PACW Common Stock shall have become entitled pursuant to the provisions of Article 1 and (B) a check representing the amount of (x) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Old Certificate or Old Certificates surrendered pursuant to the provisions of this Article 2 and (y) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), or (ii) (A) a New Certificate representing that number of shares of New BANC Preferred Stock to which such holder of PACW Preferred Stock shall have become entitled pursuant to the provisions of Article I and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2(b), and the Old Certificate or Old Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares or dividends or distributions payable to holders of Old Certificates. Until surrendered as contemplated by this Section 2.2, each Old Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of BANC Common Stock or shares of New BANC Preferred Stock, which the shares of PACW Common Stock or PACW Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to BANC Common Stock or New BANC Preferred Stock shall be paid to the holder of any unsurrendered Old Certificate until the holder thereof shall surrender such Old Certificate in accordance with this Article II. After the surrender of an Old Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of BANC Common Stock or shares of New BANC Preferred Stock which the shares of PACW Common Stock or PACW Preferred Stock, as applicable, represented by such Old Certificate have been converted into the right to receive.
(c) If any New Certificate representing shares of BANC Common Stock or New BANC Preferred Stock is to be issued in a name other than that in which the Old Certificate or Old Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Old Certificate or Old Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a New Certificate representing shares of BANC Common Stock or New BANC Preferred Stock in any name other than that of the registered holder of the Old Certificate or Old Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of PACW of the shares of PACW Common Stock or New BANC Preferred Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Old Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for New Certificates representing shares of BANC Common Stock or New BANC Preferred Stock, as applicable, as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no New Certificates or scrip representing fractional shares of BANC Common Stock shall be issued upon the surrender for exchange of Old Certificates, no dividend or distribution with respect to BANC Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of BANC. In lieu of the issuance of any such fractional share, BANC shall pay to each former holder of PACW Common Stock who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the closing-sale prices of BANC Common Stock on the New York Stock Exchange (the “NYSE”) as reported by The Wall Street Journal for the consecutive period of five (5) full trading days ending on the trading day preceding the Closing Date (or, if not reported therein, in another authoritative source mutually agreed upon by PACW and BANC) by (ii) the fraction of a share (after taking into account all shares of PACW Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest thousandth when expressed in decimal form) of BANC Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.5. The parties acknowledge that payment of such cash consideration in lieu of issuing fractional shares is not separately bargained-for consideration, but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience that would otherwise be caused by the issuance of fractional shares.
(f) Any portion of the Exchange Fund that remains unclaimed by the holders of PACW Common Stock or PACW Preferred Stock for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former holders of PACW Common Stock and New BANC Preferred Stock who has not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of BANC Common Stock and cash in lieu of any fractional shares or shares of New BANC Preferred Stock, as applicable, and any unpaid dividends and distributions on the BANC Common Stock or New BANC Preferred Stock deliverable in respect of each former share of PACW Common Stock or PACW Preferred Stock, as applicable, that such stockholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of BANC, PACW, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of PACW Common Stock and PACW Preferred Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.
(g) BANC shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of BANC Common Stock, any cash dividends or distributions payable pursuant to this Section 2.2 or any other consideration otherwise payable pursuant to this Agreement to any holder of PACW Common Stock, PACW Preferred Stock or PACW Equity Awards such amounts as it is required to deduct and withhold with respect to the making of such payment under the

Code or any provision of Tax Law. To the extent that amounts are so withheld by BANC or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of PACW Common Stock, PACW Preferred Stock or PACW Equity Awards in respect of which the deduction and withholding was made by BANC or the Exchange Agent, as the case may be.
(h) In the event any Old Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by the Exchange Agent, the posting by such person of a bond in such amount and on such terms as the Exchange Agent, in consultation with the Surviving Corporation, may reasonably determine is necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of BANC Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.
ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PACW
Except (a) as disclosed in the disclosure schedule delivered by PACW to BANC concurrently herewith (the “PACW Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the PACW Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by PACW that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article III shall be deemed to qualify (1) any other section of this Article III specifically referenced or cross-referenced and (2) other sections of this Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any PACW Reports publicly filed by PACW after January 1, 2023 and at least two (2) business days prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), PACW hereby represents and warrants to BANC as follows:
3.1 Corporate Organization.
(a) PACW is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (the “BHC Act”). PACW has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. PACW is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. As used in this Agreement, “Material Adverse Effect” means, (x) with respect to BANC, PACW, Merger Sub or the Surviving Corporation, as the case may be, any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures),

(D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, public disclosure or consummation of the transactions contemplated hereby (including any effect on a party’s relationships with its customers or employees), (F) any stockholder litigation arising out of, related to, or in connection with the Agreement, the Mergers or the Bank Merger that is brought or threatened against a party or any party’s Board of Directors from and following the date of this Agreement and prior to the Effective Time (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Sections 3.3(b), 3.4, 3.11(k), 4.3(b), 4.4 or 4.11(k)) or actions expressly required by this Agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (G) a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso) or (H) the expenses incurred by PACW or BANC in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement; except, with respect to subclauses (A), (B), (C) or (D) to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby, (y) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount as of the Measurement Time is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount, (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW is less than the amount set forth in Section 3.1(a) of the PACW Disclosure Schedule or (3) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank and (z) with respect to BANC, (1) BANC’s Net Wholesale Funding Amount as of the Measurement Time is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount, (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of BANC is less than the amount set forth in Section 3.1(a) of the BANC Disclosure Schedule, except as a result of the matters set forth in Section 3.1(a) of the BANC Disclosure Schedule, or (3) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Banc of California. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or COVID-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; “Subsidiary,” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act; and “Significant Subsidiaries” shall have the meaning ascribed to it in Rule 1-02 of Regulation S-X promulgated by the SEC. True, correct and complete copies of the Restated Certificate of Incorporation of PACW (the “PACW Charter”) and the Second Amended and Restated Bylaws of PACW (the “PACW Bylaws”), as in effect as of the date of this Agreement, have been made available by PACW to BANC.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to be material to PACW and its Subsidiaries, taken as a whole, each Subsidiary of PACW (a “PACW Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of PACW to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Pacific Western Bank and those Subsidiaries set forth in Section 3.1(b) of the PACW Disclosure Schedule, there are no PACW Subsidiaries as of the date hereof.
(c) Pacific Western Bank is a non-member bank duly organized, validly existing and in good standing under the Laws of the State of California. The deposit accounts of Pacific Western Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. PACW is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(d) As of the date hereof, other than as set forth in Section 3.1(d) of the PACW Disclosure Schedule, PACW does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary.
3.2 Capitalization.
(a) The authorized capital stock of PACW consists of 200,000,000 shares of PACW Common Stock and 5,000,000 shares of PACW Preferred Stock. As of July 24, 2023, there were (i) 118,542,777 shares of PACW Common Stock outstanding, (ii) 3,082,495 shares of PACW Common Stock held in treasury, (iii) 1,468,533 shares of restricted PACW Common Stock granted in respect of outstanding PACW Restricted Stock Awards, (iv) 656,049 shares of PACW Common Stock granted in respect of outstanding PACW PSU Awards (assuming performance goals applicable to PACW PSU Awards are satisfied at the target level) and (v) 513,520 shares of PACW Preferred Stock outstanding. As of July 21, 2023, there were 267,035 shares of PACW Common Stock held by the trustees of the PACW 401(k) Plan under the PACW 401(k) Plan common stock fund. As of the date of this Agreement, except as set forth above and for changes (i) since July 24, 2023 resulting from the vesting or settlement of any PACW Equity Awards or (ii) since July 24, 2023 resulting sales of shares of Common Stock under the PACW 401(k) Plan common stock fund, there are no other shares of capital stock or other equity or voting securities of PACW issued, reserved for issuance or outstanding. All of the issued and outstanding shares of PACW Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no trust preferred or subordinated debt securities of PACW issued or outstanding. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of PACW may vote. Other than PACW Equity Awards issued prior to the date of this Agreement as described in this Section 3.2(a), as of the date of this Agreement, there are no (A) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in PACW, or (B) contracts, commitments, understandings or arrangements by which PACW may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in PACW, or that otherwise obligate PACW to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. There are no voting trusts, shareholder agreements, proxies or other agreements in effect to which PACW or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of PACW Common Stock or other equity interests of PACW.
(b) PACW owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the PACW Subsidiaries, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No PACW Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) PACW has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite PACW Vote and other actions described in this Section 3.3 and Section 3.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by PACW of its obligations hereunder and the consummation of the transactions contemplated hereby (including the Mergers, the FRS Membership and the Bank Merger) have been duly and validly approved by the Board of Directors of PACW, and the Board of Directors of PACW has adopted this Agreement and declared its advisability. The Board of Directors of PACW has determined that the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of the holders of PACW Common Stock and directed that this Agreement and the transactions contemplated hereby be submitted to the holders of PACW Common Stock for adoption at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (i) the adoption of this Agreement by the holders of a majority of the outstanding shares of PACW Common Stock entitled to vote on this Agreement (the “Requisite PACW Vote”) and (ii) the approval and adoption of the Bank Merger Agreement by PACW as Pacific Western Bank’s sole shareholder, no other corporate proceedings on the part of PACW or Pacific Western Bank are necessary to approve or adopt this Agreement, for PACW to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by PACW and (assuming due authorization, execution and delivery by BANC and Merger Sub) constitutes a valid and binding obligation of PACW, enforceable against PACW in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) None of the execution and delivery of this Agreement by PACW, the performance by PACW of its obligations hereunder, the consummation by PACW of the transactions contemplated hereby, including the Mergers, the FRS Membership and the Bank Merger, or compliance by PACW with any of the terms or provisions hereof, will (i) violate any provision of the PACW Charter or the PACW Bylaws or (ii) assuming that the consents and approvals referred to in Section 3.4 are duly obtained, (x) violate any law, statute, code, ordinance, rule, regulation, policy, guideline, or Order of any Governmental Entity (each, a “Law”) applicable to PACW or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of PACW or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which PACW or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (ii)(x) and (ii)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW.
3.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ Stock Market LLC (“NASDAQ”) or NYSE, and the approval of the listing of the shares of BANC Common Stock to be issued pursuant to this Agreement and the New BANC Preferred Stock on the NYSE, (b) the filing of any required applications, filings, certificates and notices, as applicable, with the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”) under the BHC Act with respect to the Mergers, the Federal Reserve Act with respect to the FRS Membership and the Bank Merger Act with respect to the Bank Merger and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the California Department of Financial Protection and Innovation (the “CDFPI”), and approval, exemption or waiver of such applications, filings, certificates and notices, (d) the filing with the Securities and Exchange Commission (the “SEC”) of (i) any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of a joint proxy statement in definitive form relating to the meetings of PACW’s stockholders and BANC’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Joint Proxy Statement”), and (ii) the registration statement on Form S-4 in which the Joint Proxy Statement will be included as a prospectus, to be filed with the SEC by BANC in connection with the transactions contemplated by this Agreement (the “S-4”) and the declaration of effectiveness of the S-4, (e) the filing of the Delaware Merger Certificates with the Delaware Secretary pursuant to the DGCL and filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BANC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (i) the execution and delivery by PACW of this Agreement or (ii) the consummation by PACW of the Mergers and the other transactions contemplated hereby (including the FRS Membership and the Bank Merger). As of the date hereof, PACW has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers, the FRS Membership and the Bank Merger on a timely basis.
3.5 Reports.
(a) PACW and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve, (iv) the FDIC, (v) any foreign regulatory authority and (vi) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. Subject to Section 9.14, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of PACW and its Subsidiaries, (A) no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of PACW, investigation into the business or operations of PACW or any of its Subsidiaries since January 1, 2021, (B) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of PACW or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of PACW or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by PACW to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “PACW Reports”) is publicly available. No such PACW Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all PACW Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of PACW has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the PACW Reports.
3.6 Financial Statements.
(a) The financial statements of PACW and its Subsidiaries included (or incorporated by reference) in the PACW Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of PACW and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of PACW and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of PACW and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021, no independent public accounting firm of PACW has resigned (or informed PACW that it intends to resign) or been dismissed as independent public accountants of PACW as a result of, or in connection with, any disagreements with PACW on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Neither PACW nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of PACW included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023 and (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement and the transactions contemplated hereby, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW.
(c) The records, systems, controls, data and information of PACW and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of PACW or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW. PACW (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Securities Exchange Act of 1934 (the “Exchange Act”)) to ensure that material information relating to PACW, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of PACW by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to PACW’s outside auditors and the audit committee of PACW’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect PACW’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in PACW’s internal controls over financial reporting. To the knowledge of PACW, there is no reason to believe that PACW’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2021, (i) neither PACW nor any of its Subsidiaries, nor, to the knowledge of PACW, any director, officer, auditor, accountant or representative of PACW or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of PACW or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that PACW or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing PACW or any of its Subsidiaries, whether or not employed by PACW or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by PACW or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of PACW or any committee thereof or to the knowledge of PACW, to any director or officer of PACW.
(e) As of June 30, 2023, PACW’s Net Wholesale Funding Amount was equal to the amount set forth in Section 3.6(e) of the PACW Disclosure Schedules (the “PACW Reference Net Wholesale Funding Amount”). As used herein, “Net Wholesale Funding Amount” means, as of any applicable time of determination, an amount equal to (i) the total amount of liabilities of PACW and its Subsidiaries or BANC and its Subsidiaries, as applicable, for brokered deposits, Federal Home Loan Bank borrowings, repurchase obligations, borrowings under the Federal Reserve Bank of San Francisco Bank Term Funding Program, borrowings under any discount window facility and other borrowings less (ii) the aggregate amount of cash and cash equivalents of PACW and its Subsidiaries or BANC and its Subsidiaries, as applicable.
3.7 Broker’s Fees. With the exception of the engagement of Piper Sandler & Co. (“Piper Sandler”), neither PACW nor any PACW Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. PACW has disclosed to BANC as of the date hereof the aggregate fees provided for in connection with the engagement by PACW of Piper Sandler related to the Mergers and the other transactions contemplated hereby.
3.8 Absence of Certain Changes or Events.
(a) Since January 1, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
(b) Through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, since January 1, 2021, PACW and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
3.9 Legal Proceedings.
(a) Neither PACW nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity (each, a “Legal Proceeding”) of any nature against PACW or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, PACW, any PACW Subsidiary or any of their respective businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) imposed upon PACW, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of PACW or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to PACW and its Subsidiaries, taken as a whole (other than any Order issued by a Governmental Entity in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).

3.10 Taxes and Tax Returns.
(a) Each of PACW and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither PACW nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of PACW and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of PACW and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither PACW nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of PACW and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service (the “IRS”) or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither PACW nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of PACW and its Subsidiaries or the assets of PACW and its Subsidiaries. Neither PACW nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among PACW and its Subsidiaries). Neither PACW nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was PACW) or (ii) has any liability for the Taxes of any person (other than PACW or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither PACW nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither PACW nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has PACW been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(b) As used in this Agreement, “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon.
(c) As used in this Agreement, “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employees and Employee Benefit Plans.
(a) Section 3.11(a) of the PACW Disclosure Schedule sets forth a true, correct and complete list of all material PACW Benefit Plans. For purposes of this Agreement, “PACW Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, PACW or any of its Subsidiaries for the benefit of any current or former employee, officer or director of PACW or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.

(b) PACW has heretofore made available to BANC true, correct and complete copies of (i) each material PACW Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such PACW Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter (or opinion or advisory letter, if applicable), if any, relating to such PACW Benefit Plan, (D) the most recently prepared actuarial report for each PACW Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such PACW Benefit Plan.
(c) Each PACW Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.
(d) Section 3.11(d) of the PACW Disclosure Schedule sets forth a true, correct and complete list of each PACW Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “PACW Qualified Plans”). The IRS has issued a favorable determination letter (or opinion or advisory letter, if applicable) with respect to each PACW Qualified Plan and the related trust, and, to the knowledge of PACW, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any PACW Qualified Plan or the related trust.
(e) No PACW Benefit Plan is, and none of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No Controlled Group Liability has been incurred by PACW or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of PACW, no condition exists that presents a material risk to PACW or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries. For purposes of this Agreement, “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code and (iv) as a result of a failure to comply with the continuing coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, and “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(f) None of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors, at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of PACW, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. No PACW Benefit Plan is a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA (a “MEWA”).
(g) Neither PACW nor any of its Subsidiaries sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any PACW Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any PACW Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of PACW, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries, taken as a whole.

(i) There are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened, claims (other than claims for benefits in the ordinary course) or other Legal Proceedings that have been asserted or instituted, and, to PACW’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or other Legal Proceeding against the PACW Benefit Plans, any fiduciaries thereof with respect to their duties to the PACW Benefit Plans or the assets of any of the trusts under any of the PACW Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to PACW and its Subsidiaries.
(j) With respect to each PACW Benefit Plan that is subject to ERISA, (i) neither PACW nor its Subsidiaries have engaged in, and to the knowledge of PACW, no other person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of PACW nor any of its Subsidiaries or, to the knowledge of PACW, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of, or investment of the assets of, such PACW Benefit Plan that, in each case, would reasonably be expected to result in material liability to PACW or any of its Subsidiaries.
(k) Other than as provided in this Agreement, none of the execution and delivery of this Agreement, the performance by PACW of its obligations hereunder or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of PACW or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of PACW or any of its Subsidiaries, (iii) accelerate the timing of or cause PACW or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any PACW Benefit Plan or (iv) result in any limitation on the right of PACW or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any PACW Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by PACW or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l) Neither PACW nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
(m) No PACW Benefit Plan is maintained outside of the jurisdiction of the United States or covers any PACW employees who reside or work outside of the United States.
(n) There are no pending or threatened in writing or, to PACW’s knowledge, otherwise threatened material labor grievances or material unfair labor practice claims or charges against PACW or any of its Subsidiaries, or any strikes, lockouts, work stoppages, slowdowns or other material labor disputes against PACW or any of its Subsidiaries. Neither PACW nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union or labor organization. To the knowledge of PACW, there are no, and since January 1, 2021 there have been no, labor union organizing efforts with respect to any employees of PACW or its Subsidiaries.
(o) PACW and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(p) (i) To the knowledge of PACW, no written allegations of sexual harassment, sexual misconduct or discrimination have been made since December 31, 2019 against any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above, (ii) since December 31,

2019, neither PACW nor any of its Subsidiaries has entered into any settlement agreement involving or related to allegations of sexual harassment, sexual misconduct or discrimination by any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above, and (iii) there are no proceedings currently pending or, to the knowledge of PACW, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any PACW Insider or any employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of PACW, no employee of PACW or any of its Subsidiaries at the level of Senior Vice President or above is in any material respect in material breach of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (A) to PACW or any of its Subsidiaries or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by PACW or any of its Subsidiaries or (2) to the knowledge or use of trade secrets or proprietary information.
3.12 Compliance with Applicable Law and Privacy Obligations. PACW and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, and, to the knowledge of PACW, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. PACW and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Law applicable to PACW or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Pacific Western Bank has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, none of PACW, or any of its Subsidiaries or, to the knowledge of PACW, any director, officer, employee, agent or other person acting on behalf of PACW or any of its Subsidiaries has, directly or indirectly, (a) used any funds of PACW or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of PACW or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of PACW or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of PACW or any of its Subsidiaries or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for PACW or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for PACW or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. PACW maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (i) loss or misuse of Personal Data, (ii) unauthorized or unlawful operations performed upon Personal Data or (iii) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (i) through (iii), a “Data Breach”). To the knowledge of PACW, PACW has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PACW. To the knowledge of PACW, there are no data security or other technological vulnerabilities with respect to PACW’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on PACW. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, PACW and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of PACW and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW: (A) Pacific Western Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act (the “CARES Act”) and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) PACW and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of PACW, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
3.13 Certain Contracts.
(a) As of the date hereof, neither PACW nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any PACW Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct on any line of business by PACW or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such an effect);
(iii) which is a collective bargaining agreement or similar agreement with any labor organization;
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite PACW Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to result in a material liability to PACW and its Subsidiaries, taken as a whole;
(v) that (A) relates to the incurrence of indebtedness by PACW or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) provides for the guarantee, support, assumption or endorsement by PACW or any of its Subsidiaries of, or any similar commitment by PACW or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an outstanding principal amount of $500,000 or more, or (C) provides for any material indemnification or similar obligations on the part of PACW or any of its Subsidiaries;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of PACW and its Subsidiaries, taken as a whole;

(vii) that creates future payment obligations in excess of $500,000 per annum other than any such contracts which are terminable by PACW or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by PACW or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business;
(viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of PACW or any of its Subsidiaries;
(ix) that relates to the acquisition or disposition of any person, business or asset and under which PACW or its Subsidiaries has a material on-going obligation or liability, including the disposition of any material loan portfolio;
(x) that relates to any material joint venture, partnership or other similar agreement;
(xi) that licenses or otherwise grants rights to PACW or any of its Subsidiaries from a third party with respect to material Intellectual Property of any third party, where such contract is material to the businesses of PACW and its subsidiaries, taken as a whole; or
(xii) that licenses or grants other rights to any third party from PACW or its Subsidiaries with respect to material Intellectual Property, where such contract is material to the businesses of PACW and its Subsidiaries, taken as a whole.
(b) Each contract, arrangement, commitment or understanding of the type described in Section 3.13(a) (excluding any PACW Benefit Plan), whether or not set forth in the PACW Disclosure Schedule, is referred to herein as a “PACW Contract.” PACW has made available to BANC true, correct and complete copies of each PACW Contract in effect as of the date hereof.
(c) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (i) each PACW Contract is valid and binding on PACW or one of its Subsidiaries, as applicable, and in full force and effect, (ii) each of PACW and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each PACW Contract, (iii) to the knowledge of PACW, each third-party counterparty to each PACW Contract has complied with and performed all obligations required to be performed by it to date under such PACW Contract, (iv) PACW does not have knowledge of, and has not received or delivered notice of, any violation of any PACW Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of PACW or any of its Subsidiaries, or to the knowledge of PACW, any other party thereto, of or under any such PACW Contract and (vi) no party to any PACW Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any PACW Contract, including as a result of the Pandemic or the Pandemic Measures.
3.14 Agreements with Governmental Entities. Subject to Section 9.14, neither PACW nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the PACW Disclosure Schedule, a “PACW Regulatory Agreement”), nor has PACW or any of its Subsidiaries been advised in writing or, to the knowledge of PACW threatened, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such PACW Regulatory Agreement.
3.15 Investment Securities and Commodities
(a) Each of PACW and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to PACW and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the PACW Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of PACW or its Subsidiaries. Such securities and commodities are valued on the books of PACW in accordance with GAAP in all material respects.
(b) PACW and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that PACW believes are prudent and reasonable in the context of such businesses, and PACW and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, PACW has made available to BANC the material terms of such policies, practices and procedures.
3.16 Risk Management Instruments. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of PACW, any of its Subsidiaries or for the account of a customer of PACW or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of PACW or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) PACW and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to PACW’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.17 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, PACW and its Subsidiaries are in compliance, and have complied since January 1, 2021, with each Law, Order, permit, authorization or agency requirement relating to: (a) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (b) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (c) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Law”). There are no legal, administrative, arbitral or other Legal Proceedings or, to the knowledge of PACW, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on PACW or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against PACW, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW. To the knowledge of PACW, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on PACW.
3.18 Real Property. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) PACW or a PACW Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the PACW Reports as being owned by PACW or a PACW Subsidiary or acquired after the date thereof which are material to PACW and its Subsidiaries on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “PACW Owned Properties”), free and clear of all Liens, except (i) statutory Liens securing payments not yet due, (ii) Liens for real property Taxes not yet due and payable, (iii) easements, rights of way, and other similar encumbrances that do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and (iv) such imperfections or irregularities of title or Liens as do not materially affect the value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (clauses (i) through (iv), collectively, “Permitted Encumbrances”), and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such PACW Reports or established after the date thereof which are material to PACW and its Subsidiaries on a consolidated basis (except for leases that have expired by their terms since the date thereof) (collectively with PACW Owned Properties, the “PACW Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of PACW, the lessor. There are no pending or, to the knowledge of PACW, threatened condemnation proceedings against PACW Real Property.
3.19 Intellectual Property. PACW and each of its Subsidiaries solely and exclusively owns (free and clear of any material Liens) all material Intellectual Property owned or purported to be owned by them. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) (i) to the knowledge of PACW, the use or other exploitation of any Intellectual Property by PACW and its Subsidiaries, and the operation of the businesses of PACW and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which PACW or any of its Subsidiaries acquired the right to use or otherwise exploit any Intellectual Property and (ii) no person has, within the past two (2) years, asserted in writing to PACW or any of its Subsidiaries that PACW or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (b) to the knowledge of PACW, no person is challenging, infringing on, misappropriating or otherwise violating, any right of PACW or any of its Subsidiaries with respect to any Intellectual Property owned by PACW or its Subsidiaries, (c) neither PACW nor any of its Subsidiaries, within the past two (2) years, has received any written notice of any pending claim with respect to any Intellectual Property owned or purported to be owned by PACW or any of its Subsidiaries, and PACW and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed by PACW and its Subsidiaries and (d) all former and current employees, consultants and independent contractors of PACW or its Subsidiaries who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into enforceable proprietary rights agreements with PACW or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in PACW or any of its Subsidiaries, except as otherwise vested in PACW or any of its Subsidiaries by operation of Law. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations-in-part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; trade secrets; and copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; rights in data, databases and data collections; and any similar intellectual property or proprietary rights in any jurisdiction in the world.
3.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between PACW or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of PACW or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding PACW Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of PACW) on the other hand, of the type required to be reported in any PACW Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
3.21 State Takeover Laws. The Board of Directors of PACW has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any “moratorium,” “control share,” “fair price,” “takeover” or “interested shareholder” law or similar provision of the PACW Charter or PACW Bylaws (any of the foregoing” “Takeover Statutes”). In accordance with Section 262 of the DGCL, no appraisal or dissenters’ rights will be available to the holders of PACW Common Stock or PACW Preferred Stock in connection with the Merger or the Second Step Merger.
3.22 Reorganization. PACW has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

3.23 Opinion. Prior to the execution of this Agreement, the Board of Directors of PACW has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Piper Sandler to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio in the Merger is fair from a financial point of view to the holders of PACW Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 PACW Information. The information relating to PACW, its Subsidiaries and the PACW Insiders to be contained in the Joint Proxy Statement and the S-4, and the information relating to PACW, its Subsidiaries and the PACW Insiders that is provided by PACW or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to BANC or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to BANC or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
3.25 Loan Portfolio.
(a) As of the date hereof, neither PACW nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which PACW or any Subsidiary of PACW is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 3.25(a) of the PACW Disclosure Schedule sets forth a true, correct and complete list of (i) all of the Loans of PACW and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by PACW as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of PACW or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, each Loan of PACW and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) has been secured by valid Liens, as applicable, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, each outstanding Loan of PACW or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of PACW and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules. There are no outstanding Loans made by PACW or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of PACW or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
3.26 Subordinated Indebtedness.
PACW has performed, or has caused its applicable Subsidiary to perform, all of the obligations required to be performed by it and its Subsidiaries and is not in default under the terms of the indebtedness or other instruments related thereto set forth on Section 6.20 of the PACW Disclosure Schedule, including any indentures, junior subordinated debentures or trust preferred securities or any agreements related thereto.

3.27 Investment Advisor Subsidiary.
(a) Pacific Western Asset Management Inc., a Subsidiary of PACW (“PWAM”), is as an investment adviser under the Investment Advisers Act of 1940 (the “Investment Advisers Act”) and has operated since January 1, 2021 and is currently operating in compliance with all Laws and Orders applicable to it or its business and has, and is acting in compliance with, all registrations, permits, licenses, exemptions, orders and approvals required for the operation of its business or ownership of its properties and assets substantially as presently conducted, except, in each case, as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW.
(b) Except, in each case, as would not be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW: (i) each officer, director and employee of the PWAM is, and at all times required by applicable Law since January 1, 2021 has been, duly registered, licensed or qualified as an investment adviser, relying adviser or investment adviser representative, as applicable, in each jurisdiction where the conduct of its business requires such registration, licensing or qualification; (ii) there is no, and since January 1, 2021, has not been any, Legal Proceeding pending or, to the knowledge of PACW, threatened in writing that would reasonably be likely to lead to the revocation, amendment, failure to renew, limitation, suspension or restriction of any such registrations, licenses, qualifications or authorizations and (iii) except for the PWAM, neither PACW nor any of its Subsidiaries provides investment management, investment advisory services or sub-advisory services, or any other services that involve acting as an “investment adviser” within the meaning of the Investment Advisers Act, and performing ancillary services and activities related or incidental thereto (together, “Investment Advisory Services”) to any person is, or at any time since January 1, 2021 has been, required to be registered under the Investment Advisers Act or any similar Laws in any jurisdiction.
(c) Neither PWAM nor any person “associated” with PWAM is (i) ineligible pursuant to Section 203 of the Investment Advisers Act to serve as an investment advisor or as a person associated with a registered investment advisor or (ii) subject to disqualification pursuant to Rule 206(4)-1 under the Investment Advisers Act, except as would not reasonably be expected, either individually or in the aggregate, to have a Material Adverse Effect on PACW.
3.28 No Broker-Dealers. Neither PACW nor any of its Subsidiaries is required to be registered, licensed, qualified or authorized, as a broker-dealer under the Exchange Act or under any other applicable Law.
3.29 Insurance. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, (a) PACW and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of PACW reasonably has determined to be prudent and consistent with industry practice, and PACW and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of PACW and its Subsidiaries, PACW or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by PACW or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither PACW nor any of its Subsidiaries has received notice of any threatened termination of, material premium increases with respect to, or material alteration of coverage under, any insurance policies.
3.30 Information Security. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on PACW, to the knowledge of PACW, since January 1, 2021, no third party has gained unauthorized access to any information technology networks used, owned or controlled by PACW or any of its Subsidiaries.
3.31 No Other Representations or Warranties.
(a) Except for the representations and warranties made by PACW in this Article III, neither PACW nor any other person makes any express or implied representation or warranty with respect to PACW, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and PACW hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither PACW nor any other person makes or has made any representation or warranty to BANC, Merger Sub or any of their respective affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to PACW, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by PACW in this Article III, any oral or written information presented to BANC, Merger Sub or any of their respective affiliates or representatives in the course of their due diligence investigation of PACW, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) PACW acknowledges and agrees that neither BANC nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.
ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BANC AND MERGER SUB
Except (a) as disclosed in the disclosure schedule delivered by BANC and Merger Sub to PACW concurrently herewith (the “BANC Disclosure Schedule”); provided that (i) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (ii) the mere inclusion of an item in the BANC Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by BANC that such item represents a material exception or fact, event or circumstance or that such item would reasonably be expected to result in a Material Adverse Effect, and (iii) any disclosures made with respect to a section of this Article IV shall be deemed to qualify (1) any other section of this Article IV specifically referenced or cross-referenced and (2) other sections of this Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other sections or (b) as disclosed in any BANC Reports publicly filed by BANC after January 1, 2023 and at least two (2) business days prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), BANC and Merger Sub hereby represent and warrant to PACW as follows:
4.1 Corporate Organization.
(a) BANC is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the BHC Act. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of BANC and Merger Sub has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of BANC and Merger Sub is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. True, correct and complete copies of the BANC Articles, BANC Bylaws, the certificate of incorporation of Merger Sub (the “Merger Sub Charter”) and the bylaws of Merger Sub (“Merger Sub Bylaws”), as in effect as of the date of this Agreement, have been made available by BANC to PACW.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to be material to BANC and its Subsidiaries, taken as a whole, each Subsidiary of BANC (a “BANC Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable Law, in good standing in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of BANC to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Banc of California and those Subsidiaries set forth in Section 4.1(b) of the BANC Disclosure Schedule, there are no BANC Subsidiaries as of the date hereof.

(c) The deposit accounts of Banc of California are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. BANC is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(d) As of the date hereof, other than as set forth in Section 4.1(d) of the BANC Disclosure Schedule, BANC does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary.
4.2 Capitalization.
(a) The authorized capital stock of BANC consists of 450,000,000 shares of BANC Common Stock, including 3,136,156 shares of BANC Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “BANC Preferred Stock”). As of July 24, 2023, there were (i) 57,431,871 shares of BANC Common Stock outstanding, including 477,321 shares of BANC Non-Voting Common Stock outstanding, (ii) 8,383,337 shares of BANC Common Stock held in treasury, (iii) 543,620 shares of BANC Common Stock reserved for issuance upon the settlement of outstanding BANC RSU Awards, (iv) 806,590 shares of BANC Common Stock reserved for issuance upon the settlement of outstanding BANC PSU Awards (assuming performance goals are satisfied at the target level), (v) 14,904 shares underlying BANC Options and (vi) zero shares of BANC Preferred Stock outstanding. As of the date of this Agreement, except as set forth in the immediately preceding sentence and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any BANC Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of BANC issued, reserved for issuance or outstanding. All of the issued and outstanding shares of BANC Common Stock and Merger Sub Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of BANC or of Merger Sub may vote. Other than BANC Equity Awards issued prior to the date of this Agreement as described in this Section 4.2(a), and except as set forth in the Investment Agreements, as of the date of this Agreement, there are no (A) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in BANC, or (B) contracts, commitments, understandings or arrangements by which BANC may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in BANC, or that otherwise obligate BANC to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than the Investment Agreements, there are no voting trusts, shareholder agreements, proxies or other agreements in effect to which BANC or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of BANC Common Stock or other equity interests of BANC.
(b) BANC owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the BANC Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No BANC Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary. The authorized capital stock of Merger Sub consists of 100 shares of Merger Sub Common Stock of which, as of the date of this Agreement, 100 shares were issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and as of immediately prior to the Effective

Time will be, owned by BANC. Merger Sub has not conducted any business other than (i) incident to its formation for the sole purpose of carrying out the transactions contemplated by this Agreement and (ii) in relation to this Agreement, the Mergers and the other transactions contemplated hereby.
4.3 Authority; No Violation.
(a) Each of BANC and Merger Sub has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite BANC Vote and other actions described in this Section 4.3 and Section 4.4, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement, the performance by BANC of its obligations hereunder and the consummation of the transactions contemplated hereby (including the Mergers, the FRS Membership and the BANC Share Issuance) have been duly and validly approved and adopted by the Board of Directors of BANC. The Board of Directors of BANC has (i) determined that this Agreement, the Mergers and the other transactions contemplated hereby, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of BANC and its stockholders, (ii) adopted a resolution approving this Agreement and the transactions contemplated hereby and (iii) directed that the issuance of the (A) shares of BANC Common Stock constituting the Merger Consideration pursuant to this Agreement and (B) shares of Voting Common Stock, shares of Non-Voting Common Equivalent Stock and Warrants in connection with the Equity Financing (collectively, “BANC Share Issuance”) be submitted to the holders of BANC Common Stock for approval at a meeting of such stockholders. The Board of Directors of Merger Sub has (1) determined that this Agreement and the transactions contemplated hereby, including the Merger, on the terms and subject to the conditions set forth in this Agreement, are advisable and in the best interests of Merger Sub and its sole stockholder, and (2) adopted a resolution approving this Agreement and the transactions contemplated hereby. BANC, as Merger Sub’s sole stockholder, has adopted this Agreement by written consent. Except for (i) the approval of the BANC Share Issuance by the affirmative vote of a majority of votes cast by holders of shares of BANC Common Stock at the BANC Meeting (the “Requisite BANC Vote”), (ii) the approval, ratification and confirmation of the Bank Merger Agreement by BANC as Banc of California’s sole stockholder and (iii) the adoption of resolutions to give effect to the provisions of Section 6.12 in connection with the Closing, no other corporate proceedings on the part of BANC, Banc of California or Merger Sub are necessary to approve or adopt this Agreement or for BANC or Merger Sub to perform their respective obligations hereunder or consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by each of BANC and Merger Sub and (assuming due authorization, execution and delivery by PACW) constitutes a valid and binding obligation of each of BANC and Merger Sub, enforceable against each of BANC and Merger Sub in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of BANC Common Stock to be issued in the Merger have been validly authorized (subject to receipt of the Requisite BANC Vote), when issued, will be validly issued, fully paid and nonassessable, and no current or past stockholder of BANC will have any preemptive right or similar rights in respect thereof.
(b) None of the execution and delivery of this Agreement by BANC or Merger Sub, the performance by BANC or Merger Sub of its respective obligations hereunder, the consummation by BANC or Merger Sub of the transactions contemplated hereby, including the Mergers, the FRS Membership, the Bank Merger and the BANC Share Issuance, or compliance by BANC or Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the BANC Articles, BANC Bylaws, the Merger Sub Charter or the Merger Sub Bylaws or (ii) assuming that the consents and approvals referred to in Section 4.4 are duly obtained, (x) violate any Law applicable to BANC, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of BANC or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which BANC or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (ii)(x) and (ii)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC.

4.4 Consents and Approvals. Except for (a) the filing of any required applications, filings and notices, as applicable, with NASDAQ or NYSE, and the approval of the listing of the shares of BANC Common Stock to be issued pursuant to this Agreement and the New BANC Preferred Stock on the NYSE, (b) the filing of any required applications, filings, certificates and notices, as applicable, with the Federal Reserve under the BHC Act with respect to the Mergers, the Federal Reserve Act with respect to the FRS Membership and the Bank Merger Act with respect to the Bank Merger and approval or waiver of such applications, filings, certificates and notices, (c) the filing of applications, filings, certificates and notices, as applicable, with the CDFPI, and approval, exemption or waiver of such applications, filings, certificates and notices, (d) the filing with the SEC of (i) any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the Joint Proxy Statement, and (ii) the S-4 and declaration of effectiveness of the S-4, (e) the filing of the Delaware Merger Certificates with the Delaware Secretary pursuant to the DGCL and filing of the Articles of Merger with the Maryland Department pursuant to the MGCL, and the filing of the Bank Merger Certificates and (f) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of BANC Common Stock pursuant to this Agreement, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (i) the execution and delivery by BANC and Merger Sub of this Agreement or (ii) the consummation by BANC and Merger Sub of the Merger and the other transactions contemplated hereby (including the Bank Merger and the BANC Share Issuance). As of the date hereof, BANC has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Mergers, the FRS Membership and the Bank Merger on a timely basis.
4.5 Reports.
(a) BANC and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (i) any state regulatory authority, (ii) the SEC, (iii) the Federal Reserve, (iv) the Office of the Comptroller of the Currency, (v) any foreign regulatory authority and (vi) any SRO, including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. Subject to Section 9.14, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of BANC and its Subsidiaries, (A) no Governmental Entity has initiated or has pending any proceeding or, to the knowledge of BANC, investigation into the business or operations of BANC or any of its Subsidiaries since January 1, 2021, (B) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of BANC or any of its Subsidiaries, and (C) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of BANC or any of its Subsidiaries since January 1, 2021; in the case of each of clauses (A) through (C), which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
(b) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by BANC to the SEC since January 1, 2021 pursuant to the Securities Act or the Exchange Act (the “BANC Reports”) is publicly available. No such BANC Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all BANC Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of BANC has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the BANC Reports.
4.6 Financial Statements.
(a) The financial statements of BANC and its Subsidiaries included (or incorporated by reference) in the BANC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of BANC and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of BANC and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of BANC and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021, no independent public accounting firm of BANC has resigned (or informed BANC that it intends to resign) or been dismissed as independent public accountants of BANC as a result of, or in connection with, any disagreements with BANC on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Neither BANC nor any of its Subsidiaries has any liability (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of BANC included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement and the transactions contemplated hereby and (iv) obligations under any Investment Agreement, except, in each case, as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC.
(c) The records, systems, controls, data and information of BANC and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of BANC or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC. BANC (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to BANC, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of BANC by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to BANC’s outside auditors and the audit committee of BANC’s Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which would reasonably be expected to adversely affect BANC’s ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in BANC’s internal controls over financial reporting. To the knowledge of BANC, there is no reason to believe that BANC’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2021, (i) neither BANC nor any of its Subsidiaries, nor, to the knowledge of BANC, any director, officer, auditor, accountant or representative of BANC or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BANC or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that BANC or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing BANC or any of its Subsidiaries, whether or not employed by BANC or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by BANC or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors of BANC or any committee thereof, or to the knowledge of BANC, to any director or officer of BANC.
(e) As of June 30, 2023, BANC’s Net Wholesale Funding Amount was equal to the amount set forth in Section 4.6(e) of the BANC Disclosure Schedules (the “BANC Reference Net Wholesale Funding Amount”).
4.7 Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (“J.P. Morgan”), neither BANC nor any BANC Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Mergers or related transactions contemplated by this Agreement. BANC has disclosed to PACW as of the date hereof the aggregate fees provided for in connection with the engagement by BANC of J.P. Morgan related to the Mergers and the other transactions contemplated hereby, including the BANC Share Issuance.
4.8 Absence of Certain Changes or Events.
(a) Since January 1, 2021, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
(b) Through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, since January 1, 2021, BANC and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
4.9 Legal Proceedings.
(a) Neither BANC nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened, Legal Proceeding of any nature against BANC or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, BANC, any BANC Subsidiary or any of their respective businesses, (ii) that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no Order imposed upon BANC, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of BANC or any of its Subsidiaries (or that, upon consummation of the Mergers, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to BANC and its Subsidiaries, taken as a whole (other than any Order issued by a Governmental Entity in connection with the Mergers or Bank Merger whose approval is required for the Mergers or Bank Merger, as the case may be).
4.10 Taxes and Tax Returns. Each of BANC and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither BANC nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course). All material Taxes of BANC and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of BANC and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither BANC nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of BANC and its Subsidiaries for all years to and including 2022 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither BANC nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of BANC and its Subsidiaries or the assets of BANC and its Subsidiaries. Neither BANC nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among BANC and its Subsidiaries). Neither BANC nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was BANC) or (ii) has any liability for the Taxes of any person (other than BANC or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither BANC nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither BANC nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has BANC been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code.
4.11 Employees and Employee Benefit Plans.
(a) Section 4.11(a) of the BANC Disclosure Schedule sets forth a true, correct and complete list of all material BANC Benefit Plans. For purposes of this Agreement, “BANC Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of ERISA), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, BANC or any of its Subsidiaries for the benefit of any current or former employee, officer or director of BANC or any of its Subsidiaries, excluding, in each case, any Multiemployer Plan.
(b) BANC has heretofore made available to PACW true, correct and complete copies of (i) each material BANC Benefit Plan, including any amendments thereto and all related trust documents, insurance contracts or other funding vehicles, and (ii) to the extent applicable, (A) the most recent summary plan description, if any, required under ERISA with respect to such BANC Benefit Plan, (B) the most recent annual report (Form 5500), if any, filed with the IRS, (C) the most recently received IRS determination letter (or opinion or advisory letter, if applicable), if any, relating to such BANC Benefit Plan, (D) the most recently prepared actuarial report for each BANC Benefit Plan (if applicable), and (E) all material non-routine correspondence to or from any Governmental Entity received in the last three (3) years with respect to such BANC Benefit Plan.
(c) Each BANC Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code.
(d) Section 4.11(d) of the BANC Disclosure Schedule sets forth a true, correct and complete list of each BANC Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “BANC Qualified Plans”). The IRS has issued a favorable determination letter (or opinion or advisory letter, if applicable) with respect to each BANC Qualified Plan and the related trust, and, to the knowledge of BANC, there are no existing circumstances and no events have occurred that would reasonably be expected to adversely affect the qualified status of any BANC Qualified Plan or the related trust.
(e) No BANC Benefit Plan is, and none of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is, subject to Title IV or Section 302 of ERISA or Section 412, 430 or 4971 of the Code. No Controlled Group Liability has been incurred by BANC or its ERISA Affiliates that has not been satisfied in full, and, to the knowledge of BANC, no condition exists that presents a material risk to BANC or its ERISA Affiliates of incurring any such liability, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries.

(f) None of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has, at any time during the last six (6) years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan, and none of BANC, any of its Subsidiaries or any of their respective ERISA Affiliates has incurred any material liability to a Multiemployer Plan or a Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or a Multiple Employer Plan that has not been satisfied in full. No BANC Benefit Plan is a MEWA.
(g) Neither BANC nor any of its Subsidiaries sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(h) All contributions required to be made to any BANC Benefit Plan by applicable Law or by any plan document, and all premiums due or payable with respect to insurance policies funding any BANC Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of BANC, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries, taken as a whole.
(i) There are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened, claims (other than claims for benefits in the ordinary course) or other Legal Proceedings that have been asserted or instituted, and, to BANC’s knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or other Legal Proceeding against the BANC Benefit Plans, any fiduciaries thereof with respect to their duties to the BANC Benefit Plans or the assets of any of the trusts under any of the BANC Benefit Plans, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to BANC and its Subsidiaries.
(j) With respect to each BANC Benefit Plan that is subject to ERISA, (i) neither BANC nor its Subsidiaries have engaged in, and to the knowledge of BANC, no other person has engaged in, any non-exempt “prohibited transaction” (as defined in Section 406 of ERISA or Section 4975 of the Code) and (ii) none of BANC nor any of its Subsidiaries or, to the knowledge of BANC, any other “fiduciary” (as defined in Section 3(21) of ERISA) has any liability for breach of fiduciary duty or any other failure to act or comply in connection with the administration of, or investment of the assets of, such BANC Benefit Plan that, in each case, would reasonably be expected to result in material liability to BANC or any of its Subsidiaries.
(k) Other than as provided in this Agreement, none of the execution and delivery of this Agreement, the performance by BANC of its obligations hereunder or the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, officer, director or individual independent contractor of BANC or any of its Subsidiaries to any payment or benefit, (ii) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of BANC or any of its Subsidiaries, (iii) accelerate the timing of or cause BANC or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any BANC Benefit Plan, or (iv) result in any limitation on the right of BANC or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any BANC Benefit Plan or related trust. Without limiting the generality of the foregoing, no amount paid or payable (whether in cash, in property, or in the form of benefits) by BANC or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code.
(l) Neither BANC nor any of its Subsidiaries is a party to any plan, program, agreement or arrangement that provides for the gross-up or reimbursement of Taxes imposed under Section 409A or Section 4999 of the Code (or any corresponding provisions of state or local Law relating to Tax).
(m) No BANC Benefit Plan is maintained outside of the jurisdiction of the United States or covers any BANC employees who reside or work outside of the United States.

(n) There are no pending or threatened in writing or, to BANC’s knowledge, otherwise threatened material labor grievances or material unfair labor practice claims or charges against BANC or any of its Subsidiaries, or any strikes, lockouts, work stoppages, slowdowns or other material labor disputes against BANC or any of its Subsidiaries. Neither BANC nor any of its Subsidiaries is party to or bound by any collective bargaining agreement or any other labor-related agreement or arrangement with any labor or trade union or labor organization. To the knowledge of BANC, there are no, and since January 1, 2021 there have been no, labor union organizing efforts with respect to any employees of BANC or its Subsidiaries.
(o) BANC and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(p) (i) To the knowledge of BANC, no written allegations of sexual harassment, sexual misconduct or discrimination have been made since December 31, 2019 against any officer or director of BANC subject to the reporting requirements of Section 16(a) of the Exchange Act (a “BANC Insider”) or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above, (ii) since December 31, 2019, neither BANC nor any of its Subsidiaries has entered into any settlement agreement involving or related to allegations of sexual harassment, sexual misconduct or discrimination by any BANC Insider or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above, and (iii) there are no proceedings currently pending or, to the knowledge of BANC, threatened related to any allegations of sexual harassment, sexual misconduct or discrimination by any BANC Insider or any employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of BANC, no employee of BANC or any of its Subsidiaries at the level of Senior Vice President or above is in any material respect in material breach of any material term of any employment agreement, nondisclosure agreement, common law nondisclosure obligation, fiduciary duty, non-competition agreement, restrictive covenant or other similar obligation: (A) to BANC or any of its Subsidiaries or (B) to a former employer of any such employee relating (1) to the right of any such employee to be employed by BANC or any of its Subsidiaries or (2) to the knowledge or use of trade secrets or proprietary information.
4.12 Compliance with Applicable Law and Privacy Obligations. BANC and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, and, to the knowledge of BANC, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. BANC and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any Law applicable to BANC or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes Personal Data, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Banc of California has a Community Reinvestment Act rating of “satisfactory” or better. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, none of BANC, or any of its Subsidiaries or, to the knowledge of BANC, any director, officer, employee, agent or other person acting on behalf of BANC or any of its Subsidiaries has, directly or indirectly, (a) used any funds of BANC or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (b) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of BANC or any of its Subsidiaries, (c) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (d) established or maintained any unlawful fund of monies or other assets of BANC or any of its Subsidiaries, (e) made any fraudulent entry on the books or records of BANC or any of its Subsidiaries or (f) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for BANC or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for BANC or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. BANC maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any Data Breach. To the knowledge of BANC, BANC has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BANC. To the knowledge of BANC, there are no data security or other technological vulnerabilities with respect to BANC’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on BANC. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, BANC and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of BANC and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC: (i) Banc of California has complied with all requirements of the CARES Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) BANC and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of BANC, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
4.13 Certain Contracts.
(a) As of the date hereof, neither BANC nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral, but excluding any BANC Benefit Plan):
(i) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);
(ii) which contains a provision that materially restricts the conduct on any line of business by BANC or any of its Subsidiaries or upon consummation of the transactions contemplated by this Agreement will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business or in any geographic region (including any exclusive license, exclusivity or exclusive dealing provisions with such an effect);
(iii) which is a collective bargaining agreement or similar agreement with any labor organization;
(iv) any of the benefits of or obligations under which will arise or be increased or accelerated by the occurrence of the execution and delivery of this Agreement, receipt of the Requisite BANC Vote or the announcement or consummation of any of the transactions contemplated by this Agreement, or under which a right of cancellation or termination will arise as a result thereof, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this

Agreement, where such increase or acceleration of benefits or obligations, right of cancellation or termination, or change in calculation of value of benefits would, either individually or in the aggregate, reasonably be expected to result in a material liability to BANC and its Subsidiaries, taken as a whole;
(v) that (A) relates to the incurrence of indebtedness by BANC or any of its Subsidiaries, including any sale and leaseback transactions, capitalized leases and other similar financing arrangements (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business), (B) provides for the guarantee, support, assumption or endorsement by BANC or any of its Subsidiaries of, or any similar commitment by BANC or any of its Subsidiaries with respect to, the obligations, liabilities or indebtedness of any other person, in the case of each of clauses (A) and (B), in an outstanding principal amount of $500,000 or more, or (C) provides for any material indemnification or similar obligations on the part of BANC or any of its Subsidiaries;
(vi) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of BANC and its Subsidiaries, taken as a whole;
(vii) that creates future payment obligations in excess of $500,000 per annum other than any such contracts which are terminable by BANC or any of its Subsidiaries on sixty (60) days or less notice without any required payment or other conditions, other than extensions of credit, other customary banking products offered by BANC or its Subsidiaries, or derivatives issued or entered into in the ordinary course of business;
(viii) that is a settlement, consent or similar agreement and contains any material continuing obligations of BANC or any of its Subsidiaries;
(ix) that relates to the acquisition or disposition of any person, business or asset and under which BANC or its Subsidiaries has a material on-going obligation or liability, including the disposition of any material loan portfolio;
(x) that relates to any material joint venture, partnership or other similar agreement;
(xi) that licenses or otherwise grants rights to BANC or any of its Subsidiaries from a third party with respect to material Intellectual Property of any third party, where such contract is material to the businesses of BANC and its subsidiaries, taken as a whole; or
(xii) that licenses or grants other rights to any third party from BANC or its Subsidiaries with respect to material Intellectual Property, where such contract is material to the businesses of BANC and its Subsidiaries, taken as a whole.
(b) Each contract, arrangement, commitment or understanding of the type described in Section 4.13(a) (excluding any BANC Benefit Plan and any Investment Agreement), whether or not set forth in the BANC Disclosure Schedule, is referred to herein as a “BANC Contract.” BANC has made available to PACW true, correct and complete copies of each BANC Contract in effect as of the date hereof.
(c) In each case, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (i) each BANC Contract is valid and binding on BANC or one of its Subsidiaries, as applicable, and in full force and effect, (ii) each of BANC and each of its Subsidiaries has complied with and performed all obligations required to be performed by it to date under each BANC Contract, (iii) to the knowledge of BANC, each third-party counterparty to each BANC Contract has complied with and performed all obligations required to be performed by it to date under such BANC Contract, (iv) BANC does not have knowledge of, and has not received or delivered notice of, any violation of any BANC Contract by any of the other parties thereto, (v) no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a breach or default on the part of BANC or any of its Subsidiaries, or to the knowledge of BANC, any other party thereto, of or under any such PACW Contract and (vi) no party to any BANC Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any BANC Contract, including as a result of the Pandemic or the Pandemic Measures.

4.14 Agreements with Governmental Entities. Subject to Section 9.14, neither BANC nor any of its Subsidiaries is subject to any cease-and-desist or other Order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Entity that currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the BANC Disclosure Schedule, a “BANC Regulatory Agreement”), nor has BANC or any of its Subsidiaries been advised in writing or, to the knowledge of BANC threatened, since January 1, 2021, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such BANC Regulatory Agreement.
4.15 Investment Securities and Commodities.
(a) Each of BANC and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to BANC and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the BANC Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of BANC or its Subsidiaries. Such securities and commodities are valued on the books of BANC in accordance with GAAP in all material respects.
(b) BANC and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that BANC believes are prudent and reasonable in the context of such businesses, and BANC and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, BANC has made available to PACW the material terms of such policies, practices and procedures.
4.16 Risk Management Instruments. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of BANC, any of its Subsidiaries or for the account of a customer of BANC or one of its Subsidiaries, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any Governmental Entity and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of BANC or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect and (b) BANC and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to BANC’s knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
4.17 Environmental Matters. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, BANC and its Subsidiaries are in compliance, and have complied since January 1, 2021, with each Law, Order, permit, authorization or agency requirement relating to Environmental Law. There are no legal, administrative, arbitral or other Legal Proceedings or, to the knowledge of BANC, any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on BANC or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or threatened against BANC, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC. To the knowledge of BANC, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BANC.
4.18 Real Property. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) BANC or a BANC Subsidiary has good and marketable title to all the real property reflected in the latest audited balance sheet included in the BANC Reports as being owned by BANC or a BANC Subsidiary or acquired after the date thereof which are material to BANC and its Subsidiaries on a consolidated basis (except properties sold or otherwise disposed of since the date thereof in the ordinary course of business) (the “BANC Owned Properties”), free and clear of all Liens, except Permitted Encumbrances, and (b) is the lessee of all leasehold estates reflected in the latest audited financial statements included in such BANC Reports or established after the date thereof which are material to BANC and its Subsidiaries on a consolidated basis (except for leases that have expired by their terms since the date thereof) (collectively with BANC Owned Properties, the “BANC Real Property”), free and clear of all Liens, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to the knowledge of BANC, the lessor. There are no pending or, to the knowledge of BANC, threatened condemnation proceedings against BANC Real Property.
4.19 Intellectual Property. BANC and each of its Subsidiaries solely and exclusively owns (free and clear of any material Liens) all material Intellectual Property owned or purported to be owned by them. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) (i) to the knowledge of BANC, the use or other exploitation of any Intellectual Property by BANC and its Subsidiaries, and the operation of the businesses of BANC and its Subsidiaries, do not infringe, misappropriate or otherwise violate the Intellectual Property rights of any person and are in accordance with any applicable license pursuant to which BANC or any of its Subsidiaries acquired the right to use or otherwise exploit any Intellectual Property and (ii) no person has, within the past two (2) years, asserted in writing to BANC or any of its Subsidiaries that BANC or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any person, (b) to the knowledge of BANC, no person is challenging, infringing on, misappropriating or otherwise violating, any right of BANC or any of its Subsidiaries with respect to any Intellectual Property owned by BANC or its Subsidiaries, (c) neither BANC nor any of its Subsidiaries, within the past two (2) years, has received any written notice of any pending claim with respect to any Intellectual Property owned or purported to be owned by BANC or any of its Subsidiaries, and BANC and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed by BANC and its Subsidiaries and (d) all former and current employees, consultants and independent contractors of BANC or its Subsidiaries who have contributed to or participated in the conception and development of Intellectual Property for such entities have entered into enforceable proprietary rights agreements with BANC or any of its Subsidiaries or predecessors, vesting ownership of such Intellectual Property in BANC or any of its Subsidiaries, except as otherwise vested in BANC or any of its Subsidiaries by operation of Law.
4.20 Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between BANC or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of BANC or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding BANC Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of BANC) on the other hand, of the type required to be reported in any BANC Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
4.21 Investment Agreements.
(a) As of the date hereof, BANC has made available to PACW true, correct and complete copies of each Investment Agreement and (i) the Investment Agreements have not been amended or modified in any manner and (ii) the respective commitments contained therein have not been terminated, reduced, withdrawn or rescinded in any respect by any party thereto, and no such termination, reduction, withdrawal or rescission is contemplated by BANC or to BANC’s knowledge, any other party thereto.
(b) As of the date hereof, the Investment Agreements are in full force and effect and constitute the valid, binding and enforceable obligation of BANC and to BANC’S knowledge, the other parties thereto, enforceable in accordance with their terms (subject to the Enforceability Exceptions). As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Equity Financing contemplated by the Investment Agreements, other than the conditions precedent set forth in the Investment Agreements or this Agreement (such conditions precedent, the “Financing Conditions”).

As of the date hereof and assuming the satisfaction of the conditions set forth in Section 7.1 and Section 7.2 of this Agreement as well as the satisfaction of the other Financing Conditions, BANC has no reason to believe that (i) any of the Financing Conditions will not be satisfied on or prior to the Closing Date or (ii) the Equity Financing contemplated by the Investment Agreements will not be available to BANC on the Closing Date.
(c) There are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to Equity Financing to which BANC or any of its affiliates is a party that would reasonably be expected to adversely affect the conditionality, availability or amount of the Equity Financing contemplated by the Investment Agreements.
4.22 State Takeover Laws. The Board of Directors of each of BANC and Merger Sub, as applicable, has approved this Agreement and the transactions contemplated hereby and has taken all such other necessary actions as required to render inapplicable to such agreements and transactions the provisions of any potentially applicable takeover laws of any state, including any Takeover Statutes.
4.23 Reorganization. BANC has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.24 Opinion. Prior to the execution of this Agreement, the Board of Directors of BANC has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of J.P. Morgan to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair, from a financial point of view, to BANC. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.25 BANC Information. The information relating to BANC, its Subsidiaries and the BANC Insiders to be contained in the Joint Proxy Statement and the S-4, and the information relating to BANC, its Subsidiaries and the BANC Insiders that is provided by BANC or its representatives for inclusion in any other document filed with any other Governmental Entity in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Joint Proxy Statement (except for such portions thereof that relate only to PACW or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to PACW or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.
4.26 Loan Portfolio.
(a) As of the date hereof, neither BANC nor any of its Subsidiaries is a party to any Loans in which BANC or any Subsidiary of BANC is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 4.26 of the BANC Disclosure Schedule sets forth a true, correct and complete list of (i) all of the Loans of BANC and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by BANC as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (ii) each asset of BANC or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, each Loan of BANC and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) has been secured by valid Liens, as applicable, and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(c) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, each outstanding Loan of BANC or any of its Subsidiaries (including

Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of BANC and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) There are no outstanding Loans made by BANC or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of BANC or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
4.27 Insurance. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, (a) BANC and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of BANC reasonably has determined to be prudent and consistent with industry practice, and BANC and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, (b) each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of BANC and its Subsidiaries, BANC or the relevant Subsidiary thereof is the sole beneficiary of such policies, (c) all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion, (d) there is no claim for coverage by BANC or any of its Subsidiaries pending under any insurance policy as to which coverage has been questioned, denied or disputed by the underwriters of such insurance policy and (e) neither BANC nor any of its Subsidiaries has received notice of any threatened termination of, material premium increases with respect to, or material alteration of coverage under, any insurance policies.
4.28 Information Security. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on BANC, to the knowledge of BANC, since January 1, 2021, no third party has gained unauthorized access to any information technology networks used, owned or controlled by BANC or any of its Subsidiaries.
4.29 No Other Representations or Warranties.
(a) Except for the representations and warranties made by BANC and Merger Sub in this Article IV, neither BANC nor Merger Sub nor any other person makes any express or implied representation or warranty with respect to BANC, its Subsidiaries, Merger Sub, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and BANC and Merger Sub hereby disclaim any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither BANC nor Merger Sub nor any other person makes or has made any representation or warranty to PACW or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to BANC, Merger Sub any of their respective Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by BANC and Merger Sub in this Article IV, any oral or written information presented to PACW or any of its affiliates or representatives in the course of their due diligence investigation of BANC, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) BANC and Merger Sub acknowledge and agree that neither PACW nor any other person has made or is making any express or implied representation or warranty other than those contained in Article IV.
ARTICLE V

COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Businesses Prior to the Effective Time. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the PACW Disclosure Schedule or the BANC Disclosure Schedule), as required by Law or as consented to in writing by the other party (such consent not to be unreasonably withheld, conditioned or delayed), each of PACW and BANC shall, and shall cause its Subsidiaries to, (a) conduct its business in the ordinary course in all material respects, (b) use reasonable best efforts to maintain and preserve intact its business organization, employees and advantageous business relationships, and (c) take no action that would reasonably be expected to adversely affect or materially delay the ability of either PACW or BANC to obtain any necessary approvals of any Governmental Entity required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in this Section 5.1, a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1.
5.2 PACW Forbearances. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement in accordance with its terms, except as set forth in the PACW Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, PACW shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of BANC:
(a) other than (i) federal funds borrowings, Federal Home Loan Bank borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one (1) year, (ii) Federal Reserve of San Francisco Discount Window borrowings and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of PACW or any of its wholly-owned Subsidiaries to PACW or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.01 per share of PACW Common Stock, (B) dividends paid by any of the Subsidiaries of PACW to PACW or any of PACW’s wholly-owned Subsidiaries, (C) dividends provided for and paid on shares of PACW Preferred Stock in accordance with the terms of such PACW Preferred Stock, (D) regular distributions on outstanding trust preferred securities in accordance with their terms or (E) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of PACW or any of its Subsidiaries; or
(iv) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of PACW or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of PACW or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;

(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of PACW;
(e) in each case except for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any PACW Contract, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to PACW or (iii) enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a PACW Contract if it were in effect on the date of this Agreement, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of this Agreement, constitute a PACW Contract but would, after giving effect to such amendment or modification, constitute a PACW Contract;
(f) except as required under applicable law or the terms of any PACW Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, materially amend or terminate any PACW Benefit Plan, or any arrangement that would be a PACW Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any PACW Benefit Plan, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above;
(g) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;
(h) settle any material Legal Proceeding against PACW or any of its Subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(i) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(j) amend its certificate of incorporation, its bylaws or comparable governing documents of any of its Significant Subsidiaries;
(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(m) enter into any new line of business other than in the ordinary course of business, except as required by applicable Law;
(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;

(o) other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a Governmental Entity;
(p) make or authorize any capital expenditures outside the ordinary course of business;
(q) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(r) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Intellectual Property owned by PACW or its Subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property in the ordinary course of business or at the end of such Intellectual Property’s statutory term; or
(s) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3 BANC Forbearances. During the period from the date of this Agreement to the Closing or earlier termination of this Agreement in accordance with its terms, except as set forth in the BANC Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by Law, BANC shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of PACW:
(a) other than (i) federal funds borrowings, Federal Home Loan Bank borrowings and Bank Term Funding Program borrowings, in each case with a maturity not in excess of one (1) year, (ii) Federal Reserve Bank Discount Window borrowings and (iii) deposits and other customary banking products such as letters of credit, in each case, in the ordinary course of business, incur any indebtedness for borrowed money (other than indebtedness of BANC or any of its wholly-owned Subsidiaries to BANC or any of its wholly-owned Subsidiaries), or assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any person;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare, pay or set a record date for any dividend, or any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other equity or voting securities or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) or exchangeable into or exercisable for any shares of its capital stock or other equity or voting securities, except, in each case (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of BANC Common Stock, (B) dividends paid by any of the Subsidiaries of BANC to BANC or any of BANC’s wholly-owned Subsidiaries and (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) except pursuant to the Equity Financing, grant any stock options, stock appreciation rights, performance shares, restricted stock units, performance stock units, phantom stock units, restricted shares or other equity-based awards or interests, or grant any person any right to acquire any shares of capital stock or other equity or voting securities of BANC or any of its Subsidiaries; or
(iv) except pursuant to the Equity Financing, issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of BANC or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of BANC or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(c) except pursuant to the Balance Sheet Repositioning, sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(d) except for foreclosure or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith in the ordinary course of business, make any material investment in or acquisition of (whether by purchase of stock or securities, contributions to capital, property transfers, merger or consolidation, or formation of a joint venture or otherwise) any other person or the property or assets of any other person, in each case, other than a wholly-owned Subsidiary of BANC;
(e) in each case except pursuant to the Equity Financing and for transactions in the ordinary course of business, (i) terminate, materially amend, or waive any material provision of, any BANC Contract, (ii) make any change in any instrument or agreement governing the terms of any of its securities, other than normal renewals of contracts without material adverse changes of terms with respect to BANC or (iii) other than any BSR Agreement, enter into any contract, arrangement, commitment or understanding (whether written or oral) that would constitute a BANC Contract if it were in effect on the date of this Agreement, including by amending or modifying any contract, arrangement, commitment or understanding (whether written or oral) that does not, as of the date of this Agreement, constitute a BANC Contract but would, after giving effect to such amendment or modification, constitute a BANC Contract;
(f) except as required under applicable law or the terms of any BANC Benefit Plan existing as of the date hereof, (i) enter into, establish, adopt, materially amend or terminate any BANC Benefit Plan, or any arrangement that would be a BANC Benefit Plan if in effect on the date hereof, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, (iii) accelerate or take any action to accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any BANC Benefit Plan, (vi) terminate the employment or services of, or significantly change the responsibilities assigned to, any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than for cause, or (vii) hire or promote any employee or significantly change the responsibilities assigned to any employee (A) with an annual base salary equal to or in excess of $200,000 or (B) having a job title of Senior Vice President or above, other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee;
(g) (i) modify, extend, or enter into any collective bargaining agreement or any other labor-related agreements or arrangements with any labor or trade union, labor organization or group of employees, or (ii) recognize or certify any labor or trade union, labor organization, or group of employees as the bargaining representative of its employees or the employees of any of its Subsidiaries;
(h) settle any material Legal Proceeding against BANC or any of its Subsidiaries, except involving solely monetary remedies in an amount and for consideration not in excess of $250,000 individually or $1,000,000 in the aggregate and that would not impose any material restriction on, or create any adverse precedent that would be material to, the business of it or its Subsidiaries or the Surviving Corporation;
(i) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Mergers from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(j) amend its articles of incorporation, its bylaws or comparable governing documents of any of its Significant Subsidiaries, in each case, in a manner that would materially and adversely affect the holders of PACW Common Stock relative to and disproportionately to all other holders of BANC Common Stock;

(k) except pursuant to the Balance Sheet Repositioning, materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported;
(l) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP;
(m) enter into any new line of business other than in the ordinary course of business, except as required by applicable Law;
(n) merge or consolidate itself or any of its Significant Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Significant Subsidiaries;
(o) other than in the ordinary course of business, make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment securities portfolio, hedging practices and policies or its policies with respect to the classification or reporting of such portfolios, in each case except as requested by a Governmental Entity;
(p) make, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any material Tax accounting method, file any material amended Tax Return, enter into any closing agreement with respect to a material amount of Taxes, or settle any material Tax claim, audit, assessment or dispute or surrender any material right to claim a refund of Taxes;
(q) sell, assign, license, transfer or otherwise dispose of, cancel, abandon or allow to lapse or expire any material Intellectual Property owned by BANC or its Subsidiaries, except for (i) non-exclusive licenses, sublicenses or covenants not to sue granted in the ordinary course of business or (ii) cancellations, abandonments, lapses or expirations of Intellectual Property in the ordinary course of business or at the end of such Intellectual Property’s statutory term; or
(r) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI

ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, BANC and PACW shall prepare and file with the SEC the Joint Proxy Statement and BANC shall prepare and file with the SEC the S-4, in which the Joint Proxy Statement will be included as a prospectus. The parties shall use reasonable best efforts to file the S-4, in which a preliminary joint proxy statement relating to the meetings of PACW’s stockholders and BANC’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, by 5:30 p.m. Eastern Time on August 24, 2023. The S-4 shall also, to the extent permitted by the Securities Act, register the shares of New BANC Preferred Stock (or depositary shares in lieu thereof) that will be issued in the Second Step Merger. Each of BANC and PACW shall use its reasonable best efforts to have the S-4 declared effective by the SEC under the Securities Act as promptly as practicable after such filing, and BANC and PACW shall thereafter mail or deliver the Joint Proxy Statement to their respective stockholders. BANC shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and PACW shall furnish all information concerning PACW and the holders of PACW Common Stock and PACW Preferred Stock, as well as any PACW Insider, as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings by 5:30 p.m. Eastern Time on August 14, 2023), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including the Mergers, the FRS Membership, the Bank Merger and the BANC Share Issuance), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Each of BANC and PACW shall have the right to review in advance, and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws relating to the exchange of information, all the information relating to PACW or BANC, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby. Each party shall consult with the other in advance of any substantive meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and, to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences, in each case subject to applicable Law. As used in this Agreement, “Requisite Regulatory Approvals” means all regulatory permits, authorizations, consents, Orders or approvals (and the expiration or termination of all statutory waiting periods in respect thereof) from the Federal Reserve and the CDFPI that are necessary to consummate the transactions contemplated by this Agreement, including the Mergers, the FRS Membership and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation.
(c) Each party shall use its reasonable best efforts to respond to any request for information and to resolve any objection that may be asserted by any Governmental Entity with respect to this Agreement or the transactions contemplated hereby in each case in a reasonably prompt and timely matter. Notwithstanding anything in this Agreement to the contrary, neither BANC nor PACW nor any of their respective Subsidiaries shall be required (and without the written consent of the other party, neither BANC nor PACW nor any of their respective Subsidiaries shall be permitted) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, authorizations, consents, Orders or approvals of Governmental Entities that would (i) reasonably be expected to require the Surviving Corporation or any other person to issue equity securities or otherwise raise capital in excess of the amount contemplated by the Equity Financing; or (ii) (A) not apply to a similarly sized financial holding company and state member bank that are well-capitalized and well-managed and (B) be materially more burdensome, individually or in the aggregate, on the operations, business or profitability of the Surviving Corporation and its Subsidiaries than those imposed on BANC or Banc of California as of the date of hereof (each of clauses (i) and (ii), a “Materially Burdensome Regulatory Condition”). Any requirement to enter into any BSR Agreement or otherwise take actions contemplated by Section 6.21 shall not be a Materially Burdensome Regulatory Condition hereunder.
(d) To the extent permitted by applicable Law, BANC and PACW shall, upon request, furnish each other with all information concerning themselves, their Subsidiaries, directors, officers and stockholders and such other matters as may be reasonably necessary or advisable in connection with the Joint Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of BANC, PACW or any of their respective Subsidiaries to any Governmental Entity in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement.
(e) To the extent permitted by applicable Law, BANC and PACW shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such consent, waiver, approval or authorization will be materially delayed or conditioned.

6.2 Access to Information; Confidentiality.
(a) Upon reasonable notice and subject to applicable Laws (including the Pandemic Measures), each of BANC and PACW, for the purposes of verifying the representations and warranties of the other and preparing for the Merger and the other matters in connection with or relating to this Agreement, shall, and shall cause each of their respective Subsidiaries to, afford to the officers, employees, accountants, counsel, advisors and other representatives of the other party, access, during normal business hours during the period prior to the Closing, to all its properties, books, contracts, commitments, personnel, information technology systems, and records, and each shall cooperate with the other party in preparing to execute after the Closing conversion or consolidation of systems and business operations generally, and, during such period, each of BANC and PACW shall, and shall cause its respective Subsidiaries to, make available to the other party (i) a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to the requirements of federal securities laws or federal or state banking laws (other than reports or documents that BANC or PACW, as the case may be, is not permitted to disclose under applicable Law), and (ii) all other information concerning its business, properties and personnel as such party may reasonably request. Neither BANC nor PACW nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of BANC’s or PACW’s, as the case may be, customers, jeopardize the attorney-client privilege of the institution in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any Law, fiduciary duty or binding agreement entered into prior to the date of this Agreement. The parties hereto will make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of BANC and PACW shall hold all information furnished by or on behalf of the other party or any of such party’s Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement, dated May 4, 2023, by and between BANC and PACW, as amended by Amendment No. 1 thereto, dated as of June 30, 2023, as amended by Amendment No. 2 thereto, dated as of the date hereof, and as may be further amended from time to time (the “Confidentiality Agreement”).
(c) No later than 7:00 p.m. Pacific Time on the last business day prior to the earlier of the (i) Closing Date or (ii) Termination Date (such earlier time, the “Net Wholesale Funding Schedule Delivery Date”), PACW shall deliver to BANC a schedule (along with reasonable supporting detail) setting forth, as of the end of the business day that is two business days prior to the Net Wholesale Funding Schedule Delivery Date (the end of the business day on such second business day, the “Measurement Time”), (A) PACW’s Net Wholesale Funding Amount and (B) the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW. PACW shall provide BANC the opportunity to review and comment on any such schedule and shall accept any reasonable comments thereto made by BANC.
(d) No later than 7:00 p.m. Pacific Time on the Net Wholesale Funding Schedule Delivery Date, BANC shall deliver to PACW a schedule (along with reasonable supporting detail) setting forth, as of the Measurement Time, (i) BANC’s Net Wholesale Funding Amount and (ii) the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of BANC. BANC shall provide PACW the opportunity to review and comment on any such schedule and shall accept any reasonable comments thereto made by PACW.
(e) Upon the reasonable request by the Chief Executive Officer of PACW, BANC shall provide PACW with periodic reports of all or a subset of outstanding Loans, including (i) the name of the borrower under such Loan, (ii) the outstanding principal balance of such Loan, (iii) the accrued and unpaid interest of such Loan, (iv) the category of such Loan, (v) the maturity date of such Loan, (vi) whether such Loan is over ninety (90) days or more delinquent in payment of principal and interest, (vii) whether such Loan is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import and (viii) other information reasonably requested. Upon request, BANC shall reasonably consult with PACW regarding the making or acquiring of any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issuing a commitment (including a letter of credit) or renewing or extending an existing commitment for any Loan, or amending or modifying in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $5,000,000 or greater.
(f) Upon the reasonable request by the Chief Executive Officer of BANC, PACW shall provide BANC with periodic reports of all or a subset of outstanding Loans, including (i) the name of the borrower under such Loan, (ii) the outstanding principal balance of such Loan, (iii) the accrued and unpaid interest of such Loan, (iv) the category of such Loan, (v) the maturity date of such Loan, (vi) whether such Loan is over ninety (90) days or more delinquent in payment of principal and interest, (vii) whether such Loan is classified as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import and (viii) other information reasonably requested. Upon request, PACW shall reasonably consult with BANC regarding the making or acquiring of any Loan (except for any Loan for which a commitment to make or acquire was entered into prior to the date of this Agreement) or issuing a commitment (including a letter of credit) or renewing or extending an existing commitment for any Loan, or amending or modifying in any material respect any existing Loan, in each case that involves or results in a total credit exposure to any borrower and its affiliates of $5,000,000 or greater.
(g) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Closing. Prior to the Closing, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ respective operations.
6.3 Stockholder Approvals.
(a) Each of PACW and BANC shall call a meeting of its stockholders (the “PACW Meeting” and the “BANC Meeting,” respectively) to be held as soon as reasonably practicable after the S-4 is declared effective, for the purpose of obtaining (i) the Requisite PACW Vote and the Requisite BANC Vote required in connection with this Agreement, the Merger and the BANC Share Issuance, (ii) with respect to BANC, obtaining such other vote as may be contemplated by any of the Investment Agreements and (iii) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of stockholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of PACW and BANC shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date.
(b) Subject to Section 6.3(c), (i) each of BANC and PACW and their respective Boards of Directors shall use its reasonable best efforts to obtain from the stockholders of BANC and PACW, as applicable, the Requisite BANC Vote and the Requisite PACW Vote, as applicable, including by communicating to the respective stockholders of BANC and PACW its recommendation (and including such recommendation in the Joint Proxy Statement) that the stockholders of PACW adopt this Agreement, in the case of the Board of Directors of PACW, or approve the BANC Share Issuance, in the case of the Board of Directors of BANC (the “PACW Board Recommendation” and the “BANC Board Recommendation,” respectively) and (ii) each of BANC and PACW and their respective Boards of Directors shall not, and no committee of the Board of Directors of BANC or the Board of Directors of PACW shall, (A) withhold, withdraw, modify or qualify in a manner adverse to the other party the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, (B) fail to make the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, in the Joint Proxy Statement, (C) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (D) fail to publicly and without qualification (1) recommend against any Acquisition Proposal or (2) reaffirm the BANC Board Recommendation, in the case of BANC, or the PACW Board Recommendation, in the case of PACW, in each case within ten (10) business days (or such fewer number of days as remains prior to the BANC Meeting or the PACW Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (E) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”).

(c) Subject to Section 8.1 and Section 8.2, if the Board of Directors of BANC or PACW, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC Board Recommendation or the PACW Board Recommendation, as applicable, such Board of Directors may, in the case of BANC, prior to the receipt of the Requisite BANC Vote, and in the case of PACW, prior to the receipt of the Requisite PACW Vote, submit this Agreement to its stockholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its stockholders in the Joint Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided that such Board of Directors may not take any actions under this sentence unless it (i) gives the other party at least four (4) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (ii) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party (it being understood that such other party shall not be required to propose any such amendment or modification) and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable law to make or continue to make the BANC Board Recommendation or PACW Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3, and any material change or development with respect to any other event or circumstances will also require a new notice period as referred to in this Section 6.3.
(d) Each of BANC or PACW shall adjourn or postpone the BANC Meeting or the PACW Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled there are insufficient shares of BANC Common Stock or PACW Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting PACW or BANC, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite PACW Vote or the Requisite BANC Vote, and each of PACW and BANC, as applicable, shall continue to use reasonable best efforts to solicit proxies from its stockholders in order to obtain the Requisite PACW Vote or Requisite BANC Vote, respectively; provided that the foregoing shall not restrict in any way each of the Boards of Directors of PACW or BANC from making a Recommendation Change permitted by Section 6.3(c) and disclosing such Recommendation Change and the basis and reasons therefor. Notwithstanding anything to the contrary herein, but subject to the obligation to adjourn or postpone the BANC Meeting or the PACW Meeting in accordance with the first sentence of this Section 6.3(d), unless this Agreement has been terminated in accordance with its terms, (i) the BANC Meeting shall be convened and the BANC Share Issuance shall be submitted to the stockholders of BANC at the BANC Meeting and (ii) the PACW Meeting shall be convened and this Agreement shall be submitted to the stockholders of PACW at the PACW Meeting, and nothing contained herein shall be deemed to relieve either BANC or PACW of such obligation.
6.4 Legal Conditions to Merger. Subject in all respects to Section 6.1 of this Agreement, each of BANC and PACW shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal and regulatory requirements that may be imposed on such party or its Subsidiaries with respect to the Mergers and the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, including the Mergers, the FRS Membership and the Bank Merger, (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, Order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by PACW or BANC or any of their respective Subsidiaries in connection with the Mergers, the Bank Merger and the other transactions contemplated by this Agreement and (c) to obtain the tax opinions referenced in Section 7.2(c) and Section 7.3(c)

or any similar opinions required in connection with the Joint Proxy Statement or S-4 described Section 6.1, including by executing and delivering representations contained in certificates of officers of BANC and PACW reasonably satisfactory in form and substance to BANC’s and PACW’s respective counsels.
6.5 Stock Exchange Listing and Delisting.
(a) BANC shall, prior to the Effective Time, cause additional shares in respect of the BANC Common Stock and the New BANC Preferred Stock (or depositary shares in respect thereof) to be issued in connection with the Mergers to be approved for listing on the NYSE, subject to official notice of issuance.
(b) Prior to the Closing Date, PACW shall cooperate with BANC and use reasonable best efforts to take, or cause to be take, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and polices of NASDAQ to enable the delisting by the Surviving Corporation of PACW Common Stock and PACW Preferred Stock from NASDAQ and the deregistration of PACW Common Stock and PACW Preferred Stock under the Exchange Act as promptly as practicable after the Effective Time.
6.6 Employee Matters.
(a) Unless otherwise mutually agreed by PACW and BANC prior to the Effective Time, BANC, as the Surviving Corporation, shall provide the employees of PACW and their Subsidiaries as of the Effective Time who continue to remain employed with the Surviving Corporation and its Subsidiaries (the “Continuing Employees”), immediately after the Effective Time, with the following: (i) annual base salary or wages, as applicable, target cash incentive opportunities and target long term incentive opportunities (excluding in each case any retention, sign-on or special one-time awards) that are either (1) no less favorable in the aggregate than those provided to similarly situated employees of the Surviving Corporation and its Subsidiaries, or (2) provided in accordance with any employment agreement, offer letter or other compensation arrangement to which any Continuing Employee is a party or participant in immediately prior to the Effective Time; and (ii) employee benefits that are no less favorable in the aggregate than those provided to such Continuing Employees immediately prior to the Effective Time; provided that, with respect to clause (ii), if the Continuing Employees and employees of BANC and its Subsidiaries are integrated into Benefit Plans of the Surviving Corporation and its Subsidiaries, which may be done on a plan by plan basis, or if the Surviving Corporation and its Subsidiaries modify any existing plans or adopt new benefit plans with respect to the Continuing Employees and employees of BANC and its Subsidiaries (which plans will, among other things, (A) treat similarly situated employees on a substantially equivalent basis, taking into account all relevant factors, including duties, geographic location, tenure, qualifications and abilities, and (B) not discriminate between employees who were covered by PACW Benefit Plans, on the one hand, and those covered by BANC Benefit Plans on the other, at the Effective Time) (the “New Benefit Plans”), participation in such plans shall be deemed to satisfy the foregoing standards, it being understood that the Continuing Employees may commence participating in the PACW Benefit Plans, the BANC Benefit Plans or the New Benefit Plans on different dates following the Effective Time with respect to different plans.
(b) With respect to any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan in which any Continuing Employees become eligible to participate on or after the Effective Time, BANC, as the Surviving Corporation, and its Subsidiaries shall use commercially reasonable efforts to (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous PACW Benefit Plan, (ii) provide each such employee and their eligible dependents with credit for any co-payments or coinsurance and deductibles paid prior to the Effective Time under a PACW Benefit Plan that provides health care benefits, to the same extent that such credit was given under the analogous PACW Benefit Plan prior to the Effective Time, in satisfying any applicable deductible, co-payment, coinsurance or maximum out-of-pocket requirements under any New Benefit Plans, and (iii) recognize all service of such employees with PACW and its Subsidiaries for all purposes in any PACW Benefit Plan, BANC Benefit Plan or New Benefit Plan to the same extent that such service was taken into account under the analogous PACW Benefit Plan prior to the Effective Time;

provided that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of service, (B) for purposes of any tax-qualified defined benefit pension plan, or (C) for purposes of any benefit plan that is a frozen plan or provides grandfathered benefits.
(c) The parties agree that the consummation of the Merger shall constitute a “change in control,” “change of control” or term of similar import under each applicable PACW Benefit Plan and BANC Benefit Plan; provided that, for purposes of any such plans that provide for deferred compensation within the meaning of Section 409A of the Code, the foregoing shall not accelerate the time of payment or distribution of any such deferred compensation (but shall accelerate vesting if provided for in accordance with the terms thereof) if the transactions contemplated by this Agreement do not otherwise constitute a “change in control,” “change of control” or term of similar import under the applicable plan and to so declare as a “change in control,” “change of control” or term of similar import would result in an impermissible payment or distribution for purposes of Section 409A of the Code.
(d) Prior to Closing, prior to making any material written communications relating to the Merger or the other transactions contemplated by this Agreement to any employee of PACW or its Subsidiaries, each party will, and will cause its Subsidiaries to, provide the other party with a reasonable opportunity to review and comment on any such communications, which comments shall be considered in good faith by the party proposing to make such communication. Prior to the Closing, neither party nor their respective Subsidiaries shall make any written communications to any individual employee of PACW or its Subsidiaries regarding such individual’s terms and conditions of employment following the Closing without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed).
(e) If the Effective Time occurs prior to December 31, 2023, then Continuing Employees will receive 2023 annual cash bonuses in an aggregate amount equal to (i) the preclosing accruals for the portion of 2023 up to and including the Closing Date based on PACW’s current accrual methodology for such bonuses in accordance with past practice, as determined by PACW and BANC in good faith, pro-rated for the period of service in 2023 up to and including the Closing Date and (ii) for any period following the Closing Date through December 31, 2023, based on the accrual methodology for the combined business as determined by BANC (the “2023 Bonuses”). The actual amount of the 2023 Bonuses payable to the PACW employees in accordance with the foregoing sentence will be determined by BANC in good faith and 2023 Bonuses will be paid in 2024 at the time annual cash bonuses are paid to employees in the ordinary course of business consistent with past practice, subject to satisfaction of the terms and conditions (including with respect to service) of the applicable annual cash bonus arrangements.
(f) Nothing in this Agreement shall confer upon any employee (including any Continuing Employee), officer, director or consultant of PACW, BANC or any of their respective Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, PACW, BANC or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, PACW, BANC or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee (including any Continuing Employee), officer, director or consultant of the Surviving Corporation, PACW, BANC or any of their respective Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any PACW Benefit Plan, BANC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular PACW Benefit Plan, BANC Benefit Plan, New Benefit Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.11, except as provided in Section 6.7, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including, any current or former employee, officer, director or consultant of PACW, BANC or any of their respective Subsidiaries or affiliates or any beneficiary or dependent thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
6.7 Indemnification; Directors’ and Officers’ Insurance.
(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless and shall advance expenses as incurred, in each case to the extent (subject to applicable Law) such persons are indemnified or entitled to such advancement of expenses as of the date of this Agreement by PACW pursuant to the PACW Charter, PACW Bylaws, the governing or organizational documents of any Subsidiary of PACW or any indemnification agreements in existence as of the date hereof that have been made available to BANC, each present and former director or officer of PACW and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “PACW Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director or officer of PACW or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement; provided that in the case of advancement of expenses, the PACW Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such PACW Indemnified Party is not entitled to indemnification.
(b) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each PACW Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving person of such consolidation or merger, or (ii) transfers all or substantially all of its assets or deposits to any other person or engages in any similar transaction, then in each such case the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7. The obligations of the Surviving Corporation or any of its successors under this Section 6.7 shall not be terminated or modified after the Effective Time in a manner so as to adversely affect any PACW Indemnified Party or any other person entitled to the benefit of this Section 6.7 without the prior written consent of the affected PACW Indemnified Party or affected person.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including any merger between a Subsidiary of BANC, on the one hand, and a Subsidiary of PACW, on the other hand) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Mergers or the Bank Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take, or cause to be taken, all such necessary action as may be reasonably requested by BANC.
6.9 Efforts to Close; Advice of Changes. Subject in all cases to Section 6.1(c), each of PACW and BANC shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by this Agreement on the terms and conditions described herein, including using reasonable best efforts to satisfy in all material respects on a timely basis all conditions and covenants under their respective the control in this Agreement and otherwise comply with its obligations hereunder. Each of BANC and PACW shall each promptly advise the other party of any effect, change, event, circumstance, condition, occurrence or development (i) that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on it or (ii) that it believes would or would reasonably be expected to cause or constitute a material breach of any of its representations, warranties, obligations, covenants or agreements contained herein that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article IV; provided that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied; and provided, further, that the delivery of any notice pursuant to this Section 6.9 shall not cure any breach of, or noncompliance with, any other provision of this Agreement or limit the remedies available to the party receiving such notice.
6.10 Dividends. After the date of this Agreement, each of BANC and PACW shall coordinate with the other the declaration of any dividends in respect of BANC Common Stock and PACW Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of PACW Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of PACW Common Stock and any shares of BANC Common Stock any such holder receives in exchange therefor in the Merger.
6.11 Shareholder Litigation. Each party shall give the other party prompt written notice of any shareholder litigation against such party or its directors or officers relating to the transactions contemplated by this Agreement, and PACW shall give BANC the opportunity to participate (at BANC’s expense) in the defense or settlement of any such litigation. Each party shall give the other the right to review and comment on all filings or responses to be made by such party in connection with any such litigation, and will in good faith take such comments into account. PACW shall not agree to settle any such litigation without BANC’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed; provided that BANC shall not be obligated to consent to any settlement which (a) does not include a full release of BANC and its affiliates or (b) which imposes an injunction or other equitable relief (i) that restrains, delays or otherwise prohibits the Closing or (ii) applies after the Effective Time upon the Surviving Corporation or any of its affiliates.
6.12 Corporate Governance.
(a) Effective as of the Effective Time, in accordance with the BANC Bylaws, (i) the number of directors that will comprise the full Board of Directors of BANC (and, as of the Second Effective Time, that will comprise the full Board of Directors of the Surviving Corporation) shall be twelve (12), (ii) of such members of the Board of Directors, (x) eight (8) shall be members of the Board of Directors of BANC as of immediately prior to the Effective Time (the “BANC Directors”), (y) three (3) shall be members of the Board of Directors of PACW as of immediately prior to the Effective Time, designated by PACW and reasonably acceptable to BANC (the “PACW Directors”); provided that any such PACW Director must qualify as an “independent” director of BANC under the applicable rules of the NYSE and satisfy BANC’s Corporate Governance Guidelines and (z) one (1) shall be an individual designated by certain Investors in accordance with the applicable Investment Agreement and reasonably acceptable to BANC (the “Investor Director”) and (iii) subject to the receipt of any necessary consent or non-objection of any Governmental Entity, the Lead Director of the Board of Directors of PACW as of immediately prior to the Effective Time shall become the Chairman of the Board of Directors of BANC (and, as of the Second Effective Time, of the Surviving Corporation). Provided that each PACW Director continues to meet the standards for directors of the Surviving Corporation, including continuing to satisfy BANC’s Corporate Governance Guidelines and qualify as an “independent” director of BANC under the applicable rules of the NYSE, the Surviving Corporation shall nominate each PACW Director for reelection to the Board of Directors of the Surviving Corporation at each of the first and second annual meeting of the stockholders of the Surviving Corporation following the Closing, and the Surviving Corporation’s proxy materials with respect to each such annual meeting shall include the recommendation of the Board of Directors of the Surviving Corporation that its stockholders vote to reelect each PACW Director to the same extent as recommendations are made with respect to other directors on the Board of Directors of the Surviving Corporation.
(b) Effective as of the Bank Merger effective time, in accordance with the Pacific Western Bank bylaws in effect as of immediately prior to the Bank Merger effective time (i) the number of directors that will comprise the full Board of Directors of the Surviving Bank shall be twelve (12), (ii) of such members of the Board of Directors, (x) eight (8) shall be the BANC Directors, (y) three (3) shall be the PACW Directors and (z) one (1) shall be the Investor Director and (iii) subject to the receipt of any necessary consent or non-objection of any Governmental Entity, the Chairman of the Board of Directors of the Surviving Bank shall be the same individual who serves as the Chairman of the Board of Directors of Banc of California immediately prior to the Effective Time.
(c) The Chief Executive Officer of BANC immediately prior to the Second Effective Time will be the Chief Executive Officer of the Surviving Corporation immediately following the Second Effective Time and will continue as such until his resignation, removal or death.
(d) Effective as of the Effective Time, (i) the headquarters of BANC (and, as of the Second Effective Time, the Surviving Corporation) will be located in Los Angeles, California, and the headquarters of Pacific Western Bank (and, as of the effective time of the Bank Merger, the Surviving Bank) will be located in Los

Angeles, California or as otherwise mutually agreed in writing by the parties hereto and (ii) the name of BANC (and, as of the Second Effective Time, the Surviving Corporation) will be “Banc of California, Inc.” and the name of Pacific Western Bank (and, as of the effective time of the Bank Merger, the Surviving Bank) will be “Banc of California.”
6.13 Acquisition Proposals.
(a) Each party agrees that it will not, and will cause each of its Subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.13) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Requisite PACW Vote, in the case of PACW, or the Requisite BANC Vote, in the case of BANC, a party receives an unsolicited bona fide written Acquisition Proposal that did not result from or arise in connection with a breach of this Section 6.13(a), such party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the Board of Directors of such party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would more likely than not result in a violation of its fiduciary duties under applicable law; provided that, prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to such party than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such party. Each party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each party will promptly (within twenty-four (24) hours) advise the other party following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other party with an unredacted copy of any such Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to BANC or PACW, as applicable, other than the transactions contemplated by this Agreement, as it may be amended from time to time, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of a party and its Subsidiaries or 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third-party beneficially owning 25% or more of any class of equity or voting securities of a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving a party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of the party.

(b) Nothing contained in this Agreement shall prevent a party or its Board of Directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.
6.14 Public Announcements. PACW, BANC and Merger Sub agree that the initial press release with respect to the execution and delivery of this Agreement shall be a release mutually agreed to by the parties hereto. Thereafter, each of the parties agrees that no public release or announcement or statement concerning this Agreement or the transactions contemplated hereby shall be issued by any party without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as required by applicable law or the rules or regulations of any applicable Governmental Entity or stock exchange to which the relevant party is subject, in which case the party required to make the release or announcement shall consult with the other party about, and allow the other party reasonable time to comment on, such release or announcement in advance of such issuance, (b) communications that are permitted pursuant to Section 6.3 or Section 6.13(b) or (c) for such releases, announcements or statements that are consistent with other such releases, announcement or statements made after the date of this Agreement in compliance with this Section 6.14.
6.15 Change of Method. PACW and BANC shall be empowered, upon their mutual written agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of PACW and BANC (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided that no such change shall (a) alter or change the Exchange Ratio or the number of shares of BANC Common Stock received by holders of PACW Common Stock in exchange for each share of PACW Common Stock, (b) adversely affect the Tax treatment of holders of PACW Common Stock or BANC Common Stock pursuant to this Agreement, (c) adversely affect the Tax treatment of PACW or BANC pursuant to this Agreement or (d) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 9.2.
6.16 Restructuring Efforts. If either PACW or BANC shall have failed to obtain the Requisite PACW Vote or the Requisite BANC Vote at the duly convened PACW Meeting or BANC Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (it being understood that neither party shall have any obligation to alter or change any material terms, including the Exchange Ratio or the amount or kind of the consideration to be issued or paid to holders of the capital stock of PACW as provided for in this Agreement or any term that would adversely affect the tax treatment of the transactions contemplated hereby, in a manner adverse to such party or its stockholders) and/or resubmit this Agreement and/or the transactions contemplated hereby (or as restructured pursuant to this Section 6.16) to its stockholders for adoption or approval.
6.17 Takeover Statutes. None of PACW, BANC, Merger Sub or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Mergers, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Mergers and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of its Board of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.18 Investment Agreements.
(a) BANC shall not amend or modify, or waive any of its rights under, any Investment Agreement without the prior written consent of PACW (such consent not to be unreasonably withheld, conditioned or delayed).
(b) Prior to Closing, each of PACW and BANC shall, and each of them shall cause its respective Subsidiaries, and its and their respective Representatives to, reasonably cooperate in a timely manner in connection with the Equity Financing and any other financing arrangement the parties mutually agree in writing to seek in connection with the transactions contemplated by this Agreement. Without limiting the foregoing, PACW shall, and shall cause its Subsidiaries and its and their respective Representatives to, reasonably cooperate with BANC in a timely manner (i) by providing such information and assistance as BANC, its Subsidiaries or their respective Representatives may reasonably request (including by providing such cooperation and assistance as may be reasonably requested in connection with the preparation of any investor presentations or other offering materials in connection with the Equity Financing), (ii) granting such access to documents and other information as may be reasonably necessary for due diligence with respect to such financing efforts, (iii) participating in a reasonable number of meetings, presentations, road shows, drafting sessions, due diligence sessions with respect to such financing efforts (including direct contact with senior management and other representatives of PACW and its Subsidiaries at reasonable times and locations), (iv) providing reasonable assistance to BANC for the preparation of pro forma financial information and projections in connection with such financing, and (v) giving such opportunities to discuss the business, financial condition and results of operations of PACW and its Subsidiaries with their independent accountants as may be reasonably necessary for due diligence with respect to such financing efforts.
(c) Subject in all cases to Section 6.1 (c), BANC shall use reasonable best efforts to take, or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable and under its control to consummate the Equity Financing on the terms and conditions set forth in the Investment Agreements, including using its reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of BANC in the Investment Agreements and otherwise comply with its obligations thereunder, (ii) in the event that all conditions in the Investment Agreements have been satisfied, consummate the Equity Financing substantially concurrently with the consummation of the Mergers and (iii) in the event of any actual or potential breach, default, invalid termination or repudiation by an Investor under an Investment Agreement, use reasonable best efforts to pursue all remedies available to it under such Investment Agreement (for the avoidance of doubt solely to the extent permitted by such Investment Agreement), including seeking specific performance of the Investors’ obligations thereunder. In the event that BANC recovers any monetary damages from any Investor pursuant to any Investment Agreement, BANC shall remit to PACW, after deducting BANC’s out-of-pocket fees, costs and expenses (including reasonable attorney’s fees) incurred by BANC in order to recover such monetary damages, an amount equal to fifty percent (50%) of the remaining recoveries. BANC shall give PACW prompt (and, in any event five (5) business days) written notice of (1) gaining actual knowledge of any breach or default by it or an Investor to any Investment Agreement; and (2) of the receipt of any written notice or other written communication from an Investor with respect to any actual, potential or claimed breach, default, termination or repudiation by an Investor to any provision of an Investment Agreement.
6.19 Client Consents.
(a) Consent Notices. As promptly as reasonably practicable following the date hereof, PACW shall, or shall cause PWAM to, send to each person to which PWAM provides (or, during the relevant period, provided) Investment Advisory Services (each, a “Client”) a written notice (“Consent Notice”) informing such Client of the transactions contemplated hereby and seeking such Client’s consent to the “assignment” (as defined in the Investment Advisers Act) or continuation of such Client’s contract providing Investment Advisory Services (each, an “Investment Advisory Contract”) if such consent is required under the applicable Investment Advisory Contract or applicable Law. PACW shall, and shall cause the PWAM to, use its reasonable best efforts to obtain each such consent as promptly as reasonably practicable following the date hereof. The parties hereto agree that the consent of a Client shall be deemed to be obtained (i) upon receipt of a duly executed Consent Notice from such Client or (ii) by the use of “negative” consent or consent by notice if the applicable Investment Advisory Contract does not (in the good faith and reasonable view of BANC) require express written consent, (A) upon receipt of a written consent requested in the Consent Notice or (B) if no such written consent is received, if sixty (60) days (or such longer period that PACW deems is required by the applicable Investment Advisory Contract or by applicable Law) have passed since the sending of a written notice (a “Negative Consent Notice”) to the applicable Client (which notice may be included in the Consent Notice) which shall: (1) inform such Client of the intention (x) to complete the transactions contemplated hereby, which will result in an “assignment” (as defined in the Investment Advisers Act) of such Client’s Investment Advisory Contract, and (y) of the PWAM to continue to provide Investment Advisory Services pursuant to the existing Investment Advisory Contract with such Client after the Closing if such Client does not terminate such agreement prior to the Closing; (2) request the consent of such Client and indicate that the consent of such Client will be deemed to have been granted if such Client continues to accept such advisory services for a period of at least sixty (60) days (or such longer period that PACW deems is required by the applicable Investment Advisory Contract or by applicable Law) after the sending of the Negative Consent Notice without termination (as discussed below); and (3) provide an opportunity for such Client to consent by countersigning the Negative Consent Notice. The foregoing obligations shall apply equally in respect of any new Clients who enter into Investment Advisory Contracts after the date hereof.
(b) Cooperation. BANC agrees to reasonably cooperate with PACW in obtaining the consents contemplated by this Section 6.19. BANC shall have the right to approve on a timely basis information concerning BANC or its Affiliates in any Consent Notice, Negative Consent Notice or similar materials to be distributed by PACW or the PWAM. BANC shall also have the right to inspect, and provide reasonable comments on a timely basis, to be considered by PACW in good faith, in advance of distribution of, the other content of any materials to be distributed by PACW or the PWAM pursuant to Section 6.19(a), including any Consent Notice or Negative Consent Notice (in each case, other than materials that are substantially similar to materials already provided to or approved by BANC, as applicable). PACW shall, and shall cause its Affiliates to, keep BANC reasonably informed of the status of obtaining consents of Clients and, upon BANC’s request, make available to BANC copies of all such executed consents. BANC shall provide to PACW or the PACW Investment Advisor in writing, all information concerning BANC and its Affiliates as is required under applicable Law, reasonably required or otherwise reasonably requested in order for PACW or the PACW Advisory Entity to seek to obtain the consents to be sought pursuant to this Section 6.19.
6.20 Treatment of PACW Debt. Upon the Second Effective Time, BANC shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by PACW under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.20 of the PACW Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) PACW shall cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) BANC shall reasonably cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer’s certificates and other documents, and the parties hereto shall reasonably cooperate and use reasonable best efforts to provide any opinion of counsel to the trustee in respect of such indebtedness, in each case, to the extent required to make such assumption effective as of the Second Effective Time or the effective time of the Bank Merger, as applicable.
6.21 Balance Sheet Repositioning. Each of PACW and BANC shall reasonably cooperate with each other to identify certain pools of assets of PACW or any of its Subsidiaries, on the one hand, and of BANC or any of its Subsidiaries, on the other hand, to be disposed of by PACW, BANC or their applicable Subsidiaries, contingent upon the Closing and either, as the parties hereto reasonably determine, prior to Closing or effective as of, or as soon as reasonably practicable after, the Closing. In addition, (a) each of PACW and BANC shall use its reasonable best efforts to, and cause its applicable Subsidiaries to use reasonable best efforts to, so dispose of, and enter into one or more BSR Agreements providing for the dispositions of, such assets for the best commercially reasonable available price, with the effectiveness of such disposition to be prior to, at or as soon as reasonably practicable after, the Closing and (b) PACW shall cause Pacific Western Bank to use its reasonable best efforts to repay with then-available cash indebtedness for borrowed money of Pacific Western Bank that is considered wholesale funding, including federal funds borrowings made pursuant to the Federal Reserve’s Bank Term Funding Program, with such repayment to occur at or as soon as reasonably practicable after the Closing ((a) and (b), the “Balance Sheet Repositioning”). In furtherance of the foregoing, each of PACW and BANC shall, and shall cause their applicable Subsidiaries to, (i) reasonably cooperate with the other party in connection with the Balance Sheet Repositioning, (ii) keep the other party appraised of the status of the portion of the Balance Sheet Repositioning applicable to it, (iii) provide the other party with drafts of any contract, agreement or arrangement (if any) relating to its portion of the Balance Sheet Repositioning (a “BSR Agreement”) and (iv) provide the other party with a reasonable opportunity to review and comment on such BSR Agreements, and consider in good faith any reasonable comments made by such other party. In no event shall PACW or BANC, and PACW and BANC shall not permit any of their Subsidiaries to, (A) enter into any BSR Agreement or any other agreement, arrangement, contract or understanding with respect to any portion of the Balance Sheet Repositioning, or incur any material expense or liability in connection therewith, in each case, without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned or delayed) or (B) take any action that would reasonably be expected to adversely affect or materially delay the consummation of the transactions contemplated by the Balance Sheet Repositioning, provided that nothing in this Section 6.21 shall limit or restrict in any matter any action that would otherwise be permitted by Article V of this Agreement.
6.22 Exemption from Liability under Section 16(b). BANC and PACW agree that, in order to most effectively compensate and retain PACW Insiders, both prior to and after the Effective Time, it is desirable that PACW Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of PACW Common Stock and PACW Equity Awards into BANC Common Stock or BANC Equity Awards, as applicable, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.22. PACW shall deliver to BANC in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of PACW subject to the reporting requirements of Section 16(a) of the Exchange Act (the “PACW Insiders”), and the Board of Directors of BANC and of PACW, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of PACW) any dispositions of PACW Common Stock or PACW Equity Awards by the PACW Insiders, and (in the case of BANC) any acquisitions of BANC Common Stock or BANC Equity Awards by any PACW Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
ARTICLE VII

CONDITIONS PRECEDENT
7.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Closing of the following conditions:
(a) Stockholder Approvals. (i) The BANC Share Issuance shall have been approved by the stockholders of BANC by the Requisite BANC Vote and (ii) this Agreement shall have been adopted by the stockholders of PACW by the Requisite PACW Vote.
(b) NYSE Listing. BANC shall have filed a Supplemental Listing Application in respect of the BANC Common Stock and the New BANC Preferred Stock that shall be issuable pursuant to this Agreement in accordance with NYSE’s rules, and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance.
(c) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated and (ii) no Governmental Entity shall have imposed, and no Requisite Regulatory Approval shall contain, any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for such purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No Order issued by any court or other Governmental Entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Mergers, the Bank Merger, the BANC Share Issuance or any of the other transactions contemplated by this Agreement shall be in effect. No Law shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Mergers, the Bank Merger, the BANC Share Issuance or any of the other transactions contemplated by this Agreement.
(f) Equity Financing. The consummation of the purchase and sale of Voting Common Stock and Non-Voting Common Equivalent Stock, for an aggregate investment amount that is greater than or equal to $400,000,000.00, pursuant to (i) the Investment Agreements and/or (ii) any other contract or agreement entered into after the execution of this Agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock on terms and conditions that are equivalent to the terms and conditions applicable to the issuance of shares of Voting Common Stock and Non-Voting Common Equivalent Stock provided for in the Investment Agreements, in each case qualifying as common equity tier 1 capital of the Surviving Corporation for purposes of 12 C.F.R. 217.20(b) (collectively, the “Equity Financing”) shall occur substantially concurrently with the Closing.
7.2 Conditions to Obligations of BANC and Merger Sub. The obligation of BANC and Merger Sub to effect the Merger is also subject to the satisfaction or waiver by BANC at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of PACW set forth in Sections 3.2(a), 3.7 and 3.8(a) (in each case after giving effect to the lead-in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of PACW set forth in Sections 3.1(a)-(c), 3.2(b) and 3.3(a) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of PACW set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article III) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on PACW or the Surviving Corporation. BANC shall have received a certificate, dated as of the Closing Date and signed on behalf of PACW by the Chief Executive Officer or the Chief Financial Officer of PACW, to the foregoing effect.
(b) Performance of Obligations of PACW. PACW shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Closing, and BANC shall have received a certificate, dated as of the Closing Date and signed on behalf of PACW by the Chief Executive Officer or the Chief Financial Officer of PACW, to such effect.
(c) Federal Tax Opinion. BANC shall have received the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, in form and substance reasonably satisfactory to BANC, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BANC, PACW and Merger Sub, reasonably satisfactory in form and substance to such counsel.
7.3 Conditions to Obligations of PACW. The obligation of PACW to effect the Merger is also subject to the satisfaction or waiver by PACW at or prior to the Closing of the following conditions:
(a) Representations and Warranties. The representations and warranties of BANC and Merger Sub set forth in Sections 4.2(a), 4.7 and 4.8(a) (in each case, after giving effect to the lead-in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), and the representations and warranties of BANC and Merger Sub set forth in Sections 4.1(a)-(c), 4.2(b) and 4.3(a) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date). All other representations and warranties of BANC and Merger Sub set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead-in to Article IV) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on BANC. PACW shall have received a certificate, dated as of the Closing Date and signed on behalf of BANC by the Chief Executive Officer or the Chief Financial Officer of BANC, to the foregoing effect.
(b) Performance of Obligations of BANC. BANC and Merger Sub shall have performed in all material respects the obligations, covenants and agreements required to be performed by it under this Agreement at or prior to the Effective Time, and PACW shall have received a certificate, dated as of the Closing Date and signed on behalf of BANC by the Chief Executive Officer or the Chief Financial Officer of BANC, to such effect.
(c) Federal Tax Opinion. PACW shall have received the opinion of Sullivan & Cromwell LLP, in form and substance reasonably satisfactory to PACW, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Mergers, taken together, will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of BANC, PACW and Merger Sub, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII

TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Closing:
(a) by mutual written consent of BANC and PACW;
(b) by either BANC or PACW if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Mergers or the Bank Merger and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final and nonappealable Order or other legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Mergers, the Bank Merger or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein;
(c) by either BANC or PACW if the Merger shall not have been consummated on or before April 25, 2024 (the “Termination Date”), unless the failure of the Closing to occur by the Termination Date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the obligations, covenants and agreements of such party set forth herein; provided, however, that if (i) the conditions to the Closing set forth in Section 7.1(c) or Section 7.1(e) (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived on or prior to such date but all other conditions to PACW or BANC’s obligation to consummate the Closing set forth in Article VII have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at the Closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to

July 25, 2024, and such date, as so extended, shall be the “Termination Date” and (ii) the Condition Satisfaction Date has occurred, then the Termination Date shall be extended to the first business day following the date on which the Closing is contemplated to occur pursuant to Section 1.2;
(d) by either BANC or PACW (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true or correct) set forth in this Agreement on the part of PACW, in the case of a termination by BANC, or BANC or Merger Sub, in the case of a termination by PACW, which breach or failure to be true or correct, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true and correct), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by BANC, or Section 7.3, in the case of a termination by PACW, and which is not cured within forty-five (45) days following written notice to PACW, in the case of a termination by BANC, or BANC, in the case of a termination by PACW, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by PACW prior to such time as the Requisite BANC Vote is obtained, if (i) BANC or the Board of Directors of BANC (or a committee thereof) shall have made a Recommendation Change or (ii) BANC or the Board of Directors of BANC shall have breached its obligations under Section 6.3 or 6.13 in any material respect;
(f) by BANC prior to such time as the Requisite PACW Vote is obtained, if (i) PACW or the Board of Directors of PACW (or a committee thereof) shall have made a Recommendation Change or (ii) PACW or the Board of Directors of PACW shall have breached its obligations under Section 6.3 or 6.13 in any material respect;
(g) by BANC, if, under clause (y) of the definition of Material Adverse Effect, there is a Material Adverse Effect on PACW; or
(h) by PACW, if, under clause (z) of the definition of Material Adverse Effect, there is a Material Adverse Effect on BANC.
The party desiring to terminate this Agreement pursuant to clauses (b) through (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.5, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either BANC or PACW as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of BANC, PACW, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.2(b), Section 6.14, this Section 8.2 and Article IX shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither BANC, Merger Sub nor PACW shall be relieved or released from any liabilities or damages arising out of its fraud or its willful and material breach of any provision of this Agreement.
(b)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to PACW shall have been communicated to or otherwise made known to the Board of Directors or senior management of PACW or shall have been made directly to the stockholders of PACW generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the PACW Meeting) an Acquisition Proposal with respect to PACW, and (A) (x) thereafter, this Agreement is terminated by either BANC or PACW pursuant to Section 8.1(c) without the Requisite PACW Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.3 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter, this Agreement is terminated by BANC pursuant to Section 8.1(d) as a result of a willful breach by PACW, and (B) prior to the date that is twelve (12) months after the date of such termination, PACW enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then PACW shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay BANC, by wire transfer of same day funds, a fee equal to $39,500,000 (the “Termination Fee”); provided that for purposes of this Section 8.2(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”
(ii) In the event that this Agreement is terminated by BANC pursuant to Section 8.1(f), then PACW shall pay BANC, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(c)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal with respect to BANC shall have been communicated to or otherwise made known to the Board of Directors or senior management of BANC or shall have been made directly to the stockholders of BANC generally or any person shall have publicly announced (and not withdrawn at least two (2) business days prior to the BANC Meeting) an Acquisition Proposal with respect to BANC, and (A) (x) thereafter, this Agreement is terminated by either BANC or PACW pursuant to Section 8.1(c) without the Requisite BANC Vote having been obtained (and all other conditions set forth in Sections 7.1 and 7.2 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter, this Agreement is terminated by PACW pursuant to Section 8.1(d) as a result of a willful breach by BANC, and (B) prior to the date that is twelve (12) months after the date of such termination, BANC enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then BANC shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay PACW, by wire transfer of same day funds, the Termination Fee; provided that for purposes of this Section 8.2(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%.”
(ii) In the event that this Agreement is terminated by PACW pursuant to Section 8.1(e), then BANC shall pay PACW, by wire transfer of same day funds, the Termination Fee within two (2) business days of the date of termination.
(d) In the event this Agreement is terminated (other than pursuant to Section 8.1(d), Section 8.1(g) or Section 8.1(h)), then BANC and PACW shall make proper provision (which may include reimbursement by one such party to the other such party) such that BANC bears 19.64% of the aggregate amount of any out-of-pocket fees, costs, expenses (including attorneys’ fees and expenses) or liabilities paid or incurred by BANC and PACW or any of their respective Subsidiaries in connection with any such BSR Agreement, including any out-of-pocket fees, costs or expenses associated with or arising out of the negotiation, execution or delivery of, or the termination of, any BSR Agreement (“BSR Costs”), and PACW bears 80.36% of all BSR Costs. In the event this Agreement is terminated by BANC pursuant to Section 8.1(d) or Section 8.1(g), then PACW shall reimburse BANC for all BSR Costs paid or incurred by BANC or any of its Subsidiaries. In the event this Agreement is terminated by PACW pursuant to Section 8.1(d) or Section 8.1(h), then BANC shall reimburse PACW for all BSR Costs paid or incurred by PACW or any of its Subsidiaries. Any payment required to be made by BANC or PACW under this Section 8.2(d) shall be made promptly (and in any event, no later than two (2) business days following any request for payment made submitted by the party entitled to payment under this Section 8.2(d) to the other party).
(e) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages to the extent permitted herein, or the right of any party to be reimbursed pursuant to Section 8.2(d), in no event shall either party be required to pay the Termination Fee more than once.
(f) Each of BANC and PACW acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if BANC or PACW, as the case may be, fails promptly to pay any amount due pursuant to this Section 8.2, and, in order to obtain such payment, the other party commences any Legal Proceeding which results in any Order against the non-paying party for any amount due by such non-paying party pursuant to this Section 8.2 or any portion thereof, such non-paying party shall pay the costs and expenses of the other party (including attorneys’ fees and expenses) in connection with such Legal Proceeding. In addition, if BANC or PACW, as the case may be, fails to pay any amounts payable by it pursuant to this Section 8.2, then such party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.
ARTICLE IX

GENERAL PROVISIONS
9.1 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for those set forth in Section 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply or are to be performed in whole or in part after the Effective Time.
9.2 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto at any time before or after the receipt of the Requisite BANC Vote or the Requisite PACW Vote; provided, however, that after receipt of the Requisite BANC Vote or the Requisite PACW Vote, there may not be, without further approval of the stockholders of BANC or PACW, as applicable, any amendment of this Agreement that requires such further approval under applicable law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing, signed on behalf of each of the parties hereto.
9.3 Extension; Waiver. At any time prior to the Closing, each of the parties hereto may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of BANC or Merger Sub, in the case of PACW, or PACW, in the case of BANC, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of BANC or Merger Sub, in the case of PACW, or PACW, in the case of BANC, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided that after the receipt of the Requisite BANC Vote or the Requisite PACW Vote, there may not be, without further approval of the stockholders of BANC or PACW, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
9.4 Expenses. Except as otherwise provided in Section 8.2(d), all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided that the costs and expenses of printing and mailing the Joint Proxy Statement and all filing and other fees paid to the SEC or any other Governmental Entity in connection with the Merger shall be borne equally by BANC and PACW.

9.5 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt (other than an out-of-office reply or similar automated reply), (b) on the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to BANC or Merger Sub, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch; Matthew Nemeroff
Email: Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to PACW, to:

PacWest Bancorp
5050 S. Syracuse Street, Suite 1000
Denver, CO 80237
Attention: [REDACTED]
Email: [REDACTED]@pacwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP
1888 Century Park East
Los Angeles, CA 90067-1725
United States
Attention: Patrick Brown
Email: brownp@sullcrom.com

and

125 Broad Street
New York, New York 10004
United States
Attention: H. Rodgin Cohen; Mark Menting
Email: cohenhr@sullcrom.com; mentingm@sullcrom.com

9.6 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. As used in this Agreement, the “knowledge” of PACW means the actual knowledge of any of the officers of PACW listed on Section 9.6 of the PACW Disclosure Schedule, and the “knowledge” of BANC or Merger Sub means the actual knowledge of any of the officers of BANC listed on Section 9.6 of the BANC Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by law or executive order to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means, except for any documents listed on Section 4.13(a)(ix) of the BANC Disclosure Schedule, any document or other information that was (i) included in the virtual data room of a party at one (1) business day prior to the date hereof or (ii) filed by a party with the SEC and publicly available on EDGAR at least two (2) business days prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Mergers and the Bank Merger, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to the Pandemic, including compliance with Pandemic Measures and (h) any reference to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The PACW Disclosure Schedule and the BANC Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. This Agreement shall not require any person to take any action, or fail to take any action, or otherwise restrict any action if to do so would violate any applicable Law or be inconsistent with any directive of any Governmental Entity.
9.7 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.8 Entire Agreement. This Agreement (including the documents and the instruments referred to herein) together with the Confidentiality Agreement constitute the entire agreement among the parties and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.9 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles (except that matters relating to the fiduciary duties of the Board of Directors of BANC shall be subject to the laws of the State of Maryland and except for the terms of this Agreement with respect to which the MGCL expressly applies).
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.5.
9.10 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.
9.11 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of PACW, in the case of BANC or Merger Sub, or BANC, in the case of PACW. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.12 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.13 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.14 Confidential Supervisory Information. Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of

a Governmental Entity by any party to this Agreement to the extent prohibited by applicable law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 9.14 apply.
9.15 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, PacWest Bancorp, Banc of California, Inc. and Cal Merger Sub, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
PACWEST BANCORP

By:	/s/ Paul W. Taylor
Name: Paul W. Taylor
Title: President and Chief Executive Officer

BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
Name: Jared M. Wolff
Title: Chairman, President and Chief Executive Officer

CAL MERGER SUB, INC.

By:	/s/ Ido Dotan
Name: Ido Dotan
Title: President
[Signature Page to Agreement and Plan of Merger]

EXHIBIT A
FORM OF

PACW VOTING AGREEMENT
[ATTACHED]

EXECUTION VERSION
FORM OF PACW VOTING AGREEMENT
July 25, 2023
Banc of California, Inc
3 MacArthur Place
Santa Ana, CA 92707

Ladies and Gentlemen:
As a holder of PACW Common Stock (as defined below), the undersigned (the “Stockholder”) understands that PacWest Bancorp, a Delaware corporation (“PACW”), Banc of California, Inc., a Maryland corporation (“BANC”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be from time to time amended, the “Merger Agreement”), which was previously approved by the boards of directors of BANC and PACW, providing for, among other things, a merger of Merger Sub with and into PACW with PACW surviving (the “Merger”), in connection with which, subject to certain exceptions, each of the issued and outstanding shares of common stock, par value $0.01 per share, of PACW (the “PACW Common Stock”) will be converted into the right to receive the Merger Consideration. Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.
The Stockholder acknowledges that, as a condition and inducement to BANC’s willingness to enter into the Merger Agreement, BANC has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.
The Stockholder confirms his or her agreement with BANC, and BANC confirms its agreement with the Stockholder, as follows:
1. Subject to paragraph 5, as used in this letter agreement, “Shares” means the shares of PACW Common Stock which the Stockholder owns of record or beneficially and has the power to vote (excluding any Shares underlying restricted stock units exercisable for PACW Common Stock whether or not such Shares are included as beneficially owned by the Stockholder in PACW’s most recent annual proxy statement, but including any shares of PACW Common Stock acquired upon settlement of such restricted stock units) as of the date of this letter agreement. The Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder’s obligations or compliance with the restrictions under this letter agreement. The Stockholder represents and warrants that the Stockholder has the sole power to vote or direct the vote of all of the Shares.
2. Subject to paragraph 16 of this letter agreement and until the Expiration Date (as defined below), at every PACW Meeting called and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of PACW, the Stockholder agrees to (x) appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum, (y) vote, or cause to be voted, the Shares (a) in favor of (i) approval of the adoption of the Merger Agreement, (ii) any other matter that is reasonably necessary to be approved by the stockholders of PACW to facilitate the consummation of the transactions contemplated by the Merger Agreement and (iii) the adjournment or postponement of the PACW Meeting, if (1) as of the time for which the PACW Meeting is originally scheduled, there are insufficient shares of PACW Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the PACW Meeting or (2) on the date of the PACW Meeting, PACW has not received proxies representing a sufficient number of shares necessary to obtain the Requisite PACW Vote, and (b) against (i) any proposal made in opposition to approval of the adoption of the Merger Agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (ii) any Acquisition Proposal and (iii) any proposal, transaction, agreement, amendment of PACW Charter or PACW Bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby acknowledges that no appraisal or dissenters’ rights will be available to the Stockholder in connection with the Merger.
3. If and only if the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then BANC shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing BANC, Jared Wolff, Ido Dotan and Joseph Kauder, and each of them individually, and any designee of any of them, with full power of substitution and resubstitution, as the Stockholder’s attorney-in-fact and proxy, for and in the Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the circumstance contemplated by the first sentence of this paragraph 3 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of BANC entering into this letter agreement and the Merger Agreement and incurring the obligations therein. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy granted by the Stockholder shall be automatically revoked upon the Expiration Date. The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares.
4. The Stockholder represents and warrants to BANC as follows:
(a) The Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.
(b) Assuming the due authorization, execution and delivery of this letter agreement by BANC, this letter agreement is the Stockholder’s legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except as may be limited by the Enforceability Exception.
(c) The execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (i) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, or (iii) require any consent, approval, authorization, certificate or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except (A) for applicable requirements, if any, of the Exchange Act and (B) where the failure to obtain such consents, approvals, authorizations, certificate or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially impair, materially delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement. Except for this letter agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.
(d) Except for (i) restrictions in favor of BANC pursuant to this letter agreement and (ii) transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has voting power and power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares.

(e) There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by BANC of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.
(f) The Stockholder understands that BANC is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this letter agreement, including the representations and warranties of the Stockholder set forth herein.
5. The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to PACW Common Stock of which the Stockholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the Expiration Date, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of Shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.
6. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms or (c) the effective date of a written agreement duly executed and delivered by BANC and the Stockholder terminating this letter agreement (the date and time at which the earlier of clause (a), (b) and (c) occurs being, the “Expiration Date”); provided, however, that (i) this paragraph 6 and paragraphs 10, 11, 12, 13, 14, 17, 19 and 20 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.
7. The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director of PACW, including any actions Stockholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the PACW Board of Directors.
8. The Stockholder hereby authorizes BANC and PACW to publish and disclose in any announcement or disclosure in connection with the Merger the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this letter agreement.
9. The Stockholder agrees, without further consideration, to (a) execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by BANC to confirm and assure the rights and obligations set forth in this letter agreement and (b) until the Expiration Date, not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement, other than to a de minimis extent.
10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this letter agreement or the transactions that are the subject of this letter agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with paragraph 12.

11. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 11.
12. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or by overnight courier addressed, if to the Stockholder, to the address, email address as applicable, set forth the Stockholder’s signature page hereto, and, if to BANC, in accordance with Section 9.5(a) of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
13. This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.
14. The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement may cause BANC to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, BANC shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which BANC may be entitled, at law or in equity. It is accordingly agreed that BANC shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.
15. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.
16. Until the earlier of the receipt of the Requisite PACW Vote or the Expiration Date, the Stockholder agrees not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (b) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Stockholder from (i) disposing of or surrendering Shares to PACW in connection with the vesting, settlement or exercise of PACW Equity Awards for the payment of taxes thereon or the exercise price thereon, if applicable, or (ii) disposing of Shares in a broker-assisted cashless exercise of PACW Equity Awards expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs PACW to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.
17. BANC acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in BANC any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and BANC shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of PACW or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by both parties or (b) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.
19. The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.
20. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
* * *

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.
Very truly yours,

Name:

Email:

Address:

[Signature Page to PacWest Bancorp Voting Agreement]

Accepted and agreed as of the date set forth above.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
[Signature Page to PacWest Bancorp Voting Agreement]

EXHIBIT B
FORM OF

BANC VOTING AGREEMENT
[ATTACHED]

EXECUTION VERSION
BANC VOTING AGREEMENT
July 25, 2023
PacWest Bancorp
9701 Wilshire Boulevard
Suite 700
Beverly Hills, CA 90212
Ladies and Gentlemen:
As a holder of the common stock, par value $0.01 per share, of Banc of California, Inc., a Maryland Corporation (“BANC”) (the “BANC Common Stock”), the undersigned (the “Stockholder”) understands that BANC, PacWest Bancorp, a Delaware corporation (“PACW”), and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”), are concurrently entering into an Agreement and Plan of Merger, dated as of the date hereof (as it may be from time to time amended, the “Merger Agreement”), which was previously approved by the boards of directors of PACW and BANC, providing for, among other things, a merger of Merger Sub with and into PACW with PACW surviving (the “Merger”). Terms used without definition in this letter agreement shall have the meanings ascribed thereto in the Merger Agreement.
The Stockholder acknowledges that, as a condition and inducement to PACW’s willingness to enter into the Merger Agreement, PACW has required that the Stockholder enter into this letter agreement and the Stockholder is willing to enter into this letter agreement.
The Stockholder confirms his or her agreement with PACW, and PACW confirms its agreement with the Stockholder, as follows:
1. Subject to paragraph 5, as used in this letter agreement, “Shares” means the shares of BANC Common Stock which the Stockholder owns of record or beneficially and has the power to vote (excluding any Shares underlying restricted stock units exercisable for BANC Common Stock whether or not such Shares are included as beneficially owned by the Stockholder in BANC’s most recent annual proxy statement, but including any shares of BANC Common Stock acquired upon settlement of such restricted stock units) as of the date of this letter agreement. The Shares are owned by the Stockholder free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Stockholder’s obligations or compliance with the restrictions under this letter agreement. The Stockholder represents and warrants that the Stockholder has the sole power to vote or direct the vote of all of the Shares.
2. Subject to paragraph 16 of this letter agreement and until the Expiration Date (as defined below), at every BANC Meeting called and at every postponement, recess or adjournment thereof, and on every action or approval by written consent of the stockholders of BANC, the Stockholder agrees to (x) appear at such meeting or otherwise cause the Shares to be counted as present thereat for the purpose of establishing a quorum, (y) vote, or cause to be voted, the Shares (a) in favor of (i) approval of the BANC Share Issuance, (ii) any other matter that is reasonably necessary to be approved by the stockholders of BANC to facilitate the consummation of the transactions contemplated by the Merger Agreement and (iii) the adjournment or postponement of the BANC Meeting, if (1) as of the time for which the BANC Meeting is originally scheduled, there are insufficient shares of BANC Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the BANC Meeting or (2) on the date of the BANC Meeting, BANC has not received proxies representing a sufficient number of shares necessary to obtain the Requisite BANC Vote, and (b) against (i) any proposal made in opposition to approval of the adoption of the Merger Agreement or that is otherwise in competition or inconsistent with the transactions contemplated by the Merger Agreement, (ii) any Acquisition Proposal and (iii) any proposal, transaction, agreement, amendment of BANC Articles or BANC Bylaws or other action that is intended to or could reasonably be expected to prevent, impede, interfere with, materially delay, postpone, adversely affect or discourage the consummation of the Merger. Any such vote shall be cast (or consent shall be given) by the Stockholder in accordance with such procedures relating thereto so as to ensure that it is duly counted, including for purposes of determining that a quorum is present and for purposes of recording the results of such vote (or consent). The Stockholder hereby acknowledges that no appraisal or dissenters’ rights will be available to the Stockholder in connection with the Merger.
3. If and only if the Stockholder fails for any reason to be counted as present, consent or vote the Shares in accordance with the requirements of paragraph 2 (or anticipatorily breaches such paragraph), then PACW shall have the right to cause to be present, consent or vote the Shares in accordance with the provisions of paragraph 2. The Stockholder hereby grants, or agrees to cause the applicable record holder to grant, a revocable proxy appointing PACW, Paul Taylor, Angela Kelley and Kevin Thompson, and each of them individually, and any designee of any of them, with full power of substitution and resubstitution, as the Stockholder’s attorney-in-fact and proxy, for and in the Stockholder’s name, to be counted as present, vote, express consent or dissent with respect to the Shares in the circumstance contemplated by the first sentence of this paragraph 3 as such proxies or their proxies or substitutes shall, in their sole discretion, deem proper with respect to the Shares. The proxy granted by the Stockholder pursuant to this paragraph 3 is granted in consideration of PACW entering into this letter agreement and the Merger Agreement and incurring the obligations therein. The power of attorney granted by the Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy granted by the Stockholder shall be automatically revoked upon the Expiration Date. The Stockholder hereby revokes any and all previous proxies granted with respect to the Shares.
4. The Stockholder represents and warrants to PACW as follows:
(a) The Stockholder has duly executed and delivered this letter agreement and has all authority and full legal capacity to enter into this letter agreement, to perform fully its obligations hereunder and to consummate the transactions contemplated hereby.
(b) Assuming the due authorization, execution and delivery of this letter agreement by PACW, this letter agreement is the Stockholder’s legal, valid and binding agreement and is enforceable against the Stockholder in accordance with its terms, except as may be limited by the Enforceability Exception.
(c) The execution and delivery of this letter agreement by the Stockholder does not, and the performance of his or her obligations under this letter agreement and the consummation of the transactions to be consummated by him or her as contemplated hereby will not, (i) conflict with or violate any Law applicable to the Stockholder or by which the Shares are bound or affected, (ii) result in any breach of or violation of, or constitute a default (or an event that with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of an encumbrance on any of the Shares pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Stockholder is a party or by which the Stockholder or the Shares are bound or affected, or (iii) require any consent, approval, authorization, certificate or permit of, or filing with or notification to, any court or arbitrator or any governmental entity, agency or official, except (A) for applicable requirements, if any, of the Exchange Act and (B) where the failure to obtain such consents, approvals, authorizations, certificate or permits, or to make such filings or notifications, would not reasonably be expected to prevent, materially impair, materially delay or adversely affect the performance by the Stockholder of his or her obligations under this letter agreement. Except for this letter agreement, the Stockholder is not, and no controlled affiliate of the Stockholder is, a party to any voting agreement or trust or any other agreement, arrangement, contract, instrument or understanding with respect to the voting, transfer or ownership of any Shares. The Stockholder has not appointed or granted a proxy or power of attorney to any person with respect to any Shares.
(d) Except for (i) restrictions in favor of PACW pursuant to this letter agreement and (ii) transfer restrictions of general applicability as may be provided under the Securities Act and the “blue sky” laws of the various States of the United States, the Stockholder (A) owns, beneficially and of record, all of the Shares free and clear of any proxy, voting restriction, adverse claim, security interest or other encumbrance or lien, and (B) has voting power and power of disposition with respect to the Shares with no restrictions, limitations or impairments on the Stockholder’s rights, powers and privileges of voting or disposition pertaining thereto, and no person other than the Stockholder has any right to direct or approve the voting or disposition of any of the Shares.

(e) There is no claim, action, suit, dispute, investigation, examination, complaint or other proceeding pending against the Stockholder or, to the knowledge of the Stockholder, any other person or, to the knowledge of the Stockholder, threatened against the Stockholder or any other person that restricts, limits, impairs or prohibits (or, if successful, would restrict, limit, impair or prohibit) the exercise by PACW of its rights, powers and privileges hereunder or the performance by any party of its covenants, agreements and obligations hereunder.
(f) The Stockholder understands that PACW is entering into the Merger Agreement in reliance upon the Stockholder’s execution, delivery and performance of this letter agreement, including the representations and warranties of the Stockholder set forth herein.
5. The Stockholder agrees that all representations, terms and conditions of this letter agreement will apply to BANC Common Stock of which the Stockholder acquires record or beneficial ownership (and the power to vote) after the date hereof and prior to the Expiration Date, whether upon the exercise of options, warrants or rights, the conversion or exchange of convertible or exchangeable securities, or by means of purchase, dividend, distribution, split-up, recapitalization, combination, exchange of Shares or the like, gift, bequest, inheritance, or as a successor in interest in any capacity or otherwise.
6. This letter agreement and all obligations of the parties hereunder shall automatically terminate upon the earlier of (a) the Effective Time, (b) the termination of the Merger Agreement in accordance with its terms or (c) the effective date of a written agreement duly executed and delivered by PACW and the Stockholder terminating this letter agreement (the date and time at which the earlier of clause (a), (b) and (c) occurs being, the “Expiration Date”); provided, however, that (i) this paragraph 6 and paragraphs 10, 11, 12, 13, 14, 17, 19 and 20 hereof shall survive any such termination and (ii) such termination shall not relieve any party of any liability or damages resulting from any willful and intentional breach of this letter agreement occurring prior to such termination.
7. The Stockholder is entering into this letter agreement solely in his or her capacity as a record or beneficial owner of the Shares and nothing herein is intended to or shall limit or affect any actions taken by the Stockholder, solely in his or her capacity as a director of BANC, including any actions Stockholder deems necessary to discharge his or her fiduciary duties with respect to his or her role on the BANC Board of Directors.
8. The Stockholder hereby authorizes PACW and BANC to publish and disclose in any announcement or disclosure in connection with the Merger the Stockholder’s identity and ownership of the Shares and the nature of the Stockholder’s obligations under this letter agreement.
9. The Stockholder agrees, without further consideration, to (a) execute and deliver such additional documents and to take such further actions as are reasonably necessary or reasonably requested by PACW to confirm and assure the rights and obligations set forth in this letter agreement and (b) until the Expiration Date, not take any action that would make any representation or warranty of the Stockholder contained herein untrue or incorrect or have the effect of preventing, impairing, delaying or adversely affecting the performance by the Stockholder of his or her obligations under this letter agreement, other than to a de minimis extent.
10. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles. Each party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this letter agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this letter agreement or the transactions that are the subject of this letter agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with paragraph 12.

11. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS LETTER AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS LETTER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS LETTER AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS LETTER AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS PARAGRAPH 11.
12. Any notice, request, instruction or other document to be given hereunder by either party to the other shall be in writing and delivered personally or sent by registered or certified mail, postage prepaid, by email or by overnight courier addressed, if to the Stockholder, to the address, email address as applicable, set forth the Stockholder’s signature page hereto, and, if to PACW, in accordance with Section 9.5(b) of the Merger Agreement, or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above.
13. This letter agreement shall not be assignable by operation of law or otherwise. Any purported assignment in violation of this letter agreement is void.
14. The Stockholder recognizes and acknowledges that a breach of any covenants or agreements contained in this letter agreement may cause PACW to sustain damages for which it would not have an adequate remedy at law for money damages, and therefore the Stockholder agrees that in the event of any such breach, PACW shall be entitled to specific performance of such covenants and agreements and injunctive and other equitable relief in addition to any other remedy to which PACW may be entitled, at law or in equity. It is accordingly agreed that PACW shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement in any court of the United States or any state having jurisdiction.
15. The effectiveness of this letter agreement shall be conditioned upon the execution and delivery of the Merger Agreement by the parties thereto, which shall occur concurrently herewith.
16. Until the earlier of the receipt of the Requisite BANC Vote or the Expiration Date, the Stockholder agrees not to (a) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to, or consent to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of any of the Shares or (b) except as set forth herein, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to any of the Shares, and shall not commit or agree to take any of the foregoing actions; provided that the foregoing shall not prohibit the Stockholder from (i) disposing of or surrendering Shares to BANC in connection with the vesting, settlement or exercise of BANC Equity Awards for the payment of taxes thereon or the exercise price thereon, if applicable, or (ii) disposing of Shares in a broker-assisted cashless exercise of BANC Equity Awards expiring during the term of this letter agreement up to the amount necessary to pay the exercise price in respect thereof and any related taxes. In furtherance of the foregoing, the Stockholder hereby authorizes and instructs BANC to instruct its transfer agent to enter a stop transfer order with respect to all of the Shares.
17. PACW acknowledges and agrees that nothing in this letter agreement shall be deemed to vest in PACW any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Stockholder, and PACW shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of BANC or exercise any power or authority to direct the Stockholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Any provision of this letter agreement may be (a) waived in whole or in part in writing by the party benefited by the provision or by both parties or (b) amended or modified at any time by an agreement in writing between the parties hereto executed in the same manner as this letter agreement.
19. The Merger Agreement and this letter agreement (including the documents and instruments referred to herein) constitute the entire agreement among the parties hereto with respect to the subject matter hereof, and supersede all other prior agreements and understandings, both written and oral, between the parties, with respect to the subject matter hereof.
20. In the event that any provision of this letter agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this letter agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this letter agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
* * *

Please confirm that the foregoing correctly states the understanding between the undersigned and you by signing and returning to a counterpart hereof.
Very truly yours,

Name:

Email:

Address:

[Signature Page to Banc of California, Inc. Voting Agreement]

Accepted and agreed as of the date set forth above.
PACWEST BANCORP

By:
Name:
Title:
[Signature Page to Banc of California, Inc. Voting Agreement]

EXHIBIT C
FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

SURVIVING ENTITY
[ATTACHED]

CERTIFICATE OF INCORPORATION

OF

PACWEST BANCORP

FIRST: The name of the Corporation is PacWest Bancorp (the “Corporation”).
SECOND: The address of the registered office of the Corporation in the State of Delaware is 1209 Orange Street, Wilmington, County of New Castle, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.
THIRD: The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of the State of Delaware as set forth in Title 8 of the Delaware Code (as amended from time to time, the “DGCL”).
FOURTH:
(1) Authorized Shares. The total number of shares of all classes of stock which the corporation shall have authority to issue is 5,000,100, of which 100 shares having no par value per share shall be designated as common stock (“Common Stock”) and 5,000,000 shares having a par value of $0.01 per share shall be designated as preferred stock (“Preferred Stock”). Shares of Preferred Stock may be issued in one or more series from time to time by the Board of Directors of the Corporation, and the Board of Directors of the Corporation is expressly authorized to fix by resolution or resolutions the designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the shares of each series of Preferred Stock, including without limitation the following:
(i) the distinctive serial designation of such series which shall distinguish it from other series;
(ii) the number of shares included in such series;
(iii) whether dividends on the shares of such series shall be cumulative and, in the case of shares of any series having cumulative dividend rights, the date or dates or method of determining the date or dates from which dividends on the shares of such series shall be cumulative;
(iv) the amount or amounts which shall be payable out of the assets of the corporation to the holders of the shares of such series upon voluntary or involuntary liquidation, dissolution or winding up the corporation, and the relative rights of priority, if any, of payment of the shares of such series;
(v) the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series may be redeemed, in whole or in part, at the option of the corporation or at the option of the holder or holders thereof or upon the happening of a specified event or events;
(vi) the obligation, if any, of the corporation to purchase or redeem shares of such series pursuant to a sinking fund or otherwise and the price or prices at which, the period or periods within which and the terms and conditions upon which the shares of such series shall be redeemed or purchased, in whole or in part, pursuant to such obligation;
(vii) whether or not the shares of such series shall be convertible or exchangeable, at any time or times at the option of the holder or holders thereof or at the option of the corporation or upon the happening of a specified event or events, into shares of any other class or classes or any other series of the same or any other class or classes of stock of the corporation, and the price or prices or rate or rates of exchange or conversion and any adjustments applicable thereto; and
(viii) whether or not the holders of the shares of such series shall have voting rights, in addition to the voting rights provided by law, and if so the terms of such voting rights.

Subject to the rights of the holders of any series of Preferred Stock, the number of authorized shares of any class or series of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the outstanding shares of such class or series, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL or any corresponding provision hereafter enacted.
(2) 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A. A statement of the designations of the Series A Preferred Stock (as defined below), a series of Preferred Stock, and the terms, preferences, privileges, designations, rights, qualifications, limitations and restrictions thereof is as follows:
Section 1. Designation and Number of Shares. There is hereby created out of the authorized and unissued shares of Preferred Stock a series of Preferred Stock designated as the “7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A” (referred to herein as the “Series A Preferred Stock”). Each share of Series A Preferred Stock shall be identical in all respects to every other share of Series A Preferred Stock. The number of authorized shares of Series A Preferred Stock shall initially be 575,000 shares. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series A Preferred Stock then outstanding), by the Board or a duly authorized committee of the Board, and without the vote or consent of the holders of the Series A Preferred Stock. Shares of outstanding Series A Preferred Stock that are redeemed, purchased or otherwise acquired by the corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The corporation shall have the authority to issue fractional shares of Series A Preferred Stock.
Section 2. Definitions. The following terms are used in this Certificate of Incorporation solely with respect to the Series A Preferred Stock in this Part (2) of Article FOURTH as defined below:
“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Board” means the board of directors of the corporation.
“Business Day” means any day, other than a Saturday or Sunday, that is not a legal holiday in New York, New York, and is not a day on which banking institutions are authorized or required by law or regulation to close in New York, New York or Beverly Hills, California.
“Bylaws” means the corporation’s Bylaws, as the same may be amended or restated from time to time.
“Calculation Agent” means such bank or other entity (which may be the corporation or an affiliate of the corporation) as may be appointed by the corporation to act as Calculation Agent for the Series A Preferred Stock, including any successor calculation agent duly appointed by the corporation.
“Certificate of Incorporation” means the corporation’s Certificate of Incorporation, as the same may be amended or restated from time to time.
“Common Stock” means the common stock, par value $.01 per share, of the corporation.
“corporation” means PacWest Bancorp, a corporation organized and existing under the laws of the State of Delaware.
“Dividend Parity Stock” means any class or series of stock of the corporation that ranks on parity with the Series A Preferred Stock in the payment of current dividends.
“Dividend Payment Date” has the meaning set forth in Section 4(a).
“Dividend Period” means the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of Series A Preferred Stock and continue to but exclude September 1, 2022.
“DTC” means The Depository Trust Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“First Reset Date” means September 1, 2027.

“Five-Year Treasury Rate” means, as of any Reset Date:
The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for 5-year maturities, for the five business days immediately preceding the Reset Dividend Determination Date for that Reset Period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H. 15 Daily Update or any successor publication which is published by the Board of Governors of the Federal Reserve System as of 5:00 p.m. (Eastern Time) as of any Reset Dividend Determination Date, as determined by the Calculation Agent in its sole discretion; provided that if no such calculation can be determined as described above, then:
•
if the Calculation Agent determines that the treasury rate has not been discontinued, then the Calculation Agent will use for such Reset Period a substitute base rate that it has determined is most comparable to the treasury rate; or

•
if the Calculation Agent determines that the treasury rate has been discontinued, then the Calculation Agent will use for such Reset Period and each successive Reset Period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the Calculation Agent determines there is an industry-accepted successor base rate to the treasury rate, then the Calculation Agent shall use such successor base rate.

If the Calculation Agent has determined a substitute or successor base rate in accordance with the second bullet point immediately above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent Reset Dividend Determination Date, then a new substitute or successor base rate shall be determined as set forth in the first or second bullet point immediately above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the Calculation Agent has determined a substitute or successor base rate, then the Calculation Agent will apply any technical, administrative or operational changes that the corporation determines (including changes to the definitions of “Dividend Period”, “Reset Period”, “Reset Date” and “Reset Dividend Determination Date”, timing and frequency of determining rates with respect to each Reset Period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if the corporation decides that adoption of any portion of such market practice is not administratively feasible or if the corporation determines that no market practice for use of the substitute or successor base rate exists, the Calculation Agent will apply any such changes for calculating such substitute or successor base rate in such other manner as the corporation determines is reasonably necessary.
The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in the first and second bullet points above, the dividend rate for such Dividend Period shall be the same as the dividend rate determined for the immediately preceding Dividend Period.
“Junior Stock” has the meaning set forth in Section 3(a).
“Liquidation Preference” has the meaning set forth in Section 5.
“Liquidation Preference Parity Stock” means any class or series of stock of the corporation that ranks on a parity with the Series A Preferred Stock in the distribution of assets on liquidation, dissolution or winding up of the corporation.
“Nonpayment Event” has the meaning set forth in Section 7(b).
“Parity Stock” has the meaning set forth in Section 3(b).
“Preferred Stock” means any and all series of preferred stock of the corporation, including the Series A Preferred Stock.
“Preferred Stock Directors” has the meaning set forth in Section 7(b).
“Regulatory Capital Treatment Event” means the good faith determination by the corporation that, as a result of (i) any amendment to, or change in, the laws, rules or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Board of Governors of the Federal Reserve System and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series A Preferred Stock, (ii) any proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series A Preferred Stock, or (iii) any official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series A Preferred Stock, there is more than an insubstantial risk that the corporation will not be entitled to treat the full Stated Amount of the Series A Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Board of Governors of the Federal Reserve System (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable, for so long as any share of the Series A Preferred Stock is outstanding.
“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.
“Reset Dividend Determination Date” means the third business day immediately preceding the Reset Date.
“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.
“Series A Preferred Stock” has the meaning set forth in Section 1.
“Stated Amount” means, in respect of the Series A Preferred Stock, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Certificate of Incorporation including any applicable certificate of designation (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).
“Transfer Agent” means the transfer agent with respect to the Series A Preferred Stock, which shall be Equiniti Trust Company as of the original issue date of the Series A Preferred Stock, and its successor, including any successor transfer agent appointed by the corporation.
“Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director (as defined in Section 7(b) below) or any other matter as to which the holders of Series A Preferred Stock are entitled to vote as specified in Section 7 of this Certificate of Incorporation, any and all other series of Preferred Stock (other than Series A Preferred Stock) that rank equally with Series A Preferred Stock as to the payment of dividends and upon which like voting rights have been conferred and are exercisable with respect to such matter.
Section 3. Ranking. The shares of Series A Preferred Stock shall rank:
(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, to the Common Stock and to any other class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series A Preferred Stock or senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be (collectively, “Junior Stock”);
(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, with any class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be (collectively, “Parity Stock”); and
(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the corporation, to any other class or series of capital stock of the corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series A Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the corporation, as the case may be.
The corporation may authorize and issue additional shares of Junior Stock and Parity Stock from time to time without the consent of the holders of the Series A Preferred Stock.

Section 4. Dividends.
(a) Rate. Holders of Series A Preferred Stock will be entitled to receive, when, as and if declared by the Board or a duly authorized committee of the Board, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the Stated Amount at a rate of (i) 7.75% per annum from the original issue date to, but excluding, the First Reset Date or the earlier date of redemption and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, beginning on September 1, 2022, each such day a “Dividend Payment Date”; provided, however, that if any such Dividend Payment Date is not a Business Day, then such date shall nevertheless be a Dividend Payment Date but dividends on the Series A Preferred Stock shall be paid on the next succeeding Business Day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment). If the corporation issues additional shares of the Series A Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued.
(b) Dividend Record Date. Dividends will be payable to holders of record of Series A Preferred Stock as they appear on the corporation’s stock register on the applicable record date, which shall be the 15th calendar day before the applicable Dividend Payment Date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable Dividend Payment Date, as shall be fixed by the Board or a duly authorized committee of the Board in advance of payment of each particular dividend. The corporation shall not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared.
(c) Dividend Computation. Dividends payable on the Series A Preferred Stock will be calculated for each Dividend Period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series A Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series A Preferred Stock redeemed, unless the corporation defaults in the payment of the redemption price of the Series A Preferred Stock called for redemption.
(d) Dividends Non-Cumulative. Dividends on the Series A Preferred Stock shall not be cumulative or mandatory. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series A Preferred Stock in respect of a Dividend Period, then no dividend shall be deemed to be payable for such Dividend Period, or be cumulative, and the corporation will have no obligation to pay any dividend for that Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend on the Series A Preferred Stock, any other series of Preferred Stock or on the Common Stock for any future Dividend Period. Holders of the Series A Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series A Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Incorporation).
Notwithstanding any other provision hereof, dividends on the Series A Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Board of Governors of the Federal Reserve System or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.

(e) Priority of Dividends and Redemption and Repurchase of Junior Stock and Parity Stock. So long as any share of Series A Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series A Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
(i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than (A) a dividend payable solely in Junior Stock or (B) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);
(ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Junior Stock nor shall any shares of Junior Stock be repurchased, redeemed or otherwise acquired for consideration by the corporation, directly or indirectly, during a Dividend Period (other than (A) as a result of a reclassification of Junior Stock for or into other Junior Stock, (B) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (D) purchases, redemptions or other acquisitions of shares of the Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (E) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to or during the most recently completed preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the corporation or any of its subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the corporation or any of its subsidiaries), including as trustees or custodians); and
(iii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Parity Stock nor shall any shares of Parity Stock, if any, be repurchased, redeemed or otherwise acquired for consideration by the corporation, directly or indirectly, during a Dividend Period (other than (A) any purchase or other acquisition of shares of Series A Preferred Stock and Parity Stock in accordance with a purchase offer made in writing or by publication (as determined by the Board, or a duly authorized committee of the Board), to all holders of such shares on such terms as the Board (or a duly authorized committee of the Board), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (E) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to or during the preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the corporation or any of its subsidiaries of record ownership in Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the corporation or any of its subsidiaries), including as trustees or custodians).
Nothing in subsections (e)(ii) or (e)(iii) of this Section 4 shall restrict the ability of the corporation or any affiliate of the corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.
(f) If the Board (or a duly authorized committee of the Board) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period (which terms include, in the case of the Series A Preferred Stock, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of Series A Preferred Stock or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series A Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series A Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of Dividend Parity Stock has a longer dividend period than the Dividend Period for the Series A Preferred Stock, or vice versa, for purposes of this paragraph, the Board (or a duly authorized committee of the Board) may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or the Board (or a duly authorized committee of the Board) may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series A Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series A Preferred Stock.
(g) Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board (or a duly authorized committee of the Board) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series A Preferred Stock shall not be entitled to participate in any such dividend.
Section 5. Liquidation Rights.
(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the corporation’s business and affairs, whether voluntary or involuntary, before any distribution or payment out of the assets of the corporation may be made to or set aside for the holders of any Junior Stock, holders of Series A Preferred Stock will be entitled to receive out of the assets of the corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share (the “Liquidation Preference”), together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the Series A Preferred Stock will not be entitled to any other amounts from the corporation after they have received their full liquidating distribution.
(b) Partial Payment. If the assets of the corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series A Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series A Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the corporation other than the Series A Preferred Stock means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.
(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series A Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the corporation according to their respective rights and preferences.
(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the corporation with or into any other entity, including a transaction in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the corporation.

Section 6. Redemption.
(a) Optional Redemption.
(i) The Series A Preferred Stock is perpetual and has no maturity date. The corporation may redeem the Series A Preferred Stock at its option, in whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series A Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(ii) The corporation may redeem shares of the Series A Preferred Stock at any time within 90 days following a Regulatory Capital Treatment Event, in whole but not in part, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the corporation may not redeem shares of the Series A Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series A Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(iii) The redemption price for any shares of Series A Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the corporation or its agent, if the shares of Series A Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 5 above.
(b) No Sinking Fund. The Series A Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series A Preferred Stock will have no right to require redemption or repurchase of any shares of Series A Preferred Stock.
(c) Notice of Redemption. Notice of every redemption of shares of Series A Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the corporation, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if shares of the Series A Preferred Stock are held in book-entry form through DTC or any other similar facility, we may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of Series A Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series A Preferred Stock. Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series A Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of such shares of Series A Preferred Stock to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series A Preferred Stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and (5) that dividends on such shares will cease to accrue on the redemption date.
(d) Partial Redemption. In case of any redemption of only part of the shares of the Series A Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of the Series A Preferred Stock or by lot. Subject to the provisions hereof (or, if the Preferred Stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility), the Board, or a duly authorized committee of the Board, shall have full power and authority to prescribe the terms and conditions upon which shares of Series A Preferred Stock shall be redeemed from time to time. If the corporation shall have issued certificates for the Series A Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
(e) Effectiveness of Redemption. If notice of redemption of any shares of Series A Preferred Stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by the corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of any shares of Series A Preferred Stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series A Preferred Stock are issued in certificated form, on and after the redemption date, unless the corporation defaults in the payment of the redemption price of the shares of the Series A Preferred Stock called for redemption, dividends will cease to accrue on all shares of Series A Preferred Stock so called for redemption, and all such shares of Series A Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the corporation for payment of the redemption price of such shares.
Section 7. Voting Rights.
(a) General. The holders of the Series A Preferred Stock will have no voting rights except as set forth below or as otherwise required by law.
(b) Right to Elect Two Directors on Nonpayment of Dividends. If and whenever dividends payable on Series A Preferred Stock or any class or series of Voting Preferred Stock have not been declared and paid (or, in the case of Voting Preferred Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive (a “Nonpayment Event”), the number of directors on the Board shall automatically be increased by two and the holders of Series A Preferred Stock, together with the holders of any outstanding Voting Preferred Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective Stated Amounts, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”) by a plurality of the votes cast; provided that the election of any such directors shall not cause the corporation to violate the corporate governance requirements of The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed), including that listed companies must have a majority of independent directors, and provided further that the Board shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of Voting Preferred Stock are entitled to elect pursuant to like voting rights). In the event that the holders of Series A Preferred Stock and such other holders of Voting Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 10% of the Stated Amount of the Series A Preferred Stock and each other series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series A Preferred Stock or Voting Preferred Stock, and delivered to the Corporate Secretary of the corporation in such manner as provided for in Section 9 below, or as may otherwise be required or permitted by applicable law. If the corporation fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series A Preferred Stock or any class or series of Voting Preferred Stock may call such a meeting at the corporation’s expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Preferred Stock holder shall have access to the corporation’s stock ledger relating to Series A Preferred Stock and any series of Voting Preferred Stock.
Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series A Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts) except that, in the event of cumulative voting, no Preferred Stock Director may be removed without cause if the votes cast against their removal would be sufficient to elect them if then cumulatively voted at an election of the Preferred Stock Directors. The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of stockholders if such office shall not have previously terminated as provided below. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board to serve until the next annual meeting of stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by a vote of the holders of record of the Series A Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts), provided that the election of any such directors shall not cause the corporation to violate the corporate governance requirements of The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed), including that listed companies must have a majority of independent directors. If elected by stockholders, the successor shall be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by the Board on the nomination of the then remaining Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.
If and when (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series A Preferred Stock on four consecutive Dividend Payment Dates following a Nonpayment Event, and (ii) the rights of holders of any Voting Preferred Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series A Preferred Stock to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting the Board shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly Dividend Periods following a Nonpayment Event, the corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. If and when the rights of holders of Series A Preferred Stock terminate for any reason, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date), and the terms of any Preferred Stock Directors shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Preferred Stock have similarly terminated.
(c) Other Voting Rights. So long as any shares of Series A Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series A Preferred Stock, will be necessary to:
(i) amend or alter the Certificate of Incorporation to authorize or increase the authorized amount of, or issue, any shares of a class or series of the corporation’s capital stock ranking senior to the Series A Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the corporation, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(ii) amend, alter or repeal the provisions of the Certificate of Incorporation so as to materially and adversely affect the powers, preferences, or rights of the Series A Preferred Stock, taken as a whole; or
(iii) consummate (x) a binding share-exchange or reclassification involving the Series A Preferred Stock, or (y) the merger, consolidation or other business combination of the corporation with any other entity, including a transaction in which the holders of Series A Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the corporation for cash, securities or other property, unless in each case (A) the shares of the Series A Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the corporation is not the surviving or resulting entity, the Series A Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Series A Preferred Stock immediately prior to such consummation, taken as a whole;
provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized or issued Series A Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any Parity Stock or Junior Stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the Series A Preferred Stock.
(d) Changes Permitted without Consent. Without the consent of the holders of the Series A Preferred Stock, so long as such action does not adversely affect the powers, preferences and rights of the Series A Preferred Stock, the corporation may amend, alter, supplement or repeal any terms of the Series A Preferred Stock:
(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Incorporation for the Series A Preferred Stock that may be defective or inconsistent; or
(ii) to make any provision with respect to matters or questions arising with respect to the Series A Preferred Stock that is not inconsistent with the provisions of this Certificate of Incorporation.
(e) Changes after Provision for Redemption. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series A Preferred Stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by the corporation for the benefit of the holders of the Series A Preferred Stock to effect the redemption.
(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series A Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, applicable law and The Nasdaq Stock Market LLC (or any other exchange on which the corporation’s securities are listed).
Section 8. Record Holders. To the fullest extent permitted by applicable law, the corporation and the Transfer Agent may deem and treat the record holder of any share of Series A Preferred Stock as the true and lawful owner thereof for all purposes, and neither the corporation nor the Transfer Agent shall be affected by any notice to the contrary.
Section 9. Notices. All notices or communications in respect of the Series A Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in this Certificate of Incorporation or Bylaws or by applicable law.

Section 10. Other Rights. The shares of Series A Preferred Stock will not have any powers, preferences or rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation. The holders of Series A Preferred Stock shall not have any preemptive rights or conversion rights.
Section 11. Certificates. The corporation may at its option issue shares of Series A Preferred Stock without certificates.
FIFTH: The following provisions are inserted for the management of the business and the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders:
(1) The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors of the Corporation.
(2) The directors shall have concurrent power with the stockholders to make, alter, amend, change, add to or repeal the Bylaws of the Corporation.
(3) The number of directors of the Corporation shall be as from time to time fixed by, or in the manner provided in, the Bylaws of the Corporation. Election of directors need not be by written ballot unless the Bylaws so provide.
(4) No director or Officer (as defined below) shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as a director or Officer, except for liability of: (i) a director or Officer for any breach of the director’s or Officer’s duty of loyalty to the Corporation or its stockholders; (ii) a director or Officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) a director pursuant to Section 174 of the DGCL; (iv) a director or Officer for any transaction from which the director or Officer derived an improper personal benefit; or (v) an Officer in any action by or in the right of the Corporation. Any amendment, repeal or elimination of this Article SIXTH by the stockholders of the Corporation shall not affect its application with respect to an act or omission by a director or Officer occurring before such amendment, repeal or elimination. All references in this Article SIXTH to an “Officer” shall mean only a person who, at the time of an act or omission as to which liability is asserted, falls within the meaning of the term “officer,” as defined in Section 102(b)(7) of the DGCL.
(5) In addition to the powers and authority hereinbefore or by statute expressly conferred upon them, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation, subject, nevertheless, to the provisions of the DGCL, this Certificate of Incorporation, and the Bylaws; provided, however, that no Bylaws hereafter adopted, amended or repealed by the stockholders of the Corporation shall invalidate any prior act of the directors which would have been valid if such Bylaws had not been so adopted, amended or repealed.
SIXTH: Meetings of stockholders of the Corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books and records of the Corporation may be kept (subject to any provision contained in the DGCL) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors of the Corporation or in the Bylaws of the Corporation.
SEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights herein conferred upon stockholders of the Corporation are granted subject to this reservation.

EXHIBIT D
FORM OF

AMENDED AND RESTATED BYLAWS

OF

SURVIVING ENTITY
[ATTACHED]

THIRD AMENDED AND RESTATED BYLAWS

OF

PACWEST BANCORP

A Delaware Corporation

Effective [•], 2023

Page
ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES

Section 1.	Forum for Adjudication of Certain Disputes	A-114

ARTICLE X

AMENDMENTS

Section 1.	Amendments	A-115
Section 2.	Entire Board of Directors	A-115

THIRD AMENDED AND RESTATED BYLAWS

OF

PACWEST BANCORP

(hereinafter called the “Corporation”)
ARTICLE I

OFFICES
Section 1. Registered Office. The registered office of the Corporation in Delaware shall be 1209 Orange Street, Wilmington, County of New Castle, DE 19801.
Section 2. Other Offices. The Corporation may also have offices at such other places, both within and without the State of Delaware, as the Board of Directors may from time to time determine.
ARTICLE II

MEETINGS OF STOCKHOLDERS
Section 1. Place of Meetings. Meetings of the stockholders for the election of directors or for any other purpose shall be held at such time and place, either within or without the State of Delaware, as shall be designated from time to time by the Board of Directors. The Board of Directors may, in its sole discretion, determine that a meeting of the stockholders shall not be held at any place, but may instead be held solely by means of remote communication in the manner authorized by Section 211 of the General Corporation Law of the State of Delaware (the “DGCL”).
Section 2. Annual Meetings. The Annual Meeting of Stockholders for the election of directors shall be held on such date and at such time as shall be designated from time to time by the Board of Directors. Any other proper business may be transacted at the Annual Meeting of Stockholders.
Section 3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation, as amended and restated from time to time (the “Certificate of Incorporation”), Special Meetings of Stockholders, for any purpose or purposes, may be called by either (i) the Chairman of the Board of Directors, if there be one, or (ii) the President, (iii) any Vice President, if there be one, (iv) the Secretary or (v) any Assistant Secretary, if there be one, and shall be called by any such officer at the request in writing of (i) the Board of Directors, (ii) a committee of the Board of Directors that has been duly designated by the Board of Directors and whose powers and authority include the power to call such meetings or (iii) stockholders owning a majority of the capital stock of the Corporation issued and outstanding and entitled to vote on the matter for which such Special Meeting of Stockholders is called. Such request shall state the purpose or purposes of the proposed meeting. At a Special Meeting of Stockholders, only such business shall be conducted as shall be specified in the notice of meeting (or any supplement thereto).
Section 4. Notice. Whenever stockholders are required or permitted to take any action at a meeting, a notice of the meeting, in the form of a writing or electronic transmission, shall be given which shall state the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at such meeting, if such date is different from the record date for determining stockholders entitled to notice of such meeting and, in the case of a Special Meeting, the purpose or purposes for which the meeting is called. Unless otherwise required by law, notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining stockholders entitled to notice of such meeting.
Section 5. Adjournments and Postponements. Any meeting of the stockholders may be adjourned or postponed from time to time by the chairman of such meeting or by the Board of Directors, without the need for approval thereof by stockholders to reconvene or convene, respectively at the same or some other place. Notice need not be given of any such adjourned or postponed meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such adjourned or postponed meeting are announced at the meeting at which the adjournment is taken or, with respect to a postponed meeting, are publicly announced. At the adjourned or postponed meeting, the Corporation may transact any business which might have been transacted at the original meeting. If the adjournment or postponement is for more than thirty (30) days, notice of the adjourned or postponed meeting in accordance with the requirements of Section 4 hereof shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment or postponement, a new record date for stockholders entitled to vote is fixed for the adjourned or postponed meeting, the Board of Directors shall fix a new record date for notice of such adjourned or postponed meeting in accordance with Section 11 hereof, and shall give notice of the adjourned or postponed meeting to each stockholder of record entitled to vote at such adjourned or postponed meeting as of the record date fixed for notice of such adjourned or postponed meeting.
Section 6. Quorum. Unless otherwise required by the DGCL or other applicable law or the Certificate of Incorporation, the holders of a majority of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum at all meetings of the stockholders for the transaction of business. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum. If, however, such quorum shall not be present or represented at any meeting of the stockholders, the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 5 hereof, until a quorum shall be present or represented.
Section 7. Voting. Unless otherwise required by law, the Certificate of Incorporation or these Bylaws, or permitted by the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, any question brought before any meeting of the stockholders, other than the election of directors, shall be decided by the vote of the holders of a majority of the total number of votes of the Corporation’s capital stock present at the meeting in person or represented by proxy and entitled to vote on such question, voting as a single class. Unless otherwise provided in the Certificate of Incorporation, and subject to Section 11(a) of this Article II, each stockholder represented at a meeting of the stockholders shall be entitled to cast one (1) vote for each share of the capital stock entitled to vote thereat held by such stockholder. Such votes may be cast in person or by proxy as provided in Section 8 of this Article II. The Board of Directors, in its discretion, or the chairman of a meeting of the stockholders, in his or her discretion, may require that any votes cast at such meeting shall be cast by written ballot.
Section 8. Proxies. Each stockholder entitled to vote at a meeting of the stockholders or to express consent or dissent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder as proxy, but no such proxy shall be voted upon after three years from its date, unless such proxy provides for a longer period. Without limiting the manner in which a stockholder may authorize another person or persons to act for such stockholder as proxy, the following shall constitute a valid means by which a stockholder may grant such authority:
(i) A stockholder may execute a document authorizing another person or persons to act for such stockholder as proxy. Execution may be accomplished in the manner permitted by the DGCL by the stockholder or such stockholder’s authorized officer, director, employee or agent.
(ii) A stockholder may authorize another person or persons to act for such stockholder as proxy by transmitting or authorizing the transmission of an electronic transmission to the person who will be the holder of the proxy or to a proxy solicitation firm, proxy support service organization or like agent duly authorized by the person who will be the holder of the proxy to receive such transmission, provided that any such transmission must either set forth or be submitted with information from which it can be determined that the transmission was authorized by the stockholder. If it is determined that such transmissions are valid, the inspectors or, if there are no inspectors, such other persons making that determination shall specify the information on which they relied. Any copy, facsimile telecommunication or other reliable reproduction of the document (including any electronic transmission) authorizing another person or persons to act as proxy for a stockholder may be substituted or used in lieu of the original document for any and all purposes for which the original document could be used; provided, however, that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original document.
Section 9. Consent of Stockholders in Lieu of Meeting. Unless otherwise provided in the Certificate of Incorporation, any action required or permitted to be taken at any Annual or Special Meeting of Stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be executed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. No written consent shall be effective to take the corporate action referred to therein unless written consents signed by a sufficient number of holders to take action are delivered to the Corporation in the manner required by this Section 9 within sixty (60) days of the first date on which a written consent is so delivered to the Corporation. Any person executing a consent may provide, whether through instruction to an agent or otherwise, that such a consent will be effective at a future time (including a time determined upon the happening of an event), no later than sixty (60) days after such instruction is given or such provision is made, if evidence of such instruction or provision is provided to the Corporation. Unless otherwise provided, any such consent shall be revocable prior to its becoming effective. An electronic transmission consenting to an action to be taken and transmitted by a stockholder or proxy holder, or by a person or persons authorized to act for a stockholder or proxy holder, shall be deemed to be written and signed for the purposes of this Section 9, provided that any such electronic transmission sets forth or is delivered with information from which the Corporation can determine (i) that the electronic transmission was transmitted by the stockholder or proxy holder or by a person or persons authorized to act for the stockholder or proxy holder and (ii) the date on which such stockholder or proxy holder or authorized person or persons transmitted such electronic transmission. A consent given by electronic transmission shall be deemed delivered to the Corporation upon the earliest of: (i) when the consent enters an information processing system, if any, designated by the Corporation for receiving consents, so long as the electronic transmission is in a form capable of being processed by that system and the Corporation is able to retrieve that electronic transmission; (ii) when a paper reproduction of the consent is delivered to the Corporation’s principal place of business or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded; (iii) when a paper reproduction of the consent is delivered to the Corporation’s registered office by hand or by certified or registered mail, return receipt requested; or (iv) when delivered in such other manner, if any, provided by resolution of the Board of Directors. Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented in writing and who, if the action had been taken at a meeting, would have been entitled to notice of the meeting if the record date for notice of such meeting had been the date that written consents signed by a sufficient number of holders to take the action were delivered to the Corporation as provided above in this Section 9.
Section 10. List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of the stockholders, a complete list of the stockholders entitled to vote at the meeting; provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date. Such list shall be arranged in alphabetical order, and show the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that the Corporation shall not be required to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days prior to the meeting (i) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (ii) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting.

Section 11. Record Date.
(a) In order that the Corporation may determine the stockholders entitled to notice of any meeting of the stockholders or any adjournment thereof, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of the stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of the stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix, as the record date for stockholders entitled to notice of such adjourned meeting, the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting in accordance with the foregoing provisions of this Section 11.
(b) In order that the Corporation may determine the stockholders entitled to consent to corporate action in writing without a meeting, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board of Directors. If no record date has been fixed by the Board of Directors, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting, when no prior action by the Board of Directors is required by applicable law, shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of the stockholders are recorded. Delivery made to the Corporation’s registered office shall be by hand or by certified or registered mail, return receipt requested. If no record date has been fixed by the Board of Directors and prior action by the Board of Directors is required by applicable law, the record date for determining stockholders entitled to consent to corporate action in writing without a meeting shall be at the close of business on the day on which the Board of Directors adopts the resolution taking such prior action.
Section 12. Stock Ledger. The stock ledger of the Corporation shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by Section 10 of this Article II or the books and records of the Corporation, or to vote in person or by proxy at any meeting of stockholders. As used herein, the stock ledger of the Corporation shall refer to one (1) or more records administered by or on behalf of the Corporation in which the names of all of the Corporation’s stockholders of record, the address and number of shares registered in the name of each such stockholder, and all issuances and transfer of stock of the Corporation are recorded in accordance with Section 224 of the DGCL.
Section 13. Conduct of Meetings. The Board of Directors of the Corporation may adopt by resolution such rules and regulations for the conduct of any meeting of the stockholders as it shall deem appropriate. Meetings of stockholders shall be presided over by the Chairman of the Board of Directors, if there shall be one, or in his or her absence, or there shall not be a Chairman of the Board of Directors or in his or her absence, the President. The Board of Directors shall have the authority to appoint a temporary chairman to serve at any meeting of the stockholders if the Chairman of the Board of Directors or the President is unable to do so for any reason. Except to the extent inconsistent with any rules and regulations adopted by the Board of Directors, the chairman of any meeting of the stockholders shall have the right and authority to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board of Directors or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (iii) rules and procedures for maintaining order at the meeting and the safety of those present; (iv) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (v) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (vi) limitations on the time allotted to questions or comments by stockholders.
ARTICLE III

DIRECTORS
Section 1. Number and Election of Directors. The Board of Directors shall consist of not less than one nor more than fifteen members, each of whom shall be a natural person, the exact number of which shall initially be fixed by the Incorporator and thereafter from time to time by the Board of Directors. Except as provided in Section 2 of this Article III, directors shall be elected by a plurality of the votes cast at each Annual Meeting of Stockholders and each director so elected shall hold office until the next Annual Meeting of Stockholders and until such director’s successor is duly elected and qualified, or until such director’s earlier death, resignation or removal. Directors need not be stockholders.
Section 2. Vacancies. Unless otherwise required by law or the Certificate of Incorporation, vacancies on the Board of Directors or any committee thereof resulting from the death, resignation or removal of a director, or from an increase in the number of directors constituting the Board of Directors or such committee or otherwise, may be filled only by a majority of the directors then in office, though less than a quorum, or by a sole remaining director. The directors so chosen shall, in the case of the Board of Directors, hold office until the next annual election and until their successors are duly elected and qualified, or until their earlier death, resignation or removal and, in the case of any committee of the Board of Directors, shall hold office until their successors are duly appointed by the Board of Directors or until their earlier death, resignation or removal.
Section 3. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors which may exercise all such powers of the Corporation except as may be otherwise provided in the DGCL, the Certificate of Incorporation, these Bylaws.
Section 4. Meetings. The Board of Directors and any committee thereof may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board of Directors or any committee thereof may be held without notice at such time and at such place as may from time to time be determined by the Board of Directors or such committee, respectively. Special meetings of the Board of Directors may be called by the Chairman of the Board of Directors, if there be one, the President, or by any director. Special meetings of any committee of the Board of Directors may be called by the chairman of such committee, if there be one, the President, or any director serving on such committee. Notice of any special meeting stating the place, date and hour of the meeting shall be given to each director (or, in the case of a committee, to each member of such committee) not less than twenty-four hours before the date of the meeting, by telephone, or in the form of a writing or electronic transmission, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances.
Section 5. Organization. At each meeting of the Board of Directors or any committee thereof, the Chairman of the Board of Directors or the chairman of such committee, as the case may be, or, in his or her absence or if there be none, a director chosen by a majority of the directors present, shall act as chairman of such meeting. Except as provided below, the Secretary of the Corporation shall act as secretary at each meeting of the Board of Directors and of each committee thereof. In case the Secretary shall be absent from any meeting of the Board of Directors or of any committee thereof, an Assistant Secretary shall perform the duties of secretary at such meeting; and in the absence from any such meeting of the Secretary and all the Assistant Secretaries, the chairman of the meeting may appoint any person to act as secretary of the meeting. Notwithstanding the foregoing, the members of each committee of the Board of Directors may appoint any person to act as secretary of any meeting of such committee and the Secretary or any Assistant Secretary of the Corporation may, but need not if such committee so elects, serve in such capacity.
Section 6. Resignations and Removals of Directors. Any director of the Corporation may resign from the Board of Directors or any committee thereof at any time, by giving notice in writing or by electronic transmission to the Chairman of the Board of Directors, if there be one, the President or the Secretary of the Corporation and, in the case of a committee, to the chairman of such committee, if there be one. Such resignation shall take effect when delivered or, if such resignation specifies a later effective time or an effective time, determined upon the happening of an event or events, in which case, such resignation takes effect upon such effective time. Unless otherwise specified in such resignation, the acceptance of such resignation shall not be necessary to make it effective. A resignation which is conditioned upon the director failing to receive a specified vote for reelection as a director may provide that it is irrevocable. Except as otherwise required by applicable law and subject to the rights, if any, of the holders of shares of preferred stock then outstanding, any director or the entire Board of Directors may be removed from office at any time, with or without cause, by the affirmative vote of the holders of at least a majority in voting power of the issued and outstanding capital stock of the Corporation entitled to vote in the election of directors. Any director serving on a committee of the Board of Directors may be removed from such committee at any time by the Board of Directors.
Section 7. Quorum. Except as otherwise required by law, or the Certificate of Incorporation or the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, at all meetings of the Board of Directors or any committee thereof, a majority of the entire Board of Directors or a majority of the directors constituting such committee, as the case may be, shall constitute a quorum for the transaction of business and the vote of a majority of the directors or committee members, as applicable, present at any meeting at which there is a quorum shall be the act of the Board of Directors or such committee, as applicable. If a quorum shall not be present at any meeting of the Board of Directors or any committee thereof, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.
Section 8. Actions of the Board by Written Consent. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting, if all the members of the Board of Directors or such committee, as the case may be, consent thereto in writing or by electronic transmission. Any person, whether or not then a director, may provide, through instruction to an agent or otherwise, that a consent to action will be effective at a future time (including a time determined upon the happening of an event) no later than sixty (60) days after such instruction is given or such provision is made and such consent shall be deemed to have been given at such effective time so long as such person is then a director and did not revoke the consent prior to such time. Any such consent shall be revocable prior to its becoming effective. After an action is taken, the consent or consents relating thereto shall be filed with the minutes of the proceedings of the Board of Directors, or the committee thereof, in the same paper or electronic form as the minutes are maintained.
Section 9. Meetings by Means of Conference Telephone. Unless otherwise provided in the Certificate of Incorporation or these Bylaws, members of the Board of Directors of the Corporation, or any committee thereof, may participate in a meeting of the Board of Directors or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and participation in a meeting pursuant to this Section 9 shall constitute presence in person at such meeting.
Section 10. Committees. The Board of Directors may designate one or more committees, each committee to consist of one or more of the directors of the Corporation. Each member of a committee must meet the requirements for membership, if any, imposed by applicable law and the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading. The Board of Directors may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. Subject to the rules and regulations of any securities exchange or quotation system on which the securities of the Corporation are listed or quoted for trading, in the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of Directors of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another qualified member of the Board of Directors to act at the meeting in the place of any absent or disqualified member. Any such committee, to the extent permitted by law and provided in the resolution establishing such committee, shall have and may exercise all the powers and authority of the Board of Directors in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers which may require it; provided, however, that no such committee shall have the power or authority to (i) approve, adopt, or recommend to the stockholders any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval, or (ii) adopt, amend, or repeal any of these Bylaws. Each committee shall keep regular minutes and report to the Board of Directors when required. Notwithstanding anything to the contrary contained in this Article III, the resolution of the Board of Directors establishing any committee of the Board of Directors and/or the charter of any such committee may establish requirements or procedures relating to the governance and/or operation of such committee that are different from, or in addition to, those set forth in these Bylaws and, to the extent that there is any inconsistency between these Bylaws and any such resolution or charter, the terms of such resolution or charter shall be controlling.
Section 11. Subcommittees. Unless otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board of Directors designating a committee, such committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee. Except for references to committees and members of committees in Section 10 of this Article III, every reference in these Bylaws to a committee of the Board of Directors or a member of a committee shall be deemed to include a reference to a subcommittee or member of a subcommittee.
Section 12. Compensation. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary for service as director, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed like compensation for service as committee members.
Section 13. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of its directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board of Directors or committee thereof which authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board of Directors or the committee, and the Board of Directors or committee in good faith authorizes the contract or transaction by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; or (ii) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon, and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (iii) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board of Directors, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or of a committee which authorizes such contract or transaction.
ARTICLE IV

OFFICERS
Section 1. General. The officers of the Corporation shall be chosen by the Board of Directors and shall be a President, a Secretary and a Treasurer. The Board of Directors, in its discretion, also may choose a Chairman of the Board of Directors (who must be a director) and one or more Vice Presidents, Assistant Secretaries, Assistant Treasurers and other officers. Any number of offices may be held by the same person, unless otherwise prohibited by law, the Certificate of Incorporation or these Bylaws. The officers of the Corporation need not be stockholders of the Corporation nor, except in the case of the Chairman of the Board of Directors, need such officers be directors of the Corporation.
Section 2. Election. The Board of Directors, at its first meeting held after each Annual Meeting of Stockholders (or action by written consent of stockholders in lieu of the Annual Meeting of Stockholders), shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board of Directors; and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer elected by the Board of Directors may be removed at any time by the Board of Directors. Any vacancy occurring in any office of the Corporation shall be filled by the Board of Directors. The salaries of all officers of the Corporation shall be fixed by the Board of Directors.

Section 3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the President or any Vice President or any other officer authorized to do so by the Board of Directors and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation or other entity in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board of Directors may, by resolution, from time to time confer like powers upon any other person or persons.
Section 4. Chairman of the Board of Directors. The Chairman of the Board of Directors, if there be one, shall preside at all meetings of the stockholders and of the Board of Directors. The Chairman of the Board of Directors shall be the Chief Executive Officer of the Corporation, unless the Board of Directors designates the President as the Chief Executive Officer, and, except where by law the signature of the President is required, the Chairman of the Board of Directors shall possess the same power as the President to sign all contracts, certificates and other instruments of the Corporation which may be authorized by the Board of Directors. During the absence or disability of the President, the Chairman of the Board of Directors shall exercise all the powers and discharge all the duties of the President. The Chairman of the Board of Directors shall also perform such other duties and may exercise such other powers as may from time to time be assigned by these Bylaws or by the Board of Directors.
Section 5. President. The President shall, subject to the oversight and control of the Board of Directors and, if there be one, the Chairman of the Board of Directors, have general supervision of the business of the Corporation and shall see that all orders and resolutions of the Board of Directors are carried into effect. The President shall execute all bonds, mortgages, contracts and other instruments of the Corporation requiring a seal, under the seal of the Corporation, except where required or permitted by law to be otherwise signed and executed and except that the other officers of the Corporation may sign and execute documents when so authorized by these Bylaws, the Board of Directors or the President. In the absence or disability of the Chairman of the Board of Directors, or if there be none, the President shall preside at all meetings of the stockholders and, if the President is also a director, the Board of Directors. If there be no Chairman of the Board of Directors, or if the Board of Directors shall otherwise designate, the President shall be the Chief Executive Officer of the Corporation. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board of Directors.
Section 6. Vice Presidents. At the request of the President or in the President’s absence or in the event of the President’s inability or refusal to act (and if there be no Chairman of the Board of Directors), the Vice President, or the Vice Presidents if there are more than one (in the order designated by the Board of Directors), if there be any, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President. Each Vice President shall perform such other duties and have such other powers as the Board of Directors from time to time may prescribe. If there be no Chairman of the Board of Directors and no Vice President, the Board of Directors shall designate the officer of the Corporation who, in the absence of the President or in the event of the inability or refusal of the President to act, shall perform the duties of the President, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President.
Section 7. Secretary. The Secretary shall attend all meetings of the Board of Directors and all meetings of the stockholders and record all the proceedings thereat in a book or books to be kept for that purpose; the Secretary shall also perform like duties for committees of the Board of Directors when required. The Secretary shall give, or cause to be given, notice of all meetings of the stockholders and special meetings of the Board of Directors, and shall perform such other duties as may be prescribed by the Board of Directors, the Chairman of the Board of Directors or the President, under whose supervision the Secretary shall be. If the Secretary shall be unable or shall refuse to cause to be given notice of all meetings of the stockholders and special meetings of the Board of Directors, and if there be no Assistant Secretary, then either the Board of Directors or the President may choose another officer to cause such notice to be given. The Secretary shall have custody of the seal of the Corporation and the Secretary or any Assistant Secretary, if there be one, shall have authority to affix the same to any instrument requiring it and when so affixed, it may be attested by the signature of the Secretary or by the signature of any such Assistant Secretary. The Board of Directors may give general authority to any other officer to affix the seal of the Corporation and to attest to the affixing by such officer’s signature. The Secretary shall see that all books, reports, statements, certificates and other documents and records required by law to be kept or filed are properly kept or filed, as the case may be.
Section 8. Treasurer. The Treasurer shall have the custody of the Corporation’s funds and securities and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation and shall deposit all moneys and other valuable effects in the name and to the credit of the Corporation in such depositories as may be designated by the Board of Directors. The Treasurer shall disburse the funds of the Corporation as may be ordered by the Board of Directors or the President taking proper vouchers for such disbursements, and shall render to the President and the Board of Directors, at its regular meetings, or when the Board of Directors so requires, an account of all transactions as Treasurer and of the financial condition of the Corporation. If required by the Board of Directors, the Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of the Treasurer and for the restoration to the Corporation, in case of the Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Treasurer’s possession or under the Treasurer’s control belonging to the Corporation.
Section 9. Assistant Secretaries. Assistant Secretaries, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Secretary, and in the absence of the Secretary or in the event of the Secretary’s inability or refusal to act, shall perform the duties of the Secretary, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Secretary.
Section 10. Assistant Treasurers. Assistant Treasurers, if there be any, shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors, the President, any Vice President, if there be one, or the Treasurer, and in the absence of the Treasurer or in the event of the Treasurer’s inability or refusal to act, shall perform the duties of the Treasurer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the Treasurer. If required by the Board of Directors, an Assistant Treasurer shall give the Corporation a bond in such sum and with such surety or sureties as shall be satisfactory to the Board of Directors for the faithful performance of the duties of the office of Assistant Treasurer and for the restoration to the Corporation, in case of the Assistant Treasurer’s death, resignation, retirement or removal from office, of all books, papers, vouchers, money and other property of whatever kind in the Assistant Treasurer’s possession or under the Assistant Treasurer’s control belonging to the Corporation.
Section 11. Other Officers. Such other officers as the Board of Directors may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board of Directors. The Board of Directors may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE V

STOCK
Section 1. Form of Certificates. The shares of stock of the Corporation shall be represented by certificates; provided that the Board of Directors may provide by resolution or resolutions that some or all of any class or series shall be uncertificated shares that may be evidenced by a book-entry system maintained by the registrar of such stock. If shares are represented by certificates, such certificates shall be in the form, other than bearer form, approved by the Board of Directors. The certificates representing shares of stock of each class shall be signed by, or in the name of, the Corporation by any two authorized officers of the Corporation. Any or all such signatures may be facsimiles. Although any officer, transfer agent, or registrar whose manual or facsimile signature is affixed to such a certificate ceases to be such officer, transfer agent, or registrar before such certificate has been issued, it may nevertheless be issued by the Corporation with the same effect as if such officer, transfer agent, or registrar were still such at the date of its issue.
Section 2. Lost, Stolen or Destroyed Certificates. The Board of Directors may direct a new certificate or uncertificated shares to be issued in place of any certificate theretofore issued by the Corporation alleged to have been lost, stolen, or destroyed upon the making of an affidavit of that fact by the owner of the allegedly lost, stolen, or destroyed certificate. When authorizing such issue of a new certificate or uncertificated shares, the

Board of Directors may, in its discretion and as a condition precedent to the issuance thereof, require the owner of the lost, stolen, or destroyed certificate, or the owner’s legal representative to give the Corporation a bond sufficient to indemnify it against any claim that may be made against the Corporation with respect to the certificate alleged to have been lost, stolen, or destroyed or the issuance of such new certificate or uncertificated shares.
Section 3. Transfers. Stock of the Corporation shall be transferable in the manner prescribed by applicable law and in these Bylaws. Transfers of stock shall be made on the books of the Corporation only by the holder of record thereof, by such person’s attorney lawfully constituted in writing and, in the case of certificated shares, upon the surrender of the certificate thereof, which shall be cancelled before a new certificate or uncertificated shares shall be issued. No transfer of stock shall be valid as against the Corporation for any purpose until it shall have been entered in the stock records of the Corporation by an entry showing from and to whom transferred. To the extent designated by the president or any vice president or the treasurer of the Corporation, the Corporation may recognize the transfer of fractional uncertificated shares, but shall not otherwise be required to recognize the transfer of fractional shares.
Section 4. Dividend Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than sixty (60) days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.
Section 5. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 6. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board of Directors.
ARTICLE VI

NOTICES
Section 1. Notices. Whenever written notice is required by law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, such notice may be given in writing directed to such director’s, committee member’s or stockholder’s mailing address (or by electronic transmission directed to such director’s, committee member’s or stockholder’ electronic mail address, as applicable) as it appears on the records of the Corporation and shall be given: (a) if mailed, when the notice is deposited in the United States mail, postage prepaid, (b) if delivered by courier service, the earlier of when the notice is received or left at such director’s, committee member’s or stockholder’s address or (c) if given by electronic mail, when directed to such director’s, committee member’s or stockholder’s electronic mail address unless such director, committee member or stockholder has notified the corporation in writing or by electronic transmission of an objection to receiving notice by electronic mail or such notice is prohibited by the under applicable law, the Certificate of Incorporation or these Bylaws. Without limiting the manner by which notice otherwise may be given effectively to stockholders, but subject to Section 232(e) of the DGCL, any notice to stockholders given by the Corporation under applicable law, the Certificate of Incorporation or these Bylaws shall be effective if given by a form of electronic transmission consented to by the stockholder to whom the notice is given. Any such consent shall be revocable by the stockholder by written notice or electronic transmission to the Corporation. Notice given by electronic transmission, as described above, shall be deemed given: (i) if by facsimile telecommunication, when directed to a number at which the stockholder has consented to receive notice; (ii) if by a posting on an electronic network, together with separate notice to the stockholder of such specific posting, upon the later of (A) such posting and (B) the giving of such separate notice; and (iii) if by any other form of electronic transmission, when directed to the stockholder. Notwithstanding the foregoing, a notice may not be given by an electronic transmission from and after the time that (i) the Corporation is unable to deliver by such electronic transmission two consecutive notices given by the Corporation and (ii) such inability becomes known to the Secretary or an Assistant Secretary of the Corporation or to the transfer agent, or other person responsible for the giving of notice, provided, however, the inadvertent failure to discover such inability shall not invalidate any meeting or other action.
Section 2. Waivers of Notice. Whenever any notice is required, by applicable law, the Certificate of Incorporation or these Bylaws, to be given to any director, member of a committee or stockholder, a waiver thereof in writing, signed by the person or persons entitled to notice, or a waiver by electronic transmission by the person or persons entitled to notice, whether before or after the time stated therein, shall be deemed equivalent thereto. Attendance of a person at a meeting, present in person or represented by proxy, shall constitute a waiver of notice of such meeting, except where the person attends the meeting for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any Annual or Special Meeting of Stockholders or any regular or special meeting of the directors or members of a committee of directors need be specified in any written waiver of notice or any waiver by electronic transmission unless so required by law, the Certificate of Incorporation or these Bylaws.
ARTICLE VII

GENERAL PROVISIONS
Section 1. Dividends. Dividends upon the capital stock of the Corporation, subject to the requirements of the DGCL and the provisions of the Certificate of Incorporation, if any, may be declared by the Board of Directors at any regular or special meeting of the Board of Directors (or any action by written consent in lieu thereof in accordance with Section 8 of Article III hereof), and may be paid in cash, in property, or in shares of the Corporation’s capital stock. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sum or sums as the Board of Directors from time to time, in its absolute discretion, deems proper as a reserve or reserves to meet contingencies, or for purchasing any of the shares of capital stock, warrants, rights, options, bonds, debentures, notes, scrip or other securities or evidences of indebtedness of the Corporation, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for any proper purpose, and the Board of Directors may modify or abolish any such reserve.
Section 2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board of Directors may from time to time designate.
Section 3. Fiscal Year. The fiscal year of the Corporation shall be fixed by resolution of the Board of Directors.
Section 4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware”. The seal may be used by causing it or a facsimile thereof to be impressed or affixed or reproduced or otherwise.
ARTICLE VIII

INDEMNIFICATION
Section 1. Right to Indemnification. To the fullest extent permitted by applicable law, as the same exists or may hereafter be amended, the Corporation shall indemnify and hold harmless each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust, other enterprise or nonprofit entity, including service with respect to an employee benefit plan (hereinafter an “Indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent, or in any other capacity while serving as a director, officer, employee or agent, against all liability and loss suffered and expenses (including, without limitation, attorneys’ fees, judgments, fines, ERISA excise taxes and penalties and amounts paid in settlement) reasonably incurred by such Indemnitee in connection with such proceeding; provided, however, that, except as provided in Section 8.3 with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify an Indemnitee in connection with a proceeding (or part thereof) initiated by such Indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.
Section 2. Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 8.1, an Indemnitee shall also have the right to be paid by the Corporation to the fullest extent not prohibited by applicable law the expenses (including, without limitation, attorneys’ fees) incurred in defending or otherwise participating in any such proceeding in advance of its final disposition (hereinafter an “advancement of expenses”); provided, however, that, if the DGCL requires, an advancement of expenses incurred by an Indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such Indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon the Corporation’s receipt of an undertaking (hereinafter an “undertaking”), by or on behalf of such Indemnitee, to repay all amounts so advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified under this Article VIII or otherwise.
Section 3. Right of Indemnitee to Bring Suit. If a claim under Section 8.1 or Section 8.2 is not paid in full by the Corporation within 60 days after a written claim therefor has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the Indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit. In (a) any suit brought by the Indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by an Indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (b) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that, the Indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the Indemnitee is proper in the circumstances because the Indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including a determination by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the Indemnitee has not met such applicable standard of conduct, shall create a presumption that the Indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the Indemnitee, shall be a defense to such suit. In any suit brought by the Indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the Indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.
Section 4. Non-Exclusivity of Rights. The rights provided to any Indemnitee pursuant to this Article VIII shall not be exclusive of any other right, which such Indemnitee may have or hereafter acquire under applicable law, the Certificate of Incorporation, these Bylaws, an agreement, a vote of stockholders or disinterested directors, or otherwise.
Section 5. Insurance. The Corporation may maintain insurance, at its expense, to protect itself and/or any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.
Section 6. Indemnification of Other Persons. This Article VIII shall not limit the right of the Corporation to the extent and in the manner authorized or permitted by law to indemnify and to advance expenses to persons other than Indemnitees. Without limiting the foregoing, the Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation and to any other person who is or was serving at the request of the

Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan, to the fullest extent of the provisions of this Article VIII with respect to the indemnification and advancement of expenses of Indemnitees under this Article VIII.
Section 7. Amendments. Any repeal or amendment of this Article VIII by the Board of Directors or the stockholders of the Corporation or by changes in applicable law, or the adoption of any other provision of these Bylaws inconsistent with this Article VIII, will, to the extent permitted by applicable law, be prospective only (except to the extent such amendment or change in applicable law permits the Corporation to provide broader indemnification rights to Indemnitees on a retroactive basis than permitted prior thereto), and will not in any way diminish or adversely affect any right or protection existing hereunder in respect of any act or omission occurring prior to such repeal or amendment or adoption of such inconsistent provision; provided however, that amendments or repeals of this Article VIII shall require the affirmative vote of the stockholders holding at least 66.7% of the voting power of all outstanding shares of capital stock of the Corporation.
Section 8. Certain Definitions. For purposes of this Article VIII, (a) references to “other enterprise” shall include any employee benefit plan; (b) references to “fines” shall include any excise taxes assessed on a person with respect to an employee benefit plan; (c) references to “serving at the request of the Corporation” shall include any service that imposes duties on, or involves services by, a person with respect to any employee benefit plan, its participants, or beneficiaries; and (d) a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interest of the Corporation” for purposes of Section 145 of the DGCL.
Section 9. Contract Rights. The rights provided to Indemnitees pursuant to this Article VIII shall be contract rights and such rights shall continue as to an Indemnitee who has ceased to be a director, officer, agent or employee and shall inure to the benefit of the Indemnitee’s heirs, executors and administrators.
Section 10. Severability. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Article VIII shall not in any way be affected or impaired thereby; and (b) to the fullest extent possible, the provisions of this Article VIII (including, without limitation, each such portion of this Article VIII containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to give effect to the intent manifested by the provision held invalid, illegal or unenforceable.
ARTICLE IX

FORUM FOR ADJUDICATION OF CERTAIN DISPUTES
Section 1. Forum for Adjudication of Certain Disputes. Unless the Corporation consents in writing to the selection of an alternative forum (an “Alternative Forum Consent”), the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a duty (including any fiduciary duty) owed by any current or former director, officer, stockholder, employee or agent of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation arising out of or relating to any provision of the General Corporation Law of Delaware or the Corporation’s Certificate of Incorporation or Bylaws (each, as in effect from time to time), or (iv) any action asserting a claim against the Corporation or any current or former director, officer, stockholder, employee or agent of the Corporation governed by the internal affairs doctrine of the State of Delaware; provided, however, that, in the event that the Court of Chancery of the State of Delaware lacks subject matter jurisdiction over any such action or proceeding, the sole and exclusive forum for such action or proceeding shall be another state or federal court located within the State of Delaware, in each such case, unless the Court of Chancery (or such other state or federal court located within the State of Delaware, as applicable) has dismissed a prior action by the same plaintiff asserting the same claims because such court lacked personal jurisdiction over an indispensable party named as a defendant therein. Unless the Corporation gives an Alternative Forum Consent, the federal district courts of the United States of America shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended. Failure to enforce the foregoing provisions would cause the Corporation irreparable harm and the Corporation shall be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Any person or entity purchasing, otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 1 of Article IX. The existence of any prior Alternative Forum Consent shall not act as a waiver of the Corporation’s ongoing consent right as set forth above in this Section 1 of Article IX with respect to any current or future actions or claims.
ARTICLE X

AMENDMENTS
Section 1. Amendments. These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the stockholders or by the Board of Directors; provided, however, that notice of such alteration, amendment, repeal or adoption of new Bylaws be contained in the notice of a meeting of the stockholders or Board of Directors, as the case may be, called for the purpose of acting upon any proposed alteration, amendment, repeal or adoption of new Bylaws. All such alterations, amendments, repeals or adoptions of new Bylaws must be approved by either the holders of a majority of the outstanding capital stock entitled to vote thereon or by a majority of the entire Board of Directors then in office. Any amendment to these Bylaws adopted by stockholders which specifies the votes that shall be necessary for the election of directors shall not be further amended or repealed by the Board of Directors.
Section 2. Entire Board of Directors. As used in this Article X and in these Bylaws generally, the term “entire Board of Directors” means the total number of directors which the Corporation would have if there were no vacancies.
* * *
Adopted as of: [•], 2023

EXHIBIT E
FORM OF

AGREEMENT AND PLAN OF MERGER

BY AND BETWEEN

PACIFIC WESTERN BANK

AND

BANC OF CALIFORNIA, N.A.
[ATTACHED]

EXHIBIT E
FORM OF
AGREEMENT AND PLAN OF MERGER
BY AND BETWEEN
PACIFIC WESTERN BANK
AND
BANC OF CALIFORNIA, N.A.
This Agreement and Plan of Merger (this “Agreement”), dated as of [•], is made by and between Pacific Western Bank, a California state-charted bank that is a member of the Federal Reserve System (“Pacific Western Bank”), and Banc of California, National Association, a national banking association (“Banc of California”). Each of Pacific Western Bank and Banc of California may be referred to individually as a “Party,” or together as the “Parties.”
WITNESSETH:
WHEREAS, Pacific Western Bank is a California state-chartered bank that is a member of the Federal Reserve System, all the issued and outstanding capital stock of which is owned as of the date hereof directly by PacWest Bancorp, a Delaware corporation (“PACW”);
WHEREAS, Banc of California is a national banking association, all the issued and outstanding capital stock of which is owned as of the date hereof by Banc of California, Inc., a Maryland corporation (“BANC”);
WHEREAS, PACW and BANC have entered into an Agreement and Plan of Merger, dated as of July 25, 2023, by and among PACW, BANC and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BANC (“Merger Sub”) (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, on the terms and subject to the conditions set forth in the Merger Agreement, (a) Merger Sub will merge with and into PACW (the “Merger”), with PACW continuing as the surviving entity in the Merger and (b) immediately following the Merger, PACW will merge with and into BANC (the “Second Step Merger,” and together with the Merger, the “Mergers”), with BANC continuing as the surviving corporation in the Second Step Merger;
WHEREAS, contingent upon the consummation of the Mergers, on the terms and subject to the conditions contained in this Agreement, the Parties intend with the approval of the California Department of Financial Protection and Innovation (the “CA DFPI”) and the Board of Governors of the Federal Reserve System (the “Federal Reserve”) to effect the merger of Banc of California with and into Pacific Western Bank (the “Bank Merger”), with Pacific Western Bank continuing as the resulting institution (the “Surviving Bank”) in accordance with Article 1, Chapter 4 of Division 1.6 and the other applicable provisions of California Financial Code (the “CFC”), the Bank Merger Act (the “BMA”), California General Corporation Law (the “CGCL”), and the National Bank Act (the “NBA”);
WHEREAS, the Parties’ respective boards of directors have each approved this Agreement and the Bank Merger unanimously;
WHEREAS, BANC, as the sole stockholder of Banc of California, has waived any newspaper publication requirement under the NBA and has approved, ratified and confirmed this Agreement, the Bank Merger and the principal terms thereof; and
WHEREAS, PACW, as the sole stockholder of Pacific Western Bank, has waived any newspaper publication requirement under the NBA and has approved, ratified and confirmed this Agreement, the Bank Merger and the principal terms thereof.
NOW, THEREFORE, in consideration of the premises and of the mutual agreements herein contained, the Parties do hereby agree as follows:
ARTICLE I

BANK MERGER
Section 1.01 The Merger. On the terms and subject to the conditions set forth in this Agreement and those set forth in the Merger Agreement, at the Effective Time (as defined below), in accordance with the applicable provisions of the CFC, BMA, CGCL and NBA, (a) the Bank Merger shall occur, (b) the separate corporate existence of Banc of California shall cease, and (c) Pacific Western Bank, as the Surviving Bank, shall continue its existence under the laws of the State of California. The effect of the Bank Merger shall be as prescribed by applicable law. All assets of Banc of California as they exist at the Effective Time shall pass to and vest in the Surviving Bank without any conveyance or other transfer. The Surviving Bank shall be responsible for all of the liabilities of every kind and description of each of the Parties existing as of the Effective Time. The name of the Surviving Bank will be “Banc of California” following the Effective Time. The home office of the Surviving Bank shall be [•].
Section 1.02 Closing. The closing of the Bank Merger will take place promptly following the effective time of the Second Step Merger or at such other time and date as specified by the Parties, but in no case prior to the effective time of the Second Step Merger or the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the Party entitled to satisfaction thereof, at such place as is agreed by the Parties.
Section 1.03 Effective Time. Prior to the Effective Time, Banc of California and Pacific Western Bank, respectively, shall execute and cause to be filed such certificates of merger and such other documents, instruments and certificates as are necessary to make the Bank Merger effective as soon as reasonably practicable after the effective time of the Second Step Merger. On the terms and subject to the conditions set forth in this Agreement and the Merger Agreement, as soon as reasonably practicable after the consummation of the Mergers, the Parties shall cause the Bank Merger to be consummated by filing a copy of this Agreement, certified by the Secretary of the State of California pursuant to Section 1103 of the CGCL, with the Commissioner of the CA DFPI pursuant to Section 4887 of the CFC. The Bank Merger shall become effective upon the time and date of such filing (the “Effective Time”).
Section 1.04 Articles of Incorporation and Bylaws of the Surviving Bank. The articles of incorporation and bylaws of Pacific Western Bank in effect immediately prior to the Effective Time shall be the articles of incorporation and the bylaws of the Surviving Bank, in each case until amended in accordance with applicable law and the terms thereof; provided, however, as necessary, and in accordance with the CFC, the articles of incorporation and bylaws shall be amended at the closing of the Bank Merger to reflect the name of the Surviving Bank as “Banc of California,” unless the parties hereto agree otherwise in writing.
Section 1.05 Board of Directors of the Surviving Bank. Effective as of the Effective Time, the board of directors of the Surviving Bank (and the chairmanship thereof) shall be as set forth in Section 6.12(b) of the Merger Agreement.
Section 1.06 Tax Treatment. It is the intention of the Parties that the Bank Merger be treated for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code.
ARTICLE II

CONSIDERATION
Section 2.01 Effect on Banc of California Capital Stock. By virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Banc of California, at the Effective Time, all shares of Banc of California capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.
Section 2.02 Effect on Pacific Western Bank Capital Stock. Each share of Pacific Western Bank capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.
Section 2.03 Dissenters’ Rights. The sole shareholder of Pacific Western Bank will not be entitled to dissenters’ rights pursuant to Sections 1300 of the CGCL, the CFC, the NBA, or the BMA, and accordingly, no shares of the Surviving Bank will be disposed of as the result of dissenting shareholders.

ARTICLE III

CONDITIONS PRECEDENT
Section 3.01 The Bank Merger and the respective obligations of each Party to consummate the Bank Merger are subject to the satisfaction or, to the extent permitted by applicable law, written waiver of each of the following conditions prior to the Effective Time:
(a) This Agreement shall have been ratified and approved by the written consent of the sole shareholder of each of Pacific Western Bank and Banc of California, in lieu of a meeting of stockholders.
(b) The Mergers shall have been consummated in accordance with the terms of the Merger Agreement.
(c) No order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Bank Merger shall be in effect and no law, statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal consummation of the Bank Merger.
ARTICLE IV

TERMINATION AND AMENDMENT
Section 4.01 Termination. This Agreement may be terminated at any time prior to the Effective Time by an instrument executed by each of the Parties. This Agreement will terminate automatically prior to the Effective Time upon the termination of the Merger Agreement without any further action of the Parties hereto. In the event of any termination of this Agreement as provided in this Section 4.01, this Agreement shall forthwith become void and have no effect.
Section 4.02 Amendment. This Agreement may not be amended, except by an instrument in writing executed and delivered by both Parties.
ARTICLE V

GENERAL PROVISIONS
Section 5.01 Representations and Warranties. Each of the Parties represents and warrants that this Agreement has been duly authorized, executed and delivered by such Party and (assuming due authorization, execution and delivery by the other Party) constitutes a valid and binding obligation of such Party, enforceable against it in accordance with the terms hereof (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar laws of general applicability affecting the rights of creditors generally and the availability of equitable remedies).
Section 5.02 Covenants. During the period from the date of this Agreement and continuing until the Effective Time, subject to the provisions of the Merger Agreement, each of the Parties agrees to use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement.
Section 5.03 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time.

Section 5.04 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, by email transmission (with confirmation), mailed by registered or certified mail (return receipt requested) or delivered by an express courier (with confirmation) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):
(a)	if to Banc of California, to:

Banc of California, N.A. 3 MacArthur Place Santa Ana, California 92707
	Attention:	Chief Executive Officer
	With a copy to:	General Counsel
	Email:	[REDACTED]@bancofcal.com;
	With a copy to:	[REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP One Manhattan West
New York, New York 10001
	Attention:	Sven Mickisch; Matthew Nemeroff
	Email Address:	sven.mickisch@skadden.com; matthew.nemeroff@skadden.com

and

(b)	if to Pacific Western Bank, to:

Pacific Western Bank 5050 S. Syracuse Street, Suite 1000 Denver, CO 80237
	Attention:	Angela M.W. Kelley
	Email:	[REDACTED]@pacwest.com

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 United States
	Attention:	H. Rodgin Cohen; Mark Menting
	Email:	cohenhr@sullcrom.com; mentingm@sullcrom.com

and

1888 Century Park East Los Angeles, CA 90067-1725 United States
	Attention:	Patrick Brown
	Email:	brownp@sullcrom.com

Section 5.05 Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 5.06 Counterparts. This Agreement may be executed in counterparts, both of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the Parties and delivered to the other Party, it being understood that all Parties need not sign the same counterpart.
Section 5.07 Entire Agreement. This Agreement and the Merger Agreement constitute the entire agreement between the Parties and supersedes all prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter hereof.
Section 5.08 Governing Law. Other than the provisions of the CFC, BMA, CGCL and the NBA that are expressly applicable to the Bank Merger, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to choice of law principles that would apply the laws of a different jurisdiction.
Section 5.09 Assignment. Neither this Agreement nor any of the rights, interests or obligations may be assigned by any of the Parties and any attempted assignment in contravention of this Section 5.09 shall be null and void.
[Signature page follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.
BANC OF CALIFORNIA, NATIONAL ASSOCIATION

By:
Name:
Title:

By:
Name:
Title:

PACIFIC WESTERN BANK

By:
Name:
Title:

By:
Name:
Title:
[Signature Page to the Bank Merger Agreement]

Annex B
INVESTMENT AGREEMENT

by and between

BANC OF CALIFORNIA, INC.,

WP CLIPPER GG 14 L.P.

and

WP CLIPPER FS II L.P.

Dated as of July 25, 2023

B-i

LIST OF EXHIBITS
B-ii

INDEX OF DEFINED TERMS
Activist Investor	B-32
affiliate	B-48
Agreement	B-1
Articles Supplementary	B-1
As-Converted Basis	B-35
BHC Act	B-7
Board of Directors	B-9
Board Representative	B-35
business day	B-48
Chosen Courts	B-48
CIBC Act	B-21
Claim Notice	B-39
Closing	B-2
Closing Date	B-2
Code	B-13
Common Stock	B-2
Company	B-1
Company Articles	B-1
Company Bank	B-2
Company Benefit Plans	B-14
Company Bylaws	B-10
Company Disclosure Schedule	B-7
Company Equity Awards	B-8
Company Fundamental Rep	B-40
Company Opportunity	B-42
Company Options	B-8
Company Preferred Stock	B-8
Company PSU Award	B-8
Company Regulatory Agreement	B-17
Company Reports	B-11
Company RSU Awards	B-8
Company Share Issuance	B-2
Company Stock Plans	B-9
Company Stockholders Meeting	B-9
Company Subsidiary	B-7
Confidential Information	B-26
Confidentiality Agreement	B-26
Data Breach	B-16
De Minimis Claim	B-40
Direct Claim	B-39
Director Rights Period	B-36
E.U.	B-33
Enforceability Exceptions	B-9
Equity Commitment Letter	B-1
Equity Financing	B-21
ERISA	B-14
Exchange Act	B-10
Excluded Issuance	B-35
Exemption Amendment	B-24
FDIC	B-6
B-iii

Federal Reserve	B-10
Fraud	B-45
GAAP	B-6
Governmental Entity	B-3
Gross-up Right	B-33
Indemnified Party	B-39
Indemnifying Party	B-39
Information Rights Period	B-25
Institutional Accredited Investor	B-18
Investment Amount	B-5
Law	B-2
Liens	B-9
Limited Guarantee	B-1
Losses	B-38
made available	B-48
Maryland Department of State	B-1
Material Adverse Effect	B-6
Materially Burdensome Condition	B-37
Merger	B-1
Merger Agreement	B-1
Merger Sub	B-1
Mergers	B-1
Non-Party Affiliates	B-42
Non-Voting Common Equivalent Stock	B-1
Non-Voting Common Stock	B-2
NYSE	B-3
OFAC	B-33
Order	B-2
ordinary course	B-48
ordinary course of business	B-48
Other Investment Agreement	B-8
Other Warrants	B-9
PACW	B-1
PACW NDA	B-26
Pandemic	B-7
Pandemic Measures	B-7
Participation Portion	B-33
party	B-48
Per Share Issue Price	B-5
Permitted Transfer	B-31
Permitted Transferee	B-31
person	B-48
Personal Data	B-15
Placement Agent	B-12
Pre-Closing Period	B-28
Proposed Securities	B-33
Purchaser	B-1
Purchaser Fundamental Rep	B-41
Registration Rights Agreement	B-2
Representatives	B-26
Requisite Regulatory Approvals	B-44
B-iv

Requisite Stockholder Vote	B-9
Response Notice	B-39
Sanctioned Party	B-33
Sanctions	B-33
Second Step Merger	B-1
Securities	B-1
Securities Act	B-11
Sponsors	B-1
SRO	B-10
Subsidiary	B-7
Tax	B-14
Tax Return	B-14
Taxes	B-14
Termination Date	B-44
Third Party Claim	B-39
Threshold Amount	B-40
Total Shares Issued	B-5
Transfer	B-33
U.K.	B-33
U.N.	B-33
U.S.	B-48
Voting Common Stock	B-1
Voting Regulatory Approvals	B-25
Voting Shares Issued	B-5
Warrant	B-1
WPFSII2 Purchaser	B-1
WPGG14 Purchaser	B-1
B-v

INVESTMENT AGREEMENT, dated as of July 25, 2023 (this “Agreement”), by and between BANC OF CALIFORNIA, INC., a Maryland corporation (the “Company”), WP CLIPPER GG 14 L.P., an Exempted Limited Partnership registered in the Cayman Islands (“WPGG14 Purchaser”), and WP CLIPPER FS II L.P., an Exempted Limited Partnership registered in the Cayman Islands (“WPFSII Purchaser” and, together with WPGG14 Purchaser, collectively, the “Purchaser”).
RECITALS:
A. The Merger Agreement. Concurrently with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), the Company and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, the Company will consummate a strategic business combination transaction whereby (a) Merger Sub will merge with and into PACW (the “Merger”), so that PACW is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, the Company shall cause PACW to be merged with and into the Company (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that the Company is the surviving corporation in the Second Step Merger.
B. The Investment. In connection with the Mergers, the Company desires to sell and issue to Purchaser, and Purchaser desires to purchase from the Company, as an investment in the Company, shares of (a) voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”) and (b) non-voting common equivalent stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Articles Supplementary of the Non-Voting Common Equivalent Stock, in the form attached hereto as Exhibit A (the “Articles Supplementary”), which shall be made a part of the Company’s Second Articles of Restatement (the “Company Articles”), by the filing of the Articles Supplementary with the Maryland Department of Assessments and Taxation, Business Services Division (the “Maryland Department of State”).
C. The Warrant. In connection with the purchase, sale and issuance of the Voting Common Stock and Non-Voting Common Equivalent Stock at the Closing (as defined below), the Company will issue to Purchaser a warrant (the “Warrant”) to purchase shares of Non-Voting Common Equivalent Stock in accordance with the terms of the Warrant, in substantially the form attached hereto as Exhibit B.
D. Equity Commitment. As a condition and inducement to the willingness of the Company to enter into this Agreement, Warburg Pincus (Callisto) Global Growth 14 (Cayman), L.P., Warburg Pincus (Europa) Global Growth 14 (Cayman) L.P., Warburg Pincus Global Growth 14-B (Cayman) L.P., Warburg Pincus Global Growth 14-E (Cayman) L.P., WP Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Global Growth 14 Partners (Cayman), L.P., Warburg Pincus Financial Sector II (Cayman), L.P., Warburg Pincus Financial Sector II-E (Cayman), L.P. and Warburg Pincus Financial Sector II Partners (Cayman), L.P. (the “Sponsors”) have duly executed and delivered to Purchaser an equity commitment letter, a copy of which is attached hereto as Exhibit C (such equity commitment letter, including all amendments, exhibits, attachments, appendices and schedules thereto, the “Equity Commitment Letter”), to provide Purchaser the amount of cash equity financing set forth therein, subject to the terms and conditions thereof.
E. Limited Guarantee. As a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors have provided a limited guarantee in favor of the Company, a copy of which is attached hereto as Exhibit D, pursuant to which the Sponsors have agreed to guarantee certain payment obligations of Purchaser hereunder, subject to the terms and conditions thereof (the “Limited Guarantee”).
F. The Securities. The term “Securities” refers collectively to the (a) (i) shares of Voting Common Stock and Non-Voting Common Equivalent Stock and (ii) Warrant, in each case, issuable pursuant hereto, (b) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock issuable pursuant hereto, (c) shares of Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant and (d) shares of Voting Common Stock to be issued upon the conversion of the Non-Voting Common Equivalent Stock to be issued upon the exercise of the Warrant. When purchased, the shares of Voting Common Stock and Non-Voting Common Equivalent Stock purchased hereunder will be evidenced by book-entry notation.

G. Registration Rights Agreement. At the Closing, the Company and Purchaser will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit E (the “Registration Rights Agreement”).
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I

PURCHASE; CLOSING
Section 1.1 Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Purchaser shall purchase from the Company, and the Company shall sell and issue to Purchaser, the number of duly authorized, validly issued, fully-paid and non-assessable shares of (i) Voting Common Stock, free and clear of all Liens (as defined below) (other than transfer restrictions imposed under this Agreement or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(A), and (ii) Non-Voting Common Equivalent Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Articles Supplementary or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(B) and (b) the Company shall issue to Purchaser a duly authorized, validly issued and non-assessable Warrant to purchase a certain number of shares of Non-Voting Common Equivalent Stock determined in accordance with the terms hereof and of the Warrant, free and clear of all Liens (other than the transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws) (clauses (a)-(b), collectively, the “Company Share Issuance”). As used herein, “Common Stock” shall mean shares of Voting Common Stock and/or Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock”), as applicable.
Section 1.2 Closing.
(a) Time and Date of Closing. Subject to the satisfaction or, to the extent permitted by Law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted by Law, written waiver of those conditions by the party entitled to grant such waiver), the closing of the Company Share Issuance (the “Closing”) shall take place substantially concurrently with the consummation of the Merger, remotely by the electronic exchange of counterpart signature pages to the documents and agreements contemplated hereby to be executed and delivered at the Closing or such other date and/or location as agreed in writing by the parties. The date on which the Closing occurs is referred to as the “Closing Date.” The Company shall (i) use reasonable best efforts to provide Purchaser with at least five (5) business days prior written notice of the expected closing date of the Merger and (ii) provide Purchaser with notice of the Condition Satisfaction Date (as defined in the Merger Agreement) no later than 1:00 p.m. Eastern Time on the date on which it occurs; provided that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the Condition Satisfaction Date shall be deemed to be the business day following such day.
(b) Closing Conditions.
(i) The obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser and the Company prior to the Closing of the following conditions:
(1) no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) or other legal restraint or prohibition preventing the consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or prohibiting, restraining or enjoining Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof shall be in effect (and none of Purchaser, the Company or Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of the Company (“Company Bank”) shall have received any formal written communication from any Governmental Entity asserting any of the foregoing that shall not have been withdrawn). No applicable law, statute, code, ordinance, rule, regulation, requirement, policy or guideline of any Governmental Entity or stock exchange or Order (each, a “Law”) shall have been enacted, entered, promulgated or enforced (which remains in effect) by any court, administrative agency or commission or other governmental authority or instrumentality or SRO of competent jurisdiction (each, a “Governmental Entity”) that prohibits or makes illegal consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or that prohibits, restrains or enjoins Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof;
(2) any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case, if required to effect the issuance of Voting Common Stock in lieu of Non-Voting Common Equivalent Stock pursuant to Section 3.1(f);
(3) Purchaser shall have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the Closing will not result in Purchaser being deemed to have, or have acquired, “control” of the Company or any of its Subsidiaries (including the Company Bank) for purposes of the BHC Act or CIBC Act and the applicable implementing regulations thereunder, either (A) individually or (B) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by this Agreement contemplated to occur at the Closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225);
(4) the Company shall have filed the requisite Supplemental Listing Application in respect of the Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant to the Articles Supplementary and (II) for which the Warrant may be exercised, in each case, in accordance with rules of the New York Stock Exchange (the “NYSE”), and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance;
(5) all of the conditions to the Closing of the Merger set forth in the Merger Agreement shall have been satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement), other than those conditions that by their nature can only be satisfied or waived at the closing of the Merger (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement)), and the Merger shall have been consummated, or will be consummated substantially concurrently with the Closing, in accordance with the terms and conditions of the Merger Agreement;
(6) the Company shall have delivered to Purchaser the items described in Section 1.2(c)(i); and
(7) the purchase and sale of shares of Voting Common Stock and Non-Voting Common Equivalent Stock (with proceeds to the Company in an amount, which together with the Investment Amount, is greater than or equal to $400,000,000) shall have been consummated, or will be consummated substantially concurrently with the Closing, in all material respects in accordance with the terms and conditions of such Other Investment Agreement(s).
(ii) The obligation of Purchaser to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser prior to the Closing of each of the following additional conditions:
(1) the representations and warranties of the Company contained in (A) Section 2.2(b)(i), Section 2.2(c)(iii), Section 2.2(g), Section 2.2(h)(i) and Section 2.2(r) shall be true and correct (other than, in the case of Section 2.2(b)(i), such failures to be true and correct as are de minimis) in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); (B) Section 2.2(a)(i)-(iii), Section 2.2(b)(ii) and Section 2.2(c)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties) shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); and (C) all other representations and warranties of the Company set forth in Section 2.2 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that, for purposes of this subclause (C), such representations and warranties shall be deemed to be true and correct unless the failure(s) of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect;
(2) the Company shall have performed and complied with, in all material respects, all obligations, covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder;
(3) since the date hereof, no Material Adverse Effect shall have occurred and no circumstance, event, change, occurrence, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(4) Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying to the effect that the conditions set forth in Section 1.2(b)(ii)(1), Section 1.2(b)(ii)(2) and Section 1.2(b)(ii)(3) have been satisfied; and
(5) Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company, dated as of the Closing Date, certifying that (i) attached thereto are true and complete copies of the resolutions adopted by (x) the Board of Directors and (y) the board of directors of Company Bank, in each case, relating to this Agreement and/or the Merger Agreement (as applicable) and the transactions contemplated by hereby and/or thereby (as applicable), and that such resolutions are in full force and effect and are the resolutions adopted in connection herewith or therewith (as applicable), and (ii) (A) attached thereto are true and complete copies of the Company Articles and Company Bylaws and comparable governing or organizational documents of Company Bank and (B) such governing or organizational documents are in full force and effect as of the Closing Date.
(iii) The obligation of the Company to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company prior to the Closing of the following additional conditions:
(1) the representations and warranties of Purchaser contained herein (without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties) shall be true and correct as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties, would not prevent or materially impair or delay the ability of Purchaser to consummate the Closing;
(2) Purchaser shall have performed and complied with, in all material respects, all covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder; and
(3) the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an authorized signatory of Purchaser certifying to the effect that the conditions set forth in Section 1.2(b)(iii)(1) and Section 1.2(b)(iii)(2) have been satisfied.

(c) Closing Deliveries.
(i) At the Closing, the Company will deliver to Purchaser:
(1) evidence in a form reasonably acceptable to Purchaser of book-entry notation in the name of Purchaser of an aggregate amount of shares of Voting Common Stock and Non-Voting Common Equivalent Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Articles Supplementary (as applicable) or applicable securities Laws), equal to (x) the Investment Amount (as defined below), divided by (y) the Per Share Issue Price (as defined below), rounded down to the nearest whole share (such number of shares, the “Total Shares Issued”), as follows: (A) a number of shares of Voting Common Stock (rounded to the nearest whole share) equal to (I) the Company’s good faith estimate (which estimate the Company shall provide to Purchaser not later than two (2) business days prior to the expected Closing Date) of the total number of shares of Voting Common Stock that will be issued and outstanding immediately following consummation of the Mergers, the Company Share Issuance and the issuance of shares of Voting Common Stock issued pursuant to any Other Investment Agreement, multiplied by (II) 9.9% (such number of shares, the “Voting Shares Issued”) minus the number of shares of Voting Common Stock owned by Purchaser as of the Closing Date (as notified by Purchaser to the Company two (2) days prior to the Closing Date), and (B) to the extent that the Total Shares Issued exceeds the Voting Shares Issued, a number of shares of Non-Voting Common Equivalent Stock that is equal to the Total Shares Issued minus the Voting Shares Issued;
(2) the Warrant to purchase a number of duly authorized, validly issued and non-assessable shares of Non-Voting Common Equivalent Stock in an amount equal to (x) the Total Shares Issued, multiplied by (y) 60% (as such number may be adjusted in accordance with the terms of the Warrant), duly executed by the Company, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws);
(3) evidence, reasonably satisfactory to Purchaser, that the Articles Supplementary (A) has been filed with and accepted by the Maryland Department of State and (B) is in full force and effect as of the Closing;
(4) each of the certificates referenced in Sections 1.2(b)(ii)(4) and 1.2(b)(ii)(5);
(5) a counterpart signature page, duly executed by the Company, to the Registration Rights Agreement; and
(6) customary written legal opinions of outside counsel to the Company as to (x) the due authorization, valid issuance and non-assessability of the Securities and (y) the exemption from registration of the Securities, in each case, in connection with the Company Share Issuance.
(ii) If, prior to the Closing, the outstanding shares of Voting Common Stock shall have been changed into a different number or kind of shares or securities, in any such case as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, or there shall be any extraordinary dividend or distribution denominated in shares of Voting Common Stock, an appropriate and proportionate adjustment shall be made to the (A) number of shares of Voting Common Stock to be delivered pursuant to Section 1.2(c)(i)(1)(A), (B) number of shares of Non-Voting Common Equivalent Stock to be delivered pursuant to Section 1.2(c)(i)(1)(B) and (C) Warrant to be delivered pursuant to Section 1.2(c)(i)(2), in each case, to give Purchaser the same economic effect as contemplated by this Agreement prior to such event.
(iii) At the Closing, Purchaser will deliver to the Company:
(1) for the Total Shares Issued, by wire transfer of immediately available funds to an account designated by the Company in writing at least five (5) business days prior to the Closing Date, a per share purchase price of $12.30 (the “Per Share Issue Price”) and an aggregate purchase price of $325,000,000 (the “Investment Amount”);
(2) the certificate referenced in Section 1.2(b)(iii)(3); and
(3) a counterpart signature page, duly executed by Purchaser, to the Registration Rights Agreement.

ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1 Material Adverse Effect.
(a) As used herein, the term “Material Adverse Effect” means (w) any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact or effects of any (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including any Pandemic Measures) of general applicability to companies in the industries in which the Company and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Company or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, the Merger Agreement or any Other Investment Agreement, public disclosure or consummation of the transactions contemplated hereby or thereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)) or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser in contemplation of the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement (other than actions taken or not taken by the Company during the Pre-Closing Period in connection with obtaining the approvals of any Governmental Entities in connection with the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement ), (F) decline in the trading price of the Company’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso), (G) any stockholder litigation arising out of, related to, or in connection with this Agreement, the Merger Agreement or any Other Investment Agreement, the Mergers or the Company Share Issuance that is brought or threatened against the Company or the Board of Directors from and following the date of this Agreement and prior to the Closing (“Stockholder Litigation”) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)), or (H) expenses incurred by the Company in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement; except, with respect to the foregoing subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate) or (ii) the ability of the Company to timely consummate the Closing, (x) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) or (2) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank, a California-chartered non-member bank and, prior to the Mergers, a wholly-owned Subsidiary of PACW, (y) with respect to the Company, (1) the Company’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount (as defined below) or (2) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Company Bank or (z) (1) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW shall be less than the amount set forth in Section 2.1(a)(1) of the Company Disclosure Schedule or (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of the Company shall be less than the amount set forth in Section 2.1(a)(2) of the Company Disclosure Schedule.
(b) As used herein:
(i) “Pandemic” means any outbreaks, epidemics or pandemics, or any variants, evolutions or mutations thereof, and the governmental and other responses thereto;
(ii) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws or policies or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and
(iii) “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.
Section 2.2 Representations and Warranties of the Company. Except as disclosed in (i) the disclosure schedule delivered by the Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided that (A) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (B) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect, and (C) any disclosures made with respect to a section of this Section 2.2 shall be deemed to qualify any other section of this Section 2.2 (1) specifically referenced or cross-referenced or (2) if it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section or (ii) any Company Reports publicly filed by the Company after January 1, 2023 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Purchaser as follows:
(a) Corporate Organization.
(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (“BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the Company Articles and the Company Bylaws (as defined below) as in effect as of the date of this Agreement have been made available to Purchaser.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Subsidiary of the Company (a “Company Subsidiary”) (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 2.2(a)(ii) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date hereof.
(iii) The deposit accounts of Company Bank, are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(iv) As of the date hereof, other than as set forth in Section 2.2(a)(iv) of the Company Disclosure Schedule, the Company does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary of the Company.
(b) Capitalization.
(i) The authorized capital stock of the Company consists of 450,000,000 shares of Voting Common Stock, including 3,136,156 shares of Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “Company Preferred Stock”). As of July 24, 2023, there were 57,431,871 shares of Common Stock issued and outstanding and (in addition to the foregoing) (A) 8,383,337 shares of Common Stock held in treasury, (B) 543,620 shares of Common Stock reserved for issuance upon the settlement of outstanding time-based restricted stock unit awards (“Company RSU Awards” and, together with the performance-based restricted share unit award in respect of shares of Common Stock granted under the Company Stock Plans that is outstanding immediately prior to the effectiveness of the Merger (a “Company PSU Award”) and the Company Options, the “Company Equity Awards”), (C) 806,590 shares of Common Stock reserved for issuance upon the settlement of outstanding Company PSU Awards (assuming performance goals are satisfied at the maximum level), (D) 14,904 shares underlying unexercised stock options granted under the Company Stock Plans (“Company Options”) and (E) zero shares of the Company Preferred Stock outstanding. As of the date hereof, except as set forth in the immediately preceding sentence, as contemplated hereby, as contemplated by any other contract or agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock with proceeds to the Company in an amount, together with the Investment Amount, of $400,000,000 and entered into in furtherance of the transactions contemplated by the Merger Agreement (each, an “Other Investment Agreement”) and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Voting Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. As of the date hereof, other than (1) the Company Equity Awards issued prior to the date hereof as described in this Section 2.2(b) or (2) as set forth in the Merger Agreement, this Agreement or any Other Investment Agreement, there are no (x) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or (y) contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than this Agreement and any Other Investment Agreement, there are no voting trusts, shareholder agreements, proxies or other similar agreements in effect to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of Voting Common Stock or other equity interests of the Company. As used herein, “Company Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(ii) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Company Subsidiary, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as contemplated by the Merger Agreement, no Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
(c) Authority; No Violation.
(i) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Stockholder Vote and other actions described in this Section 2.2(c) and Section 2.2(d), to consummate the Closing. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by the board of directors of the Company (the “Board of Directors”), and the Board of Directors has adopted this Agreement and declared its advisability. As of or prior to the date hereof, the Board of Directors has determined that (A) the Company Share Issuance, on the terms and subject to the conditions set forth herein, (B) the issuance of shares of Voting Common Stock pursuant to the Merger Agreement and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, and (C) the issuance of the shares of Voting Common Stock and Non-Voting Common Equivalent Stock and the Warrant(s) (as defined in each Other Investment Agreement, the “Other Warrants”), in each case, pursuant to the Other Investment Agreements and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, in each case, are in the best interests of the Company and its stockholders and has directed that such issuances of shares of Voting Common Stock and Non-Voting Common Equivalent Stock pursuant to this Agreement, the Merger Agreement and each Other Investment Agreement be submitted to the holders of Voting Common Stock for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (x) the approval of the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement and the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock, including shares of Voting Common Stock or Non-Voting Common Equivalent Stock for which the Other Warrants may be exercised, pursuant to each Other Investment Agreement by the affirmative vote of a majority of votes cast by holders of shares of Voting Common Stock at the meeting of the Company’s stockholders at which a vote is taken with respect to such issuances (the “Requisite Stockholder Vote” and such meeting, the “Company Stockholders Meeting”) and (y) any other approvals, adoptions, authorizations and consents of the Company and its Subsidiaries necessary to consummate the Mergers set forth in Section 4.3(a) of the Merger Agreement, no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to approve or adopt this Agreement or for the Company to perform its obligations hereunder or consummate the Closing. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).

(ii) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the consummation by the Company of the Company Share Issuance, or compliance by the Company with any of the terms or provisions hereof, will (A) violate any provision of the Company Articles or the Sixth Amended and Restated Bylaws of the Company (the “Company Bylaws”) or (B) assuming that the consents and approvals referred to in Section 2.2(d) are duly obtained, (x) violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(iii) The shares of Voting Common Stock to be issued hereunder have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect thereof. The shares of Non-Voting Common Equivalent Stock (A) to be issued hereunder and (B) for which the Warrant may be exercised, in each case, have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect of any such issuance or exercise. Neither the Voting Common Stock nor the Non-Voting Common Equivalent Stock will be issued in violation of any applicable Law.
(d) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock and shares of Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant hereto and (II) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, (iii) the filing of the Articles Supplementary with the Maryland Department of State and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, the Company has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(e) Reports.
(i) As of the date hereof, the Company and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (A) any state regulatory authority, (B) the SEC, (C) the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”), (D) the Office of the Comptroller of the Currency, (E) any foreign regulatory authority and (F) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the U.S., any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Subject to Section 6.13, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, (x) no Governmental Entity has initiated or has pending any proceeding or, to the Company’s knowledge, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, which remains unresolved, (y) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (z) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021; in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by the Company to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date hereof, (A) no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and (B) there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.
(f) Financial Statements.
(i) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021 and prior to the date hereof, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability required by GAAP to be reflected on a consolidated balance sheet of the Company (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since

March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement, the Merger Agreement or each Other Investment Agreement and the transactions contemplated hereby or thereby and (iv) obligations under this Agreement, the Merger Agreement or any Other Investment Agreement.
(iii) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has (x) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors any (A) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(iv) Since January 1, 2021, (A) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company.
(v) As of June 30, 2023, the Company’s Net Wholesale Funding Amount (as such term is defined it the Merger Agreement) was equal to the amount set forth in Section 2.2(f)(v) of the Company Disclosure Schedule (the “BANC Reference Net Wholesale Funding Amount”).
(g) Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (the “Placement Agent”) and Piper Sandler & Co., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder, placement agent or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Company Share Issuance and the transactions contemplated hereby.
(h) Absence of Certain Changes or Events.
(i) Since January 1, 2021 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.

(ii) Since January 1, 2021 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the Merger Agreement and each Other Investment Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
(i) Legal Proceedings. As of the date hereof, subject to Section 6.13:
(i) neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to the Company’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, the Company or any of its Subsidiaries or any of their respective businesses, (ii) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements; and
(ii) there is no Order imposed upon the Company, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(j) Taxes and Tax Returns.
(i) Each of the Company and its Subsidiaries has duly and timely filed (including all valid applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any material liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Internal Revenue Code of 1986 (the “Code”) of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has the Company been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.

(ii) As used herein, (A) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; and (B) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
(k) Employees and Employee Benefit Plans.
(i) As used herein, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(ii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan under Section 401(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in a transaction that could subject the Company or any of its Subsidiaries to a material tax or material penalty pursuant to Section 4975 or 4976 of the Code or Section 502 of ERISA.
(iii) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of its Subsidiaries or ERISA Affiliates, at any time during the last six years, contributed to or been obligated to contribute to an employee benefit plan subject to Title IV or Section 302 of ERISA. None of the Company, its Subsidiaries nor any ERISA Affiliate (as defined below) has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan. As used herein, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(iv) Neither the Company, nor any of its Subsidiaries, sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(v) All contributions required to be made to any Company Benefit Plan by Law or any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.
(vi) Other than as provided herein, the Other Investment Agreements or the Merger Agreement, none of the execution and delivery of this Agreement, the Other Investment Agreements or the Merger Agreement, the transactions contemplated by this Agreement, the Other Investment Agreements or the Merger Agreement or the Company Share Issuance will (either alone or in conjunction with any other event) (A) entitle any employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (B) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (C) accelerate the timing of or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (E) result in any “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(vii) The Company and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, compensation and benefits, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(l) Compliance with Applicable Law and Privacy Obligations.
(i) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with any Law applicable to the Company or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (A) used any funds of the Company or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries, (C) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (D) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries, (E) made any fraudulent entry on the books or records of the Company or its Subsidiaries or (F) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or its Subsidiaries, or is currently subject to any U.S. Sanctions administered by OFAC.
(iii) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (A) loss or misuse of Personal Data, (B) unauthorized or unlawful operations performed upon Personal Data or (C) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (A) through (C), a “Data Breach”). The Company has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to the Company’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of the Company and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data.
(iv) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (A) Company Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(m) Agreements with Governmental Entities. Subject to Section 6.13, as of the date hereof, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist Order, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or has been ordered to pay any material civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any board resolutions at the direction of, any Governmental Entity, in each case, that (A) currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or (B) in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, threatened verbally, since January 1, 2021 through the date hereof, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.
(n) Investment Securities and Commodities.
(i) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the Company Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(ii) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to Purchaser the material terms of such policies, practices and procedures.
(o) Loan Portfolio.
(i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest. Section 2.2(o)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Loan of the Company and its Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) has been secured by valid Liens, as applicable, and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(iii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each outstanding Loan of the Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.

(iv) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(p) Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Voting Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(q) Offering of Securities. Neither the Company, nor any of its Subsidiaries, nor any person acting on its or their behalf has (i) directly or indirectly, taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant hereto under the Securities Act and the rules and regulations of the SEC promulgated thereunder) that might subject the Company Share Issuance to the registration requirements of the Securities Act or (ii) offered the Securities or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors, each of which has been offered the Securities at a private sale for investment. As used herein, “Institutional Accredited Investor” means an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. None of the Company nor any of its Subsidiaries has offered the Securities or any similar securities during the six (6) months prior to the date hereof to anyone, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors. The Company has no intention to offer the Securities or any similar security during the six (6) months from the date hereof, except as contemplated by the Merger Agreement, this Agreement or each Other Investment Agreement.
(r) Other Investments. The per-share purchase price of the shares of Common Stock purchased under each Other Investment Agreement is not less than the Per Share Issue Price. Except as expressly set forth in the Other Investment Agreements executed as of the date of this Agreement and that has been delivered to Purchaser concurrently with the execution of this Agreement, each Other Investment Agreement does not include provisions that are more favorable to the purchaser party thereto compared to the rights, benefits and obligations of Purchaser under this Agreement (it being understood that each Other Investment Agreement may differ with respect to such other purchaser’s governance rights with respect to the Company). Except as set forth in the preceding sentence with the respect to the provisions of any Other Investment Agreement, neither the Company nor any of its Subsidiaries has entered into any (or modified any existing) contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that has the effect of establishing rights or otherwise benefiting such other purchaser in a manner more favorable to such purchaser than the rights, benefits and obligations of Purchaser in this Agreement.
(s) General Solicitation. Neither the Company, nor any Company Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities, including any (i) article, advertisement, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; (ii) website posting or widely distributed email; or (iii) seminar or meeting whose attendees have been invited by any general solicitation or general advertising.

(t) No Other Representations or Warranties.
(i) Except for the representations and warranties made by the Company in this Section 2.2, neither the Company, any of its Subsidiaries nor any other person makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company, any of its Subsidiaries nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, (B) except for the representations and warranties made by the Company in this Section 2.2, any oral or written information presented to Purchaser or any of its affiliates or its or their respective Representatives in the course of (x) their due diligence investigation of the Company or its Subsidiaries, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby or (C) PACW, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects.
(ii) The Company acknowledges and agrees that neither Purchaser nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.3, the Equity Commitment Letter or the Limited Guarantee.
Section 2.3 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company that:
(a) Corporate Organization.
(i) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser has the corporate, partnership or limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
(ii) As of the date hereof, Purchaser does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture or other entity.
(b) Authority; No Violation.
(i) Purchaser has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.3(b) and Section 2.3(c), to consummate the Closing. The execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by Purchaser’s board of directors or other equivalent governing body, as applicable. No other corporate proceedings on the part of Purchaser or any of Purchaser’s partners or equityholders are necessary to approve or adopt this Agreement, for Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(ii) Neither the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder nor consummation by Purchaser of the transactions contemplated hereby, including the Company Share Issuance, nor compliance by Purchaser with any of the terms or provisions hereof, will (A) violate any provision of Purchaser’s certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) or (B) assuming that the consents and approvals referred to in Section 2.3(c) are duly obtained, (x) violate any Law applicable to Purchaser or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to consummate the Company Share Issuance and the other transactions contemplated by this Agreement.
(c) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock and shares of Voting Common Stock (A) issued hereunder and (B) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (I) that shall be issuable pursuant hereto and (II) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, (iii) the filing of the Articles Supplementary with the Maryland Department of State and (iv) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, Purchaser has no knowledge of any reason why the necessary regulatory approvals and consents, or satisfaction of the condition set forth in Section 1.2(b)(i)(3), will not be received or satisfied, as applicable, in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(d) Purchase for Investment. Purchaser acknowledges that the Securities have not been registered under the Securities Act or under any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, that the Securities will be characterized as “restricted securities” under federal securities Laws, and that under such Laws the Securities cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. Purchaser (i) is acquiring its beneficial ownership interest in the Securities solely for investment purposes for its own account or for an account over which it exercises discretion for another qualified institutional buyer or accredited investor, and with no present intention of or view towards selling or distributing any of the Securities to any other person, (ii) has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities other than with respect to any transfer to the Specified Person pursuant to Section 4.2(c)(iv), (iii) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, (iv) is sophisticated and has such knowledge and experience in financial and business matters and in investments of this type that it is capable of independently evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (v) is an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)).
(e) No “Bad Actor” Disqualification Events. Neither Purchaser nor, to Purchaser’s knowledge, its affiliates, nor any of their respective officers, directors, employees, agents, partners or members, is subject to any “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act.

(f) Information. Purchaser (i) is not being provided with disclosures that would be required if the offer and sale of the Securities were registered under the Securities Act, nor is Purchaser being provided with any offering circular or prospectus prepared in connection with the offer and sale of the Securities; (ii) has had the opportunity to ask questions of and receive answers from the Company directly; (iii) has been provided a reasonable opportunity to undertake and has undertaken its own examination of the Company and its Subsidiaries, PACW and its Subsidiaries and the terms of the Securities to the extent Purchaser deems necessary to make its decision to invest in the Securities and (iv) has availed itself of publicly available financial and other information concerning the Company and its Subsidiaries and PACW and its Subsidiaries to the extent Purchaser deems necessary to make its decision to purchase the Securities. Purchaser has sought such accounting, legal and tax advice as it has considered necessary or advisable to make an informed investment decision, without reliance on the Placement Agent, with respect to its acquisition of the Securities. Purchaser is only relying on the representations and warranties contained in Section 2.2 in making its investment decision, and not any other statements made by the Company or any of its Representatives.
(g) Ability to Bear Economic Risk of Investment. Purchaser recognizes that an investment in the Securities involves substantial risk. Purchaser has the ability to bear the economic risk of the prospective investment in the Securities, including the ability to hold the Securities indefinitely, and further including the ability to bear a complete loss of all of Purchaser’s investment in the Company.
(h) Ownership. As of the date hereof, neither Purchaser nor any of its affiliates (other than any affiliate with respect to which Purchaser is not the party exercising control over investment decisions) are the owners of record or the Beneficial Owners (as such term is defined under Rule 13d-3 under the Exchange Act) of shares of Common Stock or securities convertible into or exchangeable for Common Stock.
(i) Bank Regulatory Matters.
(i) Assuming the accuracy of the representations and warranties of the Company set forth in Section 2.2(b)-(c), consummation of the transactions contemplated hereby will not cause Purchaser (together with any of its affiliates) to, directly or indirectly, own, control or have the power to vote ten percent (10.0%) or more of any class of voting securities of the Company for purposes of the BHC Act or the Change in Bank Control Act of 1978 (the “CIBC Act”) or their respective implementing regulations.
(ii) Other than the Specified Person, Purchaser is not “acting in concert” (as that term is defined in Regulation Y) with any other person in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements.
(iii) Neither Purchaser nor any of its affiliates for purposes of the BHC Act is a bank holding company or “controls” a bank (as that term is defined under the BHC Act or its implementing regulations).
(j) Equity Financing.
(i) As of the date hereof, Purchaser has provided the Company with a true, complete and correct copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, on the terms and subject to the conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third party beneficiary thereof to the extent, and subject to the conditions and limitations, set forth therein.
(ii) The Equity Commitment Letter (A) is in full force and effect, (B) is a legal, valid and binding agreement of Purchaser and the Sponsors, as applicable, enforceable against Purchaser and the Sponsors, as applicable, in accordance with its terms and (C) as of the date hereof, has not been amended or modified in any respect, and no such amendment or modification is contemplated as of the date hereof. Other than this Agreement and the Equity Commitment Letter, there are no other contracts, agreements, side letters or arrangements to which Purchaser is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect or delay the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.
(iii) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Investment Amount at the Closing (and any and all costs, fees, and expenses of the Purchaser incurred in connection with the negotiation of this Agreement and the performance hereof at or prior to the Closing required to be paid by Purchaser hereunder), on the terms and subject to the conditions contemplated in this Agreement and the Equity Commitment Letter. The Company acknowledges (A) the separate corporate, partnership or limited liability company existence of Purchaser and (B) that the sole asset of Purchaser may be cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case, in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to Purchaser unless and until the Closing occurs pursuant to the terms and conditions hereof.
(iv) Assuming the accuracy of the representations and warranties set forth in Section 2.2, as of the date hereof no change, event, circumstance, condition, occurrence or development has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser or the Sponsors pursuant to the Equity Commitment Letter. Subject to the Company’s compliance with this Agreement and assuming the satisfaction of the conditions set forth in Sections 1.2(b)(i) and (ii), Purchaser has no reason, as of the date hereof, to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case, pursuant to and in accordance with the terms of the Equity Commitment Letter.
(v) The Sponsors have duly executed and delivered to the Company the Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is the valid, binding obligation of the Sponsors, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(k) Information Supplied. The information supplied or to be supplied by Purchaser in writing specifically for inclusion or incorporation by reference in any joint proxy statement/prospectus or any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(l) Brokers and Finders. Neither Purchaser nor its affiliates, any of its or their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, in each case, for which the Company would be liable (other than as set forth in Section 4.17).
(m) No Other Representations or Warranties.
(i) Except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to the Company or any of its Subsidiaries or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects or (B) except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or

Limited Guarantee, any oral, electronic, written or other information presented or made available to the Company or any of its Subsidiaries or its or their respective Representatives in the course of (x) their due diligence investigation of Purchaser or its affiliates, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby.
(ii) Purchaser acknowledges and agrees that neither the Company, any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.2.
ARTICLE III

COVENANTS
Section 3.1 Filings; Other Actions.
(a) Subject to Section 4.7, Purchaser, on the one hand, and the Company, on the other hand, will (and will cause their respective affiliates, including, in the case of Purchaser, the Sponsors, to) cooperate and consult (including as to the timing of Closing and as to the efforts of the Company and PACW to satisfying the conditions to, and consummate, the Merger and the status thereof) with the other party and use reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated hereby and by the Merger Agreement as promptly as reasonably practicable following the date hereof, and to respond to any request for information from any Governmental Entity relating to the foregoing, so as to enable the parties hereto to consummate the transactions contemplated by this Agreement, including the Company Share Issuance.
(b) To the extent permitted by Law, Purchaser and the Company will (i) have the right to review in advance all the information to the extent relating to such other party, and any of its respective affiliates and its and their respective directors, officers, partners and shareholders, which appears in any filing made with, or written materials submitted to, any Governmental Entity (and to the extent practicable, each will consult with the other party relating to the exchange of such information) and (ii) consult with the other in advance of any substantive meeting or conference with any Governmental Entity that is reasonably likely to relate to or affect Purchaser or its investment in the Company in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each party agrees to act reasonably and as promptly as reasonably practicable. To the extent permitted by Law, each party agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.1(b). Purchaser and the Company shall promptly correct or supplement any information provided by it or on its behalf for use in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party as contemplated hereby, if and to the extent (A) that information previously provided by it or on its behalf shall have become false or misleading in any material respect or (B) necessary or advisable to ensure that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Materials furnished pursuant to this Section 3.1(b) may be redacted (1) to remove references concerning the valuation of the Company and the transactions contemplated hereby, including the Company Share Issuance, or other Confidential Information, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege concerns, and the parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 3.1(b) as “counsel only” or, as appropriate, as “outside counsel only”.
(c) Purchaser shall have the reasonable opportunity to review any descriptions of Purchaser, its affiliates or the transactions contemplated by this Agreement prior to the publishing of any joint proxy statement/prospectus or any other documents (other than any filing under Rule 425 of the Securities Act) filed or to be filed with the SEC or any Governmental Entity by the Company or, to the extent the Company has and receives the right to review any such other documents filed or to be filed with the SEC or any Governmental Entity by PACW (if permitted by PACW), in connection with the transactions contemplated by this Agreement.

(d) To the extent permitted by applicable Law, the parties shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a Governmental Entity related to the transactions contemplated by this Agreement will not be obtained or that the receipt of such approval, consent or authorization will be materially delayed or conditioned.
(e) The Company shall (at (x) the Company Stockholders Meeting (if held) and (y) if the Exemption Amendment is not duly approved at the Company Stockholder Meeting and the Closing occurs, each annual meeting of stockholders of the Company following the Closing Date until such time as the Exemption Amendment is duly approved) use reasonable best efforts (including recommending the Exemption Amendment to its stockholders) to (i) submit to its stockholders a proposal to amend Section F of Article 6 of the Company Articles in a manner to exempt Purchaser and its affiliates (but not any other stockholder of the Company) from the application of Section F of Article 6 of the Company Articles (such amendment, the “Exemption Amendment”) and (ii) obtain the requisite approval of its stockholders of the Exemption Amendment at any such meeting of its stockholders; provided, that following the first anniversary of the Closing, the Company’s obligations contained in this clause (y) shall be subject to receipt of a written request from Purchaser no later than thirty (30) business days prior to the anniversary of the date on which the Company first filed its proxy materials for the preceding annual meeting. Subject to the Company obtaining the requisite approval of its stockholders of the Exemption Amendment, the Company shall (A) if such requisite approval was obtained at the Company Stockholders Meeting, in connection with the Closing, file the Exemption Amendment with the Maryland Department of State or (B) if such requisite approval was obtained at an annual meeting of stockholders of the Company following the Closing Date, as promptly as practicable thereafter, file the Exemption Amendment with the Maryland Department of State. Notwithstanding anything herein to the contrary, neither approval of the Exemption Amendment by the stockholders of the Company nor filing (or effectiveness) of the Exemption Amendment with the Maryland Department of State is a condition to the obligation of any party to effect the Closing.
(f)
(i) Upon the written request of either Purchaser or the Specified Person at any time following the ninetieth (90th) day after the Closing Date, Purchaser, the Specified Person, and the Company shall cooperate in good faith with the Purchaser or the Specified Person, as applicable, and use their respective reasonable best efforts to permit Purchaser, the Specified Person or their respective Permitted Transferee(s), as applicable (but not any other stockholder of the Company), as promptly as practicable, to exchange all or a portion of such person’s shares of Non-Voting Common Equivalent Stock (including shares of Non-Voting Common Equivalent Stock into which the Warrant may be exercised) for shares of Voting Common Stock and/or Non-Voting Common Stock; provided that any such exchange, and the Company’s obligations to effect such exchange under this Section 3.1(f)(i), shall be subject to (A) receipt of any required permit, authorization, consent, Order or approval from any Governmental Entity in connection with any such exchange and (B) (other than for the Specified Person) receipt of the requisite approval by the Company’s stockholders of the Exemption Amendment; provided, further, that to the extent any approval of the Company’s stockholders is required therefor, (x) Purchaser’s request under this Section 3.1(f)(i) shall have been made no later than thirty (30) business days prior to the anniversary of the date on which the Company first filed its proxy materials for the preceding annual meeting and (y) the Company shall not have any obligation to call a special meeting of its stockholders. It is understood and agreed that this Section 3.1(f)(i) does not expand or modify the convertibility of shares of Non-Voting Common Equivalent Stock, which convertibility is governed exclusively by the Articles Supplementary.
(ii) If the Federal Reserve or any other applicable banking regulator provides notice or other communication to the Company that the Non-Voting Common Equivalent Stock will not, or is not reasonably expected to, be treated as common equity tier 1 capital for purposes of Federal Reserve Regulation Q at 12 C.F.R. part 217 or any similar or successor regulation governing the capital adequacy of banking organizations, then, notwithstanding anything to the contrary herein, (A) the Company shall at the Closing (1) sell and issue to Purchaser, and Purchaser shall purchase from the Company, solely shares of Voting Common Stock (rather than Non-Voting Common Equivalent Stock)

at the same per share price and on the same terms and conditions as set forth herein and (2) issue to Purchaser the Warrant with the shares thereunder being Voting Common Stock (rather than Non-Voting Common Equivalent Stock) and (B) the parties shall cooperate in good faith to make any amendments, supplements or modifications to this Agreement as may be necessary to reflect such changes and give effect to the intention of the parties pursuant hereto.
(iii) If, as a result of, or pursuant to, the provisions of either Section 3.1(f)(i) or Section 3.1(f)(ii), Purchaser will acquire, or be deemed by the Federal Reserve or any other banking regulator having jurisdiction over the Company or Company Bank to be acquiring, ten percent (10%) or more of a class of voting securities of the Company, then, notwithstanding Section 4.7 or anything herein to the contrary, (A) the obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to receipt of any additional approval, consent or non-objection of the Federal Reserve or any other Governmental Entity (whether sought pursuant to the CIBC Act, the California Financial Code or incorporated within a Governmental Entity’s consideration of applications made by the Company) required in connection with the acquisition or control of 10% or more of a class of voting securities of the Company (the “Voting Regulatory Approvals”); (B) each of Purchaser and the Company, shall use (and cause its affiliates, including the Sponsors, to use) its and their reasonable best efforts to obtain the Voting Regulatory Approvals, including by furnishing to the Federal Reserve or other applicable Governmental Entity such information as is usual and customary in connection with such applications by similarly situated investors or issuers, as applicable, but subject to the limitations set forth in Section 4.7; (C) the condition to closing in Section 1.2(b)(i)(3), as it relates to the CIBC Act, shall not apply; (D) the percentage referenced in Purchaser’s representation at Section 2.3(i)(i) shall be twenty four point nine percent (24.9%); and (E) Section 4.7(a)(ii)(B) regarding the CIBC Act shall not apply; provided, however, that this Section 3.1(f)(iii) shall not require Purchaser or the Company to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in connection with obtaining the Voting Regulatory Approvals that would or would be reasonably be expected to be a Materially Burdensome Condition; provided, that in the event that a Materially Burdensome Condition has been asserted, the Company will be fully released of its obligations under this Section 3.1(f) and any obligation with respect to the Exemption Amendment.
(g) Each party shall execute and deliver after the Closing, such further certificates, agreements, instruments and other documents and take such other actions as the other party may reasonably request, in each case, to consummate, implement or evidence the Company Share Issuance, the Exemption Amendment and any exchange contemplated by Section 3.1(f)(i).
(h) The covenants in Section 3.1(a)-Section 3.1(d) shall terminate effective upon the consummation of the Closing.
Section 3.2 Information Rights.
(a) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 2.5% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis and after giving effect to any Permitted Transfer pursuant to Section 4.2(c)(iv)) that Purchaser beneficially owns immediately following the Closing (the “Information Rights Period”), solely for Permitted Purposes, at Purchaser’s sole cost and expense, the Company shall, and shall cause each of its Subsidiaries to, afford Purchaser and its officers, employees, accountants, counsel and other Representatives reasonable access upon prior written notice and during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries to the (A) officers, employees, properties, offices and other facilities of the Company and its Subsidiaries, and (B) contracts, licenses, books and records and other documents relating to the business of the Company and its Subsidiaries.
(b) Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be obligated to provide such access, materials or information to the extent the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its clients, depositors or customers, (ii) result in the disclosure of trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries, (iii) violate any Law or agreement or obligation of confidentiality owing to a third party (including any Governmental Entity), (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened claim, action, suit, litigation, investigation, examination or proceeding asserted by Purchaser; provided, however, that the Company shall use reasonable best efforts to make other arrangements (including using reasonable best efforts to redact information or make substitute disclosure arrangements) that would enable disclosure to Purchaser to occur without, in the case of the (A) foregoing clause (i), violating or prejudicing such right; (B) foregoing clause (ii), disclosing such trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries; (C) foregoing clause (iii), violating such Law or agreement or obligation; (D) foregoing clause (iv), jeopardizing such privilege; and (E) foregoing clause (v), such adverse consequences.
Section 3.3 Confidentiality.
(a) Each of Purchaser and the Company shall (and shall cause its affiliates and its and its affiliates’ respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to) hold all information furnished by or on behalf of the other party or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement, dated June 23, 2023, by and between Warburg Pincus LLC and the Company (the “Confidentiality Agreement”). Further, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) hold all information furnished by, on behalf of or in respect of PACW or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of that certain non-disclosure agreement, dated March 12, 2023, by and between Warburg Pincus LLC and PACW (the “PACW NDA”). Notwithstanding the foregoing, the provisions of Section 3.3(b) and Section 4.1 will supersede any conflicting provision in the Confidentiality Agreement or, after the Closing, the PACW NDA (but non-conflicting provisions will otherwise continue in full force and effect in accordance with their respective terms).
(b) In addition to Purchaser’s obligations under the Confidentiality Agreement and the PACW NDA, from the Closing until two (2) years after the last date of the Director Rights Period, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) (i) keep confidential any information (including oral, written, electronic or other information) concerning the Company or its affiliates (including, for such purpose, PACW and its affiliates) that has been, will be or may be furnished to Purchaser, its affiliates or their respective Representatives by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives pursuant hereto or in connection with Purchaser’s (or its affiliates’) investment or potential investment in the Company (collectively, the “Confidential Information”) and (ii) use the Confidential Information solely for the purposes of evaluating, monitoring, administering or taking any other action with respect to Purchaser’s (or its affiliates’) investment in the Company (including pursuing any sale or disposition of all or part of its investment in the Company), complying with Purchaser’s (or its affiliates’) legal, regulatory, tax or other compliance obligations, or ensuring compliance with the terms of, enforcing, defending or understanding any right or obligation in respect of this Agreement, the Company Articles, the Articles Supplementary, the Company Bylaws or any other agreement or instrument relating to the Company (any of the foregoing, a “Permitted Purpose”; provided that notwithstanding the foregoing or anything to the contrary herein or in the Confidentiality Agreement, Purchaser (and its affiliates and its and its affiliates’ respective Representatives) shall be free to use (x) for any purpose any information in intangible form, retained in the unaided memory of such persons, relating to or resulting from access to Confidential Information and (y) any generalized learnings from evaluating, monitoring and administering Purchaser’s (or its affiliates’) investment in the Company, which do not constitute tangible Confidential Information furnished by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives, for purposes of evaluating or modifying their business strategies); provided that the Confidential Information shall not include information that (i) was or becomes generally available to the public, other than as a result of a disclosure by Purchaser, its affiliates or their respective Representatives in violation of this Section 3.3(b), the Confidentiality Agreement or the PACW NDA, (ii) was or becomes available to Purchaser, its affiliates or their respective Representatives on a non-confidential basis from a source (other than the Company, its affiliates, PACW, its affiliates or any of their respective Representatives), so long as such source was not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its

Subsidiaries to keep such information confidential, (iii) at the time of disclosure is already in the possession of Purchaser, its affiliates or their respective Representatives, so long as such information is not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, or (iv) was independently developed by Purchaser, its affiliates or its or their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information.
(c) Each of the Company and Purchaser agree, on behalf of themselves, their affiliates and its and their respective Representatives, that Confidential Information may be disclosed by Purchaser and its affiliates solely (i) to Purchaser’s affiliates and its and their respective Representatives to the extent required for a Permitted Purpose; provided that Purchaser direct such persons to treat the Confidential Information in a confidential manner and in accordance with the terms herein, (ii) to any Permitted Transferees pursuant to Section 4.2(c); provided, that such Permitted Transferee has entered into a confidentiality agreement pursuant to which such Permitted Transferee agrees to treat the Confidential Information in a confidential manner and in accordance with the terms herein and pursuant to which Purchaser or one of its affiliates agrees to be responsible for any breach by such Permitted Transferee in accordance with the terms of the confidentiality agreement, and (iii) in the event that the Purchaser, any of its affiliates or any of its or their respective Representatives are required by Law or requested or required by any Governmental Entity (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each case, so long as Purchaser, its affiliates and its and their respective Representatives (as applicable), to the extent reasonably practicable and permitted by Law, (A) promptly provide notice thereof to the Company, (B) reasonably cooperate with the Company (at the Company’s sole expense) to resist or narrow such request or requirement, including in seeking a protective order or other appropriate remedy, prior to any such disclosure and (C) limit such disclosure to that which is then so required or requested and use reasonable efforts to obtain assurances that confidential treatment will be accorded to such disclosed Confidential Information; provided, that, for the avoidance of doubt, the foregoing clauses (A), (B) and (C) shall not apply to disclosure requests or requirements of a Governmental Entity which are not specifically targeted at this Agreement, the parties hereto or the transactions contemplated hereby.
Section 3.4 Public Announcement.
(a) Purchaser acknowledges that the initial press release with respect to the execution and delivery of the Merger Agreement, this Agreement and the Other Investment Agreements shall be a release mutually agreed to by the Company and PACW; provided that, prior to the issuance of such press release, the Company shall (i) consult with Purchaser about, (ii) allow Purchaser reasonable time to comment on and (iii) agree with Purchaser on, in each case, such portions of the release or announcement describing Purchaser, this Agreement and the investment in the Company by Purchaser contemplated hereunder.
(b) Thereafter, (i) the Company shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement or the proposed or actual investment in the Company by Purchaser contemplated hereunder and (ii) Purchaser shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement, the proposed or actual investment in the Company by Purchaser contemplated hereunder, the Merger Agreement or the transactions contemplated thereby, in each case, except (A) as required by Law, in which case, to the extent permitted by Law and practicable under the circumstances, the party required to make such release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on (and shall consider such comments in good faith), such release, statement or announcement in advance of such issuance, (B) communications by the Company to its stockholders and employees that are reasonably necessary or advisable in connection with the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement, the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock and the Other Warrants pursuant to any Other Investment Agreement or the Mergers, (C) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) for such releases, statements or announcements that are consistent with other such releases, statements or announcements made on or after the date hereof in compliance with this

Section 3.4. Notwithstanding anything in the foregoing, Purchaser and each of its affiliates may provide customary disclosure of the status and subject matter of this Agreement and transactions contemplated hereby to their respective limited partners and investors, subject to customary confidentiality undertakings.
Section 3.5 Pre-Closing Period Conduct.
(a) Prior to the earlier of the Closing or the termination of this Agreement pursuant to Section 5.1 (the “Pre-Closing Period”), except (i) as may be required by Law applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as may be expressly contemplated or required by this Agreement (including as set forth in the Company Disclosure Schedule) or expressly contemplated, required or permitted by the Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to (A) carry on its business in the ordinary course of business in all material respects, (B) use reasonable best efforts to maintain and preserve its and such Subsidiary’s advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (C) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (D) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity in connection with the transactions contemplated hereby (it being understood that this clause (D) shall not require the Company to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any Governmental Entities that would or would be reasonably be expected to cause a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement)).
(b) During the Pre-Closing Period, except as permitted by the exceptions in Section 3.5(a)(i)-(iii) and the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of Common Stock, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(iv) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property (as defined in the Merger Agreement)) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(v) amend the Company Articles, Company Bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect Purchaser;

(vi) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or
(vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 3.5(b).
(c) The Company shall not, without the prior written consent of Purchaser, (x) amend, modify or agree to any waiver of any of the following terms or provisions of the Merger Agreement (or any defined terms used in those sections or exhibits or schedules incorporated by reference therein): (i) the Exchange Ratio (as defined in the Merger Agreement), (ii) Materially Burdensome Regulatory Condition (as defined in the Merger Agreement) and Section 6.1(c) of the Merger Agreement, (iii) Sections 1.10, 1.11 and 5.2(b)(i), 5.2(b)(iii) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(b)(iv) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(c) (but only if the sale, transfer, mortgage, encumbrance or disposal would typically be considered by the Board of Directors), 5.2(k) (but only if the granting of such waiver or consenting to such amendment by the Company requires the approval of the Board of Directors) of the Merger Agreement, in any case in a manner that would adversely affect Purchaser (or its affiliates) (including in its capacity as a holder of Securities from and after the Closing) or 6.18 of the Merger Agreement, (iv) Article VII of the Merger Agreement or (vii) Article VIII of the Merger Agreement or (y) except with respect to any matter that is otherwise expressly permitted in the foregoing clause (x), amend, modify or agree to any waiver (other than a waiver solely to the extent it permits compensatory equity award grants that would otherwise require consent) of any term or provision in the Merger Agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the Merger Agreement.
(d) The Company shall deliver to Purchaser, reasonably promptly (and in any event within three (3) business days), copies of any consents or waivers or requests for consents or waivers pursuant to Section 5.1, Section 5.2 or Section 5.3 of the Merger Agreement and copies of any other amendments, modifications, consents or waivers to or under the Merger Agreement.
(e) The Company and its Subsidiaries shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement on the terms and conditions described in the Merger Agreement, including using their reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of the Company in the Merger Agreement and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in the Merger Agreement have been satisfied, consummate the Merger and the other transactions contemplated by the Merger Agreement substantially concurrently with the consummation of the transactions contemplated by this Agreement and the Other Investment Agreement. Without limiting the generality of the foregoing, the Company shall give Purchaser prompt (and, in any event five (5) business days) written notice of (i) gaining actual knowledge of any breach or default or alleged breach or default by it or PACW to the Merger Agreement; and (ii) of the receipt of any written notice or other written communication from PACW with respect to any actual, potential or claimed breach, default, termination or repudiation by PACW to any provision of the Merger Agreement.
(f) The Company and its Subsidiaries shall not enter into any (or modify any existing) Other Investment Agreement or other contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that would result in any failure of the representations and warranties set forth in Section 2.2(r) to be true and correct.

ARTICLE IV

ADDITIONAL AGREEMENTS
Section 4.1 Standstill.
(a) During the Director Rights Period, unless (x) specifically requested in writing in advance by the Company, (y) the Company having given its prior written consent or (z) in connection with the express terms hereof, neither Purchaser nor any of its affiliates will, directly or indirectly (or assist, advise, act in concert or participate with or encourage others to):
(i) acquire (or agree, offer or propose to acquire, in each case, publicly or privately), by purchase, tender offer, exchange offer, agreement or business combination or in any other manner, any ownership, including beneficial ownership of any material portion of the assets or securities of the Company or any of its Subsidiaries, or any rights or options to acquire such ownership (including from any third party);
(ii) publicly offer to enter into, or publicly or privately propose, any merger, business combination, recapitalization, restructuring or other extraordinary transaction with the Company or any Company Subsidiary (other than the Mergers);
(iii) (A) call or requisition, or seek to call or requisition, any meeting of stockholders of the Company or provide to any third party a proxy, consent or requisition to call any meeting of stockholders of the Company, (B) seek to have the stockholders of the Company authorize or take corporate action by written consent without a meeting, solicit any consents from stockholders or grant any consent or proxy for a consent to any third party seeking to have the stockholders of the Company authorize or take corporate action by written consent without a meeting, (C) seek representation on the Board of Directors (other than, and provided that the foregoing will not limit Purchaser’s rights hereunder, with respect to the Board Representative), (D) seek the removal of any member of the Board of Directors, (E) make a non-binding or precatory vote, of stockholders of the Company or (F) make a request for the Company’s stock ledger pursuant to Section 2-513 of the Maryland Corporations and Associations Code;
(iv) solicit proxies (as such terms are defined in Rule 14a-1 under the Exchange Act), regardless of whether such solicitation is exempt pursuant to Rule 14a-2 under the Exchange Act, with respect to any matter from, or otherwise seek to influence, advise or direct the vote of, holders of any shares of capital stock of the Company or any securities convertible into, exchangeable for or exercisable for (in each case, whether currently or upon the occurrence of any contingency) such capital stock, or make any communication exempted from the definition of solicitation by Rule 14a-1(I)(2)(iv)(A);
(v) knowingly enter into any discussions, negotiations, agreements, arrangements or understandings with any other person with respect to any matter described in the foregoing clauses (i)-(iv) or knowingly form, join or participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) to vote, acquire or dispose of any voting securities of the Company or its Subsidiaries;
(vi) file a Schedule 13D (or amendment thereto) with respect to the Company or any of its outstanding voting securities, except as required by Law; or
(vii) make any public disclosure, or take any action that could reasonably be expected to require either party to make a public disclosure, with respect to any of the matters set forth in this Section 4.1(a).
(b) Notwithstanding Section 4.1(a), Purchaser, its affiliates and its and their respective Representatives may discuss the transactions contemplated Section 4.1(a) with, make a non-binding proposal for such transactions to, or request any amendment, waiver or consent to Section 4.1(a) from, the Board of Directors or the Chief Executive Officer of the Company, as long as all such discussions, non-binding proposals and requests (i) are kept strictly confidential by Purchaser, its affiliates and its and their respective

Representatives and (ii) would not reasonably be expected to require public disclosure by either party (or any of their respective affiliates) pursuant to any Law or the rules, regulations or requirements of any national securities exchange or inter-dealer quotation system on which any party’s or its affiliates’ securities may be listed or quoted.
(c) Notwithstanding the foregoing, nothing in this Section 4.1 shall be construed to (i) restrict Purchaser or its affiliates from confidentially communicating with their Representatives and affiliates about such transactions, (ii) prohibit investments made in the ordinary course of business only if not specifically targeted to an investment in the Company or (iii) prohibit exercise of Purchaser’s rights under Section 4.4, Section 4.5 or elsewhere in this Agreement.
(d) As used herein, the term “beneficial ownership” (or any variation thereof) shall have the meaning ascribed to such term in Rule 13d-3 under the Exchange Act; provided that the following will be deemed to be an acquisition of beneficial ownership of securities: (i) establishing or increasing a call equivalent position with respect to such securities within the meaning of Section 16 of the Exchange Act; or (ii) entering into any swap or other arrangement that results in the acquisition of any of the economic consequences of ownership of such securities, whether such transaction is to be settled by delivery of such securities, in cash or otherwise.
Section 4.2 Transfer Restrictions.
(a) Lock-Up. From and after the Closing, Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any Securities acquired pursuant hereto, except (x) as otherwise expressly permitted hereby and (y) that (subject to Section 4.2(b)):
(i) following the ninety (90) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.2(a) shall cease to apply to 75.00% of the shares of Voting Common Stock issued pursuant hereto (determined on an As-Converted Basis);
(ii) following the one hundred and eighty (180) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.2(a) shall cease to apply to the shares of Voting Common Stock issued pursuant hereto (determined on an As-Converted Basis); and
(iii) any Transfers effected pursuant to Section 4.2(a)(i) and Section 4.2(a)(ii) may be of Voting Common Stock, Non-Voting Common Equivalent Stock, the Warrant or any combination thereof.
(b) Additional Restrictions on Transfer. From and after the Closing, subject to Section 4.2(a), Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any shares of (x) Non-Voting Common Equivalent Stock (including shares of Non-Voting Common Equivalent Stock for which the Warrant may be exercised) to any person and (y) Voting Common Stock acquired pursuant hereto, including any shares of Voting Common Stock into which any shares of Non-Voting Common Equivalent Stock are converted (including at the time of any such Transfer), to any:
(i) Activist Investor;
(ii) Competitor of the Company or any of its Subsidiaries set forth on Section 4.1(b)(ii) of the Company Disclosure Schedule; or
(iii) Sanctioned Party.
(c) Permitted Transfers. Notwithstanding anything herein to the contrary, but subject to Section 4.2(b), Purchaser and its affiliates may at any time Transfer any portion or all of its shares of Voting Common Stock and Non-Voting Common Equivalent Stock as follows (each, a “Permitted Transfer” and the transferee a “Permitted Transferee”):
(i) to any (A) affiliate of Purchaser under common control with Purchaser’s ultimate parent, general partner or investment advisor (any such transferee shall be included in the term “Purchaser”) or (B) limited partner, shareholder or member of Purchaser, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement;

(ii) pursuant to a merger, division, consolidation, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or its Subsidiaries; provided that such transaction has been approved by the Board of Directors (or a committee thereof);
(iii) in connection with (A) Purchaser and its affiliates’ ordinary course security pledging activity and (B) transfers pursuant to or following exercise of applicable remedies by creditors of Purchaser and its affiliates;
(iv) to any person set forth on Section 4.2(c)(iv) of the Company Disclosure Schedule (the “Specified Person”), not more than 2,032,520 shares of Non-Voting Common Equivalent Stock (and, after the one hundred and eight (180) day anniversary of the Closing Date, a corresponding portion of the Warrant that entitles Purchaser to purchase a number of shares of Non-Voting Common Equivalent Stock equal to the product of (x) the quotient obtained by dividing 25 by 325 multiplied by (y) the aggregate number of such shares issuable pursuant to the Warrant) (such securities collectively, the “Specified Person Securities”); provided that (A) concurrent with (and as a condition to) such transfer, the Specified Person deliver to the Company an undertaking reasonably acceptable to the Company that such person shall be bound by the provisions of Section 4.2(a) and Section 4.2(b) (subject to the exceptions set forth in Section 4.2(c)) and Section 4.3 as if such person were a party hereto; provided that Purchaser shall have procured the agreement of the Specified Person on or about the date hereof to use the reasonable best efforts required of Purchaser under this Agreement (and subject to the limitations on such efforts set forth in this Agreement) to obtain any approval, consent or non-objection from any Governmental Entity that may be required in connection with such Transfer and to promptly furnish the information that may be required by such efforts in connection with obtaining any such approval, consent or non-objection; provided, further that if the proposed Transfer of the Specified Person Securities to the Specified Person shall reasonably be expected to delay in any material respect, impede or impair the receipt of the Requisite Regulatory Approvals (as defined in the Merger Agreement) or the Closing, then Purchaser hereby agrees that it shall not Transfer the Specified Person Securities to the Specified Person pursuant to this Section 4.2(c)(iv) or take any action in furtherance thereof;
(v) to the Company;
(vi) to the extent Purchaser determines, based on the advice of external legal counsel and following consultation with the Company, that such Transfer is necessary to avoid a Materially Burdensome Condition; or
(vii) following the expirations of the periods set forth in Section 4.2(a)(i) and Section 4.2(a)(ii), with respect to the number of shares of Voting Common Stock (or Non-Voting Common Equivalent Stock, the Warrant or any combination thereof) permitted to be Transferred thereby, to any third party who is not prohibited by the terms of Section 4.2(b).
(d) Permitted Public Markets Transfers. Section 4.2(b) shall not restrict any Transfer of shares of Common Stock (including any Non-Voting Common Equivalent Stock that, upon such Transfer, would be converted into Voting Common Stock in connection with such Transfer) in the public markets pursuant to any bona fide (i) underwritten public offering, so long as Purchaser or its affiliates, as applicable, effecting any such Transfers shall not instruct the managing underwriters of any such underwritten public offering to include as transferees any person contemplated by Section 4.2(b)(ii) from such underwritten public offering, (ii) firm commitment offering to one or more broker-dealers for resale under Rule 144A and/or Regulation S of the Securities Act, if such offering is permitted under the Securities Act, or (iii) sale under Rule 144 so long as such sale is not intended to avoid the restrictions set forth in Section 4.2(b) and complies with paragraph (f)(1)(i) of Rule 144.
(e) Definitions.
(i) “Activist Investor” means, as of any date of determination, a person that (A) is identified on the most-recently available “SharkWatch 50” list as of such date.
(ii) “Sanctions” means those applicable trade, economic and financial sanctions Laws (in each case having the force of law) administered, enacted or enforced from time to time by (A) the

U.S. (including the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) and the U.S. Department of State), (B) the European Union (“E.U.”) or any E.U. member states, (C) the United Nations (“U.N.”), or (D) the United Kingdom (“U.K.”) (including His Majesty’s Treasury).
(iii) “Sanctioned Party” means any person that is (A) the subject or target of Sanctions, (B) operating, organized or resident in a country or region that is itself the subject or target of any Sanctions, (C) included on any list of the U.S., E.U., U.K. or U.N. (including any Governmental Entity thereof) of persons subject to Sanctions, or (D) controlled or fifty percent (50%) or more owned by, or acting on behalf of, any person contemplated by the foregoing clauses (A) or (C).
(iv) “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Section 4.3 Hedging. In furtherance and not in limitation of Section 4.2, Purchaser agrees that, from the date hereof until the earlier of (x) the one hundred and eighty (180) day anniversary of the Closing Date or (y) the termination of this Agreement pursuant to Section 5.1, it shall not (and shall cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of the Company or PACW, except for transactions involving an index-based portfolio of securities that includes capital stock of the Company or PACW (provided that the value of such capital stock in such portfolio is not more than five percent (5%) of the total value of the portfolio of securities).
Section 4.4 Gross-up Rights.
(a) During the Information Rights Period, solely to the extent permitted by Law, if the Company proposes to newly issue a number of shares of Common Stock or preferred stock convertible to or exchangeable for Common Stock (other than an Excluded Issuance), then the Company shall:
(i) give written notice to Purchaser (no less than ten (10) business days prior to the closing of such issuance or, if the Company reasonably expects such issuance to be completed in less than ten (10) business days, such shorter period (which shall not be less than five (5) business days)), setting forth in reasonable detail (A) the expected price (which may be a formula or unspecified future closing price) and other terms of the proposed sale of such Common Stock or preferred stock, as applicable, and (B) the amount of such Common Stock or preferred stock, as applicable, proposed to be issued (the “Proposed Securities”); provided that following the delivery of such notice, the Company shall deliver to Purchaser any such information Purchaser may reasonably request in order to evaluate the proposed issuance, except that the Company shall not be required to deliver any information that has not been or will not be provided or otherwise made available to the other proposed purchasers of the Proposed Securities; provided, further, that if such information is subsequently provided to the proposed purchasers of the Proposed Securities, it shall also be delivered to Purchaser substantially contemporaneously; and
(ii) offer to issue, convey and sell to Purchaser, on such terms as the Proposed Securities are issued and upon full payment by Purchaser, a portion of the Proposed Securities equal to the percentage of Common Stock beneficially owned by Purchaser (calculated on an As-Converted Basis as of immediately prior to the issuance of the Proposed Securities) (such amount of Proposed Securities, the “Participation Portion”).
(b) Purchaser will have the right (but not the obligation), exercisable by irrevocable written notice to the Company, to accept the Company’s offer and irrevocably commit Purchaser to purchase any or all of the Participation Portion on the terms specified in such notice from the Company (the “Gross-up Right”), which notice must be given within five (5) business days (or if the notice by the Company was sent in accordance with the preceding paragraph five (5) business days prior to the proposed issuance date, within three (3) business days) after receipt of such notice from the Company (the failure of Purchaser to respond within such time period shall be deemed an irremovably and unconditional waiver of Purchaser’s Gross-up

Rights with respect to such issuance of Proposed Securities). The closing of the exercise of such Gross-up Right shall take place simultaneously with the closing of the sale of the Proposed Securities giving rise to such Gross-up Right; provided, however, that the closing of any purchase of Proposed Securities by Purchaser may be extended beyond the closing of the sale of the Proposed Securities giving rise to such Gross-up Right to the extent necessary to obtain required approvals from any Governmental Entity to consummate the issuance and purchase of Proposed Securities to Purchaser pursuant to such Gross-up Right. Upon the expiration of the offering period described above, the Company will be free to sell such Proposed Securities that Purchaser has not elected to purchase during the sixty (60) days following such expiration on terms and conditions not more favorable (other than in de minimis respects) to the purchasers thereof than those offered to Purchaser in the notice delivered in accordance with Section 4.4(a); provided, however, that such sixty (60)-day period may be extended an additional forty-five (45) days if a definitive agreement for the issuance of the Proposed Securities has been entered into prior to the end of such sixty (60)-day period and the Company has not issued the Proposed Securities due to the need for the Company, its Subsidiaries or any proposed purchaser of the Proposed Securities to obtain any required approval from any Governmental Entity to consummate the sale, issuance and purchase of Proposed Securities. Any Proposed Securities offered, issued, conveyed or sold by the Company after such sixty (60)-day period (as may be extended in accordance with the foregoing sentence) must be reoffered to issue, convey or sell to Purchaser pursuant to and subject to the terms of this Section 4.4. Notwithstanding anything in this Section 4.4 to the contrary, the Company shall not be under any obligation to consummate any proposed issuance of Proposed Securities giving rise to any Gross-up Right, and there shall be no liability under this Section 4.4 on the part of the Company or any of its Subsidiaries to Purchaser, its affiliates or any other person, if the Company does not consummate a previously proposed issuance of Proposed Securities, regardless of whether Purchaser has delivered an irrevocable notice pursuant to this Section 4.4(b).
(c) The election by Purchaser not to exercise its Gross-up Right in any one instance shall not affect Purchaser’s Gross-up Right as to any subsequent proposed issuance of Proposed Securities.
(d) In the case of an issuance subject to this Section 4.4 for consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the fair market value thereof as reasonably determined in good faith by the Board of Directors.
(e) In the event that the Company is not required to offer or reoffer to Purchaser any Proposed Securities because such issuance would require the Company to obtain shareholder approval in respect of the issuance of any Proposed Securities under the listing rules of the NYSE or any other securities exchange or any other Law, the Company shall, upon Purchaser’s reasonable request delivered to the Company in writing within no later than five (5) business days following its receipt of the written notice of such issuance to Purchaser pursuant to Section 4.4(a)(i), consider and discuss in good faith modifications proposed by Purchaser to the terms and conditions of such portion of the Proposed Securities that would otherwise be issued to Purchaser such that the Company would not be required to obtain shareholder approval in respect of the issuance of such Proposed Securities as so modified.
(f) The Company shall have no obligations pursuant to this Section 4.4 (including any obligation to offer to issue and sell to Purchaser any Proposed Securities) if the Board of Directors determines in good faith and based on the reasonable advice of external counsel (such counsel to be a law firm possessing recognized expertise with respect to Laws in the applicable jurisdiction(s) at issue), to the extent permitted by Law after consultation with Purchaser, that the exercise of Purchaser’s Gross-up Right (or any portion thereof) would or would reasonably be expected to (i) result in a materially adverse regulatory consequence to the Company or its Subsidiaries, (ii) violate any Laws or (iii) subject to compliance with the terms and conditions set forth in Section 4.4(e), require the Company to obtain shareholder approval in respect of the issuance of any Proposed Securities under the listing rules of the NYSE or any other securities exchange or any other Law; provided, however, that if the Company is relying on this Section 4.4(f), it must use reasonable best efforts to provide prior written notice to Purchaser at least ten (10) business days prior to the completion of the issuance of such securities, and shall discuss with Purchaser in good faith whether the offering of Proposed Securities can be structured without triggering the conditions set forth in clauses (i)-(iii) herein.

(g) Notwithstanding anything herein to the contrary, if, in connection with exercising its Gross-up Right, Purchaser requests that Purchaser be issued, in whole or in part, Non-Voting Common Equivalent Stock in lieu of the Proposed Securities that are Voting Common Stock, then the Company shall reasonably cooperate with Purchaser to modify the proposed issuance of Proposed Securities to Purchaser to the extent permitted by Law; provided that if, following such reasonable cooperation, it is not permitted by Law for the issuance of Proposed Securities that are Voting Common Stock to be modified to accommodate such request, the Company shall only be obligated to issue and sell to Purchaser such number of shares of Voting Common Stock that Purchaser has indicated it is willing to purchase (and subject to the limitations contained in this Section 4.4).
(h) Notwithstanding anything herein to the contrary, (i) if the Board of Directors reasonably determines that the Company is in need of emergency financing, the Company shall not be deemed to have breached this Section 4.4 if in connection with or promptly following (and no later than ten (10) business days after) the issuance or sale of any Proposed Securities in contravention of this Section 4.4, the Company offers to sell a portion of such Proposed Securities to Purchaser, so that, taking into account such previously-issued Proposed Securities, Purchaser shall have had the right to purchase or subscribe for Proposed Securities in a manner consistent with the allocation and other terms and upon the same economic and other terms provided for in this Section 4.4; and (ii) Purchaser shall have no right to purchase Proposed Securities pursuant to this Section 4.4 if, at the applicable time, (A) Purchaser is not an “accredited investor” (as that term is defined in Rule 501 of the Securities Act) and an “institutional account” (as that term is defined under FINRA 4512(c)), or (B) Purchaser is an underwriter within the meaning of Section 2(a)(11) of the Securities Act.
(i) Purchaser may elect to exercise its rights pursuant to this Section 4.4 directly or through on or more of its affiliates so long as such affiliate executes a joinder to this Agreement with the Company agreeing to be bound by the obligations and restrictions applicable to Purchaser hereunder.
(j) Definitions:
(i) “As-Converted Basis” means, at any time, the applicable number of shares of Common Stock issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrant may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Warrant), (D) into which the Other Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Other Warrants) and (E) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
(ii) “Excluded Issuance” means the issuance of any equity securities of the Company (including the issuance of securities convertible, redeemable, exercisable or otherwise exchangeable for equity securities of the Company) (A) as part of compensatory arrangements to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries, as approved by the Board of Directors or any committee thereof (including upon exercise of options), (B) pursuant to any employee stock option plan, management incentive plan, restricted stock plan, stock purchase plan or stock, ownership plan or similar benefit plan, program or agreement of the Company or any of its Subsidiaries for their respective employees, as approved by the Board of Directors or any committee thereof, (C) as consideration in any “business combination” (as defined in the rules and regulations promulgated by the SEC), (D) in connection with any bona fide, arm’s-length debt financing transaction approved by the Board of Directors or any committee thereof and that does not include any equity securities, (E) pursuant to the conversion, exercise or exchange of any shares of Non-Voting Common Equivalent Stock, the Warrant or the Other Warrants, (F) pursuant to any stock dividend, stock split, combination or other reclassification by the Company of any of its capital stock, or (G) in any direct listing on the NYSE or any other national securities exchange.
Section 4.5 Governance Matters.
(a) At the Closing, the Company shall, as promptly as reasonably practicable, cause one (1) person nominated by Purchaser (the “Board Representative”) to be appointed to the Board of Directors; provided that such Board Representative must be (i) reasonably acceptable to the Company and (ii) satisfy any applicable corporate governance or regulatory requirements under SEC rules and regulations, the rules of the NYSE or similar authority, or any federal or state banking Laws, as determined in the Company’s reasonable discretion. Purchaser will cause the Board Representative to make himself or herself reasonably available during normal business hours for the Company’s customary onboarding requirements for its directors and consent to the Company’s customary background checks or other investigations to determine the Board Representative’s eligibility and qualification to serve as a director of the Company. No individual shall be eligible to be the Board Representative if he or she has been involved in any of the events enumerated under Item 2(d) of Schedule 13D under the Exchange Act or Item 401(f) of Regulation S-K under the Securities Act or is subject to any Order that is then in effect and prohibits service as a director of any U.S. public company or a bank holding company.
(b) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 5.0% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis and after giving effect to any Permitted Transfer pursuant to Section 4.2(c)(iv)) that Purchaser beneficially owns immediately following the Closing (the “Director Rights Period”), as adjusted from time to time for any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, the Company shall (i) include the Board Representative in the Company’s slate of director nominees and recommend to its stockholders that its stockholders vote in favor of electing the Board Representative to the Board of Directors at the Company’s annual meeting and (ii) use reasonable best efforts to have the Board Representative elected as a director of the Company, including that the Company shall solicit proxies for each such person to the same extent as it does for any other nominee of the Board of Directors to the Board of Directors.
(c) During the Director Rights Period, (i) Purchaser shall have the power to designate the Board Representative’s replacement upon the death, resignation, retirement, disqualification or removal from office of such director and (ii) the Board of Directors will use reasonable best efforts to fill the vacancy resulting therefrom with such person as promptly as practicable.
(d) Immediately following the Director Rights Period, Purchaser will have no further rights under Section 4.5(a) through 4.5(c) and, at the written request of the Board of Directors, shall use all reasonable best efforts to cause its Board Representative to resign from the Board of Directors as promptly as reasonably practicable thereafter.
(e) The Board Representative shall (i) be entitled to the same compensation, expense reimbursement, exculpation and indemnification from the Company as the other independent directors serving on the Board of Directors (and, with respect to indemnification, the Company’s obligations shall apply prior to any other indemnification to which the Board Representative may be entitled) and (ii) receive the same coverage under D&O insurance policies maintained by the Company as the other directors serving on the Board of Directors for the duration of the Director Rights Period.
(f) The Company shall notify the Board Representative of all (i) regular and special meetings of the Board of Directors and (ii) regular and special meetings of any committee of the Board of Directors of which the Board Representative is a member. The Company shall provide the Board Representative with copies of all notices, minutes, consents and other materials provided to all other members of the Board of Directors concurrently as such materials are provided to the other members.
(g) Notwithstanding anything herein to the contrary, the Board Representative shall not be entitled to participate in, or be entitled to receive the notice or materials referred to in the foregoing Section 4.5(f) with respect to, any meeting of the Board of Directors or any committee thereof (or any portion thereof) with respect to which he or she is reasonably likely to have a conflict of interest (as reasonably determined in good faith by the other members of the Board of Directors (or such committee) in their sole discretion) with respect to the subject matter of such meeting or any portion of such meeting, including any matter related to the discussion, evaluation or vote upon a matter in which Purchaser (or any of its affiliates) has a business or financial interest (other than solely by reason of its interest as a stockholder of the Company); provided, however, that the Company shall use commercially reasonable efforts to make other arrangements (including segmenting portions of meetings, redacting information or making substitute disclosure arrangements) that would enable participation in such meetings by, and disclosure of information and materials to, the Board Representative without the Board Representative learning information about the matter(s) giving rise to such conflict of interest.
Section 4.6 Legend.
(a) Purchaser agrees that all certificates or other instruments representing the Securities issued pursuant hereto will bear a legend substantially to the following effect:
(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE LAW OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.
(ii) THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF JULY 25, 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
(b) The Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Securities held by Purchaser or any of its affiliates and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities (i) upon request of Purchaser, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state Laws or (ii) when such Securities shall have been registered under the Securities Act or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of the Securities without volume and manner of sale restrictions and the Company shall use reasonable best efforts to deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities, including the delivery of an opinion of counsel that such legend is no longer required under the Securities Act and applicable state Laws. The Company shall, whether or not requested by Purchaser, cause clause (ii) of the legend to be removed upon the sale or transfer of the Securities to a person that is not (and will not, in connection with such sale or transfer) be a party hereto (or bound by the terms hereof).
Section 4.7 Bank Regulatory Matters.
(a) Notwithstanding anything to the contrary herein, (i) neither the Company nor any of its Subsidiaries shall take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock, in each case, where Purchaser is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Purchaser’s pro rata proportion) and (ii) Purchaser shall not be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” the Company or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to the Company pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to the Company, PACW or any of their respective Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, the Company, PACW or any of their respective Subsidiaries (each of clauses (A) through (D)), a “Materially Burdensome Condition”).

(b) In the event either party believes that the imposition of a Materially Burdensome Condition is reasonably likely to occur, it shall promptly notify the other party and both parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Condition.
(c) At the request of the Company, the Purchaser shall promptly provide any information in respect of the Purchaser or its affiliates (or its or their respective directors, officers, employees, partners, shareholder or members) that the Federal Reserve or any other bank regulatory agency may require or request in connection with any application or other filing required to be made by the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries or examination or investigation of the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries, and undertakes that such information shall be true, correct and complete; provided that in lieu of the foregoing, Purchaser may, in its sole discretion, provide directly to the relevant agency (and not to the Company) any information that Purchaser deems to be proprietary or confidential in nature; provided, further, that, notwithstanding anything to the contrary contained herein, other than with respect to the Board Representative, or as may be required in connection with the Voting Regulatory Approvals contemplated in Section 3.1(f), (i) Purchaser shall not be required to provide information about itself or its direct or indirect equity holders or their respective officers or directors in the form required by the Interagency Financial and Biographical Report or other similar personal information collection form and (ii) neither Purchaser nor any of its affiliates shall be required to identify or provide information concerning their respective limited partners, shareholders, non-managing members (including any of Purchaser’s or its affiliates’ portfolio companies) or investment advisers except, solely in the case of subclause (ii), as is both (A) usual and customary for similarly situated fund investors seeking to make a non-controlling investment in a bank holding company and state member bank and (B) not prohibited by Law or contractual obligation.
(d) Following the Closing, Purchaser shall not take any action that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (i) own, control or have the power to vote any class of voting securities (in each case, as those concepts are construed for purposes of the BHC Act) of the Company in excess of 24.9%; (ii) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (iii) serve as a source of financial strength to the Company pursuant to the BHC Act, in each case, as of the Closing.
Section 4.8 Reservation for Issuance. At the Closing, the Company shall reserve that number of shares of Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of Non-Voting Common Equivalent Stock (i) that shall be issuable pursuant to this Agreement and (ii) for which the Warrant may be exercised, in each case, (x) in accordance with the terms of this Agreement, the Articles Supplementary and the Warrant (as applicable) and (y) excluding any adjustments applicable thereto.
Section 4.9 Indemnity.
(a) Following the Closing, the Company shall indemnify, defend and hold harmless Purchaser and its affiliates, to the fullest extent permitted by Law, from and against any and all out-of-pocket costs, losses, liabilities, damages, payments, fees, expenses (including reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”; provided, however, that “Losses” do not include, (x) except to the extent awarded in a Third Party Claim, punitive, exemplary, consequential or special damages or (y) lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure (even if under Law such lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure would be considered reasonably foreseeable or not special damages) if such Loss directly results from (i) any inaccuracy in or breach of any of the Company’s representations or warranties in Section 2.2 or (ii) the Company’s breach of any agreements or covenants made by the Company herein (except, in the case of this clause (ii), as set forth in Section 4.9(a) of the Company Disclosure Schedule). Notwithstanding the foregoing, the Company shall have no obligation under this Section 4.9(a) (A) following the expiration of the applicable survival period set forth in Section 4.9(o) or (B) in respect of any claim, action, suit, litigation, dispute or proceeding threatened or commenced against the Company, any Company Subsidiary and/or PACW (and/or any of its Subsidiaries) and/or any of their respective directors, officers or employees (including if Purchaser or any of its affiliates or its or their respective directors, officers, employees, shareholders or controlling persons are or are threatened to be made party thereto) (x) in connection with any Stockholder Litigation or actions expressly required by, or taken with the prior written consent of Purchaser pursuant to, this Agreement or (y) that seeks to enjoin, restrain or prohibit the transactions contemplated by the Merger Agreement, this Agreement or the Other Investment Agreements.
(b) Purchaser shall indemnify, defend and hold harmless each of the Company and its Subsidiaries, to the fullest extent permitted by Law, from and against any and all Losses actually incurred by the Company or any of its Subsidiaries if such Loss directly results from (i) any inaccuracy in or breach of any of Purchaser’s representations or warranties in Section 2.3 or (ii) Purchaser’s breach of any agreements or covenants made by Purchaser herein. Notwithstanding the foregoing, Purchaser shall have no obligation under this Section 4.9(b) following the expiration of the applicable survival period set forth in Section 4.9(o).
(c) A party that may desire to seek indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim that does not result from a third party with respect to which it seeks indemnification (a “Direct Claim”) promptly (and, in any event, not later than fifteen (15) business days) after the first discovery by such Indemnified Party of any fact, event, circumstance, development or matters giving rise to such claim. Such notice (a “Claim Notice”) shall (i) describe such Direct Claim in reasonable detail (including the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Direct Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to the Direct Claim (a “Response Notice”). If the Indemnifying Party does not deliver a Response Notice within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify, compensate or reimburse the Indemnified Party for the full amount of all Losses resulting therefrom.
(d) In case any such action, suit, claim or proceeding is threatened or commenced against an Indemnified Party by any person who is not a party to this Agreement or an affiliate of any party to this Agreement, with respect to which the Indemnifying Party is or may be obligated to provide indemnification under Section 4.9(a) or 4.9(b) (as applicable) (a “Third Party Claim”), the Indemnified Party shall, as promptly as reasonably practicable, cause a Claim Notice regarding any Third Party Claim of which it has knowledge that is covered by this Section 4.9 to be delivered to the Indemnifying Party. The Claim Notice shall (i) describe such Third Party Claim in reasonable detail (including the identity of the applicable third party, the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Third Party Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have the right but not the obligation to assume control of the defense of any Third Party Claim by, no later than the thirtieth (30th) day after its receipt of such Claim Notice, notifying the Indemnified Party that, subject to the other provisions of this Section 4.9, the Indemnifying Party has elected to conduct and control the defense, negotiation or settlement of the applicable Third Party Claim and any action, suit, claim or proceeding resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense; provided that if the Indemnified Party is advised by outside counsel that an actual conflict of interest (other than one of a monetary nature) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim, then the Indemnifying Party shall pay the reasonable, out-of-pocket and documented fees, costs and expenses of counsel employed by the Indemnified Party; provided, further, that the Indemnifying Party shall only be liable for the legal fees and expenses for one law firm for all Indemnified Parties (taken together with respect to any single action or group of related actions) in connection with any Third Party Claim (plus one local counsel in each applicable jurisdiction). If the Indemnifying Party does not assume the defense of the Third Party Claim within the thirty (30)-day period referenced in this Section 4.9, (x) the Indemnified Party may defend against the Third Party Claim and (y) the Indemnifying Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense.
(e) Notwithstanding anything in this Section 4.9 to the contrary, (i) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless such Order or proposed settlement or compromise or agreement (A) involves an unconditional release of the Indemnifying Party in respect of such Third-Party Claim and (B) does not contain any admission or finding of wrongdoing on behalf of the Indemnifying Party and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless the Order or proposed settlement or compromise or agreement (A) involves only the payment of money damages against which the Indemnified Party is indemnified in full by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, (C) involves an unconditional release of the Indemnified Party in respect of such Third Party Claim and (D) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party.
(f) The failure by an Indemnified Party to timely or properly provide, pursuant to Section 4.9(c) or Section 4.9(d), any Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent, and only to the extent that, the Indemnifying Party is actually and directly prejudiced by such failure.
(g) For purposes of the indemnity contained in Section 4.9(a)(i) and Section 4.9(b)(i), all qualifications and limitations set forth in such representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import (other than Sections 2.2(f)(i)(B), 2.2(f)(iii)(A) and Section 2.2(k)(iv)), shall be disregarded in determining whether there shall have been any inaccuracy in or breach of any representations and warranties in this Agreement.
(h) Except in the case of Fraud and any inaccuracy or breach of any Company Fundamental Reps, the Company shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(a)(i), (i) with respect to any individual claim (or group of related claims) for indemnification if the amount of Losses with respect to such individual claim (or group of related claims) is less than $100,000 (any individual claim (or group of related claims) involving Losses less than such amount being referred to as a “De Minimis Claim”) and (ii) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(a)(i) exceeds an amount equal to $4,875,000 (the “Threshold Amount”), in which event the Company shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(h). Except in the case of Fraud and the inaccuracy or breach of any Purchaser Fundamental Reps, Purchaser shall not be required to indemnify the Indemnified Parties pursuant to Section 4.9(b)(i), (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.9(b)(i) exceeds the Threshold Amount, in which event Purchaser shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.9(h). Except in the case of Fraud or any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.9(a) shall in no event exceed $32,500,000 and (y) Purchaser under Section 4.9(b) shall in no event exceed $32,500,000. In the case of any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.9(a) shall in no event exceed the Investment Amount and (y) Purchaser under Section 4.9(b) shall in no event exceed the Investment Amount.
(i) Any claim for indemnification pursuant to Section 4.9 can only be brought on or prior to the twelve (12) month anniversary of the Closing Date; provided, that (i) a claim for indemnification pursuant to Section 4.9(a)(i) in respect of an inaccuracy of any of the representations of the Company set forth in Section 2.2(a)(i), Section 2.2(b)(i), Section 2.2(b)(ii), Section 2.2(c)(i), Section 2.2(c)(ii)(A), Section 2.2(c)(iii) and Section 2.2(g) (each, a “Company Fundamental Rep”) or pursuant to

Section 4.9(b)(i) in respect of any of the representations of Purchaser set forth in Section 2.3(a)(i), Section 2.3(b)(ii) and Section 2.3(l) (each, a “Purchaser Fundamental Rep”), in each case, can be brought on or prior to the third (3rd) anniversary of the Closing Date and (ii) if notice of a claim for indemnification pursuant to Section 4.9(a) or Section 4.9(b) is duly provided prior to the end of the applicable foregoing survival period with respect thereto, then the obligation to indemnify, defend and hold harmless in respect of such inaccuracy or breach shall survive as to such claim until such claim has been finally resolved.
(j) The indemnity provided for in this Section 4.9 shall be the sole and exclusive monetary remedy of Indemnified Parties after the Closing for any inaccuracy in or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing; provided that nothing herein shall limit in any way any party’s rights or remedies with respect to Fraud.
(k) Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy hereunder, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.
(l) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event, set of facts, circumstance or occurrence that would reasonably be expected to give rise to any Loss that would reasonably be expected to give rise to an indemnity obligation pursuant to this Section 4.9. In the event that an Indemnified Party shall fail to use commercially reasonable efforts to mitigate any such Loss, then notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that would reasonably be expected to have been avoided if all Indemnified Parties had made such efforts.
(m) If an Indemnified Party has or may have a right to recover any Loss against or from any third party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery against and from such third party and if the Indemnified Party recovers any such amount from such third party after the Indemnifying Party makes any payment pursuant to this Section 4.9 in respect of such Loss, then the Indemnified Party shall promptly remit to the Indemnifying Party the lesser of the amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such Loss and the amount the Indemnified Party received from such third party in respect of such Loss (net of all reasonable costs of collection).
(n) Any indemnification payments pursuant to this Section 4.9 shall be treated as an adjustment to the Investment Amount for the Securities for U.S. federal income and applicable state and local Tax purposes, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).
(o) Each of the representations and warranties set forth herein shall survive the Closing under this Agreement for a period of twelve (12) months following the Closing Date and, thereafter, except in the case of Fraud, shall expire and have no force and effect, including in respect of this Section 4.9; provided, however, that the Company Fundamental Reps and the Purchaser Fundamental Reps shall survive the Closing under this agreement for a period of thirty-six (36) months following the Closing Date, in each case subject to Section 4.9(j)(ii). Except as otherwise provided herein, all covenants and agreements contained herein, other than those which by their terms are to be performed in whole or in part after the Closing Date (which shall survive in accordance with their terms), shall survive the closing under this Agreement for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of such covenant if notice of such breach was provided prior to the end of such period).
Section 4.10 Exchange Listing. The Company shall use reasonable best efforts to cause the shares of Voting Common Stock (i) issued hereunder and (ii) to be issued upon the conversion of the Non-Voting Common Equivalent Stock (A) that shall be issuable pursuant hereto and (B) for which the Warrant may be exercised, in each case, to be approved for listing on the NYSE, subject to official notice of issuance and upon the Requisite Stockholder Vote, as promptly as practicable, and in any event before the Closing.
Section 4.11 Articles Supplementary. In connection with the Closing, the Company shall file the Articles Supplementary with the Maryland Department of State.

Section 4.12 State Securities Laws. The Company shall use commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to Laws prior to the offer and sale by Purchaser of Common Stock and/or the Non-Voting Common Equivalent Stock.
Section 4.13 Use of Proceeds. The Company shall only use the net proceeds from the sale of the Securities hereunder for general corporate purposes, which may include working capital, providing capital to support the organic growth of the Company or any Company Subsidiary or funding the opportunistic acquisition of similar or complementary financial service organizations and may use a portion of such net proceeds to repay outstanding indebtedness of the Company or any of its Subsidiaries.
Section 4.14 Company Opportunities.
(a) Purchaser and any related investment funds, the Board Representative, and any of their respective affiliates, have the right to, and shall have no duty (contractual or otherwise) not to (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its affiliates or (iii) make investments in any kind of property in which the Company may make investments.
(b) In the event that Purchaser or any related investment funds, the Board Representative or any of their respective affiliates, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its Subsidiaries, none of Purchaser or any related investment funds, the Board Representative or any of their respective affiliates, shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or to refrain from pursuing or acquiring such corporate opportunity for its own benefit.
(c) None of Purchaser, any related investment fund, the Board Representative or any of their respective affiliates shall be liable to the Company or any of its Subsidiaries or stockholders of the Company for breach of any duty (contractual or otherwise) by reason of the fact that Purchaser or any related investment fund thereof, the Board Representative or any of their respective affiliates pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.
(d) Notwithstanding Section 4.14(a)-(c), if the Board Representative is presented with any potential transaction or corporate opportunity solely and expressly in his or her capacity as a member of the Board of Directors and that is specifically identified as a potential transaction or corporate opportunity for the Company or its Subsidiaries (a “Company Opportunity”), then the Board Representative shall be required to first present such Company Opportunity to the Company prior to the Board Representative’s pursuit of, or investment in, such Company Opportunity.
Section 4.15 No Recourse. This Agreement may only be enforced against, and any actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, may be made only against the entities that are expressly identified as the party or parties to such agreement(s). No person who is not a party hereto, including any past, present or future direct or indirect equityholder, director, officer, employee, incorporator, member, manager, partner, affiliate, agent, attorney, financing source, assignee or representative of any party hereto or its affiliates or of PACW or its affiliates or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, partner, member, manager, affiliate, agent, assignee or representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any other party hereto (or its affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the transactions contemplated hereby, or for any claim based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this

Agreement or the transactions contemplated hereby, and each party hereto irrevocably and unconditionally waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Notwithstanding the foregoing, nothing in this Section 4.15 shall (or is meant to) limit in any manner the rights and obligations of the Sponsors under the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement or PACW NDA, in each case to the extent expressly provided therein.
Section 4.16 Tax Matters.
(a) The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock pursuant to this Agreement, other securities issued on account of Non-Voting Common Equivalent Stock pursuant to the Articles Supplementary, the Warrants, or any shares of Non-Voting Common Equivalent Stock issuable upon exercise of a Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any conversion of Non-Voting Common Equivalent Stock or any exercise of a Warrant to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock or a Warrant, as applicable, requests Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, to be registered in a name other than such registered holder’s name and no such Voting Common Stock or Non-Voting Common Equivalent Stock, as applicable, will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and Purchaser shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 4.16.
(b) The Company and Purchaser agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Code and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Company nor Purchaser shall treat the Non-Voting Common Equivalent Stock as such for U.S. federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.
Section 4.17 Commitment Compensation and Transaction Expenses.
(a) In the event that (i) the Merger Agreement is terminated following the date hereof pursuant to its terms and the Company actually receives all or any portion of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.2 of the Merger Agreement and (ii) this Agreement has not been terminated by the Company pursuant to Section 5.1(b)(iv), the parties agree that the Company will pay to Purchaser or its designee 16.3% of the amount of such Termination Fee net of the Company’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with this Agreement, the Other Investment Agreements, the Merger Agreement, the transactions contemplated hereby or thereby or the recovery of any such Termination Fee within ten (10) days of the Company’s receipt of the Termination Fee from the Company.
(b) In the event that the Closing occurs, the Company shall reimburse Purchaser for Purchaser’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the Company Share Issuance and the other transactions contemplated by this Agreement; provided that the Company’s obligations for expense reimbursement pursuant to this Section 4.17(b) shall be limited to a cap of $3,250,000.

ARTICLE V

TERMINATION
Section 5.1 Termination.
(a) This Agreement shall automatically terminate upon the valid termination of the Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 8.1 therein.
(b) This Agreement may be terminated prior to the Closing:
(i) by mutual written agreement of the Company and Purchaser;
(ii) by the Company or Purchaser, upon written notice to the other party, in the event that the Closing does not occur on or before April 25, 2024; provided, however, that if (x) the conditions to the closing of the Merger set forth in Section 7.1(c) of the Merger Agreement or Section 7.1(e) of the Merger Agreement (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived (in accordance with this Agreement) on or prior to such date but all other conditions to PACW’s or the Company’s (as applicable) obligation to consummate the closing of the Merger set forth in Article VII of the Merger Agreement have been satisfied or waived (in accordance with this Agreement) (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)) and (y) the condition to the Closing set forth in Section 1.2(b)(i)(5) has not been satisfied or waived on or prior to such date as a result of the failure of the conditions to the closing of the Merger set forth in the preceding clause (x) to be satisfied as of such date but all other conditions to Purchaser’s or the Company’s (as applicable) obligation to consummate the Closing set forth in Section 1.2(b) have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to July 25, 2024, and such date, as so extended, shall be the “Termination Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(iii) by either the Company or Purchaser if any Governmental Entity, from whom, to consummate the Closing, any regulatory permit, authorization, consent, Order or approval (A) is necessary or (B) failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (clauses (A) and (B), “Requisite Regulatory Approvals”), has denied approval of the Company Share Issuance and such denial has become final and nonappealable or any Governmental Entity shall have issued a final and nonappealable Order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Company Share Issuance or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall have been caused by the failure of the party seeking to terminate this Agreement to perform the obligations, covenants and agreements of such party set forth herein;
(iv) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to Purchaser’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth herein on the part of Purchaser, which breach, either individually or in the aggregate with all other breaches by Purchaser, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(iii), and which is not cured within forty-five (45) days following written notice to Purchaser, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or
(v) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to the Company’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements contained herein or any of the representations or warranties set forth herein on the part of the Company, which breach, either individually or in the aggregate with all such other breaches by the

Company, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(ii), and which is not cured within forty-five (45) days following written notice to the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date).
(c) Following the Closing, Section 3.1(e), Section 4.1, Section 4.2, Section 4.3, Section 4.4, Section 4.5, Section 4.6, Section 4.8 and Section 4.14 shall automatically terminate on the date that Purchaser (together with its affiliates) ceases to own any shares of capital stock of the Company or the Warrants.
Section 5.2 Effects of Termination.
(a) In the event of any termination of this Agreement as provided in Section 5.1, this Agreement (other than Section 3.3(a), Section 3.4, this Section 5.2(a) and Article VI, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect, and none of the Company, Purchaser, any of their respective affiliates or any of the officers, directors, members or partners of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided that, subject to Section 5.2(b), nothing herein shall relieve any party hereto from any liability for Fraud or willful and intentional breach of any covenant or agreement expressly set forth herein. “Fraud” means an intentional misrepresentation with respect to a representation or warranty set forth in Section 2.2 or Section 2.3, which such intentional misrepresentation was (i) inaccurate on the date hereof, and (ii) made with (A) the specific intent of deceiving and inducing the other party to enter into this Agreement and upon which the other party actually relied to its detriment, and (B) actual knowledge (without any duty of investigation or inquiry) of the inaccuracy of such intentional misrepresentation; provided that “Fraud” shall not include any claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive knowledge, recklessness, negligent misrepresentation or a similar theory.
(b) Notwithstanding anything to the contrary in this Agreement, if, prior to the Closing, Purchaser breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (x) an order of specific performance to the extent granted in accordance with Section 6.11 or any other non-monetary equitable relief, or (y) specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, or any Non-Party Affiliate of Purchaser, for any breach, loss or damage or failure to perform under this Agreement, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, or any document or instrument delivered in connection herewith or therewith, or in respect of the transactions contemplated hereby thereby (including Fraud or any willful and intentional breach), which recourse shall be sought solely against Purchaser hereunder and subject to the limitations set forth herein and not against any Non-Party Affiliate of Purchaser (other than any Guarantor (as defined in the Limited Guarantee) under the Limited Guarantee or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein), shall be for the Company to seek to recover monetary damages from Purchaser (or any Guarantor under the Limited Guarantee or Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations therein) for willful and intentional breach of this Agreement or Fraud; provided, that (A) in no event (even in the case of Fraud or willful and intentional breach) shall Purchaser (and any Non-Party Affiliates of Purchaser (other than Warburg Pincus LLC under the Confidentiality Agreement, to the extent expressly provided therein and subject to the limitations set forth therein)) be subject to monetary damages hereunder or under the Limited Guarantee in excess of an amount, in the aggregate, equal to twenty five percent (25%) of the Investment Amount in the aggregate and (B) no Non-Party Affiliate of Purchaser shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or any theory of law or equity, whether in equity or at law, in contract, in tort or otherwise (other than the Guarantors under the Limited Guarantee and Warburg Pincus LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein). For the avoidance of doubt, the Company will be entitled to seek specific performance of this Agreement pursuant to Section 6.11 and specific performance of the Equity

Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein; provided, that, notwithstanding anything to the contrary set forth in this Agreement, while the Company may simultaneously seek (I) specific performance (x) in accordance with Section 6.11, (y) of the Confidentiality Agreement (to the extent expressly provided therein and subject to the limitations set forth therein) or (z) of the Equity Commitment Letter (to the extent expressly provided therein and subject to the limitations set forth therein) and (II) an award of monetary damages, the Company shall not be entitled to both specific performance and also an award of (and to receive) the payment of monetary damages hereunder or under the Limited Guarantee (but without limiting the Company’s rights under the Confidentiality Agreement). No Non-Party Affiliate of Purchaser (other than, solely with respect to liability to the Company, (x) the Guarantors solely to the extent expressly set forth in the Limited Guarantee and subject to the limitations set forth therein and (y) Warburg Pincus LLC solely to the extent expressly set forth in the Confidentiality Agreement and subject to the limitations set forth therein) will have any liability to any person, including the Company or any stockholder of the Company, or PACW or any stockholder of PACW, relating to or arising out of this Agreement, the Merger Agreement or any other document or instrument, under any theory of law or equity, in respect of any oral representations made or alleged to be made in connection herewith or therewith or otherwise, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise. The parties hereto acknowledge that the agreements contained in this Section 5.2(b) are an integral part of the transactions contemplated by this Agreement that, without these agreements the parties hereto would not enter into this Agreement. For purposes of this Agreement, “willful and intentional” breach means a material breach of a covenant or agreement set forth herein that is the consequence of an action or omission by the breaching party with actual knowledge that such action or omission is a material breach of such covenant or agreement.
ARTICLE VI

MISCELLANEOUS
Section 6.1 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties at any time before or after the receipt of the Requisite Stockholder Vote; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any amendment of this Agreement that requires such further approval by the stockholders of the Company under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the parties.
Section 6.2 Extension; Waiver. Each party may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval by the stockholders of the Company under Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 6.3 Expenses. Except as otherwise expressly set forth herein, including in Section 4.17, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense.
Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or

(c) the earlier of confirmation of receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to the Company, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
	Attention:	Chief Executive Officer
With a copy to: General Counsel
	Email:	[REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
	Attention:	Sven Mickisch; Matthew Nemeroff
	Email:	Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to Purchaser, to:

c/o Warburg Pincus LLC
450 Lexington Avenue
New York, NY 10017
	Attention:	General Counsel
	Email:	[REDACTED]@warburgpincus.com

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 W 52nd Street
New York, NY 10019

	Attention:	Mark F. Veblen
Mark A. Stagliano
	Email:	MFVeblen@wlrk.com
MAStagliano@wlrk.com
Section 6.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision hereof. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its affiliates and neither the Company nor any of its Subsidiaries shall be required to take any action that is prohibited by Law or any Governmental Entity. As used herein, the “knowledge” of Purchaser means the actual knowledge of any of the officers of Purchaser, and the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 6.5 of the Company Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed, (b) “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (ii) filed by a party with the SEC since January 1, 2023 and publicly available on EDGAR at least one (1) business day prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the purchase and sale of Securities contemplated by Section 1.1, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to any Pandemic, including compliance with Pandemic Measures, (h) “U.S.” means the United States of America, and (i) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” herein are to U.S. dollars.
Section 6.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
Section 6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement and PACW NDA, constitute the entire agreement among the parties and supersede all prior agreements and understandings, written, oral or otherwise, among the parties with respect to the subject matter hereof.
Section 6.8 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each party agrees that it will bring any action, suit, litigation, dispute or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (A) to laying venue in any such action, suit, litigation, dispute or proceeding in the Chosen Courts and (B) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action, suit, litigation, dispute or proceeding will be effective if notice is given in accordance with Section 6.4.
Section 6.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND

UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.
Section 6.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of Purchaser, in the case of the Company, or the Company, in the case of Purchaser; provided, that, following the Closing, Purchaser may, subject to (and conditioned upon) the delivery by the Specified Person of a joinder reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement, assign its right to enforce, with respect to the Proposed Securities, any remedies expressly set forth herein and subject to the limitations set forth herein with respect to breaches of representations, warranties or covenants by the Company under this Agreement in respect of the Specified Person Securities to the Specified Person, so long as (a) the Specified Person delivers to the Company an undertaking reasonably acceptable to the Company that such person shall be bound by the provisions of Section 4.2(a) and Section 4.2(b) (subject to the exceptions set forth in Section 4.2(c)) and Section 4.3 from and after the Closing as if such person were a party hereto, (b) such assignment would not impose any delay in the obtaining of, or increase the risk of not obtaining, any approval, authorization, consent or waiver from any Governmental Entity which is required to consummate the transactions contemplated by this Agreement pursuant to the terms hereof or otherwise impair, delay or prevent the consummation of the transactions contemplated hereby and (c) for the avoidance of doubt, no such assignment shall relieve Purchaser of its obligations hereunder at or prior to the Closing. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns, other than as expressly set forth herein (including Section 4.14 and Section 4.15). Except as set forth in the foregoing sentence or otherwise expressly set forth herein (including Section 4.15), this Agreement (including the documents and instruments referred to herein) is not otherwise intended to, and does not, confer upon any person other than the parties, any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties herein are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties herein may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties herein as characterizations of actual facts, events, developments or circumstances as of the date hereof or as of any other date.
Section 6.11 Specific Performance. The parties agree that irreparable damage would occur if any provision hereof were not performed in accordance with its specific terms or otherwise breached. Accordingly, subject to the second sentence of Section 5.2(b), the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Company Share Issuance), in addition to any other remedy to which they are entitled at Law or in equity. Each party further waives any (a) defense in any action, suit, litigation, dispute or proceeding for specific performance that a remedy at Law would be adequate and (b) requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision hereof is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 6.13 Confidential Supervisory Information. Notwithstanding any other provision herein, no disclosure, representation or warranty shall be made (or other action taken) pursuant hereto that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to the extent prohibited by Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 6.13 apply in order that those limitations do not have the effect of misleading any party hereto.
Section 6.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature hereto or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party forever waives any such defense.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first herein above written.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Chairman, President and Chief Executive Officer
[Signature Page to Investment Agreement]

WP CLIPPER GG 14 L.P.

By: Warburg Pincus (Cayman) Global
Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global
Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

WP CLIPPER FS II L.P.

By: Warburg Pincus (Cayman) Financial
Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial
Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman),
L.P., its managing member

By: Warburg Pincus (Bermuda) Private
Equity GP Ltd., its general partner

/s/ Harsha Marti
Name:	Harsha Marti
Title:	Authorised Signatory

[Signature Page to Investment Agreement]

Exhibit A

Form of Articles Supplementary of the Non-Voting Common Equivalent Stock

[See attached.]

Exhibit B

Form of Warrant

[See attached.]

Exhibit C

Equity Commitment Letter

[See attached.]

Exhibit D

Limited Guarantee

[See attached.]

Exhibit E

Form of Registration Rights Agreement

[See attached.]

Annex C
INVESTMENT AGREEMENT

by and between

BANC OF CALIFORNIA, INC.,

and

CB LAKER BUYER L.P.

Dated as of July 25, 2023

C-i

LIST OF EXHIBITS
C-ii

INDEX OF DEFINED TERMS
affiliate	C-39
Agreement	C-1
Articles Supplementary	C-3
As-Converted Basis	C-28
BHC Act	C-7
Board of Directors	C-8
business day	C-38
Chosen Courts	C-39
CIBC Act	C-20
Claim Notice	C-30
Closing	C-2
Closing Date	C-2
Code	C-13
Common Stock	C-2
Company	C-1
Company Articles	C-3
Company Bank	C-2
Company Benefit Plans	C-13
Company Bylaws	C-9
Company Disclosure Schedule	C-6
Company Equity Awards	C-7
Company Fundamental Rep	C-32
Company Options	C-7
Company Preferred Stock	C-7
Company PSU Award	C-7
Company Regulatory Agreement	C-16
Company Reports	C-10
Company RSU Awards	C-7
Company Share Issuance	C-2
Company Stock Plans	C-8
Company Stockholders Meeting	C-9
Company Subsidiary	C-7
Confidential Information	C-24
Confidentiality Agreement	C-24
Data Breach	C-15
De Minimis Claim	C-32
Direct Claim	C-30
Enforceability Exceptions	C-9
Equity Commitment Letter	C-1
Equity Financing	C-21
ERISA	C-13
Exchange Act	C-9
FDIC	C-6, C-7
Federal Reserve	C-10
Fraud	C-36
GAAP	C-5
Governmental Entity	C-2
Indemnified Party	C-30
Indemnifying Party	C-30
Information Rights Period	C-23
Institutional Accredited Investor	C-17
Investment Amount	C-5
Law	C-2
Liens	C-8
C-iii

Limited Guarantee	C-1
Losses	C-30
made available	C-39
Material Adverse Effect	C-32
Materially Burdensome Condition	C-29
Merger	C-1
Merger Agreement	C-1
Merger Sub	C-1
Mergers	C-1
Non-Party Affiliates	C-34
Non-Voting Common Equivalent Stock	C-3
Non-Voting Common Stock	C-2
NYSE	C-3
Order	C-2
ordinary course	C-39
ordinary course of business	C-39
Other Investment Agreement	C-8
Other Warrants	C-8
PACW	C-1
PACW NDA Joinder	C-24
Pandemic	C-6
Pandemic Measures	C-6
party	C-39
Per Share Issue Price	C-5
Permitted Transfer	C-27
Permitted Transferee	C-27
person	C-38
Personal Data	C-15
Placement Agent	C-12
Pre-Closing Period	C-25
Purchaser	C-27
Purchaser Fundamental Rep	C-32
Registration Rights Agreement	C-1
Representatives	C-24
Requisite Regulatory Approvals	C-35
Requisite Stockholder Vote	C-9
Response Notice	C-31
Second Step Merger	C-1
Securities	C-1
Securities Act	C-10
Sponsors	C-1
SRO	C-10
Subsidiary	C-6
Tax	C-13
Tax Return	C-13
Taxes	C-13
Termination Date	C-35
Third Party Claim	C-31
Threshold Amount	C-32
Total Shares Issued	C-4
Transfer	C-28
U.S.	C-39
Voting Common Stock	C-1
Warrant	C-1
C-iv

INVESTMENT AGREEMENT, dated as of July 25, 2023 (this “Agreement”), by and between BANC OF CALIFORNIA, INC., a Maryland corporation (the “Company”), and CB LAKER BUYER L.P., a Delaware limited partnership (“Purchaser”).
RECITALS:
A. The Merger Agreement. Concurrently with the execution of this Agreement, the Company has entered into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, restated, supplemented, waived or otherwise modified from time to time in accordance with the terms thereof and this Agreement, the “Merger Agreement”), by and among PacWest Bancorp, a Delaware corporation (“PACW”), the Company and Cal Merger Sub, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which, on the terms and subject to the conditions set forth therein, among other things, the Company will consummate a strategic business combination transaction whereby (a) Merger Sub will merge with and into PACW (the “Merger”), so that PACW is the surviving corporation in the Merger, and (b) immediately following the Merger becoming effective, the Company shall cause PACW to be merged with and into the Company (the “Second Step Merger,” and together with the Merger, the “Mergers”), so that the Company is the surviving corporation in the Second Step Merger.
B. The Investment. In connection with the Mergers, the Company desires to sell and issue to Purchaser, and Purchaser desires to purchase from the Company, as an investment in the Company, shares of voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”).
C. The Warrant. In connection with the purchase, sale and issuance of the Voting Common Stock at the Closing (as defined below), the Company will issue to Purchaser a warrant (the “Warrant”) to purchase shares of Voting Common Stock in accordance with the terms of the Warrant, in substantially the form attached hereto as Exhibit A.
D. Equity Commitment. As a condition and inducement to the willingness of the Company to enter into this Agreement, Centerbridge Special Credit Partners IV Master, L.P. and Martello Re Limited (collectively, the “Sponsors”) have duly executed and delivered to Purchaser an equity commitment letter, a copy of which is attached hereto as Exhibit B (such equity commitment letter, including all amendments, exhibits, attachments, appendices and schedules thereto, the “Equity Commitment Letter”), to provide Purchaser the amount of cash equity financing set forth therein, subject to the terms and conditions thereof.
E. Limited Guarantee. As a condition and inducement to the willingness of the Company to enter into this Agreement, the Sponsors have provided a limited guarantee in favor of the Company, a copy of which is attached hereto as Exhibit C, pursuant to which the Sponsors have agreed to guarantee certain payment obligations of Purchaser hereunder, subject to the terms and conditions thereof (the “Limited Guarantee”).
F. The Securities. The term “Securities” refers collectively to the (a) (i) shares of Voting Common Stock and (ii) Warrant, in each case, issuable pursuant hereto, and (b) shares of Voting Common Stock to be issued upon the exercise of the Warrant. When purchased, the shares of Voting Common Stock purchased hereunder will be evidenced by book-entry notation.
G. Registration Rights Agreement. At the Closing, the Company and Purchaser will enter into a Registration Rights Agreement in substantially the form attached hereto as Exhibit D (the “Registration Rights Agreement”).
NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements set forth herein, the parties agree as follows:
ARTICLE I

PURCHASE; CLOSING
Section 1.1 Purchase. On the terms and subject to the conditions set forth herein, at the Closing, (a) Purchaser shall purchase from the Company, and the Company shall sell and issue to Purchaser, the number of duly authorized, validly issued, fully-paid and non-assessable shares of Voting Common Stock, free and clear of all Liens (as defined below) (other than transfer restrictions imposed under this Agreement or applicable securities Laws), set forth in Section 1.2(c)(i)(1)(A), and (b) the Company shall issue to Purchaser a duly authorized, validly issued and non-assessable Warrant to purchase a certain number of shares of Voting Common

Stock determined in accordance with the terms hereof and of the Warrant, free and clear of all Liens (other than the transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws) (clauses (a)-(b), collectively, the “Company Share Issuance”). As used herein, “Common Stock” shall mean shares of Voting Common Stock and/or Class B Non-Voting Common Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Stock”), as applicable.
Section 1.2 Closing.
(a) Time and Date of Closing. Subject to the satisfaction or, to the extent permitted by Law, written waiver (by the party entitled to grant such waiver) of the conditions set forth in Section 1.2(b) (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or, to the extent permitted by Law, written waiver of those conditions by the party entitled to grant such waiver), the closing of the Company Share Issuance (the “Closing”) shall take place substantially concurrently with the consummation of the Merger, remotely by the electronic exchange of counterpart signature pages to the documents and agreements contemplated hereby to be executed and delivered at the Closing or such other date and/or location as agreed in writing by the parties. The date on which the Closing occurs is referred to as the “Closing Date.” The Company shall (i) use reasonable best efforts to provide Purchaser with at least five (5) business days prior written notice of the expected closing date of the Merger and (ii) provide Purchaser with notice of the Condition Satisfaction Date (as defined in the Merger Agreement) no later than 1:00 p.m. Eastern Time on the date on which it occurs; provided, that if any day would otherwise become the Condition Satisfaction Date after 1:00 p.m. Eastern Time, then the “Condition Satisfaction Date” shall be deemed to be the business day following such day.
(b) Closing Conditions.
(i) The obligation of Purchaser, on the one hand, and the Company, on the other hand, to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser and the Company prior to the Closing of the following conditions:
(1) no injunction, order, judgment, writ, directive, enforcement action, decree, or regulatory restriction of any Governmental Entity (each, an “Order”) or other legal restraint or prohibition preventing the consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or prohibiting, restraining or enjoining Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof shall be in effect (and none of Purchaser, the Company or Banc of California, National Association, a national banking association and a wholly-owned Subsidiary of the Company (“Company Bank”) shall have received any formal written communication from any Governmental Entity asserting any of the foregoing that shall not have been withdrawn). No applicable law, statute, code, ordinance, rule, regulation, requirement, policy or guideline of any Governmental Entity or stock exchange or Order (each, a “Law”) shall have been enacted, entered, promulgated or enforced (which remains in effect) by any court, administrative agency or commission or other governmental authority or instrumentality or SRO of competent jurisdiction (each, a “Governmental Entity”) that prohibits or makes illegal consummation of the Company Share Issuance or any of the other transactions contemplated by this Agreement or that prohibits, restrains or enjoins Purchaser or its affiliates from owning any Securities or voting any voting Securities in accordance with the terms thereof;
(2) Purchaser shall have received reasonably satisfactory oral confirmation from staff of the legal division of the Federal Reserve that the consummation of the Closing will not result in Purchaser being deemed to have, or have acquired, “control” of the Company or any of its Subsidiaries (including the Company Bank) for purposes of the BHC Act or CIBC Act and the applicable implementing regulations thereunder, either (A) individually or (B) as part of an “association” or group “acting in concert” with any other person with respect to the transactions contemplated by this Agreement contemplated to occur at the Closing, as those terms are defined and interpreted by the Federal Reserve under Regulation Y (12 C.F.R. Part 225);

(3) the Company shall have filed the requisite Supplemental Listing Application in respect of the Voting Common Stock (A) issued hereunder and (B) to be issued upon the exercise of the Warrant, in each case, in accordance with rules of the New York Stock Exchange (the “NYSE”), and no further action shall be required to authorize such additional shares for listing, subject to official notice of issuance;
(4) all of the conditions to the Closing of the Merger set forth in the Merger Agreement shall have been satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement), other than those conditions that by their nature can only be satisfied or waived at the closing of the Merger (but subject to such conditions then being satisfied or waived (in the case of any waiver, in accordance with the Merger Agreement and this Agreement)), and the Merger shall have been consummated, or will be consummated substantially concurrently with the Closing, in accordance with the terms and conditions of the Merger Agreement;
(5) the Company shall have delivered to Purchaser the items described in Section 1.2(c)(i); and
(6) (x) the purchase and sale of shares of Voting Common Stock and the non-voting common equivalent stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”) (with proceeds to the Company in an amount, which together with the Investment Amount, is greater than or equal to $400,000,000) shall have been consummated, or will be consummated substantially concurrently with the Closing, in all material respects in accordance with the terms and conditions of such Other Investment Agreement(s) and (y) the Non-Voting Common Equivalent Stock issued pursuant to such Other Investment Agreement(s) referred to in the preceding clause (x) has been issued upon the terms set forth in the Articles Supplementary of the Non-Voting Common Equivalent Stock, in the form attached hereto as Exhibit E (the “Articles Supplementary”), which shall be made a part of the Company’s Second Articles of Restatement (the “Company Articles”), by the filing of the Articles Supplementary with the Maryland Department of Assessments and Taxation, Business Services Division.
(ii) The obligation of Purchaser to effect the Closing is also subject to the satisfaction or, to the extent permitted by Law, written waiver by Purchaser prior to the Closing of each of the following additional conditions:
(1) the representations and warranties of the Company contained in (A) Section 2.2(b)(i), Section 2.2(c)(iii), Section 2.2(g), Section 2.2(h)(i) and Section 2.2(r) shall be true and correct (other than, in the case of Section 2.2(b)(i), such failures to be true and correct as are de minimis) in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); (B) Section 2.2(a)(i)-(iii), Section 2.2(b)(ii) and Section 2.2(c)(i) (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations and warranties) shall be true and correct in all material respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); and (C) all other representations and warranties of the Company set forth in Section 2.2 (in each case, read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties) shall be true and correct in all respects as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date); provided that, for purposes of this subclause (C), such representations and warranties shall be deemed to be true and correct unless the failure(s) of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect;
(2) the Company shall have performed and complied with, in all material respects, all obligations, covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder;

(3) since the date hereof, no Material Adverse Effect shall have occurred and no circumstance, event, change, occurrence, development or effect shall have occurred that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect;
(4) Purchaser shall have received a certificate, dated as of the Closing Date, signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer of the Company certifying to the effect that the conditions set forth in Section 1.2(b)(ii)(1), Section 1.2(b)(ii)(2) and Section 1.2(b)(ii)(3) have been satisfied; and
(5) Purchaser shall have received a certificate of the Secretary or an Assistant Secretary (or equivalent officer) of the Company, dated as of the Closing Date, certifying that (i) attached thereto are true and complete copies of the resolutions adopted by (x) the Board of Directors and (y) the board of directors of Company Bank, in each case, relating to this Agreement and/or the Merger Agreement (as applicable) and the transactions contemplated by hereby and/or thereby (as applicable), and that such resolutions are in full force and effect and are the resolutions adopted in connection herewith or therewith (as applicable), and (ii) (A) attached thereto are true and complete copies of the Company Articles and Company Bylaws and comparable governing or organizational documents of Company Bank and (B) such governing or organizational documents are in full force and effect as of the Closing Date.
(iii) The obligation of the Company to effect the Closing is subject to the satisfaction or, to the extent permitted by Law, written waiver by the Company prior to the Closing of the following additional conditions:
(1) the representations and warranties of Purchaser contained herein (without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties) shall be true and correct as of the date hereof and as of the Closing as though made at and as of the Closing (except to the extent such representations and warranties are expressly made as of another date, in which case as of such date), except to the extent the failure(s) of such representations or warranties to be true and correct, either individually or in the aggregate, and without giving effect to any “material” or “materiality” qualifications contained in such representations and warranties, would not prevent or materially impair or delay the ability of Purchaser to consummate the Closing;
(2) Purchaser shall have performed and complied with, in all material respects, all covenants and agreements required to be performed or complied with by it at or prior to the Closing hereunder; and
(3) the Company shall have received a certificate, dated as of the Closing Date, signed on behalf of Purchaser by an authorized signatory of Purchaser certifying to the effect that the conditions set forth in Section 1.2(b)(iii)(1) and Section 1.2(b)(iii)(2) have been satisfied.
(c) Closing Deliveries.
(i) At the Closing, the Company will deliver to Purchaser:
(1) evidence in a form reasonably acceptable to Purchaser of book-entry notation in the name of Purchaser of an aggregate amount of shares of Voting Common Stock, free and clear of all Liens (other than transfer restrictions imposed under this Agreement or applicable securities Laws), equal to (x) the Investment Amount (as defined below), divided by (y) the Per Share Issue Price (as defined below), rounded down to the nearest whole share (such number of shares, the “Total Shares Issued”);
(2) the Warrant to purchase a number of duly authorized, validly issued and non-assessable shares of Voting Common Stock in an amount equal to (x) the Total Shares Issued, multiplied by (y) 50% (as such number may be adjusted in accordance with the terms of the Warrant), duly executed by the Company, free and clear of all Liens (other than transfer restrictions imposed under this Agreement, the Warrant or applicable securities Laws);
(3) each of the certificates referenced in Sections 1.2(b)(ii)(4) and 1.2(b)(ii)(5);

(4) a counterpart signature page, duly executed by the Company, to the Registration Rights Agreement; and
(5) customary written legal opinions of outside counsel to the Company as to (x) the due authorization, valid issuance and non-assessability of the Securities and (y) the exemption from registration of the Securities, in each case, in connection with the Company Share Issuance.
(ii) If, prior to the Closing, the outstanding shares of Voting Common Stock shall have been changed into a different number or kind of shares or securities, in any such case as a result of any reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split or other like changes in the Company’s capitalization, or there shall be any extraordinary dividend or distribution denominated in shares of Voting Common Stock, an appropriate and proportionate adjustment shall be made to the (A) number of shares of Voting Common Stock to be delivered pursuant to Section 1.2(c)(i)(1)(A) and (B) Warrant to be delivered pursuant to Section 1.2(c)(i)(2), in each case, to give Purchaser the same economic effect as contemplated by this Agreement prior to such event.
(iii) At the Closing, Purchaser will deliver to the Company:
(1) for the Total Shares Issued, by wire transfer of immediately available funds to an account designated by the Company in writing at least five (5) business days prior to the Closing Date, a per share purchase price of $12.30 (the “Per Share Issue Price”) and an aggregate purchase price of $75,000,000 (the “Investment Amount”);
(2) the certificate referenced in Section 1.2(b)(iii)(3); and
(3) a counterpart signature page, duly executed by Purchaser, to the Registration Rights Agreement.
ARTICLE II

REPRESENTATIONS AND WARRANTIES
Section 2.1 Material Adverse Effect.
(a) As used herein, the term “Material Adverse Effect” means (w) any effect, change, event, circumstance, condition, occurrence or development that, either individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries taken as a whole (provided, that, with respect to this clause (i), Material Adverse Effect shall not be deemed to include the impact or effects of any (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in Laws (including any Pandemic Measures) of general applicability to companies in the industries in which the Company and its Subsidiaries operate, or interpretations thereof by courts or other Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to the Company or its Subsidiaries (including any such changes arising out of the Pandemic or any Pandemic Measures), (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the execution of this Agreement, the Merger Agreement or any Other Investment Agreement, public disclosure or consummation of the transactions contemplated hereby or thereby (including any effect on a party’s relationships with its customers or employees) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)) or actions expressly required by this Agreement or the Merger Agreement or that are taken with the prior written consent of Purchaser in contemplation of the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement (other than actions taken or not taken by the Company during the Pre-Closing Period in connection with obtaining the approvals of any Governmental Entities in connection with the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement ), (F) decline in the trading price of the Company’s securities or the failure, in and of itself, to meet earnings projections or internal financial forecasts (it being understood that the underlying causes of such decline or failure may be taken into account in determining whether a Material Adverse Effect has occurred or is reasonably expected to occur, except to the extent otherwise excluded by this proviso), (G) any stockholder litigation arising out of, related to, or in connection with this Agreement, the Merger Agreement or any Other Investment Agreement, the Mergers or the Company Share Issuance that is brought or threatened against the Company or the Board of Directors from and following the date of this Agreement and prior to the Closing (“Stockholder Litigation”) (it being understood and agreed that the foregoing shall not apply for purposes of the representations and warranties in Section 2.2(c)(ii), Section 2.2(d) or Section 2.2(k)(vi)), or (H) expenses incurred by the Company in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, the Merger Agreement or any Other Investment Agreement; except, with respect to the foregoing subclauses (A), (B), (C) or (D), to the extent that the effects of such change are disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of the Company and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which the Company and its Subsidiaries operate) or (ii) the ability of the Company to timely consummate the Closing, (x) with respect to PACW, (1) PACW’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the PACW Reference Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) or (2) any Governmental Entity shall have appointed the Federal Deposit Insurance Corporation (the “FDIC”) as receiver or conservator for Pacific Western Bank, a California-chartered non-member bank and, prior to the Mergers, a wholly-owned Subsidiary of PACW, (y) with respect to the Company, (1) the Company’s Net Wholesale Funding Amount (as such term is defined in the Merger Agreement) as of the Measurement Time (as such term is defined in the Merger Agreement) is at least one billion seven hundred and fifty million dollars ($1,750,000,000) greater than the BANC Reference Net Wholesale Funding Amount (as defined below) or (2) any Governmental Entity shall have appointed the FDIC as receiver or conservator for Company Bank or (z) (1) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of PACW shall be less than the amount set forth in Section 2.1(a)(1) of the Company Disclosure Schedule or (2) as of the Measurement Time, the common equity Tier 1 Capital (as defined in 12 C.F.R. 217.20) of the Company shall be less than the amount set forth in Section 2.1(a)(2) of the Company Disclosure Schedule.
(b) As used herein:
(i) “Pandemic” means any outbreaks, epidemics or pandemics, or any variants, evolutions or mutations thereof, and the governmental and other responses thereto;
(ii) “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other Laws or policies or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to any Pandemic; and
(iii) “Subsidiary” when used with respect to any person, means any subsidiary of such person within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC or the BHC Act.
Section 2.2 Representations and Warranties of the Company. Except as disclosed in (i) the disclosure schedule delivered by the Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided that (A) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (B) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by the Company that such item represents a material exception or fact, effect, change, event, circumstance, condition, occurrence or development or that such item would or would reasonably be expected to result in a Material Adverse Effect, and (C) any disclosures made with respect to a section of this Section 2.2 shall be deemed to qualify any other section of this Section 2.2 (1) specifically referenced or cross-referenced or (2) if it is reasonably apparent on its face (notwithstanding the absence of a specific cross-reference) from a reading of the disclosure that such disclosure applies to such other section or (ii) any Company Reports publicly filed by the Company after January 1, 2023 (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly nonspecific or cautionary, predictive or forward-looking in nature), the Company hereby represents and warrants to Purchaser as follows:
(a) Corporate Organization.
(i) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and is a bank holding company duly registered under the Bank Holding Company Act of 1956 (“BHC Act”). The Company has the corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. True, correct and complete copies of the Company Articles and the Company Bylaws (as defined below) as in effect as of the date of this Agreement have been made available to Purchaser.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Subsidiary of the Company (a “Company Subsidiary”) (A) is duly organized and validly existing under the laws of its jurisdiction of organization, (B) is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in all jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so licensed or qualified or in good standing, and (C) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Company Subsidiary to pay dividends or distributions except, in the case of a Company Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all similarly regulated entities. Other than Company Bank and those Subsidiaries set forth in Section 2.2(a)(ii) of the Company Disclosure Schedule, there are no Company Subsidiaries as of the date hereof.
(iii) The deposit accounts of Company Bank, are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Company Bank is a member in good standing of the Federal Home Loan Bank of San Francisco and owns the requisite amount of stock therein.
(iv) As of the date hereof, other than as set forth in Section 2.2(a)(iv) of the Company Disclosure Schedule, the Company does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture, or other entity that is not a Subsidiary of the Company.
(b) Capitalization.
(i) The authorized capital stock of the Company consists of 450,000,000 shares of Voting Common Stock, including 3,136,156 shares of Non-Voting Common Stock, and 50,000,000 shares of preferred stock, par value of $0.01 (the “Company Preferred Stock”). As of July 24, 2023, there were 57,431,871 shares of Common Stock issued and outstanding and (in addition to the foregoing) (A) 8,383,337 shares of Common Stock held in treasury, (B) 543,620 shares of Common Stock reserved for issuance upon the settlement of outstanding time-based restricted stock unit awards (“Company RSU Awards” and, together with the performance-based restricted share unit award in respect of shares of Common Stock granted under the Company Stock Plans that is outstanding immediately prior to the effectiveness of the Merger (a “Company PSU Award”) and the Company Options, the “Company Equity Awards”), (C) 806,590 shares of Common Stock reserved for issuance upon the settlement of outstanding Company PSU Awards (assuming performance goals are satisfied at the maximum level), (D) 14,904 shares underlying unexercised stock options granted under the Company Stock Plans (“Company Options”) and (E) zero shares of the Company Preferred Stock outstanding. As of the date hereof, except as set forth in the immediately preceding sentence, as contemplated hereby, as contemplated by any other contract or agreement providing for the issuance of shares of Voting Common Stock and/or Non-Voting Common Equivalent Stock with proceeds to the Company in an amount, together with the Investment Amount, of $400,000,000 and entered into in furtherance of the transactions contemplated by the Merger Agreement (each, an “Other Investment Agreement”) and for changes since July 24, 2023 resulting from the exercise, vesting or settlement of any Company Equity Awards described in the immediately preceding sentence, there are no other shares of capital stock or other equity or voting securities of the Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Voting Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which stockholders of the Company may vote. As of the date hereof, other than (1) the Company Equity Awards issued prior to the date hereof as described in this Section 2.2(b) or (2) as set forth in the Merger Agreement, this Agreement or any Other Investment Agreement, there are no (x) outstanding subscriptions, options, warrants, stock appreciation rights, phantom units, scrip, rights to subscribe to, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights, puts, calls, commitments or agreements of any character relating to, or securities or rights convertible or exchangeable into or exercisable for, or valued by reference to, shares of capital stock or other equity or voting securities of or ownership interest in the Company, or (y) contracts, commitments, understandings or arrangements by which the Company may become bound to issue additional shares of its capital stock or other equity or voting securities of or ownership interests in the Company, or that otherwise obligate the Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any of the foregoing. Other than this Agreement and any Other Investment Agreement, there are no voting trusts, shareholder agreements, proxies or other similar agreements in effect to which the Company or any of its Subsidiaries is a party or is bound with respect to the voting or transfer of Voting Common Stock or other equity interests of the Company. As used herein, “Company Stock Plans” means the BANC 2018 Omnibus Stock Incentive Plan and the BANC 2013 Omnibus Stock Incentive Plan.
(ii) The Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each Company Subsidiary, free and clear of any liens, claims, title defects, mortgages, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. Other than as contemplated by the Merger Agreement, no Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
(c) Authority; No Violation.
(i) The Company has full corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receiving the Requisite Stockholder Vote and other actions described in this Section 2.2(c) and Section 2.2(d), to consummate the Closing. The execution and delivery of this Agreement, the performance by the Company of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by the board of directors of the Company (the “Board of Directors”), and the Board of Directors has adopted this Agreement and declared its advisability. As of or prior to the date hereof, the Board of Directors has determined that (A) the Company Share Issuance, on the terms and subject to the conditions set forth herein, (B) the issuance of shares of Voting Common Stock pursuant to the Merger Agreement and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, and (C) the issuance of the shares of Voting Common Stock and Non-Voting Common Equivalent Stock and the Warrant(s) (as defined in each Other Investment Agreement, the “Other Warrants”), in each case, pursuant to the Other Investment Agreements and the other transactions contemplated thereby, on the terms and subject to the conditions set forth therein, in each case, are in the best interests of the Company and its stockholders and has directed that such issuances of shares of Voting Common Stock and Non-Voting Common Equivalent Stock pursuant to this Agreement, the Merger Agreement and each Other Investment Agreement be submitted to the holders of Voting Common Stock for approval at a meeting of such stockholders and has adopted a resolution to the foregoing effect. Except for (x) the approval of the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement and the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock, including shares of Voting Common Stock or Non-Voting Common Equivalent Stock for which the Other Warrants may be exercised, pursuant to each Other Investment Agreement by the affirmative vote of a majority of votes cast by holders of shares of Voting Common Stock at the meeting of the Company’s stockholders at which a vote is taken with respect to such issuances (the “Requisite Stockholder Vote” and such meeting, the “Company Stockholders Meeting”) and (y) any other approvals, adoptions, authorizations and consents of the Company and its Subsidiaries necessary to consummate the Mergers set forth in Section 4.3(a) of the Merger Agreement, no other corporate proceedings on the part of the Company or any of its Subsidiaries are necessary to approve or adopt this Agreement or for the Company to perform its obligations hereunder or consummate the Closing. This Agreement has been duly and validly executed and delivered by the Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization or similar Laws of general applicability relating to or affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(ii) None of the execution and delivery of this Agreement by the Company, the performance by the Company of its obligations hereunder, the consummation by the Company of the Company Share Issuance, or compliance by the Company with any of the terms or provisions hereof, will (A) violate any provision of the Company Articles or the Sixth Amended and Restated Bylaws of the Company (the “Company Bylaws”) or (B) assuming that the consents and approvals referred to in Section 2.2(d) are duly obtained, (x) violate any Law applicable to the Company, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.
(iii) The shares of Voting Common Stock to be issued hereunder have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect thereof. The shares of Voting Common Stock for which the Warrant may be exercised have been validly authorized (subject to receipt of the Requisite Stockholder Vote), when issued, will be validly issued, fully paid and nonassessable and free and clear of all Liens, and no current or past stockholder of the Company will have any preemptive right or similar rights in respect of any such issuance or exercise. The Voting Common Stock will not be issued in violation of any applicable Law.
(d) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock (A) issued hereunder and (B) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Securities Exchange Act of 1934 (the “Exchange Act”), including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting, and (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by the Company of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, the Company has no knowledge of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(e) Reports.
(i) As of the date hereof, the Company and each of its Subsidiaries have timely filed (or furnished) all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file (or furnish, as applicable) since January 1, 2021 with the following Governmental Entities: (A) any state regulatory authority, (B) the SEC, (C) the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco (together, the “Federal Reserve”), (D) the Office of the Comptroller of the Currency, (E) any foreign regulatory authority and (F) any self-regulatory organization (an “SRO”), including any report, form, correspondence, registration or statement required to be filed (or furnished, as applicable) pursuant to the laws, rules or regulations of the U.S., any state, any foreign entity, or any Governmental Entity, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file (or furnish, as applicable) such report, registration or statement or to pay such fees and assessments would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Subject to Section 6.13, except for normal examinations conducted by a Governmental Entity in the ordinary course of business of the Company and its Subsidiaries, (x) no Governmental Entity has initiated or has pending any proceeding or, to the Company’s knowledge, investigation into the business or operations of the Company or any of its Subsidiaries since January 1, 2021, which remains unresolved, (y) there is no unresolved violation, criticism, or exception by any Governmental Entity with respect to any report or statement relating to any examinations or inspections of the Company or any of its Subsidiaries, and (z) there has been no formal or informal inquiries by, or disagreements or disputes with, any Governmental Entity with respect to the business, operations, policies or procedures of the Company or any of its Subsidiaries since January 1, 2021; in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) An accurate copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished by the Company to the SEC since January 1, 2021 pursuant to the Securities Act of 1933 (the “Securities Act”), or the Exchange Act (the “Company Reports”) is publicly available. No such Company Report, as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date hereof) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date hereof, (A) no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act and (B) there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Company Reports.

(f) Financial Statements.
(i) The financial statements of the Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (A) have been prepared from, and are in accordance with, the books and records of the Company and its Subsidiaries, (B) fairly present in all material respects the consolidated results of operations, cash flows, changes in stockholders’ equity and consolidated financial position of the Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (C) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (D) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of the Company and its Subsidiaries have been, since January 1, 2021, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements. Since January 1, 2021 and prior to the date hereof, no independent public accounting firm of the Company has resigned (or informed the Company that it intends to resign) or been dismissed as independent public accountants of the Company as a result of, or in connection with, any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has any liability required by GAAP to be reflected on a consolidated balance sheet of the Company (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since March 31, 2023, (iii) fees and expenses payable to any financial advisor, counsel or other professional in connection with this Agreement, the Merger Agreement or each Other Investment Agreement and the transactions contemplated hereby or thereby and (iv) obligations under this Agreement, the Merger Agreement or any Other Investment Agreement.
(iii) The records, systems, controls, data and information of the Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of the Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. The Company has (x) implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to the Company, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of the Company by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Board of Directors any (A) significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) that would reasonably be expected to adversely affect the Company’s ability to record, process, summarize and report financial information, and (B) fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting. To the knowledge of the Company, there is no reason to believe that the Company’s outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.

(iv) Since January 1, 2021, (A) neither the Company nor any of its Subsidiaries, nor, to the knowledge of the Company, any director, officer, auditor, accountant or representative of the Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of the Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by the Company or any of its Subsidiaries or any of their respective officers, directors, employees or agents to the Board of Directors or any committee thereof, or to the knowledge of the Company, to any director or officer of the Company.
(v) As of June 30, 2023, the Company’s Net Wholesale Funding Amount (as such term is defined it the Merger Agreement) was equal to the amount set forth in Section 2.2(f)(v) of the Company Disclosure Schedule (the “BANC Reference Net Wholesale Funding Amount”).
(g) Broker’s Fees. With the exception of the engagement of J.P. Morgan Securities LLC (the “Placement Agent”) and Piper Sandler & Co., neither the Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder, placement agent or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Company Share Issuance and the transactions contemplated hereby.
(h) Absence of Certain Changes or Events.
(i) Since January 1, 2021 through the date of this Agreement, there has not been any effect, change, event, circumstance, condition, occurrence or development that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect.
(ii) Since January 1, 2021 through the date of this Agreement, except in connection with the transactions contemplated by this Agreement, the Merger Agreement and each Other Investment Agreement, the Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course.
(i) Legal Proceedings. As of the date hereof, subject to Section 6.13:
(i) neither the Company nor any of its Subsidiaries is a party to any, and there are no pending or threatened in writing or, to the Company’s knowledge, otherwise threatened, legal, administrative, arbitral or other proceedings, claims, audit, examination, actions or governmental or regulatory investigations by or before any Governmental Entity of any nature against the Company or any of its Subsidiaries or any of their current or former directors or executive officers (i) that would, individually or in the aggregate, reasonably be expected to result in a material restriction on, or material liability being imposed against, the Company or any of its Subsidiaries or any of their respective businesses, (ii) that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect or (iii) challenging the validity or propriety of the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements; and
(ii) there is no Order imposed upon the Company, any of its Subsidiaries or any of their current or former directors or executive officers (in each of their capacities as such) or the assets of the Company or any of its Subsidiaries that would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.
(j) Taxes and Tax Returns.
(i) Each of the Company and its Subsidiaries has duly and timely filed (including all valid applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither the Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of the Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of the Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither the Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. The federal income Tax Returns of the Company and its Subsidiaries for all years to and including 2022 have been examined by the Internal Revenue Service or are Tax Returns with respect to which the applicable period for assessment under applicable Law, after giving effect to extensions or waivers, has expired. Neither the Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of the Company and its Subsidiaries or the assets of the Company and its Subsidiaries. Neither the Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among the Company and its Subsidiaries). Neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (B) has any material liability for the Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any similar provision of any Law), as a transferee or successor, by contract or otherwise. Neither the Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Internal Revenue Code of 1986 (the “Code”) of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither the Company nor any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b). At no time during the past five (5) years has the Company been a U.S. real property holding corporation within the meaning of Section 897(c)(2) of the Code.
(ii) As used herein, (A) “Tax” or “Taxes” means all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, unclaimed property, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon; and (B) “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
(k) Employees and Employee Benefit Plans.
(i) As used herein, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974 (“ERISA”)), whether or not subject to ERISA, and all stock option, stock purchase, restricted stock, stock-based, incentive, deferred compensation, retiree medical or life insurance, supplemental retirement, severance, welfare or other benefit plans, programs or arrangements, retention, bonus, employment, change in control, termination or severance plans, programs, policies, practices, agreements or arrangements (whether or not funded and whether or not in writing) that are maintained, contributed to or sponsored or maintained by, or required to be contributed to, the Company or any of its Subsidiaries for the benefit of any current or former employee, officer or director of the Company or any of its Subsidiaries, excluding, in each case, any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”).
(ii) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code. Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service and, to the Company’s knowledge, nothing has occurred, whether by action or failure to act, that could reasonably be expected to adversely affect the qualified status of such Company Benefit Plan under Section 401(a) of the Code. Neither the Company nor any Company Subsidiary has engaged in a transaction that could subject the Company or any of its Subsidiaries to a material tax or material penalty pursuant to Section 4975 or 4976 of the Code or Section 502 of ERISA.
(iii) No Company Benefit Plan is subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code nor has the Company or any of its Subsidiaries or ERISA Affiliates, at any time during the last six years, contributed to or been obligated to contribute to an employee benefit plan subject to Title IV or Section 302 of ERISA. None of the Company, its Subsidiaries nor any ERISA Affiliate (as defined below) has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”), and none of the Company and its Subsidiaries nor any ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part 1 of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan. As used herein, “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.
(iv) Neither the Company, nor any of its Subsidiaries, sponsors or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code.
(v) All contributions required to be made to any Company Benefit Plan by Law or any plan document, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of the Company, except as, either individually or in the aggregate, would not reasonably be expected to result in any material liability to the Company and its Subsidiaries, taken as a whole.
(vi) Other than as provided herein, the Other Investment Agreements or the Merger Agreement, none of the execution and delivery of this Agreement, the Other Investment Agreements or the Merger Agreement, the transactions contemplated by this Agreement, the Other Investment Agreements or the Merger Agreement or the Company Share Issuance will (either alone or in conjunction with any other event) (A) entitle any employee, officer, director or individual independent contractor of the Company or any of its Subsidiaries to any payment or benefit, (B) result in, accelerate, cause the vesting, exercisability, funding, payment or delivery of, or increase in the amount or value of, any payment, right or other benefit to any employee, officer, director or independent contractor of the Company or any of its Subsidiaries, (C) accelerate the timing of or cause the Company or any of its Subsidiaries to transfer or set aside any assets to fund any material benefits under any Company Benefit Plan, (D) result in any limitation on the right of the Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust, or (E) result in any “excess parachute payment” within the meaning of Section 280G of the Code. No Company Benefit Plan provides for the gross-up or reimbursement of Taxes under Section 4999 or 409A of the Code, or otherwise.
(vii) The Company and its Subsidiaries are in compliance in all material respects with, and since January 1, 2021 have complied in all material respects with, all Laws regarding employment and employment practices, terms and conditions of employment, compensation and benefits, wages and hours, paid sick leave, classification of employees as exempt or nonexempt and workers as employees or independent contractors, equitable pay practices, privacy rights, labor disputes, employment discrimination, sexual or racial harassment or discrimination, workers’ compensation, unemployment insurance, disability rights or benefits, retaliation, immigration, family and medical leave, occupational safety and health, plant closings and layoffs and other laws in respect of any reduction in force (including notice, information and consultation requirements).
(l) Compliance with Applicable Law and Privacy Obligations.
(i) The Company and each of its Subsidiaries hold, and have at all times since January 1, 2021, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and, to the knowledge of the Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries have complied with any Law applicable to the Company or any of its Subsidiaries, including all laws relating to the privacy and security of data or information that constitutes “personal data,” “personally identifiable information,” “nonpublic personal information,” “personal information” or a similar term (“Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other Laws relating to bank secrecy, discriminatory lending, financing or leasing practices, consumer protection, money laundering prevention, foreign assets control, U.S. sanctions laws and regulations, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, none of the Company, any of its Subsidiaries or, to the Company’s knowledge, any director, officer, employee, agent or other person acting on behalf of the Company or any of its Subsidiaries has, directly or indirectly, (A) used any funds of the Company or its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (B) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of the Company or its Subsidiaries, (C) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977 or any similar Law, (D) established or maintained any unlawful fund of monies or other assets of the Company or its Subsidiaries, (E) made any fraudulent entry on the books or records of the Company or its Subsidiaries or (F) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for the Company or its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for the Company or its Subsidiaries, or is currently subject to any U.S. sanctions administered by OFAC.
(iii) The Company maintains a written information privacy and security program that maintains reasonable measures to protect the privacy, confidentiality, integrity and security of all Personal Data against any (A) loss or misuse of Personal Data, (B) unauthorized or unlawful operations performed upon Personal Data or (C) any other act or omission that compromises the security or confidentiality of Personal Data (clauses (A) through (C), a “Data Breach”). The Company has not experienced any Data Breach that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. To the knowledge of the Company, there are no data security or other technological vulnerabilities with respect to the Company’s information technology systems or networks that, either individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect. Since January 1, 2021, except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the Company and its Subsidiaries are and have been compliant with their written data privacy and security policies and all contractual commitments of the Company and its Subsidiaries concerning privacy, data protection, data security and the collection, storage, use and other processing of Personal Data.
(iv) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect: (A) Company Bank has complied with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (B) the Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (C) none of the Company, any of its Subsidiaries, or any of its or its Subsidiaries’ directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.
(m) Agreements with Governmental Entities. Subject to Section 6.13, as of the date hereof, neither the Company nor any of its Subsidiaries is subject to any cease-and-desist Order, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or has been ordered to pay any material civil money penalty by, or has been since January 1, 2021, a recipient of any supervisory letter from, or since January 1, 2021, has adopted any board resolutions at the direction of, any Governmental Entity, in each case, that (A) currently restricts in any material respect or would reasonably be expected to restrict in any material respect the conduct of its business or (B) in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has the Company or any of its Subsidiaries been advised in writing or, to the knowledge of the Company, threatened verbally, since January 1, 2021 through the date hereof, by any Governmental Entity that it is considering issuing, initiating, ordering or requesting any such Company Regulatory Agreement.
(n) Investment Securities and Commodities.
(i) Each of the Company and its Subsidiaries has good title in all material respects to all securities and commodities owned by it (except those sold under repurchase agreements) which are material to the Company and its Subsidiaries on a consolidated basis, free and clear of any Liens, except for such failures to have good title as are set forth in the financial statements included in the Company Reports as of the date of this Agreement or to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of the Company or its Subsidiaries. Such securities and commodities are valued on the books of the Company in accordance with GAAP in all material respects.
(ii) The Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that the Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2021, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, the Company has made available to Purchaser the material terms of such policies, practices and procedures.
(o) Loan Portfolio.
(i) As of the date hereof, neither the Company nor any of its Subsidiaries is a party to any written or oral loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which the Company or any Subsidiary of the Company is a creditor which as of June 30, 2023, had an outstanding balance of $1,000,000 or more and under the terms of which the obligor was, as of June 30, 2023, over ninety (90) days or more delinquent in payment of principal or interest.

Section 2.2(o)(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of (A) all of the Loans of the Company and its Subsidiaries that, as of June 30, 2023, had $1,000,000 or more of recorded investment and were classified by the Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount on each such Loan, and category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of the Company or any of its Subsidiaries that, as of June 30, 2023, is classified as “Other Real Estate Owned” and the book value thereof.
(ii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each Loan of the Company and its Subsidiaries (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (B) has been secured by valid Liens, as applicable, and (C) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(iii) Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, each outstanding Loan of the Company or any of its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of the Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(iv) There are no outstanding Loans made by the Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve) of the Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(p) Related Party Transactions. There are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions, agreements, arrangements or understandings or series of related transactions, agreements, arrangements or understandings between the Company or any of its Subsidiaries, on the one hand, and any current or former director or “executive officer” (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Voting Common Stock (or any of such person’s immediate family members or affiliates) (other than Subsidiaries of the Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported on a timely basis.
(q) Offering of Securities. Neither the Company, nor any of its Subsidiaries, nor any person acting on its or their behalf has (i) directly or indirectly, taken any action (including any offering of any securities of the Company under circumstances which would require the integration of such offering with the offering of any of the Securities to be issued pursuant hereto under the Securities Act and the rules and regulations of the SEC promulgated thereunder) that might subject the Company Share Issuance to the registration requirements of the Securities Act or (ii) offered the Securities or any similar securities for sale to, or solicited any offer to buy any of the same from, or otherwise approached or negotiated in respect thereof with, any person, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors, each of which has been offered the Securities at a private sale for investment. As used herein, “Institutional Accredited Investor” means an institutional accredited investor as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act. None of the Company nor any of its Subsidiaries has offered the Securities or any similar securities during the six (6) months prior to the date hereof to anyone, other than Purchaser, the counterparty to each Other Investment Agreement and other Institutional Accredited Investors. The Company has no intention to offer the Securities or any similar security during the six (6) months from the date hereof, except as contemplated by the Merger Agreement, this Agreement or each Other Investment Agreement.

(r) Other Investments. The per-share purchase price of the shares of Common Stock purchased under each Other Investment Agreement is not less than the Per Share Issue Price. Except as expressly set forth in the Other Investment Agreements executed as of the date of this Agreement and that has been delivered to Purchaser concurrently with the execution of this Agreement, each Other Investment Agreement does not include provisions that are more favorable to the purchaser party thereto compared to the rights, benefits and obligations of Purchaser under this Agreement (it being understood that each Other Investment Agreement may differ with respect to such other purchaser’s governance rights with respect to the Company). Except as set forth in the preceding sentence with the respect to the provisions of any Other Investment Agreement, neither the Company nor any of its Subsidiaries has entered into any (or modified any existing) contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that has the effect of establishing rights or otherwise benefiting such other purchaser in a manner more favorable to such purchaser than the rights, benefits and obligations of Purchaser in this Agreement.
(s) General Solicitation. Neither the Company, nor any Company Subsidiary nor any of their respective affiliates, nor any person acting on its or their behalf, has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with the offer or sale of the Securities, including any (i) article, advertisement, notice or other communication published in any newspaper, magazine, or similar media or broadcast over television or radio; (ii) website posting or widely distributed email; or (iii) seminar or meeting whose attendees have been invited by any general solicitation or general advertising.
(t) No Other Representations or Warranties.
(i) Except for the representations and warranties made by the Company in this Section 2.2, neither the Company, any of its Subsidiaries nor any other person makes any express or implied representation or warranty with respect to the Company, any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and the Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither the Company, any of its Subsidiaries nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to the Company or any of its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, (B) except for the representations and warranties made by the Company in this Section 2.2, any oral or written information presented to Purchaser or any of its affiliates or its or their respective Representatives in the course of (x) their due diligence investigation of the Company or its Subsidiaries, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby or (C) PACW, its Subsidiaries or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects.
(ii) The Company acknowledges and agrees that neither Purchaser nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.3, the Equity Commitment Letter or the Limited Guarantee.
Section 2.3 Representations and Warranties of Purchaser. Purchaser hereby represents and warrants to the Company that:
(a) Corporate Organization.
(i) Purchaser is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization. Purchaser has the corporate, partnership or limited liability company power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business and, where such concept is recognized under Law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, qualification or standing necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to perform its obligations under this Agreement or consummate the transactions contemplated hereby on a timely basis.
(ii) As of the date hereof, Purchaser does not have any equity interests or other investments in any corporation, limited liability company, partnership, trust, joint venture or other entity.
(b) Authority; No Violation.
(i) Purchaser has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to other actions described in this Section 2.3(b) and Section 2.3(c), to consummate the Closing. The execution and delivery of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation of the Closing (including the Company Share Issuance) have been duly and validly approved by Purchaser’s board of directors or other equivalent governing body, as applicable. No other corporate proceedings on the part of Purchaser or any of Purchaser’s partners or equityholders are necessary to approve or adopt this Agreement, for Purchaser to perform its obligations hereunder or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by the Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions).
(ii) Neither the execution and delivery of this Agreement by Purchaser, the performance by Purchaser of its obligations hereunder nor consummation by Purchaser of the transactions contemplated hereby, including the Company Share Issuance, nor compliance by Purchaser with any of the terms or provisions hereof, will (A) violate any provision of Purchaser’s certificate or articles of incorporation or bylaws (or other comparable charter or organizational documents) or (B) assuming that the consents and approvals referred to in Section 2.3(c) are duly obtained, (x) violate any Law applicable to Purchaser or any of its properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the properties or assets of Purchaser under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser is a party, or by which Purchaser or any of its properties or assets may be bound, except (in the case of clauses (B)(x) and (B)(y) above) for such violations, conflicts, breaches, defaults, terminations, cancellations, accelerations or creations which would not, either individually or in the aggregate, reasonably be expected to materially and adversely affect Purchaser’s ability to consummate the Company Share Issuance and the other transactions contemplated by this Agreement.
(c) Consents and Approvals. Except for (i) the filing of the requisite Supplemental Listing Application and any other required applications, filings and notices, as applicable, with the NYSE, and the approval of the listing of the shares of Voting Common Stock (A) issued hereunder and (B) for which the Warrant may be exercised, (ii) the filing with the SEC of any filings that are necessary under the applicable requirements of the Exchange Act, including the filing of the joint proxy statement/prospectus in definitive form relating to the Company Stockholders Meeting and (iii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the Company Share Issuance, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement or (B) the Company Share Issuance and the other transactions contemplated hereby. As of the date hereof, Purchaser has no knowledge of any reason why the necessary regulatory approvals and consents, or satisfaction of the condition set forth in Section 1.2(b)(i)(2), will not be received or satisfied, as applicable, in order to permit consummation of the Company Share Issuance and the other transactions contemplated hereby.
(d) Purchase for Investment. Purchaser acknowledges that the Securities have not been registered under the Securities Act or under any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, that the Securities will be characterized as “restricted securities” under federal securities

Laws, and that under such Laws the Securities cannot be sold or otherwise disposed of without registration under the Securities Act or an exemption therefrom. Purchaser (i) is acquiring its beneficial ownership interest in the Securities solely for investment purposes for its own account or for an account over which it exercises discretion for another qualified institutional buyer or accredited investor, and with no present intention of or view towards selling or distributing any of the Securities to any other person, (ii) has no present agreement, undertaking, arrangement, obligation or commitment providing for the disposition of the Securities, (iii) will not sell or otherwise dispose of any of the Securities, except in compliance with the registration requirements or exemption provisions of the Securities Act and any applicable state securities or other securities Laws of the U.S. or any other jurisdiction, (iv) is sophisticated and has such knowledge and experience in financial and business matters and in investments of this type that it is capable of independently evaluating the merits and risks of its investment in the Securities and of making an informed investment decision and (v) is (A) a “qualified institutional buyer (as that term is defined in Rule 144A of the Securities Act) or (B) a qualified purchaser (as that term is defined in Section 2(a)(51)(A) of the Investment Company Act).
(e) No “Bad Actor” Disqualification Events. Neither Purchaser nor, to Purchaser’s knowledge, its affiliates, nor any of their respective officers, directors, employees, agents, partners or members, is subject to any “bad actor” disqualifying event described in Rule 506(d)(1)(i)-(viii) of the Securities Act.
(f) Information. Purchaser (i) is not being provided with disclosures that would be required if the offer and sale of the Securities were registered under the Securities Act, nor is Purchaser being provided with any offering circular or prospectus prepared in connection with the offer and sale of the Securities; (ii) has had the opportunity to ask questions of and receive answers from the Company directly; (iii) has been provided a reasonable opportunity to undertake and has undertaken its own examination of the Company and its Subsidiaries, PACW and its Subsidiaries and the terms of the Securities to the extent Purchaser deems necessary to make its decision to invest in the Securities and (iv) has availed itself of publicly available financial and other information concerning the Company and its Subsidiaries and PACW and its Subsidiaries to the extent Purchaser deems necessary to make its decision to purchase the Securities. Purchaser has sought such accounting, legal and tax advice as it has considered necessary or advisable to make an informed investment decision, without reliance on the Placement Agent, with respect to its acquisition of the Securities. Purchaser is only relying on the representations and warranties contained in Section 2.2 in making its investment decision, and not any other statements made by the Company or any of its Representatives.
(g) Ability to Bear Economic Risk of Investment. Purchaser recognizes that an investment in the Securities involves substantial risk. Purchaser has the ability to bear the economic risk of the prospective investment in the Securities, including the ability to hold the Securities indefinitely, and further including the ability to bear a complete loss of all of Purchaser’s investment in the Company.
(h) Ownership. As of the date hereof, neither Purchaser nor any of its affiliates (other than any affiliate with respect to which Purchaser is not the party exercising control over investment decisions) are the owners of record or the Beneficial Owners (as such term is defined under Rule 13d-3 under the Exchange Act) of shares of Common Stock or securities convertible into or exchangeable for Common Stock.
(i) Bank Regulatory Matters.
(i) Assuming the accuracy of the representations and warranties of the Company set forth in Section 2.2(b)-(c), consummation of the transactions contemplated hereby will not cause Purchaser (together with any of its affiliates) to, directly or indirectly, own, control or have the power to vote ten percent (10.0%)or more of any class of voting securities of the Company for purposes of the BHC Act or the Change in Bank Control Act of 1978 (the “CIBC Act”) or their respective implementing regulations.
(ii) Purchaser is not “acting in concert” (as that term is defined in Regulation Y) with any other person in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements.
(iii) Neither Purchaser nor any of its affiliates for purposes of the BHC Act is a bank holding company or “controls” a bank (as that term is defined under the BHC Act or its implementing regulations).

(j) Equity Financing.
(i) As of the date hereof, Purchaser has provided the Company with a true, complete and correct copy of the Equity Commitment Letter, pursuant to which the Sponsors have committed, on the terms and subject to the conditions set forth therein, to invest the amounts set forth therein (the “Equity Financing”). The Equity Commitment Letter provides that the Company is an express third party beneficiary thereof to the extent, and subject to the conditions and limitations, set forth therein.
(ii) The Equity Commitment Letter (A) is in full force and effect, (B) is a legal, valid and binding agreement of Purchaser and the Sponsors, as applicable, enforceable against Purchaser and the Sponsors, as applicable, in accordance with its terms and (C) as of the date hereof, has not been amended or modified in any respect, and no such amendment or modification is contemplated as of the date hereof. Other than this Agreement and the Equity Commitment Letter, there are no other contracts, agreements, side letters or arrangements to which Purchaser is a party relating to the funding or investing, as applicable, that would reasonably be expected to adversely affect or delay the availability or conditionality of the Equity Financing, other than as expressly set forth in the Equity Commitment Letter. Other than as expressly set forth in the Equity Commitment Letter, there are no conditions precedent related to the funding or investing, as applicable, of the full amount of the Equity Financing.
(iii) The net proceeds of the Equity Financing, when funded in accordance with the Equity Commitment Letter, will be, in the aggregate, sufficient to pay the Investment Amount at the Closing (and any and all costs, fees, and expenses of the Purchaser incurred in connection with the negotiation of this Agreement and the performance hereof at or prior to the Closing required to be paid by Purchaser hereunder), on the terms and subject to the conditions contemplated in this Agreement and the Equity Commitment Letter. The Company acknowledges (A) the separate corporate, partnership or limited liability company existence of Purchaser and (B) that the sole asset of Purchaser may be cash in a de minimis amount and its rights under this Agreement and the Equity Commitment Letter, in each case, in accordance with, and subject to, the terms and conditions set forth herein and therein and that no additional funds will be contributed to Purchaser unless and until the Closing occurs pursuant to the terms and conditions hereof.
(iv) Assuming the accuracy of the representations and warranties set forth in Section 2.2, as of the date hereof no change, event, circumstance, condition, occurrence or development has occurred that, with notice or lapse of time or both, would, or would reasonably be expected to, constitute a default or breach on the part of Purchaser or the Sponsors pursuant to the Equity Commitment Letter. Subject to the Company’s compliance with this Agreement and assuming the satisfaction of the conditions set forth in Sections 1.2(b)(i) and (ii), Purchaser has no reason, as of the date hereof, to believe that it will be unable to satisfy on a timely basis any term or condition of the Equity Financing to be satisfied by it, whether or not such term or condition is contained in the Equity Commitment Letter. As of the date hereof, Purchaser has fully paid, or caused to be fully paid, all commitment or other fees that are due and payable on or prior to the date hereof, in each case, pursuant to and in accordance with the terms of the Equity Commitment Letter.
(v) The Sponsors have duly executed and delivered to the Company the Limited Guarantee. As of the date hereof, the Limited Guarantee is in full force and effect and is the valid, binding obligation of the Sponsors, enforceable in accordance with its terms, subject to the Enforceability Exceptions.
(k) Information Supplied. The information supplied or to be supplied by Purchaser in writing specifically for inclusion or incorporation by reference in any joint proxy statement/prospectus or any other documents filed or to be filed with the SEC or any other Governmental Entity in connection with the transactions contemplated by this Agreement, the Merger Agreement or the Other Investment Agreements will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(l) Brokers and Finders. Neither Purchaser nor its affiliates, any of its or their respective officers, directors, employees or agents has employed any broker or finder or incurred any liability for any financial advisory fees, brokerage fees, commissions or finder’s fees, in each case, for which the Company would be liable (other than as set forth in Section 4.13).

(m) No Other Representations or Warranties.
(i) Except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to the Company or any of its Subsidiaries or its or their respective Representatives with respect to (A) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser or its businesses, operations, conduct, assets, liabilities, conditions (financial or otherwise) or prospects or (B) except for the representations and warranties expressly made by Purchaser in this Section 2.3 or made by the Sponsors in the Equity Commitment Letter or Limited Guarantee, any oral, electronic, written or other information presented or made available to the Company or any of its Subsidiaries or its or their respective Representatives in the course of (x) their due diligence investigation of Purchaser or its affiliates, (y) the negotiation of this Agreement or (z) the transactions contemplated hereby.
(ii) Purchaser acknowledges and agrees that neither the Company, any of its Subsidiaries nor any other person has made or is making any express or implied representation or warranty other than those contained in Section 2.2.
ARTICLE III

COVENANTS
Section 3.1 Filings; Other Actions.
(a) Subject to Section 4.4, Purchaser, on the one hand, and the Company, on the other hand, will (and will cause their respective affiliates, including, in the case of Purchaser, the Sponsors, to) cooperate and consult (including as to the timing of Closing and as to the efforts of the Company and PACW to satisfying the conditions to, and consummate, the Merger and the status thereof) with the other party and use reasonable best efforts to promptly prepare and file (as applicable) all permits, consents, approvals, confirmations (whether in writing or orally) and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated hereby and by the Merger Agreement as promptly as reasonably practicable following the date hereof, and to respond to any request for information from any Governmental Entity relating to the foregoing, so as to enable the parties hereto to consummate the transactions contemplated by this Agreement, including the Company Share Issuance.
(b) To the extent permitted by Law, Purchaser and the Company will (i) have the right to review in advance all the information to the extent relating to such other party, and any of its respective affiliates and its and their respective directors, officers, partners and shareholders, which appears in any filing made with, or written materials submitted to, any Governmental Entity (and to the extent practicable, each will consult with the other party relating to the exchange of such information) and (ii) consult with the other in advance of any substantive meeting or conference with any Governmental Entity that is reasonably likely to relate to or affect Purchaser or its investment in the Company in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each party agrees to act reasonably and as promptly as reasonably practicable. To the extent permitted by Law, each party agrees to keep the other party reasonably apprised of the status of matters referred to in this Section 3.1(b). Purchaser and the Company shall promptly correct or supplement any information provided by it or on its behalf for use in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions to which it will be party as contemplated hereby, if and to the extent (A) that information previously provided by it or on its behalf shall have become false or misleading in any material respect or (B) necessary or advisable to ensure that such document would not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. Materials furnished pursuant to this Section 3.1(b) may be redacted (1) to remove references concerning the valuation of the Company and the transactions contemplated hereby, including the Company Share Issuance, or other Confidential Information, (2) as necessary to comply with contractual arrangements and (3) as necessary to address reasonable privilege concerns, and the parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 3.1(b) as “counsel only” or, as appropriate, as “outside counsel only”.
(c) Purchaser shall have the reasonable opportunity to review any descriptions of Purchaser, its affiliates or the transactions contemplated by this Agreement prior to the publishing of any joint proxy statement/prospectus or any other documents (other than any filing under Rule 425 of the Securities Act) filed or to be filed with the SEC or any Governmental Entity by the Company or, to the extent the Company has and receives the right to review any such other documents filed or to be filed with the SEC or any Governmental Entity by PACW (if permitted by PACW), in connection with the transactions contemplated by this Agreement.
(d) To the extent permitted by applicable Law, the parties shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent, waiver, approval or authorization is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any required approval, consent or authorization from a Governmental Entity related to the transactions contemplated by this Agreement will not be obtained or that the receipt of such approval, consent or authorization will be materially delayed or conditioned.
(e) Each party shall execute and deliver after the Closing, such further certificates, agreements, instruments and other documents and take such other actions as the other party may reasonably request, in each case, to consummate, implement or evidence the Company Share Issuance.
(f) The covenants in Section 3.1(a)-Section 3.1(d) shall terminate effective upon the consummation of the Closing.
Section 3.2 Information Rights.
(a) Following the Closing, so long as Purchaser, together with its affiliates, beneficially owns in the aggregate at least the lesser of (i) 2.5% of the outstanding shares of Common Stock (on an As-Converted Basis) and (ii) 50% of the Common Stock (on an As-Converted Basis) that Purchaser beneficially owns immediately following the Closing (the “Information Rights Period”), solely for Permitted Purposes, at Purchaser’s sole cost and expense, the Company shall, and shall cause each of its Subsidiaries to, afford Purchaser and its officers, employees, accountants, counsel and other Representatives reasonable access upon prior written notice and during normal business hours and in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries to the (A) officers, employees, properties, offices and other facilities of the Company and its Subsidiaries, and (B) contracts, licenses, books and records and other documents relating to the business of the Company and its Subsidiaries.
(b) Notwithstanding the foregoing, neither the Company nor its Subsidiaries shall be obligated to provide such access, materials or information to the extent the Company determines, in its reasonable judgment, that doing so would reasonably be expected to (i) violate or prejudice the rights of its clients, depositors or customers, (ii) result in the disclosure of trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries, (iii) violate any Law or agreement or obligation of confidentiality owing to a third party (including any Governmental Entity), (iv) jeopardize the protection of an attorney-client privilege, attorney work product protection or other legal privilege or (v) be adverse to the interests of the Company or any of its Subsidiaries in any pending or threatened claim, action, suit, litigation, investigation, examination or proceeding asserted by Purchaser; provided, however, that the Company shall use reasonable best efforts to make other arrangements (including using reasonable best efforts to redact information or make substitute disclosure arrangements) that would enable disclosure to Purchaser to occur without, in the case of the (A) foregoing clause (i), violating or prejudicing such right; (B) foregoing clause (ii), disclosing such trade secrets or competitively sensitive information in a manner detrimental to the Company or any of its Subsidiaries; (C) foregoing clause (iii), violating such Law or agreement or obligation; (D) foregoing clause (iv), jeopardizing such privilege; and (E) foregoing clause (v), such adverse consequences.

Section 3.3 Confidentiality.
(a) Each of Purchaser and the Company shall (and shall cause its affiliates and its and its affiliates’ respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) to) hold all information furnished by or on behalf of the other party or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the non-disclosure agreement, dated July 6, 2023, by and between Centerbridge Martello Advisors, LLC and the Company (the “Confidentiality Agreement”). Further, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) hold all information furnished by, on behalf of or in respect of PACW or its affiliates or their respective Representatives in confidence to the extent required by, and in accordance with, the provisions of the joinder agreement, dated July 10, 2023, executed by Centerbridge Martello Advisors, LLC and PACW (the “PACW NDA Joinder”). Notwithstanding the foregoing, the provisions of Section 3.3(b) will supersede any conflicting provision in the Confidentiality Agreement or, after the Closing, the PACW NDA Joinder (but non-conflicting provisions will otherwise continue in full force and effect in accordance with their respective terms).
(b) In addition to Purchaser’s obligations under the Confidentiality Agreement and the PACW NDA Joinder, from the Closing until two (2) years after the last date of the Information Rights Period, Purchaser shall (and shall cause its affiliates and its and its affiliates’ respective Representatives to) (i) keep confidential any information (including oral, written, electronic or other information) concerning the Company or its affiliates (including, for such purpose, PACW and its affiliates) that has been, will be or may be furnished to Purchaser, its affiliates or their respective Representatives by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives pursuant hereto or in connection with Purchaser’s (or its affiliates’) investment or potential investment in the Company (collectively, the “Confidential Information”) and (ii) use the Confidential Information solely for the purposes of evaluating, monitoring, administering or taking any other action with respect to Purchaser’s (or its affiliates’) investment in the Company (including pursuing any sale or disposition of all or part of its investment in the Company), complying with Purchaser’s (or its affiliates’) legal, regulatory, tax or other compliance obligations, or ensuring compliance with the terms of, enforcing, defending or understanding any right or obligation in respect of this Agreement, the Company Articles, the Articles Supplementary, the Company Bylaws or any other agreement or instrument relating to the Company (any of the foregoing, a “Permitted Purpose”; provided that notwithstanding the foregoing or anything to the contrary herein or in the Confidentiality Agreement, Purchaser (and its affiliates and its and its affiliates’ respective Representatives) shall be free to use (x) for any purpose any information in intangible form, retained in the unaided memory of such persons, relating to or resulting from access to Confidential Information and (y) any generalized learnings from evaluating, monitoring and administering Purchaser’s (or its affiliates’) investment in the Company, which do not constitute tangible Confidential Information furnished by or on behalf of the Company (or its affiliates) or any of its or their respective Representatives, for purposes of evaluating or modifying their business strategies); provided that the Confidential Information shall not include information that (i) was or becomes generally available to the public, other than as a result of a disclosure by Purchaser, its affiliates or their respective Representatives in violation of this Section 3.3(b), the Confidentiality Agreement or the PACW NDA Joinder, (ii) was or becomes available to Purchaser, its affiliates or their respective Representatives on a non-confidential basis from a source (other than the Company, its affiliates, PACW, its affiliates or any of their respective Representatives), so long as such source was not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, (iii) at the time of disclosure is already in the possession of Purchaser, its affiliates or their respective Representatives, so long as such information is not, to Purchaser’s, its affiliates’ or their respective Representatives’ (as applicable) knowledge, subject to any obligation to the Company or its Subsidiaries to keep such information confidential, or (iv) was independently developed by Purchaser, its affiliates or its or their respective Representatives without reference to, incorporation of, reliance on or other use of any Confidential Information.
(c) Each of the Company and Purchaser agree, on behalf of themselves, their affiliates and its and their respective Representatives, that Confidential Information may be disclosed by Purchaser and its affiliates solely (i) to Purchaser’s affiliates and its and their respective Representatives to the extent required for a Permitted Purpose; provided that Purchaser direct such persons to treat the Confidential Information in a confidential manner and in accordance with the terms herein, (ii) to any Permitted Transferees pursuant to Section 4.1(b); provided, that such Permitted Transferee has entered into a confidentiality agreement pursuant to which such Permitted Transferee agrees to treat the Confidential Information in a confidential manner and in accordance with the terms herein and pursuant to which Purchaser or one of its affiliates agrees to be responsible for any breach by such Permitted Transferee in accordance with the terms of the confidentiality agreement, and (iii) in the event that the Purchaser, any of its affiliates or any of its or their respective Representatives are required by Law or requested or required by any Governmental Entity (including by deposition, interrogatory, request for documents, subpoena, civil investigative demand or similar process) to disclose any Confidential Information, in each case, so long as Purchaser, its affiliates and its and their respective Representatives (as applicable), to the extent reasonably practicable and permitted by Law, (A) promptly provide notice thereof to the Company, (B) reasonably cooperate with the Company (at the Company’s sole expense) to resist or narrow such request or requirement, including in seeking a protective order or other appropriate remedy, prior to any such disclosure and (C) limit such disclosure to that which is then so required or requested and use reasonable efforts to obtain assurances that confidential treatment will be accorded to such disclosed Confidential Information; provided, that, for the avoidance of doubt, the foregoing clauses (A), (B) and (C) shall not apply to disclosure requests or requirements of a Governmental Entity which are not specifically targeted at this Agreement, the parties hereto or the transactions contemplated hereby.
Section 3.4 Public Announcement.
(a) Purchaser acknowledges that the initial press release with respect to the execution and delivery of the Merger Agreement, this Agreement and the Other Investment Agreements shall be a release mutually agreed to by the Company and PACW; provided that, prior to the issuance of such press release, the Company shall (i) consult with Purchaser about, (ii) allow Purchaser reasonable time to comment on and (iii) agree with Purchaser on, in each case, such portions of the release or announcement describing Purchaser, this Agreement and the investment in the Company by Purchaser contemplated hereunder.
(b) Thereafter, (i) the Company shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement or the proposed or actual investment in the Company by Purchaser contemplated hereunder and (ii) Purchaser shall not (and shall cause its affiliates and its and their respective Representatives not to) make any public release, statement or announcement in respect of this Agreement, the proposed or actual investment in the Company by Purchaser contemplated hereunder, the Merger Agreement or the transactions contemplated thereby, in each case, except (A) as required by Law, in which case, to the extent permitted by Law and practicable under the circumstances, the party required to make such release, statement or announcement shall consult with the other party about, and allow the other party reasonable time to comment on (and shall consider such comments in good faith), such release, statement or announcement in advance of such issuance, (B) communications by the Company to its stockholders and employees that are reasonably necessary or advisable in connection with the Company Share Issuance, the issuance of Voting Common Stock pursuant to the Merger Agreement, the issuance of Voting Common Stock and Non-Voting Common Equivalent Stock and the Other Warrants pursuant to any Other Investment Agreement or the Mergers, (C) with the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), or (D) for such releases, statements or announcements that are consistent with other such releases, statements or announcements made on or after the date hereof in compliance with this Section 3.4. Notwithstanding anything in the foregoing, Purchaser and each of its affiliates may provide customary disclosure of the status and subject matter of this Agreement and transactions contemplated hereby to their respective limited partners and investors, subject to customary confidentiality undertakings.
Section 3.5 Pre-Closing Period Conduct.
(a) Prior to the earlier of the Closing or the termination of this Agreement pursuant to Section 5.1 (the “Pre-Closing Period”), except (i) as may be required by Law applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed) or (iii) as may be expressly contemplated or required by this Agreement (including as set forth in the Company Disclosure Schedule) or expressly contemplated, required or permitted by the Merger Agreement, the Company shall, and shall cause each of its Subsidiaries to (A) carry on its business in the ordinary course of business in all material respects, (B) use reasonable best efforts to maintain and preserve its and such Subsidiary’s advantageous businesses (including its organization, assets, properties, goodwill and insurance coverage), (C) use reasonable best efforts to preserve its advantageous business relationships with customers, strategic partners, suppliers, employees, distributors and others having business dealings with it and (D) take no action that would reasonably be expected to adversely and materially affect or materially delay the ability to obtain any necessary approvals of any Governmental Entity in connection with the transactions contemplated hereby (it being understood that this clause (D) shall not require the Company to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the foregoing approvals of any Governmental Entities that would or would be reasonably be expected to cause a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement)).
(b) During the Pre-Closing Period, except as permitted by the exceptions in Section 3.5(a)(i)-(iii) and the Company Disclosure Schedule, the Company shall not, and shall cause its Subsidiaries not to:
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare or pay any dividend or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except, in each case, (A) regular quarterly cash dividends at a rate not in excess of $0.10 per share of Common Stock, (B) dividends paid by any of the Subsidiaries of the Company to the Company or any of its wholly owned Subsidiaries, or (C) the exercise of stock options or the vesting or settlement of equity compensation awards, in each case, in accordance with past practice and the terms of the applicable award agreements;
(iii) issue, sell, transfer, encumber or otherwise permit to become outstanding any shares of capital stock or voting securities or equity interests or securities convertible (whether currently convertible or convertible only after the passage of time of the occurrence of certain events) or exchangeable into, or exercisable for, any shares of its capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, or any options, warrants, or other rights of any kind to acquire any shares of capital stock or other equity or voting securities, including any securities of the Company or any of its Subsidiaries, except pursuant to the exercise of stock options or the vesting or settlement of equity compensation awards in accordance with their terms;
(iv) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets (other than Intellectual Property (as defined in the Merger Agreement)) to any individual, corporation or other entity other than a wholly-owned Subsidiary, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business, or pursuant to contracts or agreements in force at the date of this Agreement;
(v) amend the Company Articles, Company Bylaws or comparable governing or organizational document, in each case, in a manner that would materially and adversely affect Purchaser;
(vi) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported; or
(vii) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 3.5(b).
(c) The Company shall not, without the prior written consent of Purchaser, (x) amend, modify or agree to any waiver of any of the following terms or provisions of the Merger Agreement (or any defined terms used in those sections or exhibits or schedules incorporated by reference therein): (i) the Exchange Ratio (as defined in the Merger Agreement), (ii) Materially Burdensome Regulatory Condition (as defined in the Merger Agreement) and Section 6.1(c) of the Merger Agreement, (iii) Sections 1.10, 1.11 and 5.2(b)(i), 5.2(b)(iii) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(b)(iv) (except in connection with any broad-based grant of equity awards by PACW other than for retention purposes), 5.2(c) (but only if the sale, transfer, mortgage, encumbrance or disposal would typically be considered by the Board of Directors), 5.2(k) (but only if the granting of such waiver or consenting to such amendment by the Company requires the approval of the Board of Directors) of the Merger Agreement, in any case in a manner that would adversely affect Purchaser (or its affiliates) (including in its capacity as a holder of Securities from and after the Closing) or 6.18 of the Merger

Agreement, (iv) Article VII of the Merger Agreement or (vii) Article VIII of the Merger Agreement or (y) except with respect to any matter that is otherwise expressly permitted in the foregoing clause (x), amend, modify or agree to any waiver (other than a waiver solely to the extent it permits compensatory equity award grants that would otherwise require consent) of any term or provision in the Merger Agreement (including any of the exhibits or schedules thereto) which is not operational in nature and which would change the nature or amount of the consideration payable to PACW’s equityholders under the Merger Agreement.
(d) The Company shall deliver to Purchaser, reasonably promptly (and in any event within three (3) business days), copies of any consents or waivers or requests for consents or waivers pursuant to Section 5.1, Section 5.2 or Section 5.3 of the Merger Agreement and copies of any other amendments, modifications, consents or waivers to or under the Merger Agreement.
(e) The Company and its Subsidiaries shall use their reasonable best efforts to take or cause to be taken, all actions and do, or cause to be done, all things reasonably necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement on the terms and conditions described in the Merger Agreement, including using their reasonable best efforts to (i) satisfy in all material respects on a timely basis all conditions and covenants under the control of the Company in the Merger Agreement and otherwise comply with its obligations thereunder and (ii) in the event that all conditions in the Merger Agreement have been satisfied, consummate the Merger and the other transactions contemplated by the Merger Agreement substantially concurrently with the consummation of the transactions contemplated by this Agreement and the Other Investment Agreement. Without limiting the generality of the foregoing, the Company shall give Purchaser prompt (and, in any event five (5) business days) written notice of (i) gaining actual knowledge of any breach or default or alleged breach or default by it or PACW to the Merger Agreement; and (ii) the receipt of any written notice or other written communication from PACW with respect to any actual, potential or claimed breach, default, termination or repudiation by PACW to any provision of the Merger Agreement.
(f) The Company and its Subsidiaries shall not enter into any (or modify any existing) Other Investment Agreement or other contract, agreement, arrangement or understanding with any purchaser party to the Other Investment Agreements (or any affiliate thereof) that would result in any failure of the representations and warranties set forth in Section 2.2(r) to be true and correct.
ARTICLE IV

ADDITIONAL AGREEMENTS
Section 4.1 Transfer Restrictions.
(a) Lock-Up. From and after the Closing, Purchaser shall not (and shall not permit its affiliates to), directly or indirectly, Transfer any Securities acquired pursuant hereto, except (x) as otherwise expressly permitted hereby and (y) that:
(i) following the ninety (90) day anniversary of the Closing Date, the Transfer restrictions set forth in this Section 4.1(a) shall cease to apply to the Securities; and
(ii) Any Transfers effected pursuant to Section 4.1(a)(i) may be of Voting Common Stock, the Warrant or any combination thereof.
(b) Permitted Transfers. Notwithstanding anything herein to the contrary, Purchaser and its affiliates may at any time Transfer any portion or all of its shares of Voting Common Stock as follows (each, a “Permitted Transfer” and the transferee a “Permitted Transferee”):
(i) to any (A) affiliate of Purchaser under common control with Purchaser’s ultimate parent, general partner or investment advisor (any such transferee shall be included in the term “Purchaser”) or (B) limited partner, shareholder or member of Purchaser, but in each case only if the transferee agrees in writing for the benefit of the Company (with a copy thereof to be furnished to the Company) to be bound by the terms of this Agreement;

(ii) pursuant to a merger, division, consolidation, tender offer or exchange offer or other business combination, acquisition of assets or similar transaction or change of control involving the Company or its Subsidiaries; provided that such transaction has been approved by the Board of Directors (or a committee thereof);
(iii) in connection with (A) Purchaser and its affiliates’ ordinary course security pledging activity and (B) transfers pursuant to or following exercise of applicable remedies by creditors of Purchaser and its affiliates;
(iv) to the Company;
(v) to the extent Purchaser determines, based on the advice of external legal counsel and following consultation with the Company, that such Transfer is necessary to avoid a Materially Burdensome Condition; or
(vi) following the expirations of the periods set forth in Section 4.1(a)(i), with respect to the number of shares of Voting Common Stock (or the Warrant or any combination thereof) permitted to be Transferred thereby, to any third party.
(c) Definitions:
(i) “As-Converted Basis” means, at any time, the applicable number of shares of Common Stock issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Warrant may be converted or exchanged, (D) into which the Other Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable under the Other Warrants) and (E) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
(ii) “Transfer” by any person means, directly or indirectly, to sell, transfer, assign, pledge, hypothecate, encumber or similarly dispose of or transfer (by merger, disposition, operation of law or otherwise), either voluntarily or involuntarily, or to enter into any contract, option or other arrangement, agreement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or other disposition or transfer (by merger, disposition, operation of law or otherwise), of any interest in any equity securities beneficially owned by such person.
Section 4.2 Hedging. In furtherance and not in limitation of Section 4.1, Purchaser agrees that, from the date hereof until the earlier of (x) the ninety (90) day anniversary of the Closing Date or (y) the termination of this Agreement pursuant to Section 5.1, it shall not (and shall cause its affiliates not to), directly or indirectly, enter into any hedging, derivative, swap or similar agreement, arrangement or transaction, the value of which is based upon the value of any of the shares of capital of the Company or PACW, except for transactions involving an index-based portfolio of securities that includes capital stock of the Company or PACW (provided that the value of such capital stock in such portfolio is not more than five percent (5%) of the total value of the portfolio of securities).
Section 4.3 Legend.
(a) Purchaser agrees that all certificates or other instruments representing the Securities issued pursuant hereto will bear a legend substantially to the following effect:
(i) THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE LAW OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE LAW.

(ii) THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF JULY 25, 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
(b) The Company shall promptly cause clause (i) of the legend to be removed from any certificate for any Securities held by Purchaser or any of its affiliates and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities (i) upon request of Purchaser, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state Laws or (ii) when such Securities shall have been registered under the Securities Act or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of the Securities without volume and manner of sale restrictions and the Company shall use reasonable best efforts to deliver all necessary documents to the transfer agent in connection therewith without charge as to any Securities, including the delivery of an opinion of counsel that such legend is no longer required under the Securities Act and applicable state Laws. The Company shall, whether or not requested by Purchaser, cause clause (ii) of the legend to be removed upon the sale or transfer of the Securities to a person that is not (and will not, in connection with such sale or transfer) be a party hereto (or bound by the terms hereof).
Section 4.4 Bank Regulatory Matters.
(a) Notwithstanding anything to the contrary herein, (i) neither the Company nor any of its Subsidiaries shall take any action (including any redemption, repurchase, rescission or recapitalization of Common Stock, or securities or rights, options or warrants to purchase Common Stock, or securities of any type whatsoever that are, or may become, convertible into or exchangeable into or exercisable for Common Stock, in each case, where Purchaser is not given the right to participate in such redemption, repurchase, rescission or recapitalization to the extent of Purchaser’s pro rata proportion) and (ii) Purchaser shall not be required to take any action, or commit to take or refrain from taking any action, or accept or agree to any condition or restriction, in each case, that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (A) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; (B) “control” the Company or be required to provide prior notice pursuant to the CIBC Act; (C) serve as a source of financial strength to the Company pursuant to the BHC Act or (D) enter into any capital or liquidity maintenance agreement or any similar agreement with any Governmental Entity, provide capital support to the Company, PACW or any of their respective Subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to, or make any other investment in, the Company, PACW or any of their respective Subsidiaries (each of clauses (A) through (D)), a “Materially Burdensome Condition”).
(b) In the event either party believes that the imposition of a Materially Burdensome Condition is reasonably likely to occur, it shall promptly notify the other party and both parties shall cooperate in good faith to consider, to the extent commercially reasonable, such modifications or arrangements as may be necessary or advisable to avoid imposition of the Materially Burdensome Condition.
(c) At the request of the Company, the Purchaser shall promptly provide any information in respect of the Purchaser or its affiliates (or its or their respective directors, officers, employees, partners, shareholder or members) that the Federal Reserve or any other bank regulatory agency may require or request in connection with any application or other filing required to be made by the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries or examination or investigation of the Company or any of its Subsidiaries, or PACW or any of its Subsidiaries, and undertakes that such information shall be true, correct and complete; provided that in lieu of the foregoing, Purchaser may, in its sole discretion, provide directly to the relevant agency (and not to the Company) any information that Purchaser deems to be proprietary or confidential in nature; provided, further, that, notwithstanding anything to the contrary contained herein, (i) Purchaser shall not be required to provide information about itself or its direct or indirect equity holders or their respective officers or directors in the form required by the Interagency Financial and Biographical Report or other similar personal information collection form, and (ii) neither Purchaser nor any of its affiliates shall be required to identify or provide information concerning their respective limited partners, shareholders, non-managing members (including any of Purchaser’s or its affiliates’ portfolio companies) or investment advisers, except, solely in the case of subclause (ii), as is both (A) usual and customary for similarly situated fund investors seeking to make a non-controlling investment in a bank holding company and state member bank and (B) not prohibited by Law or contractual obligation.
(d) Following the Closing, Purchaser shall not take any action that would reasonably be expected to cause Purchaser, its affiliates or any of their partners or principals to (i) own, control or have the power to vote any class of voting securities (in each case, as those concepts are construed for purposes of the BHC Act) of the Company in excess of 24.9%; (ii) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (iii) serve as a source of financial strength to the Company pursuant to the BHC Act, in each case, as of the Closing.
Section 4.5 Reservation for Issuance. At the Closing, the Company shall reserve that number of shares of Voting Common Stock sufficient for issuance of (i) shares of Voting Common Stock that shall be issued pursuant to this Agreement and (ii) shares of Voting Common Stock for which the Warrant may be exercised, in each case, (x) in accordance with the terms of this Agreement and the Warrant (as applicable) and (y) excluding any adjustments applicable thereto.
Section 4.6 Indemnity.
(a) Following the Closing, the Company shall indemnify, defend and hold harmless Purchaser and its affiliates, to the fullest extent permitted by Law, from and against any and all out-of-pocket costs, losses, liabilities, damages, payments, fees, expenses (including reasonable attorneys’ fees and disbursements) and amounts paid in settlement (collectively, “Losses”; provided, however, that “Losses” do not include, (x) except to the extent awarded in a Third Party Claim, punitive, exemplary, consequential or special damages or (y) lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure (even if under Law such lost profits, opportunity costs or damages based upon a multiple of earnings, revenues or similar financial measure would be considered reasonably foreseeable or not special damages) if such Loss directly results from (i) any inaccuracy in or breach of any of the Company’s representations or warranties in Section 2.2 or (ii) the Company’s breach of any agreements or covenants made by the Company herein (except, in the case of this clause (ii), as set forth in Section 4.6(a) of the Company Disclosure Schedule). Notwithstanding the foregoing, the Company shall have no obligation under this Section 4.6(a) (A) following the expiration of the applicable survival period set forth in Section 4.6(o) or (B) in respect of any claim, action, suit, litigation, dispute or proceeding threatened or commenced against the Company, any Company Subsidiary and/or PACW (and/or any of its Subsidiaries) and/or any of their respective directors, officers or employees (including if Purchaser or any of its affiliates or its or their respective directors, officers, employees, shareholders or controlling persons are or are threatened to be made party thereto) (x) in connection with any Stockholder Litigation or actions expressly required by, or taken with the prior written consent of Purchaser pursuant to, this Agreement or (y) that seeks to enjoin, restrain or prohibit the transactions contemplated by the Merger Agreement, this Agreement or the Other Investment Agreements.
(b) Purchaser shall indemnify, defend and hold harmless each of the Company and its Subsidiaries, to the fullest extent permitted by Law, from and against any and all Losses actually incurred by the Company or any of its Subsidiaries if such Loss directly results from (i) any inaccuracy in or breach of any of Purchaser’s representations or warranties in Section 2.3 or (ii) Purchaser’s breach of any agreements or covenants made by Purchaser herein. Notwithstanding the foregoing, Purchaser shall have no obligation under this Section 4.6(b) following the expiration of the applicable survival period set forth in Section 4.6(o).
(c) A party that may desire to seek indemnification hereunder (each, an “Indemnified Party”) shall give written notice to the party indemnifying it (the “Indemnifying Party”) of any claim that does not result from a third party with respect to which it seeks indemnification (a “Direct Claim”) promptly (and, in any event, not later than fifteen (15) business days) after the first discovery by such Indemnified Party of any fact, event, circumstance, development or matters giving rise to such claim. Such notice (a “Claim Notice”) shall (i) describe such Direct Claim in reasonable detail (including the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Direct Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have thirty (30) days after its receipt of such notice to respond in writing to the Direct Claim (a “Response Notice”). If the Indemnifying Party does not deliver a Response Notice within such thirty (30)-day period, the Indemnifying Party shall be deemed to have agreed to such claim and the Indemnifying Party’s obligation to indemnify, compensate or reimburse the Indemnified Party for the full amount of all Losses resulting therefrom.
(d) In case any such action, suit, claim or proceeding is threatened or commenced against an Indemnified Party by any person who is not a party to this Agreement or an affiliate of any party to this Agreement, with respect to which the Indemnifying Party is or may be obligated to provide indemnification under Section 4.6(a) or 4.6(b) (as applicable) (a “Third Party Claim”), the Indemnified Party shall, as promptly as reasonably practicable, cause a Claim Notice regarding any Third Party Claim of which it has knowledge that is covered by this Section 4.6 to be delivered to the Indemnifying Party. The Claim Notice shall (i) describe such Third Party Claim in reasonable detail (including the identity of the applicable third party, the facts underlying each particular claim and an identification of all the particular sections of therein pursuant to which indemnification is and will be being sought); (ii) attach copies of any written evidence or demand upon which such Third Party Claim is based (to the extent that such written evidence or demand is not reasonably available at such time, the Indemnified Party shall so indicate and promptly provide such evidence when it becomes available); and (iii) set forth the estimated amount (broken down by each individual claim) for which the Indemnifying Party may be liable, to the extent then known. The Indemnifying Party shall have the right but not the obligation to assume control of the defense of any Third Party Claim by, no later than the thirtieth (30th) day after its receipt of such Claim Notice, notifying the Indemnified Party that, subject to the other provisions of this Section 4.6, the Indemnifying Party has elected to conduct and control the defense, negotiation or settlement of the applicable Third Party Claim and any action, suit, claim or proceeding resulting therefrom with counsel reasonably acceptable to the Indemnified Party and at the Indemnifying Party’s sole cost and expense. If the Indemnifying Party elects to assume the defense of a Third Party Claim, the Indemnified Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense; provided that if the Indemnified Party is advised by outside counsel that an actual conflict of interest (other than one of a monetary nature) would make it inappropriate for the same counsel to represent both the Indemnifying Party and the Indemnified Party with respect to the Third Party Claim, then the Indemnifying Party shall pay the reasonable, out-of-pocket and documented fees, costs and expenses of counsel employed by the Indemnified Party; provided, further, that the Indemnifying Party shall only be liable for the legal fees and expenses for one law firm for all Indemnified Parties (taken together with respect to any single action or group of related actions) in connection with any Third Party Claim (plus one local counsel in each applicable jurisdiction). If the Indemnifying Party does not assume the defense of the Third Party Claim within the thirty (30)-day period referenced in this Section 4.6, (x) the Indemnified Party may defend against the Third Party Claim and (y) the Indemnifying Party will have the right, but not the obligation, to participate in any such defense and to employ separate counsel of its choosing at its own expense.
(e) Notwithstanding anything in this Section 4.6 to the contrary, (i) the Indemnified Party shall not, without the prior written consent of the Indemnifying Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless such Order or proposed settlement or compromise or agreement (A) involves an unconditional release of the Indemnifying Party in respect of such Third Party Claim and (B) does not contain any admission or finding of wrongdoing on behalf of the Indemnifying Party and (ii) the Indemnifying Party shall not, without the prior written consent of the Indemnified Party, (x) consent to the entry of any Order, (y) settle or compromise or (z) enter into any settlement or similar agreement with respect to, any Third Party Claim, unless the Order or proposed settlement or compromise or agreement (A) involves only the payment of money damages against which the Indemnified Party is indemnified in full by the Indemnifying Party, (B) does not impose an injunction or other equitable relief upon the Indemnified Party, (C) involves an unconditional release of the Indemnified Party in respect of such Third Party Claim and (D) does not involve a finding or admission of any violation of Law or other wrongdoing by the Indemnified Party.

(f) The failure by an Indemnified Party to timely or properly provide, pursuant to Section 4.6(c) or Section 4.6(d), any Claim Notice to the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent, and only to the extent that, the Indemnifying Party is actually and directly prejudiced by such failure.
(g) For purposes of the indemnity contained in Section 4.6(a)(i) and Section 4.6(b)(i), all qualifications and limitations set forth in such representations and warranties as to “materiality,” “Material Adverse Effect” and words of similar import (other than Sections 2.2(f)(i)(B), 2.2(f)(iii)(A) and Section 2.2(k)(iv)), shall be disregarded in determining whether there shall have been any inaccuracy in or breach of any representations and warranties in this Agreement.
(h) Except in the case of Fraud and any inaccuracy or breach of any Company Fundamental Reps, the Company shall not be required to indemnify the Indemnified Parties pursuant to Section 4.6(a)(i), (i) with respect to any individual claim (or group of related claims) for indemnification if the amount of Losses with respect to such individual claim (or group of related claims) is less than $100,000 (any individual claim (or group of related claims) involving Losses less than such amount being referred to as a “De Minimis Claim”) and (ii) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.6(a)(i) exceeds an amount equal to $1,125,000 (the “Threshold Amount”), in which event the Company shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.6(h). Except in the case of Fraud and the inaccuracy or breach of any Purchaser Fundamental Reps, Purchaser shall not be required to indemnify the Indemnified Parties pursuant to Section 4.6(b)(i), (1) with respect to any De Minimis Claim and (2) unless and until the aggregate amount of all Losses incurred with respect to all claims (other than De Minimis Claims) pursuant to Section 4.6(b)(i) exceeds the Threshold Amount, in which event Purchaser shall be responsible for only the amount of such Losses in excess of the Threshold Amount, but subject to the last sentence of this Section 4.6(h). Except in the case of Fraud or any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.6(a) shall in no event exceed $7,500,000 and (y) Purchaser under Section 4.6(b) shall in no event exceed $7,500,000. In the case of any inaccuracy or breach of any Company Fundamental Reps or Purchaser Fundamental Reps, the cumulative indemnification obligation of (x) the Company under Section 4.6(a) shall in no event exceed the Investment Amount and (y) Purchaser under Section 4.6(b) shall in no event exceed the Investment Amount.
(i) Any claim for indemnification pursuant to Section 4.6 can only be brought on or prior to the twelve (12) month anniversary of the Closing Date; provided, that (i) a claim for indemnification pursuant to Section 4.6(a)(i) in respect of an inaccuracy of any of the representations of the Company set forth in Section 2.2(a)(i), Section 2.2(b)(i), Section 2.2(b)(ii), Section 2.2(c)(i), Section 2.2(c)(ii), Section 2.2(c)(iii) and Section 2.2(g) (each, a “Company Fundamental Rep”) or pursuant to Section 4.6(b)(i) in respect of any of the representations of Purchaser set forth in Section 2.3(a)(i), Section 2.3(b)(ii) and Section 2.3(l) (each, a “Purchaser Fundamental Rep”), in each case, can be brought on or prior to the third (3rd) anniversary of the Closing Date and (ii) if notice of a claim for indemnification pursuant to Section 4.6(a) or Section 4.6(b) is duly provided prior to the end of the applicable foregoing survival period with respect thereto, then the obligation to indemnify, defend and hold harmless in respect of such inaccuracy or breach shall survive as to such claim until such claim has been finally resolved.
(j) The indemnity provided for in this Section 4.6 shall be the sole and exclusive monetary remedy of Indemnified Parties after the Closing for any inaccuracy in or breach of any representation or warranty or any breach of any covenant or agreement contained in this Agreement to be performed at or prior to the Closing; provided that nothing herein shall limit in any way any party’s rights or remedies with respect to Fraud.
(k) Where one and the same set of facts, circumstances or events qualifies under more than one provision entitling an Indemnified Party to a claim or remedy hereunder, such Indemnified Party shall not be entitled to duplicative recovery of Losses arising out of such facts, circumstances or events.
(l) Each Indemnified Party shall use commercially reasonable efforts to mitigate any Loss upon and after obtaining knowledge of any event, set of facts, circumstance or occurrence that would reasonably be expected to give rise to any Loss that would reasonably be expected to give rise to an indemnity obligation pursuant to this Section 4.6. In the event that an Indemnified Party shall fail to use commercially reasonable efforts to mitigate any such Loss, then notwithstanding anything contained herein to the contrary, the Indemnifying Party shall not be required to indemnify any Indemnified Party for that portion of any Losses that would reasonably be expected to have been avoided if all Indemnified Parties had made such efforts.
(m) If an Indemnified Party has or may have a right to recover any Loss against or from any third party (including any insurance company in its capacity as an insurer), such Indemnified Party shall use commercially reasonable efforts to seek recovery against and from such third party and if the Indemnified Party recovers any such amount from such third party after the Indemnifying Party makes any payment pursuant to this Section 4.6 in respect of such Loss, then the Indemnified Party shall promptly remit to the Indemnifying Party the lesser of the amount previously paid by the Indemnifying Party to the Indemnified Party in respect of such Loss and the amount the Indemnified Party received from such third party in respect of such Loss (net of all reasonable costs of collection).
(n) Any indemnification payments pursuant to this Section 4.6 shall be treated as an adjustment to the Investment Amount for the Securities for U.S. federal income and applicable state and local Tax purposes, except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code (or any similar provision of state or local Law).
(o) Each of the representations and warranties set forth herein shall survive the Closing under this Agreement for a period of twelve (12) months following the Closing Date and, thereafter, except in the case of Fraud, shall expire and have no force and effect, including in respect of this Section 4.6; provided, however, that the Company Fundamental Reps and the Purchaser Fundamental Reps shall survive the Closing under this agreement for a period of thirty-six (36) months following the Closing Date, in each case subject to Section 4.6(i)(ii). Except as otherwise provided herein, all covenants and agreements contained herein, other than those which by their terms are to be performed in whole or in part after the Closing Date (which shall survive in accordance with their terms), shall survive the closing under this Agreement for a period of twelve (12) months following the Closing Date (or until final resolution of any claim or action arising from the breach of such covenant if notice of such breach was provided prior to the end of such period).
Section 4.7 Exchange Listing. The Company shall use reasonable best efforts to cause the shares of Voting Common Stock (i) issued hereunder and (ii) for which the Warrant may be exercised, in each case, to be approved for listing on the NYSE, subject to official notice of issuance and upon the Requisite Stockholder Vote, as promptly as practicable, and in any event before the Closing.
Section 4.8 State Securities Laws. The Company shall use commercially reasonable efforts to obtain all necessary permits and qualifications, if any, or secure an exemption therefrom, required by any state or country pursuant to Laws prior to the offer and sale by Purchaser of Voting Common Stock.
Section 4.9 Use of Proceeds. The Company shall only use the net proceeds from the sale of the Securities hereunder for general corporate purposes, which may include working capital, providing capital to support the organic growth of the Company or any Company Subsidiary or funding the opportunistic acquisition of similar or complementary financial service organizations and may use a portion of such net proceeds to repay outstanding indebtedness of the Company or any of its Subsidiaries.
Section 4.10 Company Opportunities.
(a) Purchaser and any related investment funds, and any of their respective affiliates, have the right to, and shall have no duty (contractual or otherwise) not to (i) invest in, carry on and conduct, whether directly, or as a partner in any partnership, or as a joint venturer in any joint venture, or as an officer, director, stockholder, equityholder or investor in any person, or as a participant in any syndicate, pool, trust or association, any business of any kind, nature or description, whether or not such business is competitive with or in the same or similar lines of business as the Company or any of its Subsidiaries, (ii) do business with any client, customer, vendor or lessor of any of the Company or its affiliates or (iii) make investments in any kind of property in which the Company may make investments.
(b) In the event that Purchaser or any related investment funds or any of their respective affiliates, acquires knowledge of a potential transaction or matter that may be a corporate opportunity for the Company or any of its Subsidiaries, none of Purchaser or any related investment funds, or any of their respective affiliates, shall have any duty (contractual or otherwise) to communicate or present such corporate opportunity to the Company or to refrain from pursuing or acquiring such corporate opportunity for its own benefit.

(c) None of Purchaser, any related investment fund, or any of their respective affiliates shall be liable to the Company or any of its Subsidiaries or stockholders of the Company for breach of any duty (contractual or otherwise) by reason of the fact that Purchaser or any related investment fund thereof or any of their respective affiliates pursues or acquires such opportunity for itself, directs such opportunity to another person, or does not present such opportunity to the Company.
Section 4.11 No Recourse. This Agreement may only be enforced against, and any actions, suits, proceedings, claims, demands, disputes, cross claims, counterclaims or causes of action (whether in contract or tort or otherwise) that may be based upon, arise out of or relate to this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, or the negotiation, execution or performance of this Agreement, the Merger Agreement or any Other Investment Agreement or the transactions contemplated hereby or thereby, may be made only against the entities that are expressly identified as the party or parties to such agreement(s). No person who is not a party hereto, including any past, present or future direct or indirect equityholder, director, officer, employee, incorporator, member, manager, partner, affiliate, agent, attorney, financing source, assignee or representative of any party hereto or its affiliates or of PACW or its affiliates or any former, current or future direct or indirect equityholder, director, officer, employee, incorporator, agent, attorney, representative, partner, member, manager, affiliate, agent, assignee or representative of any of the foregoing (“Non-Party Affiliates”), shall have any liability (whether in contract or in tort, in law or in equity, or based upon any theory that seeks to impose liability of an entity party against its owners or affiliates) to any other party hereto (or its affiliates) for any obligations or liabilities arising under, in connection with or related to this Agreement or the transactions contemplated hereby, or for any claim based on, in respect of, or by reason of this Agreement or the transactions contemplated hereby, or the negotiation, execution or performance of this Agreement or the transactions contemplated hereby, and each party hereto irrevocably and unconditionally waives and releases all such liabilities, claims and obligations against any such Non-Party Affiliates. Notwithstanding the foregoing, nothing in this Section 4.11 shall (or is meant to) limit in any manner the rights and obligations of the Sponsors under the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement or PACW NDA Joinder, in each case to the extent expressly provided therein.
Section 4.12 Tax Matters. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Voting Common Stock pursuant to this Agreement or any shares of Voting Common Stock issuable upon exercise of a Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of a Warrant to the extent such tax is payable because a registered holder of a Warrant requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and Purchaser shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 4.12.
Section 4.13 Commitment Compensation and Transaction Expenses.
(a) In the event that (i) the Merger Agreement is terminated following the date hereof pursuant to its terms and the Company actually receives all or any portion of the Termination Fee (as defined in the Merger Agreement) pursuant to Section 8.2 of the Merger Agreement and (ii) this Agreement has not been terminated by the Company pursuant to Section 5.1(b)(iv), the parties agree that the Company will pay to Purchaser or its designee 3.7% of the amount of such Termination Fee net of the Company’s reasonable and documented out-of-pocket fees, costs and expenses incurred in connection with this Agreement, the Other Investment Agreements, the Merger Agreement, the transactions contemplated hereby or thereby or the recovery of any such Termination Fee within ten (10) days of the Company’s receipt of the Termination Fee from the Company.
(b) In the event that the Closing occurs, the Company shall reimburse Purchaser for Purchaser’s reasonable and documented out-of-pocket costs and expenses incurred in connection with the evaluation, negotiation and implementation of the Company Share Issuance and the other transactions contemplated by this Agreement; provided that the Company’s obligations for expense reimbursement pursuant to this Section 4.13(b) shall be limited to a cap of $750,000.

ARTICLE V

TERMINATION
Section 5.1 Termination.
(a) This Agreement shall automatically terminate upon the valid termination of the Merger Agreement for any reason in accordance with its terms and conditions, including as set forth in Section 8.1 therein
(b) This Agreement may be terminated prior to the Closing:
(i) by mutual written agreement of the Company and Purchaser;
(ii) by the Company or Purchaser, upon written notice to the other party, in the event that the Closing does not occur on or before April 25, 2024; provided, however, that if (x) the conditions to the closing of the Merger set forth in Section 7.1(c) of the Merger Agreement or Section 7.1(e) of the Merger Agreement (to the extent related to a Requisite Regulatory Approval) have not been satisfied or waived (in accordance with this Agreement) on or prior to such date but all other conditions to PACW’s or the Company’s (as applicable) obligation to consummate the closing of the Merger set forth in Article VII of the Merger Agreement have been satisfied or waived (in accordance with this Agreement) (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)) and (y) the condition to the Closing set forth in Section 1.2(b)(i)(4) has not been satisfied or waived on or prior to such date as a result of the failure of the conditions to the closing of the Merger set forth in the preceding clause (x) to be satisfied as of such date but all other conditions to Purchaser’s or the Company’s (as applicable) obligation to consummate the Closing set forth in Section 1.2(b) have been satisfied or waived (other than those conditions that by their nature can only be satisfied or waived at such closing (so long as such conditions are reasonably capable of being satisfied)), then the Termination Date shall be extended to July 25, 2024, and such date, as so extended, shall be the “Termination Date”; provided, however, that the right to terminate this Agreement pursuant to this Section 5.1(b)(ii) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;
(iii) by either the Company or Purchaser if any Governmental Entity, from whom, to consummate the Closing, any regulatory permit, authorization, consent, Order or approval (A) is necessary or (B) failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (clauses (A) and (B), “Requisite Regulatory Approvals”), has denied approval of the Company Share Issuance and such denial has become final and nonappealable or any Governmental Entity shall have issued a final and nonappealable Order or other final and nonappealable legal restraint or prohibition permanently enjoining or otherwise prohibiting or making illegal the consummation of the Company Share Issuance or the other transactions contemplated hereby, unless the failure to obtain a Requisite Regulatory Approval shall have been caused by the failure of the party seeking to terminate this Agreement to perform the obligations, covenants and agreements of such party set forth herein;
(iv) by the Company (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to Purchaser’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties set forth herein on the part of Purchaser, which breach, either individually or in the aggregate with all other breaches by Purchaser, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(iii), and which is not cured within forty-five (45) days following written notice to Purchaser, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date); or
(v) by Purchaser (provided that Purchaser is not then in material breach of any representation, warranty, covenant or other agreement contained herein that is a condition to the Company’s obligation to effect the Closing), if there shall have been a breach of any of the covenants or agreements contained herein or any of the representations or warranties set forth herein on the part of the Company, which breach, either individually or in the aggregate with all such other breaches by the

Company, would constitute, if occurring or continuing as of the Closing, the failure of a condition set forth in Section 1.2(b)(ii), and which is not cured within forty-five (45) days following written notice to the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date).
(c) Following the Closing, Section 4.1, Section 4.2, Section 4.3, Section 4.5 and Section 4.10 shall automatically terminate on the date that Purchaser (together with its affiliates) ceases to own any shares of capital stock of the Company or the Warrants.
Section 5.2 Effects of Termination.
(a) In the event of any termination of this Agreement as provided in Section 5.1, this Agreement (other than Section 3.3(a), Section 3.4, this Section 5.2(a) and Article VI, which shall remain in full force and effect) shall forthwith become wholly void and of no further force and effect, and none of the Company, Purchaser, any of their respective affiliates or any of the officers, directors, members or partners of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby; provided that, subject to Section 5.2(b), nothing herein shall relieve any party hereto from any liability for Fraud or willful and intentional breach of any covenant or agreement expressly set forth herein. “Fraud” means an intentional misrepresentation with respect to a representation or warranty set forth in Section 2.2 or Section 2.3, which such intentional misrepresentation was (i) inaccurate on the date hereof, and (ii) made with (A) the specific intent of deceiving and inducing the other party to enter into this Agreement and upon which the other party actually relied to its detriment, and (B) actual knowledge (without any duty of investigation or inquiry) of the inaccuracy of such intentional misrepresentation; provided that “Fraud” shall not include any claim (including equitable fraud, promissory fraud and unfair dealings fraud) based on constructive knowledge, recklessness, negligent misrepresentation or a similar theory.
(b) Notwithstanding anything to the contrary in this Agreement, if, prior to the Closing, Purchaser breaches this Agreement (whether willfully, intentionally, unintentionally or otherwise) or fails to perform hereunder (whether willfully, intentionally, unintentionally or otherwise), then, except for (x) an order of specific performance to the extent granted in accordance with Section 6.11 or any other non-monetary equitable relief, or (y) specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein, the sole and exclusive remedies (whether at law, in equity, in contract, in tort or otherwise) against Purchaser, or any Non-Party Affiliate of Purchaser, for any breach, loss or damage or failure to perform under this Agreement, the Merger Agreement, the Equity Commitment Letter, the Limited Guarantee, or any document or instrument delivered in connection herewith or therewith, or in respect of the transactions contemplated hereby thereby (including Fraud or any willful and intentional breach), which recourse shall be sought solely against Purchaser hereunder and subject to the limitations set forth herein and not against any Non-Party Affiliate of Purchaser (other than any Guarantor (as defined in the Limited Guarantee) under the Limited Guarantee or Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein), shall be for the Company to seek to recover monetary damages from Purchaser (or any Guarantor under the Limited Guarantee or Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations therein) for willful and intentional breach of this Agreement or Fraud; provided, that (A) in no event (even in the case of Fraud or willful and intentional breach) shall Purchaser (and any Non-Party Affiliates of Purchaser (other than Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, to the extent expressly provided therein and subject to the limitations set forth therein)) be subject to monetary damages hereunder or under the Limited Guarantee in excess of an amount, in the aggregate, equal to twenty five percent (25%) of the Investment Amount in the aggregate and (B) no Non-Party Affiliate of Purchaser shall have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby or any theory of law or equity, whether in equity or at law, in contract, in tort or otherwise (other than the Guarantors under the Limited Guarantee and Centerbridge Martello Advisors, LLC under the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein). For the avoidance of doubt, the Company will be entitled to seek specific performance of this Agreement pursuant to Section 6.11 and specific performance of the Equity Commitment Letter or the Confidentiality Agreement, in each case, to the extent expressly provided therein and subject to the limitations set forth therein; provided, that, notwithstanding anything to the contrary set forth in this Agreement, while the Company may simultaneously seek (I) specific performance (x) in accordance with Section 6.11, (y) of the Confidentiality Agreement (to the extent expressly provided therein and subject to the limitations set forth therein) or (z) of the Equity Commitment Letter (to the extent expressly provided therein and subject to the limitations set forth therein) and (II) an award of monetary damages, the Company shall not be entitled to both specific performance and also an award of (and to receive) the payment of monetary damages hereunder or under the Limited Guarantee (but without limiting the Company’s rights under the Confidentiality Agreement). No Non-Party Affiliate of Purchaser (other than, solely with respect to liability to the Company, (x) the Guarantors solely to the extent expressly set forth in the Limited Guarantee and subject to the limitations set forth therein and (y) Centerbridge Martello Advisors, LLC solely to the extent expressly set forth in the Confidentiality Agreement and subject to the limitations set forth therein) will have any liability to any person, including the Company or any stockholder of the Company, or PACW or any stockholder of PACW, relating to or arising out of this Agreement, the Merger Agreement or any other document or instrument, under any theory of law or equity, in respect of any oral representations made or alleged to be made in connection herewith or therewith or otherwise, whether at law or equity, in contract, in tort or strict liability, by the enforcement of any assessment, by any legal or equitable proceeding, by virtue of any Law or otherwise. The parties hereto acknowledge that the agreements contained in this Section 5.2(b) are an integral part of the transactions contemplated by this Agreement that, without these agreements the parties hereto would not enter into this Agreement. For purposes of this Agreement, “willful and intentional” breach means a material breach of a covenant or agreement set forth herein that is the consequence of an action or omission by the breaching party with actual knowledge that such action or omission is a material breach of such covenant or agreement.
ARTICLE VI

MISCELLANEOUS
Section 6.1 Amendment. Subject to compliance with Law, this Agreement may be amended by the parties at any time before or after the receipt of the Requisite Stockholder Vote; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any amendment of this Agreement that requires such further approval by the stockholders of the Company under Law. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by a written instrument signed on behalf of each of the parties.
Section 6.2 Extension; Waiver. Each party may, to the extent permitted by Law, (a) extend the time for the performance of any of the obligations or other acts of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto on the part of the Company, in the case of Purchaser, or Purchaser, in the case of the Company, and (c) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained herein; provided, however, that after receipt of the Requisite Stockholder Vote, there may not be, without further approval of the stockholders of the Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval by the stockholders of the Company under Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Section 6.3 Expenses. Except as otherwise expressly set forth herein, including in Section 4.13, all costs, fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such cost, fee or expense.
Section 6.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on (a) the date of delivery if delivered personally, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) the first (1st) business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or

(c) the earlier of confirmation of receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to the Company, to:

Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com

With a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch; Matthew Nemeroff
Email: Sven.Mickisch@skadden.com; Matthew.Nemeroff@skadden.com

and

(b)	if to Purchaser, to:

c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, NY 10152
	Attention:	[REDACTED]
	Email:	[REDACTED]@centerbridge.com;
[REDACTED]@centerbridge.com

With a copy (which shall not constitute notice) to:

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, NY 10017
	Attention:	Lee Meyerson Sebastian Tiller
	Email:	lmeyerson@stblaw.com stiller@stblaw.com
Section 6.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision hereof. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement, unless otherwise indicated. The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof. Whenever the words “include,” “includes” or “including” are used herein, they shall be deemed to be followed by the words “without limitation.” The word “or” shall not be exclusive. References to “the date hereof” mean the date of this Agreement. Notwithstanding anything herein to the contrary, neither Purchaser nor any of its affiliates and neither the Company nor any of its Subsidiaries shall be required to take any action that is prohibited by Law or any Governmental Entity. As used herein, the “knowledge” of Purchaser means the actual knowledge of any of the officers of Purchaser, and the “knowledge” of the Company means the actual knowledge of any of the officers of the Company listed on Section 6.5 of the Company Disclosure Schedule. As used herein, (a) “business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed, (b) “person”

means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (c) an “affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person, (d) “party” means a party to this Agreement, unless the context clearly suggests otherwise, (e) “made available” means any document or other information that was (i) included in the virtual data room of a party at least one (1) business day prior to the date hereof or (ii) filed by a party with the SEC since January 1, 2023 and publicly available on EDGAR at least one (1) business day prior to the date hereof, (f) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the purchase and sale of Securities contemplated by Section 1.1, (g) “ordinary course” and “ordinary course of business” with respect to either party, means conduct consistent with past practice and the normal day-to-day customs, practices and procedures of such party, taking into account any changes to such practices as may have occurred in response to any Pandemic, including compliance with Pandemic Measures, (h) “U.S.” means the United States of America, and (i) “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends and such phrase shall not mean simply “if”. Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder. The Company Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” herein are to U.S. dollars.
Section 6.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
Section 6.7 Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Equity Commitment Letter, the Limited Guarantee, Confidentiality Agreement and PACW NDA Joinder, constitute the entire agreement among the parties and supersede all prior agreements and understandings, written, oral or otherwise, among the parties with respect to the subject matter hereof.
Section 6.8 Governing Law; Jurisdiction.
(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law principles.
(b) Each party agrees that it will bring any action, suit, litigation, dispute or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection (A) to laying venue in any such action, suit, litigation, dispute or proceeding in the Chosen Courts and (B) that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iii) agrees that service of process upon such party in any such action, suit, litigation, dispute or proceeding will be effective if notice is given in accordance with Section 6.4.
Section 6.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE HEREUNDER IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH ACTION, SUIT, LITIGATION, DISPUTE OR PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) IT

UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) IT MAKES THIS WAIVER VOLUNTARILY, AND (D) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 6.9.
Section 6.10 Assignment; Third-Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of Purchaser, in the case of the Company, or the Company, in the case of Purchaser. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns, other than as expressly set forth herein (including Section 4.10 and Section 4.11). Except as set forth in the foregoing sentence or otherwise expressly set forth herein (including Section 4.11), this Agreement (including the documents and instruments referred to herein) is not otherwise intended to, and does not, confer upon any person other than the parties, any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties herein are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties herein may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties herein as characterizations of actual facts, events, developments or circumstances as of the date hereof or as of any other date.
Section 6.11 Specific Performance. The parties agree that irreparable damage would occur if any provision hereof were not performed in accordance with its specific terms or otherwise breached. Accordingly, subject to the second sentence of Section 5.2(b), the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches or threatened breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Company Share Issuance), in addition to any other remedy to which they are entitled at Law or in equity. Each party further waives any (a) defense in any action, suit, litigation, dispute or proceeding for specific performance that a remedy at Law would be adequate and (b) requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 6.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under Law, but if any provision or portion of any provision hereof is held to be invalid, illegal or unenforceable in any respect under any Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
Section 6.13 Confidential Supervisory Information. Notwithstanding any other provision herein, no disclosure, representation or warranty shall be made (or other action taken) pursuant hereto that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 4.32(b), 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Entity by any party to the extent prohibited by Law; provided that, to the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of this Section 6.13 apply in order that those limitations do not have the effect of misleading any party hereto.
Section 6.14 Delivery by Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection herewith, and any amendments or waivers hereto or thereto, to the extent signed and delivered by email delivery of a “.pdf” format data file or other electronic means, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party or to any such agreement or instrument shall raise the use of email delivery of a “.pdf” format data file or other electronic means to deliver a signature hereto or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of email delivery of a “.pdf” format data file or other electronic means as a defense to the formation of a contract and each party forever waives any such defense.
[Signature page follows]

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties as of the date first herein above written.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared M. Wolff
	Name:	Jared M. Wolff
	Title:	Chairman, President and Chief
Executive Officer
[Signature Page to Investment Agreement]

CB LAKER BUYER L.P.

By:	CB LAKER GP LLC, its general partner
By:	/s/ Susanne V. Clark
	Name:	Susanne V. Clark
	Title:	Authorized Signatory
[Signature Page to Investment Agreement]

Exhibit A

Form of Warrant

[See attached.]

Exhibit B

Equity Commitment Letter

[See attached.]

Exhibit C

Limited Guarantee

[See attached.]

Exhibit D

Form of Registration Rights Agreement

[See attached.]

Exhibit E

Form of Articles Supplementary of the Non-Voting Common Equivalent Stock

[See attached.]

Annex D
BANC OF CALIFORNIA, INC.

ARTICLES OF AMENDMENT
Banc of California, Inc., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland that:
FIRST: Paragraph 1 of Section F of Article 6 of the charter of the Corporation is hereby amended and restated in full as follows:
“1. Notwithstanding any other provision of the Charter (but subject to the penultimate sentence of this paragraph 1 of Section F of Article 6), in no event shall any record owner of any outstanding Common Stock which is beneficially owned, directly or indirectly, by a person who, as of any record date for the determination of stockholders entitled to vote on any matter, beneficially owns in excess of 10% of the then-outstanding shares of Common Stock (the “Limit”), be entitled, or permitted to any vote in respect of the shares held in excess of the Limit. The number of votes which may be cast by any record owner by virtue of the provisions hereof in respect of Common Stock beneficially owned by such person owning shares in excess of the Limit shall be a number equal to the total number of votes which a single record owner of all Common Stock owned by such person would be entitled to cast, multiplied by a fraction, the numerator of which is the number of shares of such class or series beneficially owned by such person and owned of record by such record owner and the denominator of which is the total number of shares of Common Stock beneficially owned by such person owning shares in excess of the Limit. Notwithstanding any other provision of the Charter, WP CLIPPER GG 14 L.P., an Exempted Limited Partnership registered in the Cayman Islands, WP CLIPPER FS II L.P., an Exempted Limited Partnership registered in the Cayman Islands, and each of their respective affiliates (but not any other stockholder of the Corporation) are exempt from the application of Section F of Article 6 (other than paragraph 4 thereof). For purposes of the penultimate sentence of this paragraph 1 of Section F of Article 6 only, an “affiliate” of a specified person shall mean any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that, solely for such purpose, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry) of any investment fund affiliated with or managed by such person or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in such person) of or related to or affiliated with such person.”
SECOND: The amendment to the charter of the Corporation as set forth above was duly advised by the Board of Directors of the Corporation and approved by the stockholders of the Corporation as required by law and by the charter of the Corporation.
THIRD: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles of Amendment to be the corporate act of the Corporation and as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that to the best of his knowledge, information and belief these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature page follows]
D-1

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by its Chairman, Chief Executive Officer and President and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer as of the [•] day of [•], [•].
ATTEST:	BANC OF CALIFORNIA, INC.

By:
Ido Dotan	Jared Wolff
Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer	Chairman, Chief Executive Officer and President
D-2

Annex E

CONFIDENTIAL
BANC OF CALIFORNIA, INC.

ARTICLES SUPPLEMENTARY

NON-VOTING COMMON EQUIVALENT STOCK
Banc of California, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article 6 of the charter of the Corporation currently in effect (as amended, supplemented and/or restated from time to time, the “Charter”), and § 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation, by duly adopted resolutions, classified and designated [•] shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of “Non-Voting Common Equivalent Stock” of the Corporation, par value $0.01 per share, with the following preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms or conditions of redemption, which, upon any restatement of the Charter, shall become part of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:
Section I. Designation and Amount.
A series of Preferred Stock designated as the “Non-Voting Common Equivalent Stock” (“Non-Voting Common Equivalent Stock”) is hereby established. The total number of authorized shares of Non-Voting Common Equivalent Stock shall be [•].
Section II. Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:
“Adjustment Event” has the meaning specified in Section VII(a).
“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person (as used in this definition, the term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through ownership of voting securities, by contract or otherwise).
“Applicable Conversion Rate” means, for each share of Non-Voting Common Equivalent Stock, the number of shares of Voting Common Stock equal to the quotient of the Base Price divided by the then-applicable Conversion Price, subject to adjustment pursuant to Section VII(i) for any applicable event occurring subsequent to the initial determination of the Applicable Conversion Rate.
“Articles Supplementary” means these Articles Supplementary.
“Base Price” means $12.30.
“BHCA Affiliate” has the meaning assigned to the term “affiliate” in, and shall be interpreted in accordance with, 12 U.S.C. § 1841(k).
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday, Sunday or other day on which banking institutions in the city of Los Angeles California, are required or authorized by Law to be closed.
“Charter” means the charter the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Class of Voting Security” shall be interpreted in a manner consistent with how “class of voting shares” is defined in 12 C.F.R. Section 225.2(q)(3) or any successor provision.

“Closing Date” means the date that any shares of Non-Voting Common Equivalent Stock are first issued.
“Closing Price” of the Voting Common Stock (or other relevant capital stock or equity interest) on any date of determination means the closing sale price or, if no closing sale price is reported, the last reported sale price of the shares of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE on such date. If the Voting Common Stock (or other relevant capital stock or equity interest) is not traded on the NYSE on any date of determination, the Closing Price of the Voting Common Stock (or other relevant capital stock or equity interest) on such date of determination means the closing sale price as reported in the composite transactions for the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or, if no closing sale price is reported, the last reported sale price on the principal U.S. national or regional securities exchange on which the Voting Common Stock (or other relevant capital stock or equity interest) is so listed or quoted, or if the Voting Common Stock (or other relevant capital stock or equity interest) is not so listed or quoted on a U.S. national or regional securities exchange, the last quoted bid price for the Voting Common Stock (or other relevant capital stock or equity interest) in the over-the-counter market as reported by Pink Sheets LLC or similar organization, or, if that bid price is not available, the market price of the Voting Common Stock (or other relevant capital stock or equity interest) on that date as determined by a nationally recognized independent investment banking firm retained by the Corporation for this purpose.
For purposes of these Articles Supplementary, all references herein to the “Closing Price” and “last reported sale price” of the Voting Common Stock (or other relevant capital stock or equity interest) on the NYSE shall be such closing sale price and last reported sale price as reflected on the website of the NYSE (http://www.nyse.com) and as reported by Bloomberg Professional Service; provided that in the event that there is a discrepancy between the closing sale price or last reported sale price as reflected on the website of the NYSE and as reported by Bloomberg Professional Service, the closing sale price and last reported sale price on the website of the NYSE shall govern.
“Common Equivalent Dividend Amount” has the meaning specified in Section IV(a).
“Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.
“Conversion Date” means the date on which any shares of Non-Voting Common Equivalent Stock shall become convertible into any shares of Voting Common Stock pursuant to Section III(a).
“Conversion Price” means, for each share of Non-Voting Common Equivalent Stock, the Base Price, as the same may be adjusted from time to time in accordance with the terms of these Articles Supplementary; provided that the Conversion Price for any share of Non-Voting Common Equivalent Stock issued pursuant to the Warrant shall at the time of issuance also be adjusted for the cumulative effect of all events occurring on or after the date hereof and prior to such time of issuance for which no adjustment was made in accordance with the terms of these Articles Supplementary to the Conversion Price for shares of Non-Voting Common Equivalent Stock outstanding at the time of such event(s) (including amounts for which no adjustment was made pursuant to Section VII(f)(i)).
“Convertible Transfer” means a transfer by the Holder (i) to the Corporation; (ii) in a widespread public distribution; (iii) in a private sale in which no purchaser (or group of associated purchasers) would receive two percent (2%) or more of the outstanding securities of any Class of Voting Securities of the Corporation; or (iv) to a purchaser that would control more than fifty percent (50%) of every Class of Voting Securities of the Corporation without any transfer from the Holder.
“Current Market Price” means, on any date, the average of the daily Closing Price per share of the Voting Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Conversion Price pursuant to Section VII.
“Corporation” means Banc of California, Inc.
“Exchange Property” has the meaning specified in Section VII(i).
“Ex-Date”, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Conversion Price pursuant to Section VII means the first date on which the applicable Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.

“Government Entity” means any (a) federal, state, local, municipal, foreign or other government; (b) governmental entity of any nature (including any governmental agency, branch, department, official, committee or entity and any court or other tribunal), whether foreign or domestic; or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, whether foreign or domestic, including any arbitral tribunal and self-regulatory organizations.
“Holder” means the Person in whose name any shares of Non-Voting Common Equivalent Stock are registered, which may be treated by the Corporation as the absolute owner of such shares of Non-Voting Common Equivalent Stock for the purpose of making payment and settling conversion and for all other purposes.
“Investment Agreement” means the separate investment agreements, by and between the Corporation and the investor parties thereto, dated as of [•], 2023 (as amended, supplemented or restated from time to time).
“Law” means, with respect to any Person, any legal, regulatory and administrative laws, statutes, rules, Orders and regulations applicable to such Person.
“Liens” means any and all liens, charges, security interests, options, claims, mortgages, pledges, proxies, voting trusts or agreements, obligations, understandings or arrangements, or other restrictions on title or transfer of any nature whatsoever.
“MGCL” means the Maryland General Corporation Law, as amended from time to time.
“Non-BHCA Affiliate” means a Person that is both (a) not the initial Holder of the instrument or a Holder as a result of an agreement entered into between such Holder and the initial Holder of the instrument prior to [•][1] and (b) not a BHCA Affiliate of (i) the Holder of the instrument or (ii) a Person described in clause (a).
“Non-Voting Common Equivalent Stock” has the meaning specified in Section I.
“Non-Voting Common Stock” means, if any, the Non-Voting Common Stock, par value $0.01 per share, of the Corporation authorized by the Corporation on or after the date hereof.
“NYSE” means the New York Stock Exchange.
“Order” means any applicable order, injunction, judgment, decree, ruling, or writ of any Government Entity.
“Preferred Stock” has the meaning set forth in the Charter.
“Person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including a “person” as defined in Sections 13(d)(3) and 14(d) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.
“Record Date” means, with respect to any dividend, distribution or other transaction or event in which the holders of the Voting Common Stock have the right to receive any cash, securities or other property or in which the Voting Common Stock is exchanged for or converted into any combination of cash, securities or other property, the date fixed for determination of holders of the Voting Common Stock entitled to receive such cash, securities or other property (whether such date is fixed by the Board or a duly authorized committee of the Board or by Law, contract or otherwise).
“Reorganization Event” has the meaning specified in Section VII(c).
“Subject CE Share” has the meaning specified in Section III(a)(i).
“Trading Day” means a day on which the shares of Common Stock:
(i) are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and
(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Common Stock.
“Voting Common Stock” means the voting common stock, $0.01 par value per share, of the Corporation authorized by the Corporation on or after the date hereof.
[1]	Insert the Closing Date.

“Voting Security” has the meaning set forth in 12 C.F.R. Section 225.2(q) or any successor provision.
“Warrant” has the meaning set forth in the Investment Agreement.
Section III. Conversion.
(a) Conversion upon Convertible Transfer.
(i) The shares of Non-Voting Common Equivalent Stock shall not be convertible into any other class of capital stock of the Corporation, except in accordance with this Section III. On the terms and in the manner set forth in this Section III, but subject to the restrictions set forth in Section 4.1 and Section 4.2 of the Investment Agreement, upon the consummation of any Convertible Transfer to a Person that is a Non-BHCA Affiliate, each share of Non-Voting Common Equivalent Stock subject to such Convertible Transfer (each, a “Subject CE Share”) shall automatically convert into a number of shares of Voting Common Stock equal to the Applicable Conversion Rate.
(ii) On the Conversion Date, the Corporation shall effect the conversion of the Subject CE Shares by delivering the shares of Voting Common Stock so converted pursuant to Section III(a)(i).
(b) Prior to the close of business on any applicable Conversion Date, the shares of Voting Common Stock issuable upon conversion of any shares of Non-Voting Common Equivalent Stock pursuant to Section III(a) shall not be deemed outstanding for any purpose, and the Holders shall have no rights with respect to the Voting Common Stock (including voting rights, rights to respond to tender offers for the Voting Common Stock and rights to receive any dividends or other distributions on the Voting Common Stock) by virtue of holding shares of Non-Voting Common Equivalent Stock, except as otherwise expressly set forth in these Articles Supplementary.
(c) Effective immediately prior to the close of business on any applicable Conversion Date, the rights of the Holders with respect to the shares of the Non-Voting Common Equivalent Stock so converted shall cease and the Persons entitled to receive shares of Voting Common Stock upon the conversion of such shares of Non-Voting Common Equivalent Stock shall be treated for all purposes as having become the record and beneficial owners of such shares of Voting Common Stock. In the event that the Holders shall not by written notice to the Corporation designate the name in which shares of Voting Common Stock and/or cash, securities or other property (including payments of cash in lieu of fractional shares) to be issued or paid upon conversion of shares of Non-Voting Common Equivalent Stock should be registered or paid or the manner in which such shares should be delivered, the Corporation shall be entitled to register and deliver such shares, and make such payment, in the name of the Holders and in the manner shown on the records of the Corporation.
(d) No fractional shares of Voting Common Stock shall be issued upon any conversion of shares of Non-Voting Common Equivalent Stock. If more than one share of Non-Voting Common Equivalent Stock shall be surrendered for conversion at any one time by the same Holder, the number of full shares of Voting Common Stock issuable upon conversion thereof shall be computed on the basis of the aggregate number of shares of Non-Voting Common Equivalent Stock so surrendered. Instead of any fractional shares of Voting Common Stock that would otherwise be issuable upon conversion of any Subject CE Share, the Corporation shall pay an amount in cash (rounded to the nearest cent) equal to the fractional share of Voting Common Stock that otherwise would be issuable hereunder, multiplied by the Closing Price of the Voting Common Stock determined as of the second Trading Day immediately preceding the applicable Conversion Date.
(e) All shares of Voting Common Stock which may be issued upon conversion of the shares of Non-Voting Common Equivalent Stock will, upon issuance by the Corporation, be duly authorized, validly issued, fully paid and non-assessable, free and clear of all Liens (other than transfer restrictions imposed under applicable securities Laws) and not issued in violation of any preemptive right or Law.
(f) Effective immediately prior to the Conversion Date, dividends or distributions shall no longer be declared on any Subject CE Shares and such shares shall cease to be outstanding, in each case, subject to the rights of a Holder to receive any declared and unpaid dividends or distributions on such shares and any other payments to which they are otherwise entitled pursuant to Section IV or Section VII.

Section IV. Dividend Rights.
(a) From and after the Closing Date to (but excluding) the applicable Conversion Date, (i) the Holders shall be entitled to receive, when, as and if declared by the Board or any duly authorized committee of the Board (but only out of assets legally available therefor and solely to the extent that any cash dividend payments are paid out of the Corporation’s net income or retained earnings) all cash dividends or distributions (including regular quarterly dividends or distributions) declared and paid or made in respect of the shares of Voting Common Stock, at the same time and on the same terms as holders of Voting Common Stock, in an amount per share of Non-Voting Common Equivalent Stock equal to the product of (x) the Applicable Conversion Rate then in effect and (y) any per share dividend or distribution, as applicable, declared and paid or made in respect of each share of Voting Common Stock (the “Common Equivalent Dividend Amount”), and (ii) the Board or any duly authorized committee thereof may not declare and pay any cash dividend or make any cash distribution in respect of Voting Common Stock unless the Board or any duly authorized committee of the Board declares and pays to the Holders, at the same time and on the same terms as holders of Voting Common Stock, the Common Equivalent Dividend Amount per share of Non-Voting Common Equivalent Stock. Notwithstanding any provision in this Section IV(a) to the contrary, no Holder of a share of Non-Voting Common Equivalent Stock shall be entitled to receive any dividend or distribution made with respect to the Voting Common Stock where the Record Date for determination of holders of Voting Common Stock entitled to receive such dividend or distribution occurs prior to the date of issuance of such share of Non-Voting Common Equivalent Stock. The foregoing shall not limit or modify the rights of any Holder to receive any dividend or other distribution pursuant to Section VII.
(b) Each dividend or distribution declared and paid pursuant to Section IV(a) will be payable to Holders of record of shares of Non-Voting Common Equivalent Stock as they appear in the records of the Corporation at the close of business on the same day as the Record Date for the corresponding dividend or distribution to the holders of shares of Voting Common Stock.
(c) Except as set forth in these Articles Supplementary, the Corporation shall have no obligation to pay, and the holders of shares of Non-Voting Common Equivalent Stock shall have no right to receive, dividends or distributions at any time, including with respect to dividends or distributions with respect to Parity Securities or any other class or series of authorized Preferred Stock. To the extent the Corporation declares dividends or distributions on the Non-Voting Common Equivalent Stock and on any Parity Securities but does not make full payment of such declared dividends or distributions, the Corporation will allocate the dividend payments on a pro rata basis among the holders of the shares of Non-Voting Common Equivalent Stock and the holders of any Parity Securities then outstanding. For purposes of calculating the allocation of partial dividend payments, the Corporation will allocate dividend payments on a pro rata basis among the Holders and the holders of any Parity Securities so that the amount of dividends or distributions paid per share on the shares of Non-Voting Common Equivalent Stock and such Parity Securities shall in all cases bear to each other the same ratio that payable dividends or distributions per share on the shares of the Non-Voting Common Equivalent Stock and such Parity Securities (but without, in the case of any noncumulative Preferred Stock, accumulation of dividends or distributions for prior dividend periods) bear to each other. The foregoing right shall not be cumulative and shall not in any way create any claim or right in favor of Holders in the event that dividends or distributions have not been declared or paid in respect of any prior calendar quarter.
(d) No interest or sum of money in lieu of interest will be payable in respect of any dividend payment or payments on shares of Non-Voting Common Equivalent Stock or on such Parity Securities that may be in arrears.
(e) Holders shall not be entitled to any dividends or distributions, whether payable in cash, securities or other property, other than dividends or distributions (if any) declared and payable on shares of Non-Voting Common Equivalent Stock as specified in these Articles Supplementary.
(f) Notwithstanding any provision in these Articles Supplementary to the contrary, Holders shall not be entitled to receive any dividends or distributions on any shares of Non-Voting Common Equivalent Stock on or after the applicable Conversion Date in respect of such shares of Non-Voting Common Equivalent Stock that have been converted as provided herein, except to the extent that any such dividends or distributions have been declared by the Board or any duly authorized committee of the Board and the Record Date for such dividend occurs prior to such applicable Conversion Date.

Section V. Voting.
(a) Notwithstanding any stated or statutory voting rights, except as set forth in Section V(b), the Holders shall not be entitled to vote (in their capacity as Holders) on any matter submitted to a vote of the stockholders of the Corporation.
(b) So long as any shares of Non-Voting Common Equivalent Stock are outstanding, the Corporation shall not, without the written consent or affirmative vote, given in person or by proxy, at a meeting called for that purpose by holders of at least a majority of the outstanding shares of Non-Voting Common Equivalent Stock, voting as a single and separate class, amend, alter or repeal (including by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions, other than a Reorganization Event pursuant to which the Non-Voting Common Equivalent Stock is treated in accordance with Section VII(i)) any provision of (i) these Articles Supplementary or (ii) the Charter, in either case, that would alter, modify or change the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock so as to, or in a manner that would, significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock; provided, however, that (x) any increase in the amount of the authorized or issued Non-Voting Common Equivalent Stock or any securities convertible into Non-Voting Common Equivalent Stock or (y) the creation and issuance, or an increase in the authorized or issued amount, of any series of Preferred Stock, or any securities convertible into Preferred Stock, ranking equal with and/or junior to the Non-Voting Common Equivalent Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon the Corporation’s liquidation, dissolution or winding up, in either case, will not, in and of itself, be deemed to significantly and adversely affect the preferences, rights, privileges or powers of the Non-Voting Common Equivalent Stock and the Holders will have no right to vote their shares of Non-Voting Common Equivalent Stock solely by reason of such an increase, creation or issuance.
(c) Notwithstanding the foregoing, the Holders shall not have any voting rights set out in Section V(b) if, at or prior to the effective time of the act with respect to which such vote would otherwise be required, all outstanding shares of Non-Voting Common Equivalent Stock shall have been converted into shares of Voting Common Stock.
Section VI. Rank; Liquidation.
(a) The Non-Voting Common Equivalent Stock shall, consistent with the requirements of 12 C.F.R. Section 217.20(b)(1) (or any successor regulation) with respect to common equity tier 1 capital, rank equally with, and have identical rights, preferences and privileges as, the Common Stock with respect to dividends or distributions (including regular quarterly dividends) declared by the Board and rights upon any liquidation, dissolution, winding up or similar proceeding of the Corporation, as provided in the Charter (collectively, such securities, the “Parity Securities”).
(b) For purposes of this Section VI, the sale, conveyance, exchange or transfer (for cash, shares of stock, securities or other consideration) of all or substantially all of the property and assets of the Corporation shall not be deemed a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation, nor shall the merger, consolidation or any other business combination transaction of the Corporation into or with any other corporation or Person or the merger, consolidation or any other business combination of any other corporation or Person into or with the Corporation be deemed to be a voluntary or involuntary dissolution, liquidation or winding up of the affairs of the Corporation.
Section VII. Adjustments.
(a) The Conversion Price shall be subject to the adjustments described in this Section VII (each such event set forth in clauses (b) through (i), an “Adjustment Event”).
(b) Stock Dividends and Distributions. If the Corporation pays dividends or other distributions on the Common Stock in shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such dividend or distribution by the following fraction:
OS0
OS1

Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to Ex-Date for such dividend or distribution.
OS1 =
the sum of (x) the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such dividend or distribution, plus (y) the total number of shares of Voting Common Stock issued in such dividend or distribution.

The adjustment pursuant to this clause (b) shall become effective at 9:00 a.m., New York City time on the Ex-Date for such dividend or distribution. For the purposes of this clause (b), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any dividend or distribution described in this clause (b) is declared but not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to make such dividend or distribution, to such Conversion Price that would be in effect if such dividend or distribution had not been declared.
(c) Subdivisions, Splits and Combinations of Common Stock. If the Corporation subdivides, splits or combines the shares of Voting Common Stock, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the effective date of such share subdivision, split or combination by the following fraction:
OS0
OS1
Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the effective date of such share subdivision, split or combination.
OS1=	the number of shares of Voting Common Stock outstanding immediately after the opening of business on the effective date of such share subdivision, split or combination.
The adjustment pursuant to this clause (c) shall become effective at 9:00 a.m., New York City time on the effective date of such subdivision, split or combination. For the purposes of this clause (c), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. If any subdivision, split or combination described in this clause (c) is announced but the outstanding shares of Voting Common Stock are not subdivided, split or combined, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to subdivide, split or combine the outstanding shares of Voting Common Stock, to such Conversion Price that would be in effect if such subdivision, split or combination had not been announced.
(d) Issuance of Stock Purchase Rights. If the Corporation issues to all or substantially all holders of the shares of Voting Common Stock or Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Voting Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:
OS0 + Y
OS0 + X
Where,
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such distribution.
X =	the total number of shares of Voting Common Stock issuable pursuant to such rights or warrants.

Y =
the number of shares of Voting Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.

Any adjustment pursuant to this clause (d) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (d), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Corporation. The Corporation shall not issue any such rights or warrants in respect of shares of the Voting Common Stock held in treasury by the Corporation. In the event that such rights or warrants described in this clause (d) are not so issued, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to issue such rights or warrants, to the Conversion Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Voting Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Conversion Price shall be readjusted to such Conversion Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Voting Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board).
(e) Debt or Asset Distributions. If the Corporation distributes to all or substantially all holders of shares of Voting Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in clause (b) above, any rights or warrants referred to in clause (d) above, any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:
SP0 – FMV
SP0
Where,
SP0 =	the Current Market Price per share of Voting Common Stock on such date.
FMV =
the fair market value of the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall receive on the date on which such distribution is made to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of such distribution such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

In a “spin-off”, where the Corporation makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a subsidiary or other business unit, if a Holder did not participate in such distribution with respect to such shares of Non-Voting Common Equivalent Stock as provided for in Section IV, the Conversion Price with respect to such share held by such Holder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Conversion Price in effect immediately prior to such 15th Trading Day by the following fraction:
MP0
MP0+ MPs

Where,
MP0 =	the average of the Closing Prices of the Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.
MPs =
the average of the Closing Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board.

Any adjustment pursuant to this clause (e) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (e) is not so paid or made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay or make such dividend or distribution, to the Conversion Price that would then be in effect if such dividend or distribution had not been declared.
(f) Cash Distributions. If the Corporation makes a distribution consisting exclusively of cash to all holders of Voting Common Stock, excluding (i) any cash dividend on the Common Stock to the extent a corresponding cash dividend is paid on the Non-Voting Common Equivalent Stock pursuant to Section IV(a), (ii) any cash that is distributed in a Reorganization Event or as part of a “spin-off” referred to in clause (e) above, (iii) any dividend or distribution in connection with the Corporation’s liquidation, dissolution or winding-up, and (iv) any consideration payable in connection with a tender or exchange offer made by the Corporation or any of its subsidiaries, then in each event, the Conversion Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:
SP0 – DIV
SP0
Where,
SP0 =	the Closing Price per share of Voting Common Stock on the Trading Day immediately preceding the Ex-Date.
DIV =	the amount per share of Voting Common Stock of the cash distribution, as determined pursuant to the introduction to this clause (f).
In the event that any distribution described in this clause (f) is not so made, the Conversion Price shall be readjusted, effective as of the date the Board publicly announces its decision not to pay such distribution, to the Conversion Price which would then be in effect if such distribution had not been declared.
Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Holder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Voting Common Stock, for each share of Non-Voting Common Equivalent Stock, the amount of cash such Holder would have received had such holder owned a number of shares of Voting Common Stock equal to the Applicable Conversion Rate on the Ex-Date for such distribution.

(g) Self-Tender Offers and Exchange Offers. If the Corporation or any of its subsidiaries successfully completes a tender or exchange offer for the Voting Common Stock where the cash and the value of any other consideration included in the payment per share of the Voting Common Stock exceeds the Closing Price per share of the Voting Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Conversion Price will be adjusted by multiplying the Conversion Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:
OS0 x SP0
AC + (SP0 x OS1)
Where,
SP0 =	the Closing Price per share of Voting Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.
OS0 =	the number of shares of Voting Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.
OS1=	the number of shares of Voting Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).
AC =	the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board.
Any adjustment made pursuant to this clause (g) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Corporation or one of its subsidiaries is obligated to purchase shares of Voting Common Stock pursuant to any such tender offer or exchange offer, but the Corporation or such subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Conversion Price shall be readjusted to be such Conversion Price that would then be in effect if such tender offer or exchange offer had not been made.
(h) Rights Plans. To the extent that the Corporation has a rights plan in effect with respect to the Common Stock on any Conversion Date, upon conversion of any shares of the Non-Voting Common Equivalent Stock, the Holders will receive, in addition to the shares of Voting Common Stock, the rights under the rights plan, unless, prior to such Conversion Date, the rights have separated from the shares of Voting Common Stock, in which case the Conversion Price will be adjusted at the time of separation as if the Corporation had made a distribution to all holders of Voting Common Stock as described in clause (e) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
(i) Reorganization Events.
(i) Upon the occurrence of a Reorganization Event prior to an applicable Conversion Date, each share of Non-Voting Common Equivalent Stock outstanding immediately prior to such Reorganization Event shall, without the consent of Holders, shall automatically convert into the types and amounts of securities, cash, and other property that is or was receivable in such Reorganization Event by a holder (other than the counterparty to the Reorganization Event or an Affiliate of such other party) of the number of shares of Voting Common Stock into which such share of Non-Voting Common Equivalent Stock was convertible immediately prior to such Reorganization Event in exchange for such shares of Non-Voting Common Equivalent Stock (such securities, cash, and other property, the “Exchange Property”); provided that, to the extent receipt of any Exchange Property would be prohibited by Law or would require the Holder to obtain any consent, authorization, approval, license or permit of any Governmental Entity to acquire or hold the Exchange Property, then the portion of the Non-Voting Common Equivalent Stock of such Holder that such Holder is prohibited by Law or requires such action to acquire or hold shall instead either (A) convert into a substantially identical non-voting security (with commensurate voting powers and conversion rights as the Non-Voting Common Equivalent Stock hereunder) of the entity surviving such Reorganization Event or other entity in which holders of shares of Voting Common Stock receive securities in connection with such Reorganization Event or (B) if proper provision is not made to give effect to the foregoing subclause (A), remain outstanding without any alterations to the terms thereof and be convertible into the Exchange Property.

(ii) A “Reorganization Event” shall mean:
(1) any consolidation, merger, conversion or other similar business combination of the Corporation with or into another Person, in each case, pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;
(2) any sale, transfer, lease, or conveyance to another Person of all or substantially all of the property and assets of the Corporation and its subsidiaries, taken as a whole, in each case pursuant to which all of the Voting Common Stock outstanding will be converted into cash, securities, or other property of the Corporation or another Person;
(3) any reclassification of the Voting Common Stock into securities other than the Voting Common Stock; or
(4) any statutory exchange of all of the outstanding shares of Voting Common Stock for securities of another Person (other than in connection with a merger or acquisition).
(iii) In the event that holders of the shares of the Voting Common Stock have the opportunity to elect the form of consideration to be received in such Reorganization Event, the Corporation shall ensure that the Holders have the same opportunity to elect the form of consideration in accordance with the same procedures and pro ration mechanics that apply to the election to be made by the holders of the Voting Common Stock. The amount of Exchange Property receivable upon conversion of any Non-Voting Common Equivalent Stock shall be determined based upon the Conversion Price in effect on the date on which such Reorganization Event is consummated.
(iv) The provisions of this Section VII(i) shall similarly apply to successive Reorganization Events or any series of transactions that results in a Reorganization Event and the provisions of Section VII(i) shall apply to any shares of capital stock of the Corporation (or any successor) received by the holders of the Common Stock in any such Reorganization Event.
(v) The Corporation (or any successor) shall, at least twenty (20) days prior to the occurrence of any Reorganization Event, use reasonable best efforts to provide written notice to the Holders of the anticipated occurrence of such event and of the type and amount of the cash, securities or other property that constitutes the Exchange Property. Failure to deliver such notice shall not affect the operation of this Section VII.
(vi) The Corporation shall not enter into any agreement for a transaction constituting a Reorganization Event unless such agreement provides for the conversion of the Non-Voting Common Equivalent Stock into the Exchange Property in a manner that is consistent with and gives effect to this Section VII(i).
(j) No adjustment to the Conversion Price for a share of Non-Voting Common Equivalent Stock shall be made for such share of Non-Voting Common Equivalent Stock if the Holder thereof has participated in the transaction that would otherwise give rise to an adjustment with respect to such share of Non-Voting Common Equivalent Stock, as a result of holding such shares of Non-Voting Common Equivalent Stock at the time of such transaction (including pursuant to Section IV), without having to convert such shares of Non-Voting Common Equivalent Stock, as if they held the full number of shares of Voting Common Stock into which each such share of the Non-Voting Common Equivalent Stock held by them may then be converted.
(k) Notwithstanding anything to the contrary herein, an Adjustment Event shall not allow the Holder to acquire a higher percentage of any Class of Voting Securities of the Corporation than the Holder and its BHCA Affiliates beneficially owned immediately prior to such Adjustment Event.
Section VIII. Reports as to Adjustments.
(a) Whenever the number of shares of Voting Common Stock into which the shares of the Non-Voting Common Equivalent Stock are convertible is adjusted as provided in Section VII, the Corporation shall promptly, but in any event within ten (10) days thereafter, compute such adjustment and furnish to the Holders a notice stating the number of shares of Voting Common Stock into which each share of the Non-Voting Common Equivalent Stock is convertible as a result of such adjustment, a brief statement of the facts requiring such adjustment and the computation thereof and when such adjustment will become effective. Amounts resulting from any calculation hereunder will be rounded to the nearest 1/10,000th.

Section IX. Reservation of Stock.
(a) The Corporation shall at all times reserve and keep available out of its authorized and unissued Voting Common Stock or shares acquired or created by the Corporation, solely for issuance upon the conversion of shares of Non-Voting Common Equivalent Stock as provided in these Articles Supplementary, free from any preemptive or other similar rights, such number of shares of Voting Common Stock as shall from time to time be issuable upon the conversion of all the shares of Non-Voting Common Equivalent Stock then outstanding.
(b) The Corporation hereby covenants and agrees that, for so long as shares of the Voting Common Stock are listed on the NYSE or any other national securities exchange or automated quotation system, the Corporation will, if permitted by the rules of such exchange or automated quotation system, list and keep listed that number of shares of Voting Common Stock issuable upon conversion of shares of all the Non-Voting Common Equivalent Stock then outstanding.
Section X. Exclusion of Other Rights.
The shares of Non-Voting Common Equivalent Stock shall not have any voting powers except as expressly described herein, and, except as may otherwise be required by Law, shall not have any preferences or relative, participating, optional or other special rights, other than those specifically set forth herein (as these Articles Supplementary may be amended from time to time) and in the Charter. The shares of Non-Voting Common Equivalent Stock shall have no preemptive or subscription rights.
Section XI. Severability of Provisions.
If any voting powers, preferences or relative, participating, optional or other special rights of the Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as these Articles Supplementary may be amended from time to time) are invalid, unlawful or incapable of being enforced by reason of any rule of Law, all other voting powers, preferences and relative, participating, optional and other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof set forth in these Articles Supplementary (as so amended) which can be given effect without the invalid, unlawful or unenforceable voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock and qualifications, limitations and restrictions thereof shall, nevertheless, remain in full force and effect, and no voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof herein set forth shall be deemed dependent upon any other such voting powers, preferences or relative, participating, optional or other special rights of Non-Voting Common Equivalent Stock or qualifications, limitations and restrictions thereof unless so expressed herein.
Section XII. Cancellation of Non-Voting Common Equivalent Stock.
Any shares of Non-Voting Common Equivalent Stock that have been duly converted in accordance with these Articles Supplementary, or reacquired by the Corporation, shall be cancelled promptly thereafter and revert to authorized but unissued shares of Preferred Stock undesignated as to series. Such shares may be designated or redesignated and issued or reissued, as the case may be, as part of any series of Preferred Stock. The Corporation may from time to time take such appropriate action as may be necessary to reduce the authorized number of shares of Non-Voting Common Equivalent Stock solely in accordance with the foregoing.
Section XIII. Additional Authorized Shares.
Notwithstanding anything set forth in the Charter or these Articles Supplementary to the contrary, the Board or any authorized committee of the Board, without the vote of the Holders, may increase or decrease the number of authorized shares of Non-Voting Common Equivalent Stock or other stock ranking junior or senior to, or on parity with, the Non-Voting Common Equivalent Stock as to dividends and the distribution of assets upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation.
Section XIV. Determinations.
The Corporation shall have the sole right to make all calculations called for hereunder. Absent fraud or manifest error, such calculations shall be final and binding on all Holders. The Corporation shall have the power to resolve any ambiguity and its action in so doing, as evidenced by a resolution of the Board, shall be final and conclusive unless clearly inconsistent with the intent hereof. Amounts resulting from any calculation will be rounded, if necessary, to the nearest one ten-thousandth, with five one-hundred thousandths being rounded upwards.
Section XV. No Redemption.
The Corporation may not, at any time, redeem the outstanding shares of the Non-Voting Common Equivalent Stock, other than as otherwise expressly set forth in Section VII.
Section XVI. Maturity.
The Non-Voting Common Equivalent Stock shall be perpetual, unless converted in accordance with these Articles Supplementary.
Section XVII. Repurchases.
Subject to the limitations imposed herein, the Corporation may purchase and sell shares of Non-Voting Common Equivalent Stock from time to time to such extent, in such manner, and upon such terms as the Board or any duly authorized committee of the Board may determine.
Section XVIII. No Sinking Fund.
Shares of Non-Voting Common Equivalent Stock are not subject to the operation of a sinking fund.
Section XIX. Notices.
All notices, demands or other communications to be given hereunder shall be in writing and shall be deemed to have been given (a) on the date of delivery if delivered personally to the recipient, or if by email, upon delivery (provided that no auto-generated error or non-delivery message is generated in response thereto), (b) on the first (1st) Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to (i) if to the Corporation, Banc of California, Inc., 3 MacArthur Place, Santa Ana, California 92707, Attention: Chief Executive Officer, Email: [REDACTED]@bancofcal.com; with a copy to: General Counsel, Email: [REDACTED]@bancofcal.com or (ii) if to any Holder or holder of Voting Common Stock, as the case may be, to such Holder or holder at the address listed in the stock record books of the Corporation, or, in each case, such other address or to the attention of such other Person as the recipient party has specified by prior written notice to the sending party.
Section XX. Taxes.
(a) The Corporation and each Holder shall bear their own costs, fees and expenses in connection with any conversion contemplated by Section III(a), except that the Corporation shall pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of shares of Non-Voting Common Equivalent Stock or Voting Common Stock or other securities issued on account of Non-Voting Common Equivalent Stock pursuant hereto, including in connection with any conversion contemplated by Section III(a); provided that the Corporation shall not be required to pay any such tax that may be payable in connection with any conversion contemplated by Section III(a) to the extent such tax is payable because a registered holder of Non-Voting Common Equivalent Stock requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Corporation or has established to the satisfaction of the Corporation that such taxes have been paid or are not payable.
(b) The Corporation and each Holder agree that (i) it is intended that the Non-Voting Common Equivalent Stock not constitute “preferred stock” within the meaning of Section 305 of the Internal Revenue Code of 1986, as amended, (the “Code”) and the Treasury Regulations promulgated thereunder and (ii) except to the extent otherwise required by a “determination” within the meaning of Section 1313(a) of the Code, neither the Corporation nor any Holder shall treat the Non-Voting Common Equivalent Stock as such for United States federal income tax or withholding tax purposes or otherwise take any position inconsistent with such treatment.

Section XXI. No Stock Certificates.
Notwithstanding anything to the contrary contained in these Articles Supplementary, no shares of Non-Voting Common Equivalent Stock shall be issued in physical, certificated form. All shares of Non-Voting Common Equivalent Stock shall be evidenced by book-entry on the record books maintained by the Corporation or its transfer agent.
Section XXII. Transfers.
The shares of Non-Voting Common Equivalent Stock are subject to the restrictions on transfer set forth in the Investment Agreement. Any purported transfer in violation of such restrictions shall be null and void.
SECOND: The shares of Non-Voting Common Equivalent Stock have been classified and designated by the Board under the authority contained in Article 6 of the Charter.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by Law and the Charter.
FOURTH: The Charter is not amended by these Articles Supplementary.
FIFTH: The undersigned President and Chief Executive Officer acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned President and Chief Executive Officer acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties of perjury.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its President and Chief Executive Officer and attested to by its Corporate Secretary on this [•] day of [•].
BANC OF CALIFORNIA, INC.

By:
	Name:	[•]
	Title:	President and Chief Executive Officer
ATTEST:

By:
	Name:	[•]
	Title:	Corporate Secretary

Annex F

CONFIDENTIAL
THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE SECURITIES LAWS.
THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF [•], 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
WARRANT

to purchase

[•]1

Shares of Non-Voting Common Equivalent Stock of

Banc of California, Inc.
a Maryland Corporation
No. 01	Issue Date: [•]
[1]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 60%.

Index of Defined Terms
Page
affiliate	F-4
Applicable Price	F-4
Appraisal Procedure	F-4
Articles Supplementary	F-4
Business Combination	F-4
business day	F-4
Company	F-6
Convertible Transfer	F-4
Excluded Stock	F-4
Exercise Price	F-5
Expiration Time	F-6
Fair Market Value	F-5
Group	F-5
Investment Agreement	F-5
Issue Date	F-5
Mandatory Exercise Price	F-5
Market Price	F-5
Non-Voting Common Equivalent Stock	F-5
Notice of Exercise	F-5
person	F-5
Share Recipient	F-8
Shares	F-6
Subject Record Date	F-12
Transfer	F-5
Warrant	F-6
Warrant Certificate	F-6
Warrantholder	F-6

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.
“affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that if the Warrantholder is controlled by a private equity sponsor or similar investment firm, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry), or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in any Purchaser, of or related to or affiliated with or managed by such sponsor or firm. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.
“Applicable Price” means the applicable Conversion Price (as defined in the Articles Supplementary), as adjusted from time to time pursuant to the Articles Supplementary; provided that the Applicable Price shall also be adjusted as set forth in Section VII of the Articles Supplementary, without duplication, for the cumulative effect of all events occurring on or after the issuance of this Warrant and prior to the date the Warrant has been exercised in full for which no adjustment was made to the Conversion Price under the Articles Supplementary.
“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the Company and one chosen by the Warrantholder, shall mutually agree upon the determinations then the subject of appraisal. Each party shall deliver a notice to the other appointing its appraiser within fifteen (15) days after the Appraisal Procedure is invoked. If within thirty (30) days after appointment of the two appraisers they are unable to mutually agree upon the amount in question, a third independent appraiser shall be chosen within ten (10) days thereafter by the mutual agreement of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser, such appointment shall be made by the American Arbitration Association, or any organization successor thereto, from a panel of arbitrators having experience in the appraisal of the subject matter to be appraised. The decision of the third appraiser so appointed and chosen shall be given within thirty (30) days after the selection of such third appraiser. If three appraisers shall be appointed and the determination of one appraiser is disparate from the middle determination by more than twice the amount by which the other determination is disparate from the middle determination, then the determination of such appraiser shall be excluded, the remaining two determinations shall be averaged and such average shall be binding and conclusive on the Company and the Warrantholder; otherwise, the average of all three determinations shall be binding and conclusive on the Company and the Warrantholder. The costs of conducting any Appraisal Procedure shall be borne by the Company; provided that, if the final determination of the appraisers is less than the fair market value determination of the Board of Directors, then such costs shall be borne solely by the Warrantholder.
“Articles Supplementary” means the Articles Supplementary of the Non-Voting Common Equivalent Stock, filed with the Maryland Department of Assessments and Taxation, Business Services Division on [ ], effective as of [ ].
“Business Combination” means, whether in a single transaction or series of related transactions, a merger, division, consolidation, share exchange, reorganization, sale of all or substantially all of the Company’s assets to another person or similar transaction (which may include a reclassification) involving the Company (other than the Mergers).
“business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed.
“Convertible Transfer” means shall have the meaning set forth in the Articles Supplementary.
“Excluded Stock” means (i) shares of Voting Common Stock issued by the Company as a stock dividend payable in shares of Voting Common Stock, or upon any subdivision or split-up of the outstanding shares of Voting Common Stock, in each case, which is subject to Section VII(b) of the Articles Supplementary, or upon conversion of securities (but not the issuance of such securities convertible or exchangeable into Voting Common Stock which will be subject to the provision of Section 15(b)), (ii) shares of Voting Common Stock to be issued in good faith to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries pursuant to options, restricted stock units, other equity-based awards or other compensatory arrangements approved by the Board of Directors in the ordinary course of providing equity compensation awards, (iii) any shares of Voting Common Stock issued upon conversion of the Non-Voting Common Equivalent Stock, (iv) any shares issued upon the conversion of the Shares issued under this Warrant or the Other Warrant, (v) any shares of Voting Common Stock or preferred stock of the Company issued pursuant to the Merger Agreement, (vi) any other securities exercisable or exchangeable for or convertible into shares of Voting Common Stock issued and outstanding on the date hereof; provided that, in the case of this clause (vi), such securities have not been amended subsequent to the issuance of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (vii) any shares of capital stock issued or sold to the Warrantholder or any of its Affiliates.
“Exercise Price” means $15.375; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith in reliance on advice received by the Board of Directors from a nationally recognized independent investment banking firm retained by the Company for the purpose of determining the fair market value of shares of the Non-Voting Common Equivalent Stock and certified in a resolution to the Warrantholder. If the Warrantholder does not accept the Board of Director’s calculation of fair market value and the Warrantholder and the Company are unable to agree on fair market value, the Appraisal Procedure shall be used to determine fair market value.
“Group” means a group as contemplated by Section 13(d)(3) of the Exchange Act.
“Investment Agreement” means the Investment Agreement, dated as of July 25, 2023, as it may be amended from time to time, among the Company, WP CLIPPER GG 14 L.P. and WP CLIPPER FS II L.P..
“Issue Date” means the date first set forth above opposite the heading Issue Date.
“Mandatory Exercise Price” means $24.60; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Market Price” means, with respect to (1) the Non-Voting Common Equivalent Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Non-Voting Common Equivalent Stock on the principal exchange or market on which the Non-Voting Common Equivalent Stock is so listed or quoted, (b) if the Non-Voting Common Equivalent Stock is not so publicly traded, the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (c) if neither the foregoing clause (a) nor clause (b) applies, the Fair Market Value of a share of the Non-Voting Common Equivalent Stock and (2) the Voting Common Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (b) if the foregoing clause (a) does not apply, the Fair Market Value of a share of the Voting Common Stock. “Market Price” shall be determined without reference to after-hours or extended-hours trading.
“Non-Voting Common Equivalent Stock” means Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company.
“Notice of Exercise” means a duly completed and executed Notice of Exercise, the form of which is annexed hereto.
“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Transfer” means to sell, transfer, make any short sale of, loan, grant any option for the purchase of or interest in or otherwise dispose of this Warrant or any rights hereunder; provided, however, that a pledge or other encumbrance of this Warrant or any rights hereunder that creates a mere security interest in this Warrant or any rights hereunder shall not constitute a Transfer.

“Warrant” means this Warrant issued pursuant to the Investment Agreement.
“Warrant Certificate” means this certificate evidencing this Warrant.
“Warrantholder” means the person who shall from time to time own this Warrant, including any transferee thereof.
2. Number of Shares; Persons Entitled to Exercise Warrant. On the terms and subject to the conditions, requirements and procedures set forth herein, Banc of California, Inc. a Maryland corporation (the “Company”), hereby certifies that, unless this Warrant has been earlier redeemed, surrendered, cancelled or exercised in full, for value received, this Warrant is exercisable in whole at any time or in part from time to time, for, in the aggregate, [•]2 duly authorized, validly issued, fully-paid and nonassessable shares of Non-Voting Common Equivalent Stock (“Shares”), as such number may be adjusted in accordance with the terms of this Warrant, free and clear of all Liens (other than transfer restrictions imposed under the Investment Agreement, this Warrant or applicable securities Laws), by the Warrantholder. The number of Shares, the Exercise Price and the Mandatory Exercise Price are subject to adjustment as provided herein and in the Articles Supplementary, and all references to “Shares,” “Exercise Price” and “Mandatory Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments. If this Warrant is transferred in a Convertible Transfer to any person for whom the underlying Non-Voting Common Equivalent Stock would automatically convert into Voting Common Stock pursuant to Section III(a) of the Articles Supplementary if transferred directly, then, notwithstanding anything to the contrary in this Warrant, this Warrant shall be exercisable by such person in whole at any time or in part from time to time for the number of Voting Common Shares into which the Shares would be convertible pursuant to the Articles Supplementary at the time of exercise, and the remaining terms of this Warrant shall apply to such exercise mutatis mutandis.
3. Exercise of Warrant; Term.
(a) On the terms and subject to the conditions, requirements and procedures set forth herein, prior to 5:00 p.m. (Los Angeles time) on the seven (7) year anniversary of the Issue Date (the “Expiration Time”):
(i) this Warrant may be exercised by the Warrantholder, in whole or in part, from time to time, at any time after 9:00 a.m., Los Angeles time, on the Issue Date by (x) the delivery by the Warrantholder to the Company of a Notice of Exercise and (y) if applicable, payment by the Warrantholder to the Company of the Exercise Price for the Shares specified in such Notice of Exercise pursuant to Section 3(b); and
(ii) this Warrant shall be automatically exercised in full for Shares in the event the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price for twenty (20) or more trading days during any thirty (30)-consecutive trading day period of the NYSE or, if the NYSE is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted, and the Warrantholder shall remit to the Company the Exercise Price for the Shares pursuant to Section 3(b).
(b) Payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be effected by the Company withholding, from the Shares that would otherwise be delivered to the Warrantholder upon such exercise, an amount of Shares equal in value to the aggregate Exercise Price in respect of the Shares as to which this Warrant is so exercised, based on, in the case of an exercise pursuant to (A) Section 3(a)(i), the Market Price on the business day immediately prior to the date on which this Warrant is exercised or (B) Section 3(a)(ii), the Mandatory Exercise Price; provided that, if the Company and the Warrantholder mutually agree in writing otherwise, payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be made by the Warrantholder delivering to the Company cash in an amount equal to the aggregate Exercise Price by wire transfer of immediately available funds to an account designated by the Company.
(c) If the Warrantholder exercises a portion (but not all) of this Warrant pursuant to Section 3(a)(i), the Warrantholder will, at the option of the Warrantholder, be entitled to receive from the Company, within a reasonable time, and in any event not exceeding three (3) business days after notice thereof to the Company, a new Warrant Certificate in substantially identical form to this Warrant Certificate, but for the purchase of that number of Shares that remain issuable pursuant to this Warrant.
[2]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 60%.

(d) If the Warrantholder does not elect to receive a new Warrant Certificate in accordance with Section 3(c), then, notwithstanding anything herein to the contrary, the Warrantholder shall not be required to physically surrender this Warrant to the Company until this Warrant has been exercised in full, in which case, the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) business days after the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in the issuance of a portion of the total number of Shares issuable hereunder shall have the effect of lowering the outstanding number of Shares issuable hereunder in an amount equal to the applicable number of Shares issued upon such partial exercises hereof. The Warrantholder and the Company shall maintain records showing the number of Shares issued upon partial exercises hereof and the date of such issuances. The Company shall inform the Warrantholder if a Notice of Exercise has not been duly completed within three (3) business days of receipt of such notice, but shall not refuse or object to the issuance of the Shares upon receipt of, and pursuant to, a duly completed Notice of Exercise. The Warrantholder, by acceptance of this Warrant, acknowledges and agrees that, by reason of the provisions of this Section 3, following the exercise of a portion of this Warrant, the number of Shares issuable hereunder at any given time may be less than the amount stated on the face hereof.
(e) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may, at the election of the Warrantholder (as set forth in the applicable Notice of Exercise), be conditioned upon the consummation of such transaction, in which case, such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.
(f) At the Expiration Time, this Warrant shall terminate and the Warrantholder shall have no right to acquire any shares pursuant hereto, other than settlement of any exercise pursuant to Section 3(a) that properly occurred prior to the Expiration Time.
4. Limitation of Exercise. The Warrantholder shall have no right to exercise this Warrant, and the Company shall have no obligation to effect any exercise of this Warrant, to the extent that after giving effect to any exercise of this Warrant, such exercise would or would reasonably be expected to (a) cause the Warrantholder, its affiliates or any of their partners or principals to (i) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (ii) serve as a source of financial strength to the Company pursuant to the BHC Act; or (b) require the Warrantholder, its affiliates or any of their partners or principals to have made any advance filing with, obtained any approval, authorization consent, permit or license of, or provided notice to, any Governmental Entity under Law (which such filing has not been made, or approval, authorization, consent, permit or license has not been obtained or such notice has not been duly provided), including the expiration of any waiting periods associated therewith (including any extensions thereof).
5. Covenants and Representations of the Company. The Company hereby represents, covenants and agrees, as applicable:
(a) Except and to the extent as waived or consented to by the Warrantholder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or intentionally seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Warrantholder as set forth in this Warrant against impairment.
(b) The Company shall (i) not increase the par value of any Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) issue duly authorized, validly issued, fully paid and non-assessable Shares upon the proper exercise of this Warrant, and (iii) use reasonable best efforts to (x) obtain all such authorizations, exemptions or consents required of the Company from any Governmental Entity as may be necessary to enable the Company to perform its express obligations under this Warrant and (y) take all necessary actions so that the Shares may be issued without violation of Law or any requirement of any securities exchange on which the Shares or the Voting Common Stock are listed or traded.

(c) Before taking any action which would result in an adjustment in the number of Shares for which this Warrant is exercisable or in the Exercise Price or Mandatory Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, and take all such corporate action, as may be necessary in order that the Company may validly and legally issue fully paid and non-assessable Shares at the Exercise Price or Mandatory Exercise Price as so adjusted.
(d) Prior to the Expiration Date, the Company shall at all times reserve and keep available, solely for the purpose of providing for the exercise of this Warrant, that number of shares of (i) Non-Voting Common Equivalent Stock sufficient for issuance upon exercise of this Warrant and (ii) Voting Common Stock sufficient for issuance of shares of Voting Common Stock upon conversion of shares of such shares of Non-Voting Common Equivalent Stock in accordance with their terms.
6. Issuance of Shares; Authorization; Listing. In the event of any exercise of this Warrant in accordance with and on the terms and subject to the conditions hereof, any Shares issued pursuant to such exercise, if applicable, shall be issued in such name or names as the Warrantholder may designate and will be delivered by the Company to such named person within three (3) business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant; provided that, if the Company and the Warrantholder agree for a cash payment to be made pursuant to Section 3(b), the Company shall not be obligated to issue or deliver the Shares to such named person prior the first (1st) business day following full satisfaction of the cash payment obligation of the Warrantholder pursuant to Section 3(b). Any such delivery shall be made via book-entry transfer crediting the account of the Warrantholder through the Company’s transfer agent and registrar for the Non-Voting Common Equivalent Stock. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with Section 3 will be duly authorized, validly issued, fully-paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company, and free and clear of all Liens (other than (i) transfer restrictions imposed hereunder, under the Investment Agreement or Law or (ii) Liens created by the Warrantholder occurring prior to, or contemporaneously with, such exercise). The Company agrees that the Shares so issued will be deemed to have been issued if this Warrant is exercised pursuant to Section 2 (the person to whom such Shares will be deemed to have been so issued in accordance with Section 2, the “Share Recipient”) as of the close of business on the date on which the Warrant Certificate and payment of the Exercise Price are delivered to the Company in accordance with the terms hereof, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will (a) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant (solely to the extent they are shares of Common Stock), subject to issuance or notice of issuance on all stock exchanges on which the Common Stock is then listed or traded, and (b) use reasonable best efforts to maintain the listing of such Shares after issuance. The Company will use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.
7. Compliance with Securities Laws.
(a) The Warrantholder, by acceptance hereof, acknowledges that this Warrant and any Shares to be issued upon exercise hereof have not been registered under the Securities Act or under any U.S. state security Law and are being acquired pursuant to an exemption from registration under the Securities Act solely for the Warrantholder’s own account, and not as a nominee for any other party, and for investment with no present intention to distribute this Warrant (or any Shares issuable upon exercise hereof) to any person in violation of the Securities Act or any U.S. state securities Law, and that the Warrantholder will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any U.S. state securities Law.
(b) Except as provided in Section 7(c), this Warrant and any Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the form (which, in the case of the Shares, shall be in the form of an appropriate book entry notation) set forth in Section 4.6(a) of the Investment Agreement.
(c) The Company shall promptly cause clause (i) of such legend to be removed from any certificate or other instrument for this Warrant or the Shares and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to this Warrant or any Shares (x) upon request of the

Warrantholder, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws or (y) upon request of the Warrantholder in connection with a sale or transfer of the Warrant or the Shares at a time when this Warrant or the Shares have been registered under the Securities Act (unless subject to any transfer restrictions under Rule 144 for affiliates) or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of this Warrant or the Shares without volume and manner of sale restrictions. The Company shall, whether or not requested by Warrantholder, cause clause (ii) of the legend to be removed upon the Transfer of this Warrant or the Shares to be Transferred upon exercise hereof to a person that is not (and will not, in connection with such Transfer) be a party to the Investment Agreement (or bound by the terms thereof).
(d) The Company and the Warrantholder acknowledge that the Shares issuable upon exercise of this Warrant shall be entitled to the benefits of the Registration Rights Agreement, as the same may be amended, amended and restated or supplemented from time to time.
8. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Share Recipient would otherwise be entitled, the Share Recipient shall be entitled to receive a cash payment equal to the Market Price on the last business day preceding the date of exercise less the portion of the Exercise Price attributable to such fractional share; provided that, if the making of a cash payment in lieu of the issuance of a fractional share is prohibited by Law or contract, the number of shares issued by the Company upon exercise of this Warrant shall be rounded to the nearest whole share.
9. No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any rights of a holder of Non-Voting Common Equivalent Stock prior to the date of exercise hereof. Effective immediately prior to the close of business on such date of exercise, the Share Recipient shall have any rights as a holder of Non-Voting Common Equivalent Stock. The Company will at no time close its transfer books against Transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.
10. Transfer.
(a) Subject to compliance with Section 10(b) and Law, without obtaining the consent of the Company to assign or transfer this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, or by means of electronic transmission, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2, and delivery of the form of assignment annexed hereto, duly completed and executed. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants certificate pursuant to this Section 10 shall be paid by the Company.
(b) The Warrantholder shall be entitled to Transfer this Warrant only (i) in compliance with Section 4.2 of the Investment Agreement or (ii) to any person with the prior written consent of the Company.
11. Registry of Warrant. The Company shall maintain a registry in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates (showing the name and address of the Warrantholder as the registered holder of this Warrant) and exchanges and transfers thereof. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, and the Company shall be entitled to rely in all respects upon such registry, and the Company shall not be affected by any notice to the contrary, except any Transfer of the Warrant effected in accordance with the provisions of this Warrant, including Section 10.
12. Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of any such mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall execute and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Shares issuable pursuant to such lost, stolen, destroyed or mutilated Warrant Certificate, less the number of Shares previously issued upon any exercise of this Warrant pursuant to Section 3.

13. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.
14. Rule 144 Information. The Company covenants that it will use reasonable best efforts to timely file all reports and other documents that may be required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (or, if the Company is not required to file such reports under the Securities Act or the Exchange Act, it will, upon the request of any Warrantholder, make publicly available such information as may be necessary to permit sales pursuant to Rule 144), and it will use reasonable best efforts to take such further action as any Warrantholder may reasonably request, all to the extent required from time to time to enable such holder to sell the Warrants without registration under the Securities Act within the limitation of the exemptions provided by (i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.
15. Adjustments and Other Rights. The Exercise Price, the Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one section or subsection of this Section 15 is applicable to a single event, the section or subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one section or subsection of this Section 15 so as to result in duplication.
(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare, order, and pay or make a dividend or make a distribution on its Non-Voting Common Equivalent Stock payable in shares of Non-Voting Common Equivalent Stock (which shall not include any shares of Non-Voting Common Equivalent Stock issued by the Company upon exercise of this Warrant), (ii) split, subdivide or reclassify the outstanding shares of Non-Voting Common Equivalent Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Non-Voting Common Equivalent Stock into a smaller number of shares, in each case, then the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder immediately after such record date or effective date, as applicable, upon exercise of this Warrant, shall be entitled to purchase the number of shares of Non-Voting Common Equivalent Stock which such holder would have been entitled to receive in respect of the Shares after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as applicable. In such event, the Exercise Price and Mandatory Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment determined pursuant to the immediately preceding sentence, multiplied by (2) the Exercise Price or Mandatory Exercise Price (as applicable) in effect immediately prior to the record or effective date, as applicable, with respect to the dividend, distribution, split, subdivision, reclassification or combination giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of this Warrant in full determined pursuant to the immediately preceding sentence.
(b) Voting Common Stock Issued at Less than the Applicable Price.
(i) If the Company issues or sells, or agrees to issue or sell, any Voting Common Stock or other securities that are convertible into or exchangeable or exercisable for (or are otherwise linked to) Voting Common Stock (in each case, other than Excluded Stock) for consideration per share less than the Applicable Price, then the Exercise Price and Mandatory Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to such issuance or sale by a fraction, (x) the numerator of which shall be (1) the number of shares of Voting Common Stock outstanding immediately prior to such issuance or sale, plus (2) the number of shares of Voting Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Voting Common Stock so issued or sold would purchase at the Applicable Price absent the adjustments contemplated by this clause (b)(i), and (y) the denominator of which shall be the number of shares of Voting Common Stock outstanding immediately after such issuance or sale. In such event, the number of shares of Non-Voting Common Equivalent Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price or Mandatory Exercise Price, as applicable, determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase in the Exercise Price or Mandatory Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to this subclause (i) of this Section 15(b), other than as would be contemplated by Section 15(b)(ii)(3)(D).
(ii) For the purposes of any adjustment of the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon the exercise of this Warrant pursuant to this Section 15(b), the following provisions shall be applicable:
(1) In the case of the issuance or sale of equity or equity-linked securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash paid therefor before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(2) In the case of the issuance or sale of equity or equity-linked securities (otherwise than upon the conversion of securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the Fair Market Value, before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(3) In the case of the issuance of (x) options, warrants or other rights to purchase or acquire equity or equity-linked securities (whether or not at the time exercisable) or (y) securities by their terms convertible into or exchangeable for equity or equity-linked securities (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):
(A) The aggregate maximum number of shares of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire equity or equity-linked securities shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 15(b)(i) and (ii)), if any, received by the Company upon the issuance or sale of such options, warrants or rights, plus the minimum purchase price provided in such options, warrants or rights for the equity or equity-linked securities covered thereby.
(B) The aggregate maximum number of shares of equity or equity-linked securities deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 15(b)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.
(C) On any change in the number of shares of equity or equity-linked securities deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to (or less favorable than) the anti-dilution provisions contained herein), the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price or Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.
(D) Upon the expiration of any options, warrants or rights to purchase equity or equity-linked securities, in each case, which shall not have been exercised and for which any adjustment was made pursuant to this Section 15(b) upon the issuance or sale thereof, the Exercise Price and Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect hereunder shall, upon such expiration, be recomputed to such Exercise Price and Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights on the basis of the issuance of only the number of shares of Voting Common Stock actually issued upon the exercise of such options, warrants or rights.
(E) If the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price or Mandatory Exercise Price or the number of Shares issuable upon the exercise of this Warrant shall be made for the actual issuance of Non-Voting Common Equivalent Stock upon the exercise, conversion or exchange hereof.
(c) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 15 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-hundredth (1/100th) of a share of Non-Voting Common Equivalent Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one-hundredth (1/100th) of a share of Non-Voting Common Equivalent Stock or more.
(d) Timing of Issuance of Additional Non-Voting Common Equivalent Stock Upon Certain Adjustments. In any case in which (i) the provisions of this Section 15 shall require that an adjustment shall become effective immediately after a record date (the “Subject Record Date”) for an event, and (ii) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event, (A) issuing to the Warrantholder or Share Recipient (as applicable) the additional shares of Non-Voting Common Equivalent Stock issuable upon such exercise by reason of the adjustment required by such event and (B) paying to such Warrantholder or Share Recipient (as applicable) any amount of cash in lieu of a fractional share of Non-Voting Common Equivalent Stock; provided, however, that the Company upon request shall deliver to such Warrantholder or Share Recipient a due bill or other appropriate instrument evidencing such Warrantholder’s or Share Recipient’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.
(e) Statement Regarding Adjustments. Whenever the Exercise Price, Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 15, the Company shall cause a statement setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof to be delivered the Warrantholder as promptly as practicable after the event giving rise to such adjustment at the address appearing in the Warrant registry.
(f) Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 15 (but only if the action of the type described in this Section 15 would result in an adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to the Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and Mandatory Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.
(g) Adjustment Rules. Any adjustments pursuant to this Section 15 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price or the Mandatory Exchange Price made hereunder would reduce the Exercise Price or the Mandatory Exchange Price to an amount below par value of the Non-Voting Common Equivalent Stock, then such adjustment in Exercise Price or the Mandatory Exchange Price made hereunder shall reduce the Exercise Price or the Mandatory Exchange Price to the par value of the Non-Voting Common Equivalent Stock.
(h) Prohibited Actions.
(i) The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price or the Mandatory Exercise Price if the total number of shares of Non-Voting Common Equivalent Stock issuable after such action upon exercise of this Warrant, together with all shares of Non-Voting Common Equivalent Stock then outstanding and all shares of Non-Voting Common Equivalent Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Non-Voting Common Equivalent Stock then authorized by its articles of restatement.
(ii) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price or Mandatory Exercise Price or the number of Shares shall be permitted to the extent that such adjustment would cause the Warrantholder (together with its affiliates or any other party with which the Warrantholder may be aggregated for purposes of the Bank Holding Company Act of 1956) to own or be deemed to control one-third or more of the Company’s “total equity” (as interpreted and calculated in accordance with 12 CFR 225.34 or any successor or similar regulation or interpretation).
16. Business Combinations. In case of any Business Combination, the Warrantholder’s right to receive Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination, into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of Shares immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of this Warrant). In determining the kind and amount of stock, securities or the property (including cash) receivable upon the occurrence of such Business Combination, if the holders of Voting Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right at the same time to make the same election with respect to the number of shares of stock or other securities or property which the Warrantholder would have been entitled to receive upon exercise of this Warrant by providing a written notice of such election to the Company.
17. Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder as the holder of this Warrant relating hereto, the prevailing party (as determined in a final and non-appealable order of a court, arbitrator of other Governmental Entity) shall be entitled to reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in connection therewith.
18. Transfer Taxes. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of this Warrant or any shares of Non-Voting Common Equivalent Stock issuable upon exercise of this Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of this Warrant to the extent such tax is payable because the registered holder of this Warrant requests Non-Voting Common Equivalent Stock to be registered in a name other than such registered holder’s name and no such Non-Voting Common Equivalent Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and the Warrantholder shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 18.
19. Miscellaneous. The provisions of Article VI of the Investment Agreement are hereby incorporated by reference into this Warrant, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Investment Agreement being deemed a reference to this Warrant.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the Issue Date.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
Address:

Attest:

By:
Name:
Title:
[Signature Page to Warrant]

Acknowledged and Agreed:
WP CLIPPER GG 14 L.P.
By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner
By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Warrant]

Acknowledged and Agreed:
WP CLIPPER FS II L.P.
By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner
By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner
By: Warburg Pincus Partners II (Cayman), L.P., its managing member
By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Warrant]

[Form of Notice of Exercise]

Date:
TO: [    ]
Banc of California, Inc.
RE: Election to Subscribe for and Purchase Non-Voting Common Equivalent Stock
The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby exercises the Warrant for the number of shares of the Non-Voting Common Equivalent Stock set forth below and directs the Company to issue such shares of Non-Voting Common Equivalent Stock to the Share Recipient set forth below. The undersigned, in accordance with Section 3(b) of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Non-Voting Common Equivalent Stock in the manner pursuant to Section 3(b) of the Warrant. A new warrant evidencing the remaining shares of Non-Voting Common Equivalent Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.
Number of Shares of Non-Voting Common Equivalent Stock:
Share Recipient(s):
Name and Address of Person to be
Issued New Warrant:
Holder:

By:

Name:

Title:
[Form of Notice of Exercise]

[Form of Assignment to be Executed if Warrantholder
Desires to Transfer Warrants Evidenced Hereby]
FOR VALUE RECEIVED               hereby sells, assigns and transfers unto

(Please print name) identifying	(Please insert social security or other number)

Address

(City, including zip code)
the Warrant represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint             as attorney to transfer said Warrant Certificate with full power of substitution in the premises.

Signature

(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate and must bear a signature guarantee by a bank, trust company or member broker of the New York, Midwest or Pacific Stock Exchange)

Signature Guaranteed

[Form of Assignment]

Annex G

CONFIDENTIAL
THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), OR QUALIFIED UNDER ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF UNLESS (I) A REGISTRATION STATEMENT RELATING THERETO IS EFFECTIVE UNDER THE ACT AND IS QUALIFIED UNDER APPLICABLE STATE SECURITIES LAWS OR (II) THE TRANSACTION IS EXEMPT FROM REGISTRATION UNDER THE ACT AND THE QUALIFICATION REQUIREMENTS UNDER APPLICABLE STATE SECURITIES LAWS.
THE SECURITIES ISSUABLE UNDER THIS INSTRUMENT ARE SUBJECT TO TRANSFER AND OTHER RESTRICTIONS SET FORTH HEREIN AND IN AN INVESTMENT AGREEMENT, DATED AS OF [•], 2023, COPIES OF WHICH ARE ON FILE WITH THE SECRETARY OF THE ISSUER.
WARRANT

to purchase

[•]1

Shares of Voting Common Stock of

Banc of California, Inc.
a Maryland Corporation
No. 01	Issue Date: [•]
[1]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 50%.

Index of Defined Terms
Page
affiliate	G-4
Appraisal Procedure	G-4
Business Combination	G-4
business day	G-4
Company	G-6
Current Market Price	G-4
Ex-Date	G-4
Exercise Price	G-5
Expiration Time	G-6
Fair Market Value	G-5
Group	G-5
Investment Agreement	G-5
Issue Date	G-5
Mandatory Exercise Price	G-5
Market Price	G-5
Notice of Exercise	G-5
person	G-5
Share Recipient	G-8
Shares	G-6
Subject Record Date	G-15
Transfer	G-5
Warrant	G-6
Warrant Certificate	G-6
Warrantholder	G-6

1. Definitions. Unless the context otherwise requires, when used herein the following terms shall have the meanings indicated. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Investment Agreement.
“affiliate” of a specified person is any person that, directly or indirectly, controls, is controlled by, or is under common control with, such specified person; provided that if the Warrantholder is controlled by a private equity sponsor or similar investment firm, “affiliate” shall not include any “portfolio company” (as such term is customarily used in the private equity industry), or any investment fund or vehicle (other than any such fund or vehicle with a direct or indirect interest in any Purchaser, of or related to or affiliated with or managed by such sponsor or firm. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such person, whether through the ownership of voting securities, by contract or otherwise.
“Appraisal Procedure” means a procedure whereby two independent appraisers, one chosen by the Company and one chosen by the Warrantholder, shall mutually agree upon the determinations then the subject of appraisal. Each party shall deliver a notice to the other appointing its appraiser within fifteen (15) days after the Appraisal Procedure is invoked. If within thirty (30) days after appointment of the two appraisers they are unable to mutually agree upon the amount in question, a third independent appraiser shall be chosen within ten (10) days thereafter by the mutual agreement of such first two appraisers or, if such first two appraisers fail to agree upon the appointment of a third appraiser, such appointment shall be made by the American Arbitration Association, or any organization successor thereto, from a panel of arbitrators having experience in the appraisal of the subject matter to be appraised. The decision of the third appraiser so appointed and chosen shall be given within thirty (30) days after the selection of such third appraiser. If three appraisers shall be appointed and the determination of one appraiser is disparate from the middle determination by more than twice the amount by which the other determination is disparate from the middle determination, then the determination of such appraiser shall be excluded, the remaining two determinations shall be averaged and such average shall be binding and conclusive on the Company and the Warrantholder; otherwise, the average of all three determinations shall be binding and conclusive on the Company and the Warrantholder. The costs of conducting any Appraisal Procedure shall be borne by the Company; provided that, if the final determination of the appraisers is less than the fair market value determination of the Board of Directors, then such costs shall be borne solely by the Warrantholder.
“Business Combination” means, whether in a single transaction or series of related transactions, a merger, division, consolidation, share exchange, reorganization, sale of all or substantially all of the Company’s assets to another person or similar transaction (which may include a reclassification) involving the Company (other than the Mergers).
“business day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California and New York, New York are authorized by Law to be closed.
“Common Stock” means shares of Voting Common Stock and/or Non-Voting Common Stock.
“Current Market Price” means, on any date, the average of the daily Market Price per share of the Voting Common Stock or other securities on each of the five consecutive Trading Days preceding the earlier of the day before the date of the issuance, dividend or distribution in question and the day before the Ex-Date with respect to the issuance or distribution, giving rise to an adjustment to the Exercise Price pursuant to Section 15.
“Ex-Date” means, when used with respect to any issuance, dividend or distribution giving rise to an adjustment to the Exercise Price pursuant to Section 15, the first date on which the applicable Voting Common Stock or other securities trade without the right to receive the issuance, dividend or distribution.
“Excluded Stock” means (i) shares of Voting Common Stock issued by the Company as a stock dividend payable in shares of Voting Common Stock, or upon any subdivision or split-up of the outstanding shares of Voting Common Stock, in each case, which is subject to Section 15(a), or upon conversion of securities (but not the issuance of such securities convertible or exchangeable into Voting Common Stock which will be subject to the provision of Section 15(b)), (ii) shares of Voting Common Stock to be issued in good faith to directors, officers, employees, consultants or other agents of the Company or its Subsidiaries pursuant to options, restricted stock units, other equity-based awards or other compensatory arrangements approved by the Board of Directors in the ordinary course of providing equity compensation awards, (iii) any shares of Voting Common Stock issued upon conversion of the Non-Voting Common Equivalent Stock, (iv) any shares issued upon the conversion of the Shares issued under this Warrant or the Other Warrant, (v) any shares of Voting Common Stock or preferred stock of the Company issued pursuant to the Merger Agreement, (vi) any other securities exercisable or exchangeable for or convertible into shares of Voting Common Stock issued and outstanding on the date hereof; provided that, in the case of this clause (vi), such securities have not been amended subsequent to the issuance of this Warrant to increase the number of such securities or to decrease the exercise price, exchange price or conversion price of such securities or to extend the term of such securities, and (vii) any shares of capital stock issued or sold to the Warrantholder or any of its Affiliates.
“Exercise Price” means $15.375; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Fair Market Value” means, with respect to any security or other property, the fair market value of such security or other property as determined by the Board of Directors, acting in good faith in reliance on advice received by the Board of Directors from a nationally recognized independent investment banking firm retained by the Company for the purpose of determining the fair market value of shares of the Non-Voting Common Equivalent Stock and certified in a resolution to the Warrantholder. If the Warrantholder does not accept the Board of Director’s calculation of fair market value and the Warrantholder and the Company are unable to agree on fair market value, the Appraisal Procedure shall be used to determine fair market value.
“Group” means a group as contemplated by Section 13(d)(3) of the Exchange Act.
“Investment Agreement” means the Investment Agreement, dated as of July 25, 2023, as it may be amended from time to time, among the Company, [•].
“Issue Date” means the date first set forth above opposite the heading Issue Date.
“Mandatory Exercise Price” means $24.60; provided, that the foregoing shall be subject to adjustment as expressly set forth herein.
“Market Price” means, with respect to the Voting Common Stock, on any given day, (a) the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, of the shares of the Voting Common Stock on the principal exchange or market on which the Voting Common Stock is so listed or quoted or (b) if the foregoing clause (a) does not apply, the Fair Market Value of a share of the Voting Common Stock. “Market Price” shall be determined without reference to after-hours or extended-hours trading.
“Non-Voting Common Stock” means Class B Non-Voting Common Stock, par value $0.01 per share, of the Company.
“Notice of Exercise” means a duly completed and executed Notice of Exercise, the form of which is annexed hereto.
“person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
“Trading Day” means a day on which the shares of Voting Common Stock:
(i)  are not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business; and
(ii) have traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of the Voting Common Stock.
“Transfer” means to sell, transfer, make any short sale of, loan, grant any option for the purchase of or interest in or otherwise dispose of this Warrant or any rights hereunder; provided, however, that a pledge or other encumbrance of this Warrant or any rights hereunder that creates a mere security interest in this Warrant or any rights hereunder shall not constitute a Transfer.
“Voting Common Stock” means voting common stock, par value $0.01 per share, of the Company.

“Warrant” means this Warrant issued pursuant to the Investment Agreement.
“Warrant Certificate” means this certificate evidencing this Warrant.
“Warrantholder” means the person who shall from time to time own this Warrant, including any transferee thereof.
2. Number of Shares; Persons Entitled to Exercise Warrant. On the terms and subject to the conditions, requirements and procedures set forth herein, Banc of California, Inc. a Maryland corporation (the “Company”), hereby certifies that, unless this Warrant has been earlier redeemed, surrendered, cancelled or exercised in full, for value received, this Warrant is exercisable in whole at any time or in part from time to time, for, in the aggregate, [•]2 duly authorized, validly issued, fully-paid and nonassessable shares of Voting Common Stock (“Shares”), as such number may be adjusted in accordance with the terms of this Warrant, free and clear of all Liens (other than transfer restrictions imposed under the Investment Agreement, this Warrant or applicable securities Laws), by the Warrantholder. The number of Shares, the Exercise Price and the Mandatory Exercise Price are subject to adjustment as provided herein, and all references to “Shares,” “Exercise Price” and “Mandatory Exercise Price” herein shall be deemed to include any such adjustment or series of adjustments.
3. Exercise of Warrant; Term.
(a) On the terms and subject to the conditions, requirements and procedures set forth herein, prior to 5:00 p.m. (Los Angeles time) on the seven (7) year anniversary of the Issue Date (the “Expiration Time”):
(i) this Warrant may be exercised by the Warrantholder, in whole or in part, from time to time, at any time after 9:00 a.m., Los Angeles time, on the Issue Date by (x) the delivery by the Warrantholder to the Company of a Notice of Exercise and (y) if applicable, payment by the Warrantholder to the Company of the Exercise Price for the Shares specified in such Notice of Exercise pursuant to Section 3(b); and
(ii) this Warrant shall be automatically exercised in full for Shares in the event the Market Price of the Voting Common Stock equals or exceeds the Mandatory Exercise Price for twenty (20) or more trading days during any thirty (30)-consecutive trading day period of the NYSE or, if the NYSE is not the principal exchange or market on which the Voting Common Stock is so listed or quoted, such other principal exchange or market on which the Voting Common Stock is so listed or quoted, and the Warrantholder shall remit to the Company the Exercise Price for the Shares pursuant to Section 3(b).
(b) Payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be effected by the Company withholding, from the Shares that would otherwise be delivered to the Warrantholder upon such exercise, an amount of Shares equal in value to the aggregate Exercise Price in respect of the Shares as to which this Warrant is so exercised, based on, in the case of an exercise pursuant to (A) Section 3(a)(i), the Market Price on the business day immediately prior to the date on which this Warrant is exercised or (B) Section 3(a)(ii), the Mandatory Exercise Price; provided that, if the Company and the Warrantholder mutually agree in writing otherwise, payment of the Exercise Price for the Shares in any exercise pursuant to Section 3(a) shall be made by the Warrantholder delivering to the Company cash in an amount equal to the aggregate Exercise Price by wire transfer of immediately available funds to an account designated by the Company.
(c) If the Warrantholder exercises a portion (but not all) of this Warrant pursuant to Section 3(a)(i), the Warrantholder will, at the option of the Warrantholder, be entitled to receive from the Company, within a reasonable time, and in any event not exceeding three (3) business days after notice thereof to the Company, a new Warrant Certificate in substantially identical form to this Warrant Certificate, but for the purchase of that number of Shares that remain issuable pursuant to this Warrant.
(d) If the Warrantholder does not elect to receive a new Warrant Certificate in accordance with Section 3(c), then, notwithstanding anything herein to the contrary, the Warrantholder shall not be required to physically surrender this Warrant to the Company until this Warrant has been exercised in full, in which case, the Warrantholder shall surrender this Warrant to the Company for cancellation within three (3) business days after the date the final Notice of Exercise is delivered to the Company. Partial exercises of this Warrant resulting in the issuance of a portion of the total number of Shares issuable hereunder shall have the effect of lowering the outstanding number of Shares issuable hereunder in an amount equal to the applicable number of Shares issued upon such partial exercises hereof. The Warrantholder and the Company shall maintain records showing the
[2]	Amount equal to (x) the Total Shares Issued, multiplied by (y) 50%.

number of Shares issued upon partial exercises hereof and the date of such issuances. The Company shall inform the Warrantholder if a Notice of Exercise has not been duly completed within three (3) business days of receipt of such notice, but shall not refuse or object to the issuance of the Shares upon receipt of, and pursuant to, a duly completed Notice of Exercise. The Warrantholder, by acceptance of this Warrant, acknowledges and agrees that, by reason of the provisions of this Section 3, following the exercise of a portion of this Warrant, the number of Shares issuable hereunder at any given time may be less than the amount stated on the face hereof.
(e) Notwithstanding any other provision hereof, if an exercise of any portion of this Warrant is to be made in connection with a public offering or a sale of the Company (pursuant to a merger, sale of stock, or otherwise), such exercise may, at the election of the Warrantholder (as set forth in the applicable Notice of Exercise), be conditioned upon the consummation of such transaction, in which case, such exercise shall not be deemed to be effective until immediately prior to the consummation of such transaction.
(f) At the Expiration Time, this Warrant shall terminate and the Warrantholder shall have no right to acquire any shares pursuant hereto, other than settlement of any exercise pursuant to Section 3(a) that properly occurred prior to the Expiration Time.
4. Limitation of Exercise. The Warrantholder shall have no right to exercise this Warrant, and the Company shall have no obligation to effect any exercise of this Warrant, to the extent that after giving effect to any exercise of this Warrant, such exercise would or would reasonably be expected to (a) cause the Warrantholder, its affiliates or any of their partners or principals to (i) “control” the Company or be required to become a bank holding company, in each case, pursuant to the BHC Act; or (ii) serve as a source of financial strength to the Company pursuant to the BHC Act; or (b) require the Warrantholder, its affiliates or any of their partners or principals to have made any advance filing with, obtained any approval, authorization consent, permit or license of, or provided notice to, any Governmental Entity under Law (which such filing has not been made, or approval, authorization, consent, permit or license has not been obtained or such notice has not been duly provided), including the expiration of any waiting periods associated therewith (including any extensions thereof).
5. Covenants and Representations of the Company. The Company hereby represents, covenants and agrees, as applicable:
(a) Except and to the extent as waived or consented to by the Warrantholder, the Company shall not by any action, including amending its certificate of incorporation or through any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, avoid or intentionally seek to avoid the observance or performance of any of the terms of this Warrant, but shall at all times in good faith assist in the carrying out of all such terms and in the taking of all such actions as may be necessary or appropriate to protect the rights of the Warrantholder as set forth in this Warrant against impairment.
(b) The Company shall (i) not increase the par value of any Shares above the amount payable therefor upon such exercise immediately prior to such increase in par value, (ii) issue duly authorized, validly issued, fully paid and non-assessable Shares upon the proper exercise of this Warrant, and (iii) use reasonable best efforts to (x) obtain all such authorizations, exemptions or consents required of the Company from any Governmental Entity as may be necessary to enable the Company to perform its express obligations under this Warrant and (y) take all necessary actions so that the Shares may be issued without violation of Law or any requirement of any securities exchange on which the Shares or the Voting Common Stock are listed or traded.
(c) Before taking any action which would result in an adjustment in the number of Shares for which this Warrant is exercisable or in the Exercise Price or Mandatory Exercise Price, the Company shall obtain all such authorizations or exemptions thereof, or consents thereto, and take all such corporate action, as may be necessary in order that the Company may validly and legally issue fully paid and non-assessable Shares at the Exercise Price or Mandatory Exercise Price as so adjusted.
(d) Prior to the Expiration Date, the Company shall at all times reserve and keep available, solely for the purpose of providing for the exercise of this Warrant, that number of shares of Voting Common Stock sufficient for issuance upon exercise of this Warrant.
6. Issuance of Shares; Authorization; Listing. In the event of any exercise of this Warrant in accordance with and on the terms and subject to the conditions hereof, any Shares issued pursuant to such exercise, if applicable, shall be issued in such name or names as the Warrantholder may designate and will be delivered by the Company to such named person within three (3) business days after the date on which this Warrant has been duly exercised in accordance with the terms of this Warrant; provided that, if the Company and the Warrantholder agree for a cash payment to be made pursuant to Section 3(b), the Company shall not be obligated to issue or deliver the Shares to such named person prior the first (1st) business day following full satisfaction of the cash payment obligation of the Warrantholder pursuant to Section 3(b). Any such delivery shall be made via book-entry transfer crediting the account of the Warrantholder through the Company’s transfer agent and registrar for the Voting Common Stock. The Company hereby represents and warrants that any Shares issued upon the exercise of this Warrant in accordance with Section 3 will be duly authorized, validly issued, fully-paid and non-assessable, issued without violation of any preemptive or similar rights of any stockholder of the Company, and free and clear of all Liens (other than (i) transfer restrictions imposed hereunder, under the Investment Agreement or Law or (ii) Liens created by the Warrantholder occurring prior to, or contemporaneously with, such exercise). The Company agrees that the Shares so issued will be deemed to have been issued if this Warrant is exercised pursuant to Section 2 (the person to whom such Shares will be deemed to have been so issued in accordance with Section 2, the “Share Recipient”) as of the close of business on the date on which the Warrant Certificate and payment of the Exercise Price are delivered to the Company in accordance with the terms hereof, notwithstanding that the stock transfer books of the Company may then be closed or certificates representing such Shares may not be actually delivered on such date. The Company will (a) procure, at its sole expense, the listing of the Shares and other securities issuable upon exercise of this Warrant (solely to the extent they are shares of Common Stock), subject to issuance or notice of issuance on all stock exchanges on which the Common Stock is then listed or traded, and (b) use reasonable best efforts to maintain the listing of such Shares after issuance. The Company will use reasonable best efforts to ensure that the Shares may be issued without violation of any applicable law or regulation or of any requirement of any securities exchange on which the Shares are listed or traded.
7. Compliance with Securities Laws.
(a) The Warrantholder, by acceptance hereof, acknowledges that this Warrant and any Shares to be issued upon exercise hereof have not been registered under the Securities Act or under any U.S. state security Law and are being acquired pursuant to an exemption from registration under the Securities Act solely for the Warrantholder’s own account, and not as a nominee for any other party, and for investment with no present intention to distribute this Warrant (or any Shares issuable upon exercise hereof) to any person in violation of the Securities Act or any U.S. state securities Law, and that the Warrantholder will not offer, sell or otherwise dispose of this Warrant or any Shares to be issued upon exercise hereof except pursuant to an effective registration statement, or an exemption from registration, under the Securities Act and any U.S. state securities Law.
(b) Except as provided in Section 7(c), this Warrant and any Shares issued upon exercise hereof shall be stamped or imprinted with a legend in substantially the form (which, in the case of the Shares, shall be in the form of an appropriate book entry notation) set forth in Section 4.6(a) of the Investment Agreement.
(c) The Company shall promptly cause clause (i) of such legend to be removed from any certificate or other instrument for this Warrant or the Shares and the Company shall deliver all necessary documents to the transfer agent in connection therewith without charge as to this Warrant or any Shares (x) upon request of the Warrantholder, upon receipt by the Company of an opinion of counsel reasonably satisfactory to the Company to the effect that such legend is no longer required under the Securities Act and applicable state laws or (y) upon request of the Warrantholder in connection with a sale or transfer of the Warrant or the Shares at a time when this Warrant or the Shares have been registered under the Securities Act (unless subject to any transfer restrictions under Rule 144 for affiliates) or may otherwise be transferred pursuant to any applicable rules thereunder, including eligibility to be transferred if Rule 144 under the Securities Act is available for the sale of this Warrant or the Shares without volume and manner of sale restrictions. The Company shall, whether or not requested by Warrantholder, cause clause (ii) of the legend to be removed upon the Transfer of this Warrant or the Shares to be Transferred upon exercise hereof to a person that is not (and will not, in connection with such Transfer) be a party to the Investment Agreement (or bound by the terms thereof).
(d) The Company and the Warrantholder acknowledge that the Shares issuable upon exercise of this Warrant shall be entitled to the benefits of the Registration Rights Agreement, as the same may be amended, amended and restated or supplemented from time to time.

8. No Fractional Shares or Scrip. No fractional Shares or scrip representing fractional Shares shall be issued upon any exercise of this Warrant. In lieu of any fractional Share to which the Share Recipient would otherwise be entitled, the Share Recipient shall be entitled to receive a cash payment equal to the Market Price on the last business day preceding the date of exercise less the portion of the Exercise Price attributable to such fractional share; provided that, if the making of a cash payment in lieu of the issuance of a fractional share is prohibited by Law or contract, the number of shares issued by the Company upon exercise of this Warrant shall be rounded to the nearest whole share.
9. No Rights as Stockholders; Transfer Books. This Warrant does not entitle the Warrantholder to any rights of a holder of Voting Common Stock prior to the date of exercise hereof. Effective immediately prior to the close of business on such date of exercise, the Share Recipient shall have any rights as a holder of Voting Common Stock. The Company will at no time close its transfer books against Transfer of this Warrant in any manner which interferes with the timely exercise of this Warrant.
10. Transfer.
(a) Subject to compliance with Section 10(b) and Law, without obtaining the consent of the Company to assign or transfer this Warrant, this Warrant and all rights hereunder are transferable, in whole or in part, upon the books of the Company by the registered holder hereof in person or by duly authorized attorney, or by means of electronic transmission, and a new warrant shall be made and delivered by the Company, of the same tenor and date as this Warrant but registered in the name of the transferee, upon surrender of this Warrant, duly endorsed, to the office or agency of the Company described in Section 2, and delivery of the form of assignment annexed hereto, duly completed and executed. All expenses (other than stock transfer taxes) and other charges payable in connection with the preparation, execution and delivery of the new warrants certificate pursuant to this Section 10 shall be paid by the Company.
(b) The Warrantholder shall be entitled to Transfer this Warrant only (i) in compliance with Section 4.1 of the Investment Agreement or (ii) to any person with the prior written consent of the Company.
11. Registry of Warrant. The Company shall maintain a registry in which, subject to such reasonable regulations as it may prescribe, it shall register Warrant Certificates (showing the name and address of the Warrantholder as the registered holder of this Warrant) and exchanges and transfers thereof. This Warrant may be surrendered for exchange or exercise, in accordance with its terms, and the Company shall be entitled to rely in all respects upon such registry, and the Company shall not be affected by any notice to the contrary, except any Transfer of the Warrant effected in accordance with the provisions of this Warrant, including Section 10.
12. Loss, Theft, Destruction or Mutilation of Warrant. Upon receipt by the Company of evidence reasonably satisfactory to it of the loss, theft, destruction or mutilation of the Warrant Certificate and, in the case of loss, theft or destruction, on delivery of an indemnity agreement reasonably satisfactory in form and substance to the Company or, in the case of any such mutilation, upon surrender and cancellation of the Warrant Certificate, the Company shall execute and deliver, in lieu of such lost, stolen, destroyed or mutilated Warrant Certificate, a new Warrant Certificate of like tenor and representing the right to purchase the same aggregate number of Shares issuable pursuant to such lost, stolen, destroyed or mutilated Warrant Certificate, less the number of Shares previously issued upon any exercise of this Warrant pursuant to Section 3.
13. Saturdays, Sundays, Holidays, etc. If the last or appointed day for the taking of any action or the expiration of any right required or granted herein shall not be a business day, then such action may be taken or such right may be exercised on the next succeeding day that is a business day.
14. Rule 144 Information. The Company covenants that it will use reasonable best efforts to timely file all reports and other documents that may be required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the U.S. Securities and Exchange Commission (the “SEC”) thereunder (or, if the Company is not required to file such reports under the Securities Act or the Exchange Act, it will, upon the request of any Warrantholder, make publicly available such information as may be necessary to permit sales pursuant to Rule 144), and it will use reasonable best efforts to take such further action as any Warrantholder may reasonably request, all to the extent required from time to time to enable such holder to sell the Warrants without registration under the Securities Act within the limitation of the exemptions provided by

(i) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (ii) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Warrantholder, the Company will deliver to such Warrantholder a written statement that it has complied with such requirements.
15. Adjustments and Other Rights. The Exercise Price, the Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall be subject to adjustment from time to time as follows; provided that if more than one section or subsection of this Section 15 is applicable to a single event, the section or subsection shall be applied that produces the largest adjustment and no single event shall cause an adjustment under more than one section or subsection of this Section 15 so as to result in duplication.
(a) Stock Splits, Subdivisions, Reclassifications or Combinations. If the Company shall (i) declare, order, and pay or make a dividend or make a distribution on its Common Stock payable in shares of Common Stock (which shall not include any shares of Voting Common Stock issued by the Company upon exercise of this Warrant), (ii) split, subdivide or reclassify the outstanding shares of Common Stock into a greater number of shares or (iii) combine or reclassify the outstanding shares of Common Stock into a smaller number of shares, in each case, then the number of Shares issuable upon exercise of this Warrant at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be proportionately adjusted so that the Warrantholder immediately after such record date or effective date, as applicable, upon exercise of this Warrant, shall be entitled to purchase the number of shares of Voting Common Stock which such holder would have been entitled to receive in respect of the Shares after such date had this Warrant been exercised in full immediately prior to such record date or effective date, as applicable. In such event, the Exercise Price and Mandatory Exercise Price in effect at the time of the record date for such dividend or distribution or the effective date of such split, subdivision, combination or reclassification shall be adjusted to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment determined pursuant to the immediately preceding sentence, multiplied by (2) the Exercise Price or Mandatory Exercise Price (as applicable) in effect immediately prior to the record or effective date, as applicable, with respect to the dividend, distribution, split, subdivision, reclassification or combination giving rise to this adjustment by (y) the new number of Shares issuable upon exercise of this Warrant in full determined pursuant to the immediately preceding sentence.
(b) Common Stock Issued at Less than the Exercise Price.
(i) If the Company issues or sells, or agrees to issue or sell, any Common Stock or other securities that are convertible into or exchangeable or exercisable for (or are otherwise linked to) Common Stock (in each case, other than Excluded Stock) for consideration per share less than the Exercise Price, then the Exercise Price and Mandatory Exercise Price in effect immediately prior to each such issuance or sale will immediately (except as provided below) be reduced to the price determined by multiplying the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to such issuance or sale by a fraction, (x) the numerator of which shall be (1) the number of shares of Common Stock outstanding immediately prior to such issuance or sale, plus (2) the number of shares of Common Stock which the aggregate consideration received by the Company for the total number of such additional shares of Common Stock so issued or sold would purchase at the Exercise Price absent the adjustments contemplated by this clause (b)(i), and (y) the denominator of which shall be the number of shares of Common Stock outstanding immediately after such issuance or sale. In such event, the number of shares of Common Stock issuable upon the exercise of this Warrant shall be increased to the number obtained by dividing (x) the product of (1) the number of Shares issuable upon the exercise of this Warrant before such adjustment and (2) the Exercise Price or Mandatory Exercise Price, as applicable, in effect immediately prior to the issuance or sale giving rise to this adjustment, by (y) the new Exercise Price or Mandatory Exercise Price, as applicable, determined in accordance with the immediately preceding sentence. For the avoidance of doubt, no increase in the Exercise Price or Mandatory Exercise Price or reduction in the number of Shares issuable upon exercise of this Warrant shall be made pursuant to this subclause (i) of this Section 15(b), other than as would be contemplated by Section 15(b)(ii)(3)(D).

(ii) For the purposes of any adjustment of the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon the exercise of this Warrant pursuant to this Section 15(b), the following provisions shall be applicable:
(1) In the case of the issuance or sale of equity or equity-linked securities for cash, the amount of the consideration received by the Company shall be deemed to be the amount of the cash paid therefor before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(2) In the case of the issuance or sale of equity or equity-linked securities (otherwise than upon the conversion of securities of the Company) for a consideration in whole or in part other than cash, including securities acquired in exchange therefor (other than securities by their terms so exchangeable), the consideration other than cash shall be deemed to be the Fair Market Value, before deducting therefrom any discounts, commissions or placement fees allowed, paid or incurred by the Company for any underwriter, placement agent or otherwise in connection with the issuance and sale thereof.
(3) In the case of the issuance of (x) options, warrants or other rights to purchase or acquire equity or equity-linked securities (whether or not at the time exercisable) or (y) securities by their terms convertible into or exchangeable for equity or equity-linked securities (whether or not at the time so convertible or exchangeable) or options, warrants or rights to purchase such convertible or exchangeable securities (whether or not at the time exercisable):
(A) The aggregate maximum number of shares of securities deliverable upon exercise of such options, warrants or other rights to purchase or acquire equity or equity-linked securities shall be deemed to have been issued at the time such options, warrants or rights are issued and for a consideration equal to the consideration (determined in the manner provided in Section 15(b)(i) and (ii)), if any, received by the Company upon the issuance or sale of such options, warrants or rights, plus the minimum purchase price provided in such options, warrants or rights for the equity or equity-linked securities covered thereby.
(B) The aggregate maximum number of shares of equity or equity-linked securities deliverable upon conversion of or in exchange for any such convertible or exchangeable securities, or upon the exercise of options, warrants or other rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof, shall be deemed to have been issued at the time such securities were issued or such options, warrants or rights were issued and for a consideration equal to the consideration, if any, received by the Company for any such securities and related options, warrants or rights (excluding any cash received on account of accrued interest or accrued dividends), plus the additional consideration (in each case, determined in the manner provided in Section 15(b)(i) and (ii)), if any, to be received by the Company upon the conversion or exchange of such securities, or upon the exercise of any related options, warrants or rights to purchase or acquire such convertible or exchangeable securities and the subsequent conversion or exchange thereof.
(C) On any change in the number of shares of equity or equity-linked securities deliverable upon exercise of any such options, warrants or rights or conversion or exchange of such convertible or exchangeable securities or any change in the consideration to be received by the Company upon such exercise, conversion or exchange, but excluding changes resulting from the anti-dilution provisions thereof (to the extent comparable to (or less favorable than) the anti-dilution provisions contained herein), the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect shall forthwith be readjusted to such Exercise Price or Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights not exercised prior to such change, or of such convertible or exchangeable securities not converted or exchanged prior to such change, upon the basis of such change.
(D) Upon the expiration of any options, warrants or rights to purchase equity or equity-linked securities, in each case, which shall not have been exercised and for which any adjustment was made pursuant to this Section 15(b) upon the issuance or sale thereof, the Exercise Price and Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant as then in effect hereunder shall, upon such expiration, be recomputed to such Exercise Price and Mandatory Exercise Price and number of Shares as would have been obtained had an adjustment been made upon the issuance or sale of such options, warrants or rights on the basis of the issuance of only the number of shares of Common Stock actually issued upon the exercise of such options, warrants or rights.
(E) If the Exercise Price or Mandatory Exercise Price and the number of Shares issuable upon exercise of this Warrant shall have been adjusted upon the issuance or sale of any such options, warrants, rights or convertible or exchangeable securities, no further adjustment of the Exercise Price or Mandatory Exercise Price or the number of Shares issuable upon the exercise of this Warrant shall be made for the actual issuance of Common Stock upon the exercise, conversion or exchange hereof.
(c) Issuance of Stock Purchase Rights. If the Company issues to all or substantially all holders of the shares of Voting Common Stock or Common Stock rights or warrants (other than rights or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them, for a period of up to 45 days from the date of issuance of such rights or warrants, to subscribe for or purchase the shares of Voting Common Stock at less than the Current Market Price on the date immediately preceding the Ex-Date for such issuance, then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such issuance by the following fraction:
OS0 + Y
OS0 + X
Where,
OS0 = the number of shares of Voting Common Stock outstanding immediately prior to the Ex-Date for such distribution.
X = the total number of shares of Voting Common Stock issuable pursuant to such rights or warrants.
Y = the number of shares of Voting Common Stock equal to the aggregate price payable to exercise such rights or warrants divided by the Current Market Price on the date immediately preceding the Ex-Date for the issuance of such rights or warrants.
Any adjustment pursuant to this clause (b) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such issuance. For the purposes of this clause (b), the number of shares of Voting Common Stock at the time outstanding shall not include shares held in treasury by the Company. The Company shall not issue any such rights or warrants in respect of shares of the Voting Common Stock held in treasury by the Company. In the event that such rights or warrants described in this clause (b) are not so issued, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to issue such rights or warrants, to the Exercise Price that would then be in effect if such issuance had not been declared. To the extent that such rights or warrants are not exercised prior to their expiration or shares of Voting Common Stock are otherwise not delivered pursuant to such rights or warrants upon the exercise of such rights or warrants, the Exercise Price shall be readjusted to such Exercise Price that would then be in effect had the adjustment made upon the issuance of such rights or warrants been made on the basis of the delivery of only the number of shares of Common Stock actually delivered. In determining the aggregate offering price payable for such shares of Voting Common Stock, there shall be taken into account any consideration received for such rights or warrants and the value of such consideration (if other than cash, to be reasonably determined by the Board of Directors).
(d) Debt or Asset Distributions. If the Company distributes to all or substantially all holders of shares of Voting Common Stock evidences of indebtedness, shares of capital stock, securities, cash or other assets (excluding any dividend or distribution referred to in Section 15(a), any rights or warrants referred to in Section 15(c), any dividend or distribution paid exclusively in cash, any consideration payable in connection with a tender or exchange offer made by the Company or any of its Subsidiaries, and any dividend of shares of capital stock of any class or series, or similar equity interests, of or relating to a Subsidiary or other business unit in the case of certain spin-off transactions as described below), then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time on the Trading Day immediately prior to the Ex-Date for such distribution by the following fraction:
SP0 – FMV
SP0
Where,
SP0 = the Current Market Price per share of Voting Common Stock on such date.
FMV = the fair market value of the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board of Directors; provided that, if “FMV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each holder of shares of Voting Common Stock shall receive on the date on which such distribution is made to holders of Voting Common Stock, for each share of Voting Common Stock issuable upon exercise of this Warrant, the amount of such distribution such Warrantholder would have received had such Warrantholder owned a number of shares of Voting Common Stock issuable (assuming payment of the Exercise Price in Shares) pursuant to this Warrant on the Ex-Date for such distribution.
In a “spin-off,” where the Company makes a distribution to all holders of shares of Common Stock consisting of capital stock of any class or series, or similar equity interests of, or relating to, a Subsidiary or other business unit, the Exercise Price with respect to such Warrantholder will be adjusted on the 15th Trading Day after the effective date of the distribution by multiplying such Exercise Price in effect immediately prior to such 15th Trading Day by the following fraction:
MP0
MP0 + MPs
Where,
MP0 = the average of the Market Prices of the Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution.
MPs = the average of the Market Prices of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock over the first 10 Trading Days commencing on and including the fifth Trading Day following the effective date of such distribution, or, if not traded on a national or regional securities exchange or over-the-counter market, the fair market value of the capital stock or equity interests representing the portion of the distribution applicable to one share of Voting Common Stock on such date as reasonably determined by the Board of Directors.
Any adjustment pursuant to this clause (c) shall become effective immediately prior to 9:00 a.m., New York City time, on the Ex-Date for such distribution. In the event that such distribution described in this clause (c) is not so paid or made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay or make such dividend or distribution, to the Exercise Price that would then be in effect if such dividend or distribution had not been declared.

(e) Cash Distributions. If the Company makes a distribution consisting exclusively of cash to all holders of Voting Common Stock, excluding (i) any cash that is distributed in a Business Combination or as part of a “spin-off” referred to in Section 15(d) above, (ii) any dividend or distribution in connection with the Company’s liquidation, dissolution or winding-up, and (iii) any consideration payable in connection with a tender or exchange offer made by the Company or any of its Subsidiaries, then in each event, the Exercise Price in effect immediately prior to the Ex-Date for such distribution will be multiplied by the following fraction:
SP0 – DIV
SP0
Where,
SP0 = the Market Price per share of Voting Common Stock on the Trading Day immediately preceding the Ex-Date.
DIV = the amount per share of Voting Common Stock of the cash distribution, as determined pursuant to the introduction to this Section 15(e).
In the event that any distribution described in this Section 15(e) is not so made, the Exercise Price shall be readjusted, effective as of the date the Board of Directors publicly announces its decision not to pay such distribution, to the Exercise Price which would then be in effect if such distribution had not been declared.
Notwithstanding the foregoing, if “DIV” as set forth above is equal to or greater than “SP0” as set forth above, in lieu of the foregoing adjustment, adequate provision shall be made so that each Warrantholder shall have the right to receive on the date on which the relevant cash dividend or distribution is distributed to holders of Voting Common Stock, for each share of Voting Common Stock issuable upon exercise of this Warrant, the amount of cash such Warrantholder would have received had such Warrantholder owned a number of shares of Voting Common Stock issuable (assuming payment of the Exercise Price in Shares) pursuant to this Warrant on the Ex-Date for such distribution.
(f) Self-Tender Offers and Exchange Offers. If the Company or any of its Subsidiaries successfully completes a tender or exchange offer for the Voting Common Stock where the cash and the value of any other consideration included in the payment per share of the Voting Common Stock exceeds the Market Price per share of the Voting Common Stock on the Trading Day immediately succeeding the expiration of the tender or exchange offer, then the Exercise Price will be adjusted by multiplying the Exercise Price in effect at 5:00 p.m., New York City time prior to the commencement of the offer by the following fraction:
OS0 x SP0
AC + (SP0 x OS1)
Where,
SP0 = the Market Price per share of Voting Common Stock on the Trading Day immediately succeeding the commencement of the tender or exchange offer.
OS0 = the number of shares of Voting Common Stock outstanding immediately prior to the expiration of the tender or exchange offer, including any shares validly tendered and not withdrawn.
OS1= the number of shares of Voting Common Stock outstanding immediately after the expiration of the tender or exchange offer (after giving effect to such tender offer or exchange offer).
AC = the aggregate cash and fair market value of the other consideration payable in the tender or exchange offer, as reasonably determined by the Board of Directors.
Any adjustment made pursuant to this clause (f) shall become effective immediately prior to 9:00 a.m., New York City time, on the Trading Day immediately following the expiration of the tender or exchange offer. In the event that the Company or one of its Subsidiaries is obligated to purchase shares of Voting Common Stock pursuant to any such tender offer or exchange offer, but the Company or such Subsidiary is permanently prevented by applicable law from effecting any such purchases, or all such purchases are rescinded, then the Exercise Price shall be readjusted to be such Exercise Price that would then be in effect if such tender offer or exchange offer had not been made.

(g) Rights Plans. To the extent that the Company has a rights plan in effect with respect to the Voting Common Stock on any exercise date, upon issuance of any Voting Common Stock, the Warrantholders will receive, in addition to the shares of Voting Common Stock, the rights under the rights plan, unless, prior to such exercise date, the rights have separated from the shares of Voting Common Stock, in which case the Exercise Price will be adjusted at the time of separation as if the Company had made a distribution to all holders of Voting Common Stock as described in Section 15(d) above, subject to readjustment in the event of the expiration, termination or redemption of such rights.
(h) Other Events. For so long as the Warrantholder holds this Warrant or any portion thereof, if any event occurs as to which the provisions of this Section 15 are not strictly applicable or, if strictly applicable, would not, in the good faith judgment of the Board of Directors of the Company, fairly and adequately protect the purchase rights of the Warrant in accordance with the essential intent and principles of such provisions, then the Board of Directors shall make such adjustments in the application of such provisions, in accordance with such essential intent and principles, as shall be reasonably necessary, in the good faith opinion of the Board of Directors, to protect such purchase rights as aforesaid. The Exercise Price or the number of Shares into which this Warrant is exercisable shall not be adjusted in the event of a change in the par value of the Voting Common Stock or a change in the jurisdiction of incorporation of the Company.
(i) Rounding of Calculations; Minimum Adjustments. All calculations under this Section 15 shall be made to the nearest one-hundredth (1/100th) of a cent or to the nearest one-hundredth (1/100th) of a share, as the case may be. No adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be made if the amount of such adjustment would be less than $0.01 or one-hundredth (1/100th) of a share of Voting Common Stock, but any such amount shall be carried forward and an adjustment with respect thereto shall be made at the time of and together with any subsequent adjustment which, together with such amount and any other amount or amounts so carried forward, shall aggregate $0.01 or one-hundredth (1/100th) of a share of Voting Common Stock or more.
(j) Timing of Issuance of Additional Voting Common Stock Upon Certain Adjustments. In any case in which (i) the provisions of this Section 15 shall require that an adjustment shall become effective immediately after a record date (the “Subject Record Date”) for an event, and (ii) the Warrantholder exercises this Warrant after the Subject Record Date and before the consummation of such event, the Company may defer until the consummation of such event, (A) issuing to the Warrantholder or Share Recipient (as applicable) the additional shares of Voting Common Stock issuable upon such exercise by reason of the adjustment required by such event and (B) paying to such Warrantholder or Share Recipient (as applicable) any amount of cash in lieu of a fractional share of Voting Common Stock; provided, however, that the Company upon request shall deliver to such Warrantholder or Share Recipient a due bill or other appropriate instrument evidencing such Warrantholder’s or Share Recipient’s right to receive such additional shares, and such cash, upon the occurrence of the event requiring such adjustment.
(k) Statement Regarding Adjustments. Whenever the Exercise Price, Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable shall be adjusted as provided in Section 15, the Company shall cause a statement setting forth in reasonable detail such adjustment and the facts upon which it is based and certifying the calculation thereof to be delivered the Warrantholder as promptly as practicable after the event giving rise to such adjustment at the address appearing in the Warrant registry.
(l) Notice of Adjustment Event. In the event that the Company shall propose to take any action of the type described in this Section 15 (but only if the action of the type described in this Section 15 would result in an adjustment in the Exercise Price, the Mandatory Exercise Price or the number of Shares into which this Warrant is exercisable or a change in the type of securities or property to be delivered upon exercise of this Warrant), the Company shall provide written notice to the Warrantholder, which notice shall specify the record date, if any, with respect to any such action and the approximate date on which such action is to take place. Such notice shall also set forth the facts with respect thereto as shall be reasonably necessary to indicate the effect on the Exercise Price and Mandatory Exercise Price and the number, kind or class of shares or other securities or property which shall be deliverable upon exercise of this Warrant. In the case of any action that would require the fixing of a record date, such notice shall be given at least 10 days prior to the date so fixed, and in case of all other action, such notice shall be given at least 15 days prior to the taking of such proposed action. Failure to give such notice, or any defect therein, shall not affect the legality or validity of any such action.

(m) Adjustment Rules. Any adjustments pursuant to this Section 15 shall be made successively whenever an event referred to herein shall occur. If an adjustment in Exercise Price or the Mandatory Exchange Price made hereunder would reduce the Exercise Price or the Mandatory Exchange Price to an amount below par value of the Voting Common Stock, then such adjustment in Exercise Price or the Mandatory Exchange Price made hereunder shall reduce the Exercise Price or the Mandatory Exchange Price to the par value of the Voting Common Stock.
(n) Prohibited Actions.
(i) The Company agrees that it will not take any action which would entitle the Warrantholder to an adjustment of the Exercise Price or the Mandatory Exercise Price if the total number of shares of Voting Common Stock issuable after such action upon exercise of this Warrant, together with all shares of Voting Common Stock then outstanding and all shares of Voting Common Stock then issuable upon the exercise of all outstanding options, warrants, conversion and other rights, would exceed the total number of shares of Voting Common Stock then authorized by its articles of restatement.
(ii) Notwithstanding anything herein to the contrary, no adjustment to the Exercise Price or Mandatory Exercise Price or the number of Shares shall be permitted to the extent that such adjustment would cause the Warrantholder (together with its affiliates or any other party with which the Warrantholder may be aggregated for purposes of the Bank Holding Company Act of 1956, Change in Bank Control Act or any successor or similar law) to own or be deemed to control (A) 10% or more of any class of voting securities of the Company or (B) one-third or more of the Company’s “total equity,” in each case as interpreted and calculated in accordance the Bank Holding Company Act of 1956, the Change in Bank Control Act, and their implementing regulations, including 12 CFR 225.34.
16. Business Combinations. In case of any Business Combination, the Warrantholder’s right to receive Shares upon exercise of this Warrant shall be converted, effective upon the occurrence of such Business Combination, into the right to acquire the number of shares of stock or other securities or property (including cash) that a holder of the number of Shares immediately prior to such Business Combination would have been entitled to receive upon consummation of such Business Combination (without taking into account any limitations or restrictions on the exercisability of this Warrant). In determining the kind and amount of stock, securities or the property (including cash) receivable upon the occurrence of such Business Combination, if the holders of Voting Common Stock have the right to elect the kind or amount of consideration receivable upon consummation of such Business Combination, then the Warrantholder shall have the right at the same time to make the same election with respect to the number of shares of stock or other securities or property which the Warrantholder would have been entitled to receive upon exercise of this Warrant by providing a written notice of such election to the Company.
17. Attorneys’ Fees. In any litigation, arbitration or court proceeding between the Company and the Warrantholder as the holder of this Warrant relating hereto, the prevailing party (as determined in a final and non-appealable order of a court, arbitrator of other Governmental Entity) shall be entitled to reasonable and documented out-of-pocket attorneys’ fees and expenses incurred in connection therewith.
18. Transfer Taxes. The Company shall bear and pay any and all transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes in connection with, or arising by reason of, any issuance or delivery of this Warrant or any shares of Voting Common Stock issuable upon exercise of this Warrant; provided that the Company shall not be required to pay any such tax that may be payable in connection with any exercise of this Warrant to the extent such tax is payable because the registered holder of this Warrant requests Voting Common Stock to be registered in a name other than such registered holder’s name and no such Voting Common Stock will be so registered unless and until the registered holder making such request has paid such taxes to the Company or has established to the satisfaction of the Company that such taxes have been paid or are not payable. The Company and the Warrantholder shall reasonably cooperate to avoid or minimize the imposition of transfer taxes, stamp taxes or duties, documentary taxes, or other similar taxes on the transactions described in the first sentence of this Section 18.
19. Miscellaneous. The provisions of Article VI of the Investment Agreement are hereby incorporated by reference into this Warrant, mutatis mutandis, as if they were restated in full, with each reference to “this Agreement” in such sections of the Investment Agreement being deemed a reference to this Warrant.
[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the Company has caused this Warrant to be duly executed by a duly authorized officer as of the Issue Date.
BANC OF CALIFORNIA, INC.

By:
Name:
Title:
Address:

Attest:

By:
Name:
Title:
[Signature Page to Warrant]

[Form of Notice of Exercise]

Date:
TO: [      ]
Banc of California, Inc.
RE: Election to Subscribe for and Purchase Voting Common Stock
The undersigned, pursuant to the provisions set forth in the attached Warrant, hereby exercises the Warrant for the number of shares of the Voting Common Stock set forth below and directs the Company to issue such shares of Voting Common Stock to the Share Recipient set forth below. The undersigned, in accordance with Section 3(b) of the Warrant, hereby agrees to pay the aggregate Exercise Price for such shares of Voting Common Stock in the manner pursuant to Section 3(b) of the Warrant. A new warrant evidencing the remaining shares of Voting Common Stock covered by such Warrant, but not yet subscribed for and purchased, if any, should be issued in the name set forth below.
Number of Shares of Voting Common Stock:
Share Recipient(s):
Name and Address of Person to be
Issued New Warrant:
Holder:

By:

Name:

Title:
[Form of Notice of Exercise]

[Form of Assignment to be Executed if Warrantholder
Desires to Transfer Warrants Evidenced Hereby]
FOR VALUE RECEIVED                hereby sells, assigns and transfers unto

(Please print name) identifying	(Please insert social security or other number)

Address

(City, including zip code)
the Warrant represented by the within Warrant Certificate and does hereby irrevocably constitute and appoint        as attorney to transfer said Warrant Certificate with full power of substitution in the premises.

Signature

(Signature must conform in all respects to name of holder as specified on the face of the Warrant Certificate and must bear a signature guarantee by a bank, trust company or member broker of the New York, Midwest or Pacific Stock Exchange)

Signature Guaranteed

[Form of Assignment]

Annex H
REGISTRATION RIGHTS AGREEMENT

by and among

BANC OF CALIFORNIA, INC.

and

WP CLIPPER GG 14 L.P.

WP CLIPPER FS II L.P.

CB LAKER BUYER L.P.

Dated as of [•]

REGISTRATION RIGHTS AGREEMENT
THIS REGISTRATION RIGHTS AGREEMENT, dated as of [•] (this “Agreement”), is by and among Banc of California, Inc., a Maryland corporation (the “Company”), and the undersigned parties listed as “Purchaser” on the signature pages hereto (each, a “Purchaser” and collectively, the “Purchasers”).
RECITALS
WHEREAS, on the date hereof, the Company issued to the Purchasers an aggregate of (i) [•] shares of voting common stock, par value $0.01 per share, of the Company (the “Voting Common Stock”), and (ii) [•] shares of Non-Voting Common Equivalent Stock, par value $0.01 per share, of the Company (the “Non-Voting Common Equivalent Stock”), having the terms set forth in the Articles Supplementary (as defined below), convertible into shares of Voting Common Stock in accordance with the terms set forth in the Articles Supplementary, issued pursuant to those certain Investment Agreements, each dated as of July 25, 2023, between the Company and each Purchaser (the “Investment Agreements”);
WHEREAS, on the date hereof, pursuant to those certain Investment Agreements, the Company issued to certain Purchasers warrants to purchase up to either (i) [•] shares of Non-Voting Common Equivalent Stock (the “Preferred Warrant”) or (ii) [•] shares of Voting Common Stock, as applicable (the “Common Warrant” and, together with the Preferred Warrant, the “Initial Warrants”), in each case, in accordance with the terms set forth in the applicable Initial Warrant; and
WHEREAS, the Company and the Purchasers are entering into this Agreement in order to grant certain registration rights described herein.
NOW, THEREFORE, in consideration of the premises and of the mutual covenants and obligations hereinafter set forth, and for other good and valuable considerations, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:
Section 1. Definitions. As used herein, the following terms shall have the following meanings:
“Affiliate” means, with respect to any Person, any Person directly or indirectly controlling, controlled by or under common control with, such other Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlled by” and “under common control with”) when used with respect to any Person, means the possession, directly or indirectly, of the power to cause the direction of management or policies of such Person, whether through the ownership of voting securities by contract or otherwise, provided that “Affiliate” shall not include any portfolio company of any investment fund affiliated with or managed by such Person. For purposes of this Agreement, the Company and its subsidiaries, on the one hand, and any Shareholder, on the other, shall not be considered Affiliates.
“Agreement” has the meaning set forth in the Preamble.
“Articles Supplementary” means the Articles Supplementary of the Non-Voting Common Equivalent Stock, filed with the Maryland Department of Assessments and Taxation, Business Services Division on [ ], effective as of [ ].
“As-Converted Basis” means, at any time, the applicable number of Common Shares issued and outstanding, counting as shares of Common Stock issued and outstanding, without duplication, all shares of Common Stock (A) issued and outstanding, (B) into which shares of Non-Voting Common Equivalent Stock issued and outstanding are convertible, (C) into which the Initial Warrants may be converted or exchanged (including through the conversion of Non-Voting Common Equivalent Stock issuable thereunder) and (D) into which shares of preferred stock of the Company that are issued and outstanding are convertible or exchangeable.
“BV Shareholder” means Bayview Opportunity Master Fund VII, L.P. and its Affiliates who are or become Shareholders.
“CB Shareholder” means CB Laker Buyer L.P. and its Affiliates who are or become Shareholders.
“Common Stock” means shares of Non-Voting Common Stock and Voting Common Stock.
“Common Warrant” has the meaning set forth in the Recitals.

“Block Trade” means a registered securities offering in which an underwriter agrees to purchase Registrable Securities at an agreed price or pricing formula without a prior public marketing process (also may be commonly referred to as an overnight transaction).
“Board of Directors” means the board of directors of the Company, including, unless the context otherwise requires, any duly authorized committee thereof.
“Business Day” means any day other than a Saturday, a Sunday or a day on which banks in Los Angeles, California are authorized by Law or executive order to be closed.
“Closing” means the closing of the purchase and sale and issuance of (a) shares of (i) Voting Common Stock and (ii) if applicable, Non-Voting Common Equivalent Stock, and (b) the Initial Warrants, in each case, pursuant to the Investment Agreements.
“Company” has the meaning set forth in the Preamble.
“Demand Registration” has the meaning set forth in Section 2(c).
“Demand Registration Statement” has the meaning set forth in Section 2(c).
“End of Suspension Notice” has the meaning set forth in Section 2(i)(i).
“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
“Governmental Entity” means any court, administrative agency, commission, regulatory agency or other federal, state, local or foreign governmental authority or instrumentality or any applicable self-regulatory organization.
“Initial Warrants” has the meaning set forth in the Recitals.
“Investment Agreements” has the meaning set forth in the Recitals.
“Law” means any applicable law, statute, code, ordinance, rule, regulation, requirement, policy or order of any Governmental Entity.
“Lock-Up Period” means the period from the date of Closing to (and including) the ninety (90) day anniversary of the date of Closing.
“Minimum Amount” means $50 million.
“Non-Voting Common Stock” means Class B Non-Voting Common Stock, par value $0.01 per share, of the Company.
“Non-Voting Common Equivalent Stock” has the meaning set forth in the Recitals.
“Permitted Reg Rights Holders” means (a) the Purchasers and their respective Affiliates, (b) the BV Shareholder, and (c) any Person to whom Registrable Securities representing at least 2% of the then-outstanding shares of Common Stock (on an As-Converted Basis) are transferred in accordance with the terms of the applicable Investment Agreement, as applicable, other than in a transaction pursuant to a Registration Statement or Rule 144 that results in such securities ceasing to be Registrable Securities.
“Person” means an individual, a corporation, a partnership, an association, a limited liability company, a Governmental Entity, a trust or other entity or organization.
“Piggyback Registration” has the meaning set forth in Section 2(e).
“Piggyback Shareholder” has the meaning set forth in Section 2(e).
“Preferred Warrant” has the meaning set forth in the Recitals.
“Prospectus” means the prospectus included in any Registration Statement (including a prospectus that discloses information previously omitted from a prospectus filed as part of an effective Registration Statement in reliance upon Rule 430A under the Securities Act), as amended or supplemented by any prospectus supplement or any issuer free writing prospectus (as defined in Rule 433 under the Securities Act), with respect to the terms of the offering of any portion of the Registrable Securities covered by such Registration Statement, and all other amendments and supplements to the Prospectus, including post-effective amendments, and all material incorporated by reference or deemed to be incorporated by reference in such prospectus.
“Public Offering” means a public offering and sale of equity securities for cash pursuant to an effective Registration Statement under the Securities Act.
“Registrable Securities” means (a) any shares of Voting Common Stock (i) issued pursuant to any Investment Agreement or (ii) issued or issuable upon the exercise of the Common Warrant, as applicable, and (b) any shares of Voting Common Stock issued or issuable upon conversion of shares of Non-Voting Common Equivalent Stock (i) issued pursuant to any Investment Agreement or (ii) issued or issuable upon the exercise of the Preferred Warrant, as applicable, including, in each case of clauses (a) and (b), any securities acquired as a result of any reclassification, recapitalization, stock split or combination, exchange or readjustment of such shares of Common Stock, or any stock dividend or stock distribution in respect of such share of Common Stock; provided, however, such securities shall cease to be Registrable Securities on the earliest to occur of (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such Registration Statement; (B) such securities shall have been sold in accordance with Rule 144 and the restrictive legend shall have been removed; (C) such securities shall have been transferred in a transaction in which the transferor’s rights under this Agreement are not assigned to the transferee of the securities in accordance with the terms hereof; (D) such securities shall have been otherwise transferred, new certificates or book entries credits for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; or (E) such securities have ceased to be outstanding.
“Registration Expenses” means all expenses incurred in effecting any registration or any offering and sale pursuant hereto or otherwise incident to the performance of or compliance with this Agreement, whether or not any Registrable Securities are sold under a Registration Statement in connection therewith, including registration, qualification, listing and filing fees (including all SEC, stock exchange and Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fees, as applicable), word processing, printing and copying expenses, messenger, telephone and delivery expenses, all transfer agent and registrar fees and expenses, fees and disbursements of all law firms of the Company and all accountants and other persons retained by the Company (including the expenses of any opinions, audits/reviews or comfort letters and updates thereof required by or incident to such performance), any reasonable fees and disbursements of underwriters customarily paid by issuers or sellers of securities, all fees and expenses of any special experts or other persons retained by the Company in connection with any registration, all expenses related to the “road show” for any underwritten offering, including all travel, meals and lodging, and any blue sky (including reasonable fees and disbursements of counsel to any underwriter incurred in connection with blue sky qualifications of the Registrable Securities as may be set forth in any underwriting agreement) and other securities Laws fees and expenses, as well as all internal fees and expenses of the Company (including all salaries and expenses of its officers and employees performing legal or accounting duties) and any other fees and disbursements customarily paid by the issuers of securities. Notwithstanding anything herein to the contrary, Registration Expenses shall not include Selling Expenses. In addition, in connection with any registration or underwritten offering pursuant hereto, the Company shall pay or reimburse the Shareholders for the reasonable and documented fees and expenses of one (1) nationally recognized law firm, chosen by the holders of a majority of the Registrable Securities included in such registration or underwritten offering (or, in the case of a Block Trade, the Shareholder that initiated such Block Trade), as their counsel, including, for the avoidance of doubt, in connection with any Demand Registration, Underwritten Shelf Take-Down, Piggyback Registration and filing of a Shelf Registration Statement; provided that the Company shall not be responsible for any such fees and expenses that exceed $150,000 for the first Demand Registration or Underwritten Shelf Take-Down and $100,000 for any subsequent Demand Registration or Underwritten Shelf Take-Down, in each case, pursuant hereto. Nothing in this definition shall impact any agreement on expenses solely between the Company and any underwriter.
“Registration Statement” means any registration statement (including any Demand Registration Statement or Shelf Registration Statement) of the Company under the Securities Act which permits the Public Offering of any of the Registrable Securities pursuant to the provisions hereof, including the Prospectus, amendments and supplements to such registration statement, including post-effective amendments, all exhibits and all material incorporated by reference or deemed to be incorporated by reference in such registration statement.
“Rule 144” means Rule 144 under the Securities Act, as such rule may be amended from time to time, or any similar rule or regulation hereafter adopted by the SEC.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended, or any successor statute, and the rules and regulations promulgated thereunder.
“Selling Expenses” means all underwriting discounts and selling commissions associated with effecting any sales of Registrable Securities under any Registration Statement by the Shareholders and all stock transfer taxes applicable to the sale or transfer by the Shareholders of Registrable Securities to the underwriter(s) pursuant hereto.
“Shareholders” means the Purchasers and any other Permitted Reg Rights Holder that holds Registrable Securities.
“Shelf Period” has the meaning set forth in Section 2(a).
“Shelf Registration Statement” has the meaning set forth in Section 2(a).
“Shelf Take-Down” has the meaning set forth in Section 2(b).
“Special Registration” means the registration (a) in connection with any employee stock option or other benefit plan, (b) for an exchange offer, as part of a merger, consolidation or similar transaction or for an offering of securities solely to the Company’s existing stockholders, (c) for an offering solely of debt that is convertible into equity securities of the Company, or (d) for a dividend reinvestment plan.
“Suspension” has the meaning set forth in Section 2(i)(i).
“Suspension Notice” has the meaning set forth in Section 2(i)(i).
“Underwritten Shelf Take-Down” has the meaning set forth in Section 2(b).
“Underwritten Shelf Take-Down Notice” has the meaning set forth in Section 2(b).
“Voting Common Stock” has the meaning set forth in the Preamble.
“Warrants” means the Initial Warrants and any subsequent warrant or warrants that may be issued by the Company pursuant to any transfers of the Initial Warrants (or any portion thereof) or any such subsequent warrant.
“WP Shareholder” means, collectively, WP CLIPPER GG 14 L.P., WP CLIPPER FS II L.P. and their respective Affiliates who are or become a Shareholder.
Section 2. Registration Rights.
(a) Shelf Registration Statement. The Company will use its reasonable best efforts to file with the SEC, no later than 89 days following the Closing (or, if earlier, no later than the Business Day prior to the expiration of the Lock-Up Period), an automatic shelf registration statement on Form S-3 (or successor form) pursuant to Rule 415 under the Securities Act (or a post-effective amendment or prospectus supplement to an existing well-known seasoned issuer shelf registration statement on Form S-3), if the Company is eligible to use such Form S-3 (or successor form), or if the Company is not a well-known seasoned issuer, a shelf registration statement on Form S-3 (or successor form), if the Company is eligible to use such form (a “Shelf Registration Statement”), relating to the offer and resale of all Registrable Securities then held by the Shareholders (including naming the WP Shareholder and the CB Shareholder as selling shareholders), at any time and from time to time following the date on which the Shelf Registration Statement becomes effective in accordance with the methods of distribution set forth in the Plan of Distribution section of the Shelf Registration Statement. The Company shall use its reasonable best efforts to cause the Shelf Registration Statement to be declared, or otherwise become, effective no later than the Business Day immediately prior to the expiration of the Lock-Up Period; provided, that notwithstanding anything contrary contained herein, the Company shall not be required to cause the Shelf Registration Statement to be declared or otherwise become effective under the Securities Act or to file a post-effective amendment or prospectus supplement to an existing shelf registration statement prior to the Business Day prior to the expiration of the Lock-Up Period. The Shelf Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder. For so long as the Company is eligible to use Form S-3 (or successor form), the Company, in each case, subject to the qualifications above, shall maintain the continuous effectiveness of the Shelf Registration Statement for the maximum period permitted by SEC rules, subject to any Suspension that may occur as described in Section 2(i). The Company shall use its reasonable best efforts to promptly replace any Shelf Registration Statement at or before expiration, if applicable, with a successor effective Shelf Registration Statement to the extent any Registrable Securities remain outstanding (such period during which a Shelf Registration Statement is effective, the “Shelf Period”).
(b) Right to Request Shelf Take-Down. At any time and from time to time during the Shelf Period, one or more of the Shareholders may, by written notice to the Company, request an offering pursuant to the Shelf Registration Statement of all or part of the Registrable Securities held by the Shareholders (a “Shelf Take-Down”). Any Shareholder may, after any Shelf Registration Statement becomes effective, deliver a written notice to the Company (the “Underwritten Shelf Take-Down Notice”) specifying that a Shelf Take-Down is intended to be conducted through an underwritten offering (including by means of a Block Trade) (such underwritten offering, an “Underwritten Shelf Take-Down”), which notice shall specify the number and type of Registrable Securities intended to be included in such Underwritten Shelf Take-Down and the intended method(s) of distribution thereof; provided, however, that the Shareholders may not, without the Company’s prior written consent, request an Underwritten Shelf Take-Down the reasonably anticipated aggregate gross proceeds of which shall be less than the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. The Company and the Shareholders participating in an Underwritten Shelf Take-Down will enter into an underwriting agreement (including a customary lock-up, not to exceed ninety (90) days, if requested by the managing underwriter(s) (it being understood that any such lock-up will permit Permitted Transfers (as defined in the Investment Agreements) other than those described in Section 4.2(c)(vii) of the Investment Agreements)) in customary form with the managing underwriter(s) selected for such offering. The Company may include in any Underwritten Shelf Take-Down (other than a Block Trade) pursuant to this Section 2(b) any additional securities of the same class without the prior written consent of the Shareholders participating in such Underwritten Shelf Take-Down, subject to the Shareholders’ priority position set forth herein. Notwithstanding anything to the contrary herein, (A) if a Shareholder wishes to engage in (i) a Shelf Take-Down in the form of a Block Trade, (1) such Shareholder shall notify the Company of the Block Trade not less than three (3) Business Days prior to the day such Block Trade is to commence, (2) Persons other than such demanding Shareholder shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Block Trade and (3) such demanding Shareholder engaging in such Block Trade shall not be required to notify any other Person of such Block Trade or permit any other Person to participate in such Block Trade, or (ii) a Shelf Take-Down that is not an Underwritten Shelf Take-Down, (1) such Shelf Take-Down may be made for less than the Minimum Amount, (2) Persons other than the Shareholder initiating such Shelf Take-Down shall not be entitled to make a demand for, receive notice of, or elect to participate in, such Shelf Take-Down and (3) the Shareholder initiating such Shelf Take-Down shall not be required to notify any other Person of such Shelf Take-Down or permit any other Person to participate in such Shelf Take-Down, and (B) any Shareholder not included in a Block Trade shall not be subject to any underwriter lock-up or be required to enter into or sign any lock-up in connection with such Block Trade. Notwithstanding anything to the contrary contained herein, the Company will not be in breach of this Agreement if an underwriter will not agree to the lock-up terms required by this Section 2(b).
(c) Demand Registration Statement if Shelf Registration Statement Unavailable. If the Company is ineligible to file with the SEC a shelf registration statement on Form S-3 (or successor form) in accordance with Section 2(a), upon the written request of one or more Shareholders (a “Demand Registration”), the Company shall use reasonable best efforts to file as promptly as practicable a registration statement on Form S-1 (or successor form) (a “Demand Registration Statement”) registering for resale of such number of shares of Registrable Securities requested to be included in the Demand Registration Statement by such Shareholders and have the Demand Registration Statement declared effective under the Securities Act as promptly as practicable; provided that the reasonably anticipated aggregate gross proceeds of an underwritten offering conducted pursuant to such Demand Registration Statement (including a Block Trade) must equal or exceed the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities; provided, further, that the Company shall not be required to cause the Demand Registration Statement to be declared effective under the Securities Act prior to the expiration of the Lock-Up Period. After any Demand Registration Statement has become effective, subject to the filing of any post-effective amendment to the Demand Registration Statement pursuant to Section 3(a)(ii), the Company shall use its reasonable best efforts to keep such Demand Registration Statement continuously effective until all of the Registrable Securities covered by such Demand Registration Statement have been sold in accordance with the plan of distribution set forth therein or are no longer outstanding. The Demand Registration Statement may also cover any other securities of the Company and other holders of the Company’s securities; provided that, for the avoidance of doubt, such other holders shall not be entitled to the rights of “Shareholders” hereunder.
(d) Limitations on Shelf Take-Downs and Demand Registrations. Following the expiration of the Lock-Up Period, the Shareholders shall be entitled to request a maximum of five (5) per year (four (4) of which may be requested by the WP Shareholder and one (1) of which may be requested by the CB Shareholder) (i) Underwritten Shelf Take-Downs (including Block Trades) pursuant to Section 2(b), (ii) Demand Registrations pursuant to Section 2(c) or (iii) a combination thereof; provided that the WP Shareholder shall have the sole right to request marketed Underwritten Shelf Take-Downs or Demand Registrations (“Marketed Deals”), and there shall be no more than an aggregate of two (2) Marketed Deals in total; provided further the Company shall not be obligated to effect any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) within ninety (90) days after the effective date of a previous Demand Registration or the pricing date of a previous Underwritten Shelf Take-Down, in each case, that is a Marketed Deal (for the avoidance of doubt, excluding a Block Trade). Any Underwritten Shelf Take-Down or Demand Registration (including a Block Trade) must be for at least the Minimum Amount, unless the number of Registrable Securities to be sold in such offering represents all of such Shareholder’s remaining Registrable Securities. Notwithstanding anything to the contrary herein, (A) Shareholders shall be entitled to an unlimited number of Shelf Take-Downs that are not Underwritten Shelf-Take Downs and such Shelf Take-Downs may be made for less than the Minimum Amount, and (B) the BV Shareholder shall not have the right to request or participate in any Underwritten Shelf Take-Down (including any Block Trade) or Demand Registration hereunder, other than as expressly set forth in Section 2(l) hereof (for the avoidance of doubt, in case of such non-Underwritten Shelf-Take Downs, the Company shall not be required to perform the obligations applicable to underwritten offerings as set forth in Section 3).
(e) Piggyback Registration. If, at any time after the expiration of the Lock-Up Period, the Company proposes or is required to file a registration statement under the Securities Act with respect to an offering of Common Stock or similar common equity securities of the Company, or the Company proposes a Shelf Take-Down (other than (i) a Block Trade, (ii) an at-the-market offering, or (iii) a Shelf Take-Down by a Shareholder that is not an Underwritten Shelf Take-Down), whether or not for its own account or for the account of one or more securityholders of the Company, on a form and in a manner that would permit registration of the Registrable Securities, which shall exclude any Special Registration, the Company shall give written notice as promptly as practicable, but not later than ten (10) days prior to the anticipated date of filing of such Registration Statement, or in the case of a shelf take-down, no later than five (5) days prior to the anticipated take-down, to the Shareholders of its intention to effect such registration or shelf take-down and, in the case of each Shareholder, shall include in such registration or take-down all of such Shareholder’s Registrable Securities (subject to Section 2(h)) with respect to which the Company has received a written request from such Shareholder for inclusion therein within three (3) days after the Company’s notice is given to such Shareholder (a “Piggyback Registration” and any such requesting Shareholder that has not withdrawn its Registrable Securities from such Piggyback Registration, a “Piggyback Shareholder” with respect to such Piggyback Registration). In the event that a Shareholder makes such written request, such Shareholder may withdraw its Registrable Securities from such Piggyback Registration by giving written notice to the Company and the managing underwriter(s), if any, at any time at least two (2) Business Days prior to the effective date of the Registration Statement relating to such Piggyback Registration or the date of the launch of the shelf take-down. The Company may postpone

(provided that Piggyback Shareholders are given the option to withdraw their Registrable Securities from such postponed Piggyback Registration), terminate or withdraw any Piggyback Registration under this Section 2(e), whether or not any Shareholder has elected to include Registrable Securities in such registration. No Piggyback Registration shall count as a Demand Registration or Underwritten Shelf Take-Down to which the Shareholders are entitled.
(f) Selection of Underwriters; Right to Participate. The Shareholders delivering the Demand Registration request or the Underwritten Shelf Take-Down Notice shall (as determined by holders of a majority of the Registrable Securities proposed to be included in such Demand Registration or Underwritten Shelf Take-Down) have the right to select the managing underwriter(s) to administer an offering pursuant to a Demand Registration Statement or Underwritten Shelf Take-Down; provided that such managing underwriter(s) are reasonably acceptable to the Company. If a Piggyback Registration under Section 2(e) hereof is proposed to be underwritten, the Company shall so advise the Shareholders as a part of the written notice given pursuant to Section 2(e) hereof. In such event, the managing underwriter(s) to administer the offering shall be chosen solely by the Company. A Shareholder may participate in a registration or offering hereunder only if such Shareholder (i) agrees to sell such Registrable Securities on the basis provided in any underwriting agreement with the underwriter(s) and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, underwriting agreements, lock-up agreements and other documents reasonably requested by the Company or the managing underwriter(s) under the terms of such underwriting arrangements customary for selling Shareholders to enter into in secondary underwritten public offerings; provided, however, that the Shareholders shall only be required to make representations and warranties to the Company or the underwriters that are customary for such offerings under the circumstances (in no event, however, will the Shareholders be required to represent to the accuracy of the Company’s disclosure, other than information specifically related to such Shareholder’s ownership position, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder). Notwithstanding anything to the contrary herein, any underwriting agreement shall contain such representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of the Shareholders as are customarily made by issuers to selling Shareholders in secondary underwritten public offerings.
(g) Priority of Securities Offered Pursuant to Demand Registrations and Underwritten Shelf Take-Downs. If the managing underwriter(s) of an offering pursuant to a Demand Registration or Underwritten Shelf Take-Down shall advise the Company and the Shareholders in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock requested to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated (i) first, to Registrable Securities requested by the Shareholders to be included in such offering pursuant to Demand Registration or Underwritten Shelf Take-Down, pro rata among all such Shareholders on the basis of the number of Registrable Securities held by such Shareholders, and (ii) second, if subclause (i) above is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.
(h) Priority of Securities Offered Pursuant to Piggyback Registration. If the managing underwriter(s) of a registration of shares of Common Stock giving rise to a right to Piggyback Registration shall advise the Company and the Piggyback Shareholders with respect to such Piggyback Registration in writing that, in its good faith opinion, the total number or dollar amount of shares of Common Stock proposed to be sold in such offering and Registrable Securities requested by such Piggyback Shareholders to be included therein, in the aggregate, exceeds the number or dollar amount that can be sold in such offering without having an adverse effect on such offering, including the price at which such shares can be sold, then the Company shall include in such registration the maximum number of shares that such underwriter advises can be so sold without having such adverse effect, allocated, if the Piggyback Registration is initiated as an underwritten:
(i) primary offering for the account of the Company: (x) first, to shares of Common Stock to be included by the Company, (y) second, if subclause (x) above is satisfied, among the Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (z), if subclauses (x) and (y) above are satisfied, among the securities requested to be included therein by other securityholders, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them or in such other manner as they may agree; and
(ii) offering for the account of holder(s) of the Company’s securities other than the Company: (x) first, among the securities requested to be included therein by such holder who initiated the Piggyback Registration, Registrable Securities requested to be included therein by the Shareholders and securities requested to be included therein by other securityholders with applicable registration rights under a Permitted Agreement, pro rata among such Persons on the basis of the number of shares requested to be included therein by each of them, and (y) second, if subclause (x) is satisfied, to any securities requested to be included therein by any other Persons (including the Company), allocated among such Persons on a pro rata basis or in such other manner as they may agree.
(i) Postponement; Suspensions; Blackout Period.
(i) The Company may postpone the filing or the effectiveness of a Demand Registration Statement or commencement of a Shelf Take-Down (or suspend the continued use of an effective Demand Registration Statement or Shelf Registration Statement), including requiring the Shareholders to suspend any offerings of Registrable Securities pursuant hereto (a “Suspension”), (A) during the pendency of a stop order issued by the SEC suspending the use of any registration statement of the Company or proceedings initiated by the SEC with respect to any such registration statement under Section 8(d) or 8(e) of the Securities Act or (B) if, based on the good faith judgment of the Board of Directors, such postponement or suspension is necessary in order to avoid materially detrimental disclosure of material non-public information that the Board of Directors, after consultation with outside counsel to the Company, has in good faith determined (1) would be required to be made in any Demand Registration Statement or Shelf Registration Statement so that such Registration Statement does not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (2) would not be required to be made at such time but for the filing or continued use of such Registration Statement, and (3) the Company has a bona fide business purpose for not disclosing publicly, and the Company delivers to the Shareholders participating in such registration notice (a “Suspension Notice”) of the Company’s determination to postpone or suspend use of the Demand Registration Statement or Shelf Registration Statement, as applicable; provided, however, in each case, that the Shareholders requesting a Demand Registration Statement or Shelf Take-Down shall be entitled, at any time after receiving a Suspension Notice or similar notice and before such Demand Registration Statement becomes effective or before such Shelf Take-Down is commenced, to withdraw such request and, if such request is withdrawn, the Company shall pay all expenses incurred by the Shareholders, including fees of legal counsel (subject to the caps contained herein), in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count against the number of Demand Registrations or Underwritten Shelf Take-Downs permitted pursuant to Section 2(d). If Shareholders otherwise withdraw a request for a Demand Registration Statement or Shelf Take-Down, other than following the receipt of a Suspension Notice, the Shareholders shall pay all expenses incurred by the Shareholders, including fees of legal counsel, in connection with such withdrawn registration and such Demand Registration or Shelf Take-Down shall not count as a Demand Registration or an Underwritten Shelf Take-Down; provided that, at the option of the Shareholders, the Company shall pay all expenses incurred by the Shareholders, including fees and legal counsel (subject to the caps contained herein), in connection with such withdrawn registration if such Demand Registration or Shelf Take-Down counts against the number of Demand Registrations or Underwritten Shelf Take-Downs pursuant to Section 2(d). The Company shall provide prompt written notice to the Shareholders (an “End of Suspension Notice”) of (x) the fact that the circumstances giving rise to such Suspension no longer exist, (y) the Company’s decision to file or seek effectiveness of such Demand Registration Statement or commence such Shelf Take-Down following such Suspension and (z) the effectiveness of such Demand Registration Statement or commencement of such Shelf Take-Down. Notwithstanding the provisions of this Section 2(i)(i), with respect to Section 2(i)(i)(B), the Company shall not effect any Suspension(s) more than two (2) times during any 12-month period or for a period in the aggregate exceeding ninety (90) days in any 12-month period. No Shareholder shall effect any sales of shares of Common Stock pursuant to a Demand Registration Statement or Shelf Registration Statement at any time after it has received a Suspension Notice from the Company and prior to receipt of an End of Suspension Notice. The Company may not file or effect any other Registration Statement during the term of any Suspension.
(ii) Each Shareholder agrees that, except as required by Law, it shall treat as confidential the receipt of any Suspension Notice; provided, however, that in no event shall such Suspension Notice contain any material nonpublic information of the Company (other than the existence of such Suspension Notice).
(j) Supplements and Amendments. The Company shall supplement and amend any Shelf Registration Statement if required by the Securities Act or the rules, regulations or instructions applicable to the registration form used by the Company for such Shelf Registration Statement.
(k) Subsequent Holder Notice. If a Person becomes entitled to the benefits of this Agreement pursuant to Section 7 after a Shelf Registration Statement becomes effective under the Securities Act, the Company shall, as promptly as practicable, following delivery of written notice to the Company of a request for such Person’s name to be included as a selling securityholder in the prospectus related to the Shelf Registration Statement:
(i) if required and permitted by Law, file with the SEC a supplement to the related prospectus or a post-effective amendment to the Shelf Registration Statement so that such Person is named as a selling securityholder in the Shelf Registration Statement and the related prospectus in such a manner as to permit such Person to deliver a prospectus to the purchaser of the Registrable Securities in accordance with Law;
(ii) if, pursuant to Section 3(a)(ii), the Company shall have filed a post-effective amendment to the Shelf Registration Statement that is not automatically effective, use its reasonable best efforts to cause such post-effective amendment to become promptly effective under the Securities Act; and
(iii) promptly notify such Permitted Reg Rights Holder after the effectiveness under the Securities Act of any post-effective amendment filed pursuant to Section 3(a)(ii); provided, however, that the Company shall not be required to file more than one (1) post-effective amendment or supplement to the related prospectus pursuant to this Section 2(k) for any fiscal quarter.
(l) Certain Restrictions. Notwithstanding anything to the contrary in this Agreement, (1) the BV Shareholder and the CB Shareholder shall be the only Persons (other than the WP Shareholder) entitled to participate in, or to have the rights of “Shareholders” or “Piggyback Shareholders” in connection with, a Marketed Deal initiated by the WP Shareholder, which Piggyback Registration rights, in the case of the BV Shareholder, shall be the only registration rights that the BV Shareholder shall have pursuant to this Agreement, and (2) the Company shall not have the right to participate in any Marketed Deal initiated by the WP Shareholder without the WP Shareholder’s prior written consent (in its sole discretion).
Section 3. Registration Procedures.
(a) Filing and Other Procedures. If and whenever the Company is required to use its reasonable best efforts to effect the registration of any Registrable Securities under the Securities Act as provided in Section 2, the Company shall effect such registration to permit the sale of such Registrable Securities in accordance with the intended method(s) of disposition thereof, and pursuant thereto the Company shall cooperate in the sale of the securities and shall, as promptly as practicable:
(i) prepare and file with the SEC (as promptly as reasonably practicable, but no later than sixty (60) days after a request for a Demand Registration and no later than ten (10) days after a request for an Underwritten Shelf Take-Down, subject to the postponement provisions herein) the Demand Registration Statement (including a Prospectus therein and any supplement thereto and all exhibits and financial statements required by the SEC to be filed therewith) to effect such registration and, subject to the efforts standard herein, cause such Registration Statement to become effective, and provide copies of all such documents proposed to be filed or furnished to (x) counsel of the Shareholders, and provide such legal counsel a reasonable opportunity to review and comment on such documents (other than Exchange Act reports incorporated by reference thereto not related to such offering), and (y) the other representative(s) on behalf of the Shareholders included in such Registration Statement (to be chosen by the Shareholders) and any managing underwriter(s), and the representative(s) and the managing underwriter(s) and their respective counsel shall have the reasonable opportunity to review and comment thereon, and the Company will make such changes and additions thereto as may reasonably be requested by such counsel and the representative(s) and the managing underwriter(s) and their respective counsel prior to such filing, unless the Company reasonably objects to such changes or additions;
(ii) prepare and file with the SEC such pre- and post-effective amendments and supplements to a Shelf Registration Statement or Demand Registration Statement, and the Prospectus used in connection therewith or any free writing prospectus (as defined in SEC rules) as may be required by applicable securities Laws or reasonably requested by the Shareholders or any managing underwriter(s) to maintain the effectiveness of such registration and to comply with the provisions of applicable securities Laws with respect to the disposition of all securities covered by such registration statement during the period in which such Registration Statement is required to be kept effective, and before filing such amendments or supplements, provide copies of all such documents proposed to be filed or furnished to counsel of such Shareholders, which documents shall be subject to the review and comment of such counsel (other than Exchange Act reports incorporated by reference thereto not related to such offering);
(iii) furnish to each Shareholder of the securities being registered and each managing underwriter without charge, such reasonable number of conformed copies of such Registration Statement and of each such amendment and supplement thereto (in each case including all exhibits other than those which are being incorporated into such Registration Statement by reference and that are publicly available), such reasonable number of copies of the Prospectus contained in such Registration Statement and any other Prospectus filed under Rule 424 under the Securities Act in conformity with the requirements of the Securities Act, and such other documents, as the Shareholders and any managing underwriter(s) may reasonably request;
(iv) use its reasonable best efforts to register or qualify all Registrable Securities under such other securities or “blue sky” Laws of such jurisdictions as the Shareholders and any managing underwriter(s) may reasonably request; provided, however, that the Company shall not for any such purpose be required to qualify generally to do business as a foreign company in any jurisdiction where it would not otherwise be required to qualify but for this Section 3, or to consent to general service of process in any such jurisdiction, or to be subject to any tax obligation in any such jurisdiction where it is not then so subject;
(v) as promptly as reasonably practicable, notify the Shareholders and any managing underwriter(s) at any time when the Company becomes aware that a Prospectus relating thereto is required to be delivered under the Securities Act, of the occurrence of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they were made, and, to, as promptly as is reasonably practicable, prepare and furnish without charge to the Shareholders and any managing underwriter(s) a reasonable number of copies of a supplement to or an amendment of such Prospectus as may be necessary so that, as thereafter delivered to the purchaser of such securities, such Prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;
(vi) provide and cause to be maintained a transfer agent and registrar for all Registrable Securities covered by such Registration Statement not later than the effective date of such Registration Statement;

(vii) use its reasonable best efforts to list all Registrable Securities covered by such Registration Statement on the principal securities exchange on which any such class of securities is then listed and cause to be satisfied all requirements and conditions of such securities exchange to the listing of such securities that are reasonably within the control of the Company;
(viii) notify each Shareholder and any managing underwriter(s), as soon as is reasonably practicable after it shall receive notice thereof, of the time when such Registration Statement, or any post-effective amendments to the Registration Statement, shall have become effective, after it shall receive notice thereof;
(ix) to make available to each Shareholder whose Registrable Securities are included in such Registration Statement and any managing underwriter(s) as soon as reasonably practicable after the same is prepared and distributed, filed with the SEC, or received by the Company, an executed copy of each letter written by or on behalf of the Company to the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), and any item of correspondence received from the SEC or the staff of the SEC (or other governmental agency or self-regulatory body or other body having jurisdiction, including any domestic or foreign securities exchange), in each case relating to such Registration Statement, it being understood that each Shareholder receiving such material from the Company that is confidential shall and shall cause its Affiliates and representatives to keep such materials confidential. The Company shall as soon as reasonably practicable (A) notify the Shareholders and any managing underwriter(s) of the effectiveness of such Registration Statement or any post-effective amendment or the filing of the prospectus supplement contemplated herein, (B) respond reasonably and completely to any and all comments received from the SEC or the staff of the SEC, with a view towards causing such Registration Statement or any amendment thereto to be declared effective by the SEC as soon as reasonably practicable, and (C) file an acceleration request following the resolution or clearance of all SEC comments or, if applicable, following notification by the SEC that any such Registration Statement or any amendment thereto will not be subject to review;
(x) advise each Shareholder and any managing underwriter(s), promptly after it shall receive notice or obtain knowledge thereof, of (A) the issuance of any stop order, injunction or other order or requirement by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and use its reasonable best efforts to prevent the issuance of any stop order, injunction or other order or requirement or to obtain its withdrawal if such stop order, injunction or other order or requirement should be issued, (B) the suspension of the registration of the subject shares of the Registrable Securities in any state jurisdiction and (C) the removal of any such stop order, injunction or other order or requirement or proceeding or the lifting of any such suspension;
(xi) in connection with a customary due diligence review, make available for inspection by one representative on behalf of each Shareholder whose Registrable Securities are included in such registration statement and any managing underwriter(s), and any attorney, accountant or other agent retained by, or other representative of, any such Shareholder or underwriter, at reasonable times and in a reasonable manner, all pertinent financial and other records and corporate documents of the Company, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such Shareholder, underwriter(s), attorney, accountant or agent to conduct a reasonable investigation within the meaning of Section 11 of the Securities Act that is customary for a participant in a securities offering in connection with such registration statement; provided, however, that the foregoing investigation and information gathering shall be coordinated on behalf of such parties by one (1) firm of counsel designated by and on behalf of such parties, and that any information that is not generally publicly available at the time of delivery of such information shall be kept confidential by such parties pursuant to customary confidentiality agreements;
(xii) if requested by any Shareholder or any managing underwriter(s), as promptly as is reasonably practicable, incorporate in a prospectus supplement or post-effective amendment such information as such Shareholder or managing underwriter(s) reasonably requests to be included therein, including with respect to the Registrable Securities being sold by such Shareholder, the purchase price being paid therefor by any underwriter(s) and with respect to any other terms of an underwritten offering of the Registrable Securities to be sold in such offering, and as promptly as is reasonably practicable, make all required filings of such prospectus supplement or post-effective amendment;
(xiii) reasonably cooperate with each Shareholder and any managing underwriter(s) participating in the disposition of such Registrable Securities and their respective counsel in connection with any filings required to be made with FINRA;
(xiv) in the case of an underwritten offering, (1) enter into such customary agreements (including an underwriting agreement in customary form), (2) take all such other customary actions as the managing underwriter(s) reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including causing senior management and other Company personnel to reasonably cooperate with the Shareholder(s) whose Registrable Securities are included in a Registration Statement and the underwriter(s) in connection with performing customary due diligence and the customary marketing of such offering, including management presentations, investor calls and road show presentations, subject to the limitations on marketed offerings contained herein) and (3) cause its counsel to issue opinions of counsel addressed and delivered to the underwriter(s) in form, substance and scope as are customary in underwritten offerings, subject to customary limitations, assumptions and exclusions;
(xv) if requested by the managing underwriter(s) of an underwritten offering, use its reasonable best efforts to cause to be delivered, upon the pricing of any underwritten offering, and at the time of closing of a sale of Registrable Securities pursuant thereto, “comfort” letters from the Company’s independent registered public accountants addressed to the underwriter(s), and otherwise in customary form and covering such financial and accounting matters as are customarily covered by “comfort” letters of the independent registered public accountants delivered at pricing or closing, as applicable, in connection with primary underwritten public offerings; provided, however, that such recipients furnish such written representations or acknowledgements as are customarily required to receive such comfort letters; and
(xvi) the Company agrees not to file or make any amendment to any Registration Statement with respect to any Registrable Securities, or any amendment of or supplement to the prospectus, or any free writing prospectus, which amendment refers to any Shareholder covered thereby by name, or otherwise identifies such Shareholder, without the consent of such Shareholder, such consent not to be unreasonably withheld or delayed, unless such disclosure is required by Law, in which case the Company shall provide written notice to such Shareholders no less than two (2) Business Days prior to the filing.
(b) Conditions to Registration Rights.
(i) Subject to the last sentence of this Section 3(b)(i), as a condition precedent to the obligations of the Company to file any Registration Statement, each Shareholder shall furnish in writing to the Company such information regarding such Shareholder (and any of its Affiliates), the Registrable Securities to be sold and the intended method of distribution of such Registrable Securities reasonably requested by the Company as is reasonably necessary for inclusion in the Registration Statement relating to such offering pursuant to the Securities Act; provided that the Company shall only use such information in connection with such registration or related offering. Notwithstanding the foregoing, in no event will any party be required to disclose to any other party any personally identifiable information or personal financial information in respect of any individual.
(ii) Each Shareholder agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in (x) Section 3(a)(v), such Shareholder shall forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until such Shareholder’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(a)(v); (y) clause (A) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x); and (z) clause (B) of Section 3(a)(x), such Shareholder shall discontinue its disposition of Registrable Securities pursuant to such registration statement in the applicable state jurisdiction(s) until such Shareholder’s receipt of the notice described in clause (C) of Section 3(a)(x). The length of time that any registration statement is required to remain effective shall be extended by any period of time that such registration statement is unavailable for use pursuant to this paragraph; provided, however, in no event shall any Registration Statement be required to remain effective after the date on which all Registrable Securities cease to be Registrable Securities.
(iii) If requested by the managing underwriter(s), each Shareholder that (A) beneficially owns at least 5% of the Common Stock (on an As-Converted Basis) and (B) was offered the opportunity to participate in a marketed underwritten offering, shall enter into a customary lockup agreement not to exceed ninety (90) days in respect of such underwritten offering by the Company (it being understood that the Company will use its reasonable best efforts to cause any such lockup agreement to permit Permitted Transfers (as defined in the Investment Agreements) other than those described in Section 4.2(c)(vii) of the Investment Agreements); provided that the Company shall cause each of its executive officers and directors and any other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis) (excluding any passive investors), to enter into lockup agreements that contain restrictions that are no less restrictive than the restrictions contained in the lockup agreements executed by the Shareholders; provided, further, that if such lockup agreement is released or waived for any of the Company’s executive officers or directors or other holders of Common Stock that beneficially own at least 5% of the Common Stock (on an As-Converted Basis), the Shareholders shall receive a comparable release or waiver on a pro rata basis. The Shareholders acknowledge that (i) the Company may be subject to a lock-up with the managing underwriter(s) in connection with any underwritten offering by the Company, whether or not a Shareholder participated in the last Underwritten Shelf Take-Down or Demand Registration, and (ii) the Company will use its reasonable best efforts to cause itself not to be subject to any lock-up with the requesting underwriter(s) in a Block Trade.
Section 4. Indemnification.
(a) Indemnification by the Company. The Company agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law, each Shareholder, its Affiliates, partners, officers, directors, employees, advisors, representatives and agents and each Person, if any, who controls such Shareholder within the meaning of the Securities Act or the Exchange Act, against any and all losses, penalties, liabilities, claims, damages and expenses, joint or several (including reasonable and documented attorneys’ fees and any expenses and reasonable and documented costs of investigation) (“Losses”), as incurred, to which the Shareholders or any such indemnitees may become subject under the Securities Act or otherwise, insofar as such Losses (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the Registration Statement under which such Registrable Securities were registered and sold under the Securities Act, any Prospectus contained therein, or any amendment or supplement thereto, or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, however, that the Company shall not be liable in any such case to the extent that any Loss arises out of or is based upon an untrue statement or alleged statement or omission or alleged omission made in such Registration Statement, any such Prospectus, amendment or supplement in reliance upon and in conformity with written information about a Shareholder that is furnished to the Company by such Shareholder or its authorized representative expressly for use therein, it being understood and agreed that the only such information furnished by any Shareholder for any purpose of this Agreement (including Section 4(b)) consists of the number of shares of Common Stock owned by such Shareholder, the number of Registrable Securities proposed to be sold by such Shareholder and the name and address of such Shareholder proposing to sell or (ii) any violation (or alleged violation) by the Company of the Securities Act, the Exchange Act, any state securities laws or any rule or regulation thereunder in connection with any registration or offering hereunder. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Shareholder or any indemnified party and shall survive the transfer of such securities by such Shareholder.
(b) Indemnification by the Shareholders. Each Shareholder agrees to indemnify, hold harmless and reimburse, to the fullest extent permitted by Law (in the same manner and to the same extent as set forth in

Section 4(a)), the Company, its Affiliates, officers, directors, and each Person, if any, who controls any of the foregoing within the meaning of the Securities Act or the Exchange Act, with respect to any untrue statement or alleged untrue statement of a material fact in or omission or alleged omission to state a material fact from such Registration Statement, any Prospectus contained therein, or any amendment or supplement thereto, to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in reliance upon and in conformity with written information about such Shareholder furnished to the Company by such Shareholder or its authorized representative expressly for inclusion therein, it being understood and agreed that the only such information furnished by any Shareholder consists of the information described as such in Section 4(a); provided, however, that a Shareholder shall not be liable for any amounts in excess of the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate; provided, further, that the obligations of the Shareholders shall be several and not joint and several. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Company or any indemnified party and shall survive the transfer of such securities by the Company.
(c) Notices of Claims, etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this Section 4, such indemnified party shall, if a claim in respect thereof is to be made against an indemnifying party, give written notice to such indemnifying party of the commencement of such action or proceeding; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 4, except to the extent that the indemnifying party is prejudiced by such failure to give notice. In case any such action or proceeding is brought against an indemnified party, unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, such indemnified party shall permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party; provided, however, that any person entitled to indemnification hereunder shall have the right to employ separate counsel and to participate in the defense of such claim, but the fees and expenses of such counsel shall be at the expense of such person unless (i) the indemnifying party has agreed to pay such fees or expenses, (ii) the indemnifying party shall have failed to assume the defense of such claim and employ counsel reasonably satisfactory to such person within a reasonable time after receipt of notice of such claim from the person entitled to indemnification hereunder or (iii) in the indemnified party’s reasonable judgment (based upon advice of its counsel) there may be material legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party or a conflict of interest may exist between it or other indemnified parties and the indemnifying party with respect to any such claim. If such defense is not assumed by the indemnifying party as permitted hereunder, the indemnifying party will not be subject to any liability for any settlement made by the indemnified party without its consent. If such defense is assumed by the indemnifying party pursuant to the provisions hereof, such indemnifying party shall not settle or otherwise compromise the applicable claim unless (x) such settlement or compromise contains a full and unconditional release of all indemnified parties of all liability in respect to such claim or litigation, does not contain any statement of wrongdoing or fault on the party of any indemnified party and is paid in full by the indemnifying party or (y) the indemnified party otherwise consents in writing. An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim will not be obligated to pay the fees and expenses of more than one counsel (plus local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party, a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim, in which event the indemnifying party shall be obligated to pay the reasonable fees and disbursements of such additional counsel or counsels. The indemnifying party shall not be liable for any settlement of any proceeding effected without its prior written consent, but if settled with such consent or if there be a final judgment for the plaintiff, the indemnifying party agrees to indemnify the indemnified party from and against any loss or liability by reason of such settlement or judgment.
(d) Contribution. If the foregoing indemnity is held by a Governmental Entity of competent jurisdiction to be unavailable to the Company or any Shareholder, or is insufficient to hold harmless an indemnified party, then the indemnifying party shall contribute to the amount paid or payable by the indemnified party as a result of the Loss in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, and the relative benefits received by the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. No indemnified party guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any indemnifying party who was not guilty of such fraudulent misrepresentation. In connection with any registration statement filed with the SEC by the Company, the relative fault of the indemnifying party on the one hand and of the indemnified party on the other shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party, and by such party’s relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission. Notwithstanding the provisions of this Section 4, no Shareholder shall be required to contribute an amount greater than the net proceeds received by such Shareholder from sales of Registrable Securities pursuant to the Registration Statement to which the claims relate (after taking into account the amount of damages which such Shareholder has otherwise been required to pay by reason of any and all untrue or alleged untrue statements of material fact or omissions or alleged omissions of material fact made in any Registration Statement or Prospectus or any amendment thereof or supplement thereto related to such sale of Registrable Securities).
(e) No Exclusivity. The remedies provided for in this Section 4 are not exclusive and shall not limit any rights or remedies which may be available to any indemnified party at Law or in equity or pursuant to any other agreement.
Section 5. Covenants Relating to Rule 144. The Company shall use its reasonable best efforts to (x) timely file all reports and other documents required to be filed by it under the Securities Act and the Exchange Act and the rules and regulations promulgated by the SEC thereunder (provided, that if the Company is not required to file such reports, it will, upon the request of any Shareholder, make publicly available such information as necessary to permit sales pursuant to Rule 144 under the Securities Act), and (y) take such further action as any Shareholder may reasonably request in writing, in each case, to the extent required from time to time to enable such Shareholder to, if permitted by the terms of this Agreement, the applicable Investment Agreement and the Registrable Securities, transfer such Registrable Securities without registration under the Securities Act within the limitations of the exemptions provided by (a) Rule 144 or Regulation S under the Securities Act, as such rules may be amended from time to time, or (b) any successor rule or regulation hereafter adopted by the SEC. Upon the written request of any Shareholder, the Company will deliver to such Shareholder a written statement that it has complied with such requirements, subject to its compliance with such requirements. The Company shall, upon any request by a Shareholder in connection with a sale, transfer or other disposition by any Shareholder of any Registrable Securities permitted by Rule 144, (i) use its reasonable best efforts to promptly (and in no event longer than five (5) Business Days after such request) cause the removal of any restrictive legend or similar restriction on the Registrable Securities, and, in the case of book-entry shares, make or cause to be made appropriate notifications on the books of the Company’s transfer agent for such number of shares and registered in such names as the Shareholders may reasonably request and (ii) provide a customary opinion of counsel and instruction letter required by the Company’s transfer agent in connection with such sale, transfer or disposition of such Registrable Securities; provided, however, that the taking of such action by the Company is conditioned on the Company receiving all information and documentation reasonably necessary to support such actions and make a determination that such transfer applies with Law.
Section 6. Termination; Survival. The rights of each Shareholder hereunder shall terminate upon the date that all of the Registrable Securities held by such Shareholder cease to be Registrable Securities. Notwithstanding the foregoing, the obligations of the parties under Sections 4, 5 and 7 and this Section 6 shall survive the termination hereof.
Section 7. Miscellaneous.
(a) Governing Law. This Agreement, and all matters arising out of this Agreement and the transactions contemplated hereby, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without giving effect to any Laws of the State of Delaware that would cause the application of the Laws of any jurisdiction other than the State of Delaware. The parties hereto (i) submit to the exclusive jurisdiction of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware in respect of the interpretation and enforcement of the provisions hereof and of any related agreement, certificate or other document delivered in connection herewith, (ii) waive, and agree not to assert, any defense in any action for the interpretation or enforcement of this Agreement and any related agreement, certificate or other document delivered in connection herewith that they are not subject to such jurisdiction or that such action may not be brought or is not maintainable in such courts or that this Agreement may not be enforced in or by such courts, that the action is brought in an inconvenient forum, or that the venue of the action is improper, (iii) agrees that service in person or by certified or by nationally recognized overnight courier to its address set forth in Section 7(i) shall constitute valid in personam service upon such party and its successors and assigns in any action commenced pursuant to this Section 7(a) and (iv) acknowledges that this is a commercial transaction, that the foregoing provisions for service of process and the following provisions for waiver of jury trial have been read, understood and voluntarily agreed to by each party and that by agreeing to such provisions each party is waiving important legal rights.
(b) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY CLAIM, ACTION, HEARING, CHARGE, DISPUTE, SUIT, INVESTIGATION, AUDIT OR PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.
(c) Entire Agreement. This Agreement (including the documents and the instruments referred to herein), together with the Investment Agreements, the Common Warrants and the documents referenced herein and therein, constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior discussions, negotiations, proposals, undertakings, understandings, and agreements (including any draft agreements) with respect thereto, whether written or oral, none of which shall be used as evidence of the parties’ intent.
(d) Amendments and Waivers. No amendment of any provision hereof shall be valid and binding unless it is in writing and signed by the Company and the Shareholders representing at least fifty percent (50%) (by number) of the Registrable Securities then outstanding and, for so long as the WP Shareholder or the CB Shareholder holds any Registered Securities, the WP Shareholder and/or the CB Shareholder, as applicable (with each share of Voting Common Stock issued pursuant to the Investment Agreements, and each share of Voting Common Stock to be received upon (i) exercise of the Common Warrant or (ii) conversion of the Non-Voting Common Equivalent Stock issued or issuable (A) pursuant to the Investment Agreements and (B) upon exercise of the Preferred Warrant, in each case, counting as one Registrable Security for this purpose (whether or not then convertible or exercisable)). No waiver of any right or remedy hereunder, to the extent legally allowed, shall be valid unless the same shall be in writing and signed by the party making such waiver. No waiver by any party of any breach or violation of, default under, or inaccuracy in any representation, warranty, covenant, or agreement hereunder, whether intentional or not, shall be deemed to extend to any prior or subsequent breach, violation, default of, or inaccuracy in, any such representation, warranty, covenant, or agreement hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence. No delay or omission on the part of any party in exercising any right, power, or remedy under this Agreement shall operate as a waiver thereof. Notwithstanding the foregoing, no amendments may be made hereto that adversely affect the rights of any Shareholder hereunder without the prior written consent of such Shareholder.
(e) Successors and Assigns. The Shareholders may transfer or assign all or any portion of their respective rights provided in this Agreement in connection with the transfer of shares of Voting Common Stock, Non-Voting Common Equivalent Stock or any Warrant issued under the Investment Agreements pursuant to the terms of the Investment Agreements without the prior written consent of the Company; provided that reasonably promptly following any such transfer or assignment, (i) the Shareholder provides a written notice to the Company stating the name and address of such transferee and identifying the amount of Registrable Securities with respect to which the rights under this Agreement are being transferred and the nature of the rights so transferred, and (ii) such transferee or assignee agrees in writing with the Company to be bound by this Agreement as fully as if it were an initial signatory hereto pursuant to a written instrument in form and substance reasonably acceptable to the Company, and any such transferee may thereafter make corresponding assignments in accordance with this Section 7(e); provided, further, that in no event shall any rights under this Agreement be assigned to any Person that is not a Permitted Reg Rights Holder.
(f) Expenses. Except as otherwise set forth herein (including under Section 2(i)), (i) all Registration Expenses incurred in connection with any Registration Statement under this Agreement shall be borne by the Company, (ii) all Selling Expenses relating to securities registered on behalf of the Shareholders shall be borne by the Shareholders of the Registrable Securities included in such registration and (iii) the obligation of the Company to bear the expenses provided for in this Section 7(f) shall apply irrespective of whether a Registration Statement becomes effective, is withdrawn or suspended, or converted to any other form of registration and irrespective of when any of the foregoing shall occur.
(g) Counterparts, Execution. For the convenience of the parties hereto, this Agreement may be executed in any number of separate counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts will together constitute the same agreement. This Agreement may be executed by facsimile, email or electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act, or other Law (e.g., www.docusign.com or by .pdf signature) by any party and such signature shall be deemed binding for all purposes hereof without delivery of an original signature being thereafter required.
(h) Severability. If any provision of this Agreement or the application thereof to any person (including the officers and directors of the parties hereto) or circumstance is determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remaining provisions hereof, or the application of such provision to persons or circumstances other than those as to which it has been held invalid or unenforceable, will remain in full force and effect and shall in no way be affected, impaired or invalidated thereby, so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination, the parties hereto shall negotiate in good faith in an effort to agree upon a suitable and equitable substitute provision to effect the original intent of the parties.
(i) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly delivered (i) four (4) Business Days after being sent by registered or certified mail, return receipt requested, postage prepaid, (ii) one (1) Business Day after being sent for next Business Day delivery, fees prepaid, via a reputable nationwide overnight courier service or (iii) when sent, if delivered by email (provided that no “error message” or other notification of non-delivery is generated), in each case to the intended recipient as set forth below:
If to a Purchaser, at such Purchaser’s address referenced in Schedule A.
If to the Company, as follows:
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Attention: Chief Executive Officer
With a copy to: General Counsel
Email: [REDACTED]@bancofcal.com;
With a copy to: [REDACTED]@bancofcal.com
with a copy (which shall not constitute notice) to:
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001
Attention: Sven Mickisch, Michael Zeidel, Matthew Nemeroff
Email: sven.mickisch@skadden.com, michael.zeidel@skadden.com
matthew.nemeroff@skadden.com

Any party may, from time to time, by written notice to the other parties, designate a different address, which shall be substituted for the one specified above for such party.
(j) Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties hereto shall be entitled to specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at Law or equity. Each of the parties hereto hereby further waives any (i) defense in any action for specific performance that a remedy at Law would be adequate and (ii) requirement under Law to post security or a bond as a prerequisite to obtaining equitable relief.
(k) Interpretation.
(i) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(ii) The table of contents and headings contained herein are for reference purposes only and shall not affect in any way the meaning or interpretation hereof.
(iii) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”
(iv) References to “the date hereof” mean the date of this Agreement.
(v) Notwithstanding anything herein to the contrary, neither the Company nor Purchaser nor any of their respective subsidiaries shall be required to take any action that is prohibited by Law or inconsistent with any requirement or directive of any Governmental Entity.
(vi) Any reference herein to any statute, includes all amendments thereto and all rules and regulations promulgated thereunder.
(vii) All references to “dollars” or “$” herein are to United States dollars.
(viii) The definitions contained herein are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neutral genders of such term
(ix) The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends and such phrase shall not mean simply “if.”
(l) Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of holders a majority of the Registrable Securities then outstanding and, for so long as the WP Shareholder or the CB Shareholder holds any Registered Securities, the WP Shareholder and/or the CB Shareholder, as applicable, enter into any agreement (a “Permitted Agreement”) with any holder or prospective holder of any securities of the Company giving such holder or prospective holder any registration rights the terms of which are senior to or on parity with, or otherwise conflict with, the registration rights granted to the Shareholders hereunder or any other provision hereof, including, for clarity, allowing any other holder of Common Stock to have registration rights in the nature or substantially in the nature of those set forth in this Agreement that would have priority over or be pari passu with the Registrable Securities with respect to the inclusion of such securities in any registration statement.
(m) Further Assurances. From and after the Closing, subject to the terms of the applicable Warrants and the Articles Supplementary, the Company will take such actions as reasonably necessary to effect any exercise or conversion of the Warrants or Non-Voting Common Equivalent Stock, as applicable, upon the reasonable request of the applicable Purchaser in connection with any registration or any offering and sale pursuant hereto involving the Voting Common Stock underlying such Warrants or Non-Voting Common Equivalent Stock, it being understood that the Company shall have no obligation to register the Non-Voting Common Stock or Non-Voting Common Equivalent Stock.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be duly executed as of the date first written above.
COMPANY:

BANC OF CALIFORNIA, INC.

By:
Name:
Title:
[Signature Page to Registration Rights Agreement]

PURCHASERS:

WP CLIPPER GG 14 L.P.

By: Warburg Pincus (Cayman) Global Growth 14 GP, L.P., its general partner

By: Warburg Pincus (Cayman) Global Growth 14 GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Registration Rights Agreement]

WP CLIPPER FS II L.P.

By: Warburg Pincus (Cayman) Financial Sector II GP, L.P., its general partner

By: Warburg Pincus (Cayman) Financial Sector II GP LLC, its general partner

By: Warburg Pincus Partners II (Cayman), L.P., its managing member

By: Warburg Pincus (Bermuda) Private Equity GP Ltd., its general partner
By:
Name:
Title:	Authorised Signatory
[Signature Page to Registration Rights Agreement]

CB LAKER BUYER L.P.

By:	CB LAKER GP LLC, its general partner

By:
Name:
Title:
[Signature Page to Registration Rights Agreement]

Schedule A
Purchaser		Address

WP CLIPPER GG 14 L.P.		c/o Warburg Pincus LLC
WP CLIPPER FS II L.P.		450 Lexington Avenue
New York, NY 10017
With a copy (which shall not constitute notice) to:		Attention:	General Counsel
		Email:	[REDACTED]@warburgpincus.com
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attn:	Mark F. Veblen
Mark A. Stagliano
Email:	MFVeblen@wlrk.com
MAStagliano@wlrk.com

CB LAKER BUYER L.P.		c/o Centerbridge Partners, L.P.
375 Park Avenue, 11th Floor
New York, NY 10052
With a copy (which shall not constitute notice) to:		Email:	[REDACTED]@centerbridge.com

Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
Attn:	Lee Meyerson
Sebastian Tiller
Email:	LMeyerson@stblaw.com
STiller@stblaw.com
[Signature Page to Registration Rights Agreement]

Annex I
CONFIDENTIAL
Banc of California, INC.

ARTICLES SUPPLEMENTARY

7.75% NON-CUMULATIVE PERPETUAL PREFERRED STOCK, SERIES F
Banc of California, Inc., a Maryland corporation (the “Corporation”), does hereby certify to the State Department of Assessments and Taxation of Maryland that:
FIRST: Under a power contained in Article 6 of the charter of the Corporation currently in effect (as amended, supplemented and/or restated from time to time, the “Charter”), and § 2-208 of the Maryland General Corporation Law, the Board of Directors of the Corporation, by duly adopted resolutions, classified and designated 513,250 shares of authorized but unissued Preferred Stock (as defined in the Charter) as shares of “7.75% Non-Cumulative Perpetual Preferred Stock, Series F” of the Corporation, par value $0.01 per share, with the following preferences and other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, and terms and conditions of redemption, which, upon any restatement of the Charter, shall become part of the Charter, with any necessary or appropriate renumbering or relettering of the sections or subsections hereof:
Section 1. Designation and Amount.
A series of Preferred Stock designated as the “7.75% Non-Cumulative Perpetual Preferred Stock, Series F” (“Series F Preferred Stock”) is hereby established. Each share of Series F Preferred Stock shall be identical in all respects to every other share of Series F Preferred Stock. The number of authorized shares of Series F Preferred Stock shall initially be 513,250 shares. Such number may from time to time be increased (but not in excess of the total number of authorized shares of Preferred Stock, less all shares of any other series of Preferred Stock authorized at the time of such increase) or decreased (but not below the number of shares of Series F Preferred Stock then outstanding), by the Board or a duly authorized committee of the Board, and without the vote or consent of the holders of the Series F Preferred Stock. Shares of outstanding Series F Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be cancelled and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series. The Corporation shall have the authority to issue fractional shares of Series F Preferred Stock.
Section 2. Definitions. As used herein, the following terms shall have the following meanings, unless the context otherwise requires:
“Appropriate Federal Banking Agency” means the “appropriate federal banking agency” with respect to the Corporation as defined in Section 3(q) of the Federal Deposit Insurance Act (12 U.S.C. Section 1813(q)), or any successor provision.
“Articles Supplementary” means these Articles Supplementary.
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday or Sunday, that is not a legal holiday in Los Angeles, California, and is not a day on which banking institutions are authorized or required by law or regulation to close in Los Angeles, California.
“Bylaws” means the bylaws of the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Calculation Agent” means such bank or other entity (which may be the Corporation or an affiliate of the Corporation) as may be appointed by the Corporation to act as Calculation Agent for the Series F Preferred Stock, including any successor calculation agent duly appointed by the Corporation.
“Charter” means the charter of the Corporation as currently in effect (as amended, supplemented and/or restated from time to time).
“Common Stock” means the Voting Common Stock and the Non-Voting Common Stock.

“Corporation” means Banc of California, Inc.
“Dividend Parity Stock” means any class or series of stock of the Corporation that ranks on parity with the Series F Preferred Stock in the payment of current dividends.
“Dividend Payment Date” has the meaning set forth in Section 4(a).
“Dividend Period” means the period from and including a Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except that the initial Dividend Period will commence on and include the original issue date of Series F Preferred Stock.
“DTC” means The Depository Trust Company.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Federal Reserve” means the Board of Governors of the Federal Reserve System.
“First Reset Date” means September 1, 2027.
“Five-Year Treasury Rate” means, as of any Reset Date:
The average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for 5-year maturities, for the five Business Days immediately preceding the Reset Dividend Determination Date for that Reset Period, appearing under the caption “Treasury Constant Maturities” in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve as of 5:00 p.m. (Eastern Time) as of any Reset Dividend Determination Date, as determined by the Calculation Agent in its sole discretion; provided that if no such calculation can be determined as described above, then if the Calculation Agent determines that:
(i) the treasury rate has not been discontinued, then the Calculation Agent will use for such Reset Period a substitute base rate that it has determined is most comparable to the treasury rate; or
(ii) the treasury rate has been discontinued, then the Calculation Agent will use for such Reset Period and each successive Reset Period a substitute or successor base rate that it has determined is most comparable to the treasury rate; provided that, if the Calculation Agent determines there is an industry-accepted successor base rate to the treasury rate, then the Calculation Agent shall use such successor base rate.
If the Calculation Agent has determined a substitute or successor base rate in accordance with clause (i) above but no calculation with respect to such substitute or successor base rate can be determined as of any subsequent Reset Dividend Determination Date, then a new substitute or successor base rate shall be determined as set forth in clause (i) or clause (ii) above, as applicable, as if the previously-determined substitute or successor base rate was the treasury rate. If the Calculation Agent has determined a substitute or successor base rate, then the Calculation Agent will apply any technical, administrative or operational changes that the Corporation determines (including changes to the definitions of “Dividend Period”, “Reset Period”, “Reset Date” and “Reset Dividend Determination Date”, timing and frequency of determining rates with respect to each Reset Period and making payments of dividends, rounding of amounts or tenors, and other administrative matters) for calculating such substitute or successor base rate in a manner that is consistent with market practice for such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the treasury rate; provided that, if the Corporation decides that adoption of any portion of such market practice is not administratively feasible or if the Corporation determines that no market practice for use of the substitute or successor base rate exists, the Calculation Agent will apply any such changes for calculating such substitute or successor base rate in such other manner as the Corporation determines is reasonably necessary.
The Five-Year Treasury Rate shall be determined by the Calculation Agent on the Reset Dividend Determination Date. If the Five-Year Treasury Rate for any Dividend Period cannot be determined pursuant to the methods described in clause (i) or clause (ii) above, the dividend rate for such Dividend Period shall be the same as the dividend rate determined for the immediately preceding Dividend Period.
“Junior Stock” has the meaning set forth in Section 3(a).
“Liquidation Preference” has the meaning set forth in Section 5(a).

“Liquidation Preference Parity Stock” means any class or series of stock of the Corporation that ranks on a parity with the Series F Preferred Stock in the distribution of assets on liquidation, dissolution or winding up of the Corporation.
“Nonpayment Event” has the meaning set forth in Section 7(b).
“Non-Voting Common Stock” means, if any, the non-voting common stock, par value $0.01 per share, of the Corporation authorized by the Corporation.
“Parity Stock” has the meaning set forth in Section 3(b).
“Preferred Stock” means any and all series of preferred stock, par value $0.01 per share, of the Corporation, including the Series F Preferred Stock.
“Preferred Stock Directors” has the meaning set forth in Section 7(b).
“Regulatory Capital Treatment Event” means the good faith determination by the Corporation that, as a result of any (i) amendment to, or change in, the laws, rules or regulations of the United States (including any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of any share of the Series F Preferred Stock, (ii) proposed change in those laws, rules or regulations that is announced or becomes effective after the initial issuance of any share of the Series F Preferred Stock, or (iii) official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying those laws, rules or regulations or policies with respect thereto that is announced after the initial issuance of any share of the Series F Preferred Stock, there is more than an insubstantial risk that the Corporation will not be entitled to treat the full Stated Amount of the Series F Preferred Stock then outstanding as “Tier 1 capital” (or its equivalent) for purposes of the capital adequacy rules of the Federal Reserve (or, as and if applicable, the capital adequacy rules or regulations of any successor Appropriate Federal Banking Agency) as then in effect and applicable, for so long as any share of the Series F Preferred Stock is outstanding.
“Reset Date” means the First Reset Date and each date falling on the fifth anniversary of the preceding Reset Date, which in each case, shall not be adjusted for Business Days.
“Reset Dividend Determination Date” means the third Business Day immediately preceding the Reset Date.
“Reset Period” means the period from, and including, the First Reset Date to, but excluding, the next following Reset Date and thereafter each period from, and including, each Reset Date to, but excluding, the next following Reset Date.
“Series F Preferred Stock” has the meaning set forth in Section 1.
“Stated Amount” means, in respect of the Series F Preferred Stock, $1,000 per share, and, in respect of any other series of capital stock, the stated amount per share specified in the Charter including any applicable articles supplementary (including, in the case of any series that does not use the words “stated amount,” the specified amount of any preference upon liquidation, dissolution or winding up, without regard to any unpaid dividends that may also be included in the liquidation preference with respect to such shares).
“Stock Exchange” means the New York Stock Exchange (or any other exchange on which the Corporation’s securities are listed).
“Transfer Agent” means the transfer agent with respect to the Series F Preferred Stock, which shall be Equiniti Trust Company as of the original issue date of the Series F Preferred Stock, and its successor, including any successor transfer agent appointed by the Corporation.
“Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director or any other matter as to which the holders of Series F Preferred Stock are entitled to vote as specified in Section 7 hereof, any and all other series of Preferred Stock (other than Series F Preferred Stock) that rank equally with Series F Preferred Stock as to the payment of dividends and upon which like voting rights have been conferred and are exercisable with respect to such matter.
“Voting Common Stock” means the voting common stock, par value $0.01 per share, of the Corporation authorized by the Corporation.

Section 3. Ranking.
The shares of Series F Preferred Stock shall rank:
(a) senior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to the Common Stock and to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, does not expressly provide that such class or series ranks pari passu with the Series F Preferred Stock or senior to the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Junior Stock”);
(b) on a parity, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, with any class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks pari passu with the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be (collectively, “Parity Stock”); and
(c) junior, as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, to any other class or series of capital stock of the Corporation now or hereafter authorized, issued, or outstanding that, by its terms, expressly provides that such class or series ranks senior to the Series F Preferred Stock as to dividends and upon liquidation, dissolution, and winding-up of the Corporation, as the case may be.
The Corporation may authorize and issue additional shares of Junior Stock and Parity Stock from time to time without the consent of the holders of the Series F Preferred Stock.
Section 4. Dividends.
(a) Rate. Holders of Series F Preferred Stock will be entitled to receive, when, as and if declared by the Board or a duly authorized committee of the Board, only out of funds legally available for the payment of dividends, non-cumulative cash dividends payable on the Stated Amount at a rate of (i) 7.75% per annum from, and including, the original issue date to, but excluding, the First Reset Date or the earlier date of redemption and (ii) from, and including, the First Reset Date, during each Reset Period, a rate per annum equal to the Five-Year Treasury Rate as of the most recent Reset Dividend Determination Date plus 4.82%, and no more, payable quarterly in arrears on March 1, June 1, September 1 and December 1 of each year, each such day a “Dividend Payment Date”; provided, however, that if any such Dividend Payment Date is not a Business Day, then such date shall nevertheless be a Dividend Payment Date but dividends on the Series F Preferred Stock shall be paid on the next succeeding Business Day (without interest or any other adjustment to the amount of dividends paid in respect of such delayed payment). If the Corporation issues additional shares of the Series F Preferred Stock after the original issue date, dividends on such shares may accrue from the original issue or any other date specified by the Board or a duly authorized committee of the Board at the time such additional shares are issued.
(b) Dividend Record Date. Dividends will be payable to holders of record of Series F Preferred Stock as they appear on the Corporation’s stock register on the applicable record date, which shall be the 15th day before the applicable Dividend Payment Date, or such other record date, not exceeding 60 days nor less than 10 days before the applicable Dividend Payment Date, as shall be fixed by the Board or a duly authorized committee of the Board in advance of payment of each particular dividend. The Corporation shall not pay interest or any sum of money instead of interest on any dividend, or in lieu of dividends not declared.
(c) Dividend Computation. Dividends payable on the Series F Preferred Stock will be calculated for each Dividend Period (or portion thereof) on the basis of a 360-day year consisting of twelve 30-day months. Dividends payable on or after September 1, 2027, will be computed based on the actual number of days in a dividend period and a 360-day year. Dollar amounts resulting from such calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Series F Preferred Stock will cease to accrue on the redemption date, if any, with respect to the Series F Preferred Stock redeemed, unless the Corporation defaults in the payment of the redemption price of the Series F Preferred Stock called for redemption.

(d) Dividends Non-Cumulative. Dividends on the Series F Preferred Stock shall not be cumulative or mandatory. If the Board or a duly authorized committee of the Board does not declare a dividend, in full or otherwise, on the Series F Preferred Stock in respect of a Dividend Period, then no dividend shall be deemed to be payable for such Dividend Period, or be cumulative, and the Corporation will have no obligation to pay any dividend for that Dividend Period, whether or not the Board or a duly authorized committee of the Board declares a dividend on the Series F Preferred Stock, any other series of Preferred Stock or the Common Stock for any future Dividend Period. Holders of the Series F Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series F Preferred Stock as specified in this Section 4 (subject to the other provisions hereof). Notwithstanding any other provision hereof, dividends on the Series F Preferred Stock shall not be declared, paid, or set aside for payment to the extent such act would cause the Corporation to fail to comply with the laws and regulations applicable to it, including applicable capital adequacy rules of the Federal Reserve or, as and if applicable, the capital adequacy rules or regulations of any Appropriate Federal Banking Agency.
(e) Priority of Dividends and Redemption and Repurchase of Junior Stock and Parity Stock. So long as any share of Series F Preferred Stock remains outstanding, unless dividends on all outstanding shares of Series F Preferred Stock for the most recently completed Dividend Period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment:
(i) no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on any Junior Stock (other than (A) a dividend payable solely in Junior Stock or (B) any dividend in connection with the implementation of a stockholders’ rights plan, or the redemption or repurchase of any rights under any such plan);
(ii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Junior Stock nor shall any shares of Junior Stock be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, during a Dividend Period (other than (A) as a result of a reclassification of Junior Stock for or into other Junior Stock, (B) the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock, (C) through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock, (D) purchases, redemptions or other acquisitions of shares of the Junior Stock in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of employees, officers, directors or consultants, (E) purchases of shares of Junior Stock pursuant to a contractually binding requirement to buy Junior Stock existing prior to or during the most recently completed preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Junior Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the Corporation or any of its subsidiaries of record ownership in Junior Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of its subsidiaries), including as trustees or custodians); and
(iii) no monies may be paid or made available for a sinking fund for the redemption or retirement of any Parity Stock nor shall any shares of Parity Stock, if any, be repurchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly, during a Dividend Period (other than (A) any purchase or other acquisition of shares of Series F Preferred Stock and Parity Stock in accordance with a purchase offer made in writing or by publication (as determined by the Board, or a duly authorized committee of the Board), to all holders of such shares on such terms as the Board (or a duly authorized committee of the Board), after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes, (B) as a result of a reclassification of Parity Stock for or into other Parity Stock, (C) the exchange or conversion of Parity Stock for or into other Parity Stock or Junior Stock, (D) through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock, (E) purchases of shares of Parity Stock pursuant to a contractually binding requirement to buy Parity Stock existing prior to or during the preceding Dividend Period, including under a contractually binding stock repurchase plan, (F) the purchase of fractional interests in shares of Parity Stock pursuant to the conversion or exchange provisions of such stock or the security being converted or exchanged, or (G) the acquisition by the Corporation or any of its subsidiaries of record ownership in Parity Stock for the beneficial ownership of any other persons (other than for the beneficial ownership by the Corporation or any of its subsidiaries), including as trustees or custodians).
Nothing in subsections (e)(ii) or (e)(iii) of this Section 4 shall restrict the ability of the Corporation or any affiliate of the Corporation to engage in any market-making transactions or purchases in connection with the distribution of securities in the ordinary course of business.
(f) If the Board (or a duly authorized committee of the Board) elects to declare only partial instead of full dividends for a dividend payment date and the related dividend period (which terms include, in the case of the Series F Preferred Stock, the Dividend Payment Dates and Dividend Periods provided for herein) on the shares of Series F Preferred Stock or any Dividend Parity Stock, then, to the extent permitted by the terms of the Series F Preferred Stock and each outstanding series of Dividend Parity Stock, such partial dividends shall be declared on shares of Series F Preferred Stock and Dividend Parity Stock, and dividends so declared shall be paid, as to any such dividend payment date and related dividend period, in amounts such that the ratio of the partial dividends declared and paid on each such series to full dividends on each such series is the same. As used in this paragraph, “full dividends” means, as to any Dividend Parity Stock that bears dividends on a cumulative basis, the amount of dividends that would need to be declared and paid to bring such Dividend Parity Stock current in dividends, including undeclared dividends for past dividend periods. To the extent any series of Dividend Parity Stock has a longer dividend period than the Dividend Period for the Series F Preferred Stock, or vice versa, for purposes of this paragraph, the Board (or a duly authorized committee of the Board) may treat such series’ longer dividend period as two or more consecutive shorter dividend periods, none of which coincide with more than one of the other series’ dividend periods, or the Board (or a duly authorized committee of the Board) may treat such dividend period(s) with respect to any Dividend Parity Stock and Dividend Period(s) with respect to the Series F Preferred Stock for purposes of this paragraph in any other manner that it deems to be fair and equitable in order to achieve ratable payments of dividends on such Dividend Parity Stock and the Series F Preferred Stock.
(g) Subject to the foregoing, and not otherwise, such dividends (payable in cash, stock or otherwise) as may be determined by the Board (or a duly authorized committee of the Board) may be declared and paid on any Common Stock or other Junior Stock from time to time out of any assets legally available for such payment, and the holders of Series F Preferred Stock shall not be entitled to participate in any such dividend.
Section 5. Liquidation Rights.
(a) Voluntary or Involuntary Liquidation. In the event of any liquidation, dissolution or winding up of the Corporation’s business and affairs, whether voluntary or involuntary, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Junior Stock, holders of Series F Preferred Stock will be entitled to receive out of the assets of the Corporation legally available for distribution to its stockholders an amount equal to the Stated Amount per share (the “Liquidation Preference”), together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the date of such payment. Holders of the Series F Preferred Stock will not be entitled to any other amounts from the Corporation after they have received their full liquidating distribution.
(b) Partial Payment. If the assets of the Corporation are not sufficient to pay the Liquidation Preference in full to all holders of Series F Preferred Stock and all holders of any Liquidation Preference Parity Stock, the amounts paid to the holders of Series F Preferred Stock and to the holders of all Liquidation Preference Parity Stock shall be pro rata in accordance with the respective aggregate Liquidation Preferences of Series F Preferred Stock and all such Liquidation Preference Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of stock of the Corporation (other than the Series F Preferred Stock) means the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends in the case of any holder of stock on which dividends accrue on a non-cumulative basis and, in the case of any holder of stock on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued, cumulative dividends, whether or not earned or declared, as applicable.
(c) Residual Distributions. If the Liquidation Preference has been paid in full to all holders of Series F Preferred Stock and all holders of any Liquidation Preference Parity Stock, the holders of Junior Stock will be entitled to receive all remaining assets of the Corporation according to their respective rights and preferences.

(d) Merger, Consolidation and Sale of Assets Not Liquidation. For purposes of this Section 5, the merger, consolidation or other business combination of the Corporation with or into any other entity, including a transaction in which the holders of Series F Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the Corporation for cash, securities or other property, shall not constitute a liquidation, dissolution or winding up of the Corporation.
Section 6. Redemption.
(a) Optional Redemption.
(i) The Series F Preferred Stock is perpetual and has no maturity date. The Corporation may redeem the Series F Preferred Stock at its option, in whole or in part, from time to time, on any Dividend Payment Date on or after the First Reset Date, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the Corporation may not redeem shares of the Series F Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(ii) The Corporation may redeem shares of the Series F Preferred Stock at any time within 90 days following a Regulatory Capital Treatment Event, in whole but not in part, at a redemption price equal to the Stated Amount, together (except as otherwise provided herein) with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Notwithstanding the foregoing, the Corporation may not redeem shares of the Series F Preferred Stock without having received the prior approval of the Appropriate Federal Banking Agency, if the Series F Preferred Stock is capital for bank regulatory purposes or such approval is otherwise required.
(iii) The redemption price for any shares of Series F Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent, if the shares of Series F Preferred Stock are issued in certificated form. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the applicable record date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such record date relating to the applicable Dividend Payment Date as provided in Section 4 above.
(b) No Sinking Fund. The Series F Preferred Stock will not be subject to any mandatory redemption, sinking fund or other similar provisions. Holders of Series F Preferred Stock will have no right to require redemption or repurchase of any shares of Series F Preferred Stock.
(c) Notice of Redemption. Notice of every redemption of shares of Series F Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation, mailed not less than 30 days nor more than 60 days prior to the date fixed for redemption thereof (provided that, if shares of the Series F Preferred Stock are held in book-entry form through DTC or any other similar facility, the Corporation may give such notice at such time and in any manner permitted by such facility). Any notice delivered as provided in this subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice, or any defect in such notice or in the delivery thereof, to any holder of shares of Series F Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series F Preferred Stock. Each notice of redemption will include a statement setting forth: (1) the redemption date; (2) the number of shares of Series F Preferred Stock to be redeemed and, if less than all the shares held by the holder are to be redeemed, the number of such shares of Series F Preferred Stock to be redeemed from such holder; (3) the redemption price; (4) the place or places where the certificates evidencing shares of Series F Preferred Stock are to be surrendered for payment of the redemption price, if the shares are issued in certificated form; and (5) that dividends on such shares will cease to accrue on the redemption date.

(d) Partial Redemption. In case of any redemption of only part of the shares of the Series F Preferred Stock at the time outstanding, the shares to be redeemed shall be selected pro rata from the holders of record of the Series F Preferred Stock or by lot. Subject to the provisions hereof (or, if the Preferred Stock is issued or held in book-entry form through DTC or another facility, in accordance with the procedures of such facility), the Board, or a duly authorized committee of the Board, shall have full power and authority to prescribe the terms and conditions upon which shares of Series F Preferred Stock shall be redeemed from time to time. If the Corporation shall have issued certificates for the Series F Preferred Stock and fewer than all shares represented by any certificates are redeemed, new certificates shall be issued representing the unredeemed shares without charge to the holders thereof.
(e) Effectiveness of Redemption. If notice of redemption of any shares of Series F Preferred Stock has been duly given and if on or before the redemption date specified in the notice all funds necessary for such redemption have been irrevocably set aside by the Corporation, separate and apart from its other assets, in trust for the pro rata benefit of the holders of any shares of Series F Preferred Stock so called for redemption so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation in the case that the shares of Series F Preferred Stock are issued in certificated form, on and after the redemption date, unless the Corporation defaults in the payment of the redemption price of the shares of the Series F Preferred Stock called for redemption, dividends will cease to accrue on all shares of Series F Preferred Stock so called for redemption, and all such shares of Series F Preferred Stock so called for redemption shall no longer be deemed outstanding and all rights of the holders of such shares with respect to such shares will terminate, except the right to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of two years from the redemption date, to the extent permitted by law, shall be released from the trust so established and may be commingled with the Corporation’s other funds, and after that time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.
Section 7. Voting Rights.
(a) General. The holders of the Series F Preferred Stock will have no voting rights, except as set forth below or as otherwise required by law.
(b) Right to Elect Two Directors on Nonpayment of Dividends. If and whenever dividends payable on Series F Preferred Stock or any class or series of Voting Preferred Stock have not been declared and paid (or, in the case of Voting Preferred Stock bearing dividends on a cumulative basis, shall be in arrears) in an aggregate amount equal to full dividends for at least six quarterly dividend periods or their equivalent, whether or not consecutive (a “Nonpayment Event”), the number of directors on the Board shall automatically be increased by two and the holders of Series F Preferred Stock, together with the holders of any outstanding Voting Preferred Stock then entitled to vote for additional directors, voting together as a single class in proportion to their respective Stated Amounts, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”) by a plurality of the votes cast; provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of the Stock Exchange, including that listed companies must have a majority of independent directors, and provided further that the Board shall at no time include more than two Preferred Stock Directors (including, for purposes of this limitation, all directors that the holders of any series of Voting Preferred Stock are entitled to elect pursuant to like voting rights). In the event that the holders of Series F Preferred Stock and such other holders of Voting Preferred Stock shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 10% of the Stated Amount of the Series F Preferred Stock and each other series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of stockholders, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series F Preferred Stock or Voting Preferred Stock, and delivered to the Corporate Secretary of the Corporation in such manner as provided for in Section 9 below, or as may otherwise be required or permitted by applicable law. If the

Corporation fails to call a special meeting for the election of the Preferred Stock Directors within 20 days of receiving proper notice, any holder of Series F Preferred Stock or any class or series of Voting Preferred Stock may call such a meeting at the Corporation’s expense solely for the election of the Preferred Stock Directors, and for this purpose and no other (unless provided otherwise by applicable law) such Preferred Stock holder shall have access to the Corporation’s stock ledger relating to Series F Preferred Stock and any series of Voting Preferred Stock.
Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of Series F Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts). The Preferred Stock Directors elected at any such special meeting shall hold office until the next annual meeting of stockholders if such office shall not have previously terminated as provided below. In case any vacancy shall occur among the Preferred Stock Directors, a successor shall be elected by the Board to serve until the next annual meeting of stockholders on the nomination of the then remaining Preferred Stock Director or, if no Preferred Stock Director remains in office, by a vote of the holders of record of the Series F Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class in proportion to their respective Stated Amounts), provided that the election of any such directors shall not cause the Corporation to violate the corporate governance requirements of the Stock Exchange, including that listed companies must have a majority of independent directors. If elected by stockholders, the successor shall be elected by a plurality of the votes cast. Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Directors after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by the Board on the nomination of the then remaining Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.
If and when (i) dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series F Preferred Stock on four consecutive Dividend Payment Dates following a Nonpayment Event, and (ii) the rights of holders of any Voting Preferred Stock to participate in electing the Preferred Stock Directors shall have ceased, the right of holders of the Series F Preferred Stock to participate in the election of Preferred Stock Directors shall cease (but subject always to the revesting of such voting rights in the case of any future Nonpayment Event), the terms of office of all the Preferred Stock Directors shall immediately terminate, and the number of directors constituting the Board shall automatically be reduced accordingly. In determining whether dividends have been paid for at least four consecutive quarterly Dividend Periods following a Nonpayment Event, the Corporation may take account of any dividend it elects to pay for any Dividend Period after the regular Dividend Payment Date for that period has passed. If and when the rights of holders of Series F Preferred Stock terminate for any reason, such voting rights shall terminate along with the other rights (except, if applicable, the right to receive the redemption price, together with any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date), and the terms of any Preferred Stock Directors shall terminate automatically and the number of directors reduced by two, assuming that the rights of holders of Voting Preferred Stock have similarly terminated.
(c) Other Voting Rights. So long as any shares of Series F Preferred Stock remain outstanding, in addition to any other vote or consent of stockholders required by law or by the Charter, the affirmative vote or consent of the holders of at least two-thirds of all outstanding shares of the Series F Preferred Stock, will be necessary to:
(i) amend or alter the Charter to authorize or increase the authorized amount of, or issue, any shares of a class or series of the Corporation’s capital stock ranking senior to the Series F Preferred Stock in the payment of dividends or in the distribution of assets on any liquidation, dissolution or winding up of the Corporation, or issue any obligation or security convertible into or evidencing the right to purchase any such shares;

(ii) amend, alter or repeal the provisions of the Charter so as to materially and adversely affect the powers, preferences, or rights of the Series F Preferred Stock, taken as a whole; or
(iii) consummate (x) a binding share-exchange or reclassification involving the Series F Preferred Stock, or (y) the merger, consolidation or other business combination of the Corporation with any other entity, including a transaction in which the holders of Series F Preferred Stock receive cash, securities or property for their shares, or the sale, lease, conveyance, transfer or exchange of all or substantially all of the assets of the Corporation for cash, securities or other property, unless in each case (A) the shares of the Series F Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, the Series F Preferred Stock is converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent and (B) such shares remaining outstanding or such preference securities, as the case may be, have such powers, preferences and rights, and such qualifications, limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Series F Preferred Stock immediately prior to such consummation, taken as a whole;
provided, however, that for all purposes of this Section 7(c), any increase in the amount of the authorized or issued Series F Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any Parity Stock or Junior Stock (whether dividends payable on such securities, if any, are cumulative or non-cumulative) will not be deemed to adversely affect the powers, preferences or rights of the Series F Preferred Stock.
The holders of the Series F Preferred Stock shall have exclusive voting rights on any Charter amendment that would alter only the contract rights, as expressly set forth in the Charter, of the Series F Preferred Stock.
(d) Changes Permitted without Consent. Without the consent of the holders of the Series F Preferred Stock, so long as such action does not adversely affect the powers, preferences and rights of the Series F Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series F Preferred Stock:
(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in these Articles Supplementary for the Series F Preferred Stock that may be defective or inconsistent; or
(ii) to make any provision with respect to matters or questions arising with respect to the Series F Preferred Stock that is not inconsistent with the provisions of these Articles Supplementary.
(e) Changes after Provision for Redemption. The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding shares of Series F Preferred Stock shall have been redeemed or called for redemption on proper notice and sufficient funds have been set aside by the Corporation for the benefit of the holders of the Series F Preferred Stock to effect the redemption.
(f) Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the holders of Series F Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board (or a duly authorized committee of the Board), in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Charter, the Bylaws, applicable law and the Stock Exchange.
Section 8. Record Holders.
To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the record holder of any share of Series F Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor the Transfer Agent shall be affected by any notice to the contrary.

Section 9. Notices.
All notices or communications in respect of the Series F Preferred Stock will be sufficiently given if given in writing and delivered in person or by first class mail, postage prepaid, or if given in such other manner as may be permitted in these Articles Supplementary, in the Charter or in the Bylaws or by applicable law.
Section 10. Other Rights.
The shares of Series F Preferred Stock will not have any powers, preferences or rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Charter. The holders of Series F Preferred Stock shall not have any preemptive rights or conversion rights.
Section 11. Certificates.
The Corporation may at its option issue shares of Series F Preferred Stock without certificates.
SECOND: The shares of Series F Preferred Stock have been classified and designated by the Board under the authority contained in the Charter.
THIRD: These Articles Supplementary have been approved by the Board in the manner and by the vote required by law.
FOURTH: The undersigned Chairman, Chief Executive Officer and President acknowledges these Articles Supplementary to be the corporate act of the Corporation and, as to all matters or facts required to be verified under oath, the undersigned Chairman, Chief Executive Officer and President acknowledges that, to the best of his knowledge, information and belief, these matters and facts are true in all material respects and that this statement is made under the penalties for perjury.
[Signature Page Follows]

IN WITNESS WHEREOF, the Corporation has caused these Articles Supplementary to be signed in its name and on its behalf by its Chairman, Chief Executive Officer and President and attested to by its Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer on this [•] day of [•].
Banc of California, Inc.
By:
Name:	Jared Wolff
Title:	Chairman, Chief Executive Officer and President

ATTEST:
By:
Name:	Ido Dotan
Title:	Executive Vice President, General Counsel, Corporate Secretary and Chief Administrative Officer
[Signature Page to Articles Supplementary]

Annex J
BANC OF CALIFORNIA, INC.
AMENDED AND RESTATED
2018 OMNIBUS STOCK
INCENTIVE PLAN
Section 1. Purpose; Definitions
The purpose of this Plan is to give the Company a competitive advantage in attracting, retaining and motivating officers, employees, directors and/or consultants and to provide the Company and its Subsidiaries and Affiliates with a long-term incentive plan providing incentives directly linked to stockholder value. Certain terms used herein have definitions given to them in the first place in which they are used. In addition, for purposes of this Plan, the following terms are defined as set forth below:
(a) “Affiliate” means a corporation or other entity controlled by, controlling or under common control with the Company.
(b) “Applicable Exchange” means the New York Stock Exchange or such other securities exchange as may at the applicable time be the principal market for the Common Stock.
(c) “Award” means an Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Performance Unit or Other Stock-Based Award granted pursuant to the terms of this Plan.
(d) “Award Agreement” means a written or electronic agreement, contract or other instrument or document setting forth the terms and conditions of a specific Award, as the Committee shall determine, consistent with the Plan.
(e) “Bank” means Banc of California, N.A., a national banking association, or any successor thereto.
(f) “Board” means the Board of Directors of the Company.
(g) “Cash Award” means an Award granted pursuant to Section 9(b) hereof.
(h) “Cause” means, unless otherwise provided in an Award Agreement, (i) “Cause” as defined in any Individual Agreement to which the applicable Participant is a party, or (ii) if there is no such Individual Agreement or if it does not define “Cause”: (A) conviction of the Participant for committing a felony under federal law or the law of the state in which such action occurred, (B) dishonesty in the course of fulfilling the Participant’s employment duties, (C) failure on the part of the Participant to perform substantially such Participant’s employment duties in any material respect, (D) a material violation of any Company policy, including the Company’s ethics and compliance program, (E) willful misconduct, gross negligence or fraud in the commission of a Participant’s employment or other services to the Company and its Affiliates, or (F) before a Change in Control, such other events as shall be determined by the Committee and set forth in a Participant’s Award Agreement.
(i) “Change in Control” has the meaning set forth in Section 10(e).
(j) “Code” means the Internal Revenue Code of 1986, as amended from time to time, and any successor thereto, the Treasury Regulations thereunder and other relevant interpretive guidance issued by the Internal Revenue Service or the Treasury Department. Reference to any specific section of the Code shall be deemed to include such regulations and guidance, as well as any successor provision of the Code.
(k) “Commission” means the Securities and Exchange Commission or any successor agency.
(l) “Committee” has the meaning set forth in Section 2(a).
(m) “Common Stock” means common stock, par value $.01 per share, of the Company.
(n) “Company” means Banc of California, Inc., a Maryland corporation, or any successor thereto.
(o) “Disability” means (i) “Disability” as defined in any Individual Agreement to which the Participant is a party, (ii) if there is no such Individual Agreement or it does not define “Disability,” disability of a Participant means the Participant is (A) unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, or (B) by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Company. The Committee may require such medical or other evidence as it deems necessary to judge the nature and duration of the Participant’s condition. Notwithstanding the above, with respect to an Incentive Stock Option, Disability shall mean Permanent and Total Disability as defined in Section 22(e)(3) of the Code.
(p) “Disaffiliation” means a Subsidiary’s or Affiliate’s ceasing to be a Subsidiary or Affiliate for any reason (including, without limitation, as a result of a public offering, or a spinoff or sale by the Company, of the stock of the Subsidiary or Affiliate) or a sale of a division of the Company and its Affiliates.
(q) “Effective Date” has the meaning set forth in Section 13(a).
(r) “Eligible Individuals” means directors, officers, employees and consultants of the Company or any of its Subsidiaries or Affiliates, who are in each case natural persons.
(s) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time, and any successor thereto.
(t) “Fair Market Value” means, unless otherwise determined by the Committee, the closing price of a share of Common Stock on the Applicable Exchange on the last trading day immediately preceding the date in question, as reported by such source as the Committee may select. If the Common Stock is not listed on a national securities exchange, Fair Market Value shall be determined by the Committee in its good faith discretion using a reasonable valuation method which shall include consideration of the following factors, as applicable: (i) the value of the Company’s tangible and intangible assets; (ii) the present value of the Company’s anticipated future cash-flows; (iii) the market value of stock or equity interests in similar corporations and other entities engaged in substantially similar trades or businesses, the value of which can be readily determined objectively (such as through trading prices on an established securities market or an amount paid in an arm’s-length private transaction); (iv) control premiums or discounts for lack of marketability; (v) recent arm’s-length transactions involving the sale or transfer of such stock or equity interests; and (vi) other relevant factors.
(u) “Free-Standing SAR” has the meaning set forth in Section 5(b).
(v) “Full-Value Award” means any Award other than an Option or Stock Appreciation Right.
(w) “Good Reason” has the meaning set forth in Section 10(e).
(x) “Grant Date” means (i) the date on which the Committee by resolution selects an Eligible Individual to receive a grant of an Award and determines the number of Shares to be subject to such Award, or (ii) such later date as the Committee shall provide in such resolution.
(y) “Incentive Stock Option” means any Option that is designated in the applicable Award Agreement as an “incentive stock option” within the meaning of Section 422 of the Code, and that in fact so qualifies.
(z) “Individual Agreement” means an employment, consulting or similar agreement between a Participant and the Company or one of its Subsidiaries or Affiliates.
(aa) “Nonqualified Option” means any Option that is not an Incentive Stock Option.
(bb) “Option” means an Incentive Stock Option or a Nonqualified Option granted under Section 5.
(cc) “Other Stock-Based Award” means Awards of Common Stock and other Awards that are valued in whole or in part by reference to, or are otherwise based upon, Common Stock, including (without limitation) unrestricted stock, dividend equivalents, and convertible debentures.
(dd) “Participant” means an Eligible Individual to whom an Award is or has been granted.
(ee) “Performance Goals” means the performance goals, if any, established by the Committee in connection with the grant of an Award.

(ff) “Performance Period” means that period established by the Committee at the time any Performance Unit is granted or at any time thereafter during which any Performance Goals specified by the Committee with respect to such Award are to be measured; provided, that such period shall be no shorter than a fiscal quarter.
(gg) “Performance Unit” means any Award granted under Section 8 of a unit valued by reference to a designated amount of cash, Shares or other property, which value may be paid to the Participant by delivery of such property as the Committee shall determine, including, without limitation, cash, Shares, or any combination thereof, upon achievement of such Performance Goals during the Performance Period as the Committee shall establish at the time of such grant or thereafter.
(hh) “Plan” means this Banc of California, Inc. Amended and Restated 2018 Omnibus Stock Incentive Plan, as set forth herein and as hereafter amended from time to time.
(ii) “Replaced Award” has the meaning set forth in Section 10(b).
(jj) “Replacement Award” has the meaning set forth in Section 10(b).
(kk) “Restricted Stock” means an Award granted under Section 6.
(ll) “Restricted Stock Unit” has the meaning set forth in Section 7.
(mm) “Retirement” means, unless otherwise set forth in an Award Agreement, the Participant’s Termination of Employment after the attainment of age 65 or the attainment of age 55 and at least 15 years of service.
(nn) “Share” means a share of Common Stock.
(oo) “Stock Appreciation Right” has the meaning set forth in Section 5(b).
(pp) “Subsidiary” means any corporation, partnership, joint venture, limited liability company or other entity during any period in which at least a majority of the voting or profits interest is owned, directly or indirectly, by the Company or any successor to the Company.
(qq) “Substitute Awards” means Awards granted or Shares issued by the Company in assumption of, or in substitution or exchange for, awards previously granted, or the right or obligation to make future awards, in each case by a company or other entity acquired by the Company or any Subsidiary of the Company or with which the Company or any Subsidiary of the Company combines.
(rr) “Tandem SAR” has the meaning set forth in Section 5(b).
(ss) “Term” means the maximum period during which an Option or Stock Appreciation Right may remain outstanding, subject to earlier termination upon Termination of Employment or otherwise, as specified in the applicable Award Agreement.
(tt) “Termination of Employment” means the termination of the applicable Participant’s employment with, or performance of services for, the Company and any of its Subsidiaries or Affiliates. Unless otherwise determined by the Committee, (i) if a Participant’s employment with the Company and its Affiliates terminates but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be deemed a Termination of Employment and (ii) a Participant employed by, or performing services for, a Subsidiary or an Affiliate or a division of the Company and its Affiliates shall be deemed to incur a Termination of Employment if, as a result of a Disaffiliation, such Subsidiary, Affiliate, or division ceases to be a Subsidiary, Affiliate or division, as the case may be, and the Participant does not immediately thereafter become an employee of, or service provider for, the Company or another Subsidiary or Affiliate. Temporary absences from employment because of illness, vacation or leave of absence and transfers among the Company and its Subsidiaries and Affiliates shall not be considered Terminations of Employment.
Section 2. Administration
(a) Committee. The Plan shall be administered by the Joint Compensation, Nominating and Corporate Governance Committee of the Board or such other committee of the Board or subcommittee as the Board may from time to time designate (the “Committee”), which shall be composed of not less than two directors, and shall be appointed by and serve at the pleasure of the Board. Subject to the discretion of the Board, the Committee shall be composed entirely of individuals who meet the qualifications of (i) a “non-employee director” within the meaning of Rule 16b-3 and (ii) any other qualifications required by the applicable stock exchange on which the Common Stock is traded. The Board may exercise discretion to administer the Plan in lieu of the Committee, in which case, references herein to the Committee shall be deemed to refer to the Board. The Committee shall, subject to Section 12, have plenary authority to grant Awards pursuant to the terms of the Plan to Eligible Individuals. Among other things, the Committee shall have the authority, subject to the terms and conditions of the Plan:
(i) to select the Eligible Individuals to whom Awards may from time to time be granted;
(ii) to determine whether and to what extent Incentive Stock Options, Nonqualified Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Performance Units, Other Stock-Based Awards, or any combination thereof, are to be granted hereunder;
(iii) to determine the number of Shares to be covered by each Award granted hereunder;
(iv) to determine the terms and conditions of each Award granted hereunder, based on such factors as the Committee shall determine;
(v) subject to Section 13, to modify, amend or adjust the terms and conditions of any Award;
(vi) to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan as it shall from time to time deem advisable;
(vii) to interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreement relating thereto);
(viii) subject to Section 13, to accelerate the vesting or lapse of restrictions of any outstanding Award, based in each case on such considerations as the Committee in its sole discretion determines, including, without limitation, in the case of a Participant’s Termination of Employment for Retirement;
(ix) to decide all other matters that must be determined in connection with an Award;
(x) to determine whether, to what extent and under what circumstances cash, Shares and other property and other amounts payable with respect to an Award under this Plan shall be deferred either automatically or at the election of the Participant;
(xi) to establish any “blackout” period that the Committee in its sole discretion deems necessary or advisable; and
(xii) to otherwise administer the Plan.
(b) Procedures.
(i) The Committee may act only by a majority of its members then in office, except that the Committee may, except to the extent prohibited by applicable law or the listing standards of the Applicable Exchange and subject to Section 12, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it.
(ii) Any authority granted to the Committee may also be exercised by the full Board. To the extent that any permitted action taken by the Board conflicts with action taken by the Committee, the Board action shall control.
(c) Discretion of Committee. Subject to Section 12(a), any determination made by the Committee or by an appropriately delegated officer pursuant to delegated authority under the provisions of the Plan with respect to any Award shall be made in the sole discretion of the Committee or such delegate at the time of the grant of the Award or, unless in contravention of any express term of the Plan, at any time thereafter. All decisions made by the Committee or any appropriately delegated officer pursuant to the provisions of the Plan shall be final, binding and conclusive on all persons, including the Company, Participants, and Eligible Individuals.

(d) Cancellation or Suspension. Subject to Section 5(d), the Committee shall have full power and authority to determine whether, to what extent and under what circumstances any Award shall be canceled or suspended. In particular, but without limitation, all outstanding Awards to any Participant may be canceled if the Participant, without the consent of the Committee, while employed by the Company or after termination of such employment, in either case prior to a Change in Control, becomes associated with, employed by, renders services to, or owns any interest in (other than any nonsubstantial interest, as determined by the Committee), any business that is in competition with the Company or with any business in which the Company has a substantial interest, as determined by the Committee or any one or more senior managers or committee of senior managers to whom the authority to make such determination is delegated by the Committee.
(e) Award Agreements. The terms and conditions of each Award, as determined by the Committee, shall be set forth in a written (or electronic) Award Agreement, which shall be delivered to the Participant receiving such Award upon, or as promptly as is reasonably practicable following, the grant of such Award. The effectiveness of an Award shall be subject to the Award Agreement’s being signed by the Company and the Participant receiving the Award unless otherwise provided in the Award Agreement. Award Agreements may be amended only in accordance with Section 13 hereof.
Section 3. Common Stock Subject to Plan
(a) Plan Maximums. The maximum number of Shares and/or Options and/or Stock Appreciation Rights that may be granted pursuant to Awards under the Plan shall be (i) [  ] Shares plus (ii) the number of Shares available for new awards under the Company’s 2018 Omnibus Stock Incentive Plan (the “Prior Plan”) immediately prior to the Effective Date (collectively, the “Share Limit”). The maximum number of Shares that may be granted pursuant to Options intended to be Incentive Stock Options shall be equal to the Share Limit. Shares subject to an Award under the Plan may be authorized and unissued Shares. On and after the Effective Date, no new awards may be granted under the Prior Plan or the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan, as assumed by the Company following the Effective Time, it being understood that (A) awards outstanding under such plans as of the Effective Date shall remain in full force and effect under such plans according to their respective terms, and (B) to the extent that any such award under the Prior Plan is forfeited, terminates, expires or lapses without being exercised (to the extent applicable), or is settled for cash, the Shares subject to such award not delivered as a result thereof shall again be available for Awards under this Plan; provided, however, that dividend equivalents may continue to be issued under such plans in respect of awards granted under such plans which are outstanding as of the Effective Date.
(b) Limit for Non-Employee Directors. No Participant who is a non-employee director of the Company may be granted Awards covering in excess of 25,000 Shares during any calendar year.
(c) Rules for Calculating Shares Delivered. To the extent that any Award is forfeited, or any Option and the related Tandem SAR (if any) or Free-Standing SAR terminates, expires or lapses without being exercised, or any Award is settled for cash, the Shares subject to such Awards not delivered as a result thereof shall again be available for Awards under the Plan. Shares tendered or withheld to pay the exercise price of an Option and Shares tendered or withheld to satisfy tax withholding obligations with respect to any Award shall not be available for future Awards under the Plan. To the extent that Shares are delivered pursuant to the exercise of a Stock Appreciation Right (whether a Tandem SAR or a Free-Standing SAR), the number of underlying Shares as to which the exercise related shall be counted against the Share Limit, as opposed to only counting the net Shares issued.
(d) Adjustment Provision. In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, disposition for consideration of the Company’s direct or indirect ownership of a Subsidiary or Affiliate (including by reason of a Disaffiliation), or similar event affecting the Company or any of its Subsidiaries (each, a “Corporate Transaction”), the Committee or the Board may in its discretion make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the event of a stock dividend, stock split, reverse stock split, reorganization, share combination, or recapitalization or similar event affecting the capital structure of the Company, or a Disaffiliation, separation or spinoff, in each case without consideration, or other extraordinary dividend of cash or other property to the Company’s stockholders (each, a “Share Change”), the Committee or the Board shall make such substitutions or adjustments as it deems appropriate and equitable to (A) the aggregate number and kind of Shares or other securities reserved for issuance and delivery under the Plan, (B) the various maximum limitations set forth in Sections 3(a) and 3(b) upon certain types of Awards and upon the grants to individuals of certain types of Awards, (C) the number and kind of Shares or other securities subject to outstanding Awards; and (D) the exercise price of outstanding Awards. In the case of Corporate Transactions, such adjustments may include, without limitation, (1) the cancellation of outstanding Awards in exchange for payments of cash, property or a combination thereof having an aggregate value equal to the value of such Awards (or the cancellation of any out-of-the money Option or Stock Appreciation Right without any consideration being paid in connection with such cancellation), as determined by the Committee or the Board in its sole discretion (it being understood that in the case of a Corporate Transaction with respect to which stockholders of Common Stock receive consideration other than publicly traded equity securities of the ultimate surviving entity, any such determination by the Committee that the value of an Option or Stock Appreciation Right shall for this purpose be deemed to equal the excess, if any, of the value of the consideration being paid for each Share pursuant to such Corporate Transaction over the exercise price of such Option or Stock Appreciation Right shall conclusively be deemed valid); (2) the substitution of other property (including, without limitation, cash or other securities of the Company and securities of entities other than the Company) for the Shares subject to outstanding Awards; and (3) in connection with any Disaffiliation, arranging for the assumption of Awards, or replacement of Awards with new awards based on other property or other securities (including, without limitation, other securities of the Company and securities of entities other than the Company), by the affected Subsidiary, Affiliate, or division or by the entity that controls such Subsidiary, Affiliate, or division following such Disaffiliation (as well as any corresponding adjustments to Awards that remain based upon Company securities). The Committee may adjust the Performance Goals applicable to any Awards to reflect any unusual or non-recurring events and other extraordinary items, impact of charges for restructurings, discontinued operations, and the cumulative effects of accounting or tax changes, each as defined by generally accepted accounting principles or as identified in the Company’s financial statements, notes to the financial statements, management’s discussion and analysis or other the Company’s SEC filings.
(e) Section 409A. Notwithstanding the foregoing: (i) any adjustments made pursuant to Section 3(d) to Awards that are considered “deferred compensation” within the meaning of Section 409A of the Code shall be made in compliance with the requirements of Section 409A of the Code; and (ii) any adjustments made pursuant to Section 3(d) to Awards that are not considered “deferred compensation” subject to Section 409A of the Code shall be made in such a manner as to ensure that after such adjustments, either (A) the Awards continue not to be subject to Section 409A of the Code or (B) there does not result in the imposition of any penalty taxes under Section 409A of the Code in respect of such Awards.
(f) Minimum Vesting. All Awards (excluding Substitute Awards) granted pursuant to the Plan shall have at the time of grant a minimum vesting period of at least one year from the date of grant, provided, that Awards for up to 5% of the Share Limit may provide for a shorter vesting period at the time of grant.
(g) Dividends and Dividend Equivalents. In no event shall dividends or dividend equivalents be paid with respect to Options or Stock Appreciation Rights. Notwithstanding any other provision of the Plan to the contrary, with respect to any Award that provides for or includes a right to dividends or dividend equivalents, if dividends are declared during the period that such Award is outstanding, such dividends (or dividend equivalents) shall, as determined by the Committee and set forth in the applicable Award Agreement, either (i) not be paid or credited with respect to such Award, (ii) be accumulated and deferred but remain subject to vesting requirement(s) to the same extent as the applicable Award and only be paid at the time or times such vesting requirement(s) are satisfied or (iii) in the case of cash dividends paid with respect to an Award of Restricted Stock, be reinvested in additional Restricted Stock held subject to the vesting of the underlying Restricted Stock, in accordance with Section 6(b)(iii).
(h) Substitute Awards. In connection with an entity’s merger or consolidation with the Company or any Subsidiary of the Company or the Company’s or any Subsidiary of the Company’s acquisition of an entity’s property or stock, the Committee may grant Awards in substitution for any options or other stock or stock-based awards granted before such merger or consolidation by such entity or its affiliate. Substitute Awards may be granted on such terms and conditions as the Committee deems appropriate, notwithstanding limitations on Awards in the Plan. Substitute Awards will not count against the Share Limit (nor shall Shares subject to a Substitute Award be added to the Shares available for Awards under the Plan), except that Shares acquired by exercise of substitute Incentive Stock Options will count against the maximum number of Shares that may be issued pursuant to the exercise of Incentive Stock Options under the Plan.
Section 4. Eligibility
Awards may be granted under the Plan to Eligible Individuals; provided, however, that Incentive Stock Options may be granted only to employees of the Company and its subsidiaries or parent corporation (within the meaning of Section 424(f) of the Code).
Section 5. Options and Stock Appreciation Rights
(a) Types of Options. Options may be of two types: Incentive Stock Options and Nonqualified Options. The Award Agreement for an Option shall indicate whether the Option is intended to be an Incentive Stock Option or a Nonqualified Option.
(b) Types and Nature of Stock Appreciation Rights. Stock Appreciation Rights may be “Tandem SARs” which are granted in conjunction with an Option, or “Free-Standing SARs” which are not granted in conjunction with an Option. Upon the exercise of a Stock Appreciation Right, the Participant shall be entitled to receive an amount in cash, Shares, or both, in value equal to the product of (i) the excess of the Fair Market Value of one Share at the time of exercise over the exercise price of the applicable Stock Appreciation Right, multiplied by (ii) the number of Shares in respect of which the Stock Appreciation Right has been exercised. The applicable Award Agreement shall specify whether such payment is to be made in cash or Common Stock or both, or shall reserve to the Committee or the Participant the right to make that determination prior to or upon the exercise of the Stock Appreciation Right.
(c) Tandem SARs. A Tandem SAR may be granted at the Grant Date of the related Option. A Tandem SAR shall be exercisable only at such time or times and to the extent that the related Option is exercisable in accordance with the provisions of this Section 5, and shall have the same exercise price as the related Option. A Tandem SAR shall terminate or be forfeited upon the exercise or forfeiture of the related Option, and the related Option shall terminate or be forfeited upon the exercise or forfeiture of the Tandem SAR.
(d) Exercise Price. The exercise price per Share subject to an Option or Free-Standing SAR shall be determined by the Committee and set forth in the applicable Award Agreement, and, except with respect to Substitute Awards, shall not be less than the Fair Market Value of a share of the Common Stock on the applicable Grant Date, provided, that in the case of an Incentive Stock Option granted to an owner of more than 10% of the Shares, the exercise price per Share shall not be less than 110% of the Fair Market Value on the applicable Grant Date. In no event may any Option or Stock Appreciation Right granted under this Plan be amended, other than pursuant to Section 3(d), to decrease the exercise price thereof, be cancelled in conjunction with the grant of any new Award or new Option or Free-Standing SAR with a lower exercise price, or otherwise be subject to any action that would be treated, under the Applicable Exchange listing standards or for accounting purposes, as a “repricing” of such Option or Free-Standing SAR, or to cancel any Option or Free-Standing SAR with an exercise price that is above the then-current Fair Market Value of a Share, in exchange for cash, property or other securities, unless, in each case, such amendment, cancellation, or action is approved by the Company’s stockholders.
(e) Term. The Term of each Option and each Free-Standing SAR shall be fixed by the Committee, but shall not exceed ten years from the Grant Date, provided, that in the case of an Incentive Stock Option granted to an owner of more than 10% of the Shares, the Term shall not exceed five years from the Grant Date.
(f) Vesting and Exercisability. Except as otherwise provided herein and subject to Section 3(f), Options and Free-Standing SARs shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee. The aggregate Fair Market Value (determined with respect to each Incentive Stock Option at the time such Incentive Stock Option is granted) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by a Participant during any calendar year (under the Plan or any other plan of the Company and its subsidiaries or parent corporation) shall not exceed $100,000.
(g) Method of Exercise. Subject to the provisions of this Section 5, Options and Stock Appreciation Rights may be exercised, in whole or in part, at any time during the applicable term by giving written notice of exercise to the Company specifying the number of shares of Common Stock as to which the Option or Stock Appreciation Right is being exercised. In the case of the exercise of an Option, such notice shall be accompanied by payment in full of the purchase price (which shall equal the product of such number of shares multiplied by the applicable exercise price) by certified or bank check or such other instrument as the Company may accept or, if approved by the Committee, payment, in full or in part and in any combination, may also be made as follows:
(i) Payments may be made in the form of unrestricted shares of Common Stock (by delivery of such shares or by attestation) of the same class as the Common Stock subject to the Option already owned by the Participant (based on the Fair Market Value of the Common Stock on the date the Option is exercised).
(ii) To the extent permitted by applicable law, payment may be made by delivering a properly executed exercise notice to the Company, together with a copy of irrevocable instructions to a broker to deliver promptly to the Company the amount of sale proceeds necessary to pay the purchase price, and, if requested, the amount of any federal, state, local or foreign withholding taxes. To facilitate the foregoing, the Company may, to the extent permitted by applicable law, enter into agreements for coordinated procedures with one or more brokerage firms.
(iii) Payment may be made by instructing the Company to withhold a number of shares of Common Stock having a Fair Market Value (based on the Fair Market Value of the Common Stock on the date the applicable Option is exercised) equal to the product of (A) the exercise price multiplied by (B) the number of shares of Common Stock in respect of which the Option shall have been exercised.
(h) Delivery; Rights of Stockholders. No Shares shall be delivered pursuant to the exercise of an Option until the exercise price therefor has been fully paid and applicable taxes have been withheld. The applicable Participant shall have all of the rights of a stockholder of the Company holding the class or series of Common Stock that is subject to the Option or Stock Appreciation Right (including, if applicable, the right to vote the applicable Shares and the right to receive dividends) when the Participant (i) has given written notice of exercise, (ii) if requested, has given the representation described in Section 15(a), and (iii) in the case of an Option, has paid in full for such Shares.
(i) Nontransferability of Options and Stock Appreciation Rights. No Option or Free-Standing SAR shall be transferable by a Participant other than, for no value or consideration, (i) by will or by the laws of descent and distribution, or (ii) in the case of a Nonqualified Option or Free-Standing SAR, as otherwise expressly permitted by the Committee including, if so permitted, pursuant to a transfer to the Participant’s family members, whether directly or indirectly or by means of a trust or partnership or otherwise (for purposes of this Plan, unless otherwise determined by the Committee, “family member” shall have the meaning given to such term in General Instructions A.1(a)(5) to Form S-8 under the Securities Act of 1933, as amended, and any successor thereto). A Tandem SAR shall be transferable only with the related Option as permitted by the preceding sentence. Any Option or Stock Appreciation Right shall be exercisable, subject to the terms of this Plan, only by the applicable Participant, the guardian or legal representative of such Participant, or any person to whom such Option or Stock Appreciation Right is permissibly transferred pursuant to this Section 5(i), it being understood that the term “Participant” includes such guardian, legal representative and other transferee; provided, however, that the term “Termination of Employment” shall continue to refer to the Termination of Employment of the original Participant.
(j) Termination of Employment. A Participant’s Options and Stock Appreciation Rights shall be forfeited upon his or her Termination of Employment, except as set forth below:
(i) Upon a Participant’s Termination of Employment for any reason other than death, Disability, Retirement or Cause, any Option or Stock Appreciation Right held by the Participant that was exercisable immediately before the Termination of Employment may be exercised, to the extent it was then exercisable, at any time until the earlier of (A) the ninetieth (90th) day following such Termination of Employment and (B) expiration of the Term thereof;
(ii) Upon a Participant’s Termination of Employment by reason of the Participant’s death, any Option or Stock Appreciation Right held by the Participant shall vest in full and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the earlier of (i) the third anniversary of the date of such death and (ii) the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof; and
(iii) Upon a Participant’s Termination of Employment by reason of Disability, any Option or Stock Appreciation Right held by the Participant shall vest in full and be exercisable at any time until (A) in the case of Nonqualified Options and Stock Appreciation Rights, the expiration of the Term thereof, and (B) in the case of Incentive Stock Options, the earlier of (x) the first anniversary of the date of such Termination of Employment and (y) the expiration of the Term thereof.
(k) Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 6. Restricted Stock
(a) Nature of Awards and Certificates. Shares of Restricted Stock are actual Shares issued to a Participant and shall be evidenced in such manner as the Committee may deem appropriate, including book-entry registration or issuance of one or more stock certificates. Any certificate issued in respect of Shares of Restricted Stock shall be registered in the name of the applicable Participant and shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:
“The transferability of this certificate and the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Banc of California, Inc. Amended and Restated 2018 Omnibus Stock Incentive Plan and an Award Agreement. Copies of such Plan and Award Agreement are on file at the offices of Banc of California, Inc., 3 MacArthur Place, Santa Ana, California 92707.”
The Committee may require that the certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed and that, as a condition of any Award of Restricted Stock, the applicable Participant shall have delivered a stock power, endorsed in blank, relating to the Common Stock covered by such Award.
(b) Terms and Conditions. Shares of Restricted Stock shall be subject to the following terms and conditions:
(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of an Award of Restricted Stock upon the continued employment or service of the applicable Participant, or (B) the grant or vesting of an Award of Restricted Stock upon the attainment of Performance Goals or the attainment of Performance Goals and the continued employment or service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Awards (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient.
(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Award for which such vesting restrictions apply (the “Restriction Period”), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Shares of Restricted Stock.
(iii) Except as provided in this Section 6 and in the applicable Award Agreement, the applicable Participant shall have, with respect to the Shares of Restricted Stock, all of the rights of a stockholder of the Company holding the class or series of Common Stock that is the subject of the Restricted

Stock, including, if applicable, the right to vote the Shares and, subject to Section 3(g), the right to receive upon the vesting of the Shares any cash dividends paid on the Shares during the Restriction Period. If so determined by the Committee in the applicable Award Agreement and subject to Section 15(f), (A) cash dividends on the class or series of Common Stock that is the subject of the Restricted Stock Award shall instead be reinvested in additional Restricted Stock held subject to the vesting of the underlying Restricted Stock, and (B) subject to any adjustment pursuant to Section 3(d), dividends payable in Common Stock shall be paid in the form of Restricted Stock of the same class as the Common Stock with which such dividend was paid, held subject to the vesting of the underlying Restricted Stock.
(iv) If and when any applicable Performance Goals are satisfied and the Restriction Period expires without a prior forfeiture of the Shares of Restricted Stock for which legended certificates have been issued, unlegended certificates for such Shares shall be delivered to the Participant upon surrender of the legended certificates.
(v) Upon a Participant’s Termination of Employment by reason of death or Disability, any then-remaining portion of the Restriction Period with respect to the Participant’s Award of Restricted Stock shall lapse as of the date of termination. Upon a Participant’s Termination of Employment for any other reason during the Restriction Period with respect to the Participant’s Award of Restricted Stock, all Shares of Restricted Stock still then subject to the Restriction Period shall become forfeited. Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 7. Restricted Stock Units
(a) Nature of Awards. Restricted stock units and deferred share rights (together, “Restricted Stock Units”) are Awards denominated in Shares that will be settled, subject to the terms and conditions of the Restricted Stock Units, in an amount in cash, Shares or both, based upon the Fair Market Value of a specified number of Shares.
(b) Terms and Conditions. Restricted Stock Units shall be subject to the following terms and conditions:
(i) The Committee shall, prior to or at the time of grant, condition (A) the vesting of Restricted Stock Units upon the continued employment or service of the applicable Participant, or (B) the grant or vesting of Restricted Stock Units upon the attainment of Performance Goals or the attainment of Performance Goals and the continued employment or service of the applicable Participant. The conditions for grant or vesting and the other provisions of Restricted Stock Units (including without limitation any applicable Performance Goals) need not be the same with respect to each recipient. An Award of Restricted Stock Units shall be settled as and when the Restricted Stock Units vest, at a later time specified by the Committee or in the applicable Award Agreement, or, if the Committee so permits, in accordance with an election of the Participant.
(ii) Subject to the provisions of the Plan and the applicable Award Agreement, during the period, if any, set by the Committee, commencing with the date of such Restricted Stock Units for which such vesting restrictions apply (the “Restriction Period”), and until the expiration of the Restriction Period, the Participant shall not be permitted to sell, assign, transfer, pledge or otherwise encumber Restricted Stock Units.
(iii) The Award Agreement for Restricted Stock Units shall specify whether, to what extent and on what terms and conditions the applicable Participant shall be entitled to receive payments of cash, Common Stock or other property corresponding to the dividends payable on the Common Stock (subject to Sections 3(g) and 14(e)).
(iv) Upon a Participant’s Termination of Employment by reason of death or Disability, any then-remaining portion of the Restriction Period with respect to the Participant’s Award of Restricted Stock Units shall lapse as of the date of termination. Upon a Participant’s Termination of Employment for any other reason during the Restriction Period with respect to the Participant’s Award of Restricted

Stock Units, all Restricted Stock Units still then subject to the Restriction Period shall become forfeited. Notwithstanding the foregoing, the Committee shall have the power, in its discretion, to apply different rules concerning the consequences of a Termination of Employment, provided, that if such rules are less favorable to the Participant than those set forth above, such rules are set forth in the applicable Award Agreement.
Section 8. Performance Units.
Performance Units may be issued hereunder to Eligible Individuals, for no cash consideration or for such minimum consideration as may be required by applicable law, either alone or in addition to other Awards granted under the Plan. The Performance Goals to be achieved during any Performance Period and the length of the Performance Period shall be determined by the Committee upon the grant of each Performance Unit, provided, that the Performance Period shall be no less than a fiscal quarter. The conditions for grant or vesting and the other provisions of Performance Units (including without limitation any applicable Performance Goals and the effect of a Participant’s Termination of Employment during the Performance Period and/or prior to vesting of the Performance Units) shall be set forth in the applicable Award Agreement and need not be the same with respect to each recipient. Performance Units may be paid in cash, Shares, other property or any combination thereof, in the sole discretion of the Committee as set forth in the applicable Award Agreement.
Section 9. Other Stock-Based Awards; Cash Awards
(a) Other Stock-Based Awards. Other Stock-Based Awards may be granted under the Plan, provided, that any Other Stock-Based Awards that are Awards of Common Stock that are unrestricted shall only be granted in lieu of other compensation due and payable to the Participant.
(b) Cash Awards. Awards may be granted under the Plan that are payable solely in cash, as deemed by the Committee to be consistent with the purposes of the Plan, and such Cash Awards shall be subject to the terms, conditions, restrictions and limitations determined by the Committee, in its sole discretion, from time to time. Cash Awards may be granted with value and payment contingent upon the achievement of performance criteria.
Section 10. Change in Control Provisions
(a) General. The provisions of this Section 10 shall, subject to Section 3(d) and Section 10(e), apply notwithstanding any other provision of the Plan to the contrary, except to the extent the Committee specifically provides otherwise in an Award Agreement.
(b) Impact of Change in Control. Upon the occurrence of a Change in Control, unless otherwise provided in the applicable Award Agreement: (i) all then-outstanding Options and Stock Appreciation Rights (other than performance-based Options and Stock Appreciation Rights) shall become fully vested and exercisable, and all Full-Value Awards (other than performance-based Full-Value Awards) shall vest in full, be free of restrictions, and be deemed to be earned and payable in an amount equal to the full value of such Award, except in each case to the extent that another Award meeting the requirements of Section 10(c) (any award meeting the requirements of Section 10(c), a “Replacement Award”) is provided to the Participant pursuant to Section 3(d) to replace such Award (any award intended to be replaced by a Replacement Award, a “Replaced Award”), and (ii) (A) any performance-based Option or Stock Appreciation Right that is not replaced by a Replacement Award shall vest and become exercisable with respect to the portion of such performance-based Option or Stock Appreciation Right that is deemed to be earned as set forth below, and (B) any performance-based Full-Value Award that is not replaced by a Replacement Award shall vest and become payable with respect to the portion of such performance-based Full-Value Award that is deemed to be earned as set forth below. In determining the extent to which a performance-based Award is deemed to be earned for purposes of clause (ii) above, all applicable Performance Goals shall be deemed achieved at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period), in each case, with the resulting number of Shares underlying such Awards multiplied by a fraction, the numerator of which is the number of days during the applicable Performance Period before the date of the

Change in Control, and the denominator of which is the number of days in the applicable Performance Period; provided, however, that such fraction shall be equal to one in the event that the applicable Performance Goals in respect of such performance-based Awards have been fully achieved as of the date of such Change in Control.
(c) Replacement Awards. An Award shall meet the conditions of this Section 10(c) (and hence qualify as a Replacement Award) if, following the Change in Control, the Award remains subject to the same terms and conditions that were applicable to the Award immediately prior to the Change in Control, except that, (i) if the Award related to Shares, the Award may confer the right to receive common equity of the acquiring entity (or cash or such other security or entity as may be determined by the Committee, in its sole discretion, pursuant to Section 3(d) hereof) and (ii) if the Award was subject to the achievement of performance conditions, the performance conditions applicable to the Award may be deemed to be achieved upon the Change in Control at the greater of (x) the applicable target level and (y) the level of achievement of the Performance Goals for the Award as determined by the Committee not later than the date of the Change in Control, taking into account performance through the latest date preceding the Change in Control as to which performance can, as a practical matter, be determined (but not later than the end of the applicable Performance Period), and the Award may thereafter remain subject only to the achievement of time-based vesting conditions through the end of the previously applicable performance period. The determination of whether the conditions of this Section 10(c) are satisfied shall be made by the Committee, as constituted immediately before the Change in Control, in its sole discretion.
(d) Termination of Employment. Unless otherwise provided in an Award Agreement, upon a Termination of Employment of a Participant occurring upon or during the two years immediately following the date of a Change in Control by reason of death, Disability or Retirement, by the Company without Cause, or by the Participant for Good Reason, (i) all Replacement Awards held by such Participant shall vest in full, be free of restrictions, and be deemed to be earned in an amount equal to the full value of such Replacement Award, and (ii) unless otherwise provided in the applicable Award Agreement, notwithstanding any other provision of the Plan to the contrary, any Option or Stock Appreciation Right held by the Participant as of the date of the Change in Control that remains outstanding as of the date of such Termination of Employment may thereafter be exercised, until (A) in the case of an Incentive Stock Option, the last date on which such Incentive Stock Option would be exercisable in the absence of this Section 10(d), and (B) in the case of a Nonqualified Option or a Stock Appreciation Right, the later of (x) the last date on which such Nonqualified Option or Stock Appreciation Right would be exercisable in the absence of this Section 10(d) and (y) the earlier of (1) the third anniversary of such Change in Control and (2) expiration of the Term of such Nonqualified Option or Stock Appreciation Right.
(e) Definition of Change in Control. For purposes of the Plan:
“Change in Control” shall mean any of the following events, in each case, occurring after the Effective Date:
(i) Any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act) (a “Person”) becomes the beneficial owner (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 30% or more of either (A) the then-outstanding shares of common stock of the Company (the “Outstanding Company Common Stock”) or (B) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Company Voting Securities”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change of Control: (w) any acquisition directly from the Company, (x) any acquisition by the Company, (y) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliated Company or (z) any acquisition pursuant to a transaction that complies with clauses (iii) (A), (iii)(B) and (iii)(C) below;
(ii) Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;
(iii) Consummation of a reorganization, merger, statutory share exchange or consolidation or similar transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (A) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Company Common Stock and the Outstanding Company Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, greater than 50% of the then-outstanding shares of common stock (or, for a non-corporate entity, equivalent securities) and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors (or, for a non-corporate entity, equivalent governing body), as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets either directly or through one or more Subsidiaries) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Company Common Stock and the Outstanding Company Voting Securities, as the case may be, (B) no Person (excluding any corporation resulting from such Business Combination or any employee benefit plan (or related trust) of the Company or such corporation resulting from such Business Combination) beneficially owns, directly or indirectly, 30% or more of, respectively, the then-outstanding shares of common stock of the corporation resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such corporation, except to the extent that such ownership existed prior to the Business Combination, and (C) at least a majority of the members of the board of directors (or, for a non-corporate entity, equivalent governing body) of the entity resulting from such Business Combination were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or
(iv) Approval by the stockholders of the Company of a complete liquidation or dissolution of the Company.
Notwithstanding the foregoing, (A) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of more than 30% of the Company Voting Securities as a result of the acquisition of Company Voting Securities by the Company which reduces the number of Company Voting Securities outstanding; provided, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control of the Company shall then occur, and (B) solely for purposes of determining the timing of any payment pursuant to any Award constituting a “deferral of compensation” subject to Section 409A of the Code, a Change in Control shall mean a “change in the ownership” of the Company or the Bank, a “change in the effective control” of the Company or the Bank or a “change in the ownership of a substantial portion of the assets” of the Company or the Bank, as such terms are defined in Treasury Regulation § 1.409A-3(i)(5).
“Good Reason” shall mean (A) a material adverse change in the Participant’s authority, duties or responsibilities as in effect immediately prior to the Change in Control; (B) a material reduction in the Participant’s base salary or annual bonus opportunity, in each case as in effect immediately prior to the Change in Control; or (C) the reassignment of the Participant’s place of employment to an office location more than 35 miles from the Participant’s then-current place of employment; provided, that to invoke a termination with Good Reason, the Participant must provide written notice to the Company of the existence of one or more of the conditions described in clauses (A) – (C) above within sixty (60) days following the initial existence of such condition or conditions, and the Company shall have thirty (30) days following receipt of such written notice (the “Cure Period”) during which it may remedy the condition if such condition is reasonably subject to cure. In the event that the Company fails to remedy the condition constituting Good Reason during the applicable Cure Period, the Participant’s “separation from service” (with the meaning of Section 409A) must occur, if at all, within sixty (60) days following such Cure Period in order for such termination as a result of such condition to constitute a termination with Good Reason.
(f) Notwithstanding the foregoing, if any Award is subject to Section 409A of the Code, this Section 10 shall be applicable only to the extent specifically provided in the Award Agreement and permitted pursuant to Section 12(b). Nothing in this Section 10 shall preclude the Company from settling upon a Change in Control an Award if it is not replaced by a Replacement Award, to the extent effectuated in accordance with Treasury Regulation § 1.409A-3(j)(ix) of the Treasury Regulations.
Section 11. Clawback.
Notwithstanding any other provisions in this Plan, any Award which is subject to recovery under any law, government regulation or stock exchange listing requirement, will be subject to such deductions and clawback as may be required to be made pursuant to such law, government regulation or stock exchange listing requirement (or any policy adopted by the Company pursuant to any such law, government regulation or stock exchange listing requirement or otherwise providing for clawback of Awards granted under this Plan).
Section 12. Section 16(b); Section 409A
(a) The provisions of this Plan are intended to ensure that no transaction under the Plan is subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act (“Section 16(b)”). Accordingly, the composition of the Committee shall be subject to such limitations as the Board deems appropriate to permit transactions pursuant to this Plan to be exempt (pursuant to Rule 16b-3 promulgated under the Exchange Act) from Section 16(b), and no delegation of authority by the Committee shall be permitted if such delegation would cause any such transaction to be subject to (and not exempt from) Section 16(b).
(b) The Plan is intended to comply with the requirements of Section 409A of the Code or an exemption or exclusion therefrom and, with respect to amounts that are subject to Section 409A of the Code, it is intended that the Plan be administered in all respects in accordance with Section 409A of the Code. Each payment under any Award shall be treated as a separate payment for purposes of Section 409A of the Code. To the extent that an Award or the payment, settlement or deferral thereof is subject to Section 409A, the Award shall be granted, paid, settled or deferred in a manner that will comply with Section 409A, except as otherwise determined by the Committee. Any provision of this Plan that would cause the grant of an Award or the payment, settlement or deferral thereof to fail to satisfy Section 409A shall be amended to comply with Section 409A on a timely basis, which may be made on a retroactive basis, in accordance with regulations and other guidance issued under Section 409A. In the case of amounts not intended to be deferrals of compensation subject to Section 409A, such as, but not limited to, annual incentive Awards, payment or settlement of amounts under such Awards shall occur not later than March 15 of the year following the year in which the Participant has a legally-binding right to payment or settlement. In the case of amounts intended to be deferrals of compensation subject to Section 409A, the initial deferral election shall be made and become irrevocable no later than December 31 of the year immediately preceding the year in which the Participant first performs services related to such compensation, provided, that the timing of such initial deferral election may be later as provided in Section 409A with respect to initial participation in the Plan and for “performance-based compensation” as defined under Section 409A. Notwithstanding any provision of the Plan or any Award Agreement to the contrary, in the event that a Participant is a “specified employee” within the meaning of Section 409A of the Code (as determined in accordance with the methodology established by the Company), amounts that constitute “nonqualified deferred compensation” within the meaning of Section 409A of the Code that would otherwise be payable during the six-month period immediately following a Participant’s “separation from service” within the meaning of Section 409A of the Code (“Separation from Service”) shall instead be paid or provided on the first business day after the date that is six months following the Participant’s Separation from Service. If the Participant dies following the Separation from Service and prior to the payment of any amounts delayed on account of Section 409A of the Code, such amounts shall be paid to the personal representative of the Participant’s estate within thirty (30) days after the date of the Participant’s death. With respect to any Award that is not exempt from Section 409A, all references in this Plan to a termination of employment or service or a “separation from service” shall mean a cessation or reduction in the Participant’s services for the Company (and any other affiliated entities that are deemed to constitute a “service recipient” as defined in Treasury Regulation §1.409A-1(h)(3)) that constitutes a “Separation from Service” as determined under Section 409A of the Code, taking into account all of the facts, circumstances, rules and presumptions set forth in Treasury Regulation §1.409A-1(h).
Section 13. Term, Amendment and Termination
(a) Effectiveness. The Plan was approved by the Board on August 25, 2023, subject to and contingent upon approval by the Company’s stockholders and the occurrence of the “Effective Time”, as such term is defined in that certain Agreement and Plan of Merger by and among PacWest Bancorp, the Company and Cal Merger Sub, Inc., dated as of July 25, 2023. Subject to the foregoing conditions, the Plan will be effective as of the Effective Time (the “Effective Date”).
(b) Termination. The Plan will terminate on the tenth anniversary of the Effective Date. Awards outstanding as of such date shall not be affected or impaired by the termination of the Plan.
(c) Amendment of Plan. The Board or the Committee may amend, alter, or discontinue the Plan, but no amendment, alteration or discontinuation shall be made which would materially impair the rights of the Participant with respect to a previously granted Award without such Participant’s consent, except such an amendment made to comply with applicable law, including without limitation Section 409A of the Code, Applicable Exchange listing standards or accounting rules. In addition, no amendment shall be made without the approval of the Company’s stockholders to the extent such approval is required by applicable law or the listing standards of the Applicable Exchange as may be required on or after the date hereof.
(d) Amendment of Awards. Subject to Section 5(d), the Committee may unilaterally amend the terms of any Award theretofore granted, but no such amendment shall materially impair the rights of any Participant with respect to an Award without the Participant’s consent, except such an amendment made to cause the Plan or Award to comply with applicable law, Applicable Exchange listing standards or accounting rules.
Section 14. Unfunded Status of Plan
It is presently intended that the Plan constitute an “unfunded” plan for incentive and deferred compensation. The Committee may authorize the creation of trusts or other arrangements to meet the obligations created under the Plan to deliver Common Stock or make payments; provided, however, that unless the Committee otherwise determines, the existence of such trusts or other arrangements is consistent with the “unfunded” status of the Plan.
Section 15. General Provisions
(a) Conditions for Issuance. The Committee may require each person purchasing or receiving Shares pursuant to an Award to represent to and agree with the Company in writing that such person is acquiring the Shares without a view to the distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer. Notwithstanding any other provision of the Plan or agreements made pursuant thereto, the Company shall not be required to issue or deliver any certificate or certificates for Shares under the Plan prior to fulfillment of all of the following conditions: (i) listing or approval for listing upon notice of issuance, of such Shares on the Applicable Exchange; (ii) any registration or other qualification of such Shares of the Company under any state or federal law or regulation, or the maintaining in effect of any such registration or other qualification which the Committee shall, in its absolute discretion upon the advice of counsel, deem necessary or advisable; and (iii) obtaining any other consent, approval or permit from any state or federal governmental agency which the Committee shall, in its absolute discretion after receiving the advice of counsel, determine to be necessary or advisable.
(b) Consistent with Law and Regulation. Notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Affiliates shall have any obligation to issue or deliver any certificate or certificates for Shares, issue Shares, make any payment, provide any compensation, or take (or refrain from taking) any action that the Company determines would be prohibited by, or inconsistent with, any applicable law or regulation, including 12 C.F.R. part 359.

(c) Additional Compensation Arrangements. Nothing contained in the Plan shall prevent the Company or any Subsidiary or Affiliate from adopting other or additional compensation arrangements for its employees or directors.
(d) No Contract of Employment. The Plan shall not constitute a contract of employment, and adoption of the Plan shall not confer upon any employee any right to continued employment, nor shall it interfere in any way with the right of the Company or any Subsidiary or Affiliate to terminate the employment of any employee at any time.
(e) Withholding Taxes. Each Participant shall, no later than the date as of which the value of an Award first becomes includible in the gross income of such Participant for purposes of applicable taxes, pay to the Company, or make arrangements satisfactory to the Company regarding payment of, an amount in respect of such taxes up to the maximum statutory rates in the Participant’s applicable jurisdiction with respect to the Award, as determined by the Company. The obligations of the Company under the Plan shall be conditional on the making of such payments or arrangements, and the Company shall, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to such Participant. Whenever cash is to be paid pursuant to an Award, the Company shall have the right to deduct therefrom an amount sufficient to satisfy any applicable withholding tax requirements related thereto as determined by the Company. Whenever Shares or property other than cash are to be delivered pursuant to an Award, the Company shall have the right to require the Participant to remit to the Company in cash an amount sufficient to satisfy any related taxes to be withheld and applied to the tax obligations as determined by the Company; provided, that, with the approval of the Administrator, a Participant may satisfy the foregoing requirement by either (i) electing to have the Company withhold from such delivery Shares or other property, as applicable, or (ii) by delivering already owned unrestricted shares of Common Stock, in each case, having a value not exceeding the applicable taxes to be withheld and applied to the tax obligations as determined by the Company. Such withheld Shares or other property or already owned and unrestricted shares of Common Stock shall be valued at their Fair Market Value on the date on which the amount of tax to be withheld is determined and any fractional share amounts resulting therefrom shall be settled in cash. Such an election may be made with respect to all or any portion of the Shares to be delivered pursuant to an award. The Company may also use any other method of obtaining the necessary payment or proceeds, as permitted by law, to satisfy its withholding obligation with respect to any Award as determined by the Company.
(f) Limitation on Dividend Reinvestment and Dividend Equivalents. Reinvestment of dividends in additional Restricted Stock at the time of any dividend payment, and the payment of Shares with respect to dividends to Participants holding Awards of Restricted Stock Units, shall only be permissible if sufficient Shares are available under Section 3 for such reinvestment or payment (taking into account then-outstanding Awards). In the event that sufficient Shares are not available for such reinvestment or payment, such reinvestment or payment shall be made in the form of a grant of Restricted Stock Units equal in number to the Shares that would have been obtained by such payment or reinvestment, the terms of which Restricted Stock Units shall provide for settlement in cash and for dividend equivalent reinvestment in further Restricted Stock Units on the terms contemplated by this Section 15(f).
(g) Designation of Death Beneficiary. The Committee shall establish such procedures as it deems appropriate for a Participant to designate a beneficiary to whom any amounts payable in the event of such Participant’s death are to be paid or by whom any rights of such eligible Individual, after such Participant’s death, may be exercised.
(h) Governing Law and Interpretation. The Plan and all Awards made and actions taken thereunder shall be governed by and construed in accordance with the laws of the State of Maryland, without reference to principles of conflict of laws. The captions of this Plan are not part of the provisions hereof and shall have no force or effect.
(i) Non-Transferability. Except as otherwise provided in Section 5(i) or by the Committee, Awards under the Plan are not transferable except by will or by laws of descent and distribution.
(j) Foreign Employees and Foreign Law Considerations. The Committee may grant Awards to Eligible Individuals who are foreign nationals, who are located outside the United States or who are not compensated from a payroll maintained in the United States, or who are otherwise subject to (or could cause the Company to be subject to) legal or regulatory provisions of countries or jurisdictions outside the United States, on such terms and conditions different from those specified in the Plan as may, in the judgment of the Committee, be necessary or desirable to foster and promote achievement of the purposes of the Plan, and, in furtherance of such purposes, the Committee may make such modifications, amendments, procedures, or subplans as may be necessary or advisable to comply with such legal or regulatory provisions.
(k) Deferrals. The Committee shall be authorized to establish procedures pursuant to which the payment of any Award may be deferred. Subject to the provisions of this Plan and any Award Agreement, the recipient of an Award (including, without limitation, any deferred Award) may, if so determined by the Committee, be entitled to receive, currently or on a deferred basis, interest or dividends, or interest or (except with respect to Options and Stock Appreciation Rights) dividend equivalents, with respect to the number of shares covered by the Award, as determined by the Committee in its sole discretion, and the Committee may provide that such amounts (if any) shall be deemed to have been reinvested in additional Shares or otherwise reinvested. Notwithstanding the foregoing, dividends and dividend equivalents with respect to Awards may not be paid until vesting (if any) of such Awards, and the Committee shall not take or omit to take any action that would result in the imposition of penalty taxes under Section 409A of the Code.

Annex K

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-K
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
 ☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
Commission File No. 001-36408
PACWEST BANCORP
(Exact name of registrant as specified in its charter)
Delaware	33-0885320
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(Address of Principal Executive Offices, Including Zip Code)
(310) 887-8500
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Securities Registered Pursuant to Section 12(g) of the Act: None
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☑ Yes  ☐ No
Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  ☐ Yes ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes  ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☑ Yes  ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
☑	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer
☐	Smaller reporting company	☐	Emerging growth company
☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act).  ☐ Yes ☑ No
Indicate by check mark whether the financial statements included in the filings reflects a correction of an error previously issued financial statements):(1)  ☐ Yes  ☐ No
Indicate by check mark whether any of those error corrections are restatements requiring a recovery analysis of incentive-based compensation under the registrant’s clawback policies:(1)  ☐ Yes  ☐ No
As of June 30, 2022, the aggregate market value of the voting common stock held by non-affiliates of the registrant, computed by reference to the average high and low sales prices on The Nasdaq Global Select Market as of the close of business on June 30, 2022, was approximately $3.1 billion. Registrant does not have any nonvoting common equities.
As of February 16, 2023, there were 117,931,211 shares of registrant's common stock outstanding, excluding 2,380,349 shares of unvested restricted stock.
DOCUMENTS INCORPORATED BY REFERENCE
The information required by Items 10, 11, 12, 13 and 14 of Part III of this Annual Report on Form 10-K will be found in the Company's definitive proxy statement for its 2023 Annual Meeting of Stockholders, to be filed pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended, and such information is incorporated herein by this reference.

(1)	Checkboxes are blank until we are required to have a recovery policy under the applicable Nasdaq listing standard.

PACWEST BANCORP
2022 ANNUAL REPORT ON FORM 10-K

PART I
Forward-Looking Information
This Annual Report on Form 10-K contains certain “forward-looking statements” about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, goals, and projections and including statements about our expectations regarding our operating expenses, profitability, allowance for credit losses, net interest margin, net interest income, deposit growth, loan and lease portfolio growth and production, acquisitions and related integrations, maintaining capital adequacy, liquidity, goodwill, and interest rate risk management. All statements contained in this Form 10-K that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. You should not place undue reliance on these statements as they involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from those expressed in them as a result of risks and uncertainties more fully described under “Item 1A. Risk Factors.” All forward-looking statements included in this Form 10-K are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.
Available Information
We maintain a website for PacWest Bancorp at http://www.pacwestbancorp.com. Via the “SEC Filings” link on the website, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any exhibits attached to such filings, and amendments to such reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, are available, free of charge, as soon as reasonably practicable after such forms are electronically filed with, or furnished to, the SEC. The SEC maintains an Internet website at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You may obtain copies of PacWest’s filings on the SEC website. These documents may also be obtained in print upon request by our stockholders to our Investor Relations Department.
We have adopted a written Code of Business Conduct and Ethics that applies to all directors, officers and employees, including our principal executive officer and senior financial officers, in accordance with Section 406 of the Sarbanes-Oxley Act of 2002 and the rules of the SEC promulgated thereunder and it is available via the “Corporate Overview” link at PacWest’s website in the section titled “Corporate Governance.” Any changes in, or waivers from, the provisions of this code of ethics that the SEC requires us to disclose are posted on our website in such section. In the Corporate Governance section of our website, we have also posted the charters for our Audit Committee, Compensation and Human Capital Committee, Finance Committee, Nominating and Governance Committee, and Risk Committee, as well as our Corporate Governance Guidelines. In addition, information concerning purchases and sales of our equity securities by our executive officers and directors is posted on PacWest’s website.
Documents available on PacWest’s website are available in print to any stockholder who requests them in writing to our Investor Relations Department at PacWest Bancorp, 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212, Attention: Investor Relations, or via e-mail to investor-relations@pacwest.com.
All website addresses given in this document are for information only and are not intended to be an active link or to incorporate any website information into this document.

Glossary of Acronyms, Abbreviations, and Terms
The acronyms, abbreviations, and terms listed below are used in various sections of this Form 10-K, including “Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations” and “Item 8. Financial Statements and Supplementary Data.”
ACL	Allowance for Credit Losses	FRBSF	Federal Reserve Bank of San Francisco
AFS	Available-for-Sale	FSOC	Financial Stability Oversight Council
AFX	American Financial Exchange	GDP	Gross Domestic Product
ALLL	Allowance for Loan and Lease Losses	HOA Business	Homeowners Association Services Division of MUFG Union Bank, N.A. (a business acquired on October 8, 2021)
ALM	Asset Liability Management	HTM	Held-to Maturity
ASC	Accounting Standards Codification	IRR	Interest Rate Risk
ASU	Accounting Standards Update	LIBOR	London Inter-bank Offering Rate
ATM	Automated Teller Machine	LIHTC	Low Income Housing Tax Credit
Basel III	A comprehensive capital framework and rules for U.S. banking organizations approved by the FRB and the FDIC in 2013	MBS	Mortgage-Backed Securities
BHCA	Bank Holding Company Act of 1956, as amended	MVE	Market Value of Equity
BOLI	Bank Owned Life Insurance	NAV	Net Asset Value
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	NII	Net Interest Income
CDI	Core Deposit Intangible Assets	NIM	Net Interest Margin
CECL	Current Expected Credit Loss	NSF	Non-Sufficient Funds
CET1	Common Equity Tier 1	OCC	Office of the Comptroller of the Currency
CFPB	Consumer Financial Protection Bureau	OFAC	U.S Treasury Department of Office of Foreign Assets Control
Civic	Civic Financial Services, LLC (a company acquired on February 1, 2021)	OREO	Other Real Estate Owned
CMBS	Commercial Mortgage-Backed Securities	PPP	Paycheck Protection Program
CMOs	Collateralized Mortgage Obligations	PRSUs	Performance-Based Restricted Stock Units
Core Deposits	Includes noninterest-bearing checking accounts, interest checking accounts, money market accounts, and savings accounts	PWAM	Pacific Western Asset Management Inc.
COVID-19	Coronavirus Disease	S&P	Standard & Poor's
CPI	Consumer Price Index	ROU	Right-of-use
CRA	Community Reinvestment Act	SBA	Small Business Administration
CRI	Customer Relationship Intangible Assets	SBIC	Small Business Investment Company
DFPI	California Department of Financial Protection and Innovation	SEC	Securities and Exchange Commission
DGCL	Delaware General Corporation Law	SNCs	Shared National Credits
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act	SOFR	Secured Overnight Financing Rate
DTAs	Deferred Tax Assets	Tax Equivalent Net Interest Income	Net interest income reflecting adjustments related to tax-exempt interest on certain loans and investment securities

Efficiency Ratio
Noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) divided by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain/loss on sale of securities and gain/loss on sales of assets other than loans and leases)
		Tax Equivalent NIM	NIM reflecting adjustments related to tax-exempt interest on certain loans and investment securities
FASB	Financial Accounting Standards Board	TDRs	Troubled Debt Restructurings
FDIA	Federal Deposit Insurance Act	TRSAs	Time-Based Restricted Stock Awards
FDIC	Federal Deposit Insurance Corporation	TruPS	Trust Preferred Securities
FDICIA	Federal Deposit Insurance Corporation Improvement Act	U.S. GAAP	U.S. Generally Accepted Accounting Principles
FHLB	Federal Home Loan Bank of San Francisco	VIE	Variable Interest Entity
FRB	Board of Governors of the Federal Reserve System
ITEM 1.	BUSINESS
General
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
PacWest Bancorp was established in October 1999 and has achieved strong market positions by developing and maintaining extensive local relationships in the communities we serve. By leveraging our business model, service-driven focus, and presence in attractive markets, as well as maintaining a highly efficient operating model and robust approach to risk management, we have achieved significant and profitable growth, both organically and through disciplined acquisitions. We have successfully completed 31 acquisitions since 2000, including the Civic acquisition on February 1, 2021 and the HOA Business acquisition on October 8, 2021, which have contributed to our growth and expanded our market presence throughout the United States.
As of December 31, 2022, the Company had total assets of $41.2 billion, total loans and leases, net of deferred fees, of $28.7 billion, total deposits of $33.9 billion, and stockholders’ equity of $4.0 billion.
Our Business Strategy
Our business strategy is to operate a client-focused, well-capitalized and profitable nationwide bank dedicated to providing personal service to our business and individual customers. We believe that stable, long-term growth and profitability are the result of building strong customer relationships while maintaining disciplined credit underwriting standards. We continue to focus on originating high-quality loans and leases and growing our low-cost deposit base through our relationship-based business lending. These principles enable us to maintain operational efficiency, increase profitability, increase core deposits, and grow loans and leases in a sound manner.

Our loan and lease portfolio consists primarily of real estate mortgage loans, real estate construction and land loans, and commercial loans and leases. We pursue attractive growth opportunities to expand and enter new markets aligned with our business model and strategic plans. Additionally, we focus on cultivating strong relationships with venture capital and private equity firms nationwide, many of which are also our clients and/or may invest in our clients.
Our reputation, expertise, and relationship-based business banking model enable us to deepen our relationships with our customers. We leverage our relationships with existing customers by providing access to an array of our products and services, including attracting deposits from and offering cash management solutions to our loan and lease customers. We competitively price our deposit products to meet the needs of our customers with a view to maximizing our share of each customer's financial services business and prudently managing our cost of funds.
Focusing on operational efficiency is critical to our profitability and future growth. We carefully manage our cost structure and continuously refine and implement internal processes and systems to create further efficiencies to enhance our earnings.
Our management team has extensive expertise and a successful track record in evaluating, executing and integrating attractive, franchise-enhancing acquisitions. We have successfully completed 31 acquisitions since 2000, including the Civic acquisition on February 1, 2021 and the HOA Business acquisition on October 8, 2021. We will continue to consider acquisitions that are consistent with our business strategy and financial model as opportunities arise.
In January 2023, we announced a new strategic plan to strengthen our community bank focus, exiting non-core products and services, and improving our operational efficiency. Specifically, the Company made the decision to wind down operations in our premium finance and multi-family lending groups in the fourth quarter of 2022, as discussed below under “Lending Activities.” In addition, the Company is restructuring Civic, a lending subsidiary, to improve its profitability and risk profile. These actions align with our strategy to focus on relationship-based community banking and to improve capital, liquidity, and operational efficiency.
We are focused on specific financial performance metrics that we believe are achievable and where the Company should perform over time:
•	Build capital to CET1 10%+
•	Low cost demand deposits equal to 40% of portfolio
•	Return on assets (“ROA”) of 1.50%
•	Efficiency ratio of 45%
•	Nonperforming assets ratio less than 50 basis points
•	Top quartile earnings per share (“EPS”) growth
Depository Products and Services
Deposits are our primary source of funds to support our interest-earning assets and provide a source of stable low-cost funds and deposit-related fee income. We offer traditional deposit products to businesses and other customers with a variety of rates and terms, including demand, money market, and time deposits. We also provide international banking services, multi-state deposit services, and asset management services. The Bank’s deposits are insured by the FDIC up to statutory limits.
Our branch network allows us to gather deposits, expand our brand presence and service our customers’ banking and cash management needs. We also serve our customers through a wide range of non-branch channels, including online, mobile, remote deposit, and telephone banking platforms, all of which allows us to expand our service area to attract new depositors without a commensurate increase in branch locations or branch traffic.
At December 31, 2022, we had ATMs at 52 of our branches located in California and one ATM at our branch in Denver, Colorado. We are a member of the MoneyPass network that enables our customers to withdraw cash surcharge-free and service charge-free at over 40,000 ATM locations across the country. We provide access to customer accounts via a 24 hour seven-day-a-week, toll-free, automated telephone customer service and secure online banking services.

At December 31, 2022, our total deposits consisted of $26.6 billion in core deposits, $4.7 billion in time deposits, and $2.6 billion in wholesale non-maturity deposits. Core deposits represented 78% of total deposits at December 31, 2022, and were comprised of $11.2 billion in noninterest-bearing deposits, $7.8 billion in money market accounts, $7.0 billion in interest-bearing checking accounts, and $577.6 million in savings accounts. Our deposit base is also diversified by client type. As of December 31, 2022, no individual depositor represented more than 1.5% of our total deposits, and our top ten depositors represented 9.1% of our total deposits.
We face strong competition in gathering deposits from nationwide, regional, and community banks, credit unions, money market funds, brokerage firms and other non-bank financial services companies that target the same customers as we do. We actively compete for deposits and emphasize solicitation of noninterest-bearing deposits. We seek to provide a higher level of personal service than our larger competitors, many of whom have more assets, capital and resources than we do and who may be able to conduct more intensive and broader based promotional efforts to reach potential customers. Our cost of funds fluctuates with market interest rates and may be affected by higher rates being offered by other financial institutions. In certain interest rate environments, additional significant competition for deposits may be expected to arise from corporate and government debt securities and money market mutual funds. Competition for deposits is also affected by the ease with which customers can transfer deposits from one institution to another.
Client Investment Funds
In addition to deposit products, we also offer select clients non-depository cash investment options through PWAM, our SEC registered investment adviser subsidiary, and third-party money market sweep products. PWAM provides customized investment advisory and asset management solutions. At December 31, 2022, total off-balance sheet client investment funds were $1.4 billion, of which $0.9 billion was managed by PWAM. At December 31, 2021, total off-balance sheet client investment funds were $1.4 billion, of which $0.9 billion was managed by PWAM.
Lending Activities
At December 31, 2022 and 2021, total loans and leases held for investment, net of deferred fees, were $28.6 billion and $22.9 billion. Our lending activities include real estate mortgage loans, real estate construction loans, commercial loans and leases, purchased single-family residential mortgage loans, and a small amount of consumer loans. Our commercial real estate loans and real estate construction loans are secured by a variety of property types. Included in our commercial real estate loans and real estate construction loans are business-purpose loans secured by non-owner-occupied residential investment properties provided by Civic, a wholly-owned subsidiary. Our commercial loans and leases portfolio is diverse and includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms’ operations and the operations of entrepreneurial and venture-backed companies, loans to finance life insurance premiums, and business loans originated through our Community Banking group.
In October 2019, we ceased originating new security monitoring loans and healthcare real estate loans in our National Lending group. At December 31, 2022, there were no outstanding security monitoring loans, and there were $44.0 million of National Lending healthcare real estate loans. During the fourth quarter of 2022, we decided to cease originating new loans to finance life insurance premiums and will allow these loans to repay upon maturities.
We price loans to preserve our interest spread and maintain our net interest margin. Loan interest rates may be floating, fixed, or a combination thereof (“hybrid”) throughout the loan term. The rates on hybrid loans typically are fixed until a “reset” date when the rates then become floating. While we do not actively solicit direct consumer loans, we hold consumer loans, consisting primarily of purchased single-family residential mortgage loans and purchased private student loans for which the servicing is outsourced. We also have an exposure to consumer loans that are collateral for many of our lender finance loans.
Some of our loans are participations in larger loans, and these participations may be considered shared national credits. A SNC is any loan or commitment to extend credit aggregating $100 million or more at origination, committed under a formal lending arrangement, and shared by three or more unaffiliated supervised institutions. The SNC program is governed by an inter-agency agreement among the FRB, the FDIC, and the OCC. These agencies review a selection of SNCs periodically, with such review conducted at the lead or agent bank, and deliver a credit risk rating to the participants holding the loans. At December 31, 2022 and 2021, we had SNC loans held for investment to 20 borrowers that totaled $530 million and to 21 borrowers that totaled

$531 million. At December 31, 2022 and 2021, SNC loans held for investment comprised 1.9% and 2.3% of total loans and leases held for investment, net of deferred fees.
Real Estate Mortgage Loans and Real Estate Construction and Land Loans
Our real estate lending activities focus primarily on loans to professional developers and real estate investors for the acquisition, construction, refinancing, renovation, and on-going operation of commercial real estate. We also provide commercial real estate loans to borrowers operating businesses at these sites (owner occupied commercial real estate loans), including loans to municipalities, schools and school districts, and non-profit borrowers as part of our tax-exempt lending business line.
Our real estate secured loans include the following specific lending products:
•
Commercial real estate mortgage. Our commercial real estate mortgage loans generally are collateralized by first deeds of trust on specific commercial properties. The most prevalent types of properties securing our commercial real estate loans are office properties, hotels, retail properties, and industrial properties. The properties are typically located in central business districts across the United States with a significant concentration of collateral properties located in California within our branch footprint. Our commercial real estate loans typically either have interest and principal payments due on an amortization schedule ranging from 25 to 30 years with a lump sum balloon payment due in one to ten years or may have an initial interest-only period followed by an amortization schedule with a lump sum balloon payment due in one to ten years. We also provide commercial real estate secured loans under the SBA's 7(a) Program and 504 Program. Compliant SBA 7(a) loans have an SBA guaranty for 75% of the principal balance. SBA 504 loans are first deed of trust mortgage loans on owner occupied commercial real estate which are 50% loan-to-value at origination where a second deed of trust is also provided by a non-profit certified development company. The SBA 7(a) and 504 mortgage loans repay on a twenty-five year amortization schedule.

•
Residential real estate mortgage. Our residential real estate mortgage loans generally are collateralized by first deeds of trust on multi-family and other residential properties. Multi-family properties comprised 49% of our residential real estate mortgage loans at December 31, 2022. Other types of properties securing these loans include non-owner occupied for-rent residential properties, owner-occupied single-family properties, and mobile home parks. During 2022 and prior years, we directly originated and purchased from other banks multi-family secured real estate mortgage loans. During December 2022, we decided to curtail the amount of multi-family secured real estate mortgage loans we originate and to no longer purchase these loans. Multi-family loans either repay on a 30-year amortization schedule or may have an initial interest-only period (up to two years) and then repay on a 30-year amortization schedule. During 2022 and prior years, we purchased single-family residential mortgage loans that met our established lending criteria from multiple third-party lenders. Civic, a lending subsidiary, originates business-purpose loans to real estate investors for short-term bridge loans, longer-term loans secured by for-rent residential properties, and, to a lesser extent, loans on multi-family properties.

•
Real estate construction and land. Our real estate construction and land loans generally are collateralized by first deeds of trust on specific residential and commercial properties. The most prevalent types of properties securing our construction and land loans are multi-family, residential properties undergoing a substantial renovation, and office properties (primarily medical office and life science space). Construction loans typically finance from 60% to 65% of the cost to construct residential and commercial properties. The terms are generally one to three years with short-term, performance-based extension options. Civic, a lending subsidiary, originates business-purpose loans secured by non-owner-occupied residential properties undergoing renovation.

Our real estate portfolio is subject to certain risks including, but not limited to, the following:
•	increased competition in pricing and loan structure;
•	the economic conditions of the United States and in the markets where we lend;
•
decreased demand or decreased values as a result of legislative changes such as new rent control laws, and permanent shifts in corporate work environment such as remote working and consumer behavior such as online retail;

•	interest rate increases;
•	decreased commercial and residential real estate values in the markets where we lend;
•	the borrower's inability to repay our loan due to decreased cash flow or operating losses;
•	the borrower’s inability to refinance or payoff our loan upon maturity;
•	loss of our loan principal stemming from a collateral foreclosure; and
•	various environmental risks, including natural disasters.
In addition to the points above, real estate construction loans are also subject to project-specific risks including, but not limited to, the following:
•	construction costs being more than anticipated;
•	construction taking longer than anticipated;
•	failure by developers and contractors to meet project specifications or timelines;
•	disagreement between contractors, subcontractors and developers;
•	estimated value and/or demand for completed projects being less than anticipated, particularly in a weaker economy or recession; and
•	buyers of the completed projects not being able to secure permanent financing.
Many of the risks outlined above result from market conditions and are not controllable by us. When considering the markets in which to pursue real estate loans, we consider the market conditions, our current loan portfolio concentrations by property type and by market, and our past experiences with the borrower, within the specific market, and with the property type.
When underwriting real estate loans, we seek to mitigate risk by using the following framework:
•	requiring borrowers to invest and maintain a meaningful cash equity interest in the properties securing our loans;
•	reviewing each loan request and renewal individually;
•	using a credit committee approval process for the approval of loan requests (or aggregated credit exposures) over a certain dollar amount;
•
adhering to written loan acceptance standards, including among other factors, maximum loan to acquisition or construction cost ratios, maximum loan to as-is or stabilized value ratios, and minimum operating cash flow requirements;

•	considering market rental and occupancy rates relative to our underwritten or projected rental and occupancy rates;
•	considering the experience of our borrowers and our borrowers’ abilities to operate and manage the properties securing our loans;
•	evaluating the supply of comparable real estate and new supply under construction in the collateral's market area;
•	obtaining independent third-party appraisals that are reviewed by our appraisal department;
•	obtaining environmental risk assessments; and
•	obtaining seismic studies where appropriate.
With respect to real estate construction loans, in addition to the points above, we attempt to mitigate project-specific risks by:
•	considering the experience of our borrowers and our borrowers’ abilities to manage the properties during construction and into the stabilization periods;
•	obtaining project completion guaranties from our borrowers;

•	including covenants in our construction loan agreements that require the borrowers to fund costs that exceed the initial construction budgets;
•
implementing a controlled disbursement process for loan proceeds in accordance with an agreed upon schedule, which usually results in the borrowers' equity being invested before loan advances commence and which ensures the costs to complete the projects are in balance with our remaining unfunded loan commitments;

•	conducting project site visits and using construction consultants who review the progress of the project; and
•	monitoring the construction costs compared to the budgeted costs and the remaining costs to complete.
SBA 7(a) and 504 program loans are subject to the risks outlined above and the risk that an SBA 7(a) guaranty may be invalid if specific SBA procedures are not followed. We mitigate this risk by adhering to SBA requirements.
Commercial Loans and Leases
Our commercial loans and leases portfolio is diverse and includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms’ operations and the operations of entrepreneurial and venture-backed companies, loans to finance life insurance premiums, and business loans originated through our Community Banking group.
Our commercial loans and leases include the following specific lending products:
•
Lender finance. These are loans to companies used to purchase finance receivables or extend finance receivables to the underlying obligors and are secured primarily by the finance receivables owed to our borrowers. The borrowers include lenders to small businesses, commercial real estate lenders, consumer lenders, and timeshare operators. The primary sources of repayment are the operating incomes of the borrowers and the collection of the finance receivables securing the loans. The loans are typically revolving lines of credit with terms of one to three years with contractual borrowing availability as a percentage of eligible collateral.

•
Equipment finance. These are loans and leases used to purchase equipment essential to the operations of our borrowers or lessees. Equipment finance loans are secured by the equipment financed, and we own and lease the equipment to the lessees. The primary source of repayment is the operating income of the borrower or lessee. The loan and lease terms are two to ten years and generally amortize to either a full repayment or residual balance or investment that is expected to be collected through a sale of the equipment to the lessee or a third party.

•
Premium finance. These are loans used to finance annual life insurance premiums and are fully secured by the corresponding cash surrender values of the life insurance contracts and other collateral. The loans have one year terms and generally renew annually. The primary sources of repayment are the cash flow of the borrowers and guarantors, repayment from our loans being refinanced by other lenders, or the application of cash surrender value proceeds to the loans. During the fourth quarter of 2022, we decided to cease originating new loans to finance life insurance premiums and will allow these loans to repay upon maturities.

•
Other asset-based. These are loans used for working capital and are secured by trade accounts receivable and/or inventories. The primary sources of repayment are the operating incomes of the borrowers, the collection of the receivables securing the loans, and/or the sale of the inventories securing the loans. The loans are typically revolving lines of credit with terms of one to three years with contractual borrowing availability as a percentage of eligible collateral.

•
Venture capital. These are loans directly to venture capital firms or loans to venture-backed companies. Equity fund loans are the loans made directly to venture capital firms, private equity funds, venture capital funds, and venture capital management companies to provide a bridge to the receipt of capital calls and to support the borrowers’ working capital needs, such as the cost of raising a new venture fund or leasehold improvements for new office space. The primary sources of repayment are receipt of capital calls, proceeds from sales of portfolio company investments, and management fees. The loan terms are generally one to four years, and the loans are typically secured by a first position lien on the assets of the business, an assignment of capital call rights and/or an assignment of management fees. Loans to venture-backed companies support the borrowers’ operations, including operating losses, working capital requirements, and fixed asset acquisitions. The borrowers are at various stages in their development (early, expansion, or late), and are, generally, reporting operating losses. The primary sources of repayment are future additional venture capital equity investments or the sale of the company or its assets. The loan terms are generally one to four years, and the loans are typically secured by a first priority, secured blanket lien on all corporate assets and/or a lien on intellectual property.
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Secured business. These are secured business loans originated through the Community Banking group. The primary source of repayment is the cash flow of the borrowers. The loans can be up to five years and are secured by a specific asset or assets of the borrower.

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Other lending. Loans aggregated into the category of “Other lending” are various commercial loan types including Community Banking group business loans, loans to homeowner associations, loans to municipalities and non-profit borrowers, and SBA 7(a) loans for small business expansion. The primary sources of repayments for the Community Banking group business loans, non-profit borrowers, and SBA 7(a) business expansion loans are the operations of the borrowers. The primary sources of repayment for loans to municipalities are tax collections from their tax jurisdictions.

Our portfolio of commercial loans and leases is subject to certain risks including, but not limited to, the following:
•	the economic conditions of the United States;
•	interest rate increases;
•	deterioration of the value of the underlying collateral;
•	increased competition in pricing and loan structure;
•	the deterioration of a borrower’s or guarantor’s financial capabilities; and
•	various environmental risks, including natural disasters, which can negatively affect a borrower’s business.
When underwriting commercial loans and leases, we seek to mitigate risk by using the following framework:
•	considering the prospects for the borrower's industry and competition;
•	considering our past experience with the borrower and with the collateral type;
•	considering our current loan and lease portfolio concentration by loan type and collateral type;
•	reviewing each loan request and renewal individually;
•	using our credit committee approval process for the approval of each loan request (or aggregate credit exposure) over a certain dollar amount; and
•	adhering to written loan underwriting policies and procedures including, among other factors, loan structures and covenants.
We actively manage real estate and commercial loans and seek to mitigate credit risk on most loans by using the following framework:
•	monitoring the economic conditions in the regions or areas in which our borrowers are operating;
•	measuring operating performance of our borrower or collateral and comparing it to our underwriting expectations;
•	assessing compliance with financial and operating covenants as set forth in our loan agreements and considering the effects of incidences of noncompliance and taking corrective actions;

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assigning a credit risk rating to each loan and ensuring the accuracy of our credit risk ratings by using an independent credit review function to assess the appropriateness of the credit risk ratings assigned to loans;

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conducting loan portfolio review meetings where senior management and members of credit administration discuss the credit status and related action plans on loans with unfavorable credit risk ratings; and

•	subjecting loan modifications and loan renewal requests to underwriting and assessment standards similar to the underwriting and assessment standards applied before closing the loans.
Consumer Loans
Consumer loans are primarily purchased private student loans originated and serviced by third-parties and not guaranteed by any program of the U.S. Government. These loans refinanced the outstanding student loan debt of borrowers who met certain underwriting criteria, with terms that fully amortize the debt over terms ranging from five to twenty years. Consumer loans internally originated may also include personal loans, auto loans, home equity lines of credit, revolving lines of credit, and other loans typically made by banks to individual borrowers.
Our consumer loan portfolio is subject to certain risks, including, but not limited to, the following:
•	the economic conditions of the United States and the levels of unemployment;
•	the amount of credit offered to consumers in the market;
•	interest rate increases;
•	consumer bankruptcy laws which allow consumers to discharge certain debts (excluding student loans);
•	compliance with consumer lending regulations;
•	additional regulations and oversight by the CFPB; and
•	the ability of the sub-servicers of the Bank’s student loans to service the loans in accordance with the terms of the loan purchase agreements.
We seek to mitigate the exposure to such risks through the direct approval of all internally originated consumer loans by reviewing each new loan request and each renewal individually and adhering to written credit policies. Each purchased pool of loans must meet thresholds we have established for weighted average credit scores, weighted average borrower annual income, and weighted average borrower monthly free cash flow. For all purchased student loans, we monitor the performance of the originator and the enforcement of our rights under the loan purchase agreement.

Loan Concentrations
The following table presents the composition of our loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	December 31,
	2022		2021		2020
	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Real estate mortgage:
Commercial	$3,846,831	13%	$3,762,299	17%	$4,096,671	21%
Residential	11,396,781	40%	7,416,421	32%	3,803,265	20%
Total real estate mortgage	15,243,612	53%	11,178,720	49%	7,899,936	41%
Real estate construction and land:
Commercial	898,592	3%	832,591	4%	1,117,121	6%
Residential	3,740,292	13%	2,604,536	11%	2,243,160	12%
Total real estate construction and land(1)	4,638,884	16%	3,437,127	15%	3,360,281	18%
Total real estate	19,882,496	69%	14,615,847	64%	11,260,217	59%
Commercial:
Asset-based	5,140,209	18%	4,075,477	18%	3,429,283	18%
Venture capital	2,033,302	7%	2,320,593	10%	1,698,508	9%
Other commercial(2)	1,108,451	4%	1,471,981	6%	2,375,114	12%
Total commercial	8,281,962	29%	7,868,051	34%	7,502,905	39%
Consumer	444,671	2%	457,650	2%	320,255	2%
Total loans and leases held for investment, net of deferred fees	$28,609,129	100%	$22,941,548	100%	$19,083,377	100%
(1)	Includes land and acquisition and development loans of $153.5 million at December 31, 2022, $151.8 million at December 31, 2021, and $167.1 million at December 31, 2020.
(2)	Includes PPP loans of $10.2 million at December 31, 2022, $156.7 million at December 31, 2021, and $1.1 billion at December 31, 2020.
The real estate mortgage loan portfolio is diversified among various property types. At December 31, 2022, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and office properties, which comprised 37%, 36%, and 6% of our real estate mortgage loans, respectively. At December 31, 2021, the three largest property types securing real estate mortgage loans were multi-family properties, single-family residential properties, and office properties, which comprised 35%, 29% and 10% of our real estate mortgage loans, respectively.
At December 31, 2022 and 2021, 7%, and 9% of the total commercial real estate mortgage loans were owner occupied (where our borrowers were operating businesses on the premises that collateralize our loans).
The real estate construction and land loan portfolio is diversified among various property types. At December 31, 2022, the three largest property types for real estate construction and land loans were multi-family properties, single-family residential construction and renovation properties, and industrial/warehouse properties, which comprised 64%, 12%, and 5% of our real estate construction and land loans, respectively. At December 31, 2021, the three largest property types for real estate construction and land loans were multi-family properties, single-family residential construction and renovation properties, and hotel properties, which comprised 50%, 15%, and 9% of our real estate construction and land loans, respectively.
At December 31, 2022, commitments secured by real estate construction and land projects totaled $10.9 billion with related outstanding loan balances of $4.6 billion. At December 31, 2021, commitments secured by real estate construction and land projects totaled $7.7 billion with related outstanding loan balances of

$3.4 billion. At December 31, 2022, commitments related to construction and land projects in California totaled $5.0 billion or 46% of total real estate construction and land commitments, and commitments related to construction and land projects in New York City totaled $1.2 billion or 11% of total real estate construction and land commitments.
At December 31, 2022, there were 20 individual real estate construction and land commitments greater than or equal to $100 million with the largest commitment being $233 million. At December 31, 2022, these 20 individual commitments totaled $2.6 billion and had an aggregate outstanding balance of $941 million. The projects financed by these commitments are 14 multi-family projects, two industrial projects, one medical office project, one life science office property, one condominium project, and one line of credit under which the borrower acquires residential properties that the borrower renovates and sells. For these 20 commitments, the average commitment to budgeted project cost ratio was 59.7%.
At December 31, 2021, there were 13 individual real estate construction and land commitments greater than or equal to $100 million with the largest commitment being $181 million. At December 31, 2021, these 13 individual commitments totaled $1.6 billion and had an aggregate outstanding balance of $587 million. The projects financed by these commitments were nine multi-family projects, one condominium project, one mixed use property, one life science office property, and one industrial project. For these 13 commitments, the average commitment to budgeted project cost ratio was 56.4%.
At December 31, 2022, we had 19 individual loan commitments greater than or equal to $150 million that ranged in size from $150 million to $500 million and totaled $4.4 billion and had an aggregate outstanding balance of $1.9 billion. Seven of these commitments totaling $1.9 billion were equity fund loans, six of these commitments totaling $1.4 billion were lender finance loans, two of these commitments totaling $363 million were residential construction loans, one of these commitments totaling $233 million was a medical office construction loan, one of these commitments totaling $200 million was a line of credit, one of these commitments totaling $175 million was a loan secured by a multi-family property, and one of these commitments totaling $150 million was a loan secured by a studio office complex.
At December 31, 2021, we had 13 individual loan commitments equal to or greater than $150 million that ranged in size from $150 million to $500 million and totaled $3.3 billion and had an aggregate outstanding balance of $1.5 billion. Six of these commitments totaling $1.9 billion were equity fund loans, four of these commitments totaling $854 million were lender finance loans, and one of these commitments totaling $181 million was a residential construction loan, one of these commitments totaling $175 million was a loan secured by a multi-family property, and one of these commitments totaling $150 million was a loan secured by a studio office complex.
Financing
We depend on deposits and external financing sources to fund our operations. We employ a variety of financing arrangements, including term debt, subordinated debt, and equity. As a member of the FHLB, the Bank had secured financing capacity with the FHLB as of December 31, 2022 of $5.8 billion, collateralized by a blanket lien on $7.0 billion of qualifying loans and $2.1 billion of securities. The Bank also had secured financing capacity with the FRBSF of $2.5 billion as of December 31, 2022 collateralized by liens on $3.1 billion of qualifying loans.
Information Technology Systems
We devote significant financial and management resources to maintain stable, reliable, efficient, secure and scalable information technology systems. Where possible, we utilize third-party software systems that are hosted and supported by nationally recognized vendors. We work with our third-party vendors to monitor and maximize the efficiency of our use of their applications. We use integrated systems to originate and process loans and deposit accounts, which reduces processing time, automates numerous internal controls, improves customer experiences and reduces costs. Most customer records are maintained digitally. We also provide online, mobile, and telephone banking services to further improve the overall client experience.
We use an enterprise data warehouse system in order to aggregate, analyze, and report key metrics associated with our customers and products. Data is collected across multiple systems so that standard and ad hoc reports are available to assist with managing our business.

We maintain an information technology strategic plan. This plan defines the overall innovation and technology agenda and vision, tracks information technology and information security trends and priorities, and provides details on information technology initiatives over the next several years. Through our annual information technology budgeting process, we analyze our infrastructure for capacity planning, detail migration plans to replace aging hardware and software, and resource plan for internal and external information technology staffing needs against planned initiatives.
Protecting our systems to ensure the safety of customer information is critical to our business. We use multiple layers of protection to control access, detect unusual activity and reduce risk. We regularly conduct a variety of audits and vulnerability and penetration tests on our platforms, systems and applications and maintain comprehensive incident response plans to minimize potential risks, including cyber-attacks. To protect our business operations against disasters, we have a backup off-site core processing system and comprehensive recovery plans.
Risk Oversight and Management
We believe risk management is another core competency of our business. We have a comprehensive risk management process that measures, monitors, evaluates, and manages the risks we assume in conducting our activities. Our oversight of this risk management process is conducted by the Company’s Board of Directors (the “Board”) and its standing committees. The committees each report to the Board and the Board has overall oversight responsibility for risk management.
Our risk framework is structured to guide decisions regarding the appropriate balance between risk and return considerations in our business. Our risk framework is based upon our business strategy, risk appetite, and financial plans approved by our Board. Our risk framework is supported by an enterprise risk management program. Our enterprise risk management program integrates all risk efforts under one common framework. This framework includes risk policies, procedures, measured and reported limits and targets, and reporting. Our Board approves our risk appetite statement, which sets forth the amount and type of risks we are willing to accept in pursuit of achieving our strategic, business, and financial objectives. Our risk appetite statement provides the context for our risk management tools, including, among others, risk policies, delegated authorities, limits, portfolio composition, underwriting standards, and operational processes.
Competition
The banking business is highly competitive. We compete nationwide with other commercial banks and financial services institutions for loans and leases, deposits, and employees. Some of these competitors are larger in total assets and capitalization, with more offices over a wider geographic area and offer a broader range of financial services than our operations. Our most direct competition for loans comes from larger regional and national banks, diversified finance companies, venture debt funds, and community banks that target the same customers as we do. In recent years, competition has increased from institutions not subject to the same regulatory restrictions as domestic banks and bank holding companies. Those competitors include non-bank specialty lenders, insurance companies, private investment funds, investment banks, financial technology companies, and other financial and non-financial institutions.
Competition is based on a number of factors, including interest rates charged on loans and leases and paid on deposits, underwriting standards, loan covenants, required guarantees, the scope and type of banking and financial services offered, convenience of our branch locations, customer service, technological changes, and regulatory constraints. Many of our competitors are large companies that have substantial capital, technological, and marketing resources. Some of our competitors have substantial market positions and have access to a lower cost of capital or a less expensive source of funds. Because of economies of scale, our larger, nationwide competitors may offer loan pricing that is more attractive than what we are willing to offer.
Economic factors, along with legislative and technological changes, will have an ongoing impact on the competitive environment within the financial services industry. We work to anticipate and adapt to dynamic competitive conditions whether it is by developing and marketing innovative products and services, adopting or developing new technologies that differentiate our products and services, cross marketing, or providing highly personalized banking services. We strive to distinguish ourselves from other banks and financial services providers in our marketplace by providing an extremely high level of service to enhance customer loyalty and to attract and retain business.

We differentiate ourselves in the marketplace through the quality of service we provide to borrowers while maintaining competitive interest rates, loan fees and other loan terms. We emphasize personalized relationship banking services and the efficient decision-making of our lending business units. We compete effectively based on our in-depth knowledge of our borrowers' industries and their business needs based upon information received from our borrowers' key decision-makers, analysis by our experienced professionals, and interaction between these two groups; our breadth of loan product offerings and flexible and creative approach to structuring products that meet our borrowers' business and timing needs; and our dedication to superior client service. However, we can provide no assurance as to the effectiveness of these efforts on our future business or results of operations, as to our continued ability to anticipate and adapt to changing conditions, and as to sufficiently improving our services and banking products in order to successfully compete in the marketplace.
Human Capital Management
Our business strategy is to operate a client-focused, well-capitalized and profitable nationwide bank dedicated to providing personal service to our business and individual customers. Our employees are our most important assets and they set the foundation for our ability to achieve our strategic objectives. We believe that we have a competitive advantage in the markets we serve because of our long-standing reputation for providing superior, relationship-based customer service. In order to continue to provide the expertise and customer service for which we are known, it is crucial that we continue to attract, retain, and develop top talent. To facilitate talent attraction and retention, we strive to make the Bank a diverse, inclusive, and safe workplace, with opportunities for our employees to grow and advance in their careers, supported by strong compensation, benefits, and health and wellness programs.
Oversight and Management
We strive to attract, develop, and retain highly qualified employees for each role in the organization. Working under this principle, our Human Resources Department is tasked with managing employment-related matters, including recruiting and hiring, onboarding and training, compensation planning, performance management, and professional development. Our Board of Directors and Board Compensation and Human Capital Committee provide oversight on certain human capital matters, including our compensation and benefit programs. As noted in its charter, our Compensation and Human Capital Committee is responsible for periodically reviewing employee compensation programs and initiatives to ensure they are competitive and aligned with our stockholders’ long-term interests, including incentives and benefits, as well as our succession planning and strategies. Our Compensation and Human Capital Committee also works closely with the Risk Committee to monitor current and emerging human capital management risks and to mitigate exposure to those risks.
Demographics
At December 31, 2022, we had 2,438 full-time, part-time, and temporary employees, the overwhelming majority of which were full-time employees. None of the Company’s employees are represented by a labor union or by collective bargaining agreements. During 2022, the number of employees increased by approximately 9.7% due primarily to the growth in Civic's operations and additions to support our technology initiatives. During 2022, our employee turnover rate was approximately 14.1%. The average tenure of our full-time employees is 6.7 years.
At December 31, 2022, the composition of our workforce was categorized as follows:
Gender	% of Total
Women	57%
Men	43%

Ethnicity	% of Total
Asian	13%
Black or African American	8%
Hispanic or Latino	28%
Native Hawaiian or other Pacific Islander	1%
Two or more races	3%
White	47%
Human Capital Management Objectives
Our key human capital management objectives are to attract, retain, and develop the highest quality talent. To support these objectives, our human resources programs are designed to develop talent to prepare them for critical roles and leadership positions for the future, reward and support employees through competitive pay, benefit, and perquisite programs, enhance the Company’s culture through efforts aimed at making the workplace more engaging and inclusive, acquire talent, and facilitate internal talent mobility to create a high-performing, diverse workforce, and evolve and invest in technology, tools and resources to enable employees to effectively and efficiently perform their responsibilities and achieve their full potential.
Some examples of key programs and initiatives that are focused to attract, develop and retain our workforce include:
Compensation and benefits. The philosophy and objectives underlying our compensation programs are to employ and retain talented employees to ensure we execute on our business goals, drive short- and long-term profitable growth of the Company, and create long-term stockholder value. In allocating total compensation, we seek to provide competitive levels of fixed compensation (base salary) and, through annual and long-term incentives, provide for increased total compensation when performance objectives are exceeded and appropriately lower total compensation if performance objectives are not met. Specifically:
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We provide employee wages that are competitive and consistent with employee positions, skill levels, experience, knowledge and geographic location. As of December 31, 2022, our minimum starting wage is $20 per hour.

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We engage nationally recognized outside compensation and benefits consulting firms to independently evaluate the effectiveness of our compensation and benefit programs and to provide benchmarking against our peers within the industry. These reviews have resulted in our reducing the employee cost of our health insurance for our plans and increasing our 401(k) match to be more in-line with our peers and making the match fully vested immediately.

•	We align our executives’ long-term equity compensation with our stockholders’ interests by linking realizable pay with Company performance.
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Annual increases and incentive compensation are based on merit, which is communicated to employees at the time of hiring and documented through our talent management process as part of our annual review procedures and upon internal transfer and/or promotion.

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All full-time employees are eligible for health insurance (medical, dental, and vision), paid and unpaid leaves, a 401(k) plan with Company matching, life and disability/accident coverage, enhanced mental health offerings, and employee assistance programs. We also offer a variety of voluntary benefits that allow employees to select the options that meet their personal and family needs, including health savings and flexible spending accounts, paid parental leave, public transportation reimbursement, personalized wellness programs and a tuition reimbursement program.

Health, Safety and Wellness. The health, safety, and wellness of our employees is fundamentally connected to the success of our business. We provide our employees and their families with access to a variety of flexible, convenient and innovative health and wellness programs to help them improve or maintain their physical and mental well-being. The safety of our employees and customers is paramount. We strive to ensure that all employees feel safe in their respective work environment. In response to the COVID-19 pandemic, we implemented significant changes that we determined were in the best interest of our employees, as well as the communities in which we operate, and which comply with government regulations. This included having the vast majority of our non-branch employees work from home, while implementing additional safety measures and paying special bonuses for employees continuing critical on-site work. In 2021, we introduced an employer-paid mental wellness support benefit provided by a leading external service provider.
Talent Development. We believe that creating an environment which encourages continual learning and development is essential for us to maintain a high level of service and to achieve our goal to have every employee feel that they are a valued member of a successful company. This is why we have implemented a variety of learning and development resources for all levels of employees across the bank. Our first focus area has been on building our leadership talent pipeline. Based on our company-wide succession planning discussions, we implemented a new leadership program called LEAD for our most senior leaders. Facilitated by members of our executive team, this program prepares our future leaders for leadership roles within the bank. In addition to our new LEAD program, managers also have the opportunity to refine their skills through our Leadership Essentials program. This program teaches managers how to effectively manage, engage, and develop their teams. Employees have access to ongoing education that is relevant to the banking industry and their job function within the Company leveraging our new Linkedin Learning Platform and other key educational partnerships. We have a strong partnership with Pacific Coast Banking School and send a cohort of leaders for their graduate certificate in banking each year. Through our talent management processes of goal setting, performance reviews, succession planning and career development we strive to continually develop our people and meet the dynamic needs of our customers.
Diversity and Inclusion. We are committed to creating a culture of inclusion - where differences are both appreciated and respected. We take pride in providing equal employment opportunities and building a workplace culture where all employees feel supported and respected, and have equal access to career and development opportunities without regard to race, religion/creed, color, national origin, age, marital status, ancestry, sex, gender, gender identity/expression, sexual orientation, veteran status, physical or mental disability, medical condition, military status, or any other characteristic protected by federal, state or local laws. To help accomplish this, we have a SVP, Diversity, Equity & Inclusion, who is supported by a Diversity, Equity and Inclusion Steering Committee and a Diversity, Equity and Inclusion Advisory Council made up of 23 employee representatives from throughout the Company to advance our diversity and inclusion initiatives. We strive to build teams and grow talent that reflects the diversity of the clients and communities we serve and foster an inclusive and equitable culture/workplace.
Financial and Statistical Disclosure
Certain of our statistical information is presented within “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Item 7A. Quantitative and Qualitative Disclosure About Market Risk.” This information should be read in conjunction with the consolidated financial statements contained in “Item 8. Financial Statements and Supplementary Data.”
Supervision and Regulation
General
The Company and the Bank are subject to extensive regulation under federal and state banking laws that establish a comprehensive framework for our operations. Such regulation is intended to, among other things, protect the interests of customers, including depositors, and the federal deposit insurance fund, as well as to minimize risk to the banking system as a whole. These regulations are not, however, generally charged with protecting the interests of our stockholders or other creditors. Described below are elements of selected laws and regulations applicable to our Company or the Bank. The descriptions are not intended to be complete and are qualified in their entirety by reference to the full text of the statutes and regulations described. Changes in applicable law or regulations, particularly in the current U.S. political environment, and in their application by regulatory agencies, cannot be predicted, and they may have a material effect on the business, operations, and results of the Company or the Bank.
Bank Holding Company Regulation
As a bank holding company, PacWest is registered with and subject to supervision, regulation, and examination by the FRB under the BHCA, and we are required to file with the FRB periodic reports of our operations and additional information regarding the Company and its subsidiaries as the FRB may require.

The Dodd-Frank Act, which codified the FRB's long-standing “source-of-strength” doctrine, requires the Company to act as a source of financial strength to the Bank including committing resources to support the Bank even at times when the Company may not be in a financial position to do so.
Pursuant to the BHCA, we are required to obtain the prior approval of the FRB before we acquire all or substantially all of the assets of any bank or the ownership or control of voting shares of any bank if, after giving effect to such acquisition, we would own or control, directly or indirectly, more than 5 percent of the voting shares of such bank. Pursuant to the Bank Merger Act, the prior approval of the FDIC is required for the Bank to merge with another bank or purchase all or substantially all of the assets or assume any of the deposits of another FDIC-insured depository institution. In reviewing certain merger or acquisition transactions, the federal regulators will consider the assessment of the competitive effect and public benefits of the transactions, the capital position and managerial resources of the combined organization, the risks to the stability of the U.S. banking and financial system, our performance record under the CRA, our compliance with fair housing and other consumer protection laws, and the effectiveness of all organizations involved in combating money laundering activities. The ability of any bank holding company to acquire another bank holding company or bank is also significantly impacted by subjective decisions of federal regulators, including political appointees, as to whether any proposed merger would be consistent with then-current national financial institutions policies. These subjective views may have an impact on the ability of any bank holding company to engage in a merger transaction.
Under the BHCA, we may not engage in any business other than managing or controlling banks or furnishing services to our subsidiaries and such other activities that the FRB deems to be so closely related to banking as “to be a proper incident thereto.” We are also prohibited, with certain exceptions, from acquiring direct or indirect ownership or control of more than 5 percent of the voting shares of any company unless the company is engaged in banking activities or the FRB determines that the activity is so closely related to banking as to be a proper incident to banking. Generally, the FRB’s approval must be obtained before the shares of any such company can be acquired.
The federal regulatory agencies also have general authority to prohibit a bank subsidiary or bank holding company from engaging in unsafe or unsound banking practices. Depending upon the circumstances, the agencies could take the position that paying a dividend would constitute an unsafe or unsound banking practice. Further, as discussed below under “- Capital Requirements,” we are required to maintain minimum ratios of Common Equity Tier 1 capital, Tier 1 capital, and total capital to total risk-weighted assets, and a minimum ratio of Tier 1 capital to total adjusted quarterly average assets as defined in such regulations. The level of our capital ratios may affect our ability to pay dividends or repurchase our shares. See Note 23. Dividend Availability and Regulatory Matters of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
The Dodd-Frank Act
The Dodd-Frank Act, which was enacted in July 2010, significantly restructured the financial regulatory landscape in the United States, including the creation of a new systemic risk oversight body, the FSOC. The FSOC oversees and coordinates the efforts of the primary U.S. financial regulatory agencies (including the FRB, the SEC, the Commodity Futures Trading Commission and the FDIC) in establishing regulations to address financial stability concerns. The Dodd-Frank Act and the FRB’s implementing regulations impose increasingly stringent regulatory requirements on financial institutions as their size and scope of activities increase.
In May 2018, the Economic Growth, Regulatory Relief, and Consumer Protection Act (“EGRRCPA”) was enacted. While the EGRRCPA reduced the impact of the Dodd-Frank Act on bank holding companies of our size, including in respect to stress testing, the Dodd-Frank Act nonetheless subjected us to additional significant regulatory requirements. In addition, as a result of the Dodd-Frank Act and our having in excess of $10 billion in total consolidated assets, the Company and the Bank are subject to the examination and supervision of the CFPB with respect to compliance with certain consumer financial laws.
Transactions with Affiliates
Transactions between the Bank and its affiliates are regulated under federal banking law. Subject to certain exceptions set forth in the Federal Reserve Act and implementing regulations, a bank may enter into “covered transactions” with its affiliates if the aggregate amount of the covered transactions to any single affiliate does not exceed 10 percent of the Bank’s capital stock and surplus or 20 percent of the Bank’s capital stock and surplus for covered transactions with all affiliates. Covered transactions include, among other things, the extension of credit, the investment in securities, the purchase of assets, the acceptance of collateral or the issuance of a guaranty. The Dodd-Frank Act significantly expanded the coverage and scope of the limitations on affiliate transactions within a banking organization. Additionally, most transactions that the Bank engages in with an affiliate, including where an affiliate performs a service for the Bank, must be on similar terms and conditions as the Bank would get from a non-affiliate.
Dividends and Share Repurchases
The ability of the Company to pay dividends on or to repurchase its common or preferred stock, and the ability of the Bank to pay dividends to the Company, may be restricted due to several factors including: (a) the DGCL (in the case of the Company) and applicable California law (in the case of the Bank), (b) covenants contained in our subordinated debt and borrowing agreements, and (c) the regulatory authority of the FRB, the DFPI, and the FDIC.
Our ability to pay dividends to our stockholders or to repurchase shares of our common or preferred stock is subject to the restrictions set forth in the DGCL. The DGCL provides that a corporation, unless otherwise restricted by its certificate of incorporation, may declare and pay dividends (or repurchase shares) out of its surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year, as long as the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets. Surplus is defined as the excess of a corporation’s net assets (i.e., its total assets minus its total liabilities) over the capital associated with issuances of its common stock. Moreover, the DGCL permits a board of directors to reduce its capital and transfer such amount to its surplus. In determining the amount of surplus of a Delaware corporation, the assets of the corporation, including stock of subsidiaries owned by the corporation, must be valued at their fair market value as determined by the board of directors, regardless of their historical book value.
Our ability to pay cash dividends to our stockholders or to repurchase shares of our common or preferred stock may be limited by certain covenants contained in the indentures governing trust preferred securities issued by us or entities that we have acquired, and the debentures underlying the trust preferred securities. Generally the indentures provide that if an Event of Default (as defined in the indentures) has occurred and is continuing, or if we are in default with respect to any obligations under our guarantee agreement which covers payments of the obligations on the trust preferred securities, or if we give notice of any intention to defer payments of interest on the debentures underlying the trust preferred securities, then we may not, among other restrictions, declare or pay any dividends with respect to our common or preferred stock or repurchase shares of our common or preferred stock.
Notification to the FRB is required prior to our declaring and paying a cash dividend to our stockholders during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Under such circumstances, we may not pay a dividend should the FRB object until such time as we receive approval from the FRB or no longer need to provide notice under applicable regulations. In addition, prior approval of the FRB may be required in certain circumstances prior to our repurchasing shares of our common stock.
In connection with the decision regarding dividends and share repurchase programs, our Board will take into account general business conditions, our financial results, projected cash flows, capital requirements, contractual, legal and regulatory restrictions on the payment of dividends by the Bank to the Company and such other factors as deemed relevant. We can provide no assurance that we will continue to declare dividends on a quarterly basis or otherwise or to repurchase shares of our common stock. The declaration of dividends by the Company is subject to the discretion of our Board.
PacWest’s primary source of earnings is the receipt of cash dividends from the Bank. Various statutes and regulations limit the availability of cash dividends from the Bank. Dividends paid by the Bank are regulated by the DFPI and FDIC under their general supervisory authority as it relates to a bank’s capital requirements. The Bank may declare a dividend without the approval of the DFPI as long as the total dividends declared in a calendar year do not exceed either the retained earnings or the total of net earnings for three previous fiscal years less any dividend paid during such period. The Bank had a cumulative net loss of $195.4 million during the three fiscal years of 2022, 2021, and 2020 due to the $1.47 billion goodwill impairment in the first quarter of 2020, compared to dividends of $569.0 million paid by the Bank during that same period. Since the Bank had a retained deficit of $790.9 million at December 31, 2022, for the foreseeable future, any further cash dividends from the Bank to the Company will continue to require DFPI and FDIC approval.
See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity - Holding Company Liquidity” and Note 23. Dividend Availability and Regulatory Matters of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” for a discussion of other factors affecting the availability of dividends and limitations on the ability to declare dividends.
Capital Requirements
We are subject to the comprehensive capital framework for U.S. banking organizations known as “Basel III.” Basel III, among other things, (i) implemented increased capital levels for the Company and the Bank, (ii) introduced a new capital measure called CET1 and related regulatory capital ratio of CET1 to risk-weighted assets, (iii) specified that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting certain revised requirements, (iv) mandated that most deductions/adjustments to regulatory capital measures be made to CET1 and not to the other components of capital, and (v) expanded the scope of the deductions from and adjustments to capital as compared to existing regulations. Under Basel III, for most banking organizations, the most common form of Additional Tier 1 capital is non-cumulative perpetual preferred stock, and the most common form of Tier 2 capital is subordinated notes and a portion of the allowance for credit losses, in each case, subject to Basel III specific requirements.
We believe that, as of December 31, 2022, the Company and the Bank met all capital adequacy requirements under Basel III. Pursuant to Basel III, the minimum capital ratios are as follows:
•	4.5% CET1 to risk-weighted assets;
•	6.0% Tier 1 capital (that is, CET1 plus Additional Tier 1 capital) to risk-weighted assets;
•	8.0% Total capital (that is, Tier 1 capital plus Tier 2 capital) to risk-weighted assets; and
•	4% Tier 1 capital to average consolidated assets as reported on regulatory financial statements (known as the “leverage ratio”).
Basel III also introduced a new “capital conservation buffer”, composed entirely of CET1, on top of the minimum risk-weighted asset ratios. The capital conservation buffer is designed to absorb losses during periods of economic stress. Banking institutions with a ratio of CET1 to risk-weighted assets, Tier 1 to risk-weighted assets or total capital to risk-weighted assets above the minimum but below the capital conservation buffer will face constraints on dividends, equity repurchases and compensation based on the amount of the shortfall and the institution’s “eligible retained income” (that is, four quarter trailing net income, net of distributions and tax effects not reflected in net income). As of January 1, 2019, the capital conservation buffer was fully phased-in and the Company and the Bank are required to maintain an additional capital conservation buffer of 2.5% of CET1, effectively resulting in minimum ratios of (i) CET1 to risk-weighted assets of at least 7%, (ii) Tier 1 capital to risk-weighted assets of at least 8.5%, and (iii) total capital to risk-weighted assets of at least 10.5%.
CET1 capital predominantly includes common stockholders' equity, less goodwill net of any associated deferred tax liabilities. Basel III provides for certain other deductions from or adjustments to CET1 including intangible assets, net of any associated deferred tax liabilities, deferred tax assets that arise from net operating loss and tax credit carry-forwards, net of any related valuation allowances and deferred tax liabilities and other items that may be deductible from CET1 capital if they exceed a certain percentage of CET1 capital.
Basel III provides a standardized approach for risk weightings that, depending on the nature of the assets, generally range from 0% for U.S. government and agency securities, to 1,250% for certain trading securitization exposures, resulting in higher risk weights for a variety of asset classes than previous regulations.
The Company has outstanding subordinated debt issued to trusts, which, in turn, issued trust preferred securities. The carrying amount of subordinated debt totaled $867.1 million at December 31, 2022. Under Basel III, $131.0 million of the Company’s trust preferred securities were included in Tier 1 capital and the remaining $721.9 million of the Company's trust preferred securities were included in Tier 2 capital at December 31, 2022.

See “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations - Regulatory Matters - Capital” for further information on regulatory capital requirements, capital ratios, and deferred tax asset limits as of December 31, 2022 for the Company and the Bank.
Stress Testing
Though the Company and the Bank are no longer required to prepare annual stress tests pursuant to the Dodd-Frank Act, we continue to prepare an annual stress test of our capital, consolidated earnings and losses under adverse economic and market conditions. Our stress test results are considered by the FRB and the FDIC in evaluating our capital adequacy and could have a negative impact on our ability to make capital distributions in the form of dividends or share repurchases.
Safety and Soundness Standards
As required by the FDIA, guidelines adopted by the federal bank regulatory agencies establish general standards relating to internal controls and information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth and quality, and compensation, fees and benefits. The agencies have adopted regulations and interagency guidelines that set forth the safety and soundness standards used to identify and address problems at insured depository institutions before capital becomes impaired. If an agency determines that a bank fails to satisfy any standard, it may require the bank to submit an acceptable plan to achieve compliance, consistent with deadlines for the submission and review of such safety and soundness compliance plans. If an institution fails to submit an acceptable compliance plan or fails in any material respect to implement an acceptable compliance plan, the agency must issue an order directing action to correct the deficiency and may issue an order directing other actions of the types to which an undercapitalized institution is subject under the FDIA.
Deposit Insurance
The Bank is a state-chartered, “non-member” bank regulated by the DFPI and the FDIC. The Bank accepts deposits, and those deposits have the benefit of FDIC insurance up to the applicable limits established by law. The applicable statutory limit for FDIC insurance for most types of accounts is $250,000.
Under the FDIC's risk-based deposit premium assessment system, the assessment rates for an insured depository institution are determined by an assessment rate calculator, which is based on a number of elements that measure the risk each institution poses to the FDIC's Deposit Insurance Fund (“DIF”). The calculated assessment rate is applied to average consolidated assets less the average tangible equity of the insured depository institution during the assessment period to determine the dollar amount of the quarterly assessment. Under the current system, premiums are assessed quarterly and could increase if, for example, criticized loans and leases and/or other higher risk assets increase or balance sheet liquidity decreases. For the year ended December 31, 2022, we incurred $19.7 million of FDIC assessment expense.
In October 2022, the FDIC adopted a final rule to increase the initial base deposit insurance assessment rate schedules uniformly by 2 basis points beginning with the first quarterly assessment period of 2023. The increased assessment is expected to improve the likelihood that the DIF reserve ratio would reach the statutory minimum of 1.35% by the statutory deadline prescribed under the FDIC's amended restoration plan.
Under the FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. In addition, the FDIC is authorized to conduct examinations of and require periodic reporting by FDIC-insured institutions.
Incentive Compensation
In 2010, federal banking regulators issued final joint agency guidance on Sound Incentive Compensation Policies. This guidance applies to executive and non-executive incentive plans administered by the Bank. The guidance notes that incentive compensation programs must (i) provide employees incentives that appropriately balance risk and reward, (ii) be compatible with effective controls and risk management and (iii) be supported by strong corporate governance, including oversight by the Board. The FDIC reviews, as part of its regular examination process, the Bank’s incentive compensation programs.

In addition, the Dodd-Frank Act requires the federal bank regulatory agencies and the SEC to establish joint regulations or guidelines prohibiting incentive-based payment arrangements at specified regulated entities having at least $1 billion in total assets, such as the Company and the Bank, that encourage inappropriate risks by providing an executive officer, employee, director or principal stockholder with excessive compensation, fees, or benefits that could lead to material financial loss to the entity. In addition, these regulators must establish regulations or guidelines requiring enhanced disclosure of incentive-based compensation arrangements to regulators.
The agencies proposed initial regulations in April 2011 and proposed revised regulations during the second quarter of 2016 that would establish general qualitative requirements applicable to all covered entities. The proposed general qualitative requirements include (i) prohibiting incentive arrangements that encourage inappropriate risks by providing excessive compensation; (ii) prohibiting incentive arrangements that encourage inappropriate risks that could lead to a material financial loss; (iii) establishing requirements for performance measures to appropriately balance risk and reward; (iv) requiring board of director oversight of incentive arrangements; and (v) mandating appropriate record-keeping. As of the date of this filing, the agencies have not finalized these proposed regulations.
In August 2015, the SEC adopted final rules implementing the pay ratio provisions of the Dodd-Frank Act by requiring companies to disclose the ratio of the compensation of its chief executive officer to the median compensation of its employees. Under SEC guidance issued in September 2017, companies such as the Company are able to use widely-recognized tests to determine who counts as an employee under the rule, use existing internal records such as payroll and tax information and describe the ratio as an estimate.
Consumer Regulation
We are subject to a number of federal and state consumer protection laws that extensively govern our relationship with our customers. These laws include the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Truth in Lending Act, the Truth in Savings Act, the Electronic Fund Transfer Act, the Expedited Funds Availability Act, the Home Mortgage Disclosure Act, the Fair Housing Act, the Real Estate Settlement Procedures Act, the Fair Debt Collection Practices Act, the Service Members Civil Relief Act, as well as a general prohibition on engaging in unfair, deceptive, and abusive acts and practices. There are numerous state-law counterparts to many of these laws, as well as state usury laws and laws regarding unfair and deceptive acts and practices.
Violations of applicable consumer protection laws can result in significant potential liability from litigation brought by customers, including actual and statutory damages, restitution and attorneys’ fees. Federal bank regulators, state attorneys general and state and local consumer protection agencies may also seek to enforce consumer protection requirements and obtain these and other remedies, including regulatory sanctions, customer rescission rights, action by the state attorneys general and local prosecutors in each jurisdiction in which we operate, and civil money penalties. Failure to comply with consumer protection regulations may also result in our failure to obtain any required bank regulatory approval for merger or acquisition transactions we may wish to pursue or a prohibition on our ability to engage in such transactions even if approval is not required.
The CFPB has broad rulemaking, supervisory, and enforcement powers under various federal consumer financial protection laws. The CFPB is also authorized to engage in consumer financial education, track consumer complaints, request data, and promote the availability of financial services to underserved consumers and communities. The Bank is subject to direct oversight and examination by the CFPB with respect to compliance with certain consumer financial laws. The CFPB has broad supervisory, examination, and enforcement authority over various consumer financial products and services, including the ability to require reimbursements and other payments to customers for alleged legal violations and to impose significant penalties, as well as injunctive relief that prohibits lenders from engaging in allegedly unlawful practices. The CFPB also has the authority to obtain cease and desist orders providing for affirmative relief or monetary penalties. State regulation of financial products and potential enforcement actions could also adversely affect our business, financial condition, or results of operations.
USA PATRIOT Act and Anti-Money Laundering
The USA PATRIOT Act, designed to deny terrorists and others the ability to obtain access to the United States financial system, has significant implications for depository institutions, brokers, dealers and other businesses involved in the transfer of money. The USA PATRIOT Act, as implemented by various federal regulatory agencies, requires the Company and the Bank to establish and implement policies and procedures with respect to, among other matters, anti-money laundering, compliance, suspicious activity and currency transaction reporting, and due diligence on customers and prospective customers. The USA PATRIOT Act and its underlying regulations permit information sharing for counter-terrorism purposes between federal law enforcement agencies and financial institutions, as well as among financial institutions, subject to certain conditions, and require the FRB, the FDIC and other federal banking agencies to evaluate the effectiveness of an applicant in combating money laundering activities when considering a bank holding company acquisition and/or a Bank Merger Act application.
The U.S. Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”) drafts regulations implementing the USA PATRIOT Act and other anti-money laundering and Bank Secrecy Act legislation.
We regularly evaluate and continue to enhance our systems and procedures to continue to comply with the USA PATRIOT Act and other anti-money laundering initiatives. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal, strategic, and reputational consequences for the institution and result in material fines and sanctions.
In January 2021, the Anti-Money Laundering Act of 2020 was adopted, which mandated that FinCEN adopt a more stringent system of identifying “legal entities,” as well as generally reviewing and updating the anti-money laundering regulations that are applicable to the Bank. This revision process is underway and will continue through 2023, and could result in increased compliance obligations and costs for the Bank.
Office of Foreign Assets Control Regulation
The United States has imposed economic sanctions that affect transactions with designated foreign countries, designated nationals and others. These rules are promulgated and administered by OFAC. The OFAC-administered sanctions targeting designated countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to U.S. jurisdiction (including property in the possession or control of U.S. persons). These sanctions that are applicable to countries and individuals are also imposed against some non-governmental organizations, associations, or other criminal networks. Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal, strategic, and reputational consequences, and result in civil and criminal penalties against the Company and the Bank.
Community Reinvestment Act
The CRA and implementing regulations generally require the Bank to identify the communities it serves and to make loans and investments, offer products, make donations in, and provide services designed to meet the credit needs of these communities. The CRA also requires the Bank to maintain comprehensive records of its CRA activities to demonstrate how we are meeting the credit needs of our communities. These documents are subject to periodic examination by the FDIC. During these examinations, the FDIC rates such institutions’ compliance with CRA as “Outstanding,” “Satisfactory,” “Needs to Improve” or “Substantial Noncompliance.” The CRA requires the FDIC to take into account the record of a bank in meeting the credit needs of all of the communities served, including low-and moderate-income neighborhoods, in determining such rating. Failure of an institution to receive at least a “Satisfactory” rating could inhibit such institution or its holding company from undertaking certain activities, including acquisitions. The Bank received a CRA rating of “Outstanding” as of its most recent examination. In the case of a bank holding company, such as the Company, when applying to acquire a bank, savings association, or a bank holding company, the FRB will assess the CRA record of each depository institution of the applicant bank holding company in considering the application.
In May 2022, federal bank regulatory agencies issued a proposal to strengthen and modernize regulations implementing the CRA, which would require evaluation of bank performance to further address inequities in access to credit, and which would emphasize smaller-value loans and investments to low- and moderate-income communities. The proposal would also update CRA assessment areas to include activities associated with online and mobile banking, and adopt a metrics-based approach to CRA evaluations of retail lending and community development financing. If ultimately adopted in the form as proposed, CRA record-keeping may become more complex and costly, and the Bank would be required to reevaluate its CRA compliance activities to ensure that it continues to receive an acceptable CRA rating.
Customer Information Privacy and Cybersecurity
The FRB and other bank regulatory agencies have adopted guidelines for safeguarding confidential, personal, non-public customer information. These guidelines require each financial institution, under the supervision and ongoing oversight of its board of directors or an appropriate committee thereof, to create, implement, and maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, protect against any anticipated threats or hazard to the security or integrity of such information, and protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer. We have adopted a customer information security program to comply with these requirements.
The Gramm-Leach-Bliley Act of 1999 (the “GLBA”) requires financial institutions to implement policies and procedures regarding the disclosure of non-public personal information about consumers to non-affiliated third parties. The GLBA requires disclosures to consumers on policies and procedures regarding the disclosure of such non-public personal information and, except as otherwise required by law, prohibit disclosing such information except as provided in the Bank’s policies and procedures. We have implemented privacy policies addressing these restrictions that are distributed regularly to all existing and new customers of the Bank.
In March 2015, federal regulators issued two related statements regarding cybersecurity. One statement indicates that financial institutions should design multiple layers of security controls to establish lines of defense and to ensure that their risk management processes also address the risk posed by compromised customer credentials, including security measures to reliably authenticate customers accessing Internet-based services of the financial institution. The other statement indicates that a financial institution’s management is expected to maintain sufficient business continuity planning processes to ensure the rapid recovery, resumption and maintenance of the institution’s operations after a cyber-attack involving destructive malware. A financial institution is also expected to develop appropriate processes to enable recovery of data and business operations and address rebuilding network capabilities and restoring data if the institution or its critical service providers fall victim to this type of cyber-attack. If we fail to observe the regulatory guidance, we could be subject to various regulatory sanctions, including financial penalties.
In November 2021, the federal bank regulatory agencies issued a joint rule establishing computer-security incident notification requirements for banking organizations and their service providers. This rule requires new notification requirements where a banking organization experiences a computer-security incident. This rule had an effective date of April 1, 2022, and a compliance date of May 1, 2022.
State regulators have been increasingly active in implementing privacy and cybersecurity standards and regulations. Several states have adopted regulations requiring certain financial institutions to implement cybersecurity programs and providing detailed requirements with respect to these programs, including data encryption requirements. Many states have implemented or modified their data breach notification and data privacy requirements, and California and Colorado, which are two states in which we have branch offices, have enacted comprehensive data privacy legislation. In June 2018, the California legislature passed the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020. In November 2020, California voters approved the California Privacy Rights Act of 2020, which took effect on January 1, 2023. Together, these California acts, which cover businesses that obtain or access personal information on California resident consumers, grant consumers enhanced privacy rights and control over their personal information and imposes significant requirements on covered companies with respect to consumer data privacy rights. Other states are either considering or have adopted similar privacy legislation. For example, in July 2021, Colorado became the third state - behind California and Virginia - to enact comprehensive data privacy legislation, commonly referred to as the Colorado Privacy Act, which is set to take effect on July 1, 2023. The Colorado Privacy Act is modeled in part off of the CCPA. We expect this trend of state-level activity to continue, and are continually monitoring developments in the states in which we operate. For a further discussion of risks related to privacy and cybersecurity, see “Item 1A. Risk Factors” included in this Form 10-K.

Regulation of Certain Subsidiaries
PWAM is registered with the SEC under the Investment Advisers Act of 1940, as amended, and is subject to its rules and regulations. Following the completion of various studies on investment advisers and broker-dealers required by the Dodd-Frank Act, the SEC has, among other things, recommended to Congress that it consider various means to enhance the SEC’s examination authority over investment advisers, which may have an impact on PWAM that we cannot currently assess.
ITEM 1A.	RISK FACTORS
You should carefully consider all of the information in this Annual Report on Form 10-K and the following risk factors before making an investment decision regarding our securities. However, other factors not discussed below or elsewhere in this Annual Report on Form 10-K could adversely affect our liquidity, cash flows, competitive position, business, reputation, capital position, financial condition, or results of operations. Therefore, the following risk factors should not be considered a complete list of potential risks we may face.
Economic and Market Conditions Risk
Our business is adversely affected by unfavorable economic, market, and political conditions.
In the event of an economic recession, our operating results could be adversely affected by higher loan and lease charge-offs and higher operating costs. Global economic conditions also may influence U.S. economic conditions, our customers’ businesses and our operating results. Sources of global economic and market instability include, but are not limited to, the potential economic slowdown internationally, the impact of trade negotiations, economic conditions in China, including China’s regulation of commerce and management of the COVID-19 pandemic, escalating military tensions in Europe as a result of Russia's invasion of Ukraine, and the effects of the COVID-19 pandemic or other health crises.
Various market conditions also affect our operating results. Certain changes in interest rates, inflation, or the financial markets could affect demand for our products. Real estate market conditions directly affect performance of our loans secured by real estate. Debt markets affect the availability of credit, which impacts the rates and terms at which we offer loans and leases. Stock market downturns often signal broader economic deterioration and/or a downward trend in business earnings, which may adversely affect businesses’ ability to raise capital and/or service their debts. Political and electoral changes, developments, conflicts, and conditions have in the past introduced, and may in the future introduce, additional uncertainty, which may affect our operating results. Concern regarding the ability of the U.S. Government to reach agreement on federal budgetary matters, including the debt ceiling, or prolonged stalemates leading to total or partial governmental shutdowns and potential downgrades of U.S. government securities by credit ratings agencies, can have adverse economic consequences and create the risk of economic instability or market volatility with potential adverse consequences to our business, financial condition, and results of operations.
Economic, market and political instability, or an economic recession or a downturn in various markets, could have one or more of the following adverse effects on our business:
•	a decrease in the demand for our loans and leases and other products and services offered by us;
•	a decrease in our deposit balances due to overall reductions in the accounts of customers;
•	a decrease in the value of collateral securing our loans and leases;
•	an increase in the level of nonperforming and classified loans and leases;
•	an increase in provisions for credit losses and loan and lease charge-offs;
•	a decrease in our capital and liquidity position;
•	a decrease in net interest income derived from our lending and deposit gathering activities;
•	a decrease in the Company's stock price;
•	a decrease in our ability to access the capital markets or access the capital markets on terms acceptable to us; or
•	an increase in our operating expenses associated with attending to the effects of certain circumstances listed above.

The COVID-19 pandemic created substantial disruption to global and domestic economies and has adversely impacted, and could continue to adversely impact, our business operations, asset valuations, and financial results.
The COVID-19 pandemic created global and domestic economic and financial disruptions that adversely affected our business operations, asset valuations and financial results in 2020 and could adversely affect our business operations, asset valuations, and financial results in the future. Although the risks and impacts of the COVID-19 pandemic appear to have largely subsided and the financial markets have rebounded from the significant declines that occurred earlier in the pandemic, new variants may continue to negatively impact the global and domestic economies, disrupt supply chains, lower some equity market valuations, and create volatility and disruption in financial markets. Should economic impacts of the COVID-19 pandemic persist or further deteriorate, this macroeconomic environment could have an adverse impact on our business, financial condition, and results of operations.
As the COVID-19 pandemic unfolded in March 2020, the credit status of some of our borrowers was adversely affected. We immediately enhanced the monitoring of our loan and lease portfolio with particular emphasis on certain loan and lease portfolios that we expected to be most impacted by the pandemic, such as the hotel, retail, commercial aviation, restaurant, and oil services loan and lease portfolios. We continue to closely monitor all of our portfolios. During 2022, we continued our monitoring of real estate loans secured by office properties because of the risk tenants’ may reduce the office space they lease as some portion of the workforce continues to work remotely on a hybrid or permanent basis. Even with our actions to assist our borrowers coping with the pandemic, we may not collect all amounts contractually owed to us as noted under “Credit Risk” below.
The extent of any continued or future adverse effects of the COVID-19 pandemic will depend on future developments that remain uncertain and outside our control, including the duration of the pandemic globally, new variants, the direct and indirect impact of the pandemic on our employees, customers and third party service providers, as well as other market participants, and the effectiveness of actions taken by governmental authorities and other third parties in response to the pandemic. If the pandemic morphs or otherwise results in a worsening of the current economic and commercial environments, our business, financial condition, results of operations, cash flows, and ability to pay dividends, as well as our regulatory capital and liquidity ratios could be materially adversely affected.
Our business is dependent upon the continued growth and welfare of the geographic markets that we serve.
Our full-services branches are located in California, Colorado and North Carolina, with loan production offices around the country. Our financial condition, results of operations and cash flows are subject to changes in the economic conditions in those markets. Our success depends upon the economic vitality, growth prospects, business activity, population, income levels, deposits and real estate activity in those areas and may be impacted by the effects of past and future civil unrest and domestic disturbances in the communities that we serve. Although our customers’ business and financial interests may extend well beyond our market areas, adverse economic conditions that affect our specific market area could reduce our growth rate, affect the ability of our customers to repay their loans to us and impact the stability of our deposit funding sources. Consequently, declines in economic conditions in these markets could generally affect our business, financial condition, and results of operations.
Credit Risk
Credit Risk is the Risk of Loss Arising from the Inability or Failure of a Borrower or Counterparty to Meet Its Obligations.
We may not collect all amounts that are contractually owed to us by our borrowers.
We are dependent on the collection of loan and lease principal, interest, and fees to partially fund our operations. A shortfall in collections and proceeds may impair our ability to fund our operations or to repay our existing debt.
When we loan money, commit to loan money or enter into a letter of credit or other contract with a counterparty, we incur credit risk. The credit quality of our portfolio can have a significant impact on our earnings. We expect to experience charge-offs and delinquencies on our loans and leases in the future. Our borrowers’ actual operating results may be worse than our underwriting indicated when we originated the loans and leases, and in these circumstances, if timely corrective actions are not taken, we could incur substantial impairment or loss of the value on these loans and leases. We may fail to identify problems because our borrowers did not report them in a timely manner or, even if the borrowers did report the problem, we may fail to address them quickly enough or at all. Even if borrowers provide us with full and accurate disclosure of all material information concerning their businesses, we may misinterpret or incorrectly analyze this information. Mistakes may cause us to make loans and leases that we otherwise would not have made or to fund advances that we otherwise would not have funded, either of which could result in losses on loans and leases, or necessitate that we significantly increase our allowance for loan and lease losses. As a result, we could suffer loan losses and have nonperforming loans and leases, which could have a material adverse effect on our net earnings and results of operations and financial condition to the extent the losses exceed our allowance for loan and lease losses.
Some of our loans and leases are secured by a lien on specified collateral of the borrower, and we may not obtain or properly perfect our liens, or the value of the collateral securing any particular loan may not protect us from suffering a partial or complete loss if the loan becomes nonperforming and we proceed to foreclose on or repossess the collateral. For instance, declines in the real estate market or sustained economic downturns may cause us to experience credit losses or charge-offs related to our loans, sell loans at unattractive prices or foreclose on certain real estate properties. In such event, we could suffer loan losses, which could have a material adverse effect on our net earnings, allowance for loan and lease losses, financial condition, and results of operations.
Additionally, loans to venture-backed borrowers support the borrowers’ operations, including operating losses, working capital requirements and fixed asset acquisitions. Venture-backed borrowers are at various stages in their development and are, generally, reporting operating losses. The primary sources of repayment are future additional venture capital equity investments or the sale of the company or its assets. Our venture-backed borrowers’ business plans may fail, increasing the likelihood for credit losses related to loans to venture-backed borrowers.
In accordance with U.S. GAAP, we maintain an allowance for loan and lease losses to provide for loan defaults and non-performance. Our allowance for loan and lease losses allocable to loans to venture-backed borrowers may not be adequate to absorb actual credit losses arising from these loans, and future provisions for credit losses could materially and adversely affect our operating results.
Our allowance for credit losses may not be adequate to cover actual losses.
We have adopted the FASB Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard, or “CECL.” CECL changed the allowance for credit losses methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions, and models than the previous accounting standards and could result in increases and add volatility to our allowance for credit losses and future provisions for loan losses. These forecasts, assumptions, and models are inherently uncertain and are based upon management’s reasonable judgment in light of information currently available. At any given point in time, conditions across various markets may increase the complexity and uncertainty involved in estimating the losses inherent in our portfolio. Our allowance for credit losses may not be adequate to absorb actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results.
Our federal and state regulators, as an integral part of their examination processes, review our loans and leases and allowance for credit losses. While we believe our allowance for credit losses is appropriate for the risk identified in our loan and lease portfolio, we cannot provide assurance that we will not further increase the allowance for credit losses, that it will be sufficient to address losses, or that regulators will not require us to increase this allowance. We also cannot be certain that actual results will be consistent with forecasts and assumptions used in our CECL modeling. Any of these occurrences could materially and adversely affect our financial condition and results of operations. For more information, see Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”

Our loans and leases are concentrated by location, collateral value, and borrower type, which could exacerbate credit losses if certain markets or industries were to experience economic difficulties or operating issues.
The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in any of our geographic markets. Adverse developments in nationwide or regional market conditions affecting real estate values could negatively impact our commercial real estate loans. Real estate mortgage loans and real estate construction and land loans comprised 69% of our total loans and leases at December 31, 2022. Of total loans and leases, 38% are secured by real estate collateral located in California, 30% are secured by multi-family properties (which includes multi-family construction projects), 12% are secured by collateral for loans originated by Civic, of which 10% are investor-owned residential mortgage loans and 2% are construction - renovation loans, and 3% are secured by commercial real estate construction projects. Declines in real estate markets or sustained economic downturns may cause us to experience credit losses or charge-offs related to our loans, or foreclose on certain real estate properties.
For real estate mortgage loans, other than owner-occupied single-family residential real estate mortgage loans, the respective primary and secondary sources of loan repayments are the net operating incomes of the properties and the proceeds from the sales or refinancing of the properties. For real estate construction and land loans, the primary source of loan repayments is the proceeds from the sales or refinancing of the properties following the completion of construction and the stabilization/attainment of sufficient debt service coverage. As such, our commercial real estate borrowers generally are required to refinance the loans with us or another lender or sell the properties to repay our loans. A portion of our real estate loans are secured by residential properties. Decreases in residential property values could lead to increased credit losses for these loans.
The COVID-19 pandemic has had a potentially long-term negative impact on some commercial real estate portfolios. We continue to monitor our real estate loans secured by office properties because of the risk that tenants may reduce the office space they lease as some portion of the workforce continues to work remotely on a hybrid or permanent basis and that we may not collect all amounts contractually owed to us.
We have a number of large credit relationships and individual commitments.
At December 31, 2022, there were 20 individual real estate construction and land commitments greater than or equal to $100 million with the largest commitment being $233 million. At December 31, 2022, these 20 individual commitments totaled $2.6 billion and had an aggregate outstanding balance of $941 million. The projects financed by these commitments are 14 multi-family projects, two industrial projects, one medical office project, one life science office property, one condominium project, and one line of credit under which the borrower acquires residential properties that the borrower renovates and sells. For these 20 commitments, the average commitment to budgeted project cost ratio was 59.7%.
At December 31, 2022, we had 19 individual loan commitments greater than or equal to $150 million that ranged in size from $150 million to $500 million and totaled $4.4 billion and had an aggregate outstanding balance of $1.9 billion. Seven of these commitments totaling $1.9 billion were equity fund loans, six of these commitments totaling $1.4 billion were lender finance loans, two of these commitments totaling $363 million were residential construction loans, one of these commitments totaling $233 million was a medical office construction loan, one of these commitments totaling $200 million was a line of credit, one of these commitments totaling $175 million was a loan secured by a multi-family property, and one of these commitments totaling $150 million was a loan secured by a studio office complex.
A significant loss related to one of our large lending relationships or individual commitments could have a material adverse effect on our financial condition and results of operations.

Market Risk
Market Risk is the Risk That Market Conditions May Adversely Impact the Value of Assets or Liabilities or Otherwise Negatively Impact Earnings. Market Risk is Inherent to the Financial Instruments Associated with Our Operations and Activities, Including Loans, Deposits, Securities, Short-Term Borrowings, Long-Term Debt, and Derivatives.
Our business is subject to interest rate risk, and variations in interest rates may materially and adversely affect our financial performance.
Changes in the interest rate environment may reduce our profits. It is expected that we will continue to realize income from the differential or “spread” between the interest earned on loans, securities and other interest-earning assets, and interest paid on deposits, borrowings and other interest-bearing liabilities. Net interest spreads are affected by the differences between the maturities and repricing characteristics of interest-earning assets and interest-bearing liabilities. Changes in market interest rates generally affect loan volume, loan yields, funding sources and funding costs. Our net interest spread depends on many factors that are partly or completely out of our control, including competition, general economic conditions, inflationary pressures, and federal economic monetary and fiscal policies, particularly, the policies of the FRB. In response to the COVID-19 pandemic in March 2020, the FRB decreased the target federal funds rate by 150 basis points to a range of 0.00% to 0.25% as of March 31, 2020, where it remained until March 17, 2022. During the course of 2022, robust demand, labor shortages and supply chain constraints have led to persistent inflationary pressures throughout the global economy. In response to these inflationary pressures, the FRB increased the target federal funds rate seven times in 2022, and once to date in 2023, with the most recent being January 31, 2023, when the FRB increased the target federal funds by 25 basis points to a range of 4.50% to 4.75%.
Although these recent increases in interest rates may increase our loan yield, they also may adversely affect the ability of certain borrowers with variable-rate loans to pay the contractual interest and principal due to us. Following increases in interest rates, our ability to maintain a positive net interest spread is dependent on our ability to increase our loan offering rates, replace loans that mature and repay or that prepay before maturity with new originations, minimize increases on our deposit rates, and maintain an acceptable level and composition of funding. We cannot provide assurances that we will be able to increase our loan offering rates and continue to originate loans due to the competitive landscape in which we operate. Additionally, we cannot provide assurances that we can minimize the increases in our deposit rates while maintaining an acceptable level of deposits. Finally, we cannot provide any assurances that we can maintain our current levels of noninterest-bearing deposits as customers may seek higher-yielding products as interest rates continue to increase.
Accordingly, continued changes in levels of interest rates could materially and adversely affect our net interest margin, asset quality, loan origination volume, average loan portfolio balance, deposit balances, liquidity, and overall profitability.
We may be adversely impacted by the transition from LIBOR as a reference rate.
Central banks and regulators in a number of jurisdictions have convened working groups to find, and implement the transition to, suitable replacements for LIBOR. To identify a successor rate for LIBOR in the U.S., the Alternative Reference Rates Committee (“ARRC”), a U.S.-based group convened by the FRB and the Federal Reserve Bank of New York, was formed. On July 29, 2021, the ARCC formally recommended SOFR as its preferred alternative replacement rate for LIBOR, and, in 2022, the U.S. Congress passed the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”). The LIBOR Act facilitates the replacement of existing LIBOR-based benchmarks with an applicable SOFR rate for outstanding contracts referencing a LIBOR benchmark as of June 30, 2023.
We have continued to work towards reducing our exposure to agreements referencing LIBOR. As of December 31, 2021, we permanently ceased originating any new loans or entering into any transaction that would increase our LIBOR-based exposure. For all variable-rate loans, the Company primarily offers Prime and SOFR as the variable rate index. Nonetheless, we have legacy portfolios of loans, securities, and TruPS borrowings that are either directly or indirectly dependent on LIBOR. As of December 31, 2022, we had $4.5 billion of outstanding loans for which the repricing index rate was tied to LIBOR, of which $4.1 billion had maturity dates after June 30, 2023. We anticipate these legacy LIBOR-based loans, securities, and TruPS contracts will transition to a SOFR rate following the AARC’s rate replacement methodology.

The transition from LIBOR could create considerable costs and additional risk. Although the administrator of LIBOR has announced its intention to extend the publication of most tenors of LIBOR for U.S. dollars through June 30, 2023, we cannot predict whether or when LIBOR will actually cease to be available. The uncertainty as to the nature and effect of the discontinuance of LIBOR may adversely affect the value of, the return on or the expenses associated with our financial assets and liabilities that are based on or are linked to LIBOR, may require extensive changes to our systems and processes, could impact our pricing and interest rate risk models, our loan product structures, our funding costs, and our valuation tools, and result in increased compliance and operational costs. In addition, the market transition away from LIBOR to an alternative reference rate could prompt inquiries or other actions from regulators in respect of our preparation and readiness for the replacement of LIBOR with an alternative reference rate. Furthermore, failure to adequately manage this transition process with our customers could adversely impact our reputation.
Although we are currently unable to assess the ultimate impact of the transition from LIBOR, the failure to adequately manage the transition could have a material adverse effect on our business, financial condition and results of operations.
The value of our securities in our investment portfolio may decline in the future.
The fair market value of our investment securities may be adversely affected by general economic and market conditions, including changes in interest rates, credit spreads, and the occurrence of any events adversely affecting the issuer of particular securities in our investments portfolio or any given market segment or industry in which we are invested. We analyze our securities, a portion of which is classified as available-for-sale, on a quarterly basis to measure any impairment losses. We also analyze our securities classified as held-to-maturity, on a quarterly basis, to measure currently expected credit losses. The process for determining impairment losses and currently expected credit losses usually requires complex, subjective judgments about the future financial performance of the issuer in order to assess the probability of receiving principal and interest payments sufficient to recover our amortized cost of the security. Because of changing economic and market conditions affecting issuers, we may be required to recognize credit losses in future periods, which could have a material adverse effect on our business, financial condition, and results of operations.
Capital and Liquidity Risk
Capital and Liquidity Risk Is the Risk of Loss Resulting from Insufficient Capital Levels or Inadequate Liquid Assets That Could Impair Our Ability to Operate Free of Regulatory Enforcement Actions and to Meet Our Contractual and Contingent Financial Obligations, On- or Off-Balance Sheet, as They Become Due.
We are subject to capital adequacy standards and liquidity rules, and a failure to meet these standards could adversely affect our financial condition.
The Company and the Bank are each subject to capital adequacy and liquidity rules and other regulatory requirements specifying minimum amounts and types of capital that must be maintained. From time to time, the regulators implement changes to these regulatory capital adequacy and liquidity guidelines. If we fail to meet these minimum capital and liquidity guidelines and other regulatory requirements, we may be restricted in the types of activities we may conduct and may be prohibited from taking certain capital actions, such as making TruPS payments, paying executive bonuses or dividends, or repurchasing or redeeming capital securities.
We may need to raise additional capital in the future, and such capital may not be available when needed or at all.
We are required by federal and state regulators to maintain adequate levels of capital. We may need to raise additional capital in the future to meet federal and state regulatory or other internal requirements. As a publicly traded company, a likely source of additional funds is the capital markets, accomplished generally through the issuance of equity, both common and preferred stock, and the issuance of subordinated debt. Limitations on our ability to raise additional capital, if needed, may include, among other things, rising interest rates and other conditions in the capital markets at that time, which are outside of our control, and our financial performance.
We cannot provide any assurance that access to such capital will be available to us on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers or counter-parties participating in the capital markets, may materially and adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. The inability to raise additional capital on acceptable terms when needed could have a material adverse effect on our business, financial condition, and results of operations.
We are subject to liquidity risk, which could adversely affect our business, financial condition and results of operations.
Effective liquidity management is essential for the operation of our business. Although we have implemented strategies to maintain sufficient and diverse sources of funding to accommodate planned, as well as unanticipated, changes in assets, liabilities, and off-balance sheet commitments under various economic conditions, an inability to raise funds through deposits, borrowings, the sale of investment securities and other sources could have a material adverse effect on our liquidity, and a decline in low cost funding sources could have a material adverse impact on our business, financial condition and results of operations. Our access to funding sources in amounts adequate to finance our activities could be impaired by factors that affect us specifically or the financial services industry in general. Factors that could detrimentally impact our access to liquidity sources include a decrease in the level of our business activity due to a market disruption, a decrease in the borrowing capacity assigned to our pledged assets by our secured creditors, or adverse regulatory action against us. Deterioration in economic conditions and the loss of confidence in financial institutions may increase our cost of funding and limit our access to some of our customary sources of liquidity, including, but not limited to, inter-bank borrowings and borrowings from the FRBSF and FHLB. Our ability to acquire deposits or borrow could also be impaired by factors that are not specific to us, such as a severe disruption of the financial markets, increased market competition for deposits, or negative views and expectations about the prospects for the financial services industry generally as a result of conditions faced by banking organizations in the domestic and international credit markets. As of December 31, 2022, our top ten depositors represented 9.1% of our total deposits. The loss of one or more of our large depositors, or any material decline in their deposits, could have a material adverse effect on our cost of borrowings and liquidity position.
A slowdown in venture capital investment levels has reduced the market for venture capital investment for our venture banking clients, which has, and could continue to, adversely affect our deposit balances, business, results of operations, and financial condition.
Part of our strategy is focused on providing banking products and credit to entrepreneurial and venture-backed businesses, including companies that receive financial support from sophisticated investors, including venture capital or private equity firms, and corporate investors. We derive a significant portion of deposits, including large deposits, from these companies and provide them with loans as well as other banking products and services. Venture deposits totaled 33% of our total deposits at December 31, 2022. However, these deposits are more volatile than our other deposits as reflected in the surge in venture banking deposits starting in mid-2020, driven by COVID-19 pandemic-related monetary easing policies, followed by a decline in deposits starting in the first quarter of 2022 due to monetary tightening. A significant decline in deposits could have a material adverse effect on our cost of borrowings and liquidity position. In many cases, our credit decisions are based on our analysis of the likelihood that our venture-backed borrowers will receive additional rounds of equity capital from investors. If the amount of capital available to such borrowers decreases, we could suffer loan losses, which could have a material adverse effect on our deposit balances, net earnings, allowance for loan and lease losses, financial condition, and results of operations.
Regulatory, Compliance and Legal Risk
Regulatory, Compliance and Legal Risk Is the Risk of Loss Related to Violations of Laws, Rules, or Regulations, or from Non-Conformance with Prescribed Practices, Internal Policies and Procedures, Contractual Obligations or Other Legal and Ethical Standards.
We are subject to extensive regulation, which could materially and adversely affect our business.
The banking industry is extensively regulated and supervised under both federal and state laws and regulations that are intended primarily for the protection of depositors, customers, federal deposit insurance funds and the banking system as a whole, not for the protection of our stockholders and creditors. The Company is subject to regulation and supervision by the FRB, and the Bank is subject to regulation and supervision primarily by the FDIC, the DFPI, and the CFPB.

The laws and regulations applicable to us govern a variety of matters, including, but not limited to, permissible types, amounts and terms of loans and investments we make, the maximum interest rate that may be charged, our ability to charge overdraft and account fees, consumer disclosures on the products and services we offer, community reinvestment and fair lending requirements, the amount of reserves we must hold against our customers’ deposits, the types of deposits we may accept and the rates we may pay on such deposits, the establishment of new branch offices by the Bank, maintenance of adequate capital and liquidity, and restrictions on dividends and stock repurchases.
We must obtain approval from our regulators before engaging in certain activities, including certain acquisitions, and there can be no assurance that any regulatory approvals we may require will be obtained, or obtained without conditions, either in a timely manner or at all. Our regulators have the ability to compel us to, or restrict us from, taking certain actions entirely, such as actions that our regulators deem to constitute unsafe or unsound banking practices. While we have policies and procedures designed to prevent violations of the extensive federal and state regulations that we are subject to, any failure to comply with any applicable laws or regulations, or regulatory policies and interpretations of such laws and regulations, could result in investigations or reviews, regulatory enforcement actions, civil and criminal penalties, or damage to our reputation, all of which could have a material adverse effect on our business, financial condition, and results of operation.
Regulations affecting banks and other financial institutions undergo continuous review and frequently change. The ultimate effect of such changes cannot be predicted. Because our business is highly regulated, compliance with such regulations and laws may increase our costs and limit our ability to pursue business opportunities. There can be no assurance that laws, rules, and regulations, including any future government stabilization program, will not be proposed or adopted in the future, which could (i) subject us to additional restrictions, (ii) make compliance much more difficult or expensive, (iii) restrict our ability to originate or sell loans or accept certain deposits, (iv) further limit or restrict the amount of interest, or other charges earned on loans originated or sold, or (v) otherwise materially and adversely affect our business or prospects for business.
Though the Company and the Bank are no longer required to prepare annual stress tests pursuant to the Dodd-Frank Act, we continue to prepare an annual internal capital stress test under adverse economic and market conditions. Our stress test results are considered by the FRB and the FDIC in evaluating our capital adequacy and could have a negative impact on our ability to make capital distributions in the form of dividends or share repurchases.
The Company and its subsidiaries are subject to changes in federal and state tax laws and the interpretation of existing laws and examinations and challenges by taxing authorities.
Our financial performance is impacted by federal and state tax laws. Given the current economic and political environment, and ongoing budgetary pressures, the enactment of new federal or state legislation or new interpretations of existing tax laws could adversely impact our tax position, in some circumstances retroactively. The Inflation Reduction Act (the “IRA”), which establishes a new 15 percent corporate alternative minimum tax on adjusted book income (of corporations that have an average adjusted book income in excess of $1 billion over a three tax year period) for tax years beginning after December 31, 2022, may impact the Company’s cash tax payments and tax credit carryforward balances. The IRA also includes a nondeductible one percent excise tax on certain repurchases of corporate stock for transactions occurring in taxable years after December 31, 2022, which would likely increase the Company’s cost of any future share repurchases. The consequences of the IRA, the enactment of new federal or state tax legislation, or changes in the interpretation of existing law, including provisions impacting income tax rates, apportionment, consolidation or combination, income, expenses, and credits, may have a material adverse effect on our financial condition, results of operations, and liquidity.
In the normal course of business, we are routinely subjected to examinations and audits from federal, state, and local taxing authorities regarding tax positions taken by us and the determination of the amount of taxes due. These examinations may relate to income, franchise, gross receipts, payroll, property, sales and use, or other tax returns. The challenges made by taxing authorities may result in adjustments to the amount of taxes due, and may result in the imposition of penalties and interest. If any such challenges are not resolved in our favor, they could have a material adverse effect on our financial condition, results of operations, and liquidity.

We are subject to claims and litigation that could adversely affect our cash flows, financial condition, and results of operations, or cause us significant reputational harm.
We and certain of our directors, officers, and subsidiaries are involved, from time to time, in reviews, investigations, litigation, and other proceedings pertaining to our business activities. In difficult market conditions, the volume of claims and amount of damages sought in litigation and regulatory proceedings against financial institutions have historically increased. If claims or legal actions, whether founded or unfounded, are not resolved in a favorable manner to us, they may result in significant financial liability. Although we establish accruals for legal matters when and as required by U.S. GAAP and certain expenses and liabilities in connection with such matters may be covered by insurance, liabilities associated with legal risks are frequently difficult to assess and quantify, and the amount of loss ultimately incurred in relation to those matters may be substantially higher than the amounts accrued and/or insured. Substantial legal liability could adversely affect our business, financial condition, results of operations, and reputation.
Regulations relating to privacy, information security, and data protection could increase our costs, affect or limit how we collect and use personal information, and adversely affect our business opportunities.
We are subject to various privacy, information security and data protection laws and regulations, such as the GLBA, which among other things requires privacy disclosures and maintenance of a robust security program. Many states have implemented or modified their data breach notification and data privacy requirements, and California and Colorado, two states in which we have branch offices, have enacted comprehensive data privacy legislation. The California legislature passed the California Consumer Privacy Act of 2018 (the “CCPA”), which took effect on January 1, 2020, and the California Privacy Rights Act of 2020, which took effect on January 1, 2023. Together, these California acts, which cover businesses that obtain or access personal information on California resident consumers, grant consumers enhanced privacy rights and control over their personal information and impose significant requirements on covered companies with respect to consumer data privacy rights. Other states are either considering or have adopted similar privacy legislation. For example, Colorado enacted the Colorado Privacy Act, which takes effect on July 1, 2023 and is modeled in part off of the CCPA. We expect this trend of state-level activity to continue, and are continually monitoring development in the states in which we operate.
These laws and regulations are rapidly evolving and changing, and could have a significant impact on our current and planned privacy, data protection and information security-related practices, our collection, use, sharing, retention and safeguarding of consumer and employee information, and some of our current or planned business activities. The costs of compliance with, and the other burdens imposed by, these laws or regulatory actions may increase our operational costs, restrict our ability to provide certain products and services, reduce income from certain business initiatives, or result in interruptions or delays in the availability of systems.
We may face increased privacy-related enforcement activity. Our regulators may hold us responsible for privacy and data protection obligations performed by our third party service providers while providing services to us. Our failure to comply, and to ensure our third party service providers comply, with privacy, data protection and information security laws could result in significant regulatory or governmental investigations or actions, litigation, fines, sanctions and damage to our reputation, which could have a material adverse effect on our business, financial condition, and results of operations.
Risk of the Competitive Environment in Which We Operate
We may not be able to implement our strategic plan or manage costs effectively.
We have undertaken a strategic plan designed to strengthen our community bank focus, exit non-core products and services, and improve operational efficiency. As a result, we have incurred and expect to continue to incur in the future significant expenses, including goodwill impairment, restructuring charges, costs related to our digital and innovation initiatives, and early retirement benefits and severance expense, as well as losses on the sale of assets. There can be no assurance that we will be able to execute on or achieve the anticipated outcomes of our strategic plan, including strengthening our balance sheet, managing our costs, and realizing the anticipated benefits of the digital and innovation initiatives, to do so in the expected timeframe, or to be profitable in future periods, or, if profitable, that our overall earnings will remain consistent or increase in the future. The success of our strategic plan is subject to changes in the macroeconomic environment, which is beyond our control. Our inability to execute our strategic plan successfully could have a material adverse effect on our reputation, net earnings, business, financial condition, and results of operations.

Our ability to attract and retain qualified employees is critical to our success.
Our employees are our most important resource, and in many areas of the financial services industry, competition for qualified personnel is intense. Employers are offering increased compensation and opportunities to work with greater flexibility, including remote work, on a permanent basis. These can be important factors in a current employee’s decision to leave us, and in a prospective employee’s decision to join us. We endeavor to attract talented and diverse new employees and retain and motivate our existing employees to assist in executing our business strategies. We also seek to retain proven, experienced senior employees with superior talent, augmented from time to time by external hires, to provide continuity of succession of our executive management team. In order to retain certain personnel, we may be required to increase compensation to such individuals, resulting in additional expense without a corresponding increase in potential revenues. In addition, the Company’s Board oversees succession planning, including review of the succession plans for the Chief Executive Officer and other members of executive management. Losses of or changes in our current executive officers or other key personnel, or the inability to recruit and retain qualified personnel in the future, could materially and adversely affect our business, financial condition, and results of operations.
Labor shortages and constraints in supply chains could adversely affect our customers’ operations as well as our operations.
Many sectors in the United States and around the world are experiencing a shortage of workers. Many of our commercial customers have been impacted by this shortage along with disruptions and constraints in supply chains, which could adversely impact their operations and could lead to reduced cash flow and difficulty in making loan repayments. The financial services industry has also been affected by the shortage of workers, which we have experienced with respect to highly skilled technology roles, as well as increasing wages for entry-level and certain professional roles. This may lead to open positions remaining unfilled for longer periods of time or a need to increase wages to attract workers. We have had to recently increase wages in certain positions to attract talent, particularly in entry-level type positions and certain specialty areas.
We face strong competition from financial services companies and other companies that offer banking services, which could materially and adversely affect our business.
The financial services industry has become even more competitive as a result of legislative, regulatory and technological changes and continued banking consolidation, which may increase in connection with current economic, market and political conditions. We face substantial competition in all phases of our operations from a variety of competitors, including national banks, regional banks, community banks, brokerage firms, and fintech firms seeking funding from customer deposits. Many of our competitors offer the same banking services that we offer, or have partnered with banks to provide the same banking services, and our success depends on our ability to adapt our products and services to evolving industry standards. Increased competition in our market may result in reduced new loan and lease production and/or decreased deposit balances or less favorable terms on loans and leases and/or deposit accounts. We also face competition from many other types of financial institutions, including without limitation, non-bank specialty lenders, insurance companies, private investment funds, investment banks, and other financial intermediaries. While there are a limited number of direct competitors in the venture banking market, some of our competitors have long-standing relationships with venture firms and the companies that are funded by such firms. Many of our competitors have significantly greater resources, established customer bases, more locations, and longer operating histories.
Should competition in the financial services industry intensify, our ability to market our products and services may be adversely affected. If we are unable to attract and retain banking customers, we may be unable to grow or maintain the levels of our loans and deposits. Ultimately, we may not be able to compete successfully against current and future competitors, which could have a material adverse effect on our business, financial condition, and results of operations.
Failure to keep pace with technological change could adversely affect our business.
The financial services industry experiences continuous technological change with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and to reduce costs. Our future success depends, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors, however, have substantially greater resources to invest in technological improvements or are technology-focused start-ups with internally developed cloud-native systems that offer improved user interfaces and experiences. We may not be able to effectively implement new technology-driven products and services or be successful in marketing these products and services to our customers. In addition, we depend on internal and outsourced technology to support all aspects of our business operations. Interruption or failure of these systems creates a risk of business loss as a result of adverse customer experiences and possible diminishing of our reputation, damage claims or civil fines. Our ability to maintain or enhance our relative technological position is in part dependent on our ability to attract and retain talented employees in these fields, which, due to overall demand, is increasingly difficult. Failure to successfully keep pace with technological change affecting the financial services industry or to successfully implement core processing strategies could have a material adverse impact on our business, financial condition, and results of operations.
Our ability to maintain, attract and retain customer relationships and investors is highly dependent on our reputation.
Damage to our reputation could undermine the confidence of our current and potential customers and investors in our ability to provide high-quality financial services. Such damage could also impair the confidence of our counterparties and vendors and ultimately affect our ability to effect transactions. Maintenance of our reputation depends not only on our success in maintaining our service-focused culture and controlling and mitigating the various risks described herein, but also on our success in identifying and appropriately addressing issues that may arise in areas such as potential conflicts of interest, anti-money laundering, client personal information and privacy issues, customer and other third party fraud, record-keeping, technology-related issues including cyber fraud, corporate governance, regulatory investigations and any litigation that may arise from the failure or perceived failure to comply with legal and regulatory requirements. Defense of our reputation, trademarks, and other intellectual property, including through litigation, also could result in costs that could have a material adverse effect on our business, financial condition, and results of operations.
Risks Related to Risk Management
Risks Related to Risk Management Is the Risk of Loss Resulting from Unknown Risks and Our Inability to Timely and Adequately Identify, Monitor and Manage Key Risks That May Affect Our Business.
Our acquisitions may subject us to unknown risks, be unsuccessful or consume significant resources.
As an active acquirer having successfully completed 31 acquisitions since 2000, certain events may arise after the date of an acquisition, or we may learn of certain facts, events or circumstances after the closing of an acquisition, that may affect our financial condition or performance or subject us to risk of loss. These events include litigation resulting from circumstances occurring at the acquired entity prior to the date of acquisition, loan downgrades and credit loss provisions resulting from deterioration in the credit quality of the acquired loans, failure to successfully integrate acquired businesses, failure to adequately identify issues during pre-acquisition due diligence that may divert management’s attention and resources to resolve post-acquisition, failure to integrate or convert key Information Technology networks and systems successfully, culture clashes that result in difficult integrations, employees of the acquired company quitting, personnel changes that cause instability within a department or lending group, delays in implementing new policies, procedures, or controls or the failure to apply new policies, procedures, or controls, and other events relating to the performance of our business. Acquisitions may also create a need for additional compliance, risk management and internal control procedures, and to the extent such procedures are not adequate or enforced with respect to acquired businesses, we could be exposed to increased costs, material losses, or regulatory sanctions. Acquisitions involve inherent uncertainty, and we cannot determine all potential events, facts and circumstances that could result in losses or increased costs or give assurances that our due diligence or mitigation efforts will be sufficient to protect against any such losses or increased costs.
Our ability to execute our acquisitions successfully will depend on a variety of factors. These factors likely will vary based on the nature of the acquisition but may include our success in integrating the operations, services, products, personnel and systems of an acquired company into our business, operating effectively with any partner with whom we elect to do business, retaining key employees, achieving anticipated synergies, meeting expectations and otherwise realizing the undertaking’s anticipated benefits. Our ability to address these matters successfully cannot be assured. In addition, our acquisitions and potential acquisitions may divert resources or management’s attention from ongoing business operations and may subject us to additional regulatory scrutiny. If we do not successfully execute an acquisition, it could adversely affect our business, financial condition, results of operations, reputation, regulatory relationships and growth prospects. To the extent we issue capital stock in connection with future acquisitions, these transactions may be dilutive to tangible book value and will dilute share ownership.
A failure, interruption, or breach in the security of our systems, or those of contracted vendors, could disrupt our business, result in the disclosure of confidential information, damage our reputation, and create significant financial and legal exposure.
Although we devote significant resources to maintain the confidentiality, integrity, and availability of information belonging to the Company and our customers, there is no assurance that our security measures will be effective against all types of cyber-attacks. Our Information Security and Information Technology teams regularly update our systems and processes to protect the security of our computer systems, software, and networks. We regularly conduct Incident Response exercises to ensure our staff is prepared to execute their roles and responsibilities in the event of a real incident.
Our operations rely heavily on the secure processing, storage and transmission of financial, personal and other information in our systems and networks. In recent years, many financial institutions, including the Company, have been subjected to sophisticated and targeted attacks intended to obtain unauthorized access to confidential information, destroy data, disrupt or degrade service, sabotage systems or cause other damage, including through the introduction of computer viruses or malware. We have been targeted by individuals and groups using phishing campaigns, pretext calling, malicious code, and viruses, have experienced distributed denial-of-service attacks with the objective of disrupting on-line banking services and expect to be subject to such attacks in the future.
Despite efforts to ensure the security of our systems, it is possible that we may not be able to anticipate, detect or recognize threats to our systems or implement effective preventive measures against all security attacks of these types inside or outside our business, especially as the techniques used change frequently or are not recognized until launched, and as cyber-attacks can originate from a wide variety of sources, including individuals or groups who are associated with external service providers or who are or may be involved in organized crime or linked to terrorist organizations or hostile foreign governments. For example, retaliatory acts by Russia or its allies in response to economic sanctions or other measures taken by the global community arising from the Russia-Ukraine conflict has resulted in an increased number and/or severity of cyber-attacks. Those parties may also attempt to socially engineer our employees, customers, third party service providers or other users of our systems to disclose sensitive information to gain access to our data or that of our customers. Similar to other companies, risks and exposures related to cybersecurity attacks have increased during the COVID-19 pandemic, requiring increased reliance on remote working and increased digital operations. Such risks and exposures are expected to remain high for the foreseeable future due to the rapidly evolving nature and sophistication of these threats and the expanding use of technology as our web-based product offerings grow and we expand internal usage of web-based applications.
A successful penetration or breach of the security of our systems, including those affecting our third party vendors, contractors, and customers, could cause serious negative consequences, including significant disruption of our operations, theft of confidential information, or damage to computers or systems, and may result in violations of applicable privacy and other laws, financial loss, loss of confidence in our security measures, customer dissatisfaction, increased insurance premiums, significant litigation exposure and harm to our reputation, all of which could have a material adverse effect on our business, financial condition, results of operations, and future prospects. In addition, although we maintain insurance coverage that may (subject to certain conditions), cover certain aspects of cyber and information security risks, such insurance coverage may be insufficient to cover all losses, such as litigation costs or financial losses that exceed our policy limits or are not covered under any of our current insurance policies.
We rely on other companies to provide key components of our business infrastructure.
We rely on certain third parties to provide products and services necessary to maintain day-to-day operations, such as data processing and storage, recording and monitoring transactions, online banking interfaces and services, Internet connections, telecommunications, and network access. Even though we have a vendor management program to help us carefully select and monitor the performance of third parties, we do not control their actions. The failure of a third party to perform in accordance with the contracted arrangements under service level agreements as a result of changes in the third party’s organizational structure, financial condition, support for existing products and services, strategic focus, system interruption or breaches, or for any other reason, could be disruptive to our operations, which could have a material adverse effect on our business, financial condition and results of operations. Due to our interconnectivity with these third parties, we may be adversely affected if any of them is subject to a successful cyber-attack or other privacy or information security event, including those arising due to the use of mobile technology or a third-party cloud environment. Our third-party applications may include confidential and proprietary data provided by vendors and by us, including personal employee and/or customer data. Replacing these third parties could also create significant delays and expense. Accordingly, use of such third parties creates an inherent risk to our business operations.
Climate change has the potential to disrupt our business and adversely impact the operations and creditworthiness of our clients. Further, global concerns regarding climate risk may lead to new or heightened governmental regulations to mitigate those risks which could adversely affect our business.
We are subject to physical and transition risks associated with climate change and governmental regulations to address its impacts. In terms of physical risks, the nature and level of severe weather and/or natural disasters cannot be predicted and may be exacerbated by global climate change. Climate change has caused an increase in the frequency of severe weather patterns and natural disasters that could harm our operations through interference with communications, including the interruption or loss of our computer systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling the flow of business, as well as through the destruction of facilities and our operational, financial and management information systems. California, in which a substantial portion of our business and a substantial portion of our loan collateral is located, is susceptible to severe weather and natural disasters such as earthquakes, floods, droughts, and wildfires, and the increased frequency of these events could reduce the availability of insurance, and/or lead to prolonged disruptions in our operations. Severe weather and natural disasters could negatively impact our business operations or the stability of our deposit base, cause significant property damage, adversely impact the values of collateral securing our loans and/or interrupt our borrowers’ abilities to conduct their business in a manner to support their debt obligations, which could result in losses and increased provisions for credit losses.
In terms of transition risks, concerns regarding climate risk may lead to further governmental efforts to mitigate those risks, as well as changes in behavior and preferences by consumers and businesses associated with the transition to a less carbon-dependent economy. Future governmental regulations or guidance relating to climate risk and the transition to less carbon-dependent economies, as well as the perspectives of regulators, stockholders, employees and other stakeholders, may at some point in the future affect our product and service offerings and our ability to provide accurate climate-related regulatory reporting. Federal and state banking regulators and supervisory authorities, stockholders and other stakeholders have increasingly viewed financial institutions as playing an important role in helping to address risks related to climate change, both directly and with respect to our clients, which may result in increased pressure regarding the disclosure and management of climate risks and related lending and advisory activities.
As climate risk is interconnected with all key risk types, we are enhancing processes to embed climate risk considerations into our risk management strategies established for risks such as market, credit, reputational, strategic and operational risks; however, because the timing and severity of climate change may not be predictable, our risk management strategies may not be effective in mitigating climate risk exposure. In addition, our reputation and client relationships may be damaged as a result of our practices related to climate change, including our involvement, or our clients’ involvement, in certain industries or projects perceived to be associated with causing or exacerbating climate change, as well as any decisions we make to continue to conduct or change our activities in response to considerations relating to climate change. In the future, we may also become subject to new or heightened regulatory requirements related to climate change, such as requirements relating to operational resiliency or scenario analysis for various climate peril scenarios and the SEC’s proposed rule regarding climate-related disclosures. Any new or heightened requirements could result in increased regulatory compliance or other costs or higher capital requirements.
The risks associated with, and the perspective of regulators, stockholders, employees and other stakeholders regarding climate change are continuing to evolve rapidly, which can make it difficult to assess the ultimate impact on us of climate change-related risks and uncertainties, and we expect that climate change-related risks will increase over time. Currently, there are no existing regulations applicable to us related to climate risk, and we have not performed a climate risk impact assessment.
Acts of war or terrorism, international hostilities, domestic civil unrest, new public health issues, or other adverse external events could harm the Company’s business.
Acts of war or terrorism, international hostilities, domestic civil unrest, new public health issues, and other adverse external events, and the potential impacts of such events, are unable to be predicted and could each negatively impact our business operations or the stability of our deposit base, cause significant property damage, adversely impact the value of collateral securing our loans, or interrupt our borrowers’ abilities to conduct their businesses in a manner to support their debt obligations. Other indirect adverse consequences from such events could result from impacts to the financial markets, the economy in general or in any region, or key parts of the infrastructure on which we and our customers and vendors rely, and could also cause a reduction in demand for lending or other services that we provide. There is no assurance that our business continuity and disaster recovery program can adequately mitigate the risks of business disruptions and interruptions related to such events.
Risk from Accounting and Other Estimates
Risk from Accounting and Other Estimates is the Risk That the Estimates and Assumptions That We Use in Preparing Our Consolidated Financial Statements and in Models We Utilize to Make Business Decisions may be Subject to Adjustment for Reasons Within or Beyond Our Control, Which Could Result in Unexpected Losses and Adverse Effects on Our Financial Condition.
The Company's consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.
We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenue and expenses to prepare the Company’s consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from these estimates. Material estimates subject to change include, among other items, the allowance for credit losses, the carrying value of goodwill or other intangible assets, the fair value estimates of certain assets and liabilities, and the realization of deferred tax assets and liabilities. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.
There are risks resulting from the extensive use of models in our business.
We rely on quantitative models to measure risks and to estimate certain financial values. Models may be used in such processes as determining the pricing of various products, grading loans and extending credit, measuring interest rate and other market risks, predicting or estimating losses, assessing capital adequacy and calculating regulatory capital levels, as well as to estimate the value of financial instruments and balance sheet items. Poorly designed or implemented models present the risk that our business decisions based on information incorporating model output could be adversely affected due to the inaccuracy of that information. Models are often based on historical experience to predict future outcomes, and, as a result, new experiences, products or events that are not part of historical experience can significantly increase model imprecision and impact model reliability. The assumptions underlying models may also be incorrect, particularly during periods of prolonged market distress or volatility, such as we have experienced and may continue to experience as a result of the COVID-19 pandemic. Model inputs can also include information provided by third parties, such as economic forecasts or macroeconomic variables (unemployment, Real GDP, CRE Price Index, BBB Spreads, CPI, etc.) upon which we rely. As a result, our models may not accurately capture or fully express the risks we face, or we may misjudge the business and economic environments in which we operate. Some of the decisions that our regulators make, including those related to capital distributions, could be affected due to the perception that the quality of the models used to generate the relevant information is insufficient, which could have a negative impact on our ability to make capital distributions in the form of dividends or share repurchases. Our reliance on models continues to increase as rules, guidance and expectations change.
Risks Related to Investments in Our Securities
The primary source of the holding company’s earnings from which we pay dividends, among other things, is the receipt of dividends from the Bank.
The holding company, PacWest, is a legal entity separate and distinct from the Bank and our other subsidiaries. The availability of dividends from the Bank is limited by various statutes and regulations. It is possible, depending upon the financial condition of the Bank and other factors, that the FRB, the FDIC and/or the DFPI could assert that payment of dividends or other payments is an unsafe or unsound practice. In the event the Bank is unable to pay dividends to the holding company, it is likely that we, in turn, would have to discontinue capital distributions in the form of dividends or share repurchases and may have difficulty meeting our other financial obligations, including payments in respect of any outstanding indebtedness or subordinated debt. The Bank may declare a dividend without the approval of the DFPI as long as the total dividends declared in a calendar year do not exceed either the retained earnings or the total of net earnings for the three previous fiscal years less any dividend paid during such period. The Bank had a cumulative net loss of $195.4 million during the three fiscal years of 2022, 2021, and 2020 due to the $1.47 billion goodwill impairment in the first quarter of 2020, compared to dividends of $569.0 million paid by the Bank during that same period. During 2022, PacWest received $129.0 million in dividends from the Bank. Since the Bank had an accumulated deficit of $790.9 million at December 31, 2022, for the foreseeable future, any cash dividends from the Bank to the holding company will continue to require DFPI and FDIC approval. The inability of the Bank to pay dividends to the holding company could have a material adverse effect on our business, including the market price of our common stock.
We may reduce or discontinue the payment of dividends on our common and preferred stock.
Our stockholders are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. Although we have historically declared cash dividends on our common and preferred stock, we are not required to do so and may reduce or eliminate our common and preferred stock dividends in the future. Our ability to pay dividends is subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debt. Notification to the FRB is also required prior to our declaring and paying a cash dividend during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Given the impact of the goodwill impairment charge on net earnings in the first quarter of 2020, we were required to receive approval from the FRB prior to declaring a dividend from March 31, 2020 through March 31, 2021, but are no longer required to obtain such approval. In addition, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to our stockholders. We cannot provide assurance that we will continue paying dividends on our common and preferred stock at current levels or at all. Furthermore, our common stock is subordinate to our outstanding preferred stock with respect to the payment of dividends.
ITEM 1B.	UNRESOLVED STAFF COMMENTS
None.
ITEM 2.	PROPERTIES
As of January 31, 2023, we had a total of 147 properties consisting of 71 full-service branch offices and 76 other offices. We own four locations and the remaining properties are leased. Our properties are located throughout the United States, however, approximately 71% are located in California. We lease our principal office, which is located at 9701 Wilshire Blvd., Suite 700, Beverly Hills, CA 90212.
For additional information regarding properties of the Company and Pacific Western, see Note 7. Premises and Equipment, Net of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
ITEM 3.	LEGAL PROCEEDINGS
See Note 14. Commitments and Contingencies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.” That information is incorporated into this item by reference.
ITEM 4.	MINE SAFETY DISCLOSURE
Not applicable.

PART II
ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED SHAREHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES
Marketplace Designation and Holders
Our common stock is listed on The Nasdaq Global Select Market and is traded under the symbol “PACW.” As of February 16, 2023, and based on the records of our transfer agent, there were approximately 1,535 record holders of our common stock.
Dividends
For a discussion of dividend restrictions on the Company's common stock, or of dividends from the Company's subsidiaries to the Company, see “Item 1. Business - Supervision and Regulation - Dividends and Share Repurchases” and Note 23. Dividend Availability and Regulatory Matters of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
Securities Authorized for Issuance Under Equity Compensation Plans
The following table provides information as of December 31, 2022 regarding securities issued and to be issued under our equity compensation plan in effect during fiscal year 2022:
Plan Category	Plan Name	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants, and Rights (a)	Weighted Average Exercise Price of Outstanding Options, Warrants, and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan(1)	582,287(2)	$—	1,538,004(3)
Equity compensation plans not approved by security holders	None	—	—	—
Total		582,287	$—	1,538,004
(1)
The Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “Amended and Restated 2017 Plan”) was approved by our stockholders at our May 11, 2021 Annual Meeting of Stockholders, authorizing 6,650,000 shares for issuance, representing 4,000,000 shares originally approved for grant under the Original 2017 Stock Incentive Plan plus 2,650,000 shares added as a result of the approval of the Amended and Restated 2017 Plan.

(2)
Amount includes PRSUs granted in 2022, 2021, and 2020 that may be issued at the end of their three-year performance period if certain financial metrics are met. The number of units shown represents a target amount and the number of units that will ultimately vest is unknown. Amount does not include 2,405,878 shares of unvested time-based restricted stock outstanding under the Amended and Restated 2017 Plan as of December 31, 2022.

(3)	The Amended and Restated 2017 Plan permits these remaining shares to be issued in the form of options, PRSUs, restricted stock, or stock appreciation rights.
Recent Sales of Unregistered Securities and Use of Proceeds
None.

Repurchases of Common Stock
The following table presents stock repurchases we made during the fourth quarter of 2022:
Purchase Dates	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(2)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program(2)
	(Dollars in thousands, except per share amounts)
October 1 - October 31, 2022	—	$—	—	$100,000
November 1 - November 30, 2022	3,852	$26.12	—	$100,000
December 1 - December 31, 2022	—	$—	—	$100,000
Total	3,852	$26.12	—
(1)	Includes shares repurchased pursuant to net settlement by employees in satisfaction of income tax withholding obligations incurred through the vesting of Company stock awards.
(2)
On February 15, 2022, PacWest's Board of Directors authorized a new Stock Repurchase Program, effective March 1, 2022, to repurchase shares of its common stock for an aggregate purchase price not to exceed $100 million with a program maturity date of February 28, 2023.

Five-Year Stock Performance Graph
The following chart compares the yearly percentage change in the cumulative stockholder return on our common stock based on the closing price during the five years ended December 31, 2022, with (1) the Total Return Index for U.S. companies traded on The Nasdaq Stock Market (the “Nasdaq Composite Index”), and (2) the Total Return Index for KBW Nasdaq Regional Bank Stocks (the “KBW Regional Banking Index”). This comparison assumes $100 was invested on December 31, 2017, in our common stock and the comparison groups and assumes the reinvestment of all cash dividends prior to any tax effect and retention of all stock dividends. The Company's total cumulative return was (43.35)% over the five year period ending December 31, 2022 compared to returns of 58.65% and 18.59% for the Nasdaq Composite Index and KBW Regional Banking Index.

*	$100 invested on December 31, 2017 in stock or index, including reinvestment of dividends.
	Year Ended December 31,
Index	2017	2018	2019	2020	2021	2022
PacWest Bancorp	$100.00	$69.21	$84.84	$59.39	$108.13	$56.65
Nasdaq Composite Index	100.00	97.16	132.81	192.47	235.15	158.65
KBW Regional Banking Index	100.00	82.50	102.15	93.25	127.42	118.59
ITEM 6.
Reserved.
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Overview
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
The following table presents balance sheet data as of the dates indicated:
	December 31,
	2022	2021	2020
	(In thousands)
Balance Sheet Data:
Total assets	$41,228,936	$40,443,344	$29,498,442
Interest-earning deposits in financial institutions	2,027,949	3,944,686	3,010,197
Securities available-for-sale	4,843,487	10,694,458	5,235,591
Securities held-to-maturity	2,269,135	—	—
Loans and leases held for investment, net of deferred fees	28,674,205	22,941,548	19,083,377
Goodwill	1,376,736	1,405,736	1,078,670
Core deposit and customer relationship intangibles	31,381	44,957	23,641
Total liabilities	37,278,405	36,443,714	25,903,491
Noninterest-bearing deposits	11,212,357	14,543,133	9,193,827
Core deposits	26,561,129	32,734,949	22,264,480
Total deposits	33,936,334	34,997,757	24,940,717
Borrowings	1,764,030	—	5,000
Subordinated debt	867,087	863,283	465,812
Stockholders’ equity	3,950,531	3,999,630	3,594,951
At December 31, 2022, the Company had total assets of $41.2 billion, including $28.7 billion of total loans and leases, net of deferred fees, and $4.8 billion of securities available-for-sale, $2.3 billion of securities held-to-maturity, and $2.0 billion of interest-earning deposits in financial institutions, compared to $40.4 billion of total assets, including $22.9 billion of total loans and leases, net of deferred fees, $10.7 billion of securities available-for-sale, no securities held-to-maturity, and $3.9 billion of interest-earning deposits in financial institutions at December 31, 2021. The $785.6 million increase in total assets since year-end 2021 was due primarily to a $5.7 billion increase in loans and leases, net of deferred fees, and a $2.3 billion increase in securities held-to-maturity, offset partially by a $5.9 billion decrease in securities available-for-sale and a $1.9 billion decrease in interest-earning deposits in financial institutions. The changes in securities available-for-sale and securities held-to-maturity were due mainly to a $2.3 billion transfer from available-for-sale to held-to-maturity during the second quarter of 2022. Contributing to the decrease in securities available-for-sale were sales of $2.1 billion and a net increase in net unrealized losses of $902.1 million due to the significant increase in market interest rates during 2022.
At December 31, 2022, the Company had total liabilities of $37.3 billion, including total deposits of $33.9 billion and borrowings of $1.8 billion, compared to $36.4 billion of total liabilities, including $35.0 billion of total deposits and no borrowings at December 31, 2021. The $834.7 million increase in total liabilities since year-end 2021 was due mainly to increases of $1.3 billion in secured FHLB borrowings, $1.7 billion in wholesale non-maturity deposits, and $3.4 billion in time deposits, offset partially by a decrease of $6.2 billion in core deposits. The decrease in core deposits by component was due to decreases of $3.3 billion in noninterest-bearing demand deposits, $2.5 billion in money market deposits, $329.5 million in interest checking deposits, and $53.0 million in savings deposits. At December 31, 2022, core deposits totaled $26.6 billion, or 78% of total deposits, including $11.2 billion of noninterest-bearing demand deposits, or 33% of total deposits.
At December 31, 2022, the Company had total stockholders' equity of $3.95 billion compared to $4.00 billion at December 31, 2021. The $49.1 million decrease in stockholders' equity since year-end 2021 was due mainly to a $856.9 million decrease in accumulated other comprehensive income (loss) attributable to the investment securities portfolio going from a net unrealized gain of $66.0 million to a net unrealized loss of $790.9 million, and $120.3 million of common stock cash dividends paid, offset partially by $498.5 million in net proceeds from our Series A preferred stock issuance in June 2022 and $423.6 million in net earnings. Our consolidated Tier 1 capital and Total capital ratios increased to 10.61% and 13.61% at December 31, 2022, due primarily to net earnings, the Series A preferred stock issuance, and the credit-linked notes issuance in September 2022, while our consolidated common equity Tier 1 capital ratio decreased to 8.70% due to risk-weighted assets growing at a higher percentage than common equity Tier 1 capital as the Series A preferred stock is excluded from this calculation.
Recent Events
Credit-Linked Notes Issuance
On September 29, 2022, Pacific Western Bank completed a credit-linked notes transaction. The notes were issued and sold at par and had an aggregate principal amount of $132.8 million with net proceeds of approximately $128.7 million and are due June 27, 2052. The notes are linked to the credit risk of an approximately $2.66 billion reference pool of previously purchased single-family residential mortgage loans. The notes were issued in five classes with a blended rate on the notes of SOFR plus 11.00%. The transaction results in a lower risk-weighting on the reference pool of loans for regulatory capital purposes.
Preferred Stock Issuance
On June 6, 2022, the Company issued and sold 20,530,000 depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of the Company’s 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, par value $0.01 per share (the “Series A preferred stock”), with a liquidation preference of $1,000 per share (equivalent to $25.00 per Depositary Share). The Series A preferred stock qualifies as Tier 1 capital for purposes of the regulatory capital calculations. The gross proceeds were $513.3 million while net proceeds from the issuance of the Series A preferred stock, after deducting $14.7 million of offering costs including the underwriting discount and other expenses, were $498.5 million. A total of 513,250 shares of Series A preferred stock was issued. For additional information regarding the Series A preferred stock issuance, see Note 22. Stockholders' Equity.
Key Performance Indicators
Among other factors, our operating results generally depend on the following key performance indicators:
The Level of Net Interest Income
Net interest income is the excess of interest earned on our interest-earning assets over the interest paid on our interest-bearing liabilities. Net interest margin is net interest income (annualized if related to a quarterly period) expressed as a percentage of average interest-earning assets. Tax equivalent net interest income is net interest income increased by an adjustment for tax-exempt interest on certain loans and investment securities based on a 21% federal statutory tax rate. Tax equivalent net interest margin is calculated as tax equivalent net interest income divided by average interest-earning assets.
Net interest income is affected by changes in both interest rates and the volume of average interest-earning assets and interest-bearing liabilities. Our primary interest-earning assets are loans and investment securities, and our primary interest-bearing liabilities are deposits and borrowings. Contributing to our strong net interest margin is our strong yield on loans and leases and concentration of lower cost core deposits. While our deposit balances will fluctuate depending on our customers’ liquidity and cash flow, market conditions, and competitive pressures, we seek to minimize the impact of these variances by attracting a high percentage of noninterest-bearing deposits. During 2022, our net interest margin was negatively impacted because we accessed the wholesale funding market to replace outflows of core deposits.
Loan and Lease Growth
We actively seek new lending opportunities under an array of lending products. Our lending activities include real estate mortgage loans, real estate construction and land loans, commercial loans and leases, and a small amount of consumer lending. Our commercial real estate loans and real estate construction loans are secured by a range of property types. Our commercial loans and leases portfolio is diverse and generally includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms’ operations and the operations of entrepreneurial and venture-backed companies during the various phases of their early life cycles, and secured business loans. In January 2023, we announced that we are slowing loan growth to preserve capital and strengthen our balance sheet, including winding down our premium finance and multi-family lending groups in the fourth quarter of 2022.
Our loan origination process emphasizes credit quality. To augment our internal loan production, we have historically purchased loans such as multi-family loans from other banks, private student loans from third-party lenders, and, most recently, single-family residential mortgage loans. Prior to our acquisition of Civic, we also purchased loans from Civic. These loan purchases help us manage the concentrations in our portfolio as they diversify the geographic risk, interest-rate risk, credit risk, and product composition of our loan portfolio. Achieving net loan growth is subject to many factors, including maintaining strict credit standards, competition from other lenders, and borrowers that opt to prepay loans.
The Magnitude of Credit Losses
We emphasize credit quality in originating and monitoring our loans and leases, and we measure our success by the levels of our classified loans and leases, nonaccrual loans and leases, and net charge-offs. We maintain an allowance for credit losses on loans and leases, which is the sum of the allowance for loan and lease losses and the reserve for unfunded loan commitments. Provisions for credit losses are charged to operations as and when needed for both on and off-balance sheet credit exposures. Loans and leases that are deemed uncollectable are charged off and deducted from the allowance for loan and lease losses. Recoveries on loans and leases previously charged off are added to the allowance for loan and lease losses. The provision for credit losses on the loan and lease portfolio is based on our allowance methodology, which considers the impact of assumptions and is reflective of historical experience, economic forecasts viewed to be reasonable and supportable by management, the current loan and lease composition, and relative credit risks known as of the balance sheet date. For originated and acquired credit-deteriorated loans, a provision for credit losses may be recorded to reflect credit deterioration after the origination date or after the acquisition date, respectively.
We regularly review loans and leases to determine whether there has been any deterioration in credit quality resulting from borrower operations or changes in collateral value or other factors which may affect collectability of our loans and leases. Changes in economic conditions, such as the rate of economic growth, the unemployment rate, rate of inflation, increases in the general level of interest rates, declines in real estate values, changes in commodity prices, and adverse conditions in borrowers’ businesses, could negatively impact our borrowers and cause us to adversely classify loans and leases. An increase in classified loans and leases generally results in increased provisions for credit losses and an increased allowance for credit losses. Any deterioration in the real estate market may lead to increased provisions for credit losses because our loans are concentrated in real estate loans.
The Level of Noninterest Expense
Our noninterest expense includes fixed and controllable overhead, the largest components of which are compensation and occupancy expense. It also includes costs that tend to vary based on the volume of activity, such as loan and lease production and the number and complexity of foreclosed assets. We measure success in controlling both fixed and variable costs through monitoring of the efficiency ratio, which is calculated by dividing noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain (loss) on sale of securities and gain (loss) on sales of assets other than loans and leases).
The following table presents the calculation of our efficiency ratio for the years indicated:
	Year Ended December 31,
Efficiency Ratio	2022	2021	2020
	(Dollars in thousands)
Noninterest expense	$773,521	$637,417	$1,984,019
Less: Intangible asset amortization	13,576	12,734	14,753
Foreclosed assets income, net	(3,737)	(213)	(17)
Goodwill impairment	29,000	—	1,470,000
Acquisition, integration and reorganization costs	5,703	9,415	1,060
Noninterest expense used for efficiency ratio	$728,979	$615,481	$498,223

	Year Ended December 31,
Efficiency Ratio	2022	2021	2020
	(Dollars in thousands)
Net interest income (tax equivalent)	$1,304,504	$1,119,028	$1,023,466
Noninterest income	74,827	193,927	146,060
Net revenues	1,379,331	1,312,955	1,169,526
Less: (Loss) gain on sale of securities	(50,321)	1,615	13,171
Net revenues used for efficiency ratio	$1,429,652	$1,311,340	$1,156,355

Efficiency ratio	51.0%	46.9%	43.1%
Critical Accounting Policies and Estimates
The following discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements and the notes thereto, which have been prepared in accordance with U.S. GAAP. The preparation of the consolidated financial statements requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. On an ongoing basis, we evaluate our estimates and assumptions based upon historical experience and various other factors and circumstances. We believe that our estimates and assumptions are reasonable; however, actual results may ultimately differ significantly from these estimates and assumptions, which could have a material adverse effect on the carrying value of assets and liabilities at the balance sheet dates and on our results of operations for the reporting periods.
Our significant accounting policies and practices are described in Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.” We have identified three policies and estimates as being critical because they require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies relate to the allowance for credit losses on loans and leases held for investment, the carrying value of goodwill and other intangible assets, and the realization of deferred tax assets and liabilities.
Allowance for Credit Losses on Loans and Leases Held for Investment
For information regarding the calculation and policies of the allowance for credit losses on loans and leases held for investment, see “ - Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” and Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment, of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
Goodwill and Other Intangible Assets
Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. For acquisitions, we are required to record the assets acquired, including identified intangible assets such as goodwill, and the liabilities assumed at their estimated fair value. These fair values often involve estimates based on third party valuations, such as appraisals, based on discounted cash flow analyses or other valuation techniques that may include estimates of attrition, discount rates, future growth rates, multiples of earnings or other relevant factors. Goodwill and other intangible assets generated from business combinations and deemed to have indefinite lives are not subject to amortization and instead are tested for impairment annually unless a triggering event occurs thereby requiring an updated assessment. Our regular annual impairment assessment occurs in the fourth quarter. Impairment exists when the carrying value of the goodwill exceeds its fair value. An impairment loss would be recognized in an amount equal to that excess as a charge to “Noninterest expense” in the consolidated statements of earnings (loss).
Deferred Tax Assets and Liabilities
We are subject to the income tax laws of the U.S., its states, and the municipalities in which we operate. These tax laws are complex and subject to different interpretations by the taxpayer and the relevant governing taxing authorities. We review income tax expense and the carrying value of deferred tax assets and liabilities quarterly, and as new information becomes available, the balances are adjusted as appropriate. In establishing a provision for income tax expense, we must make judgments and interpretations about the application of these inherently complex tax laws. We must also make estimates about when in the future certain tax items will affect taxable income in the various tax jurisdictions.
Our deferred tax assets and liabilities arise from differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We determine whether a deferred tax asset is realizable based on facts and circumstances, including our current and projected future tax position, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of deferred tax assets is based on our future profitability. If we were to experience either reduced profitability or operating losses in a future period, the realization of our deferred tax assets may no longer be considered more likely than not and, accordingly, we could be required to record a valuation allowance on our deferred tax assets by charging earnings.
Non-GAAP Measurements
We use certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. The methodology for determining these non-GAAP measures may differ among companies. We use the following non-GAAP measures in this Form 10-K:
•
Return on average tangible common equity, tangible common equity ratio, and tangible book value per share: Given that the use of these measures is prevalent among banking regulators, investors and analysts, we disclose them in addition to the related GAAP measures of return on average equity, equity to assets ratio, and book value per share, respectively. The reconciliations of these non-GAAP measurements to the GAAP measurements are presented in the following tables for and as of the years presented.

	Year Ended December 31,
Return on Average Tangible Common Equity	2022	2021	2020
	(Dollars in thousands)
Net earnings (loss)	$423,613	$606,959	$(1,237,574)
Less: Preferred stock dividends	(19,339)	—	—
Net earnings (loss) available to common stockholders	404,274	606,959	(1,237,574)
Add: Intangible asset amortization	13,576	12,734	14,753
Goodwill impairment	29,000	—	1,470,000
Adjusted net earnings	$446,850	$619,693	$247,179

Average stockholders' equity	$3,853,033	$3,808,019	$3,857,610
Less: Average intangible assets	1,443,528	1,269,546	1,470,989
Less: Average preferred stock	285,488	—	—
Average tangible common equity	$2,124,017	$2,538,473	$2,386,621
Return on average equity(1)	10.99%	15.94%	(32.08)%
Return on average tangible common equity(2)	21.04%	24.41%	10.36%
(1)	Net earnings (loss) divided by average stockholders' equity.
(2)	Adjusted net earnings divided by average tangible common equity.

	December 31,
Tangible Common Equity Ratio and Tangible Book Value Per Common Share	2022	2021	2020
	(Dollars in thousands, except per share data)
Stockholders’ equity	$3,950,531	$3,999,630	$3,594,951
Less: Preferred stock	498,516	—	—
Total common equity	3,452,015	3,999,630	3,594,951
Less: Intangible assets	1,408,117	1,450,693	1,102,311
Tangible common equity	2,043,898	2,548,937	2,492,640
Add: Accumulated other comprehensive loss (income)	790,903	(65,968)	(172,523)
Adjusted tangible common equity	$2,834,801	$2,482,969	$2,320,117

Total assets	$41,228,936	$40,443,344	$29,498,442
Less: Intangible assets	1,408,117	1,450,693	1,102,311
Tangible assets	$39,820,819	$38,992,651	$28,396,131

Equity to assets ratio	9.58%	9.89%	12.19%
Tangible common equity ratio(1)	5.13%	6.54%	8.78%
Tangible common equity ratio, excluding AOCI(2)	7.12%	6.37%	8.17%
Book value per common share(3)	$28.71	$33.45	$30.36
Tangible book value per common share(4)	$17.00	$21.31	$21.05
Tangible book value per common share, excluding AOCI(5)	$23.58	$20.76	$19.59
Common shares outstanding	120,222,057	119,584,854	118,414,853
(1)	Tangible common equity divided by tangible assets.
(2)	Adjusted tangible common equity divided by tangible assets.
(3)	Total common equity divided by common shares outstanding.
(4)	Tangible common equity divided by common shares outstanding.
(5)	Adjusted tangible common equity divided by common shares outstanding.
Results of Operations
Earnings Performance
The following table presents performance metrics for the years indicated:
	Year Ended December 31,
	2022	2021	2020
Earnings Summary:
Interest income	$1,556,489	$1,158,729	$1,103,491
Interest expense	(265,727)	(54,905)	(88,933)
Net interest income	1,290,762	1,103,824	1,014,558
Provision for credit losses	(24,500)	162,000	(339,000)
Noninterest income	74,827	193,927	146,060
Operating expense	(744,521)	(637,417)	(514,019)
Goodwill impairment	(29,000)	—	(1,470,000)
Earnings (loss) before income taxes	567,568	822,334	(1,162,401)
Income tax expense	(143,955)	(215,375)	(75,173)
Net earnings (loss)	423,613	606,959	(1,237,574)
Preferred stock dividends	(19,339)	—	—
Net earnings (loss) available to common stockholders	$404,274	$606,959	$(1,237,574)

	Year Ended December 31,
	2022	2021	2020
Per Common Share Data:
Diluted earnings (loss) per share	$3.37	$5.10	$(10.61)
Book value per share	$28.71	$33.45	$30.36
Tangible book value per share(1)	$17.00	$21.31	$21.05

Performance Ratios:
Return on average assets	1.05%	1.71%	(4.46)%
Return on average tangible common equity(1)	21.04%	24.41%	10.36%
Net interest margin (tax equivalent)	3.49%	3.40%	4.05%
Yield on average loans and leases (tax equivalent)	5.07%	5.08%	5.18%
Cost of average total deposits	0.59%	0.09%	0.27%
Efficiency ratio	51.0%	46.9%	43.1%

Capital Ratios (consolidated):
Common equity tier 1 capital ratio	8.70%	8.86%	10.53%
Tier 1 capital ratio	10.61%	9.32%	10.53%
Total capital ratio	13.61%	12.69%	13.76%
Tier 1 leverage capital ratio	8.61%	6.84%	8.55%
Risk-weighted assets	$33,030,960	$28,508,808	$22,837,693
(1)	See “- Non-GAAP Measurements.”
2022 Compared to 2021
Net earnings available to common stockholders for the year ended December 31, 2022 were $404.3 million, or $3.37 per diluted share, compared to net earnings available to common stockholders for the year ended December 31, 2021 of $607.0 million, or $5.10 per diluted share. The $202.7 million decrease in net earnings available to common stockholders was due mainly to a higher provision for credit losses of $186.5 million, lower noninterest income of $119.1 million, a goodwill impairment charge of $29.0 million in the fourth quarter of 2022, higher operating expense of $107.1 million, and higher preferred stock dividends of $19.3 million, offset partially by higher net interest income of $186.9 million and lower income tax expense of $71.4 million. The increase in the provision for credit losses was due to a $24.5 million provision for 2022 compared to a provision benefit of $162.0 million for 2021. The increase in the provision for credit losses in 2022 was due primarily to the growth in loans and leases and unfunded loan commitments and a less favorable economic forecast. The provision benefit in 2021 was due mainly to improvement in both macroeconomic forecast variables and loan portfolio credit quality metrics. Noninterest income decreased due primarily to reductions of $51.9 million in gain on sale of securities, $46.9 million in warrant income, and $26.5 million in dividends and gains (losses) on equity investments, with the latter two attributable mostly to a decrease in capital markets activity in 2022. The decrease in gain on sales of securities was due mainly to sales of $1.0 billion in the fourth quarter of 2022 for a net loss of $49.3 million. Such sales were done strategically with proceeds used to pay down FHLB borrowings and to improve the capital and liquidity position of the Bank going forward. The goodwill impairment charge related to Civic was the result of a strategy to restructure this lending subsidiary. Operating expense increased due primarily to an increase of $38.4 million in compensation expense and an increase of $34.8 million in customer related expense attributable mainly to higher customer analysis expenses. The increase in compensation was due mostly to the incremental expense of the higher headcount in 2022 from the acquired operations of Civic and the HOA Business in 2021, incremental additions to staff in certain business lines, and staff added to support our digital and innovation initiatives. The increase in preferred stock dividends was due to the Company's preferred stock issuance on June 6, 2022. Net interest income increased due mainly to higher interest income on loans and leases and investment securities attributable primarily to higher average balances, offset partially by higher interest expense on interest-bearing liabilities due to higher rates and average balances. The decrease in income tax expense was due primarily to lower pre-tax earnings in 2022 compared to 2021.

2021 Compared to 2020
Net earnings available for common stockholders for the year ended December 31, 2021 was $607.0 million, or $5.10 per diluted share, compared to net loss available to common stockholders for the year ended December 31, 2020 of $1.24 billion, or $10.61 per diluted share. The $1.84 billion increase in net earnings available to common stockholders was due primarily to a $1.47 billion goodwill impairment charge in the first quarter of 2020 combined with a decrease in the provision for credit losses of $501.0 million due to improvement in both the macroeconomic forecast variables used in the process to determine the allowance for credit losses and the loan portfolio credit quality metrics, offset partially by net loan growth for the year.
Net Interest Income
The following table summarizes the distribution of average assets, liabilities, and stockholders’ equity, as well as interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities, presented on a tax equivalent basis, for the years indicated:
	Year Ended December 31,
	2022			2021			2020
	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates
	(Dollars in thousands)
ASSETS:
Loans and leases(1)(2)(3)	$26,044,463	$1,320,449	5.07%	$19,762,220	$1,003,027	5.08%	$19,243,961	$995,973	5.18%
Investment securities(2)(4)	9,120,717	215,624	2.36%	7,486,009	162,102	2.17%	4,175,918	112,843	2.70%
Deposits in financial institutions	2,185,585	34,158	1.56%	5,692,338	8,804	0.15%	1,856,942	3,583	0.19%
Total interest-earning assets(2)	37,350,765	1,570,231	4.20%	32,940,567	1,173,933	3.56%	25,276,821	1,112,399	4.40%
Other assets	3,130,816			2,577,921			2,475,591
Total assets	$40,481,581			$35,518,488			$27,752,412

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest checking	$6,851,831	66,494	0.97%	$7,198,646	8,709	0.12%	$4,394,742	12,791	0.29%
Money market	10,601,028	95,376	0.90%	8,843,122	12,993	0.15%	6,547,027	19,178	0.29%
Savings	639,720	188	0.03%	606,741	148	0.02%	538,985	263	0.05%
Time	2,540,426	38,391	1.51%	1,471,963	5,958	0.40%	2,169,324	27,431	1.26%
Total interest-bearing deposits	20,633,005	200,449	0.97%	18,120,472	27,808	0.15%	13,650,078	59,663	0.44%
Borrowings	961,601	25,645	2.67%	231,099	623	0.27%	825,681	8,161	0.99%
Subordinated debt	863,883	39,633	4.59%	733,163	26,474	3.61%	461,059	21,109	4.58%
Total interest-bearing liabilities	22,458,489	265,727	1.18%	19,084,734	54,905	0.29%	14,936,818	88,933	0.60%
Noninterest-bearing demand deposits	13,601,766			12,110,193			8,517,281
Other liabilities	568,293			515,542			440,703
Total liabilities	36,628,548			31,710,469			23,894,802
Stockholders’ equity	3,853,033			3,808,019			3,857,610
Total liabilities and stockholders' equity	$40,481,581			$35,518,488			$27,752,412

	Year Ended December 31,
	2022			2021			2020
	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates
	(Dollars in thousands)
Net interest income(2)		$1,304,504			$1,119,028			$1,023,466
Net interest rate spread(2)			3.02%			3.27%			3.80%
Net interest margin(2)			3.49%			3.40%			4.05%

Total deposits(5)	$34,234,771	$200,449	0.59%	$30,230,665	$27,808	0.09%	$22,167,359	$59,663	0.27%
(1)	Includes nonaccrual loans and leases and loan fees. Includes tax-equivalent adjustments related to tax-exempt interest on loans.
(2)	Tax equivalent.
(3)	Includes net loan premium amortization of $17.9 million and $11.4 million for 2022 and 2021 and net loan discount accretion of $5.6 million for 2020, respectively.
(4)
Includes tax-equivalent adjustments of $5.9 million, $8.6 million, and $6.1 million for 2022, 2021, and 2020, respectively, related to tax-exempt interest on investment securities. The federal statutory rate utilized was 21%.

(5)
Total deposits is the sum of interest-bearing deposits and noninterest-bearing demand deposits. The cost of total deposits is calculated as annualized interest expense on total deposits divided by average total deposits.

Net interest income is affected by changes in both interest rates and the amounts of average interest-earning assets and interest-bearing liabilities. The changes in the yields earned on average interest-earning assets and rates paid on average interest-bearing liabilities are referred to as changes in “rate.” The changes in the amounts of average interest-earning assets and interest-bearing liabilities are referred to as changes in “volume.” The change in interest income/expense attributable to rate reflects the change in rate multiplied by the prior year’s volume. The change in interest income/expense attributable to volume reflects the change in volume multiplied by the prior year’s rate. The change in interest income/expense not attributable specifically to either rate or volume is allocated ratably between the two categories.
The following table presents changes in interest income (tax equivalent) and interest expense and related changes in rate and volume for the years indicated:
	2022 Compared to 2021			2021 Compared to 2020
	Total Increase (Decrease)	Increase (Decrease) Due to		Total Increase (Decrease)	Increase (Decrease) Due to
		Rate	Volume		Rate	Volume
	(In thousands)
Interest Income:
Loans and leases(1)	$317,422	$(1,975)	$319,397	$7,054	$(19,473)	$26,527
Investment securities(1)	53,522	15,318	38,204	49,259	(25,701)	74,960
Deposits in financial institutions	25,354	33,668	(8,314)	5,221	(865)	6,086
Total interest income(1)	396,298	47,011	349,287	61,534	(46,039)	107,573

Interest Expense:
Interest checking deposits	57,785	58,222	(437)	(4,082)	(9,742)	5,660
Money market deposits	82,383	79,233	3,150	(6,185)	(11,296)	5,111
Savings deposits	40	36	4	(115)	(151)	36
Time deposits	32,433	25,708	6,725	(21,473)	(14,598)	(6,875)
Total interest-bearing deposits	172,641	163,199	9,442	(31,855)	(35,787)	3,932
Borrowings	25,022	18,458	6,564	(7,538)	(3,788)	(3,750)
Subordinated debt	13,159	7,942	5,217	5,365	(5,166)	10,531
Total interest expense	210,822	189,599	21,223	(34,028)	(44,741)	10,713

Net interest income(1)	$185,476	$(142,588)	$328,064	$95,562	$(1,298)	$96,860
(1)	Tax equivalent.

2022 Compared to 2021
Net interest income increased by $186.9 million to $1.3 billion for the year ended December 31, 2022 compared to $1.1 billion for the year ended December 31, 2021 due mainly to higher interest income on loans and leases and investment securities, offset partially by higher interest expense. The increase in interest income on loans and leases was attributable to a higher average balance, offset partially by a lower yield on average loans and leases. The tax equivalent yield on average loans and leases decreased slightly to 5.07% for 2022 from 5.08% for 2021 due mainly to higher amortized fees in 2021 resulting from the significant fees from PPP loans in 2021, offset partially by higher market rates in 2022. Amortized fees added approximately 21 basis points to loan yields in 2022 and 38 basis points to loan yields in 2021. The increase in interest income on investment securities was due to a higher average balance and higher yield on average investment securities. The increase in interest expense was due to a higher cost and balance of average interest-bearing liabilities.
The tax equivalent NIM for the year ended December 31, 2022 was 3.49% compared to 3.40% for the year ended December 31, 2021. The increase in the tax equivalent NIM was due mostly to the change in the mix of average interest-earning assets. The change in the mix of average interest-earning assets was due to the increase in the balance of average loans and leases as a percentage of average interest-earning assets from 60% to 70%, the increase in the balance of average investment securities as a percentage of average interest-earning assets from 23% to 24%, and the decrease in the balance of average deposits in financial institutions as a percentage of average interest-earning assets from 17% to 6%. The balance of average loans and leases increased by $6.3 billion, the balance of average investment securities increased by $1.6 billion, and the balance of average deposits in financial institutions declined by $3.5 billion.
The cost of average total deposits increased to 0.59% for the year ended December 31, 2022 from 0.09% for year ended December 31, 2021 due mainly to higher market rates on our deposit products and higher average balances and rates on higher-cost wholesale and brokered time deposits. Average wholesale and brokered time deposits increased by $1.5 billion to $2.8 billion for 2022 from $1.3 billion for 2021.
2021 Compared to 2020
Net interest income increased by $89.3 million to $1.1 billion for the year ended December 31, 2021 compared to $1.0 billion for the year ended December 31, 2020 due mainly to higher income on investment securities attributable to a higher average balance, offset partially by a lower yield combined with lower interest expense due to lower rates paid on deposits, borrowings, and subordinated debt in conjunction with decreased market rates, offset partially by higher average balances for interest-bearing deposits and subordinated debt. The tax equivalent yield on average loans and leases was 5.08% for 2021 compared to 5.18% for 2020 attributable mainly to decreased market rates and the purchases of lower yielding single-family residential mortgage loans primarily in the second half of 2021.
The tax equivalent NIM for the year ended December 31, 2021 was 3.40% compared to 4.05% for the year ended December 31, 2020. The decrease in the tax equivalent NIM was due mostly to the change in the mix of average interest-earning assets and the lower yields on average investment securities and loans and leases, offset partially by lower costs of deposits, borrowings, and subordinated debt. The change in the mix of average interest-earning assets was due to a $3.8 billion increase in average deposits in financial institutions, a $3.3 billion increase in average investment securities, and a $518.3 million increase in average loans and leases. Average loans and leases as a percentage of average interest-earning assets was 60% for 2021 compared to 76% for 2020. Average investment securities as a percentage of average interest-earning assets was 23% for 2021 compared to 17% for 2020. Average deposits in financial institutions as a percentage of average interest-earning assets was 17% for 2021 compared to 7% for 2020.
The cost of average total deposits decreased to 0.09% for the year ended December 31, 2021 from 0.27% for year ended December 31, 2020 due to lower rates paid on deposits in conjunction with decreased market rates.

Provision for Credit Losses
The following table sets forth the details of the provision for credit losses on loans and leases held for investment and held-to-maturity debt securities as well as information regarding credit quality metrics for the years indicated:
	Year Ended December 31,
	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
	(Dollars in thousands)
Provision For Credit Losses:
Addition to (reduction in) allowance for loan and lease losses	$5,000	$154,500	$(149,500)	$(442,500)	$293,000
Addition to (reduction in) reserve for unfunded loan commitments	18,000	30,500	(12,500)	(58,500)	46,000
Total loan-related provision	23,000	185,000	(162,000)	(501,000)	339,000
Addition to allowance for held-to-maturity securities	1,500	1,500	—	—	—
Total provision for credit losses	$24,500	$186,500	$(162,000)	$(501,000)	$339,000

Credit Quality Metrics:
Net charge-offs (recoveries) on loans and leases held for investment(1)	$4,832	$6,715	$(1,883)	$(89,104)	$87,221
Net charge-offs (recoveries) to average loans and leases	0.02%		(0.01)%		0.45%
At year-end:
Allowance for credit losses	$291,803	$18,168	$273,635	$(160,117)	$433,752
Allowance for credit losses to loans and leases held for investment	1.02%		1.19%		2.27%
Allowance for credit losses to nonaccrual loans and leases held for investment	281.2%		447.3%		475.8%
Nonaccrual loans and leases held for investment	$103,778	$42,604	$61,174	$(29,989)	$91,163

Nonaccrual loans and leases held for investment to loans and leases held for investment	0.36%		0.27%		0.48%
(1)
See “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” for detail of charge-offs and recoveries by loan portfolio segment, class, and subclass for the years presented.

Provisions for credit losses are charged to earnings for both on and off-balance sheet credit exposures. The provisions for credit losses on our loans and leases held for investment and held-to-maturity debt securities are based on our allowance methodologies and are expenses that, in our judgment, are required to maintain an adequate allowance for credit losses for both assets held at amortized cost.
2022 Compared to 2021
The provision for credit losses increased by $186.5 million to a provision of $24.5 million for the year ended December 31, 2022 compared to a provision benefit of $162.0 million for the year ended December 31, 2021. During 2022, the $23.0 million loan-related provision was due primarily to the growth in loans and leases and unfunded loan commitments and a less favorable economic forecast offset partially by a decrease in qualitative reserves. We also recorded a $1.5 million provision on held-to-maturity securities related to the $2.3 billion transfer from available-for-sale securities during the second quarter of 2022 and the estimated current expected credit loss on those held-to-maturity securities. During 2021, a provision benefit was recorded as a result of improvement in both macro-economic forecast variables and loan portfolio credit quality metrics offset partially by increased provisions for unfunded loan commitments and loan growth.
2021 Compared to 2020
The provision for credit losses decreased by $501.0 million to a provision for credit losses benefit of $162.0 million for the year ended December 31, 2021 compared to a provision of $339.0 million for the year ended December 31, 2020 as a result of improvement in both the macroeconomic forecast variables used in the process to determine the allowance for credit losses and the loan portfolio credit quality metrics, offset partially by net loan growth for the year.

Certain circumstances may lead to increased provisions for credit losses on loans and leases in the future. Examples of such circumstances are an increased amount of classified and/or nonperforming loans and leases, net loan and lease and unfunded commitment growth, and changes in economic conditions and forecasts. Changes in economic conditions and forecasts include the rate of economic growth, the unemployment rate, the rate of inflation, changes in the general level of interest rates, changes in real estate values, and adverse conditions in borrowers’ businesses.
For information regarding the allowance for credit losses on loans and leases held for investment, see “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment,” Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment, and Note 5. Loans and Leases of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
For information regarding the allowance for credit losses on held-to-maturity debt securities, see Note 1(g). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Held-to-Maturity Debt Securities, and Note 4. Investment Securities of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
Noninterest Income
The following table summarizes noninterest income by category for the years indicated:
	Year Ended December 31,
Noninterest Income	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
	(In thousands)
Leased equipment income	$50,586	$4,840	$45,746	$2,118	$43,628
Other commissions and fees	43,635	1,348	42,287	1,940	40,347
Service charges on deposit accounts	13,991	722	13,269	2,918	10,351
Gain on sale of loans and leases	518	(1,215)	1,733	(406)	2,139
(Loss) gain on sale of securities	(50,321)	(51,936)	1,615	(11,556)	13,171
Dividends and (losses) gains on equity investments	(3,389)	(26,504)	23,115	8,131	14,984
Warrant income	2,490	(46,851)	49,341	38,732	10,609
Other income	17,317	496	16,821	5,990	10,831
Total noninterest income	$74,827	$(119,100)	$193,927	$47,867	$146,060
2022 Compared to 2021
Noninterest income decreased by $119.1 million to $74.8 million for the year ended December 31, 2022 compared to $193.9 million for the year ended December 31, 2021 due mainly to decreases of $51.9 million in gain on sale of securities, $46.9 million in warrant income, and $26.5 million in dividends and gains on equity investments, with the declines in the latter two items due to decreased capital market activity in 2022 and volatility in equity markets resulting from geopolitical tensions and inflationary pressures. The decrease in gain on sales of securities was due mainly to sales of $1.0 billion in the fourth quarter of 2022 for a net loss of $49.3 million. Such sales were done strategically with proceeds used to pay down FHLB borrowings and to improve the capital and liquidity position of the Bank going forward. The decrease in dividends and gains on equity investments was due primarily to lower gains on sales of equity investments, offset partially by higher fair value gains on equity investments still held. Warrant income decreased due principally to fewer gains from exercised warrants, driven by less capital market activity in 2022.
2021 Compared to 2020
Noninterest income increased by $47.9 million to $193.9 million for the year ended December 31, 2021 compared to $146.1 million for the year ended December 31, 2020 due mainly to increases of $38.7 million in warrant income, $8.1 million in dividends and gains on equity investments, and $6.0 million in other income, offset partially by a decrease of $11.6 million in gain on sale of securities. Warrant income increased due principally to higher gains from exercised warrants, driven by the active capital markets. Dividends and gains on equity investments increased due primarily to higher gains on sales of equity investments and higher income distributions on SBIC investments, offset partially by lower fair value gains on equity investments still held and lower fair value marks on SBIC investments. Other income increased due principally to higher gains from early lease terminations. The decrease in gain on sale of securities resulted from the sale of $365.7 million of securities for a net gain of $1.6 million for 2021 compared to sales of $160.3 million of securities for a net gain of $13.2 million for 2020.
Noninterest Expense
The following table summarizes noninterest expense by category for the years indicated:
	Year Ended December 31,
Noninterest Expense	2022	Increase (Decrease)	2021	Increase (Decrease)	2020
	(In thousands)
Compensation	$406,839	$38,389	$368,450	$96,956	$271,494
Occupancy	60,964	2,542	58,422	867	57,555
Customer related expense	55,273	34,769	20,504	2,972	17,532
Data processing	38,177	7,900	30,277	3,498	26,779
Leased equipment depreciation	35,658	(97)	35,755	6,890	28,865
Other professional services	30,278	8,786	21,492	1,575	19,917
Insurance and assessments	25,486	8,121	17,365	(5,260)	22,625
Loan expense	24,572	7,541	17,031	3,577	13,454
Intangible asset amortization	13,576	842	12,734	(2,019)	14,753
Acquisition, integration and reorganization costs	5,703	(3,712)	9,415	8,355	1,060
Foreclosed assets income, net	(3,737)	(3,524)	(213)	(196)	(17)
Other	51,732	5,547	46,185	6,183	40,002
Total operating expense	744,521	107,104	637,417	123,398	514,019
Goodwill impairment	29,000	29,000	—	(1,470,000)	1,470,000
Total noninterest expense	$773,521	$136,104	$637,417	$(1,346,602)	$1,984,019
2022 Compared to 2021
Noninterest expense increased by $136.10 million to $773.5 million for the year ended December 31, 2022 compared to $637.4 million for the year ended December 31, 2021 due in part to a goodwill impairment charge of $29.0 million incurred in the fourth quarter of 2022 related to Civic. Excluding the goodwill impairment charge, noninterest expense increased by $107.1 million to $744.5 million in 2022. This increase was due mainly to increases of $38.4 million in compensation expense, $34.8 million in customer related expense, $8.8 million in other professional services, and $8.1 million in insurance and assessments. The increase in compensation was due mostly to the incremental expense of the higher headcount in 2022 from the acquired operations of Civic and the HOA Business in 2021, incremental additions to staff in certain business lines, and staff added to support our digital and innovation initiatives. The increase in customer related expense was attributable mainly to higher customer analysis expenses. The increase in other professional services was due mainly to issuance costs of the credit-linked notes transaction in September 2022. The increase in insurance and assessments expense was due to higher FDIC assessment expense attributable to downward trends in core deposits and capital levels in the first half of 2022 resulting in a higher assessment rate.
2021 Compared to 2020
Noninterest expense decreased by $1.35 billion to $637.4 million for the year ended December 31, 2021 compared to $2.0 billion for the year ended December 31, 2020 due mainly to a $1.47 billion goodwill impairment charge incurred in the first quarter of 2020. Excluding the goodwill impairment charge, noninterest expense increased by $123.4 million in 2021 compared to 2020. This increase was due primarily to increases of $97.0 million in compensation expense, $8.4 million in acquisition, integration and reorganization costs, $6.9 million in leased equipment depreciation, and $6.2 million in other expense, offset partially by a $5.3 million decrease in insurance and assessment expense. The increase in compensation expense was due to the incremental compensation expense from 11 months of Civic operations and three months of HOA Business operations in the 2021 period and higher bonus expense, given the operating results in 2021, while the 2020 bonus amounts were below historical levels as a result of the higher provisions for credit losses in 2020. The increase in acquisition, integration, and reorganization costs was due to the costs related to the Civic and HOA Business acquisitions. Leased equipment depreciation increased due to a higher average balance of leased equipment. Other expense increased due mainly to higher legal settlement costs. Insurance and assessment expense decreased due mostly to a decrease in the FDIC assessment rate in 2021 offset partially by a higher assessment base. The assessment rate was higher in 2020 due to the goodwill impairment recorded in the first quarter of 2020 resulting in a higher assessment rate for the next four quarters.
Income Taxes
The effective tax rates were 25.4%, 26.2%, and (6.5)% for the years ended December 31, 2022, 2021, and 2020. Excluding non-deductible goodwill impairment, the effective income tax rate was 24.4% for the year ended December 31, 2020. The decrease in the effective tax rate for 2022 compared to the 26.2% rate for 2021 was due mainly to a change in the apportionment of taxable income for state taxes in 2022. The increase in the effective tax rate for 2021 compared to the 24.4% rate for 2020 was due primarily to a change in the apportionment of taxable income for state taxes in 2021 and a tax benefit recorded in 2020 for amended state returns. The Company's 2022 blended statutory tax rate for federal and state was 27.4%. For further information on income taxes, see Note 17. Income Taxes of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
Results of Segment Operations
A description of the business activities and the methodologies used to measure financial performance is described in Note 25. Business Segments in the accompanying notes to consolidated financial statements elsewhere in this report. Net income (loss) by reportable operating segment is presented below.
Commercial Banking
Net income for 2022 decreased by $188.7 million to $428.6 million compared to $617.3 million in 2021. The decrease in net income was primarily due to an increase in the provision for credit losses of $180.0 million in 2022 from a provision benefit of $168.9 million in 2021 to an $11.1 million provision for credit losses in 2022. The large provision benefit in 2021 was due to the releasing of reserves which were initially established at the beginning of the COVID-19 pandemic in 2020, but were reversed in 2021 when pandemic-related losses did not occur.
Civic
The net loss for 2022 decreased by $5.4 million to $4.9 million compared to a $10.3 million net loss in 2021. The decrease was primarily due to a $77.7 million increase in net interest income after provision for credit losses offset partially by a $63.9 million increase in noninterest expense, a $1.9 million increase in income tax expense, and a $6.5 million decrease in noninterest income.
The $77.7 million increase in net interest income after provision for credit losses was primarily due to the significant increase in the average balance of the Civic loan portfolio. The loan portfolio balance was $3.3 billion at December 31, 2022, compared to $1.4 billion at December 31, 2021.
The $63.9 million increase in noninterest expense was due to the growth of the Civic operations and loan portfolio during 2022 and was primarily due to a $22.0 million increase in compensation expense and a $29.0 million goodwill impairment recorded in 2022 due to plans to restructure the Civic operations. This restructuring involves reducing the number of loan products offered, reducing loan growth compared to 2022 levels, and transferring the management of most Civic functions to Bank executives, which will result in a reduction of Civic's headcount and is expected to improve efficiencies, profitability and the risk profile of Civic.

Balance Sheet Analysis
Securities Available-for-Sale
The following table presents the composition and durations of our securities available-for-sale as of the dates indicated:
	December 31,
	2022			2021			2020
Security Type	Fair Value	% of Total	Duration (in years)	Fair Value	% of Total	Duration (in years)	Fair Value	% of Total	Duration (in years)
	(Dollars in thousands)
Agency residential MBS	$2,242,042	46%	7.6	$2,898,210	27%	2.9	$341,074	7%	1.9
U.S. Treasury securities	670,070	14%	4.9	966,898	9%	6.6	5,302	—%	1.3
Agency commercial MBS	487,606	10%	4.7	1,688,967	16%	5.2	1,281,877	24%	3.2
Agency residential CMOs	457,063	9%	4.4	1,038,134	10%	3.2	1,219,880	23%	2.7
Municipal securities	339,326	7%	5.6	2,315,968	22%	7.7	1,531,617	29%	8.2
Corporate debt securities	311,905	7%	2.7	527,094	5%	4.2	311,889	6%	3.7
Private label residential CMOs	166,724	4%	5.6	264,417	2%	3.9	116,946	2%	2.1
Collateralized loan obligations	102,261	2%	—	385,362	4%	0.1	135,876	3%	—
Private label commercial MBS	26,827	1%	2.3	450,217	4%	7.5	82,957	2%	1.8
Asset-backed securities	22,413	—%	—	129,547	1%	0.1	166,546	3%	0.1
SBA securities	17,250	—%	2.5	29,644	—%	3.7	41,627	1%	3.2
Total securities available-for-sale	$4,843,487	100%	5.9	$10,694,458	100%	4.8	$5,235,591	100%	4.3
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. The unrealized losses on the transferred securities are being amortized over the expected remaining life of the securities in a manner consistent with the amortization of a premium or discount.
The following table presents the geographic composition of the majority of our municipal securities available-for-sale portfolio as of the date indicated:
	December 31, 2022
Municipal Securities by State	Fair Value	% of Total
	(Dollars in thousands)
Texas	$118,243	35%
California	63,070	19%
Oregon	32,770	10%
Washington	23,173	7%
Minnesota	20,379	6%
Delaware	18,642	5%
Florida	17,653	5%
Wisconsin	12,393	3%
Rhode Island	10,489	3%
Iowa	6,733	2%
Total of ten largest states	323,545	95%
All other states	15,781	5%
Total municipal securities available-for-sale	$339,326	100%

The following table presents a summary of contractual rates and contractual maturities of our securities available-for-sale as of the date indicated:
	Due Within One Year		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total
December 31, 2022	Fair Value	Rate(1)	Fair Value	Rate(1)	Fair Value	Rate(1)	Fair Value	Rate(1)	Fair Value	Rate(1)
	(Dollars in thousands)
Agency residential MBS	$—	0.00%	$—	0.00%	$—	0.00%	$2,242,042	3.18%	$2,242,042	3.18%
U.S. Treasury securities	4,972	2.77%	—	0.00%	665,098	1.34%	—	0.00%	670,070	1.35%
Agency commercial MBS	—	0.00%	192,142	3.07%	277,940	2.65%	17,524	3.69%	487,606	2.85%
Agency residential CMOs	—	0.00%	—	0.00%	155,835	2.83%	301,228	3.32%	457,063	3.15%
Municipal securities	3,680	3.25%	38,147	2.04%	276,878	3.10%	20,621	4.38%	339,326	3.06%
Corporate debt securities	—	0.00%	5,006	6.99%	306,899	5.00%	—	0.00%	311,905	5.03%
Private label residential CMOs	—	0.00%	—	0.00%	—	0.00%	166,724	3.17%	166,724	3.17%
Collateralized loan obligations	—	0.00%	—	0.00%	66,580	6.61%	35,681	6.62%	102,261	6.61%
Private label commercial MBS	—	0.00%	—	0.00%	—	0.00%	26,827	3.16%	26,827	3.16%
Asset-backed securities	—	0.00%	—	0.00%	—	0.00%	22,413	5.68%	22,413	5.68%
SBA securities	3,965	3.03%	—	0.00%	—	0.00%	13,285	3.18%	17,250	3.15%
Total securities available-for-sale	$12,617	2.99%	$235,295	2.99%	$1,749,230	2.80%	$2,846,345	3.27%	$4,843,487	3.09%
(1)	Rates presented are weighted average rates. Rates on tax-exempt securities are contractual rates and are not presented on a tax-equivalent basis.
Securities Held-to-Maturity
The following table presents the composition and durations of our securities held-to-maturity as of the dates indicated:
	December 31, 2022
Security Type	Amortized Cost	% of Total	Duration (in years)
	(Dollars in thousands)
Municipal securities	$1,243,443	55%	9.0
Agency commercial MBS	427,411	19%	7.5
Private label commercial MBS	345,825	15%	7.1
U.S. Treasury securities	184,162	8%	7.5
Corporate debt securities	69,794	3%	5.8
Total securities held-to-maturity	$2,270,635	100%	8.2

The following table shows the geographic composition of the majority of our held-to-maturity municipal securities portfolio as of the date indicated:
	December 31, 2022
Municipal Securities by State	Amortized Cost	% of Total
	(Dollars in thousands)
California	$307,759	25%
Texas	275,306	22%
Washington	190,295	15%
Oregon	77,921	6%
Maryland	64,955	5%
Georgia	55,398	4%
Colorado	49,230	4%
Minnesota	35,249	3%
Tennessee	30,836	3%
Florida	21,978	2%
Total of ten largest states	1,108,927	89%
All other states	134,516	11%
Total municipal securities held-to-maturity	$1,243,443	100%
The following table presents a summary of contractual rates and contractual maturities of our securities held-to-maturity as of the date indicated:
	Due Within One Year		Due After One Year Through Five Years		Due After Five Years Through Ten Years		Due After Ten Years		Total
December 31, 2022	Amortized Cost	Rate(1)	Amortized Cost	Rate(1)	Amortized Cost	Rate(1)	Amortized Cost	Rate(1)	Amortized Cost	Rate(1)
	(Dollars in thousands)
Municipal securities	$—	—%	$—	—%	$336,321	2.12%	$907,122	3.48%	$1,243,443	3.11%
Agency commercial MBS	—	—%	—	—%	406,193	2.02%	21,218	3.16%	427,411	2.08%
Private label commercial MBS	—	—%	—	—%	35,985	3.03%	309,840	2.82%	345,825	2.84%
U.S. Treasury securities	—	—%	—	—%	184,162	1.28%	—	—%	184,162	1.28%
Corporate debt securities	—	—%	—	—%	—	—%	69,794	5.12%	69,794	5.12%
Total securities held-to-maturity	$—	—%	$—	—%	$962,661	1.95%	$1,307,974	3.40%	$2,270,635	2.79%
(1)	Rates presented are weighted average rates. Rates on tax-exempt securities are contractual rates and are not presented on a tax-equivalent basis.

Loans and Leases Held for Investment
The following table presents the composition of our total loans and leases held for investment, net of deferred fees, by loan portfolio segment, class, and subclass as of the dates indicated:
	December 31,
	2022		2021		2020
	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Real Estate Mortgage:
Commercial real estate	$2,537,629	9%	$2,545,517	11%	$2,924,966	15%
SBA program	621,187	2%	623,579	3%	599,788	3%
Hotel	688,015	2%	593,203	3%	571,917	3%
Total commercial real estate mortgage	3,846,831	13%	3,762,299	17%	4,096,671	21%
Multi-family	5,607,865	20%	3,916,317	17%	3,611,223	19%
Residential mortgage	2,902,088	10%	2,449,693	11%	84,808	—%
Investor-owned residential	2,886,828	10%	1,050,411	4%	107,234	1%
Total residential real estate mortgage	11,396,781	40%	7,416,421	32%	3,803,265	20%
Total real estate mortgage	15,243,612	53%	11,178,720	49%	7,899,936	41%
Real Estate Construction and Land:
Commercial real estate construction and land	898,592	3%	832,591	4%	1,117,121	6%
Residential construction	3,253,580	11%	2,182,091	9%	2,031,676	11%
Construction - renovation	486,712	2%	422,445	2%	211,484	1%
Total residential real estate construction and land	3,740,292	13%	2,604,536	11%	2,243,160	12%
Total real estate construction and land(1)	4,638,884	16%	3,437,127	15%	3,360,281	18%
Total real estate	19,882,496	69%	14,615,847	64%	11,260,217	59%
Commercial:
Lender finance	3,172,814	11%	2,617,712	11%	2,095,963	11%
Equipment finance	908,141	3%	681,266	3%	700,042	4%
Premium finance	861,006	3%	586,267	3%	438,761	2%
Other asset-based	198,248	1%	190,232	1%	194,517	1%
Total asset-based	5,140,209	18%	4,075,477	18%	3,429,283	18%
Equity fund loans	1,356,428	5%	1,707,143	7%	1,032,718	5%
Venture lending	676,874	2%	613,450	3%	665,790	4%
Total venture capital	2,033,302	7%	2,320,593	10%	1,698,508	9%
Secured business loans	347,660	1%	486,088	2%	430,263	2%
Paycheck Protection Program	10,192	—%	156,699	1%	1,057,422	5%
Other lending	750,599	3%	829,194	3%	887,429	5%
Total other commercial	1,108,451	4%	1,471,981	6%	2,375,114	12%
Total commercial	8,281,962	29%	7,868,051	34%	7,502,905	39%
Consumer	444,671	2%	457,650	2%	320,255	2%
Total loans and leases held for investment, net of deferred fees	$28,609,129	100%	$22,941,548	100%	$19,083,377	100%
Total unfunded loan commitments	$11,110,264		$9,006,350		$7,601,390
(1)	Includes $153.5 million, $151.8 million, and $167.1 million, at December 31, 2022, 2021, and 2020 of land acquisition and development loans.

Our loan portfolio segments of real estate mortgage loans, real estate construction and land loans, and commercial loans comprised 53%, 16%, and 29% of our total loans and leases held for investment at December 31, 2022, compared to 49%, 15%, and 34% at December 31, 2021, respectively.
The changes during 2022 in the portfolio classes comprising these portfolio segments reflected the following:
•
Commercial real estate mortgage loans increased by 2% to $3.85 billion or 13% of total loans and leases held for investment at December 31, 2022 from $3.76 billion or 17% at December 31, 2021. The higher balance was attributable primarily to the balance of hotel loans increasing by 16% to $688.0 million at December 31, 2022 from $593.2 million at December 31, 2021.

•
Residential real estate mortgage loans increased by 54% to $11.4 billion or 40% of total loans and leases held for investment at December 31, 2022 from $7.4 billion or 32% at December 31, 2021. The increase was attributable primarily to investor-owned residential loans increasing by $1.8 billion or 175% and multi-family loans increasing by $1.7 billion or 43%. Investor-owned residential loans are Civic loans secured primarily by single-family residential properties, most of which are held by the borrower for rent. Such loans increased during 2022 due to higher loan origination activity.

•
Commercial real estate construction and land loans increased by 8% to $898.6 million or 3% of total loans and leases held for investment at December 31, 2022 from $832.6 million or 4% at December 31, 2021.

•
Residential real estate construction and land loans increased by 44% to $3.7 billion or 13% of total loans and leases held for investment at December 31, 2022 from $2.6 billion or 11% at December 31, 2021. The increase was attributable primarily to residential construction loans increasing by $1.1 billion or 49%. Residential construction loans are loans secured mainly by projects to construct multi-family properties. Such loans increased because advances under new and existing construction commitments exceeded the amount of construction loans fully repaid during 2022.

•
Asset-based loans and leases increased by 26% to $5.1 billion or 18% of total loans and leases held for investment at December 31, 2022 from $4.1 billion or 18% at December 31, 2021. The higher balance was attributable primarily to the balance of lender finance loans increasing by 21% to $3.2 billion at December 31, 2022 from $2.6 billion at December 31, 2021.

•
Venture capital loans decreased by 12% to $2.0 billion or 7% of total loans and leases held for investment at December 31, 2022 from $2.3 billion or 10% at December 31, 2021. The lower balance and composition ratio was attributable primarily to lower equity fund loans. Equity fund loans decreased to $1.4 billion at December 31, 2022 from $1.7 billion at December 31, 2021 attributable to less venture capital activity during 2022 than 2021.

•
Other commercial loans decreased by 25% to $1.1 billion or 4% of total loans and leases held for investment at December 31, 2022 from $1.5 billion or 6% at December 31, 2021. The lower balance and composition ratio was attributable primarily to the balance of Paycheck Protection Program (“PPP”) loans decreasing by 93% to $10.2 million at December 31, 2022 from $156.7 million at December 31, 2021. Additionally, secured business loans decreased by $138.4 million or 28% during 2022.

The following table presents the geographic composition of our real estate loans held for investment, net of deferred fees, by the top ten states and all other states combined (in the order presented for the current year-end) as of the dates indicated:
	December 31,
	2022		2021
Real Estate Loans by State	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
California	$10,832,550	55%	$8,916,633	61%
Florida	1,360,163	7%	556,057	4%
Colorado	1,029,284	5%	721,343	5%
Texas	933,280	5%	392,836	3%
Washington	689,873	3%	500,836	3%

	December 31,
	2022		2021
Real Estate Loans by State	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
New York	666,238	3%	675,948	5%
Arizona	572,951	3%	253,289	2%
Nevada	511,485	3%	346,838	2%
Oregon	442,353	2%	375,223	3%
Georgia	361,577	2%	203,360	1%
Total of 10 largest states	17,399,754	88%	12,942,363	89%
All other states	2,482,742	12%	1,673,484	11%
Total real estate loans held for investment, net of deferred fees	$19,882,496	100%	$14,615,847	100%
At December 31, 2022 and 2021, 55% and 61% of our real estate loans were collateralized by property located in California because our full-service branches and our community banking activities are primarily located in California. The increase in real estate loans in Florida was attributable mainly increases in multi-family loans and Civic investor-owned residential loans. The increase in real estate loans in Colorado reflects the growth from our Denver branch, which we opened in November 2019.
The following table presents a roll forward of loans and leases held for investment, net of deferred fees, for the years indicated:
Roll Forward of Loans and Leases Held for Investment, Net of Deferred Fees(1)	Year Ended December 31,
	2022	2021	2020
	(Dollars in thousands)
Balance, beginning of year	$22,941,548	$19,083,377	$18,846,872
Additions:
Production	8,435,396	9,054,767	4,243,538
Disbursements	7,058,553	5,952,158	5,159,912
Total production and disbursements	15,493,949	15,006,925	9,403,450
Reductions:
Payoffs	(4,909,797)	(7,337,296)	(3,738,754)
Paydowns	(4,755,033)	(3,728,950)	(5,193,848)
Total payoffs and paydowns	(9,664,830)	(11,066,246)	(8,932,602)
Sales	(63,263)	(117,263)	(125,999)
Transfers to foreclosed assets	(7,985)	(1,062)	(14,755)
Charge-offs	(14,037)	(10,715)	(93,589)
Transfers to loans held for sale	(76,253)	(25,554)	—
Total reductions	(9,826,368)	(11,220,840)	(9,166,945)
Loans acquired through acquisition	—	72,086	—
Net increase	5,667,581	3,858,171	236,505
Balance, end of year	$28,609,129	$22,941,548	$19,083,377
Weighted average rate on production(2)	5.24%	4.19%	3.57%
(1)	Includes direct financing leases but excludes equipment leased to others under operating leases.
(2)
The weighted average rate on production presents contractual rates on a tax equivalent basis and does not include amortized fees. Amortized fees added approximately 21 basis points to loan yields in 2022, 38 basis points to loan yields in 2021, and 25 basis points to loan yields in 2020.

Loan and Lease Interest Rate Sensitivity
The following table presents contractual maturity information for loans and leases held for investment, net of deferred fees, as of the date indicated:
December 31, 2022	Due Within One Year	Due After One Year Through Five Years	Due After Five to 15 Years	Due After 15 Years	Total
	(In thousands)
Real estate mortgage	$1,403,839	$2,538,984	$2,541,650	$8,759,139	$15,243,612
Real estate construction and land	1,849,788	2,202,837	52,180	534,079	4,638,884
Commercial	2,172,555	4,899,051	1,003,784	206,572	8,281,962
Consumer	9,896	49,129	204,898	180,748	444,671
Total loans and leases held for investment, net of deferred fees	$5,436,078	$9,690,001	$3,802,512	$9,680,538	$28,609,129
At December 31, 2022, we had $5.4 billion of loans and leases held for investment due to mature over the next twelve months. For any of these loans and leases held for investment, in the event that we provide a concession through a refinance or modification that we would not ordinarily consider in order to protect as much of our investment as possible, such loans may be considered TDRs even though the loans have performed in accordance with their contractual terms. The circumstances regarding any modifications and a borrower's specific situation, such as its ability to obtain financing from another source at similar market terms, are evaluated on an individual basis to determine if a contractual loan renewal or loan extension constitutes a TDR. Higher levels of TDRs may result in increases in classified loans and credit loss provisions.
The following table presents the interest rate profile of loans and leases held for investment, net of deferred fees, due after one year as of the date indicated:
	Due After One Year
December 31, 2022	Fixed Rate	Variable Rate	Total
	(In thousands)
Real estate mortgage	$5,715,806	$8,123,967	$13,839,773
Real estate construction and land	1,004,336	1,784,760	2,789,096
Commercial	2,075,575	4,033,832	6,109,407
Consumer	419,990	14,785	434,775
Total loans and leases held for investment, net of deferred fees	$9,215,707	$13,957,344	$23,173,051
For information regarding our variable-rate loans subject to interest rate floors, see “Item 7A. Quantitative and Qualitative Disclosures About Market Risk.”
Allowance for Credit Losses on Loans and Leases Held for Investment
The allowance for credit losses on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in “Other assets” on the consolidated balance sheets. The “Provision for credit losses” on the consolidated statement of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, and the provision for held-to-maturity debt securities.
Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates.

For further information regarding the calculation of the allowance for credit losses on loans and leases held for investment using the CECL methodology, see Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
In calculating our allowance for credit losses, we continued to consider higher inflation rates, rising interest rates, the risk of a recession, technical or otherwise, and the Russia-Ukraine war as well as any trailing impact of the COVID-19 pandemic in our process for estimating expected credit losses given the changes in economic forecasts and assumptions along with the uncertainty related to the severity and duration of the economic consequences resulting from such events. Our methodology and framework along with the 4-quarter reasonable and supportable forecast period and 2-quarter reversion period have remained consistent since the implementation of CECL on January 1, 2020. Certain management assumptions are reassessed every quarter based on current expectations for credit losses, while other assumptions are assessed and updated on at least an annual basis.
During the second half of 2022, we switched from using the Moody’s Consensus Forecast scenario to using a multiple scenario approach primarily to better address the inherent forecast uncertainty in calculating quantitative reserves. In the fourth quarter, we used the Moody’s December 2022 Baseline and S3 Downside 90th Percentile forecast scenarios for the calculation of our quantitative component. The weightings of the scenarios were based on management’s current expectation for a mild near-term recession, while acknowledging inherent uncertainty, with less weighting assigned to the S3 Downside scenario. Additionally, in order to consider the impact of rising interest rates, the prepayment rates applied in the quantitative calculation were reduced based on the slowing trend of loan payoffs and paydowns since the Federal Reserve began increasing interest rates in March 2022. The fourth quarter economic forecasts were generally less favorable compared to the prior quarters resulting in an increase to the allowance for credit losses partially offset by reductions in pandemic-specific qualitative adjustments.
As part of our allowance for credit losses methodology, we consistently incorporate the use of qualitative factors in determining the overall allowance for credit losses to capture risks that may not be adequately reflected in our quantitative models. During the first quarter of 2021, we added qualitative components that were based on management’s assessment of various qualitative factors such as economic conditions and collateral dependency. These qualitative components were primarily related to certain loan portfolios including hotels, retail, and office properties that were more directly affected by the COVID-19 pandemic and may react more slowly to the improvements in the general economic conditions. These sectors may see a slower economic recovery to pre-pandemic levels due to changes in consumer behavior such as less business travel due to more virtual meetings, more online shopping versus in person shopping, or the potential for more permanent shifts to remote or hybrid working arrangements. Additionally, small businesses in these sectors may face greater challenges once debt relief and PPP funding is exhausted. Throughout 2021, these qualitative adjustments were updated based on evolving forecasts of property values and the pace of recovery for small businesses. During 2022, forecasted property values for hotels and retail properties improved, partially offset by property value declines in office, and the outlook for small businesses improved. Therefore, our pandemic-specific qualitative adjustments were decreased.
The increases in the quantitative reserve for net growth in loans and leases and deterioration of the economic forecast were offset partially by decreases in pandemic-specific qualitative adjustments and, as a result, a $23.0 million loan-related provision for credit losses was recognized in 2022. The loan-related allowance for credit losses as a percentage of loans and leases held for investment decreased during 2022 due to loan growth in lending areas with lower credit risk and is consistent with stable credit quality and minimal charge-offs.
The use of different economic forecasts, whether based on different scenarios, the use of multiple or single scenarios, or updated economic forecasts and scenarios, can change the outcome of the calculations. In addition to the economic forecasts, there are numerous components and assumptions that are integral to the overall estimation of allowance for credit losses. As part of our allowance for credit losses process, sensitivity analyses are performed to assess the impact of how changing certain assumptions could impact the estimated allowance for credit losses. At times, these analyses can provide information to further assist management in making decisions on certain assumptions. We calculated alternative values for our December 31, 2022 allowance for credit losses using various alternative forecast scenarios including the Moody's S1 Upside 10th Percentile and S3 Downside 90th Percentile forecasts and the calculated amounts for the quantitative component differed from the probability-weighted multiple scenario forecast ranging from lower by 7.06% to higher by 24.02%. However, changing one assumption and not reassessing other assumptions used in the quantitative or qualitative process could yield results that are not reasonable or appropriate, hence all assumptions and information must be considered. From a sensitivity analysis perspective, changing key assumptions such as the macro-economic variable inputs from the economic forecasts, the reasonable and supportable forecast period, prepayment rates, loan segmentation, historical loss factors and/or periods, among others, would all change the outcome of the quantitative components of the allowance for credit losses. Those results would then need to be assessed from a qualitative perspective potentially requiring further adjustments to the qualitative component to arrive at a reasonable and appropriate allowance for credit losses.
The determination of the allowance for credit losses is complex and highly dependent on numerous models, assumptions, and judgments made by management. Management's current expectation for credit losses on loans and leases held for investment as quantified in the allowance for credit losses considers the impact of assumptions and is reflective of historical credit experience, economic forecasts viewed to be reasonable and supportable, current loan and lease composition, and relative credit risks known as of the balance sheet date.
Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded loan commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.
The following table presents information regarding the allowance for credit losses on loans and leases held for investment as of the dates indicated:
	December 31,
Allowance for Credit Losses Data	2022	2021	2020
	(Dollars in thousands)
Allowance for loan and lease losses	$200,732	$200,564	$348,181
Reserve for unfunded loan commitments	91,071	73,071	85,571
Total allowance for credit losses	$291,803	$273,635	$433,752

Allowance for credit losses to loans and leases held for investment	1.02%	1.19%	2.27%
Allowance for credit losses to nonaccrual loans and leases held for investment	281.2%	447.3%	475.8%
The following table presents the changes in our allowance for credit losses on loans and leases held for investment for the years indicated:
	Year Ended December 31,
Allowance for Credit Losses Roll Forward	2022	2021	2020
	(Dollars in thousands)
Balance, beginning of year	$273,635	$433,752	$174,646
Cumulative effect of change in accounting principle - CECL, as of January 1, 2020:
Allowance for loan and lease losses	—	—	3,617
Reserve for unfunded loan commitments	—	—	3,710
Total cumulative effect	—	—	7,327
Provision for credit losses:
Addition to (reduction in) allowance for loan and lease losses	5,000	(149,500)	293,000
Addition to (reduction in) addition to reserve for unfunded loan commitments	18,000	(12,500)	46,000
Total provision for credit losses	23,000	(162,000)	339,000

	Year Ended December 31,
Allowance for Credit Losses Roll Forward	2022	2021	2020
	(Dollars in thousands)
Loans and leases charged off:
Real estate mortgage	(3,625)	(1,135)	(10,686)
Real estate construction and land	(1,431)	(775)	—
Commercial	(6,817)	(7,298)	(82,105)
Consumer	(2,164)	(1,507)	(798)
Total loans and leases charged off	(14,037)	(10,715)	(93,589)
Recoveries on loans charged off:
Real estate mortgage	1,748	6,767	617
Real estate construction and land	178	—	21
Commercial	7,163	5,711	5,529
Consumer	116	120	201
Total recoveries on loans charged off	9,205	12,598	6,368
Net (charge-offs) recoveries	(4,832)	1,883	(87,221)
Balance, end of year	$291,803	$273,635	$433,752
Net charge-offs (recoveries) to average loans and leases	0.02%	(0.01)%	0.45%
The following table presents net charge-offs, average loan balance, and ratio of net charge-offs to average loans by loan portfolio segment for the years indicated:
	Year Ended December 31,
Ratio of Net Charge-offs to Average Loans	2022	2021	2020
	(Dollars in thousands)
Real Estate Mortgage:
Net charge-offs (recoveries)	$1,877	$(5,632)	$10,069
Average loan balance	$13,328,403	$9,119,963	$7,942,883
Ratio of net charge-offs (recoveries) to average loans	0.01%	(0.06)%	0.13%

Real Estate Construction and Land:
Net charge-offs (recoveries)	$1,253	$775	$(21)
Average loan balance	$4,010,811	$3,396,145	$3,148,522
Ratio of net charge-offs to average loans	0.03%	0.02%	—%

Commercial:
Net (recoveries) charge-offs	$(346)	$1,587	$76,576
Average loan balance	$8,202,539	$7,310,253	$7,794,969
Ratio of net charge-offs to average loans	—%	0.02%	0.98%

Consumer:
Net charge-offs	$2,048	$1,387	$597
Average loan balance	$471,032	$377,927	$392,904
Ratio of net charge-offs to average loans	0.43%	0.37%	0.15%
Net charge-offs in 2022 were $4.8 million compared to net recoveries of $1.9 million in 2021. This change was due primarily to the real estate mortgage portfolio segment going from net recoveries of $5.6 million in 2021 to net charge-offs of $1.9 million in 2022.
Net recoveries in 2021 were $1.9 million compared to net charge-offs of $87.2 million in 2020. This improvement was due primarily to the real estate mortgage portfolio segment going from net charge-offs of $10.1 million in 2020 to net recoveries of $5.6 million in 2021 and the commercial portfolio segment going from net charge-offs of $76.6 million in 2020 to net charge-offs of $1.6 million in 2021. Real estate mortgage net charge-offs in 2020 included $8.2 million of gross charge-offs related to two retail properties that were adversely affected by pandemic-related business closures. Commercial net charge-offs in 2020 included $59.6 million related to five security monitoring loans and an $11.8 million gross charge-off on a single equipment finance loan.
The following table presents charge-offs by loan portfolio segment, class, and subclass for the years indicated:
	Year Ended December 31,
Allowance for Credit Losses Charge-offs	2022	2021	2020
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$2,258	$—	$8,987
SBA program	417	622	769
Hotel	55	343	422
Total commercial real estate mortgage	2,730	965	10,178
Multi-family	—	56	—
Residential mortgage	81	—	508
Investor-owned residential	814	114	—
Total residential real estate mortgage	895	170	508
Total real estate mortgage	3,625	1,135	10,686
Real Estate Construction and Land:
Commercial real estate construction and land	—	775	—
Residential construction	—	—	—
Construction - renovation	1,431	—	—
Total real estate construction and land	1,431	—	—
Commercial:
Lender finance	—	232	—
Equipment finance	—	—	11,817
Other asset-based	750	—	—
Premium finance	—	—	—
Total asset-based	750	232	11,817
Equity fund loans	—	—	—
Venture lending	940	620	6,819
Total venture capital	940	620	6,819
Secured business loans	479	210	—
Paycheck Protection Program	—	—	—
Other lending	4,648	6,236	63,469
Total other commercial	5,127	6,446	63,469
Total commercial	6,817	7,298	82,105
Consumer	2,164	1,507	798
Total charge-offs	$14,037	$10,715	$93,589
Construction - renovation and investor-owned residential gross charge-offs increased in 2022 due to charge-offs related to Civic loans as this portfolio becomes more seasoned.
Commercial real estate mortgage gross charge-offs decreased to $1.0 million for the year ended December 31, 2021 from $10.2 million for the year ended December 31, 2020. The 2020 amount included $8.2 million of gross charge-offs related to two retail properties that were adversely affected by pandemic-related business closures.
Asset-based charge-offs decreased to $0.2 million for the year ended December 31, 2021 from $11.8 million for the year ended December 31, 2020. The 2020 amount included an $11.8 million gross charge-off in the equipment finance subclass related to a single loan.

Venture capital gross charge-offs decreased to $0.6 million for the year ended December 31, 2021 from $6.8 million for the year ended December 31, 2020. The 2020 amount included one loan for $6.5 million.
Other commercial gross charge-offs decreased to $6.4 million for the year ended December 31, 2021 from $63.5 million for the year ended December 31, 2020. The 2020 amount included $59.6 million for five security monitoring loans, representing 64% of total gross charge-offs for 2020.
The following table presents recoveries by loan portfolio segment, class, and subclass for the years indicated:
	Year Ended December 31,
Allowance for Credit Losses Recoveries	2022	2021	2020
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$1,204	$5,384	$121
SBA program	281	697	168
Hotel	—	—	—
Total commercial real estate mortgage	1,485	6,081	289
Multi-family	4	—	—
Residential mortgage	234	658	328
Investor-owned residential	25	28	—
Total residential real estate mortgage	263	686	328
Total real estate mortgage	1,748	6,767	617
Real Estate Construction and Land:
Commercial real estate construction and land	178	—	—
Residential construction	—	—	21
Construction - renovation	—	—	—
Total real estate construction and land	—	—	21
Commercial:
Lender finance	—	3	—
Equipment finance	163	263	286
Other asset-based	539	453	422
Premium finance	—	—	—
Total asset-based	702	719	708
Equity fund loans	—	—	—
Venture lending	923	404	1,261
Total venture capital	923	404	1,261
Secured business loans	178	2,402	374
Paycheck Protection Program	—	—	—
Other lending	5,360	2,186	3,186
Total other commercial	5,538	4,588	3,560
Total commercial	7,163	5,711	5,529
Consumer	116	120	201
Total recoveries	$9,205	$12,598	$6,368

The following table presents the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment as of the dates indicated:
	Allocation of the Allowance for Loan and Lease Losses by Portfolio Segment
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(Dollars in thousands)
December 31, 2022
Allowance for loan and lease losses	$86,647	$52,982	$52,849	$8,254	$200,732
% of loans to total loans	53%	16%	29%	2%	100%
December 31, 2021
Allowance for loan and lease losses	$98,053	$45,079	$48,718	$8,714	$200,564
% of loans to total loans	49%	15%	34%	2%	100%
December 31, 2020
Allowance for loan and lease losses	$138,342	$78,356	$126,403	$5,080	$348,181
% of loans to total loans	41%	18%	39%	2%	100%
The allowance for loan and lease losses attributable to real estate mortgage loans was $86.6 million and $98.1 million at December 31, 2022 and 2021. As ratios to real estate mortgage loans at those dates, these percentages were 0.57% and 0.88%. The ratio decrease was primarily due to an increase in loan balances with lower credit risks.
The allowance for loan and lease losses attributable to real estate construction and land loans was $53.0 million and $45.1 million at December 31, 2022 and 2021. As ratios to real estate construction and land loans at those dates, these percentages were 1.14% and 1.31%. The ratio decrease was primarily due to an increase in loan balances with lower credit risks.
The allowance for loan and lease losses attributable to commercial loans and leases was $52.8 million and $48.7 million at December 31, 2022 and 2021. As ratios to commercial loans and leases at those dates, these percentages were 0.64% and 0.62%. The ratio increase was due to a higher allowance for loan losses as a result of deterioration in the economic forecasts.
Deposits
The following table presents a summary of our average deposit amounts and average rates paid during the years indicated:
	Year Ended December 31,
	2022		2021		2020
Deposit Composition	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate	Average Balance	Weighted Average Rate
	(Dollars in thousands)
Interest checking	$6,851,831	0.97%	$7,198,646	0.12%	$4,394,742	0.29%
Money market	10,601,028	0.90%	8,843,122	0.15%	6,547,027	0.29%
Savings	639,720	0.03%	606,741	0.02%	538,985	0.05%
Time	2,540,426	1.51%	1,471,963	0.40%	2,169,324	1.26%
Total interest-bearing deposits	20,633,005	0.97%	18,120,472	0.15%	13,650,078	0.44%
Noninterest-bearing demand	13,601,766	—	12,110,193	—	8,517,281	—
Total deposits	$34,234,771	0.59%	$30,230,665	0.09%	$22,167,359	0.27%

The following table presents the balance of each major category of deposits as of the dates indicated:
	December 31,
	2022		2021		2020
Deposit Composition	Balance	% of Total	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Noninterest-bearing demand	$11,212,357	33%	$14,543,133	41%	$9,193,827	37%
Interest checking	6,990,377	20%	7,319,898	21%	5,974,910	24%
Money market	7,780,758	23%	10,241,265	29%	6,532,917	26%
Savings	577,637	2%	630,653	2%	562,826	2%
Total core deposits	26,561,129	78%	32,734,949	93%	22,264,480	89%
Wholesale non-maturity deposits	2,637,362	8%	889,976	3%	1,149,467	5%
Total non-maturity deposits	29,198,491	86%	33,624,925	96%	23,413,947	94%
Retail time deposits	2,434,414	7%	1,177,147	3%	1,331,022	5%
Brokered time deposits	2,303,429	7%	195,685	1%	195,748	1%
Total time deposits	4,737,843	14%	1,372,832	4%	1,526,770	6%
Total deposits	$33,936,334	100%	$34,997,757	100%	$24,940,717	100%
Estimated uninsured deposits	$17,811,689		$22,479,674		$15,241,530
The following table presents time deposits based on the $250,000 FDIC insured limit as of the dates indicated:
	December 31,
Time Deposits	2022	2021	2020
	(In thousands)
Time deposits $250,000 and under	$3,198,434	$885,938	$994,197
Time deposits over $250,000	1,539,409	486,894	532,573
Total time deposits	$4,737,843	$1,372,832	$1,526,770
During 2022, total deposits decreased by $1.1 billion, or 3%, to $33.9 billion at December 31, 2022, due primarily to a decrease of $6.2 billion in core deposits, offset partially by increases of $3.4 billion in time deposits and $1.7 billion in wholesale non-maturity deposits. The decrease in core deposits by component was due to decreases of $3.3 billion in noninterest-bearing demand deposits, $2.5 billion in money market deposits, $329.5 million in interest checking deposits, and $53.0 million in savings deposits. This decrease in core deposits was primarily related to a $4.2 billion decrease in deposits related to our venture banking clients. At December 31, 2022, core deposits totaled $26.6 billion, or 78% of total deposits, including $11.2 billion of noninterest-bearing demand deposits, or 33% of total deposits. Our deposit base is also diversified by client type. As of December 31, 2022, no individual depositor represented more than 1.5% of our total deposits, and our top ten depositors represented 9.1% of our total deposits.
The following table summarizes the maturities of time deposits as of the date indicated:
	Time Deposits
December 31, 2022	$250,000 and Under	Over $250,000	Total
	(In thousands)
Maturities:
Due in three months or less	$864,023	$390,249	$1,254,272
Due in over three months through six months	735,959	426,382	1,162,341
Due in over six months through 12 months	1,149,048	564,340	1,713,388
Total due within 12 months	2,749,030	1,380,971	4,130,001
Due in over 12 months through 24 months	386,958	153,281	540,239
Due in over 24 months	62,446	5,157	67,603
Total due over 12 months	449,404	158,438	607,842
Total	$3,198,434	$1,539,409	$4,737,843

The following table summarizes the maturities of estimated uninsured time deposits as of the date indicated:
December 31, 2022	Uninsured Time Deposits
(In thousands)
Maturities:
Due in three months or less	$364,800
Due in over three months through six months	390,055
Due in over six months through 12 months	477,868
Total due within 12 months	1,232,723
Total due over 12 months	132,104
Total	$1,364,827
Client Investment Funds
In addition to deposit products, we also offer select clients non-depository cash investment options through PWAM, our SEC registered investment adviser subsidiary, and third-party money market sweep products. PWAM provides customized investment advisory and asset management solutions. At December 31, 2022, total off-balance sheet client investment funds were $1.4 billion of which $0.9 billion was managed by PWAM. At December 31, 2021, total off-balance sheet client investment funds were $1.4 billion, of which $0.9 billion was managed by PWAM.
Borrowings and Subordinated Debt
The Bank has various available lines of credit. These include the ability to borrow funds from time to time on a long-term, short-term, or overnight basis from the FHLB, the FRBSF, or other financial institutions. The maximum amount that the Bank could borrow under its secured credit line with the FHLB at December 31, 2022 was $5.8 billion, of which $4.5 billion was available on that date. The maximum amount that the Bank could borrow under its secured credit line with the FRBSF at December 31, 2022 was $2.5 billion, all of which was available on that date. The FHLB secured credit line was collateralized by a blanket lien on $7.0 billion of certain qualifying loans and $2.1 billion of securities. The FRBSF secured credit line was collateralized by liens on $3.1 billion of qualifying loans. In addition to its secured lines of credit, the Bank also maintains unsecured lines of credit for the borrowing of overnight funds, subject to availability, of $112.0 million with the FHLB and $180.0 million in the aggregate with several correspondent banks. As of December 31, 2022, there was $112.0 million balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2022, the Bank had $250.0 million of overnight borrowings through the AFX.
On September 29, 2022, the Bank completed a credit-linked notes transaction. The notes were issued and sold at par and had an aggregate principal amount of $132.8 million with net proceeds of approximately $128.7 million and are due June 27, 2052. The notes are linked to the credit risk of an approximately $2.66 billion reference pool of previously purchased single-family residential mortgage loans. The notes were issued in five classes with a blended rate on the notes of SOFR plus 11%. The transaction results in a lower risk-weighting on the reference pool of loans for regulatory capital purposes. The credit-linked notes are reported at fair value and had a balance of $132.0 million at December 31, 2022. See Note 15. Fair Value Option for more information regarding the credit-linked notes.

The following table presents information on our borrowings as of the dates indicated:
	December 31,
	2022		2021		2020
Borrowings	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
FHLB secured short-term advances	$1,270,000	4.62%	$—	—%	$5,000	—%
FHLB unsecured overnight advance	112,000	4.37%	—	—%	—	—%
AFX short-term borrowings	250,000	4.68%	—	—%	—	—%
Credit-linked notes	132,030	14.56%	—	—%	—	—%
Total borrowings	$1,764,030	5.36%	$—	—%	$5,000	—%
Averages for the year:
Total borrowings	$961,601	2.67%	$231,099	0.27%	$825,681	0.99%
The following table presents summary information on our subordinated debt as of the dates indicated:
	December 31,
	2022		2021		2020
Subordinated Debt	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
Gross subordinated debt:
With no unamortized acquisition discount or unamortized issuance costs	$135,055	7.01%	$135,055	2.58%	$135,055	2.63%
With unamortized acquisition discount or unamortized issuance costs	804,325	4.76%	806,039	2.65%	408,220	2.11%
Total gross subordinated debt	939,380	5.08%	941,094	2.64%	543,275	2.24%
Unamortized issuance costs	(4,866)		(5,366)		—
Unamortized acquisition discount	(67,427)		(72,445)		(77,463)
Net subordinated debt	$867,087		$863,283		$465,812
Averages for the year:
Net subordinated debt	$863,883	4.59%	$733,163	3.61%	$461,059	4.58%
The subordinated debt is variable rate and based on 3-month LIBOR plus a margin, except for one which is based on 3-month EURIBOR plus a margin and $400 million of subordinated notes issued on April 30, 2021 that is fixed rate at 3.25% until May 1, 2026 when it changes to floating rate and resets quarterly at a benchmark rate plus 252 basis points. The margins on the 3-month LIBOR debentures range from 1.55% to 3.10%, while the margin on the 3-month EURIBOR debenture is 2.05%. The interest rate on the LIBOR-based subordinated debt will default to the last published or determined rate of LIBOR, and for Trust CS 2006-4, the Base Rate, defined as the greater of Prime and the federal funds rate, upon cessation of LIBOR and effectively converting these instruments to fixed rate, if not modified prior to June 30, 2023. The subordinated debt is all long-term, with maturities ranging from May 2031 to July 2037.
Credit Quality
Nonperforming Assets, Performing TDRs, and Classified Loans and Leases
The following table presents information on our nonperforming assets, performing TDRs, and classified loans and leases as of the dates indicated:
	December 31,
	2022	2021	2020
	(Dollars in thousands)
Nonaccrual loans and leases held for investment	$103,778	$61,174	$91,163
Accruing loans contractually past due 90 days or more	—	—	—
Foreclosed assets, net	5,022	12,843	14,027
Total nonperforming assets	$108,800	$74,017	$105,190

	December 31,
	2022	2021	2020
	(Dollars in thousands)
Performing TDRs held for investment	$7,141	$24,430	$14,254
Classified loans and leases held for investment	$118,271	$116,104	$265,262
Special mention loans and leases held for investment	$566,259	$391,611	$721,285
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.36%	0.27%	0.48%
Nonperforming assets to loans and leases held for investment and foreclosed assets, net	0.38%	0.32%	0.55%
Allowance for credit losses to nonaccrual loans and leases held for investment	281.20%	447.31%	475.80%
Classified loans and leases held for investment to loans and leases held for investment	0.41%	0.51%	1.39%
Special mention loans and leases held for investment to loans and leases held for investment	1.98%	1.71%	3.78%
Nonaccrual Loans and Leases Held for Investment
During 2022, nonaccrual loans and leases held for investment increased by $42.6 million to $103.8 million at December 31, 2022 due mainly to $136.6 million in additions, offset partially by principal payments and other reductions of $77.5 million, transfers to accrual status of $8.3 million, and charge-offs of $8.2 million. As of December 31, 2022, the Company's three largest loan relationships on nonaccrual status had an aggregate carrying value of $30.8 million and represented 30% of total nonaccrual loans and leases.
The following table presents our nonaccrual loans and leases held for investment and accruing loans and leases past due between 30 and 89 days by loan portfolio segment and class as of the dates indicated:
	December 31, 2022		December 31, 2021		Increase (Decrease)
	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due
	(In thousands)
Real estate mortgage:
Commercial	$42,509	$1,047	$27,540	$2,165	$14,969	$(1,118)
Residential	45,272	69,397	12,292	39,929	32,980	29,468
Total real estate mortgage	87,781	70,444	39,832	42,094	47,949	28,350
Real estate construction and land:
Commercial	—	—	—	—	—	—
Residential	10,621	26,257	4,715	5,031	5,906	21,226
Total real estate construction and land	10,621	26,257	4,715	5,031	5,906	21,226
Commercial:
Asset-based	865	—	1,464	—	(599)	—
Venture capital	—	—	2,799	—	(2,799)	—
Other commercial	4,345	385	11,950	630	(7,605)	(245)
Total commercial	5,210	385	16,213	630	(11,003)	(245)
Consumer	166	1,935	414	1,004	(248)	931
Total held for investment	$103,778	$99,021	$61,174	$48,759	$42,604	$50,262
During 2022, loans accruing and 30-89 days past due increased by $50.3 million to $99.0 million at December 31, 2022 due primarily to a $29.5 million increase in past due loans in the residential real estate mortgage loan portfolio class and a $21.2 million increase in the residential real estate construction and land portfolio class.

Foreclosed Assets
The following table presents foreclosed assets (primarily OREO) by property type as of the dates indicated:
	December 31,
Property Type	2022	2021	2020
	(In thousands)
Commercial real estate	$—	$12,594	$12,979
Construction and land development	—	—	219
Single-family residence	5,022	—	—
Total OREO, net	5,022	12,594	13,198
Other foreclosed assets	—	249	829
Total foreclosed assets	$5,022	$12,843	$14,027
During 2022, foreclosed assets decreased by $7.8 million to $5.0 million at December 31, 2022 due to sales of $15.8 million, offset partially by additions of $8.0 million. In the first quarter of 2022, we sold our largest foreclosed asset with a book value of $12.6 million, which resulted in a gain on sale of $3.2 million.
Performing TDRs Held for Investment
The following table presents our performing TDRs held for investment by loan portfolio segment as of the dates indicated:
	December 31,
	2022		2021		2020
Performing TDRs	Balance	Number of Loans	Balance	Number of Loans	Balance	Number of Loans
	(Dollars in thousands)
Real estate mortgage	$4,891	15	$6,204	18	$6,631	20
Real estate construction and land	1,402	1	1,428	1	1,451	1
Commercial	825	24	16,773	24	6,146	21
Consumer	23	1	25	1	26	1
Total performing TDRs held for investment	$7,141	41	$24,430	44	$14,254	43
During 2022, performing TDRs held for investment decreased by $17.3 million to $7.1 million at December 31, 2022 due primarily to principal payments and other reductions of $17.4 million.
Classified and Special Mention Loans and Leases Held for Investment
The following table presents the credit risk ratings of our loans and leases held for investment, net of deferred fees, as of the dates indicated:
	December 31,
Loan and Lease Credit Risk Ratings	2022	2021	2020
	(In thousands)
Pass	$27,924,599	$22,433,833	$18,096,830
Special mention	566,259	391,611	721,285
Classified	118,271	116,104	265,262
Total loans and leases held for investment, net of deferred fees	$28,609,129	$22,941,548	$19,083,377
Classified and special mention loans and leases fluctuate from period to period as a result of loan repayments and downgrades or upgrades from our ongoing active portfolio management.

The following table presents the classified and special mention credit risk rating categories for loans and leases held for investment, net of deferred fees, by loan portfolio segment and class and the related net changes as of the dates indicated:
	December 31, 2022		December 31, 2021		Increase (Decrease)
	Classified	Special Mention	Classified	Special Mention	Classified	Special Mention
	(In thousands)
Real estate mortgage:
Commercial	$43,737	$106,493	$62,206	$191,809	$(18,469)	$(85,316)
Residential	53,207	82,688	17,700	19,848	35,507	62,840
Total real estate mortgage	96,944	189,181	79,906	211,657	17,038	(22,476)
Real estate construction and land:
Commercial	—	91,334	—	67,727	—	23,607
Residential	10,961	80,860	4,715	1,720	6,246	79,140
Total real estate construction and land	10,961	172,194	4,715	69,447	6,246	102,747
Commercial:
Asset-based	865	56,836	4,591	78,305	(3,726)	(21,469)
Venture capital	2,753	127,907	4,794	14,833	(2,041)	113,074
Other commercial	6,473	13,233	21,659	15,528	(15,186)	(2,295)
Total commercial	10,091	197,976	31,044	108,666	(20,953)	89,310
Consumer	275	6,908	439	1,841	(164)	5,067
Total	$118,271	$566,259	$116,104	$391,611	$2,167	$174,648
During 2022, classified loans and leases increased by $2.2 million to $118.3 million at December 31, 2022 due mainly to increases of $35.5 million in residential real estate mortgage classified loans, offset partially by decreases of $18.5 million in commercial real estate mortgage classified loans and $15.2 million in other commercial classified loans.
During 2022, special mention loans and leases increased by $174.6 million to $566.3 million at December 31, 2022 due primarily to increases of $113.1 million in venture capital special mention loans, $79.1 million in residential real estate construction and land special mention loans, and $62.8 million in residential real estate mortgage special mention loans, offset partially by a decrease of $85.3 million in commercial real estate mortgage special mention loans.
Regulatory Matters
Capital
Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines that compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. At December 31, 2022, banks considered to be “well capitalized” must maintain a minimum Tier 1 leverage ratio of 5.00%, a minimum common equity Tier 1 risk-based capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, and a minimum total risk-based capital ratio of 10.00%.
Basel III currently requires all banking organizations to maintain a 2.50% capital conservation buffer above the minimum risk-based capital requirements to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the common equity Tier 1, Tier 1, and total capital ratio minimums inclusive of the capital conservation buffer were 7.00%, 8.50%, and 10.50%. At December 31, 2022, the Company and Bank were in compliance with the capital conservation buffer requirements.
The Company and Bank elected the CECL 5-year regulatory transition guidance for calculating regulatory capital ratios and the December 31, 2022 ratios include this election. This regulatory guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2022. This cumulative amount will then be phased out of regulatory capital over the next three years from 2023 to 2025. The add-back as of December 31, 2022 ranged from 0 basis points to 6 basis points for the capital ratios below.

The following tables present a comparison of our actual capital ratios to the minimum required ratios and well capitalized ratios as of the dates indicated:
		Minimum Required
December 31, 2022	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	8.61%	4.00%	N/A	N/A
CET1 capital ratio	8.70%	4.50%	7.00%	N/A
Tier 1 capital ratio	10.61%	6.00%	8.50%	N/A
Total capital ratio	13.61%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	8.39%	4.00%	N/A	5.00%
CET1 capital ratio	10.32%	4.50%	7.00%	6.50%
Tier 1 capital ratio	10.32%	6.00%	8.50%	8.00%
Total capital ratio	12.34%	8.00%	10.50%	10.00%
		Minimum Required
December 31, 2021	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	6.84%	4.00%	N/A	N/A
CET1 capital ratio	8.86%	4.50%	7.00%	N/A
Tier 1 capital ratio	9.32%	6.00%	8.50%	N/A
Total capital ratio	12.69%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	7.00%	4.00%	N/A	5.00%
CET1 capital ratio	9.56%	4.50%	7.00%	6.50%
Tier 1 capital ratio	9.56%	6.00%	8.50%	8.00%
Total capital ratio	11.80%	8.00%	10.50%	10.00%
The Company's consolidated Tier 1 leverage, Tier 1, and Total capital ratios increased during the year ended December 31, 2022 due mainly to net earnings, the $513.3 million Series A preferred stock issuance in June 2022, and the credit-linked notes issuance in September 2022, while the consolidated common equity Tier 1 capital ratio decreased due to risk-weighted assets growing at a higher percentage than Tier 1 capital and the exclusion of Series A preferred stock from this capital calculation. The Series A preferred stock net proceeds of $498.5 million and year-to-date net earnings of $423.6 million increased regulatory capital, offset partially by an increase in risk-weighted assets of $4.5 billion from $28.5 billion as of December 31, 2021 to $33.0 billion as of December 31, 2022, primarily as a result of the growth in loans and leases and unfunded loan commitments and $139.6 million of common and preferred dividends paid.
Subordinated Debt
We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. As of December 31, 2022, the carrying value of subordinated debt totaled $867.1 million. At December 31, 2022, $131.0 million of the trust preferred securities were included in the Company's Tier I capital and $721.9 million were included in Tier II capital. For a more detailed discussion of our subordinated debt, see “Item 1. Business - Supervision and Regulation - Capital Requirements.”
Dividends on Common and Preferred Stock and Interest on Subordinated Debt
See “Item 1. Business - Supervision and Regulation - Dividends and Share Repurchases” and Note 23. Dividend Availability and Regulatory Matters of the Notes to Consolidated Financial Statements contained in

“Item 8. Financial Statements and Supplementary Data” for discussions of factors affecting the availability of dividends and limitations on the ability to declare dividends. Interest payments made on subordinated debt are considered dividend payments under FRB regulations.
Dividends on Preferred Stock
The Company's ability to pay dividends on the Series A preferred stock depends on the ability of the Bank to pay dividends to the holding company. The ability of the Company and the Bank to pay dividends in the future is subject to bank regulatory requirements, including capital regulations and policies established by the FRB, the FDIC and the DFPI, as applicable. Dividends on the Series A preferred stock will not be declared, paid, or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable FRB capital adequacy regulations and policies.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
Stock Repurchase Programs
On February 15, 2022, PacWest's Board of Directors authorized a new Stock Repurchase Program, effective March 1, 2022, to repurchase shares of its common stock for an aggregate purchase price not to exceed $100 million with a program maturity date of February 28, 2023.
Liquidity
Liquidity Management
Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in the Company’s business operations or unanticipated events.
The ability to have readily available funds sufficient to repay fully maturing liabilities is primary importance to depositors, creditors, and regulators. The Company’s liquidity, represented by cash and due from banks; interest-earning deposits in financial institutions, net of restricted cash collateral accounts; unpledged available-for-sale securities; and unpledged held-to-maturity securities, is a result of the Company’s operating, investing, and financing activities and related cash flows. In order to ensure that funds are available when necessary, the Company regularly projects the amount of funds that will be required over a twelve-month period and it also strives to maintain relationships with a diversified customer base. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets.
The Company has a formal liquidity policy and, in the opinion of management, its liquid assets are considered adequate to meet cash flow needs for loan funding and deposit cash withdrawals in the short-term. At December 31, 2022, there was $6.2 billion in liquid assets, comprised of $212.3 million in cash and due from banks; $1.9 billion in interest-earning deposits in financial institutions, net of restricted cash collateral accounts; $3.7 billion in unpledged available-for-sale securities; and $416.4 million in unpledged held-to-maturity securities. At December 31, 2021, the Company maintained $14.2 billion in liquid assets, comprised of $112.5 million in cash and due from banks; $3.9 billion in interest-earning deposits in financial institutions, net of restricted cash collateral accounts; and $10.2 billion in unpledged available-for-sale securities.
The Company’s liquidity decreased by $8.0 billion during the year ended December 31, 2022, primarily due to the following two factors: (i) our liquidity at December 31, 2021 was higher than usual due to the $4.1 billion of liquidity acquired from the HOA Business acquisition in October 2021, and (ii) during 2022, liquid assets decreased due to the deployment of liquidity to fund loan growth of $5.7 billion and an outflow of venture banking deposits of $4.2 billion.
We also maintain available borrowing capacity under secured credit lines with the FHLB and the FRBSF, which we refer to as our secondary liquidity. As a member of the FHLB, the Bank had secured borrowing capacity with the FHLB of $5.8 billion at December 31, 2022, of which all but $1.3 billion was available on that date. The FHLB secured credit line was collateralized by a blanket lien on $7.0 billion of certain qualifying loans and $2.1 billion of securities. The Bank also had secured borrowing capacity with the FRBSF of $2.5 billion at December 31, 2022, all of which was available on that date. The FRBSF secured credit line was collateralized by liens on $3.1 billion of qualifying loans.
In addition to its secured lines of credit, the Bank also maintains unsecured lines of credit for the purpose of borrowing overnight funds, subject to availability, of $112.0 million with the FHLB and $180.0 million in the aggregate with several correspondent banks. As of December 31, 2022, there was $112.0 million balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2022, the Bank had borrowed $250.0 million through the AFX.
Additionally, we generate liquidity from cash flows from our loan and securities portfolios and from our large base of core deposits, defined as noninterest-bearing demand, interest checking, savings, and non-brokered money market accounts. At December 31, 2022, core deposits totaled $26.6 billion and represented 78% of the Company's total deposits. Core deposits are normally less volatile, often with customer relationships tied to other products offered by the Bank promoting long-standing relationships and stable funding sources. See “- Balance Sheet Analysis - Deposits” for additional information and detail of our core deposits.
Our deposit balances may decrease if customers withdraw funds from the Bank. In order to address the Bank’s liquidity risk from fluctuating deposit balances, the Bank maintains adequate levels of available liquidity on and off the balance sheet.
We use brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity management purposes. At December 31, 2022, brokered deposits totaled $4.9 billion, consisting primarily of $2.6 billion of non-maturity brokered accounts and $2.3 billion of brokered time deposits. At December 31, 2021, brokered deposits totaled $1.1 billion, consisting mainly of $0.9 billion of non-maturity brokered accounts and $195.7 million of brokered time deposits.
Holding Company Liquidity
PacWest acts a source of financial strength for the Bank which can also include being a source of liquidity. The primary sources of liquidity for the holding company include dividends from the Bank, intercompany tax payments from the Bank, and PacWest's ability to raise capital, issue subordinated debt, and secure outside borrowings. PacWest's ability to obtain funds for the payment of dividends to our stockholders, the repurchase of shares of common stock, and other cash requirements is largely dependent upon the Bank’s earnings. The Bank is subject to restrictions under certain federal and state laws and regulations that limit its ability to transfer funds to the holding company through intercompany loans, advances, or cash dividends. PacWest's ability to pay dividends is also subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debt. See “Item 1. Business - Supervision and Regulation - Dividends and Share Repurchases” and Note 23. Dividend Availability and Regulatory Matters of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” for discussions of factors affecting the availability of dividends and limitations on the ability to declare dividends.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company's Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. However, if dividends on the Series A preferred stock have not been declared or paid for the equivalent of six dividend payments, whether or not for consecutive dividend periods, holders of the outstanding shares of

Series A preferred stock, together with holders of any other series of the Company's preferred stock ranking equal with the Series A preferred stock with similar voting rights, will generally be entitled to vote for the election of two additional directors. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company's common stock.
At December 31, 2022, PacWest had $351.2 million in cash and cash equivalents, of which substantially all is on deposit at the Bank. We believe this amount of cash, along with anticipated future dividends from the Bank, will be sufficient to fund the holding company’s cash flow needs over the next 12 months.
Material Cash Requirements
Our material contractual obligations are primarily for time deposits, subordinated debt, commitments to contribute capital to investments in LIHTC partnerships, SBICs and CRA-related loan pools, and operating lease obligations. At December 31, 2022, time deposits totaled $4.7 billion, of which $4.1 billion was due within one year. Gross subordinated debt totaled $939.4 million, all of which was due after five years. Our liability to contribute capital to LIHTC partnerships was $188.1 million and our commitment to contribute capital to SBICs and CRA-related loan pools was $76.9 million for a combined total of $264.9 million, of which $114.8 million was due within one year. Our operating lease obligation for leased facilities totaled $151.0 million, of which $37.1 million was due within one year. For further information regarding these items, see Note 11. Deposits, Note 12. Borrowings and Subordinated Debt, Note 9. Other Assets, Note 14. Commitments and Contingencies, and Note 10. Leases of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
We believe that we will be able to meet our contractual obligations as they come due through the maintenance of adequate liquidity levels. We expect to maintain adequate liquidity levels through profitability, loan and lease payoffs, securities repayments and maturities, and continued deposit gathering activities. We also have in place various borrowing mechanisms for both short-term and long-term liquidity needs.
Our obligations also include off-balance sheet arrangements consisting of loan commitments, of which only a portion is expected to be funded, and standby letters of credit. At December 31, 2022, our loan commitments and standby letters of credit were $11.1 billion and $320.9 million, respectively. The loan commitments, a portion of which will eventually result in funded loans, increase our profitability through net interest income when drawn and unused commitment fees prior to being drawn. We manage our overall liquidity taking into consideration funded and unfunded commitments as a percentage of our liquidity sources. Our liquidity sources, as described in “- Liquidity - Liquidity Management,” have been and are expected to be sufficient to meet the cash requirements of our lending activities. For further information on loan commitments, see Note 14. Commitments and Contingencies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data.”
Recent Accounting Pronouncements
See Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” for information on recent accounting pronouncements and their expected impact, if any, on our consolidated financial statements.
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Market Risk - Foreign Currency Exchange
We enter into foreign exchange contracts with our clients and counterparty banks primarily for the purpose of offsetting or hedging clients' foreign currency exposures arising out of commercial transactions, and we enter into cross currency swaps and foreign exchange forward contracts to hedge exposures to loans and debt instruments denominated in foreign currencies. We have experienced and will continue to experience fluctuations in our net earnings as a result of transaction gains or losses related to revaluing certain asset and liability balances that are denominated in currencies other than the U.S. Dollar and the derivatives that hedge those exposures. As of December 31, 2022, the U.S. Dollar notional amounts of subordinated debt payable denominated in foreign currencies were $27.6 million, and the U.S. Dollar notional amounts of derivatives outstanding to hedge these foreign currency exposures were $28.5 million. We recognized foreign currency translation net gains of $2.0 million, $296,000, and $3,000 for the years ended December 31, 2022, 2021, and 2020, respectively.
Asset/Liability Management and Interest Rate Sensitivity
Interest Rate Risk
We measure our IRR position on a monthly basis using two methods: (i) NII simulation analysis; and (ii) MVE modeling. The Executive ALM Committee and the Board Finance Committee review the results of these analyses quarterly. If hypothetical changes to interest rates cause changes to our simulated net present value of equity and/or net interest income outside our pre-established limits, we may adjust our asset and liability mix in an effort to bring our interest rate risk exposure within our established limits.
We evaluated the results of our NII simulation model and MVE model prepared as of December 31, 2022, the results of which are presented below. Our NII simulation and MVE model indicate that our balance sheet is substantially neutral. A neutral IRR profile would suggest that a sudden sustained rate increase or decrease would not result in a material change in our estimated NII and MVE.
Net Interest Income Simulation
We used a NII simulation model to measure the estimated changes in NII that would result over the next 12 months from immediate and sustained changes in interest rates as of December 31, 2022. This model is an interest rate risk management tool and the results are not necessarily an indication of our future net interest income. This model has inherent limitations and these results are based on a given set of rate changes and assumptions at one point in time. We have assumed no growth or changes in the product mix of either our total interest-sensitive assets or liabilities over the next 12 months, therefore the results reflect an interest rate shock to a static balance sheet.
This analysis calculates the difference between NII forecasted using both increasing and decreasing interest rate scenarios using the forward yield curve at December 31, 2022. In order to arrive at the base case, we extend our balance sheet at December 31, 2022 one year and reprice any assets and liabilities that would contractually reprice or mature during that period using the products’ pricing as of December 31, 2022. Based on such repricing, we calculate an estimated NII and NIM for each rate scenario.
The NII simulation model is dependent upon numerous assumptions. For example, the majority of our loans are variable rate that are assumed to reprice in accordance with their contractual terms. Some loans and investment securities include the opportunity of prepayment (embedded options) and the simulation model uses prepayment assumptions to estimate these accelerated cash flows and reinvest these proceeds at current simulated yields. Our interest-bearing deposits reprice at our discretion and are assumed to reprice at a rate less than the change in market rates. The 12 month NII simulation model as of December 31, 2022 assumes interest-bearing deposits reprice at 54% and total deposits reprice at 36% of the change in market rates in a rising interest rate scenario, depending on the amount of the rate change (this is commonly referred to as the “deposit beta”). The effects of certain balance sheet attributes, such as fixed-rate loans, interest rate floors on variable-rate loans, and the volume of noninterest-bearing deposits as a percentage of earning assets, impact our assumptions and consequently the results of our NII simulation model. Additionally, we assume that all market interest rates have an interest rate floor of 0%. Changes that could vary significantly from our assumptions include loan and deposit growth or contraction, loan and deposit pricing, changes in the mix of earning assets or funding sources, and future asset/liability management decisions, all of which may have significant effects on our net interest income.

The following table presents forecasted net interest income and net interest margin for the next 12 months using the static balance sheet as of December 31, 2022 and forward yield curve as of December 31, 2022 (which presumes two interest rate hikes in 2023) as the base scenario, with immediate and sustained parallel upward and downward movements in interest rates of 100, 200, and 300 basis points as of the date indicated:
December 31, 2022	Forecasted Net Interest Income (Tax Equivalent)	Percentage Change From Base	Forecasted Net Interest Margin (Tax Equivalent)	Forecasted Net Interest Margin Change From Base
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$1,292.5	1.3%	3.25%	0.04%
Up 200 basis points	$1,286.0	0.8%	3.24%	0.03%
Up 100 basis points	$1,278.0	0.2%	3.22%	0.01%
BASE CASE	$1,275.3	—	3.21%
Down 100 basis points	$1,284.1	0.7%	3.23%	0.02%
Down 200 basis points	$1,291.3	1.3%	3.25%	0.04%
Down 300 basis points	$1,296.3	1.6%	3.27%	0.06%
During 2022, total base case year 1 tax equivalent NII increased by $91.9 million or 8% to $1.3 billion at December 31, 2022 compared to December 31, 2021, and the base case tax equivalent NIM increased to 3.21% at December 31, 2022 from 3.17% at December 31, 2021. The increase in year 1 NII and tax equivalent NIM compared to the December 31, 2021 forecasted NII and NIM was attributable to the increased average balance of interest-earning assets resulting from the increase in loans and leases, net of the decreases in average interest-earning deposits in financial institutions and average investment securities, the impact of actual rate hikes, and the impact of the increase in the implied forward yield curve, offset partially by the shift in funding mix from the increase in brokered deposits and borrowings and the decrease in noninterest-bearing deposits. The implied forward yield curve for December 31, 2021 included three 25 basis points rate hikes over a 12-month horizon to a Fed target rate of 1.00%, while the implied forward yield curve for December 31, 2022 included two 25 basis points rate hikes over a 12-month horizon to a Fed target rate of 5.00%.
In addition to parallel interest rate shock scenarios, we also model various alternative rate vectors. The most favorable alternate rate vector that we model is the “Gradual Decrease” scenario, which applies a parallel ramped increase to the yield curve over an 18 month horizon. In the “Gradual Decrease” scenario, Year 1 tax equivalent NII decreases by 0.18%. The most unfavorable alternate rate vector that we model is the “Gradual Increase” scenario, in which rates decrease over an 18 month ramped horizon, with short term rates falling more than longer term rates. In the “Gradual Increase” scenario, Year 1 tax equivalent NII decreases by 1.23%.
At December 31, 2022, we had $28.8 billion of total gross loans that included $12.0 billion with variable interest rate terms (excluding hybrid loans discussed below). Of the variable interest rate loans, $10.82 billion, or 90%, contained interest rate floor provisions, which included $10.77 billion of loans that were at or above their floors and only $43.2 million of loans below their floors.
At December 31, 2022, we also had $6.1 billion of variable-rate hybrid loans that do not immediately reprice because the loans contain an initial fixed rate period before they become variable. The cumulative amounts of hybrid loans that would switch from being fixed rate to variable rate because the initial fixed-rate term would expire were approximately $163.0 million, $444.9 million, and $972.8 million in the next one, two, and three years.
LIBOR is expected to be phased out in 2023, as such the Company stopped originations of LIBOR-indexed loans effective December 31, 2021. The business processes impacted relate primarily to our variable-rate loans and our subordinated debt, both of which are indexed to LIBOR. For further information see Item 7A. Risk Factors.
Market Value of Equity
We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities, and off-balance sheet items, defined as the market value of equity, using our MVE model. This simulation model assesses the changes in the market value of our interest-sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease in market interest rates of 100, 200, and 300 basis points. This analysis assigns significant value to our noninterest-bearing deposit balances. The projections include various assumptions regarding cash flows and interest rates and are by their nature forward-looking and inherently uncertain.
The MVE model is an interest rate risk management tool and the results are not necessarily an indication of our actual future results. Actual results may vary significantly from the results suggested by the market value of equity table. Loan prepayments and deposit attrition, changes in the mix of our earning assets or funding sources, and future asset/liability management decisions, among others, may vary significantly from our assumptions. The base case is determined by applying various current market discount rates to the estimated cash flows from the different types of assets, liabilities, and off-balance sheet items existing at December 31, 2022.
The following table shows the projected change in the market value of equity for the rate scenarios presented as of the date indicated:
December 31, 2022	Projected Market Value of Equity	Dollar Change From Base	Percentage Change From Base	Percentage of Total Assets	Ratio of Projected Market Value to Book Value
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$8,300.5	$(194.0)	(2.3)%	20.1%	210.1%
Up 200 basis points	$8,416.6	$(77.9)	(0.9)%	20.4%	213.1%
Up 100 basis points	$8,481.5	$(13.1)	(0.2)%	20.6%	214.7%
BASE CASE	$8,494.5	$—	—	20.6%	215.0%
Down 100 basis points	$8,478.1	$(16.5)	(0.2)%	20.6%	214.6%
Down 200 basis points	$8,457.9	$(36.6)	(0.4)%	20.5%	214.1%
Down 300 basis points	$8,397.3	$(97.3)	(1.1)%	20.4%	212.6%
During 2022, total base case projected market value of equity decreased by $177.3 million to $8.5 billion at December 31, 2022. This decrease in base case projected MVE was due primarily to: (1) a $2.50 billion decrease in the mark-to-market adjustment for loans and leases; (2) a $157.2 million decrease in the mark-to-market adjustment for investment securities held-to-maturity; and (3) a $49.1 million decrease in the book value of stockholders' equity; offset partially by (4) a $2.53 billion decrease in the mark-to-market adjustment for total deposits, borrowings, and subordinated debt. The decrease in the book value of stockholders' equity was due mainly to a $856.9 million decline in accumulated other comprehensive income and $120.3 million of common stock cash dividends paid, offset partially by the $498.5 million net proceeds from issuance of Series A preferred stock and $423.6 million of net earnings.
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
The management of PacWest Bancorp, including its consolidated subsidiaries, is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control system was designed to provide reasonable assurance to the Company’s management and Board of Directors regarding the preparation and fair presentation of published financial statements in accordance with U.S. generally accepted accounting principles. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.
Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to see that information and communication flows are effective and to monitor performance, including performance of internal control procedures.
As of December 31, 2022, PacWest Bancorp management assessed the effectiveness of the Company’s internal control over financial reporting based on the framework established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management has determined that the Company’s internal control over financial reporting as of December 31, 2022, is effective.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements should they occur. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the control procedures may deteriorate.
KPMG LLP, the independent registered public accounting firm that audited the Company’s consolidated financial statements included in this Annual Report on Form 10-K, has issued a report on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022. The report, which expresses an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2022, is included in this Item under the heading “Report of Independent Registered Public Accounting Firm.”

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors
PacWest Bancorp:
Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting
We have audited the accompanying consolidated balance sheets of PacWest Bancorp and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
Basis for Opinions
The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.
Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Assessment of the allowance for credit losses for loans and leases collectively evaluated
As discussed in Note 1 to the consolidated financial statements, the Company’s allowance for credit losses for loans and leases collectively evaluated is the combination of an allowance for loan and lease losses collectively evaluated (reserve on pooled loans and leases) and the reserve for unfunded loan commitments (collective ACL). As discussed in Note 5 to the consolidated financial statements, the Company’s total allowance for credit losses as of December 31, 2022 was $291.8 million, of which $288.5 million related to the collective ACL. The collective ACL is measured with the current expected credit loss (CECL) approach for financial instruments measured at amortized cost and other commitments to extend credit which share similar risk characteristics and reflects losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical loss experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. The Company’s CECL methodology for the reserve on pooled loans and leases component includes both quantitative and qualitative loss factors which are applied to the population of loans and leases and assessed at a pool level. The Company estimates the probability of default (PD) during the reasonable and supportable period using econometric regression models developed to correlate macroeconomic variables to historical credit performance for pooled loans, excluding pools that have insignificant current balances and/or insignificant historical losses and purchased single-family residential mortgage loans. The loans and unfunded commitments are grouped into loss given default (LGD) pools based on portfolio classes that share similar collateral risk characteristics. LGD rates are computed based on the net charge-offs recognized divided by the exposure at default (EAD) of defaulted loans. The Company estimates the reserve for unfunded loan commitments using the same PD, LGD, and prepayment rates as used for the reserve on pooled loans and leases. The reserve for unfunded loan commitments is computed using expected future utilization rates of the unfunded commitments during the contractual life of the commitments based on historical usage of unfunded commitments by loan pool. For the reasonable and supportable forecast period, future macroeconomic events and circumstances are estimated using a single economic forecast scenario or weighting of multiple scenarios that is consistent with the Company’s current expectations for the loan pools. The EAD is multiplied by the PD and LGD rates to calculate expected losses through the end of the forecast period. The Company then reverts on a straight-line basis from the PD, LGD, and prepayment rates used during the reasonable and supportable period to the Company’s historical PD, LGD, and prepayment experience. For the purchased single-family residential mortgage loans, a third-party model for estimating prepayment, PD, and LGD based on forecasted economic conditions and historical residential mortgage loan performance is applied. The qualitative portion of the reserve on pooled loans and leases represents the Company’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative reserve, including consideration of idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors to ensure the collective ACL reflects the Company’s best estimate of current expected credit losses.
We identified the assessment of the collective ACL as a critical audit matter. A high degree of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in the assessment. Specifically, the assessment encompassed the evaluation of the collective ACL methodology, including the methods and models used to estimate the PD, LGD, prepayments and their significant assumptions, including the pooling of loans and leases which share similar risk characteristics, the selection and weighting of economic forecasts and macroeconomic events and circumstances, the reasonable and supportable forecast period, the reversion to the Company’s historical PD, LGD, and prepayment experience for the remaining contractual life of the loans and leases, internal risk ratings for commercial loans, and the qualitative loss factors and their significant assumptions, including the idiosyncratic risk factors. The assessment included an evaluation of the conceptual soundness of the PD, LGD, and prepayment models. The assessment also encompassed the determination of expected future utilization rates on unfunded loan commitments utilized in the reserve for unfunded loan commitments. In addition, auditor judgment was required to evaluate the sufficiency of audit evidence obtained.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s measurement of the collective ACL estimate, including controls over the:
•	development and approval of the collective ACL methodology
•	development of the PD, LGD, and prepayment models
•	identification and determination of the significant assumptions used in the PD, LGD, and prepayment models used to calculate the collective ACL
•	development of the qualitative loss factors, including the significant assumptions used in the measurement of the qualitative factors
•	development of the expected future utilization rates of unfunded loan commitments
•	analysis of the collective ACL results, trends, and ratios.
We evaluated the Company’s process to develop the collective ACL estimate by testing certain sources of data, factors, and assumptions that the Company used, and considered the relevance and reliability of such data, factors, and assumptions. In addition, we involved credit risk professionals with specialized skills and knowledge, who assisted in the following:
•	evaluating the collective ACL methodology for compliance with U.S. generally accepted accounting principles
•
evaluating judgments made by the Company relative to the development and performance of the PD, LGD, and prepayment models by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

•	assessing the conceptual soundness and performance of the PD, LGD, and prepayment models by inspecting the model documentation to determine whether the models are suitable for their intended use
•
evaluating the selection and weightings of the economic forecasts and underlying assumptions by comparing them to relevant Company-specific metrics and trends and the applicable industry and regulatory practices

•	evaluating the economic forecasts and macroeconomic events and circumstances through comparison to publicly available forecasts
•	evaluating the length of the historical observation period, reasonable and supportable forecast period, and reversion period by comparing them to specific portfolio risk characteristics and trends
•	determining whether the loan and lease portfolio is pooled by similar risk characteristics by comparing to the Company’s business environment and relevant industry practices
•
evaluating individual internal risk ratings for a selection of commercial loans by evaluating the financial performance of the borrower, sources of repayment, and any relevant guarantees or underlying collateral

•
evaluating the methodology used to develop the qualitative loss factors and their significant assumptions, and the effect of those factors on the collective ACL compared with relevant credit risk factors and consistency with credit trends and identified limitations of the underlying quantitative models

•	evaluating the methodology of the expected future utilization rates of unfunded loan commitments by comparing them to relevant Company-specific metrics and trends.
We also assessed the sufficiency of the audit evidence obtained related to the Company’s collective ACL by evaluating the:
•	cumulative results of the audit procedures
•	qualitative aspects of the Company’s accounting practices
•	potential bias in the accounting estimate.
/s/ KPMG LLP
We have served as the Company's auditor since 1982.

Irvine, California
February 27, 2023

PACWEST BANCORP AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
	December 31,
	2022	2021
	(Dollars in thousands, except par value amounts)
ASSETS:
Cash and due from banks	$212,273	$112,548
Interest-earning deposits in financial institutions	2,027,949	3,944,686
Total cash and cash equivalents	2,240,222	4,057,234
Securities available-for-sale, at fair value	4,843,487	10,694,458
Securities held-to-maturity, at amortized cost, net of allowance for credit losses	2,269,135	—
Federal Home Loan Bank stock, at cost	34,290	17,250
Total investment securities	7,146,912	10,711,708
Loans held for sale	65,076	—
Gross loans and leases held for investment	28,726,016	23,026,308
Deferred fees, net	(116,887)	(84,760)
Allowance for loan and lease losses	(200,732)	(200,564)
Total loans and leases held for investment, net	28,408,397	22,740,984
Equipment leased to others under operating leases	404,245	339,150
Premises and equipment, net	54,315	46,740
Foreclosed assets, net	5,022	12,843
Goodwill	1,376,736	1,405,736
Core deposit and customer relationship intangibles, net	31,381	44,957
Other assets	1,496,630	1,083,992
Total assets	$41,228,936	$40,443,344

LIABILITIES:
Noninterest-bearing deposits	$11,212,357	$14,543,133
Interest-bearing deposits	22,723,977	20,454,624
Total deposits	33,936,334	34,997,757
Borrowings (including $132,030 at fair value)	1,764,030	—
Subordinated debt	867,087	863,283
Accrued interest payable and other liabilities	710,954	582,674
Total liabilities	37,278,405	36,443,714

Commitments and contingencies

STOCKHOLDERS' EQUITY:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; 513,250 Series A shares, $1,000 per share liquidation preference, issued and outstanding at December 31, 2022)	498,516	—
Common stock ($0.01 par value, 200,000,000 shares authorized at December 31, 2022 and 2021, 123,000,557 and 122,105,853 shares issued, respectively, includes 2,405,878 and 2,312,080 shares of unvested restricted stock, respectively)	1,230	1,221
Additional paid-in capital	2,927,903	3,013,399
Retained earnings	1,420,624	1,016,350
Treasury stock, at cost (2,778,500 and 2,520,999 shares at December 31, 2022 and 2021)	(106,839)	(97,308)
Accumulated other comprehensive (loss) income, net	(790,903)	65,968
Total stockholders' equity	3,950,531	3,999,630
Total liabilities and stockholders' equity	$41,228,936	$40,443,344
See accompanying Notes to Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
	Year Ended December 31,
	2022	2021	2020
	(In thousands, except per share amounts)
Interest income:
Loans and leases	$1,312,580	$996,457	$993,138
Investment securities	209,751	153,468	106,770
Deposits in financial institutions	34,158	8,804	3,583
Total interest income	1,556,489	1,158,729	1,103,491
Interest expense:
Deposits	200,449	27,808	59,663
Borrowings	25,645	623	8,161
Subordinated debt	39,633	26,474	21,109
Total interest expense	265,727	54,905	88,933
Net interest income	1,290,762	1,103,824	1,014,558
Provision for credit losses	24,500	(162,000)	339,000
Net interest income after provision for credit losses	1,266,262	1,265,824	675,558
Noninterest income:
Other commissions and fees	43,635	42,287	40,347
Leased equipment income	50,586	45,746	43,628
Service charges on deposit accounts	13,991	13,269	10,351
Gain on sale of loans and leases	518	1,733	2,139
(Loss) gain on sale of securities	(50,321)	1,615	13,171
Dividends and (losses) gains on equity investments	(3,389)	23,115	14,984
Warrant income	2,490	49,341	10,609
Other income	17,317	16,821	10,831
Total noninterest income	74,827	193,927	146,060
Noninterest expense:
Compensation	406,839	368,450	271,494
Occupancy	60,964	58,422	57,555
Leased equipment depreciation	35,658	35,755	28,865
Data processing	38,177	30,277	26,779
Insurance and assessments	25,486	17,365	22,625
Other professional services	30,278	21,492	19,917
Customer related expense	55,273	20,504	17,532
Intangible asset amortization	13,576	12,734	14,753
Loan expense	24,572	17,031	13,454
Acquisition, integration and reorganization costs	5,703	9,415	1,060
Foreclosed assets income, net	(3,737)	(213)	(17)
Goodwill impairment	29,000	—	1,470,000
Other expense	51,732	46,185	40,002
Total noninterest expense	773,521	637,417	1,984,019
Earnings (loss) before income taxes	567,568	822,334	(1,162,401)
Income tax expense	143,955	215,375	75,173
Net earnings (loss)	423,613	606,959	(1,237,574)
Preferred stock dividends	19,339	—	—
Net earnings (loss) available to common stockholders	$404,274	$606,959	$(1,237,574)

Earnings (loss) per share:
Basic	$3.37	$5.10	$(10.61)
Diluted	$3.37	$5.10	$(10.61)
See accompanying Notes to Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Net earnings (loss)	$423,613	$606,959	$(1,237,574)
Other comprehensive income (loss), net of tax:
Unrealized net holding (losses) gains on securities available-for-sale arising during the year	(952,391)	(146,066)	142,696
Income tax benefit (expense) related to net unrealized holding gains (losses) arising during the year	262,049	40,677	(39,335)
Unrealized net holding (losses) gains on securities available-for-sale, net of tax	(690,342)	(105,389)	103,361
Reclassification adjustment for net losses (gains) included in net earnings(1)	50,321	(1,615)	(13,171)
Income tax (benefit) expense related to reclassification adjustment	(12,397)	449	3,675
Reclassification adjustment for net losses (gains) included in net earnings, net of tax	37,924	(1,166)	(9,496)
Unrealized net loss on securities transferred from available-for-sale to held-to-maturity	(218,326)	—	—
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	18,191	—	—
Income tax benefit related to amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	(4,318)	—	—
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity, net of tax	13,873	—	—
Other comprehensive income (loss), net of tax	(856,871)	(106,555)	93,865
Comprehensive income (loss)	$(433,258)	$500,404	$(1,143,709)
(1)	Entire amount recognized in “(Loss) gain on sale of securities” on the Consolidated Statements of Earnings (Loss).
See accompanying Notes to Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
	Preferred Stock(1)	Common Stock			Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
		Shares	Par Value	Additional Paid-in Capital
	(In thousands, except per share amount)
Balance, December 31, 2019	$—	119,781,605	$1,219	$3,306,006	$1,652,248	$(83,434)	$78,658	$4,954,697
Cumulative effect of change in accounting principle(2)	—	—	—	—	(5,283)	—	—	(5,283)
Net loss	—	—	—	—	(1,237,574)	—	—	(1,237,574)
Other comprehensive income, net of tax	—	—	—	—	—	—	93,865	93,865
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	800,537	8	24,355	—	—	—	24,363
Restricted stock surrendered	—	(213,578)				(5,369)		(5,369)
Common stock repurchased under Stock Repurchase Program	—	(1,953,711)	(20)	(69,980)	—	—	—	(70,000)
Cash dividends paid:
Common stock, $1.35/share	—	—	—	(159,748)	—	—	—	(159,748)
Balance, December 31, 2020	—	118,414,853	1,207	3,100,633	409,391	(88,803)	172,523	3,594,951
Net earnings	—	—	—	—	606,959	—	—	606,959
Other comprehensive loss, net of tax	—	—	—	—	—	—	(106,555)	(106,555)
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	1,369,019	14	32,209	—	—	—	32,223
Restricted stock surrendered	—	(199,018)	—	—	—	(8,505)	—	(8,505)
Cash dividends paid:
Common stock, $1.00/share	—	—	—	(119,443)	—	—	—	(119,443)
Balance, December 31, 2021	—	119,584,854	1,221	3,013,399	1,016,350	(97,308)	65,968	3,999,630
Net earnings	—	—	—	—	423,613	—	—	423,613
Other comprehensive loss, net of tax	—	—	—	—	—	—	(856,871)	(856,871)
Issuance of preferred stock, net of offering costs	498,516	—	—	—	—	—	—	498,516
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	894,704	9	34,760	—	—	—	34,769
Restricted stock surrendered	—	(257,501)	—	—	—	(9,531)	—	(9,531)
Cash dividends paid:
Preferred stock, $0.94/share	—	—	—	—	(19,339)	—	—	(19,339)
Common stock, $1.00/share	—	—	—	(120,256)	—	—	—	(120,256)
Balance, December 31, 2022	$498,516	120,222,057	$1,230	$2,927,903	$1,420,624	$(106,839)	$(790,903)	$3,950,531
(1)	There were 513,250 shares of Series A preferred stock issued during the 2nd quarter of 2022 that remained outstanding at December 31, 2022.
(2)
Impact due to adoption on January 1, 2020 of ASU 2016-13, “Financial Instruments - Credit Losses (ASC 326): Measurement of Credit Losses on Financial Instruments,” and the related amendments, commonly referred to as CECL.

See accompanying Notes to Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$423,613	$606,959	$(1,237,574)
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Goodwill impairment	29,000	—	1,470,000
Depreciation and amortization	53,595	52,195	44,839
Amortization of net premiums on investment securities	52,749	44,197	16,311
Amortization of intangible assets	13,576	12,734	14,753
Amortization of operating lease ROU assets	30,228	30,406	29,432
Provision for credit losses	24,500	(162,000)	339,000
Gain on sale of foreclosed assets, net	(3,470)	(406)	(495)
Provision for losses on foreclosed assets	29	14	267
Gain on sale of loans and leases, net	(518)	(1,733)	(2,139)
Loss on sale of premises and equipment	104	74	346
Loss (gain) on sale of securities, net	50,321	(1,615)	(13,171)
Gain on BOLI death benefits	—	(491)	—
Unrealized (gain) loss on derivatives, foreign currencies, and credit-linked notes, net	(1,089)	(1,134)	66
Earned stock compensation	34,769	32,223	24,363
Increase in other assets	(83,666)	(97,181)	(105,749)
Increase (decrease) in accrued interest payable and other liabilities	78,231	(11,286)	(96,376)
Net cash provided by operating activities	701,972	502,956	483,873
Cash flows from investing activities:
Cash acquired in acquisitions, net of cash consideration paid	—	3,757,122	—
Net increase in loans and leases	(5,816,608)	(3,925,829)	(463,643)
Proceeds from sales of loans and leases	72,214	144,550	128,138
Proceeds from maturities and paydowns of securities available-for-sale	658,719	847,472	439,473
Proceeds from sales of securities available-for-sale	2,013,094	367,348	173,425
Purchases of securities available-for-sale	(380,251)	(6,863,950)	(1,924,917)
Proceeds from maturities and paydowns of securities held-to-maturity	851	—	—
Net (purchases) redemptions of Federal Home Loan Bank stock	(17,040)	—	23,674
Proceeds from sales of foreclosed assets	19,247	2,638	1,396
Purchases of premises and equipment, net	(20,128)	(17,262)	(12,529)
Proceeds from sales of premises and equipment	11	95	8
Proceeds from BOLI death benefits	555	4,143	761
Net increase in equipment leased to others under operating leases	(100,734)	(30,786)	(46,765)
Net cash used in investing activities	(3,570,070)	(5,714,459)	(1,680,979)
See accompanying Notes to Consolidated Financial Statements.

	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Cash flows from financing activities:
Net (decrease) increase in noninterest-bearing deposits	(3,330,776)	3,726,157	1,952,116
Net increase in interest-bearing deposits	2,269,353	2,170,769	3,757,152
Net increase (decrease) in borrowings	1,763,119	(55,210)	(1,754,008)
Net proceeds from subordinated notes offering	—	394,308	—
Net proceeds from preferred stock offering	498,516	—	—
Common stock repurchased and restricted stock surrendered	(9,531)	(8,505)	(75,369)
Preferred stock dividends paid	(19,339)	—	—
Common stock dividends paid	(120,256)	(119,443)	(159,748)
Net cash provided by financing activities	1,051,086	6,108,076	3,720,143
Net (decrease) increase in cash and cash equivalents	(1,817,012)	896,573	2,523,037
Cash and cash equivalents, beginning of year	4,057,234	3,160,661	637,624
Cash and cash equivalents, end of year	$2,240,222	$4,057,234	$3,160,661
Supplemental disclosures of cash flow information:
Cash paid for interest	$238,377	$53,446	$99,605
Cash paid for income taxes	97,254	136,015	114,235
Loans transferred to foreclosed assets	7,985	1,062	14,755
Transfers from loans held for investment to loans held for sale	76,253	25,554	—
Transfer of securities available-for-sale to held-to-maturity	2,260,407	—	—

Effective February 1, 2021, the Company acquired Civic in a transaction summarized as follows:
Fair value of assets acquired		$307,997
Cash paid		(160,420)
Liabilities assumed		$147,577

Effective October 8, 2021, the Company acquired the HOA Business in a transaction summarized as follows:
Fair value of assets acquired		$4,362,893
Cash paid		(237,798)
Liabilities assumed		$ 4,125,095
See accompanying Notes to Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 1. NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities, and fees received in connection with deposit services, extending credit and other services offered, including treasury management and investment management services. Our major operating expenses are interest paid by the Bank on deposits and borrowings, compensation, occupancy, and general operating expenses.
(a) Accounting Standards Adopted in 2022
Effective January 1, 2022, the Company partially adopted ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326),” specifically the amendment related to the vintage disclosures, which requires creditors that are public entities to disclose current-period gross charge-offs by year of origination for financing receivables and net investments in leases within the scope of ASC 326-20, “Financial Instruments - Credit Losses - Measured at Amortized Cost.” The amendment also eliminates the disclosure of gross recoveries by year of origination previously presented in Example 15 in ASC 326-20-50-79, since it is not required under the guidance in ASC 326-20-50-6. The Company updated the vintage table disclosure in Note 5. Loans and Leases to present only current-period gross charge-offs by year of origination. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.
(b) Basis of Presentation
The accounting and reporting policies of the Company are in accordance with U.S. generally accepted accounting principles, which we may refer to as U.S. GAAP. In the opinion of management, all significant intercompany accounts and transactions have been eliminated and adjustments, consisting solely of normal recurring accruals and considered necessary for the fair presentation of financial statements have been included.
(c) Use of Estimates
The Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates. Material estimates subject to change in the near term include, among other items, the allowance for credit losses (the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments), the carrying value of goodwill and other intangible assets, and the realization of deferred tax assets. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.
(d) Reclassifications
None.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(e) Cash and Cash Equivalents
For purposes of the consolidated statements of cash flows, cash and cash equivalents consist of: (1) cash and due from banks, (2) interest-earning deposits in financial institutions, and (3) securities purchased under resale agreements. Interest-earning deposits in financial institutions represent mostly cash held at the FRBSF, the majority of which is immediately available.
(f) Investment in Debt Securities
We determine the classification of securities at the time of purchase. If we have the intent and the ability at the time of purchase to hold securities until maturity, they are classified as held-to-maturity and stated at amortized cost. Securities to be held for indefinite periods of time, but not necessarily to be held-to-maturity or on a long-term basis, are classified as available-for-sale and carried at estimated fair value, with unrealized gains or losses reported as a separate component of stockholders’ equity in accumulated other comprehensive income (loss), net of applicable income taxes. Securities available-for-sale include securities that management intends to use as part of its asset/liability management strategy and that may be sold in response to changes in interest rates, prepayment risk, and other related factors. Securities are individually evaluated for appropriate classification when acquired. As a result, similar types of securities may be classified differently depending on factors existing at the time of purchase.
The carrying values of all securities are adjusted for amortization of premiums and accretion of discounts using the interest method. Premiums on callable securities are amortized to the earliest call date. Realized gains or losses on the sale of securities, if any, are determined using the amortized cost of the specific securities sold. Such gains or losses are included in “Gain on sale of securities” on the consolidated statements of earnings (loss).
Available-for-sale debt securities. Debt securities available-for-sale are measured at fair value and are subject to impairment testing. A security is impaired if the fair value of the security is less than its amortized cost basis. When an available-for-sale debt security is considered impaired, the Company must determine if the decline in fair value has resulted from a credit-related loss or other factors and then, (1) recognize an allowance for credit losses by a charge to earnings for the credit-related component (if any) of the decline in fair value, and (2) recognize in other comprehensive income (loss) any non-credit related components (if any) of the fair value decline. If the amount of the amortized cost basis expected to be recovered increases in a future period, the valuation allowance would be reduced, but not more than the amount of the current existing allowance for that security.
Transfer between categories of debt securities. Upon transfer of a debt security from the available-for-sale category to the held-to-maturity category, the security's new amortized cost is reset to fair value, reduced by any previous write-offs but excluding any allowance for credit losses. Any associated unrealized gains or losses on such investments as of the date of transfer become part of the security's amortized cost and are subsequently amortized or accreted into interest income over the remaining life of the securities as effective yield adjustments using the interest method. In addition, the related unrealized gains and losses included in accumulated other comprehensive income on the date of transfer are also subsequently amortized or accreted into interest income over the remaining life of the securities as effective yield adjustments using the interest method. For transfers of securities from the available-for-sale category to the held-to-maturity category, any allowance for credit losses that was previously recorded under the available-for-sale model is reversed and an allowance for credit losses is subsequently recorded under the held-to-maturity debt security model. The reversal and re-establishment of the allowance for credit losses are recorded in the “Provisions for credit losses” on the Company's consolidated statements of earnings (loss).
Held-to-maturity debt securities. Debt securities that the Company has the intent and ability to hold until maturity are classified as held-to-maturity and are carried at amortized cost, net of the allowance for credit losses. Held-to-maturity debt securities are generally placed on nonaccrual status using factors similar to those described for loans. The amortized cost of the Company's held-to-maturity debt securities excludes accrued interest receivable, which is included in “Other assets” on the Company's consolidated balance sheets. The Company has made an accounting policy election not to recognize an allowance for credit losses for accrued interest receivable on held-to-maturity debt securities, as the Company reverses any accrued interest against

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
interest income if a debt security is placed on nonaccrual status. Any cash collected on nonaccrual held-to-maturity securities is applied to reduce the security's amortized cost basis and not as interest income. Generally, the Company returns a held-to-maturity security to accrual status when all delinquent interest and principal become current under the contractual terms of the security, and the collectability of remaining principal and interest is no longer doubtful.
(g) Allowance for Credit Losses on Held-to-Maturity Debt Securities
The allowance for credit losses for held-to-maturity debt securities is recorded at the time of purchase, acquisition, or when the Company designates securities as held-to-maturity, representing the Company's best estimate of current expected credit losses as of the date of the consolidated balance sheets. For each major held-to-maturity debt security type, the allowance for credit losses is estimated collectively for groups of securities with similar risk characteristics. For debt securities that do not share similar risk characteristics, the losses are estimated individually. Debt securities that are either guaranteed or issued by the U.S. government or government agency, are highly rated by major rating agencies, and have a long history of no credit losses, are an example of such securities to which the Company applies a zero credit loss assumption. Any expected credit loss is provided through the allowance for credit losses on held-to-maturity debt securities and deducted from the amortized cost basis of the security, so that the balance sheet reflects the net amount that the Company expects to collect.
(h) Equity and Other Investments
Investments in equity securities are classified into one of the following two categories and accounted as follows:
•	Securities with a readily determinable fair value are reported at fair value, with changes in fair value recorded in earnings.
•
Securities without a readily determinable fair value for which we have elected the “measurement alternative” are reported at cost less impairment (if any) plus or minus adjustments resulting from observable price changes in orderly transactions for the identical or similar investment of the same issuer.

Investments in common or preferred stock that are not publicly traded and certain investments in limited partnerships are considered equity investments that do not have a readily determinable fair value. On a quarterly basis, we review our equity investments without readily determinable fair values for impairment. We consider a number of qualitative factors such as whether there is a significant deterioration in earnings performance, credit rating, asset quality, or business prospects of the investee in determining if impairment exists. If the investment is considered impaired, an impairment loss equal to the amount by which the carrying value exceeds its fair value is recorded through a charge to earnings. The impairment loss may be reversed in a subsequent period if there are observable transactions for the identical or similar investment of the same issuer at a higher amount than the carrying amount that was established when the impairment was recognized. Impairment as well as upward or downward adjustments resulting from observable price changes in orderly transactions for identical or similar investments are included in “Noninterest income - other.”
Included in our equity investments that do not have a readily determinable fair value are our investments in non-public Small Business Investment Companies (“SBICs”). All of our SBIC investments meet the definition of investment companies, as defined in ASC 946, Financial Services - Investment Companies. We elected the practical expedient available in Topic 820, Fair Value Measurements, which permits the use of net asset value (“NAV”) per share or equivalent to value investments in entities that are or are similar to investment companies. SBICs are required to value and report their investments at estimated fair value. We record the unrealized gains and losses resulting from changes in the fair value of our SBIC investments as gains or losses on equity investments in our consolidated statements of earnings (loss). The carrying value of our SBIC investments is equal to the capital account balance per each SBIC entities' quarterly financial statements.
Realized gains or losses resulting from the sale of equity investments are calculated using the specific identification method and are included in “Noninterest income - other.”

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
If we have the ability to significantly influence the operating and financial policies of the investee, the investment is accounted for pursuant to the equity method of accounting. This is generally presumed to exist when we own between 20% and 50% of a corporation, or when we own greater than 5% of a limited partnership or similarly structured entity. Our equity investment carrying values are included in other assets and our share of earnings and losses in equity method investees is included in “Noninterest income - other” on the consolidated statements of earnings (loss).
Investments in FHLB stock are carried at cost and evaluated regularly for impairment. FHLB stock is expected to be redeemed at par and is a required investment based on measurements of the Bank’s assets and/or borrowing levels.
(i) Loans and Leases
Originated loans. Loans are originated by the Company with the intent to hold them for investment and are stated at the principal amount outstanding, net of unearned income. Unearned income includes deferred unamortized nonrefundable loan fees and direct loan origination costs. Net deferred fees or costs are recognized as an adjustment to interest income over the contractual life of the loans primarily using the effective interest method or taken into income when the related loans are paid off or sold. The amortization of loan fees or costs is discontinued when a loan is placed on nonaccrual status. Interest income is recorded on an accrual basis in accordance with the terms of the respective loan.
Purchased loans. Purchased loans are stated at the principal amount outstanding, net of unearned discounts or unamortized premiums. All loans acquired in our acquisitions are initially measured and recorded at their fair value on the acquisition date. A component of the initial fair value measurement is an estimate of the credit losses over the life of the purchased loans. Purchased loans are also evaluated to determine if they have experienced a more-than-insignificant deterioration in credit quality since origination or issuance as of the acquisition date and are classified as either (i) loans purchased without evidence of deteriorated credit quality (“non-PCD loans”), or (ii) loans purchased that have experienced a more-than-insignificant deterioration in credit quality, referred to as purchased credit deteriorated loans (“PCD loans”).
Acquired non-PCD loans. Acquired non-PCD loans are those loans for which there was no evidence of a more-than-insignificant credit deterioration at their acquisition date and it was probable that we would be able to collect all contractually required payments. Acquired non-PCD loans, together with originated loans, are referred to as Non-PCD loans. Purchase discounts or premiums on acquired non-PCD loans are recognized as an adjustment to interest income over the contractual life of such loans using the effective interest method or taken into income when the related loans are paid off or sold.
Purchased loans with credit deterioration. An entity records purchased financial assets with credit deterioration (“PCD assets”) at the purchase price plus the allowance for credit losses expected at the time of acquisition. This allowance is recognized through a gross-up that increases the amortized cost basis of the asset with no effect on net income. Subsequent changes (favorable and unfavorable) in expected cash flows are recognized immediately in net income by adjusting the related allowance.
Leases to customers. We provide equipment financing to our customers primarily with direct financing and operating leases. For direct financing leases, lease receivables are recorded on the balance sheet under “Gross loans and leases held for investment,” but the leased property is not, although we generally retain legal title to the leased property until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Leases acquired in an acquisition are initially measured and recorded at their fair value on the acquisition date. Purchase discount or premium on acquired leases is recognized as an adjustment to interest income over the contractual life of the leases using the effective interest method or taken into income when the related leases are paid off. Direct financing leases are subject to our accounting for allowance for loans and leases.
We provide equipment financing through operating leases where we facilitate the purchase of equipment leased to customers. The equipment is shown on our consolidated balance sheets as “Equipment leased to others

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
under operating leases” and is depreciated to its estimated residual value at the end of the lease term, shown as “Leased equipment depreciation” in the consolidated statements of earnings (loss), according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as “Noninterest income” in the consolidated statements of earnings (loss).
Loans and leases held for sale. As part of our management of the loans and leases held in our portfolio, on occasion we will transfer loans from held for investment to held for sale. Upon transfer, any associated allowance for loan and lease loss is charged off and the carrying value of the loan is adjusted to the lower of cost or estimated fair value. The unamortized balance of net deferred fees and costs associated with loans held for sale is not accreted or amortized to interest income until the related loans are sold. Gains or losses on the sale of these loans are recorded as “Noninterest income” in the consolidated statements of earnings.
Delinquent or past due loans and leases. Loans and leases are considered delinquent when principal or interest payments are past due 30 days or more. Delinquent loans may remain on accrual status between 30 days and 89 days past due.
Nonaccrual loans and leases. When we discontinue the accrual of interest on a loan or lease it is designated as nonaccrual. We discontinue the accrual of interest on a loan or lease generally when a borrower's principal or interest payments or a lessee's payments are past due 90 days or when, in the opinion of management, there is a reasonable doubt as to collectability in the normal course of business. Loans with interest or principal payments past due 90 days or leases with payments past due 90 days may be accruing if the loans or leases are concluded to be well-secured and in the process of collection; however, these loans or leases are still reported as nonperforming. When loans or leases are placed on nonaccrual status, all interest previously accrued but not collected is reversed against current period interest income. Interest on nonaccrual loans or leases is subsequently recognized only to the extent that cash is received and the loan principal balance or lease balance is deemed collectable. Loans or leases are restored to accrual status when the loans or leases become both well-secured and are in the process of collection.
Individually Evaluated Loans and Leases. Loans and leases that do not share similar risk characteristics with other financial assets are individually evaluated for impairment and excluded from loan pools used within the collective evaluation of estimated credit losses. We defined the following criteria for what constitutes a “default,” which results in a loan no longer sharing similar risk characteristics with other loans, and therefore requires an individual evaluation for expected credit losses. The criteria for default may include any one of the following:
•	On nonaccrual status,
•	Modified under a TDR,
•	Payment delinquency of 90 days or more,
•	Partial charge-off recognized,
•	Risk rated doubtful or loss, or
•	Reasonably expected to be modified under a TDR.
Defaulted loans and leases with outstanding balances over $250,000 are reviewed individually for expected credit loss. Individually evaluated loans are measured at the present value of the expected future cash flows discounted at the loan's initial effective interest rate, unless the loans are collateral dependent, in which case loan impairment is based on the estimated fair value of the underlying collateral. A loan is considered collateral-dependent when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The fair value of each loan’s collateral is generally based on estimated market prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral. An individually evaluated reserve and/or charge off would be recognized when the present value of expected future cash flows or the fair value of the underlying collateral is

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
below the amortized cost of the loan. If the measured amount of any individually reviewed loan exceeds its amortized cost, further review is required to determine whether a positive allowance should be added (but only up to amounts previously written off) to its amortized cost basis in order to reflect the net amount expected to be collected.
Troubled debt restructurings. A loan is classified as a troubled debt restructuring when we grant a concession to a borrower experiencing financial difficulties that we otherwise would not consider under our normal lending policies. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. All modifications of criticized loans are evaluated to determine whether such modifications are troubled debt restructurings as outlined under ASC Subtopic 310-40, “Troubled Debt Restructurings by Creditors.” Loans restructured with an interest rate equal to or greater than that of a new loan with comparable market risk at the time the loan is modified may be excluded from certain restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms.
Between March 2020 and December 2021, the Company granted various commercial and consumer loan modifications to provide borrowers relief from the economic impacts of COVID-19. In accordance with the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, the Company elected to not apply TDR classification to COVID-19 related loan modifications that met all of the requisite criteria as stipulated in the CARES Act.
A loan that has been placed on nonaccrual status that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the restructured terms for a sustained period of time, typically for six months. A restructured loan may return to accrual status sooner based on other significant events or circumstances. A loan that has not been placed on nonaccrual status may be restructured and such loan may remain on accrual status after such restructuring. In these circumstances, the borrower has made payments before and after the restructuring. Generally, this restructuring involves maturity extensions, a reduction in the loan interest rate and/or a change to interest-only payments for a period of time. Loan modifications that qualify as troubled debt restructurings are individually evaluated for expected credit losses based on the present value of expected cash flows discounted at the loan’s original effective interest rate or based on the fair value of the collateral if the loan is collateral-dependent.
(j) Allowance for Credit Losses on Loans and Leases Held for Investment
The allowance for loan and lease losses is measured using the current expected credit loss (“CECL”) approach for financial instruments measured at amortized cost and other commitments to extend credit. CECL requires the immediate recognition of estimated credit losses expected to occur over the estimated remaining life of the asset. The forward-looking concept of CECL requires loss estimates to consider historical experience, current conditions and reasonable and supportable forecasts.
The allowance for credit losses on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in “Other assets” on the consolidated balance sheets. The “Provision for credit losses” on the consolidated statements of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, and the provision for held-to-maturity debt securities.
Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates. The resulting allowance for loan and lease losses is deducted from the associated amortized cost basis to reflect the net amount expected to be collected. Subsequent changes in this estimate are recorded through the provision for credit losses and the allowance. The CECL methodology could result in significant changes to both the timing and amounts of provision for credit losses and the

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
allowance as compared to historical periods. Loans and leases that are deemed to be uncollectable are charged off and deducted from the allowance. The provision for credit losses and recoveries on loans and leases previously charged off are added to the allowance.
The allowance for loan and lease losses is comprised of an individually evaluated component for loans and leases that no longer share similar risk characteristics with other loans and leases and a pooled loans component for loans and leases that share similar risk characteristics.
A loan or lease with an outstanding balance greater than $250,000 is individually evaluated for expected credit loss when it is probable that we will be unable to collect all amounts due according to the original contractual terms of the agreement. We select loans and leases for individual assessment on an ongoing basis using certain criteria such as payment performance, borrower reported and forecasted financial results, and other external factors when appropriate. We measure the current expected credit loss of an individually evaluated loan or lease based upon the fair value of the underlying collateral if the loan or lease is collateral-dependent or the present value of cash flows, discounted at the effective interest rate, if the loan or lease is not collateral-dependent. To the extent a loan or lease balance exceeds the estimated collectable value, a reserve or charge-off is recorded depending upon either the certainty of the estimate of loss or the fair value of the loan’s collateral if the loan is collateral-dependent.
Our CECL methodology for the pooled loans component includes both quantitative and qualitative loss factors which are applied to our population of loans and leases and assessed at a pool level. The quantitative CECL model estimates credit losses by applying pool-specific probability of default (“PD”) and loss given default (“LGD”) rates to the expected exposure at default (“EAD”) over the contractual life of loans and leases. The qualitative component considers internal and external risk factors that may not be adequately assessed in the quantitative model.
The loan portfolio is segmented into four loan segments, eight loan classes, and 20 loan pools (excluding Paycheck Protection Program loans, which are fully government guaranteed) based upon loan type that share similar default risk characteristics to calculate quantitative loss factors for each pool. Two of these loan pools have insignificant current balances and/or insignificant historical losses, thus, estimated losses are calculated using historical loss rates from the first quarter of 2009 to the current period rather than econometric regression modeling. For the purchased single-family residential mortgage loans, a third-party model for estimating prepayment, PD, and LGD based on forecasted economic conditions and historical residential mortgage loan performance from 2004 to June 2020 is applied. For the remaining 17 loan pools, we estimate the PD during the reasonable and supportable forecast period using seven econometric regression models developed to correlate macroeconomic variables to historical credit performance (based on quarterly transition matrices for the economic cycle from 2009 to 2019, which include risk rating upgrades/downgrades and defaults).
The loans and unfunded commitments are grouped into nine LGD pools based on portfolio classes that share similar collateral risk characteristics. LGD rates are computed based on the net charge-offs recognized divided by the EAD of defaulted loans starting with the first quarter of 2009 to the current period. The PD and LGD rates are applied to the EAD at the loan or lease level based on contractual scheduled payments and estimated prepayments. We use our actual historical loan prepayment experience from 2009 to the first quarter of 2022, adjusted for forecasted economic conditions, to estimate future prepayments by loan pool. Loans and leases with outstanding balances less than or equal to $250,000, where it is probable that we will be unable to collect all amounts due according to the contractual terms of the agreement, remain in their respective pools and are assigned a 100% probability of default.
For the reasonable and supportable forecast period, future macroeconomic events and circumstances are estimated over a 4-quarter time horizon using an economic forecast that is consistent with management's current expectations for the 17 loan pools. We use economic forecasts from Moody's Analytics in this process. The economic forecast is updated monthly; therefore, the forecast used for each quarter-end calculation is generally released a few weeks prior to quarter-end. If economic conditions as of the balance sheet date change materially, management would consider a qualitative adjustment. The key macroeconomic assumptions used in each of the seven PD regression models include two or three of the following economic indicators: Real GDP, unemployment rates, CRE Price Index, the BBB corporate spread, nominal disposable income, and CPI.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The quantitative CECL model applies the projected rates based on the economic forecasts for the 4-quarter reasonable and supportable forecast horizon to EAD to estimate defaulted loans. During this forecast horizon, prepayment rates during a historical period that exhibits economic conditions most similar to the economic forecast are used to estimate EAD. If no historical period exhibits economic conditions that are similar to the economic forecast, management uses its best estimate of prepayments expected over the reasonable and supportable forecast period which may, in some circumstances, be the average of all historical prepayment experience. Historical LGD rates are applied to estimated defaulted loans to determine estimated credit losses. We then use a 2-quarter reversion period to revert on a straight-line basis from the PD, LGD, and prepayment rates used during the reasonable and supportable forecast period to the Company’s historical PD, LGD, and prepayment experience. Subsequent to the reversion period for the remaining contractual life of loans and leases, the PD, LGD, and prepayment rates are based on historical experience during a full economic cycle. PD regression models and prepayment rates are updated on an annual basis. During the annual model performance assessment for 2021 and 2022, we considered updating the PD models with 2020 data, however, we elected not to include historical data from 2020 to assess the quantitative expected credit losses because we believe 2020 did not represent normal economic behavior considering the changes in macroeconomic variables and the significant levels of government relief programs. As such, we continued to use the most recent and complete economic cycle from 2009 to 2019 to assess quantitative expected credit losses. LGD rates are updated every quarter to reflect current charge-off activity.
The PDs calculated by the quantitative models are highly correlated to our internal risk ratings assigned to each loan and lease. To ensure the accuracy of our credit risk ratings, an independent credit review function assesses the appropriateness of the credit risk ratings assigned to loans and leases on a regular basis. The credit risk ratings assigned to every loan and lease are as follows:
•
High Pass: (Risk ratings 1-2) Loans and leases rated as “high pass” exhibit a favorable credit profile and have minimal risk characteristics. Repayment in full is expected, even in adverse economic conditions.

•	Pass: (Risk ratings 3-4) Loans and leases rated as “pass” are not adversely classified and collection and repayment in full are expected.
•
Special Mention: (Risk rating 5) Loans and leases rated as “special mention” have a potential weakness that requires management's attention. If not addressed, these potential weaknesses may result in further deterioration in the borrower's ability to repay the loan or lease.

•
Substandard: (Risk rating 6) Loans and leases rated as “substandard” have a well-defined weakness or weaknesses that jeopardize the collection of the debt. They are characterized by the possibility that we will sustain some loss if the weaknesses are not corrected.

•
Doubtful: (Risk rating 7) Loans and leases rated as “doubtful” have all the weaknesses of those rated as “substandard,” with the additional trait that the weaknesses make collection or repayment in full highly questionable and improbable.

We may refer to the loans and leases with assigned credit risk ratings of “substandard” and “doubtful” together as “classified” loans and leases. For further information on classified loans and leases, see Note 5. Loans and Leases.
In addition to our internal risk rating process, our federal and state banking regulators, as an integral part of their examination process, periodically review the Company’s loan and lease risk rating classifications. Our regulators may require the Company to recognize rating downgrades based on information available to them at the time of their examinations. Risk rating downgrades generally result in increases in the provisions for credit losses and the allowance for credit losses.
The qualitative portion of the reserve on pooled loans and leases represents management’s judgment of additional considerations to account for internal and external risk factors that are not adequately measured in the quantitative reserve. The qualitative loss factors consider idiosyncratic risk factors, conditions that may not be reflected in quantitatively derived results, or other relevant factors to ensure the allowance for credit losses reflects our best estimate of current expected credit losses. Current and forecasted economic trends and

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
underlying market values for collateral dependent loans are generally considered to be encompassed within the CECL quantitative reserve. An incremental qualitative adjustment may be considered when economic forecasts exhibit higher levels of volatility or uncertainty.
In addition to economic conditions and collateral dependency, the other qualitative criteria we consider when establishing the loss factors include the following:
•	Legal and Regulatory - matters that could impact our borrowers’ ability to repay our loans and leases;
•	Concentrations - loan and lease portfolio composition and any loan concentrations;
•	Lending Policy - current lending policies and the effects of any new policies or policy amendments;
•	Nature and Volume - loan and lease production volume and mix;
•	Problem Loan Trends - loan and lease portfolio credit performance trends, including a borrower's financial condition, credit rating, and ability to meet loan payment requirements;
•	Loan Review - results of independent credit review; and
•	Management - changes in management related to credit administration functions.
We estimate the reserve for unfunded loan commitments using the same PD, LGD, and prepayment rates for the quantitative credit losses and qualitative loss factors as used for the allowance for loan and lease losses. The EAD for the reserve for unfunded loan commitments is computed using expected future utilization rates of the unfunded commitments during the contractual life of the commitments based on historical usage by loan pool from 2015 to the first quarter of 2022. The utilization rates are updated on an annual basis.
The CECL methodology requires a significant amount of management judgment in determining the appropriate allowance for credit losses. Most of the steps in the methodology involve judgment and are subjective in nature including, among other things: segmenting the loan and lease portfolio; determining the amount of loss history to consider; selecting predictive econometric regression models that use appropriate macroeconomic variables; determining the methodology to forecast prepayments; selecting the most appropriate economic forecast scenario or weighting of multiple scenarios; determining the length of the reasonable and supportable forecast and reversion periods; estimating expected utilization rates on unfunded loan commitments; and assessing relevant and appropriate qualitative factors. In addition, the CECL methodology is dependent on economic forecasts which are inherently imprecise and will change from period to period. Although the allowance for credit losses is considered appropriate, there can be no assurance that it will be sufficient to absorb future losses.
Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's consolidated financial statements.
(k) Land, Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is not depreciated. Depreciation and amortization is charged to “Noninterest expense” in the consolidated statements of earnings (loss) using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of furniture, fixtures and equipment range from 3 to 7 years and for buildings up to 30 years. Leasehold improvements are amortized over their estimated useful lives, or the life of the lease, whichever is shorter.
(l) Foreclosed Assets
Foreclosed assets include OREO and repossessed non-real estate assets. Foreclosed assets are initially recorded at the estimated fair value of the property, based on current independent appraisals obtained at the time of acquisition, less estimated costs to sell, including senior obligations such as delinquent property taxes. The excess of the recorded loan balance over the estimated fair value of the property at the time of acquisition less

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
estimated costs to sell is charged to the allowance for loan and lease losses. Any subsequent write-downs are charged to “Noninterest expense” in the consolidated statements of earnings (loss) and recognized through a foreclosed assets valuation allowance. Subsequent increases in the fair value of the asset less selling costs reduce the foreclosed assets valuation allowance, but not below zero, and are credited to “Noninterest expense.” Gains and losses on the sale of foreclosed assets and operating expenses of such assets are included in “Noninterest expense.”
(m) Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in earnings in the period that includes the enactment date. Any interest or penalties assessed by the taxing authorities is classified in the financial statements as income tax expense. Deferred tax assets and liabilities of the same jurisdiction, net of valuation allowances, are grouped together and reported net on the consolidated balance sheets.
On a periodic basis, the Company evaluates its deferred tax assets to assess whether they are expected to be realized in the future. This determination is based on currently available facts and circumstances, including our current and projected future tax positions, the historical level of our taxable income, and estimates of our future taxable income. In most cases, the realization of deferred tax assets is based on our future profitability. To the extent our deferred tax assets are not considered more likely than not to be realized, we are required to record a valuation allowance on our deferred tax assets by charging earnings. The Company also evaluates existing valuation allowances periodically to determine if sufficient evidence exists to support an increase or reduction in the allowance.
(n) Goodwill and Other Intangible Assets
Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. Goodwill generated from business combinations is not subject to amortization and instead is tested for impairment annually at the reporting unit level unless a triggering event occurs thereby requiring an updated assessment. Impairment may be tested by first assessing qualitative factors. If qualitative factors do not indicate impairment, the test is complete. However, if the qualitative factors indicate it is more-likely-than-not that goodwill is impaired, a quantitative test is performed. In accordance with ASC Topic 350, Intangibles - Goodwill and Other, the Company has an unconditional option to bypass the qualitative assessment and proceed directly to the quantitative assessment. If the Company elects to perform a qualitative assessment, there is no requirement for the Company to perform it for every reporting unit and there is no requirement for the qualitative assessment to be performed every period. In each period and for each reporting unit, the Company decides whether it will reduce costs and complexity to perform the optional qualitative assessment or to proceed directly to the quantitative test.
Our regular annual impairment assessment occurs in the fourth quarter. Goodwill represents the excess of the purchase price over the fair value of the net assets and other identifiable intangible assets acquired. Impairment exists when the carrying value of the goodwill exceeds the fair value of the reporting unit. An impairment loss would be recognized in an amount equal to that excess as a charge to “Noninterest expense” in the consolidated statements of earnings (loss).
Intangible assets with estimable useful lives are amortized over such useful lives to their estimated residual values. CDI and CRI are recognized apart from goodwill at the time of acquisition based on market valuations. In preparing such valuations, variables considered included deposit servicing costs, attrition rates, and market discount rates. CDI assets are amortized to expense over their useful lives, which we have estimated to range from 7 to 10 years. CRI assets are amortized to expense over their useful lives, which we have estimated to range from 4 to 7 years. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Both CDI and CRI are reviewed for impairment quarterly or earlier if events or changes in circumstances indicate that their carrying values may not be recoverable. If the recoverable amount of either CDI or CRI is determined to be less than its carrying value, we would then measure the amount of impairment based on an estimate of the intangible asset’s fair value at that time. If the fair value is below the carrying value, then the intangible asset is reduced to such fair value; an impairment loss for such amount would be recognized as a charge to “Noninterest expense” in the consolidated statements of earnings (loss).
(o) Operating Leases
As of December 31, 2022, the Company only had operating leases related to our leased facilities. The Company determines if an arrangement is a lease at inception by assessing whether there is an identified asset and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. Operating leases with a term of more than one year are included in operating lease ROU assets and operating lease liabilities, which are reported in “Other assets” and “Accrued interest payable and other liabilities” on the Company's consolidated balance sheets. The Company made a policy election to apply the short-term lease exemption to any operating leases with an original term of less than 12 months, therefore no ROU asset or lease liability is recorded for these operating leases. The Company has agreements with lease and non-lease components, which are accounted for as a single lease component.
ROU assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized on the lease commencement date based on the present value of lease payments over the lease term. The Company uses the incremental borrowing rate commensurate with the lease term based on the information available at the lease commencement date in determining the present value of lease payments. ROU assets initially equal the lease liability, adjusted for any prepaid lease payments and initial direct costs incurred less any lease incentives received.
Certain of the Company's lease agreements include rental payments that adjust periodically based on changes in the CPI. We initially measure the present value of the lease payments using the index at the lease commencement date. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI. The Company's lease terms may include options to extend or terminate the lease. These options to extend or terminate are assessed on a lease-by-lease basis, and the ROU assets and lease liabilities are adjusted when it is reasonably certain that an option will be exercised. Rent expense for lease payments is recognized on a straight-line basis over the lease term and is included in “Occupancy expense” on the Company's consolidated statements of earnings (loss).
The Company uses the long-lived assets impairment guidance under ASC Topic 360-10-35, “Property, Plant and Equipment,” to determine whether an ROU asset is impaired, and if impaired, the amount of loss to recognize. Long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These could include vacating the leased space, obsolescence, or physical damage to a facility. Under ASC Topic 842, “Leases,” if an impairment loss is recognized for a ROU asset, the adjusted carrying amount of the ROU asset would be its new accounting basis. The remaining ROU asset (after the impairment write-down) is amortized on a straight-line basis over the remaining lease term.
(p) Qualified Affordable Housing Partnership and Solar-Related Investments
The Company records investments in qualified affordable housing partnerships using the proportional amortization method. Under the proportional amortization method, the Company amortizes the initial cost of the investment in proportion to the tax credits and other tax benefits received, and recognizes the amortization in “Income tax expense” on the consolidated statements of earnings (loss).
The deferral method of accounting is used for solar-related investments that generate investment tax credits. The investment tax credits are initially recorded as a reduction to the related investment, and then amortized over the life of the investment to interest income.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
(q) Stock-Based Compensation
The Company issues stock-based compensation instruments consisting of TRSAs and PRSUs. Compensation expense related to TRSAs is based on the fair value of the underlying stock on the award date and is recognized over the vesting period using the straight-line method. Forfeitures of stock-based awards are recognized when they occur. Compensation expense related to PRSUs is based on the fair value of the underlying stock on the award date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion of the previously recognized amortization is reversed and also suspended. If it is determined that attainment of a financial measure higher than target is probable, the amortization will increase up to 150% or 200% of the target amortization amount. Annual PRSU expense may vary during the three-year performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PRSU’s is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.
Unvested TRSAs participate with common stock in any dividends declared and paid. Dividends are paid on unvested TRSAs and are charged to equity and the related tax impact is recorded to income tax expense. Dividends paid on forfeited TRSAs are charged to compensation expense. Unvested PRSUs participate with common stock in any dividends declared, but are only paid on the shares which ultimately vest, if any, at the end of the three-year performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period. Such dividends are accrued during the three-year performance period at the estimated level of shares to be received by the award holder.
(r) Derivative Instruments
The Company uses derivatives to manage exposure to market risk, primarily foreign currency risk and interest rate risk, and to assist customers with their risk management objectives. The Company uses foreign exchange contracts to manage the foreign exchange rate risk associated with certain foreign currency-denominated assets and liabilities. As of December 31, 2022, all of our derivatives were held for risk management purposes and none were designated as accounting hedges. The objective is to manage the uncertainty of future foreign exchange rate fluctuations. These derivatives provide for a fixed exchange rate which has the effect of reducing or eliminating changes to anticipated cash flows to be received on assets and liabilities denominated in foreign currencies as the result of changes to exchange rates. Our foreign currency derivatives are carried at fair value and recorded in other assets or other liabilities, as appropriate. The changes in fair value of our derivatives and the related interest are recognized in “Noninterest income - other” in the consolidated statements of earnings (loss).
The Bank offers interest rate swap products to certain loan customers to allow them to hedge the risk of rising interest rates on their variable-rate loans. When such products are issued, we also enter into an offsetting swap with institutional counterparties to eliminate the interest rate risk to us. These back-to-back swap agreements, which generate fee income for us, are intended to offset each other. We retain the credit risk of the original loan. The net cash flow for us is equal to the interest income received from a variable rate loan originated with the client plus a fee. These swaps are not designated as accounting hedges and are recorded at fair value in “Other assets” and “Accrued interest payable and other liabilities” in the consolidated balance sheets. The changes in fair value are recorded in “Noninterest income - other” in the consolidated statements of earnings (loss).
In connection with negotiated credit facilities and certain other services, we may obtain equity warrant assets giving us the right to acquire stock in primarily private, venture-backed companies. We account for equity warrant assets as derivatives when they contain net settlement terms and other qualifying criteria under ASC 815. These equity warrant assets are measured at estimated fair value on a monthly basis and are classified as “Other assets” in the consolidated balance sheets at the time they are obtained.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Derivative instruments expose us to credit risk in the event of nonperformance by counterparties. This risk exposure consists primarily of the termination value of agreements where we are in a favorable position. We manage the credit risk associated with various derivative agreements through counterparty credit review and monitoring procedures.
(s) Comprehensive Income (Loss)
Comprehensive income (loss) consists of net earnings; changes in the net unrealized gains (losses) on debt securities available-for-sale, net; and changes in the net unrealized loss on securities transferred to held-to-maturity, net, and is presented in the consolidated statements of comprehensive income (loss).
(t) Earnings (Loss) Per Share
In accordance with ASC Topic 260, “Earnings Per Share,” all outstanding unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities and are included in the two-class method of determining basic and diluted earnings (loss) per share. All of our unvested restricted stock participates with our common stockholders in dividends. Accordingly, earnings allocated to unvested restricted stock are deducted from net earnings (loss) to determine that amount of earnings (loss) available to common stockholders. In the two-class method, the amount of our earnings (loss) available to common stockholders is divided by the weighted average shares outstanding, excluding any unvested restricted stock, for both the basic and diluted earnings (loss) per share.
(u) Business Combinations
Business combinations are accounted for under the acquisition method of accounting in accordance with ASC Topic 805, “Business Combinations.” Under the acquisition method, the acquiring entity in a business combination recognizes 100 percent of the acquired assets and assumed liabilities, regardless of the percentage owned, at their estimated fair values as of the date of acquisition. Any excess of the purchase price over the fair value of net assets and other identifiable intangible assets acquired is recorded as goodwill. To the extent the fair value of net assets acquired, including other identifiable assets, exceeds the purchase price, a bargain purchase gain is recognized. Assets acquired and liabilities assumed from contingencies must also be recognized at fair value, if the fair value can be determined during the measurement period. Results of operations of an acquired business are included in the consolidated statements of earnings (loss) from the date of acquisition. Acquisition-related costs, including conversion and restructuring charges, are expensed as incurred.
(v) Business Segments
We regularly assess our strategic plans, operations, reporting structures and financial information provided to management to identify our reportable segments. From December 31, 2015 through September 30, 2022, we operated as one segment. Civic, which we acquired on February 1, 2021, has been identified as an operating segment. In the fourth quarter of 2022, Civic met a quantitative threshold which required it to be disclosed as a reportable operating segment. Therefore, we have two reportable segments as of December 31, 2022: Commercial Banking and Civic and a third segment, Other, which is used for inter-segment eliminations. The factors considered in making this determination include the nature of products and offered services, geographic regions in which we operate, the applicable regulatory environment, and the discrete financial information reviewed by our chief decision maker.
(v) Recently Issued Accounting Standards
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2020-04, “Reference Rate Reform (Topic 848)” and	This standard provides optional expedients and exceptions for applying GAAP to loan and lease agreements, derivative contracts,	Effective upon the issuance date of March 12, 2020, and once adopted, will	The Company has established a cross-functional project team and implementation plan to facilitate the LIBOR

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2021-01, “Reference Rate Reform (Topic 848): Scope)”
and other agreements affected by the anticipated transition away from LIBOR toward new interest reference rates. For agreements that are modified because of reference rate reform and that meet certain scope guidance: (i) modifications of loan agreements should be accounted for by prospectively adjusting the effective interest rate and the modification will be considered “minor” so that any existing unamortized origination fees/costs would carry forward and continue to be amortized and (ii) modifications of lease agreements should be accounted for as a continuation of the existing agreement with no reassessments of the lease classification and the discount rate or remeasurements of lease payments that otherwise would be required for modifications not accounted for as separate contracts. Additionally, the amendments in ASU 2021-01 clarify that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. ASU 2020-04 is effective immediately, as of March 12, 2020, and may be applied prospectively to contract modifications made and hedging relationships entered into on or before December 31, 2022. ASU 2021-01 is also effective immediately. Entities may elect to apply to contract modifications made and hedging relationships entered into on or before December 31, 2022.
transition. As of December 31, 2021, the Company permanently ceased originating any new loans or entering into any transaction that would increase its LIBOR-based exposure. For all new variable-rate and hybrid loans, the Company primarily offers Prime and SOFR as the variable-rate index. The Company has completed its readiness efforts to identify loans and other financial instruments that are impacted by the discontinuance of LIBOR. The Company has also completed its review for fallback language contained in contracts for LIBOR-based loans and other financial instruments and has amended a substantial portion of those legacy contracts maturing after June 30, 2023 by adding fallback language or to convert the base rate of the contract to a SOFR-based rate or another rate or index offered by the Company. In 2022, Congress passed the Adjustable Interest Rate (LIBOR) Act (the “LIBOR Act”). The LIBOR Act facilitates the replacement of existing LIBOR based benchmarks with an applicable SOFR rate for outstanding contracts referencing a LIBOR benchmark as of June 30, 2023. We anticipate that the substantial majority of the remaining legacy LIBOR based contracts will transition to a SOFR rate following the AARC’s rate replacement methodology. The Company will also continue to assess

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters

apply the amendments on a full retrospective basis as of any date from the beginning of an interim period that includes or is subsequent to March 12, 2020, or on a prospective basis to new modifications from any date within an interim period that includes or is subsequent to January 7, 2021 and up to December 31, 2022.

impacts to its operations, financial models, data and technology as part of our transition plan. The Company is currently evaluating the impact of this Update on its consolidated financial statements but does not expect it to have a material impact.

ASU 2022-06, “Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848”
This standard extends the period of time that preparers can utilize the reference rate reform relief guidance provided by ASU 2020-04 and ASU 2020-01. The standard defers the sunset date of this prior guidance from December 31, 2022 to December 31, 2024, after which entities will no longer be permitted to apply the relief guidance in Topic 848. ASU 2022-06 was effective upon issuance date of December 21, 2022.
		December 21, 2022	The adoption of this standard did not have a material impact on the Company's consolidated financial statements.

ASU 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers
This standard requires that an entity (acquirer) recognizes and measures contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At acquisition date, an acquirer should account for the related revenue contracts with customers in accordance with Topic 606 as if it had originated the contracts. The acquirer should consider the terms of the acquired contracts, such as timing of payment, identify each performance obligation in the contracts and allocate the total transaction price to each identified performance obligation on a relative standalone selling price basis as of contract inception or contract modification to determine what should be recorded at the
January 1, 2023
The Company will apply the amendments prospectively to business combinations occurring on or after the effective date. This standard is not expected to have a material impact on the Company’s consolidated financial statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters

acquisition date. The amendments improve comparability by providing consistent recognition and measurement guidance for revenue contracts with customers whether they are acquired and not acquired in a business combination. The amendments should be applied prospectively to business combinations occurring on or after the effective date. Additionally, early adoption is permitted.

ASU 2022-02, Financial Instruments - Credit Losses (Topic 326)
This standard eliminates the accounting guidance for troubled debt restructurings (TDRs) by creditors, in ASC 310-40, Receivables - Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty. Additionally, the amendments in this standard eliminate inconsistency in previous guidance by requiring creditors that are public business entities to disclose current-period gross charge-offs by year of origination for financing receivables and net investments in leases, but eliminates the disclosure of gross recoveries by year of origination previously presented in Example 15 in ASC 326-20-50-79. An entity may elect to adopt the amendments on TDRs and related disclosure enhancements separately from the amendments relating to vintage disclosures. The amendments should be applied prospectively except as provided in the next sentence. For amendments related to the recognition and measurement of TDRs, an entity has the option to apply the amendments either prospectively or through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of
January 1, 2023
The Company has elected to adopt the amendments on TDRs and related disclosure enhancements separately from the amendments relating to vintage disclosures, which we early adopted on January 1, 2022. This standard is not expected to have a material impact on the Company's consolidated financial statements and related disclosures upon adoption.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
adoption using the modified retrospective transition method. Additionally, early adoption is permitted.

ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
This standard clarifies that a contractual sale restriction is not considered in measuring an equity security at fair value. The standard also clarifies that an entity cannot recognize a contractual sale restriction as a separate unit of account, such as a contra-asset or liability. The standard requires new disclosures for all entities with equity securities subject to contractual sales restrictions. Additionally, early adoption is permitted.
January 1, 2024
The Company does not take into account contractual sale restrictions in determining the fair value of its equity securities. The Company expects that this standard will not have a material impact on its consolidated financial statements.

NOTE 2. ACQUISITIONS
The following assets acquired and liabilities assumed, both tangible and intangible, of the acquired entity are presented at estimated fair value as of the acquisition date:
	Acquisition and Date Acquired	Acquisition and Date Acquired
	Homeowners Association Services Division of MUFG Union Bank	Civic Financial Services, LLC
	October 8, 2021	February 1, 2021
	(In thousands)
Assets Acquired:
Cash and due from banks	$4,118,009	$37,331
Loans and leases	6,486	67,294
Premises and equipment	331	1,197
Goodwill	201,618	125,448
Core deposit and customer relationship intangibles	33,300	750
Other assets	3,149	75,977
Total assets acquired	$4,362,893	$307,997

Liabilities Assumed:
Noninterest-bearing demand deposits	$1,585,810	$37,339
Interest-bearing deposits	2,536,965	—
Total deposits	4,122,775	37,339
Borrowings	—	50,210
Accrued interest payable and other liabilities	2,320	60,028
Total liabilities assumed	$4,125,095	$147,577
Total consideration - paid in cash	$237,798	$160,420

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Acquisition of Civic
On February 1, 2021, the Bank completed the acquisition of Civic in an all-cash transaction. Civic, located in Redondo Beach, California, is one of the leading lenders in the United States specializing in business-purpose residential non-owner-occupied investment properties. The acquisition of Civic advances the Bank’s strategy to diversify and expand its lending portfolio, diversify its revenue streams, and deploy excess liquidity into higher-yielding assets. Civic operates as a subsidiary of the Bank.
The Civic acquisition has been accounted for under the acquisition method of accounting. We acquired $308.0 million of assets and assumed $147.6 million of liabilities upon closing of the acquisition. We made significant estimates and exercised significant judgment in estimating fair values and accounting for such acquired assets and assumed liabilities. The application of the acquisition method of accounting resulted in the recognition of goodwill of $125.4 million. All of the recognized goodwill is expected to be deductible for tax purposes.
Acquisition of HOA Business
On October 8, 2021, the Bank completed the acquisition of the HOA Business in an all-cash transaction. The HOA Business is a long-time provider of specialized HOA banking services to a national base of community HOA management companies and their homeowners associations. This acquisition significantly expanded the Bank’s existing HOA banking practice, which provides lockbox, electronic receivables processing and other financial services to HOA management companies. This acquisition advanced the Bank’s strategy to expand its product offerings to its customers and to diversify its revenue and funding sources.
The Bank paid cash consideration of $237.8 million, which represented the aggregate of a 5.9% deposit premium and the net book value of certain acquired assets and assumed liabilities. The HOA Business acquisition has been accounted for under the acquisition method of accounting. We acquired $4.4 billion of assets and assumed $4.1 billion of liabilities upon closing of the acquisition. We made significant estimates and exercised significant judgment in estimating fair values and accounting for such acquired assets and assumed liabilities. The application of the acquisition method of accounting resulted in the recognition of goodwill of $201.6 million. All of the recognized goodwill is expected to be deductible for tax purposes.
NOTE 3. RESTRICTED CASH
The Company is required to maintain reserve balances with the FRBSF. Such reserve requirements are based on a percentage of deposit liabilities and may be satisfied by cash on hand. There were no average reserves required to be held at the FRBSF for the year ended December 31, 2022 and 2021. As of December 31, 2022 and 2021, we pledged cash collateral for our derivative contracts of $2.7 million and $2.0 million. In connection with the issuance of the credit-linked notes on September 29, 2022, the Bank deposited $132.8 million into a correspondent bank account at a third party financial institution as the collateral account for the credit-linked notes. The repayment of principal on the credit-linked notes is secured by this collateral account, which had a balance of $131.5 million at December 31, 2022.
NOTE 4. INVESTMENT SECURITIES
Transfer of Securities Available-for-Sale to Held-to Maturity
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. At the time of transfer, $218.3 million of unrealized losses, net of tax, was retained in “Accumulated other comprehensive (loss) income” on the consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Securities Available-for-Sale
The following table presents amortized cost, gross unrealized gains and losses, and fair values of securities available-for-sale as of the dates indicated:
	December 31,
	2022				2021
Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Agency residential MBS	$2,685,038	$—	$(442,996)	$2,242,042	$2,921,993	$8,866	$(32,649)	$2,898,210
U.S. Treasury securities	771,145	—	(101,075)	670,070	973,555	1,641	(8,298)	966,898
Agency commercial MBS	549,492	—	(61,886)	487,606	1,660,516	37,664	(9,213)	1,688,967
Agency residential CMOs	517,174	—	(60,111)	457,063	1,021,716	22,288	(5,870)	1,038,134
Municipal securities	399,724	—	(60,398)	339,326	2,248,749	75,192	(7,973)	2,315,968
Corporate debt securities	344,767	6	(32,868)	311,905	514,077	13,774	(757)	527,094
Private label residential CMOs	207,123	—	(40,399)	166,724	265,851	1,857	(3,291)	264,417
Collateralized loan obligations	109,159	—	(6,898)	102,261	385,410	396	(444)	385,362
Private label commercial MBS	28,903	—	(2,076)	26,827	453,314	147	(3,244)	450,217
Asset-backed securities	23,568	—	(1,155)	22,413	129,387	484	(324)	129,547
SBA securities	18,524	—	(1,274)	17,250	28,950	726	(32)	29,644
Total	$5,654,617	$6	$(811,136)	$4,843,487	$10,603,518	$163,035	$(72,095)	$10,694,458
See Note 16. Fair Value Measurements for information on fair value measurements and methodology.
As of December 31, 2022, the Company had not recorded an allowance for credit losses on securities available-for-sale. The Company does not consider unrealized losses on such securities to be attributable to credit-related factors, as the unrealized losses have occurred as a result of changes in non-credit related factors such as interest rates, market spreads, and market conditions subsequent to purchase.
As of December 31, 2022, securities available-for-sale with a fair value of $1.2 billion were pledged primarily as collateral to increase FHLB borrowing capacity.
Realized Gains and Losses on Securities Available-for-Sale
The following table presents the amortized cost of securities sold with related gross realized gains, gross realized losses, and net realized (losses) gains for the years indicated:
	Year Ended December 31,
Sales of Securities Available-for-Sale	2022	2021	2020
	(In thousands)
Amortized cost of securities sold	$2,063,415	$365,733	$160,254
Gross realized gains	$6,032	$1,680	$13,222
Gross realized losses	(56,353)	(65)	(51)
Net realized (losses) gains	$(50,321)	$1,615	$13,171

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Unrealized Losses on Securities Available-for-Sale
The following tables present the gross unrealized losses and fair values of securities available-for-sale that were in unrealized loss positions as of the dates indicated:
	December 31, 2022
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$52,556	$(6,193)	$2,189,485	$(436,803)	$2,242,041	$(442,996)
U.S. Treasury securities	4,972	(26)	665,098	(101,049)	670,070	(101,075)
Agency commercial MBS	316,892	(31,139)	170,714	(30,747)	487,606	(61,886)
Agency residential CMOs	245,755	(22,748)	211,309	(37,363)	457,064	(60,111)
Municipal securities	37,380	(3,129)	298,266	(57,269)	335,646	(60,398)
Corporate debt securities	302,643	(32,124)	4,256	(744)	306,899	(32,868)
Private label residential CMOs	19,261	(1,294)	147,464	(39,105)	166,725	(40,399)
Collateralized loan obligations	27,704	(1,818)	74,558	(5,080)	102,262	(6,898)
Private label commercial MBS	10,204	(508)	16,623	(1,568)	26,827	(2,076)
Asset-backed securities	22,413	(1,155)	—	—	22,413	(1,155)
SBA securities	17,250	(1,274)	—	—	17,250	(1,274)
Total	$1,057,030	$(101,408)	$3,777,773	$(709,728)	$4,834,803	$(811,136)
	December 31, 2021
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$2,502,536	$(31,670)	$57,329	$(979)	$2,559,865	$(32,649)
U.S. Treasury securities	628,767	(8,298)	—	—	628,767	(8,298)
Agency commercial MBS	440,938	(5,066)	106,745	(4,147)	547,683	(9,213)
Agency residential CMOs	216,445	(3,757)	67,340	(2,113)	283,785	(5,870)
Municipal securities	505,080	(6,965)	29,726	(1,008)	534,806	(7,973)
Corporate debt securities	32,761	(757)	—	—	32,761	(757)
Private label residential CMOs	201,988	(3,291)	—	—	201,988	(3,291)
Collateralized loan obligations	137,619	(374)	43,730	(70)	181,349	(444)
Private label commercial MBS	397,619	(3,244)	—	—	397,619	(3,244)
Asset-backed securities	38,742	(137)	15,762	(187)	54,504	(324)
SBA securities	—	—	1,864	(32)	1,864	(32)
Total	$5,102,495	$(63,559)	$322,496	$(8,536)	$5,424,991	$(72,095)
The securities that were in an unrealized loss position at December 31, 2022, were considered impaired and required further review to determine if the unrealized losses were credit-related. We concluded their unrealized losses were a result of the level of market interest rates relative to the types of securities and pricing changes caused by shifting supply and demand dynamics and not a result of downgraded credit ratings or other indicators of deterioration of the underlying issuers' ability to repay. We also considered the seniority of the tranches and U.S. government agency guarantees, if any, to assess whether an unrealized loss was credit-related. Accordingly, we determined the unrealized losses were not credit-related and recognized the unrealized losses in “Accumulated other comprehensive (loss) income” of “Stockholders' equity” on the consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Although we periodically sell securities for portfolio management purposes, we do not foresee having to sell any impaired securities strictly for liquidity needs and believe that it is more likely than not we would not be required to sell any impaired securities before recovery of their amortized cost.
Contractual Maturities of Securities Available-for-Sale
The following tables present the contractual maturities of our available-for-sale securities portfolio based on amortized cost and fair value as of the date indicated:
	December 31, 2022
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Agency residential MBS	$—	$—	$—	$2,685,038	$2,685,038
U.S. Treasury securities	4,998	—	766,147	—	771,145
Agency commercial MBS	—	208,626	322,213	18,653	549,492
Agency residential CMOs	—	—	178,348	338,826	517,174
Municipal securities	3,680	43,405	330,116	22,523	399,724
Corporate debt securities	—	5,000	339,767	—	344,767
Private label residential CMOs	—	—	—	207,123	207,123
Collateralized loan obligations	—	—	70,321	38,838	109,159
Private label commercial MBS	—	—	—	28,903	28,903
Asset-backed securities	—	—	—	23,568	23,568
SBA securities	4,245	—	—	14,279	18,524
Total	$12,923	$257,031	$2,006,912	$3,377,751	$5,654,617
	December 31, 2022
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Fair Value:
Agency residential MBS	$—	$—	$—	$2,242,042	$2,242,042
U.S. Treasury securities	4,972	—	665,098	—	670,070
Agency commercial MBS	—	192,142	277,940	17,524	487,606
Agency residential CMOs	—	—	155,835	301,228	457,063
Municipal securities	3,680	38,147	276,878	20,621	339,326
Corporate debt securities	—	5,006	306,899	—	311,905
Private label residential CMOs	—	—	—	166,724	166,724
Collateralized loan obligations	—	—	66,580	35,681	102,261
Private label commercial MBS	—	—	—	26,827	26,827
Asset-backed securities	—	—	—	22,413	22,413
SBA securities	3,965	—	—	13,285	17,250
Total	$12,617	$235,295	$1,749,230	$2,846,345	$4,843,487
CMBS, CMOs, and MBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Securities Held-to-Maturity
The following table presents amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair values of securities held-to-maturity as of the date indicated:
	December 31, 2022
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Municipal securities	$1,243,443	$(140)	$1,243,303	$8	$(77,526)	$1,165,785
Agency commercial MBS	427,411	—	427,411	—	(34,287)	393,124
Private label commercial MBS	345,825	—	345,825	—	(26,027)	319,798
U.S. Treasury securities	184,162	—	184,162	—	(12,462)	171,700
Corporate debt securities	69,794	(1,360)	68,434	—	(8,369)	60,065
Total(1)	$2,270,635	$(1,500)	$2,269,135	$8	$(158,671)	$2,110,472
(1)	Excludes accrued interest receivable of $13.5 million at December 31, 2022 which is recorded in “Other assets” on the consolidated balance sheets.
As of December 31, 2022, securities held-to-maturity with a fair value of $1.7 billion were pledged as collateral to the FHLB to increase borrowing capacity and for public deposits and letters of credit.
Allowance for Credit Losses on Securities Held-to-Maturity
The following table presents the changes by major security type in our allowance for credit losses on securities held-to-maturity for the year indicated:
	Year Ended December 31, 2022
Security Type	Allowance for Credit Losses, Beginning of Period	Provision for Credit Losses	Charge-offs	Recoveries	Allowance for Credit Losses, End of Period
	(In thousands)
Municipal securities	$—	$140	$—	$—	$140
Corporate debt securities	—	1,360	—	—	1,360
Total	$—	$1,500	$—	$—	$1,500
Credit losses on HTM securities are recorded at the time of purchase, acquisition, or when the Company designates securities as held-to-maturity. Credit losses on HTM securities are representative of current expected credit losses that may be incurred over the life of the investment. Accrued interest receivable on HTM securities, which is included in other assets on the consolidated balance sheets, is excluded from the estimate of expected credit losses. HTM U.S. treasury securities and agency-backed MBS securities are considered to have no risk of loss as they are either explicitly or implicitly guaranteed by the U.S. government. The change in fair value in the HTM private label CMBS portfolio is solely driven by changes in interest rates. The Company has no knowledge of any underlying credit issues and the cash flows underlying the debt securities have not changed and are not expected to be impacted by changes in interest rates and, thus, there is no related ACL for this portfolio. The underlying bonds in the Company’s HTM municipal securities and HTM corporate debt securities portfolios are evaluated for credit losses in conjunction with management’s estimate of the allowance for credit losses based primarily on credit ratings.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Securities Held-to-Maturity by Credit Quality Indicator
The Company uses S&P, Moody's, Fitch, Kroll, and Egan Jones ratings as the credit quality indicators for its held-to-maturity securities. The following table presents our securities held-to-maturity portfolio by the lowest available credit rating as of the date indicated:
	December 31, 2022
Security Type	AAA	AA+	AA	AA-	A	A-	BBB	NR	Total
	(In thousands)
Amortized Cost:
Municipal securities	$568,674	$385,990	$173,751	$95,471	$1,901	$—	$—	$17,656	$1,243,443
Agency commercial MBS	—	427,411	—	—	—	—	—	—	427,411
Private label commercial MBS	345,825	—	—	—	—	—	—	—	345,825
U.S. Treasury securities	—	184,162	—	—	—	—	—	—	184,162
Corporate debt securities	—	—	—	—	—	23,244	20,999	25,551	69,794
Total	$914,499	$997,563	$173,751	$95,471	$1,901	$23,244	$20,999	$43,207	$2,270,635
Contractual Maturities of Securities Held-to-Maturity
The following table presents the contractual maturities of our securities held-to-maturity portfolio based on amortized cost and carrying value as of the date indicated:
	December 31, 2022
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Municipal securities	$—	$—	$336,321	$907,122	$1,243,443
Agency commercial MBS	—	—	406,193	21,218	427,411
Private label commercial MBS	—	—	35,985	309,840	345,825
U.S. Treasury securities	—	—	184,162	—	184,162
Corporate debt securities	—	—	—	69,794	69,794
Total	$—	$—	$962,661	$1,307,974	$2,270,635

Fair Value:
Municipal securities	$—	$—	$310,221	$855,564	$1,165,785
Agency commercial MBS	—	—	373,916	19,208	393,124
Private label commercial MBS	—	—	33,374	286,424	319,798
U.S. Treasury securities	—	—	171,700	—	171,700
Corporate debt securities	—	—	—	60,065	60,065
Total	$—	$—	$889,211	$1,221,261	$2,110,472
CMBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.
FHLB Stock
In connection with outstanding FHLB advances, the Bank owned FHLB stock carried at cost of $34.3 million and $17.3 million at December 31, 2022 and 2021. At December 31, 2022 and 2021, the Bank was required to own FHLB stock equal to a percentage of outstanding FHLB advances. We evaluated the carrying

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
value of our FHLB stock investment at December 31, 2022 and determined that it was not impaired. Our evaluation considered the long-term nature of the investment, the current financial and liquidity position of the FHLB, repurchase activity of excess stock by the FHLB at its carrying value, the return on the investment from recurring dividends, and our intent and ability to hold this investment for a period of time sufficient to recover our recorded investment.
Interest Income on Investment Securities
The following table presents the composition of our interest income on investment securities for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Taxable interest	$179,496	$118,561	$80,426
Non-taxable interest	28,936	33,916	24,771
Dividend income	1,319	991	1,573
Total interest income on investment securities	$209,751	$153,468	$106,770
NOTE 5. LOANS AND LEASES
Loans and Leases Held for Investment
The following table summarizes the composition of our loans and leases held for investment as of the dates indicated:
	December 31,
	2022	2021
	(In thousands)
Real estate mortgage	$15,272,527	$11,189,278
Real estate construction and land(1)	4,711,677	3,491,340
Commercial	8,297,182	7,888,068
Consumer	444,630	457,622
Total gross loans and leases held for investment	28,726,016	23,026,308
Deferred fees, net	(116,887)	(84,760)
Total loans and leases held for investment, net of deferred fees	28,609,129	22,941,548
Allowance for loan and lease losses	(200,732)	(200,564)
Total loans and leases held for investment, net(2)	$28,408,397	$22,740,984
(1)	Includes land and acquisition and development loans of $153.5 million and $151.8 million at December 31, 2022 and 2021.
(2)	Excludes accrued interest receivable of $124.3 million and $80.3 million at December 31, 2022 and 2021, which is recorded in “Other assets” on the consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following tables present an aging analysis of our loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	December 31, 2022
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$1,721	$29,269	$30,990	$3,815,841	$3,846,831
Residential	74,918	30,963	105,881	11,290,900	11,396,781
Total real estate mortgage	76,639	60,232	136,871	15,106,741	15,243,612
Real estate construction and land:
Commercial	—	—	—	898,592	898,592
Residential	26,810	8,912	35,722	3,704,570	3,740,292
Total real estate construction and land	26,810	8,912	35,722	4,603,162	4,638,884
Commercial:
Asset-based	—	434	434	5,139,775	5,140,209
Venture capital	—	—	—	2,033,302	2,033,302
Other commercial	461	1,195	1,656	1,106,795	1,108,451
Total commercial	461	1,629	2,090	8,279,872	8,281,962
Consumer	1,935	149	2,084	442,587	444,671
Total	$105,845	$70,922	$176,767	$28,432,362	$28,609,129
	December 31, 2021
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$5,307	$2,236	$7,543	$3,754,756	$3,762,299
Residential	40,505	9,666	50,171	7,366,250	7,416,421
Total real estate mortgage	45,812	11,902	57,714	11,121,006	11,178,720
Real estate construction and land:
Commercial	—	—	—	832,591	832,591
Residential	7,271	2,223	9,494	2,595,042	2,604,536
Total real estate construction and land	7,271	2,223	9,494	3,427,633	3,437,127
Commercial:
Asset-based	—	464	464	4,075,013	4,075,477
Venture capital	—	—	—	2,320,593	2,320,593
Other commercial	955	3,601	4,556	1,467,425	1,471,981
Total commercial	955	4,065	5,020	7,863,031	7,868,051
Consumer	1,004	276	1,280	456,370	457,650
Total	$55,042	$18,466	$73,508	$22,868,040	$22,941,548

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents our nonaccrual and performing loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	December 31,
	2022			2021
	Nonaccrual	Performing	Total	Nonaccrual	Performing	Total
	(In thousands)
Real estate mortgage:
Commercial	$42,509	$3,804,322	$3,846,831	$27,540	$3,734,759	$3,762,299
Residential	45,272	11,351,509	11,396,781	12,292	7,404,129	7,416,421
Total real estate mortgage	87,781	15,155,831	15,243,612	39,832	11,138,888	11,178,720
Real estate construction and land:
Commercial	—	898,592	898,592	—	832,591	832,591
Residential	10,621	3,729,671	3,740,292	4,715	2,599,821	2,604,536
Total real estate construction and land	10,621	4,628,263	4,638,884	4,715	3,432,412	3,437,127
Commercial:
Asset-based	865	5,139,344	5,140,209	1,464	4,074,013	4,075,477
Venture capital	—	2,033,302	2,033,302	2,799	2,317,794	2,320,593
Other commercial	4,345	1,104,106	1,108,451	11,950	1,460,031	1,471,981
Total commercial	5,210	8,276,752	8,281,962	16,213	7,851,838	7,868,051
Consumer	166	444,505	444,671	414	457,236	457,650
Total	$103,778	$28,505,351	$28,609,129	$61,174	$22,880,374	$22,941,548
The amount of interest income that would have been recorded on nonaccrual loans and leases at December 31, 2022 and 2021 had such loans and leases been current in accordance with their original terms was $6.3 million and $4.9 million for 2022 and 2021.
At December 31, 2022, nonaccrual loans and leases included $70.9 million of loans and leases 90 or more days past due, $6.8 million of loans 30 to 89 days past due and $26.0 million of current loans that were placed on nonaccrual status based on management’s judgment regarding their collectability. At December 31, 2021, nonaccrual loans and leases included $18.5 million of loans and leases 90 or more days past due, $6.3 million of loans 30 to 89 days past due and $36.4 million of current loans that were placed on nonaccrual status based on management’s judgment regarding their collectability.
As of December 31, 2022, our three largest loan relationships on nonaccrual status had an aggregate carrying value of $30.8 million and represented 30% of total nonaccrual loans and leases.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following tables present the credit risk rating categories for loans and leases held for investment by loan portfolio segment and class as of the dates indicated. Classified loans and leases are those with a credit risk rating of either substandard or doubtful.
	December 31, 2022
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$43,737	$106,493	$3,696,601	$3,846,831
Residential	53,207	82,688	11,260,886	11,396,781
Total real estate mortgage	96,944	189,181	14,957,487	15,243,612
Real estate construction and land:
Commercial	—	91,334	807,258	898,592
Residential	10,961	80,860	3,648,471	3,740,292
Total real estate construction and land	10,961	172,194	4,455,729	4,638,884
Commercial:
Asset-based	865	56,836	5,082,508	5,140,209
Venture capital	2,753	127,907	1,902,642	2,033,302
Other commercial	6,473	13,233	1,088,745	1,108,451
Total commercial	10,091	197,976	8,073,895	8,281,962
Consumer	275	6,908	437,488	444,671
Total	$118,271	$566,259	$27,924,599	$28,609,129
	December 31, 2021
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$62,206	$191,809	$3,508,284	$3,762,299
Residential	17,700	19,848	7,378,873	7,416,421
Total real estate mortgage	79,906	211,657	10,887,157	11,178,720
Real estate construction and land:
Commercial	—	67,727	764,864	832,591
Residential	4,715	1,720	2,598,101	2,604,536
Total real estate construction and land	4,715	69,447	3,362,965	3,437,127
Commercial:
Asset-based	4,591	78,305	3,992,581	4,075,477
Venture capital	4,794	14,833	2,300,966	2,320,593
Other commercial	21,659	15,528	1,434,794	1,471,981
Total commercial	31,044	108,666	7,728,341	7,868,051
Consumer	439	1,841	455,370	457,650
Total	$116,104	$391,611	$22,433,833	$22,941,548

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents our nonaccrual loans and leases by loan portfolio segment and class and by with and without an allowance recorded as of the date indicated and interest income recognized on nonaccrual loans and leases for the year indicated:
	At and For the Year Ended
	December 31, 2022		December 31, 2021
	Nonaccrual Recorded Investment	Interest Income Recognized	Nonaccrual Recorded Investment	Interest Income Recognized
	(In thousands)
With An Allowance Recorded:
Real estate mortgage:
Commercial	$15,487	$—	$70	$—
Residential	6,392	—	3,555	—
Real estate construction and land:
Commercial	—	—	—	—
Residential	1,575	—	616	—
Commercial:
Asset based	431	—	1,000	—
Venture capital	—	—	2,799	—
Other commercial	1,116	—	1,081	—
Consumer	166	—	19	—
With No Related Allowance Recorded:
Real estate mortgage:
Commercial	$27,022	$444	$27,470	$596
Residential	38,880	—	8,737	—
Real estate construction and land:
Commercial	—	—	—	—
Residential	9,046	—	4,099	—
Commercial:
Asset based	434	—	464	—
Venture capital	—	—	—	—
Other commercial	3,229	480	10,869	169
Consumer	—	—	395	—
Total Loans and Leases With and Without an Allowance Recorded:
Real estate mortgage	$87,781	$444	$39,832	$596
Real estate construction and land	10,621	—	4,715	—
Commercial	5,210	480	16,213	169
Consumer	166	—	414	—
Total	$103,778	$924	$61,174	$765

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following tables present our loans held for investment by loan portfolio segment and class, by credit quality indicator (internal risk ratings), and by year of origination (vintage year) as of the date indicated:
Amortized Cost Basis (1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$4,957	$3,791	$7,215	$26,132	$4,690	$35,343	$1,290	$—	$83,418
3-4 Pass	537,931	501,576	467,792	322,448	539,701	1,148,386	85,284	10,065	3,613,183
5 Special mention	—	—	728	16,394	2,294	87,077	—	—	106,493
6-8 Classified	—	559	464	1,310	27,396	14,008	—	—	43,737
Total	$542,888	$505,926	$476,199	$366,284	$574,081	$1,284,814	$86,574	$10,065	$3,846,831
Current YTD period:
Gross charge-offs	$—	$67	$—	$79	$2,258	$326	$—	$—	$2,730
Real Estate Mortgage: Residential
Internal risk rating:
1-2 High pass	$—	$89,251	$19,945	$58,275	$66,219	$69,805	$1,000	$—	$304,495
3-4 Pass	4,401,409	4,193,056	603,065	676,169	447,223	531,579	103,794	96	10,956,391
5 Special mention	9,455	11,841	5,897	16,974	7,112	31,409	—	—	82,688
6-8 Classified	16,558	25,590	4,690	—	2,750	3,416	—	203	53,207
Total	$4,427,422	$4,319,738	$633,597	$751,418	$523,304	$636,209	$104,794	$299	$11,396,781
Current YTD period:
Gross charge-offs	$249	$425	$140	$—	$—	$81	$—	$—	$895

Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	299,538	170,397	74,634	237,294	17,763	7,632	—	—	807,258
5 Special mention	—	—	—	—	91,334	—	—	—	91,334
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$299,538	$170,397	$74,634	$237,294	$109,097	$7,632	$—	$—	$898,592
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Amortized Cost Basis (1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	950,144	1,393,485	848,201	282,076	125,806	204	48,555	—	3,648,471
5 Special mention	17,817	13,925	3,963	45,155	—	—	—	—	80,860
6-8 Classified	2,690	7,628	643	—	—	—	—	—	10,961
Total	$970,651	$1,415,038	$852,807	$327,231	$125,806	$204	$48,555	$—	$3,740,292
Current YTD period:
Gross charge-offs	$—	$659	$772	$—	$—	$—	$—	$—	$1,431

Commercial: Asset-Based
Internal risk rating:
1-2 High pass	$225,140	$209,272	$57,727	$202,063	$121,600	$208,542	$850,031	$—	$1,874,375
3-4 Pass	547,675	188,269	52,711	35,811	33,426	40,714	2,239,785	69,742	3,208,133
5 Special mention	—	—	—	43,409	—	3,505	9,922	—	56,836
6-8 Classified	—	—	—	—	—	434	—	431	865
Total	$772,815	$397,541	$110,438	$281,283	$155,026	$253,195	$3,099,738	$70,173	$5,140,209
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$750	$—	$750

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$(40)	$—	$2,000	$—	$134	$3	$216,535	$503	$219,135
3-4 Pass	92,015	136,296	18,075	3,705	1,833	910	1,365,101	65,572	1,683,507
5 Special mention	13,970	40,924	4,483	23,202	—	—	40,335	4,993	127,907
6-8 Classified	—	2,753	—	—	—	—	—	—	2,753
Total	$105,945	$179,973	$24,558	$26,907	$1,967	$913	$1,621,971	$71,068	$2,033,302
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$940	$—	$940
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Amortized Cost Basis(1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$3,591	$10,880	$12	$161	$3	$14	$20,958	$—	$35,619
3-4 Pass	84,930	278,208	54,542	41,908	47,771	87,645	454,438	3,684	1,053,126
5 Special mention	7,038	796	184	695	1,526	2,858	47	89	13,233
6-8 Classified	—	806	—	319	(3)	2,653	1,600	1,098	6,473
Total	$95,559	$290,690	$54,738	$43,083	$49,297	$93,170	$477,043	$4,871	$1,108,451
Current YTD period:
Gross charge-offs	$—	$209	$—	$1	$—	$2,537	$1,906	$474	$5,127

Consumer
Internal risk rating:
1-2 High pass	$34	$30	$7	$—	$1	$—	$854	$—	$926
3-4 Pass	62,868	226,084	20,798	48,542	31,693	37,838	8,739	—	436,562
5 Special mention	1,252	3,490	464	1,126	278	238	60	—	6,908
6-8 Classified	47	—	—	59	79	74	—	16	275
Total	$64,201	$229,604	$21,269	$49,727	$32,051	$38,150	$9,653	$16	$444,671
Current YTD period:
Gross charge-offs	$309	$529	$237	$728	$—	$354	$—	$7	$2,164

Total Loans and Leases
Internal risk rating:
1-2 High pass	$233,682	$313,224	$86,906	$286,631	$192,647	$313,707	$1,090,668	$503	$2,517,968
3-4 Pass	6,976,510	7,087,371	2,139,818	1,647,953	1,245,216	1,854,908	4,305,696	149,159	25,406,631
5 Special mention	49,532	70,976	15,719	146,955	102,544	125,087	50,364	5,082	566,259
6-8 Classified	19,295	37,336	5,797	1,688	30,222	20,585	1,600	1,748	118,271
Total	$7,279,019	$7,508,907	$2,248,240	$2,083,227	$1,570,629	$2,314,287	$5,448,328	$156,492	$28,609,129
Current YTD period:
Gross charge-offs	$558	$1,889	$1,149	$808	$2,258	$3,298	$3,596	$481	$14,037
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Amortized Cost Basis(1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$561	$9,148	$32,304	$8,289	$6,248	$33,493	$3	$—	$90,046
3-4 Pass	499,626	531,989	321,728	578,436	489,727	932,950	51,805	11,977	3,418,238
5 Special mention	—	4,811	63,381	76,372	6,533	40,712	—	—	191,809
6-8 Classified	—	488	17,037	5,340	6,278	33,063	—	—	62,206
Total	$500,187	$546,436	$434,450	$668,437	$508,786	$1,040,218	$51,808	$11,977	$3,762,299
Current YTD period:
Gross charge-offs	$—	$—	$189	$168	$344	$264	$—	$—	$965
Gross recoveries	—	—	—	—	(8)	(6,073)	—	—	(6,081)
Net	$—	$—	$189	$168	$336	$(5,809)	$—	$—	$(5,116)

Real Estate Mortgage: Residential
Internal risk rating:
1-2 High pass	$95,016	$29,339	$57,874	$47,688	$11,776	$16,703	$28,115	$—	$286,511
3-4 Pass	4,405,055	623,207	573,718	616,515	547,531	234,525	91,655	156	7,092,362
5 Special mention	2,871	3,810	13,007	—	—	—	160	—	19,848
6-8 Classified	5,161	5,217	—	3,323	304	3,424	—	271	17,700
Total	$4,508,103	$661,573	$644,599	$667,526	$559,611	$254,652	$119,930	$427	$7,416,421
Current YTD period:
Gross charge-offs	$28	$80	$—	$—	$—	$55	$—	$—	$163
Gross recoveries	(28)	—	—	—	—	(357)	—	(301)	(686)
Net	$—	$80	$—	$—	$—	$(302)	$—	$(301)	$(523)

Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	96,108	96,448	386,832	152,444	720	14,122	18,190	—	764,864
5 Special mention	—	—	—	—	67,727	—	—	—	67,727
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$96,108	$96,448	$386,832	$152,444	$68,447	$14,122	$18,190	$—	$832,591
Current YTD period:
Gross charge-offs	$—	$—	$—	$775	$—	$—	$—	$—	$775
Gross recoveries	—	—	—	—	—	—	—	—	—
Net	$—	$—	$—	$775	$—	$—	$—	$—	$775
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Amortized Cost Basis(1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	849,188	672,864	851,127	163,950	17,526	3,970	28,804	10,672	2,598,101
5 Special mention	276	1,185	—	—	259	—	—	—	1,720
6-8 Classified	849	3,278	588	—	—	—	—	—	4,715
Total	$850,313	$677,327	$851,715	$163,950	$17,785	$3,970	$28,804	$10,672	$2,604,536
Current YTD period:
Gross charge-offs	$7	$—	$—	$—	$—	$—	$—	$—	$7
Gross recoveries	—	—	—	—	—	—	—	—	—
Net	$7	$—	$—	$—	$—	$—	$—	$—	$7

Commercial: Asset-Based
Internal risk rating:
1-2 High pass	$138,836	$72,725	$178,291	$123,947	$71,940	$188,411	$706,656	$50,495	$1,531,301
3-4 Pass	242,209	71,930	59,748	45,375	8,350	34,833	1,992,677	6,158	2,461,280
5 Special mention	—	—	48,796	13,138	—	—	12,393	3,978	78,305
6-8 Classified	—	—	—	—	—	464	4,027	100	4,591
Total	$381,045	$144,655	$286,835	$182,460	$80,290	$223,708	$2,715,753	$60,731	$4,075,477
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$232	$232
Gross recoveries	—	—	—	—	—	(691)	(28)	—	(719)
Net	$—	$—	$—	$—	$—	$(691)	$(28)	$232	$(487)

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$—	$1,999	$—	$—	$(4)	$14	$228,820	$—	$230,829
3-4 Pass	229,567	58,283	46,007	7,241	1,614	4,166	1,715,057	8,202	2,070,137
5 Special mention	8,980	2,778	499	—	—	2,593	(17)	—	14,833
6-8 Classified	500	—	—	2,000	—	—	(6)	2,300	4,794
Total	$239,047	$63,060	$46,506	$9,241	$1,610	$6,773	$1,943,854	$10,502	$2,320,593
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$620	$—	$—	$620
Gross recoveries	—	—	(127)	(37)	(158)	(82)	—	—	(404)
Net	$—	$—	$(127)	$(37)	$(158)	$538	$—	$—	$216
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Amortized Cost Basis(1) December 31, 2022	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
	2022	2021	2020	2019	2018	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$134,825	$22,556	$261	$4	$246	$(50)	$18,206	$693	$176,741
3-4 Pass	286,281	73,328	77,487	67,591	46,939	89,408	607,197	9,822	1,258,053
5 Special mention	—	291	1	2,088	115	11,911	1,061	61	15,528
6-8 Classified	53	1	395	(3)	223	4,212	15,731	1,047	21,659
Total	$421,159	$96,176	$78,144	$69,680	$47,523	$105,481	$642,195	$11,623	$1,471,981
Current YTD period:
Gross charge-offs	$1,992	$—	$122	$47	$139	$797	$985	$2,364	$6,446
Gross recoveries	—	—	(42)	—	(268)	(4,076)	(57)	(145)	(4,588)
Net	$1,992	$—	$80	$47	$(129)	$(3,279)	$928	$2,219	$1,858

Consumer
Internal risk rating:
1-2 High pass	$36	$11	$—	$5	$4	$—	$646	$—	$702
3-4 Pass	261,678	24,195	73,860	35,623	21,707	31,916	5,689	—	454,668
5 Special mention	797	363	496	—	50	135	—	—	1,841
6-8 Classified	—	22	123	111	21	143	—	19	439
Total	$262,511	$24,591	$74,479	$35,739	$21,782	$32,194	$6,335	$19	$457,650
Current YTD period:
Gross charge-offs	$—	$185	$654	$156	$270	$188	$—	$54	$1,507
Gross recoveries	—	—	—	(27)	(13)	(79)	(1)	—	(120)
Net	$—	$185	$654	$129	$257	$109	$(1)	$54	$1,387

Total Loans and Leases
Internal risk rating:
1-2 High pass	$369,274	$135,778	$268,730	$179,933	$90,210	$238,571	$982,446	$51,188	$2,316,130
3-4 Pass	6,869,712	2,152,244	2,390,507	1,667,175	1,134,114	1,345,890	4,511,074	46,987	20,117,703
5 Special mention	12,924	13,238	126,180	91,598	74,684	55,351	13,597	4,039	391,611
6-8 Classified	6,563	9,006	18,143	10,771	6,826	41,306	19,752	3,737	116,104
Total	$7,258,473	$2,310,266	$2,803,560	$1,949,477	$1,305,834	$1,681,118	$5,526,869	$105,951	$22,941,548
Current YTD period:
Gross charge-offs	$2,027	$265	$965	$1,146	$753	$1,924	$985	$2,650	$10,715
Gross recoveries	(28)	—	(169)	(64)	(447)	(11,358)	(86)	(446)	(12,598)
Net	$1,999	$265	$796	$1,082	$306	$(9,434)	$899	$2,204	$(1,883)
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
TDRs are a result of rate reductions, term extensions, fee concessions, transfers to foreclosed assets, discounted loan payoffs, and debt forgiveness, or a combination thereof. Between March 2020 and December 2021, the Company granted various commercial and consumer loan modifications to provide borrowers relief from the economic impacts of COVID-19. In accordance with the CARES Act, the Company elected to not apply TDR classification to COVID-19 related loan modifications that met all of the requisite criteria as stipulated in the CARES Act. The following table presents our troubled debt restructurings of loans held for investment by loan portfolio segment and class for the years indicated:
	Troubled Debt Restructurings			Troubled Debt Restructurings That Subsequently Defaulted(1)
	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment	Number of Loans	Recorded Investment(1)
	(Dollars In thousands)
Year Ended December 31, 2022
Real estate mortgage:
Commercial	4	$626	$626	—	$—
Residential	18	5,562	1,098	1	97
Real estate construction and land:
Residential	4	3,521	—	—	—
Commercial:
Venture capital	6	6,262	3,330	—	—
Other commercial	23	1,484	1,484	—	—
Consumer	1	18	18	—	—
Total	56	$17,473	$6,556	1	$97
Year Ended December 31, 2021
Real estate mortgage:
Commercial	2	$647	$—	—	$—
Residential	6	802	802	—	—
Real estate construction and land:
Residential	1	208	208	—	—
Commercial:
Asset-based	2	1,987	1,987	1	464
Venture capital	5	4,502	2,529	—	—
Other commercial	40	48,760	30,786	3	2,066
Consumer	1	20	20	—	—
Total	57	$56,926	$36,332	4	$2,530
Year Ended December 31, 2020
Real estate mortgage:
Commercial	12	$17,201	$4,222	1	$412
Residential	9	1,816	1,816	—	—
Commercial:
Asset-based	8	17,008	1,741	—	—
Venture capital	2	2,047	2,047	—	—
Other commercial	37	41,906	27,403	1	92
Consumer	3	212	212	—	—
Total	71	$80,190	$37,441	2	$504
(1)
The population of defaulted TDRs for the period indicated includes only those loans restructured during the preceding 12-month period. For example, for the year ended December 31, 2022, the population of defaulted TDRs includes only those loans restructured after December 31, 2021. The table excludes defaulted TDRs in those classes for which the recorded investment was zero at the end of the period.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
At December 31, 2022 and 2021, we had unfunded commitments related to TDRs of $897,000 and $2.0 million.
Leases Receivable
We provide equipment financing to our customers primarily with operating and direct financing leases. For direct financing leases, lease receivables are recorded on the balance sheet but the leased equipment is not, although we generally retain legal title to the leased equipment until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Direct financing leases are subject to our accounting for allowance for loan and lease losses. See Note 10. Leases for information regarding operating leases where we are the lessor.
The following table provides the components of leases receivable income for the period indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Component of leases receivable income:
Interest income on net investments in leases	$10,813	$8,976	$8,049
The following table presents the components of leases receivable as of the date indicated:
	December 31,
	2022	2021
	(In thousands)
Net Investment in Direct Financing Leases:
Lease payments receivable	$232,909	$190,025
Unguaranteed residual assets	23,561	21,487
Deferred costs and other	1,815	1,373
Aggregate net investment in leases	$258,285	$212,885
The following table presents maturities of leases receivable as of the date indicated:
December 31, 2022
(In thousands)
Year Ending December 31,
2023	$69,139
2024	68,022
2025	49,643
2026	34,251
2027	21,892
Thereafter	17,998
Total undiscounted cash flows	260,945
Less: Unearned income	(28,036)
Present value of lease payments	$232,909

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Allowance for Loan and Lease Losses
The following tables present a summary of the activity in the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment for the years indicated:
	Year Ended December 31, 2022
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of year	$98,053	$45,079	$48,718	$8,714	$200,564
Charge-offs	(3,625)	(1,431)	(6,817)	(2,164)	(14,037)
Recoveries	1,749	177	7,163	116	9,205
Net (charge-offs) recoveries	(1,876)	(1,254)	346	(2,048)	(4,832)
Provision	(9,530)	9,157	3,785	1,588	5,000
Balance, end of year	$86,647	$52,982	$52,849	$8,254	$200,732

Ending Allowance by Evaluation Methodology:
Individually evaluated	$3,053	$—	$247	$—	$3,300
Collectively evaluated	$83,594	$52,982	$52,602	$8,254	$197,432

Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$68,571	$27,451	$4,422	$—	$100,444
Collectively evaluated	15,175,041	4,611,433	8,277,540	444,671	28,508,685
Ending balance	$15,243,612	$4,638,884	$8,281,962	$444,671	$28,609,129
	Year Ended December 31, 2021
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of year	$138,342	$78,356	$126,403	$5,080	$348,181
Charge-offs	(1,128)	(782)	(7,298)	(1,507)	(10,715)
Recoveries	6,767	—	5,711	120	12,598
Net recoveries (charge-offs)	5,639	(782)	(1,587)	(1,387)	1,883
Provision	(45,928)	(32,495)	(76,098)	5,021	(149,500)
Balance, end of year	$98,053	$45,079	$48,718	$8,714	$200,564

Ending Allowance by Evaluation Methodology:
Individually evaluated	$161	$—	$2,433	$—	$2,594
Collectively evaluated	$97,892	$45,079	$46,285	$8,714	$197,970

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	Year Ended December 31, 2021
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$37,030	$10,043	$31,317	$—	$78,390
Collectively evaluated	11,141,690	3,427,084	7,836,734	457,650	22,863,158
Ending balance	$11,178,720	$3,437,127	$7,868,051	$457,650	$22,941,548
The allowance for loan and lease losses increased by $0.2 million in 2022 due primarily to a provision for loan and lease losses of $5.0 million, offset partially by $4.8 million of net charge-offs. The provision for loan and lease losses in 2022 was driven by growth in loans and leases and a less favorable economic forecast offset partially by a decrease in qualitative reserves. For additional information regarding the calculation of the allowance for loan and lease losses using the CECL methodology, including discussion of forecasts used to estimate the allowance, please see Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment.
We actively participated in both rounds of the Paycheck Protection Program (“PPP”), under the provisions of the CARES Act during 2020 and 2021, originating $1.65 billion of such loans. As of December 31, 2022, PPP loans totaled $10.2 million, net of deferred fees. The loans have two or five year terms, are fully guaranteed by the SBA, and do not carry an allowance.
A loan is considered collateral-dependent, and is individually evaluated for reserve purposes, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes collateral-dependent loans held for investment by collateral type as of the following date:
	December 31,
	2022			2021
	Real Property	Business Assets	Total	Real Property	Business Assets	Total
	(In thousands)
Real estate mortgage	$80,145	$—	$80,145	$30,817	$—	$30,817
Real estate construction and land	11,742	—	11,742	10,421	—	10,421
Commercial	—	434	434	—	7,586	7,586
Total	$91,887	$434	$92,321	$41,238	$7,586	$48,824
Allowance for Credit Losses
The allowance for credit losses is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following tables present a summary of the activity in the allowance for loan and lease losses and reserve for unfunded loan commitments for the years indicated:
	Year Ended December 31, 2022
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of year	$200,564	$73,071	$273,635
Charge-offs	(14,037)	—	(14,037)
Recoveries	9,205	—	9,205
Net charge-offs	(4,832)	—	(4,832)
Provision	5,000	18,000	23,000
Balance, end of year	$200,732	$91,071	$291,803
	Year Ended December 31, 2021
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of year	$348,181	$85,571	$433,752
Charge-offs	(10,715)	—	(10,715)
Recoveries	12,598	—	12,598
Net recoveries	1,883	—	1,883
Provision	(149,500)	(12,500)	(162,000)
Balance, end of year	$200,564	$73,071	$273,635
NOTE 6. FORECLOSED ASSETS, NET
The following table summarizes foreclosed assets as of the dates indicated:
	December 31,
Property Type	2022	2021
	(In thousands)
Commercial real estate	$—	$12,594

Single-family residence	5,022	—
Total other real estate owned, net	5,022	12,594
Other foreclosed assets	—	249
Total foreclosed assets, net	$5,022	$12,843
The following table presents the changes in foreclosed assets, net of the valuation allowance, for the years indicated:
	Year Ended December 31,
Foreclosed Assets, Net	2022	2021	2020
	(In thousands)
Balance, beginning of year	$12,843	$14,027	$440
Transfers to foreclosed assets from loans	7,985	1,062	14,755
Provision for losses	(29)	(14)	(267)
Reductions related to sales	(15,777)	(2,232)	(901)
Balance, end of year	$5,022	$12,843	$14,027

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents the changes in the foreclosed assets valuation allowance for the years indicated:
	Year Ended December 31,
Foreclosed Assets Valuation Allowance	2022	2021	2020
	(In thousands)
Balance, beginning of year	$192	$354	$87
Provision for losses	29	14	267
Reductions related to sales	—	(176)	—
Balance, end of year	$221	$192	$354
NOTE 7. PREMISES AND EQUIPMENT, NET
The following table presents the components of premises and equipment as of the dates indicated:
	December 31,
	2022	2021
	(In thousands)
Land	$1,243	$1,243
Buildings	9,667	9,488
Furniture, fixtures and equipment	52,987	50,509
Leasehold improvements	77,506	66,143
Other assets	7,882	6,882
Premises and equipment, gross	149,285	134,265
Less: accumulated depreciation and amortization	(94,970)	(87,525)
Premises and equipment, net	$54,315	$46,740
Depreciation and amortization expense was $12.4 million, $11.1 million, and $11.5 million for the years ended December 31, 2022, 2021, and 2020.
NOTE 8. GOODWILL AND OTHER INTANGIBLE ASSETS, NET
In performing our annual goodwill assessment in the fourth quarter of 2022 of our two reportable segments - Commercial Banking and Civic, we conducted a qualitative assessment of our Commercial Banking reporting unit and a quantitative assessment of our Civic reporting unit. In performing the qualitative assessment, we considered relevant events and circumstances that may affect the fair value or carrying amount of the Commercial Banking reporting unit. The events and circumstances we considered included current macroeconomic conditions, current industry conditions and the financial performance of the reporting unit and we concluded that it was not more-likely-than-not that goodwill is impaired at the Commercial Banking reporting unit level. Furthermore, in connection with our plans to restructure the Civic reporting unit, we elected to bypass the qualitative assessment and proceeded directly to a quantitative test. We measured the fair value of the Civic reporting unit consistent with the fair value measurement principle that it is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. As a result of the quantitative assessment, we recorded a goodwill impairment of $29.0 million at the Civic reporting unit in the fourth quarter of 2022 as the estimated fair value of the reporting unit was less than the carrying value. This was a non-cash charge to earnings and had no impact on our regulatory capital ratios, cash flows, or liquidity position.
We performed our annual goodwill impairment testing in the fourth quarter of 2021. We evaluated the carrying value of goodwill for our one reportable segment and determined that it was not impaired.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents the changes in the carrying amount of goodwill for the years indicated:
Goodwill
(In thousands)
Balance, December 31, 2020	$1,078,670
Addition from the Civic acquisition	125,448
Addition from the HOA Business acquisition	201,618
Balance, December 31, 2021	1,405,736
Impairment - Civic	(29,000)
Balance, December 31, 2022	$1,376,736
Our other intangible assets with definite lives are CDI and CRI. CDI and CRI are amortized over their respective estimated useful lives and reviewed for impairment at least quarterly. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.
The following table presents the changes in CDI and CRI and the related accumulated amortization for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Gross Amount of CDI and CRI:
Balance, beginning of year	$133,850	$109,646	$117,573
Addition from the Civic acquisition	—	750	—
Addition from the HOA Business acquisition	—	33,300	—
Fully amortized portion	(42,300)	(9,846)	(7,927)
Balance, end of year	91,550	133,850	109,646
Accumulated Amortization:
Balance, beginning of year	(88,893)	(86,005)	(79,179)
Amortization expense	(13,576)	(12,734)	(14,753)
Fully amortized portion	42,300	9,846	7,927
Balance, end of year	(60,169)	(88,893)	(86,005)
Net CDI and CRI, end of year	$31,381	$44,957	$23,641
The following table presents the estimated aggregate future amortization expense for our current intangible assets as of the date indicated:
December 31, 2022
(In thousands)
Year Ending December 31,
2023	$9,085
2024	6,404
2025	4,087
2026	3,481
2027	2,876
Thereafter	5,448
Net CDI and CRI	$31,381

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 9. OTHER ASSETS
The following table presents the detail of our other assets as of the dates indicated:
	December 31,
Other Assets	2022	2021
	(In thousands)
LIHTC investments	$328,555	$297,746
Deferred tax asset, net(1)	281,848	—
Cash surrender value of BOLI	207,797	203,836
Interest receivable	157,109	120,329
Operating lease ROU assets, net(2)	126,255	123,225
Taxes receivable	89,924	36,011
Equity investments without readily determinable fair values	63,280	62,975
SBIC investments	62,227	46,861
Prepaid expenses	26,752	27,632
Equity warrants(3)	4,048	3,555
Equity investments with readily determinable fair values	1	28,578
Other receivables/assets	148,834	133,244
Total other assets	$1,496,630	$1,083,992
(1)	At December 31, 2021, this was a net deferred tax liability of $19.6 million.
(2)	See Note 10. Leases for further details regarding the operating lease ROU assets.
(3)	See Note 13. Derivatives for information regarding equity warrants.
The Company invests as a limited partner in LIHTC partnerships that operate qualified affordable housing projects and generate tax benefits for investors, including federal low income housing tax credits. The partnerships are deemed to be VIEs because they do not have sufficient equity investment at risk and are structured with non-substantive voting rights; however, we are not the primary beneficiary of the VIEs and do not consolidate them. We amortize the investment in proportion to the allocated tax benefits using the proportional amortization method of accounting and record such benefits net of investment amortization in income tax expense.
The Company has purchased life insurance policies on certain employees and has also acquired life insurance policies through acquisitions. BOLI is recorded at the amount that can be realized under the insurance contract, which is the cash surrender value. The increase in the cash surrender value each period and the receipt of death benefit proceeds in excess of the cash surrender value are recorded to “Noninterest income - other.”
The Company's equity investments without readily determinable fair values include investments in privately held companies, limited partnerships, entities from which we issued trust preferred securities, CRA-related loan pool investments, and CRA-related equity investments. The CRA-related loan pool and equity investments primarily consist of investments in partnerships which provide affordable housing and participations in loan pools which provide low-cost loans to low and moderate income applicants. We measure our equity investments without readily determinable fair values using the measurement alternative. Carrying values of these investments are adjusted to fair value upon observable transactions for identical or similar investments of the same issuer. Unrealized and realized gains and losses on equity investments without readily determinable fair values are recorded in “Noninterest income - other” on the consolidated statements of earnings (loss).
The Company's equity investments with readily determinable fair values include investments in public companies, often from the exercise of warrants, and publicly-traded mutual funds. Unrealized and realized gains and losses on equity investments with readily determinable fair values are recorded in “Noninterest income - other” on the consolidated statements of earnings (loss).

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 10. LEASES
We determine if an arrangement is a lease at inception by assessing whether there is an identified asset, and whether the contract conveys the right to control the use of the identified asset for a period of time in exchange for consideration. ASC Topic 842 also requires a lessee to classify a lease as either finance or operating.
ROU assets represent a lessee's right to use an underlying asset for the lease term and lease liabilities represent a lessee's obligation to make lease payments arising from the lease. We amortize the operating lease ROU assets and record interest expense on the operating lease liabilities over the lease terms.
Operating leases with a term of more than one year are included in operating lease ROU assets and operating lease liabilities, which are reported in “Other assets” and “Accrued interest payable and other liabilities” on the Company's consolidated balance sheets. Short-term leases (initial term of less than 12 months) are not recorded on the balance sheet and lease expense is recognized on a straight-line basis over the lease term. We have lease agreements with lease and non-lease components, which are accounted for as a single lease component. Most leases include one or more options to renew, with renewal terms that can extend the lease from one to ten years. The exercise of lease renewal options is at our sole discretion. Some of our leases also include termination options. We have determined that we do not meet the reasonably certain threshold to exercise any renewal or termination options, therefore our lease terms do not reflect any optional periods. We rent or sublease certain office space to third parties. Our subleases consist of operating leases for offices that we have fully or partially vacated.
Certain of our lease agreements also include rental payments that adjust periodically based on changes in the CPI. We initially measured our lease payments using the index at the lease commencement date. Subsequent increases in the CPI are treated as variable lease payments and recognized in the period in which the obligation for those payments is incurred. The ROU assets and lease liabilities are not re-measured as a result of changes in the CPI. Our lease agreements do not contain any purchase options, residual value guarantees, or restrictive covenants.
Operating Leases as a Lessee
Our lease expense is a component of “Occupancy expense” on our consolidated statements of earnings (loss). The following table presents the components of lease expense for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Operating lease expense:
Fixed costs	$33,323	$34,541	$34,393
Variable costs	129	59	51
Short-term lease costs	1,466	1,347	385
Sublease income	(4,048)	(4,474)	(4,171)
Net lease expense	$30,870	$31,473	$30,658
The following table presents supplemental cash flow information related to leases for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$35,677	$36,212	$33,889
ROU assets obtained in exchange for lease obligations:
Operating leases	$39,661	$35,820	$24,309

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents supplemental balance sheet and other information related to operating leases as of the date indicated:
	December 31, 2022	December 31, 2021
	(Dollars in thousands)
Operating leases:
Operating lease right-of-use assets, net	$126,255	$123,225
Operating lease liabilities	$148,401	$142,117

Weighted average remaining lease term (in years)	6.6	5.6
Weighted average discount rate	2.64%	2.23%
The following table presents the maturities of operating lease liabilities as of the date indicated:
December 31, 2022
(In thousands)
Year Ending December 31,
2023	$34,275
2024	30,255
2025	26,413
2026	21,430
2027	15,323
Thereafter	51,943
Total operating lease liabilities	179,639
Less: Imputed interest	(31,238)
Present value of operating lease liabilities	$148,401
Operating Leases as a Lessor
We provide equipment financing to our customers through operating leases where we facilitate the purchase of equipment leased to our customers. The equipment is shown on our consolidated balance sheets as “Equipment leased to others under operating leases” and is depreciated to its estimated residual value at the end of the lease term, shown as “Leased equipment depreciation” in the consolidated statements of earnings (loss), according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as “Leased equipment income” in the consolidated statements of earnings (loss). The equipment is tested periodically for impairment. No impairment was recorded on “Equipment leased to others under operating leases” for the years ended December 31, 2022 and 2021.
The following table presents the contractual rental payments to be received on operating leases as of the date indicated:
December 31, 2022
(In thousands)
Year Ending December 31,
2023	$51,484
2024	49,883
2025	39,660
2026	33,422
2027	25,423
Thereafter	78,223
Total undiscounted cash flows	$278,095

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 11. DEPOSITS
The following table presents the components of interest-bearing deposits as of the dates indicated:
	December 31,
Deposit Composition	2022	2021
	(In thousands)
Interest checking	$7,938,911	$7,386,269
Money market	9,469,586	11,064,870
Savings	577,637	630,653
Time deposits $250,000 and under	3,198,434	885,938
Time deposits over $250,000	1,539,409	486,894
Total interest-bearing deposits	$22,723,977	$20,454,624
Brokered time deposits totaled $2.3 billion and $195.7 million at December 31, 2022 and 2021. Brokered non-maturity deposits totaled $2.6 billion and $0.9 billion at December 31, 2022 and 2021.
The following table summarizes the maturities of time deposits as of the date indicated:
	Time Deposits
December 31, 2022	$250,000 and Under	Over $250,000	Total
	(In thousands)
Year of Maturity:
2023	$2,749,030	$1,380,971	$4,130,001
2024	386,958	153,281	540,239
2025	58,634	949	59,583
2026	2,534	1,321	3,855
2027	1,278	2,887	4,165
Thereafter	—	—	—
Total	$3,198,434	$1,539,409	$4,737,843
NOTE 12. BORROWINGS AND SUBORDINATED DEBT
Borrowings
The following table summarizes our borrowings as of the dates indicated:
	December 31,
	2022		2021
Borrowing Type	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
FHLB secured advances	$1,270,000	4.62%	$—	—%
FHLB unsecured overnight advance	112,000	4.37%	—	—%
AFX borrowings	250,000	4.68%	—	—%
Credit-linked notes	132,030	14.56%	—	—%
Total borrowings	$1,764,030	5.36%	$—	—%
The Bank has established secured and unsecured lines of credit under which it may borrow funds from time to time on a term or overnight basis from the FHLB, the FRBSF, and other financial institutions.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
FHLB Secured Line of Credit. The Bank had secured financing capacity with the FHLB of $5.8 billion as of December 31, 2022, collateralized by a blanket lien on $7.0 billion of qualifying loans and $2.1 billion of securities.
The following table presents the interest rates and maturity dates of FHLB secured advances as of the dates indicated:
	December 31,
	2022			2021
	Balance	Rate	Maturity Date	Balance	Rate	Maturity Date
	(Dollars in thousands)
Overnight advance	$520,000	4.65%	1/3/2023	$—	—%	—
Term advance	500,000	4.59%	1/23/2023	—	—%	—
Term advance	250,000	4.64%	2/14/2023	—	—%	—
Total FHLB secured advances	$1,270,000	4.62%		$—	—%
FRBSF Secured Line of Credit. The Bank has a secured line of credit with the FRBSF. As of December 31, 2022, the Bank had secured borrowing capacity of $2.5 billion collateralized by liens covering $3.1 billion of qualifying loans. As of December 31, 2022 and December 31, 2021, there were no balances outstanding.
FHLB Unsecured Line of Credit. The Bank has a $112.0 million unsecured line of credit with the FHLB for the purchase of overnight funds, of which there was a $112.0 million balance outstanding at December 31, 2022 and no balance outstanding at December 31, 2021.
Federal Funds Arrangements with Commercial Banks. As of December 31, 2022, the Bank had unsecured lines of credit of $180.0 million in the aggregate with several correspondent banks for the purchase of overnight funds, subject to availability of funds. These lines are renewable annually and have no unused commitment fees. As of December 31, 2022 and December 31, 2021, there were no balances outstanding. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of December 31, 2022, the balance outstanding was $250.0 million, which consisted of $250.0 million in overnight borrowings. As of December 31, 2021, there was no balance outstanding.
Credit-Linked Notes. On September 29, 2022, the Bank completed a credit-linked notes transaction. The notes were issued and sold at par and had an aggregate principal amount of $132.8 million with net proceeds of approximately $128.7 million and are due June 27, 2052. The notes are linked to the credit risk of an approximately $2.66 billion reference pool of previously purchased single-family residential mortgage loans. Principal payments on the notes are based only on scheduled and unscheduled principal that is actually collected on these loans. The notes were issued in five classes with a blended rate on the notes of SOFR plus 11%. The transaction results in a lower risk-weighting on the reference pool of loans for regulatory capital purposes. The credit-linked notes are reported at fair value of $132.0 million at December 31, 2022. See Note 3. Restricted Cash for information regarding the collateral for the notes and Note 15. Fair Value Option for additional information.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Subordinated Debt
The following table summarizes the terms of each issuance of subordinated debt outstanding as of the dates indicated:
	December 31,				Issue Date	Maturity Date	Rate Index (Quarterly Reset)(6)
	2022		2021
Series	Balance	Rate(1)	Balance	Rate(1)
	(Dollars in thousands)
Subordinated notes, net(2)	$395,134	3.25%	$394,634	3.25%	4/30/2021	5/1/2031	Fixed rate(3)
Trust V	10,310	7.84%	10,310	3.32%	8/15/2003	9/17/2033	3-month LIBOR + 3.10
Trust VI	10,310	7.82%	10,310	3.25%	9/3/2003	9/15/2033	3-month LIBOR + 3.05
Trust CII	5,155	7.69%	5,155	3.17%	9/17/2003	9/17/2033	3-month LIBOR + 2.95
Trust VII	61,856	7.16%	61,856	2.88%	2/5/2004	4/23/2034	3-month LIBOR + 2.75
Trust CIII	20,619	6.46%	20,619	1.89%	8/15/2005	9/15/2035	3-month LIBOR + 1.69
Trust FCCI	16,495	6.37%	16,495	1.80%	1/25/2007	3/15/2037	3-month LIBOR + 1.60
Trust FCBI	10,310	6.32%	10,310	1.75%	9/30/2005	12/15/2035	3-month LIBOR + 1.55
Trust CS 2005-1	82,475	6.72%	82,475	2.15%	11/21/2005	12/15/2035	3-month LIBOR + 1.95
Trust CS 2005-2	128,866	6.36%	128,866	2.08%	12/14/2005	1/30/2036	3-month LIBOR + 1.95
Trust CS 2006-1	51,545	6.36%	51,545	2.08%	2/22/2006	4/30/2036	3-month LIBOR + 1.95
Trust CS 2006-2	51,550	6.36%	51,550	2.08%	9/27/2006	10/30/2036	3-month LIBOR + 1.95
Trust CS 2006-3(4)	27,592	3.66%	29,306	1.49%	9/29/2006	10/30/2036	3-month EURIBOR + 2.05
Trust CS 2006-4	16,470	6.36%	16,470	2.08%	12/5/2006	1/30/2037	3-month LIBOR + 1.95
Trust CS 2006-5	6,650	6.36%	6,650	2.08%	12/19/2006	1/30/2037	3-month LIBOR + 1.95
Trust CS 2007-2	39,177	6.36%	39,177	2.08%	6/13/2007	7/30/2037	3-month LIBOR + 1.95
Total subordinated debt	934,514	5.08%	935,728	2.64%
Acquisition discount(5)	(67,427)		(72,445)
Net subordinated debt	$867,087		$863,283
(1)	Rates do not include the effects of discounts and issuance costs.
(2)	Net of unamortized issuance costs of $4.9 million.
(3)	Interest rate is fixed until May 1, 2026, when it changes to a floating rate and resets quarterly at a benchmark rate plus 252 basis points.
(4)	Denomination is in Euros with a value of €25.8 million.
(5)	Amount represents the fair value adjustment on trust preferred securities assumed in acquisitions.
(6)
Interest rate will default to the last published or determined rate of LIBOR, and for Trust CS 2006-4, the Base Rate, defined as the greater of Prime and the federal funds rate, upon cessation of LIBOR and effectively converting these instruments to fixed rate, if not modified prior to June 30, 2023.

NOTE 13. DERIVATIVES
The Company uses derivatives to manage exposure to market risk, primarily foreign currency risk and interest rate risk, and to assist customers with their risk management objectives. Our derivatives are carried at fair value and recorded in “Other assets” or “Accrued interest payable and other liabilities,” as appropriate, in the consolidated balance sheets. The changes in fair value of our derivatives and the related fees are recognized in “Noninterest income - other” in the consolidated statements of earnings (loss). For the year ended December 31, 2022, changes in fair value and fees recorded to noninterest income in the consolidated statements of earnings (loss) were immaterial. See Note 9. Other Assets for additional information regarding equity warrant assets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents the U.S. dollar notional amounts and fair values of our derivative instruments included in the consolidated balance sheets as of the dates indicated:
	December 31, 2022		December 31, 2021
Derivatives Not Designated As Hedging Instruments	Notional Amount	Fair Value	Notional Amount	Fair Value
	(In thousands)
Derivative Assets:
Interest rate contracts	$108,451	$6,013	$87,470	$992
Foreign exchange contracts	37,029	1,801	28,463	1,517
Interest rate and economic contracts	145,480	7,814	115,933	2,509
Equity warrant assets	18,209	4,048	18,539	3,555
Total	$163,689	$11,862	$134,472	$6,064

Derivative Liabilities:
Interest rate contracts	$108,451	$5,825	$87,470	$931
Foreign exchange contracts	37,029	81	28,463	—
Total	$145,480	$5,906	$115,933	$931
For further information regarding our derivatives, see Note 1. Nature of Operations and Summary of Significant Accounting Policies.
NOTE 14. COMMITMENTS AND CONTINGENCIES
The following table presents a summary of commitments described below as of the dates indicated:
	December 31,
	2022	2021
	(In thousands)
Loan commitments to extend credit	$11,110,264	$9,006,350
Standby letters of credit	320,886	345,769
Total	$11,431,150	$9,352,119
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement that the Company has in particular classes of financial instruments.
Commitments to extend credit are contractual agreements to lend to our customers when customers are in compliance with their contractual credit agreements and when customers have contractual availability to borrow under such agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The estimated exposure to loss from these commitments is included in the reserve for unfunded loan commitments, which amounted to $91.1 million at December 31, 2022 and $73.1 million at December 31, 2021.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. We provide standby letters of credit in conjunction with several of our lending arrangements and property lease obligations. Most guarantees expire within one year from the date of issuance. If a borrower defaults on its commitments subject to any letter of credit issued under these arrangements, we would be required to meet the borrower's financial obligation but would seek repayment of that financial obligation from the borrower. In some cases, borrowers have pledged cash and investment securities as collateral under these arrangements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Additionally, we have commitments to invest in SBICs that call for capital contributions up to an amount specified in the partnership agreements, and in CRA-related loan pools. As of December 31, 2022 and 2021, such commitments totaled $76.9 million and $85.9 million.
The following table presents the years in which commitments are expected to be paid for our commitments to contribute capital to SBICs and CRA-related loan pools as of the date indicated:
December 31, 2022
(In thousands)
Year Ending December 31,
2023	$38,436
2024	38,436
Total	$76,872
Legal Matters
In the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon information currently available to us, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company’s financial statements or operations. The range of any reasonably possible liabilities is also not significant.
NOTE 15. FAIR VALUE OPTION
The Company may elect to report financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. The election is made upon the initial recognition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not otherwise be revoked once an election is made. The changes in fair value are recorded in current earnings. However, movements in debt valuation adjustments are reported as a component of “Accumulated other comprehensive (loss) income.” Debt valuation adjustments represent the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk.
Fair Value Option for Certain Debt Liabilities
The Company has elected the fair value option for the credit-linked notes issued in September 2022. The Company elected the fair value option because these exposures are considered to be structured notes, which are financial instruments that contain embedded derivatives. The notes are linked to the credit risk of an approximately $2.66 billion reference pool of previously purchased single-family residential mortgage loans. The principal balance of the credit-linked notes was $131.1 million at December 31, 2022. The carrying value of the credit-linked notes at December 31, 2022 was $132.0 million, which approximated the fair value. The changes in fair value are reported in “Noninterest income” in the consolidated statements of earnings.
The following table presents the changes in fair value of the credit-linked notes for the which the fair value option has been elected for the years indicated:
	Year Ended December 31,
Credit-Linked Notes	2022	2021
	(In thousands)
Changes in fair value - (losses) gains	$(911)	$—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table provides information about the credit-linked notes carried at fair value as of the dates indicated:
	December 31,
Credit-Linked Notes	2022	2021
	(In thousands)
Carrying value reported on the consolidated balance sheets	$132,030	$—
Aggregate unpaid principal balance less than fair value	131,119	—
NOTE 16. FAIR VALUE MEASUREMENTS
ASC Topic 820, “Fair Value Measurement,” defines fair value, establishes a framework for measuring fair value including a three-level valuation hierarchy, and expands disclosures about fair value measurements. Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date reflecting assumptions that a market participant would use when pricing an asset or liability. The hierarchy uses three levels of inputs to measure the fair value of assets and liabilities as follows:
•	Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets.
•
Level 2: Observable inputs other than Level 1, including quoted prices for similar assets and liabilities in active markets, quoted prices in less active markets, or other observable inputs that can be corroborated by observable market data, either directly or indirectly, for substantially the full term of the financial instrument. This category generally includes agency residential CMOs, agency commercial and residential MBS, municipal securities, collateralized loan obligations, registered publicly rated private label CMOs, corporate debt securities, SBA securities, and asset-backed securitizations.

•
Level 3: Inputs to a valuation methodology that are unobservable, supported by little or no market activity, and significant to the fair value measurement. These valuation methodologies generally include pricing models, discounted cash flow models, or a determination of fair value that requires significant management judgment or estimation. This category also includes observable inputs from a pricing service not corroborated by observable market data, and includes our non-rated private label residential CMOs, non-rated private label commercial MBS, equity warrants, and credit-linked notes.

We use fair value to measure certain assets and liabilities on a recurring basis, primarily securities available-for-sale and derivatives. For assets measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered “nonrecurring” for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for individually evaluated loans and leases and other real estate owned and also to record impairment on certain assets, such as goodwill, CDI, and other long-lived assets.
The Company also holds SBIC investments measured at fair value using the NAV per share practical expedient that are not required to be classified in the fair value hierarchy. At December 31, 2022, the fair value of these investments was $62.2 million.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following tables present information on the assets and liabilities measured and recorded at fair value on a recurring basis as of the dates indicated:
	Fair Value Measurements as of December 31, 2022
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,242,042	$—	$2,242,042	$—
U.S. Treasury securities	670,070	670,070	—	—
Agency commercial MBS	487,606	—	487,606	—
Agency residential CMOs	457,063	—	457,063	—
Municipal securities	339,326	—	339,326	—
Corporate debt securities	311,905	—	311,905	—
Private label residential CMOs	166,724	—	166,724	—
Collateralized loan obligations	102,261	—	102,261	—
Private label commercial MBS	26,827	—	26,827	—
Asset-backed securities	22,413	—	22,413	—
SBA securities	17,250	—	17,250	—
Total securities available-for-sale	$4,843,487	$670,070	$4,173,417	$—
Equity investments with readily determinable fair values	$1	$1	$—	$—
Derivatives(1):
Equity warrants	4,048	—	—	4,048
Interest rate and economic contracts	7,814	—	7,814	—
Derivative liabilities	5,906	—	5,906	—
Credit-linked notes	132,030	—	—	132,030
	Fair Value Measurements as of December 31, 2021
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,898,210	$—	$2,898,210	$—
Municipal securities	2,315,968	—	2,315,968	—
Agency commercial MBS	1,688,967	—	1,688,967	—
Agency residential CMOs	1,038,134	—	1,038,134	—
U.S. Treasury securities	966,898	966,898	—	—
Corporate debt securities	527,094	—	527,094	—
Private label commercial MBS	450,217	—	435,216	15,001
Collateralized loan obligations	385,362	—	385,362	—
Private label residential CMOs	264,417	—	264,417	—
Asset-backed securities	129,547	—	129,547	—
SBA securities	29,644	—	29,644	—
Total securities available-for-sale	$10,694,458	$966,898	$9,712,559	$15,001
Equity investments with readily determinable fair values	$28,578	$28,578	$—	$—
Derivatives(1):
Equity warrants	3,555	—	—	3,555
Interest rate and economic contracts	2,509	—	2,509	—
Derivative liabilities	931	—	931	—
(1)	For information regarding derivative instruments, see Note 13. Derivatives.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
During the year ended December 31, 2022, there was a $18,000 transfer from Level 3 equity warrants to Level 1 equity investments with readily determinable fair values measured on a recurring basis. During the year ended December 31, 2021, there was a $646,000 transfer from Level 3 equity warrants to Level 1 equity investments with readily determinable fair values measured on a recurring basis.
The following table presents information about the quantitative inputs and assumptions used in the modified Black-Scholes option pricing model to determine the fair value for our Level 3 equity warrants measured at fair value on a recurring basis as of the date indicated:
	December 31, 2022 Equity Warrants
Unobservable Inputs	Range of Inputs	Weighted Average Input(1)
Volatility	21.0% - 98.6%	28.3%
Risk-free interest rate	4.0% - 4.8%	4.2%
Remaining life assumption (in years)	0.08 - 5.00	3.15
(1)	Unobservable inputs for equity warrants were weighted by the relative fair values of the instruments.
The following table summarizes activity for our Level 3 private label residential CMOs measured at fair value on a recurring basis for the years indicated:
	Year Ended December 31,
Level 3 Private Label Residential CMOs	2021	2020
	(In thousands)
Balance, beginning of year	$4,647	$6,264
Total included in earnings	2,287	485
Total unrealized loss in comprehensive income	(1,094)	(592)
Sales	(2,903)	—
Net settlements	(2,937)	(1,510)
Balance, end of year	$—	$4,647
The following table summarizes activity for our Level 3 private label commercial MBS measured at fair value on a recurring basis for the years indicated:
	Year Ended December 31,
Level 3 Private Label Commercial MBS	2022	2021	2020
	(In thousands)
Balance, beginning of year	$15,001	$25,725	$16,435
Total included in earnings	(8)	(77)	5
Total unrealized gain (loss) in comprehensive income	(156)	(115)	(41)
Transfers to Level 2	(4,552)	—	—
Purchases	—	—	20,100
Net settlements	(10,285)	(10,532)	(10,774)
Balance, end of year	$—	$15,001	$25,725
Unrealized net gains (losses) for the period included in other comprehensive income for securities held at year-end	$—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table summarizes activity for our Level 3 equity warrants measured at fair value on a recurring basis for the years indicated:
	Year Ended December 31,
Level 3 Equity Warrants	2022	2021	2020
	(In thousands)
Balance, beginning of year	$3,555	$4,520	$3,434
Total included in earnings	2,490	49,341	10,609
Exercises and settlements(1)	(2,675)	(50,092)	(9,828)
Issuances	696	432	424
Transfers to Level 1 (equity investments with readily determinable fair values)	(18)	(646)	(119)
Balance, end of year	$4,048	$3,555	$4,520
(1)
Includes the exercise of warrants that upon exercise become equity securities in public companies. These are often subject to lock-up restrictions that must be met before the equity security can be sold, during which time they are reported as equity investments with readily determinable fair values.

The following table summarizes activity for our Level 3 credit-linked notes measured at fair value on a recurring basis for the year indicated:
Level 3 Credit-Linked Notes	Year Ended December 31, 2022
(In thousands)
Balance, beginning of year	$—
Total included in earnings	911
Issuances	132,815
Principal payments	(1,696)
Balance, end of period	$132,030
The following tables present assets measured at fair value on a non-recurring basis as of the dates indicated:
	Fair Value Measurement as of December 31, 2022
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$34,077	$—	$28,065	$6,012
OREO	47	—	47	—
Total non-recurring	$34,124	$—	$28,112	$6,012
	Fair Value Measurement as of December 31, 2021
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$30,882	$—	$2,915	$27,967
Total non-recurring	$30,882	$—	$2,915	$27,967

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents losses recognized on assets measured on a nonrecurring basis for the years indicated:
	Year Ended December 31,
Loss on Assets Measured on a Non-Recurring Basis	2022	2021	2020
	(In thousands)
Individually evaluated loans and leases	$6,532	$5,772	$24,607
OREO	29	14	267
Total net loss	$6,561	$5,786	$24,874
The following table presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on a nonrecurring basis as of the date indicated:
	December 31, 2022
Asset	Fair Value	Valuation Technique	Unobservable Inputs	Input or Range	Weighted Average
	(Dollars in thousands)
Individually evaluated loans and leases	$990	Discounted cash flows	Discount rates	6.50% - 9.25%	7.87%
Individually evaluated loans and leases	5,022	Third party appraisals	No discounts
Total non-recurring Level 3	$6,012
ASC Topic 825, “Financial Instruments,” requires disclosure of the estimated fair value of certain financial instruments and the methods and significant assumptions used to estimate such fair values. Additionally, certain financial instruments and all nonfinancial instruments are excluded from the applicable disclosure requirements.
The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated:
	December 31, 2022
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$212,273	$212,273	$212,273	$—	$—
Interest-earning deposits in financial institutions	2,027,949	2,027,949	2,027,949	—	—
Securities available-for-sale	4,843,487	4,843,487	670,070	4,173,417	—
Securities held-to-maturity	2,269,135	2,110,472	171,700	1,938,772	—
Investment in FHLB stock	34,290	34,290	—	34,290	—
Loans held for sale	65,076	65,501	—	65,501	—
Loans and leases held for investment, net	28,408,397	26,627,985	—	28,065	26,599,920
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	4,048	4,048	—	—	4,048
Interest rate and economic contracts	7,814	7,814	—	7,814	—
Servicing rights	633	633	—	—	633

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	December 31, 2022
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Liabilities:
Core deposits	26,561,129	26,561,129	—	26,561,129	—
Wholesale non-maturity deposits	2,637,362	2,637,362	—	2,637,362	—
Time deposits	4,737,843	4,700,054	—	4,700,054	—
Borrowings	1,764,030	1,764,037	882,000	750,007	132,030
Subordinated debt	867,087	870,534	—	870,534	—
Derivative liabilities	5,906	5,906	—	5,906	—
	December 31, 2021
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$112,548	$112,548	$112,548	$—	$—
Interest-earning deposits in financial institutions	3,944,686	3,944,686	3,944,686	—	—
Securities available-for-sale	10,694,458	10,694,458	966,898	9,712,559	15,001
Investment in FHLB stock	17,250	17,250	—	17,250	—
Loans and leases held for investment, net	22,740,984	23,461,156	—	2,915	23,458,241
Equity investments with readily determinable fair values	28,578	28,578	28,578	—	—
Equity warrants	3,555	3,555	—	—	3,555
Interest rate and economic contracts	2,509	2,509	—	2,509	—
Servicing rights	1,228	1,228	—	—	1,228

Financial Liabilities:
Core deposits	32,734,949	32,734,949	—	32,734,949	—
Wholesale non-maturity deposits	889,976	889,976	—	889,976	—
Time deposits	1,372,832	1,371,527	—	1,371,527	—
Subordinated debt	863,283	917,342	—	917,342	—
Derivative liabilities	931	931	—	931	—
The following is a description of the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820, “Fair Value Measurement”) and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825).
Cash and due from banks. The carrying amount is assumed to be the fair value because of the liquidity of these instruments.
Interest-earning deposits in financial institutions. The carrying amount is assumed to be the fair value given the short-term nature of these deposits.
Securities available-for-sale. Securities available-for-sale are measured and carried at fair value on a recurring basis. Unrealized gains and losses on available-for-sale securities are reported as a component of “Accumulated other comprehensive income” in the consolidated balance sheets. See Note 4. Investment Securities for further information on unrealized gains and losses on securities available-for-sale.
Fair value for securities categorized as Level 1, which are publicly traded securities, are based on readily available quoted prices. In determining the fair value of the securities categorized as Level 2, we obtain a report

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our securities, with the primary source being a nationally recognized pricing service. We review the market prices provided by the broker-dealer for our securities for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the securities. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.
Our non-rated private label residential CMOs and non-rated private label commercial MBS (collectively, “the Level 3 AFS Securities”) were categorized as Level 3 due in part to the inactive market for such securities. There is a wide range of prices quoted for our Level 3 AFS Securities among independent third party pricing services, and this range reflects the significant judgment being exercised over the assumptions and variables that determine the pricing of such securities. We consider this subjectivity relating to our Level 3 AFS Securities to be a significant unobservable input. Had significant changes in default expectations, loss severity factors, or discount rates occurred all together or in isolation, it would have resulted in different fair value measurements at December 31, 2021.
Securities held-to-maturity. Securities held-to-maturity are carried at amortized cost, net of the allowance for credit losses. Fair value for securities categorized as Level 1, which are publicly traded securities, are based on readily available quoted prices. In determining the fair value of the securities categorized as Level 2, we obtain a report from a nationally recognized broker-dealer detailing the fair value of each investment security we hold as of each reporting date. The broker-dealer uses observable market information to value our securities, with the primary source being a nationally recognized pricing service. We review the market prices provided by the broker-dealer for our securities for reasonableness based on our understanding of the marketplace and we consider any credit issues related to the securities. As we have not made any adjustments to the market quotes provided to us and they are based on observable market data, they have been categorized as Level 2 within the fair value hierarchy.
FHLB stock. Investments in FHLB stock are recorded at cost and measured for impairment quarterly. Ownership of FHLB stock is restricted to member banks and the securities do not have a readily determinable market value. Purchases and sales of these securities are at par value with the issuer. The fair value of investments in FHLB stock is equal to the carrying amount.
Loans and leases. As loans and leases are not measured at fair value, the following discussion relates to estimating the fair value disclosures under ASC Topic 825. Fair values are measured using the exit price and are estimated for portfolios of loans and leases with similar characteristics. Loans are segregated by type and further segmented into fixed and adjustable rate interest buckets by credit risk categories and by maturity dates. To determine the exit price of a loan or lease, the cash flows are estimated using a model which utilizes credit spreads and illiquidity premiums. The credit spread for a loan is determined by mapping loans' credit risk ratings to an equivalent corporate bond rating. Once the corporate bond rating is assigned, the credit spread is determined using corporate credit curves for corporate bonds that have a similar corporate bond rating and remaining term as the loan being valued. Illiquidity premiums are assigned to individual loans in a similar manner as an illiquidity premium amount is determined for each corporate bond rating. The credit spread above the appropriate rate curve and the illiquidity premium are considered to arrive at the discount rate curve applied to loan cash flows. For similar, homogeneous loans, management may make adjustments to the discount rate arrived at using the previously described methodology based upon the pricing for recent loan pool purchases and/or rates on recent originations.
Individually evaluated loans and leases. Defaulted loans and leases with outstanding balances over $250,000 are reviewed individually for expected credit loss, if any, and are recorded at fair value on a non-recurring basis. These defaulted loans and leases are excluded from the loan pools used within the collective evaluation of estimated credit losses. The criteria for default may include any one of the following: (1) on nonaccrual status, (2) modified under a TDR, (3) payment delinquency of 90 days or more, (4) partial charge-off recognized, (5) risk rated doubtful or loss, or (6) reasonably expected to be modified under a TDR.
To the extent a defaulted loan or lease is collateral dependent, we measure expected credit loss based on the estimated fair value of the underlying collateral. The fair value of each loan’s collateral is generally based on

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
estimated market prices from an independently prepared appraisal, which is then adjusted for the cost related to liquidating such collateral; such valuation inputs result in a nonrecurring fair value measurement that is categorized as a Level 2 measurement. The Level 2 measurement is based on appraisals obtained within the last 12 months and for which a charge-off was recognized or a change in the specific valuation allowance was made during the year ended December 31, 2022.
When adjustments are made to an appraised value to reflect various factors such as the age of the appraisal or known changes in the market or the collateral, such valuation inputs are considered unobservable and the fair value measurement is categorized as a Level 3 measurement. The individually evaluated loans and leases categorized as Level 3 also include unsecured loans and other secured loans whose fair values are based significantly on unobservable inputs such as the strength of a guarantor, including an SBA government guarantee, cash flows discounted at the effective loan rate, and management’s judgment.
The individually evaluated loan and lease balances shown above as measured on a non-recurring basis represent those defaulted loans and leases for which expected credit loss was recognized during the year ended December 31, 2022. The amounts shown as net losses include the expected credit loss recognized during the year ended December 31, 2022, for the loan and lease balances shown.
OREO. The fair value of OREO is generally based on the lower of estimated market prices from independently prepared current appraisals or negotiated sales prices with potential buyers, less estimated costs to sell; such valuation inputs result in a fair value measurement that is categorized as a Level 2 measurement on a nonrecurring basis. As a matter of policy, appraisals are required annually and may be updated more frequently as circumstances require in the opinion of management. The Level 2 measurement for OREO is based on appraisals obtained within the last 12 months and for which a write-down was recognized during the year ended December 31, 2022.
When a current appraised value is not available or management determines the fair value of the collateral is further impaired below the appraised value as a result of known changes in the market or the collateral and there is no observable market price, such valuation inputs result in a fair value measurement that is categorized as a Level 3 measurement. To the extent a negotiated sales price or reduced listing price represents a significant discount to an observable market price, such valuation input would result in a fair value measurement that is also considered a Level 3 measurement. The OREO losses disclosed are write-downs based on either a recent appraisal obtained after foreclosure or an accepted purchase offer by an independent third party received after foreclosure.
Equity warrants. Equity warrants with net settlement terms are received in connection with extending loan commitments to certain of our customers. We estimate the fair value of equity warrants using a Black-Scholes option pricing model to approximate fair market value. We typically classify our equity warrant derivatives in Level 3 of the fair value hierarchy.
Equity investments with readily determinable fair values. Our equity investments with readily determinable fair values include investments in public companies and publicly-traded mutual funds. Equity investments with readily determinable fair values are recorded at fair value with changes in fair value recorded in “Noninterest income - other.” Fair value measurements related to these investments are typically classified within Level 1 of the fair value hierarchy.
Deposits. Deposits are carried at historical cost. The fair values of deposits with no stated maturity, such as core deposits (defined as noninterest-bearing demand, interest checking, money market, and savings accounts) and wholesale non-maturity deposits, are equal to the amount payable on demand as of the balance sheet date and considered Level 2. The fair value of time deposits is based on the discounted value of contractual cash flows and considered Level 2. The discount rate is estimated using the rates currently offered for deposits of similar remaining maturities. No value has been separately assigned to the Company’s long-term relationships with its deposit customers, such as a core deposit intangible.
Borrowings. Borrowings include overnight FHLB advances and other fixed-rate term borrowings. Borrowings are carried at amortized cost. The fair value of overnight FHLB advances is equal to the carrying value and considered Level 1. The fair value of fixed-rate borrowings is estimated by discounting scheduled cash

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
flows through the maturity dates or call dates, if applicable, using estimated market discount rates that reflect current rates offered for borrowings with similar remaining maturities and characteristics and are considered Level 2. Borrowings also include variable-rate credit-linked notes which are carried at fair value. Fair value is estimated by discounting the future expected cash flows by a rate which represents the interest rate spread at issuance adjusted to account for market movement between the issuance date and the valuation date. Since the future expected cash flows are determined based on the unique collateral and waterfall characteristics of our credit-linked notes, they are considered Level 3.
Subordinated debt. Subordinated debt is carried at amortized cost. The fair value of subordinated debt is determined using a market discount rate on the expected cash flows and is considered Level 2.
Derivative assets and liabilities. Derivatives are carried at fair value on a recurring basis and primarily relate to forward exchange contracts which we enter into to manage foreign exchange risk. Our derivatives are principally traded in over-the-counter markets where quoted market prices are not readily available. Instead, the fair value of derivatives is estimated using market observable inputs such as foreign exchange forward rates, interest rate yield curves, volatilities and basis spreads. We also consider counter-party credit risk in valuing our derivatives. We typically classify our foreign exchange derivatives in Level 2 of the fair value hierarchy.
Commitments to extend credit. The majority of our commitments to extend credit carry current market interest rates if converted to loans. Because these commitments are generally not assignable by either the borrower or us, they only have value to the borrower and us. The estimated fair value approximates the recorded deferred fee amounts and is excluded from the table above because it is not material.
Limitations
Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect income taxes or any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on what management believes to be reasonable judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimated fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of December 31, 2022, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.
NOTE 17. INCOME TAXES
The following table presents the components of income tax expense for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Current Tax Expense:
Federal	$63,833	$131,559	$78,161
State	44,734	54,744	27,530
Total current tax expense	108,567	186,303	105,691
Deferred Tax Expense (Benefit):
Federal	35,789	15,799	(28,740)
State	(401)	13,273	(1,778)
Total deferred tax expense (benefit)	35,388	29,072	(30,518)
Total income tax expense	$143,955	$215,375	$75,173

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table presents a reconciliation of the recorded income tax expense to the amount of taxes computed by applying the applicable federal statutory income tax rates of 21% for 2022, 2021, and 2020 to earnings before income taxes:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Computed expected income tax (benefit) expense at federal statutory rate	$119,189	$172,690	$(244,104)
State tax expense (benefit), net of federal tax benefit	36,310	55,682	(77,934)
Goodwill impairment	—	—	407,232
Tax-exempt interest benefit	(12,293)	(12,312)	(5,202)
Increase in cash surrender value of life insurance	(1,246)	(1,367)	(1,309)
Low income housing tax credits, net of amortization	(7,158)	(6,430)	(4,605)
Nondeductible employee compensation	6,067	4,660	2,830
Nondeductible FDIC premiums	4,257	2,535	2,383
Change in unrecognized tax benefits	(2,017)	(860)	(187)
Valuation allowance change	1,805	(16,201)	(5,288)
State tax refunds	—	—	(2,554)
State rate and apportionment changes	(2,189)	16,330	4,217
Other, net	1,230	648	(306)
Recorded income tax expense	$143,955	$215,375	$75,173
The Company recognized $34.4 million, $33.6 million, and $28.1 million of tax credits and other tax benefits associated with its investments in LIHTC partnerships for the years ended December 31, 2022, 2021, and 2020. The amount of amortization of such investments reported in income tax expense under the proportional amortization method of accounting was $28.0 million for 2022, $27.1 million for 2021, and $23.5 million for 2020.
At December 31, 2022, we had no federal net operating loss carryforwards and approximately $323.0 million of unused state net operating loss carryforwards available to be applied against future taxable income. A majority of the state net operating loss carryforwards will expire in varying amounts from 2023 through 2037. A portion of the state net operating loss carryforwards generated after December 31, 2017 will carry forward indefinitely due to the state conformity to the federal net operating loss carryforward provisions as modified by the Tax Cuts and Jobs Act.
As of December 31, 2022, for federal tax purposes, we had no foreign tax credit carryforwards. The foreign tax credit carryforward was fully utilized in 2021.
The following table presents the tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities as of the dates indicated:
	December 31,
	2022	2021
	(In thousands)
Deferred Tax Assets:
Book allowance for loan losses in excess of tax specific charge-offs	$80,653	$76,384
Interest on nonaccrual loans	2,649	3,150
Deferred compensation	5,011	5,209
Foreclosed assets valuation allowance	298	289
State tax benefit	6,743	6,768
Net operating losses	20,178	19,646
Accrued liabilities	31,336	29,057

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	December 31,
	2022	2021
	(In thousands)
Unrealized loss from FDIC-assisted acquisitions	876	886
Unrealized loss on securities available-for-sale	224,680	—
Unrealized loss on securities held-to-maturity	78,330	—
Tax mark-to-market on loans	—	6,543
Equity investments	2,322	—
Lease liability	41,038	39,095
Core deposit and customer relationship intangibles	1,428	—
Other	2,837	—
Gross deferred tax assets	498,379	187,027
Valuation allowance	(26,687)	(24,882)
Deferred tax assets, net of valuation allowance	471,692	162,145
Deferred Tax Liabilities:
Core deposit and customer relationship intangibles	—	1,746
Deferred loan fees and costs	1,341	2,337
Unrealized gain on securities available-for-sale	—	24,972
Premises and equipment, principally due to differences in depreciation	4,186	1,466
FHLB stock	602	613
Tax mark-to-market on loans	1,711	—
Subordinated debt	15,776	17,110
Equity investments	—	5,475
Goodwill	9,229	6,166
Operating leases	121,978	86,000
ROU assets	35,021	34,129
Other	—	1,712
Gross deferred tax liabilities	189,844	181,726
Total net deferred tax assets (liabilities)	$281,848	$(19,581)
Based upon our taxpaying history and estimates of taxable income over the years in which the items giving rise to the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deferred tax assets. The Company has net deferred tax assets at December 31, 2022, compared to net deferred tax liabilities at December 31, 2021. This was primarily due to the unrealized losses on securities in 2022, and the Company has the ability to hold the securities to maturity and realize the benefits of these deferred tax assets.
The Company had net income taxes receivable of $90.2 million and $36.3 million at December 31, 2022 and December 31, 2021. Of the increase in income taxes receivable at December 31, 2022, approximately $37.3 million were solar investment tax credits that became available to the Company in the tax year 2022.
As of December 31, 2022 and 2021, the Company had a valuation allowance of $26.7 million and $24.9 million against DTAs. Periodic reviews of the carrying amount of DTAs are made to determine if a valuation allowance is necessary. A valuation allowance is required, based on available evidence, when it is more likely than not that all or a portion of a DTA will not be realized due to the inability to generate sufficient taxable income in the period and/or of the character necessary to utilize the benefit of the DTA. All available evidence, both positive and negative, that may affect the realizability of the DTA is identified and considered in determining the appropriate amount of the valuation allowance. It is more likely than not that these deferred tax assets subject to a valuation allowance will not be realized primarily due to their character and/or the expiration of the carryforward periods.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The net increase of $1.8 million in the total valuation allowance during the year ended December 31, 2022 was primarily related to state DTAs that are not expected to be utilized.
The following table summarizes the activity related to the Company's unrecognized tax benefits for the years indicated:
	Year Ended December 31,
Unrecognized Tax Benefits	2022	2021
	(In thousands)
Balance, beginning of year	$2,555	$3,376
Reductions for tax positions related to prior years	—	(698)
Reductions for tax positions as a result of a lapse of the applicable statute of limitations	(2,148)	(123)
Balance, end of year	$407	$2,555
Unrecognized tax benefits that would affect the effective tax rate if recognized	$407	$2,555
Our gross unrecognized tax benefits are not expected to decrease within the next 12 months.
We recognize interest and penalties related to unrecognized tax benefits as a component of income tax expense. For the years ended December 31, 2022, 2021 and 2020, we reduced our accrual for interest expense and penalties, and recognized tax benefits of $0.7 million for 2022, $0.2 million for 2021, and $0.2 million for 2020. We had $0.3 million and $1.1 million accrued for the payment of interest and penalties as of December 31, 2022 and 2021.
We file federal and state income tax returns with the Internal Revenue Service (“IRS”) and various state and local jurisdictions and generally remain subject to examinations by these tax jurisdictions for tax years 2018 through 2021. We are currently under examination by certain state jurisdictions for tax years 2015 through 2018.
NOTE 18. EARNINGS (LOSS) PER SHARE
The following table presents the computation of basic and diluted net earnings (loss) per share for the years indicated:
	Year Ended December 31,
	2022	2021	2020
	(Dollars in thousands, except per share data)
Basic Earnings (Loss) Per Share:
Net earnings (loss)	$423,613	$606,959	$(1,237,574)
Less: Preferred stock dividends	(19,339)	—	—
Net earnings available to common stockholders	404,274	606,959	(1,237,574)
Less: earnings allocated to unvested restricted stock(1)	(7,474)	(10,248)	(1,782)
Net earnings (loss) allocated to common shares	$396,800	$596,711	$(1,239,356)
Weighted-average basic shares and unvested restricted stock outstanding	120,071	119,349	118,463
Less: weighted-average unvested restricted stock outstanding	(2,442)	(2,255)	(1,610)
Weighted-average basic shares outstanding	117,629	117,094	116,853
Basic earnings (loss) per share	$3.37	$5.10	$(10.61)

Diluted Earnings (Loss) Per Share:
Net earnings (loss) allocated to common shares	$396,800	$596,711	$(1,239,356)
Weighted-average diluted shares outstanding	117,629	117,094	116,853
Diluted earnings (loss) per share	$3.37	$5.10	$(10.61)
(1)	Represents cash dividends paid to holders of unvested restricted stock, net of forfeitures, plus undistributed earnings amounts available to holders of unvested restricted stock, if any.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 19. REVENUE FROM CONTRACTS WITH CUSTOMERS
Revenue from contracts with customers is measured based on the consideration specified in the contract with a customer, and excludes amounts collected on behalf of third parties. The Company recognizes revenue from contracts with customers when it satisfies its performance obligations. Such performance obligations are typically satisfied as services are rendered and payment is generally collected at the time services are rendered, or on a monthly, quarterly, or annual basis. The Company had no material unsatisfied performance obligations as of December 31, 2022.
In certain cases, other parties are involved with providing products and services to our customers. If the Company is a principal in the transaction (providing goods or services itself), revenues are reported based on the gross consideration received from the customer and any related expenses are reported gross in noninterest expense. If the Company is an agent in the transaction (arranging for another party to provide goods or services), the Company reports its net fee or commission retained as revenue. Rebates, waivers, and reversals are recorded as a reduction of revenue either when the revenue is recognized by the Company or at the time the rebate, waiver, or reversal is earned by the customer.
The Company has elected the following practical expedients: (1) we do not disclose information about remaining performance obligations that have original expected durations of one year or less; and (2) we do not adjust the consideration from customers for the effects of a significant financing component if at contract inception the period between when the Company transfers the goods or services and when the customer pays for that good or service will be one year or less.
Nature of Goods and Services
Substantially all of the Company's revenue, such as interest income on loans, investment securities, and interest-earning deposits in financial institutions, is specifically out-of-scope of ASC Topic 606. For the revenue that is in-scope, the following is a description of principal activities, separated by the timing of revenue recognition, from which the Company generates its revenue from contracts with customers:
•
Revenue earned at a point in time. Examples of revenue earned at a point in time are ATM transaction fees, wire transfer fees, NSF fees, and credit and debit card interchange fees. Revenue is generally derived from transactional information accumulated by our systems and is recognized as revenue immediately as the transactions occur or upon providing the service to complete the customer's transaction. The Company is the principal in each of these contracts with the exception of credit and debit card interchange fees, in which case the Company is acting as the agent and records revenue net of expenses paid to the principal.

•
Revenue earned over time. The Company earns certain revenue from contracts with customers monthly. Examples of this type of revenue are deposit account service fees, investment management fees, merchant referral services, MasterCard marketing incentives, and safe deposit box fees. Account service charges, management fees, and referral fees are recognized on a monthly basis while any transaction-based revenue is recorded as the activity occurs. Revenue is primarily based on the number and type of transactions and is generally derived from transactional information accumulated by our systems. Revenue is recorded in the same period as the related transactions occur or services are rendered to the customer.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Disaggregation of Revenue
The following table presents interest income and noninterest income, the components of total revenue, as disclosed in the consolidated statements of earnings (loss) and the related amounts which are from contracts with customers within the scope of ASC Topic 606. As illustrated here, substantially all of our revenue is specifically excluded from the scope of ASC Topic 606.
	Year Ended December 31,
	2022		2021		2020
	Total Recorded Revenue	Revenue from Contracts with Customers	Total Recorded Revenue	Revenue from Contracts with Customers	Total Recorded Revenue	Revenue from Contracts with Customers
	(In thousands)
Total Interest Income	$1,556,489	$—	$1,158,729	$—	$1,103,491	$—
Noninterest Income:
Other commissions and fees	43,635	15,752	42,287	11,018	40,347	13,412
Leased equipment income	50,586	—	45,746	—	43,628	—
Service charges on deposit accounts	13,991	13,991	13,269	13,269	10,351	10,351
Gain on sale of loans	518	—	1,733	—	2,139	—
(Loss) gain on sale of securities	(50,321)	—	1,615	—	13,171	—
Dividends and (losses) gains on equity investments	(3,389)	—	23,115	—	14,984	—
Warrant income	2,490	—	49,341	—	10,609	—
Other income	17,317	947	16,821	556	10,831	2,000
Total noninterest income	74,827	30,690	193,927	24,843	146,060	25,763
Total Revenue	$1,631,316	$30,690	$1,352,656	$24,843	$1,249,551	$25,763
The following table presents revenue from contracts with customers based on the timing of revenue recognition for the year indicated:
	Year Ended December 31,
	2022	2021	2020
	(In thousands)
Products and services transferred at a point in time	$15,416	$11,713	$14,190
Products and services transferred over time	15,274	13,130	11,573
Total revenue from contracts with customers	$30,690	$24,843	$25,763
Contract Balances
The following table provides information about receivables, contract assets and contract liabilities from contracts with customers as of the dates indicated:
	December 31,
	2022	2021
	(In thousands)
Receivables, which are included in “Other assets”	$1,403	$1,066
Contract assets, which are included in “Other assets”	$—	$—
Contract liabilities, which are included in “Accrued interest payable and other liabilities”	$488	$229

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Contract liabilities relate to advance consideration received from customers for which revenue is recognized over the life of the contract. The change in contract liabilities for the year ended December 31, 2022 due to revenue recognized that was included in the contract liability balance at the beginning of the year was $229,000.
NOTE 20. STOCK-BASED COMPENSATION
At the annual meeting of stockholders held on May 11, 2021, the Company's stockholders approved the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “Amended and Restated 2017 Plan”). The Company’s Amended and Restated 2017 Plan permits stock-based compensation awards to officers, directors, employees, and consultants and will remain in effect until December 31, 2026. The Amended and Restated 2017 Plan authorizes grants of stock-based compensation instruments to purchase or issue up to 6,650,000 shares. As of December 31, 2022, there were 2,120,291 shares available for grant under the Amended and Restated 2017 Plan.
Restricted Stock
Restricted stock amortization totaled $33.9 million, $31.4 million, and $23.7 million for the years ended December 31, 2022, 2021, and 2020. Such amounts are included in compensation expense on the accompanying consolidated statements of earnings (loss) and exclude $845,000, $859,000, and $627,000 of stock-based compensation expense for the years ended December 31, 2022, 2021, and 2020 related to our directors, which is included in other expense on the accompanying consolidated statement of earnings (loss). The income tax benefit recognized in the consolidated statements of earnings (loss) related to this expense was $6.6 million, $6.0 million, and $5.8 million for the years ended December 31, 2022, 2021, and 2020. The amount of unrecognized compensation expense related to all unvested TRSAs and PRSUs as of December 31, 2022 totaled $64.6 million. Such expense is expected to be recognized over a weighted average period of 1.3 years.
The following table presents a summary of restricted stock transactions during the year ended December 31, 2022:
	TRSAs		PRSUs
Year Ended December 31, 2022	Number of Shares	Weighted Average Grant Date Fair Value (Per Share)	Number of Units	Weighted Average Grant Date Fair Value (Per Unit)
Unvested restricted stock, beginning of year	2,312,080	$34.21	512,863	$34.32
Granted	994,185	$31.63	150,007	$37.95
Vested	728,938	$35.06	36,322	$41.58
Forfeited	171,449	$34.51	44,261	$39.43
Unvested restricted stock, end of year	2,405,878	$32.86	582,287	$34.42
The table above excludes 28,439 of immediately vested shares awarded to our directors at a weighted average price of $29.81.
Time-Based Restricted Stock Awards
At December 31, 2022, there were 2,405,878 shares of unvested TRSAs outstanding pursuant to the Amended and Restated 2017 Plan. The TRSAs generally vest over a service period of three or four years from the date of the grant or immediately upon death of an employee. Compensation expense related to TRSAs is based on the fair value of the underlying stock on the award date and is recognized over the vesting period using the straight-line method.
TRSA grants are subject to “double-trigger” vesting in the event of a change in control of the Company, as defined in the Amended and Restated 2017 Plan, and in the event an employee's employment is terminated within 24 months after the change in control by the Company without Cause or by the employee for Good Reason, as defined in the Amended and Restated 2017 Plan, such awards will vest.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The weighted average grant date fair value per share of TRSAs granted during 2022, 2021, and 2020 were $31.63, $37.65, and $20.84. The vesting date fair value of TRSAs that vested during 2022, 2021, and 2020 were $26.4 million, $26.7 million, and $13.1 million.
Performance-Based Restricted Stock Units
At December 31, 2022, there were 582,287 units of unvested PRSUs that have been granted. The PRSUs will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. The PRSUs are not considered issued and outstanding until they vest. PRSUs are granted and initially expensed based on a target number. The number of shares that will ultimately vest based on actual performance will range from zero to a maximum of either 150% or 200% of target.
Compensation expense related to PRSUs is based on the fair value of the underlying stock on the award date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion of the previously recognized amortization is reversed and also suspended. If it is determined that attainment of a financial measure higher than target is probable, the amortization will increase up to 150% or 200% of the target amortization amount. Annual PRSU expense may vary during the three-year performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PRSU’s is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.
Upon a change in control, each PRSU will (i) be deemed earned at the target level with respect to all open performance periods if the change in control occurs within six months after the grant date, and (ii) be deemed earned at the actual performance level as of the date of the change in control if a change in control occurs more than six months after the grant date, and in both cases, the PRSU will cease to be subject to any further performance conditions, but will be subject to time-based service vesting following the change in control in accordance with the original performance period.
The weighted average grant date fair value per share of PRSUs granted during 2022, 2021, and 2020 was $37.95, $32.19 and $36.20. The vesting date fair value of PRSUs that vested during 2022 and 2021 was $2.2 million, $0.8 million, and $2.7 million.
NOTE 21. BENEFIT PLANS
401(K) Plans
The Company sponsors a defined contribution plan for the benefit of its employees. Participants are eligible to participate immediately as long as they are scheduled to work a minimum of 1,000 hours and are at least 18 years of age. Eligible participants may contribute up to 60% of their annual compensation, not to exceed the dollar limit imposed by the Internal Revenue Code. Employer contributions are determined annually by the Board of Directors in accordance with plan requirements and applicable tax code. Plan participants are immediately vested in matching contributions received from the Company. During 2021, the Company matched 50% of the first 6% contributed by plan participants. Effective January 1, 2022, the Company matched 50% of the first 8% contributed by plan participants. Expense related to 401(k) employer matching contributions was $8.1 million, $5.7 million and $4.6 million for the years ended December 31, 2022, 2021, and 2020.
NOTE 22. STOCKHOLDERS' EQUITY
Common Stock Repurchased
The Company's common stock repurchased consisted of: (1) restricted stock surrendered as treasury shares and (2) stock purchased under the Company's Stock Repurchase Programs and retired.
Treasury Shares
As a Delaware corporation, the Company records treasury shares for shares surrendered to the Company resulting from statutory payroll tax obligations arising from the vesting of restricted stock.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following table shows the dollar amount of shares surrendered, shares surrendered, and weighted average price per share for restricted stock surrendered as treasury shares for the years indicated:
	Year Ended December 31,
Restricted Stock Surrendered as Treasury Shares	2022	2021	2020
Dollar amount of shares surrendered (in thousands)	$9,531	$8,505	$5,369
Number of shares surrendered	257,501	199,018	213,578
Weighted average price per share	$37.01	$42.73	$25.14
Stock Repurchase Programs
The Stock Repurchase Program was initially authorized by PacWest's Board of Directors on October 17, 2016. On February 15, 2022, PacWest's Board of Directors authorized a new Stock Repurchase Program to purchase shares of its common stock for an aggregate purchase price not to exceed $100 million, effective March 1, 2022. No shares were repurchased under the new Stock Repurchase Program prior to expiration on February 28, 2023.
The following table shows the repurchase amounts, shares repurchased, and weighted average price per share for stock repurchases under the various Stock Repurchase Programs for the years indicated:
	Year Ended December 31,
Stock Repurchases Under Stock Repurchase Programs	2022	2021	2020
Dollar amount of repurchases (in thousands)	$—	$—	$70,000
Number of shares repurchased	—	—	1,953,711
Weighted average price per share	$—	$—	$35.83
Preferred Stock Issuance
On June 6, 2022, the Company issued and sold 20,530,000 depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of the Company’s 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, Series A, par value $0.01 per share (the “Series A preferred stock”), with a liquidation preference of $1,000 per share of Series A preferred stock (equivalent to $25.00 per Depositary Share). The Series A preferred stock qualifies as Tier 1 capital for purposes of regulatory capital calculations. The gross proceeds were $513.3 million while net proceeds from the issuance of the Series A preferred stock, after deducting $14.7 million of offering costs including the underwriting discount and other expenses, were $498.5 million.
Holders of the Depositary Shares will be entitled to all proportional rights and preferences of the Series A preferred stock (including dividend, voting, redemption, and liquidation rights).
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
The Series A preferred stock is perpetual and has no maturity date. The Series A preferred stock is not subject to any mandatory redemption, sinking fund, or other similar provisions. The Company, at its option and subject to prior regulatory approval, may redeem the Series A preferred stock (i) in whole or in part, from time to time, on any dividend payment date on or after September 1, 2027 or (ii) in whole but not in part at any time within 90 days following a regulatory capital treatment event, in each case, at a redemption price equal to

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
$1,000 per share of Series A preferred stock (equivalent to $25 per Depositary Share), plus any declared and unpaid dividends, without regard to any undeclared dividends, to but excluding the redemption date. Neither the holders of the Series A preferred stock nor holders of the Depositary Shares will have the right to require the redemption or repurchase of the Series A preferred stock.
NOTE 23. DIVIDEND AVAILABILITY AND REGULATORY MATTERS
Holders of Company common stock may receive dividends declared by the Board of Directors out of funds legally available under DGCL and certain federal laws and regulations governing the banking and financial services business. Our ability to pay dividends to our stockholders is subject to the restrictions set forth in DGCL and certain covenants contained in our subordinated debt and borrowing agreements. Notification to the FRB is also required prior to our declaring and paying dividends during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Should the FRB object to payment of dividends, we would not be able to make the payment until approval is received or we no longer need to provide notice under applicable regulations.
It is possible, depending upon the financial condition of the Bank and other factors, that the FRB, the FDIC, or the DFPI, could assert that payment of dividends or other payments is an unsafe or unsound practice. The Bank is subject to restrictions under certain federal and state laws and regulations governing banks which limit its ability to transfer funds to the holding company through intercompany loans, advances or cash dividends. Dividends paid by California state-chartered banks such as Pacific Western are regulated by the DFPI and FDIC under their general supervisory authority as it relates to a bank’s capital requirements. The Bank may declare a dividend without the approval of the DFPI as long as the total dividends declared in a calendar year do not exceed either the retained earnings or the total of net earnings for the three previous fiscal years less any dividend paid during such period. The Bank had a cumulative net loss of $195.4 million during the three fiscal years of 2022, 2021, and 2020, compared to dividends of $569.0 million paid by the Bank during that same period. During 2022, PacWest received $129.0 million in dividends from the Bank. Since the Bank had an accumulated deficit of $790.9 million at December 31, 2022, for the foreseeable future, dividends from the Bank to PacWest will continue to require DFPI and FDIC approval.
PacWest, as a bank holding company, is subject to regulation by the FRB under the BHCA. The FDICIA required that the federal regulatory agencies adopt regulations defining capital tiers for banks: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of the Company’s and the Bank’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.
Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios of common equity Tier 1, Tier 1, and total capital to risk-weighted assets (“total capital ratio”), and of Tier I capital to average assets, adjusted for goodwill and other non-qualifying intangible assets and other assets (“leverage ratio”). Common equity Tier 1 capital includes common stockholders’ equity less goodwill and certain other deductions (including a portion of servicing assets and the after-tax unrealized net gains and losses on securities available-for-sale). Tier 1 capital includes common equity Tier 1 plus additional Tier 1 capital instruments meeting certain requirements. Total capital includes Tier 1 capital and other items such as subordinated debt and the allowance for credit losses. All three measures are stated as a percentage of risk-weighted assets, which are measured based on their perceived credit risk and include certain off-balance sheet exposures, such as unfunded loan commitments and letters of credit.
Banks considered to be “adequately capitalized” are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be “well capitalized” must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2022, the most recent notification date to the regulatory agencies, the Company and the Bank are each “well capitalized” under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company’s or any of the Bank’s categories.
Management believes, as of December 31, 2022, that the Company and the Bank met all capital adequacy requirements to which we are subject.
Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer is fully phased-in at 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7%, 8.5%, and 10.5%. At December 31, 2022, the Company and Bank were in compliance with the capital conservation buffer requirements.
The Company and Bank elected the CECL 5-year regulatory transition guidance for calculating regulatory capital ratios and the December 31, 2022 ratios include this election. This guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2022. This cumulative amount will then be phased out of regulatory capital over the next three years.
The following tables present actual capital amounts and ratios for the Company and the Bank as of the dates indicated:
	Actual		Well Capitalized Minimum Requirement		Capital Conservation Buffer Requirement
	Balance	Ratio	Balance	Ratio
	(Dollars in thousands)
December 31, 2022
Tier I leverage capital (to average assets):
PacWest Bancorp Consolidated	$3,503,201	8.61%	$2,033,411	5.00%	N/A
Pacific Western Bank	$3,408,289	8.39%	$2,031,413	5.00%	N/A
CET1 capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$2,873,685	8.70%	$2,147,012	6.50%	7.00%
Pacific Western Bank	$3,408,289	10.32%	$2,145,738	6.50%	7.00%
Tier I capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$3,503,201	10.61%	$2,642,477	8.00%	8.50%
Pacific Western Bank	$3,408,289	10.32%	$2,640,909	8.00%	8.50%
Total capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$4,495,750	13.61%	$3,303,096	10.00%	10.50%
Pacific Western Bank	$4,074,047	12.34%	$3,301,136	10.00%	10.50%

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
	Actual	Well Capitalized Minimum Requirement			Capital Conservation Buffer Requirement
	Balance	Ratio	Balance	Ratio
	(Dollars in thousands)
December 31, 2021
Tier I leverage capital (to average assets):
PacWest Bancorp Consolidated	$2,657,575	6.84%	$1,942,017	5.00%	N/A
Pacific Western Bank	$2,717,374	7.00%	$1,940,510	5.00%	N/A
CET1 capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$2,526,575	8.86%	$1,853,073	6.50%	7.00%
Pacific Western Bank	$2,717,374	9.56%	$1,847,853	6.50%	7.00%
Tier I capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$2,657,575	9.32%	$2,280,705	8.00%	8.50%
Pacific Western Bank	$2,717,374	9.56%	$2,274,281	8.00%	8.50%
Total capital (to risk-weighted assets):
PacWest Bancorp Consolidated	$3,619,190	12.69%	$2,850,881	10.00%	10.50%
Pacific Western Bank	$3,355,403	11.80%	$2,842,851	10.00%	10.50%
We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. On April 30, 2021, the Bank completed the sale of $400 million aggregate principal amount of 3.25% Fixed-to-Floating Rate Subordinated Notes due May 1, 2031.
The carrying value of subordinated debt totaled $867.1 million at December 31, 2022. At December 31, 2022, $131.0 million of the trust preferred securities were included in the Company's Tier I capital under the phase-out limitations of Basel III, and $721.9 million was included in Tier II capital.
Interest payments on subordinated debt are considered dividend payments under the FRB regulations and subject to the same notification requirements for declaring and paying dividends on common stock.
NOTE 24. CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY
The following tables present the parent company only condensed balance sheets and the related condensed statements of earnings (loss) and condensed statements of cash flows as of and for the years indicated:
Parent Company Only	December 31,
Condensed Balance Sheets	2022	2021
	(In thousands)
Assets:
Cash and cash equivalents	$351,181	$176,923
Investments in subsidiaries	3,640,891	3,845,653
Other assets	98,071	122,324
Total assets	$4,090,143	$4,144,900
Liabilities:
Subordinated debt	$135,055	$135,055
Other liabilities	4,557	10,215
Total liabilities	139,612	145,270
Stockholders’ equity	3,950,531	3,999,630
Total liabilities and stockholders’ equity	$4,090,143	$4,144,900

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
Parent Company Only	Year Ended December 31,
Condensed Statements of Earnings (Loss)	2022	2021	2020
	(In thousands)
Miscellaneous (loss) income	$(7,234)	$52,955	$14,276
Dividends from Bank subsidiary	129,000	182,000	258,000
Total income	121,766	234,955	272,276
Interest expense	5,824	3,527	4,394
Operating expenses	6,015	18,913	11,184
Total expenses	11,839	22,440	15,578
Earnings before income taxes and equity in undistributed earnings of subsidiaries	109,927	212,515	256,698
Income tax benefit (expense)	9,682	(6,188)	(3,268)
Earnings before equity in undistributed earnings of subsidiaries	119,609	206,327	253,430
Equity in (distributions in excess of) undistributed earnings or loss of subsidiaries	304,004	400,632	(1,491,004)
Net earnings (loss)	423,613	606,959	(1,237,574)
Preferred stock dividends	19,339	—	—
Net earnings (loss) available to common stockholders	$404,274	$606,959	$(1,237,574)
Parent Company Only	Year Ended December 31,
Condensed Statements of Cash Flows	2022	2021	2020
	(In thousands)
Cash flows from operating activities:
Net earnings (loss)	$423,613	$606,959	$(1,237,574)
Adjustments to reconcile net earnings (loss) to net cash (used in) provided by operating activities:
Change in other assets	(323,852)	(67,242)	(29,568)
Change in liabilities	(5,658)	5,714	780
Earned stock compensation	34,769	32,223	24,363
(Equity in) distributions in excess of undistributed earnings or loss of subsidiaries	(304,004)	(400,632)	1,491,004
Net cash (used in) provided by operating activities	(175,132)	177,022	249,005

Cash flows from investing activities:
Net cash used in investing activities	—	—	—

Cash flows from financing activities:
Common stock repurchased and restricted stock surrendered	(9,531)	(8,505)	(75,369)
Net proceeds from preferred stock offering	498,516	—	—
Preferred stock dividends paid	(19,339)	—	—
Common stock dividends paid	(120,256)	(119,443)	(159,748)
Net cash provided by (used in) financing activities	349,390	(127,948)	(235,117)
Net increase in cash and cash equivalents	174,258	49,074	13,888
Cash and cash equivalents, beginning of year	176,923	127,849	113,961
Cash and cash equivalents, end of year	$351,181	$176,923	$127,849

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 25. BUSINESS SEGMENTS
ASC 280-10, Segment Reporting, requires that a public business enterprise report certain financial and descriptive information about its reportable operating segments on the basis that is used internally for evaluating segment performance and deciding how to allocate resources to segments.
We regularly assess our strategic plans, operations, reporting structures and financial information provided to management to identify our reportable segments. From December 31, 2015 through September 30, 2022, we operated as one segment. Civic, which we acquired in February 2021, has been identified as an operating segment. In the fourth quarter of 2022, Civic met a quantitative threshold which required it to be disclosed as a reportable operating segment. Therefore, we have two reportable segments as of December 31, 2022: Commercial Banking and Civic and a third segment, Other, which is used for inter-segment eliminations.
The Company’s reportable segments are aggregated with a focus on products and services offered and consist of three reportable segments:
•
Commercial Banking - principal business activities are gathering retail and commercial deposits, originating and servicing loans and leases and investing in investment securities. The primary sources of revenue for this segment are: interest earned on loans and leases and investment securities, fees earned in connection with loan and deposit services, and dividends and gains on equity investments. Principal expenses for this segment are interest incurred on deposits and borrowings, general and administrative expenses and provision for credit losses.

•
Civic Financial Services (“Civic”) - principal business activity is the financing of business-purpose non-owner-occupied investor properties. The primary sources of revenue for this segment are interest earned and fees earned in connection with lending services. Principal expenses for this segment are interest incurred on inter-segment borrowings, general and administrative expenses and provision for credit losses.

•	Other - principal business activity is the elimination of inter-segment amounts.
The Company’s segment reporting process begins with the assignment of all loan and deposit accounts directly to the segments where those products are originated and/or serviced. Intangible assets, net interest income, provision for credit losses, and non-interest expense amounts are recorded in their respective segments to the extent that the amounts are directly attributable to those segments. Provision for income taxes for the segments is presented based on the segment’s contribution to the total consolidated provision for income taxes. Operating segment results are based on the Company’s internal management reporting process and are presented below with generally the same major categories as presented to the chief decision maker. The information presented may not be indicative of how the segments would perform if they operated as independent entities due to the interrelationships among the segments.
The following is a summary of operating segment balance sheet information as of the date indicated:
	December 31, 2022
Balance Sheet Data:	Commercial Banking	Civic	Other	Consolidated Company
	(In thousands)
Loans and leases, net of unearned income	$25,295,591	$3,313,538	$—	$28,609,129
Allowance for loan and lease losses	(181,912)	(18,820)	—	(200,732)
Total loans and leases, net	$25,113,679	$3,294,718	$—	$28,408,397
Goodwill	$1,280,288	$96,448	$—	$1,376,736
Core deposit and customer relationship intangibles, net	31,358	23	—	31,381
Total assets(1)	41,045,166	3,590,129	(3,406,359)	41,228,936
Total deposits(2)	34,269,432	16,031	(349,129)	33,936,334
(1)	The negative balance for total assets in the “Other” segment represents the elimination of inter-segment receivables.
(2)	The negative balance for total deposits in the “Other” segment represents the elimination of holding company cash held in deposit accounts at the Bank.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
The following is a summary of operating segment balance sheet information as of the date indicated:
	December 31, 2021
Balance Sheet Data:	Commercial Banking	Civic	Other	Consolidated Company
	(In thousands)
Loans and leases, net of unearned income	$21,562,889	$1,378,659	$—	$22,941,548
Allowance for loan and lease losses	(193,871)	(6,693)	—	(200,564)
Total loans and leases, net	$21,369,018	$1,371,966	$—	$22,740,984
Goodwill	$1,280,288	$125,448	$—	$1,405,736
Core deposit and customer relationship intangibles, net	44,662	295	—	44,957
Total assets(1)	40,248,429	1,616,914	(1,421,999)	40,443,344
Total deposits(2)	35,145,734	26,877	(174,854)	34,997,757
(1)	The negative balance for total assets in the “Other” segment represents the elimination of inter-segment receivables.
(2)	The negative balance for total deposits in the “Other” segment represents the elimination of holding company cash held in deposit accounts at the Bank.
The following is a summary of operating segment income statement information for the year indicated:
	Year Ended December 31, 2022
Results of Operations:	Commercial Banking	Civic	Other	Consolidated Company
	(In thousands)
Net interest income	$1,149,257	$141,505	$—	$1,290,762
Provision for credit losses	(11,142)	(13,358)	—	(24,500)
Net interest income after provision for credit losses	1,138,115	128,147	—	1,266,262
Noninterest income	73,089	1,738	—	74,827
Noninterest expense	637,014	136,507	—	773,521
Earnings (loss) before income taxes	574,190	(6,622)	—	567,568
Income tax expense (benefit)	145,634	(1,679)	—	143,955
Net earnings (loss)	$428,556	$(4,943)	$—	$423,613
The following is a summary of operating segment income statement information for the year indicated:
	Year Ended December 31, 2021
Results of Operations:	Commercial Banking	Civic	Other	Consolidated Company
	(In thousands)
Net interest income	$1,046,535	$57,289	$—	$1,103,824
Provision for credit losses	168,864	(6,864)	—	162,000
Net interest income after provision for credit losses	1,215,399	50,425	—	1,265,824
Noninterest income	185,654	8,273	—	193,927
Noninterest expense	564,798	72,619	—	637,417
Earnings (loss) before income taxes	836,255	(13,921)	—	822,334
Income tax expense (benefit)	218,950	(3,575)	—	215,375
Net earnings (loss)	$617,305	$(10,346)	$—	$606,959

PACWEST BANCORP AND SUBSIDIARIES
Notes to Consolidated Financial Statements
NOTE 26. RELATED PARTY TRANSACTIONS
In February 2022, the Company purchased $133.1 million in unpaid principal balances of single-family residential mortgage loans from a privately owned non-affiliated bank holding company. In addition, the Company entered into a subservicing agreement with the bank holding company pursuant to which it would service the purchased loans on an ongoing basis and the Company could outsource servicing of loans purchased from third parties to it. The Company’s former Chairman of the Board of Directors and now Lead Director (the “former Chairman”) is a director of the non-affiliated bank holding company.
On December 30, 2021, the Company purchased in a private placement 1,000,000 depository shares each representing an ownership interest in a share of non-voting Fixed-Rate, Non-Cumulative Perpetual Preferred Stock of the same bank holding company for the purchase price of $25 per depository share for a total of $25.0 million for investment purposes.
In the normal course of business, the Bank purchases corporate securities for investment purposes. At December 31, 2022, the following security was in our securities portfolio and issued by a non-affiliated bank holding company of which the former Chairman is a managing member of funds that own greater than 5% of the non-affiliated bank holding company's common stock: one subordinated debt security with a par value of $4.5 million.
The transactions described above were approved by the Audit Committee of the Board of Directors in accordance with our related party transactions policy.
NOTE 27. SUBSEQUENT EVENTS
Civic Restructuring
On February 17, 2023, the Company provided additional details regarding the previously announced restructuring of Civic. The Company announced it planned to provide a WARN Act notice to Civic employees the week of February 20th and anticipated that approximately 200 Civic positions would be eliminated, effective in the second quarter of 2023. This restructuring aligns with the Company’s strategy to focus on relationship-based community banking and improve capital, liquidity, and operational efficiency.
Common Stock Dividend
On February 1, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.25 per common share. The cash dividend is payable on February 28, 2023 to stockholders of record at the close of business on February 15, 2023.
Preferred Stock Dividend
On February 1, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.4845 per Depositary Share. The cash dividend is payable on March 1, 2023 to stockholders of record at the close of business on February 15, 2023.
We have evaluated events that have occurred subsequent to December 31, 2022 and have concluded there are no subsequent events that would require recognition in the accompanying consolidated financial statements.

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE
None.
ITEM 9A.	CONTROLS AND PROCEDURES
(a) Evaluation of disclosure controls and procedures. Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2022 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
(b) Management’s Report on Internal Control over Financial Reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in the Securities Exchange Act of 1934 Rules 13a-15(f). Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control-Integrated Framework (2013), our management concluded that our internal control over financial reporting was effective as of December 31, 2022. See “Management's Report on Internal Control Over Financial Reporting” set forth in Part II, Item 8 for additional information regarding management's evaluation.
(c) Report of the Independent Registered Public Accounting Firm. KPMG LLP, an independent registered public accounting firm, has audited the consolidated financial statements included in this Annual Report on Form 10-K and, as part of their audit, has issued their report, included herein, on the effectiveness of our internal control over financial reporting.
(d) Changes in Internal Control Over Financial Reporting. There were no changes in our internal control over financial reporting that occurred during the fourth quarter of 2022 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
ITEM 9B.	OTHER INFORMATION
None.
ITEM 9C.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE
Information required by this Item regarding the Company’s directors and executive officers, and corporate governance, including information with respect to Section 16(a) reporting compliance, will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2023 Annual Meeting of Stockholders. Such information is incorporated herein by reference. Information relating to the registrant’s Code of Business Conduct and Ethics that applies to its employees, including its senior financial officers, is included in Part I of this Annual Report on Form 10-K under “Available Information.”
ITEM 11.	EXECUTIVE COMPENSATION
The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2023 Annual Meeting of Stockholders. Such information is incorporated herein by reference.
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS
The information required by this Item regarding security ownership of certain beneficial owners and management will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2023 Annual Meeting of Stockholders. Such information is incorporated herein by reference. Information relating to securities authorized for issuance under the Company’s equity compensation plans is included in Part II of this Annual Report on Form 10-K under “Item 5. Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities.”
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE
The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2023 Annual Meeting of Stockholders. Such information is incorporated herein by reference.
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our independent registered public accounting firm is KPMG LLP, Irvine, CA, Auditor Firm ID: 185.
The information required by this Item will appear in the Proxy Statement we will deliver to our stockholders in connection with our 2023 Annual Meeting of Stockholders. Such information is incorporated herein by reference.

PART IV
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES
(a) 1. Financial Statements
The consolidated financial statements of PacWest Bancorp and its subsidiaries and independent auditors’ report are included in Item 8 under Part II of this Form 10-K.
2. Financial Statement Schedules
All financial statement schedules have been omitted, as they are either inapplicable or included in the Notes to Consolidated Financial Statements.
3. Exhibits
The following documents are included or incorporated by reference in this Annual Report on Form 10-K:
3.1	Certificate of Incorporation of PacWest Bancorp, as amended as of June 5, 2014 (Exhibit 3.1 to Form 10-K filed on February 28, 2022 and incorporated herein by this reference).
3.2	Second Amended and Restated Bylaws of PacWest Bancorp, dated October 25, 2019 (Exhibit 3.2 to Form 10-K filed on February 28, 2022 and incorporated herein by this reference).
3.3
Certificate of Designation for the 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A, effective June 3, 2022 (Exhibit 3.1 to Form 8-K filed on June 6, 2022 and incorporated herein by this reference).

4.1	Other long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the Commission upon request.
4.2
Deposit Agreement, dated June 6, 2022, by and among PacWest Bancorp, Equiniti Trust Company, and the holders from time to time of Depositary Shares described therein (Exhibit 4.1 to Form 8-K filed on June 6, 2022 and incorporated herein by this reference).

4.3	Form of Depositary Receipt (Exhibit 4.2 to Form 8-K filed on June 6, 2022 and incorporated herein by this reference).
4.4	Description of Registered Securities (Filed herewith).
10.1*
Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan, effective as of May 11, 2021 (Appendix A to the Definitive Proxy Statement filed on March 26, 2021 and incorporated herein by this reference).

10.2*	Form of Stock Award Agreement and Grant Notice pursuant to the Company’s 2017 Stock Incentive Plan (Exhibit 10.3 to Form 8-K filed on May 18, 2017 and incorporated herein by this reference).
10.3*
Form of Stock Unit Award Agreement and Grant Notice pursuant to the Company's 2017 Stock Incentive Plan, as amended (Exhibit 10.7 to Form 10-Q filed on August 8, 2019 and incorporated herein by this reference).

10.4*
Form of Stock Award Agreement and Grant Notice pursuant to the Company's 2017 Stock Incentive Plan, as amended (Exhibit 10.8 to Form 10-Q filed on August 8, 2019 and incorporated herein by this reference).

10.5*
Form of Stock Award Agreement and Grant Notice pursuant to the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (Exhibit 10.10 to Form 10-Q filed on August 6, 2021 and incorporated herein by this reference).

10.6*	Form of Stock Unit Award Agreement and Grant Notice pursuant to the Company's Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (Filed herewith).
10.7*	Form of Stock Award Agreement and Grant Notice pursuant to the Company's Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (Filed herewith).
10.8*	2023 Executive Incentive Plan(Filed herewith).
10.9*	Indemnification Agreement applicable to the directors and executive officers of the Company (Exhibit 10.10 to Form 10-K filed on February 28, 2020 and incorporated herein by this reference).
10.10*	PacWest Bancorp Change in Control Severance Plan, dated February 12, 2020 (Exhibit 10.1 to Form 8-K filed on February 14, 2020 and incorporated herein by this reference).
10.11*	PacWest Bancorp Employee Severance Plan, dated February 12, 2020 (Filed herewith).
21.1	Subsidiaries of the Registrant (Filed herewith).

23.1	Consent of KPMG LLP (Filed herewith).
24.1	Powers of Attorney (included on signature page).
31.1	Section 302 Certification of Chief Executive Officer (Filed herewith).
31.2	Section 302 Certification of Chief Financial Officer (Filed herewith).
32.1	Section 906 Certification of Chief Executive Officer (Filed herewith).
32.2	Section 906 Certification of Chief Financial Officer (Filed herewith).
101
Interactive data files pursuant to Rule 405 of Regulation S-T: (i) the Consolidated Balance Sheets as of December 31, 2022 and 2021, (ii) the Consolidated Statements of Earnings (Loss) for the years ended December 31, 2022, 2021, and 2020, (iii) the Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020, (iv) the Consolidated Statement of Changes in Stockholders’ Equity for the years ended December 31, 2022, 2021 and 2020 (v)the Consolidated Statements of Cash Flows for the years ended December 31, 2022, 2021 and 2020, and (vi)the Notes to Consolidated Financial Statements. (Pursuant to Rule 406T of Regulation S-T, this information is deemed furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.) (Filed herewith).

104	Cover page of PacWest Bancorp’s Annual Report on Form 10-K formatted in Inline XBRL (contained in Exhibit 101)
*	Management contract or compensatory plan or arrangement.
(b) Exhibits
The exhibits listed in Item 15(a)3 are incorporated by reference or attached hereto.
(c) Excluded Financial Statements
Not Applicable
ITEM 16.	FORM 10-K SUMMARY
None

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PACWEST BANCORP
Dated:	February 27, 2023	By:	/s/ PAUL W. TAYLOR Paul W. Taylor President and Chief Executive Officer
POWERS OF ATTORNEY
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew P. Wagner, Paul W. Taylor, Kevin L. Thompson, and Angela M.W. Kelley, and each of them severally, his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead, in any and all capacities, to do any and all things and execute any and all instruments that such attorney may deem necessary or advisable under the Securities Exchange Act of 1934 and any rules, regulations and requirements of the U.S. Securities and Exchange Commission in connection with this Annual Report on Form 10-K and any and all amendments hereto, as fully for all intents and purposes as he or she might or could do in person, and hereby ratifies and confirms all said attorneys-in-fact and agents, each acting alone, and his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.
Signature	Title	Date

/s/ MATTHEW P. WAGNER	Executive Chairman of the Board of Directors	February 27, 2023
Matthew P. Wagner

/s/ PAUL W. TAYLOR	President and Chief Executive Officer and Director (Principal Executive Officer)	February 27, 2023
Paul W. Taylor

/s/ KEVIN L. THOMPSON	Executive Vice President, Chief Financial Officer (Principal Financial Officer)	February 27, 2023
Kevin L. Thompson

/s/ MONICA L. SPARKS	Executive Vice President, Chief Accounting Officer (Principal Accounting Officer)	February 27, 2023
Monica L. Sparks

/s/ TANYA M. ACKER	Director	February 27, 2023
Tanya M. Acker

/s/ PAUL R. BURKE	Director	February 27, 2023
Paul R. Burke

/s/ CRAIG A. CARLSON	Director	February 27, 2023
Craig A. Carlson

/s/ JOHN M. EGGEMEYER, III	Lead Director	February 27, 2023
John M. Eggemeyer, III

/s/ C. WILLIAM HOSLER	Director	February 27, 2023
C. William Hosler

Signature	Title	Date

/s/ POLLY B. JESSEN	Director	February 27, 2023
Polly B. Jessen

/s/ SUSAN E. LESTER	Director	February 27, 2023
Susan E. Lester

/s/ ROGER H. MOLVAR	Director	February 27, 2023
Roger H. Molvar

/s/ STEPHANIE B. MUDICK	Director	February 27, 2023
Stephanie B. Mudick

Annex L

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-Q
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the quarterly period ended March 31, 2023
Commission File No. 001-36408
PACWEST BANCORP
(Exact name of registrant as specified in its charter)
Delaware	33-0885320
(State of Incorporation)	(I.R.S. Employer Identification No.)
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(Address of Principal Executive Offices, Including Zip Code)
(310) 887-8500
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/40th interest
in a share of 7.75% fixed rate reset non-cumulative
perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☑	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer
☐	Smaller reporting company	☐	Emerging growth company
☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☑
Indicate by check mark whether the financial statements included in the filings reflects a correction of an error previously issued financial statements):(1)  ☐ Yes  ☐ No
Indicate by check mark whether any of those error corrections are restatements requiring a recovery analysis of incentive-based compensation under the registrant’s clawback policies:(1)  ☐ Yes  ☐ No
As of April 27, 2023, there were 118,036,596 shares of the registrant's common stock outstanding, excluding 2,204,651 shares of unvested restricted stock.

(1)	Checkboxes are blank until we are required to have a recovery policy under the applicable Nasdaq listing standard.

PACWEST BANCORP
MARCH 31, 2023 QUARTERLY REPORT ON FORM 10-Q

PART I
Glossary of Acronyms, Abbreviations, and Terms
The acronyms, abbreviations, and terms listed below are used in various sections of this Form 10-Q, including “Item 1. Financial Statements” and “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.”
ACL	Allowance for Credit Losses	FRBSF	Federal Reserve Bank of San Francisco
AFS	Available-for-Sale	GDP	Gross Domestic Product
AFX	American Financial Exchange	HOA Business	Homeowners Association Services Division of MUFG Union Bank, N.A. (a business acquired on October 8, 2021)
ALLL	Allowance for Loan and Lease Losses	HTM	Held-to-Maturity
ALM	Asset Liability Management	IPO	Initial Public Offering
ASC	Accounting Standards Codification	IRR	Interest Rate Risk
ASU	Accounting Standards Update	LIBOR	London Inter-bank Offered Rate
Basel III	A comprehensive capital framework and rules for U.S. banking organizations approved by the FRB and the FDIC in 2013	LIHTC	Low Income Housing Tax Credit
BHCA	Bank Holding Company Act of 1956, as amended	MBS	Mortgage-Backed Securities
BOLI	Bank Owned Life Insurance	MVE	Market Value of Equity
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	NAV	Net Asset Value
CDI	Core Deposit Intangible Assets	NII	Net Interest Income
CECL	Current Expected Credit Loss	NIM	Net Interest Margin
CET1	Common Equity Tier 1	NSF	Non-Sufficient Funds
Civic	Civic Financial Services, LLC (a company acquired on February 1, 2021)	OREO	Other Real Estate Owned
CMBS	Commercial Mortgage-Backed Securities	PPP	Paycheck Protection Program
CMOs	Collateralized Mortgage Obligations	PRSUs	Performance-Based Restricted Stock Units
Retail Non-Maturity Deposits	Includes noninterest-bearing checking accounts, non-brokered interest checking accounts, non-brokered money market accounts, and savings accounts	PWAM	Pacific Western Asset Management Inc.
COVID-19	Coronavirus Disease	ROU	Right-of-use
CPI	Consumer Price Index	S&P	Standard & Poor's
CRA	Community Reinvestment Act	SBA	Small Business Administration
CRE	Commercial Real Estate	SBIC	Small Business Investment Company
CRI	Customer Relationship Intangible Assets	SEC	Securities and Exchange Commission
DFPI	California Department of Financial Protection and Innovation	SOFR	Secured Overnight Financing Rate
DTAs	Deferred Tax Assets	Tax Equivalent Net Interest Income	Net interest income reflecting adjustments related to tax-exempt interest on certain loans and investment securities

Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act	Tax Equivalent NIM	NIM reflecting adjustments related to tax-exempt interest on certain loans and investment securities
Efficiency Ratio
Noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) divided by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain/loss on sale of securities and gain/loss on sales of assets other than loans and leases)
		TDRs	Troubled Debt Restructurings
FASB	Financial Accounting Standards Board	TRSAs	Time-Based Restricted Stock Awards
FDIC	Federal Deposit Insurance Corporation	U.S. GAAP	U.S. Generally Accepted Accounting Principles
FHLB	Federal Home Loan Bank of San Francisco	VIE	Variable Interest Entity
FRB	Board of Governors of the Federal Reserve System

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
	March 31, 2023	December 31, 2022
	(Unaudited) (Dollars in thousands, except par value amounts)

ASSETS:
Cash and due from banks	$218,830	$212,273
Interest-earning deposits in financial institutions	6,461,306	2,027,949
Total cash, cash equivalents, and restricted cash	6,680,136	2,240,222
Securities available-for-sale, at fair value (amortized cost of $5,591,766 and $5,654,617, respectively)	4,848,607	4,843,487
Securities held-to-maturity, at amortized cost, net of allowance for credit losses (fair value of $2,157,056 and $2,110,472, respectively)	2,273,650	2,269,135
Federal Home Loan Bank stock, at cost	147,150	34,290
Total investment securities	7,269,407	7,146,912
Loans held for sale	2,796,208	65,076
Gross loans and leases held for investment	25,770,912	28,726,016
Deferred fees, net	(98,531)	(116,887)
Allowance for loan and lease losses	(210,055)	(200,732)
Total loans and leases held for investment, net	25,462,326	28,408,397
Equipment leased to others under operating leases	399,972	404,245
Premises and equipment, net	60,358	54,315
Foreclosed assets, net	2,135	5,022
Goodwill	—	1,376,736
Core deposit and customer relationship intangibles, net	28,970	31,381
Other assets	1,603,469	1,496,630
Total assets	$44,302,981	$41,228,936
LIABILITIES:
Noninterest-bearing deposits	$7,030,759	$11,212,357
Interest-bearing deposits	21,156,802	22,723,977
Total deposits	28,187,561	33,936,334
Borrowings (including $128,375 at fair value)	11,881,712	1,764,030
Subordinated debt	868,815	867,087
Accrued interest payable and other liabilities	593,416	710,954
Total liabilities	41,531,504	37,278,405
Commitments and contingencies
STOCKHOLDERS' EQUITY:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; 513,250 Series A shares, $1,000 per share liquidation preference, issued and outstanding at March 31, 2023 and December 31, 2022)	498,516	498,516
Common stock ($0.01 par value, 200,000,000 shares authorized at March 31, 2023 and December 31, 2022; 123,169,017 and 123,000,557 shares issued, respectively, includes 2,207,618 and 2,405,878 shares of unvested restricted stock, respectively)	1,232	1,230
Additional paid-in capital	2,903,428	2,927,903
Retained earnings	215,253	1,420,624
Treasury stock, at cost (2,924,803 and 2,778,500 shares at March 31, 2023 and December 31, 2022)	(110,892)	(106,839)
Accumulated other comprehensive (loss) income, net	(736,060)	(790,903)
Total stockholders' equity	2,771,477	3,950,531
Total liabilities and stockholders' equity	$44,302,981	$41,228,936
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
	Three Months Ended March 31,
	2023	2022
	(Unaudited) (In thousands, except per share amounts)

Interest income:
Loans and leases	$430,685	$267,759
Investment securities	44,237	53,422
Deposits in financial institutions	42,866	1,723
Total interest income	517,788	322,904
Interest expense:
Deposits	155,892	6,208
Borrowings	69,122	161
Subordinated debt	13,502	7,818
Total interest expense	238,516	14,187
Net interest income	279,272	308,717
Provision for credit losses	3,000	—
Net interest income after provision for credit losses	276,272	308,717
Noninterest income:
Leased equipment income	13,857	13,094
Other commissions and fees	10,344	11,580
Service charges on deposit accounts	3,573	3,571
Gain on sale of loans and leases	2,962	60
Gain on sale of securities	—	104
Dividends and gains (losses) on equity investments	1,098	(11,375)
Warrant (loss) income	(333)	629
Other income	4,890	3,155
Total noninterest income	36,391	20,818
Noninterest expense:
Compensation	88,476	92,240
Occupancy	15,067	15,200
Customer related expense	24,005	12,655
Other professional services	6,073	5,954
Data processing	10,938	9,629
Leased equipment depreciation	9,375	9,189
Insurance and assessments	11,717	5,490
Loan expense	6,524	5,157
Intangible asset amortization	2,411	3,649
Foreclosed assets expense (income), net	363	(3,353)
Acquisition, integration and reorganization costs	8,514	—
Goodwill impairment	1,376,736	—
Other expense	12,804	11,616
Total noninterest expense	1,573,003	167,426
(Loss) earnings before income taxes	(1,260,340)	162,109
Income tax (benefit) expense	(64,916)	41,981
Net (loss) earnings	(1,195,424)	120,128
Preferred stock dividends	9,947	—
Net (loss) earnings available to common stockholders	$(1,205,371)	$120,128

(Loss) earnings per common share:
Basic	$(10.22)	$1.01
Diluted	$(10.22)	$1.01
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three Months Ended March 31,
	2023	2022
	(Unaudited) (In thousands)
Net (loss) earnings	$(1,195,424)	$120,128
Other comprehensive income (loss), net of tax:
Unrealized net holding gains (losses) on securities available-for-sale arising during the period	67,971	(609,826)
Income tax (expense) benefit related to unrealized net holding losses arising during the period	(18,828)	167,458
Unrealized net holding gains (losses) on securities available-for-sale, net of tax	49,143	(442,368)
Reclassification adjustment for net (gains) losses included in net earnings(1)	—	(104)
Income tax expense (benefit) related to reclassification adjustment	—	29
Reclassification adjustment for net (gains) losses included in net earnings, net of tax	—	(75)
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	7,884	—
Income tax benefit related to amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	(2,184)	—
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity, net of tax	5,700	—
Other comprehensive income (loss), net of tax	54,843	(442,443)
Comprehensive loss	$(1,140,581)	$(322,315)
(1)	Entire amounts are recognized in “Gain (loss) on sale of securities” on the Condensed Consolidated Statements of Earnings.
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
	Three Months Ended March 31, 2023
	Preferred Stock(1)	Common Stock			Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
		Shares	Par Value	Additional Paid-in Capital
	(Unaudited) (In thousands, except per share amount)
Balance, December 31, 2022	$498,516	120,222,057	$1,230	$2,927,903	$1,420,624	$(106,839)	$(790,903)	$3,950,531
Net loss	—	—	—	—	(1,195,424)	—	—	(1,195,424)
Other comprehensive income, net of tax	—	—	—	—	—	—	54,843	54,843
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	168,460	2	4,981	—	—	—	4,983
Restricted stock surrendered	—	(146,303)	—	—	—	(4,053)	—	(4,053)
Cash dividends paid:
Preferred stock, $0.48/share	—	—	—	—	(9,947)	—	—	(9,947)
Common stock, $0.25/share	—	—	—	(29,456)	—	—	—	(29,456)
Balance, March 31, 2023	$498,516	120,244,214	$1,232	$2,903,428	$215,253	$(110,892)	$(736,060)	$2,771,477
(1)	There were 513,250 shares of Series A preferred stock issued during the 2nd quarter of 2022 that remained outstanding at March 31, 2023.
	Three Months Ended March 31, 2022
	Preferred Stock	Common Stock			Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
		Shares	Par Value	Additional Paid-in Capital
	(Unaudited) (In thousands, except per share amount)
Balance, December 31, 2021	$—	119,584,854	$1,221	$3,013,399	$1,016,350	$(97,308)	$65,968	$3,999,630
Net earnings	—	—	—	—	120,128	—	—	120,128
Other comprehensive loss, net of tax	—	—	—	—	—	—	(442,443)	(442,443)
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	109,466	1	7,556	—	—	—	7,557
Restricted stock surrendered	—	(92,554)	—	—	—	(4,481)	—	(4,481)
Cash dividends paid:
Common stock, $0.25/share	—	—	—	(29,796)	—	—	—	(29,796)
Balance, March 31, 2022	$—	119,601,766	$1,222	$2,991,159	$1,136,478	$(101,789)	$(376,475)	$3,650,595
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended March 31,
	2023	2022
	(Unaudited) (In thousands)
Cash flows from operating activities:
Net (loss) earnings	$(1,195,424)	$120,128
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Goodwill impairment	1,376,736	—
Depreciation and amortization	13,939	13,577
Amortization of net premiums on investment securities	9,526	15,606
Amortization of intangible assets	2,411	3,649
Amortization of operating lease ROU assets	6,655	7,443
Provision for credit losses	3,000	—
Gain on sale of foreclosed assets	(196)	(3,177)
Provision for losses on foreclosed assets	527	—
Gain on sale of loans and leases	(2,962)	(60)
Gain on sale of premises and equipment	(7)	(2)
Gain on sale of securities	—	(104)
Gain on BOLI death benefit	(350)	—
Unrealized gain on derivatives, foreign currencies, and credit-linked notes, net	(1,781)	(1,176)
Earned stock compensation	4,983	7,557
(Increase) decrease in other assets	(129,223)	29,162
Decrease in accrued interest payable and other liabilities	(108,825)	(58,397)
Net cash (used in) provided by operating activities	(20,991)	134,206

Cash flows from investing activities:
Net increase in loans and leases	(93,256)	(1,448,692)
Proceeds from sales of loans and leases	290,228	36,758
Proceeds from maturities and paydowns of securities available-for-sale	56,956	243,921
Proceeds from sales of securities available-for-sale	—	206,192
Purchases of securities available-for-sale	(550)	(356,196)
Proceeds from maturities and paydowns of securities held-to-maturity	288	—
Net purchases of Federal Home Loan Bank stock	(112,860)	—
Proceeds from sales of foreclosed assets	5,124	16,020
Purchases of premises and equipment, net	(9,236)	(7,287)
Proceeds from sales of premises and equipment	13	3
Proceeds from BOLI death benefit	1,844	—
Net (increase) decrease in equipment leased to others under operating leases	(5,097)	4,661
Net cash provided by (used in) investing activities	133,454	(1,304,620)

Cash flows from financing activities:
Net decrease in noninterest-bearing deposits	(4,181,598)	(486,082)
Net decrease in interest-bearing deposits	(1,567,175)	(1,286,780)
Net increase in borrowings	10,119,680	991,000
Restricted stock surrendered	(4,053)	(4,481)
Preferred stock dividends paid	(9,947)	—
Common stock dividends paid	(29,456)	(29,796)
Net cash provided by (used in) financing activities	4,327,451	(816,139)
Net increase (decrease) in cash, cash equivalents, and restricted cash	4,439,914	(1,986,553)
Cash, cash equivalents, and restricted cash, beginning of period	2,240,222	4,057,234
Cash, cash equivalents, and restricted cash, end of period	$6,680,136	$2,070,681
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three Months Ended March 31,
	2023	2022
	(Unaudited) (In thousands)
Supplemental disclosures of cash flow information:
Cash paid for interest	$209,340	$10,635
Cash paid for income taxes	786	2,138
Loans transferred to foreclosed assets	2,568	304
Transfers from loans held for investment to loans held for sale	2,796,365	—
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 1. ORGANIZATION
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities, and fees received in connection with deposit services, extending credit and other services offered, including treasury management and investment management services. Our major operating expenses are interest paid by the Bank on deposits and borrowings, compensation, occupancy, and general operating expenses.
Significant Accounting Policies
Our accounting policies are described in Note 1. Nature of Operations and Summary of Significant Accounting Policies, of our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission (“Form 10-K”). Updates to our significant accounting policies described below reflect the impact of the adoption of ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”),” specifically the amendment to troubled debt restructurings, and organizational changes which resulted in changes to our reportable operating segments.
Loan Modifications to Borrowers Experiencing Financial Difficulty
Loan modifications made to borrowers experiencing financial difficulty constitute modifications of receivables in the form of principal forgiveness, an interest rate reduction, an other than-insignificant payment delay, or a term extension. ASU 2022-02 eliminated the concept of troubled debt restructurings, and introduced broader modification reporting requirements. Previously, troubled debt restructurings included any type of modification that included a below market concession which was granted both to a borrower in financial difficulty and as a result of financial difficulty. Loan modifications made to borrowers experiencing financial difficulty no longer consider whether a market concession has been granted, as was required with troubled debt restructurings, but rather includes as modifications within the four listed reportable modification types to a borrower deemed to be experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of the modification. Loans reported in this classification have a rating of substandard or worse, and may include both accruing and nonaccruing loans. Loans are assessed to determine whether the modification constitutes a new loan or a continuation of the existing loan. Depending on the terms of the modification and nature of the borrower, this may result in a downgrade or placing a loan on nonaccrual status, which in turn would impact the loan's classification within the ALLL. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.
Business Segments
We regularly assess our strategic plans, operations, reporting structures and financial information provided to management to identify our reportable segments. Civic, a lending subsidiary we acquired in February 2021, has historically been identified as an operating segment. In the fourth quarter of 2022, Civic met a quantitative

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
threshold which required it to be disclosed as a reportable operating segment. Therefore, we had two reportable operating segments as of December 31, 2022: Commercial Banking and Civic, and a third segment, Other, which was used for inter-segment eliminations. In the first quarter of 2023, we began a restructuring of Civic which included removing most of Civic's top management and transferring day-to-day management of most of Civic's operating functions to managers at the Bank. Due to the restructuring of Civic, discrete financial information is no longer prepared. Our management reporting captures the direct expenses of Civic, however, none of the expenses now being incurred to manage Civic are being directly charged or allocated to Civic. Therefore, it is no longer feasible to produce meaningful, separate full financial statements, and thus, discrete financial information for Civic is no longer prepared or distributed to our chief operating decision maker. Thus, Civic no longer meets the criteria to be considered a reportable operating segment. At March 31, 2023, we operated as one reportable segment - Commercial Banking.
Accounting Standards Adopted in 2023
Effective January 1, 2023, we completed the adoption of ASU 2022-02, “Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,” by eliminating the accounting guidance for TDRs by creditors, in ASC 310-40, Receivables – Troubled Debt Restructurings by Creditors, while enhancing disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty. The Company updated its disclosures in Note 4. Loans and Leases to present information regarding loan modifications to borrowers experiencing financial difficulty. There was no transition adjustment recorded to retained earnings upon adoption. The adoption of this amendment did not have a material impact on the Company’s condensed consolidated financial statements.
Basis of Presentation
Our interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, certain disclosures accompanying annual consolidated financial statements are omitted. In the opinion of management, all significant intercompany accounts and transactions have been eliminated and adjustments, consisting solely of normal recurring accruals and considered necessary for the fair presentation of financial statements for the interim periods, have been included. The current period's results of operations are not necessarily indicative of the results that ultimately may be achieved for the year. The interim condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Form 10-K.
Use of Estimates
We have made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these condensed consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates. Material estimates subject to change in the near term include, among other items, the allowance for credit losses (the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments), the carrying value of goodwill and other intangible assets, the fair value of loans held for sale, and the realization of deferred tax assets. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period's presentation format. In our loan and allowance tables, we realigned certain of our loan portfolio classes and subclasses to better reflect and report our lending. We made the following changes: (1) moved the “Multi-family” loan subclass from the residential real estate mortgage class into its own loan class; (2) moved the “Construction - renovation” loan

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
subclass from the residential real estate construction and land loan class to the residential real estate mortgage class and renamed it “Residential renovation;” and (3) renamed the residential real estate mortgage loan class as “Other residential.” All of the loan and allowance tables, both current period and prior periods, reflect these changes and realignment.
Risks and Uncertainties
The recent bank failures involving three prominent regional banks have resulted in significant market volatility among publicly traded bank holding companies, and, in particular, regional banks like PacWest. These bank failures, and the resulting customer fear of additional bank failures, has increased the following risks and uncertainties regarding our business; (i) the loss of customer deposits which, in turn, has put pressure on our liquidity position, (ii) the decrease in our net interest margin resulting from replacing lower-cost customer deposits with higher-cost brokered deposits and borrowings, (iii) the downgrading of our credit rating by third-party rating agencies which may result in increased borrowing costs and/or trigger additional collateral or funding requirements, and (iv) the potential for operating costs to increase due to higher FDIC assessments and other costs necessary to respond to increased regulatory requirements.
To respond to these increased risks and uncertainties we have taken the following actions to mitigate these risks; (a) we pledged additional assets as collateral for borrowings to increase our liquidity position for potential deposit outflows, (b) we have increased the number of customers enrolled in reciprocal deposit programs that increases the amount of FDIC insurance coverage on their account(s) to help retain these customers; (c) we are offering competitive promotional rates on our deposit products to attract new customer deposits, (d) we intend to complete strategic asset sales in the second quarter of 2023 to improve our liquidity position and capital ratios, and (e) we reduced our second quarter 2023 common dividend from $0.25 to $0.01 to improve our liquidity position and capital ratios.
NOTE 2. RESTRICTED CASH
The FRBSF establishes cash reserve requirements that its member banks must maintain based on a percentage of deposit liabilities. There were no reserves required to be held at the FRBSF for the three months ended March 31, 2023. As of March 31, 2023 and December 31, 2022, we pledged cash collateral for our derivative contracts of $2.4 million and $2.7 million. We have cash which is restricted based on the terms of some of our borrowing agreements that totaled $151.1 million at March 31, 2023 and $131.5 million at December 31, 2022.
NOTE 3. INVESTMENT SECURITIES
Transfer of Securities Available-for-Sale to Held-to Maturity
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. At the time of transfer, $218.3 million of unrealized losses, net of tax, was retained in “Accumulated other comprehensive income (loss)” on the condensed consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Securities Available-for-Sale
The following table presents amortized cost, gross unrealized gains and losses, and fair values of securities available-for-sale as of the dates indicated:
	March 31, 2023				December 31, 2022
Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Agency residential MBS	$2,645,975	$—	$(396,895)	$2,249,080	$2,685,038	$—	$(442,996)	$2,242,042
U.S. Treasury securities	771,208	—	(85,772)	685,436	771,145	—	(101,075)	670,070
Agency commercial MBS	545,480	—	(53,799)	491,681	549,492	—	(61,886)	487,606
Agency residential CMOs	509,303	—	(53,621)	455,682	517,174	—	(60,111)	457,063
Municipal securities	395,709	—	(50,070)	345,639	399,724	—	(60,398)	339,326
Corporate debt securities	344,747	—	(54,953)	289,794	344,767	6	(32,868)	311,905
Private label residential CMOs	203,088	—	(38,685)	164,403	207,123	—	(40,399)	166,724
Collateralized loan obligations	109,166	—	(6,172)	102,994	109,159	—	(6,898)	102,261
Private label commercial MBS	27,331	—	(1,796)	25,535	28,903	—	(2,076)	26,827
Asset-backed securities	22,864	—	(407)	22,457	23,568	—	(1,155)	22,413
SBA securities	16,895	—	(989)	15,906	18,524	—	(1,274)	17,250
Total	$5,591,766	$—	$(743,159)	$4,848,607	$5,654,617	$6	$(811,136)	$4,843,487
As of March 31, 2023, the Company had not recorded an allowance for credit losses on securities available-for-sale. The Company does not consider unrealized losses on such securities to be attributable to credit-related factors, as the unrealized losses have occurred as a result of changes in non-credit related factors such as interest rates, market spreads, and market conditions subsequent to purchase.
As of March 31, 2023, securities available-for-sale with a fair value of $4.6 billion were pledged as collateral primarily for the Bank Term Funding Program borrowings, FRB secured line of credit, and FHLB secured line of credit borrowings.
Realized Gains and Losses on Securities Available-for-Sale
The following table presents the amortized cost of securities sold with related gross realized gains, gross realized losses, and net realized (losses) gains for the years indicated:
	Three Months Ended March 31,
Sales of Securities Available-for-Sale	2023	2022
	(In thousands)
Amortized cost of securities sold	$—	$206,088
Gross realized gains	$—	$1,190
Gross realized losses	—	(1,086)
Net realized gains (losses)	$—	$104

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Unrealized Losses on Securities Available-for-Sale
The following tables present the gross unrealized losses and fair values of securities available-for-sale that were in unrealized loss positions as of the dates indicated:
	March 31, 2023
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$6,665	$(306)	$2,242,415	$(396,589)	$2,249,080	$(396,895)
U.S. Treasury securities	4,993	(7)	680,443	(85,765)	685,436	(85,772)
Agency commercial MBS	20,806	(977)	470,875	(52,822)	491,681	(53,799)
Agency residential CMOs	35,116	(2,707)	420,566	(50,914)	455,682	(53,621)
Municipal securities	836	(44)	344,803	(50,026)	345,639	(50,070)
Corporate debt securities	119,754	(18,667)	170,040	(36,286)	289,794	(54,953)
Private label residential CMOs	1,226	(6)	163,177	(38,679)	164,403	(38,685)
Collateralized loan obligations	18,690	(838)	84,304	(5,334)	102,994	(6,172)
Private label commercial MBS	—	—	25,534	(1,796)	25,534	(1,796)
Asset-backed securities	—	—	22,457	(407)	22,457	(407)
SBA securities	—	—	15,906	(989)	15,906	(989)
Total	$208,086	$(23,552)	$4,640,520	$(719,607)	$4,848,606	$(743,159)
	March 31, 2022
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$52,556	$(6,193)	$2,189,485	$(436,803)	$2,242,041	$(442,996)
U.S. Treasury securities	4,972	(26)	665,098	(101,049)	670,070	(101,075)
Agency commercial MBS	316,892	(31,139)	170,714	(30,747)	487,606	(61,886)
Agency residential CMOs	245,755	(22,748)	211,309	(37,363)	457,064	(60,111)
Municipal securities	37,380	(3,129)	298,266	(57,269)	335,646	(60,398)
Corporate debt securities	302,643	(32,124)	4,256	(744)	306,899	(32,868)
Private label residential CMOs	19,261	(1,294)	147,464	(39,105)	166,725	(40,399)
Collateralized loan obligations	27,704	(1,818)	74,558	(5,080)	102,262	(6,898)
Private label commercial MBS	10,204	(508)	16,623	(1,568)	26,827	(2,076)
Asset-backed securities	22,413	(1,155)	—	—	22,413	(1,155)
SBA securities	17,250	(1,274)	—	—	17,250	(1,274)
Total	$1,057,030	$(101,408)	$3,777,773	$(709,728)	$4,834,803	$(811,136)
The securities that were in an unrealized loss position at March 31, 2023, were considered impaired and required further review to determine if the unrealized losses were credit-related. We concluded the unrealized losses were a result of the level of market interest rates relative to the types of securities and pricing changes caused by shifting supply and demand dynamics and not a result of downgraded credit ratings or other indicators of deterioration of the underlying issuers' ability to repay. We also considered the seniority of the tranches and U.S. government agency guarantees, if any, to assess whether an unrealized loss was credit-related. Accordingly, we determined the unrealized losses were not credit-related and recognized the unrealized losses in “Accumulated other comprehensive (loss) income” of “Stockholders' equity” on the condensed consolidated

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
balance sheets. Although we periodically sell securities for portfolio management purposes, we do not foresee having to sell any impaired securities and believe that it is more likely than not we would not be required to sell any impaired securities before recovery of their amortized cost.
Contractual Maturities of Securities Available-for-Sale
The following table presents the contractual maturities of our securities available-for-sale portfolio based on amortized cost and carrying value as of the date indicated:
	March 31, 2023
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Agency residential MBS	$—	$—	$—	$2,645,975	$2,645,975
U.S. Treasury securities	4,999	503,869	262,340	—	771,208
Agency commercial MBS	—	205,442	321,502	18,536	545,480
Agency residential CMOs	—	—	175,473	333,830	509,303
Municipal securities	—	53,855	319,463	22,391	395,709
Corporate debt securities	—	5,000	339,747	—	344,747
Private label residential CMOs	—	—	—	203,088	203,088
Collateralized loan obligations	—	—	70,329	38,837	109,166
Private label commercial MBS	—	—	—	27,331	27,331
Asset-backed securities	—	—	—	22,864	22,864
SBA securities	—	3,409	—	13,486	16,895
Total	$4,999	$771,575	$1,488,854	$3,326,338	$5,591,766

Fair Value:
Agency residential MBS	$—	$—	$—	$2,249,080	$2,249,080
U.S. Treasury securities	4,993	448,478	231,965	—	685,436
Agency commercial MBS	—	191,319	282,520	17,842	491,681
Agency residential CMOs	—	—	154,603	301,079	455,682
Municipal securities	—	48,293	276,487	20,859	345,639
Corporate debt securities	—	4,957	284,837	—	289,794
Private label residential CMOs	—	—	—	164,403	164,403
Collateralized loan obligations	—	—	67,321	35,673	102,994
Private label commercial MBS	—	—	—	25,535	25,535
Asset-backed securities	—	—	—	22,457	22,457
SBA securities	—	3,279	—	12,627	15,906
Total	$4,993	$696,326	$1,297,733	$2,849,555	$4,848,607
CMBS, CMOs, and MBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Securities Held-to-Maturity
The following table presents amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair values of securities held-to-maturity as of the date indicated:
	March 31, 2023
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Municipal securities	$1,244,441	$(140)	$1,244,301	$814	$(41,203)	$1,203,912
Agency commercial MBS	428,995	—	428,995	—	(26,135)	402,860
Private label commercial MBS	346,976	—	346,976	—	(28,371)	318,605
U.S. Treasury securities	184,862	—	184,862	—	(8,233)	176,629
Corporate debt securities	69,876	(1,360)	68,516	—	(13,466)	55,050
Total(1)	$2,275,150	$(1,500)	$2,273,650	$814	$(117,408)	$2,157,056
(1)	Excludes accrued interest receivable of $11.3 million at March 31, 2023 which is recorded in “Other assets” on the condensed consolidated balance sheets.
	March 31, 2022
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Municipal securities	$1,243,443	$(140)	$1,243,303	$8	$(77,526)	$1,165,785
Agency commercial MBS	427,411	—	427,411	—	(34,287)	393,124
Private label commercial MBS	345,825	—	345,825	—	(26,027)	319,798
U.S. Treasury securities	184,162	—	184,162	—	(12,462)	171,700
Corporate debt securities	69,794	(1,360)	68,434	—	(8,369)	60,065
Total(1)	$2,270,635	$(1,500)	$2,269,135	$8	$(158,671)	$2,110,472
(1)	Excludes accrued interest receivable of $13.5 million at December 31, 2022 which is recorded in “Other assets” on the condensed consolidated balance sheets.
As of March 31, 2023, securities held-to-maturity with a fair value of $2.1 billion were pledged as collateral primarily for public deposits, the FRB secured line of credit, Bank Term Funding Program borrowings, and letters of credit.
Allowance for Credit Losses on Securities Held-to-Maturity
The following table presents the changes by major security type in our allowance for credit losses on securities held-to-maturity for the periods indicated:
Security Type	Allowance for Credit Losses, Beginning of Period	Provision for Credit Losses	Charge- offs	Recoveries	Allowance for Credit Losses, End of Period
	(In thousands)
Three Months Ended March 31, 2023
Municipal securities	$140	$—	$—	$—	$140
Corporate debt securities	1,360	—	—	—	1,360
Total	$1,500	$—	$—	$—	$1,500

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Credit losses on HTM securities are recorded at the time of purchase, acquisition, or when the Company designates securities as held-to-maturity. Credit losses on HTM securities are representative of current expected credit losses that may be incurred over the life of the investment. Accrued interest receivable on HTM securities, which is included in other assets on the condensed consolidated balance sheets, is excluded from the estimate of expected credit losses. HTM U.S. treasury securities and agency-backed MBS securities are considered to have no risk of loss as they are either explicitly or implicitly guaranteed by the U.S. government. The change in fair value in the HTM private label CMBS portfolio is solely driven by changes in interest rates. The Company has no knowledge of any underlying credit issues and the cash flows underlying the debt securities have not changed and are not expected to be impacted by changes in interest rates and, thus, there is no related ACL for this portfolio. The underlying bonds in the Company’s HTM municipal securities and HTM corporate debt securities portfolios are evaluated for credit losses in conjunction with management’s estimate of the allowance for credit losses based primarily on credit ratings.
Securities Held-to-Maturity by Credit Quality Indicator
The Company uses S&P, Moody's, Fitch, Kroll, and Egan Jones ratings as the credit quality indicators for its held-to-maturity securities. The following table presents our securities held-to-maturity portfolio at amortized cost by the lowest available credit rating as of the dates indicated:
	March 31, 2023
Security Type	AAA	AA+	AA	AA-	A	A-	BBB	NR	Total
	(In thousands)
Amortized Cost:
Municipal securities	$551,978	$397,018	$174,273	$95,566	$1,898	$—	$—	$23,708	$1,244,441
Agency commercial MBS	—	428,995	—	—	—	—	—	—	428,995
Private label commercial MBS	346,976	—	—	—	—	—	—	—	346,976
U.S. Treasury securities	—	184,862	—	—	—	—	—	—	184,862
Corporate debt securities	—	—	—	—	—	23,268	21,007	25,601	69,876
Total	$898,954	$1,010,875	$174,273	$95,566	$1,898	$23,268	$21,007	$49,309	$2,275,150
	March 31, 2023
Security Type	AAA	AA+	AA	AA-	A	A-	BBB	NR	Total
	(In thousands)
Amortized Cost:
Municipal securities	$568,674	$385,990	$173,751	$95,471	$1,901	$—	$—	$17,656	$1,243,443
Agency commercial MBS	—	427,411	—	—	—	—	—	—	427,411
Private label commercial MBS	345,825	—	—	—	—	—	—	—	345,825
U.S. Treasury securities	—	184,162	—	—	—	—	—	—	184,162
Corporate debt securities	—	—	—	—	—	23,244	20,999	25,551	69,794
Total	$914,499	$997,563	$173,751	$95,471	$1,901	$23,244	$20,999	$43,207	$2,270,635

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Contractual Maturities of Securities Held-to-Maturity
The following table presents the contractual maturities of our securities held-to-maturity portfolio based on amortized cost and fair value as of the date indicated:
	March 31, 2023
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Municipal securities	$—	$—	$350,751	$893,690	$1,244,441
Agency commercial MBS	—	—	407,855	21,140	428,995
Private label commercial MBS	—	—	36,089	310,887	346,976
U.S. Treasury securities	—	—	184,862	—	184,862
Corporate debt securities	—	—	—	69,876	69,876
Total	$—	$—	$979,557	$1,295,593	$2,275,150

Fair Value:
Municipal securities	$—	$—	$335,601	$868,311	$1,203,912
Agency commercial MBS	—	—	382,601	20,259	402,860
Private label commercial MBS	—	—	33,282	285,323	318,605
U.S. Treasury securities	—	—	176,629	—	176,629
Corporate debt securities	—	—	—	55,050	55,050
Total	$—	$—	$928,113	$1,228,943	$2,157,056
CMBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.
Interest Income on Investment Securities
The following table presents the composition of our interest income on investment securities, including available-for-sale and held-to-maturity, for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Taxable interest	$38,692	$44,642
Non-taxable interest	4,903	8,519
Dividend income	642	261
Total interest income on investment securities	$44,237	$53,422
NOTE 4. LOANS AND LEASES
Our loans are carried at the principal amount outstanding, net of deferred fees and costs, and in the case of acquired and purchased loans, net of purchase discounts and premiums. Deferred fees and costs and purchase discounts and premiums on acquired loans are recognized as an adjustment to interest income over the contractual life of the loans primarily using the effective interest method or taken into income when the related loans are paid off or included in the carrying amount of loans that are sold.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Loans and Leases Held for Investment
The following table summarizes the composition of our loans and leases held for investment as of the dates indicated:
	March 31, 2023	December 31, 2022
	(In thousands)
Real estate mortgage	$15,436,731	$15,762,351
Real estate construction and land(1)	4,674,473	4,221,853
Commercial	5,232,521	8,297,182
Consumer	427,187	444,630
Total gross loans and leases held for investment	25,770,912	28,726,016
Deferred fees, net	(98,531)	(116,887)
Total loans and leases held for investment, net of deferred fees	25,672,381	28,609,129
Allowance for loan and lease losses	(210,055)	(200,732)
Total loans and leases held for investment, net(2)	$25,462,326	$28,408,397
(1)	Includes land and acquisition and development loans of $142.9 million and $153.5 million at March 31, 2023 and December 31, 2022.
(2)
Excludes accrued interest receivable of $131.7 million and $124.3 million at March 31, 2023 and December 31, 2022, respectively, which is recorded in “Other assets” on the condensed consolidated balance sheets.

The following tables present an aging analysis of our loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	March 31, 2023
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$3,524	$21,578	$25,102	$3,783,649	$3,808,751
Multi-family	—	—	—	5,523,320	5,523,320
Other residential	138,372	27,080	165,452	5,910,088	6,075,540
Total real estate mortgage	141,896	48,658	190,554	15,217,057	15,407,611
Real estate construction and land:
Commercial	—	—	—	910,327	910,327
Residential	—	—	—	3,698,113	3,698,113
Total real estate construction and land	—	—	—	4,608,440	4,608,440
Commercial:
Asset-based	—	420	420	2,067,907	2,068,327
Venture capital	—	—	—	2,058,237	2,058,237
Other commercial	941	352	1,293	1,101,250	1,102,543
Total commercial	941	772	1,713	5,227,394	5,229,107
Consumer	1,594	506	2,100	425,123	427,223
Total	$144,431	$49,936	$194,367	$25,478,014	$25,672,381

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	March 31, 2023
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$1,721	$29,269	$30,990	$3,815,841	$3,846,831
Multi-family	—	—	—	5,607,865	5,607,865
Other residential	101,728	39,875	141,603	6,134,025	6,275,628
Total real estate mortgage	103,449	69,144	172,593	15,557,731	15,730,324
Real estate construction and land:
Commercial	—	—	—	898,592	898,592
Residential	—	—	—	3,253,580	3,253,580
Total real estate construction and land	—	—	—	4,152,172	4,152,172
Commercial:
Asset-based	—	434	434	5,139,775	5,140,209
Venture capital	—	—	—	2,033,302	2,033,302
Other commercial	461	1,195	1,656	1,106,795	1,108,451
Total commercial	461	1,629	2,090	8,279,872	8,281,962
Consumer	1,935	149	2,084	442,587	444,671
Total	$105,845	$70,922	$176,767	$28,432,362	$28,609,129
It is our policy to discontinue accruing interest when principal or interest payments are past due 90 days or more (unless the loan is both well secured and in the process of collection) or when, in the opinion of management, there is a reasonable doubt as to the collectability of a loan or lease in the normal course of business. Interest income on nonaccrual loans is recognized only to the extent cash is received and the principal balance of the loan is deemed collectable.
The following table presents our nonaccrual and performing loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	March 31, 2023			December 31, 2022
	Nonaccrual	Performing	Total	Nonaccrual	Performing	Total
	(In thousands)
Real estate mortgage:
Commercial	$32,996	$3,775,755	$3,808,751	$42,509	$3,804,322	$3,846,831
Multi-family	—	5,523,320	5,523,320	—	5,607,865	5,607,865
Other residential	50,060	6,025,480	6,075,540	55,893	6,219,735	6,275,628
Total real estate mortgage	83,056	15,324,555	15,407,611	98,402	15,631,922	15,730,324
Real estate construction and land:
Commercial	—	910,327	910,327	—	898,592	898,592
Residential	—	3,698,113	3,698,113	—	3,253,580	3,253,580
Total real estate construction and land	—	4,608,440	4,608,440	—	4,152,172	4,152,172
Commercial:
Asset-based	420	2,067,907	2,068,327	865	5,139,344	5,140,209
Venture capital	—	2,058,237	2,058,237	—	2,033,302	2,033,302
Other commercial	3,123	1,099,420	1,102,543	4,345	1,104,106	1,108,451
Total commercial	3,543	5,225,564	5,229,107	5,210	8,276,752	8,281,962
Consumer	525	426,698	427,223	166	444,505	444,671
Total	$87,124	$25,585,257	$25,672,381	$103,778	$28,505,351	$28,609,129

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
At March 31, 2023, nonaccrual loans and leases included $49.9 million of loans and leases 90 or more days past due, $15.1 million of loans and leases 30 to 89 days past due, and $22.1 million of loans and leases current with respect to contractual payments that were placed on nonaccrual status based on management’s judgment regarding their collectability. At December 31, 2022, nonaccrual loans and leases included $70.9 million of loans and leases 90 or more days past due, $6.8 million of loans and leases 30 to 89 days past due, and $26.0 million of current loans and leases that were placed on nonaccrual status based on management’s judgment regarding their collectability.
As of March 31, 2023, our three largest loan relationships on nonaccrual status had an aggregate carrying value of $23.8 million and represented 27% of total nonaccrual loans and leases.
The following tables present the credit risk rating categories for loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated. Classified loans and leases are those with a credit risk rating of either substandard or doubtful.
	March 31, 2023
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$35,596	$109,020	$3,664,135	$3,808,751
Multi-family	3,586	116,092	5,403,642	5,523,320
Other residential	76,382	44,810	5,954,348	6,075,540
Total real estate mortgage	115,564	269,922	15,022,125	15,407,611
Real estate construction and land:
Commercial	—	93,641	816,686	910,327
Residential	—	44,997	3,653,116	3,698,113
Total real estate construction and land	—	138,638	4,469,802	4,608,440
Commercial:
Asset-based	420	33,133	2,034,774	2,068,327
Venture capital	2,615	126,422	1,929,200	2,058,237
Other commercial	13,126	5,036	1,084,381	1,102,543
Total commercial	16,161	164,591	5,048,355	5,229,107
Consumer	698	7,002	419,523	427,223
Total	$132,423	$580,153	$24,959,805	$25,672,381
	March 31, 2022
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$43,737	$106,493	$3,696,601	$3,846,831
Multi-family	3,611	60,330	5,543,924	5,607,865
Other residential	60,557	58,063	6,157,008	6,275,628
Total real estate mortgage	107,905	224,886	15,397,533	15,730,324
Real estate construction and land:
Commercial	—	91,334	807,258	898,592
Residential	—	45,155	3,208,425	3,253,580
Total real estate construction and land	—	136,489	4,015,683	4,152,172
Commercial:
Asset-based	865	56,836	5,082,508	5,140,209
Venture capital	2,753	127,907	1,902,642	2,033,302
Other commercial	6,473	13,233	1,088,745	1,108,451
Total commercial	10,091	197,976	8,073,895	8,281,962
Consumer	275	6,908	437,488	444,671
Total	$118,271	$566,259	$27,924,599	$28,609,129

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents our nonaccrual loans and leases by loan portfolio segment and class and by with and without an allowance recorded as of the date indicated and interest income recognized on nonaccrual loans and leases for the periods indicated:
	March 31, 2023 Nonaccrual Recorded Investment	Three Months Ended March 31, 2023 Interest Income Recognized	March 31, 2022 Nonaccrual Recorded Investment	Three Months Ended March 31, 2022 Interest Income Recognized
	(In thousands)
With An Allowance Recorded:
Real estate mortgage:
Commercial	$60	$—	$68	$—
Multi-family	—	—	—	—
Other residential	364	—	4,109	—
Real estate construction and land:
Commercial	—	—	—	—
Residential	—	—	493	—
Commercial:
Asset based	—	—	874	—
Venture capital	—	—	3,659	—
Other commercial	927	—	1,274	—
Consumer	525	—	387	—
With No Related Allowance Recorded:
Real estate mortgage:
Commercial	$32,936	$3	$32,004	$17
Multi-family	—	—	—	—
Other residential	49,696	—	13,982	—
Real estate construction and land:
Commercial	—	—	—	—
Residential	—	—	5,093	—
Commercial:
Asset based	420	—	449	—
Venture capital	—	—	—	—
Other commercial	2,196	1	4,146	354
Consumer	—	—	—	—
Total Loans and Leases With and
Without an Allowance Recorded:
Real estate mortgage	$83,056	$3	$50,163	$17
Real estate construction and land	—	—	5,586	—
Commercial	3,543	1	10,402	354
Consumer	525	—	387	—
Total	$87,124	$4	$66,538	$371

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following tables present our loans held for investment by loan portfolio segment and class, by credit quality indicator (internal risk ratings), and by year of origination (vintage year) as of the dates indicated:
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
March 31, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$—	$4,935	$2,712	$10,178	$27,110	$40,532	$1,305	$—	$86,772
3-4 Pass	43,528	537,793	498,774	460,109	317,986	1,623,820	85,376	9,977	3,577,363
5 Special mention	—	—	—	724	14,957	93,339	—	—	109,020
6-8 Classified	—	—	552	458	1,265	33,321	—	—	35,596
Total	$43,528	$542,728	$502,038	$471,469	$361,318	$1,791,012	$86,681	$9,977	$3,808,751
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$6,926	$—	$—	$6,926

Real Estate Mortgage: Multi-family
Internal risk rating:
1-2 High pass	$—	$23,561	$84,153	$26,843	$55,542	$104,508	$—	$—	$294,607
3-4 Pass	1,380	1,916,440	1,084,926	441,047	672,385	936,345	56,512	—	5,109,035
5 Special mention	—	—	—	37,211	29,430	49,451	—	—	116,092
6-8 Classified	—	—	—	—	—	3,586	—	—	3,586
Total	$1,380	$1,940,001	$1,169,079	$505,101	$757,357	$1,093,890	$56,512	$—	$5,523,320
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Mortgage: Other residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$1,500	$—	$1,500
3-4 Pass	299,234	2,432,852	3,077,525	78,709	—	20,047	44,380	101	5,952,848
5 Special mention	—	18,810	26,000	—	—	—	—	—	44,810
6-8 Classified	(1,456)	26,587	41,041	7,683	—	2,368	—	159	76,382
Total	$297,778	$2,478,249	$3,144,566	$86,392	$—	$22,415	$45,880	$260	$6,075,540
Current YTD period:
Gross charge-offs	$—	$1,600	$1,214	$91	$—	$4	$—	$—	$2,909
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis (1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
March 31, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	—	356,981	182,400	80,045	173,735	23,525	—	—	816,686
5 Special mention	—	—	—	—	—	93,641	—	—	93,641
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$—	$356,981	$182,400	$80,045	$173,735	$117,166	$—	$—	$910,327
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	10,606	810,532	1,592,751	869,174	206,942	128,373	34,738	—	3,653,116
5 Special mention	—	—	—	—	44,997	—	—	—	44,997
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$10,606	$810,532	$1,592,751	$869,174	$251,939	$128,373	$34,738	$—	$3,698,113
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial: Asset- Based
Internal risk rating:
1-2 High pass	$1,493	$270,573	$219,771	$46,719	$148,394	$319,219	$(20)	$—	$1,006,149
3-4 Pass	30,268	351,394	170,393	47,637	33,991	44,076	349,019	1,847	1,028,625
5 Special mention	—	177	—	—	—	14,473	18,451	32	33,133
6-8 Classified	—	—	—	—	—	420	—	—	420
Total	$31,761	$622,144	$390,164	$94,356	$182,385	$378,188	$367,450	$1,879	$2,068,327
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$(53)	$(16)	$—	$1,999	$—	$27	$174,702	$(557)	$176,102
3-4 Pass	(10)	137,072	146,732	22,178	3,711	2,173	1,375,198	66,044	1,753,098
5 Special mention	—	14,303	42,585	4,484	22,258	—	37,799	4,993	126,422
6-8 Classified	—	—	2,615	—	—	—	—	—	2,615
Total	$(63)	$151,359	$191,932	$28,661	$25,969	$2,200	$1,587,699	$70,480	$2,058,237
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
March 31, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$655	$2,328	$8,215	$(20)	$65	$(36)	$21,365	$—	$32,572
3-4 Pass	3,579	96,573	274,960	51,500	37,466	127,936	456,166	3,629	1,051,809
5 Special mention	—	—	317	151	610	2,386	1,488	84	5,036
6-8 Classified	—	6,702	—	—	300	2,542	2,725	857	13,126
Total	$4,234	$105,603	$283,492	$51,631	$38,441	$132,828	$481,744	$4,570	$1,102,543
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$47	$90	$137

Consumer
Internal risk rating:
1-2 High pass	$—	$32	$28	$6	$—	$—	$1,041	$—	$1,107
3-4 Pass	66	61,167	217,470	19,885	45,584	64,999	9,245	—	418,416
5 Special mention	—	1,379	3,557	451	1,225	250	140	—	7,002
6-8 Classified	—	—	356	38	176	108	1	19	698
Total	$66	$62,578	$221,411	$20,380	$46,985	$65,357	$10,427	$19	$427,223
Current YTD period:
Gross charge-offs	$—	$79	$31	$—	$144	$170	$1	$—	$425

Total Loans and Leases
Internal risk rating:
1-2 High pass	$2,095	$301,413	$314,879	$85,725	$231,111	$464,250	$199,893	$(557)	$1,598,809
3-4 Pass	388,651	6,700,804	7,245,931	2,070,284	1,491,800	2,971,294	2,410,634	81,598	23,360,996
5 Special mention	—	34,669	72,459	43,021	113,477	253,540	57,878	5,109	580,153
6-8 Classified	(1,456)	33,289	44,564	8,179	1,741	42,345	2,726	1,035	132,423
Total	$389,290	$7,070,175	$7,677,833	$2,207,209	$1,838,129	$3,731,429	$2,671,131	$87,185	$25,672,381
Current YTD period:
Gross charge-offs	$—	$1,679	$1,245	$91	$144	$7,100	$48	$90	$10,397
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$4,957	$3,791	$7,215	$26,132	$4,690	$35,343	$1,290	$—	$83,418
3-4 Pass	537,931	501,576	467,792	322,448	539,701	1,148,386	85,284	10,065	3,613,183
5 Special mention	—	—	728	16,394	2,294	87,077	—	—	106,493
6-8 Classified	—	559	464	1,310	27,396	14,008	—	—	43,737
Total	$542,888	$505,926	$476,199	$366,284	$574,081	$1,284,814	$86,574	$10,065	$3,846,831
Current YTD period:
Gross charge-offs	$—	$67	$—	$79	$2,258	$326	$—	$—	$2,730

Real Estate Mortgage: Multi-family
Internal risk rating:
1-2 High pass	$—	$89,251	$19,945	$58,275	$66,219	$69,805	$—	$—	$303,495
3-4 Pass	1,940,337	1,084,467	523,645	676,169	446,987	511,185	57,639	—	5,240,429
5 Special mention	—	—	4,944	16,974	7,003	31,409	—	—	60,330
6-8 Classified	—	—	—	—	2,750	861	—	—	3,611
Total	$1,940,337	$1,173,718	$548,534	$751,418	$522,959	$613,260	$57,639	$—	$5,607,865
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Mortgage: Other residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$1,000	$—	$1,000
3-4 Pass	2,805,533	3,200,013	83,580	—	237	20,394	46,155	96	6,156,008
5 Special mention	27,272	25,766	4,916	—	109	—	—	—	58,063
6-8 Classified	19,248	33,218	5,333	—	—	2,555	—	203	60,557
Total	$2,852,053	$3,258,997	$93,829	$—	$346	$22,949	$47,155	$299	$6,275,628
Current YTD period:
Gross charge-offs	$249	$1,084	$912	$—	$—	$81	$—	$—	$2,326
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	299,538	170,397	74,634	237,294	17,763	7,632	—	—	807,258
5 Special mention	—	—	—	—	91,334	—	—	—	91,334
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$299,538	$170,397	$74,634	$237,294	$109,097	$7,632	$—	$—	$898,592
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	605,683	1,302,061	844,041	282,076	125,805	204	48,555	—	3,208,425
5 Special mention	—	—	—	45,155	—	—	—	—	45,155
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$605,683	$1,302,061	$844,041	$327,231	$125,805	$204	$48,555	$—	$3,253,580
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial: Asset- Based
Internal risk rating:
1-2 High pass	$225,140	$209,272	$57,727	$202,063	$121,600	$208,542	$850,031	$—	$1,874,375
3-4 Pass	547,675	188,269	52,711	35,811	33,426	40,714	2,239,785	69,742	3,208,133
5 Special mention	—	—	—	43,409	—	3,505	9,922	—	56,836
6-8 Classified	—	—	—	—	—	434	—	431	865
Total	$772,815	$397,541	$110,438	$281,283	$155,026	$253,195	$3,099,738	$70,173	$5,140,209
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$750	$—	$750

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$(40)	$—	$2,000	$—	$134	$3	$216,535	$503	$219,135
3-4 Pass	92,015	136,296	18,075	3,705	1,833	910	1,365,101	65,572	1,683,507
5 Special mention	13,970	40,924	4,483	23,202	—	—	40,335	4,993	127,907
6-8 Classified	—	2,753	—	—	—	—	—	—	2,753
Total	$105,945	$179,973	$24,558	$26,907	$1,967	$913	$1,621,971	$71,068	$2,033,302
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$940	$—	$940
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$3,591	$10,880	$12	$161	$3	$14	$20,958	$—	$35,619
3-4 Pass	84,930	278,208	54,542	41,908	47,771	87,645	454,438	3,684	1,053,126
5 Special mention	7,038	796	184	695	1,526	2,858	47	89	13,233
6-8 Classified	—	806	—	319	(3)	2,653	1,600	1,098	6,473
Total	$95,559	$290,690	$54,738	$43,083	$49,297	$93,170	$477,043	$4,871	$1,108,451
Current YTD period:
Gross charge-offs	$—	$209	$—	$1	$—	$2,537	$1,906	$474	$5,127

Consumer
Internal risk rating:
1-2 High pass	$34	$30	$7	$—	$1	$—	$854	$—	$926
3-4 Pass	62,868	226,084	20,798	48,542	31,693	37,838	8,739	—	436,562
5 Special mention	1,252	3,490	464	1,126	278	238	60	—	6,908
6-8 Classified	47	—	—	59	79	74	—	16	275
Total	$64,201	$229,604	$21,269	$49,727	$32,051	$38,150	$9,653	$16	$444,671
Current YTD period:
Gross charge-offs	$309	$529	$237	$728	$—	$354	$—	$7	$2,164

Total Loans and Leases
Internal risk rating:
1-2 High pass	$233,682	$313,224	$86,906	$286,631	$192,647	$313,707	$1,090,668	$503	$2,517,968
3-4 Pass	6,976,510	7,087,371	2,139,818	1,647,953	1,245,216	1,854,908	4,305,696	149,159	25,406,631
5 Special mention	49,532	70,976	15,719	146,955	102,544	125,087	50,364	5,082	566,259
6-8 Classified	19,295	37,336	5,797	1,688	30,222	20,585	1,600	1,748	118,271
Total	$7,279,019	$7,508,907	$2,248,240	$2,083,227	$1,570,629	$2,314,287	$5,448,328	$156,492	$28,609,129
Current YTD period:
Gross charge-offs	$558	$1,889	$1,149	$808	$2,258	$3,298	$3,596	$481	$14,037
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
On January 1, 2023, the Company adopted ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures”, which eliminated the accounting guidance for troubled debt restructurings while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. The following table presents our loan modifications made to borrowers experiencing financial difficulty by type of modification for the period indicated with related amortized cost balances as of the date indicated:
	Three Months Ended March 31, 2023 Loan Modifications
	Balances (Amortized Cost Basis) at March 31, 2023
	Term Extension		Payment Delay		Combination - Term Extension and Interest Rate Reduction		Combination - Term Extension and Payment Delay		Total Loan Modifications
	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class
	(Dollars in thousands)
Real estate
mortgage:
Other
residential	$12,716	0.2%	$—	—%	$—	—%	$—	—%	$12,716	0.2%
Commercial:
Venture
capital	—	—%	—	—%	—	—%	613	—%	613	—%
Other
commercial	2,057	0.2%	45	—%	—	—%	—	—%	2,102	0.2%
Consumer	—	—%	—	—%	3	—%	—	—%	3	—%
Total	$14,773		$45		$3		$613		$15,434
The following tables present the financial effect of our loan modifications made to borrowers experiencing financial difficulty by type of modification for the period indicated:
Three Months Ended March 31, 2023 Term Extension - Financial Effect
Real estate mortgage:
Other residential	Extended maturity by a weighted average seven months.
Commercial:
Other commercial	Extended maturity by a weighted average 12 months.
Three Months Ended March 31, 2023 Payment Delay - Financial Effect
Commercial:
Other commercial	Provided six months of reduced payments to borrowers without extending the loan term.
Three Months Ended March 31, 2023 Combination - Term Extension and Interest Rate Reduction
Consumer	Extended maturity by a weighted average 2 years and reduced weighted average contractual interest rate from 9.5% to 2.0%.
Three Months Ended March 31, 2023 Combination - Term Extension and Payment Delay
Commercial:
Venture capital	Extended maturity by a weighted average 11 months and provided 11 months of interest only payments to borrowers.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents the payment status of our loan modifications made during the period indicated with related amortized cost balances as of the date indicated:
	Three Months Ended March 31, 2023 Loan Modifications
	Payment Status (Amortized Cost Basis) at March 31, 2023
	Current	30-89 Days Past Due	90 or More Days Past Due	Total
	(In thousands)
Real estate mortgage:
Commercial	$—	$—	$—	$—
Multi-family	—	—	—	—
Other residential	8,780	3,936	—	12,716
Real estate construction and land:
Commercial	—	—	—	—
Residential	—	—	—	—
Commercial:
Asset-based	—	—	—	—
Venture capital	613	—	—	613
Other commercial	2,102	—	—	2,102
Consumer	3	—	—	3
Total	$11,498	$3,936	$—	$15,434
TDRs are a result of rate reductions, term extensions, fee concessions, transfers to foreclosed assets, discounted loan payoffs, and debt forgiveness, or a combination thereof. The following table presents our troubled debt restructurings of loans held for investment by loan portfolio segment and class for the period indicated:
	Three Months Ended March 31, 2022
Troubled Debt Restructurings	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(In thousands)
Real estate mortgage:
Multi-family	1	$304	$—
Commercial:
Other commercial	13	1,074	1,074
Total	14	$1,378	$1,074
During the three months ended March 31, 2022, there were two other commercial loans totaling $78,000 restructured in the preceding 12-month period that subsequently defaulted.
Leases Receivable
We provide equipment financing to our customers primarily with operating and direct financing leases. For direct financing leases, lease receivables are recorded on the balance sheet but the leased equipment is not, although we generally retain legal title to the leased equipment until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Direct financing leases are subject to our accounting for allowance for loan and lease losses. See Note 8. Leases for information regarding operating leases where we are the lessor.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table provides the components of leases receivable income for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Component of leases receivable income:
Interest income on net investments in leases	$3,749	$2,388
The following table presents the components of leases receivable as of the dates indicated:
	March 31, 2023	December 31, 2022
	(In thousands)
Net Investment in Direct Financing Leases:
Lease payments receivable	$235,396	$232,909
Unguaranteed residual assets	23,866	23,561
Deferred costs and other	1,781	1,815
Aggregate net investment in leases	$261,043	$258,285
The following table presents maturities of leases receivable as of the date indicated:
March 31, 2023
(In thousands)
Period ending December 31,
2023	$55,009
2024	73,615
2025	55,299
2026	36,835
2027	23,704
Thereafter	18,570
Total undiscounted cash flows	263,032
Less: Unearned income	(27,636)
Present value of lease payments	$235,396
Allowance for Loan and Lease Losses
The following tables present a summary of the activity in the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment for the periods indicated:
	Three Months Ended March 31, 2023
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$87,309	$52,320	$52,849	$8,254	$200,732
Charge-offs	(9,835)	—	(137)	(425)	(10,397)
Recoveries	200	—	975	45	1,220
Net (charge-offs) recoveries	(9,635)	—	838	(380)	(9,177)
Provision	31,809	2,714	(16,492)	469	18,500
Balance, end of period	$109,483	$55,034	$37,195	$8,343	$210,055

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Three Months Ended March 31, 2023
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Ending Allowance by Evaluation Methodology:
Individually evaluated	$—	$—	$—	$—	$—
Collectively evaluated	$109,483	$55,034	$37,195	$8,343	$210,055

Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$82,835	$—	$2,616	$—	$85,451
Collectively evaluated	15,324,776	4,608,440	5,226,491	427,223	25,586,930
Ending balance	$15,407,611	$4,608,440	$5,229,107	$427,223	$25,672,381
	Three Months Ended March 31, 2022
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$98,624	$44,508	$48,718	$8,714	$200,564
Charge-offs	(168)	—	(2,833)	(233)	(3,234)
Recoveries	163	149	1,735	21	2,068
Net (charge-offs) recoveries	(5)	149	(1,098)	(212)	(1,166)
Provision	(11,391)	(1,009)	9,436	964	(2,000)
Balance, end of period	$87,228	$43,648	$57,056	$9,466	$197,398

Ending Allowance by Evaluation Methodology:
Individually evaluated	$156	$—	$1,023	$—	$1,179
Collectively evaluated	$87,072	$43,648	$56,033	$9,466	$196,219

Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$51,280	$6,515	$17,813	$—	$75,608
Collectively evaluated	12,457,784	3,217,201	8,096,882	504,597	24,276,464
Ending balance	$12,509,064	$3,223,716	$8,114,695	$504,597	$24,352,072
The allowance for loan and lease losses increased by $9.3 million in the first quarter of 2023 to $210.1 million due primarily to a provision for loan and lease losses of $18.5 million driven by an increase in qualitative reserves for loans secured by commercial real estate and higher net charge-offs, offset partially by a decline in the balances of loans and leases held for investment. For additional information regarding the calculation of the allowance for loan and lease losses using the CECL methodology, including discussion of forecasts used to estimate the allowance, please see Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of the Form 10-K.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
A loan is considered collateral-dependent, and is individually evaluated for reserve purposes, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes collateral-dependent loans held for investment by collateral type as of the following dates:
	March 31, 2023			December 31, 2022
	Real Property	Business Assets	Total	Real Property	Business Assets	Total
	(In thousands)
Real estate mortgage	$81,541	$—	$81,541	$90,485	$—	$90,485
Real estate construction and land	—	—	—	1,402	—	1,402
Commercial	—	420	420	—	434	434
Total	$81,541	$420	$81,961	$91,887	$434	$92,321
Allowance for Credit Losses
The allowance for credit losses is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the condensed consolidated balance sheets.
The following tables present a summary of the activity in the allowance for loan and lease losses and reserve for unfunded loan commitments for the periods indicated:
	Three Months Ended March 31, 2023
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$200,732	$91,071	$291,803
Charge-offs	(10,397)	—	(10,397)
Recoveries	1,220	—	1,220
Net charge-offs	(9,177)	—	(9,177)
Provision	18,500	(15,500)	3,000
Balance, end of period	$210,055	$75,571	$285,626
	Three Months Ended March 31, 2022
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$200,564	$73,071	$273,635
Charge-offs	(3,234)	—	(3,234)
Recoveries	2,068	—	2,068
Net charge-offs	(1,166)	—	(1,166)
Provision	(2,000)	2,000	—
Balance, end of period	$197,398	$75,071	$272,469

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 5. FORECLOSED ASSETS, NET
The following table summarizes foreclosed assets, net of the valuation allowance, as of the dates indicated:
Property Type	March 31, 2023	December 31, 2022
	(In thousands)
Commercial real estate	$—	$—
Single-family residence	2,135	5,022
Total other real estate owned, net	2,135	5,022
Other foreclosed assets	—	—
Total foreclosed assets, net	$2,135	$5,022
The following table presents the changes in foreclosed assets, net of the valuation allowance, for the period indicated:
Foreclosed Assets, Net
(In thousands)
Balance, December 31, 2022	$5,022
Transfers to foreclosed assets from loans	2,568
Provision for losses	(527)
Reductions related to sales	(4,928)
Balance, March 31, 2023	$2,135
NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS, NET
Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. Goodwill and other intangible assets generated from business combinations and deemed to have indefinite lives are not subject to amortization and instead are tested for impairment annually at the reporting unit level unless a triggering event occurs thereby requiring an updated assessment. Our regular annual impairment assessment occurs in the fourth quarter. Goodwill represents the excess of the purchase price over the fair value of the net assets and other identifiable intangible assets acquired. Impairment exists when the carrying value of the goodwill exceeds the fair value of the reporting unit. An impairment loss would be recognized in an amount equal to that excess as a charge to “Noninterest expense” in the condensed consolidated statements of earnings.
The impact to banks triggered by the closure of two well-known regional banks caused a significant decline in bank stock prices in March 2023, including our stock price. These triggering events indicated that goodwill related to our single reporting unit may be impaired and resulted in us performing a goodwill impairment assessment in the first quarter of 2023. We applied the market approach using an average share price of the Company's stock and a control premium to determine the estimated fair value of the reporting unit. The control premium was based upon management's judgment using historical information of control premiums for completed bank acquisitions. As a result, we recorded a goodwill impairment charge of our entire goodwill balance of $1.4 billion in the first quarter of 2023 as the estimated fair value of equity was less than book value. This was a non-cash charge to earnings and had no impact on our regulatory capital ratios, cash flows, or liquidity position.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents the changes in the carrying amount of goodwill for the period indicated:
Goodwill
(In thousands)
Balance, December 31, 2022	$1,376,736
Impairment	(1,376,736)
Balance, March 31, 2023	$—
Our other intangible assets with definite lives are CDI and CRI. CDI and CRI are amortized over their respective estimated useful lives and reviewed for impairment at least quarterly. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.
The following table presents the changes in CDI and CRI and the related accumulated amortization for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Gross Amount of CDI and CRI:
Balance, beginning of period	$91,550	$133,850
Fully amortized portion	(750)	—
Balance, end of period	90,800	133,850
Accumulated Amortization:
Balance, beginning of period	(60,169)	(88,893)
Amortization expense	(2,411)	(3,649)
Fully amortized portion	750	—
Balance, end of period	(61,830)	(92,542)
Net CDI and CRI, end of period	$28,970	$41,308
The following table presents the estimated aggregate future amortization expense for our current CDI and CRI as of the date indicated:
March 31, 2023
(In thousands)
Period ending December 31,
2023	$6,674
2024	6,404
2025	4,087
2026	3,481
2027	2,876
Thereafter	5,448
Net CDI and CRI	$28,970

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 7. OTHER ASSETS
The following table presents the detail of our other assets as of the dates indicated:
Other Assets	March 31, 2023	December 31, 2022
	(In thousands)
Deferred tax asset, net	$342,557	$281,848
LIHTC investments	329,216	328,555
Cash surrender value of BOLI	207,402	207,797
Interest receivable	173,209	157,109
Operating lease ROU assets, net(1)	120,828	126,255
Taxes receivable	83,327	89,924
SBIC investments	65,301	62,227
Equity investments without readily determinable fair values	64,387	63,280
Prepaid expenses	36,730	26,752
Equity warrants(2)	3,978	4,048
Equity investments with readily determinable fair values	1	1
Other receivables/assets	176,533	148,834
Total other assets	$1,603,469	$1,496,630
(1)	See Note 8. Leases for further details regarding the operating lease ROU assets.
(2)	See Note 10. Derivatives for information regarding equity warrants.
NOTE 8. LEASES
Operating Leases as a Lessee
Our lease expense is a component of “Occupancy expense” on our condensed consolidated statements of earnings. The following table presents the components of lease expense for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Operating lease expense:
Fixed costs	$7,748	$8,479
Variable costs	35	23
Short-term lease costs	357	364
Sublease income	(712)	(1,076)
Net lease expense	$7,428	$7,790
The following table presents supplemental cash flow information related to leases for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$8,963	$8,839
ROU assets obtained in exchange for lease obligations:
Operating leases	$2,196	$17,301

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents supplemental balance sheet and other information related to operating leases as of the dates indicated:
	March 31,	December 31,
	2023	2022
	(Dollars in thousands)
Operating leases:
Operating lease right-of-use assets, net	$120,828	$126,255
Operating lease liabilities	$142,027	$148,401
Weighted average remaining lease term (in years)	6.4	6.6
Weighted average discount rate	2.54%	2.64%
The following table presents the maturities of operating lease liabilities as of the date indicated:
March 31, 2023
(In thousands)
Period ending December 31,
2023	$24,867
2024	30,594
2025	26,922
2026	21,950
2027	15,802
Thereafter	52,415
Total operating lease liabilities	172,550
Less: Imputed interest	(30,523)
Present value of operating lease liabilities	$142,027
Operating Leases as a Lessor
We provide equipment financing to our customers through operating leases where we facilitate the purchase of equipment leased to our customers. The equipment is shown on the condensed consolidated balance sheets as “Equipment leased to others under operating leases” and is depreciated to its estimated residual value at the end of the lease term, shown as “Leased equipment depreciation” in the condensed consolidated statements of earnings, according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as “Noninterest Income” in the condensed consolidated statements of earnings. The equipment is tested periodically for impairment. No impairment was recorded on “Equipment leased to others under operating leases” during the three months ended March 31, 2023 and 2022.
The following table presents the rental payments to be received on operating leases as of the date indicated:
March 31, 2023
(In thousands)
Period ending December 31,
2023	$39,565
2024	50,938
2025	40,715
2026	34,486
2027	26,154
Thereafter	79,739
Total undiscounted cash flows	$271,597

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 9. BORROWINGS AND SUBORDINATED DEBT
Borrowings
The following table summarizes our borrowings as of the dates indicated:
	March 31, 2023		December 31, 2022
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
FHLB secured advances	$5,450,000	5.07%	$1,270,000	4.62%
Bank Term Funding Program	4,910,000	4.38%	—	—%
Repurchase agreement(1)	1,393,337	8.50%	—	—%
Credit-linked notes	128,375	15.24%	132,030	14.56%
AFX short-term borrowings	—	—%	250,000	4.68%
FHLB unsecured overnight advance	—	—%	112,000	4.37%
Total borrowings	$11,881,712	5.30%	$1,764,030	5.36%
(1)	Balance is net of unamortized issuance costs of $17.9 million and $0.4 million of accrued exit fees. Rate calculation does not include the effects of issuance costs and exit fees.
The Bank has established secured and unsecured lines of credit under which it may borrow funds from time to time on a term or overnight basis from the FHLB, the FRBSF, and other financial institutions.
FHLB Secured Line of Credit. The Bank had secured financing capacity with the FHLB as of March 31, 2023 of $5.7 billion, collateralized by a blanket lien on $9.7 billion of qualifying loans and $133.4 million of securities. As of March 31, 2023, the balance outstanding was $5.5 billion, which consisted of various term advances with maturity dates ranging from April 2023 to August 2023. As of December 31, 2022, the balance outstanding was $1.3 billion, which consisted of an overnight advance and two term advances with maturity dates of January 2023 and February 2023.
FRBSF Secured Line of Credit. The Bank has a secured line of credit with the FRBSF. As of March 31, 2023, the Bank had secured borrowing capacity of $5.6 billion collateralized by liens covering $5.6 billion of qualifying loans and $1.4 billion of securities. As of March 31, 2023 and December 31, 2022, there were no balances outstanding.
FRBSF Bank Term Funding Program. In March of 2023, the Bank participated in the FRBSF Bank Term Funding Program. As of March 31, 2023, the Bank had secured borrowing capacity of $4.9 billion collateralized by the par value of pledged securities totaling $4.9 billion. As of March 31, 2023, the balance outstanding was $4.9 billion consisting of two term advances maturing in March 2024.
Repurchase Agreement. In March of 2023, the Bank entered into a repurchase agreement through which it borrowed $1.4 billion that was collateralized by loans with a principal balance of $2.1 billion. In connection with this borrowing, the Bank incurred $17.9 million of issuance costs and accrued $0.4 million in exit fees. The repurchase agreement is to be repaid with collections on the underlying loans. The repurchase agreement has a term of 18 months, under which the interest rate is 8.50% for amounts outstanding during the first nine months and 8.75% for amounts outstanding during the last nine months. The Bank has the option to pay off the repurchase agreement after the first nine months. Per the terms of the agreement, a reserve account equal to 1.5% of the facility commitment amount was deposited with a third-party bank to be used for certain purposes. Any remaining funds will be returned to PacWest at the time of payoff or maturity of the facility.
Credit-Linked Notes. The notes were issued in five classes, each with an interest rate of SOFR plus a spread that ranges from 8.00% to 13.25%, with a weighted average spread of 10.68% at March 31, 2023. The notes are linked to the credit risk of an approximately $2.59 billion reference pool of previously purchased single-family

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
residential mortgage loans at March 31, 2023. The notes are due June 27, 2052. Principal payments on the notes are based only on scheduled and unscheduled principal that is actually collected on these loans. The notes are reported at fair value of $128.4 million at March 31, 2023. See Note 12. Fair Value Option for additional information.
Federal Funds Arrangements with Commercial Banks. As of March 31, 2023, the Bank had unsecured lines of credit of $130.0 million in the aggregate with several correspondent banks for the purchase of overnight funds, subject to availability of funds. These lines are renewable annually and have no unused commitment fees. As of March 31, 2023 and December 31, 2022, there were no balances outstanding. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of March 31, 2023, there was no balance outstanding. As of December 31, 2022, the balance outstanding was $250.0 million, which consisted of $250.0 million in overnight borrowings.
Subordinated Debt
The following table summarizes the terms of each issuance of subordinated debt outstanding as of the dates indicated:
	March 31, 2023		December 31, 2022		Date Issued	Maturity Date	Rate Index (Quarterly Reset)(6)
Series	Balance	Rate(1)	Balance	Rate(1)
	(Dollars in thousands)
Subordinated notes, net(2)	$395,262	3.25%	$395,134	3.25%	4/30/2021	5/1/2031	Fixed rate(3)
Trust V	10,310	8.01%	10,310	7.84%	8/15/2003	9/17/2033	3-month LIBOR + 3.10
Trust VI	10,310	7.92%	10,310	7.82%	9/3/2003	9/15/2033	3-month LIBOR + 3.05
Trust CII	5,155	7.86%	5,155	7.69%	9/17/2003	9/17/2033	3-month LIBOR + 2.95
Trust VII	61,856	7.55%	61,856	7.16%	2/5/2004	4/23/2034	3-month LIBOR + 2.75
Trust CIII	20,619	6.56%	20,619	6.46%	8/15/2005	9/15/2035	3-month LIBOR + 1.69
Trust FCCI	16,495	6.47%	16,495	6.37%	1/25/2007	3/15/2037	3-month LIBOR + 1.60
Trust FCBI	10,310	6.42%	10,310	6.32%	9/30/2005	12/15/2035	3-month LIBOR + 1.55
Trust CS 2005-1	82,475	6.82%	82,475	6.72%	11/21/2005	12/15/2035	3-month LIBOR + 1.95
Trust CS 2005-2	128,866	6.75%	128,866	6.36%	12/14/2005	1/30/2036	3-month LIBOR + 1.95
Trust CS 2006-1	51,545	6.75%	51,545	6.36%	2/22/2006	4/30/2036	3-month LIBOR + 1.95
Trust CS 2006-2	51,550	6.75%	51,550	6.36%	9/27/2006	10/30/2036	3-month LIBOR + 1.95
Trust CS 2006-3(4)	27,938	4.52%	27,592	3.66%	9/29/2006	10/30/2036	3-month EURIBOR + 2.05
Trust CS 2006-4	16,470	6.75%	16,470	6.36%	12/5/2006	1/30/2037	3-month LIBOR + 1.95
Trust CS 2006-5	6,650	6.75%	6,650	6.36%	12/19/2006	1/30/2037	3-month LIBOR + 1.95
Trust CS 2007-2	39,177	6.75%	39,177	6.36%	6/13/2007	7/30/2037	3-month LIBOR + 1.95
Total subordinated debt	934,988	5.27%	934,514	5.08%
Acquisition discount(5)	(66,173)		(67,427)
Net subordinated debt	$868,815		$867,087
(1)	Rates do not include the effects of discounts and issuance costs.
(2)	Net of unamortized issuance costs of $4.7 million.
(3)	Interest rate is fixed until May 1, 2026, when it changes to a floating rate and resets quarterly at a benchmark rate plus 252 basis points.
(4)	Denomination is in Euros with a value of €25.8 million.
(5)	Amount represents the fair value adjustment on trust preferred securities assumed in acquisitions.
(6)	Interest rate will transition to term SOFR plus the relevant spread adjustment as the applicable benchmark upon the cessation of LIBOR on June 30, 2023.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 10. DERIVATIVES
The following table presents the U.S. dollar notional amounts and fair values of our derivative instruments included in the condensed consolidated balance sheets as of the dates indicated:
	March 31, 2023		December 31, 2022
Derivatives Not Designated As Hedging Instruments	Notional Amount	Fair Value	Notional Amount	Fair Value
	(In thousands)
Derivative Assets:
Interest rate contracts	$107,894	$5,174	$108,451	$6,013
Foreign exchange contracts	37,029	1,851	37,029	1,801
Interest rate and economic contracts	144,923	7,025	145,480	7,814
Equity warrant assets	18,120	3,978	18,209	4,048
Total	$163,043	$11,003	$163,689	$11,862

Derivative Liabilities:
Interest rate contracts	$107,894	$5,026	$108,451	$5,825
Foreign exchange contracts	37,029	152	37,029	81
Total	$144,923	$5,178	$145,480	$5,906
For further information regarding our derivatives, see Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of the Form 10-K.
NOTE 11. COMMITMENTS AND CONTINGENCIES
The following table presents a summary of commitments described below as of the dates indicated:
	March 31, 2023	December 31, 2022,
	(In thousands)
Loan commitments to extend credit	$9,776,789	$11,110,264
Standby letters of credit	321,651	320,886
Total	$10,098,440	$11,431,150
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the condensed consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement that the Company has in particular classes of financial instruments.
Commitments to extend credit are contractual agreements to lend to our customers when customers are in compliance with their contractual credit agreements and when customers have contractual availability to borrow under such agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The estimated exposure to loss from these commitments is included in the reserve for unfunded loan commitments, which amounted to $75.6 million at March 31, 2023 and $91.1 million at December 31, 2022.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. We provide standby letters of credit in conjunction with several of our lending arrangements and property lease obligations. Most guarantees expire within one year from the date of issuance. If a borrower defaults on its commitments subject to any letter of credit issued under these arrangements, we would

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
be required to meet the borrower's financial obligation but would seek repayment of that financial obligation from the borrower. In some cases, borrowers have pledged cash and investment securities as collateral under these arrangements.
In addition, we invest in SBICs that call for capital contributions up to an amount specified in the partnership agreements, and in CRA-related loan pools. As of March 31, 2023 and December 31, 2022, we had commitments to contribute capital to these entities totaling $75.4 million and $76.9 million.
The following table presents the years in which commitments are expected to be paid for our commitments to contribute capital to SBICs and CRA-related loan pools as of the date indicated:
March 31, 2023
(In thousands)
Period ending December 31,
2023	$42,043
2024	33,383
Total	$75,426
Legal Matters
In the ordinary course of our business, the Company is party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon currently available information, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company’s financial statements or operations. The range of any reasonably possible liabilities is also not significant.
NOTE 12. FAIR VALUE OPTION
The Company may elect to report financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. The election is made upon the initial recognition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not otherwise be revoked once an election is made. The changes in fair value are recorded in “Noninterest income” on the condensed consolidated statements of earnings. However, movements in debt valuation adjustments are reported as a component of “Accumulated other comprehensive (loss) income” on the condensed consolidated balance sheets. Debt valuation adjustments represent the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk.
Fair Value Option for Certain Debt Liabilities
The Company has elected the fair value option for the credit-linked notes issued in September 2022. The Company elected the fair value option because these exposures are considered to be structured notes, which are financial instruments that contain embedded derivatives. The notes are linked to the credit risk of an approximately $2.59 billion reference pool of previously purchased single-family residential mortgage loans. The principal balance of the credit-linked notes was $129.5 million at March 31, 2023. The carrying value of the credit-linked notes at March 31, 2023 was the estimated fair value of $128.4 million. The changes in fair value are reported in “Noninterest income” on the condensed consolidated statements of earnings.
The following table presents the changes in fair value of the credit-linked notes for which the fair value option has been elected for the periods indicated:
	Three Months Ended March 31,
Credit-Linked Notes	2023	2022
	(In thousands)
Changes in fair value - gains (losses)	$1,998	$—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table provides information about the credit-linked notes carried at fair value as of the dates indicated:
	March 31, 2023	December 31, 2022
Credit-Linked Notes	(In thousands)
Carrying value reported on the consolidated balance sheets	$128,375	$132,030
Aggregate unpaid principal balance in excess of (less than) fair value	1,087	(911)
NOTE 13. FAIR VALUE MEASUREMENTS
The Company uses fair value to measure certain assets and liabilities on a recurring basis, primarily securities available-for-sale, derivatives, and certain debt liabilities. For assets measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered “nonrecurring” for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for individually evaluated loans and leases and other real estate owned and also to record impairment on certain assets, such as goodwill, CDI, and other long-lived assets.
For information regarding the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820), and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825, as amended by ASU 2016-01 and ASU 2018-03), see Note 1. Nature of Operations and Summary of Significant Accounting Policies, and Note 15. Fair Value Measurements, to the Consolidated Financial Statements of the Company's Form 10-K.
The Company also holds SBIC investments measured at fair value using the NAV per share practical expedient that are not required to be classified in the fair value hierarchy. At March 31, 2023, the fair value of these investments was $65.3 million.
The following tables present information on the assets and liabilities measured and recorded at fair value on a recurring basis as of the dates indicated:
	Fair Value Measurements as of March 31, 2023
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,249,080	$—	$2,249,080	$—
U.S. Treasury securities	685,436	685,436	—	—
Agency commercial MBS	491,681	—	491,681	—
Agency residential CMOs	455,682	—	455,682	—
Municipal securities	345,639	—	345,639	—
Corporate debt securities	289,794	—	275,015	14,779
Private label residential CMOs	164,403	—	164,403	—
Collateralized loan obligations	102,994	—	102,994	—
Private label commercial MBS	25,535	—	25,535	—
Asset-backed securities	22,457	—	22,457	—
SBA securities	15,906	—	15,906	—
Total securities available-for-sale	$4,848,607	$685,436	$4,148,392	$14,779
Equity investments with readily determinable fair values	$1	$1	$—	$—
Derivatives(1):
Equity warrants	3,978	—	—	3,978
Interest rate and economic contracts	7,025	—	7,025	—
Derivative liabilities	5,178	—	5,178	—
Credit-linked notes	128,375	—	—	128,375

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Fair Value Measurements as of December 31, 2022
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,242,042	$—	$2,242,042	$—
U.S. Treasury securities	670,070	670,070	—	—
Agency commercial MBS	487,606	—	487,606	—
Agency residential CMOs	457,063	—	457,063	—
Municipal securities	339,326	—	339,326	—
Corporate debt securities	311,905	—	311,905	—
Private label residential CMOs	166,724	—	166,724	—
Collateralized loan obligations	102,261	—	102,261	—
Private label commercial MBS	26,827	—	26,827	—
Asset-backed securities	22,413	—	22,413	—
SBA securities	17,250	—	17,250	—
Total securities available-for-sale	$4,843,487	$670,070	$4,173,417	$—
Equity investments with readily determinable fair values	$1	$1	$—	$—
Derivatives(1):
Equity warrants	4,048	—	—	4,048
Interest rate and economic contracts	7,814	—	7,814	—
Derivative liabilities	5,906	—	5,906	—
Credit-linked notes	132,030	—	—	132,030
(1)	For information regarding derivative instruments, see Note 10. Derivatives.
During the three months ended March 31, 2023, there was a $1,000 transfer from Level 3 equity warrants to Level 1 equity investments with readily determinable fair values measured on a recurring basis. There was also an $18.0 million transfer of corporate debt securities from Level 2 to Level 3 during the three months ended March 31, 2023.
The following table presents information about quantitative inputs and assumptions used to determine the fair values provided by our third party pricing service for our Level 3 corporate debt securities available-for-sale measured at fair value on a recurring basis as of the date indicated:
	March 31, 2023
	Corporate Debt Securities
Unobservable Inputs	Input or Range of Inputs	Weighted Average Input(1)
Spread to 10 Year Treasury	4.2% - 7.7%	5.9%
Discount rates	7.7% - 11.2%	9.4%
(1)	Unobservable inputs for corporate debt securities were weighted by the relative fair values of the instruments.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents information about quantitative inputs and assumptions used in the modified Black-Scholes option pricing model to determine the fair value for our Level 3 equity warrants measured at fair value on a recurring basis as of the date indicated:
	March 31, 2023 Equity Warrants
Unobservable Inputs	Range of Inputs	Weighted Average Input(1)
Volatility	22.7% - 104.0%	27.9%
Risk-free interest rate	3.6% - 4.9%	3.9%
Remaining life assumption (in years)	0.08 - 5.00	3.27
(1)	Unobservable inputs for equity warrants were weighted by the relative fair values of the instruments.
The following table summarizes activity for our Level 3 private label commercial MBS available-for-sale, and equity warrants and credit-linked notes measured at fair value on a recurring basis for the period indicated:
	Corporate Debt Securities	Equity Warrants	Credit-Linked Notes
	(In thousands)
Balance, December 31, 2022	$—	$4,048	$132,030
Total included in earnings	—	(333)	(1,998)
Total included in other comprehensive income (loss)	(3,221)	—	—
Issuances	—	283	—
Principal payments	—	—	(1,657)
Transfer from Level 2	18,000	—
Exercises and settlements	—	(19)	—
Transfers to Level 1 (equity investments with readily determinable fair values)	—	(1)	—
Balance, March 31, 2023	$14,779	$3,978	$128,375
Unrealized net gains (losses) for the period included in other comprehensive income for securities held at quarter-end	$(3,221)
The following tables present assets measured at fair value on a non-recurring basis as of the dates indicated:
	Fair Value Measurement as of March 31, 2023
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$23,673	$—	$23,152	$521
Total non-recurring	$23,673	$—	$23,152	$521
	Fair Value Measurement as of December 31, 2022
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$34,077	$—	$28,065	$6,012
OREO	47	—	47	—
Total non-recurring	$34,124	$—	$28,112	$6,012

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents losses recognized on assets measured on a nonrecurring basis for the periods indicated:
Losses on Assets	Three Months Ended March 31,
Measured on a Non-Recurring Basis	2023	2022
	(In thousands)
Individually evaluated loans and leases	$4,911	$434
Total losses	$4,911	$434
The following table presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on a nonrecurring basis as of the date indicated:
	March 31, 2023
Asset	Fair Value	Valuation Technique	Unobservable Inputs	Input or Range	Weighted Average
	(Dollars in thousands)
Individually evaluated loans and leases	521	Third party appraisals	No discounts
Total non-recurring Level 3	$521
The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated:
	March 31, 2023
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$218,830	$218,830	$218,830	$—	$—
Interest-earning deposits in financial institutions	6,461,306	6,461,306	6,461,306	—	—
Securities available-for-sale	4,848,607	4,848,607	685,436	4,148,392	14,779
Securities held-to-maturity	2,273,650	2,157,056	176,629	1,945,900	34,527
Investment in FHLB stock	147,150	147,150	—	147,150	—
Loans held for sale	2,796,208	2,807,699	—	2,807,699	—
Loans and leases held for investment, net	25,462,326	24,138,162	—	23,152	24,115,010
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	3,978	3,978	—	—	3,978
Interest rate and economic contracts	7,025	7,025	—	7,025	—
Servicing rights	1,409	1,409	—	—	1,409

Financial Liabilities:
Retail non-maturity deposits	19,230,293	19,230,293	—	19,230,293	—
Wholesale non-maturity deposits	2,028,676	2,028,676	—	2,028,676	—
Time deposits	6,928,592	6,945,479	—	6,945,479	—
Borrowings	11,881,712	11,899,375	4,910,000	5,450,000	1,539,375
Subordinated debt	868,815	823,002	—	823,002	—
Derivative liabilities	5,178	5,178	—	5,178	—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	December 31, 2022
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$212,273	$212,273	$212,273	$—	$—
Interest-earning deposits in financial institutions	2,027,949	2,027,949	2,027,949	—	—
Securities available-for-sale	4,843,487	4,843,487	670,070	4,173,417	—
Securities held-to-maturity	2,269,135	2,110,472	171,700	1,938,772	—
Investment in FHLB stock	34,290	34,290	—	34,290	—
Loans held for sale	65,076	65,501	—	65,501	—
Loans and leases held for investment, net	28,408,397	26,627,985	—	28,065	26,599,920
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	4,048	4,048	—	—	4,048
Interest rate and economic contracts	7,814	7,814	—	7,814	—
Servicing rights	633	633	—	—	633

Financial Liabilities:
Retail non-maturity deposits	26,561,129	26,561,129	—	26,561,129	—
Wholesale non-maturity deposits	2,637,362	2,637,362	—	2,637,362	—
Time deposits	4,737,843	4,700,054	—	4,700,054	—
Borrowings	1,764,030	1,764,037	882,000	750,007	132,030
Subordinated debt	867,087	870,534	—	870,534	—
Derivative liabilities	5,906	5,906	—	5,906	—
Limitations
Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect income taxes or any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on what management believes to be reasonable judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimated fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of March 31, 2023, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 14. EARNINGS PER COMMON SHARE
The following table presents the computations of basic and diluted net earnings per common share for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(Dollars in thousands, except per share data)
Basic Earnings Per Common Share:
Net (loss) earnings	$(1,195,424)	$120,128
Less: Preferred stock dividends	(9,947)	—
Net (loss) earnings available to common stockholders	(1,205,371)	120,128
Less: Earnings allocated to unvested restricted stock(1)	(319)	(2,037)
Net (loss) earnings allocated to common shares	$(1,205,690)	$118,091

Weighted-average basic shares and unvested restricted stock outstanding	120,239	119,595
Less: Weighted-average unvested restricted stock outstanding	(2,309)	(2,246)
Weighted-average basic shares outstanding	117,930	117,349

Basic (loss) earnings per common share	$(10.22)	$1.01

Diluted Earnings Per Common Share:
Net (loss) earnings allocated to common shares	$(1,205,690)	$118,091

Weighted-average diluted shares outstanding	117,930	117,349

Diluted (loss) earnings per common share	$(10.22)	$1.01
(1)	Represents cash dividends paid to holders of unvested restricted stock, net of forfeitures, plus undistributed earnings amounts available to holders of unvested restricted stock, if any.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 15. REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue
The following table presents interest income and noninterest income, the components of total revenue, as disclosed in the condensed consolidated statements of earnings and the related amounts which are from contracts with customers within the scope of ASC Topic 606, “Revenue from Contracts with Customers,” for the periods indicated. As illustrated here, substantially all of our revenue is specifically excluded from the scope of ASC Topic 606.
	Three Months Ended March 31,
	2023		2022
	Total Recorded Revenue	Revenue from Contracts with Customers	Total Recorded Revenue	Revenue from Contracts with Customers
	(In thousands)
Total Interest Income	$517,788	$—	$322,904	$—
Noninterest Income:
Service charges on deposit accounts	3,573	3,573	3,571	3,571
Other commissions and fees	10,344	4,432	11,580	3,773
Leased equipment income	13,857	—	13,094	—
Gain on sale of loans	2,962	—	60	—
(Loss) gain on sale of securities	—	—	104	—
Dividends and (losses) gains on equity securities	1,098	—	(11,375)	—
Warrant income	(333)	—	629	—
Other income	4,890	269	3,155	(2)
Total noninterest income	36,391	8,274	20,818	7,342
Total Revenue	$554,179	$8,274	$343,722	$7,342
The following table presents revenue from contracts with customers based on the timing of revenue recognition for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(In thousands)
Products and services transferred at a point in time	$4,352	$3,926
Products and services transferred over time	3,922	3,416
Total revenue from contracts with customers	$8,274	$7,342
Contract Balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers as of the dates indicated:
	March 31, 2023	December 31, 2022
	(In thousands)
Receivables, which are included in “Other assets”	$1,278	$1,403
Contract liabilities, which are included in “Accrued interest payable and other liabilities”	$470	$488
Contract liabilities relate to advance consideration received from customers for which revenue is recognized over the life of the contract. The change in contract liabilities for the three months ended March 31, 2023 due to revenue recognized that was included in the contract liability balance at the beginning of the period was $18,000.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 16. STOCKHOLDERS' EQUITY
Stock-Based Compensation
At the annual meeting of stockholders held on May 11, 2021, the Company's stockholders approved the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “Amended and Restated 2017 Plan”). The Company’s Amended and Restated 2017 Plan permits stock-based compensation awards to officers, directors, employees, and consultants and will remain in effect until December 31, 2026. The Amended and Restated 2017 Plan authorizes grants of stock-based compensation instruments to issue up to 6,650,000 shares. As of March 31, 2023, there were 1,951,831 shares available for grant under the Amended and Restated 2017 Plan.
Restricted Stock
Restricted stock amortization totaled $5.0 million and $7.6 million for the three months ended March 31, 2023 and 2022. Such amounts are included in “Compensation expense” on the condensed consolidated statements of earnings. The amount of unrecognized compensation expense related to unvested TRSAs and PRSUs as of March 31, 2023 totaled $67.4 million.
Time-Based Restricted Stock Awards
At March 31, 2023, there were 2,207,618 shares of unvested TRSAs outstanding. TRSAs generally vest ratably over a service period of three or four years from the date of the grant or immediately upon death of an employee. Compensation expense related to TRSAs is based on the fair value of the underlying award on the grant date and is recognized over the vesting period using the straight-line method.
Performance-Based Restricted Stock Units
At March 31, 2023, there were 656,049 units of unvested PRSUs that have been granted. The PRSUs will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. The shares underlying the PRSUs are not considered issued and outstanding until they vest. PRSUs are granted and initially expensed based on a target number. The number of shares that will ultimately vest based on actual performance will range from zero to a maximum of either 150% or 200% of target.
Compensation expense related to PRSUs is based on the fair value of the underlying award on the grant date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion or all of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion or all of the previously recognized amortization is reversed and also suspended. If it is determined that attainment of a financial measure higher than target is probable, the amortization will increase to up to 150% or 200% of the target amortization amount. Annual PRSU expense may vary during the three-year performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PRSU is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.
Preferred Stock
At March 31, 2023, our preferred stock of $498.5 million represents 20,530,000 depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of the Company’s 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, Series A, par value $0.01 per share (the “Series A preferred stock”), with a liquidation preference of $1,000 per share of Series A preferred stock (equivalent to $25.00 per Depositary Share). The Series A preferred stock qualifies as Tier 1 capital for purposes of regulatory capital calculations. The Series A preferred stock is perpetual and has no maturity date.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
NOTE 17. RECENTLY ISSUED ACCOUNTING STANDARDS
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
This standard clarifies that a contractual sale restriction is not considered in measuring an equity security at fair value. The standard also clarifies that an entity cannot recognize a contractual sale restriction as a separate unit of account, such as a contra-asset or liability. The standard requires new disclosures for all entities with equity securities subject to contractual sales restrictions. Additionally, early adoption is permitted.
January 1, 2024
The Company does not take into account contractual sale restrictions in determining the fair value of its equity securities. The Company expects that this standard will not have a material impact on its consolidated financial statements.

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2023-02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

This standard expands the proportional amortization method to account for investments in all tax credit structures. That accounting method was previously allowed only for low-income housing tax credit (“LIHTC”) investments, but now is available, by election, to all community development tax credit investment reporting that meets five conditions. Under the new guidance, reporting entities can make accounting policy elections on a tax-credit-program-by-tax-credit-program basis, rather than for individual investments or at the reporting entity level. Additionally, early adoption is permitted.
		January 1, 2024	The Company is evaluating the impact of this standard on its consolidated financial statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 18. SUBSEQUENT EVENTS
Common Stock Dividends
On May 5, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.01 per common share. The cash dividend is payable on May 31, 2023 to stockholders of record at the close of business on May 15, 2023.
Preferred Stock Dividends
On May 5, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.4845 per Depositary Share. The cash dividend is payable on June 1, 2023 to stockholders of record at the close of business on May 15, 2023.
Loans Transferred to Held For Sale and Loan Sales
Through May 5, 2023, we transferred $384 million of loans to held for sale and recognized charge-offs of $12.2 million to record these loans at the lower of cost or their estimated market value. We completed sales of $431 million of loans through May 5, 2023, and recorded net gains on these sales of $0.1 million.
Loans Pledged as Collateral
On May 10, 2023, the Company pledged an additional $5.1 billion of loans to the FRB which resulted in additional borrowing capacity of $3.9 billion under our existing discount window borrowing facility, and results in immediately-available liquidity (on-balance sheet liquidity and unused borrowing capacity) of $15.0 billion. Borrowings under the discount window program can range in length from overnight to up to 90 days.
The Company has evaluated events that have occurred subsequent to March 31, 2023 and have concluded there are no other subsequent events that would require recognition in the accompanying condensed consolidated financial statements.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-Looking Information
This Form 10-Q contains certain “forward-looking statements” about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, goals, and projections and including statements about our expectations regarding our operating expenses, profitability, allowance for loan and lease losses, net interest margin, net interest income, deposit growth, loan and lease portfolio growth and production, acquisitions, maintaining capital adequacy, liquidity, goodwill, and interest rate risk management. All statements contained in this Form 10-Q that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such forward-looking statements for a variety of factors, including without limitation:
•
weaker than expected general business and economic conditions, including a recession, could adversely affect the Company’s revenues, the values of its assets and liabilities, negatively impact loan and deposit growth, and may impact our borrowers ability to repay their loans;

•	the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks, the safety of deposits, and depositor behavior;
•
compression of the net interest margin due to changes in the interest rate environment, forward yield curves, loan products offered, spreads on newly originated loans and leases, changes in our asset or liability mix, and/or changes to the cost of deposits and borrowings;

•	our ability to compete effectively against other financial service providers in our markets;
•
continued deterioration in general business and economic conditions, uncertainty in U.S. fiscal monetary policy, including the interest rate policies of the Federal Reserve Board, and volatility and disruption in credit and capital markets could adversely affect the Company's revenues and the value of its assets and liabilities, lead to a tightening of credit, and increase stock price volatility;

•	changes in credit quality and the effect of credit quality and the current expected credit loss accounting standard on our provision for credit losses and allowance for credit losses;
•	our ability to attract deposits and other sources of funding or liquidity, particularly in a rising or high interest rate environment, and the quality and composition of our deposits;
•	our ability to efficiently manage our liquidity;
•	the need to increase capital for strategic or regulatory reasons;
•	impact of the benchmark interest rate reform in the U.S. including the transition away from the U.S. dollar London Inter-bank Offering Rate (“LIBOR”) to alternative reference rates;
•	reduced demand for our services due to strategic or regulatory reasons or reduced demand for our products due to legislative changes such as new rent control laws;
•	our ability to successfully execute on initiatives relating to enhancements of our technology infrastructure, including client-facing systems and applications;
•	legislative or regulatory requirements or changes, including an increase of capital requirements, and increased political and regulatory uncertainty;
•	the impact on our reputation and business from our interactions with business partners, counterparties, service providers and other third parties;

•	the impact of climate change, public health issues, natural or man-made disasters such as wildfires, droughts and earthquakes, all of which are particularly common in California;
•	higher than anticipated increases in operating expenses;
•	lower than expected dividends paid from the Bank to the holding company;
•	the effectiveness of our risk management framework and quantitative models;
•
the costs and effects of legal, compliance, and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews;

•
the impact of changes made to tax laws or regulations affecting our business, including the disallowance of tax benefits by tax authorities and/or changes in tax filing jurisdictions or entity classifications; and

•
our success at managing risks involved in the foregoing items and all other risk factors described in our audited consolidated financial statements, and other risk factors described in this Form 10-Q and other documents filed or furnished by PacWest with the SEC.

All forward-looking statements included in this Form 10-Q are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.
Overview
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
In managing the top line of our business, we focus on loan growth, loan yield, deposit cost, and net interest margin. Net interest income, on a year-to-date basis in 2023, accounted for 88.5% of net revenue (net interest income plus noninterest income).
At March 31, 2023, the Company had total assets of $44.3 billion, including $28.5 billion of total loans and leases, net of deferred fees, $4.8 billion of securities available-for-sale, $2.3 billion of securities held-to-maturity, and $6.5 billion of interest-earning deposits in financial institutions compared to $41.2 billion of total assets at December 31, 2022, including $28.7 billion of total loans and leases, net of deferred fees, $4.8 billion of securities available-for-sale, $2.3 billion securities held-to-maturity, and $2.0 billion of interest-earning deposits in financial institutions. The $3.1 billion increase in total assets since year-end was due primarily to a $4.4 billion increase in interest-earning deposits in financial institutions, offset mainly by a $1.4 billion decrease in goodwill. See “- Recent Events” for discussion regarding the changes in total assets and total liabilities during the three months ended March 31, 2023.
At March 31, 2023, the Company had total liabilities of $41.5 billion, including total deposits of $28.2 billion and borrowings of $11.9 billion, compared to $37.3 billion of total liabilities at December 31, 2022, including $33.9 billion of total deposits and $1.8 billion borrowings. The $4.3 billion increase in total liabilities since year-end was due mainly to an increase of $10.1 billion in borrowings, partially offset by a $5.7 billion decrease in deposits.

At March 31, 2023, the Company had total stockholders' equity of $2.8 billion compared to $4.0 billion at December 31, 2022. The $1.2 billion decrease in stockholders' equity since year-end was due mainly to the net loss of $1.2 billion. Our consolidated common equity Tier 1 (CET1), Tier 1 capital and Total capital ratios increased to 9.21%, 11.15%, and 14.21% at March 31, 2023 due primarily to positive adjusted earnings combined with a decrease in risk-weighted assets.
Recent Events
Impact of Two Bank Closures
During the first quarter of 2023, the closure of two large regional banks resulted in market volatility and a significant decline in regional bank stock prices, including our stock price. Due to the presence of a triggering event that indicated it was more likely than not that our goodwill was impaired, we performed a goodwill impairment assessment and recorded an impairment of $1.38 billion in the first quarter, as the estimated fair value of equity was less than book value as of March 31, 2023. This is a non-cash charge and had no impact on our regulatory capital ratios, cash flows, or liquidity position. The goodwill impairment charge resulted in a net loss of $1.21 billion in the first quarter.
The closure of the two banks, and the resulting customer fear of additional failures, resulted in an outflow of our deposits from accounts with greater than the FDIC's $250,000 insurance coverage amount. Total deposits decreased by $5.7 billion or 16.9% in the first quarter. Most of the decrease in deposits was from uninsured deposits, which resulted in the percentage of insured deposits to total deposits to increase from 48% at December 31, 2022 to 71% of total deposits at March 31, 2023. We responded to this banking crisis quickly by significantly increasing the amount of borrowings and wholesale/brokered deposits to enhance our liquidity position to prepare for any additional deposit outflows. This change in our funding mix in the month of March 2023 had a negative impact on our net interest margin which declined to 2.89% in the first quarter of 2023 compared to 3.41% in the fourth quarter of 2022. To improve our net interest margin we intend to complete strategic asset sales in the second quarter of 2023, which led to the transfer of our $2.7 billion Lender Finance loan portfolio to held for sale as of March 31, 2023. The proceeds of these asset sales, combined with reducing on-balance sheet cash to a more normalized level, will allow us to reduce the amount of higher-cost borrowings and/or brokered deposits and reduce the cost of our interest-bearing liabilities. Upon completion of these actions, we expect that our total assets will be closer to $35 billion.
In addition to the $1.38 billion goodwill impairment, we also recorded $8.5 million of reorganization costs comprised of severance and contract termination charges related to our operational efficiency initiative. These items are considered non-operating and non-recurring charges and, thus, in this document, you will see disclosures for adjusted earnings, adjusted earnings per share, adjusted return on average assets and adjusted return on average tangible common equity that exclude these items. This allows the reader to more readily compare results for the first quarter of 2023 with historical quarterly results. See the Non-GAAP Measurements section of this document for a reconciliation of these Non-GAAP adjusted measures to measures calculated in accordance with GAAP.
Impact of First Republic Bank Closure and Sale
On May 1, 2023, First Republic Bank was closed by regulators and immediately sold to J.P. Morgan Chase. This event heightened market and customer fears of additional bank failures, including PacWest. Our stock price declined approximately 41% from $10.15 on April 28, 2023, to $5.96 on May 5, 2023. On the afternoon of May 3, 2023, PacWest was featured prominently in the financial news headlines with reports that PacWest was “exploring all of its options and having talks with potential investors and partners”. The news headlines increased our customers fears of the safety of their deposits. During the week ended May 5, 2023, our deposits declined approximately 9.5%, with a majority of that decline occurring on May 4th and May 5th after the news reports on the afternoon of May 3rd. PacWest funded this decline in deposits with available on-balance sheet liquidity. As of May 10, 2023, immediately-available liquidity (on-balance sheet liquidity and unused borrowing capacity) was $15.0 billion, which exceeded uninsured deposits of $5.2 billion, representing a coverage ratio of 288%.
These recent events, and the ongoing news coverage of these events, has increased certain risks and uncertainties related to our business and future prospects. See also the updated “Risk Factors” section disclosed in Part II, Item 1A of this quarterly report on Form 10-Q.

Key Performance Indicators
Among other factors, our operating results generally depend on the following key performance indicators:
The Level of Net Interest Income
Net interest income is the excess of interest earned on our interest-earning assets over the interest paid on our interest-bearing liabilities. Net interest margin is net interest income (annualized if related to a quarterly period) expressed as a percentage of average interest-earning assets. Tax equivalent net interest income is net interest income increased by an adjustment for tax-exempt interest on certain loans and investment securities based on a 21% federal statutory tax rate. Tax equivalent net interest margin is calculated as tax equivalent net interest income divided by average interest-earning assets.
Net interest income is affected by changes in both interest rates and the volume of average interest-earning assets and interest-bearing liabilities. Our primary interest-earning assets are loans and investment securities, and our primary interest-bearing liabilities are deposits and borrowings. Contributing to our strong net interest margin is our strong yield on loans and leases and concentration of lower cost retail non-maturity deposits. While our deposit balances will fluctuate depending on our customers’ liquidity and cash flow, market conditions, and competitive pressures, we seek to minimize the impact of these variances by attracting a high percentage of noninterest-bearing deposits. During 2023 and 2022, our net interest margin was negatively impacted because we accessed the wholesale funding market to replace outflows of retail non-maturity deposits.
Loan and Lease Production
We actively seek new lending opportunities under an array of lending products. Our lending activities include real estate mortgage loans, real estate construction and land loans, commercial loans and leases, and a small amount of consumer lending. Our commercial real estate loans and real estate construction loans are secured by a range of property types. Our commercial loans and leases portfolio is diverse and generally includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms’ operations and the operations of entrepreneurial and venture-backed companies during the various phases of their early life cycles, and secured business loans. In January 2023, we announced that we were slowing loan growth to preserve capital and strengthen our balance sheet, including winding down our premium finance and multi-family lending groups in the fourth quarter of 2022.
Our loan origination process emphasizes credit quality. On occasion, to augment our internal loan production, we have purchased loans such as multi-family loans from other banks, private student loans from third-party lenders, and, most recently, single-family residential mortgage loans. Prior to our acquisition of Civic, we also purchased loans from Civic. These loan purchases help us manage the concentrations in our portfolio as they diversify the geographic, interest-rate risk, credit risk, and product composition of our loan portfolio. Achieving net loan growth is subject to many factors, including maintaining strict credit standards, competition from other lenders, and borrowers that opt to prepay loans.
The Magnitude of Credit Losses
We emphasize credit quality in originating and monitoring our loans and leases, and we measure our success by the levels of our classified loans and leases, nonaccrual loans and leases, and net charge-offs. We maintain an allowance for credit losses on loans and leases, which is the sum of the allowance for loan and lease losses and the reserve for unfunded loan commitments. Provisions for credit losses are charged to operations as and when needed for both on and off-balance sheet credit exposures. Loans and leases that are deemed uncollectable are charged off and deducted from the allowance for loan and lease losses. Recoveries on loans and leases previously charged off are added to the allowance for loan and lease losses. The provision for credit losses on the loan and lease portfolio is based on our allowance methodology, which considers the impact of assumptions and is reflective of historical experience, economic forecasts viewed to be reasonable and supportable by management, the current loan and lease composition, and relative credit risks known as of the balance sheet date. For originated and acquired credit-deteriorated loans, a provision for credit losses may be recorded to reflect credit deterioration after the origination date or after the acquisition date, respectively.
We regularly review loans and leases to determine whether there has been any deterioration in credit quality resulting from borrower operations or changes in collateral value or other factors which may affect collectability of our loans and leases. Changes in economic conditions, such as the rate of economic growth, the unemployment rate, rate of inflation, increases in the general level of interest rates, declines in real estate values, changes in commodity prices, and adverse conditions in borrowers’ businesses, could negatively impact our borrowers and cause us to adversely classify loans and leases. An increase in classified loans and leases generally results in increased provisions for credit losses and an increased allowance for credit losses. Any deterioration in the commercial real estate market may lead to increased provisions for credit losses because our loans are concentrated in commercial real estate loans.
The Level of Noninterest Expense
Our noninterest expense includes fixed and controllable overhead, the largest components of which are compensation and occupancy expense. It also includes costs that tend to vary based on the volume of activity, such as loan and lease production and the number and complexity of foreclosed assets. We measure success in controlling both fixed and variable costs through monitoring of the efficiency ratio, which is calculated by dividing noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain (loss) on sale of securities and gain (loss) on sales of assets other than loans and leases).
The following table presents the calculation of our efficiency ratio for the periods indicated:
	Three Months Ended March 31,
Efficiency Ratio	2023	2022
	(Dollars in thousands)
Noninterest expense	$1,573,003	$167,426
Less: Intangible asset amortization	2,411	3,649
Foreclosed assets (income) expense, net	363	(3,353)
Goodwill impairment	1,376,736	—
Acquisition, integration and reorganization costs	8,514	—
Noninterest expense used for efficiency ratio	$184,979	$167,130

Net interest income (tax equivalent)	$281,625	$312,651
Noninterest income	36,391	20,818
Net revenues	318,016	333,469
Less: Gain (loss) on sale of securities	—	104
Net revenues used for efficiency ratio	$318,016	$333,365

Efficiency ratio	58.2%	50.1%
Critical Accounting Policies and Estimates
Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. We identify critical policies and estimates as those that require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies and estimates relate to the allowance for credit losses on loans and leases held for investment, the carrying value of goodwill and other intangible assets, and the realization of deferred income tax assets and liabilities.
Our critical accounting policies and estimates are described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K.

Non-GAAP Measurements
We use certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. The methodology for determining these non-GAAP measures may differ among companies. We used the following non-GAAP measures in this Form 10-Q:
•
Return on average tangible common equity, tangible common equity ratio, and tangible book value per common share: Given that the use of these measures is prevalent among banking regulators, investors, and analysts, we disclose them in addition to the related GAAP measures of return on average equity, equity to assets ratio, and book value per common share, respectively. The reconciliations of these non-GAAP measurements to the GAAP measurements are presented in the following tables for and as of the periods presented.

	Three Months Ended March 31,
Return on Average Tangible Common Equity	2023	2022
	(Dollars in thousands)
Net (loss) earnings	$(1,195,424)	$120,128

(Loss) earnings before income taxes	$(1,260,340)	$162,109
Add: Goodwill impairment	1,376,736	—
Add: Intangible asset amortization	2,411	3,649
Adjusted earnings before income taxes	118,807	165,758
Adjusted income tax expense(1)	33,741	42,931
Adjusted net earnings	85,066	122,827
Less: Preferred stock dividends	9,947	—
Adjusted net earnings available to common stockholders	$75,119	$122,827

Average stockholders' equity	$3,998,687	$3,847,481
Less: Average intangible assets	1,391,857	1,449,056
Less: Average preferred stock	498,516	—
Average tangible common equity	$2,108,314	$2,398,425

Return on average equity(2)	(121.24)%	12.66%
Return on average tangible common equity(3)	14.45%	20.77%
(1)	Adjusted effective tax rate of 28.4% and 25.9% used for the three months ended March 31, 2023 and 2022, respectively.
(2)	Annualized net (loss) earnings divided by average stockholders' equity.
(3)	Annualized adjusted net earnings available to common stockholders divided by average tangible common equity.

	Three Months Ended
Adjusted Return on Average Tangible Common Equity	March 31, 2023	March 31, 2022
	(Dollars in thousands)
(Loss) earnings before income taxes	$(1,260,340)	$162,109
Add: Goodwill impairment	1,376,736	—
Add: Intangible asset amortization	2,411	3,649
Add: Acquisition, integration, and reorganization costs	8,514	—
Adjusted earnings before income taxes	127,321	165,758
Adjusted income tax expense(1)	36,159	42,931
Adjusted net earnings	91,162	122,827
Less: Preferred stock dividends	9,947	—
Adjusted net earnings available to common stockholders	$81,215	$122,827
Average stockholders' equity	$3,998,687	$3,847,481
Less: Average intangible assets	1,391,857	1,449,056
Less: Average preferred stock	498,516	—
Average tangible common equity	$2,108,314	$2,398,425
Adjusted return on average tangible common equity(2)	15.62%	20.77%
(1)	Adjusted effective tax rate of 28.4% used for the three months ended March 31, 2023; effective tax rate of 25.9% used for three months ended March 31, 2022.
(2)	Annualized adjusted net earnings available to common stockholders divided by average tangible common equity.
Tangible Common Equity Ratio and Tangible Book Value Per Common Share	March 31, 2023	December 31, 2022
	(Dollars in thousands, except per share data)
Stockholders’ equity	$2,771,477	$3,950,531
Less: Preferred stock	498,516	498,516
Total common equity	2,272,961	3,452,015
Less: Intangible assets	28,970	1,408,117
Tangible common equity	2,243,991	2,043,898
Add: Accumulated other comprehensive loss (income)	736,060	790,903
Adjusted tangible common equity	$2,980,051	$2,834,801
Total assets	$44,302,981	$41,228,936
Less: Intangible assets	28,970	1,408,117
Tangible assets	$44,274,011	$39,820,819
Equity to assets ratio	6.26%	9.58%
Tangible common equity ratio(1)	5.07%	5.13%
Tangible common equity ratio, excluding AOCI(2)	6.73%	7.12%
Book value per common share(3)	$18.90	$28.71
Tangible book value per common share(4)	$18.66	$17.00
Tangible book value per common share, excluding AOCI(5)	$24.78	$23.58
Common shares outstanding	120,244,214	120,222,057
(1)	Tangible common equity divided by tangible assets.
(2)	Adjusted tangible common equity divided by tangible assets.
(3)	Total common equity divided by common shares outstanding.
(4)	Tangible common equity divided by common shares outstanding.
(5)	Adjusted tangible common equity divided by common shares outstanding.

	Three Months Ended
Adjusted Earnings, Earnings Per Share, and Return on Average Assets	March 31, 2023	March 31, 2022
	(Dollars in thousands)
(Loss) earnings before income taxes	$(1,260,340)	$162,109
Add: Goodwill impairment	1,376,736	—
Add: Acquisition, integration, and reorganization costs	8,514	—
Adjusted earnings before income taxes	124,910	162,109
Adjusted income tax expense(1)	35,474	41,981
Adjusted earnings	89,436	120,128
Less: Preferred stock dividends	(9,947)	—
Adjusted earnings available to common stockholders	79,489	120,128
Less: Earnings allocated to unvested restricted stock	(1,210)	(2,037)
Adjusted earnings allocated to common shares	$78,279	$118,091
Weighted average shares outstanding	$117,930	$117,349
Adjusted diluted earnings per common share(2)	$0.66	$1.01
Average assets	$42,768,714	$39,883,304
Adjusted return on average assets(3)	0.85%	1.22%
(1)	Adjusted effective tax rate of 28.4% used for the three months ended March 31, 2023; effective tax rate of 25.9% used for three months ended March 31, 2022.
(2)	Adjusted earnings allocated to common shares divided by weighted average shares outstanding.
(3)	Annualized adjusted earnings divided by average assets.
Results of Operations
Earnings Performance
The following table presents performance metrics for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(Dollars in thousands, except per share data)
Earnings Summary:
Interest income	$517,788	$322,904
Interest expense	(238,516)	(14,187)
Net interest income	279,272	308,717
Provision for credit losses	(3,000)	—
Noninterest income	36,391	20,818
Operating expense	(187,753)	(167,426)
Acquisition, integration and reorganization costs	(8,514)	—
Goodwill impairment	(1,376,736)	—
(Loss) earnings before income taxes	(1,260,340)	162,109
Income tax benefit (expense)	64,916	(41,981)
Net (loss) earnings	(1,195,424)	120,128
Preferred stock dividends	(9,947)	—
Net (loss) earnings available to common stockholders	$(1,205,371)	$120,128

	Three Months Ended March 31,
	2023	2022
	(Dollars in thousands, except per share data)
Per Common Share Data:
Diluted (loss) earnings per common share	$(10.22)	$1.01
Book value per common share	$18.90	$30.52
Tangible book value per common share(1)	$18.66	$18.42

Performance Ratios:
Return on average assets	(11.34)%	1.22%
Return on average tangible common equity(1)	14.45%	20.77%
Net interest margin (tax equivalent)	2.89%	3.43%
Yield on average loans and leases (tax equivalent)	6.14%	4.66%
Cost of average total deposits	1.98%	0.07%
Efficiency ratio	58.2%	50.1%

Capital Ratios (consolidated):
Common equity tier 1 capital ratio	9.21%	8.64%
Tier 1 capital ratio	11.15%	9.07%
Total capital ratio	14.21%	12.27%
Tier 1 leverage capital ratio	8.33%	7.11%
Risk-weighted assets	$32,507,454	$30,297,312
(1)	See “- Non-GAAP Measurements.”
First Quarter of 2023 Compared to First Quarter of 2022
Net (loss) earnings available to common stockholders for the first quarter of 2023 was a loss of $1.205 billion, or a loss of $10.22 per diluted share, compared to net earnings available to common stockholders for the first quarter of 2022 of $120.1 million, or $1.01 per diluted share. The $1.325 billion decrease in net earnings available to common stockholders from the first quarter of 2022 was due mainly to a goodwill impairment recorded in the first quarter of 2023 of $1.377 billion. Excluding the goodwill impairment and $8.5 million of reorganization costs, adjusted earnings available to common stockholders in the first quarter of 2023 was $79.5 million, a decrease of $40.6 million from the $120.1 million in the first quarter of 2022. This $40.6 million decrease was comprised primarily of a $29.4 million decrease in net interest income, a $20.3 million increase in noninterest expense, and a $9.9 million increase in preferred stock dividends, partially offset by a $15.6 million increase in noninterest income and a $6.5 million decrease in adjusted income tax expense. The decrease in net interest income was due primarily to our interest-bearing liabilities repricing faster than our interest-bearing assets when interest rates rapidly increased over the last year. Also, the mix of our interest-bearing liabilities changed significantly in the first quarter of 2023 as the closure of two banks caused an outflow of lower-cost customer deposits, which were replaced with higher-cost borrowings and wholesale/brokered deposits. The increase in noninterest expense was due primarily to an $11.4 million increase in customer related expense (higher account analysis expense due to higher earnings credit rate), a $6.2 million increase in insurance and assessments expense (higher FDIC assessment due to higher assessment rate and higher assessment base), and a $3.7 million increase in foreclosed assets expense (first quarter of 2022 included a large gain on sale). The increase in preferred stock dividends is due to our preferred stock being issued in the second quarter of 2022 and there being no dividends in the first quarter of 2022. The increase in noninterest income is primarily due to an increase in dividends and gains on equity investments of $12.5 million as the first quarter of 2022 had losses of $11.4 million due to volatility in the equity market resulting from geopolitical tensions and inflationary pressures. The decrease in income tax expense is due to a decrease in adjusted earnings before taxes in the first quarter of 2023, partially offset by a higher effective tax rate as compared to the first quarter of 2022.

Net Interest Income
The following tables summarize the distribution of average assets, liabilities, and stockholders’ equity, as well as interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities, presented on a tax equivalent basis, for the periods indicated:
	Three Months Ended
	March 31, 2023			March 31, 2022
	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates
	(Dollars in thousands)
ASSETS:
Loans and leases(1)(2)(3)(4)	$28,583,265	$433,029	6.14%	$23,433,019	$269,521	4.66%
Investment securities(2)(4)	7,191,362	44,246	2.50%	10,397,709	55,594	2.17%
Deposits in financial institutions	3,682,228	42,866	4.72%	3,083,159	1,723	0.23%
Total interest-earning assets(2)	39,456,855	520,141	5.35%	36,913,887	326,838	3.59%
Other assets	3,311,859			2,969,417
Total assets	$42,768,714			$39,883,304

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest checking	$7,089,102	55,957	3.20%	$7,094,623	1,776	0.10%
Money market	8,932,059	56,224	2.55%	10,852,454	3,461	0.13%
Savings	597,287	599	0.41%	642,709	39	0.02%
Time	5,123,955	43,112	3.41%	1,278,609	932	0.30%
Total interest-bearing deposits	21,742,403	155,892	2.91%	19,868,395	6,208	0.13%
Borrowings	5,289,429	69,122	5.30%	298,444	161	0.22%
Subordinated debt	867,637	13,502	6.31%	863,572	7,818	3.67%
Total interest-bearing liabilities	27,899,469	238,516	3.47%	21,030,411	14,187	0.27%
Noninterest-bearing demand deposits	10,233,434			14,463,667
Other liabilities	637,124			541,745
Total liabilities	38,770,027			36,035,823
Stockholders’ equity	3,998,687			3,847,481
Total liabilities and stockholders' equity	$42,768,714			$39,883,304
Net interest income(2)		$281,625			$312,651
Net interest rate spread(2)			1.88%			3.32%
Net interest margin(2)			2.89%			3.43%
Total deposits(5)	$31,975,837	$155,892	1.98%	$34,332,062	$6,208	0.07%
(1)	Includes nonaccrual loans and leases and loan fees. Includes tax-equivalent adjustments related to tax-exempt interest on loans.
(2)	Tax equivalent.
(3)	Includes net loan premium amortization of $2.8 million and $5.7 million for the three months ended March 31, 2023 and 2022, respectively.
(4)	Includes tax-equivalent adjustments of $2.3 million and $1.8 million for the three months ended March 31, 2023 and 2022, respectively, related to tax-exempt income on loans.
Includes tax-equivalent adjustments of $9 thousand and $2.2 million for the three months ended March 31, 2023 and 2022, respectively, related to tax-exempt interest on investment securities. The federal statutory rate utilized was 21%.
(5)
Total deposits is the sum of interest-bearing deposits and noninterest-bearing demand deposits. The cost of total deposits is calculated as annualized interest expense on total deposits divided by average total deposits.

First Quarter of 2023 Compared to First Quarter of 2022
Net interest income decreased by $29.4 million to $279.3 million for the first quarter of 2023 compared to $308.7 million for the first quarter of 2022 due mainly to higher interest expense on deposits and borrowings partially offset by higher interest income on loans and leases and deposits in financial institutions. The increase in interest expense was due to a higher cost and balance of average interest-bearing liabilities. The increase in interest income on loans and leases was attributable to a higher average balance and higher yield on average loans and leases. The tax equivalent yield on average loans and leases was 6.14% for the first quarter of 2023, compared to 4.66% for the same quarter of 2022. The increase in interest income on deposits in financial institutions was due mainly to a higher rate paid on deposits at the Federal Reserve.
The tax equivalent NIM was 2.89% for the first quarter of 2023 compared to 3.43% for the comparable quarter last year. The decrease in the tax equivalent NIM was due mostly to a shift in our funding mix in the second half of March 2023 as we responded to the baking crisis to enhance liquidity and protect franchise value. Average borrowings as a percentage of average interest-bearing liabilities was 19% for the first quarter of 2023 compared to 1% for the first quarter of 2022. The additional borrowings are largely short-term in nature, which will allow us to normalize our funding mix over time as economic conditions stabilize. The tax-equivalent NIM was further impacted by a higher cost of total deposits and borrowings, offset partially by higher yields on loans and leases and deposits in financial institutions.
The cost of average total deposits was 1.98% for the first quarter of 2023 compared to 0.07% for the first quarter of 2022 due mainly to higher average balances and rates and a change in the mix of average deposits, resulting from a decrease in lower cost retail non-maturity deposits and an increase in higher cost retail and brokered time deposits.
Provision for Credit Losses
The following table sets forth the details of the provision for credit losses on loans and leases held for investment and held-to-maturity securities and information regarding credit quality metrics for the periods indicated:
	Three Months Ended March 31,
	2023	2022
	(Dollars in thousands)
Provision For Credit Losses:
Addition to (reduction in) allowance for loan and lease losses	$18,500	$(2,000)
Addition to (reduction in) reserve for unfunded loan commitments	(15,500)	2,000
Total loan-related provision	$3,000	$—
Addition to allowance for held-to-maturity securities	—	—
Total provision for credit losses	$3,000	$—

Credit Quality Metrics:
Net charge-offs (recoveries) on loans and leases held for investment(1)	$9,177	$1,166
Annualized net charge-offs (recoveries) to average loans and leases	0.13%	0.02%
At quarter-end:
Allowance for credit losses	$285,626	$272,469
Allowance for credit losses to loans and leases held for investment	1.11%	1.12%
Allowance for credit losses to nonaccrual loans and leases held for investment	327.8%	409.5%
Nonaccrual loans and leases held for investment	$87,124	$66,538
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.34%	0.27%
(1)
See “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” for detail of charge-offs and recoveries by loan portfolio segment, class, and subclass for the periods presented.

Provisions for credit losses are charged to earnings for the allowance for loan and lease losses, the reserve for unfunded loan commitments, and the allowance for credit losses on held-to-maturity securities. The provision for credit losses on our loans and leases held for investment is based on our allowance methodology and is an expense that, in our judgment, is required to maintain an adequate allowance for credit losses. For further details on our loan-related allowance for credit losses methodology, see “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” contained herein.
First Quarter of 2023 Compared to First Quarter of 2022
The provision for credit losses increased by $3.0 million to a provision of $3.0 million for the first quarter of 2023 compared to no provision for the first quarter of 2022. During the first quarter of 2023, while loans and leases held for investment and unfunded loan commitments declined, a $3.0 million provision was recognized due to an increase in qualitative reserves for loans secured by commercial real estate and higher net charge-offs. During the first quarter of 2022, no provision was recorded as a result of improvements in both macro-economic forecast variables and loan portfolio credit quality metrics, offset by increased provisions for unfunded loan commitments and loan growth.
Certain circumstances may lead to increased provisions for credit losses on loans and leases in the future. Examples of such circumstances include deterioration in economic conditions and forecasts, an increased amount of classified and/or criticized loans and leases, and net loan and lease and unfunded commitment growth. Deterioration in economic conditions and forecasts include the rate of economic growth, the unemployment rate, the rate of inflation, changes in the general level of interest rates, changes in real estate values, and adverse conditions in borrowers’ businesses. See further discussion in “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” contained herein.
Noninterest Income
The following table summarizes noninterest income by category for the periods indicated:
	Three Months Ended March 31,
Noninterest Income	2023	2022
	(In thousands)
Leased equipment income	$13,857	$13,094
Other commissions and fees	10,344	11,580
Service charges on deposit accounts	3,573	3,571
Gain on sale of loans and leases	2,962	60
Gain (loss) on sale of securities	—	104
Dividends and gains (losses) on equity investments	1,098	(11,375)
Warrant income	(333)	629
Other	4,890	3,155
Total noninterest income	$36,391	$20,818
First Quarter of 2023 Compared to First Quarter of 2022
Noninterest income increased by $15.6 million to $36.4 million for the first quarter of 2023 compared to $20.8 million for the first quarter of 2022 due mainly to an increase of $12.5 million in dividends and gains (losses) on equity investments, a $2.9 million increase in gain on sale of loans and lease and a $1.7 million increase in other income. Dividends and gains (losses) on equity investments increased mostly due to losses of $11.4 million recorded in the first quarter of 2022 primarily due to volatility in equity markets resulting from geopolitical tensions and inflationary pressures. Gain on sale of loans and leases increased in the first quarter of 2023 due principally to higher levels of loan sale activity compared to the same period in 2022. The increase in other income was due primarily to a $2.0 million gain from the change in fair value of the credit-linked notes in the first quarter of 2023.

Noninterest Expense
The following table summarizes noninterest expense by category for the periods indicated:
	Three Months Ended March 31,
Noninterest Expense	2023	2022
	(In thousands)
Compensation	$88,476	$92,240
Customer related expense	24,005	12,655
Occupancy	15,067	15,200
Insurance and assessments	11,717	5,490
Data processing	10,938	9,629
Leased equipment depreciation	9,375	9,189
Loan expense	6,524	5,157
Other professional services	6,073	5,954
Intangible asset amortization	2,411	3,649
Foreclosed assets expense (income), net	363	(3,353)
Other	12,804	11,616
Total operating expense	187,753	167,426
Acquisition, integration and reorganization costs	8,514	—
Goodwill impairment	1,376,736	—
Total noninterest expense	$1,573,003	$167,426
First Quarter of 2023 Compared to First Quarter of 2022
Noninterest expense increased by $1.406 billion to $1.573 billion for the first quarter of 2023 compared to $167.4 million for the first quarter of 2022 due mainly to a $1.377 billion goodwill impairment charge incurred in the first quarter of 2023. Excluding the goodwill impairment charge and acquisition, integration and reorganization costs, operating expenses increased by $20.3 million in the first quarter of 2023 as compared to the first quarter of 2022. This increase was due mainly to increases of $11.4 million in customer related expense and $6.2 million in insurance and assessments expense. The increase in customer related expense was due primarily to higher customer analysis expenses and reciprocal deposit fees. The increase in insurance and assessments expense was due to higher FDIC assessment expense attributable to the 2 basis point assessment rate increase effective January 1, 2023, and a higher assessment base as a result of the $1.6 billion increase in average assets in the first quarter of 2023.
Income Taxes
The effective tax rate for the first quarter of 2023 was 5.2% compared to 25.9% for the first quarter of 2022. Excluding goodwill impairment of $1.4 billion, the effective income tax rate for the first quarter of 2023 was 28.4%. The increase from the first quarter of 2022 was due primarily to higher disallowed interest expense in the first quarter of 2023. The Company's blended statutory tax rate for federal and state is 27.5%. Excluding goodwill impairment, the Company’s effective tax rate for the full year 2023 is currently estimated to be in the range of 28% to 30%.

Balance Sheet Analysis
Securities Available-for-Sale
The following table presents the composition and durations of our securities available-for-sale as of the dates indicated:
	March 31, 2023			December 31, 2022
Security Type	Fair Value	% of Total	Duration (in years)	Fair Value	% of Total	Duration (in years)
	(Dollars in thousands)
Agency residential MBS	$2,249,080	46%	7.5	$2,242,042	46%	7.6
U.S. Treasury securities	685,436	14%	4.7	670,070	14%	4.9
Agency commercial MBS	491,681	10%	4.5	487,606	10%	4.7
Agency residential CMOs	455,682	10%	4.4	457,063	9%	4.4
Municipal securities	345,639	7%	5.5	339,326	7%	5.6
Corporate debt securities	289,794	6%	2.0	311,905	7%	2.7
Private label residential CMOs	164,403	4%	5.9	166,724	4%	5.6
Collateralized loan obligations	102,994	2%	—	102,261	2%	—
Private label commercial MBS	25,535	1%	2.2	26,827	1%	2.3
Asset-backed securities	22,457	—%	—	22,413	—%	—
SBA securities	15,906	—%	2.6	17,250	—%	2.5
Total securities available-for-sale	$4,848,607	100%	5.7	$4,843,487	100%	5.9
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. The unrealized losses on the transferred securities are being amortized over the expected remaining life of the securities in a manner consistent with the amortization of a premium or discount.
The following table shows the geographic composition of the majority of our available-for-sale municipal securities portfolio as of the date indicated:
	March 31, 2023
Municipal Securities by State	Fair Value	% of Total
	(Dollars in thousands)
Texas	$121,365	35%
California	61,094	18%
Oregon	33,745	10%
Washington	24,393	7%
Minnesota	20,947	6%
Delaware	19,460	6%
Florida	18,384	5%
Wisconsin	12,491	3%
Rhode Island	10,705	3%
Iowa	6,861	2%
Total of ten largest states	329,445	95%
All other states	16,194	5%
Total municipal securities available-for-sale	$345,639	100%

Securities Held-to-Maturity
The following table presents the composition and durations of our securities held-to-maturity as of the date indicated:
	March 31, 2023			December 31, 2022
Security Type	Amortized Cost	% of Total	Duration (in years)	Amortized Cost	% of Total	Duration (in years)
	(Dollars in thousands)			(Dollars in thousands)
Municipal securities	$1,244,441	55%	8.8	$1,243,443	55%	9.0
Agency commercial MBS	428,995	19%	7.4	427,411	19%	7.5
Private label commercial MBS	346,976	15%	6.9	345,825	15%	7.1
U.S. Treasury securities	184,862	8%	7.4	184,162	8%	7.5
Corporate debt securities	69,876	3%	5.1	69,794	3%	5.8
Total securities held-to-maturity	$2,275,150	100%	8.0	$2,270,635	100%	8.2
The following table shows the geographic composition of the majority of our held-to-maturity municipal securities portfolio as of the date indicated:
	March 31, 2023
Municipal Securities by State	Amortized Cost	% of Total
	(Dollars in thousands)
California	$308,496	25%
Texas	275,563	22%
Washington	190,088	15%
Oregon	78,170	6%
Maryland	64,883	5%
Georgia	55,389	4%
Colorado	49,159	4%
Minnesota	35,191	3%
Tennessee	30,861	3%
Florida	21,975	2%
Total of ten largest states	1,109,775	89%
All other states	134,666	11%
Total municipal securities held-to-maturity	$1,244,441	100%
Loans and Leases Held for Investment
The following table presents the composition of our loans and leases held for investment, net of deferred fees, by loan portfolio segment, class, and subclass as of the dates indicated:
	March 31, 2023		December 31, 2022
Loan and Lease Portfolio	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Real Estate Mortgage:
Commercial real estate	$2,493,081	10%	$2,537,629	9%
SBA program	628,241	2%	621,187	2%
Hotel	687,429	3%	688,015	2%
Total commercial real estate mortgage	3,808,751	15%	3,846,831	13%
Multi-family	5,523,320	21%	5,607,865	20%
Residential mortgage	2,862,952	11%	2,902,088	10%
Investor-owned residential	2,822,714	11%	2,886,828	10%

	March 31, 2023		December 31, 2022
Loan and Lease Portfolio	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Residential renovation	389,874	2%	486,712	2%
Total other residential real estate	6,075,540	24%	6,275,628	22%
Total real estate mortgage	15,407,611	60%	15,730,324	55%
Real Estate Construction and Land:
Commercial	910,327	4%	898,592	3%
Residential	3,698,113	14%	3,253,580	11%
Total real estate construction and land(1)	4,608,440	18%	4,152,172	14%
Total real estate	20,016,051	78%	19,882,496	69%
Commercial:
Lender finance	157,340	1%	3,172,814	11%
Equipment finance	824,531	3%	908,141	3%
Premium finance	906,277	3%	861,006	3%
Other asset-based	180,179	1%	198,248	1%
Total asset-based	2,068,327	8%	5,140,209	18%
Equity fund loans	1,203,137	5%	1,356,428	5%
Venture lending	855,100	3%	676,874	2%
Total venture capital	2,058,237	8%	2,033,302	7%
Secured business loans	366,725	1%	347,660	1%
Paycheck Protection Program	7,718	—%	10,192	—%
Other lending	728,100	3%	750,599	3%
Total other commercial	1,102,543	4%	1,108,451	4%
Total commercial	5,229,107	20%	8,281,962	29%
Consumer	427,223	2%	444,671	2%
Total loans and leases held for investment, net of deferred fees	$25,672,381	100%	$28,609,129	100%

Total unfunded loan commitments	$9,776,789		$11,110,264
(1)	Includes land and acquisition and development loans of $142.9 million at March 31, 2023 and $153.5 million at December 31, 2022.
The following table presents the geographic composition of our real estate loans held for investment, net of deferred fees, by the top 10 states and all other states combined (in the order presented for the current quarter-end) as of the dates indicated:
	March 31, 2023		December 31, 2022
Real Estate Loans by State	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
California	$10,753,125	54%	$10,832,550	55%
Florida	1,384,543	7%	1,360,163	7%
Colorado	1,109,555	5%	1,029,284	5%
Texas	930,654	5%	933,280	5%
New York	730,984	4%	666,238	3%
Washington	683,671	3%	689,873	3%
Arizona	561,130	3%	572,951	3%
Nevada	483,487	2%	511,485	3%
Oregon	436,890	2%	442,353	2%

	March 31, 2023		December 31, 2022
Real Estate Loans by State	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Georgia	356,552	2%	361,577	2%
Total of 10 largest states	17,430,591	87%	17,399,754	88%
All other states	2,585,460	13%	2,482,742	12%
Total real estate loans held for investment, net of deferred fees	$20,016,051	100%	$19,882,496	100%
The following table presents a roll forward of loans and leases held for investment, net of deferred fees, for the periods indicated:
Roll Forward of Loans and Leases Held for Investment, Net of Deferred Fees(1)	Three Months Ended March 31, 2023
(In thousands)
Balance, beginning of period	$28,609,129
Additions:
Production	468,671
Disbursements	1,622,898
Total production and disbursements	2,091,569
Reductions:
Payoffs	(1,021,652)
Paydowns	(965,537)
Total payoffs and paydowns	(1,987,189)
Sales	(231,798)
Transfers to foreclosed assets	(2,568)
Charge-offs	(10,397)
Transfers to loans held for sale	(2,796,365)
Total reductions	(5,028,317)
Net increase	(2,936,748)
Balance, end of period	$25,672,381

Weighted average rate on production(2)	8.44%
(1)	Includes direct financing leases but excludes equipment leased to others under operating leases.
(2)
The weighted average rate on production presents contractual rates on a tax equivalent basis and does not include amortized fees. Amortized fees added approximately 17 basis points to loan yields for the three months ended March 31, 2023.

Allowance for Credit Losses on Loans and Leases Held for Investment
The allowance for credit losses on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in “Other assets” on the consolidated balance sheets. The “Provision for credit losses” on the consolidated statement of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, and the provision for held-to-maturity debt securities.
Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates.

For further information regarding the calculation of the allowance for credit losses on loans and leases held for investment using the CECL methodology, see Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of our Form 10-K.
In calculating our allowance for credit losses, we continued to consider higher inflation rates, rising interest rates, the risk of a recession, technical or otherwise, and the Russia-Ukraine war as well as any trailing impact of the COVID-19 pandemic in our process for estimating expected credit losses given the changes in economic forecasts and assumptions along with the uncertainty related to the severity and duration of the economic consequences resulting from such events. Our methodology and framework along with the 4-quarter reasonable and supportable forecast period and 2-quarter reversion period have remained consistent since the implementation of CECL on January 1, 2020. Certain management assumptions are reassessed every quarter based on current expectations for credit losses, while other assumptions are assessed and updated on at least an annual basis.
For the first quarter of 2023, we used the Moody’s March 2023 Baseline and S3 Downside 90th Percentile forecast scenarios for the calculation of our quantitative component. The weightings of the scenarios were consistent with the fourth quarter of 2022 and based on management’s current expectations for the economic forecast, acknowledging the risk of a near-term recession and inherent uncertainty, with a smaller weighting assigned to the S3 Downside scenario. Compared to the fourth quarter of 2022, the economic forecasts were slightly more favorable with decreases in the loan and leases held for investment and unfunded commitments resulting in a decrease to the allowance for credit losses partially offset by increases in qualitative adjustments for loans secured by commercial real estate.
As part of our allowance for credit losses methodology, we consistently incorporate the use of qualitative factors in determining the overall allowance for credit losses to capture risks that may not be adequately reflected in our quantitative models. During the first quarter of 2021, we added qualitative components that were based on management’s assessment of various qualitative factors such as economic conditions and collateral dependency. These qualitative components were primarily related to certain loan portfolios including hotels, retail, and office properties that were more directly affected by the COVID-19 pandemic and may react more slowly to the improvements in the general economic conditions. These sectors may see a slower economic recovery to pre-pandemic levels due to changes in consumer behavior such as less business travel due to more virtual meetings, more online shopping versus in person shopping, or the potential for more permanent shifts to remote or hybrid working arrangements. Additionally, small businesses in these sectors may face greater challenges once debt relief and PPP funding is exhausted. Throughout 2021 and 2022, these qualitative adjustments were updated based on evolving forecasts of property values and the pace of recovery for small businesses. During the first quarter of 2023, forecasted property values for office properties declined and, therefore, our qualitative adjustments were increased.
During the first quarter of 2023, while loans and leases held for investment and unfunded loan commitments declined, a $3 million provision was recognized due to an increase in qualitative reserves for loans secured by commercial real estate and higher net charge-offs. The loan-related allowance for credit losses as a percentage of loans and leases held for investment increased due to transferring $2.7 billion of Lender Finance loans with low historical loss rates to held for sale and increasing qualitative adjustments for loans secured by commercial real estate.
The use of different economic forecasts, whether based on different scenarios, the use of multiple or single scenarios, or updated economic forecasts and scenarios, can change the outcome of the calculations. In addition to the economic forecasts, there are numerous components and assumptions that are integral to the overall estimation of allowance for credit losses. As part of our allowance for credit losses process, sensitivity analyses are performed to assess the impact of how changing certain assumptions could impact the estimated allowance for credit losses. At times, these analyses can provide information to further assist management in making decisions on certain assumptions. We calculated alternative values for our March 31, 2023 ACL using various alternative forecast scenarios provided by Moody’s including the Moody’s S1 Upside 10th Percentile and S3 Downside 90th Percentile and the calculated amounts for the quantitative component differed from the probability-weighted multiple scenario forecast ranging from lower by 5.67% to higher by 22.45%. However, changing one assumption and not reassessing other assumptions used in the quantitative or qualitative process could yield results that are not reasonable or appropriate, hence all assumptions and information must be considered. From a sensitivity analysis perspective, changing key assumptions such as the macro-economic variable inputs from the economic forecasts, the reasonable and supportable forecast period, prepayment rates, loan segmentation, historical loss factors and/or periods, among others, would all change the outcome of the quantitative components of the allowance for credit losses. Those results would then need to be assessed from a qualitative perspective potentially requiring further adjustments to the qualitative component to arrive at a reasonable and appropriate allowance for credit losses.
The determination of the allowance for credit losses is complex and highly dependent on numerous models, assumptions, and judgments made by management. Management's current expectation for credit losses on loans and leases held for investment as quantified in the allowance for credit losses considers the impact of assumptions and is reflective of historical credit experience, economic forecasts viewed to be reasonable and supportable, current loan and lease composition, and relative credit risks known as of the balance sheet date.
Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded loan commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.
The following table presents information regarding the allowance for credit losses on loans and leases held for investment as of the dates indicated:
Allowance for Credit Losses Data	March 31, 2023	December 31, 2022
	(Dollars in thousands)
Allowance for loan and lease losses	$210,055	$200,732
Reserve for unfunded loan commitments	75,571	91,071
Total allowance for credit losses	$285,626	$291,803

Allowance for loan and lease losses to loans and leases held for investment	0.82%	0.70%
Allowance for credit losses to loans and leases held for investment	1.11%	1.02%
The following table presents the changes in our allowance for credit losses on loans and leases held for investment for the periods indicated:
	Three Months Ended March 31,
Allowance for Credit Losses Roll Forward	2023	2022
	(Dollars in thousands)
Balance, beginning of period	$291,803	$273,635
Provision for credit losses:
Addition to (reduction in) allowance for loan and lease losses	18,500	(2,000)
(Reduction in) addition to reserve for unfunded loan commitments	(15,500)	2,000
Total provision for credit losses	3,000	—
Loans and leases charged off:
Real estate mortgage	(9,835)	(168)
Real estate construction and land	—	—
Commercial	(137)	(2,833)
Consumer	(425)	(233)
Total loans and leases charged off	(10,397)	(3,234)
Recoveries on loans charged off:
Real estate mortgage	200	163
Real estate construction and land	—	149
Commercial	975	1,735
Consumer	45	21
Total recoveries on loans charged off	1,220	2,068
Net charge-offs	(9,177)	(1,166)
Balance, end of period	$285,626	$272,469

Annualized net charge-offs to average loans and leases	0.13%	0.02%

The following table presents charge-offs by loan portfolio segment, class, and subclass for the periods indicated:
	Three Months Ended March 31,
Allowance for Credit Losses Charge-offs	2023	2022
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$6,926	$—
SBA program	—	113
Hotel	—	55
Total commercial real estate mortgage	6,926	168
Multi-family	—	—
Residential mortgage	—	—
Investor-owned residential	1,811	—
Residential renovation	1,098	—
Total other residential real estate	2,909	—
Total real estate mortgage	9,835	168
Real Estate Construction and Land:
Commercial	—	—
Residential	—	—
Total real estate construction and land	—	—
Total real estate	9,835	168
Commercial:
Lender finance	—	—
Equipment finance	—	—
Premium finance	—	—
Other asset-based	—	—
Total asset-based	—	—
Equity fund loans	—	—
Venture lending	—	—
Total venture capital	—	—
Secured business loans	82	244
Paycheck Protection Program	—	—
Other lending	55	2,589
Total other commercial	137	2,833
Total commercial	137	2,833
Consumer	425	233
Total charge-offs	$10,397	$3,234

The following table presents recoveries by portfolio segment, class, and subclass for the periods indicated:
	Three Months Ended March 31,
Allowance for Credit Losses Recoveries	2023	2022
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$—	$—
SBA program	187	12
Hotel	—	—
Total commercial real estate mortgage	187	12
Multi-family	—	—
Residential mortgage	1	151
Investor-owned residential	10	—
Residential renovation	2	—
Total other residential real estate	13	151
Total real estate mortgage	200	163
Real Estate Construction and Land:
Commercial	—	149
Residential	—	—
Total real estate construction and land	—	149
Total real estate	200	312
Commercial:
Lender finance	—	—
Equipment finance	—	163
Premium finance	—	—
Other asset-based	231	92
Total asset-based	231	255
Equity fund loans	—	—
Venture lending	363	122
Total venture capital	363	122
Secured business loans	20	30
Paycheck Protection Program	—	—
Other lending	361	1,328
Total other commercial	381	1,358
Total commercial	975	1,735
Consumer	45	21
Total recoveries	$1,220	$2,068

Deposits
The following table presents the balance of each major category of deposits as of the dates indicated:
	March 31, 2023		December 31, 2022
Deposit Composition	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Noninterest-bearing demand	$7,030,759	25%	$11,212,357	33%
Interest checking	5,307,413	19%	6,990,377	20%
Money market	6,220,203	22%	7,780,758	23%
Savings	671,918	2%	577,637	2%
Total retail non-maturity deposits	19,230,293	68%	26,561,129	78%
Wholesale non-maturity deposits	2,028,676	7%	2,637,362	8%
Total non-maturity deposits	21,258,969	75%	29,198,491	86%
Retail time deposits	2,502,914	9%	2,434,414	7%
Brokered time deposits	4,425,678	16%	2,303,429	7%
Total time deposits	6,928,592	25%	4,737,843	14%
Total deposits	$28,187,561	100%	$33,936,334	100%
During the three months ended March 31, 2023, total deposits decreased by $5.7 billion, or 16.9%, to $28.2 billion at March 31, 2023 due primarily to a decrease of $7.3 billion, or 27.6%, in retail non-maturity deposits and a decrease of $608.7 million in wholesale non-maturity deposits, offset partially by an increase of $2.2 billion in time deposits. At March 31, 2023, retail non-maturity deposits totaled $19.2 billion, or 68% of total deposits, including $7.0 billion of noninterest-bearing demand deposits, or 25% of total deposits.
The following table presents the composition of our deposit portfolio by division as of the dates indicated:
	March 31, 2023		December 31, 2022		Increase (Decrease)
Deposit Composition	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Community Banking	$14,917,027	53%	$17,466,726	52%	$(2,549,699)
Venture Banking	6,584,554	23%	11,296,574	33%	(4,712,020)
Wholesale Deposits	6,685,980	24%	5,173,034	15%	1,512,946
Total deposits	$28,187,561	100%	$33,936,334	100%	$(5,748,773)
As of March 31, 2023, FDIC-insured deposits represented approximately 71% of total deposits, including accounts eligible for pass-through insurance, up from 48% as of December 31, 2022. The Bank’s spot deposit rates were 2.32% at March 31, 2023, up from 1.71% at December 31, 2022.
The following table presents time deposits based on the $250,000 FDIC insured limit as of the dates indicated:
Time Deposits	March 31, 2023 Balance	December 31, 2022 Balance
	(In thousands)
Time deposits $250,000 and under	$5,811,787	$3,198,434
Time deposits over $250,000	1,116,805	1,539,409
Total time deposits	$6,928,592	$4,737,843

The following table summarizes the maturities of time deposits as of the date indicated:
	Time Deposits
March 31, 2023	$250,000 and Under	Over $250,000	Total
	(In thousands)
Maturities:
Due in three months or less	$1,588,860	$347,362	$1,936,222
Due in over three months through six months	1,212,297	150,081	1,362,378
Due in over six months through twelve months	2,382,552	451,076	2,833,628
Total due within twelve months	5,183,709	948,519	6,132,228
Due in over 12 months through 24 months	566,624	162,363	728,987
Due in over 24 months	61,454	5,923	67,377
Total due over twelve months	628,078	168,286	796,364
Total	$5,811,787	$1,116,805	$6,928,592
Client Investment Funds
In addition to deposit products, we also offer select clients non-depository cash investment options through PWAM, our registered investment adviser subsidiary, and third-party money market sweep products. PWAM provides customized investment advisory and asset management solutions. At March 31, 2023, total off-balance sheet client investment funds were $1.2 billion, of which $0.8 billion was managed by PWAM. At December 31, 2022, total off-balance sheet client investment funds were $1.4 billion, of which $0.9 billion was managed by PWAM.
Credit Quality
Nonperforming Assets, Classified Loans and Leases, and Special Mention Loans and Leases
The following table presents information on our nonperforming assets, classified loans and leases, and special mention loans and leases as of the dates indicated:
	March 31, 2023	December 31, 2022
	(Dollars in thousands)
Nonaccrual loans and leases held for investment	$87,124	$103,778

Foreclosed assets, net	2,135	5,022
Total nonperforming assets	$89,259	$108,800

Classified loans and leases held for investment	$132,423	$118,271
Special mention loans and leases held for investment	$580,153	$566,259
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.34%	0.36%
Nonperforming assets to loans and leases held for investment and foreclosed assets, net	0.35%	0.38%
Allowance for credit losses to nonaccrual loans and leases held for investment	327.8%	281.2%
Classified loans and leases held for investment to loans and leases held for investment	0.52%	0.41%
Special mention loans and leases held for investment to loans and leases held for investment	2.26%	1.98%

Nonaccrual Loans and Leases Held for Investment
The following table presents our nonaccrual loans and leases held for investment and accruing loans and leases past due between 30 and 89 days by loan portfolio segment and class as of the dates indicated:
	March 31, 2023		December 31, 2022		Increase (Decrease)
	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due
	(In thousands)
Real estate mortgage:
Commercial	$32,996	$1,650	$42,509	$1,047	$(9,513)	$603
Multi-family	—	—	—	—	—	—
Other residential	50,060	125,458	55,893	95,654	(5,833)	29,804
Total real estate mortgage	83,056	127,108	98,402	96,701	(15,346)	30,407
Real estate construction and land:
Commercial	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Total real estate construction and land	—	—	—	—	—	—
Commercial:
Asset-based	420	—	865	—	(445)	—
Venture capital	—	—	—	—	—	—
Other commercial	3,123	618	4,345	385	(1,222)	233
Total commercial	3,543	618	5,210	385	(1,667)	233
Consumer	525	1,593	166	1,935	359	(342)
Total held for investment	$87,124	$129,319	$103,778	$99,021	$(16,654)	$30,298
During the three months ended March 31, 2023, nonaccrual loan and leases held for investment decreased by $16.7 million to $87.1 million at March 31, 2023 due mainly to transfers to accrual status of $1.8 million, charge-offs of $9.2 million, and principal and other reductions of $25.8 million, offset partially by $20.2 million in additions. As of March 31, 2023, the Company's three largest loan relationships on nonaccrual status had an aggregate carrying value of $23.8 million and represented 27% of total nonaccrual loans and leases.
Foreclosed Assets
The following table presents foreclosed assets (primarily OREO), net of the valuation allowance, by property type as of the dates indicated:
Property Type	March 31, 2023	December 31, 2022
	(In thousands)
Commercial real estate	$—	$—
Single-family residence	2,135	5,022
Total OREO, net	2,135	5,022
Other foreclosed assets	—	—
Total foreclosed assets, net	$2,135	$5,022
During the three months ended March 31, 2023, foreclosed assets decreased by $2.9 million to $2.1 million at March 31, 2023 due mainly to sales of $4.9 million, offset partially by additions of $2.6 million.

Classified and Special Mention Loans and Leases Held for Investment
The following table presents the credit risk ratings of our loans and leases held for investment, net of deferred fees, as of the dates indicated:
Loan and Lease Credit Risk Ratings	March 31, 2023	December 31, 2022
	(In thousands)
Pass	$24,959,805	$27,924,599
Special mention	580,153	566,259
Classified	132,423	118,271
Total loans and leases held for investment, net of deferred fees	$25,672,381	$28,609,129
Classified and special mention loans and leases fluctuate from period to period as a result of loan repayments and downgrades or upgrades from our ongoing active portfolio management.
During the three months ended March 31, 2023, special mention loans and leases increased by $13.9 million to $580.2 million at March 31, 2023 due mainly to an increase of $55.8 million in multi-family real estate mortgage special mention loans, offset partially by decreases of $23.7 million in asset-based commercial special mention loans and $13.3 million in other residential real estate mortgage special mention loans.
During the three months ended March 31, 2023, classified loans increased by $14.2 million to $132.4 million at March 31, 2023 due mainly to increases of $15.8 million in other residential real estate mortgage classified loans and $6.7 million in other commercial classified loans, offset partially by a decrease of $8.1 million in commercial real estate mortgage classified loans.
The following table presents the classified and special mention credit risk rating categories for loans and leases held for investment, net of deferred fees, by loan portfolio segment and class and the related net changes as of the dates indicated:
	March 31, 2023		December 31, 2022		Increase (Decrease)
	Classified	Special Mention	Classified	Special Mention	Classified	Special Mention
	(In thousands)
Real estate mortgage:
Commercial	$35,596	$109,020	$43,737	$106,493	$(8,141)	$2,527
Multi-family	3,586	116,092	3,611	60,330	(25)	55,762
Other residential	76,382	44,810	60,557	58,063	15,825	(13,253)
Total real estate mortgage	115,564	269,922	107,905	224,886	7,659	45,036
Real estate construction and land:
Commercial	—	93,641	—	91,334	—	2,307
Residential	—	44,997	—	45,155	—	(158)
Total real estate construction and land	—	138,638	—	136,489	—	2,149
Commercial:
Asset-based	420	33,133	865	56,836	(445)	(23,703)
Venture capital	2,615	126,422	2,753	127,907	(138)	(1,485)
Other commercial	13,126	5,036	6,473	13,233	6,653	(8,197)
Total commercial	16,161	164,591	10,091	197,976	6,070	(33,385)
Consumer	698	7,002	275	6,908	423	94
Total	$132,423	$580,153	$118,271	$566,259	$14,152	$13,894
Regulatory Matters
Capital
Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines that compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. At March 31, 2023, banks considered to be “well capitalized” must maintain a minimum Tier 1 leverage ratio of 5.00%, a minimum common equity Tier 1 risk-based capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, and a minimum Total risk-based capital ratio of 10.00%.
Basel III currently requires all banking organizations to maintain a 2.50% capital conservation buffer above the minimum risk-based capital requirements to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the common equity Tier 1, Tier 1, and Total capital ratio minimums inclusive of the capital conservation buffer were 7.00%, 8.50%, and 10.50%. At March 31, 2023, the Company and the Bank were in compliance with the capital conservation buffer requirement.
The Company and the Bank elected the CECL 5-year regulatory transition guidance for calculating regulatory capital ratios and the March 31, 2023 ratios include this election. This regulatory guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2021. This cumulative amount is now being phased out of regulatory capital evenly over the three years from 2022 to 2024. The add-back as of March 31, 2023 ranged from 0 basis points to 4 basis points for the capital ratios below.
The following tables present a comparison of our actual capital ratios to the minimum required ratios and well capitalized ratios as of the dates indicated:
	Minimum Required
March 31, 2023	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	8.33%	4.00%	N/A	N/A
CET1 capital ratio	9.21%	4.50%	7.00%	N/A
Tier 1 capital ratio	11.15%	6.00%	8.50%	N/A
Total capital ratio	14.21%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	8.14%	4.00%	N/A	5.00%
CET1 capital ratio	10.88%	4.50%	7.00%	6.50%
Tier 1 capital ratio	10.88%	6.00%	8.50%	8.00%
Total capital ratio	12.94%	8.00%	10.50%	10.00%
	Minimum Required
December 31, 2022	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	8.61%	4.00%	N/A	N/A
CET1 capital ratio	8.70%	4.50%	7.00%	N/A
Tier 1 capital ratio	10.61%	6.00%	8.50%	N/A
Total capital ratio	13.61%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	8.39%	4.00%	N/A	5.00%
CET1 capital ratio	10.32%	4.50%	7.00%	6.50%
Tier 1 capital ratio	10.32%	6.00%	8.50%	8.00%
Total capital ratio	12.34%	8.00%	10.50%	10.00%

The Company's consolidated common equity Tier 1 (CET1), Tier 1, and Total capital ratios increased during the three months ended March 31, 2023 due mainly to positive adjusted earnings combined with a decrease in risk-weighted assets. The consolidated Tier 1 leverage ratio decreased during the three months ended March 31, 2023 due mainly to a $1.6 billion increase in average assets due mainly to higher levels of on-balance sheet liquidity.
Subordinated Debt
We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. As of March 31, 2023, the carrying value of subordinated debt totaled $868.8 million. At March 31, 2023, $131.0 million of the trust preferred securities were included in the Company's Tier I capital and $723.6 million were included in Tier II capital.
Dividends on Common Stock and Interest on Subordinated Debt
As a bank holding company, PacWest is required to notify and receive approval from the FRB prior to declaring and paying a dividend to common stockholders during any period in which quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Interest payments made on subordinated debt are considered dividend payments under FRB regulations. We may not pay a dividend if the FRB objects or until such time as we receive approval from the FRB or we no longer need to provide notice under applicable regulations. The Company currently is required to receive FRB approval to declare or pay a dividend to stockholders. Further, if the Company defaults or elects to defer the interest payments on its subordinated debt, it is restricted from paying dividends on its Series A preferred and common stock.
Dividends on Preferred Stock
The Company's ability to pay dividends on the Series A preferred stock depends on the ability of the Bank to pay dividends to the holding company. The ability of the Company and the Bank to pay dividends in the future is subject to bank regulatory requirements, including capital regulations and policies established by the FRB, the FDIC and the DFPI, as applicable. Dividends on the Series A preferred stock will not be declared, paid, or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable FRB capital adequacy regulations and policies.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
Liquidity
Liquidity Management
Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in the Company’s business operations or unanticipated events.
The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors, and regulators. The Company’s liquidity, represented by cash and due from banks; interest-earning deposits in financial institutions, net of restricted cash collateral accounts; unpledged available-for-sale securities; and unpledged held-to-maturity securities, is a result of the Company’s operating, investing, and financing activities and related cash flows. In order to ensure that funds are available when necessary, the Company regularly projects the amount of funds that will be required over a twelve-month period and it also strives to maintain relationships with a diversified customer base. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets.
The Company has a formal liquidity policy and, in the opinion of management, its liquid assets are considered adequate to meet cash flow needs for loan funding and deposit cash withdrawals for the next 90 to 120 days. At March 31, 2023, there was $6.9 billion in liquid assets, comprised of $218.8 million in cash and due from banks; $6.3 billion in interest-earning deposits in financial institutions, net of restricted cash accounts; $292.3 million in unpledged available-for-sale securities; and $64.4 million in unpledged held-to-maturity securities. In response to the deposit outflow following the two bank closures in March 2023, the Company pledged substantially all of its investment securities portfolio to the FRBSF and FHLB secured borrowing facilities, and borrowed $4.9 billion under the Bank Term Funding Program supported by the pledged securities collateral. At March 31, 2023, the Company operated with an elevated cash position as a precautionary tactic given the recent deposit volatility. At December 31, 2022, the Company maintained $6.2 billion in liquid assets, comprised of $212.3 million in cash and due from banks; $1.9 billion in interest-earning deposits in financial institutions, net of restricted cash collateral accounts; $3.7 billion in unpledged available-for-sale securities; and $416.4 million in unpledged held-to-maturity securities.
While the Company’s liquidity increased by only $696.1 million during the three months ended March 31, 2023, the composition of the liquidity resources shifted to be concentrated in interest-earning deposits in financial institutions compared to the normal tactic of concentrating on-balance sheet liquidity in unpledged securities.
We also maintain available borrowing capacity under secured credit lines with the FHLB and the FRBSF. As a member of the FHLB, the Bank had secured borrowing capacity with the FHLB of $5.7 billion at March 31, 2023, and $5.5 billion was borrowed as of that date. The FHLB secured credit line was collateralized by a blanket lien on $9.7 billion of certain qualifying loans and $133.4 million of securities. The Bank also had secured borrowing capacity with the FRBSF under the Discount Window program totaling $5.6 billion at March 31, 2023, all of which was available, and $4.9 billion under the Bank Term Funding Program, which was fully borrowed as of that date. The FRBSF Discount Window secured credit line was collateralized by liens on $5.6 billion of qualifying loans and $1.4 billion of pledged securities, and the Bank Term Funding Program credit line was collateralized by pledged securities with a market value of $4.3 billion and a par value of $4.9 billion. The Bank Term Funding Program provides borrowing capacity on qualifying government and government agency guaranteed securities based on the collateral par value.
In addition to its secured lines of credit with the FHLB and FRBSF, the Bank also borrowed $1.4 billion under a repurchase agreement facility, which was collateralized by $2.1 billion of loan collateral. The Bank also maintains unsecured lines of credit for the purpose of borrowing overnight funds, subject to availability, of $130.0 million in the aggregate with several correspondent banks. As of March 31, 2023, there was no balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of March 31, 2023, the Bank had borrowed nothing through the AFX.
Additionally, we generate liquidity from cash flows from our loan and securities portfolios and from our large base of retail non-maturity deposits, defined as noninterest-bearing demand, non-brokered interest checking, savings, and non-brokered money market accounts. At March 31, 2023, retail non-maturity deposits totaled $19.2 billion and represented 68% of the Company's total deposits. Retail non-maturity deposits are normally less volatile, often with customer relationships tied to other products offered by the Bank promoting long-standing relationships and stable funding sources. See “- Balance Sheet Analysis - Deposits” for additional information and detail of our retail non-maturity deposits.
Our deposit balances may decrease if customers withdraw funds from the Bank. In order to address the Bank’s liquidity risk from fluctuating deposit balances, the Bank maintains adequate levels of available liquidity on and off the balance sheet.

We use brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity management purposes. At March 31, 2023, brokered deposits totaled $6.5 billion, consisting of $2.0 billion of non-maturity brokered accounts and $4.4 billion of brokered time deposits. At December 31, 2022, brokered deposits totaled $4.9 billion, consisting of $2.6 billion of non-maturity brokered accounts and $2.3 billion of brokered time deposits.
Holding Company Liquidity
PacWest acts a source of financial strength for the Bank which can also include being a source of liquidity. The primary sources of liquidity for the holding company include dividends from the Bank, intercompany tax payments from the Bank, and PacWest's ability to raise capital, issue subordinated debt, and secure outside borrowings. PacWest's ability to obtain funds for the payment of dividends to our stockholders, the repurchase of shares of common stock, and other cash requirements is largely dependent upon the Bank’s earnings. The Bank is subject to restrictions under certain federal and state laws and regulations that limit its ability to transfer funds to the holding company through intercompany loans, advances, or cash dividends. PacWest's ability to pay dividends is also subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debt. See “- Regulatory Matters - Dividends on Preferred Stock” for information regarding the payment of dividends on the Series A preferred stock.
At March 31, 2023, PacWest had $341.7 million in cash and cash equivalents, of which substantially all was on deposit at the Bank. We believe this amount of cash, along with anticipated future dividends from the Bank, will be sufficient to fund the holding company’s cash flow needs over the next 12 months.
Our obligations also include off-balance sheet arrangements consisting of loan commitments, of which only a portion is expected to be funded, and standby letters of credit. At March 31, 2023, our loan commitments and standby letters of credit were $9.8 billion and $321.7 million. The loan commitments, a portion of which will eventually result in funded loans, increase our profitability through net interest income when drawn and unused commitment fees prior to being drawn. We manage our overall liquidity taking into consideration funded and unfunded commitments as a percentage of our liquidity sources. Our liquidity sources, as described in “- Liquidity - Liquidity Management,” have been and are expected to be sufficient to meet the cash requirements of our lending activities. For further information on loan commitments, see Note 11. Commitments and Contingencies, of the Notes to Condensed Consolidated Financial Statements (Unaudited) contained in “Item 1. Condensed Consolidated Financial Statements (Unaudited).”
ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
This analysis should be read in conjunction with text under the caption “Quantitative and Qualitative Disclosures About Market Risk” in our Form 10-K, which text is incorporated herein by reference. Our analysis of market risk and market-sensitive financial information contains forward-looking statements and is subject to the disclosure at the beginning of Item 2 regarding such forward-looking information.
Market Risk - Foreign Currency Exposure
We enter into foreign exchange contracts with our clients and counterparty banks primarily for the purpose of offsetting or hedging clients' foreign currency exposures arising out of commercial transactions, and we enter into cross currency swaps to hedge exposures to debt instruments denominated in foreign currencies. We have experienced and will continue to experience fluctuations in our net earnings as a result of transaction gains or losses related to revaluing certain asset and liability balances that are denominated in currencies other than the U.S. Dollar and the derivatives that hedge those exposures. As of March 31, 2023, the U.S. Dollar notional amounts of loans receivable and subordinated debt payable denominated in foreign currencies were $8.7 million and $27.9 million, and the U.S. Dollar notional amounts of derivatives outstanding to hedge these foreign currency exposures were $8.6 million and $28.5 million. We recognized a foreign currency translation net loss of $0.2 million for the three months ended March 31, 2023 and a foreign currency translation net gain of $1.2 million for the three months ended March 31, 2022.
Asset/Liability Management and Interest Rate Sensitivity
Interest Rate Risk
We measure our IRR position on a monthly basis using two methods: (i) NII simulation analysis; and (ii) MVE modeling. The Executive ALM Committee and the Finance Committee of the Company's Board of

Directors review the results of these analyses quarterly. If hypothetical changes to interest rates cause changes to our simulated net present value of equity and/or net interest income outside our pre-established limits, we may adjust our asset and liability mix in an effort to bring our interest rate risk exposure within our established limits.
We evaluated the results of our NII simulation model and MVE model prepared as of March 31, 2023, the results of which are presented below. Our NII simulation and MVE model indicate that our balance sheet is liability sensitive. A liability sensitive IRR profile would suggest that our estimated NII and MVE would change in the opposite direction of a sudden sustained change in prevailing interest rates.
Net Interest Income Simulation
We used a NII simulation model to measure the estimated changes in NII that would result over the next 12 months from immediate and sustained changes in interest rates as of March 31, 2023. This model is an interest rate risk management tool and the results are not necessarily an indication of our future net interest income. This model has inherent limitations and these results are based on a given set of rate changes and assumptions at one point in time. We have assumed no growth or changes in the product mix of either our total interest-sensitive assets or liabilities over the next 12 months, therefore the results reflect an interest rate shock to a static balance sheet. For the current quarter, the results of the NII simulation model are exaggerated by the large cash and borrowings positions that existed on March 31, 2023. We expect our NII sensitivity results to reflect less interest rate risk once the large cash and borrowings positions are reduced to more historical levels, which we anticipate happening during the upcoming quarter.
This analysis calculates the difference between NII forecasted using both increasing and decreasing interest rate scenarios using the forward yield curve at March 31, 2023. In order to arrive at the base case, we extend our balance sheet at March 31, 2023 one year and reprice any assets and liabilities that would contractually reprice or mature during that period using the products’ pricing as of March 31, 2023. Based on such repricing, we calculate an estimated NII and NIM for each rate scenario.
The NII simulation model is dependent upon numerous assumptions. For example, almost half of our loans are variable rate (excluding hybrid loans), which are assumed to reprice in accordance with their contractual terms. Some loans and investment securities include the opportunity of prepayment (embedded options) and the simulation model uses prepayment assumptions to estimate these accelerated cash flows and reinvest these proceeds at current simulated yields. Our interest-bearing deposits reprice at our discretion and are assumed to reprice at a rate less than the change in market rates. The 12-month NII simulation model as of March 31, 2023 assumes interest-bearing deposits reprice at 52% and total deposits reprice at 39% of the change in market rates in a rising interest rate scenario, depending on the amount of the rate change (this is commonly referred to as the “deposit beta”). The effects of certain balance sheet attributes, such as fixed-rate loans, interest rate floors on variable-rate loans, and the volume of noninterest-bearing deposits as a percentage of earning assets, impact our assumptions and consequently the results of our NII simulation model. Additionally, we assume that all market interest rates have an interest rate floor of 0%. Changes that could vary significantly from our assumptions include loan and deposit growth or contraction, loan and deposit pricing, changes in the mix of earning assets or funding sources, and future asset/liability management decisions, all of which may have significant effects on our net interest income.
The following table presents forecasted net interest income and net interest margin for the next 12 months using the static balance sheet as of March 31, 2023 and forward yield curve as of March 31, 2023 (which presumes one interest rate cut over a twelve month horizon) as the base scenario, with immediate and sustained parallel upward and downward movements in interest rates of 100, 200, and 300 basis points as of the date indicated:
March 31, 2023 Static Balance Sheet	Forecasted Net Interest Income (Tax Equivalent)	Percentage Change From Base	Forecasted Net Interest Margin (Tax Equivalent)	Forecasted Net Interest Margin Change From Base
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$830.1	(11.9)%	1.96%	(0.26)%
Up 200 basis points	$863.5	(8.4)%	2.04%	(0.18)%
Up 100 basis points	$896.7	(4.8)%	2.12%	(0.10)%

March 31, 2023 Static Balance Sheet	Forecasted Net Interest Income (Tax Equivalent)	Percentage Change From Base	Forecasted Net Interest Margin (Tax Equivalent)	Forecasted Net Interest Margin Change From Base
	(Dollars in millions)
BASE CASE	$942.2	—	2.22%
Down 100 basis points	$993.7	5.5%	2.34%	0.12%
Down 200 basis points	$1,043.1	10.7%	2.46%	0.24%
Down 300 basis points	$1,092.1	15.9%	2.58%	0.36%
During the three months ended March 31, 2023, total base case year 1 tax equivalent NII decreased by $333.1 million or 26% to $942.2 million at March 31, 2023 compared to December 31, 2022, and the base case tax equivalent NIM decreased to 2.22% at March 31, 2023 from 3.21% at December 31, 2022. The decrease in year 1 NII and tax equivalent NIM compared to the December 31, 2022 forecasted NII and NIM was attributable to the change in the funding mix at March 31, 2023 compared to December 31, 2022, as the average balance of noninterest-bearing deposits decreased by $4.2 billion, the average balance of interest-bearing deposits decreased by $1.6 billion, and the average balance of borrowings increased by $10.0 billion. These funding mix changes resulted in a $541 million increase in forecasted interest expense. The interest expense increase was offset partially by a $208 million increase in interest income, due primarily to the $4.5 billion increase in interest-earning deposits in financial institutions. The change in the funding mix at March 31, 2023 from December 1, 2022 was in response to recent industry events. For further discussion on these recent industry events and their impact on the Company, see “Recent Events – Impact of Two Bank Closures” contained herein.
In addition to parallel interest rate shock scenarios, we also model various alternative rate vectors. The most favorable alternate rate vector that we model is the “Gradual Decrease” scenario, which applies a parallel ramped decrease to the yield curve over an 18 month horizon. In the “Gradual Decrease” scenario, Year 1 tax equivalent NII decreases by 4.2%. The most unfavorable alternate rate vector that we model is the “Gradual Increase” scenario, in which rates increase over an 18 month ramped horizon. In the “Gradual Increase” scenario, Year 1 tax equivalent NII decreases by 6.4%.
At March 31, 2023, we had $28.6 billion of total gross loans that included $12.2 billion or 43% with variable interest rate terms (excluding hybrid loans discussed below). Of the variable interest rate loans, $10.94 billion, or 90%, contained interest rate floor provisions, which included $10.90 billion of loans that were at or above their floors and only $39.2 million of loans below their floors.
At March 31, 2023, we also had $6.1 billion of variable-rate hybrid loans, representing 21% of total loans, which do not reprice immediately because the loans contain an initial fixed-rate period before they become variable. The cumulative amounts of hybrid loans that would switch from being fixed-rate to variable-rate because the initial fixed-rate term would expire were approximately $92.5 million, $447.0 million, and $1.1 billion in the next one, two, and three years.
LIBOR is expected to be phased out in 2023, as such the Company stopped originations of LIBOR-indexed loans effective December 31, 2021. The business processes impacted relate primarily to our variable-rate loans and our subordinated debt, both of which are indexed to LIBOR. For further information, see Item 7A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2022.
Market Value of Equity
We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities, and off-balance sheet items, defined as the market value of equity, using our MVE model. This simulation model assesses the changes in the market value of our interest-sensitive financial instruments that would occur in response to an instantaneous and sustained increase and decrease in market interest rates of 100, 200, and 300 basis points. This analysis assigns significant value to our noninterest-bearing deposit balances. The projections include various assumptions regarding cash flows and interest rates and are by their nature forward-looking and inherently uncertain.
The MVE model is an interest rate risk management tool and the results are not necessarily an indication of our actual future results. Actual results may vary significantly from the results suggested by the market value of equity table. Loan prepayments and deposit attrition, changes in the mix of our earning assets or funding sources, and future asset/liability management decisions, among others, may vary significantly from our assumptions. The base case is determined by applying various current market discount rates to the estimated cash flows from the different types of assets, liabilities, and off-balance sheet items existing at March 31, 2023.
The following table shows the projected change in the market value of equity for the rate scenarios presented as of the date indicated:
March 31, 2023	Projected Market Value of Equity	Dollar Change From Base	Percentage Change From Base	Percentage of Total Assets	Ratio of Projected Market Value to Book Value
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$5,225.8	$(728.7)	(12.2)%	11.8%	188.6%
Up 200 basis points	$5,492.8	$(461.7)	(7.8)%	12.4%	198.2%
Up 100 basis points	$5,734.3	$(220.3)	(3.7)%	12.9%	206.9%
BASE CASE(1)	$5,954.5	$—	—%	13.4%	214.9%
Down 100 basis points	$6,158.1	$203.6	3.4%	13.9%	222.2%
Down 200 basis points	$6,386.6	$432.1	7.3%	14.4%	230.4%
Down 300 basis points	$6,439.5	$485.0	8.1%	14.5%	232.3%
(1)
The base case of projected market value of equity is approximately 2.15 times the Company's total stockholders' equity as of March 31, 2023 and December 31, 2022. The MVE methodology and the application of the various assumptions as of March 31, 2023 are consistent with December 31, 2022.

During the three months ended March 31, 2023, total base case projected market value of equity decreased from December 31, 2022 by $2.5 billion to $6.0 billion at March 31, 2023. This decrease in base case projected MVE was due mostly to: (1) a $1.9 billion increase in the mark-to-market adjustment for total deposits, borrowings, and subordinated debt, offset partially by (2) a $456.2 million increase in the mark-to-market adjustment for loans and leases; (3) a $42.1 million decrease in the mark-to-market adjustment for investment securities held-to-maturity; and (4) a $1.18 billion decrease in the book value of stockholders' equity. The decrease in the book value of stockholders' equity was due mainly to a $1.20 billion net loss attributable primarily to a $1.38 billion goodwill impairment charge and $29.5 million of common stock cash dividends paid, offset partially by a $54.8 million decline in accumulated other comprehensive loss.
ITEM 4.	CONTROLS AND PROCEDURES
As of the end of the period covered by this report, an evaluation was carried out by the Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, these disclosure controls and procedures were effective.
There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS
The information set forth in Note 11. Commitments and Contingencies in the Notes to Condensed Consolidated Financial Statements (Unaudited) is incorporated herein by reference.
In addition, in the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon information currently available to us, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company’s financial statements or operations.
ITEM 1A.	RISK FACTORS
For information regarding factors that could affect the Company's results of operations, financial condition and liquidity, see the risk factors disclosed in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2022. See also “Forward-Looking Information” disclosed in Part I, Item 2 of this quarterly report on Form 10-Q and the updated Risk Factors below:
We are subject to liquidity risk, including changes in the levels and sources of liquidity as highlighted by the recent events in the banking industry, which have adversely affected, and could continue to adversely affect, our business, financial condition, and results of operations.
Effective liquidity management is essential for the operation of our business. Our primary source of liquidity is deposits from our customers, which may be impacted by market-related forces such as increased competition for these deposits and a variety of other factors. Deposits across the banking industry have been declining in recent quarters in large part due to the increased interest rate environment. Given the turmoil in the banking industry, we, like many other banks, experienced additional deposit outflows as customers spread deposits among several different banks to maximize their amount of FDIC insurance, moved deposits to banks deemed “too big to fail,” or removed deposits from the U.S. banking industry. Customers with uninsured deposits may be more likely to withdraw funds, particularly if there is negative news surrounding the Bank or perceived risks regarding its safety. Our ability to attract depositors during a time of actual or perceived distress or instability in the banking industry may be limited. In addition, these developments have negatively impacted customer confidence in the safety and soundness of regional banks, such as the Bank. If the Bank is unable to continue to fund assets through customer bank deposits or access funding sources on favorable terms, or if the Bank suffers an increase in borrowing costs or otherwise fails to manage liquidity effectively, the Bank’s prospects, liquidity, operating margins, financial condition and results of operations may be materially adversely affected.
Problems encountered by, or adverse news concerning, other financial institutions has adversely affected financial and capital markets generally as well as the Bank, and may continue to do so.
The soundness and stability of financial institutions are closely interrelated as a result of credit, trading, clearing, and other relationships between institutions. As a result, concerns about, or a default or threatened default by, or failure or threatened failure of, one or more institutions could lead to significant market-wide liquidity problems, losses or defaults by us or other institutions, or credit risk in the event of default of our counterparty or customer. Even rumors or adverse news developments concerning other financial institutions or the Bank may result in rapid deterioration in investor and customer confidence. This interconnectedness of financial institutions has been starkly evidenced by the recent events affecting the banking industry, as banks including the Bank have been impacted by concerns regarding the soundness or creditworthiness of other financial institutions, which has caused substantial and cascading disruption within the financial markets and increased expenses and has adversely impacted the market price and volatility of the Bank’s common stock.
In addition to the disruption of financial, credit and capital markets, and the increase volatility in our stock, the recent banking industry events may have other adverse impacts on the Bank. For example, these developments may result in increased regulatory requirements and scrutiny, increasing our costs and adversely affecting our profitability. In addition, the premiums of the FDIC’s deposit insurance program are expected to increase. Changes resulting from these events could include increased regulatory oversight, higher capital requirements or changes in the way regulatory capital is calculated, and impositions of additional restrictions through regulatory changes or supervisory or enforcement activities, and, as a result, our operating margins, financial condition and results of operations may be materially adversely affected.
We recently reduced our quarterly common stock dividend to $0.01 per share, and there can be no assurance regarding when or if we will increase our common stock dividend to prior levels.
Our stockholders are only entitled to receive such dividends as our Board may declare out of funds legally available for such payments. As a result of the recent events affecting the banking industry and their impact on the Bank, including, among other things, our goodwill impairment of $1.38 billion recorded due to the decline in our stock price as a result of recent market volatility, we have reduced our quarterly common stock dividend to $0.01 per share. There can be no assurances as to when or if we will increase our common stock dividend. In addition to stabilization in the banking industry and the return to normalization of our business, our ability to pay dividends will continue to be subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debt. Notification to the FRB is required prior to our declaring and paying a cash dividend during any period in which our quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Accordingly, the impact of the goodwill impairment charge on net earnings in the first quarter of 2023 will require us to receive approval from the FRB prior to declaring a dividend from March 31, 2023 through March 31, 2024. In addition, we may be restricted by applicable law or regulation or actions taken by our regulators, now or in the future, from paying dividends to our stockholders.
A further reduction in our credit ratings could adversely affect our access to capital and could increase our cost of funds.
The credit rating agencies regularly evaluate the Company and the Bank, and credit ratings are based on a number of factors, including our financial strength and ability to generate earnings, as well as factors not entirely within our control, including conditions affecting the financial services industry, the economy, and changes in rating methodologies. On April 14, 2023, a credit rating agency, Fitch, downgraded the Company’s and the Bank’s short-term and long-term issuer ratings and removed them from rating watch negative, and downgraded the Bank’s long-term rating. There can be no assurance that we will maintain our current credit ratings. A further downgrade of the credit ratings of the Company or the Bank could further adversely affect our access to liquidity and capital and could significantly increase our cost of funds, trigger additional collateral or funding requirements, and decrease the number of investors and counterparties willing to lend to us or purchase our securities, reducing our ability to generate earnings.
ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The following table presents stock purchases made during the first quarter of 2023:
Purchase Dates	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program(2)	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program(2)
	(Dollars in thousands, except per share amounts)
January 1 - January 31, 2023	79,968	$27.66	—	$100,000
February 1 - February 28, 2023	66,335	$27.75	—	$—
March 1 - March 31, 2023	—	$—	—	$—
Total	146,303	$27.70	—
(1)	Shares repurchased pursuant to net settlement by employees in satisfaction of income tax withholding obligations incurred through the vesting of Company stock awards.
(2)
On February 15, 2022, PacWest's Board authorized a new Stock Repurchase Program, effective March 1, 2022, to repurchase shares of its common stock for an aggregate purchase price not to exceed $100 million with a program maturity date of February 28, 2023. No shares were repurchased under the new Stock Repurchase Program prior to its maturity.

ITEM 6.	INDEX TO EXHIBITS
Exhibit Number	Description
10.1*	Form of Non-Employee Director Stock Award Agreement and Grant Notice pursuant to the Company's Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (Filed herewith).
31.1	Section 302 Certification of Chief Executive Officer (Filed herewith).
31.2	Section 302 Certification of Chief Financial Officer (Filed herewith).
32.1	Section 906 Certification of Chief Executive Officer (Filed herewith).
32.2	Section 906 Certification of Chief Financial Officer (Filed herewith).
101
Interactive data files pursuant to Rule 405 of Regulation S-T formatted in Inline XBRL: (i) the Condensed Consolidated Balance Sheets as of March 31, 2023 and December 31, 2022, (ii) the Condensed Consolidated Statements of Earnings for the three months ended March 31, 2023 and 2022, (iii) the Condensed Consolidated Statements of Comprehensive Income (Loss) for the three months ended March 31, 2023 and 2022, (iv) the Condensed Consolidated Statement of Changes in Stockholders’ Equity for the three months ended March 31, 2023 and 2022, (v) the Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2023 and 2022, and (vi) the Notes to Condensed Consolidated Financial Statements. (Pursuant to Rule 406T of Regulation S-T, this information is deemed furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.) (Filed herewith).

104	Cover page of PacWest Bancorp’s Quarterly Report on Form 10-Q formatted as Inline XBRL and contained in Exhibit 101.
*
Instruments defining the rights of long-term debt holders have been omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Company will furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PACWEST BANCORP

Date: May 10, 2023	/s/ Kevin L. Thompson
Kevin L. Thompson
Executive Vice President, Chief Financial Officer (Principal Financial Officer)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 10-Q
☑	QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the quarterly period ended June 30, 2023
Commission File No. 001-36408
PACWEST BANCORP
(Exact name of registrant as specified in its charter)
Delaware	33-0885320
(State of Incorporation)	(I.R.S. Employer Identification No.)
9701 Wilshire Blvd., Suite 700
Beverly Hills, CA 90212
(Address of Principal Executive Offices, Including Zip Code)

(310) 887-8500
(Registrant's Telephone Number, Including Area Code)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC
Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No  ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☑	Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer
☐	Smaller reporting company	☐	Emerging growth company
☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  ☐ No ☑
As of July 27, 2023, there were 118,542,777 shares of the registrant's common stock outstanding, excluding 1,468,533 shares of unvested restricted stock.

PACWEST BANCORP
JUNE 30, 2023 QUARTERLY REPORT ON FORM 10-Q

PART I
Glossary of Acronyms, Abbreviations, and Terms
The acronyms, abbreviations, and terms listed below are used in various sections of this Form 10-Q, including “Item 1. Financial Statements” and “Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.”
ACL	Allowance for Credit Losses	GDP	Gross Domestic Product
AFS	Available-for-Sale	HFS	Held for Sale
AFX	American Financial Exchange	HOA Business	Homeowners Association Services Division of MUFG Union Bank, N.A. (a business acquired on October 8, 2021)
ALLL	Allowance for Loan and Lease Losses	HTM	Held-to-Maturity
ALM	Asset Liability Management	ICS	IntraFi Cash Service
ASC	Accounting Standards Codification	IPO	Initial Public Offering
ASU	Accounting Standards Update	IRR	Interest Rate Risk
Basel III	A comprehensive capital framework and rules for U.S. banking organizations approved by the FRB and the FDIC in 2013	LIBOR	London Inter-bank Offered Rate
BHCA	Bank Holding Company Act of 1956, as amended	LIHTC	Low Income Housing Tax Credit
BOLI	Bank Owned Life Insurance	LOCOM	Lower of Cost or Market
CARES Act	Coronavirus Aid, Relief, and Economic Security Act	MBS	Mortgage-Backed Securities
CDARS	Certificate of Deposit Account Registry Service	MVE	Market Value of Equity
CDI	Core Deposit Intangible Assets	NAV	Net Asset Value
CECL	Current Expected Credit Loss	NII	Net Interest Income
CET1	Common Equity Tier 1	NIM	Net Interest Margin
Civic	Civic Financial Services, LLC (a company acquired on February 1, 2021)	NSF	Non-Sufficient Funds
CMBS	Commercial Mortgage-Backed Securities	OREO	Other Real Estate Owned
CMOs	Collateralized Mortgage Obligations	PPP	Paycheck Protection Program
COVID-19	Coronavirus Disease	PRSUs	Performance-Based Restricted Stock Units
CPI	Consumer Price Index	PWAM	Pacific Western Asset Management Inc.
CRA	Community Reinvestment Act	ROU	Right-of-use
CRE	Commercial Real Estate	S&P	Standard & Poor's
CRI	Customer Relationship Intangible Assets	SBA	Small Business Administration
DFPI	California Department of Financial Protection and Innovation	SBIC	Small Business Investment Company
DTAs	Deferred Tax Assets	SEC	Securities and Exchange Commission
Dodd-Frank Act	Dodd-Frank Wall Street Reform and Consumer Protection Act	SOFR	Secured Overnight Financing Rate
Efficiency Ratio
Noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) divided by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain/loss on sale of securities and gain/loss on sales of assets other than loans and leases)
		Tax Equivalent Net Interest Income	Net interest income reflecting adjustments related to tax-exempt interest on certain loans and investment securities

FASB	Financial Accounting Standards Board	Tax Equivalent NIM	NIM reflecting adjustments related to tax-exempt interest on certain loans and investment securities
FDIC	Federal Deposit Insurance Corporation	TDRs	Troubled Debt Restructurings
FHLB	Federal Home Loan Bank of San Francisco	TRSAs	Time-Based Restricted Stock Awards
FRB	Board of Governors of the Federal Reserve System	U.S. GAAP	U.S. Generally Accepted Accounting Principles
FRBSF	Federal Reserve Bank of San Francisco	VIE	Variable Interest Entity

ITEM 1.	CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
	June 30, 2023	December 31, 2022
	(Unaudited)
	(Dollars in thousands, except par value amounts)
ASSETS:
Cash and due from banks	$208,300	$212,273
Interest-earning deposits in financial institutions	6,489,847	2,027,949
Total cash, cash equivalents, and restricted cash	6,698,147	2,240,222
Securities available-for-sale, at fair value (amortized cost of $5,515,823 and $5,654,617, respectively)	4,708,519	4,843,487
Securities held-to-maturity, at amortized cost, net of allowance for credit losses (fair value of $2,120,812 and $2,110,472, respectively)	2,278,202	2,269,135
Federal Home Loan Bank stock, at cost	17,250	34,290
Total investment securities	7,003,971	7,146,912
Loans held for sale	478,146	65,076
Gross loans and leases held for investment	22,311,292	28,726,016
Deferred fees, net	(53,082)	(116,887)
Allowance for loan and lease losses	(219,234)	(200,732)
Total loans and leases held for investment, net	22,038,976	28,408,397
Equipment leased to others under operating leases	380,022	404,245
Premises and equipment, net	57,078	54,315
Foreclosed assets, net	8,426	5,022
Goodwill	—	1,376,736
Core deposit and customer relationship intangibles, net	26,581	31,381
Deferred tax asset, net	426,304	281,848
Other assets	1,219,599	1,214,782
Total assets	$38,337,250	$41,228,936
LIABILITIES:
Noninterest-bearing deposits	$6,055,358	$11,212,357
Interest-bearing deposits	21,841,725	22,723,977
Total deposits	27,897,083	33,936,334
Borrowings (including $123,065 at fair value)	6,357,338	1,764,030
Subordinated debt	870,378	867,087
Accrued interest payable and other liabilities	679,256	710,954
Total liabilities	35,804,055	37,278,405
Commitments and contingencies
STOCKHOLDERS' EQUITY:
Preferred stock ($0.01 par value; 5,000,000 shares authorized; 513,250 Series A shares, $1,000 per share liquidation preference, issued and outstanding at June 30, 2023 and December 31, 2022)	498,516	498,516
Common stock ($0.01 par value, 200,000,000 shares authorized at June 30, 2023 and December 31, 2022; 123,251,507 and 123,000,557 shares issued, respectively, includes 1,626,235 and 2,405,878 shares of unvested restricted stock, respectively)	1,233	1,230
Additional paid-in capital	2,911,268	2,927,903
Retained earnings	7,892	1,420,624
Treasury stock, at cost (3,082,495 and 2,778,500 shares at June 30, 2023 and December 31, 2022)	(111,911)	(106,839)
Accumulated other comprehensive (loss) income, net	(773,803)	(790,903)
Total stockholders' equity	2,533,195	3,950,531
Total liabilities and stockholders' equity	$38,337,250	$41,228,936
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)
	(In thousands, except per share amounts)
Interest income:
Loans and leases	$408,972	$293,286	$839,657	$561,045
Investment securities	44,153	52,902	88,390	106,324
Deposits in financial institutions	86,763	4,330	129,629	6,053
Total interest income	539,888	350,518	1,057,676	673,422
Interest expense:
Deposits	178,789	15,362	334,681	21,570
Borrowings	160,914	2,441	230,036	2,602
Subordinated debt	14,109	8,790	27,611	16,608
Total interest expense	353,812	26,593	592,328	40,780
Net interest income	186,076	323,925	465,348	632,642
Provision for credit losses	2,000	11,500	5,000	11,500
Net interest income after provision for credit losses	184,076	312,425	460,348	621,142
Noninterest income:
Leased equipment income	22,387	12,335	36,244	25,429
Other commissions and fees	11,241	10,813	21,585	22,393
Service charges on deposit accounts	4,315	3,634	7,888	7,205
(Loss) gain on sale of loans and leases	(158,881)	12	(155,919)	72
Loss on sale of securities	—	(1,209)	—	(1,105)
Dividends and gains (losses) on equity investments	2,658	4,097	3,756	(7,278)
Warrant (loss) income	(124)	1,615	(457)	2,244
LOCOM HFS adjustment	(11,943)	—	(11,943)	—
Other income	2,265	3,049	7,155	6,204
Total noninterest (loss) income	(128,082)	34,346	(91,691)	55,164
Noninterest expense:
Compensation	82,881	102,542	171,357	194,782
Customer related expense	27,302	11,748	51,307	24,403
Insurance and assessments	25,635	5,632	37,352	11,122
Occupancy	15,383	15,268	30,450	30,468
Data processing	10,963	9,258	21,901	18,887
Other professional services	9,973	6,726	16,046	12,680
Leased equipment depreciation	9,088	8,934	18,463	18,123
Loan expense	5,245	7,037	11,769	12,194
Intangible asset amortization	2,389	3,649	4,800	7,298
Foreclosed assets expense (income), net	2	(28)	365	(3,381)
Acquisition, integration and reorganization costs	12,394	—	20,908	—
Goodwill impairment	—	—	1,376,736	—
Other expense	119,182	12,879	131,986	24,495
Total noninterest expense	320,437	183,645	1,893,440	351,071
(Loss) earnings before income taxes	(264,443)	163,126	(1,524,783)	325,235
Income tax (benefit) expense	(67,029)	40,766	(131,945)	82,747
Net (loss) earnings	(197,414)	122,360	(1,392,838)	242,488
Preferred stock dividends	9,947	—	19,894	—
Net (loss) earnings available to common stockholders	$(207,361)	$122,360	$(1,412,732)	$242,488

(Loss) earnings per common share:
Basic	$(1.75)	$1.02	$(11.96)	$2.03
Diluted	$(1.75)	$1.02	$(11.96)	$2.03
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Unaudited)
	(In thousands)
Net (loss) earnings	$(197,414)	$122,360	$(1,392,838)	$242,488
Other comprehensive (loss) income, net of tax:
Unrealized net holding (losses) gains on securities available-for-sale arising during the period	(64,145)	(72,572)	3,826	(682,398)
Income tax benefit (expense) related to net unrealized holding gains (losses) arising during the period	17,768	19,928	(1,060)	187,386
Unrealized net holding (losses) gains on securities available-for-sale, net of tax	(46,377)	(52,644)	2,766	(495,012)
Reclassification adjustment for net losses included in net earnings(1)	—	1,209	—	1,105
Income tax benefit related to reclassification adjustment	—	(332)	—	(303)
Reclassification adjustment for net losses included in net earnings, net of tax	—	877	—	802
Unrealized net loss on securities transferred from available-for-sale to held-to-maturity	—	(218,326)	—	(218,326)
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	7,877	2,507	15,761	2,507
Income tax benefit related to amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity	(2,182)	(689)	(4,366)	(689)
Amortization of unrealized net loss on securities transferred from available-for-sale to held-to-maturity, net of tax	5,695	1,818	11,395	1,818
Change in fair value of credit-linked notes	4,057	—	4,057	—
Income tax expense related to change in fair value of credit-linked notes	(1,118)	—	(1,118)	—
Change in fair value of credit-linked notes, net of tax	2,939	—	2,939	—
Other comprehensive (loss) income, net of tax	(37,743)	(268,275)	17,100	(710,718)
Comprehensive loss	$(235,157)	$(145,915)	$(1,375,738)	$(468,230)
(1)	Entire amounts are recognized in “Gain (loss) on sale of securities” on the Condensed Consolidated Statements of Earnings.
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
	Six Months Ended June 30, 2023
	Preferred Stock(1)	Common Stock			Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
		Shares	Par Value	Additional Paid-in Capital
	(Unaudited)
	(In thousands, except per share amount)
Balance, December 31, 2022	$498,516	120,222,057	$1,230	$2,927,903	$1,420,624	$(106,839)	$(790,903)	$3,950,531
Net loss	—	—	—	—	(1,195,424)	—	—	(1,195,424)
Other comprehensive income, net of tax	—	—	—	—	—	—	54,843	54,843
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	168,460	2	4,981	—	—	—	4,983
Restricted stock surrendered	—	(146,303)	—	—	—	(4,053)	—	(4,053)
Cash dividends paid:
Preferred stock, $0.48/share	—	—	—	—	(9,947)	—	—	(9,947)
Common stock, $0.25/share	—	—	—	(29,456)	—	—	—	(29,456)
Balance, March 31, 2023	$498,516	120,244,214	$1,232	$2,903,428	$215,253	$(110,892)	$(736,060)	$2,771,477
Net loss	—	—	—	—	(197,414)	—	—	(197,414)
Other comprehensive loss, net of tax	—	—	—	—	—	—	(37,743)	(37,743)
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	82,490	1	8,933	—	—	—	8,934
Restricted stock surrendered	—	(157,692)	—	—	—	(1,019)	—	(1,019)
Cash dividends paid:
Preferred stock, $0.48/share	—	—	—	—	(9,947)	—	—	(9,947)
Common stock, $0.01/share	—	—	—	(1,093)	—	—	—	(1,093)
Balance, June 30, 2023	$498,516	120,169,012	$1,233	$2,911,268	$7,892	$(111,911)	$(773,803)	$2,533,195
(1)	There were 513,250 shares of Series A preferred stock issued during the 2nd quarter of 2022 that remained outstanding at June 30, 2023.
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
	Six Months Ended June 30, 2022
	Preferred Stock	Common Stock			Retained Earnings	Treasury Stock	Accumulated Other Comprehensive (Loss) Income	Total
		Shares	Par Value	Additional Paid-in Capital
	(Unaudited)
	(In thousands, except per share amount)
Balance, December 31, 2021	$—	119,584,854	$1,221	$3,013,399	$1,016,350	$(97,308)	$65,968	$3,999,630
Net earnings	—	—	—	—	120,128	—	—	120,128
Other comprehensive loss, net of tax	—	—	—	—	—	—	(442,443)	(442,443)
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	109,466	1	7,556	—	—	—	7,557
Restricted stock surrendered	—	(92,554)	—	—	—	(4,481)	—	(4,481)
Cash dividends paid:
Common stock, $0.25/share	—	—	—	(29,796)	—	—	—	(29,796)
Balance, March 31, 2022	$—	119,601,766	$1,222	$2,991,159	$1,136,478	$(101,789)	$(376,475)	$3,650,595
Net earnings	—	—	—	122,360	—	—	122,360
Other comprehensive loss, net of tax	—	—	—	—	—	—	(268,275)	(268,275)
Issuance of preferred stock, net of offering costs	498,516	—	—	—	—	—	—	498,516
Restricted stock awarded and earned stock compensation, net of shares forfeited	—	822,258	8	9,690	—	—	—	9,698
Restricted stock surrendered	—	(136,000)	—	—	—	(4,289)	—	(4,289)
Cash dividends paid:
Common stock, $0.25/share	—	—	—	(30,202)	—	—	—	(30,202)
Balance, June 30, 2022	$498,516	120,288,024	$1,230	$2,970,647	$1,258,838	$(106,078)	$(644,750)	$3,978,403
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	Six Months Ended June 30,
	2023	2022
	(Unaudited)
	(In thousands)
Cash flows from operating activities:
Net (loss) earnings	$(1,392,838)	$242,488
Adjustments to reconcile net (loss) earnings to net cash provided by operating activities:
Goodwill impairment	1,376,736	—
Depreciation and amortization	27,622	26,946
Amortization of net premiums on investment securities	19,281	29,742
Amortization of intangible assets	4,800	7,298
Amortization of operating lease ROU assets	14,580	15,100
Provision for credit losses	5,000	11,500
Gain on sale of foreclosed assets	(210)	(3,170)
Provision for losses on foreclosed assets	685	—
Loss (gain) on sale of loans and leases	155,919	(72)
Gain on sale of premises and equipment	(5)	(5)
Loss on sale of securities	—	1,105
Gain on BOLI death benefit	(416)	—
Unrealized gain on derivatives, foreign currencies, and credit-linked notes, net	(1,682)	(1,330)
LOCOM HFS adjustment	11,943	—
Earned stock compensation	13,917	17,255
Acquisition, integration, and reorganization costs	70	—
Increase in other assets	(181,990)	(24,626)
Increase (decrease) in accrued interest payable and other liabilities	30,548	(50,662)
Net cash provided by operating activities	83,960	271,569

Cash flows from investing activities:
Net decrease (increase) in loans and leases	437,585	(3,600,769)
Proceeds from sales of loans and leases	5,283,557	41,089
Proceeds from maturities and paydowns of securities available-for-sale	131,475	417,760
Proceeds from sales of securities available-for-sale	—	598,415
Purchases of securities available-for-sale	(5,836)	(374,921)
Proceeds from maturities and paydowns of securities held-to-maturity	568	82
Net redemptions (purchases) of Federal Home Loan Bank stock	17,040	(15,960)
Proceeds from sales of foreclosed assets	5,346	16,317
Purchases of premises and equipment, net	(9,245)	(10,423)
Proceeds from sales of premises and equipment	13	9
Proceeds from BOLI death benefit	3,567	555
Net decrease (increase) in equipment leased to others under operating leases	5,770	(3,196)
Net cash provided by (used in) investing activities	5,869,840	(2,931,042)

See Notes to Condensed Consolidated Financial Statements.

	Six Months Ended June 30,
	2023	2022
	(Unaudited)
	(In thousands)
Cash flows from financing activities:
Net decrease in noninterest-bearing deposits	(5,156,999)	(1,205,104)
Net (decrease) increase in interest-bearing deposits	(882,252)	175,499
Net increase in borrowings	4,598,891	1,592,000
Net proceeds from preferred stock offering	—	498,516
Restricted stock surrendered	(5,072)	(8,770)
Preferred stock dividends paid	(19,894)	—
Common stock dividends paid	(30,549)	(59,998)
Net cash (used in) provided by financing activities	(1,495,875)	992,143
Net increase (decrease) in cash, cash equivalents, and restricted cash	4,457,925	(1,667,330)
Cash, cash equivalents, and restricted cash, beginning of period	2,240,222	4,057,234
Cash, cash equivalents, and restricted cash, end of period	$6,698,147	$2,389,904
Supplemental disclosures of cash flow information:
Cash paid for interest	$467,830	$38,596
Cash paid for income taxes	1,143	76,037
Loans transferred to foreclosed assets	9,225	304
Transfers from loans held for investment to loans held for sale	3,076,427	—
Transfers to loans held for investment from loans held for sale	370,375	—
Transfer of securities available-for-sale to held-to-maturity	—	2,260,407
See Notes to Condensed Consolidated Financial Statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 1. ORGANIZATION
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
We generate our revenue primarily from interest received on loans and leases and, to a lesser extent, from interest received on investment securities, and fees received in connection with deposit services, extending credit and other services offered, including treasury management and investment management services. Our major operating expenses are interest paid by the Bank on deposits and borrowings, compensation, occupancy, and general operating expenses.
Significant Accounting Policies
Our accounting policies are described in Note 1. Nature of Operations and Summary of Significant Accounting Policies, of our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2022 as filed with the Securities and Exchange Commission (“Form 10-K”). Updates to our significant accounting policies described below reflect the impact of the adoption of ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures (“ASU 2022-02”),” specifically the amendment to troubled debt restructurings, and organizational changes which resulted in changes to our reportable operating segments.
Loan Modifications to Borrowers Experiencing Financial Difficulty
Loan modifications made to borrowers experiencing financial difficulty constitute modifications of receivables in the form of principal forgiveness, an interest rate reduction, an other than-insignificant payment delay, or a term extension. ASU 2022-02 eliminated the concept of troubled debt restructurings and introduced broader modification reporting requirements. Previously, troubled debt restructurings included any type of modification that included a below market concession which was granted both to a borrower in financial difficulty and as a result of financial difficulty. Loan modifications made to borrowers experiencing financial difficulty no longer consider whether a market concession has been granted, as was required with troubled debt restructurings, but rather includes as modifications within the four listed reportable modification types to a borrower deemed to be experiencing financial difficulty. An assessment of whether a borrower is experiencing financial difficulty is made on the date of the modification. Loans reported in this classification have a rating of substandard or worse, and may include both accruing and nonaccruing loans. Loans are assessed to determine whether the modification constitutes a new loan or a continuation of the existing loan. Depending on the terms of the modification and nature of the borrower, this may result in a downgrade or placing a loan on nonaccrual status, which in turn would impact the loan's classification within the ALLL. Because the effect of most modifications made to borrowers experiencing financial difficulty is already included in the allowance for credit losses because of the measurement methodologies used to estimate the allowance, a change to the allowance for credit losses is generally not recorded upon modification.
Business Segments
We regularly assess our strategic plans, operations, reporting structures and financial information provided to management to identify our reportable segments. Civic, a lending subsidiary we acquired in February 2021, has historically been identified as an operating segment. In the fourth quarter of 2022, Civic met a quantitative

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
threshold which required it to be disclosed as a reportable operating segment. Therefore, we had two reportable operating segments as of December 31, 2022: Commercial Banking and Civic, and a third segment, Other, which was used for inter-segment eliminations. In the first quarter of 2023, we began a restructuring of Civic which included removing most of Civic's top management and transferring day-to-day management of most of Civic's operating functions to managers at the Bank. Due to the restructuring of Civic, discrete financial information is no longer prepared. Our management reporting captures the direct expenses of Civic, however, none of the expenses now being incurred to manage Civic are being directly charged or allocated to Civic. Therefore, it is no longer feasible to produce meaningful, separate full financial statements, and thus, discrete financial information for Civic is no longer prepared or distributed to our chief operating decision maker. Thus, Civic no longer meets the criteria to be considered a reportable operating segment as of March 31, 2023. We sold the Civic business in the second quarter of 2023, and we are retaining and servicing the Civic loans on our balance sheet. At June 30, 2023 and March 31, 2023, we operated as one reportable segment - Commercial Banking.
Accounting Standards Adopted in 2023
Effective January 1, 2023, we completed the adoption of ASU 2022-02, “Financial Instruments – Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures,” by eliminating the accounting guidance for TDRs by creditors, in ASC 310-40, “Receivables – Troubled Debt Restructurings by Creditors,” while enhancing disclosure requirements for restructurings involving borrowers that are experiencing financial difficulty. The Company updated its disclosures in Note 4. Loans and Leases to present information regarding loan modifications to borrowers experiencing financial difficulty. There was no transition adjustment recorded to retained earnings upon adoption. The adoption of this amendment did not have a material impact on the Company’s condensed consolidated financial statements.
Basis of Presentation
Our interim condensed consolidated financial statements are prepared in accordance with U.S. GAAP for interim financial information and pursuant to the requirements for reporting on Form 10-Q and Article 10 of Regulation S-X of the Securities Exchange Act of 1934. Accordingly, certain disclosures accompanying annual consolidated financial statements are omitted. In the opinion of management, all significant intercompany accounts and transactions have been eliminated and adjustments, consisting solely of normal recurring accruals and considered necessary for the fair presentation of financial statements for the interim periods, have been included. The current period's results of operations are not necessarily indicative of the results that ultimately may be achieved for the year. The interim condensed consolidated financial statements and notes thereto should be read in conjunction with the audited consolidated financial statements and notes thereto included in our Form 10-K.
Use of Estimates
We have made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period to prepare these condensed consolidated financial statements in conformity with U.S. GAAP. Actual results could differ from those estimates. Material estimates subject to change in the near term include, among other items, the allowance for credit losses (the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments), the carrying value of intangible assets, the fair value of loans held for sale, and the realization of deferred tax assets. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.
Reclassifications
Certain prior period amounts have been reclassified to conform to the current period's presentation format. In our loan and allowance tables, we realigned certain of our loan portfolio classes and subclasses to better reflect and report our lending. We made the following changes: (1) moved the “Multi-family” loan subclass from the residential real estate mortgage class into its own loan class; (2) moved the “Construction - renovation” loan

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
subclass from the residential real estate construction and land loan class to the residential real estate mortgage class and renamed it “Residential renovation;” and (3) renamed the residential real estate mortgage loan class as “Other residential.” All of the loan and allowance tables, both current period and prior periods, reflect these changes and realignment.
Risks and Uncertainties
The recent bank failures involving three prominent regional banks resulted in significant market volatility among publicly traded bank holding companies, and, in particular, regional banks like PacWest. These bank failures, and the resulting customer fear of additional bank failures, increased the following risks and uncertainties regarding our business: (i) the loss of customer deposits which, in turn, put pressure on our liquidity position, (ii) the decrease in our net interest margin resulting from replacing lower-cost customer deposits with higher-cost brokered deposits and borrowings, (iii) the downgrading of our credit rating by third-party rating agencies which may result in increased borrowing costs and/or trigger additional collateral or funding requirements, and (iv) the potential for operating costs to increase due to higher FDIC assessments and other costs necessary to respond to increased regulatory requirements.
To respond to these increased risks and uncertainties, we have taken the following actions to mitigate these risks: (a) we pledged additional assets as collateral for borrowings to increase our liquidity position for potential deposit outflows, (b) we increased the number of customers enrolled in reciprocal deposit programs that increases the amount of FDIC insurance coverage on their account(s) to help retain these customers, (c) we are offering competitive promotional rates on our deposit products to attract new customer deposits, (d) we completed strategic asset sales in the second quarter of 2023 to improve our liquidity position and capital ratios, and (e) in the second quarter of 2023, we reduced our common dividend from $0.25 to $0.01 to improve our liquidity position and capital ratios.
At the end of the second quarter, with the sale of non-core loan portfolios completed, we believe that we have addressed the liquidity risk present at the end of the first quarter and have improved our capital ratios. Our net interest margin and overall profitability will be reduced by the loan sales, and continues to be affected by elevated levels of higher-cost brokered deposits and borrowings. Our current priorities are to increase customer deposits to replace brokered deposits and borrowings and to reduce operating expenses. If we are not successful, our level of earnings will be lower than historical periods.
Following the end of the second quarter, on July 25, 2023, PacWest entered into a definitive merger agreement and plan of merger with Banc of California, Inc. For additional information, see Note 18. Subsequent Events.
NOTE 2. RESTRICTED CASH
The FRBSF establishes cash reserve requirements that its member banks must maintain based on a percentage of deposit liabilities. There were no reserves required to be held at the FRBSF for the six months ended June 30, 2023. As of June 30, 2023 and December 31, 2022, we pledged cash collateral for our derivative contracts of $3.5 million and $2.7 million. We have cash which is restricted based on the terms of some of our borrowing agreements that totaled $148.3 million at June 30, 2023 and $131.5 million at December 31, 2022. Starting in the second quarter of 2023, we instituted a policy to require cash to secure the standby letters of credit that we have issued on behalf of our customers. At June 30, 2023, the balance of such restricted cash totaled $55.3 million.
NOTE 3. INVESTMENT SECURITIES
Transfer of Securities Available-for-Sale to Held-to Maturity
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. At the time of transfer, $218.3 million of unrealized losses, net of tax, was retained in “Accumulated other comprehensive income (loss)” on the condensed consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Securities Available-for-Sale
The following table presents amortized cost, gross unrealized gains and losses, and fair values of securities available-for-sale as of the dates indicated:
	June 30, 2023				December 31, 2022
Security Type	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Agency residential MBS	$2,592,344	$—	$(423,731)	$2,168,613	$2,685,038	$—	$(442,996)	$2,242,042
U.S. Treasury securities	771,226	2	(98,145)	673,083	771,145	—	(101,075)	670,070
Agency commercial MBS	540,449	—	(60,492)	479,957	549,492	—	(61,886)	487,606
Agency residential CMOs	500,101	—	(60,874)	439,227	517,174	—	(60,111)	457,063
Municipal securities	395,200	—	(52,411)	342,789	399,724	—	(60,398)	339,326
Corporate debt securities	344,730	—	(64,217)	280,513	344,767	6	(32,868)	311,905
Private label residential CMOs	198,992	—	(39,485)	159,507	207,123	—	(40,399)	166,724
Collateralized loan obligations	109,168	—	(4,345)	104,823	109,159	—	(6,898)	102,261
Private label commercial MBS	25,137	—	(1,937)	23,200	28,903	—	(2,076)	26,827
Asset-backed securities	22,116	—	(391)	21,725	23,568	—	(1,155)	22,413
SBA securities	16,360	—	(1,278)	15,082	18,524	—	(1,274)	17,250
Total	$5,515,823	$2	$(807,306)	$4,708,519	$5,654,617	$6	$(811,136)	$4,843,487
As of June 30, 2023, the Company had not recorded an allowance for credit losses on securities available-for-sale. The Company does not consider unrealized losses on such securities to be attributable to credit-related factors, as the unrealized losses have occurred as a result of changes in non-credit related factors such as interest rates, market spreads, and market conditions subsequent to purchase.
As of June 30, 2023, securities available-for-sale with a fair value of $4.4 billion were pledged as collateral primarily for the Bank Term Funding Program borrowings, the FRB secured line of credit, and public deposits.
Realized Gains and Losses on Securities Available-for-Sale
The following table presents the amortized cost of securities sold with related gross realized gains, gross realized losses, and net realized (losses) gains for the years indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Sales of Securities Available-for-Sale	2023	2022	2023	2022
	(In thousands)
Amortized cost of securities sold	$—	$393,432	$—	$599,520

Gross realized gains	$—	$1,544	$—	$2,734
Gross realized losses	—	(2,753)	—	(3,839)
Net realized gains (losses)	$—	$(1,209)	$—	$(1,105)

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Unrealized Losses on Securities Available-for-Sale
The following tables present the gross unrealized losses and fair values of securities available-for-sale that were in unrealized loss positions as of the dates indicated:
	June 30, 2023
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$6,358	$(400)	$2,162,255	$(423,331)	$2,168,613	$(423,731)
U.S. Treasury securities	—	—	668,123	(98,145)	668,123	(98,145)
Agency commercial MBS	—	—	479,957	(60,492)	479,957	(60,492)
Agency residential CMOs	701	(31)	438,527	(60,843)	439,228	(60,874)
Municipal securities	1,162	(87)	341,627	(52,324)	342,789	(52,411)
Corporate debt securities	13,997	(1,003)	266,516	(63,214)	280,513	(64,217)
Private label residential CMOs	—	—	159,507	(39,485)	159,507	(39,485)
Collateralized loan obligations	—	—	104,823	(4,345)	104,823	(4,345)
Private label commercial MBS	—	—	23,200	(1,937)	23,200	(1,937)
Asset-backed securities	—	—	21,725	(391)	21,725	(391)
SBA securities	—	—	15,082	(1,278)	15,082	(1,278)
Total	$22,218	$(1,521)	$4,681,342	$(805,785)	$4,703,560	$(807,306)
	December 31, 2022
	Less Than 12 Months		12 Months or More		Total
Security Type	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(In thousands)
Agency residential MBS	$52,556	$(6,193)	$2,189,485	$(436,803)	$2,242,041	$(442,996)
U.S. Treasury securities	4,972	(26)	665,098	(101,049)	670,070	(101,075)
Agency commercial MBS	316,892	(31,139)	170,714	(30,747)	487,606	(61,886)
Agency residential CMOs	245,755	(22,748)	211,309	(37,363)	457,064	(60,111)
Municipal securities	37,380	(3,129)	298,266	(57,269)	335,646	(60,398)
Corporate debt securities	302,643	(32,124)	4,256	(744)	306,899	(32,868)
Private label residential CMOs	19,261	(1,294)	147,464	(39,105)	166,725	(40,399)
Collateralized loan obligations	27,704	(1,818)	74,558	(5,080)	102,262	(6,898)
Private label commercial MBS	10,204	(508)	16,623	(1,568)	26,827	(2,076)
Asset-backed securities	22,413	(1,155)	—	—	22,413	(1,155)
SBA securities	17,250	(1,274)	—	—	17,250	(1,274)
Total	$1,057,030	$(101,408)	$3,777,773	$(709,728)	$4,834,803	$(811,136)
The securities that were in an unrealized loss position at June 30, 2023, were considered impaired and required further review to determine if the unrealized losses were credit-related. We concluded the unrealized losses were a result of the level of market interest rates relative to the types of securities and pricing changes caused by shifting supply and demand dynamics and not a result of downgraded credit ratings or other indicators of deterioration of the underlying issuers' ability to repay. We also considered the seniority of the tranches and U.S. government agency guarantees, if any, to assess whether an unrealized loss was credit-related. Accordingly, we determined the unrealized losses were not credit-related and recognized the unrealized losses in “Accumulated other comprehensive (loss) income” of “Stockholders' equity” on the condensed consolidated

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
balance sheets. Although we periodically sell securities for portfolio management purposes, we do not foresee having to sell any impaired securities and believe that it is more likely than not we would not be required to sell any impaired securities before recovery of their amortized cost.
Contractual Maturities of Securities Available-for-Sale
The following table presents the contractual maturities of our securities available-for-sale portfolio based on amortized cost and carrying value as of the date indicated:
	June 30, 2023
Security Type	Due Within One Year	Due After\ One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Agency residential MBS	$—	$—	$—	$2,592,344	$2,592,344
U.S. Treasury securities	4,958	666,576	99,692	—	771,226
Agency commercial MBS	—	202,143	320,570	17,736	540,449
Agency residential CMOs	—	—	172,382	327,719	500,101
Municipal securities	—	65,454	307,486	22,260	395,200
Corporate debt securities	—	5,000	339,730	—	344,730
Private label residential CMOs	—	—	—	198,992	198,992
Collateralized loan obligations	—	—	70,330	38,838	109,168
Private label commercial MBS	—	—	—	25,137	25,137
Asset-backed securities	—	—	—	22,116	22,116
SBA securities	—	3,408	—	12,952	16,360
Total	$4,958	$942,581	$1,310,190	$3,258,094	$5,515,823

Fair Value:
Agency residential MBS	$—	$—	$—	$2,168,613	$2,168,613
U.S. Treasury securities	4,959	582,194	85,930	—	673,083
Agency commercial MBS	—	185,585	277,605	16,767	479,957
Agency residential CMOs	—	—	149,975	289,252	439,227
Municipal securities	—	58,119	264,120	20,550	342,789
Corporate debt securities	—	4,725	275,788	—	280,513
Private label residential CMOs	—	—	—	159,507	159,507
Collateralized loan obligations	—	—	67,716	37,107	104,823
Private label commercial MBS	—	—	—	23,200	23,200
Asset-backed securities	—	—	—	21,725	21,725
SBA securities	—	3,168	—	11,914	15,082
Total	$4,959	$833,791	$1,121,134	$2,748,635	$4,708,519
CMBS, CMOs, and MBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Securities Held-to-Maturity
The following table presents amortized cost, allowance for credit losses, gross unrealized gains and losses, and fair values of securities held-to-maturity as of the date indicated:
	June 30, 2023
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Municipal securities	$1,245,462	$(140)	$1,245,322	$173	$(53,811)	$1,191,684
Agency commercial MBS	430,578	—	430,578	—	(35,178)	395,400
Private label commercial MBS	348,123	—	348,123	—	(34,612)	313,511
U.S. Treasury securities	185,581	—	185,581	—	(12,987)	172,594
Corporate debt securities	69,958	(1,360)	68,598	—	(20,975)	47,623
Total(1)	$2,279,702	$(1,500)	$2,278,202	$173	$(157,563)	$2,120,812
(1)	Excludes accrued interest receivable of $13.4 million at June 30, 2023 which is recorded in “Other assets” on the condensed consolidated balance sheets.
	December 31, 2022
Security Type	Amortized Cost	Allowance for Credit Losses	Net Carrying Amount	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
	(In thousands)
Municipal securities	$1,243,443	$(140)	$1,243,303	$8	$(77,526)	$1,165,785
Agency commercial MBS	427,411	—	427,411	—	(34,287)	393,124
Private label commercial MBS	345,825	—	345,825	—	(26,027)	319,798
U.S. Treasury securities	184,162	—	184,162	—	(12,462)	171,700
Corporate debt securities	69,794	(1,360)	68,434	—	(8,369)	60,065
Total(1)	$2,270,635	$(1,500)	$2,269,135	$8	$(158,671)	$2,110,472
(1)	Excludes accrued interest receivable of $13.5 million at December 31, 2022 which is recorded in “Other assets” on the condensed consolidated balance sheets.
As of June 30, 2023, securities held-to-maturity with an amortized cost of $2.2 billion and a fair value of $2.1 billion were pledged as collateral primarily for public deposits, the FRB secured line of credit, Bank Term Funding Program borrowings, and letters of credit.
Allowance for Credit Losses on Securities Held-to-Maturity
The following table presents the changes by major security type in our allowance for credit losses on securities held-to-maturity for the periods indicated:
Security Type	Allowance for Credit Losses, Beginning of Period	Provision for Credit Losses	Charge-offs	Recoveries	Allowance for Credit Losses, End of Period
	(In thousands)
Three Months Ended June 30, 2023
Municipal securities	$140	$—	$—	$—	$140
Corporate debt securities	1,360	—	—	—	1,360
Total	$1,500	$—	$—	$—	$1,500

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Security Type	Allowance for Credit Losses, Beginning of Period	Provision for Credit Losses	Charge-offs	Recoveries	Allowance for Credit Losses, End of Period
	(In thousands)
Six Months Ended June 30, 2023
Municipal securities	$140	$—	$—	$—	$140
Corporate debt securities	1,360	—	—	—	1,360
Total	$1,500	$—	$—	$—	$1,500
Security Type	Allowance for Credit Losses, Beginning of Period	Provision for Credit Losses	Charge-offs	Recoveries	Allowance for Credit Losses, End of Period
	(In thousands)
Three Months Ended June 30, 2022
Municipal securities	$—	$140	$—	$—	$140
Corporate debt securities	—	1,360	—	—	1,360
Total	$—	$1,500	$—	$—	$1,500

Six Months Ended June 30, 2022
Municipal securities	$—	$140	$—	$—	$140
Corporate debt securities	—	1,360	—	—	1,360
Total	$—	$1,500	$—	$—	$1,500
Credit losses on HTM securities are recorded at the time of purchase, acquisition, or when the Company designates securities as held-to-maturity. Credit losses on HTM securities are representative of current expected credit losses that may be incurred over the life of the investment. Accrued interest receivable on HTM securities, which is included in other assets on the condensed consolidated balance sheets, is excluded from the estimate of expected credit losses. HTM U.S. treasury securities and agency-backed MBS securities are considered to have no risk of loss as they are either explicitly or implicitly guaranteed by the U.S. government. The change in fair value in the HTM private label CMBS portfolio is solely driven by changes in interest rates. The Company has no knowledge of any underlying credit issues and the cash flows underlying the debt securities have not changed and are not expected to be impacted by changes in interest rates and, thus, there is no related ACL for this portfolio. The underlying bonds in the Company’s HTM municipal securities and HTM corporate debt securities portfolios are evaluated for credit losses in conjunction with management’s estimate of the allowance for credit losses based primarily on credit ratings.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Securities Held-to-Maturity by Credit Quality Indicator
The Company uses S&P, Moody's, Fitch, Kroll, and Egan Jones ratings as the credit quality indicators for its held-to-maturity securities. The following table presents our securities held-to-maturity portfolio at amortized cost by the lowest available credit rating as of the dates indicated:
	June 30, 2023
Security Type	AAA	AA+	AA	AA-	A+	A	A-	BBB	NR	Total
	(In thousands)
Amortized Cost:
Municipal securities	$552,131	$403,500	$166,760	$86,060	$12,018	$1,894	$—	$—	$23,099	$1,245,462
Agency commercial MBS	—	430,578	—	—	—	—	—	—	—	430,578
Private label commercial MBS	348,123	—	—	—	—	—	—	—	—	348,123
U.S. Treasury securities	—	185,581	—	—	—	—	—	—	—	185,581
Corporate debt securities	—	—	—	—	—	—	—	44,306	25,652	69,958
Total	$900,254	$1,019,659	$166,760	$86,060	$12,018	$1,894	$—	$44,306	$48,751	$2,279,702
	December 31, 2022
Security Type	AAA	AA+	AA	AA-	A+	A	A-	BBB	NR	Total
	(In thousands)
Amortized Cost:
Municipal securities	$568,674	$385,990	$173,751	$95,471	$—	$1,901	$—	$—	$17,656	$1,243,443
Agency commercial MBS	—	427,411	—	—	—	—	—	—	—	427,411
Private label commercial MBS	345,825	—	—	—	—	—	—	—	—	345,825
U.S. Treasury securities	—	184,162	—	—	—	—	—	—	—	184,162
Corporate debt securities	—	—	—	—	—	—	23,244	20,999	25,551	69,794
Total	$914,499	$997,563	$173,751	$95,471	$—	$1,901	$23,244	$20,999	$43,207	$2,270,635
Contractual Maturities of Securities Held-to-Maturity
The following table presents the contractual maturities of our securities held-to-maturity portfolio based on amortized cost and fair value as of the date indicated:
	June 30, 2023
Security Type	Due Within One Year	Due After One Year Through Five Years	Due After Five Years Through Ten Years	Due After Ten Years	Total
	(In thousands)
Amortized Cost:
Municipal securities	$—	$—	$368,095	$877,367	$1,245,462
Agency commercial MBS	—	—	409,517	21,061	430,578
Private label commercial MBS	—	—	36,193	311,930	348,123
U.S. Treasury securities	—	—	185,581	—	185,581
Corporate debt securities	—	—	10,211	59,747	69,958
Total	$—	$—	$1,009,597	$1,270,105	$2,279,702

Fair Value:
Municipal securities	$—	$—	$348,295	$843,389	$1,191,684
Agency commercial MBS	—	—	375,946	19,454	395,400
Private label commercial MBS	—	—	33,057	280,454	313,511
U.S. Treasury securities	—	—	172,594	—	172,594
Corporate debt securities	—	—	8,000	39,623	47,623
Total	$—	$—	$937,892	$1,182,920	$2,120,812

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Commercial MBS have contractual maturity dates, but require periodic payments based upon scheduled amortization terms. Actual principal collections on these securities usually occur more rapidly than the scheduled amortization terms because of prepayments made by obligors of the underlying loan collateral.
Interest Income on Investment Securities
The following table presents the composition of our interest income on investment securities, including available-for-sale and held-to-maturity, for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands)
Taxable interest	$38,207	$44,467	$76,899	$89,109
Non-taxable interest	4,922	8,180	9,825	16,699
Dividend income	1,024	255	1,666	516
Total interest income on investment securities	$44,153	$52,902	$88,390	$106,324
NOTE 4. LOANS AND LEASES
Our loans are carried at the principal amount outstanding, net of deferred fees and costs, and in the case of acquired and purchased loans, net of purchase discounts and premiums. Deferred fees and costs and purchase discounts and premiums on acquired loans are recognized as an adjustment to interest income over the contractual life of the loans primarily using the effective interest method or taken into income when the related loans are paid off or included in the carrying amount of loans that are sold.
Loans and Leases Held for Investment
The following table summarizes the composition of our loans and leases held for investment as of the dates indicated:
	June 30, 2023	December 31, 2022
	(In thousands)
Real estate mortgage	$14,312,273	$15,762,351
Real estate construction and land(1)	2,491,483	4,221,853
Commercial	5,097,714	8,297,182
Consumer	409,822	444,630
Total gross loans and leases held for investment	22,311,292	28,726,016
Deferred fees, net	(53,082)	(116,887)
Total loans and leases held for investment, net of deferred fees	22,258,210	28,609,129
Allowance for loan and lease losses	(219,234)	(200,732)
Total loans and leases held for investment, net(2)	$22,038,976	$28,408,397
(1)	Includes land and acquisition and development loans of $187.6 million and $153.5 million at June 30, 2023 and December 31, 2022.
(2)
Excludes accrued interest receivable of $103.8 million and $124.3 million at June 30, 2023 and December 31, 2022, respectively, which is recorded in “Other assets” on the condensed consolidated balance sheets.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following tables present an aging analysis of our loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	June 30, 2023
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$938	$23,151	$24,089	$3,586,231	$3,610,320
Multi-family	—	—	—	5,304,544	5,304,544
Other residential	52,358	38,209	90,567	5,282,611	5,373,178
Total real estate mortgage	53,296	61,360	114,656	14,173,386	14,288,042
Real estate construction and land:
Commercial	—	—	—	415,997	415,997
Residential	—	—	—	2,049,526	2,049,526
Total real estate construction and land	—	—	—	2,465,523	2,465,523
Commercial:
Asset-based	—	385	385	2,356,713	2,357,098
Venture capital	1,845	—	1,845	1,721,631	1,723,476
Other commercial	262	390	652	1,013,560	1,014,212
Total commercial	2,107	775	2,882	5,091,904	5,094,786
Consumer	2,025	187	2,212	407,647	409,859
Total	$57,428	$62,322	$119,750	$22,138,460	$22,258,210
	December 31, 2022
	30 - 89 Days Past Due	90 or More Days Past Due	Total Past Due	Current	Total
	(In thousands)
Real estate mortgage:
Commercial	$1,721	$29,269	$30,990	$3,815,841	$3,846,831
Multi-family	—	—	—	5,607,865	5,607,865
Other residential	101,728	39,875	141,603	6,134,025	6,275,628
Total real estate mortgage	103,449	69,144	172,593	15,557,731	15,730,324
Real estate construction and land:
Commercial	—	—	—	898,592	898,592
Residential	—	—	—	3,253,580	3,253,580
Total real estate construction and land	—	—	—	4,152,172	4,152,172
Commercial:
Asset-based	—	434	434	5,139,775	5,140,209
Venture capital	—	—	—	2,033,302	2,033,302
Other commercial	461	1,195	1,656	1,106,795	1,108,451
Total commercial	461	1,629	2,090	8,279,872	8,281,962
Consumer	1,935	149	2,084	442,587	444,671
Total	$105,845	$70,922	$176,767	$28,432,362	$28,609,129

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
It is our policy to discontinue accruing interest when principal or interest payments are past due 90 days or more (unless the loan is both well secured and in the process of collection) or when, in the opinion of management, there is a reasonable doubt as to the collectability of a loan or lease in the normal course of business. Interest income on nonaccrual loans is recognized only to the extent cash is received and the principal balance of the loan is deemed collectable.
The following table presents our nonaccrual and performing loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated:
	June 30, 2023			December 31, 2022
	Nonaccrual	Performing	Total	Nonaccrual	Performing	Total
	(In thousands)
Real estate mortgage:
Commercial	$37,191	$3,573,129	$3,610,320	$42,509	$3,804,322	$3,846,831
Multi-family	—	5,304,544	5,304,544	—	5,607,865	5,607,865
Other residential	63,626	5,309,552	5,373,178	55,893	6,219,735	6,275,628
Total real estate mortgage	100,817	14,187,225	14,288,042	98,402	15,631,922	15,730,324
Real estate construction and land:
Commercial	—	415,997	415,997	—	898,592	898,592
Residential	—	2,049,526	2,049,526	—	3,253,580	3,253,580
Total real estate construction and land	—	2,465,523	2,465,523	—	4,152,172	4,152,172
Commercial:
Asset-based	385	2,356,713	2,357,098	865	5,139,344	5,140,209
Venture capital	—	1,723,476	1,723,476	—	2,033,302	2,033,302
Other commercial	3,479	1,010,733	1,014,212	4,345	1,104,106	1,108,451
Total commercial	3,864	5,090,922	5,094,786	5,210	8,276,752	8,281,962
Consumer	205	409,654	409,859	166	444,505	444,671
Total	$104,886	$22,153,324	$22,258,210	$103,778	$28,505,351	$28,609,129
At June 30, 2023, nonaccrual loans and leases included $62.3 million of loans and leases 90 or more days past due, $7.6 million of loans and leases 30 to 89 days past due, and $35.0 million of loans and leases current with respect to contractual payments that were placed on nonaccrual status based on management’s judgment regarding their collectability. At December 31, 2022, nonaccrual loans and leases included $70.9 million of loans and leases 90 or more days past due, $6.8 million of loans and leases 30 to 89 days past due, and $26.0 million of current loans and leases that were placed on nonaccrual status based on management’s judgment regarding their collectability.
As of June 30, 2023, our three largest loan relationships on nonaccrual status had an aggregate carrying value of $24.9 million and represented 24% of total nonaccrual loans and leases.
The following tables present the credit risk rating categories for loans and leases held for investment, net of deferred fees, by loan portfolio segment and class as of the dates indicated. Classified loans and leases are those with a credit risk rating of either substandard or doubtful.
	June 30, 2023
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$39,768	$121,084	$3,449,468	$3,610,320
Multi-family	87,390	30,743	5,186,411	5,304,544
Other residential	72,549	56,042	5,244,587	5,373,178
Total real estate mortgage	199,707	207,869	13,880,466	14,288,042

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	June 30, 2023
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate construction and land:
Commercial	—	—	415,997	415,997
Residential	—	2,376	2,047,150	2,049,526
Total real estate construction and land	—	2,376	2,463,147	2,465,523
Commercial:
Asset-based	3,650	13,368	2,340,080	2,357,098
Venture capital	2,614	122,482	1,598,380	1,723,476
Other commercial	5,516	12,417	996,279	1,014,212
Total commercial	11,780	148,267	4,934,739	5,094,786
Consumer	447	7,856	401,556	409,859
Total	$211,934	$366,368	$21,679,908	$22,258,210
	December 31, 2022
	Classified	Special Mention	Pass	Total
	(In thousands)
Real estate mortgage:
Commercial	$43,737	$106,493	$3,696,601	$3,846,831
Multi-family	3,611	60,330	5,543,924	5,607,865
Other residential	60,557	58,063	6,157,008	6,275,628
Total real estate mortgage	107,905	224,886	15,397,533	15,730,324
Real estate construction and land:
Commercial	—	91,334	807,258	898,592
Residential	—	45,155	3,208,425	3,253,580
Total real estate construction and land	—	136,489	4,015,683	4,152,172
Commercial:
Asset-based	865	56,836	5,082,508	5,140,209
Venture capital	2,753	127,907	1,902,642	2,033,302
Other commercial	6,473	13,233	1,088,745	1,108,451
Total commercial	10,091	197,976	8,073,895	8,281,962
Consumer	275	6,908	437,488	444,671
Total	$118,271	$566,259	$27,924,599	$28,609,129

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents our nonaccrual loans and leases by loan portfolio segment and class and by with and without an allowance recorded as of the date indicated and interest income recognized on nonaccrual loans and leases for the periods indicated:
	June 30, 2023 Nonaccrual Recorded Investment	Three Months Ended June 30, 2023 Interest Income Recognized	Six Months Ended June 30, 2023 Interest Income Recognized	June 30, 2022 Nonaccrual Recorded Investment	Three Months Ended June 30, 2022 Interest Income Recognized	Six Months Ended June 30, 2022 Interest Income Recognized
	(In thousands)
With An Allowance Recorded:
Real estate mortgage:
Commercial	$57	$—	$—	$66	$—	$—
Multi-family	—	—	—	—	—	—
Other residential	396	—	—	7,472	—	—
Real estate construction and land:
Commercial	—	—	—	—	—	—
Residential	—	—	—	1,115	—	—
Commercial:
Asset based	—	—	—	748	—	—
Venture capital	—	—	—	3,120	—	—
Other commercial	738	—	—	1,262	—	—
Consumer	205	—	—	223	—	—
With No Related Allowance Recorded:
Real estate mortgage:
Commercial	$37,134	$104	$107	$28,463	$14	$98
Multi-family	—	—	—	—	—	—
Other residential	63,230	—	—	26,995	—	—
Real estate construction and land:
Commercial	—	—	—	5,229	—	—
Residential	—	—	—	—	—	—
Commercial:
Asset based	385	—	—	441	—	—
Venture capital	—	—	—	—	—	—
Other commercial	2,741	—	—	3,393	7	361
Consumer	—	—	—	—	—	—
Total Loans and Leases With and Without an Allowance Recorded:
Real estate mortgage	$100,817	$104	$107	$62,996	$14	$98
Real estate construction and land	—	—	—	6,344	—	—
Commercial	3,864	—	—	8,964	7	361
Consumer	205	—	—	223	—	—
Total	$104,886	$104	$107	$78,527	$21	$459

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following tables present our loans held for investment by loan portfolio segment and class, by credit quality indicator (internal risk ratings), and by year of origination (vintage year) as of the dates indicated:
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
June 30, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$—	$4,822	$5,168	$11,574	$26,399	$47,435	$1,305	$—	$96,703
3-4 Pass	51,196	535,474	507,068	428,682	235,107	1,491,564	93,911	9,763	3,352,765
5 Special mention	—	2,551	—	27,012	14,062	77,459	—	—	121,084
6-8 Classified	820	—	540	452	2,866	35,090	—	—	39,768
Total	$52,016	$542,847	$512,776	$467,720	$278,434	$1,651,548	$95,216	$9,763	$3,610,320
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$27	$7,010	$—	$—	$7,037

Real Estate Mortgage: Multi-family
Internal risk rating:
1-2 High pass	$—	$28,248	$107,068	$32,176	$54,875	$105,088	$—	$—	$327,455
3-4 Pass	9,085	1,861,189	1,052,383	501,131	551,947	826,718	56,503	—	4,858,956
5 Special mention	—	—	—	4,710	5,409	20,624	—	—	30,743
6-8 Classified	—	—	6,000	8,624	22,892	49,874	—	—	87,390
Total	$9,085	$1,889,437	$1,165,451	$546,641	$635,123	$1,002,304	$56,503	$—	$5,304,544
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Mortgage: Other residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$1,500	$—	$1,500
3-4 Pass	206,352	1,951,356	2,952,687	70,765	—	18,855	42,975	97	5,243,087
5 Special mention	6,803	30,966	17,418	855	—	—	—	—	56,042
6-8 Classified	(1,642)	33,617	33,704	4,324	—	2,405	—	141	72,549
Total	$211,513	$2,015,939	$3,003,809	$75,944	$—	$21,260	$44,475	$238	$5,373,178
Current YTD period:
Gross charge-offs	$2,586	$18,680	$4,771	$632	$—	$4	$—	$—	$26,673
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
June 30, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	15,191	196,205	113,939	58,864	26,048	5,750	—	—	415,997
5 Special mention	—	—	—	—	—	—	—	—	—
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$15,191	$196,205	$113,939	$58,864	$26,048	$5,750	$—	$—	$415,997
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	20,677	779,682	689,815	460,255	—	25,842	70,879	—	2,047,150
5 Special mention	—	—	2,376	—	—	—	—	—	2,376
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$20,677	$779,682	$692,191	$460,255	$—	$25,842	$70,879	$—	$2,049,526
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial: Asset-Based
Internal risk rating:
1-2 High pass	$5,349	$263,148	$227,094	$58,814	$159,177	$301,212	$81,851	$—	$1,096,645
3-4 Pass	86,482	313,380	159,215	24,332	12,379	35,529	609,684	2,434	1,243,435
5 Special mention	—	151	—	—	—	3,265	9,927	25	13,368
6-8 Classified	—	—	—	—	—	385	3,265	—	3,650
Total	$91,831	$576,679	$386,309	$83,146	$171,556	$340,391	$704,727	$2,459	$2,357,098
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$150	$150

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$(171)	$(10)	$—	$2,000	$—	$(2)	$165,678	$(420)	$167,075
3-4 Pass	41,981	127,431	130,587	7,309	23,699	1,588	1,025,441	73,269	1,431,305
5 Special mention	—	20,471	48,890	14,478	—	—	38,643	—	122,482
6-8 Classified	—	—	2,614	—	—	—	—	—	2,614
Total	$41,810	$147,892	$182,091	$23,787	$23,699	$1,586	$1,229,762	$72,849	$1,723,476
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
June 30, 2023	2023	2022	2021	2020	2019	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$643	$2,221	$7,216	$(45)	$53	$(39)	$20,990	$—	$31,039
3-4 Pass	2,635	76,083	272,118	49,240	36,181	122,672	403,272	3,039	965,240
5 Special mention	1,749	—	614	697	586	2,258	6,434	79	12,417
6-8 Classified	—	—	—	—	309	2,276	1,550	1,381	5,516
Total	$5,027	$78,304	$279,948	$49,892	$37,129	$127,167	$432,246	$4,499	$1,014,212
Current YTD period:
Gross charge-offs	$—	$6,699	$—	$—	$—	$—	$304	$331	$7,334

Consumer
Internal risk rating:
1-2 High pass	$—	$30	$26	$6	$—	$—	$1,107	$—	$1,169
3-4 Pass	67	59,240	209,923	19,253	42,953	61,576	7,375	—	400,387
5 Special mention	—	1,739	4,075	167	1,734	59	82	—	7,856
6-8 Classified	—	—	232	33	73	90	1	18	447
Total	$67	$61,009	$214,256	$19,459	$44,760	$61,725	$8,565	$18	$409,859
Current YTD period:
Gross charge-offs	$—	$221	$273	$76	$144	$184	$1	$12	$911

Total Loans and Leases
Internal risk rating:
1-2 High pass	$5,821	$298,459	$346,572	$104,525	$240,504	$453,694	$272,431	$(420)	$1,721,586
3-4 Pass	433,666	5,900,040	6,087,735	1,619,831	928,314	2,590,094	2,310,040	88,602	19,958,322
5 Special mention	8,552	55,878	73,373	47,919	21,791	103,665	55,086	104	366,368
6-8 Classified	(822)	33,617	43,090	13,433	26,140	90,120	4,816	1,540	211,934
Total	$447,217	$6,287,994	$6,550,770	$1,785,708	$1,216,749	$3,237,573	$2,642,373	$89,826	$22,258,210
Current YTD period:
Gross charge-offs	$2,586	$25,600	$5,044	$708	$171	$7,198	$305	$493	$42,105
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Mortgage: Commercial
Internal risk rating:
1-2 High pass	$4,957	$3,791	$7,215	$26,132	$4,690	$35,343	$1,290	$—	$83,418
3-4 Pass	537,931	501,576	467,792	322,448	539,701	1,148,386	85,284	10,065	3,613,183
5 Special mention	—	—	728	16,394	2,294	87,077	—	—	106,493
6-8 Classified	—	559	464	1,310	27,396	14,008	—	—	43,737
Total	$542,888	$505,926	$476,199	$366,284	$574,081	$1,284,814	$86,574	$10,065	$3,846,831
Current YTD period:
Gross charge-offs	$—	$67	$—	$79	$2,258	$326	$—	$—	$2,730

Real Estate Mortgage: Multi-family
Internal risk rating:
1-2 High pass	$—	$89,251	$19,945	$58,275	$66,219	$69,805	$—	$—	$303,495
3-4 Pass	1,940,337	1,084,467	523,645	676,169	446,987	511,185	57,639	—	5,240,429
5 Special mention	—	—	4,944	16,974	7,003	31,409	—	—	60,330
6-8 Classified	—	—	—	—	2,750	861	—	—	3,611
Total	$1,940,337	$1,173,718	$548,534	$751,418	$522,959	$613,260	$57,639	$—	$5,607,865
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Mortgage: Other residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$1,000	$—	$1,000
3-4 Pass	2,805,533	3,200,013	83,580	—	237	20,394	46,155	96	6,156,008
5 Special mention	27,272	25,766	4,916	—	109	—	—	—	58,063
6-8 Classified	19,248	33,218	5,333	—	—	2,555	—	203	60,557
Total	$2,852,053	$3,258,997	$93,829	$—	$346	$22,949	$47,155	$299	$6,275,628
Current YTD period:
Gross charge-offs	$249	$1,084	$912	$—	$—	$81	$—	$—	$2,326
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Real Estate Construction and Land: Commercial
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	299,538	170,397	74,634	237,294	17,763	7,632	—	—	807,258
5 Special mention	—	—	—	—	91,334	—	—	—	91,334
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$299,538	$170,397	$74,634	$237,294	$109,097	$7,632	$—	$—	$898,592
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Real Estate Construction and Land: Residential
Internal risk rating:
1-2 High pass	$—	$—	$—	$—	$—	$—	$—	$—	$—
3-4 Pass	605,683	1,302,061	844,041	282,076	125,805	204	48,555	—	3,208,425
5 Special mention	—	—	—	45,155	—	—	—	—	45,155
6-8 Classified	—	—	—	—	—	—	—	—	—
Total	$605,683	$1,302,061	$844,041	$327,231	$125,805	$204	$48,555	$—	$3,253,580
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$—	$—	$—

Commercial: Asset-Based
Internal risk rating:
1-2 High pass	$225,140	$209,272	$57,727	$202,063	$121,600	$208,542	$850,031	$—	$1,874,375
3-4 Pass	547,675	188,269	52,711	35,811	33,426	40,714	2,239,785	69,742	3,208,133
5 Special mention	—	—	—	43,409	—	3,505	9,922	—	56,836
6-8 Classified	—	—	—	—	—	434	—	431	865
Total	$772,815	$397,541	$110,438	$281,283	$155,026	$253,195	$3,099,738	$70,173	$5,140,209
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$750	$—	$750

Commercial: Venture Capital
Internal risk rating:
1-2 High pass	$(40)	$—	$2,000	$—	$134	$3	$216,535	$503	$219,135
3-4 Pass	92,015	136,296	18,075	3,705	1,833	910	1,365,101	65,572	1,683,507
5 Special mention	13,970	40,924	4,483	23,202	—	—	40,335	4,993	127,907
6-8 Classified	—	2,753	—	—	—	—	—	—	2,753
Total	$105,945	$179,973	$24,558	$26,907	$1,967	$913	$1,621,971	$71,068	$2,033,302
Current YTD period:
Gross charge-offs	$—	$—	$—	$—	$—	$—	$940	$—	$940
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Amortized Cost Basis(1)	Term Loans by Origination Year						Revolving Loans	Revolving Converted to Term Loans	Total
December 31, 2022	2022	2021	2020	2019	2018	Prior
	(In thousands)
Commercial: Other Commercial
Internal risk rating:
1-2 High pass	$3,591	$10,880	$12	$161	$3	$14	$20,958	$—	$35,619
3-4 Pass	84,930	278,208	54,542	41,908	47,771	87,645	454,438	3,684	1,053,126
5 Special mention	7,038	796	184	695	1,526	2,858	47	89	13,233
6-8 Classified	—	806	—	319	(3)	2,653	1,600	1,098	6,473
Total	$95,559	$290,690	$54,738	$43,083	$49,297	$93,170	$477,043	$4,871	$1,108,451
Current YTD period:
Gross charge-offs	$—	$209	$—	$1	$—	$2,537	$1,906	$474	$5,127

Consumer
Internal risk rating:
1-2 High pass	$34	$30	$7	$—	$1	$—	$854	$—	$926
3-4 Pass	62,868	226,084	20,798	48,542	31,693	37,838	8,739	—	436,562
5 Special mention	1,252	3,490	464	1,126	278	238	60	—	6,908
6-8 Classified	47	—	—	59	79	74	—	16	275
Total	$64,201	$229,604	$21,269	$49,727	$32,051	$38,150	$9,653	$16	$444,671
Current YTD period:
Gross charge-offs	$309	$529	$237	$728	$—	$354	$—	$7	$2,164

Total Loans and Leases
Internal risk rating:
1-2 High pass	$233,682	$313,224	$86,906	$286,631	$192,647	$313,707	$1,090,668	$503	$2,517,968
3-4 Pass	6,976,510	7,087,371	2,139,818	1,647,953	1,245,216	1,854,908	4,305,696	149,159	25,406,631
5 Special mention	49,532	70,976	15,719	146,955	102,544	125,087	50,364	5,082	566,259
6-8 Classified	19,295	37,336	5,797	1,688	30,222	20,585	1,600	1,748	118,271
Total	$7,279,019	$7,508,907	$2,248,240	$2,083,227	$1,570,629	$2,314,287	$5,448,328	$156,492	$28,609,129
Current YTD period:
Gross charge-offs	$558	$1,889	$1,149	$808	$2,258	$3,298	$3,596	$481	$14,037
(1)	Amounts with negative balances are loans with zero principal balances and deferred loan origination fees.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
On January 1, 2023, the Company adopted ASU 2022-02, “Financial Instruments - Credit Losses (Topic 326): Troubled Debt Restructurings and Vintage Disclosures” (“ASU 2022-02”), which eliminated the accounting guidance for troubled debt restructurings while enhancing disclosure requirements for certain loan refinancing and restructurings by creditors when a borrower is experiencing financial difficulty. This guidance was applied on a prospective basis. The following table presents our loan modifications made to borrowers experiencing financial difficulty by type of modification for the period indicated with related amortized cost balances as of the date indicated:
	Three Months Ended June 30, 2023 Loan Modifications
	Balances (Amortized Cost Basis) at June 30, 2023
	Term Extension
	Balance	% of Loan Portfolio Class
	(Dollars in thousands)
Real estate mortgage:
Other residential	$8,993	0.2%
Commercial:
Other commercial	931	0.1%
Consumer	15	—%
Total	$9,939
	Six Months Ended June 30, 2023 Loan Modifications
	Balances (Amortized Cost Basis) at June 30, 2023
	Term Extension		Payment Delay		Combination - Term Extension and Interest Reduction		Combination - Term Extension and Payment Delay		Total Loan Modifications
	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class	Balance	% of Loan Portfolio Class
	(Dollars in thousands)
Real estate mortgage:
Other residential	$18,522	0.3%	$—	—%	$—	—%	$—	—%	$18,522	0.3%
Commercial:
Venture
Venture capital	—	—%	—	—%	—	—%	612	—%	612	—%
Other commercial	2,762	0.3%	44	—%	—	—%	—	—%	2,806	0.3%
Consumer	15	—%	—	—%	3	—%	—	—%	18	—%
Total	$21,299		$44		$3		$612		$21,958
The following tables present the financial effect of our loan modifications made to borrowers experiencing financial difficulty by type of modification for the period indicated:
Three Months Ended June 30, 2023 Term Extension - Financial Effect
Real estate mortgage:
Other residential	Extended maturity by a weighted average 12 months.
Commercial:
Other commercial	Extended maturity by a weighted average 23 months.
Consumer	Extended maturity by a weighted average 12 months.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Six Months Ended June 30, 2023 Term Extension - Financial Effect
Real estate mortgage:
Other residential	Extended maturity by a weighted average 9 months.
Commercial:
Other commercial	Extended maturity by a weighted average 16 months.
Consumer	Extended maturity by a weighted average 12 months.
Six Months Ended June 30, 2023 Payment Delay - Financial Effect
Commercial:
Other commercial	Provided six months of reduced payments to borrowers without extending the loan term.
Six Months Ended June 30, 2023 Combination - Term Extension and Interest Rate Reduction - Financial Effect
Consumer	Extended maturity by a weighted average 2.0 years and reduced weighted average contractual interest rate from 9.5% to 2.0%.
Six Months Ended June 30, 2023 Combination - Term Extension and Payment Delay - Financial Effect
Commercial:
Venture capital	Extended maturity by a weighted average 11 months and provided 11 months of interest only payments to borrowers.
The following table presents the payment status of our loan modifications made during the past six month with related amortized cost balances as of the date indicated:
	Payment Status (Amortized Cost Basis) at June 30, 2023
	Current	30-89 Days Past Due	90 or More Days Past Due	Total
	(In thousands)
Real estate mortgage:
Other residential	$14,384	$3,859	$279	$18,522
Commercial:
Venture capital	612	—	—	612
Other commercial	2,806	—	—	2,806
Consumer	18	—	—	18
Total	$17,820	$3,859	$279	$21,958
At June 30, 2023, there were other residential real estate loans with an amortized cost of $4.1 million that had been modified in the form of a term extension during the preceding six-month period and subsequently defaulted during the three and six months ended June 30, 2023.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Prior to the adoption of ASU 2022-02, the Company accounted for a modification to the contractual terms of a loan that resulted in granting a concession to a borrower experiencing financial difficulties as a TDR. TDRs were a result of rate reductions, term extensions, fee concessions, transfers to foreclosed assets, discounted loan payoffs, and debt forgiveness, or a combination thereof. The following table presents our troubled debt restructurings of loans held for investment by loan portfolio segment and class for the periods indicated:
	Three Months Ended June 30, 2022			Six Months Ended June 30, 2022
Troubled Debt Restructurings	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment	Number of Loans	Pre- Modification Outstanding Recorded Investment	Post- Modification Outstanding Recorded Investment
	(In thousands)
Real estate mortgage:
Commercial	—	$—	$—	—	$—	$—
Other residential	1	208	208	2	512	207
Commercial:
Venture capital	4	3,330	3,330	4	3,330	3,330
Other commercial	6	57	57	19	1,131	1,131
Consumer	1	18	18	1	18	18
Total	12	$3,613	$3,613	26	$4,991	$4,686
During the three and six months ended June 30, 2022, there was one other residential real estate mortgage loan for $104,000 and two other commercial loans totaling $110,000 restructured in the preceding 12-month period that subsequently defaulted.
Leases Receivable
We provide equipment financing to our customers primarily with operating and direct financing leases. For direct financing leases, lease receivables are recorded on the balance sheet but the leased equipment is not, although we generally retain legal title to the leased equipment until the end of each lease. Direct financing leases are stated at the net amount of minimum lease payments receivable, plus any unguaranteed residual value, less the amount of unearned income and net acquisition discount at the reporting date. Direct lease origination costs are amortized using the effective interest method over the life of the leases. Direct financing leases are subject to our accounting for allowance for loan and lease losses. See Note 8. Leases for information regarding operating leases where we are the lessor.
The following table provides the components of leases receivable income for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands)
Component of leases receivable income:
Interest income on net investments in leases	$4,118	$2,491	$7,867	$4,879
The following table presents the components of leases receivable as of the dates indicated:
	June 30, 2023	December 31, 2022
	(In thousands)
Net Investment in Direct Financing Leases:
Lease payments receivable	$266,039	$232,909
Unguaranteed residual assets	29,491	23,561
Deferred costs and other	3,018	1,815
Aggregate net investment in leases	$298,548	$258,285

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents maturities of leases receivable as of the date indicated:
June 30, 2023
(In thousands)
Period ending December 31,
2023	$37,683
2024	82,239
2025	63,987
2026	45,406
2027	32,274
Thereafter	39,664
Total undiscounted cash flows	301,253
Less: Unearned income	(35,214)
Present value of lease payments	$266,039
Allowance for Loan and Lease Losses
The following tables present a summary of the activity in the allowance for loan and lease losses on loans and leases held for investment by loan portfolio segment for the periods indicated:
	Three Months Ended June 30, 2023
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$109,483	$55,034	$37,195	$8,343	$210,055
Charge-offs	(23,875)	—	(7,347)	(486)	(31,708)
Recoveries	62	—	742	83	887
Net (charge-offs) recoveries	(23,813)	—	(6,605)	(403)	(30,821)
Provision	47,138	(15,355)	6,631	1,586	40,000
Balance, end of period	$132,808	$39,679	$37,221	$9,526	$219,234
	Six Months Ended June 30, 2023
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$87,309	$52,320	$52,849	$8,254	$200,732
Charge-offs	(33,710)	—	(7,484)	(911)	(42,105)
Recoveries	262	—	1,717	128	2,107
Net (charge-offs) recoveries	(33,448)	—	(5,767)	(783)	(39,998)
Provision	78,947	(12,641)	(9,861)	2,055	58,500
Balance, end of period	$132,808	$39,679	$37,221	$9,526	$219,234

Ending Allowance by Evaluation Methodology:
Individually evaluated	$—	$—	$—	$—	$—
Collectively evaluated	$132,808	$39,679	$37,221	$9,526	$219,234

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Six Months Ended June 30, 2023
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$101,968	$—	$3,126	$—	$105,094
Collectively evaluated	14,186,074	2,465,523	5,091,660	409,859	22,153,116
Ending balance	$14,288,042	$2,465,523	$5,094,786	$409,859	$22,258,210
	Three Months Ended June 30, 2022
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$87,228	$43,648	$57,056	$9,466	$197,398
Charge-offs	(1,545)	—	(911)	(343)	(2,799)
Recoveries	1,305	—	2,790	11	4,106
Net (charge-offs) recoveries	(240)	—	1,879	(332)	1,307
Provision	(1,092)	(2,479)	(4,904)	(1,525)	(10,000)
Balance, end of period	$85,896	$41,169	$54,031	$7,609	$188,705
	Six Months Ended June 30, 2022
	Real Estate Mortgage	Real Estate Construction and Land	Commercial	Consumer	Total
	(In thousands)
Allowance for Loan and Lease Losses:
Balance, beginning of period	$98,624	$44,508	$48,718	$8,714	$200,564
Charge-offs	(1,713)	—	(3,744)	(576)	(6,033)
Recoveries	1,468	149	4,525	32	6,174
Net (charge-offs) recoveries	(245)	149	781	(544)	141
Provision	(12,483)	(3,488)	4,532	(561)	(12,000)
Balance, end of period	$85,896	$41,169	$54,031	$7,609	$188,705

Ending Allowance by Evaluation Methodology:
Individually evaluated	$140	$—	$812	$—	$952
Collectively evaluated	$85,756	$41,169	$53,219	$7,609	$187,753

Ending Loans and Leases by Evaluation Methodology:
Individually evaluated	$60,657	$6,642	$11,419	$—	$78,718
Collectively evaluated	13,993,428	3,479,958	8,465,387	483,646	26,422,419
Ending balance	$14,054,085	$3,486,600	$8,476,806	$483,646	$26,501,137
The allowance for loan and lease losses increased by $9.2 million in the second quarter of 2023 to $219.2 million due primarily to a provision for loan and lease losses of $40.0 million driven by the impact of an

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
updated forecast, higher net charge-offs and higher reserves for downgraded loans largely offset by lower reserves needed for lower loan and unfunded commitment balances. For additional information regarding the calculation of the allowance for loan and lease losses using the CECL methodology, including discussion of forecasts used to estimate the allowance, please see Note 1(j). Nature of Operations and Summary of Significant Accounting Policies - Allowance for Credit Losses on Loans and Leases Held for Investment of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of the Form 10-K.
A loan is considered collateral-dependent, and is individually evaluated for reserve purposes, when the borrower is experiencing financial difficulty and repayment is expected to be provided substantially through the operation or sale of the collateral. The following table summarizes collateral-dependent loans held for investment by collateral type as of the following dates:
	June 30, 2023			December 31, 2022
	Real Property	Business Assets	Total	Real Property	Business Assets	Total
	(In thousands)
Real estate mortgage	$103,203	$—	$103,203	$90,485	$—	$90,485
Real estate construction and land	—	—	—	1,402	—	1,402
Commercial	—	385	385	—	434	434
Total	$103,203	$385	$103,588	$91,887	$434	$92,321
Allowance for Credit Losses
The allowance for credit losses is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the condensed consolidated balance sheets.
The following tables present a summary of the activity in the allowance for loan and lease losses and reserve for unfunded loan commitments for the periods indicated:
	Three Months Ended June 30, 2023
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$210,055	$75,571	$285,626
Charge-offs	(31,708)	—	(31,708)
Recoveries	887	—	887
Net charge-offs	(30,821)	—	(30,821)
Provision	40,000	(38,000)	2,000
Balance, end of period	$219,234	$37,571	$256,805
	Six Months Ended June 30, 2023
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$200,732	$91,071	$291,803
Charge-offs	(42,105)	—	(42,105)
Recoveries	2,107	—	2,107
Net charge-offs	(39,998)	—	(39,998)
Provision	58,500	(53,500)	5,000
Balance, end of period	$219,234	$37,571	$256,805

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Three Months Ended June 30, 2022
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$197,398	$75,071	$272,469
Charge-offs	(2,799)	—	(2,799)
Recoveries	4,106	—	4,106
Net recoveries	1,307	—	1,307
Provision	(10,000)	20,000	10,000
Balance, end of period	$188,705	$95,071	$283,776
	Six Months Ended June 30, 2022
	Allowance for Loan and Lease Losses	Reserve for Unfunded Loan Commitments	Total Allowance for Credit Losses
	(In thousands)
Balance, beginning of period	$200,564	$73,071	$273,635
Charge-offs	(6,033)	—	(6,033)
Recoveries	6,174	—	6,174
Net recoveries	141	—	141
Provision	(12,000)	22,000	10,000
Balance, end of period	$188,705	$95,071	$283,776
NOTE 5. FORECLOSED ASSETS, NET
The following table summarizes foreclosed assets, net of the valuation allowance, as of the dates indicated:
Property Type	June 30, 2023	December 31, 2022
	(In thousands)
Single-family residence	$8,426	$5,022
Total other real estate owned, net	8,426	5,022
Other foreclosed assets	—	—
Total foreclosed assets, net	$8,426	$5,022
The following table presents the changes in foreclosed assets, net of the valuation allowance, for the period indicated:
Foreclosed Assets, Net
(In thousands)
Balance, December 31, 2022	$5,022
Transfers to foreclosed assets from loans	9,225
Provision for losses	(685)
Reductions related to sales	(5,136)
Balance, June 30, 2023	$8,426
NOTE 6. GOODWILL AND OTHER INTANGIBLE ASSETS, NET
Goodwill and other intangible assets arise from the acquisition method of accounting for business combinations. Goodwill and other intangible assets generated from business combinations and deemed to have

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
indefinite lives are not subject to amortization and instead are tested for impairment annually at the reporting unit level unless a triggering event occurs thereby requiring an updated assessment. Our regular annual impairment assessment occurs in the fourth quarter. Goodwill represents the excess of the purchase price over the fair value of the net assets and other identifiable intangible assets acquired. Impairment exists when the carrying value of the goodwill exceeds the fair value of the reporting unit. An impairment loss would be recognized in an amount equal to that excess as a charge to “Noninterest expense” in the condensed consolidated statements of earnings.
The impact to banks triggered by the closure of two well-known regional banks caused a significant decline in bank stock prices in March 2023, including our stock price. These triggering events indicated that goodwill related to our single reporting unit may be impaired and resulted in us performing a goodwill impairment assessment in the first quarter of 2023. We applied the market approach using an average share price of the Company's stock and a control premium to determine the estimated fair value of the reporting unit. The control premium was based upon management's judgment using historical information of control premiums for completed bank acquisitions. As a result, we recorded a goodwill impairment charge of our entire goodwill balance of $1.4 billion in the first quarter of 2023 as the estimated fair value of equity was less than book value. This was a non-cash charge to earnings and had no impact on our regulatory capital ratios, cash flows, or liquidity position.
The following table presents the changes in the carrying amount of goodwill for the period indicated:
Goodwill
(In thousands)
Balance, December 31, 2022	$1,376,736
Impairment	(1,376,736)
Balance, June 30, 2023	$—
Our other intangible assets with definite lives are CDI and CRI. CDI and CRI are amortized over their respective estimated useful lives and reviewed for impairment at least quarterly. The amortization expense represents the estimated decline in the value of the underlying deposits or customer relationships acquired.
The following table presents the changes in CDI and CRI and the related accumulated amortization for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands)
Gross Amount of CDI and CRI:
Balance, beginning of period	$90,800	$133,850	$91,550	$133,850
Fully amortized portion	—	—	(750)	—
Balance, end of period	90,800	133,850	90,800	133,850
Accumulated Amortization:
Balance, beginning of period	(61,830)	(92,542)	(60,169)	(88,893)
Amortization expense	(2,389)	(3,649)	(4,800)	(7,298)
Fully amortized portion	—	—	750	—
Balance, end of period	(64,219)	(96,191)	(64,219)	(96,191)
Net CDI and CRI, end of period	$26,581	$37,659	$26,581	$37,659

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents the estimated aggregate future amortization expense for our current CDI and CRI as of the date indicated:
June 30, 2023
(In thousands)
Period ending December 31,
2023	$4,285
2024	6,404
2025	4,087
2026	3,481
2027	2,876
Thereafter	5,448
Net CDI and CRI	$26,581
NOTE 7. OTHER ASSETS
The following table presents the detail of our other assets as of the dates indicated:
Other Assets	June 30, 2023	December 31, 2022
	(In thousands)
LIHTC investments	$320,154	$328,555
Cash surrender value of BOLI	206,812	207,797
Interest receivable	137,863	157,109
Operating lease ROU assets, net(1)	119,527	126,255
Taxes receivable	90,495	89,924
SBIC investments	72,351	62,227
Equity investments without readily determinable fair values	64,944	63,280
Prepaid expenses	52,342	26,752
Equity warrants(2)	3,883	4,048
Equity investments with readily determinable fair values	1	1
Other receivables/assets	151,227	148,834
Total other assets	$1,219,599	$1,214,782
(1)	See Note 8. Leases for further details regarding the operating lease ROU assets.
(2)	See Note 10. Derivatives for information regarding equity warrants.
NOTE 8. LEASES
Operating Leases as a Lessee
Our lease expense is a component of “Occupancy expense” on our condensed consolidated statements of earnings. The following table presents the components of lease expense for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands)
Operating lease expense:
Fixed costs	$8,421	$9,042	$16,169	$17,521
Variable costs	30	36	65	59
Short-term lease costs	265	379	622	743
Sublease income	(533)	(1,077)	(1,245)	(2,153)
Net lease expense	$8,183	$8,380	$15,611	$16,170

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents supplemental cash flow information related to leases for the periods indicated:
	Six Months Ended June 30,
	2023	2022
	(In thousands)
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases	$18,247	$17,574
ROU assets obtained in exchange for lease obligations:
Operating leases	$9,706	$23,804
The following table presents supplemental balance sheet and other information related to operating leases as of the dates indicated:
	June 30, 2023	December 31, 2022
	(Dollars in thousands)
Operating leases:
Operating lease right-of-use assets, net	$119,527	$126,255
Operating lease liabilities	$140,234	$148,401
Weighted average remaining lease term (in years)	6.5	6.6
Weighted average discount rate	2.67%	2.64%
The following table presents the maturities of operating lease liabilities as of the date indicated:
June 30, 2023
(In thousands)
Period ending December 31,
2023	$15,258
2024	30,108
2025	26,515
2026	21,534
2027	15,376
Thereafter	47,451
Total operating lease liabilities	156,242
Less: Imputed interest	(16,008)
Present value of operating lease liabilities	$140,234
Operating Leases as a Lessor
We provide equipment financing to our customers through operating leases where we facilitate the purchase of equipment leased to our customers. The equipment is shown on the condensed consolidated balance sheets as “Equipment leased to others under operating leases” and is depreciated to its estimated residual value at the end of the lease term, shown as “Leased equipment depreciation” in the condensed consolidated statements of earnings, according to our fixed asset accounting policy. We receive periodic rental income payments under the leases, which are recorded as “Noninterest Income” in the condensed consolidated statements of earnings. The equipment is tested periodically for impairment. No impairment was recorded on “Equipment leased to others under operating leases” during the six months ended June 30, 2023 and 2022.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents the rental payments to be received on operating leases as of the date indicated:
June 30, 2023
(In thousands)
Period ending December 31,
2023	$23,089
2024	49,487
2025	39,952
2026	33,848
2027	25,786
Thereafter	79,739
Total undiscounted cash flows	$251,901
NOTE 9. BORROWINGS AND SUBORDINATED DEBT
Borrowings
The following table summarizes our borrowings as of the dates indicated:
	June 30, 2023		December 31, 2022
	Balance	Weighted Average Rate	Balance	Weighted Average Rate
	(Dollars in thousands)
Bank Term Funding Program	$4,910,000	4.38%	$—	—%
Repurchase agreement(1)	1,324,273	8.50%	—	—%
Credit-linked notes	123,065	15.77%	132,030	14.56%
FHLB secured advances	—	—%	1,270,000	4.62%
AFX short-term borrowings	—	—%	250,000	4.68%
FHLB unsecured overnight advance	—	—%	112,000	4.37%
Total borrowings	$6,357,338	5.46%	$1,764,030	5.36%
(1)	Balance is net of unamortized issuance costs of $14.3 million and $2.7 million of accrued exit fees. Rate calculation does not include the effects of issuance costs and exit fees.
The Bank has established secured and unsecured lines of credit under which it may borrow funds from time to time on a term or overnight basis from the FHLB, the FRBSF, and other financial institutions.
FHLB Secured Line of Credit. The Bank had secured financing capacity with the FHLB as of June 30, 2023 of $4.7 billion, collateralized by a blanket lien on $9.2 billion of qualifying loans and $21.6 million of securities. As of June 30, 2023, there were no balances outstanding. As of December 31, 2022, the balance outstanding was $1.3 billion, which consisted of an overnight advance and two term advances with maturity dates of January 2023 and February 2023.
FRBSF Secured Line of Credit. The Bank has a secured line of credit with the FRBSF. As of June 30, 2023, the Bank had secured borrowing capacity of $6.6 billion collateralized by liens covering $7.0 billion of qualifying loans and $1.4 billion of securities. As of June 30, 2023 and December 31, 2022, there were no balances outstanding.
FRBSF Bank Term Funding Program. In March of 2023, the Bank participated in the FRBSF Bank Term Funding Program. As of June 30, 2023, the Bank had secured borrowing capacity of $5.0 billion collateralized by the par value of pledged securities totaling $5.0 billion. As of June 30, 2023, the balance outstanding was $4.9 billion consisting of two term advances maturing in March 2024.
Repurchase Agreement. In March of 2023, the Bank entered into a repurchase agreement through which it borrowed $1.4 billion that was collateralized by loans with a principal balance of $2.1 billion. In connection with

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
this borrowing, the Bank incurred $17.9 million of issuance costs and accrued $0.4 million in exit fees. The repurchase agreement is to be repaid with collections on the underlying loans. The repurchase agreement has a term of 18 months, under which the interest rate is 8.50% for amounts outstanding during the first nine months and 8.75% for amounts outstanding during the last nine months. The Bank has the option to pay off the repurchase agreement after the first nine months. Per the terms of the agreement, a reserve account equal to 1.5% of the facility commitment amount was deposited with a third-party bank to be used for certain purposes. Any remaining funds will be returned to PacWest at the time of payoff or maturity of the facility. At June 30, 2023, the borrowing amount outstanding was $1.3 billion collateralized by loans with a principal balance of $2.1 billion.
Credit-Linked Notes. The notes were issued in five classes, each with an interest rate of SOFR plus a spread that ranges from 8.00% to 13.25%, with a weighted average spread of 10.70% at June 30, 2023. The notes are linked to the credit risk of an approximately $2.55 billion reference pool of previously purchased single-family residential mortgage loans at June 30, 2023. The notes are due June 27, 2052. Principal payments on the notes are based only on scheduled and unscheduled principal that is actually collected on these loans. The notes are reported at fair value of $123.1 million at June 30, 2023. See Note 12. Fair Value Option for additional information.
Federal Funds Arrangements with Commercial Banks. As of June 30, 2023, the Bank had unsecured lines of credit of $100.0 million in the aggregate with several correspondent banks for the purchase of overnight funds, subject to availability of funds. These lines are renewable annually and have no unused commitment fees. As of June 30, 2023 and December 31, 2022, there were no balances outstanding. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of June 30, 2023, there was no balance outstanding. As of December 31, 2022, the balance outstanding was $250.0 million, which consisted of $250.0 million in overnight borrowings.
Subordinated Debt
The following table summarizes the terms of each issuance of subordinated debt outstanding as of the dates indicated:
	June 30, 2023		December 31, 2022		Date Issued	Maturity Date	Rate Index (Quarterly Reset)(6)
Series	Balance	Rate(1)	Balance	Rate(1)
		(Dollars in thousands)
Subordinated notes, net(2)	$395,391	3.25%	$395,134	3.25%	4/30/2021	5/1/2031	Fixed rate(3)
Trust V	10,310	8.61%	10,310	7.84%	8/15/2003	9/17/2033	3-month LIBOR + 3.10
Trust VI	10,310	8.60%	10,310	7.82%	9/3/2003	9/15/2033	3-month LIBOR + 3.05
Trust CII	5,155	8.46%	5,155	7.69%	9/17/2003	9/17/2033	3-month LIBOR + 2.95
Trust VII	61,856	8.05%	61,856	7.16%	2/5/2004	4/23/2034	3-month LIBOR + 2.75
Trust CIII	20,619	7.24%	20,619	6.46%	8/15/2005	9/15/2035	3-month LIBOR + 1.69
Trust FCCI	16,495	7.15%	16,495	6.37%	1/25/2007	3/15/2037	3-month LIBOR + 1.60
Trust FCBI	10,310	7.10%	10,310	6.32%	9/30/2005	12/15/2035	3-month LIBOR + 1.55
Trust CS 2005-1	82,475	7.50%	82,475	6.72%	11/21/2005	12/15/2035	3-month LIBOR + 1.95
Trust CS 2005-2	128,866	7.25%	128,866	6.36%	12/14/2005	1/30/2036	3-month LIBOR + 1.95
Trust CS 2006-1	51,545	7.25%	51,545	6.36%	2/22/2006	4/30/2036	3-month LIBOR + 1.95
Trust CS 2006-2	51,550	7.25%	51,550	6.36%	9/27/2006	10/30/2036	3-month LIBOR + 1.95
Trust CS 2006-3(4)	28,118	5.30%	27,592	3.66%	9/29/2006	10/30/2036	3-month EURIBOR + 2.05
Trust CS 2006-4	16,470	7.25%	16,470	6.36%	12/5/2006	1/30/2037	3-month LIBOR + 1.95

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	June 30, 2023		December 31, 2022		Date Issued	Maturity Date	Rate Index (Quarterly Reset)(6)
Series	Balance	Rate(1)	Balance	Rate(1)
		(Dollars in thousands)
Trust CS 2006-5	6,650	7.25%	6,650	6.36%	12/19/2006	1/30/2037	3-month LIBOR + 1.95
Trust CS 2007-2	39,177	7.25%	39,177	6.36%	6/13/2007	7/30/2037	3-month LIBOR + 1.95
Total subordinated debt	935,297	5.60%	934,514	5.08%
Acquisition discount(5)	(64,919)		(67,427)
Net subordinated debt	$870,378		$867,087
(1)	Rates do not include the effects of discounts and issuance costs.
(2)	Net of unamortized issuance costs of $4.6 million.
(3)	Interest rate is fixed until May 1, 2026, when it changes to a floating rate and resets quarterly at a benchmark rate plus 252 basis points.
(4)	Denomination is in Euros with a value of €25.8 million.
(5)	Amount represents the fair value adjustment on trust preferred securities assumed in acquisitions.
(6)	On July 1, 2023, interest rate will transition to term SOFR plus the relevant spread adjustment as the applicable benchmark upon the cessation of LIBOR on June 30, 2023.
NOTE 10. DERIVATIVES
The following table presents the U.S. dollar notional amounts and fair values of our derivative instruments included in the condensed consolidated balance sheets as of the dates indicated:
	June 30, 2023		December 31, 2022
Derivatives Not Designated As Hedging Instruments	Notional Amount	Fair Value	Notional Amount	Fair Value
		(In thousands)
Derivative Assets:
Interest rate contracts	$107,169	$5,467	$108,451	$6,013
Foreign exchange contracts	37,118	2,292	37,029	1,801
Interest rate and economic contracts	144,287	7,759	145,480	7,814
Equity warrant assets	17,196	3,883	18,209	4,048
Total	$161,483	$11,642	$163,689	$11,862
Derivative Liabilities:
Interest rate contracts	$107,169	$5,328	$108,451	$5,825
Foreign exchange contracts	37,118	166	37,029	81
Total	$144,287	$5,494	$145,480	$5,906
For further information regarding our derivatives, see Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of the Form 10-K.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 11. COMMITMENTS AND CONTINGENCIES
The following table presents a summary of commitments described below as of the dates indicated:
	June 30, 2023	December 31, 2022
	(In thousands)
Loan commitments to extend credit	$5,845,375	$11,110,264
Standby letters of credit	300,557	320,886
Total	$6,145,932	$11,431,150
The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the condensed consolidated balance sheets. The contract or notional amounts of those instruments reflect the extent of involvement that the Company has in particular classes of financial instruments.
Commitments to extend credit are contractual agreements to lend to our customers when customers are in compliance with their contractual credit agreements and when customers have contractual availability to borrow under such agreements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The estimated exposure to loss from these commitments is included in the reserve for unfunded loan commitments, which amounted to $37.6 million at June 30, 2023 and $91.1 million at December 31, 2022.
Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. We provide standby letters of credit in conjunction with several of our lending arrangements and property lease obligations. Most guarantees expire within one year from the date of issuance. If a borrower defaults on its commitments subject to any letter of credit issued under these arrangements, we would be required to meet the borrower's financial obligation but would seek repayment of that financial obligation from the borrower. In some cases, borrowers have pledged cash and investment securities as collateral under these arrangements.
In addition, we invest in SBICs that call for capital contributions up to an amount specified in the partnership agreements, and in CRA-related loan pools. As of June 30, 2023 and December 31, 2022, we had commitments to contribute capital to these entities totaling $78.0 million and $76.9 million.
The following table presents the years in which commitments are expected to be paid for our commitments to contribute capital to SBICs and CRA-related loan pools as of the date indicated:
June 30, 2023
(In thousands)
Period ending December 31,
2023	$43,161
2024	34,869
Total	$78,030
Legal Matters
In the ordinary course of our business, the Company is party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon currently available information, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company’s financial statements or operations. The range of any reasonably possible liabilities is also not significant.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 12. FAIR VALUE OPTION
The Company may elect to report financial instruments and certain other items at fair value on an instrument-by-instrument basis with changes in fair value reported in earnings. The election is made upon the initial recognition of an eligible financial asset, financial liability, or firm commitment or when certain specified reconsideration events occur. The fair value election may not otherwise be revoked once an election is made. The changes in fair value are recorded in “Noninterest income” on the condensed consolidated statements of earnings. However, movements in debt valuation adjustments are reported as a component of “Accumulated other comprehensive (loss) income” on the condensed consolidated balance sheets. Debt valuation adjustments represent the portion of the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk.
Fair Value Option for Certain Debt Liabilities
The Company has elected the fair value option for the credit-linked notes issued in September 2022. The Company elected the fair value option because these exposures are considered to be structured notes, which are financial instruments that contain embedded derivatives. The notes are linked to the credit risk of an approximately $2.55 billion reference pool of previously purchased single-family residential mortgage loans. The principal balance of the credit-linked notes was $127.7 million at June 30, 2023. The carrying value of the credit-linked notes at June 30, 2023 was the estimated fair value of $123.1 million.
The following table presents the changes in fair value of the credit-linked notes for which the fair value option has been elected for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Credit-Linked Notes	2023	2022	2023	2022
	(In thousands)
Changes in fair value - gains (losses)	$(472)	$—	$1,526	$—
Changes in fair value - other comprehensive income	$4,057	$—	$4,057	$—
The following table provides information about the credit-linked notes carried at fair value as of the dates indicated:
Credit-Linked Notes	June 30, 2023	December 31, 2022
	(In thousands)
Carrying value reported on the consolidated balance sheets	$123,065	$132,030
Aggregate unpaid principal balance in excess of (less than) fair value	4,672	(911)
NOTE 13. FAIR VALUE MEASUREMENTS
The Company uses fair value to measure certain assets and liabilities on a recurring basis, primarily securities available-for-sale, derivatives, and certain debt liabilities. For assets measured at the lower of cost or fair value, the fair value measurement criteria may or may not be met during a reporting period and such measurements are therefore considered “nonrecurring” for purposes of disclosing our fair value measurements. Fair value is used on a nonrecurring basis to adjust carrying values for individually evaluated loans and leases and other real estate owned and also to record impairment on certain assets, such as goodwill, CDI, and other long-lived assets.
For information regarding the valuation methodologies used to measure our assets recorded at fair value (under ASC Topic 820), and for estimating fair value for financial instruments not recorded at fair value (under ASC Topic 825, as amended by ASU 2016-01 and ASU 2018-03), see Note 1. Nature of Operations and Summary of Significant Accounting Policies and Note 15. Fair Value Measurements to the Consolidated Financial Statements of the Company's Form 10-K.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The Company also holds SBIC investments measured at fair value using the NAV per share practical expedient that are not required to be classified in the fair value hierarchy. At June 30, 2023, the fair value of these investments was $72.4 million.
The following tables present information on the assets and liabilities measured and recorded at fair value on a recurring basis as of the dates indicated:
	Fair Value Measurements as of June 30, 2023
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,168,613	$—	$2,168,613	$—
U.S. Treasury securities	673,083	673,083	—	—
Agency commercial MBS	479,957	—	479,957	—
Agency residential CMOs	439,227	—	439,227	—
Municipal securities	342,789	—	342,789	—
Corporate debt securities	280,513	—	273,523	6,990
Private label residential CMOs	159,507	—	159,507	—
Collateralized loan obligations	104,823	—	104,823	—
Private label commercial MBS	23,200	—	23,200	—
Asset-backed securities	21,725	—	21,725	—
SBA securities	15,082	—	15,082	—
Total securities available-for-sale	$4,708,519	$673,083	$4,028,446	$6,990
Equity investments with readily determinable fair values	$1	$1	$—	$—
Derivatives(1):
Equity warrants	3,883	—	—	3,883
Interest rate and economic contracts	7,759	—	7,759	—
Derivative liabilities	5,494	—	5,494	—
Credit-linked notes	123,065	—	—	123,065
	Fair Value Measurements as of December 31, 2022
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Securities available-for-sale:
Agency residential MBS	$2,242,042	$—	$2,242,042	$—
U.S. Treasury securities	670,070	670,070	—	—
Agency commercial MBS	487,606	—	487,606	—
Agency residential CMOs	457,063	—	457,063	—
Municipal securities	339,326	—	339,326	—
Corporate debt securities	311,905	—	311,905	—
Private label residential CMOs	166,724	—	166,724	—
Collateralized loan obligations	102,261	—	102,261	—
Private label commercial MBS	26,827	—	26,827	—
Asset-backed securities	22,413	—	22,413	—
SBA securities	17,250	—	17,250	—
Total securities available-for-sale	$4,843,487	$670,070	$4,173,417	$—
Equity investments with readily determinable fair values	$1	$1	$—	$—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Fair Value Measurements as of December 31, 2022
Measured on a Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Derivatives(1):
Equity warrants	4,048	—	—	4,048
Interest rate and economic contracts	7,814	—	7,814	—
Derivative liabilities	5,906	—	5,906	—
Credit-linked notes	132,030	—	—	132,030
(1)	For information regarding derivative instruments, see Note 10. Derivatives.
During the six months ended June 30, 2023, there was a $36,000 transfer from Level 3 equity warrants to Level 1 equity investments with readily determinable fair values measured on a recurring basis. There was also an $8.8 million transfer of corporate debt securities from Level 2 to Level 3 during the six months ended June 30, 2023.
The following table presents information about quantitative inputs and assumptions used to determine the fair values provided by our third party pricing service for our Level 3 corporate debt securities available-for-sale measured at fair value on a recurring basis as of the date indicated:
	June 30, 2023 Corporate Debt Securities
Unobservable Inputs	Input or Range of Inputs	Weighted Average Input(1)
Spread to 10 Year Treasury	4.0% - 6.9%	5.5%
Discount rates	7.9% - 10.8%	9.4%
(1)	Unobservable inputs for corporate debt securities were weighted by the relative fair values of the instruments.
The following table presents information about quantitative inputs and assumptions used in the modified Black-Scholes option pricing model to determine the fair value for our Level 3 equity warrants measured at fair value on a recurring basis as of the date indicated:
	June 30, 2023 Equity Warrants
Unobservable Inputs	Range of Inputs	Weighted Average Input(1)
Volatility	19.8% - 153.3%	27.5%
Risk-free interest rate	4.1% - 5.5%	4.6%
Remaining life assumption (in years)	0.08 - 5.00	3.25
(1)	Unobservable inputs for equity warrants were weighted by the relative fair values of the instruments.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table summarizes activity for our Level 3 private label commercial MBS available-for-sale, equity warrants, and credit-linked notes measured at fair value on a recurring basis for the period indicated:
	Corporate Debt Securities	Equity Warrants	Credit-Linked Notes
	(In thousands)
Balance, December 31, 2022	$—	$4,048	$132,030
Total included in earnings	—	(457)	(1,526)
Total included in other comprehensive income (loss)	(1,760)	—	(4,057)
Issuances	—	390	—
Principal payments	—	—	(3,382)
Transfer from Level 2	8,750	—
Exercises and settlements	—	(62)	—
Transfers to Level 1 (equity investments with readily determinable fair values)	—	(36)	—
Balance, June 30, 2023	$6,990	$3,883	$123,065
Unrealized net gains (losses) for the period included in other comprehensive income for securities held at quarter-end	$(1,760)
The following tables present assets measured at fair value on a non-recurring basis as of the dates indicated:
	Fair Value Measurement as of June 30, 2023
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$25,122	$—	$21,882	$3,240
OREO	999	—	999	—
Total non-recurring	$26,121	$—	$22,881	$3,240
	Fair Value Measurement as of December 31, 2022
Measured on a Non-Recurring Basis	Total	Level 1	Level 2	Level 3
	(In thousands)
Individually evaluated loans and leases	$34,077	$—	$28,065	$6,012
OREO	47	—	47	—
Total non-recurring	$34,124	$—	$28,112	$6,012
The following table presents losses recognized on assets measured on a nonrecurring basis for the periods indicated:
Losses on Assets Measured on a Non-Recurring Basis	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(In thousands)
Individually evaluated loans and leases	$925	$1,569	$4,946	$1,584
OREO	158	—	158	—
Total losses	$1,083	$1,569	$5,104	$1,584

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents the valuation methodology and unobservable inputs for Level 3 assets measured at fair value on a nonrecurring basis as of the date indicated:
	June 30, 2023
Asset	Fair Value	Valuation Technique	Unobservable Inputs	Input or Range	Weighted Average
	(Dollars in thousands)
Individually evaluated
loans and leases	3,240	Third party appraisals	No discounts
Total non-recurring Level 3	$3,240
The following tables present carrying amounts and estimated fair values of certain financial instruments as of the dates indicated:
	June 30, 2023
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$208,300	$208,300	$208,300	$—	$—
Interest-earning deposits in financial institutions	6,489,847	6,489,847	6,489,847	—	—
Securities available-for-sale	4,708,519	4,708,519	673,083	4,028,446	6,990
Securities held-to-maturity	2,278,202	2,120,812	172,594	1,943,686	4,532
Investment in FHLB stock	17,250	17,250	—	17,250	—
Loans held for sale	478,146	480,432	—	480,432	—
Loans and leases held for investment, net	22,038,976	20,327,864	—	21,882	20,305,982
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	3,883	3,883	—	—	3,883
Interest rate and economic contracts	7,759	7,759	—	7,759	—
Servicing rights	1,085	1,085	—	—	1,085

Financial Liabilities:
Demand, checking, money market, and savings deposits	19,743,765	19,743,765	—	19,743,765	—
Time deposits	8,153,318	8,208,911	—	8,208,911	—
Borrowings	6,357,338	6,316,443	4,869,105	—	1,447,338
Subordinated debt	870,378	823,867	—	823,867	—
Derivative liabilities	5,494	5,494	—	5,494	—
	December 31, 2022
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Financial Assets:
Cash and due from banks	$212,273	$212,273	$212,273	$—	$—
Interest-earning deposits in financial institutions	2,027,949	2,027,949	2,027,949	—	—
Securities available-for-sale	4,843,487	4,843,487	670,070	4,173,417	—

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	December 31, 2022
	Carrying Amount	Estimated Fair Value
		Total	Level 1	Level 2	Level 3
	(In thousands)
Securities held-to-maturity	2,269,135	2,110,472	171,700	1,938,772	—
Investment in FHLB stock	34,290	34,290	—	34,290	—
Loans held for sale	65,076	65,501	—	65,501	—
Loans and leases held for investment, net	28,408,397	26,627,985	—	28,065	26,599,920
Equity investments with readily determinable fair values	1	1	1	—	—
Equity warrants	4,048	4,048	—	—	4,048
Interest rate and economic contracts	7,814	7,814	—	7,814	—
Servicing rights	633	633	—	—	633

Financial Liabilities:
Demand, checking, money market, and savings deposits	29,198,491	29,198,491	—	29,198,491	—
Time deposits	4,737,843	4,700,054	—	4,700,054	—
Borrowings	1,764,030	1,764,037	882,000	750,007	132,030
Subordinated debt	867,087	870,534	—	870,534	—
Derivative liabilities	5,906	5,906	—	5,906	—
Limitations
Fair value estimates are made at a specific point in time and are based on relevant market information and information about the financial instrument. These estimates do not reflect income taxes or any premium or discount that could result from offering for sale at one time the Company’s entire holdings of a particular financial instrument. Because no market exists for a portion of the Company’s financial instruments, fair value estimates are based on what management believes to be reasonable judgments regarding expected future cash flows, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimated fair values are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates. Since the fair values have been estimated as of June 30, 2023, the amounts that will actually be realized or paid at settlement or maturity of the instruments could be significantly different.
NOTE 14. EARNINGS PER COMMON SHARE
The following table presents the computations of basic and diluted net earnings per common share for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Dollars in thousands, except per share data)
Basic Earnings Per Common Share:
Net (loss) earnings	$(197,414)	$122,360	$(1,392,838)	$242,488
Less: Preferred stock dividends	(9,947)	—	(19,894)	—
Net (loss) earnings available to common stockholders	(207,361)	122,360	(1,412,732)	242,488
Less: Earnings allocated to unvested restricted stock(1)	82	(2,351)	(238)	(4,389)
Net (loss) earnings allocated to common shares	$(207,279)	$120,009	$(1,412,970)	$238,099
Weighted-average basic shares and unvested restricted stock outstanding	120,275	120,022	120,257	119,810

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Dollars in thousands, except per share data)
Less: Weighted-average unvested restricted stock outstanding	(2,020)	(2,460)	(2,163)	(2,354)
Weighted-average basic shares outstanding	118,255	117,562	118,094	117,456
Basic (loss) earnings per common share	$(1.75)	$1.02	$(11.96)	$2.03

Diluted Earnings Per Common Share:
Net (loss) earnings allocated to common shares	$(207,279)	$120,009	$(1,412,970)	$238,099
Weighted-average diluted shares outstanding	118,255	117,562	118,094	117,456
Diluted (loss) earnings per common share	$(1.75)	$1.02	$(11.96)	$2.03
(1)	Represents cash dividends paid to holders of unvested restricted stock, net of forfeitures, plus undistributed earnings amounts available to holders of unvested restricted stock, if any.
NOTE 15. REVENUE FROM CONTRACTS WITH CUSTOMERS
Disaggregation of Revenue
The following table presents interest income and noninterest income, the components of total revenue, as disclosed in the condensed consolidated statements of earnings and the related amounts which are from contracts with customers within the scope of ASC Topic 606, “Revenue from Contracts with Customers,” for the periods indicated. As illustrated here, substantially all of our revenue is specifically excluded from the scope of ASC Topic 606.
	Three Months Ended June 30, 2023
	2023		2022
	Total Recorded Revenue	Revenue from Contracts with Customers	Total Recorded Revenue	Revenue from Contracts with Customers
	(In thousands)
Total Interest Income	$539,888	$—	$350,518	$—
Noninterest Income:
Service charges on deposit accounts	4,315	4,315	3,634	3,634
Other commissions and fees	11,241	4,124	10,813	4,001
Leased equipment income	22,387	—	12,335	—
(Loss) gain on sale of loans	(158,881)	—	12	—
Loss on sale of securities	—	—	(1,209)	—
Dividends and gains on equity investments	2,658	—	4,097	—
Warrant (loss) income	(124)	—	1,615	—
LOCOM HFS adjustment	(11,943)	—	—	—
Other income	2,265	240	3,049	65
Total noninterest (loss) income	(128,082)	8,679	34,346	7,700
Total Revenue	$411,806	$8,679	$384,864	$7,700

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
The following table presents revenue from contracts with customers based on the timing of revenue recognition for the periods indicated:
	Three Months Ended June 30,
	2023	2022
	(In thousands)
Products and services transferred at a point in time	$3,849	$3,771
Products and services transferred over time	4,830	3,929
Total revenue from contracts with customers	$8,679	$7,700
	Six Months Ended June 30,
	2023		2022
	Total Recorded Revenue	Revenue from Contracts with Customers	Total Recorded Revenue	Revenue from Contracts with Customers
	(In thousands)
Total Interest Income	$1,057,676	$—	$673,422	$—
Noninterest Income:
Service charges on deposit accounts	7,888	7,888	7,205	7,205
Other commissions and fees	21,585	8,555	22,393	7,774
Leased equipment income	36,244	—	25,429	—
(Loss) gain on sale of loans	(155,919)	—	72	—
Loss on sale of securities	—	—	(1,105)	—
Dividends and (losses) gains on equity investments	3,756	—	(7,278)	—
Warrant (loss) income	(457)	—	2,244	—
LOCOM HFS adjustment	(11,943)	—	—	—
Other income	7,155	510	6,204	63
Total noninterest (loss) income	(91,691)	16,953	55,164	15,042
Total Revenue	$965,985	$16,953	$728,586	$15,042
The following table presents revenue from contracts with customers based on the timing of revenue recognition for the periods indicated:
	Six Months Ended June 30,
	2023	2022
	(In thousands)
Products and services transferred at a point in time	$8,201	$7,697
Products and services transferred over time	8,752	7,345
Total revenue from contracts with customers	$16,953	$15,042
Contract Balances
The following table provides information about receivables, contract assets, and contract liabilities from contracts with customers as of the dates indicated:
	June 30, 2023	December 31, 2022
	(In thousands)
Receivables, which are included in “Other assets”	$1,548	$1,403
Contract liabilities, which are included in “Accrued interest payable and other liabilities”	$453	$488

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
Contract liabilities relate to advance consideration received from customers for which revenue is recognized over the life of the contract. The change in contract liabilities for the six months ended June 30, 2023 due to revenue recognized that was included in the contract liability balance at the beginning of the period was $35,000.
NOTE 16. STOCKHOLDERS' EQUITY
Stock-Based Compensation
At the annual meeting of stockholders held on May 11, 2021, the Company's stockholders approved the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “Amended and Restated 2017 Plan”). The Company’s Amended and Restated 2017 Plan permits stock-based compensation awards to officers, directors, employees, and consultants and will remain in effect until December 31, 2026. The Amended and Restated 2017 Plan authorizes grants of stock-based compensation instruments to issue up to 6,650,000 shares. As of June 30, 2023, there were 1,869,341 shares available for grant under the Amended and Restated 2017 Plan.
Restricted Stock
Restricted stock amortization totaled $7.7 million and $9.0 million for the three months ended June 30, 2023 and 2022 and $12.7 million and $16.5 million for the six months ended June 30, 2023 and 2022. Such amounts are included in “Compensation expense” on the condensed consolidated statements of earnings. The amount of unrecognized compensation expense related to unvested TRSAs and PRSUs as of June 30, 2023 totaled $55.3 million.
Time-Based Restricted Stock Awards
At June 30, 2023, there were 1,626,235 shares of unvested TRSAs outstanding. TRSAs generally vest ratably over a service period of three or four years from the date of the grant or immediately upon death of an employee. Compensation expense related to TRSAs is based on the fair value of the underlying award on the grant date and is recognized over the vesting period using the straight-line method.
Performance-Based Restricted Stock Units
At June 30, 2023, there were 656,049 units of unvested PRSUs that have been granted. The PRSUs will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. The shares underlying the PRSUs are not considered issued and outstanding until they vest. PRSUs are granted and initially expensed based on a target number. The number of shares that will ultimately vest based on actual performance will range from zero to a maximum of 200% of target.
Compensation expense related to PRSUs is based on the fair value of the underlying award on the grant date and is amortized over the vesting period using the straight-line method unless it is determined that: (1) attainment of the financial metrics is less than probable, in which case a portion or all of the amortization is suspended, or (2) attainment of the financial metrics is improbable, in which case a portion or all of the previously recognized amortization is reversed and also suspended. If it is determined that attainment of a financial measure higher than target is probable, the amortization will increase to up to 200% of the target amortization amount. Annual PRSU expense may vary during the three-year performance period based upon changes in management's estimate of the number of shares that may ultimately vest. In the case where the performance target for the PRSU is based on a market condition (such as total shareholder return), the amortization is neither reversed nor suspended if it is subsequently determined that the attainment of the performance target is less than probable or improbable and the employee continues to meet the service requirement of the award.
Preferred Stock
At June 30, 2023, our preferred stock of $498.5 million represents 20,530,000 depositary shares (the “Depositary Shares”), each representing a 1/40th ownership interest in a share of the Company’s 7.75% fixed rate reset non-cumulative, non-convertible, perpetual preferred stock, Series A, par value $0.01 per share (the

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
“Series A preferred stock”), with a liquidation preference of $1,000 per share of Series A preferred stock (equivalent to $25.00 per Depositary Share). The Series A preferred stock qualifies as Tier 1 capital for purposes of regulatory capital calculations. The Series A preferred stock is perpetual and has no maturity date.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
NOTE 17. RECENTLY ISSUED ACCOUNTING STANDARDS
Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2022-03, Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions
This standard clarifies that a contractual sale restriction is not considered in measuring an equity security at fair value. The standard also clarifies that an entity cannot recognize a contractual sale restriction as a separate unit of account, such as a contra-asset or liability. The standard requires new disclosures for all entities with equity securities subject to contractual sales restrictions. Additionally, early adoption is permitted.
January 1, 2024
The Company does not take into account contractual sale restrictions in determining the fair value of its equity securities. The Company expects that this standard will not have a material impact on its consolidated financial statements.

Standard	Description	Effective Date	Effect on the Financial Statements or Other Significant Matters
ASU 2023-02, Investments - Equity Method and Joint Ventures (Topic 323): Accounting for Investments in Tax Credit Structures Using the Proportional Amortization Method (a consensus of the Emerging Issues Task Force)

This standard expands the proportional amortization method to account for investments in all tax credit structures. That accounting method was previously allowed only for low-income housing tax credit (“LIHTC”) investments, but now is available, by election, to all community development tax credit investment reporting that meets five conditions. Under the new guidance, reporting entities can make accounting policy elections on a tax-credit-program-by-tax-credit-program basis, rather than for individual investments or at the reporting entity level. Additionally, early adoption is permitted.
		January 1, 2024	The Company is evaluating the impact of this standard on its consolidated financial statements.

PACWEST BANCORP AND SUBSIDIARIES
Notes to Condensed Consolidated Financial Statements (Unaudited)
NOTE 18. SUBSEQUENT EVENTS
Banc of California, Inc. Merger Agreement
On July 25, 2023, PacWest announced the signing of a definitive agreement and plan of merger whereby PacWest will merge with Banc of California, Inc. (“Banc” and following the merger, the “combined company”) (the “merger”). Upon the terms and subject to the conditions set forth in the merger agreement, at closing each share of common stock of PacWest issued and outstanding immediately prior to the closing (subject to certain exceptions) will be converted into the right to receive 0.6569 of a share of common stock of Banc. In addition, in connection with the closing, each share of Series A preferred stock will be converted into the right to receive one share of a newly created series of preferred stock of Banc having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of the Series A preferred stock. Concurrently with its entry into the merger agreement, Banc entered into separate investment agreements with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. (the “Centerbridge Investors” and collectively with the Warburg Investors, the “Investors”) to invest, substantially concurrently with the merger closing, in an aggregate of $400 million of shares of Banc common stock and Banc non-voting, common-equivalent stock, and Banc will issue to the investing parties warrants to purchase approximately 18.9 million shares of Banc non-voting, common-equivalent stock or shares of Banc common stock (collectively, the “equity investments”).
Banc, headquartered in Santa Ana, California, is the parent of Banc of California, N.A., with $9.37 billion in assets with 33 offices including 27 full-service branches throughout Southern California at June 30, 2023. In connection with the merger, Banc of California, N.A. will merge with and into Pacific Western Bank, which will take the Banc of California name and apply to become a Federal Reserve member.
The merger, which was approved by the PacWest and Banc boards of directors, is expected to close in the fourth quarter of 2023 or first quarter of 2024 and is subject to certain closing conditions, including the closing of the investments described above occurring substantially concurrently with the merger closing, receipt of required regulatory approvals and requisite approval by the stockholders of each company.
Common Stock Dividends
On August 2, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.01 per common share. The cash dividend is payable on August 31, 2023 to stockholders of record at the close of business on August 15, 2023.
Preferred Stock Dividends
On August 2, 2023, the Company announced that the Board of Directors had declared a quarterly cash dividend of $0.4845 per Depositary Share. The cash dividend is payable on September 1, 2023 to stockholders of record at the close of business on August 15, 2023.
The Company has evaluated events that have occurred subsequent to June 30, 2023 and have concluded there are no other subsequent events that would require recognition in the accompanying condensed consolidated financial statements.

ITEM 2.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Forward-Looking Information
This Form 10-Q contains certain “forward-looking statements” about the Company and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, goals, and projections and including statements about our expectations regarding our operating expenses, profitability, allowance for loan and lease losses, net interest margin, net interest income, deposit growth, loan and lease portfolio growth and production, acquisitions, maintaining capital adequacy, liquidity, goodwill, and interest rate risk management. All statements contained in this Form 10-Q that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. All forward-looking statements (including statements regarding future financial and operating results and future transactions and their results) involve risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance or achievements. Actual results could differ materially from those contained or implied by such forward-looking statements for a variety of factors, including without limitation:
•
compression of the net interest margin due to changes in the interest rate environment, forward yield curves, loan products offered, spreads on newly originated loans and leases, changes in our asset or liability mix, and/or changes to the cost of deposits and borrowings;

•
risks related to the proposed merger with Banc of California, Inc. (“Banc”) including, among others, (i) the risk that the proposed merger may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed merger, including obtaining the requisite approval of the PacWest stockholders and Banc stockholders within the time period provided in the merger agreement; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement or the related investment agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed merger; (v) the effect of the announcement or pendency of the proposed merger on PacWest’s and Banc’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of PacWest and Banc; (vii) potential difficulties in retaining PacWest and Banc customers and employees as a result of the proposed transaction; (viii) diversion of management’s attention from ongoing business operations and opportunities; and (ix) certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;

•
weaker than expected general business and economic conditions, including a recession, could adversely affect the Company's revenues, the values of its assets and liabilities, negatively impact loan and deposit growth, and may impact our borrowers ability to repay their loans;

•	the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks, the safety of deposits, and depositor behavior;
•	ability to compete effectively against other financial service providers in our markets;
•
uncertainty in U.S. fiscal monetary policy, including the interest rate policies of the Federal Reserve Board, and volatility and disruption in credit and capital markets could adversely affect the Company's revenues and the value of its assets and liabilities, lead to a tightening of credit, and increase stock price volatility;

•	changes in credit quality and the effect of credit quality and the current expected credit loss accounting standard on our provision for credit losses and allowance for credit losses;
•	our ability to attract deposits and other sources of funding or liquidity, particularly in a rising or high interest rate environment, and the quality and composition of our deposits;
•	our ability to efficiently manage our liquidity;
•	the need to increase capital for strategic or regulatory reasons;

•	impact of the benchmark interest rate reform in the U.S. including the transition away from the U.S. dollar London Inter-bank Offering Rate (“LIBOR”) to alternative reference rates;
•	reduced demand for our services due to strategic or regulatory reasons or reduced demand for our products due to legislative changes such as new rent control laws;
•	our ability to successfully execute on initiatives relating to enhancements of our technology infrastructure, including client-facing systems and applications;
•	legislative or regulatory requirements or changes, including an increase of capital requirements, and increased political and regulatory uncertainty;
•	the impact on our reputation and business from our interactions with business partners, counterparties, service providers and other third parties;
•	the impact of climate change, public health issues, natural or man-made disasters such as wildfires, droughts and earthquakes, all of which are particularly common in California;
•	higher than anticipated increases in operating expenses;
•	lower than expected dividends paid from the Bank to the holding company;
•	the effectiveness of our risk management framework and quantitative models;
•
the costs and effects of legal, compliance, and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews;

•
the impact of changes made to tax laws or regulations affecting our business, including the disallowance of tax benefits by tax authorities and/or changes in tax filing jurisdictions or entity classifications; and

•
our success at managing risks involved in the foregoing items and all other risk factors described in our audited consolidated financial statements, and other risk factors described in this Form 10-Q and other documents filed or furnished by PacWest with the SEC.

All forward-looking statements included in this Form 10-Q are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.
Overview
PacWest Bancorp, a Delaware corporation, is a bank holding company registered under the BHCA and headquartered in Los Angeles, California, with an executive office in Denver, Colorado. Our principal business is to serve as the holding company for our wholly-owned subsidiary, Pacific Western Bank. References to “Pacific Western” or the “Bank” refer to Pacific Western Bank together with its wholly-owned subsidiaries. References to “we,” “us,” or the “Company” refer to PacWest Bancorp together with its subsidiaries on a consolidated basis. When we refer to “PacWest” or to the “holding company,” we are referring to PacWest Bancorp, the parent company, on a stand-alone basis.
The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
In managing the top line of our business, we focus on loan growth, loan yield, deposit cost, and net interest margin. Net interest income, on a year-to-date basis in 2023, accounted for 124.5% of net revenue (net interest income plus noninterest income).
At June 30, 2023, the Company had total assets of $38.3 billion, including $22.7 billion of total loans and leases, net of deferred fees, $4.7 billion of securities available-for-sale, $2.3 billion of securities held-to-maturity, and $6.5 billion of interest-earning deposits in financial institutions compared to $41.2 billion of total assets at

December 31, 2022, including $28.7 billion of total loans and leases, net of deferred fees, $4.8 billion of securities available-for-sale, $2.3 billion securities held-to-maturity, and $2.0 billion of interest-earning deposits in financial institutions. The $2.9 billion decrease in total assets since year-end was due primarily to a $5.9 billion decrease in loans and leases, net of deferred fees, attributable mainly to loan sales, and a $1.4 billion decrease in goodwill, offset partially by a $4.5 billion increase in interest-earning deposits in financial institutions. See “- Recent Events” for discussion regarding the Company's loan sales during the three months ended June 30, 2023.
At June 30, 2023, the Company had total liabilities of $35.8 billion, including total deposits of $27.9 billion and borrowings of $6.4 billion, compared to $37.3 billion of total liabilities at December 31, 2022, including $33.9 billion of total deposits and $1.8 billion borrowings. The $1.5 billion decrease in total liabilities since year-end was due mainly to a $6.0 billion decrease in deposits, offset partially by an increase of $4.6 billion in borrowings, attributable mainly to the $4.9 billion of borrowings made under the Bank Term Funding Program in March 2023.
At June 30, 2023, the Company had total stockholders' equity of $2.5 billion compared to $3.9 billion at December 31, 2022. The $1.4 billion decrease in stockholders' equity since year-end was due mainly to the net loss of $1.4 billion for the six months ended June 30, 2023 attributable primarily to a $1.4 billion goodwill impairment charge in the first quarter of 2023. Our consolidated common equity Tier 1 (CET1), Tier 1 capital and Total capital ratios increased to 11.16%, 13.70%, and 17.61% at June 30, 2023 due primarily to a decrease in risk-weighted assets.
Recent Events
Loan Sales and Loans Held for Sale
In the second quarter of 2023, we executed on our strategic plan to divest non-core loan portfolios which included selling:
•	National Construction portfolio, including $2.6 billion of loans and $2.3 billion of unfunded commitments
•	Lender Finance portfolio, including $2.1 billion of loans and $0.2 billion of unfunded commitments
•	A portion of the Civic portfolio, including $521 million of loans and $24 million of unfunded commitments
The Lender Finance portfolio was reported as held for sale at March 31, 2023, and this sale reduced the loans held for sale balance in the second quarter. We recorded loan fair value loss adjustments of $171.0 million in the second quarter related to the loans sold and LOCOM HFS adjustments for the loans reported as held for sale at June 30, 2023. We also recorded unfunded commitments fair value loss adjustments of $106.8 million for the unfunded commitments sold. We recorded Civic loan sale charge-offs of $22.4 million related to the sold Civic loans.
The loans held for sale balance at June 30, 2023 was $478.1 million and consisted of National Construction, Lender Finance, and Civic loans. In July 2023, approximately $285 million of this balance was sold with minimal gain/loss.
Banc of California, Inc. Merger Agreement
On July 25, 2023, PacWest announced the signing of a definitive agreement and plan of merger whereby PacWest will merge with Banc of California, Inc. (“Banc” and following the merger, the “combined company”) (the “merger”). Upon the terms and subject to the conditions set forth in the merger agreement, at closing each share of common stock of PacWest issued and outstanding immediately prior to the closing (subject to certain exceptions) will be converted into the right to receive 0.6569 of a share of common stock of Banc. In addition, in connection with the closing, each share of Series A preferred stock will be converted into the right to receive one share of a newly created series of preferred stock of Banc having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of the Series A preferred stock. Concurrently with its entry into the merger agreement, Banc entered into separate investment agreements with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. (the “Centerbridge Investors” and collectively with the Warburg Investors, the “Investors”) to invest, substantially concurrently with the merger closing, in an aggregate of $400 million of shares of Banc common stock and Banc non-voting, common-equivalent stock, and Banc will issue to the investing parties warrants to purchase approximately 18.9 million shares of Banc non-voting, common-equivalent stock or shares of Banc common stock (collectively, the “equity investments”).
Banc, headquartered in Santa Ana, California, is the parent of Banc of California, N.A., with $9.37 billion in assets with 33 offices including 27 full-service branches located throughout Southern California at June 30, 2023. In connection with the merger, Banc of California, N.A. will merge with and into Pacific Western Bank, which will take the Banc of California name and apply to become a Federal Reserve member.
The merger, which was approved by the PacWest and Banc boards of directors, is expected to close in the fourth quarter of 2023 or first quarter of 2024 and is subject to certain closing conditions, including the closing of the investments described above occurring substantially concurrently with the merger closing, receipt of required regulatory approvals and requisite approval by the stockholders of each company.
These recent events, and the ongoing news coverage of these events, has increased certain risks and uncertainties related to our business and future prospects. See also the updated “Risk Factors” section disclosed in Part II, Item 1A of this quarterly report on Form 10-Q.
Key Performance Indicators
Among other factors, our operating results generally depend on the following key performance indicators:
The Level of Net Interest Income
Net interest income is the excess of interest earned on our interest-earning assets over the interest paid on our interest-bearing liabilities. Net interest margin is net interest income (annualized if related to a quarterly period) expressed as a percentage of average interest-earning assets. Tax equivalent net interest income is net interest income increased by an adjustment for tax-exempt interest on certain loans and investment securities based on a 21% federal statutory tax rate. Tax equivalent net interest margin is calculated as tax equivalent net interest income divided by average interest-earning assets.
Net interest income is affected by changes in both interest rates and the volume of average interest-earning assets and interest-bearing liabilities. Our primary interest-earning assets are loans and investment securities, and our primary interest-bearing liabilities are deposits and borrowings. While our deposit balances will fluctuate depending on our customers’ liquidity and cash flow, market conditions, and competitive pressures, we seek to minimize the impact of these variances by attracting a high percentage of noninterest-bearing deposits. During 2023 and 2022, our net interest margin was negatively impacted because we accessed the wholesale funding market to replace outflows of non-brokered deposits. Our net interest margin and level of net interest income will be negatively impacted by the sale of the three non-core loan portfolios in the second quarter of 2023. Our current priorities are to increase customer deposits to replace wholesale deposits, which will reduce our interest expense, and to reduce operating expenses to offset the expected lower interest income as a result of the loan portfolio sales.
Loan and Lease Production
We actively seek new lending opportunities under an array of lending products. Our lending activities include real estate mortgage loans, real estate construction and land loans, commercial loans and leases, and a small amount of consumer lending. Our commercial real estate loans and real estate construction loans are secured by a range of property types. Our commercial loans and leases portfolio is diverse and generally includes various asset-secured loans, equipment-secured loans and leases, venture capital loans to support venture capital firms’ operations and the operations of entrepreneurial and venture-backed companies during the various phases of their early life cycles, and secured business loans. In January 2023, we announced that we were slowing loan growth to preserve capital and strengthen our balance sheet, including winding down our premium finance and multi-family lending groups in the fourth quarter of 2022. In addition, as noted above under “Recent Events—Loan Sales and Loans Held for Sale,” during the second quarter of 2023, we executed on our strategic plan to divest non-core loan portfolios which included selling our National Construction portfolio, Lender Finance portfolio, and a portion of our Civic portfolio.
Our loan origination process emphasizes credit quality. On occasion, to augment our internal loan production, we have purchased loans such as multi-family loans from other banks, private student loans from third-party lenders, and single-family residential mortgage loans. These loan purchases help us manage the concentrations in our portfolio as they diversify the geographic, interest-rate risk, credit risk, and product composition of our loan portfolio. Achieving net loan growth is subject to many factors, including maintaining strict credit standards, competition from other lenders, and borrowers that opt to prepay loans.
The Magnitude of Credit Losses
We emphasize credit quality in originating and monitoring our loans and leases, and we measure our success by the levels of our classified loans and leases, nonaccrual loans and leases, and net charge-offs. We maintain an allowance for credit losses on loans and leases, which is the sum of the allowance for loan and lease losses and the reserve for unfunded loan commitments. Provisions for credit losses are charged to operations as and when needed for both on and off-balance sheet credit exposures. Loans and leases that are deemed uncollectable are charged off and deducted from the allowance for loan and lease losses. Recoveries on loans and leases previously charged off are added to the allowance for loan and lease losses. The provision for credit losses on the loan and lease portfolio is based on our allowance methodology, which considers the impact of assumptions and is reflective of historical experience, economic forecasts viewed to be reasonable and supportable by management, the current loan and lease composition, and relative credit risks known as of the balance sheet date. For originated and acquired credit-deteriorated loans, a provision for credit losses may be recorded to reflect credit deterioration after the origination date or after the acquisition date, respectively.
We regularly review loans and leases to determine whether there has been any deterioration in credit quality resulting from borrower operations or changes in collateral value or other factors which may affect collectability of our loans and leases. Changes in economic conditions, such as the rate of economic growth, the unemployment rate, rate of inflation, increases in the general level of interest rates, declines in real estate values, changes in commodity prices, and adverse conditions in borrowers’ businesses, could negatively impact our borrowers and cause us to adversely classify loans and leases. An increase in classified loans and leases generally results in increased provisions for credit losses and an increased allowance for credit losses. Any deterioration in the commercial real estate market may lead to increased provisions for credit losses because our loans are concentrated in commercial real estate loans.
The Level of Noninterest Expense
Our noninterest expense includes fixed and controllable overhead, the largest components of which are compensation and occupancy expense. It also includes costs that tend to vary based on the volume of activity, such as loan and lease production and the number and complexity of foreclosed assets. We measure success in controlling both fixed and variable costs through monitoring of the efficiency ratio, which is calculated by dividing noninterest expense (less intangible asset amortization, net foreclosed assets expense (income), goodwill impairment, and acquisition, integration and reorganization costs) by net revenues (the sum of tax equivalent net interest income plus noninterest income, less gain (loss) on sale of securities and gain (loss) on sales of assets other than loans and leases).

The following table presents the calculation of our efficiency ratio for the periods indicated:
		Three Months Ended June 30,		Six Months Ended June 30,
Efficiency Ratio		2023	2022	2023	2022
		(Dollars in thousands)
Noninterest expense		$320,437	$183,645	$1,893,440	$351,071
Less:	Intangible asset amortization	2,389	3,649	4,800	7,298
	Foreclosed assets (income) expense, net	2	(28)	365	(3,381)
	Goodwill impairment	—	—	1,376,736	—
	Acquisition, integration and reorganization costs	12,394	—	20,908	—
	Noninterest expense used for efficiency ratio	305,652	180,024	490,631	347,154
Less:	Unfunded commitments fair value loss adjustments	106,767	—	106,767	—
	Noninterest expense used for adjusted efficiency ratio	$198,885	$180,024	$383,864	$347,154

Net interest income (tax equivalent)		$186,076	$327,801	$467,692	$640,452
Noninterest (loss) income		(128,082)	34,346	(91,691)	55,164
	Net revenues	57,994	362,147	376,001	695,616
Less:	Loss on sale of securities	—	(1,209)	—	(1,105)
	Net revenues used for efficiency ratio	57,994	363,356	376,001	696,721
Add:	Loan fair value loss adjustments	170,971	—	170,971	—
	Net revenues used for adjusted efficiency ratio	$228,965	$363,356	$546,972	$696,721

Efficiency ratio(1)		527.0%	49.5%	130.5%	49.8%
Adjusted efficiency ratio(2)		86.9%	49.5%	70.2%	49.8%
(1)	Noninterest expense used for efficiency ratio divided by net revenues used for efficiency ratio.
(2)	Noninterest expense used for adjusted efficiency ratio divided by net revenues used for adjusted efficiency ratio.
Critical Accounting Policies and Estimates
Our accounting policies are fundamental to understanding management’s discussion and analysis of results of operations and financial condition. We identify critical policies and estimates as those that require management to make particularly difficult, subjective, and/or complex judgments about matters that are inherently uncertain and because of the likelihood that materially different amounts would be reported under different conditions or using different assumptions. These policies and estimates relate to the allowance for credit losses on loans and leases held for investment, the carrying value of goodwill and other intangible assets, and the realization of deferred income tax assets and liabilities.
Our critical accounting policies and estimates are described in Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations included in our Form 10-K.

Non-GAAP Measurements
We use certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company’s operational performance and to enhance investors’ overall understanding of such financial performance. The methodology for determining these non-GAAP measures may differ among companies. We used the following non-GAAP measures in this Form 10-Q:
•
Return on average tangible common equity, tangible common equity ratio, and tangible book value per common share: Given that the use of these measures is prevalent among banking regulators, investors, and analysts, we disclose them in addition to the related GAAP measures of return on average equity, equity to assets ratio, and book value per common share, respectively. The reconciliations of these non-GAAP measurements to the GAAP measurements are presented in the following tables for and as of the periods presented.

		Three Months Ended June 30,		Six Months Ended June 30,
Return on Average Tangible Common Equity		2023	2022	2023	2022
		(Dollars in thousands)
Net (loss) earnings		$(197,414)	$122,360	$(1,392,838)	$242,488

(Loss) earnings before income taxes		$(264,443)	$163,126	$(1,524,783)	$325,235
Add:	Goodwill impairment	—	—	1,376,736	—
Add:	Intangible asset amortization	2,389	3,649	4,800	7,298
	Adjusted (loss) earnings before income taxes	(262,054)	166,775	(143,247)	332,533
Adjusted income tax (benefit) expense(1)		(66,300)	41,694	(45,839)	84,463
	Adjusted net (loss) earnings	(195,754)	125,081	(97,408)	248,070
Less:	Preferred stock dividends	9,947	—	19,894	—
	Adjusted net (loss) earnings available to common stockholders	$(205,701)	$125,081	$(117,302)	$248,070

Average stockholders' equity		$2,719,372	$3,652,368	$3,355,495	$3,749,386
Less:	Average intangible assets	27,824	1,445,333	706,072	1,447,184
Less:	Average preferred stock	498,516	137,100	498,516	68,929
	Average tangible common equity	$2,193,032	$2,069,935	$2,150,907	$2,233,273

Return on average equity(2)		(29.12)%	13.44%	(83.71)%	13.04%
Return on average tangible common equity(3)		(37.62)%	24.24%	(11.00)%	22.40%
(1)
Effective tax rates of 25.3% and 25.0% used for the three months ended June 30, 2023 and 2022. Adjusted effective tax rate of 32.0% used for the six months ended June 30, 2023; effective tax rate of 25.4% used for the six months ended June 30, 2022.

(2)	Annualized net (loss) earnings divided by average stockholders' equity.
(3)	Annualized adjusted net earnings available to common stockholders divided by average tangible common equity.
	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted Return on Average Tangible Common Equity	2023	2022	2023	2022
	(Dollars in thousands)
(Loss) earnings before income taxes	$(264,443)	$163,126	$(1,524,783)	$325,235
Add: Goodwill impairment	—	—	1,376,736	—
Add: Intangible asset amortization	2,389	3,649	4,800	7,298
Add: Acquisition, integration, and reorganization costs	12,394	—	20,908	—
Add: Loan fair value loss adjustments	170,971	—	170,971	—
Add: Unfunded commitments fair value loss adjustments	106,767	—	106,767	—
Add: Civic loan sale charge-offs	22,446	—	22,446	—

	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted Return on Average Tangible Common Equity	2023	2022	2023	2022
	(Dollars in thousands)
Adjusted earnings before income taxes	50,524	166,775	177,845	332,533
Adjusted income tax expense(1)	12,783	41,694	56,910	84,463
Adjusted net earnings	37,741	125,081	120,935	248,070
Less: Preferred stock dividends	9,947	—	19,894	—
Adjusted net earnings available to common stockholders	$27,794	$125,081	$101,041	$248,070

Average stockholders' equity	$2,719,372	$3,652,368	$3,355,495	$3,749,386
Less: Average intangible assets	27,824	1,445,333	706,072	1,447,184
Less: Average preferred stock	498,516	137,100	498,516	68,929
Average tangible common equity	$2,193,032	$2,069,935	$2,150,907	$2,233,273

Adjusted return on average tangible common equity(2)	5.08%	24.24%	9.47%	22.40%
(1)
Effective tax rates of 25.3% and 25.0% used for the three months ended June 30, 2023 and 2022. Adjusted effective tax rate of 32.0% used for the six months ended June 30, 2023; effective tax rate of 25.4% used for the six months ended June 30, 2022.

(2)	Annualized adjusted net earnings available to common stockholders divided by average tangible common equity.
Tangible Common Equity Ratio and Tangible Book Value Per Common Share	June 30, 2023	December 31, 2022
	(Dollars in thousands, except per share data)
Stockholders’ equity	$2,533,195	$3,950,531
Less: Preferred stock	498,516	498,516
Total common equity	2,034,679	3,452,015
Less: Intangible assets	26,581	1,408,117
Tangible common equity	2,008,098	2,043,898
Add: Accumulated other comprehensive loss	773,803	790,903
Adjusted tangible common equity	$2,781,901	$2,834,801

Total assets	$38,337,250	$41,228,936
Less: Intangible assets	26,581	1,408,117
Tangible assets	$38,310,669	$39,820,819

Equity to assets ratio	6.61%	9.58%
Tangible common equity ratio(1)	5.24%	5.13%
Tangible common equity ratio, excluding AOCI(2)	7.26%	7.12%
Book value per common share(3)	$16.93	$28.71
Tangible book value per common share(4)	$16.71	$17.00
Tangible book value per common share, excluding AOCI(5)	$23.15	$23.58
Common shares outstanding	120,169,012	120,222,057
(1)	Tangible common equity divided by tangible assets.
(2)	Adjusted tangible common equity divided by tangible assets.
(3)	Total common equity divided by common shares outstanding.
(4)	Tangible common equity divided by common shares outstanding.
(5)	Adjusted tangible common equity divided by common shares outstanding.

	Three Months Ended June 30,		Six Months Ended June 30,
Adjusted Earnings, Earnings Per Share, and Return on Average Assets	2023	2022	2023	2022
	(Dollars in thousands)
(Loss) earnings before income taxes	$(264,443)	$163,126	$(1,524,783)	$325,235
Add: Goodwill impairment	—	—	1,376,736	—
Add: Acquisition, integration, and reorganization costs	12,394	—	20,908	—
Add: Loan fair value loss adjustments	170,971	—	170,971	—
Add: Unfunded commitments fair value loss adjustments	106,767	—	106,767	—
Add: Civic loan sale charge-offs	22,446	—	22,446	—
Adjusted earnings before income taxes	48,135	163,126	173,045	325,235
Adjusted income tax expense(1)	12,178	40,766	55,374	82,747
Adjusted earnings	35,957	122,360	117,671	242,488
Less: Preferred stock dividends	(9,947)	—	(19,894)	—
Adjusted earnings available to common stockholders	26,010	122,360	97,777	242,488
Less: Earnings allocated to unvested restricted stock	(313)	(2,351)	(1,372)	(4,389)
Adjusted earnings allocated to common shares	$25,697	$120,009	$96,405	$238,099

Weighted average shares outstanding	$118,255	$117,562	$118,094	$117,456
Adjusted diluted earnings per common share(2)	$0.22	$1.02	$0.82	$2.03
Average assets	$43,040,329	$40,031,891	$42,905,272	$39,958,008
Adjusted return on average assets(3)	0.34%	1.23%	0.55%	1.22%
(1)
Effective tax rates of 25.3% and 25.0% used for the three months ended June 30, 2023 and 2022. Adjusted effective tax rate of 32.0% used for the six months ended June 30, 2023; effective tax rate of 25.4% used for the six months ended June 30, 2022.

(2)	Adjusted earnings allocated to common shares divided by weighted average shares outstanding.
(3)	Annualized adjusted earnings divided by average assets.
The following table shows the location of the indicated non-GAAP adjustments on the Condensed Consolidated Statements of Earnings (Loss):
Non-GAAP Adjustment	Location on Income Statement
Loan fair value loss adjustments	(Loss) gain on sale of loans and leases/LOCOM HFS adjustment
Civic loan sale charge-offs	Provision for credit losses
Acquisition, integration, and reorganization costs	Acquisition, integration, and reorganization costs
Unfunded commitments fair value loss adjustments	Other expense

Results of Operations
Earnings Performance
The following table presents performance metrics for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Dollars in thousands, except per share data)
Earnings Summary:
Interest income	$539,888	$350,518	$1,057,676	$673,422
Interest expense	(353,812)	(26,593)	(592,328)	(40,780)
Net interest income	186,076	323,925	465,348	632,642
Provision for credit losses	(2,000)	(11,500)	(5,000)	(11,500)
Noninterest (loss) income	(128,082)	34,346	(91,691)	55,164
Operating expense	(308,043)	(183,645)	(495,796)	(351,071)
Acquisition, integration and reorganization costs	(12,394)	—	(20,908)	—
Goodwill impairment	—	—	(1,376,736)	—
Noninterest expense	(320,437)	(183,645)	(1,893,440)	(351,071)
(Loss) earnings before income taxes	(264,443)	163,126	(1,524,783)	325,235
Income tax benefit (expense)	67,029	(40,766)	131,945	(82,747)
Net (loss) earnings	(197,414)	122,360	(1,392,838)	242,488
Preferred stock dividends	(9,947)	—	(19,894)	—
Net (loss) earnings available to common stockholders	$(207,361)	$122,360	$(1,412,732)	$242,488

Per Common Share Data:
Diluted (loss) earnings per common share	$(1.75)	$1.02	$(11.96)	$2.03
Book value per common share	$16.93	$28.93
Tangible book value per common share(1)	$16.71	$16.93

Performance Ratios:
Return on average assets	(1.84)%	1.23%	(6.55)%	1.22%
Return on average tangible common equity(1)	(37.62)%	24.24%	(11.00)%	22.40%
Net interest margin (tax equivalent)	1.82%	3.56%	2.34%	3.50%
Yield on average loans and leases (tax equivalent)	6.08%	4.65%	6.11%	4.66%
Cost of average total deposits	2.62%	0.18%	2.27%	0.13%
Efficiency ratio	527.0%	49.5%	130.5%	49.8%

Capital Ratios (consolidated):
Common equity tier 1 capital ratio	11.16%	8.24%
Tier 1 capital ratio	13.70%	10.15%
Total capital ratio	17.61%	13.12%
Tier 1 leverage capital ratio	7.76%	8.52%
Risk-weighted assets	$24,771,837	$33,009,455
(1)	See “- Non-GAAP Measurements.”

Second Quarter of 2023 Compared to Second Quarter of 2022
Net (loss) earnings available to common stockholders for the second quarter of 2023 was a loss of $207.4 million, or a loss of $1.75 per diluted share, compared to net earnings available to common stockholders for the second quarter of 2022 of $122.4 million, or $1.02 per diluted share. The $329.7 million decrease in net earnings available to common stockholders from the second quarter of 2022 was due mainly to a $137.8 million decrease in net interest income, a $162.4 million decrease in noninterest income, a $124.4 million increase in noninterest expense, and a $9.9 million increase in preferred stock dividends, offset partially by a $9.5 million decrease in provision for credit losses and a $107.8 million decrease in income tax expense. The decrease in net interest income was due primarily to our interest-bearing liabilities repricing faster than our interest-bearing assets when interest rates rapidly increased over the last year. Also, the mix of our interest-bearing liabilities changed significantly to higher-cost borrowings and wholesale brokered deposits from lower-cost customer deposits, as the closure of three banks in the first half of 2023 caused an outflow of such lower-cost customer deposits. The decrease in noninterest income was due mainly to a $158.9 million increase in loss on sale of loans and an $11.9 million LOCOM HFS adjustment on loans held for sale at June 30, 2023, offset partially by higher leased equipment income of $10.1 million. The increase in noninterest expense was due primarily to $106.8 million of unfunded commitments fair value loss adjustments in the second quarter of 2023 and a $20.0 million increase in insurance and assessments expense. The increase in preferred stock dividends is due to our preferred stock being issued in June of 2022 and there being no dividends declared for that quarter. The decrease in income tax expense is due to the income tax benefit recorded on a loss before taxes in the second quarter of 2023, compared to income tax expense recorded on earnings before income taxes in the second quarter of 2022.
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Net (loss) earnings available to common stockholders for the six months ended June 30, 2023 was a loss of $1.4 billion, or a loss of $11.96 per diluted share, compared to net earnings available to common stockholders for the six months ended June 30, 2022 of $242.5 million, or $2.03 per diluted share. The $1.7 billion decrease in net earnings available to common stockholders from the six months ended June 30, 2022 was due mainly to a goodwill impairment recorded in the first quarter of 2023 of $1.38 billion. The decrease in net earnings available to common stockholders was also due to a $167.3 million decrease in net interest income, a $146.9 million decrease in noninterest income, a $144.7 million increase in operating expense (excluding the $1.38 goodwill impairment and a $20.9 million increase in acquisition, integration and reorganization costs), and a $19.9 million increase in preferred stock dividends, offset partially by a $6.5 million decrease in provision for credit losses and a $214.7 million decrease in income tax expense. The decrease in net interest income was due primarily to our interest-bearing liabilities repricing faster than our interest-bearing assets when interest rates rapidly increased over the last year. Also, the mix of our interest-bearing liabilities changed significantly in the first half of 2023 as the closure of three banks caused an outflow of lower-cost customer deposits, which were replaced with higher-cost borrowings and wholesale/brokered deposits. The decrease in noninterest income was due mainly to a $156.0 million increase in loss on sale of loans and an $11.9 million LOCOM HFS adjustment on loans held for sale at June 30, 2023, offset partially by an $11.0 million increase in dividends and gains on equity investments and a $10.8 million increase in leased equipment income. The increase in operating expense was due primarily to $106.8 million of unfunded commitments fair value loss adjustments in the second quarter of 2023, a $26.9 million increase in customer related expense (higher account analysis expense due to higher earnings credit rate), and a $26.2 million increase in insurance and assessments expense (higher FDIC assessment due to higher assessment rate and higher assessment base), offset partially by a $23.4 million decrease in compensation expense. The increase in preferred stock dividends is due to our preferred stock being issued in June of 2022 and there being no dividends in the six months ended June 30, 2022. The decrease in income tax expense is due to the income tax benefit recorded on a loss before taxes in the six months ended June 30, 2023, compared to income tax expense recorded on earnings before income taxes in the six months ended June 30, 2022.

Net Interest Income
The following tables summarize the distribution of average assets, liabilities, and stockholders’ equity, as well as interest income and yields earned on average interest-earning assets and interest expense and rates paid on average interest-bearing liabilities, presented on a tax equivalent basis, for the periods indicated:
	Three Months Ended
	June 30, 2023			June 30, 2022
	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates
	(Dollars in thousands)
ASSETS:
Loans and leases(1)(2)(3)(4)	$26,992,283	$408,972	6.08%	$25,449,773	$295,154	4.65%
Investment securities(2)(4)	7,183,986	44,153	2.47%	9,488,653	54,910	2.32%
Deposits in financial institutions	6,835,075	86,763	5.09%	1,984,751	4,330	0.88%
Total interest-earning assets(2)	41,011,344	539,888	5.28%	36,923,177	354,394	3.85%
Other assets	2,028,985			3,108,714
Total assets	$43,040,329			$40,031,891

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest checking	6,601,034	46,798	2.84%	$6,517,381	3,816	0.23%
Money market	6,590,615	47,008	2.86%	10,553,942	8,448	0.32%
Savings	733,818	3,678	2.01%	650,479	41	0.03%
Time	7,492,094	81,305	4.35%	1,939,816	3,057	0.63%
Total interest-bearing deposits	21,417,561	178,789	3.35%	19,661,618	15,362	0.31%
Borrowings	11,439,742	160,914	5.64%	1,356,616	2,441	0.72%
Subordinated debt	869,419	14,109	6.51%	863,653	8,790	4.08%
Total interest-bearing liabilities	33,726,722	353,812	4.21%	21,881,887	26,593	0.49%
Noninterest-bearing demand deposits	5,968,625			13,987,398
Other liabilities	625,610			510,238
Total liabilities	40,320,957			36,379,523
Stockholders’ equity	2,719,372			3,652,368
Total liabilities and stockholders' equity	$43,040,329			$40,031,891
Net interest income(2)		$186,076			$327,801
Net interest rate spread(2)			1.07%			3.36%
Net interest margin(2)			1.82%			3.56%

Total deposits(5)	$27,386,186	$178,789	2.62%	$33,649,016	$15,362	0.18%
(1)	Includes nonaccrual loans and leases and loan fees. Includes tax-equivalent adjustments related to tax-exempt interest on loans.
(2)	Tax equivalent.
(3)	Includes net loan premium amortization of $1.6 million and $5.8 million for the three months ended June 30, 2023 and 2022, respectively.
(4)	Includes tax-equivalent adjustments of $0.0 million and $1.9 million for the three months ended June 30, 2023 and 2022, respectively, related to tax-exempt income on loans.
Includes tax-equivalent adjustments of $0.0 million and $2.0 million for the three months ended June 30, 2023 and 2022, respectively, related to tax-exempt interest on investment securities. The federal statutory rate utilized was 21%.
(5)
Total deposits is the sum of interest-bearing deposits and noninterest-bearing demand deposits. The cost of total deposits is calculated as annualized interest expense on total deposits divided by average total deposits.

	Six Months Ended
	June 30, 2023			June 30, 2022
	Average Balance	Interest Income/ Expense	Yields and Rates	Average Balance	Interest Income/ Expense	Yields and Rates
	(Dollars in thousands)
ASSETS:
Loans and leases(1)(2)(3)(4)	$27,783,379	$842,001	6.11%	$24,446,967	$564,675	4.66%
Investment securities(2)(4)	7,187,654	88,390	2.48%	9,940,670	110,504	2.24%
Deposits in financial institutions	5,267,361	129,629	4.96%	2,530,921	6,053	0.48%
Total interest-earning assets(2)	40,238,394	1,060,020	5.31%	36,918,558	681,232	3.72%
Other assets	2,666,878			3,039,450
Total assets	$42,905,272			$39,958,008

LIABILITIES AND STOCKHOLDERS’ EQUITY:
Interest checking	$6,843,720	102,755	3.03%	$6,804,407	5,592	0.17%
Money market	7,754,868	103,232	2.68%	10,702,374	11,909	0.22%
Savings	665,929	4,277	1.30%	646,615	80	0.02%
Time	6,314,566	124,417	3.97%	1,611,039	3,989	0.50%
Total interest-bearing deposits	21,579,083	334,681	3.13%	19,764,435	21,570	0.22%
Borrowings	8,381,575	230,036	5.53%	830,453	2,602	0.63%
Subordinated debt	868,533	27,611	6.41%	863,613	16,608	3.88%
Total interest-bearing liabilities	30,829,191	592,328	3.87%	21,458,501	40,780	0.38%
Noninterest-bearing demand deposits	8,089,248			14,224,217
Other liabilities	631,338			525,904
Total liabilities	39,549,777			36,208,622
Stockholders’ equity	3,355,495			3,749,386
Total liabilities and stockholders' equity	$42,905,272			$39,958,008
Net interest income(2)		$467,692			$640,452
Net interest rate spread(2)			1.44%			3.34%
Net interest margin(2)			2.34%			3.50%

Total deposits(5)	$29,668,331	$334,681	2.27%	$33,988,652	$21,570	0.13%
(1)	Includes nonaccrual loans and leases and loan fees. Includes tax-equivalent adjustments related to tax-exempt interest on loans.
(2)	Tax equivalent.
(3)	Includes net loan premium amortization of $4.4 million and $11.5 million for the six months ended June 30, 2023 and 2022, respectively.
(4)	Includes tax-equivalent adjustments of $2.3 million and $3.6 million for the six months ended June 30, 2023 and 2022, respectively, related to tax-exempt income on loans.
Includes tax-equivalent adjustments of $0.0 million and $4.2 million for the six months ended June 30, 2023 and 2022, respectively, related to tax-exempt interest on investment securities. The federal statutory rate utilized was 21%.
(5)
Total deposits is the sum of interest-bearing deposits and noninterest-bearing demand deposits. The cost of total deposits is calculated as annualized interest expense on total deposits divided by average total deposits.

Second Quarter of 2023 Compared to Second Quarter of 2022
Net interest income decreased by $137.8 million to $186.1 million for the second quarter of 2023 compared to $323.9 million for the second quarter of 2022 due mainly to higher interest expense on deposits and borrowings, offset partially by higher interest income on loans and leases and deposits in financial institutions. The increase in interest expense was due to a higher cost and balance of average interest-bearing liabilities. The increase in interest income on loans and leases was attributable to a higher average balance and higher yield on average loans and leases. The tax equivalent yield on average loans and leases was 6.08% for the second quarter of 2023, compared to 4.65% for the same quarter of 2022. The increase in interest income on deposits in financial institutions was due mainly to a higher rate paid on deposits at the Federal Reserve and a higher average balance.
The tax equivalent NIM was 1.82% for the second quarter of 2023 compared to 3.56% for the comparable quarter last year. The decrease in the tax equivalent NIM was due mostly to a shift in our funding mix beginning in the second half of March 2023 as we responded to the banking crisis to enhance liquidity and protect franchise value. Average borrowings as a percentage of average interest-bearing liabilities was 34% for the second quarter of 2023 compared to 6% for the second quarter of 2022. The additional borrowings are largely short-term in nature, which will allow us to normalize our funding mix over time as economic and market conditions stabilize. The tax-equivalent NIM was further impacted by a higher cost of total deposits and borrowings, offset partially by higher yields on loans and leases and deposits in financial institutions.
The cost of average total deposits was 2.62% for the second quarter of 2023 compared to 0.18% for the second quarter of 2022 due mainly to higher rates and a change in the mix of average deposits, resulting from a decrease in lower cost non-maturity deposits and an increase in higher cost time deposits.
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Net interest income decreased by $167.3 million to $465.3 million for the six months ended June 30, 2023 compared to $632.6 million for the six months ended June 30, 2022 due mainly to higher interest expense on deposits and borrowings, offset partially by higher interest income on loans and leases and deposits in financial institutions. The increase in interest expense was due to a higher cost and balance of average interest-bearing liabilities. The increase in interest income on loans and leases was attributable to a higher average balance and higher yield on average loans and leases. The tax equivalent yield on average loans and leases was 6.11% for the six months ended June 30, 2023, compared to 4.66% for the same period in 2022. The increase in interest income on deposits in financial institutions was due mainly to a higher rate paid on deposits at the Federal Reserve and a higher average balance.
The tax equivalent NIM was 2.34% for the six months ended June 30, 2023 compared to 3.50% for the comparable period last year. The decrease in the tax equivalent NIM was due mostly to a shift in our funding mix beginning in the second half of March 2023 as we responded to the banking crisis to enhance liquidity and protect franchise value. Average borrowings as a percentage of average interest-bearing liabilities was 27% for the six months ended June 30, 2023 compared to 4% for the six months ended June 30, 2022. The tax-equivalent NIM was further impacted by a higher cost of total deposits and borrowings, offset partially by higher yields on loans and leases and deposits in financial institutions.
The cost of average total deposits was 2.27% for the six months ended June 30, 2023 compared to 0.13% for the six months ended June 30, 2022 due mainly to higher rates and a change in the mix of average deposits, resulting from a decrease in lower cost non-maturity deposits and an increase in higher cost time deposits.
Provision for Credit Losses
The following table sets forth the details of the provision for credit losses on loans and leases held for investment and held-to-maturity securities and information regarding credit quality metrics for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Dollars in thousands)
Provision For Credit Losses:
Addition to (reduction in) allowance for loan and lease losses	$40,000	$(10,000)	$58,500	$(12,000)
Addition to (reduction in) reserve for unfunded loan commitments	(38,000)	20,000	(53,500)	22,000
Total loan-related provision	$2,000	$10,000	$5,000	$10,000
Addition to allowance for held-to-maturity securities	—	1,500	—	1,500
Total provision for credit losses	$2,000	$11,500	$5,000	$11,500

	Three Months Ended June 30,		Six Months Ended June 30,
	2023	2022	2023	2022
	(Dollars in thousands)
Credit Quality Metrics:
Net charge-offs (recoveries) on loans and leases held for investment(1)	$30,821	$(1,307)	$39,998	$(141)
Annualized net charge-offs (recoveries) to average loans and leases	0.46%	(0.02)%	0.29%	—%
At quarter-end:
Allowance for credit losses	$219,234	$283,776
Allowance for credit losses to loans and leases held for investment	1.15%	1.07%
Allowance for credit losses to nonaccrual loans and leases held for investment	244.8%	361.4%
Nonaccrual loans and leases held for investment	$104,886	$78,527
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.47%	0.30%
(1)
See “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” for detail of charge-offs and recoveries by loan portfolio segment, class, and subclass for the periods presented.

Provisions for credit losses are charged to earnings for the allowance for loan and lease losses, the reserve for unfunded loan commitments, and the allowance for credit losses on held-to-maturity securities. The provision for credit losses on our loans and leases held for investment is based on our allowance methodology and is an expense that, in our judgment, is required to maintain an adequate allowance for credit losses. For further details on our loan-related allowance for credit losses methodology, see “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” contained herein.
Second Quarter of 2023 Compared to Second Quarter of 2022
The provision for credit losses decreased by $9.5 million to a provision of $2.0 million for the second quarter of 2023 compared to $11.5 million for the second quarter of 2022. The provision for the second quarter of 2023 reflected the impact of an updated forecast, higher net charge-offs and higher reserves for downgraded loans largely offset by lower reserves needed for lower loan and unfunded commitment balances. During the second quarter of 2022, the $11.5 million provision was primarily attributable to growth in unfunded commitments and a $1.5 million provision on held-to-maturity securities.
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
The provision for credit losses decreased by $6.5 million to a provision of $5.0 million for the six months ended June 30, 2023 compared to $11.5 million for the six months ended June 30, 2022. The lower provision in the 2023 period is generally due to lower balances of loans and unfunded commitments.
Certain circumstances may lead to increased provisions for credit losses on loans and leases in the future. Examples of such circumstances include deterioration in economic conditions and forecasts, an increased amount of classified and/or criticized loans and leases, and net loan and lease and unfunded commitment growth. Deterioration in economic conditions and forecasts include the rate of economic growth, the unemployment rate, the rate of inflation, changes in the general level of interest rates, changes in real estate values, and adverse conditions in borrowers’ businesses. See further discussion in “- Balance Sheet Analysis - Allowance for Credit Losses on Loans and Leases Held for Investment” contained herein.

Noninterest Income
The following table summarizes noninterest income by category for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Noninterest Income	2023	2022	2023	2022
	(In thousands)
Leased equipment income	$22,387	$12,335	$36,244	$25,429
Other commissions and fees	11,241	10,813	21,585	22,393
Service charges on deposit accounts	4,315	3,634	7,888	7,205
(Loss) gain on sale of loans and leases	(158,881)	12	(155,919)	72
Loss on sale of securities	—	(1,209)	—	(1,105)
Dividends and gains (losses) on equity investments	2,658	4,097	3,756	(7,278)
Warrant (loss) income	(124)	1,615	(457)	2,244
LOCOM HFS adjustment	(11,943)	—	(11,943)	—
Other	2,265	3,049	7,155	6,204
Total noninterest (loss) income	$(128,082)	$34,346	$(91,691)	$55,164
Second Quarter of 2023 Compared to Second Quarter of 2022
Noninterest income decreased by $162.4 million to a loss of $128.1 million for the second quarter of 2023 compared to income of $34.3 million for the second quarter of 2022 due mainly to an increase of $158.9 million in the loss on sale of loans and a $11.9 million LOCOM HFS adjustment, offset partially by higher leased equipment income of $10.1 million. The increase in loss on sale of loans resulted from the sale of $5.2 billion of loans for a net loss of $158.9 million in the second quarter of 2023 compared to the sale of $4.3 million of loans for a net gain of $12,000. The LOCOM HFS adjustment was related to the lower of cost or market adjustment that we made to our $478.1 million loans held for sale at June 30, 2023. The increase in leased equipment income was due mainly to higher early lease termination gains.
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Noninterest income decreased by $146.9 million to a loss of $91.7 million for the six months ended June 30, 2023 compared to income of $55.2 million for the six months ended June 30, 2022 due mainly to an increase of $156.0 million in the loss on sale of loans and a $11.9 million LOCOM HFS adjustment, offset partially by an increase of $11.0 million in dividends and gains on equity investments and an increase of $10.8 million in leased equipment income. The increase in loss on sale of loans resulted from the sale of $5.2 billion of loans for a net loss of $158.9 million in the six months ended June 30, 2023 compared to the sale of $41.0 million of loans for a net gain of $72,000 in the same period last year. The LOCOM HFS adjustment was related to the lower of cost or market adjustment that we made to our $478.1 million loans held for sale at June 30, 2023. Dividends and gains (losses) increased due mostly to losses of $7.3 million recorded in the six months ended June 30, 2022 attributable mainly to volatility in equity markets resulting from geopolitical tension and inflationary pressures. The increase in leased equipment income was due mainly to higher early lease termination gains.

Noninterest Expense
The following table summarizes noninterest expense by category for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Noninterest Expense	2023	2022	2023	2022
	(In thousands)
Compensation	$82,881	$102,542	$171,357	$194,782
Customer related expense	27,302	11,748	51,307	24,403
Insurance and assessments	25,635	5,632	37,352	11,122
Occupancy	15,383	15,268	30,450	30,468
Data processing	10,963	9,258	21,901	18,887
Other professional services	9,973	6,726	16,046	12,680
Leased equipment depreciation	9,088	8,934	18,463	18,123
Loan expense	5,245	7,037	11,769	12,194
Intangible asset amortization	2,389	3,649	4,800	7,298
Foreclosed assets expense (income), net	2	(28)	365	(3,381)
Other	119,182	12,879	131,986	24,495
Total operating expense	308,043	183,645	495,796	351,071
Acquisition, integration and reorganization costs	12,394	—	20,908	—
Goodwill impairment	—	—	1,376,736	—
Total noninterest expense	$320,437	$183,645	$1,893,440	$351,071
Second Quarter of 2023 Compared to Second Quarter of 2022
Noninterest expense increased by $136.8 million to $320.4 million for the second quarter of 2023 compared to $183.6 million for the second quarter of 2022 due primarily to a $106.3 million increase in other expense, a $20.0 million increase in insurance and assessments expense, and a $15.6 million increase in customer related expense, offset partially by a $19.7 decrease in compensation expense. The increase in other expense was due to $106.8 million of unfunded commitments fair value loss adjustments related to the sold unfunded commitments. The increase in insurance and assessments expense was due to higher FDIC assessment expense. The increase in customer related expense was due to higher third party payments for deposit customers for which the Company provides earnings credits due to an increase in the earnings credit rates offered. The decrease in compensation expense was due mainly to lower headcount.
Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022
Noninterest expense increased by $1.5 billion to $1.9 billion for the six months ended June 30, 2023 compared to $351.1 million for the six months ended June 30, 2022 due mainly to a $1.38 goodwill impairment charge incurred in the first quarter of 2023. Excluding the goodwill impairment charge and acquisition, integration and reorganization costs, operating expenses increased by $144.7 million in the six months ended June 30, 2023 as compared to the six months ended June 30, 2022. The increase was due mainly to a $107.5 million increase in other expense, a $26.9 million increase in customer related expense, and a $26.2 million increase in insurance and assessments expense, offset partially by a $23.4 million decrease in compensation expense. The increase in other expense was due to unfunded commitments fair value loss adjustments of $106.8 million. The increase in customer related expense was due to higher third party payments for deposit customers on analysis. The increase in insurance and assessments expense was due to higher FDIC assessment expense. The increase in customer related expense was due to higher third party payments for deposit customers for which the Company provides earnings credits due to an increase in the earnings credit rates offered. The decrease in compensation expense was due mainly to lower headcount.
Income Taxes
The effective tax rate for the second quarter of 2023 was 25.3% compared to 25.0% for the second quarter of 2022. The effective tax rate for the six months ended June 30, 2023 was 8.7% compared to 25.4% for the six months ended June 30, 2022. Excluding goodwill impairment of $1.4 billion, the effective income tax rate for the six months ended June 30, 2023 was 22.7%. The lower effective tax rate for the six months ended June 30, 2023 compared to that for the six months ended June 30, 2022 was due primarily to the shortfalls from restricted stock vesting in the second quarter of 2023. The Company's blended statutory tax rate for federal and state is 27.6%. Excluding goodwill impairment, the Company’s effective tax rate for the full year 2023 is currently estimated to be in the range of 22% to 24%.
Balance Sheet Analysis
Securities Available-for-Sale
The following table presents the composition and durations of our securities available-for-sale as of the dates indicated:
	June 30, 2023			December 31, 2022
Security Type	Fair Value	% of Total	Duration (in years)	Fair Value	% of Total	Duration (in years)
	(Dollars in thousands)
Agency residential MBS	$2,168,613	46%	7.5	$2,242,042	46%	7.6
U.S. Treasury securities	673,083	14%	4.5	670,070	14%	4.9
Agency commercial MBS	479,957	10%	4.3	487,606	10%	4.7
Agency residential CMOs	439,227	10%	4.3	457,063	9%	4.4
Municipal securities	342,789	7%	5.2	339,326	7%	5.6
Corporate debt securities	280,513	6%	2.0	311,905	7%	2.7
Private label residential CMOs	159,507	4%	5.6	166,724	4%	5.6
Collateralized loan obligations	104,823	2%	—	102,261	2%	—
Private label commercial MBS	23,200	1%	2.2	26,827	1%	2.3
Asset-backed securities	21,725	—%	—	22,413	—%	—
SBA securities	15,082	—%	2.4	17,250	—%	2.5
Total securities available-for-sale	$4,708,519	100%	5.6	$4,843,487	100%	5.9
Effective June 1, 2022, the Company transferred $2.3 billion in fair value of municipal securities, agency commercial MBS, private label commercial MBS, U.S. Treasury securities, and corporate debt securities from available-for-sale to held-to-maturity. The unrealized losses on the transferred securities are being amortized over the expected remaining life of the securities in a manner consistent with the amortization of a premium or discount.
The following table shows the geographic composition of the majority of our available-for-sale municipal securities portfolio as of the date indicated:
	June 30, 2023
Municipal Securities by State	Fair Value	% of Total
	(Dollars in thousands)
Texas	$119,715	35%
California	61,031	18%
Oregon	33,589	10%
Washington	24,088	7%
Minnesota	20,739	6%
Delaware	19,365	6%
Florida	18,308	5%
Wisconsin	12,325	3%
Rhode Island	10,746	3%
Iowa	6,800	2%
Total of ten largest states	326,706	95%
All other states	16,083	5%
Total municipal securities available-for-sale	$342,789	100%

Securities Held-to-Maturity
The following table presents the composition and durations of our securities held-to-maturity as of the date indicated:
	June 30, 2023			December 31, 2022
Security Type	Amortized Cost	% of Total	Duration (in years)	Amortized Cost	% of Total	Duration (in years)
	(Dollars in thousands)			(Dollars in thousands)
Municipal securities	$1,245,462	55%	8.5	$1,243,443	55%	9.0
Agency commercial MBS	430,578	19%	7.1	427,411	19%	7.5
Private label commercial MBS	348,123	15%	6.6	345,825	15%	7.1
U.S. Treasury securities	185,581	8%	7.0	184,162	8%	7.5
Corporate debt securities	69,958	3%	4.9	69,794	3%	5.8
Total securities held-to-maturity	$2,279,702	100%	7.7	$2,270,635	100%	8.2
The following table shows the geographic composition of the majority of our held-to-maturity municipal securities portfolio as of the date indicated:
	June 30, 2023
Municipal Securities by State	Amortized Cost	% of Total
	(Dollars in thousands)
California	$309,242	25%
Texas	275,820	22%
Washington	189,886	15%
Oregon	78,423	6%
Maryland	64,809	5%
Georgia	55,381	4%
Colorado	49,090	4%
Minnesota	35,134	3%
Tennessee	30,887	3%
Florida	21,972	2%
Total of ten largest states	1,110,644	89%
All other states	134,818	11%
Total municipal securities held-to-maturity	$1,245,462	100%
Loans and Leases Held for Investment
The following table presents the composition of our loans and leases held for investment, net of deferred fees, by loan portfolio segment, class, and subclass as of the dates indicated:
	June 30, 2023		December 31, 2022
Loan and Lease Portfolio	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Real Estate Mortgage:
Commercial real estate	$2,459,552	11%	$2,537,629	9%
SBA program	618,648	3%	621,187	2%
Hotel	532,120	2%	688,015	2%
Total commercial real estate mortgage	3,610,320	16%	3,846,831	13%
Multi-family	5,304,544	24%	5,607,865	20%
Residential mortgage	2,821,935	13%	2,902,088	10%
Investor-owned residential	2,419,109	11%	2,886,828	10%
Residential renovation	132,134	—%	486,712	2%
Total other residential real estate	5,373,178	24%	6,275,628	22%
Total real estate mortgage	14,288,042	64%	15,730,324	55%

	June 30, 2023		December 31, 2022
Loan and Lease Portfolio	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
Real Estate Construction and Land:
Commercial	415,997	2%	898,592	3%
Residential	2,049,526	9%	3,253,580	11%
Total real estate construction and land(1)	2,465,523	11%	4,152,172	14%
Total real estate	16,753,565	75%	19,882,496	69%
Commercial:
Lender finance	496,338	2%	3,172,814	11%
Equipment finance	808,502	4%	908,141	3%
Premium finance	867,716	4%	861,006	3%
Other asset-based	184,542	1%	198,248	1%
Total asset-based	2,357,098	11%	5,140,209	18%
Equity fund loans	866,391	4%	1,356,428	5%
Venture lending	857,085	4%	676,874	2%
Total venture capital	1,723,476	8%	2,033,302	7%
Secured business loans	307,730	1%	347,660	1%
Paycheck Protection Program	7,219	—%	10,192	—%
Other lending	699,263	3%	750,599	3%
Total other commercial	1,014,212	4%	1,108,451	4%
Total commercial	5,094,786	23%	8,281,962	29%
Consumer	409,859	2%	444,671	2%
Total loans and leases held for investment, net of deferred fees	$22,258,210	100%	$28,609,129	100%

Total unfunded loan commitments	$5,845,375		$11,110,264
(1)	Includes land and acquisition and development loans of $187.6 million at June 30, 2023 and $153.5 million at December 31, 2022.
The following table presents the geographic composition of our real estate loans held for investment, net of deferred fees, by the top 10 states and all other states combined (in the order presented for the current quarter-end) as of the dates indicated:
	June 30, 2023		December 31, 2022
Real Estate Loans by State	Balance	% of Total	Balance	% of Total
	(Dollars in thousands)
California	$9,806,130	59%	$10,832,550	55%
Colorado	1,129,536	7%	1,029,284	5%
Florida	873,340	5%	1,360,163	7%
Texas	850,208	5%	933,280	5%
Arizona	540,044	3%	572,951	3%
Washington	522,686	3%	689,873	3%
Nevada	396,222	2%	511,485	3%
Oregon	356,412	2%	442,353	2%
Georgia	273,239	2%	361,577	2%
Tennessee	232,621	1%	247,926	—%
Total of 10 largest states	14,980,438	89%	16,981,442	85%
All other states	1,773,127	11%	2,901,054	15%
Total real estate loans held for investment, net of deferred fees	$16,753,565	100%	$19,882,496	100%

The following table presents a roll forward of loans and leases held for investment, net of deferred fees, for the periods indicated:
Roll Forward of Loans and Leases Held for Investment, Net of Deferred Fees(1)	Six Months Ended June 30, 2023
(In thousands)
Balance, beginning of period	$28,609,129
Additions:
Production	657,872
Disbursements	2,766,245
Total production and disbursements	3,424,117
Reductions:
Payoffs	(1,964,614)
Paydowns	(1,782,570)
Total payoffs and paydowns	(3,747,184)
Sales	(3,270,470)
Transfers to foreclosed assets	(9,225)
Charge-offs	(42,105)
Transfers to loans held for sale	(3,076,427)
Total reductions	(10,145,411)
Transfers from loans held for sale	370,375
Net decrease	(6,350,919)
Balance, end of period	$22,258,210

Weighted average rate on production(2)	8.21%
(1)	Includes direct financing leases but excludes equipment leased to others under operating leases.
(2)
The weighted average rate on production presents contractual rates on a tax equivalent basis and does not include amortized fees. Amortized fees added approximately 17 basis points to loan yields for the six months ended June 30, 2023.

Allowance for Credit Losses on Loans and Leases Held for Investment
The allowance for credit losses on loans and leases held for investment is the combination of the allowance for loan and lease losses and the reserve for unfunded loan commitments. The allowance for loan and lease losses is reported as a reduction of the amortized cost basis of loans and leases, while the reserve for unfunded loan commitments is included within “Accrued interest payable and other liabilities” on the consolidated balance sheets. The amortized cost basis of loans and leases does not include accrued interest receivable, which is included in “Other assets” on the consolidated balance sheets. The “Provision for credit losses” on the consolidated statement of earnings (loss) is a combination of the provision for loan and lease losses, the provision for unfunded loan commitments, and the provision for held-to-maturity debt securities.
Under the CECL methodology, expected credit losses reflect losses over the remaining contractual life of an asset, considering the effect of prepayments and available information about the collectability of cash flows, including information about relevant historical experience, current conditions, and reasonable and supportable forecasts of future events and circumstances. Thus, the CECL methodology incorporates a broad range of information in developing credit loss estimates.
For further information regarding the calculation of the allowance for credit losses on loans and leases held for investment using the CECL methodology, see Note 1. Nature of Operations and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements contained in “Item 8. Financial Statements and Supplementary Data” of our Form 10-K.
In calculating our allowance for credit losses, we continued to consider higher inflation rates, rising interest rates, the risk of a recession, technical or otherwise, and the Russia-Ukraine war as well as any trailing impact of the COVID-19 pandemic in our process for estimating expected credit losses given the changes in economic forecasts and assumptions along with the uncertainty related to the severity and duration of the economic consequences resulting from such events. Our methodology and framework along with the 4-quarter reasonable and supportable forecast period and 2-quarter reversion period have remained consistent since the implementation of CECL on January 1, 2020. Certain management assumptions are reassessed every quarter based on current expectations for credit losses, while other assumptions are assessed and updated on at least an annual basis.
For the second quarter of 2023, we used the Moody’s June 2023 Baseline, S1 Upside 10th Percentile, and S3 Downside 90th Percentile forecast scenarios for the calculation of our quantitative component. The weightings of the scenarios were based on management’s current expectations for the economic forecast, acknowledging the risk of a near-term recession and inherent uncertainty. Compared to the first quarter of 2023, the economic forecasts were slightly less favorable, resulting in an increase to the allowance for credit losses.
As part of our allowance for credit losses methodology, we consistently incorporate the use of qualitative factors in determining the overall allowance for credit losses to capture risks that may not be adequately reflected in our quantitative models. During the first quarter of 2021, we added qualitative components that were based on management’s assessment of various qualitative factors such as economic conditions and collateral dependency. These qualitative components were primarily related to certain loan portfolios including hotels, retail, and office properties that were more directly affected by the COVID-19 pandemic and may react more slowly to the improvements in the general economic conditions. These sectors may see a slower economic recovery to pre-pandemic levels due to changes in consumer behavior such as less business travel due to more virtual meetings, more online shopping versus in person shopping, or the potential for more permanent shifts to remote or hybrid working arrangements. Additionally, small businesses in these sectors may face greater challenges once debt relief and PPP funding is exhausted. These qualitative adjustments have been updated each quarter based on evolving forecasts of property values and the pace of recovery for small businesses. During the second quarter of 2023, our qualitative adjustments remained at a level consistent with the first quarter of 2023.
During the second quarter of 2023, while loans and leases held for investment and unfunded loan commitments declined, a $2 million provision was recognized due primarily to an increase in classified loans and higher net charge-offs, which also increased the quantitative reserves for loans secured by residential real estate.
The use of different economic forecasts, whether based on different scenarios, the use of multiple or single scenarios, or updated economic forecasts and scenarios, can change the outcome of the calculations. In addition to the economic forecasts, there are numerous components and assumptions that are integral to the overall estimation of allowance for credit losses. As part of our allowance for credit losses process, sensitivity analyses are performed to assess the impact of how changing certain assumptions could impact the estimated allowance for credit losses. At times, these analyses can provide information to further assist management in making decisions on certain assumptions. We calculated alternative values for our June 30, 2023 ACL using various alternative forecast scenarios provided by Moody’s including the Moody’s S1 Upside 10th Percentile and S3 Downside 90th Percentile and the calculated amounts for the quantitative component differed from the probability-weighted multiple scenario forecast ranging from lower by 6.31% to higher by 26.36%. However, changing one assumption and not reassessing other assumptions used in the quantitative or qualitative process could yield results that are not reasonable or appropriate, hence all assumptions and information must be considered. From a sensitivity analysis perspective, changing key assumptions such as the macro-economic variable inputs from the economic forecasts, the reasonable and supportable forecast period, prepayment rates, loan segmentation, historical loss factors and/or periods, among others, would all change the outcome of the quantitative components of the allowance for credit losses. Those results would then need to be assessed from a qualitative perspective potentially requiring further adjustments to the qualitative component to arrive at a reasonable and appropriate allowance for credit losses.
The determination of the allowance for credit losses is complex and highly dependent on numerous models, assumptions, and judgments made by management. Management's current expectation for credit losses on loans and leases held for investment as quantified in the allowance for credit losses considers the impact of assumptions and is reflective of historical credit experience, economic forecasts viewed to be reasonable and supportable, current loan and lease composition, and relative credit risks known as of the balance sheet date.

Management believes the allowance for credit losses is appropriate for the current expected credit losses in our loan and lease portfolio and associated unfunded loan commitments, and the credit risk ratings and inherent loss rates currently assigned are reasonable and appropriate as of the reporting date. It is possible that others, given the same information, may at any point in time reach different conclusions that could result in a significant impact to the Company's financial statements.
The following table presents information regarding the allowance for credit losses on loans and leases held for investment as of the dates indicated:
Allowance for Credit Losses Data	June 30, 2023	December 31 2022,
	(Dollars in thousands)
Allowance for loan and lease losses	$219,234	$200,732
Reserve for unfunded loan commitments	37,571	91,071
Total allowance for credit losses	$256,805	$291,803

Allowance for loan and lease losses to loans and leases held for investment	0.98%	0.70%

Allowance for credit losses to loans and leases held for investment	1.15%	1.02%
The following table presents the changes in our allowance for credit losses on loans and leases held for investment for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Allowance for Credit Losses Roll Forward	2023	2022	2023	2022
	(Dollars in thousands)
Balance, beginning of period	$285,626	$272,469	$291,803	$273,635
Provision for credit losses:
Addition to (reduction in) allowance for loan
and lease losses	40,000	(10,000)	58,500	(12,000)
(Reduction in) addition to reserve for unfunded
loan commitments	(38,000)	20,000	(53,500)	22,000
Total provision for credit losses	2,000	10,000	5,000	10,000
Loans and leases charged off:
Real estate mortgage	(23,875)	(1,545)	(33,710)	(1,713)
Real estate construction and land	—	—	—	—
Commercial	(7,347)	(911)	(7,484)	(3,744)
Consumer	(486)	(343)	(911)	(576)
Total loans and leases charged off	(31,708)	(2,799)	(42,105)	(6,033)
Recoveries on loans charged off:
Real estate mortgage	62	1,305	262	1,468
Real estate construction and land	—	—	—	149
Commercial	742	2,790	1,717	4,525
Consumer	83	11	128	32
Total recoveries on loans charged off	887	4,106	2,107	6,174
Net (charge-offs) recoveries	(30,821)	1,307	(39,998)	141
Balance, end of period	$256,805	$283,776	$256,805	$283,776

Annualized net charge-offs (recoveries) to
average loans and leases	0.46%	(0.02)%	0.29%	—%

The following table presents charge-offs by loan portfolio segment, class, and subclass for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Allowance for Credit Losses Charge-offs	2023	2022	2023	2022
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$38	$1,488	$6,964	$1,488
SBA program	73	15	73	128
Hotel	—	—	—	55
Total commercial real estate mortgage	111	1,503	7,037	1,671
Multi-family	—	—	—	—
Residential mortgage	—	—	—	—
Investor-owned residential	14,843	35	16,654	35
Residential renovation	8,921	7	10,019	7
Total other residential real estate	23,764	42	26,673	42
Total real estate mortgage	23,875	1,545	33,710	1,713
Real Estate Construction and Land:
Commercial	—	—	—	—
Residential	—	—	—	—
Total real estate construction and land	—	—	—	—
Total real estate	23,875	1,545	33,710	1,713
Commercial:
Lender finance	150	—	150	—
Equipment finance	—	—	—	—
Premium finance	—	—	—	—
Other asset-based	—	—	—	—
Total asset-based	150	—	150	—
Equity fund loans	—	—	—	—
Venture lending	—	—	—	—
Total venture capital	—	—	—	—
Secured business loans	395	—	477	244
Paycheck Protection Program	—	—	—	—
Other lending	6,802	911	6,857	3,500
Total other commercial	7,197	911	7,334	3,744
Total commercial	7,347	911	7,484	3,744
Consumer	486	343	911	576
Total charge-offs	$31,708	$2,799	$42,105	$6,033
The following table presents recoveries by portfolio segment, class, and subclass for the periods indicated:
	Three Months Ended June 30,		Six Months Ended June 30,
Allowance for Credit Losses Recoveries	2023	2022	2023	2022
	(In thousands)
Real Estate Mortgage:
Commercial real estate	$—	$1,200	$—	$1,200
SBA program	36	21	223	33
Hotel	—	—	—	—
Total commercial real estate mortgage	36	1,221	223	1,233
Multi-family	—	4	—	4

	Three Months Ended June 30,		Six Months Ended June 30,
Allowance for Credit Losses Recoveries	2023	2022	2023	2022
	(In thousands)
Residential mortgage	2	80	3	231
Investor-owned residential	3	—	13	—
Residential renovation	21	—	23	—
Total other residential real estate	26	80	39	231
Total real estate mortgage	62	1,305	262	1,468
Real Estate Construction and Land:
Commercial	—	—	—	149
Residential	—	—	—	—
Total real estate construction and land	—	—	—	149
Total real estate	62	1,305	262	1,617
Commercial:
Lender finance	—	—	—	—
Equipment finance	—	—	—	163
Premium finance	—	—	—	—
Other asset-based	48	418	279	510
Total asset-based	48	418	279	673
Equity fund loans	—	—	—	—
Venture lending	159	368	522	490
Total venture capital	159	368	522	490
Secured business loans	8	66	28	96
Paycheck Protection Program	—	—	—	—
Other lending	527	1,938	888	3,266
Total other commercial	535	2,004	916	3,362
Total commercial	742	2,790	1,717	4,525
Consumer	83	11	128	32
Total recoveries	$887	$4,106	$2,107	$6,174
Deposits
The following table presents the composition of our deposit portfolio by account type as of the dates indicated:
	June 30, 2023		December 31, 2022
Deposits by Account Type	Balance	% of Total	Balance	% of Total	Increase (Decrease)
	(Dollars in thousands)
Noninterest-bearing	$6,055,358	22%	$11,212,357	33%	$(5,156,999)
Interest-bearing:
Transaction (NOW)	7,112,807	26%	7,938,911	23%	(826,104)
Money market	5,678,323	20%	9,469,586	28%	(3,791,263)
Savings	897,277	3%	577,637	2%	319,640
Time deposits(1)	8,153,318	29%	4,737,843	14%	3,415,475
Total interest-bearing	21,841,725	78%	22,723,977	67%	(882,252)
Total deposits	$27,897,083	100%	$33,936,334	100%	(6,039,251)
(1)	Includes time deposits over $250,000 of $853.4 million and $1.5 billion at June 30, 2023 and December 31, 2022.

During the six months ended June 30, 2023, total deposits decreased by $6.0 billion, or 17.8%, to $27.9 billion at June 30, 2023 due primarily to a decrease of $5.2 billion in noninterest-bearings deposits and a decrease of $882.3 million in interest-bearing deposits. At June 30, 2023, noninterest-bearing deposits totaled $6.1 billion, or 22% of total deposits and interest-bearing deposits totaled $21.8 billion or 78% of total deposits. The Bank's spot deposit rates were 2.71% at June 30, 2023, up from 1.71% at December 31, 2022.
The following table presents the composition of our deposit portfolio by customer type as of the dates indicated:
	June 30, 2023		December 31, 2022
Deposits By Customer Type	Balance	% of Total	Balance	% of Total	Increase (Decrease)
	(Dollars in thousands)
Noninterest-bearing	$6,055,358	22%	$11,212,357	33%	$(5,156,999)
Interest-bearing:
Consumer and commercial:
Reciprocal	7,935,479	29%	4,191,245	12%	3,744,234
Non-reciprocal	6,257,971	22%	13,591,940	40%	(7,333,969)
Brokered	7,648,275	27%	4,940,792	15%	2,707,483
Total interest-bearing	21,841,725	78%	22,723,977	67%	(882,252)
Total deposits	$27,897,083	100%	$33,936,334	100%	(6,039,251)
The following table presents the composition of our deposit portfolio by division as of the dates indicated:
	June 30, 2023		December 31, 2022
Deposits by Division	Balance	% of Total	Balance	% of Total	Increase (Decrease)
	(Dollars in thousands)
Community Banking	$14,353,851	51%	$17,466,726	52%	$(3,112,875)
Venture Banking	5,764,220	21%	11,296,574	33%	(5,532,354)
Wholesale Deposits	7,779,012	28%	5,173,034	15%	2,605,978
Total deposits	$27,897,083	100%	$33,936,334	100%	$(6,039,251)
As of June 30, 2023, FDIC-insured deposits represented approximately 81% of total deposits, including accounts eligible for pass-through insurance, up from 48% as of December 31, 2022. Immediately available liquidity (on-balance sheet liquidity and unused borrowing capacity) was $17.9 billion at June 30, 2023, which exceeded uninsured deposits of $5.3 billion, with a coverage ratio of 335% as compared to a coverage ratio of 153% at March 31, 2023. Immediately available liquidity also represented 64% of total deposits at June 30, 2023.
The Bank is a participant in the IntraFi Network, a network that offers deposit placement services such as ICS and CDARS, and other reciprocal deposit networks which offer products that qualify large deposits for FDIC insurance. At June 30, 2023, the Bank had $7.9 billion of reciprocal deposits, compared to $4.2 billion at December 31, 2022.
The following table presents time deposits based on the $250,000 FDIC insured limit as of the dates indicated:
Time Deposits	June 30, 2023 Balance	December 31, 2022 Balance
	(In thousands)
Time deposits $250,000 and under	$7,299,913	$3,198,434
Time deposits over $250,000	853,405	1,539,409
Total time deposits	$8,153,318	$4,737,843

The following table summarizes the maturities of time deposits as of the date indicated:
	Time Deposits
June 30, 2023	$250,000 and Under	Over $250,000	Total
	(In thousands)
Maturities:
Due in three months or less	$2,046,712	$148,225	$2,194,937
Due in over three months through six months	1,415,135	327,573	1,742,708
Due in over six months through twelve months	2,662,948	313,380	2,976,328
Total due within twelve months	6,124,795	789,178	6,913,973
Due in over 12 months through 24 months	1,143,660	58,622	1,202,282
Due in over 24 months	31,458	5,605	37,063
Total due over twelve months	1,175,118	64,227	1,239,345
Total	$7,299,913	$853,405	$8,153,318
Client Investment Funds
In addition to deposit products, we also offer select clients non-depository cash investment options through PWAM, our registered investment adviser subsidiary, and third-party money market sweep products. PWAM provides customized investment advisory and asset management solutions. At June 30, 2023, total off-balance sheet client investment funds were $0.8 billion, of which $0.4 billion was managed by PWAM. At December 31, 2022, total off-balance sheet client investment funds were $1.4 billion, of which $0.9 billion was managed by PWAM.
Credit Quality
Nonperforming Assets, Classified Loans and Leases, and Special Mention Loans and Leases
The following table presents information on our nonperforming assets, classified loans and leases, and special mention loans and leases as of the dates indicated:
	June 30, 2023	December 31, 2022
	(Dollars in thousands)
Nonaccrual loans and leases held for investment	$104,886	$103,778
Foreclosed assets, net	8,426	5,022
Total nonperforming assets	$113,312	$108,800
Classified loans and leases held for investment	$211,934	$118,271
Special mention loans and leases held for investment	$366,368	$566,259
Nonaccrual loans and leases held for investment to loans and leases held for investment	0.47%	0.36%
Nonperforming assets to loans and leases held for investment and foreclosed assets, net	0.51%	0.38%
Allowance for credit losses to nonaccrual loans and leases held for investment	244.8%	281.2%
Classified loans and leases held for investment to loans and leases held for investment	0.95%	0.41%
Special mention loans and leases held for investment to loans and leases held for investment	1.65%	1.98%

Nonaccrual Loans and Leases Held for Investment
The following table presents our nonaccrual loans and leases held for investment and accruing loans and leases past due between 30 and 89 days by loan portfolio segment and class as of the dates indicated:
	June 30, 2023		December 31, 2022		Increase (Decrease)
	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due	Nonaccrual	Accruing and 30-89 Days Past Due
	(In thousands)
Real estate mortgage:
Commercial	$37,191	$—	$42,509	$1,047	$(5,318)	$(1,047)
Multi-family	—	—	—	—	—	—
Other residential	63,626	45,805	55,893	95,654	7,733	(49,849)
Total real estate mortgage	100,817	45,805	98,402	96,701	2,415	(50,896)
Real estate construction and land:
Commercial	—	—	—	—	—	—
Residential	—	—	—	—	—	—
Total real estate construction and land	—	—	—	—	—	—
Commercial:
Asset-based	385	—	865	—	(480)	—
Venture capital	—	1,845	—	—	—	1,845
Other commercial	3,479	147	4,345	385	(866)	(238)
Total commercial	3,864	1,992	5,210	385	(1,346)	1,607
Consumer	205	2,024	166	1,935	39	89
Total held for investment	$104,886	$49,821	$103,778	$99,021	$1,108	$(49,200)
During the six months ended June 30, 2023, nonaccrual loan and leases held for investment increased by $1.1 million to $104.9 million at June 30, 2023 due mainly to additions of $63.9 million, offset partially by principal and other reductions including sales of $48.8 million, charge-offs of $11.9 million and transfers to accrual status of $2.1 million. As of June 30, 2023, the Company's three largest loan relationships on nonaccrual status had an aggregate carrying value of $24.9 million and represented 24% of total nonaccrual loans and leases.
Loans and leases accruing 30-89 days past due generally fluctuate from period to period. The $49.2 million decrease to $49.8 million as of June 30, 2023 was due mainly to a decrease in Civic delinquent loans which included $34.8 million of loans that paid off and $14.4 million of loans that transferred to held for sale in the second quarter.
Foreclosed Assets
The following table presents foreclosed assets (primarily OREO), net of the valuation allowance, by property type as of the dates indicated:
Property Type	June 30, 2023	December 31, 2022
	(In thousands)
Single-family residence	$8,426	$5,022
Total OREO, net	8,426	5,022
Other foreclosed assets	—	—
Total foreclosed assets, net	$8,426	$5,022
During the six months ended June 30, 2023, foreclosed assets increased by $3.4 million to $8.4 million at June 30, 2023 due mainly to additions of $9.2 million, offset partially by sales of $5.1 million.

Classified and Special Mention Loans and Leases Held for Investment
The following table presents the credit risk ratings of our loans and leases held for investment, net of deferred fees, as of the dates indicated:
Loan and Lease Credit Risk Ratings	June 30, 2023	December 31, 2022
	(In thousands)
Pass	$21,679,908	$27,924,599
Special mention	366,368	566,259
Classified	211,934	118,271
Total loans and leases held for investment, net of deferred fees	$22,258,210	$28,609,129
Classified and special mention loans and leases fluctuate from period to period as a result of loan repayments and downgrades or upgrades from our ongoing active portfolio management.
The increase in classified loans (and subsequent decrease in special mention) during the six months ended June 30, 2023, was driven by downgrades in Multi-family loans as the result of rising interest rates and the related stress on debt service. All of the Multi-family loans downgraded remain well collateralized and current at quarter-end.
The following table presents the classified and special mention credit risk rating categories for loans and leases held for investment, net of deferred fees, by loan portfolio segment and class and the related net changes as of the dates indicated:
	June 30, 2023		December 31, 2022		Increase (Decrease)
	Classified	Special Mention	Classified	Special Mention	Classified	Special Mention
			(In thousands)
Real estate mortgage:
Commercial	$39,768	$121,084	$43,737	$106,493	$(3,969)	$14,591
Multi-family	87,390	30,743	3,611	60,330	83,779	(29,587)
Other residential	72,549	56,042	60,557	58,063	11,992	(2,021)
Total real estate mortgage	199,707	207,869	107,905	224,886	91,802	(17,017)
Real estate construction and land:
Commercial	—	—	—	91,334	—	(91,334)
Residential	—	2,376	—	45,155	—	(42,779)
Total real estate construction and land	—	2,376	—	136,489	—	(134,113)
Commercial:
Asset-based	3,650	13,368	865	56,836	2,785	(43,468)
Venture capital	2,614	122,482	2,753	127,907	(139)	(5,425)
Other commercial	5,516	12,417	6,473	13,233	(957)	(816)
Total commercial	11,780	148,267	10,091	197,976	1,689	(49,709)
Consumer	447	7,856	275	6,908	172	948
Total	$211,934	$366,368	$118,271	$566,259	$93,663	$(199,891)
Regulatory Matters
Capital
Bank regulatory agencies measure capital adequacy through standardized risk-based capital guidelines that compare different levels of capital (as defined by such guidelines) to risk-weighted assets and off-balance sheet obligations. At June 30, 2023, banks considered to be “well capitalized” must maintain a minimum Tier 1 leverage ratio of 5.00%, a minimum common equity Tier 1 risk-based capital ratio of 6.50%, a minimum Tier 1 risk-based capital ratio of 8.00%, and a minimum Total risk-based capital ratio of 10.00%. Regulatory capital requirements limit the amount of deferred tax assets that may be included when determining the amount of regulatory capital. Deferred tax asset amounts in excess of the calculated limit are disallowed from regulatory capital. At June 30, 2023, such disallowed amounts was $33.1 million for the Company. No assurance can be given that the regulatory capital deferred tax asset limitation will not increase in the future or that the Company will not have increased deferred tax assets that are disallowed.
Basel III currently requires all banking organizations to maintain a 2.50% capital conservation buffer above the minimum risk-based capital requirements to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the common equity Tier 1, Tier 1, and Total capital ratio minimums inclusive of the capital conservation buffer were 7.00%, 8.50%, and 10.50%. At June 30, 2023, the Company and the Bank were in compliance with the capital conservation buffer requirement.
The Company and the Bank elected the CECL 5-year regulatory transition guidance for calculating regulatory capital ratios and the June 30, 2023 ratios include this election. This regulatory guidance allows an entity to add back to capital 100% of the capital impact from the day one CECL transition adjustment and 25% of subsequent increases to the allowance for credit losses through December 31, 2021. This cumulative amount is now being phased out of regulatory capital evenly over the three years from 2022 to 2024. The add-back as of June 30, 2023 ranged from 0 basis points to 6 basis points for the capital ratios below.
The following tables present a comparison of our actual capital ratios to the minimum required ratios and well capitalized ratios as of the dates indicated:
		Minimum Required
June 30, 2023	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	7.76%	4.00%	N/A	N/A
CET1 capital ratio	11.16%	4.50%	7.00%	N/A
Tier 1 capital ratio	13.70%	6.00%	8.50%	N/A
Total capital ratio	17.61%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	7.62%	4.00%	N/A	5.00%
CET1 capital ratio	13.48%	4.50%	7.00%	6.50%
Tier 1 capital ratio	13.48%	6.00%	8.50%	8.00%
Total capital ratio	16.07%	8.00%	10.50%	10.00%
		Minimum Required
December 31, 2022	Actual	For Capital Adequacy Purposes	For Capital Conservation Buffer	For Well Capitalized Classification
PacWest Bancorp Consolidated:
Tier 1 leverage capital ratio	8.61%	4.00%	N/A	N/A
CET1 capital ratio	8.70%	4.50%	7.00%	N/A
Tier 1 capital ratio	10.61%	6.00%	8.50%	N/A
Total capital ratio	13.61%	8.00%	10.50%	N/A

Pacific Western Bank:
Tier 1 leverage capital ratio	8.39%	4.00%	N/A	5.00%
CET1 capital ratio	10.32%	4.50%	7.00%	6.50%
Tier 1 capital ratio	10.32%	6.00%	8.50%	8.00%
Total capital ratio	12.34%	8.00%	10.50%	10.00%

The Company's consolidated common equity Tier 1 (CET1), Tier 1, and Total capital ratios increased during the six months ended June 30, 2023 due mainly to positive adjusted earnings combined with a decrease in risk-weighted assets. The consolidated Tier 1 leverage ratio decreased during the six months ended June 30, 2023 due mainly to an increase in average assets attributable primarily to higher levels of on-balance sheet liquidity.
Subordinated Debt
We issued or assumed through mergers subordinated debt to trusts that were established by us or entities we acquired, which, in turn, issued trust preferred securities. As of June 30, 2023, the carrying value of subordinated debt totaled $870.4 million. At June 30, 2023, $131.0 million of the trust preferred securities were included in the Company's Tier I capital and $725.1 million were included in Tier II capital.
Dividends on Common Stock and Interest on Subordinated Debt
As a bank holding company, PacWest is required to notify and receive approval from the FRB prior to declaring and paying a dividend to common stockholders during any period in which quarterly and/or cumulative twelve-month net earnings are insufficient to fund the dividend amount, among other requirements. Interest payments made on subordinated debt are considered dividend payments under FRB regulations. We may not pay a dividend if the FRB objects or until such time as we receive approval from the FRB or we no longer need to provide notice under applicable regulations. The Company currently is required to receive FRB approval to declare or pay a dividend to stockholders. Further, if the Company defaults or elects to defer the interest payments on its subordinated debt, it is restricted from paying dividends on its Series A preferred and common stock.
Dividends on Preferred Stock
The Company's ability to pay dividends on the Series A preferred stock depends on the ability of the Bank to pay dividends to the holding company. The ability of the Company and the Bank to pay dividends in the future is subject to bank regulatory requirements, including capital regulations and policies established by the FRB, the FDIC and the DFPI, as applicable. Dividends on the Series A preferred stock will not be declared, paid, or set aside for payment to the extent such act would cause us to fail to comply with applicable laws and regulations, including applicable FRB capital adequacy regulations and policies.
Dividends on the Series A preferred stock are not cumulative or mandatory. If the Company’s Board of Directors does not declare a dividend on the Series A preferred stock in respect of a dividend period, then no dividend shall be deemed to be payable for such dividend period or be cumulative, and the Company will have no obligation to pay any dividend for that dividend period, whether or not the Board of Directors declares a dividend on the Series A preferred stock or any other class or series of its capital stock for any future dividend period. Additionally, so long as any share of Series A preferred stock remains outstanding, unless dividends on all outstanding shares of Series A preferred stock for the most recently completed dividend period have been paid in full or declared and a sum sufficient for the payment thereof has been set aside for payment, no dividend shall be declared or paid or set aside for payment and no distribution shall be declared or made or set aside for payment on the Company’s common stock.
Liquidity
Liquidity Management
Liquidity is the ongoing ability to accommodate liability maturities and deposit withdrawals, fund asset growth and business operations, and meet contractual obligations through unconstrained access to funding at reasonable market rates. Liquidity management involves forecasting funding requirements and maintaining sufficient capacity to meet the needs and accommodate fluctuations in asset and liability levels due to changes in the Company’s business operations or unanticipated events.
We have an Executive Management Asset/Liability Management Committee (“Executive ALM Committee”) that is comprised of members of senior management and is responsible for managing commitments to meet the needs of customers while achieving our financial objectives. Our Executive ALM Committee meets regularly to review funding capacities, current and forecasted loan demand, and investment opportunities.

We manage our liquidity by maintaining pools of liquid assets on-balance sheet, consisting of cash and due from banks, interest-earning deposits in other financial institutions, and unpledged securities available-for-sale, which we refer to as our primary liquidity. We also maintain available borrowing capacity under secured credit lines with the FHLB and the FRBSF, which we refer to as our secondary liquidity.
As a member of the FHLB, the Bank had secured borrowing capacity with the FHLB of $4.7 billion at June 30, 2023, and nothing was borrowed as of that date. The FHLB secured credit line was collateralized by a blanket lien on $9.2 billion of certain qualifying loans and $21.6 million of securities. The Bank also had secured borrowing capacity with the FRBSF under the Discount Window program totaling $6.6 billion at June 30, 2023, all of which was available, and $4.9 billion under the Bank Term Funding Program, which was fully borrowed as of that date. The FRBSF Discount Window secured credit line was collateralized by liens on $7.0 billion of qualifying loans and $1.4 billion of pledged securities, and the Bank Term Funding Program credit line was collateralized by pledged securities with a market value of $4.3 billion and a par value of $5.0 billion. The Bank Term Funding Program provides borrowing capacity on qualifying government and government agency guaranteed securities based on the collateral par value.
In addition to its secured lines of credit with the FHLB and FRBSF, the Bank also borrowed $1.3 billion under a repurchase agreement facility, which was collateralized by $2.1 billion of loan collateral. The Bank also maintains unsecured lines of credit for the purpose of borrowing overnight funds, subject to availability, of $100.0 million in the aggregate with several correspondent banks. As of June 30, 2023, there was no balance outstanding related to these unsecured lines of credit. The Bank is a member of the AFX, through which it may either borrow or lend funds on an overnight or short-term basis with a group of pre-approved commercial banks. The availability of funds changes daily. As of June 30, 2023, there was no outstanding balance through the AFX.
The following tables provide a summary of the Bank’s primary and secondary liquidity levels at the dates indicated:
Primary Liquidity - On-Balance Sheet	June 30, 2023	December 31, 2022
	(Dollars in thousands)
Cash and due from banks	$208,300	$212,273
Interest-earning deposits in financial institutions	6,489,847	2,027,949
Securities available-for-sale, at fair value	4,708,519	4,843,487
Securities held-to-maturity, at fair value	2,120,812	2,110,472
Less: pledged securities, available-for-sale, at fair value	(4,438,738)	(1,178,642)
Less: pledged securities, held-to-maturity, at fair value	(2,069,154)	(1,694,118)
Total primary liquidity	$7,019,586	$6,321,421
Ratio of primary liquidity to total deposits	25.2%	18.6%
Secondary Liquidity - Off-Balance Sheet Available Secured Borrowing Capacity	June 30, 2023	December 31, 2022
	(In thousands)
Total secured borrowing capacity with the FHLB	$4,733,716	$5,772,682
Less: secured advances outstanding	—	(1,270,000)
Available secured borrowing capacity with the FHLB	4,733,716	4,502,682
Available secured borrowing capacity with the FRBSF	6,575,229	2,456,905
Total secondary liquidity	$11,308,945	$6,959,587
During the six months ended June 30, 2023, the Company's primary liquidity increased by $698.2 million to $7.0 billion at June 30, 2023 due mainly to a $4.5 billion increase in interest-earning deposits in financial institutions, offset partially by increases of $3.3 billion in pledged AFS securities and $375.0 million in pledged HTM securities. During the six months ended June 30, 2023, the Company's secondary liquidity increased by $4.3 billion to $11.3 billion at June 30, 2023 due mainly to increases in available secured borrowing capacity with the FRBSF and FHLB of $4.1 billion and $231.0 million.

Obtaining new customer deposits, or having existing customers increase their deposit balances with us, are the primary sources of funding for our operations and is one the highest priorities of the Company. See “- Balance Sheet Analysis - Deposits” for additional information and detail of our deposits. Additionally, we generate liquidity from cash flows from our loan and securities portfolios.
Our deposit balances may decrease if customers withdraw funds from the Bank. In order to address the Bank’s liquidity risk from fluctuating deposit balances, the Bank maintains adequate levels of available liquidity on and off the balance sheet.
We use brokered deposits, the availability of which is uncertain and subject to competitive market forces and regulation, for liquidity management purposes. At June 30, 2023, brokered deposits totaled $7.6 billion, consisting of $2.2 billion of non-maturity brokered accounts and $5.4 billion of brokered time deposits. At December 31, 2022, brokered deposits totaled $4.9 billion, consisting of $2.6 billion of non-maturity brokered accounts and $2.3 billion of brokered time deposits.
Our liquidity policy includes guidelines for On-Balance Sheet Liquidity (a measurement of primary liquidity to total deposits plus borrowings), Liquidity Buffer Coverage Ratio (the ratio of cash and unpledged securities to the estimated 30 day cash outflow in a defined stress scenario), Liquidity Stress Test Survival Horizon (the number of days that the Bank's liquidity buffer plus available secured borrowing capacity is sufficient to offset cumulative cash outflow in a defined stress scenario), Loan to Funding Ratio (measurement of gross loans net of fees divided by deposits plus borrowings), Wholesale Funding Ratio (measurement of wholesale funding divided by interest-earning assets), and other guidelines developed for measuring and maintaining liquidity. At June 30, 2023, the Bank was not in compliance with its funding concentration liquidity guidelines due primarily to the elevated balance of wholesale deposits.
In the second quarter of 2023, we introduced a digital account opening tool and in the third quarter we expect to implement an on-line channel for gathering deposits directly from consumers in an effort to increase customer deposits and reduce our balance of wholesale deposits.
Holding Company Liquidity
PacWest acts a source of financial strength for the Bank which can also include being a source of liquidity. The primary sources of liquidity for the holding company include dividends from the Bank, intercompany tax payments from the Bank, and PacWest's ability to raise capital, issue subordinated debt, and secure outside borrowings. PacWest's ability to obtain funds for the payment of dividends to our stockholders, the repurchase of shares of common stock, and other cash requirements is largely dependent upon the Bank’s earnings. The Bank is subject to restrictions under certain federal and state laws and regulations that limit its ability to transfer funds to the holding company through intercompany loans, advances, or cash dividends. PacWest's ability to pay dividends is also subject to the restrictions set forth in Delaware law, by the FRB, and by certain covenants contained in our subordinated debt. See “- Regulatory Matters - Dividends on Preferred Stock” for information regarding the payment of dividends on the Series A preferred stock.
At June 30, 2023, PacWest had $307.4 million in cash and cash equivalents, of which a substantial amount was on deposit at the Bank. We believe this amount of cash, along with anticipated future dividends from the Bank, will be sufficient to fund the holding company’s cash flow needs over the next 12 months.
Our obligations also include off-balance sheet arrangements consisting of loan commitments, of which only a portion is expected to be funded, and standby letters of credit. At June 30, 2023, our loan commitments and standby letters of credit were $5.8 billion and $300.6 million. The loan commitments, a portion of which will eventually result in funded loans, increase our profitability through net interest income when drawn and unused commitment fees prior to being drawn. We manage our overall liquidity taking into consideration funded and unfunded commitments as a percentage of our liquidity sources. Our liquidity sources, as described in “- Liquidity - Liquidity Management,” have been and are expected to be sufficient to meet the cash requirements of our lending activities. For further information on loan commitments, see Note 11. Commitments and Contingencies, of the Notes to Condensed Consolidated Financial Statements (Unaudited) contained in “Item 1. Condensed Consolidated Financial Statements (Unaudited).”

ITEM 3.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
This analysis should be read in conjunction with text under the caption “Quantitative and Qualitative Disclosures About Market Risk” in our Form 10-K, which text is incorporated herein by reference. Our analysis of market risk and market-sensitive financial information contains forward-looking statements and is subject to the disclosure at the beginning of Item 2 regarding such forward-looking information.
Market Risk - Foreign Currency Exposure
We enter into foreign exchange contracts with our clients and counterparty banks primarily for the purpose of offsetting or hedging clients' foreign currency exposures arising out of commercial transactions, and we enter into cross currency swaps and foreign exchange contracts to hedge exposures to loans and debt instruments denominated in foreign currencies. We have experienced and will continue to experience fluctuations in our net earnings as a result of transaction gains or losses related to revaluing certain asset and liability balances that are denominated in currencies other than the U.S. Dollar and the derivatives that hedge those exposures. As of June 30, 2023, the U.S. Dollar notional amounts of loans receivable and subordinated debt payable denominated in foreign currencies were $8.7 million and $28.1 million, and the U.S. Dollar notional amounts of derivatives outstanding to hedge these foreign currency exposures were $8.7 million and $28.5 million. We recognized a foreign currency translation net gain of $170,000 for the six months ended June 30, 2023 and a foreign currency translation net gain of $1.4 million for the six months ended June 30, 2022.
Asset/Liability Management and Interest Rate Sensitivity
Interest Rate Risk
We measure our IRR position on a monthly basis using two methods: (i) NII simulation analysis; and (ii) MVE modeling. The Executive ALM Committee and the Finance Committee of the Company's Board of Directors review the results of these analyses quarterly. If hypothetical changes to interest rates cause changes to our simulated net present value of equity and/or net interest income outside our pre-established limits, we may adjust our asset and liability mix in an effort to bring our interest rate risk exposure within our established limits.
We evaluated the results of our NII simulation model and MVE model prepared as of June 30, 2023, the results of which are presented below. Our NII simulation and MVE model indicate that our balance sheet is liability sensitive. A liability sensitive IRR profile would suggest that our estimated NII and MVE would change in the opposite direction of a sudden sustained change in prevailing interest rates.
Net Interest Income Simulation
We used a NII simulation model to measure the estimated changes in NII that would result over the next 12 months from immediate and sustained changes in interest rates as of June 30, 2023. This model is an interest rate risk management tool and the results are not necessarily an indication of our future net interest income. This model has inherent limitations and these results are based on a given set of rate changes and assumptions at one point in time. We have assumed no growth or changes in the product mix of either our total interest-sensitive assets or liabilities over the next 12 months, therefore the results reflect an interest rate shock to a static balance sheet. For the current quarter, the results of the NII simulation model are exaggerated by the large cash and borrowings positions that existed on June 30, 2023. We expect our NII sensitivity results to reflect less interest rate risk once the large cash and borrowings positions are reduced to more historical levels, which we anticipate happening during the upcoming quarter.
This analysis calculates the difference between NII forecasted using both increasing and decreasing interest rate scenarios using the forward yield curve at June 30, 2023. In order to arrive at the base case, we extend our balance sheet at June 30, 2023 one year and reprice any assets and liabilities that would contractually reprice or mature during that period using the products’ pricing as of June 30, 2023. Based on such repricing, we calculate an estimated NII and NIM for each rate scenario.
The NII simulation model is dependent upon numerous assumptions. For example, 31% of our loans are variable rate and 26% are hybrid adjustable rate mortgage loans, which are assumed to reprice in accordance with their contractual terms. Some loans and investment securities include the opportunity of prepayment (embedded options) and the simulation model uses prepayment assumptions to estimate these accelerated cash flows and reinvest these proceeds at current simulated yields. Our interest-bearing deposits reprice at our discretion and are assumed to reprice at a rate less than the change in market rates. The 12-month NII simulation model as of June 30, 2023 assumes interest-bearing deposits reprice at 55% and total deposits reprice at 43% of the change in market rates in a rising interest rate scenario, depending on the amount of the rate change (this is commonly referred to as the “deposit beta”). The effects of certain balance sheet attributes, such as fixed-rate loans, interest rate floors on variable-rate loans, and the volume of noninterest-bearing deposits as a percentage of earning assets, impact our assumptions and consequently the results of our NII simulation model. Additionally, we assume that all market interest rates have an interest rate floor of 0%. Changes that could vary significantly from our assumptions include loan and deposit growth or contraction, loan and deposit pricing, changes in the mix of earning assets or funding sources, and future asset/liability management decisions, all of which may have significant effects on our net interest income.
The following table presents forecasted net interest income and net interest margin for the next 12 months using the static balance sheet as of June 30, 2023 and forward yield curve as of June 30, 2023 (which presumes one interest rate cut over a twelve month horizon) as the base scenario, with immediate and sustained parallel upward and downward movements in interest rates of 100, 200, and 300 basis points as of the date indicated:
June 30, 2023 Static Balance Sheet	Forecasted Net Interest Income (Tax Equivalent)	Percentage Change From Base	Forecasted Net Interest Margin (Tax Equivalent)	Forecasted Net Interest Margin Change From Base
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$525.7	(15.8)%	1.45%	(0.28)%
Up 200 basis points	$557.8	(10.7)%	1.54%	(0.19)%
Up 100 basis points	$588.5	(5.8)%	1.63%	(0.10)%
BASE CASE	$624.7	—	1.73%
Down 100 basis points	$672.0	7.6%	1.86%	0.13%
Down 200 basis points	$719.2	15.1%	1.99%	0.26%
Down 300 basis points	$766.2	22.7%	2.12%	0.39%
During the six months ended June 30, 2023, total base case year 1 tax equivalent NII decreased by $650.6 million or 51% to $624.7 million at June 30, 2023 compared to December 31, 2022, and the base case tax equivalent NIM decreased to 1.73% at June 30, 2023 from 3.21% at December 31, 2022. The decrease in year 1 NII and tax equivalent NIM compared to the December 31, 2022 forecasted NII and NIM was attributable to the change in the funding mix at June 30, 2023 compared to December 31, 2022, as the average balance of noninterest-bearing deposits decreased by $7.6 billion, the average balance of interest-bearing deposits increased by $784.6 million, and the average balance of borrowings increased by $10.5 billion. These funding mix changes resulted in a $444.6 million increase in forecasted interest expense. Forecasted interest income decreased by $206.3 million due primarily to the lower average loan and lease balance following the loan sales in the second quarter. The change in the funding mix at June 30, 2023 from December 31, 2022 was in response to recent industry events.
In addition to parallel interest rate shock scenarios, we also model various alternative rate vectors. The most favorable alternate rate vector that we model is the “Gradual Decrease” scenario, which applies a parallel ramped decrease to the yield curve over an 18-month horizon. In the “Gradual Decrease” scenario, Year 1 tax equivalent NII increases by 0.9%. The most unfavorable alternate rate vector that we model is the “Gradual Increase” scenario, in which rates increase over an 18-month ramped horizon. In the “Gradual Increase” scenario, Year 1 tax equivalent NII decreases by 6.5%.
At June 30, 2023, we had $22.7 billion of total gross loans that included $7.1 billion or 31% with variable interest rate terms (excluding hybrid loans discussed below). Of the variable interest rate loans, $6.13 billion, or 86%, contained interest rate floor provisions, which included $6.08 billion of loans that were at or above their floors and only $51.7 million of loans below their floors.

At June 30, 2023, we also had $6.0 billion of variable-rate hybrid loans, representing 26% of total loans, which do not reprice immediately because the loans contain an initial fixed-rate period before they become variable. The cumulative amounts of hybrid loans that would switch from being fixed-rate to variable-rate because the initial fixed-rate term would expire were approximately $124.0 million, $496.1 million, and $1.4 billion in the next one, two, and three years.
LIBOR was phased out on June 30, 2023, as such the Company stopped originations of LIBOR-indexed loans effective December 31, 2021. The business processes impacted relate primarily to our variable-rate loans and our subordinated debt, both of which are indexed to LIBOR. For further information, see Item 7A. “Risk Factors” of our Annual Report on Form 10-K for the year ended December 31, 2022.
Market Value of Equity
We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities, and off-balance sheet items, defined as the market value of equity, using our MVE model. This simulation model assesses the changes in the market value of our interest-sensitive financial instruments that would occur in response to an instantaneous and sustained increase and decrease in market interest rates of 100, 200, and 300 basis points. This analysis assigns significant value to our noninterest-bearing deposit balances. The projections include various assumptions regarding cash flows and interest rates and are by their nature forward-looking and inherently uncertain.
The MVE model is an interest rate risk management tool and the results are not necessarily an indication of our actual future results. Actual results may vary significantly from the results suggested by the market value of equity table. Loan prepayments and deposit attrition, changes in the mix of our earning assets or funding sources, and future asset/liability management decisions, among others, may vary significantly from our assumptions. The base case is determined by applying various current market discount rates to the estimated cash flows from the different types of assets, liabilities, and off-balance sheet items existing at June 30, 2023.
The following table shows the projected change in the market value of equity for the rate scenarios presented as of the date indicated:
June 30, 2023	Projected Market Value of Equity	Dollar Change From Base	Percentage Change From Base	Percentage of Total Assets	Ratio of Projected Market Value to Book Value
	(Dollars in millions)
Interest Rate Scenario:
Up 300 basis points	$3,418.0	$(1,100.0)	(24.3)%	8.9%	134.9%
Up 200 basis points	$3,768.0	$(750.0)	(16.6)%	9.8%	148.7%
Up 100 basis points	$4,131.0	$(387.0)	(8.6)%	10.8%	163.1%
BASE CASE(1)	$4,518.0	$—	—%	11.8%	178.4%
Down 100 basis points	$4,937.0	$419.0	9.3%	12.9%	194.9%
Down 200 basis points	$5,314.0	$796.0	17.6%	13.9%	209.8%
Down 300 basis points	$5,504.0	$986.0	21.8%	14.4%	217.3%
(1)
The ratio of base case of projected MVE to the Company's total stockholders' equity was 1.78 at June 30, 2023 and 2.15 at December 31, 2022. The MVE methodology and the application of the various assumptions as of June 30, 2023 are consistent with December 31, 2022.

During the six months ended June 30, 2023, total base case projected market value of equity decreased from December 31, 2022 by $4.0 billion to $4.5 billion at June 30, 2023. This decrease in base case projected MVE was due mostly to: (1) a $2.8 billion net increase in the mark-to-market adjustment for total deposits, borrowings, and subordinated debt, offset partially by (2) a $267.9 million increase in the mark-to-market adjustment for loans and leases; (3) a $1.3 million increase in the mark-to-market adjustment for investment securities held-to-maturity; and (4) a $1.42 billion decrease in the book value of stockholders' equity. The decrease in the book value of stockholders' equity was due mainly to a $1.39 billion net loss attributable primarily to a $1.38 billion goodwill impairment charge and $30.5 million of common stock cash dividends paid, offset partially by a $17.1 million decline in accumulated other comprehensive loss.

ITEM 4.	CONTROLS AND PROCEDURES
As of the end of the period covered by this report, an evaluation was carried out by the Company's management, with the participation of the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, these disclosure controls and procedures were effective.
There have been no changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934) during our most recent fiscal quarter that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

PART II. OTHER INFORMATION
ITEM 1.	LEGAL PROCEEDINGS
The information set forth in Note 11. Commitments and Contingencies in the Notes to Condensed Consolidated Financial Statements (Unaudited) is incorporated herein by reference.
In addition, in the ordinary course of our business, we are party to various legal actions, which we believe are incidental to the operation of our business. The outcome of such legal actions and the timing of ultimate resolution are inherently difficult to predict. In the opinion of management, based upon information currently available to us, any resulting liability, in addition to amounts already accrued, and taking into consideration insurance which may be applicable, would not have a material adverse effect on the Company’s financial statements or operations.
ITEM 1A.	RISK FACTORS
For information regarding factors that could affect the Company's results of operations, financial condition and liquidity, see the risk factors disclosed in the “Risk Factors” section of our Annual Report on Form 10-K for the year ended December 31, 2022 and of our Quarterly Report on Form 10-Q for the quarter ended March 31, 2023. See also “Forward-Looking Information” disclosed in Part I, Item 2 of this Quarterly Report on Form 10-Q and the updated Risk Factors below:
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger with Banc.
Before the merger with Banc and the subsequent merger of Pacific Western Bank and Banc of California, N.A. (the “bank merger”) may be completed, the requisite approvals, consents and non-objections must be obtained from the FRB and the DFPI. Other approvals, waivers or consents from regulators may also be required, both for the merger and the equity investments.
In determining whether to grant these approvals, such regulatory authorities consider a variety of factors. These approvals could be delayed, or not obtained at all, including due to a party’s regulatory standing (or adverse development in respect thereof) or due to any other factors considered by regulators when granting such approvals, including governmental, political or community group inquiries, investigations or opposition, or changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying or jeopardizing the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reducing the anticipated benefits of the merger (including the equity investments and their inclusion as CET1 capital, assuming the merger and the equity investments are consummated successfully and within the expected timeframe). In addition, there can be no assurance that any such conditions, limitations, obligations or restrictions will not result in abandonment of the merger by either party. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any governmental entity of competent jurisdiction that would prevent, prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
PacWest and Banc have agreed in the merger agreement to use reasonable best efforts to consummate the transactions contemplated by the merger agreement on the terms and conditions set forth therein, including using reasonable best efforts to satisfy all conditions and covenants under their control in the merger agreement. However, under the terms of the merger agreement, neither PacWest nor Banc, nor any of their respective subsidiaries, is required or permitted (without the written consent of the other party) to take any action, or commit to take or refrain from taking any action, or agree to any condition or restriction, in connection with obtaining the required permits, authorizations, consents, orders or approvals of governmental entities that would (i) reasonably be expected to require the combined company or any other person to issue equity securities or otherwise raise capital in excess of the amount contemplated by the equity investments; or (ii) (A) not apply to a similarly sized financial holding company and state member bank that are well-capitalized and well-managed and (B) be materially more burdensome, individually or in the aggregate, on the operations, business or profitability of the combined company and its subsidiaries than those imposed on Banc or Banc of California, N.A. as of the date of the merger agreement (a “materially burdensome regulatory condition”).
Consummation of the merger is conditioned upon the substantially concurrent closing of the equity investments, which are subject to certain conditions.
As a condition to the consummation of the merger with Banc, Banc must substantially concurrently therewith receive $400 million (in the aggregate) or greater of equity investments in Banc’s equity securities qualifying as CET1 capital.
Under the investment agreements, the consummation of the equity investments are subject to a number of conditions, including that the Warburg Investors and the Centerbridge Investors each must have received reasonably satisfactory oral confirmation from staff of the legal division of the FRB that the consummation of the applicable equity investments will not result in such Investor being deemed to have, or to have acquired, “control” of Banc for purposes of the Bank Holding Company Act of 1956 (the “BHC Act”) or the Change in Bank Control Act of 1978 (the “CIBC Act”). The investment agreements also provide that neither Banc nor any of its subsidiaries is permitted (without the consent of the other party), and the Investors shall not be required, to take any actions, or to commit to take or refrain from taking any actions, or to accept or agree to any conditions or restrictions, that would reasonably be expected to cause them to control Banc for purposes of the BHC Act or the CIBC Act, serve as a source of financial strength to Banc pursuant to the BHC Act or enter into any capital or liquidity maintenance agreements or similar agreements with any governmental entity, provide capital support to Banc, PacWest or any of their respective subsidiaries or otherwise commit to or contribute any additional capital to, provide other funds to or make any other investment in Banc, PacWest or any of their respective subsidiaries. If the regulatory authorities were to require any such actions, the Investors would not be required to satisfy their obligations to consummate the equity investments under the investment agreements. If any Investor fails to consummate its equity investment, Banc may be required to seek qualifying equity investments from other third parties, which may or may not be available (and may or may not be available on the same terms as applicable to such equity investment). Failure to consummate (or a delay in consummating) the equity investments may cause the failure or delay in the ability of parties to consummate the merger.
Failure to consummate the merger could negatively impact PacWest.
The consummation of the merger is subject to the receipt of requisite regulatory and stockholder approvals and the satisfaction of other closing conditions, including the substantially concurrent consummation of the equity investments, as noted above. If the merger is not completed for any reason, including as a result of PacWest’s or Banc’s stockholders failing to grant the applicable requisite stockholder approval at the applicable company’s special stockholders meeting or the imposition of a materially burdensome regulatory condition resulting in either PacWest or Banc refusing to consummate the merger, there may be various adverse consequences, and PacWest may experience negative reactions from the financial markets and from its customers and employees. For example, PacWest’s business may be impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of consummating the merger. Additionally, if the merger agreement is terminated, the market price of PacWest’s securities could decline to the extent that current market prices reflect a market assumption that the merger (including the equity investments) will be beneficial and will be consummated. PacWest also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against PacWest to perform its obligations under the merger agreement.
Additionally, PacWest has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing of a joint proxy statement/prospectus in connection with the merger, and all applicable filing and other fees paid in connection with the merger. If the merger is not completed, PacWest would have to pay these expenses without realizing the expected benefits of the merger. Although PacWest may be entitled to receive a termination fee of $39.5 million from Banc and/or expense reimbursement with respect to certain costs and expenses associated with the balance sheet repositioning (as defined below) if the merger agreement is terminated under certain circumstances, such payments may not be sufficient to fully compensate PacWest for the losses it may incur in connection with a failure of the merger to be consummated.

Combining PacWest and Banc and the balance sheet repositioning may be more difficult, costly or time-consuming than expected, and the combined company may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability of PacWest and Banc to dispose certain assets in the planned balance sheet repositioning (the “balance sheet repositioning”) along with anticipated cost savings from combining the businesses of PacWest and Banc. To realize the anticipated benefits and cost savings from the merger, PacWest and Banc must successfully dispose of assets at or after closing, which is inherently subject to market conditions and the risk that such conditions will be less favorable than what the parties expected when entering into the merger agreement. Additionally, although the balance sheet repositioning is not a condition to complete the merger under the merger agreement, the regulators may not grant the requisite regulatory approvals until the balance sheet repositioning is completed, in order to minimize capital and liquidity risk to the combined company. Therefore, any inability to complete the balance sheet repositioning transactions by either PacWest or Banc could potentially have the effect of delaying or even denying the requisite regulatory approvals and the consummation of the merger.
Following the merger, PacWest and Banc must successfully integrate and combine their businesses in a manner that permits those benefits and cost savings to be realized without adversely affecting current revenues and future growth. If PacWest and Banc are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement (including the balance sheet repositioning), as well as any delays encountered in the integration process, could have an adverse effect upon the capital position, revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
PacWest and Banc have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with their stakeholders or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the companies may also divert management attention and resources. These integration matters could have an adverse effect on PacWest during this pre-closing period and for an undetermined period after consummation of the merger on the combined company.
Furthermore, the board of directors and executive leadership of the combined company and bank will consist of former directors and executive officers from each of PacWest and Banc, as well as a director designated by the Warburg Investors. Combining the boards of directors and management teams of each company into a single board of directors and a single management team could require the reconciliation of differing priorities and philosophies.
The combined company may be unable to retain PacWest or Banc personnel successfully after the merger is completed.
The success of the merger will depend, in part, on the combined company’s ability to retain the talent and dedication of key employees currently employed by PacWest and Banc. It is possible that these employees may decide not to remain with PacWest or Banc, as applicable, while the merger is pending or with the combined company after the merger is consummated. If PacWest and Banc are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies and the combined company, PacWest and Banc could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. PacWest and Banc also may not be able to locate or retain suitable replacements for any key employees who leave either company.

PacWest will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on PacWest. These uncertainties may impair PacWest’s ability to retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with PacWest to seek to change existing business relationships with PacWest. In addition, subject to certain exceptions, PacWest has agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of Banc. These restrictions may prevent PacWest from pursuing attractive business opportunities that may arise prior to the completion of the merger.
PacWest has incurred and is expected to incur substantial costs related to the merger and integration.
PacWest has incurred and expects to incur a number of non-recurring costs associated with the merger. These costs include legal, financial, accounting, consulting and other advisory fees, retention, severance and employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs, and closing, integration and other related costs. Some of these costs are payable by PacWest regardless of whether the merger is completed.
Stockholder litigation related to the merger and/or the equity investments could prevent or delay the completion of the merger and/or the equity investments, result in the payment of damages or otherwise negatively impact the business and operations of PacWest.
Stockholders may bring claims in connection with the proposed merger and, in the case of Banc, the proposed equity investments and, among other remedies, may seek damages or an injunction preventing the merger and/or the equity investments from closing. If any plaintiff were successful in obtaining an injunction prohibiting PacWest or Banc from completing the merger or any other transactions contemplated by the merger agreement or Banc and the Investors from consummating the equity investments (or any portion thereof), then such injunction may delay or prevent the effectiveness of the merger and could result in costs to PacWest, including costs in connection with the defense or settlement of any stockholder lawsuits filed in connection with the merger. Further, such lawsuits and the defense or settlement of any such lawsuits may have an adverse effect on the financial condition and results of operations of PacWest.
The merger agreement may be terminated in accordance with its terms, and the merger may not be completed.
The obligation of the merger agreement parties to consummate the merger is subject to a number of conditions that must be satisfied or waived in order to complete the merger. Those conditions include, among other things: (i) receiving the requisite approval by each of PacWest stockholders and Banc stockholders of certain matters relating to the merger at each company’s respective special stockholders meeting; (ii) the receipt of required regulatory approvals from the FRB and the DFPI; (iii) the absence of any order, injunction, decree or other legal restraint preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement or making the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement illegal; and (iv) the consummation of the purchase and sale of a total of $400 million or greater investment in Banc’s qualifying equity securities substantially concurrently with the closing of the merger. Each party’s obligation to complete the merger is also subject to certain additional conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party (including the absence of any material adverse effect, as defined in the merger agreement), (b) the performance in all material respects by the other party of its obligations under the merger agreement and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”).
These conditions to the merger may not be satisfied or waived in a timely manner or at all, and, accordingly, the merger may not be consummated. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite stockholder approvals, or PacWest or Banc may elect to terminate the merger agreement in certain other circumstances, including by Banc upon the occurrence of a material adverse effect under certain circumstances with respect to PacWest or by PacWest upon the occurrence of a material adverse effect under certain circumstances with respect to Banc.

PacWest’s ability to use net operating loss carryforwards and other tax attributes may be limited in connection with the mergers or other ownership changes.
Both PacWest and Banc are expected to incur taxable losses in connection with the balance sheet repositioning. To the extent these taxable losses exceed PacWest’s or Banc’s taxable income, as applicable, unused losses will carry forward to offset a portion of future taxable income, if any, until such unused losses expire, if at all.
Under Sections 382 and 383 of the Code, these federal net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes may become subject to an annual limitation in the event of certain cumulative changes in PacWest’s or Banc’s ownership. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. PacWest’s ability to utilize net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with the mergers or other transactions. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in PacWest’s and Banc’s ownership resulting from the mergers or other transactions, or any resulting limitations on our ability to utilize our net operating loss carryforwards, certain losses incurred following the mergers, and other tax attributes. Such limitations could result in increased future income tax liability to us, and our future cash flows could be adversely affected. The effect of such limitations could also adversely affect PacWest’s regulatory capital ratios.
In certain circumstances, to preserve our ability to utilize our tax attributes without limitation, PacWest (or the combined company) may take actions to attempt to prevent an “ownership change” from occurring, including by adopting provisions that would limit or discourage stockholders from acquiring 5% or more of the company, or in the case of stockholders that already own 5% or more of the company, from increasing their ownership. There can be no assurances that such actions will be available, if such actions are available, whether we will decide to undertake any such actions and if such actions are undertaken, whether such actions would be effective in preventing an “ownership change” pursuant to Section 382 of the Code.
ITEM 2.	UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS
The following table presents stock purchases made during the second quarter of 2023:
Purchase Dates	Total Number of Shares Purchased(1)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Program	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Program
	(Dollars in thousands, except per share amounts)
April 1 - April 30, 2023		$—	—	$—
May 1 - May 31, 2023	156,549	$6.45	—	$—
June 1 - June 30, 2023	1,143	$8.15	—	$—
Total	157,692	$6.46	—
(1)	Shares repurchased pursuant to net settlement by employees in satisfaction of income tax withholding obligations incurred through the vesting of Company stock awards.
ITEM 5.	OTHER INFORMATION
Trading Arrangements
During the quarter ended June 30, 2023, none of our directors or executive officers adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408 of Regulation S-K) for the purchase or sale of the Company’s securities.

ITEM 6.	INDEX TO EXHIBITS
Exhibit Number	Description
2.1
Agreement and Plan of Merger, dated as of July 25, 2023, by and among PacWest Bancorp, Banc of California, Inc. and Cal Merger Sub, Inc. (Exhibit 2.1 to Form 8-K filed on July 31, 2023 and incorporated herein by this reference).

31.1	Section 302 Certification of Chief Executive Officer (Filed herewith).
31.2	Section 302 Certification of Chief Financial Officer (Filed herewith).
32.1	Section 906 Certification of Chief Executive Officer (Filed herewith).
32.2	Section 906 Certification of Chief Financial Officer (Filed herewith).
101
Interactive data files pursuant to Rule 405 of Regulation S-T formatted in Inline XBRL: (i) the Condensed Consolidated Balance Sheets as of June 30, 2023 and December 31, 2022, (ii) the Condensed Consolidated Statements of Earnings for the three and six months ended June 30, 2023 and 2022, (iii) the Condensed Consolidated Statements of Comprehensive Income (Loss) for the three and six months ended June 30, 2023 and 2022, (iv) the Condensed Consolidated Statement of Changes in Stockholders’ Equity for the three and six months ended June 30, 2023 and 2022, (v) the Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2023 and 2022, and (vi) the Notes to Condensed Consolidated Financial Statements. (Pursuant to Rule 406T of Regulation S-T, this information is deemed furnished and not filed for purposes of Sections 11 and 12 of the Securities Act of 1933 and Section 18 of the Securities Exchange Act of 1934.) (Filed herewith).

104	Cover page of PacWest Bancorp’s Quarterly Report on Form 10-Q formatted as Inline XBRL and contained in Exhibit 101.
*
Instruments defining the rights of long-term debt holders have been omitted pursuant to Item 601(b)(4)(iii)(A) of Regulation S-K. The Company will furnish a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURES
Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
PACWEST BANCORP

Date:	August 9, 2023	/s/ Kevin L. Thompson
Kevin L. Thompson
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)

Annex M

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported) May 2, 2023
PacWest Bancorp
(Exact name of registrant as specified in its charter)
Delaware	001-36408	33-0885320
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9701 Wilshire Blvd., Suite 700, Beverly Hills, California 90212
(Address of principal executive offices and zip code)
(310) 887-8500
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC

Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07	Submission of Matters to a Vote of Security Holders.
On May 2, 2023, PacWest Bancorp (the “Company”) held its Annual Meeting of Stockholders (the “Annual Meeting”). There were 118,036,596 shares of Company common stock issued and outstanding on the record date and entitled to vote at the Annual Meeting, and 103,832,767 shares were represented in person or by proxy at the Annual Meeting, which constituted a quorum to conduct business at the Annual Meeting.
At the Annual Meeting, the eleven nominees for director were elected to the Company’s Board of Directors (the “Board”), and the Company’s stockholders approved, on a non-binding advisory basis, the compensation of the Company’s named executive officers and the frequency of future advisory votes on the compensation of the Company’s named executive officers for every one year and ratified the appointment of KMPG LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023.
At the Annual Meeting, the Company’s stockholders cast the highest number of votes for every one year, compared to every two years or every three years, with respect to the frequency of future advisory votes on the compensation of the Company’s named executive officers. Based on these results and the recommendation of the Board’s Compensation and Human Capital Committee and consistent with the Board’s recommendation to the Company’s stockholders, the Board determined on May 3, 2023, that the Company will hold an advisory vote on executive compensation on an annual basis until the next required advisory vote on the frequency of future advisory votes on executive compensation occurs.
The final number of votes cast for or against, as well as the number of abstentions and broker non-votes, with respect to each matter are set out below.
1. Proposal 1 — Election of Directors.
The eleven nominees were elected to serve as directors of the Company until the completion of the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified. The voting results were as follows:
	For	Against	Abstain	Broker Non-Vote
Tanya M. Acker	92,777,076	2,798,552	167,928	8,089,211
Paul R. Burke	94,393,610	1,205,495	144,451	8,089,211
Craig A. Carlson	93,218,746	2,386,914	137,896	8,089,211
John M. Eggemeyer III	93,451,877	2,146,376	145,303	8,089,211
C. William Hosler	91,121,276	4,479,377	142,903	8,089,211
Polly B. Jessen	93,507,582	2,090,957	145,017	8,089,211
Susan E. Lester	92,733,547	2,871,313	138,696	8,089,211
Roger H. Molvar	92,740,016	2,860,177	143,363	8,089,211
Stephanie B. Mudick	94,132,624	1,469,872	141,060	8,089,211
Paul W. Taylor	93,948,604	1,649,708	145,244	8,089,211
Matthew P. Wagner	92,846,343	2,741,644	155,569	8,089,211
2. Proposal 2 — Advisory Vote on Executive Compensation.
On a non-binding advisory basis, the compensation of the Company’s named executive officers was approved. The voting results were as follows:
For	Against	Abstain	Broker Non-Vote
89,347,567	6,080,204	315,785	8,089,211

3. Proposal 3 –– Frequency of Future Advisory Vote on Executive Compensation.
On a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company’s named executive officers receiving the most votes was every 1 year. The voting results were as follows:
1 Year	2 Years	3 Years	Abstain	Broker Non-Vote
90,883,333	71,666	4,551,958	236,599	8,089,211
4. Proposal 4 — Ratification of the Appointment of Independent Auditor.
The appointment of KPMG LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023 was ratified. The voting results were as follows:
For	Against	Abstain
101,234,684	2,454,999	143,084

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
PACWEST BANCORP

Date: May 5, 2023	By:	/s/ Angela M.W. Kelley
	Name:	Angela M.W. Kelley
	Title:	Executive Vice President, General Counsel and Corporate Secretary

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D)
OF THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported) May 19, 2023
PacWest Bancorp
(Exact name of registrant as specified in its charter)
Delaware	001-36408	33-0885320
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9701 Wilshire Blvd., Suite 700, Beverly Hills, California 90212
(Address of principal executive offices and zip code)
(310) 887-8500
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market, LLC

Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market, LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.
Consistent with the previously announced strategy of PacWest Bancorp to pursue strategic assets sales and focus on our core community banking business, on May 19, 2023 our bank subsidiary, Pacific Western Bank (the “Bank”), entered into a Loan Purchase and Sale Agreement (the “Agreement”) with a wholly-owned subsidiary of Kennedy-Wilson Holdings, Inc. (“Kennedy Wilson”) to sell to Kennedy Wilson a portfolio of 74 real estate construction loans with an approximate $2.6 billion aggregate principal balance currently outstanding. Kennedy Wilson or its designees will also assume all remaining future funding obligations under the acquired loans of approximately $2.7 billion. In addition, as part of the transaction, upon the Bank securing certain consents required under the underlying loan and related agreements, the Bank will also sell to Kennedy Wilson an additional six real estate construction loans with an aggregate principal balance of approximately $363 million. The sale of the loans is subject to customary closing conditions, including Kennedy Wilson’s satisfactory completion of its due diligence review. In connection with the transaction, Kennedy Wilson will deposit a total of $20 million into a third-party escrow account that will be refundable back to Kennedy Wilson until it waives due diligence in accordance with the terms of the Agreement. The transaction is currently expected to close in multiple tranches during the second and early part of the third quarter of 2023. There can be no assurance that the transaction will be completed in part or at all.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
PACWEST BANCORP

Date: May 22, 2023	By:	/s/ Kevin L. Thompson
		Name:	Kevin L. Thompson
		Title:	Executive Vice President, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported) June 22, 2023
PacWest Bancorp
(Exact name of registrant as specified in its charter)
Delaware	001-36408	33-0885320
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9701 Wilshire Blvd., Suite 700, Beverly Hills, California 90212
(Address of principal executive offices and zip code)
(310) 887-8500
(Registrant’s telephone number, including area code)
N/A
(Former name or former address, if changed since last report)
Securities registered pursuant to Section 12(b) of the Act:
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market, LLC

Depositary Shares, each representing a 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market, LLC
(Title of Each Class)	(Trading Symbol)	(Name of Exchange on Which Registered)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01	Other Events.
Consistent with the previously announced strategy of PacWest Bancorp to pursue strategic asset sales and focus on our core community banking business, our bank subsidiary, Pacific Western Bank (the “Bank”), has entered into a purchase agreement to sell a portfolio of Lender Finance loans (the “Portfolio”) with an aggregate commitment amount of $3.54 billion, including an aggregate outstanding principal balance of $2.21 billion, to certain Alternative Credit strategy funds managed by Ares Management Corporation (“Ares”), a leading global alternative investment manager.
The first tranche closed on June 22, 2023, with Ares acquiring an aggregate outstanding principal balance of $2.07 billion and assuming $187.14 million of the $1.33 billion unfunded commitment in the Portfolio, resulting in cash proceeds received of $2.01 billion before transaction costs. Additional tranches are currently expected to close in future periods as unfunded commitments are disbursed and then subsequently sold. The sale of the remainder of the Portfolio is subject to customary closing conditions, including the Bank securing certain consents required under certain of the underlying loan and related agreements.
This sale, in addition to the approximately $2.36 billion of cash proceeds received from the previously closed sale of National Construction loans, will improve our liquidity and our capital ratios.
Cautionary Statement Regarding Forward-Looking Statements
This Current Report on Form 8-K contains certain “forward-looking statements” about PacWest Bancorp and its subsidiaries within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, strategies, and projections and including statements about our expectations regarding our liquidity, liquidity ratios, capital, capital ratios, profitability, loans, cash and our strategic plan. Statements that are not historical or current facts, including statements about future financial and operational results, expectations, or intentions are forward-looking statements. Such statements often use words such as “anticipates,” “targets,” “expects,” “estimates,” “intends,” “plans,” “believes,” “continue” and other similar expressions or future or conditional verbs such as “will,” “may,” “might,” “should,” “would” and “could.” Such statements are based on information available at the time of this report and are based on current beliefs and expectations of the Company’s management and are subject to significant risks, uncertainties and contingencies, many of which are beyond our control, which may cause actual results, performance, or achievements to differ materially from those expressed in them. Actual results may differ materially from those set forth or implied in the forward-looking statements due to a variety of factors, including the risk factors described in documents filed by the Company with the U.S. Securities and Exchange Commission. All forward-looking statements in this report are based on information available at the time the statement is made. We are under no obligation (and expressly disclaim any such obligation) to update or alter our forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
PACWEST BANCORP

Date: June 26, 2023	By:	/s/ Kevin L. Thompson
		Name:	Kevin L. Thompson
		Title:	Executive Vice President, Chief Financial Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 25, 2023
PACWEST BANCORP
(Exact name of registrant as specified in its charter)
Delaware	001-36408	33-0885320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9701 Wilshire Blvd., Suite 700
Beverly Hills, California 90212
(Address of principal executive offices) (zip code)
Registrant’s telephone number, including area code: (310) 887-8500
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions (see General Instructions A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act of (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act of (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC

Depository Shares, each representing 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) of Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.
On July 25, 2023, PacWest Bancorp, a Delaware corporation (“PacWest”), and Banc of California, Inc., a Maryland corporation (“Banc”), issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated as of July 25, 2023 (the “Merger Agreement”), by and among PacWest, Banc, and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Banc (“Merger Sub”), pursuant to which, upon the terms and subject to the conditions set forth therein, Merger Sub will merge with and into PacWest (the “Merger”), with PacWest surviving the Merger (the “Surviving Entity”), and immediately following the Merger, the Surviving Entity will be merged with and into Banc, with Banc continuing as the surviving entity (the “Second Step Merger”). Promptly following the Second Step Merger, Pacific Western Bank, a California-chartered non-member bank and wholly-owned subsidiary of PacWest, will become a member of the Federal Reserve System, and promptly following the effectiveness of such Federal Reserve System membership, Banc of California, National Association, a wholly-owned subsidiary of Banc, will merge with and into Pacific Western Bank (the “Bank Merger”), with Pacific Western Bank surviving the Bank Merger. Banc also announced that on July 25, 2023 it entered into separate investment agreements, pursuant to which affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”), will invest an aggregate of $400 million for newly issued equity securities in Banc substantially concurrently with, and subject to, the effective time of the Merger. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.
In connection with the announcement of the Merger Agreement, PacWest and Banc intend to provide supplemental information regarding the proposed transaction in connection with presentations to analysts and investors. The slides that will be made available in connection with the presentations are attached hereto as Exhibit 99.2 and are incorporated herein by reference.
Item 9.01.	Financial Statements and Exhibits
(d) Exhibits.

99.1	Press Release, dated July 25, 2023
99.2	Investor Presentation, dated July 25, 2023
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Banc and PacWest and the proposed investment by the Warburg Investors and the Centerbridge Investors in equity securities of Banc pursuant to the investment agreements entered into between the Investors and Banc (the “Investment Agreements”). Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between Banc and PacWest and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of Banc’s and PacWest’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of Banc and PacWest. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of the Banc stockholders and PacWest stockholders within the time period provided in the Merger Agreement; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on Banc’s and PacWest’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of Banc and PacWest; (vii) potential difficulties in retaining Banc and PacWest customers and employees as a result of the proposed transaction; (viii) Banc’s and PacWest’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect Banc’s and PacWest’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of Banc’s and PacWest’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund Banc’s and PacWest’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of Banc or PacWest and the possibility that any such regulatory authority may, among other things, limit Banc’s or PacWest’s business activities, restrict Banc’s or PacWest’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase Banc’s or PacWest’s allowance for credit losses, result in write-downs of asset values, restrict Banc’s or PacWest’s ability or that of Banc’s or PacWest’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which Banc and PacWest compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against Banc, PacWest or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of Banc’s or PacWest’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by Banc or PacWest from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Banc nor PacWest presently knows or that Banc or PacWest currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Banc’s and PacWest’s expectations, plans or forecasts of future events and views as of the date of this document. Banc and PacWest anticipate that subsequent events and developments will cause Banc’s and PacWest’s assessments to change. While Banc and PacWest may elect to update these forward-looking statements at some point in the future, Banc and PacWest specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing Banc’s and PacWest’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither Banc nor PacWest gives any assurance that either Banc or PacWest, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.
NO OFFER OR SOLICITATION
This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document relates to the proposed transaction between Banc and PacWest and the proposed investment in Banc by the Investors. Banc intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc’s common stock and PacWest’s common stock in connection with Banc’s and PacWest’s solicitation of proxies for the vote by Banc’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc or PacWest may also file other documents with the SEC regarding the proposed transaction.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.
Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc or PacWest through the website maintained by the SEC at www.sec.gov.

The documents filed by Banc or PacWest with the SEC also may be obtained free of charge at Banc’s or PacWest’s website at https://investors.bancofcal.com, under the heading “Financials and Filings” or www.pacwestbancorp.com, under the heading “SEC Filings”, respectively, or upon written request to Banc, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707 or PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212, respectively.
PARTICIPANTS IN THE SOLICITATION
Banc and PacWest and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Banc’s stockholders or PacWest’s stockholders in connection with the proposed transaction under the rules of the SEC. Banc’s stockholders, PacWest’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of Banc and PacWest in Banc’s registration statement on Form S-4 that will be filed, as well other documents filed by Banc or PacWest from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of Banc’s or PacWest’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Banc or PacWest will also be available free of charge from Banc or PacWest using the contact information above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 25, 2023	PACWEST BANCORP

	By:	/s/ Paul W. Taylor
Paul W. Taylor President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): July 31, 2023 (July 25, 2023)
PACWEST BANCORP
(Exact name of registrant as specified in its charter)
Delaware	001-36408	33-0885320
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
9701 Wilshire Blvd., Suite 700,
Beverly Hills, California 90212
(Address of principal executive offices) (zip code)
Registrant’s telephone number, including area code: (310) 887-8500
N/A
(Former name or former address, if changed since last report.)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):
☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act of (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act of (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:
Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	PACW	The Nasdaq Stock Market LLC

Depository Shares, each representing 1/40th interest in a share of 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A	PACWP	The Nasdaq Stock Market LLC
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company  ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01.	Entry into a Material Definitive Agreement
Merger Agreement
On July 25, 2023, PacWest Bancorp, a Delaware corporation (“PacWest”), Banc of California, Inc., a Maryland corporation (“Banc of California”), and Cal Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Banc of California (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”). On the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into PacWest, with PacWest continuing as the surviving entity (the “Merger”) and immediately following the Merger, PacWest will merge with and into Banc of California (the “Second-Step Merger”), with Banc of California continuing as the surviving corporation (the “Surviving Corporation”). Promptly following the Second-Step Merger, Pacific Western Bank, a California-chartered non-member bank (“Pacific Western Bank”), and, as of immediately prior to the Second-Step Merger, a wholly-owned subsidiary of PacWest, will become a member bank of the Federal Reserve System (the “FRS Membership”) and a wholly-owned subsidiary of Banc of California. Promptly following the effectiveness of the FRS Membership, Banc of California, N.A., a national banking association and a wholly-owned subsidiary of Banc of California (“BOC NA”), will merge with and into Pacific Western Bank (the “Bank Merger” and together with the Merger and the Second-Step Merger, the “Mergers”), with Pacific Western Bank continuing as the surviving bank (the “Surviving Bank”). Following the Bank Merger, the Surviving Bank will operate under the “Banc of California” name and brand.
The Merger Agreement was unanimously approved by the Boards of Directors of each of PacWest and Banc of California. Subject to the receipt of requisite regulatory and stockholder approvals and satisfaction or waiver of other closing conditions, certain of which are described below, the parties anticipate that the Mergers and the accompanying Investments (as defined below) will close in late 2023 or early 2024.
Merger Consideration
Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each share of common stock, par value $0.01 per share, of PacWest issued and outstanding immediately prior to the Effective Time (“PacWest Common Stock”), subject to certain exceptions, will be converted into the right to receive 0.6569 of a share (the “Exchange Ratio”) of common stock, par value $0.01 per share, of Banc of California (“Banc of California Common Stock” and such consideration, the “Merger Consideration”). Holders of PacWest Common Stock will also be entitled to receive cash in lieu of fractional shares of Banc of California Common Stock. In addition, at the effective time of the Second-Step Merger, each share of 7.75% Fixed Rate Reset Non-Cumulative Perpetual Preferred Stock, Series A, par value $0.01 per share, of PacWest (the “PacWest Preferred Stock”) will be converted into the right to receive one share of a newly created series of preferred stock of Banc of California having such powers, preferences and rights, and such qualifications, limitations and restrictions, taken as a whole, that are not materially less favorable to the holders of PacWest Preferred Stock (the “New BANC Preferred Stock”).
Certain Governance Matters
The Merger Agreement provides that the Board of Directors of the Surviving Corporation will have twelve directors, and of such directors (a) three will be members of the Board of Directors of PacWest (the “PacWest Board”) as of immediately prior to the Effective Time (the “PacWest Directors”), who will be subject to certain eligibility requirements, (b) eight will be members of the Banc of California Board as of immediately prior to the Effective Time (the “Banc of California Directors”) and (c) one will be an individual designated by the Warburg Investors (as defined below). In addition, subject to the receipt of any necessary consent or non-objection of any governmental entity, the Lead Director of the PacWest Board as of immediately prior to the Effective Time will become the Chairman of the Board of Directors of the Surviving Corporation. If a PacWest Director continues to meet certain eligibility requirements, then Banc of California agrees to nominate such PacWest Director for reelection to the Board of Directors of the Surviving Corporation at its first two annual stockholders meetings taking place immediately following the closing of the Merger (the “Merger Closing”).
The Merger Agreement also provides that, as of the Effective Time, (a) the board of directors of the Surviving Bank (the “Surviving Bank Board”) will have the same directors as the Board of Directors of the Surviving Corporation and (b) subject to the receipt of any necessary consent or non-objection of any governmental entity, the Chairman of the Surviving Bank Board will be the same individual who serves as the Chairman of immediately prior to the Effective Time.

The Merger Agreement further provides that, as of the Effective Time, (a) the Chief Executive Officer of Banc of California will be the Chief Executive Officer of the Surviving Corporation, (b) the headquarters of the Surviving Corporation and the Surviving Bank will be located in Los Angeles, California, (c) the name of the Surviving Corporation will remain “Banc of California, Inc.” and (d) the name of the Surviving Bank will become “Banc of California”.
Treatment of PacWest Equity Awards
The Merger Agreement provides that, at the Effective Time, each restricted stock award granted under the Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (the “PacWest Stock Plan”) will convert into the right to receive Merger Consideration, subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions, provided that such awards granted to non-employee members of the PacWest Board will vest at the Effective Time.
Each outstanding performance-based restricted stock unit award granted under the PacWest Stock Plan (a “PacWest PSU Award”) will, at the Effective Time, convert into a time-based restricted stock unit award of Banc of California (a “BANC RSU Award”), subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions (excluding performance-based vesting conditions). The number of shares of Banc of California Common Stock subject to each BANC RSU Award will equal the product of (i) the number of shares subject to the PacWest PSU Award immediately prior to the Effective Time (based on actual performance measured through the latest practicable date prior to the Effective Time), multiplied by (ii) the Exchange Ratio.
Treatment of Banc of California Equity Awards
The Merger Agreement provides that, at the Effective Time, each restricted stock unit award and each stock option granted under the Banc of California 2018 Omnibus Stock Incentive Plan and the Banc of California 2013 Omnibus Stock Incentive Plan (the “Banc of California Stock Plans”) that is outstanding immediately prior to the Effective Time shall be deemed replaced under the applicable Banc of California Stock Plan and shall remain outstanding subject to the same terms and conditions applicable to such awards immediately prior to the Effective Time, including with respect to vesting conditions; provided, that any restricted stock unit award granted under a Banc of California Stock Plan to a non-employee member of the Banc of California Board will vest and will be settled within five business days after the Merger Closing. The Merger Agreement further provides that, at the Effective Time, each outstanding performance-based restricted stock unit award will vest and be settled within five business days after the Merger Closing, with performance deemed achieved at the target level of performance (except for awards with stock-price targets that will have performance determined in accordance with the applicable award agreement or will be replaced, as determined by the Compensation, Nominating and Corporate Governance Committee of the Banc of California Board prior to filing the registration statement on Form S-4).
Certain Other Terms and Conditions of the Merger Agreement
The Merger Agreement contains certain customary representations and warranties from each of PacWest and Banc of California. In addition, each of PacWest and Banc of California has agreed to certain customary pre-closing covenants, including covenants to operate its business in the ordinary course in all material respects and to refrain from taking certain actions without the other party’s consent. Each party has agreed to additional covenants, including, among others, covenants relating to (a) in the case of PacWest, its obligation to call a meeting of its stockholders to adopt the Merger Agreement, and, subject to certain exceptions, the obligation of the PacWest Board to recommend that its stockholders adopt the Merger Agreement, (b) in the case of Banc of California, its obligation to call a meeting of its stockholders to approve the issuance of shares of the Banc of California Common Stock pursuant to the Merger Agreement and the Investment Agreements (as defined below) (the “Share Issuance”), and, subject to certain exceptions, the obligation of the Banc of California Board to recommend that its stockholders approve the Share Issuance and (c) mutual non-solicitation obligations related to alternative acquisition proposals. In addition, each party has agreed to reasonably cooperate with the other party to identify certain pools of assets to be disposed of, contingent upon the Merger Closing and to take certain other actions in connection with those asset dispositions (the “Balance Sheet Repositioning”).
The completion of the Merger is subject to the satisfaction or waiver of certain closing conditions, including (a) adoption of the Merger Agreement by the requisite vote of the PacWest stockholders and the approval of the

Share Issuance by the requisite vote of the Banc of California stockholders, (b) authorization for listing on the New York Stock Exchange of the shares of Banc of California Common Stock to be issued in the Share Issuance and New BANC Preferred Stock, subject to official notice of issuance, (c) the receipt of the requisite regulatory approvals from the Board of Governors of the Federal Reserve System and the California Department of Financial Protection and Innovation, (d) no governmental entity having imposed, and no requisite regulatory approval containing, a Materially Burdensome Regulatory Condition (as defined in the Merger Agreement), (e) effectiveness of the registration statement on Form S-4 to be filed with the Securities and Exchange Commission (“SEC”) by Banc of California in connection with the transactions contemplated by the Merger Agreement, (f) the absence of any order, injunction, decree or other legal restraint preventing the completion of the transactions contemplated by the Merger Agreement or any law making the completion thereof illegal and (g) the closing of the Investments occurring substantially concurrently with the Merger Closing. Each party’s obligation to complete the Merger is also subject to certain additional conditions, including (i) subject to certain materiality thresholds, the accuracy of the representations and warranties of PacWest, in the case of Banc of California and Merger Sub, and Banc of California and Merger Sub, in the case of PacWest, including the absence of a Material Adverse Effect (as defined in the Merger Agreement), (ii) performance in all material respects by PacWest, in the case of Banc of California and Merger Sub, and Banc of California and Merger Sub, in the case of PacWest, of its respective obligations under the Merger Agreement, and (iii) receipt by such party of an opinion from its counsel to the effect that the Merger and Second-Step Merger, taken together, will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
The Merger Agreement provides certain termination rights for both PacWest and Banc of California. The Merger Agreement also provides that a termination fee of $39.5 million will be payable by PacWest or Banc of California, as applicable, upon termination of the Merger Agreement under certain circumstances. Additionally, following the termination of the Merger Agreement, either party may be required to reimburse the other for some or all of such party’s costs associated with the Balance Sheet Repositioning.
Voting Agreements
Concurrently with its entry into the Merger Agreement, PacWest entered into voting agreements with each member of the Banc of California Board (the “Voting Agreements”). The Voting Agreements require, among other things, that the directors (in such directors’ capacity as stockholders only) (a) vote all of the shares of Banc of California Common Stock owned by them: (i) in favor of the Share Issuance and (ii) against alternative transactions or other proposals that could prevent or materially delay the Merger, (b) grant a corresponding proxy with respect to their shares under certain circumstances and (c) not, directly or indirectly, assign, sell, transfer or otherwise dispose of their shares of Banc of California Common Stock, subject to certain exceptions. The members of the PacWest Board entered into voting agreements with Banc of California (in such directors’ capacity as stockholders only), which included similar covenants to the Voting Agreements.
Investment Agreements
Concurrently with its entry into the Merger Agreement, Banc of California entered into separate investment agreements, each dated as of July 25, 2023, with affiliates of funds managed by Warburg Pincus LLC (the “Warburg Investors”) and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (the “Centerbridge Investors” and, together with the Warburg Investors, the “Investors”, and such agreements, the “Investment Agreements”). Pursuant to the Investment Agreements, on the terms and subject to the conditions set forth therein, substantially concurrently with the Merger Closing, (a) the Investors will invest an aggregate of $400 million in exchange for the sale and issuance, at a purchase price of $12.30 per share, of approximately (i) 21.8 million shares of Banc of California Common Stock and (ii) 10.8 million shares of a new class of Banc of California non-voting, common-equivalent stock (“BANC Non-Voting CE Stock”), and (b) Banc of California will issue to (i) the Warburg Investors warrants to purchase approximately 15.9 million shares of BANC Non-Voting CE Stock and (ii) the Centerbridge Investors warrants to purchase approximately 3.0 million shares of Banc of California Common Stock, with such warrants having an exercise price of $15.375 (a 25% premium to the price paid on Banc of California Common Stock and BANC Non-Voting CE Stock) per share (the “Warrants” and, together with clause (a), the “Investments”). The Warrants carry a term of seven years but are subject to mandatory exercise when the market price of Banc of California Common Stock reaches or exceeds $24.60 (a 100% premium to the price paid by the Warburg Investors and the Centerbridge Investors for the Banc of California Common Stock and BANC Non-Voting CE Stock) for twenty or more trading days during any thirty-consecutive trading day period. The Warrants may be settled on a “net share” basis by applying shares otherwise issuable under the Warrants in satisfaction of the exercise price.
The Investment Agreements contain customary representations, warranties and agreements of each party. The Investments are conditioned on, among other things, (a) the substantially concurrent closing of the Merger, (b) the funding (in the aggregate) of $400 million to Banc of California pursuant to the Investment Agreements, (c) Banc of California filing Articles Supplementary with the Maryland State Department of Assessment and Taxation in respect of the BANC Non-Voting CE Stock, (d) each Investor receiving oral confirmation from the Board of Governors of the Federal Reserve System or Federal Reserve Bank of San Francisco that its Investment will not result in such Investor being deemed to have “control” of Banc of California for purposes of the Bank Holding Company Act of 1956 or the Change in Bank Control Act of 1978 and (e) other closing conditions.
Additional information with respect to the terms and conditions of the Investments and the Investment Agreements, as well as the related documentation can be found in Item 1.01 of Banc of California’s Current Report on Form 8-K filed with the SEC on July 28, 2023 (the “Banc of California 8-K”).
Exhibits
The foregoing description of the Merger Agreement, the Voting Agreements, the Investment Agreements (collectively, the “Transaction Agreements”) and the transactions contemplated thereby is not complete and is subject to and qualified in its entirety by reference to the full text of such agreement, copies of which are attached to this Current Report on Form 8-K as Exhibit 2.1 and Exhibit 10.1 in the case of the Merger Agreement and the Voting Agreements, respectively, and Exhibit 10.2 and Exhibit 10.3 of the Banc of California 8-K in the case of the Investment Agreements. The Transaction Agreements have been included to provide investors with information regarding their respective terms. The Transaction Agreements are not intended to provide any other factual information about PacWest, Banc of California or their affiliates. The representations, warranties, covenants and agreements contained in the Transaction Agreements, and the other documents related thereto, were made only for purposes of such agreements as of the specific dates therein, were solely for the benefit of the parties to such Transaction Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk among the parties to such Transaction Agreement, instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors and security-holders are not third-party beneficiaries under the Transaction Agreements and should not rely on the representations, warranties, covenants and agreements or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the applicable Transaction Agreement, which subsequent information may or may not be fully reflected in PacWest’s public disclosures. The Transaction Agreements should not be read alone, but should instead be read in conjunction with the other information regarding Banc of California, PacWest, the Investors and each of their respective affiliates or their respective businesses, the summaries of the Transaction Agreements and the transactions contemplated thereby that will be contained in, or incorporated by reference into, the Registration Statement on Form S-4 that will include a joint proxy statement of Banc of California and PacWest and a prospectus of Banc of California, as well as in the Forms 10-K, Forms 10-Q and other filings that each of PacWest and Banc of California makes with the SEC.

Item 9.01	Financial Statements and Exhibits.
(d) Exhibits
Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of July 25, 2023, by and among PacWest Bancorp, Banc of California, Inc. and Cal Merger Sub, Inc.*

10.1	Form of Voting Agreement

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)
*
Pursuant to Item 601(a)(5) of Regulation S-K, certain schedules and similar attachments have been omitted. The registrant hereby agrees to furnish a copy of any omitted schedule or similar attachment to the SEC upon request.

FORWARD-LOOKING STATEMENTS
This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between PacWest and Banc of California and the proposed investment by the Investors in equity securities of Banc of California pursuant to the Investment Agreements. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between PacWest and Banc of California and the proposed investment by the Investors, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of PacWest’s and Banc of California’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of PacWest and Banc of California. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite approval of PacWest stockholders and Banc of California stockholders within the time period provided in the Merger Agreement; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement or the Investment Agreements; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on PacWest’s and Banc of California’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of PacWest and Banc of California; (vii) potential difficulties in retaining PacWest and Banc of California customers and employees as a result of the proposed transaction; (viii) PacWest’s and Banc of California’s estimates of its financial performance; (ix) changes in general economic conditions; (x) changes in the interest rate environment, including the recent increases in the Board of Governors of the Federal Reserve System benchmark rate and duration at which such increased interest rate levels are maintained, which could adversely affect PacWest’s and Banc of California’s revenue and expenses, the value of assets and obligations, and the availability and cost of capital and liquidity; (xi) the impacts of continuing inflation; (xii) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of PacWest’s and Banc of California’s underwriting practices and the risk of fraud; (xiii) fluctuations in the demand for loans; (xiv) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund PacWest’s and Banc of California’s activities particularly in a rising or high interest rate environment; (xv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xvi) results of examinations by regulatory authorities of PacWest or Banc of California and the possibility that any such regulatory authority may, among other things, limit PacWest’s or Banc of California’s business activities, restrict PacWest’s or Banc of California’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase PacWest’s or Banc of California’s allowance for credit losses, result in write-downs of asset values, restrict PacWest’s or Banc of California’s ability or that of PacWest’s or Banc of California’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvii) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xviii) changes in the markets in which PacWest or Banc of California compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xix) changes in consumer spending, borrowing and saving habits; (xx) slowdowns in securities trading or shifting demand for security trading products; (xxi) the impact of natural disasters or health epidemics; (xxii) legislative or regulatory changes; (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against PacWest or Banc of California, or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of PacWest’s or Banc of California’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; and (xxxi) unexpected costs, charges or expenses resulting from the proposed transaction. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Banc of California’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by PacWest or Bank of California from time to time with the SEC. These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither PacWest nor Banc of California presently knows or that PacWest or Banc of California currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect PacWest’s and Banc of California’s expectations, plans or forecasts of future events and views as of the date of this document. PacWest and Banc of California anticipate that subsequent events and developments will cause PacWest’s and Banc of California’s assessments to change. While PacWest and Banc of California may elect to update these forward-looking statements at some point in the future, PacWest and Banc of California specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing PacWest’s and Banc of California’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither PacWest nor Banc of California gives any assurance that either PacWest or Banc of California, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.
NO OFFER OR SOLICITATION
This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Banc of California, PacWest or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.
IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT
This document relates to the proposed transaction between PacWest and Banc of California and the proposed investment in Banc of California by the Investors. Banc of California intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of Banc of California’s common stock and PacWest’s common stock in connection with Banc of California’s and PacWest’s solicitation of proxies for the vote by Banc of California’s stockholders and PacWest’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, Banc of California and PacWest will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the Banc of California stockholder meeting and at the PacWest stockholder meeting, as applicable. Banc of California or PacWest may also file other documents with the SEC regarding the proposed transaction.
BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Banc or PacWest through the website maintained by the SEC at www.sec.gov.
The documents filed by PacWest or Banc of California with the SEC also may be obtained free of charge at PacWest’s or Banc of California’s website at www.pacwestbancorp.com, under the heading “SEC Filings” or https://investors.bancofcal.com, under the heading “Financials and Filings”, respectively, or upon written request to PacWest, Attention: Investor Relations, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212 or Banc of California, Attention: Investor Relations, 3 MacArthur Place, Santa Ana, CA 92707, respectively.
PARTICIPANTS IN THE SOLICITATION
PacWest and Banc of California and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from PacWest’s stockholders or Banc of California’s stockholders in connection with the proposed transaction under the rules of the SEC. PacWest’s stockholders, Banc of California’s stockholders, and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of PacWest and Banc of California in Banc of California’s registration statement on Form S-4 that will be filed, as well other documents filed by PacWest or Banc of California or from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of PacWest’s or Banc of California’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by PacWest or Banc of California will also be available free of charge from PacWest or Banc of California using the contact information above.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Dated: July 31, 2023	PACWEST BANCORP

	By:	/s/ Paul W. Taylor
Paul W. Taylor
President and Chief Executive Officer

Annex N

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
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N-1

PacWest Bancorp

2023

Notice of annual meeting and proxy statement

N-2 PACWEST BANCORP 2023 PROXY STATEMENT

Letter from our President and CEO
Dear fellow stockholders,
As you know, recent events have challenged both the banking industry and PacWest. While the banking industry is experiencing volatility in light of these events, we remain a well-diversified, full-service commercial bank serving our customers. For over 20 years, PacWest has been a proven partner to our customers through all economic cycles.
In January 2023, we announced the evolution of our business strategy to reposition PacWest for the future. Since I joined PacWest’s executive team in mid-2022, my focuses have been assessing our strengths, identifying business and operational opportunities, meeting our employees, and building a strategic plan designed to maximize stockholder value. This effort culminated in a sharpened vision for PacWest to build on our deposit-focused community bank business, which we believe will drive improved performance over time.
We have already taken several strategic actions to achieve this, including:
•	Exiting non-core products and services, including the Premium Finance and Multi-Family lending groups
•	Restructuring our Civic subsidiary
•	Focusing on improving our operational efficiency
•	Strengthening our core relationship-based commercial bank
We see opportunity for improvement in our results and have created a holistic list of financial performance metrics, called our One Team Goals, where we believe the Company should perform over time. We are committed to making progress on our One Team Goals this year and moving towards consistent, quality, and sustainable earnings.
Our One Team Goals:
•	Build capital to CET1 10%+
•	Low cost demand deposits equal to 40% of portfolio
•	Return on assets of 1.50%
•	Efficiency ratio of 45%
•	Nonperforming asset ratio less than 50 bps
•	Top quartile earnings per share growth
We are committed to delivering for our stockholders, customers and employees. An uncertain economy, stubborn inflation, and significant movement in interest rates present challenges, but we are focused on delivering results.
Thank you for your investment and your support on the proposals in this Proxy Statement.
Sincerely,

Paul W. Taylor
President and CEO
PACWEST BANCORP 2023 PROXY STATEMENT N-3

Letter from our Executive Chairman & Lead Director
Dear fellow stockholders,
The first part of 2023 has been an extraordinarily active period for the broader business and for the Board of Directors. Since the failure of Silicon Valley Bank, the Board has met regularly with management to monitor and assess the systemic impact on the banking industry as well as the more specific impact on our business.
But we should not lose sight of the important and ongoing investments that the Board has made in the long-term health of PacWest, namely in succession planning and enhancement of our governance structure in 2022.
In June 2022, we appointed Paul W. Taylor as President, and he became CEO on January 1, 2023. We also named Kevin L. Thompson as Executive Vice President, Chief Financial Officer in 2022. We support the fresh perspectives that Paul and Kevin are bringing to PacWest and their vision for PacWest’s future.
As part of supporting a seamless transition, I (Matt) have assumed the role of Executive Chairman for a one-year term, and our former Chairman (John) has transitioned to the role of independent Lead Director. We believe this structure will provide our stockholders with the right leadership and continuity as PacWest evolves into the future.
Our Board changes include the addition of Stephanie B. Mudick as a director who brings valuable regulatory, risk management, and legal expertise in the financial services industry to the Board.
Robert A. Stine, former Chair of our Compensation, Nominating and Governance Committee, resigned as of year-end 2022, and Daniel B. Platt, another long-standing director, retired from the Board mid-year. We appreciate and thank both of them for their contributions and dedication to PacWest.
We restructured several Board committees to allow for more targeted oversight responsibilities in a number of key areas:
•
Split the former Compensation, Nominating and Governance Committee into the Compensation and Human Capital Committee and the Nominating and Governance Committee, with both committees under the leadership of new chairs

•
Expanded the Asset/Liability Management Committee into our new Finance Committee with a broader mandate that includes asset/liability, capital, liquidity, contingency funding, and investment management policies, as well as our strategic transactions, investment portfolio, financial risk exposures, and budgeting

We also refreshed the membership of every Board committee.
We continue to look for opportunities to refresh our Board membership with qualifications and diversity in mind.
We expanded our stockholder outreach efforts, contacting holders of 65% of shares and engaging with holders of 46% of shares of our common stock in 2022. We deeply appreciate the time many of you spent providing feedback. These conversations informed deliberations of the relevant committees and the entire Board and gave us valuable perspectives, upon which we took several significant actions.
Thank you for your continued support. We look forward to updating you on our progress.

Matthew P. Wagner John M. Eggemeyer, III
Executive Chairman Lead Director
N-4 PACWEST BANCORP 2023 PROXY STATEMENT

PACWEST BANCORP 2023 PROXY STATEMENT N-5

N-6 PACWEST BANCORP 2023 PROXY STATEMENT

Notice of 2023 annual meeting of stockholders
You are cordially invited to attend PacWest Bancorp’s (“PacWest,” “we,” or the “Company”) 2023 Annual Meeting of Stockholders (“Annual Meeting”) to be held:

Voting matters
Proposal		Board recommendation	Page reference
PROPOSAL 1	Election of Directors. To elect 11 nominees to the Company’s Board of Directors for a one-year term.	FOR each director nominee	16
PROPOSAL 2	Advisory Vote on Executive Compensation. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.	FOR	45
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation. To approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company’s named executive officers.	1 YEAR	78
PROPOSAL 4	Ratification of the Appointment of Independent Auditor. To ratify the appointment of KPMG LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023.	FOR	79
In addition, the Company may transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.
Voting methods
By internet	Visit www.proxyvote.com
By telephone	Call toll-free 1-800-690-6903
By mail	Sign, date, and mail the enclosed proxy card in the postage-paid envelope provided.
By mobile device	Scan the following QR Code:
In-person	If you plan to attend the Annual Meeting and wish to vote your shares in person, we will provide a ballot at the meeting.
YOUR VOTE IS IMPORTANT. We appreciate you taking the time to vote promptly. You can access proxy materials at www.proxyvote.com. After reading this Proxy Statement, please vote at your earliest convenience by internet, telephone, mobile device, or, if you received printed proxy materials, by signing, dating, and returning your proxy card by mail.
By Order of the Board of Directors,

Angela M.W. Kelley
Executive Vice President, General Counsel and Corporate Secretary
March 23, 2023

Important Notice Regarding Internet Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on May 2, 2023:
This Proxy Statement, our Annual Report on Form 10-K for the year ended December 31, 2022, and other proxy materials are available at www.pacwestbancorp.com/docs and www.proxyvote.com.
It is anticipated that we will mail our Notice of Internet Availability of Proxy Materials (the “Notice”) to stockholders on or about March 23, 2023.

PACWEST BANCORP 2023 PROXY STATEMENT N-7

PacWest at a glance
PacWest is a bank holding company headquartered in Los Angeles, California, with an executive office in Denver, Colorado, with one wholly-owned banking subsidiary, Pacific Western Bank (the “Bank”). The Bank is a relationship-based community bank focused on providing business banking and treasury management services to small, middle-market, and venture-backed businesses. The Bank offers a broad range of loan and lease and deposit products and services through full-service branches throughout California and in Durham, North Carolina and Denver, Colorado, and loan production offices around the country.
Snapshot*

*	As of December 31, 2022
Our history
Since the Company’s founding in 2000, we have embarked on a long-term strategic growth initiative that has delivered results for our stockholders and the communities we serve. Our history reflects both an ability to execute on strategic acquisitions and to grow organically. Today, in assessing new strategic growth opportunities, we follow our disciplined strategic growth principles that an acquisition should add new products, talent, and/or markets as we strive for better not just bigger. Below is a timeline showing the Company’s 31 acquisitions over its history along with its related growth in asset size.
N-8 PACWEST BANCORP 2023 PROXY STATEMENT

Year at a glance
Over the course of 2022 and early 2023, the Company worked diligently to strengthen capital and liquidity, transition executive and board leadership, respond to stockholder feedback, improve governance practices, and implement Company-wide strategic and financial performance metrics and goals - all to create long-term value for our stockholders. Key announcements and initiatives are summarized below.
March 2022	• Announced Daniel B. Platt, a director since 2003, would not stand for reelection at the 2022 Annual Meeting of Stockholders
April 2022	• Published the 2021 Environmental Social Governance Report
June 2022	• Closed a $513 million preferred stock offering
• Announced the appointment of Paul W. Taylor as President, as part of the CEO succession and transition plan
July 2022	• Announced the sale of $393 million of securities
August 2022	• Announced the appointment of Stephanie B. Mudick to the Company’s Board of Directors (the “Board”)
• Announced the resignation of Robert A. Stine, Chair of the Compensation, Nominating and Governance Committee (the “CNG Committee”) and a director since 2000, effective December 31, 2022
• Restructured our Board committees to allow for more targeted oversight of governance, executive compensation, human capital and financial matters
September 2022	• Closed a $133 million issuance of credit-linked notes
October 2022	• Announced the sale of $440 million of securities
November 2022	• Announced the appointment of Kevin L. Thompson as Chief Financial Officer (“CFO”)

• Announced that, effective January 1, 2023, Mr. Taylor would become President and Chief Executive Officer (“CEO”), Matthew P. Wagner would become Executive Chairman, and John M. Eggemeyer, III would become Lead Director

January 2023
• Announced publicly the concept of One Team and the evolution of the Company’s business strategy: a new strategic plan designed to maximize stockholder value by strengthening our community banking focus, exiting non-core products and services, and improving our operational efficiency

• Announced the sale of $1 billion of securities
• Announced the restructuring of Civic Financial Services (“Civic”)
• Announced the slowing of loan growth to preserve capital and strengthen our balance sheet, including winding down our Premium Finance and Multi-Family lending groups
• Announced our top quartile financial performance goals
PACWEST BANCORP 2023 PROXY STATEMENT N-9

Leadership transitions
In November 2022, we announced the following changes to the Board and executive team:
•
Mr. Taylor, then President of the Company and the Bank, was appointed President and Chief Executive Officer of the Company and the Bank, effective January 1, 2023. He will guide the Company through its evolution, bringing over 35 years of experience in the banking industry and having previously served as chief executive officer, president and director of Opus Bank, a publicly-traded California-chartered bank, and Guaranty Bancorp, a publicly-traded financial institution headquartered in Colorado.

•
Mr. Wagner, then CEO of the Company and the Bank, assumed the role of Executive Chairman of the Boards of Directors for the Company and the Bank for a one-year term beginning January 1, 2023. In this role, Mr. Wagner will focus on customer relations, technology development, and supporting the leadership transition.

•	Mr. Eggemeyer, then Chairman of the Board, transitioned to the role of independent Lead Director, effective January 1, 2023.
•
Mr. Thompson joined the Company and was appointed Executive Vice President, Chief Financial Officer, effective November 28, 2022. He will support the execution of the Company’s strategic plan, bringing more than 20 years of experience in finance and more than 15 years in senior finance roles in the banking sector, including as chief financial officer of First Foundation Inc., Opus Bank, Midland States Bancorp, and American Express Centurion Bank.

The evolution of our business strategy
In January 2023, we announced a new strategic plan with a mission to maximize stockholder value by exceeding customer expectations. This plan focuses on strengthening our community bank business, exiting non-core products and services, and improving our operational efficiency.
Specifically, the Company made the decision to wind down operations in our Premium Finance and Multi-Family lending groups in the fourth quarter of 2022. In addition, the Company is restructuring Civic Financial Services, a lending subsidiary, to improve its profitability and risk profile. Further, the Company opportunistically sold $1 billion of available-for-sale securities at a loss in the fourth quarter of 2022 and used the proceeds to pay down Federal Home Loan Bank borrowings. These actions align with our strategy to focus on relationship-based community banking and to improve capital, liquidity, and operational efficiency.
As part of this evolution, we are committed to operating as One Team. We are focused on working towards specific financial performance metrics that we believe are achievable and where the Bank should perform over time. Our One Team goals are:
•	Build capital to CET1 10%+
•	Low cost demand deposits equal to 40% of portfolio
•	Return on assets of 1.50%
•	Efficiency ratio of 45%
•	Nonperforming asset ratio less than 50 bps
•	Top quartile earnings per share growth
N-10 PACWEST BANCORP 2023 PROXY STATEMENT

2022 performance highlights
Our 2022 performance highlights, including certain financial performance metrics over the last four years, are shown below. Each are qualified by reference to our Annual Report on Form 10-K for the year ended December 31, 2022 (our “2022 Annual Report”). For more complete information regarding our 2022 performance, please review our 2022 Annual Report.
Financial Performance	• Total Loans and Leases, Net of Deferred Fees of $28.6 billion
• Record total loans, up 24.7% from 2021
• Net Interest Income of $1.3 billion
• Record net interest income (TE), up 16.6% from 2021
• Total Deposits of $33.9 billion
• Net Earnings Available to Common Stockholders of $404.3 million
• Efficiency Ratio of 51.0%
Strong Credit Quality	• Nonperforming Assets to Loans and Leases Held For Investment and Foreclosed Assets of 0.38%
• Net Charge-offs to Average Loans and Leases of 0.02%
Capital Management	• Committed to building CET1 capital to 10%+
• Total Capital Ratio of 13.61%
Value to Our Stockholders	• Diluted Earnings Per Share of $3.37
• Returned $140 million to our stockholders through dividends
• Return on Average Tangible Common Equity of 21.04%(1)

(1)	For more information regarding the calculation of non-GAAP financial measures included in this section, please refer to “Calculation of non-GAAP financial measures” in Appendix A.
PACWEST BANCORP 2023 PROXY STATEMENT N-11

Corporate governance and environmental, social and governance highlights
The PacWest board of directors

Governance practices
To support our business strategy and provide effective risk management, we are committed to strong corporate governance practices and closely reviewed our governance policies and procedures in 2022 to ensure compliance with laws, rules, and regulations and to stay abreast of governance best practices and stockholder preferences.
Board Practices
• Separate Executive Chairman of the Board and CEO roles with an independent and robust Lead Director role	• Annual Board review of senior leadership succession plan
• All independent directors except for CEO and Executive Chairman	• Annual Board and committee evaluations and self-assessments
• Independent directors regularly meet in executive session throughout the year
Stockholder Rights
• Annual election of directors	• Right to act by written consent
• Annual “say-on-pay” advisory vote	• Right to call a special meeting of stockholders
Other Governance Best Practices
• Majority vote requirement for the election of directors in uncontested elections	• Related Party Transactions Policy
• Stock ownership guidelines for all directors and executive officers	• Anti-hedging and anti-pledging policy
N-12 PACWEST BANCORP 2023 PROXY STATEMENT

2022 governance updates
Completed CEO Succession
• Mr. Taylor named President and CEO

• Mr. Wagner, former CEO, transitioned to the role of Executive Chairman of the
Boards of Directors for the Company and the Bank for a one-year term

• Mr. Eggemeyer, former Chairman of the Board, transitioned to the role of independent Lead Director

Continued our Board Refreshment
• Appointed Ms. Mudick, who brings valuable regulatory, risk management and legal expertise in the financial services industry to the Board

• Two long-tenured directors rotated off the Board

• Refreshed the membership of all Board committees, resulting in a Compensation and Human Capital Committee (the “Compensation Committee”), with 50% new members, a Nominating and Governance Committee (the “Governance Committee”), with 33% new members, and new chairs of the Compensation and Human Capital, Executive, Nominating and Governance, and Risk Committees

Restructured our Board Committees
• Split the CNG Committee into two separate Board committees:

  • the Compensation Committee

  • the Governance Committee

• Assigned oversight of executive management succession planning, senior leadership development, human capital resources matters, and Diversity, Equity &
Inclusion (“DEI”) initiatives to the Compensation Committee

• Assigned overall Environmental, Social and Governance (“ESG”) oversight to the
Governance Committee

• Expanded the Asset/Liability Management Committee into a Finance Committee with additional oversight responsibilities over capital management, liquidity, stress testing, rates/pricing, dividend management, and budgeting

ESG Highlights
• Published our 2021 Environmental Social Governance Report

• Hired a Vice President, Environmental Social & Governance Officer

• Completed an ESG materiality assessment

• Completed a climate readiness gap assessment and readiness roadmap, in accordance with the U.S. Securities and Exchange Commission’s (“SEC”) proposed rules and the Task Force on Climate-Related Financial Disclosures’ climate standard for commercial banking

• Started a Scope 1 and Scope 2 greenhouse gas (“GHG”) emissions baseline

• $125M in new solar-investing commitments

• Client relationships with 53 companies that align to the United Nations Sustainability Development Goals, totaling $2.1B in average loan commitments and $1.7B in average deposits

• Received an “Outstanding” Community Reinvestment Act rating

• $3.5M in philanthropic/charitable giving to non-profits

PACWEST BANCORP 2023 PROXY STATEMENT N-13

2022 stockholder engagement
We are committed to engaging with and listening to our stockholders. In 2022, our Corporate Secretary, Chief Financial Officer, and independent Board members conducted extensive engagement with stockholders, paying particular attention to their concerns regarding our executive compensation program, last year’s say on pay vote, and our responsiveness to stockholder feedback.
We have taken meaningful steps to respond to stockholder feedback in 2022 and early 2023. The graphic below shows our 2022 outreach and engagement efforts, based on common stock ownership as of December 31, 2022. In 2022, we reached out to 34 stockholders and engaged with 11 stockholders, including nine of our top ten largest stockholders, for a total of 14 meetings.

Key themes from stockholder engagement
Topic	What We Heard	What We Did
Executive Compensation	Concern with Mr. Wagner’s 2021 retention package
• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company’s critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future

Misalignment between pay and performance, and enhancement of performance target rigor
• 2022 payouts reflect a focus on rigor and aligning pay and performance:

  • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company’s negative TSR performance during 2022

  • The performance-based restricted stock units (“PRSUs”) earned for the 2020-2022 performance period equaled 20% of target

• For the 2023 executive compensation program, we reduced target Executive Incentive Plan (“EIP”) opportunity for the CEO, aligned EIP performance metrics with the Company’s strategic priorities, eliminated positive discretion in the EIP, increased the percentage of performance-based equity awards to 60%, increased the performance level required to receive a target (100%) payout for performance-based equity awards to the 60th percentile of peers, and capped relative total shareholder return (“TSR”) metric at 100% payout if cumulative TSR is negative over the performance period

	Insight into the compensation-setting process and how performance targets are determined	• We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee’s considerations related to the incentive program changes
N-14 PACWEST BANCORP 2023 PROXY STATEMENT

Topic	What We Heard	What We Did
Board diversity and refreshment	Additional diversity and further refreshment
• The Board appointed Ms. Mudick, who brings regulatory, risk management, and legal expertise in the financial services industry, following the rotation off of two long-tenured directors, further enhancing our Board’s gender diversity with women now representing
36% of the Board

• As part of the Board’s commitment to ongoing Board diversity and refreshment, the Governance Committee plans to add one to two directors by the 2024 Annual Meeting of Stockholders, prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity

Board responsiveness	Insight into stockholder feedback received, the Board’s involvement, and changes in response thereto
• This Proxy Statement includes a full description of stockholder feedback and changes made in response thereto

• Extensive stockholder outreach, with independent directors participating in meetings with nine stockholders representing 45% of outstanding shares of common stock

• The Board, the Governance Committee, and other relevant committees review stockholder feedback obtained as part of the engagement effort on a quarterly basis

• The Governance Committee recommended, and the Board approved, increasing the ratio of equity awards to cash Board retainers for non-employee directors to 60%/40% in order to more closely align non-employee directors’ interests with stockholders’ interests, effective for awards and payments to be made in May 2023

Governance	Additional information regarding the director evaluation process, cybersecurity, and director skill sets	• Enhanced our director evaluation process this year, and our disclosures regarding director evaluations, cybersecurity, and each director’s experience, qualifications, and skills
ESG	Insight into our ESG efforts
• Provided updates on our 2022 ESG highlights in “PacWest at a glance- Corporate governance and environmental, social and governance highlights” and our ESG governance structure, the results of our ESG materiality assessment, and other updates in “Corporate governance matters - ESG matters” and in our forthcoming 2022 Environmental Social Governance Report

CEO transition and succession planning	Continued disclosures regarding the CEO succession and transition	• Continued to provide timely updates throughout 2022 regarding events related to CEO succession via Form 8-K filings and press releases, and provided additional information in this Proxy Statement
PACWEST BANCORP 2023 PROXY STATEMENT N-15

PROPOSAL 1
Election of directors

The Governance Committee recommended, and the Board approved, 11 director nominees for election to serve as directors of the Company until the completion of the 2024 Annual Meeting of Stockholders and until their successors are duly elected and qualified. All of the following director nominees are current directors:

• Tanya M. Acker	• Paul R. Burke	• Craig A. Carlson	• John M. Eggemeyer, III
• C. William Hosler	• Polly B. Jessen	• Susan E. Lester	• Roger H. Molvar
• Stephanie B. Mudick	• Paul W. Taylor	• Matthew P. Wagner
The Board unanimously recommends a vote FOR the election of each director nominee.
The following table provides summary information regarding each director nominee:
			Committee Membership
Name			Independent	Audit	Comp	Exec	Fin	Gov	Risk
Tanya M. Acker	52	2016	✔		•			•
Paul R. Burke	60	2015	✔			•	C		•
Craig A. Carlson	72	2010	✔	•					•
John M. Eggemeyer, III Lead Director	77	2000	✔			•			C
C. William Hosler	59	2014	✔	•		•	•	C
Polly B. Jessen	58	2021	✔		•			•
Susan E. Lester	66	2003	✔	C		•	•
Roger H. Molvar	67	2014	✔	•	C	•
Stephanie B. Mudick	67	2022	✔		•				•
Paul W. Taylor	62	2021				•	•		•
Matthew P. Wagner Executive Chairman of the Board	66	2000				C	•		•
Audit: Audit Committee Comp: Compensation and Human Capital Committee(1) Exec: Executive Committee
Fin: Finance Committee(2) Gov: Nominating and Governance Committee(1) Risk: Risk Committee C: Chair
(1)
On August 10, 2022, the Board split the former Compensation, Nominating and Governance Committee into two separate Board committees: (i) the Compensation and Human Capital Committee and (ii) the Nominating and Governance Committee.

(2)	On August 10, 2022, the Board renamed the Asset/Liability Management Committee the Finance Committee.
N-16 PACWEST BANCORP 2023 PROXY STATEMENT

Our directors
We are pleased to propose 11 director nominees for election this year. We believe that our director nominees possess the requisite diversity, experience, qualifications, and skills, and mix of institutional knowledge and fresh perspectives necessary to maintain an effective Board to serve the best interests of the Company and its stockholders. All nominees are incumbent directors and are deemed “independent” except for our President and CEO and our Executive Chairman.
Our Board, which currently has 11 members, is cognizant of the importance of Board refreshment. Our Board has set the number of directors that will constitute our Board at 11. However, we anticipate expanding our Board by adding one to two new directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity. Our Governance Committee and Board are committed to maintaining and enhancing our Board’s diversity in an effort to align our Board’s composition with the diverse clients and communities we serve and our diverse workforce.
The biographies below describe the business experience, directorships, and qualifications of each of our director nominees. The members of our Board also constitute the Board of Directors of the Bank.
Director since: 2016 Age: 52 Committees: • Compensation • Governance
Tanya M. Acker

Ms. Acker is an attorney and arbitrator who has served as one of three judges on a syndicated television court program since 2015. She is also the author of Make Your Case: Finding Your Win in Civil Court, published by Diversion Books in 2020, and she has also hosted a podcast that addresses a variety of topics since 2018. She is the president and chief executive officer of Free Eagle Ventures, Inc., a California loan out company. She operated her own private law practice from 2005 until 2013, after which she joined the firm Goldberg, Lowenstein and Weatherwax. Her legal practice consisted mainly of civil litigation, but she also worked on constitutional cases and provided business counseling.

Other directorships and positions

 • Director and Vice Chair, Public Counsel (2008-present)
 • Director, Western Justice Center (2011-present)
 • Director, Western Los Angeles County Council of the Boy Scouts of America (2013-present)
 • Director, Boy Scouts of America (2018-present)
 • Trustee, Pacific Battleship Center (2015-present)
 • Director, National Museum of the Surface Navy (2019-present)

Director qualification highlights

 • Human Capital Management Expertise - developed while overseeing Free Eagle Ventures, as well as while operating her own law firm for 8 years
 • Leadership Experience - gained in her current role as president and CEO of Free Eagle Ventures and through her various director positions
 • Regulatory and Legal Expertise - developed over her 25-year career in the legal sector, where her work spanned a broad variety of cases, including state supreme court matters and corporate litigation involving public and private entities
 • Risk Management Expertise - obtained from her legal background, as well as her time providing business counseling

PACWEST BANCORP 2023 PROXY STATEMENT N-17

Director since: 2015 Age: 60 Committees: • Executive • Finance (Chair) • Risk
Paul R. Burke

Mr. Burke is the Chair of the Finance Committee. He is an officer and director of Northaven Management, Inc., an investment management firm that he co-founded in 1995 that focuses exclusively on equity investments in the financial services industry. He was a managing director and served on the board of directors of Kilowatt Labs, Inc., a company that designs, manufactures and sells energy storage and power management solutions, from 2018 to 2022. He served as a director of Kinloch Holdings, Inc. (now known as Optisure Risk Holdings, Inc.), a private insurance brokerage firm where he previously served as its chairman, president, and acting chief executive officer from 2009 to 2021.

Other public board service

 • Square 1 Financial, Inc. (2010-2015)
 • Eastern Insurance Holdings, Inc. (2001-2014)

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained during his more than 30 years as an active participant and investor in the financial services industry
 • Mergers and Acquisitions Experience - first obtained early in his career when he spent 10 years as a corporate finance and M&A specialist responsible for the valuation/analysis of all forms of financial statements and documentation as well as for the structuring, evaluation and financial modeling of complex corporate finance transactions
 • Public Company Governance Experience - gained during his years serving on the boards of other public companies
 • Risk Management Expertise - developed during his three decades serving in leadership roles in the financial services sector where he sourced, analyzed, and managed investments

Director since: 2010 Age: 72 Committees: • Audit • Risk
Craig A. Carlson

Mr. Carlson has been a financial institution and regulatory consultant since 2010 and a real estate broker since 1982. He was formerly a bank regulator with the California Department of Financial Institutions (“DFI”), currently known as the California Department of Financial Protection and Innovation, for 36 years, including 26 years supervising bank examiners. Most recently, he was senior deputy commissioner and chief examiner of the Banking Program for the DFI from 2007 to 2010. He was a faculty member of the California Banking School from 1988 to 1999 and was a member of the accreditation review team of the Conference of State Bank Supervisors from 2010 to 2019.

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained and honed during his career in the financial services industry, particularly skilled in supervision and regulation
 • Mergers and Acquisitions Experience - obtained while overseeing regulatory matters, which included mergers and acquisitions
 • Regulatory and Legal Expertise - gained during his 36-year career in bank regulation, including 26 years supervising bank examiners and mid-level management, where he became highly skilled and knowledgeable in all phases of financial institution supervision and regulation including licensing, on-site examinations and off-site surveillance, technology and strategic planning
 • Risk Management Expertise - developed during his financial services industry experience, which focused on risk-based supervision and problem bank resolution, including leading the implementation of a web-based management information system designed to enhance risk-based examination scheduling and early warning capabilities

N-18 PACWEST BANCORP 2023 PROXY STATEMENT

Lead Director Director since: 2000 Age: 77 Committees: • Executive • Risk (Chair)
John M. Eggemeyer, III

Mr. Eggemeyer is Lead Director of the Board and the Chair of the Risk Committee. He was Chairman of the Board of Directors of PacWest Bancorp from 2000 to 2022. He is a founder and managing principal of Castle Creek Capital LLC, a private equity firm founded in 1990 that specializes in the financial services industry. He has been an investor, executive and financial advisor in the field of commercial banking for over 40 years.

Other public board service

 • Primis Financial Corp. (2021-present)
 • The Bancorp, Inc. (2016-present)
 • Guaranty Bancorp (2004-2018)
 • Heritage Commerce Corp (2010-2016)
 • TCF Financial Corporation (1994-2006)

Other directorships and positions

 • Director, Northpointe Bancshares, Inc. (2019-present)
 • Trustee, Northwestern University (2006-present)

Director qualification highlights

 • Financial Services Experience - obtained during his over 40-year career in financial services
 • Human Capital Management Expertise - developed during his time as a banking executive and during his time as managing principal of Castle Creek
 • Leadership Experience - gained during his current role serving as a founder and managing principal at Castle Creek
 • Mergers and Acquisitions Experience - obtained during his time at Castle Creek and his time as a director on several bank boards
 • Public Company Governance Experience - gained while serving in leadership positions at two publicly traded financial companies and a publicly traded bank holding company, as well as during his almost thirty years serving on the boards of numerous public company boards

Director since: 2014 Age: 59 Committees: • Audit • Executive • Finance • Governance (Chair)
C. William Hosler

Mr. Hosler is the Chair of the Governance Committee. He has been the chief financial officer and a member of the board of directors of Catellus Acquisition Company, LLC, a commercial real estate property ownership, management and development company, since its formation in 2011. He served as the chair of the budget advisory and financial planning committee of the city of Piedmont, California from 2010 to 2021.

Other public board service

 • Fantex, Inc. (2014-present)
 • Parkway Properties, Inc. (2012-2016)
 • CapitalSource Inc. (2007-2014)

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained in his current role serving for more than a decade as CFO at Catellus, where he oversees all accounting and administration, tax, and financing, as CFO of the Morgan Stanley Real Estate Funds, and as the chair of the budget advisory and financial planning committee of the city of Piedmont, California for more than ten years
 • Mergers and Acquisitions Experience - obtained in his current role, where he oversees development deals, involving complex acquisitions
 • Public Company Governance Experience - gained while serving on other public company boards
 • Regulatory and Legal Expertise - developed in his current role where he oversees the day-to-day operations of Catellus, including completing transactions, which involves many regulatory and legal aspects

PACWEST BANCORP 2023 PROXY STATEMENT N-19

Director since: 2021 Age: 58 Committees: • Compensation • Governance
Polly B. Jessen

Ms. Jessen is a nationally-recognized environmental and construction law attorney and founding partner of the law firm Kaplan Kirsch & Rockwell LLP, a national project development boutique law firm founded in 2003. She is the senior partner in the firm’s environmental practice, served on the firm’s first management committee in 2019, and currently supervises the firm’s client intake process and conflict of interest screening and management. She advises public and private entities and banks with regard to environmental regulatory compliance, environmental liability risk management, construction and professional contracting, public entity formation and governance, and real estate and land use aspects of real estate acquisition and project development.

Other directorships and positions

 • Member, Urban Exploration Steering Committee, Downtown Denver Partnership (2019-present)
 • Region 8 Membership Co-Chair, American College of Environmental Lawyers (2020-present)

Director qualification highlights

 • Human Capital Management Expertise & Leadership Experience - gained over the past two decades as a founding partner of Kaplan Kirsch & Rockwell, a law firm with over 40 attorneys
 • Regulatory and Legal Expertise - developed in her current role where she advises clients on environmental regulatory compliance and represents them before regulatory agencies and has drafted ordinances and development standards for regulatory entities
 • Risk Management Expertise - developed while advising clients on many matters, including with regard to environmental liability risk management

Director since: 2003 Age: 66 Committees: • Audit (Chair) • Executive • Finance
Susan E. Lester

Ms. Lester is the Chair of the Audit Committee. She has over 30 years of banking and mortgage banking experience in the financial services sector, including serving as chief financial officer of U.S. Bancorp and HomeSide Lending, Inc.

Other public board service

 • Arctic Cat, Inc. (2004-2017)
 • Lender Processing Services, Inc. (2010-2014)

Other directorships and positions

 • Director, The Options Clearing Corporation (2016-present)

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained and honed during her over 30 years of banking and mortgage banking experience in the financial services sector
 • Leadership Experience - gained while serving in executive roles at Ernst & Young, Shawmut National Corporation, U.S. Bancorp and HomeSide Lending
 • Public Company Governance Experience - gained while in a leadership role at U.S. Bancorp and during her over 20 years of service on the boards of public companies
 • Risk Management Expertise - developed while CFO of U.S. Bancorp, where she was responsible for management of financial and administrative functions

N-20 PACWEST BANCORP 2023 PROXY STATEMENT

Director since: 2014 Age: 67 Committees: • Audit • Compensation (Chair) • Executive
Roger H. Molvar

Mr. Molvar is the Chair of the Compensation Committee. He is currently a private investor. He has over 40 years of banking and financial experience, including serving as a senior financial officer of First Interstate Bank and as chief executive officer of IndyMac Consumer Bank. He also served as a director of CapitalSource Bank from 2008 to 2014, and a director of Farmers and Merchants Bank of Long Beach, California from 2005 to 2008.

Other public board service

 • First Financial Northwest, Inc. (2015-present)

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained and honed during his 40-year career in the financial services industry
 • Leadership Experience - obtained from his over 25 years as a banking executive
 • Mergers and Acquisitions Experience - gained during his over 25 years as a banking executive
 • Public Company Governance Experience - gained while in a leadership role at IndyMac Consumer Bank and during his service on other public company boards
 • Risk Management Expertise - developed while serving as a senior financial officer of First Interstate Bank

Director since: 2022 Age: 67 Committees: • Compensation • Risk
Stephanie B. Mudick

Ms. Mudick was executive vice president of JPMorgan Chase & Co. from 2008 to 2018, where she served as head of regulatory strategy from 2010 to 2018 and head of global retail strategy from 2008 to 2010. She served as executive vice president at Citigroup Inc. where she held several positions during the period from 1993 to 2008, including chief administrative officer and head of consumer operations of the global consumer group, and co-general counsel and corporate secretary of Citigroup.

Other public board service

 • The Bancorp, Inc. (2019-present)
 • Ixe Grupo Financiero (2009-2011)
 • The Student Loan Corporation, Inc. (2004-2008)

Other directorships and positions

 • Director, HIAS (2022-present)
 • Trustee, The Institute of International Education (2018-present)
 • Director, Families and Work Institute (2000-present)

Director qualification highlights

 • Financial Services Experience - obtained over her lengthy career as an executive in the financial services sector
 • Human Capital Management Expertise - developed while serving as chief administrative officer of a large global consumer business and managing large groups of employees in various roles
 • Mergers and Acquisitions Experience - gained in her roles where she oversaw M&A, both in investments, acquisitions and divestitures as well as being responsible for risk analysis and post-acquisition integration, and led transformational acquisitions
 • Public Company Governance Experience - gained both in her executive roles at large global public financial institutions, as well as while serving for over a decade on boards of public companies
 • Regulatory and Legal Expertise - developed during her over 30 plus years serving as an attorney, most recently while serving as head of regulatory strategy at JPMorgan
 • Risk Management Expertise - developed as senior risk and controls executive and as chief administrative officer, developing and managing risk management and controls infrastructures in large global complex financial institutions

PACWEST BANCORP 2023 PROXY STATEMENT N-21

Director since: 2021 Age: 62 Committees: • Executive • Finance • Risk
Paul W. Taylor

Mr. Taylor has been President and Chief Executive Officer of the Company since 2023 and was President in 2022. He previously served as chief executive officer, president and a director of Opus Bank from 2019 until it was acquired in 2020. He was chief executive officer, president and a director of Guaranty Bancorp, and chief executive officer and chairman of the board of directors of Guaranty Bank and Trust Company, a banking subsidiary of Guaranty Bancorp, from 2011 through 2018. Previously, he held various positions, including executive vice president, chief financial and operating officer and secretary of Guaranty Bancorp.

Other public board service

 • Guaranty Bancorp (2011-2018)
 • Opus Bank (2019-2020)

Director qualification highlights

 • Finance and Accounting Expertise & Financial Services Experience - gained and honed over his almost four decades in the banking and investment banking sector, including as a CFO and a CEO
 • Human Capital Management Expertise - developed while in leadership positions overseeing operations at Opus Bank and Guaranty Bancorp
 • Leadership Experience - obtained as CEO of three publicly traded banking companies and his almost 15 years serving as a CFO
 • Mergers and Acquisitions Experience - gained while serving as chief executive officer, president and a director of Opus Bank and Guaranty Bancorp when each was acquired, and as an investment banker
 • Public Company Governance Experience - gained while serving in leadership roles at public companies and from his time serving on the boards of other public companies

Executive Chairman Director since: 2000 Age: 66 Committees: • Executive (Chair) • Finance • Risk
Matthew P. Wagner

Mr. Wagner has been Executive Chairman of the Board since 2023, and he is Chair of the Executive Committee. He was President and Chief Executive Officer of the Company from 2000 to 2022.

Other public board service

 • Guaranty Bancorp (2004-2010)

Director qualification highlights

 • Financial Services Experience - gained during his over 40-year career in all areas of the financial services sector
 • Human Capital Management Expertise - developed during his decades overseeing all operations while serving as CEO of both the Company and Western Bancorp
 • Leadership Experience - obtained while serving as President and CEO of the Company for over twenty years, following serving as President and CEO of Western Bancorp
 • Mergers and Acquisitions Experience - gained while serving as President and CEO of Western Bancorp when it was acquired by U.S. Bancorp, as well as overseeing over 30 acquisitions for the Company as CEO
 • Public Company Governance Experience - gained while serving as CEO of the Company and in leadership roles at other public financial institutions, and from his time serving on the board of another public company
 • Risk Management Expertise - developed while overseeing the operations of the Company

N-22 PACWEST BANCORP 2023 PROXY STATEMENT

Director independence
The Board determines the independence of each director based upon the Nasdaq Stock Market LLC (“Nasdaq”) rules and our independence standards as set forth in our Corporate Governance Guidelines. Based on these standards, the Board has affirmatively determined that all of our non-employee directors who served during 2022, i.e., Mses. Acker, Jessen, Lester, and Mudick and Messrs. Burke, Carlson, Eggemeyer, Hosler, Molvar, Platt and Stine are independent and have no material relationship with us (including our directors and executive officers) that would interfere with their exercise of independent judgment. Our Executive Chairman, Mr. Wagner, and our President and CEO, Mr. Taylor, are the only directors who are not independent.
Board member experience, qualifications and skills
Based on our business, the primary areas of experience, qualifications and skills historically sought by the Governance Committee in director candidates, as well as each director’s experience, qualifications and skills, are shown below.

Board diversity and inclusion
While the Board has not adopted a formal written policy regarding director diversity, the Board appreciates and embraces the value of Board diversity. The Board believes different points of view brought through diverse representation lead to better business performance, decision making, and understanding of the needs of our diverse clients, employees, stockholders, business partners, and other stakeholders.
Our Board takes a multi-dimensional approach to diversity and considers a variety of skills and attributes such as:
•	Gender, age, racial/ethnic, and geographic diversity;
•	Functional, technical or other professional expertise; and
•	Industry knowledge, particularly in banking or other industries relevant to our business, such as real estate.
Board diversity matrix as of March 23, 2023
TOTAL NUMBER OF DIRECTORS: 11
	2023
	Female	Male
Gender identity
Directors	4	7
Demographic background
African American or Black	1	—
White	3	7
LGBTQ+	1	—
PACWEST BANCORP 2023 PROXY STATEMENT N-23

Board refreshment
As part of our annual Board evaluation process, the Governance Committee and the Board consider the composition of the Board and tenure of each of our directors. Although we do not have a strict policy regarding tenure, the Governance Committee and our Board appreciate the benefit that a disciplined approach to board refreshment can provide. The Board believes it is critical to maintain a range of Board member tenures to ensure sufficient experience for Board leadership positions and to ensure continuity and institutional knowledge through economic cycles and an evolving competitive landscape, while balancing the benefit of fresh perspectives.
Led by the Governance Committee, the Board is focused on ensuring a smooth transition when directors leave the Board and systematically refreshing the Board composition so that, taken as a whole, it has the desired mix of skills, experience, continuity, reputation and diversity relevant to our strategic direction and operating environment, as well as the knowledge, ability and independence to continue to deliver the high standard of governance and oversight expected by our stockholders. Over the last few years, we have taken a phased approach to refreshment while maintaining continuity and avoiding undue disruptions from excessive turnover. In 2021, we onboarded a director with significant banking and human capital management experience. At the 2021 Annual Meeting of Stockholders, three directors did not stand for re-election, including two directors who were not independent. Later in 2021, we onboarded a female director with legal expertise in commercial real estate. At the 2022 Annual Meeting of Stockholders, one long-tenured director did not stand for re-election. Later in 2022, our former CNG Committee Chair resigned, and we onboarded a female director with significant expertise in the banking industry.
As part of our ongoing refreshment process, we anticipate adding one to two new directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity.
Selection and nomination of director candidates
The Governance Committee is responsible for selecting and nominating director candidates and for carrying out the Board’s commitment to maintaining a balanced and diverse composition of members. The Governance Committee, in conjunction with the Board, also considers Board leadership succession planning and committee membership. The Governance Committee identifies candidates for Board membership and recommends such candidates’ nominations to the Board based on their ability to diversify and complement the Board’s existing strengths. Ms. Mudick was recommended by a non-employee director.
Nominees for the position of an independent director must satisfy the independence requirements of the SEC and Nasdaq and the following criteria:
•	Personal qualities and characteristics, accomplishments and reputation in the business community;
•	Knowledge and contacts in the communities in which the Company does business and experience in the Company’s industry or other industries relevant to the Company’s business;
•	Functional, technical or other professional experience;
•
The fit of the individual’s skills, experiences and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company;

•	Diversity of viewpoints, skills, background, experience and other demographics and attributes;
•	Ability and willingness to commit adequate time to Board and committee matters; and
•
Other factors, such as judgment, experience with businesses and other organizations of comparable size or complexity, and the extent to which the candidate would be a desirable addition to the Board and any committees of the Board.

The Governance Committee will consider candidates recommended by stockholders utilizing the same criteria as director candidates not proposed by stockholders. Stockholders who wish to submit director candidates for consideration by the Governance Committee for election at the 2024 Annual Meeting of Stockholders should follow the process detailed in “Other business - Director nominations.”
N-24 PACWEST BANCORP 2023 PROXY STATEMENT

Corporate governance matters
Corporate governance best practices
 • Annual election of directors

 • Independent and robust Lead Director role

 • Majority vote requirement for the election of directors in uncontested elections

 • All independent directors except for the Executive Chairman and the President and CEO

 • All Board committees other than the Executive Committee chaired by independent directors

 • Stock ownership guidelines for directors and executive officers

 • Risk oversight by the Board and committees

 • Annual Board and committee evaluations and self-assessments

• Annual review of director experience, qualifications and skills

• Annual Board review of executive management succession plan

• Regular executive sessions of independent directors

• All directors attended at least 75% of 2022 meetings, with an average attendance of over 99%

• Stockholders’ right to act by written consent

• Stockholders’ right to call a special meeting of stockholders

• Related Party Transactions Policy

• Anti-hedging and anti-pledging policy

Board’s role and responsibilities
Board oversight of strategy and direct contact with management
The Board is actively engaged in overseeing the Company’s strategy. The Board annually discusses the Company’s outlook and strategy, and reviews our overall business. Throughout the year, the Board reviews the Company’s strategic priorities and goals, as well as execution on those priorities and goals. Our President and CEO has indicated his desire for a special full-day session of the Board in the fall of 2023, to engage in an in-depth review of the Company’s outlook, strategy, and strategic initiatives, and it will be an opportunity for business line and other senior leaders to meet and engage with the Board.
All of our directors have access to our President and CEO and our other executive officers at any time to discuss any aspect of our business.
CEO and executive officer succession planning
Succession planning for the CEO and other executive management positions is one of the Board’s important responsibilities. Each year, the Compensation Committee reviews and approves an executive management succession plan. The executive management succession plan describes the process by which the executive management of the Company will continue if the current CEO or other member of executive management is unwilling or unable to serve, including an unexpected departure of the CEO. The Human Resources department leads annual discussions with our executive officers, and a written succession plan is prepared for each executive officer’s senior managers. We use these discussions to identify experiences and learning opportunities to prepare potential successors.
For our recent CEO transition, the Board formed a special Board committee, the CEO Succession Committee, to lead the Board’s efforts to identify and recommend a new CEO for the Board’s approval. The Board also engaged a third-party advisor to assist with developing the structure and timeline for the CEO succession and transition plan and the assessment of potential CEO candidates. The CEO Succession Committee, in consultation with the third-party advisor, identified and assessed numerous internal and external candidates over a period of eight months and six meetings. The CEO Succession Committee approached Mr. Taylor, who at that time served as a director of the Company, to consider the possibility of taking on an executive role with the Company. With over 35 years of experience in the banking industry, including serving as a CEO of two public company banks, and knowledge of the Company’s business and strategy, Mr. Taylor was best-suited to succeed Mr. Wagner and lead the Company.
PACWEST BANCORP 2023 PROXY STATEMENT N-25

Risk oversight
The Board’s role
The Board believes that identifying, assessing, measuring, and managing risk are essential to our success. The Board has established the Risk Committee to review and approve the Company’s risk management policies, review and recommend the Board’s approval the Risk Appetite Statement, oversee the implementation of the Company’s enterprise-wide risk management framework, and enhance the Board’s understanding of the Company’s overall risk tolerance and the effectiveness of its enterprise-wide risk management activities. The Risk Committee considers many of the most pressing risk issues a financial institution faces - credit, regulatory, operations, information technology, and information security. The Risk Committee also assists the other Board committees in overseeing risks within their respective areas of oversight. The Board specifically delegates risk oversight functions as follows:
•
The Audit Committee is responsible for review of accounting and financial controls, financial statement integrity, legal and regulatory compliance, and, in conjunction with the Risk Committee, the Company’s risk management functions.

•
The Compensation Committee is responsible for review of risks in relation to our compensation programs and policies, succession planning, and human capital management. We conduct an annual risk assessment of the Company’s compensation programs, policies, and practices, including those that apply to our executive officers, to ensure that the programs, policies, and practices do not encourage excessive risk taking in order to maximize compensation, and the Compensation Committee oversees the process.

•
The Finance Committee is responsible for review of asset/liability, capital, liquidity, contingency funding, and investment management policies, and the Company’s strategic transactions, investment portfolio, financial risk exposures, and budgeting.

•
The Governance Committee is responsible for review of risks in relation to our corporate governance structure and processes, Board composition, independence, and succession planning, and ESG matters and disclosures.

•
The Risk Committee is responsible for general risk oversight, external credit review, credit management and administration, compliance, including the Bank Secrecy Act, and operations and systems risk, including cybersecurity.

The Board maintains ultimate oversight responsibility for risks that are deemed material. The Company believes that the Board’s leadership structure supports the risk oversight function of the Board by providing for open communication between management and the Board and including all directors in the risk oversight process. In addition, strong independent directors chair each of the Board’s standing committees that meet regularly, which committees provide in-depth focus on their respective categories of risk.
As a general matter, except for cases where a particular Board committee may choose to meet in executive session, such as our Risk Committee’s quarterly executive session meetings with the Chief Risk Officer, all Board members are invited (but not required) to attend the regular meetings of all other Board committees. We believe that this transparent and collaborative structure provides for a more informed Board overall, and helps the Board understand and monitor internal and external risks.
Management’s role
Company management is responsible for day-to-day risk management. The Chief Risk Officer provides the Board, directly, or through the Risk Committee, with regular reports on the operation and effectiveness of the enterprise risk management program, the top and emerging risks to our business, effectiveness of controls and other mitigating factors utilized to manage those risks. The Internal Audit, Risk Management, Information Technology, Human Resources, Legal, Credit Administration, Accounting, Finance, and Treasury departments, among others, monitor compliance with Company-wide policies and procedures and the day-to-day risk management of the Company. We believe that this approach to risk management adequately addresses the Company’s risks.
Risk Appetite Statement
The Board oversees, and annually approves, upon recommendation of the Risk Committee, the Risk Appetite Statement. The Risk Appetite Statement sets forth risk targets and tolerance ranges with respect to the amounts and types of risks that we are willing to accept. These key risk indicator limits and thresholds are measured and reported quarterly to the Risk Committee on the Company’s Risk Dashboard.
N-26 PACWEST BANCORP 2023 PROXY STATEMENT

Board oversight of cybersecurity matters
Cybersecurity is a major component of our overall risk management approach. As a financial services institution, handling sensitive data is a part of daily operations and is taken very seriously by our employees. We maintain a comprehensive cybersecurity strategy that includes, but is not limited to: regular employee cybersecurity training and communications on relevant topics (e.g., information security, privacy, and cybersecurity best practices, identity and access management, and physical security and remote work best practices); preventative, detective, alerting, and defensive in-depth technologies (e.g., ongoing system testing, vulnerability scans, and utilization of third-party services to test the effectiveness of our information security and cybersecurity risk management framework); internal and third-party program oversight; policies and procedures regularly reviewed and designed with regulatory and industry guidance; and regular reviews of vendors who maintain sensitive data on behalf of the Company. The Board reviews our information security program at least annually, and the Risk Committee receives quarterly management updates from the Chief Information Security Officer regarding cyber/information security matters, including an assessment of current security updates, cyber statistics, core elements and controls, and key information technology trends affecting information security.
The Company recognizes that cyber threats are real, complex, and carry adverse impacts to our customers, employees, and communities. For this, we conduct regular exercises to assess our Incident Response Program to improve our ability to detect, respond, and contain common cyber threats. The Information Security department has built strategic partnerships and operations to work closely with the Information Technology and other departments to continue to enhance the Company’s readiness to properly defend our information and assets.
We fully understand that confidentiality, integrity, and availability are essential when it comes to our customers’ personal information. As such, we have implemented administrative, technical, and physical safeguards to protect personal information within Company-controlled networks. We continually invest in enhancing our preventive and defensive capabilities in line with globally-recognized information security standards, maintaining appropriate information security risk insurance policies, and implementing other measures to mitigate potential threats and losses, where possible. We do not share or sell our customers’ personal information for marketing or other commercial purposes. The Company will only provide limited information to vendors, service providers, regulatory and law enforcement agencies as required to comply with applicable laws and regulations. All employees are required to complete annual privacy and information security training for strengthening compliance with relevant industry and regulatory standards such as the Gramm-Leach-Bliley Act, the Sarbanes Oxley Act, and other cybersecurity-related regulations.
Stockholder outreach and engagement
As part of our commitment to strong and effective governance, the Board continued to actively engage with our stockholders in 2022. We contacted 34 stockholders representing 65% of our outstanding shares and engaged with 11 stockholders representing 46% of our outstanding shares of common stock. We met with several stockholders multiple times during the year. Integral to our engagement efforts, our then Board Chairman and/or our Compensation Committee Chair participated in meetings with stockholders representing 45% of our outstanding common shares. We believe that the changes we made with regard to our governance and 2023 executive compensation program, as described in detail below, demonstrate meaningful steps to respond to feedback that stockholders conveyed to us.
PacWest participants
Participants in the engagement effort were:
•	Mr. Eggemeyer, then Chairman of the Board and current Lead Director
•	Mr. Molvar, Chair of the Compensation Committee
•	Ms. Kelley, Executive Vice President, General Counsel, and Corporate Secretary and Bart R. Olson, then Executive Vice President, CFO
Key topics discussed with stockholders
In these engagement meetings, we discussed a range of topics, including our executive compensation program, board diversity and refreshment, board responsiveness, governance, ESG, and CEO transition and succession planning. We gained valuable perspectives and insights from our stockholders, which were conveyed to the Board, the Governance Committee, and other relevant Board committees.
PACWEST BANCORP 2023 PROXY STATEMENT N-27

Below is a summary of the common themes we heard during our 2022 engagement effort and an overview of the actions that the Board and its committees took in response to the feedback we received.
Topic	What We Heard	What We Did
Executive compensation	Concern with Mr. Wagner’s 2021 retention package
• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company’s critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future

• Following his 2021 retention package, Mr. Wagner has not and will not receive any additional stock compensation as an executive officer

Misalignment between pay and performance, and enhancement of performance target rigor
• To instill greater oversight over executive compensation and human capital management, the Board appointed a new Chair of the newly-constituted Compensation and Human Capital Committee and refreshed the committee with 50% new members

• 2022 payouts reflect a focus on rigor and aligning pay and performance:

  • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company’s negative TSR performance during 2022

  • The PRSUs earned for the 2020-2022 performance period equaled 20% of target

• The Compensation Committee made a number of changes to the 2023 executive compensation program to better align pay and performance and enhance the rigor of our incentive programs:

2023 Executive Incentive Plan - Annual Incentive

    • Reduced the target EIP opportunity for the role of CEO from 200% to 150% of base salary

    • Aligned EIP performance metrics with the Company’s 2023 publicly-disclosed strategic priorities:

      • Capital (35% weighting)

      • Profitability (25% weighting

      • Core deposit growth (15% weighting)

      • Efficiency ratio (15% weighting)

      • Asset quality (10% weighting)

    • All EIP annual incentive targets are stretch goals compared to the internal business plan, and all targets were set above 2022 actual results other than the nonperforming assets ratio, which was an excellent 38 basis points in 2022

    • Eliminated the Compensation Committee’s ability to provide positive discretion or a positive enhancement on any EIP profitability metric, making all performance metrics formulaic

  2023 Long-Term Incentive Program

    • Increased the percentage of PRSUs from 50% to 60%

    • Increased the performance level required to receive a target (100%) payout for PRSUs from the median of KRX Bank Index peers to the 60th percentile

    • Capped relative TSR metric at 100% payout if cumulative TSR is negative over the performance period

N-28 PACWEST BANCORP 2023 PROXY STATEMENT

Topic	What We Heard	What We Did
Insight into the compensation-setting process and how performance targets are determined
• The Compensation Committee, in conjunction with its independent compensation consultant, held five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program

• The Compensation Committee made a number of changes to the 2023 executive compensation program, focusing on closer alignment of pay with performance and our strategic priorities, and enhancing rigor, while balancing retention and motivation concerns

• We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee’s considerations related to the incentive program changes

Board diversity and refreshment	Additional diversity and further refreshment
• The Board appointed Ms. Mudick, who brings regulatory, risk management, and legal expertise in the financial services industry and further enhancing our Board’s gender diversity with women now representing 36% of the Board

• Two long-tenured directors, including the former CNG Committee Chair, left the Board in 2022

• As part of the Board’s commitment to ongoing Board diversity and refreshment, we anticipate adding one to two directors by the 2024 Annual Meeting of Stockholders and are prioritizing business line leadership with profit and loss responsibility, technology-related skill sets, audit-related skill sets, public company board experience, as well as racial, ethnic, and gender diversity

Board responsiveness	Insight into stockholder feedback received, the Board’s involvement, and changes in response thereto
• This Proxy Statement includes a full description of stockholder feedback and changes made in response thereto as presented in this section and in “Compensation discussion and analysis-Stockholder outreach and our response to the 2022 say on pay vote”

• Management has presented an overall summary of stockholder feedback and detailed summaries of every stockholder meeting relating to governance and compensation matters, and discussed stockholder feedback at every quarterly meeting of the Governance Committee and/or Board since the 2022 Annual Meeting of Stockholders

• The independent Lead Director and/or the Compensation Committee Chair participated in meetings with nine stockholders representing 45% of shares of our common stock in 2022

• The Governance Committee recommended, and the Board approved, increasing the ratio of equity awards to cash Board retainers for non-employee directors to 60%/40% in order to more closely align non-employee directors’ interests with stockholders’ interests, effective for awards and payments to be made in May 2023

Governance	Additional information regarding the director evaluation process, cybersecurity, and director skill sets
• We significantly enhanced our director evaluation process this year, and we have enhanced our disclosures regarding director evaluations and cybersecurity in “Corporate governance matters”

• Additionally, we enhanced disclosure regarding each director’s experience, qualifications, and skills in “Our Directors”

ESG	Insight into our ESG efforts
• We have provided our 2022 ESG highlights in “PacWest at a glance-Corporate governance-2022 governance updates ”, and updated the disclosure of our ESG governance structure, disclosed the results of our ESG materiality assessment, and provided other updates in “Corporate governance matters - ESG matters.” Our forthcoming 2022 Environmental Social Governance Report will provide additional insight into our ESG efforts related to our priority initiatives

CEO transition and succession planning	Continued disclosures regarding the CEO succession and transition
• We continued to provide timely updates throughout the year about the events related to CEO succession via Form 8-K filings and press releases, and provide additional information in this Proxy Statement

PACWEST BANCORP 2023 PROXY STATEMENT N-29

Year-round stockholder engagement
We are committed to engaging with and listening to our stockholders and developing and strengthening relationships with them. We have an active and ongoing approach to engagement on a wide variety of topics throughout the year with compensation- and governance-focused engagement only one facet of our year-round stockholder engagement and stewardship efforts.
How we communicate
• Our executive officers, including our CEO and CFO, regularly engage with stockholders

• Our Executive Chairman of the Board presents at our Annual Meeting of Stockholders

• Our executive officers offered individual compensation- and governance-focused engagements to 34 stockholders representing 65% of our outstanding shares of common stock

• Our executive officers met with 11 stockholders representing 46% of our outstanding shares of common stock as part of our compensation- and governance-focused engagement

• Our former Chairman of the Board and current Lead Director, and/or our Compensation Committee Chair, met with nine stockholders representing 45% of our outstanding shares of common stock as part of our compensation- and governance-focused engagement

What we provide	• Annual report • Proxy statement • SEC filings • Investor presentations • Press releases • Environmental Social Governance Report
What we discuss
• Strategic initiatives

• Financial performance

• Executive compensation

• Board diversity and refreshment

• Stockholder feedback response

• Board governance

• ESG

• CEO transition and succession planning

How we engage
• Quarterly earnings calls

• Investor conferences

• Annual meetings of stockholders with directors and executive officers present

• Calls initiated by individual stockholders to our CEO and CFO

• Regular stewardship calls and video conferences primarily focused on corporate governance and executive compensation matters

• Company and Bank websites

Board structure and processes
Board leadership
Each year, the Board evaluates the Board leadership structure to ensure that it remains an appropriate structure for our Company and stockholders. Mr. Wagner transitioned from his position as CEO of the Company to the role of Executive Chairman for a one-year term effective January 1, 2023. Mr. Wagner’s transition followed the Company’s previously announced plan regarding his retirement from the Company. As the Executive Chairman is not independent, our Corporate Governance Guidelines require that we name an independent Lead Director of the Board, and, effective January 1, 2023, Mr. Eggemeyer, an independent member of the Board, transitioned from Chairman of the Board to independent Lead Director. All Board committees, other than the Executive Committee (which is chaired by Mr. Wagner), are chaired by independent directors. We believe this structure facilitates a seamless transition of duties from Mr. Wagner to our new President and CEO, Mr. Taylor, and provides for open communication between the Board and management and the oversight and safeguards necessary to operate our business successfully.
N-30 PACWEST BANCORP 2023 PROXY STATEMENT

The Board considered several factors in appointing Mr. Wagner as Executive Chairman and Mr. Eggemeyer as independent Lead Director, the most significant of which include the following:
•
In executing the Company’s previously-announced CEO succession plan, the Board determined that continuity of leadership at the Board level during the transition in Company management would provide stability to the Company and its stockholders. In his role, Mr. Wagner is focused on customer relations, technology development, and supporting a seamless transition of duties to Mr. Taylor;

•
The Executive Chairman is able to draw on his knowledge of the Company to provide the Board, in coordination with the President and CEO and the independent Lead Director, leadership in support of the Company’s strategy; and

•
The structure of our Board provides strong oversight by independent directors. Our independent Lead Director’s responsibilities include leading executive sessions of the Board during which our directors meet without management. These sessions allow the Board to review key matters and decisions and have frank discussions in the absence of the Executive Chairman and the President and CEO.

The Executive Chairman’s principal responsibilities include:
•	Chairing meetings of the Board and the annual meeting of stockholders;
•	Reviewing and approving Board meeting agendas, meeting schedules and information provided to the Board and ensuring such information is appropriately disseminated;
•	Acting as liaison between non-employee directors and management;
•	Meeting periodically with the President and CEO for informal discussions concerning material issues involving the Company; and
•	Providing input to the Compensation Committee concerning the performance of the CEO.
The independent Lead Director’s principal responsibilities include:
•	Presiding at all meetings of the Board at which the Executive Chairman is not present, including executive sessions of the independent directors;
•	Acting as liaison between Executive Chairman and the independent directors;
•	Serving as a member of the Executive Committee;
•	Reviewing and approving Board meeting agendas, meeting schedules and information provided to the Board;
•	Ensuring that matters of concern or of interest to the independent directors are appropriately scheduled for discussion at Board meetings;
•	Calling meetings of the independent directors;
•	Being available for consultation and direct communication with the stockholders, as appropriate; and
•	Performing such other duties as the Executive Chairman or the Board may from time to time delegate or request.
Executive sessions
The Company’s independent directors meet in executive sessions without management at least twice per year in conjunction with regularly scheduled Board meetings. During 2022, the independent directors met three times in executive sessions without the presence of management during regularly scheduled Board meetings and once during a special Board meeting.
Annual board evaluations and self-assessments
The Governance Committee, in coordination with the full Board, significantly enhanced the annual evaluation process in 2022-23. Previously, the Corporate Secretary conducted interviews with each director, compiled the results, and reviewed them with the Board and each committee. As an enhancement to the Company’s existing evaluation process and in an effort to garner more fulsome responses, the Governance Committee implemented a new process with both written and oral components to assess the Board’s effectiveness at the Board, committee, and individual director levels.
For the written component, the Corporate Secretary provided each director with comprehensive written evaluation and self-assessment questionnaires relating to the Board and each of his or her committees, then aggregated the
PACWEST BANCORP 2023 PROXY STATEMENT N-31

numerical responses to each individual question, and compiled the written recommendations for improvement received from directors on an anonymous basis. The scope of the written evaluations included components of Board/committee governance, such as Board/committee size, meeting frequency, quality and timing of information provided to the Board/committee, director communication, director experience, qualifications and skills, director independence, and oversight of Company strategy. The Corporate Secretary prepared a summary report for each of the Board and committees, showing the average numerical response to each question and the written recommendations for improvement and other comments provided by the directors. The Corporate Secretary then shared all of the summary reports with the Chair of the Governance Committee, the Executive Chairman, and the Lead Director, and provided each committee’s summary report to the respective chair.
For the oral component of the evaluations, the Chair of the Governance Committee conducted individual interviews with each director to obtain his or her general feedback, and specifically focused on topics including Board refreshment, the director selection process, the desired experience, qualifications, and skills of potential director nominees, director performance, effectiveness of Board and committee leadership, Board and committee leadership succession planning, effectiveness of the Board and committees, and director onboarding. At the Board meetings in February 2023, the Chair of the Governance Committee overviewed the interview feedback for all of the directors, and the chair of each committee and/or the Corporate Secretary overviewed the results of the written evaluations and self-assessment questionnaires during each committee meeting.
The annual evaluation process is designed to encourage open and candid feedback on the effectiveness of the Board as a whole, the effectiveness of each of its committees, and the effectiveness of each of the respective members. Based on the results and recommendations received, the Board and committees identify opportunities for improvement and work with management to develop and implement plans to address such opportunities for improvement.
Board committees
We believe our Board has created a sound committee structure designed to help the Board carry out its responsibilities in an effective and efficient manner. There are six standing Board committees: Audit, Finance, Compensation, Executive, Governance, and Risk. The Board may also form, from time to time, ad hoc or other special purpose committees, such as the formation of the CEO Succession Committee in 2021.
Board committee memberships, responsibilities, and meetings
All chairs of our standing committees, other than the Executive Committee, are independent, and each chair is appointed annually by the Board upon the recommendation of the Governance Committee. Each chair presides over committee meetings, oversees meeting agendas, serves as a liaison between the committee members and the Board, as well as between committee members and senior management, and works actively and closely with senior management on all committee matters, as appropriate.
Each of the Audit, Compensation, Finance, Governance, and Risk Committees meets regularly, at least on a quarterly basis. The committees, typically through their committee chairs, routinely report their actions to, and discuss their recommendations with, the full Board. In addition, certain committees periodically hold extended meetings dedicated to discussing key strategic matters or other business items that are relevant or subject to the committee’s oversight responsibilities on a more in-depth basis.
The Board has adopted a written charter for each of these committees, which is available on the Company’s website, www.pacwestbancorp.com, under “Corporate Overview - Corporate Governance.” The charters provide that the committees have adequate resources and authority to discharge their responsibilities, including appropriate funding for the retention of external consultants or advisers, as the committees deem necessary or appropriate.
With the exception of our CEO’s and our Executive Chairman’s participation on the Executive, Finance, and Risk Committees, each of the current members of the six standing Board committees is independent. The names of the current members (chairs specifically noted) and highlights of some of the key oversight responsibilities of the Board committees are set forth below.
N-32 PACWEST BANCORP 2023 PROXY STATEMENT

Audit Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• Susan E. Lester (Chair) • Craig A. Carlson • C. William Hosler • Roger H. Molvar
 • Selecting and communicating with the Company’s independent auditor;
 • Overseeing the internal audit function;
 • Reviewing and monitoring the adequacy and effectiveness of the Company’s accounting principles and policies, financial reporting, and internal controls with management;
 • Reporting to the Board on the general financial condition of the Company and the results of the annual audit; and
 • Ensuring the Company’s activities are being conducted in accordance with applicable laws and regulations.

✔ All members of the Audit Committee are independent in accordance with SEC and Nasdaq rules. MEETINGS IN 2022 13	✔
The Board determined that all of the nominees to the Audit Committee are financially literate. In addition, each of Ms. Lester and Messrs. Hosler and Molvar are qualified as an audit committee financial expert with accounting or related financial management expertise in accordance with SEC and Nasdaq rules.

Compensation and Human Capital Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• Roger H. Molvar (Chair) • Tanya M. Acker • Polly B. Jessen • Stephanie B. Mudick
 • Approving corporate goals and objectives for the CEO’s incentive compensation, evaluating the CEO’s performance in light of these goals and objectives, and recommending to the Board for determination, the CEO’s compensation level based on this evaluation;
 • Determining the compensation of all other executive officers of the Company;
 • Overseeing the Company’s incentive compensation plans, equity-based plans, 401(k) plan, and other employee benefit plans, and the administration of those plans;

✔
All members of the Compensation Committee are independent in accordance with SEC and Nasdaq rules.

MEETINGS IN 2022
11*

*Includes meetings of its predecessor, the Compensation, Nominating and Governance Committee

 • Approving awards and issuances of equity compensation;
 • Reviewing the Company’s executive compensation program in light of the Company’s strategic goals and objectives, competitive practices and emerging best practices;
 • Selecting and reviewing the Company’s peer group for executive compensation;
 • Reviewing, at least annually, the Company’s executive management succession plan;
 • Overseeing, in coordination with the CEO, the Company’s senior leadership development;
 • Overseeing the development, implementation, and effectiveness of the Company’s policies and strategies regarding human resources matters, including recruitment and retention, talent management and development, workplace environment and culture, and organizational engagement and effectiveness; and
 • Reviewing the Company’s plans and processes for promoting DEI and monitoring the Company’s DEI initiatives.

PACWEST BANCORP 2023 PROXY STATEMENT N-33

Executive Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• Matthew P. Wagner (Chair) • Paul R. Burke • John M. Eggemeyer, III • C. William Hosler • Susan E. Lester • Roger H. Molvar • Paul W. Taylor MEETINGS IN 2022 0
 • Meeting when it is impractical for the full Board to meet and acting on behalf of the Board, subject to such limitations as the Board, the Executive Committee charter, and applicable law may impose; and
 • Evaluating and making recommendations to the Board regarding strategic opportunities and alternatives relating to mergers and acquisitions, raising capital, and other matters of strategic importance.

Finance Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• Paul R. Burke (Chair) • C. William Hosler • Susan E. Lester • Paul W. Taylor • Matthew P. Wagner MEETINGS IN 2022 5
 • Approving, on an annual basis, asset/liability, capital, liquidity, contingency funding, and investment management policies;
 • Reviewing the results of rate shock analysis, policy compliance, and the measurement of relevant risks in the context of the Risk Appetite Statement;
 • Monitoring the overall asset/liability structure of the Bank to ensure compliance with established policy limits, risk categories, and operating targets;
 • Reviewing and monitoring the capital of the Company to ensure compliance with regulatory requirements and internal policies, and reviewing and recommending to the Board capital actions;
 • Reviewing and approving the Company’s annual stress test process, reports, and any management recommended actions;
 • Reviewing the Company’s liquidity position, liquidity stress testing results, and composition of funding, and reviewing and recommending to the Board on an annual basis, the Company’s liquidity risk tolerance;
 • Reviewing and recommending to the Board any strategic transactions;
 • Monitoring the performance of the Company’s investment portfolio and strategies, including portfolio activity, unrealized gains and losses, portfolio yield, duration, and total return, and credit quality;
 • Reviewing compliance with the Company’s portfolio concentrations limits;
 • Reviewing the status of Community Reinvestment Act investments and the Company’s derivatives and hedge positions;
 • Reviewing the Company’s financial policies, financial strategies, capital structure, liquidity and tax-planning strategies, and use of cash flow;
 • Reviewing and recommending to the Board the Company’s annual corporate budget plan, and reviewing quarterly budget forecast updates;
 • Reviewing an update on the Company’s bond ratings; and
 • Reviewing concentrations with respect to the Company’s loan and deposit portfolios.

N-34 PACWEST BANCORP 2023 PROXY STATEMENT

Nominating and Governance Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• C. William Hosler (Chair) • Tanya M. Acker • Polly B. Jessen
 • Reviewing the qualifications and independence of directors, identifying individuals qualified to become Board members, and recommending to the Board the nominees to stand for election at annual meetings of stockholders and to fill vacancies on the Board;
 • Making recommendations to the Board regarding the sizes of the Board and committees as well as committee assignments;
 • Planning for director succession based on Board or committee needs;
 • Reviewing and assessing compliance with SEC, Nasdaq, and other corporate governance requirements;

✔
All members of the Nominating and Governance Committee are independent in accordance with SEC and Nasdaq rules.

MEETINGS IN 2022
9*

*Includes meetings of its predecessor, the Compensation, Nominating and Governance Committee

 • Reviewing third-party assessments of the Company’s governance practices and reports regarding management’s relationships with key external stakeholders, including our stockholders, and issues raised by them;
 • Evaluating and making recommendations to the Board for the compensation of non-employee directors;
 • Reviewing and assessing the Company’s stock ownership guidelines for non-employee directors;
 • Reviewing the Company’s ESG strategy, including policies and programs related to environmental sustainability, climate change, DEI, community investment and involvement, Community Reinvestment Act activities, corporate philanthropy, employee giving, and data privacy and security, and recent updates on significant ESG initiatives; and
 • Engaging with management’s ESG Executive Committee regarding strategic ESG priorities and receiving ESG-related reports.

Risk Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• John M. Eggemeyer, III (Chair) • Paul R. Burke • Craig A. Carlson • Stephanie B. Mudick • Paul W. Taylor • Matthew P. Wagner MEETINGS IN 2022 4
 • Overseeing management’s implementation of a risk management framework, including the development and implementation of effective policies, processes and procedures designed to ensure that risks are properly controlled, quantified and within the Company’s risk appetite and associated risk tolerances;
 • Reviewing and recommending to the Board for approval at least annually the Company’s Risk Appetite Statement;
 • Reviewing and approving on a quarterly basis the Company’s Risk Dashboard;
 • Receiving reports from management, including the Chief Risk Officer, the Chief Credit Officer, and the CFO, and other Board committees, regarding matters relating to risk management and/or the Company’s risk and compliance organization;
 • Overseeing the Company’s credit review and credit management/administration functions;
 • Reviewing reports regarding compliance matters, including the Bank Secrecy Act; and
 • Reviewing reports regarding the Company’s information-technology and operations risks as well as cyber/information security.

PACWEST BANCORP 2023 PROXY STATEMENT N-35

CEO Succession Committee
MEMBERS	KEY OVERSIGHT RESPONSIBILITIES
• John M. Eggemeyer, III (Chair) • Paul R. Burke • Craig A. Carlson • Susan E. Lester • Paul W. Taylor MEETINGS IN 2022 5
 • Identifying CEO candidates and recommending a new CEO for the full Board’s approval;
 • Providing the Board with updates regarding the CEO succession planning and transition process and potential candidates; and
 • Utilizing a third-party advisor with expertise in financial services executive recruitment to assess CEO candidates.

In 2021, the Board formed the CEO Succession Committee, a special committee comprised of independent directors to lead the Board’s efforts to identify and recommend a new CEO for the full Board’s approval. The names of the current members (chair specifically noted) and highlights of some of the key oversight responsibilities of the CEO Succession Committee are set forth below. The CEO Succession Committee ultimately recommended Mr. Taylor, a member of the committee, to the Board for approval as the CEO successor to Mr. Wagner. Once Mr. Taylor became a potential candidate, Mr. Taylor recused himself from the committee’s meetings. The CEO Succession Committee last met in August 2022, at which time the Compensation Committee took over full oversight of the CEO succession and transition planning.
Director matters
Meeting attendance
During 2022, the Board met seven times. In 2022, each director attended at least 75% of the meetings of the Board and the committees on which he or she served, with an average attendance of over 99%.
Directors are encouraged, but not required, to attend the Annual Meeting of Stockholders. All of the directors then-serving attended the 2022 Annual Meeting of Stockholders.
Compensation committee interlocks and insider participation
From January 1, 2022 through August 10, 2022, the CNG Committee was comprised of Ms. Acker and Messrs. Burke, Hosler, Molvar, and Robert A. Stine (who resigned from the Board effective December 31, 2022). On August 10, 2022, the Board split the CNG Committee into two separate committees: (i) the Compensation Committee, and (ii) the Governance Committee. On that date, the Board appointed Mr. Molvar as Compensation Committee Chair and Mses. Acker, Jessen, and Mudick as members of the Compensation Committee. None of the members of the CNG Committee or the Compensation Committee is or ever was an officer or employee of the Company. No executive officer of the Company is, or was during 2022, a member of the board of directors or compensation committee (or other board committee performing equivalent functions) of another entity that has, or had during 2022, an executive officer serving as a member of our Board or the CNG or Compensation Committee. For a discussion of related party transactions, see “Corporate governance matters - certain relationships and related party transactions.”
Outside directorships
The Company values the experience directors bring from other boards on which they serve, but we encourage all directors to carefully consider the number of other boards of directors on which they serve, taking into account the time required for board attendance, conflicts of interests, participation, and effectiveness on these boards. Pursuant to our Corporate Governance Guidelines, directors are required to advise the Chair of the Governance Committee and the CEO before accepting membership on other boards of directors or other significant commitments involving affiliations with other businesses or governmental units.
N-36 PACWEST BANCORP 2023 PROXY STATEMENT

ESG matters
ESG governance structure
The Board has established an ESG governance framework and is committed to advancing the Company’s ESG efforts in a strategic manner. The Governance Committee receives quarterly ESG reports. An overview of our ESG governance structure and the duties and responsibilities of each committee and working group are outlined below.

PACWEST BANCORP 2023 PROXY STATEMENT N-37

ESG materiality assessment
We strive to advance our ESG initiatives through a clear understanding of the societal, regulatory, and environmental expectations of our industry. We do this by engaging with our stockholders, employees, and other external stakeholders to understand their ESG priorities. In 2022, we conducted a materiality assessment to further inform our prioritization of ESG focus areas. As a result, we are prioritizing the following ESG focus areas:

2022 environmental updates
Environmental stewardship drives our efforts to implement solutions that reduce our environmental impact while protecting our stakeholders. We continually examine ways to reduce waste, promote recycling and conserve energy. Building upon these efforts, we have increased our focus on climate risk management over the past year. The results of our materiality assessment, coupled with proposed regulatory guidance on climate risk, have highlighted the need to develop GHG emissions reporting and a climate risk strategic plan.
In 2022, we enhanced our understanding of climate-related financial risk factors, while taking into consideration our physical footprint, our customer portfolio, and recommended guidance put forth by the Task Force on Climate-Related Financial Disclosures (“TCFD”). We are taking steps towards developing a comprehensive climate risk strategy that will include climate risk controls (defensive measures) and climate sustainability initiatives (offensive measures). We have engaged a third-party energy consultant to assist us in measuring and reporting our Scope 1 (direct emissions) and Scope 2 (indirect emissions from purchased energy) emissions footprint leveraging the Greenhouse Gas Protocol. Additionally, we completed a climate readiness gap assessment and climate risk management roadmap detailing mitigation and planning efforts aligned to the TCFD standards and the SEC’s proposed climate risk rules. This analysis will inform our strategic priorities moving forward. More information on these efforts can be found in our forthcoming 2022 Environmental Social Governance Report.
N-38 PACWEST BANCORP 2023 PROXY STATEMENT

2022 community investment highlights
Below are selected highlights of our community investment efforts in 2022. For more details regarding our commitment to ESG initiatives, you are encouraged to read our 2021 Environmental Social Governance Report, which is available at www.pacwest.com, and our forthcoming 2022 Environmental Social Governance Report, which you will be able to find in the same location when it is published in April 2023.

Human capital management
Our employees are our most important assets. To facilitate talent development and retention, we strive to provide opportunities for our employees to grow, learn, and advance in their careers, supported by strong compensation, benefits, and health and wellness programs. We are committed to advancing DEI throughout all levels of the Company and to providing a safe working environment. We endeavor to provide our employees with fulfilling careers and financial security.

Diversity, Equity & Inclusion

- Committed to **cultivating a diverse, equitable, and inclusive workplace** where all differences are valued, appreciated and leveraged and in which all employees are fully engaged and have the opportunity to develop and succeed
- Led by our **Senior Vice President of Diversity, Equity and Inclusion,** supported by an executive-led **DEI Steering Committee** and an employee-led **DEI Advisory Council**
- Drive **employee engagement, inclusion and belonging** through DEI Advisory Council and DEI Employee Resource Groups programs and initiatives
- Conducted our inaugural **Inclusion and Engagement Survey** in 2022
- **Diversity** is a consideration in our **director recruitment**
- Added a **female director in 2022**

Learning & Development

- A **new career development workshop series** was delivered across the organization in **direct response to employee feedback** provided from our 2022 Inclusion and Engagement Survey
- Ongoing efforts to **better define career paths and development resources** to **support excellence** across our branch organization
- **Leadership Essentials, a leadership program** for managers at all levels, has been delivered across the organization to **improve the coaching and development of our people** and to continue to **build an inclusion culture**
- **LEAD**, our premier senior leadership development program, continues to be delivered by our executive officers to our future senior leaders to support the execution of our strategic priorities
- Our work implementing LinkedIn Learning was recognized as **best in class by LinkedIn Learning**

Employee Benefits

- Increased our **minimum wage rate from $18/hour to $20/hour** in 2022
- Offering **new child care and enhanced family support benefit** to support working parents with their child and elder care needs
- Offering **new identity theft protection benefit** designed to help employees protect themselves and their families against today's digital threats
- Comprehensive benefits program including paid parental leave, **enhanced mental health offerings,** employee assistance programs, subsidized commuter reimbursement, and legal benefits
- **Immediate vesting** and enhanced **employer match of 50% of employee 401(k) contributions up to the first 8% of eligible earnings**

PACWEST BANCORP 2023 PROXY STATEMENT N-39

Gender and racial diversity at a glance
We are proud of the diverse workforce we have at the Company, as detailed in the graphics below.

*	As of December 31, 2022
For more information regarding our employee programs, see “Human Capital Management” in Part 1, Item 1 of the Company’s 2022 Annual Report.
Additional corporate governance matters
We are committed to maintaining strong corporate governance practices, and the Board regularly reviews its corporate governance procedures to ensure compliance with laws, rules and regulations. The Company’s website at www.pacwestbancorp.com includes important information regarding the Board, Board committee charters, corporate governance policies, certain of our SEC filings, and press releases. Examples of our corporate governance practices are set forth in “Our directors” and “Corporate governance matters,” and certain of our corporate governance policies are highlighted below.
Corporate governance guidelines
The Board has developed and adopted a set of corporate governance principles to promote the functioning of the Board and its committees and to establish a common set of expectations as to how the Board should perform its functions. The Corporate Governance Guidelines address director qualification standards and independence requirements, Board structure, director resignation, management succession planning, and expectations of directors. The Governance Committee reviews the Corporate Governance Guidelines at least annually and recommends changes to the Board in accordance with best practices in corporate governance and applicable laws and regulations. The Corporate Governance Guidelines are available on the Company’s website at www.pacwestbancorp.com, under “Corporate Overview - Corporate Governance.”
Code of business conduct and ethics
The Board has adopted a Code of Business Conduct and Ethics that is applicable to all employees and directors, including the Company’s President and CEO, CFO, Chief Accounting Officer, and other senior officers. Our Code of Business Conduct and Ethics sets forth specific standards of conduct that we expect all of our employees and directors to follow so that the Company and the Bank conduct their business in accordance with the highest ethical standards of the financial industry and comply with all laws regulating the conduct of the Company, the Bank and their employees. In addition, we have an executive-level management committee for conduct and ethics and maintain an ethics hotline for employees to use on an anonymous basis. The Code of Business Conduct and Ethics is available on the PacWest website at www.pacwestbancorp.com, under “Corporate Overview - Corporate Governance.”
Certain relationships and related party transactions
Our Board has adopted a written Related Party Transaction Policy requiring the review and approval by the Audit Committee of transactions with related parties (i.e., our directors, director nominees, executive officers, or immediate family members thereof; entities for which any such individual is an executive officer or general partner; 5% stockholders; and other entities either in which any of the foregoing parties, directly or indirectly, possesses a 10% or greater equity or voting interest or that is otherwise controlled by any of the foregoing parties). Any member of the Audit Committee who has an interest in a transaction under review must abstain from voting on the approval of the transaction.
N-40 PACWEST BANCORP 2023 PROXY STATEMENT

2022 related party transactions
In the normal course of business, the Company purchases equity securities, corporate securities, and mortgage loans for investment purposes. In February 2022, the Company purchased $133.1 million in unpaid principal balances of single-family residential mortgage loans from a privately-owned, non-affiliated bank holding company. In addition, the Company entered into a subservicing agreement with the bank holding company pursuant to which it would service the purchased loans on an ongoing basis and the Company could outsource servicing of loans purchased from third parties to it. In 2022, we paid the bank holding company $10,175 in servicing fees. Our Lead Director, Mr. Eggemeyer, is a member of the board of directors of the non-affiliated bank holding company and is the Managing Member of funds that own greater than 10% of the equity of the bank holding company. These transactions were all undertaken without any involvement from Mr. Eggemeyer with respect to negotiating the terms of the relevant securities, mortgage loans, or subservicing agreement, which terms were determined on an arms’ length basis. These transactions were approved by the Audit Committee in accordance with our policy.
We currently have no outstanding loans to insiders, but we have a comprehensive system for monitoring and reporting loans to insiders.
Director compensation
The Governance Committee annually reviews non-employee director compensation and makes recommendations to the Board. Our independent directors approve our non-employee director compensation.
We use a combination of cash and equity to attract and retain qualified non-employee directors. Compensation of our non-employee directors reflects our belief that a significant portion of non-employee directors’ compensation should be tied to long-term growth in stockholder value. The annual equity awards are delivered in the form of fully-vested common stock and are subject to the directors’ respective elections at the annual meetings of stockholders. Our President and CEO and our Executive Chairman, our only employee directors, are not, and will not be, separately compensated for service as members of the Board.
On March 20, 2023, the Governance Committee recommended, and the Board approved, a change in the mix of non-employee director compensation. The Board approved increasing the ratio of equity compensation to cash Board retainer to 60%/40%, in order to more closely align the non-employee directors’ interests with stockholders’ interests, facilitate newer directors’ compliance with the stock ownership guidelines, and reflect market practices. In addition, the Board will allow non-employee directors to elect to take their full Board and Chair supplemental retainers in the form of equity awards in lieu of cash payments, commencing with awards and payments in May 2023.
Elements of director compensation
The annual retainers for non-employee directors’ service on the Board and Board committees during 2022 were as follows:
	January 1 - August 9, 2022	August 10 - December 31, 2022
Board Retainer	$86,000	$86,000
Chair Supplemental Retainers	$86,000 - Board
	$40,000 - ALM Committee	$86,000 - Board
	$80,000 - Audit Committee	$80,000 - Audit Committee
	$80,000 - CNG Committee	$40,000 - Finance Committee
	$40,000 - Risk Committee	$80,000 - Compensation Committee(1)
$40,000 - Governance Committee(1)
$40,000 - Risk Committee
Equity Awards	$75,000 in shares for directors except the Chairman	$75,000 in shares for directors except the Chairman
	$114,000 in shares for the Chairman	$114,000 in shares for the Chairman
Other	The Chairman may use the corporate aircraft for up to 30 hours of personal use.	The Chairman may use the corporate aircraft for up to 30 hours of personal use.
(1)
On August 10, 2022, in conjunction with the restructuring of the former Asset/Liability Management Committee as the Finance Committee, and splitting the former CNG Committee into the Compensation Committee and Governance Committee, the Board also approved a new schedule of chair supplemental retainers payable to the chairs of the Board committees.

PACWEST BANCORP 2023 PROXY STATEMENT N-41

Director compensation table
The table below details all compensation paid to Company non-employee directors who served during 2022:
Name	Fees Earned or Paid in Cash ($)	Stock Awards(1) ($)	All Other Compensation ($)	Total ($)
Tanya M. Acker	86,000	74,987	—	160,987
Paul R. Burke	126,000	74,987	—	200,987
Craig A. Carlson	116,000	74,987	—	190,987
John M. Eggemeyer, III	182,000	113,975	140,615(2)	436,590
C. William Hosler	96,000	74,987	—	170,987
Polly B. Jessen	86,000	74,987	—	160,987
Susan E. Lester	166,000	74,987	—	240,987
Roger H. Molvar	106,000	74,987	—	180,987
Stephanie B. Mudick(3)	43,000	56,229	—	99,229
Daniel B. Platt(4)	43,000	—	—	43,000
Robert A. Stine(5)	139,000	74,972	—	213,972
Paul W. Taylor(6)	43,000	74,987	—	117,987
(1)
Amounts reported represent the aggregate grant date fair value of shares of common stock awarded to the directors in 2022. Grant date fair value is calculated in accordance with FASB ASC Topic 718. The grant date fair value equals the market value of the stock on the date of grant. For further information, see Note 20. Stock-Based Compensation, to the Company’s audited consolidated financial statements for the year ended December 31, 2022 included in the Company’s 2022 Annual Report.

(2)
Represents life insurance premiums paid by the Company and $136,114 in personal use of chartered and corporate aircraft and accompaniment of personal guests on business trips using chartered and corporate aircraft as the then-Chairman of the Board. The dollar amount of personal use of chartered aircraft is the actual cost incurred. The dollar amount of personal use of corporate aircraft is calculated based on the number of personal flight hours multiplied by a standard cost per hour representing the incremental variable costs as determined by an independent reference source. The dollar amount of accompaniment of personal guests on chartered and corporate aircraft is calculated using the standard industry fare level, or SIFL, method.

(3)
Ms. Mudick joined the Board on August 1, 2022. Ms. Mudick received a pro rata board retainer based upon commencing service in 2022, and received a pro rata equity award for her service until the Annual Meeting.

(4)	Mr. Platt did not stand for re-election to the Board at the 2022 Annual Meeting of Stockholders.
(5)	Mr. Stine resigned from the Board on December 31, 2022.
(6)	Mr. Taylor became President of the Company on July 1, 2022, and discontinued receiving director compensation as of this date.
Stock ownership guidelines for directors
In an effort to ensure that the interests of our non-employee directors are aligned with our stockholders, the Company established in its Stock Ownership and Clawback Policy, a non-employee director stock ownership guideline that expects non-employee directors to own shares having a value equal to five times their annual cash retainer. Our stock ownership guideline covers both shares of our common stock and our depositary shares, each depositary share representing a 1/40th interest in a share of the Company’s 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A. Non-employee directors are expected to meet this guideline within five years of becoming subject to the guidelines. As of the Record Date, each of the non-employee director nominees meets the stock ownership guideline or is expected to meet the guideline within five years of election or appointment. We believe that the Stock Ownership and Clawback Policy ensures appropriate levels of Company stock ownership by our non-employee directors and aligns their interests with our stockholders. Executive officers, including those serving as directors, are subject to stock ownership guidelines as described in “Compensation discussion and analysis - Other executive compensation practices, policies, and guidelines -stock ownership guidelines.”
N-42 PACWEST BANCORP 2023 PROXY STATEMENT

Executive officers
Current executive officers of the Company and their age, current position and business experience during at least the past five years are as follows:
Name	Age	Current position and business experience
William J. Black, Jr. Executive Vice President, Strategy and Corporate Development	47
Mr. Black has been Executive Vice President, Strategy and Corporate Development since 2020. From 2008 until 2020, he was the founder and managing partner and portfolio manager at Consector Capital LP, a financial services hedge fund.

Christopher D. Blake Executive Vice President, President and Chief Executive Officer of Community Banking Group	63
Mr. Blake has been Executive Vice President, President and Chief Executive Officer of Community Banking Group since 2018. He served as Executive Vice President, Human Resources of the Company from 2014 to 2018. He has served on the board of directors for California Domestic Water Company, a wholesale water distribution company, since 2016, and its wholly-owned subsidiary Cadway, Inc.

Rebecca H. Cordes Executive Vice President, Human Resources	67
Ms. Cordes has been Executive Vice President, Human Resources since 2018. She held various positions at First Western Financial, Inc., including executive vice president from 2008 to 2018, director of support services from 2010 to 2018, and director of human resources from 2008 to 2017, and served as senior operations officer for First Western Capital Management, a registered investment advisory firm, in 2018.

Bryan M. Corsini Executive Vice President, Chief Credit Officer	61	Mr. Corsini has been Executive Vice President and Chief Credit Officer of the Company and Executive Vice President of the Bank since 2014. He served as a director of the Bank from 2016 to 2019.
Stanley R. Ivie Executive Vice President, Chief Risk Officer	63
Mr. Ivie has been Executive Vice President, Chief Risk Officer since 2016. He has served on the boards of directors of the California Bankers Association and the Pacific Bankers Management Institute for Pacific Coast Banking School since 2017, and is the chair-elect of the California Bankers Association. He served as the regional director for the Federal Deposit Insurance Corporation’s San Francisco Region from 2007 to 2016.

Angela M.W. Kelley Executive Vice President, General Counsel and Corporate Secretary	41
Ms. Kelley has been Executive Vice President, General Counsel and Corporate Secretary since 2021. She was executive vice president, general counsel, and corporate secretary of NBT Bancorp Inc. from 2019 to 2021. Previously, she served various positions at Heartland Financial USA, Inc., including senior vice president and deputy general counsel from 2015 to 2019, and corporate secretary from 2018 to 2019.

Monica L. Sparks Executive Vice President, Chief Accounting Officer	43
Ms. Sparks has been Executive Vice President, Chief Accounting Officer since 2020. She was senior vice president, chief accounting officer of American Business Bank from 2018 to 2020. She was senior vice president, chief accounting officer of Hope Bancorp from 2017 to 2018. She was senior vice president, controller of California United Bank from 2014 to 2017. Prior to 2014, she held various senior accounting roles with KPMG LLP for 12 years. She is a certified public accountant in California and member of the American Institute of Certified Public Accountants.

Paul W. Taylor President and Chief Executive Officer	62
Mr. Taylor has been President and Chief Executive Officer since 2023 and was President in 2022. He has been a director since 2021. He previously served as chief executive officer, president and a director of Opus Bank from 2019 until it was acquired in 2020. He was chief executive officer, president and a director of Guaranty Bancorp, and chief executive officer and chairman of the board of directors of Guaranty Bank and Trust Company, a banking subsidiary of Guaranty Bancorp, from 2011 through 2018. Previously, he held various positions, including executive vice president, chief financial and operating officer and secretary of Guaranty Bancorp.

PACWEST BANCORP 2023 PROXY STATEMENT N-43

Name	Age	Current position and business experience
Kevin L. Thompson Executive Vice President, Chief Financial Officer	49
Mr. Thompson has been Executive Vice President, Chief Financial Officer since 2022. He previously served as executive vice president and chief financial officer of First Foundation Inc. and First Foundation Bank from 2020 to 2022, and also served as interim president in 2022. He served as executive vice president, chief financial officer and treasurer of Opus Bank from 2017 to 2020, executive vice president and chief financial officer of Midland States Bancorp from 2016 to 2017, senior vice president, corporate finance of Zions Bancorporation from 2014 to 2016, and chief financial officer and treasurer of American Express Centurion Bank from 2010 to 2014. He is a certified public accountant.

Matthew P. Wagner Executive Chairman	66	Mr. Wagner has been Executive Chairman since 2023. He was President and Chief Executive Officer from 2000 to 2022 and has been a director since 2000.
Mark T. Yung Executive Vice President, Chief Operating Officer	49
Mr. Yung has been Executive Vice President, Chief Operating Officer since 2019. He was a director of the Company from 2017 to 2021. He has served as executive chairman of the board of directors of Environmental Solutions Worldwide, Inc., a clean technology company, since 2010. He served as chairman of the board of directors and chief executive officer of Presbia PLC, an ophthalmic device company, from 2017 to 2019 and continued to serve as a director until 2020. He was co-founder and managing principal of OCV Management, LLC, an investor, owner and operator of technology and life science companies, from 2016 to 2019, and served as vice president and secretary of several such companies as part of his role with OCV. He served as managing director of Orchard Capital Corp., a venture capital and private equity firm, from 2006 to 2016.

N-44 PACWEST BANCORP 2023 PROXY STATEMENT

PROPOSAL 2
Advisory vote on executive compensation

Pursuant to Section 14A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), we are seeking to approve, on a non-binding advisory basis, the compensation of the Company’s Named Executive Officers (“NEOs”).

This proposal gives you as a stockholder the opportunity to approve our NEO compensation program through the following resolution:

“RESOLVED, that the compensation paid to the Company’s Named Executive Officers, as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, compensation tables and narrative discussion, is hereby approved.”

As an advisory vote, this proposal is not binding upon the Board or the Company. The Compensation Committee, however, values the opinions expressed by stockholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for executive officers. The Board believes that the compensation of the Company’s NEOs is appropriate and should be approved on an advisory basis by the Company’s stockholders as more particularly outlined in “Compensation discussion and analysis.”

The Board unanimously recommends a vote FOR approval, on a non-binding advisory basis, of the compensation paid to the Company’s Named Executive Officers.
PACWEST BANCORP 2023 PROXY STATEMENT N-45

Letter from the Compensation Committee
Dear fellow stockholders,
In the past 10 months, in response to both the 2022 say on pay vote and the Company’s senior leadership transitions, the Board of Directors has embarked on a critical review process that resulted in the restructuring of the former Compensation, Nominating and Governance Committee and the establishment of a stand-alone Compensation and Human Capital Committee (the “Committee”).
The newly-constituted Committee is led by Roger H. Molvar as the Committee Chair and reflects significantly refreshed Committee membership in an effort to bring critical new perspectives as we work to align our executive compensation and talent management programs with the best market practices in support of our long-term stockholder value.
As members of the Committee, along with other independent members of the Board, we have also undertaken an expanded stockholder outreach effort to understand your perspectives on our executive compensation program and specific concerns behind the 2022 say-on-pay vote.
We would like to thank all of you who met with us to share your viewpoints that informed many Committee and Board meetings throughout the second half of 2022 and early 2023. We worked closely with the Committee’s independent compensation consultant and held three special meetings between October 2022 and January 2023 to enhance the design of our 2023 executive compensation program with special focus on rigor, alignment with our strategic priorities, and the investment experience of our stockholders.
In particular, we have been focused on the rigor of our short-term and long-term incentives. Examples of this include the Committee declining to increase the ROATCE payout factor in the 2022 annual incentive despite past practice of doing so when the Company’s performance triggered applicability of the payout factor adjustment, and the earning of performance-based restricted stock units (“PRSUs”) for the 2020-2022 performance period at 20% of target. Additionally, we have made a number of changes to the 2023 executive compensation program, including a reduction of the target annual incentive opportunity for the CEO, the introduction of new performance metrics, a higher ratio of PRSUs in long-term incentive grants, which were increased to 60% from 50% previously, and higher performance level required to receive a target payout for PRSUs, which increased to the 60th percentile from median of KRX Bank Index peers.
While differing views on various aspects of our executive compensation program were provided, most of you raised concerns about Mr. Wagner’s retention package issued in 2021. The Committee believes that the circumstances of Mr. Wagner’s retention package were unique and extraordinary; however, in response to our stockholder perspectives, the Committee affirms that it believes special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent or to support the Company’s critical strategic priorities. The Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future.
We encourage you to review the following Compensation Discussion and Analysis section, which provides additional details about our responsiveness actions, the considerations that went into approving payouts for fiscal 2022, and the changes we made for 2023.
We appreciate the trust each of you have placed in PacWest and your continued investment. We look forward to continuing this dialogue and welcome any questions or concerns that you would like to share with us before making your voting decision this year.
Sincerely,
COMPENSATION AND HUMAN CAPITAL COMMITTEE
Roger H. Molvar, Chair
Tanya M. Acker
Polly B. Jessen
Stephanie B. Mudick
N-46 PACWEST BANCORP 2023 PROXY STATEMENT

Compensation discussion and analysis
In this Compensation discussion and analysis (“CD&A”), we discuss the outcomes from our 2022 executive compensation program for our Named Executive Officers and preview our 2023 executive compensation program. The Compensation Committee has designed our executive compensation program to (i) align executive officers’ interests with the interests of our stockholders, (ii) pay for performance, (iii) attract and retain executive officers, and (iv) mitigate undue risk. In designing our executive compensation program, the Compensation Committee is mindful of the perspectives our key stakeholders, and, most importantly, our stockholders, have with respect to executive compensation and has sought to be responsive to their expressed concerns.
Leadership transitions among Named Executive Officers
In 2022 and into 2023, we implemented CEO and CFO succession changes. Mr. Wagner was our CEO until December 31, 2022, and became Executive Chairman of the Board on January 1, 2023 for a one-year term. Mr. Taylor joined the Company as President on July 1, 2022, and became our President and CEO on January 1, 2023. Mr. Olson served as Chief Financial Officer until November 27, 2022, and Mr. Thompson became our Chief Financial Officer on November 28, 2022.
During 2022 and subsequent to year-end, the Named Executive Officers or “NEOs” held the below positions. For purposes of the executive compensation tables, we list the positions that the NEOs held as of December 31, 2022.
Named Executive Officer	Position(s)	Date Positions Held (2022- present)
Continuing Executive Officers
Matthew P. Wagner	Executive Chairman of the Board CEO President and CEO	January 1, 2023 - present July 1, 2022 - December 31, 2022 January 1, 2022 - June 30, 2022
Kevin L. Thompson	Executive Vice President, CFO	November 28, 2022 - present
William J. Black, Jr.	Executive Vice President, Strategy and Corporate Development	January 1, 2022 - present
Paul W. Taylor	President and CEO President	January 1, 2023 - present July 1, 2022 - December 31, 2022
Mark T. Yung	Executive Vice President, Chief Operating Officer	January 1, 2022 - present
Former Executive Officer
Bart R. Olson	Executive Vice President, CFO	January 1, 2022 - November 27, 2022
PACWEST BANCORP 2023 PROXY STATEMENT N-47

Executive compensation snapshot

2022 Named Executive Officers

Matthew P. Wagner
Chief Executive Officer

Paul W. Taylor
President

Kevin L. Thompson
Executive Vice President, Chief Financial Officer

Mark T. Yung
Executive Vice President, Chief Operating Officer

2022 Executive Compensation Overview

- **Stockholder Outreach:** Continued and enhanced stockholder outreach program, reaching out to stockholders representing 65%, and engaging with 46%, of our outstanding shares of common stock, and implemented significant changes based on feedback
- **2022 Annual Incentive Cash Payments:** Strong performance on our ROTCE, Net Charge-Off Ratio, and Loan Growth warranted incentive cash payouts to our NEOs
- **Long-Term Incentives:**
  - 50% time-based restricted stock awards
  - 50% performance-based restricted stock units with achievement tied to Company performance relative to peers

2022 Financial Highlights

Net Earnings Available to Common Stockholders
$404.3M

Diluted Earnings Per Share
$3.37

Return on Average Tangible Common Equity[1]
21.04%

Net Charge-Offs to Average Loans and Leases
0.02%

Total Deposits
$33.9B

Efficiency Ratio
51.0%

2022 Executive Compensation Program Design → 2023 Executive Compensation Program Design

Executive Incentive Plan

2022 Executive Compensation Program Design	2023 Executive Compensation Program Design
200% target opportunity for CEO	**150% target opportunity for CEO**
Positive discretion for the ROATCE performance metric	**No positive discretion on any performance metric**
Performance metrics • ROATCE • Efficiency ratio • Net charge-off ratio • Average loans	**Performance metrics** • CET1 capital ratio • Return on average assets • Core deposit growth • Efficiency ratio • Nonperforming assets ratio

Long-Term Incentives

2022 Executive Compensation Program Design	2023 Executive Compensation Program Design
50% performance-based / 50% time-based	**60% performance-based / 40% time-based**
Target (100%) PRSU payout for performance at the 50th percentile of peers	**Target (100%) payout for performance at the 60th percentile of peers**
No cap on payout for negative TSR performance for TSR PRSUs	**Cap of 100% payout if cumulative TSR is negative over the performance period for TSR PRSUs**

(1)	For more information regarding the calculation of non-GAAP financial measures included in this section, please refer to “Calculation of non-GAAP financial measures” in Appendix A.
N-48 PACWEST BANCORP 2023 PROXY STATEMENT

Stockholder outreach and our response to the 2022 say on pay vote
The advisory vote on executive compensation received only 20% support at our 2022 Annual Meeting of Stockholders. Although this vote is advisory and non-binding, the Compensation Committee, and its predecessor, the CNG Committee, and our entire Board considered it important to understand the reasons for this outcome and solicited feedback from our stockholders during the lead-up to and following our 2022 Annual Meeting of Stockholders. We contacted 34 stockholders representing 65% of our outstanding shares of common stock and engaged with 11 stockholders representing 46% of our outstanding shares of common stock to obtain specific feedback regarding the Company, our executive compensation, and our financial and operating performance. Our then Chairman of the Board and/or our Compensation Committee Chair participated in nine meetings with stockholders representing 45% of our outstanding common shares and were accompanied by our former CFO and our Corporate Secretary. During these discussions, we received stockholder feedback regarding our executive compensation program, board diversity and refreshment, board responsiveness, governance, ESG, and CEO transition and succession planning. Our Board is committed to continuing our engagement with stockholders and such engagement will be a priority for us throughout 2023.
A full summary of the areas of feedback we received and how we responded is provided in “Corporate governance matters-Stockholder outreach and engagement”, and a description of the feedback specifically addressing executive compensation and our responses is summarized below.
What We Heard	What We Did
Concern with Mr. Wagner’s 2021 retention package
• The newly-constituted Compensation Committee affirms its belief that special awards should be used only in rare circumstances and commits that it will not make additional special one-time awards absent compelling circumstances, when essential, and where our compensation objectives cannot be achieved through the annual compensation program, in order to attract, promote, or retain key talent to drive business results or to support the Company’s critical strategic priorities. The Compensation Committee further undertakes that it will consult with its independent compensation consultant in the event that any special award is contemplated in the future

• Following his 2021 retention package, Mr. Wagner has not, and will not, receive any additional stock compensation as an executive officer

Misalignment between pay and performance, and enhancement of performance target rigor
• To instill greater oversight over executive compensation and human capital management, the Board appointed a new Chair of the newly-constituted Compensation and Human Capital Committee and refreshed the committee with 50% new members

• 2022 payouts reflect a focus on rigor and aligning pay and performance:

  • Company performance on the ROATCE performance metric in the 2022 EIP triggered the applicability of a payout factor adjustment providing for positive enhancement. However, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice, in light of stockholder concerns regarding rigor of performance targets and the Company’s negative TSR performance during 2022

  • The PRSUs earned for the 2020-2022 performance period equaled
20% of target

• The Compensation Committee made a number of changes to the 2023 executive compensation program to better align pay and performance and enhance the rigor of our incentive programs:

2023 Executive Incentive Plan - Annual Incentive

    • Reduced the target EIP opportunity for the role of CEO from 200% to 150% of base salary

    • Aligned EIP performance metrics with the Company’s 2023 publicly-disclosed strategic priorities:

      • Capital (35% weighting)

      • Profitability (25% weighting)

      • Core deposit growth (15% weighting)

      • Efficiency ratio (15% weighting)

      • Asset quality (10% weighting)

PACWEST BANCORP 2023 PROXY STATEMENT N-49

What We Heard	What We Did

• All EIP annual incentive targets are stretch goals compared to the internal business plan and all targets were set above 2022 actual results other than the nonperforming assets ratio, which was an excellent 38 basis points in 2022

    • Eliminated the Compensation Committee’s ability to provide positive discretion or a positive enhancement on any EIP profitability metric, making all performance metrics formulaic

  2023 Long-Term Incentive Program

    • Increased the percentage of PRSUs from 50% to 60%

    • Increased the performance level required to receive a target (100%) payout for PRSUs from the median of KRX Bank Index peers to the 60th percentile

    • Capped relative TSR metric at 100% payout if cumulative TSR is negative over the performance period

Insight into the compensation-setting process and how performance targets are determined
• The Compensation Committee, in conjunction with its independent compensation consultant, held five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program

• The Compensation Committee made a number of changes to the 2023 executive compensation program, as described above, focusing on closer alignment of pay with performance and our strategic priorities, and enhancing rigor, while balancing retention and motivation concerns

• We enhanced disclosure in this Proxy Statement related to the compensation-setting process and the Compensation Committee’s considerations related to the incentive program changes

N-50 PACWEST BANCORP 2023 PROXY STATEMENT

Executive compensation philosophy and objectives
Beyond the unique considerations employed in determining appropriate compensation in light of our CEO succession planning and transition, the Company’s general philosophy and objectives underlying our executive compensation program are to:
•	employ the best leaders in our industry to ensure we execute on our business goals;
•	drive short- and long-term profitability of the Company; and
•	create long-term stockholder value.
The Compensation Committee, as successor to the CNG Committee, has established four key principles that provide the framework for our executive compensation program:
Align with stockholder interests
Our executive officers’ interests should be aligned with the interests of our stockholders.
• Key components of executive compensation are earned only if certain financial objectives, which the Board and the Compensation Committee have identified as value-enhancing, are achieved.

• Our executive stock ownership guidelines require our executive officers to accumulate and maintain a meaningful position in shares of our common stock to strengthen the alignment of their interests with those of long-term stockholders.

Pay for performance
Executive pay should be linked to achieving our short-term and long-term business goals.
• We provide incentive-based compensation in the forms of annual cash and long-term, equity-based awards.

• The Compensation Committee annually establishes specific performance metrics that are linked to short- and long-term incentive compensation outcomes and performance relative to peers.

• Both short-term and long-term performance goals are focused on key financial metrics.

Attract and retain executive officers
Our executive compensation program should attract and retain executive officers who are capable and motivated to help us continue to grow and prudently manage our business.
• The Compensation Committee reviews executive compensation levels paid by members of our peer group based on available data, as well as benchmarking data from our compensation consultant, with the goals of retaining top executive talent in a highly competitive labor environment, paying total compensation at a level commensurate with our performance relative to our peer group, and rewarding our executive officers for achieving financial goals while maintaining discipline and prudence.

• Long-term incentive (“LTI”) compensation comprises a large portion of our executive compensation packages, and 50% of the 2022 LTI compensation, and 60% of the 2023 LTI compensation, are performance awards that do not vest for three years and only if certain performance goals are achieved.

Mitigate risk
Our executive compensation program should mitigate undue risk.
• We believe that our executive compensation program is designed to balance risk and financial results in a manner that does not encourage imprudent risk-taking. Key design features include our clawback policy, restrictions against hedging and pledging of our stock, and maximum payout caps on annual and long-term incentives.

PACWEST BANCORP 2023 PROXY STATEMENT N-51

Summary of our executive compensation practices
We believe the following compensation practices and policies promote accountability in our executive officers and strengthen the alignment of our executive officers’ and stockholders’ interests.
What we do	What we do not do
✔ Pay for performance ― heavy emphasis on variable and/or “at-risk” compensation

✔ Align our executive compensation philosophy and financial objectives

✔ Maintain an effective balance of short- and long-term incentives

✔ Have a Compensation Committee composed solely of independent directors

✔ Retain an independent compensation consultant to advise our Compensation Committee

✔ Maintain an anti-hedging and anti-pledging policy

✔ Require double-trigger for equity award acceleration in the event of a change in control

✔ Maintain clawback policy for executive officers’ incentive compensation

✔ Maintain stock ownership guidelines for executive officers

✔ Evaluate our peer group annually, based on industry and size

✘ Reward executive officers for taking excessive, inappropriate or unnecessary risks

✘ Other than the 2021 retention package with Mr. Wagner, enter into employment agreements or contracts with Company executive officers

✘ Provide Section 280G gross-up payments

✘ Provide uncapped short-term incentive bonuses

✘ Provide supplemental executive retirement plans

✘ Provide multi-year guaranteed salary increases or multi-year non-performance bonus arrangements

✘ Rely exclusively on total shareholder return as our only performance metric

Pay for performance and pay “at-risk”
We strive to ensure that there is long-term alignment between executive compensation and our performance.
We believe that a significant portion of our executive officers’ total compensation should be “at-risk,” meaning that its payment or vesting is based upon the occurrence of a future event or determined based upon the achievement of certain performance metrics. We also believe that a significant portion should be variable, meaning that the level of compensation or value of awards will be increased or decreased based on the achievement of certain performance metrics or the performance of our stock.
The total amount of compensation each executive officer could receive with respect to a fiscal year is variable based on our performance, which motivates our executive officers to achieve performance goals and create value for our stockholders. The annual incentive bonus is earned by our executive officers for the achievement of short-term performance goals. The amount paid is tied to the level of achieved performance, with higher payout levels reflecting superior performance. The long-term performance-based equity awards reward our executive officers for achieving long-term performance goals and increasing stockholder value.
As reflected in the charts below, 67% of our former CEO’s target total 2022 compensation was variable and/or “at-risk,” 76% of the average of our other NEOs’ target total 2022 compensation was variable and/or “at-risk,” and 81% of our CEO’s target total 2023 compensation is variable and/or “at-risk.” Our former CEO’s target total 2022 compensation reflects that he received no equity awards in 2022 in accordance with the terms of his 2021 retention package.

N-52 PACWEST BANCORP 2023 PROXY STATEMENT

Executive compensation decision-making process
The Compensation Committee is responsible for determining the compensation for our executive officers and recommending the compensation for our CEO, and the Board is responsible for determining our CEO’s compensation. For purposes of this CD&A, reference to a compensation action or decision by the Compensation Committee with respect to our executive officers means, in the case of Messrs. Taylor and Wagner, an action or decision by our Board, as recommended by the Compensation Committee.
Executive compensation decisions are made by our Compensation Committee, considering executive compensation design proposals from the Compensation Committee’s independent compensation consultant, information from executive management, and the compensation practices of our peer group.
In May 2021, the CNG Committee engaged F.W. Cook, an independent executive compensation consulting firm, as its compensation consultant. Based on the CNG Committee’s review and information provided by F.W. Cook regarding the provision of services, fees, policies and procedures, the presence of any conflicts of interest, ownership of Company stock, and other relevant factors, the CNG Committee concluded that engaging F.W. Cook in 2022 raised no conflict of interest concerns, and F.W. Cook was deemed to be independent for purposes of its services as an advisor to the CNG Committee.
The Compensation Committee, in consultation with its compensation consultant, held four regular meetings and five special meetings following the 2022 Annual Meeting of Stockholders to deliberate about executive compensation and how to better align pay and performance before approving the 2023 executive compensation program. The Compensation Committee relied on the guidance and recommendations of F.W. Cook, which provided a peer review of executive compensation practices at the May 2022 regular meeting of the CNG Committee and recommendations for the 2023 executive compensation program at the February 2023 regular meeting of the Compensation Committee and advised the Compensation Committee throughout the compensation-setting process.
The following graphic illustrates the roles of the Compensation Committee, independent compensation consultant, executive management team, and compensation peer group in our executive compensation program:

2022 peer group
In order to effectively attract, motivate, and retain our executive officers, the Compensation Committee, and previously its predecessor, the CNG Committee, periodically reviews market data relating to pay levels, pay mix, and pay practices. The Compensation Committee uses multiple reference points when establishing targeted pay levels. The Compensation Committee applies judgment and discretion in establishing targeted pay levels, taking into account not only market data, but also factors such as Company, group and individual performance, scope of responsibility, critical needs and skill sets, experience, leadership potential, and succession planning. In evaluating market data for our executive officers, the Compensation Committee benchmarks against our peer group, which consists of financial services companies with similar commercial banking business models and of similar size (i.e., total assets, market capitalization and revenue).
PACWEST BANCORP 2023 PROXY STATEMENT N-53

Based on F.W. Cook’s recommendations, the CNG Committee added F.N.B. Corporation and removed Sterling Bancorp. which was acquired by Webster Financial Corporation in 2022, as peer companies for benchmarking purposes for use in setting 2022 executive officer target compensation. The following 19 companies comprised our 2022 peer group:
Peer group
• Bank OZK • BankUnited, Inc. • BOK Financial Corporation • Commerce Bancshares, Inc. • Cullen/Frost Bankers, Inc. • East West Bancorp, Inc. • F.N.B. Corporation	• Hancock Whitney Corporation • Home BancShares, Inc. • Pinnacle Financial Partners, Inc. • Prosperity Bancshares, Inc. • Signature Bank • Simmons First National Corporation	• UMB Financial Corporation • Umpqua Holdings Corporation • Valley National Bancorp • Webster Financial Corporation • Western Alliance Bancorporation • Wintrust Financial Corporation
Elements of our executive compensation program
We analyze and adjust the various elements of our executive compensation program annually in an effort to ensure that each element is designed in a way that is consistent with the program principles described above. The purpose and key characteristics of each element of our 2022 executive compensation program are summarized below. Our former CEO’s targeted direct compensation reflects that he received no equity awards in 2022 in accordance with the terms of his 2021 retention package.

CEO Targeted Direct Compensation	Average Other NEOs Targeted Direct Compensation	Purposes & Key Features

Base Salary

33%

24%

- Provide a competitive fixed rate of pay to attract and retain high-caliber talent
- Based on the executive officer's role, experience, performance and other factors
- Base for determining annual and long-term incentives

Variable and/or At-Risk Pay

Annual Cash Incentive (EIC Plan)

67%

23%

- Motivate executive officers to achieve the Company's annual financial goals with respect to profitability, operating efficiency, asset quality and growth
- Cash award equal to a percentage of base salary, subject to maximum award amounts

Long-Term Incentives (Equity Awards)

0%

53%

- Motivate and reward executive officers for achieving the Company's strategic and long-term financial goals
- Align executive officers' interests with stockholders' interests
- Retain executive officers through vesting provisions
- Comprised of time-based restricted stock awards ("TRSAs") and performance-based restricted stock units ("PRSUs")
- Vesting of PRSUs contingent on the Company's overall profitability and stock performance relative to peers over the performance period

Base salary
The Compensation Committee is responsible for setting executive officer base salaries. The Compensation Committee considers base salary levels as part of its process of ensuring that each executive officer’s overall compensation package is competitive, including annual and long-term incentives, the target amounts of which are generally based on a percentage or multiple of base salary.
Below are NEO base salaries for 2021 and 2022. None of our NEOs received a base salary increase in 2022. In June 2022, in connection with Mr. Taylor’s commencement of employment, the CNG Committee recommended, and the Board approved, a base salary for Mr. Taylor of $900,000 based on a wide range of factors, including a review of
N-54 PACWEST BANCORP 2023 PROXY STATEMENT

peer-group benchmarks. In November 2022, in connection with Mr. Thompson’s commencement of employment, the Compensation Committee recommended, and the Board approved, a base salary for Mr. Thompson of $500,000 based on a wide range of factors, including a review of peer-group benchmarks.
NEO	2021 Base Salary ($)(1)	2022 Base Salary ($)(1)	Change (%)
Matthew P. Wagner(2)	1,000,000	1,000,000	0
Kevin L. Thompson(3)	—	500,000	—
William J. Black Jr	800,000	800,000	0
Paul W. Taylor(4)	—	900,000	—
Mark T. Yung	800,000	800,000	0
Bart R. Olson(5)	550,000	550,000	0
(1)	Amounts in table represent NEO base salaries at the end of the period presented.
(2)	Mr. Wagner served as the Company’s President and CEO through June 30, 2022, and as the CEO through December 31, 2022. He was appointed as the Executive Chairman of the Board effective January 1, 2023.
(3)	Mr. Thompson was appointed as the Company’s Executive Vice President, Chief Financial Officer effective November 28, 2022.
(4)	Mr. Taylor was appointed as the Company’s President on July 1, 2022, and as President and CEO effective January 1, 2023.
(5)
Mr. Olson ceased serving as the Company’s Executive Vice President, Chief Financial Officer effective November 27, 2022, and ceased serving as Executive Vice President, Finance effective February 28, 2023 following an orderly transition of his responsibilities.

Executive incentive plan
Our EIP is designed to provide each executive officer with a strong incentive to execute our strategic and annual financial plan. Our EIP:
•	Applies to our NEOs.
•	Each executive officer is assigned a target annual cash incentive, equal to a percentage of base salary, subject to maximum award amounts.
•	The target and maximum award opportunity for each executive officer is reflective of the executive officer’s role and competitive market practices.
•	Is based on performance metrics and targets set each fiscal year.
•
At the beginning of each fiscal year, the Compensation Committee reviews the performance metrics used under our existing EIP and selects performance metrics and targets that it believes reflect a balanced approach to measuring our financial performance and focusing our executive officers on the key drivers of our strategic and annual financial plan. For 2022, the performance metrics were focused on profitability, operating efficiency, asset quality, and loan growth.

•
Our annual financial plan is prepared at the end of the prior fiscal year and revised into the beginning of the fiscal year based on the prior fiscal year’s operating results, current fiscal year projections, and various assumptions and estimates with respect to macroeconomic conditions, industry conditions, estimated loan growth, estimated deposit growth, and forecasts of headcount, income and expenses, as well as our strategic initiatives.

•
Each performance metric is weighted relevant to other financial performance metrics and has a designated threshold, target, and maximum award opportunity, in each case based on our annual financial plan.

•	Compares year-end actual performance to performance targets to determine the percentage of the target annual cash incentive that will be achieved.
•
Based on the year-end annual financial results, the Compensation Committee determines the extent to which the recently-ended year’s performance targets have been achieved and the corresponding annual cash incentive payout.

•
Annual cash incentive payouts are interpolated between the threshold, target, and maximum award opportunities to ensure sound incentive compensation arrangements and appropriate pay for performance alignment.

•	Performance below threshold results in no annual cash incentive payment for the particular performance metric.
•	The Compensation Committee has the discretion to adjust the payout based on its assessment of an executive officer’s individual performance and other circumstances relating to our business.
PACWEST BANCORP 2023 PROXY STATEMENT N-55

2022 EIP incentive award opportunities
Except for the new stand-alone role of President created in 2022, executive officer annual cash incentive award opportunities remain unchanged from 2021. For 2022, annual cash incentive award opportunities as a percentage of base salary were as follows:
POSITION	TARGET AWARD
CEO	200%
President	150%
COO	125%
Other Executive Officers	100%
2022 EIP performance metrics, weights, targets, and award results
In considering appropriate performance metrics for 2022, the CNG Committee determined the Company’s 2018, 2019, 2020, and 2021 EIP performance metrics of return on average tangible common equity (“ROATCE”), efficiency ratio, net charge-off ratio, and average loans continued to reflect a balanced approach to measuring our financial performance while focusing our CEO and other executive officers on the key elements of our strategic and annual financial plan. The weight of each performance metric also remained unchanged from the 2019, 2020, and 2021 EIPs.
Our 2022 EIP performance targets were based upon, and consistent with, our annual financial plan, which was developed in the fourth quarter of 2021 and approved by the Board in February 2022. The CNG Committee relied on the financial plan projections in determining performance targets given the volatile and unpredictable macroeconomic environment in both 2020 and 2021. In finalizing the performance targets, the CNG Committee considered our 2021 financial performance, the impact of the acquisitions of Civic and the Homeowners Association Services division of MUFG Union Bank, N.A. in 2021, stockholder feedback received in the fourth quarter of 2021 regarding enhancing the rigor of our EIP performance targets, and our independent compensation consultant’s input. F.W. Cook advised the CNG Committee that the EIP performance targets appeared appropriate based on historical data, current business dynamics, including normalized provisions for credit losses, the volatile interest rate environment, higher expenses, and our digital and innovation initiatives, and anticipated broader peer financial trends going forward.
In setting our 2022 EIP performance targets in February 2022, the CNG Committee ensured that the structure and rigor of those targets were thoroughly evaluated and enhanced. As a result, all of our 2022 EIP performance targets were more rigorous than the 2021 performance targets except for our efficiency ratio performance target.
•
In determining our 2022 ROATCE performance target of 17.73%, the CNG Committee considered that the 2021 actual result of 24.41% was a notably strong performance and partially the result of a large provision benefit for credit losses from the releasing of reserves that were initially established at the beginning of the COVID-19 pandemic in 2020, but were reversed in 2021 when the economic forecasts improved and pandemic-related losses did not occur. The CNG Committee believed the 2022 ROATCE performance target was rigorously set in light of historical performance.

•
In determining our 2022 efficiency ratio performance target of 48.10%, the CNG Committee considered the impact of increased operating costs in connection with the two acquisitions we completed in 2021, along with the significant investments we were making related to our digital and innovation initiatives. The CNG Committee believed the 2022 efficiency ratio performance target was rigorously set but also prioritized important strategic considerations.

•
In determining our 2022 net charge-off ratio performance target of 0.15%, the CNG Committee considered that the 2021 actual result of (0.01)% was an extraordinary achievement. The CNG Committee believed the 2022 net charge-off ratio performance target was rigorously set in light of historical performance and peer performance.

•
In determining our 2022 average loan target of $24.7 billion, the CNG Committee considered the 2021 actual result of $19.8 billion and considered the Company’s strategic goal to thoughtfully grow our most important asset. The CNG Committee believed the 2022 average loan target was rigorously set in light of historical performance and financial plan estimates.

Ultimately, the CNG Committee approved the 2022 EIP targets at levels the CNG Committee believed were disciplined, rigorous, and prudent in light of our anticipated strategic growth and uncertain operating environment.
N-56 PACWEST BANCORP 2023 PROXY STATEMENT

The 2022 EIP performance metrics, relative weightings, and payout factors were as follows:
		Payout Factors
Performance metric	Weight	Threshold(1)	Target	Maximum	Why we use this performance metric
ROATCE	50%	50%	100%(2)	150%(2)	• Represents a key factor with respect to our long-term profitable growth and returns
Efficiency Ratio	15%	50%	100%	150%	• Represents our focus on profitability and controlling operating costs
Net Charge-Off Ratio	20%	50%	100%	150%	• Represents the performance of our loan portfolio and reflects our asset quality
Average Loans	15%	50%	100%	150%	• Represents strategic and organic asset growth
(1)	Performance below threshold results in no annual cash incentive payment for the particular performance metric.
(2)
When establishing the 2022 EIP in early 2022, the CNG Committee adopted a guideline, consistent with previous years, for potentially enhancing the ROATCE performance metric payout factor to up to 200% of target, as described in greater detail below.

When establishing the 2022 EIP in early 2022, and consistent with previous years, the CNG Committee adopted payout factor adjustment guidelines providing for positive enhancements tied to our ROATCE performance metric. The CNG Committee singled out the ROATCE performance metric because of its comparative importance-it represents our ability to generate long-term profitable growth and returns. If the Company’s actual ROATCE met or exceeded target and the Company’s pre-tax core ROATCE was at or above the 75th percentile relative to our compensation peer group, the ROATCE payout factor may be increased to up to 200% of target. Pre-tax core ROATCE is used for relative performance to ensure non-core items do not distort the comparison of true operating performance. For more information regarding its calculation, please refer to “Calculation of non-GAAP financial measures” in Appendix A.
In conjunction with the establishment of the 2022 EIP in early 2022, the CNG Committee established the following ROATCE payout factor adjustment guidelines when considering its potential application of a discretion adjustment to the ROATCE payout factor:
Pre-tax core ROATCE attainment relative to compensation peer group	Guideline for adjusted ROATCE payout factor
75%	Up to 125%
80%	Up to 150%
85%	Up to 175%
90%	Up to 200%
In 2022, our ROATCE of 21.05% for EIP purposes was above the target performance level, and our pre-tax core ROATCE of 30.5% ranked second (95th percentile relative to peers) in our 2022 peer group. As a result, the potential adjusted ROATCE payout factor for the Compensation Committee’s consideration was up to 200% of target. However, in light of stockholder concerns regarding rigor of performance targets and the Company’s negative TSR performance during 2022, the Compensation Committee declined to increase the ROATCE payout factor, which was a departure from past practice when performance triggered the applicability of a payout factor adjustment providing for positive enhancement.
The total weighted achievement for our 2022 EIP was 134.0% of target with EIP achievements from the last several years ranging from 30.9% to 151.6% of target.
Our 2022 EIP payout percentage calculations were as follows:
Performance metrics	Threshold	Target	Maximum	Measured results	Metric weight	Payout factor	Weighted achievement
ROATCE	14.18%	17.73%	21.28%	21.05%(1)	50%	146.76%	73.38%
Efficiency Ratio	51.47%	48.10%	44.73%	51.19%(2)	15%	54.15%	8.12%
Net Charge-Off Ratio	0.23%	0.15%	0.08%	0.02%	20%	150.00%	30.00%
Average Loans	$23,927	$24,667	$25,407	$26,044	15%	150.00%	22.50%
Total Weighted Achievement							134.00%
(1)
The measured result of 21.05% differs from our reported actual result of 21.04% in the 2022 Annual Report due to a non-recurring revenue item of $5.5 million and a non-recurring expense item of $5.7 million that were approved by the Compensation Committee as adjustments for the purpose of determining the ROATCE payout factor, as provided for under the terms of the EIP.

(2)
The measured result of 51.19% differs from our reported actual result of 50.99% in the 2022 Annual Report due to a non-recurring revenue item of $5.5 million that was approved by the Compensation Committee as an adjustment for the purpose of determining the efficiency ratio payout factor, as provided for under the terms of the EIP.

PACWEST BANCORP 2023 PROXY STATEMENT N-57

Annual incentive award payments are calculated based on the executive officer’s base salary as of year-end. Our NEOs’ target and actual cash incentive payouts were as follows:
NEO	Target 2022 cash incentive ($)	Actual cash incentive paid based on 2022 performance ($)
Matthew P. Wagner	2,000,000	2,680,050
Kevin L. Thompson(1)	—	—
William J. Black, Jr.	800,000	1,072,020
Paul W. Taylor	675,000(2)	904,517
Mark T. Yung	1,000,000	1,340,025
Bart R. Olson	550,000	737,014
(1)	In connection with Mr. Thompson’s commencement of employment, he received a guaranteed cash payment of $400,000, which is reflected in the “Bonus” column in the Summary Compensation Table.
(2)	In connection with Mr. Taylor’s commencement of employment, he had a 2022 target EIP opportunity of 150% of his base salary, pro-rated for the portion of the year he was employed.
In connection with Mr. Taylor’s commencement of employment, the CNG Committee recommended, and the Board approved, a 2022 target EIP opportunity EIP of 150% of his base salary, pro-rated for the portion of the year he was employed.
Upon his resignation from his prior employer, Mr. Thompson forfeited his annual incentive award for the 2022 performance cycle. To incentivize Mr. Thompson to accept employment with the Company, the Compensation Committee recommended, and the Board approved, a guaranteed cash payment of $400,000 based on a number of factors, including compensation arrangements with his former employer, the desire to have him in place prior to year-end, and arm’s length negotiations with him. The guaranteed cash payment to Mr. Thompson is one-time in nature and is not representative of our regular compensation practices. Mr. Thompson’s annual incentive award payment for fiscal 2023, if any, will be determined pursuant to the EIP consistent with the other NEOs. Mr. Thompson’s guaranteed cash payment is reflected in the “Bonus” column in the Summary compensation table.
Long-term incentives - equity awards
Our executive officers and a broader group of employees are granted LTI awards under our Amended and Restated PacWest Bancorp 2017 Stock Incentive Plan (“LTI Plan”) in order to motivate and reward executive officers and employees for delivering long-term sustained performance aligned with our stockholders’ interests. LTI awards also enable us to attract and, through vesting provisions, retain executive officers and employees.
We provide a meaningful portion of executive compensation in the form of long-term equity awards. In 2022, LTI awards were structured as follows:
TIME-BASED RESTRICTED STOCK AWARDS

• 50% of the target LTI award for each executive officer, other than for Messrs. Wagner and Thompson as discussed below

• Time-based vesting

• Vest ratably over four years, other than for Mr. Thompson’s award, which vests ratably over three years

• Purpose: Attract and retain executive officers

PERFORMANCE-BASED RESTRICTED STOCK UNITS

• 50% of the target LTI award for each executive officer, other than for Messrs. Wagner and Thompson as discussed below

• Performance-based vesting

• Three-year performance period

• Vesting conditioned upon achievement of pre-provision, pre-goodwill impairment, pre-tax net revenue (“PPNR”) and TSR performance goals relative to peers

• Purpose: Create a substantial incentive for executive officers to achieve strategic and long-term financial goals relative to peers, align pay with performance and executive officer interests with stockholder interests, and reward and retain executive officers

N-58 PACWEST BANCORP 2023 PROXY STATEMENT

2022 long-term incentive awards
The Compensation Committee generally grants each executive officer LTI awards based on a target opportunity as a percentage of base salary. In connection with the commencement of employment of Messrs. Taylor and Thompson, the CNG or the Compensation Committee recommended, and the Board approved, target opportunities as a percentage of base salary equal to 250% and 150%, respectively, for fiscal 2023.
For 2022, the CNG Committee recommended, and the Board approved, initial equity awards of TRSAs and PRSUs, each valued at $1,687,500, for Mr. Taylor. His PRSU award is subject to the same performance metrics and vesting schedule as those granted to other Company executive officers in February 2022. When the CEO Succession Committee approached Mr. Taylor to discuss the possibility of taking on an executive role at the Company, he was not planning to return to executive service and was pursuing other endeavors. The initial equity awards were designed to encourage and incentivize Mr. Taylor to accept employment with the Company. The CNG Committee and the Board determined the amounts and forms of Mr. Taylor’s initial equity awards based on a number of factors resulting from arm’s length negotiations with him, including the need to induce him to join the Company, create immediate alignment with our stockholders, further his equity ownership in the Company, and align his interests to achieve our 2022-2024 performance goals. The CNG Committee, in consultation with F.W. Cook regarding market compensation practices for CEO succession, determined that initial equity awards equal to 150% of Mr. Taylor’s annual LTI awards were market-aligned, reasonable, and essential to encourage him to accept our employment offer. He did not receive any additional sign-on or annual equity incentives in 2022.
For 2022, the Compensation Committee recommended, and the Board approved, an initial equity award of TRSAs valued at $500,000 for Mr. Thompson. The Compensation Committee and the Board determined the amount and form of his initial equity award based on a number of factors resulting from arm’s length negotiations with him, including the equity awards, which were solely time-based restricted stock, from his former employer that he forfeited when he departed to join the Company. The Compensation Committee determined that an initial equity award equal to 100% of Mr. Thompson’s base salary, or 67% of his annual LTI awards, was market-aligned, reasonable, and necessary to induce him to accept our employment offer and create alignment with our stockholders. He did not receive any additional sign-on or annual equity incentives in 2022.
The 2022 LTI awards granted to each NEO were as follows:
Named Executive Officer	Target opportunity (as a percentage of base salary)	Date of grant	Target PRSUs (#)(1)	TRSAs (#)(2)	Total target equity grant (#)
Matthew P. Wagner(3)	—	—	—	—	—
Kevin L. Thompson(4)	—	11/28/2022	—	19,519	19,519
William J. Black, Jr.	150%	2/15/2022	11,287	12,420	23,707
Paul W. Taylor(5)	—	7/1/2022	76,640	59,773	136,413
Mark T. Yung	200%	2/15/2022	15,050	16,560	31,610
Bart R. Olson	200%	2/15/2022	10,347	11,385	21,732
(1)
The number of PRSUs granted to each NEO, except with respect to Mr. Taylor, was (i) with respect to the portion of the PRSUs that vest based on achievement of the TSR goal, based on the fair value of $65.33 per PRSU calculated by a third-party expert and (ii) with respect to the portion of the PRSUs that vest based on achievement of the PPNR goal, based on the Company’s average closing price for the 20-day period ended on the grant date, or $48.31. The number of PRSUs granted to Mr. Taylor, was (i) with respect to the portion of the PRSUs that vest based on achievement of the TSR goal, based on the fair value of $15.63 per PRSU calculated by a third-party expert and (ii) with respect to the portion of the PRSUs that vest based on achievement of the PPNR goal, based on the Company’s average closing price for the 20-day period ended on the grant date, or $28.23. PRSUs will vest only if performance goals with respect to PPNR and TSR are met over the 2022-2024 performance period.

(2)
The number of TRSAs granted to each NEO, except with respect to Messrs. Thompson and Taylor, was based on the Company’s average closing price for the 20-day period ended on the grant date, or $48.31. The number of TRSAs granted to Messrs. Taylor and Thompson, was based on the Company’s average closing price for the 20-day period ended on the grant date, or $28.23 and $25.62, respectively. TRSAs vest ratably over four years except with respect to Mr. Thompson’s award, which vests ratably over three years.

(3)	Mr. Wagner received no equity awards in 2022 in accordance with the terms of his 2021 retention package.
(4)	Mr. Thompson joined the Company on November 28, 2022, and received a sign-on TRSA award with a grant date fair value of $500,000.
(5)
Mr. Taylor joined the Company on July 1, 2022, and received sign-on PRSU and TRSA awards with a grant date fair value of $1,687,500 each. He also received his annual award of shares of common stock on May 11, 2022 for his service as a non-employee director on the Board, which is reflected in the Director Compensation Table and not reflected in this table.

PACWEST BANCORP 2023 PROXY STATEMENT N-59

Details of PRSU awards, 2022-2024 performance period
In 2021, we revised our PRSU performance metrics to PPNR and TSR, each measured relative to the KRX Bank Index members on a percentile basis, in order to better align pay and performance, and better align executive officer interests with the interests of our stockholders. We maintained the same performance metrics for the 2022-2024 performance period as follows:
Performance metrics	Weight	Why we use this performance metric
PPNR	65%	• Represents our core earnings capability
TSR	35%	• Aligns executive officer and stockholder interests
At the end of the three-year performance period, the Compensation Committee will assess the Company’s PPNR and TSR performance relative to KRX Bank Index members on a percentile basis.
•
PPNR is a non-GAAP measure that will be determined using the following methodology: net income + loan loss provision + income tax expense - realized gains on securities sales - non-recurring revenue + non-recurring expenses + intangible amortization + goodwill impairment. The cumulative PPNR for fiscal years 2022, 2023, and 2024 will then be used to calculate the percentage change compared to the base year ending December 31, 2021. The percentage change will then be measured relative to KRX Bank Index members on a percentile basis to determine payout.

•
TSR will be determined consistent with the “cumulative total return” table as presented in the Company’s Annual Report on Form 10-K, except the “Beginning Stock Price” will be based on the average closing price of the Company’s common stock from October 1, 2021 to December 31, 2021 and “Ending Stock Price” will be based on the average closing price of the Company’s common stock from October 1, 2024 to December 31, 2024. The difference between the Beginning Stock Price and the Ending Stock Price will then be measured relative to KRX Bank Index members on a percentile basis to determine payout.

In the case of all executive officers other than Messrs. Wagner and Thompson, PRSU vesting can range from 0% to 200% of target based on achievement of the foregoing performance goals, as illustrated in the graphic below. Mr. Wagner did not receive a PRSU award in 2022 in accordance with the terms of his 2021 retention package. Mr. Thompson, who was hired in 2022, did not receive a PRSU award in 2022.
If a performance metric falls between two levels, a straight-line interpolation between PRSU vesting percentages is used to determine the vested number of such portion of the PRSUs for the three-year performance period.
N-60 PACWEST BANCORP 2023 PROXY STATEMENT

The following graphic illustrates the calculation of PPNR and TSR PRSU vestings for our executive officers:

PACWEST BANCORP 2023 PROXY STATEMENT N-61

Details of PRSU awards, 2020-2022 performance period
In February 2023, the Compensation Committee determined that the PRSUs earned for the 2020-2022 performance period equaled 20% of the total number of PRSUs granted to each eligible executive officer in February 2020. The following graphic illustrates the determination of the number of PRSUs that vested for the 2020-2022 performance period:

Details of Mr. Wagner’s succession/technology TRSA award, January 31, 2023 vesting
Mr. Wagner’s 2021 retention package was designed to align his and stockholders’ interests and focus his attention on his individual performance and the Company’s performance over the next three years. The 2021 retention package reflects various critical components during the succession planning and transition process: continued service, both short- and long-term financial performance during the transition, and the satisfactory completion of certain key strategic initiatives critical to the Company’s long-term success. The graphic below details the elements of Mr. Wagner’s 2021 retention package, including the at-risk succession/technology restricted stock award (the “Succession/Technology RSAs”).

CEO Retention Package Elements

Base Salary

$1M Base Salary

Annual Cash Incentive Bonus

Targeted Annual Cash Incentive of 200% of Base Salary

Long-Term Incentive

Time-Based Long-Term Incentive

234,000 shares of time-based restricted stock

Vests ratably on January 31, 2022, January 31, 2023, and December 31, 2023

Performance-Based Long-Term Incentive

SUCCESSION/TECHNOLOGY

234,000 shares of performance-based restricted stock subject to the achievement of certain CEO succession planning and digital innovation goals

Performance-Based Long-Term Incentive

FINANCIAL METRICS

234,000 shares of performance-based restricted stock units subject to the achievement of certain relative-to-peer performance metrics during a three-year performance period, consistent with performance metrics applicable to other executive officers

Cliff vests on February 28, 2024

As described above, Mr. Wagner received as part of his 2021 retention package 234,000 Succession/Technology RSAs that vest based upon the achievement of certain specified goals relating to (i) CEO succession and transition planning and senior leadership development, and (ii) the development and implementation of a digital innovation strategy. The Succession/Technology RSAs vest based on performance on January 31, 2023 and December 31, 2023.
N-62 PACWEST BANCORP 2023 PROXY STATEMENT

The CNG Committee and the Board conditioned 50% of the Succession/Technology RSAs on the successful execution of the CEO succession and transition plan and the senior leadership development plan. By January 31, 2023, the following CEO succession planning and transition and senior leadership development goals had been achieved: (i) the constitution of the CEO Succession Committee, (ii) close coordination with a third-party advisor guiding the succession process, including identifying desired CEO attributes and identifying and assessing potential CEO candidates, (iii) the implementation and execution of senior leadership succession planning, (iv) development opportunities given to internal CEO candidates, (v) Mr. Wagner’s mentorship of internal CEO candidates, (vi) the selection and approval of a CEO successor, Mr. Taylor, in June 2022, (vii) the development and implementation of a comprehensive transition plan for Mr. Taylor, (viii) the preparation of the senior leadership team for the CEO transition, (ix) Mr. Wagner’s active engagement with Mr. Taylor during the transition, and (x) Mr. Taylor’s appointment as the President and CEO effective January 1, 2023.
The CNG Committee and the Board conditioned 25% of the Succession/Technology RSAs on the successful development and implementation of a digital innovation strategy. By January 31, 2023, the following digital innovation goals had been achieved: (i) implementation of the “Vision 2025” digital innovation roadmap, including prudent investment in innovative digital technologies and enhanced data warehouse, data management, and data analytics capabilities, was on track and under budget, and (ii) progress on the enhancement of customers’ digital experience.
The CNG Committee and the Board reserved the remaining 25% of the Succession/Technology RSAs to their discretion in order to provide some flexibility to evaluate Mr. Wagner’s overall performance based on other unforeseeable situations that may arise during the three-year CEO succession and transition timeframe. By January 31, 2023, the following had been achieved or noted: (i) a smooth CEO transition to Mr. Taylor, (ii) Messrs. Wagner’s and Taylor’s good working relationship, (iii) his strong performance in supporting the Company’s leadership and business strategy transitions, and (iv) his continued cultivation of and involvement in important customer relationships.
The CNG Committee and later the Compensation Committee deliberated over several meetings regarding the January 31, 2023 vesting of the Succession/Technology RSAs. Ultimately, the Compensation Committee recommended, and the Board determined, that Mr. Wagner’s vesting conditions had been achieved in full for his 117,000 Succession/Technology RSAs vesting on January 31, 2023.
2023 CEO compensation
In connection with Mr. Taylor’s appointment as President and CEO effective January 1, 2023, the Compensation Committee recommended, and the Board approved, the following compensation for Mr. Taylor: (i) an annual base salary of $1,000,000, (ii) a target EIP opportunity equal to 150% of his base salary, (iii) long-term incentives valued at 250% of his base salary, comprised of TRSAs and PRSUs, to be granted as part of the annual compensation program, (iv) eligibility to participate in the Company’s Change in Control Severance Plan with a potential change in control severance payment equal to 300% of the sum of his base salary and target EIP award, and (v) eligibility to participate in the other executive benefits described in this Proxy Statement.
Retirement plans
Our 401(k) Plan allows our executive officers and other participants to defer a portion of their compensation and, in 2022, we provided participants a match of 50% of contributions up to 8% of their base salaries, subject to Internal Revenue Service limitations. We currently have no tax-deferred compensation plans for our executive officers other than our 401(k) Plan.
Separation arrangements
The Company has an Employee Severance Plan that is applicable to all employees, including the executive officers. We provide severance benefits to attract and retain talent and facilitate smooth transitions. Under the plan, an eligible employee is entitled to receive a severance benefit in the event they experience a termination of employment, initiated by the Company, that, in the administrator’s sole discretion, resulted directly from changes in the Company’s business needs, operations or organizations, including reorganizations, staffing changes, job eliminations and reductions in work force. The amount of severance benefit is determined based on the length of service and the employee’s base salary. In general, an eligible employee is entitled to a lump sum severance benefit of one week of base salary for each year of service plus a supplemental severance benefit based on level and term of service, contingent upon signing and not rescinding a general release of claims in favor of the Company. In addition, the employee may be eligible for outplacement services in certain circumstances.
From time to time, the Company enters into individual separation agreements with employees to facilitate smooth transitions of duties. On March 2, 2023, we entered into a separation agreement with Mr. Olson on the terms
PACWEST BANCORP 2023 PROXY STATEMENT N-63

previously disclosed. He had been Executive Vice President, CFO through November 27, 2022, and had transitioned to Executive Vice President, Finance on November 28, 2022 and remained with the Company through February 28, 2023 to facilitate a smooth transition of duties to Mr. Thompson. In connection with Mr. Olson’s involuntary termination, he is entitled to lump sum severance benefits equal to one year of base salary and twelve months of Company-paid medical, dental and vision coverage following his last day of employment. The separation agreement includes a general release of claims in favor of the Company. The Compensation Committee approved, and the Board ratified, the terms of the separation agreement.
Other benefits
Our compensation process focuses our executive officers on goals and objectives that are in the best interests of the Company and stockholders. We provide certain perquisites to our executive officers such as an automobile allowance, reimbursement of relocation expenses, reimbursement of club dues for clubs that are used frequently for business purposes, and life, disability and long-term care insurance. In 2022, we provided limited use of chartered and corporate aircraft to Mr. Wagner for personal reasons. This service was afforded to Mr. Wagner to reduce travel time and related disruptions and to provide additional security to him, thereby increasing his availability, efficiency and productivity. Income related to this benefit is imputed to him for income tax purposes, and he is provided a tax gross-up in accordance with his 2021 retention package.
Other executive compensation practices, policies, and guidelines
Clawback policy
If the Compensation Committee determines, in its sole discretion, the occurrence of a restatement of all or a portion of our financial statements, or a financial statement or the calculation of a performance goal or metric was materially inaccurate, the Compensation Committee may require recoupment, repayment and/or forfeiture from our executive officers, including our NEOs, of the portion of any annual or long-term cash, equity, or equity-based incentive or bonus compensation paid, provided, or awarded to any executive officer that represents the excess over what would have been paid if such event had not occurred as determined by the Compensation Committee in its sole discretion. The Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) requires repayment of incentive compensation under certain circumstances in connection with restatements of financial results, which repayment needs to occur in accordance with rules adopted by Nasdaq. The Company will timely adopt a clawback policy that complies with such rules.
Stock ownership guidelines
Our stock ownership guidelines for our CEO and our other Named Executive Officers are calculated as multiples of base salary, as noted below:
Position	Minimum ownership of stock (multiple of base salary)
CEO	5.0x
Other NEOs	3.0x
An executive officer is expected to achieve the stock ownership necessary to meet the guidelines within five years of becoming subject to the guidelines. Our stock ownership guideline covers both shares of our common stock and our depositary shares, each depositary share representing a 1/40th interest in a share of the Company’s 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A. As of the Record Date, each of our NEOs satisfied these guidelines or was expected to comply within five years of assuming their position. We believe that our stock ownership guidelines ensure appropriate levels of Company stock ownership by our executive officers and align their interests with our stockholders.
Anti-hedging and anti-pledging policy
The Board has adopted an Insider Trading Policy that is applicable to all executive officers, employees, and directors. Our Insider Trading Policy prohibits our executive officers, directors and certain other employees from purchasing financial instruments (including prepaid variable forward contracts, equity swaps, collars and exchange funds) involving Company securities or otherwise engaging in hedging or monetization transactions that permit individuals to continue to own Company securities but without the full risks and rewards of ownership. Prohibited transactions include transactions in put options, call options, short sales, and other derivative securities. This restriction applies to all Company securities owned directly or indirectly by the individual, including Company securities owned by their
N-64 PACWEST BANCORP 2023 PROXY STATEMENT

family members. In addition, our executive officers, directors and certain other employees and their family members are prohibited from holding Company securities in a margin account or otherwise pledging Company securities as collateral for a loan unless the arrangement is specifically approved in advance by our General Counsel.
Tax deductibility of compensation
The Compensation Committee considers certain tax implications when designing the Company’s executive compensation program, including the tax deductibility of compensation paid to our NEOs. Section 162(m) of the Code generally limits the deductibility of compensation paid to certain executive officers in excess of $1 million during a year. The Compensation Committee believes that tax deductibility is only one of several relevant considerations in setting compensation, and that the tax deduction limitation should not restrict the Compensation Committee’s ability to structure compensation to attract, retain and appropriately motivate executive officers, thus providing benefits to the Company and its stockholders that outweigh the potential benefit of the tax deduction. Accordingly, the Compensation Committee has discretion to approve and authorize compensation that is not deductible for federal income tax purposes.
CEO pay ratio disclosure
We are providing the following information about the relationship of the annual total compensation of our estimated median employee and the annual total compensation of Mr. Wagner, our former CEO:
•	The 2022 annual total compensation of the median employee of the Company (other than Mr. Wagner) was $96,994; and
•	The 2022 annual total compensation of Mr. Wagner, as reported in the Summary Compensation Table, was $4,270,172.
For 2022, the ratio of the annual total compensation of Mr. Wagner to the median annual total compensation of all our employees was 44:1. The sharp decrease in 2022 compared to the ratio of 270:1 in 2021, was due to the sharp decline in Mr. Wagner’s total compensation for 2022 in accordance with the terms of his 2021 retention package. The following paragraphs describe our methodology and the resulting pay ratio for the year ended December 31, 2022:
•	Measurement Date. We identified the median employee using our employee population on December 31, 2022.
•
Consistently Applied Compensation Measure. Under the relevant rules, we are required to identify the median employee by use of a “consistently applied compensation measure,” or “CACM.” We chose a CACM that closely approximates the annual total direct compensation of our employees, which we gather from payroll data. Specifically, we identified the median employee by looking at annual earnings, including base pay, vested equity compensation, and cash bonus. We did not perform adjustments to the compensation paid to part-time employees to calculate what they would have been paid on a full-time basis. We annualized the base pay paid for full-time and part-time employees hired during 2022 who did not work for us the entire calendar year.

•
Methodology. We had 2,417 employees at the measurement date who all reside within the United States. Using the CACM, we sorted the data to determine the median employee. We then calculated the total compensation of the median employee based on the Summary Compensation Table disclosure rules in Item 402(c)(2)(x) of Regulation S-K.

PACWEST BANCORP 2023 PROXY STATEMENT N-65

Compensation Committee Report
The Compensation Committee of the Board has reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K promulgated by the SEC, and, based on review and discussions, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement.
COMPENSATION AND HUMAN CAPITAL COMMITTEE
Roger H. Molvar, Chair
Tanya M. Acker
Polly B. Jessen
Stephanie B. Mudick
N-66 PACWEST BANCORP 2023 PROXY STATEMENT

Executive compensation tables
Summary compensation table
The following table sets forth the cash and non-cash compensation awarded to, earned by or accrued with respect to the NEOs. The positions listed below reflect the most recent position each NEO held prior to the end of 2022.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards(1) ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Matthew P. Wagner Chief Executive Officer	2022	1,000,000	―	―	—	2,680,050	—	590,122(2)	4,270,172
	2021	1,015,385	―	20,852,676	—	3,032,000	—	535,730	25,435,791
	2020	1,000,000	―	3,038,990	—	463,500	—	450,226	4,952,716
Kevin L. Thompson(3) Executive Vice President, Chief Financial Officer	2022	28,846	400,000	487,389	―	―	―	31,953(4)	948,188
William J. Black, Jr.(5) Executive Vice President, Strategy and Corporate Development	2022	800,000	―	1,256,138	―	1,072,020	―	147,423(6)	3,275,581
	2021	812,308	―	1,317,461	―	1,212,520	―	180,669	3,522,958
	2020	366,667	―	2,265,170	―	124,275	―	75,896	2,832,008
Paul W. Taylor(7) President	2022	418,846	―	3,279,144	―	904,517	—	130,307(8)	4,732,814
Mark T. Yung Executive Vice President, Chief Operating Officer	2022	800,000	―	1,674,895	―	1,340,025	—	133,726(9)	3,948,646
	2021	812,308	―	1,756,627	―	1,515,650	—	146,876	4,231,461
	2020	800,000	―	1,620,751	―	309,000	—	142,620	2,872,371
Bart R. Olson(10) Former Executive Vice President, Chief Financial Officer	2022	550,000	―	1,151,502	―	737,014	—	91,456(11)	2,529,972
	2021	525,000	―	1,097,878	―	833,800	—	91,814	2,548,492
(1)
With respect to TRSAs, the amounts disclosed represent the aggregate grant date fair value of the Company’s common stock underlying such awards. With respect to PRSUs, the amounts disclosed represent the aggregate grant date fair value computed in accordance with FASB ASC Topic 718 at the target level of payout. The value of the 2022 PRSUs based on maximum performance as of the grant date was: Mr. Black: $1,244,195; Mr. Taylor: $3,299,464; Mr. Yung $1,659,013; and Mr. Olson: $1,140,595. For further information, see the footnotes to the “2022 grants of plan-based awards” table for additional information regarding the calculation of the grant date fair value of stock-based awards. Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period, and, at the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period. Unvested TRSAs are entitled to receive dividends on a current basis.

(2)
The “All Other Compensation” column for Mr. Wagner includes: $295,947 in dividends on vested PRSUs and unvested TRSAs; $125,562 in personal use of chartered and corporate aircraft and accompaniment of personal guests on business trips using chartered and corporate aircraft, and $87,668 in a related tax gross-up; a cash automobile allowance; $25,614 in reimbursement of club dues; and $43,331 in life, medical and disability insurance premiums paid by the Company. The dollar amount of personal use of chartered aircraft is the actual cost incurred. The dollar amount of personal use of corporate aircraft is calculated based on the number of personal flight hours multiplied by a standard cost per hour representing the incremental variable costs as determined by an independent reference source. The dollar amount of accompaniment of personal guests on chartered and corporate aircraft is calculated using the standard industry fare level, or SIFL, method.

(3)
Mr. Thompson was appointed Executive Vice President, Chief Financial Officer on November 28, 2022. His bonus represents his guaranteed bonus for 2022 and was paid in February 2023, which is discussed under “Compensation discussion and analysis - Elements of our executive compensation program - Executive incentive plan.”

(4)
The “All Other Compensation” column for Mr. Thompson includes: a cash automobile allowance; $18,847 in reimbursement of relocation expenses, and $9,796 in a related tax gross-up; and life, medical and disability insurance premiums paid by the Company.

(5)	Mr. Black was appointed Executive Vice President, Strategy and Corporate Development of the Company and Pacific Western Bank on July 1, 2020.
(6)
The “All Other Compensation” column for Mr. Black includes: $91,869 in dividends on unvested TRSAs; a cash automobile allowance; $10,250 in Company matching contributions to the 401(k) plan; and $33,304 in life, medical and disability insurance premiums paid by the Company.

PACWEST BANCORP 2023 PROXY STATEMENT N-67

(7)	Mr. Taylor was appointed President on July 1, 2022, and as President and CEO effective January 1, 2023.
(8)
The “All Other Compensation” column for Mr. Taylor includes: $29,887 in dividends on unvested TRSAs; a cash automobile allowance; Company matching contributions to the 401(k) plan; $45,397 in reimbursement of relocation expenses and $20,923 in a related tax gross-up; and $19,767 in life, medical and disability insurance premiums paid by the Company.

(9)
The “All Other Compensation” column for Mr. Yung includes: $57,862 in dividends on vested PRSUs and unvested TRSAs; a cash automobile allowance; $10,250 in Company matching contributions to the 401(k) plan; reimbursement of club dues; and $33,178 in life, medical and disability insurance premiums paid by the Company.

(10)	Mr. Olson was appointed Executive Vice President, Chief Financial Officer on January 1, 2021, and transitioned to Executive Vice President, Finance as of November 28, 2022.
(11)
The “All Other Compensation” column for Mr. Olson includes: $31,896 in dividends on vested PRSUs and unvested TRSAs; a cash automobile allowance; $12,200 in Company matching contributions to the 401(k) plan; and $35,360 in life, medical and disability insurance premiums paid by the Company.

N-68 PACWEST BANCORP 2023 PROXY STATEMENT

2022 grants of plan-based awards
Named Executive Officer	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	Grant Date Fair Value of Stock and Option Awards(4) ($)
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Mathew P. Wagner	—	—	2,000,000	3,000,000
Kevin L. Thompson	11/28/2022 - TRSAs							19,519	487,389
William J. Black, Jr.	2/15/2022 - PPNR				—	8,073	16,146		412,127
	2/15/2022 - TSR				—	3,214	6,428		209,971
	2/15/2022 - TRSAs							12,420	634,040
	—	—	800,000	1,200,000
Paul W. Taylor	7/01/2022 - PPNR				—	38,852	77,704		1,059,106
	7/01/2022 - TSR				—	37,788	75,576		590,626
	7/01/2022 - TRSAs							59,773	1,629,412
	—	—	675,000	1,012,500
Mark T. Yung	2/15/2022 - PPNR				—	10,764	21,528		549,502
	2/15/2022 - TSR				—	4,286	8,572		280,005
	2/15/2022 - TRSAs							16,560	845,388
	—	—	1,000,000	1,500,000
Bart R. Olson	2/15/2022 - PPNR				—	7,400	14,800		377,770
	2/15/2022 - TSR				—	2,947	5,894		192,528
	2/15/2022 - TRSAs							11,385	581,204
	—	—	550,000	825,000
(1)
Amounts indicated represent potential incentive cash bonuses under the provisions of the Company’s formula-based EIP. Additional information regarding the EIP, including the Compensation Committee’s discretionary authority to adjust the calculated payout factor with respect to the PPNR performance metric up to 200% of target under certain conditions, is discussed in “Compensation discussion and analysis - Elements of our executive compensation program - Executive incentive plan.” The actual payments received are based upon performance and are included in the Non-Equity Incentive Plan Compensation column in the “Summary compensation table” above.

(2)
PRSUs granted under the LTI Plan in 2022 will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. PRSUs are granted at a target number. The number of units that will ultimately vest based on the Company’s actual performance will range from zero to a maximum of 200% of target. Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period.

(3)
TRSAs granted in 2022 pursuant to the LTI Plan vest in equal annual installments over four years. The grant date fair value of TRSAs granted to the NEOs is based on the closing price of the Company’s common stock on the grant date. Dividends are paid on unvested TRSAs at the same rate as dividends are paid to stockholders on the Company’s common stock. Restrictions on all shares of unvested TRSAs lapse, and shares have accelerated vesting, upon the death of the individual.

(4)
The number of TRSAs and PRSUs issued was calculated in accordance with the Company’s valuation procedures, and the grant date fair value of the awards as shown in this column with respect to TRSAs and PRSUs is equal to the number of TRSAs or PRSUs multiplied by the Company’s closing stock price on the grant date. With respect to PRSUs issued under the LTI Plan, the grant date fair value is based on the target number of shares, which the Company currently estimates as the probable outcome of the market-based performance conditions. Depending on whether or to what extent the respective performance conditions are met, the number of shares for which the performance units are ultimately settled will range from zero to a maximum of 200% of target. The grant date fair value of PRSUs granted to the NEOs (excluding Mr. Taylor) that vest based on achievement of TSR goals is based on a fair value of $65.33 per PRSU. The grant date fair value of PRSUs granted to the NEOs (excluding Mr. Taylor) that vest based on the achievement of PPNR goals is based on the closing price of the Company’s common stock on February 15, 2022 or $51.05. The grant date fair value of PRSUs granted to Mr. Taylor that vest based on achievement of TSR goals is based on a fair value of $15.63 per PRSU. The grant date fair value of PRSUs granted to Mr. Taylor that vest based on the achievement of PPNR goals is based on the closing price of the Company’s common stock on July 1, 2022 or $27.26. Messrs. Wagner and Thompson did not receive PRSUs in 2022.

Additional information regarding the LTI Plan is discussed in “Compensation discussion and analysis - Elements of our executive compensation program- Long-term incentives-equity awards.” For a description of how equity awards are treated under various termination scenarios, see “Potential payments on termination and change in control.”
PACWEST BANCORP 2023 PROXY STATEMENT N-69

Outstanding equity awards at December 31, 2022
	Stock Awards
Named Executive Officer	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(2)
Matthew P. Wagner	186,568	4,281,736	509,900	11,702,205
Kevin L. Thompson	19,519	447,961	—	—
William J. Black, Jr.	63,080	1,447,686	27,000	619,650
Paul W. Taylor	59,773	1,371,790	76,640	1,758,888
Mark T. Yung	46,062	1,057,123	58,347	1,339,064
Bart R. Olson	29,404	674,822	31,508	723,109
(1)
Represents TRSAs that vest in equal annual installments over 3 or 4 years. Dividends are paid on unvested TRSAs at the same rate as dividends paid to stockholders generally on the Company’s common stock. Restrictions on all shares of unvested TRSAs lapse, and shares accelerate vesting, upon the death of the individual.

Named Executive Officer	Grant Date	Number of TRSAs
Matthew P. Wagner	2/6/2019	9,778
	2/12/2020	20,790
	1/29/2021	156,000
Kevin L. Thompson	11/28/2022	19,519
William J. Black, Jr.	8/12/2020	36,850
	2/17/2021	13,810
	2/15/2022	12,420
Paul W. Taylor	7/1/2022	59,773
Mark T. Yung	2/12/2020	11,088
	2/17/2021	18,414
	2/15/2022	16,560
Bart R. Olson	2/6/2019	2,509
	2/12/2020	4,002
	2/17/2021	11,508
	2/15/2022	11,385
(2)	Market value is determined using the December 30, 2022 closing price of the Company’s common stock of $22.95 per share.
N-70 PACWEST BANCORP 2023 PROXY STATEMENT

(3)
Represents grants of PRSUs at target performance, in accordance with SEC regulations requiring that the number of units be based on achieving threshold performance goals or, if the previous fiscal year’s performance has exceeded the threshold, the next higher performance measure (target or maximum) that exceeds the previous fiscal year’s performance. PRSUs will vest only if performance goals with respect to certain financial metrics are met over a three-year performance period. PRSUs are granted at a target number. The number of units that will ultimately vest based on the Company’s actual performance will range from zero to a maximum of either 150% (for the portion of the PRSUs that vest based on achievement of EPS and ROAA goals) or 200% (for the portion of the PRSUs that vest based on achievement of PPNR and TSR goals) of target (a maximum of 100% for Mr. Wagner’s 2021 PRSU grants). Unvested PRSUs will participate with common stock in any dividends declared and paid only on the shares that ultimately vest at the end of the three-year performance period. At the time of vesting, the vested shares are entitled to receive cumulative dividends declared and paid during the three-year performance period.

Named Executive Officer	Vesting Date	Number of PRSUs	Grant Date	Number of Succession/ Technology RSAs
Matthew P. Wagner	2/28/2023	41,900
	2/28/2024	234,000
			1/29/2021	234,000
Kevin L. Thompson	—	—	—	—
William J. Black, Jr.	2/28/2024	15,713
	2/28/2025	11,287
Paul W. Taylor	2/28/2025	76,640
Mark T. Yung	2/28/2023	22,346
	2/28/2024	20,951
	2/28/2025	15,050
Bart R. Olson	2/28/2023	8,067
	2/28/2024	13,094
	2/28/2025	10,347
2022 stock vested table
	Stock Awards
Named Executive Officer	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(1)
Matthew P. Wagner	125,521	5,970,028
Kevin L. Thompson	—	—
William J. Black, Jr.	41,454	1,197,790
Paul W. Taylor(2)	—	—
Mark T. Yung	29,441	1,138,154
Bart R. Olson	9,966	492,520
(1)	Value is determined using the closing market price of the Company’s common stock on the vesting date.
(2)
Mr. Taylor also received his annual award of shares of common stock on May 11, 2022 for his service as a non-employee director on the Board, which is reflected in the Director Compensation Table and not reflected in this table.

Potential payments on termination and change in control
Employee severance plan
Under the Company’s Employee Severance Plan, an eligible employee is entitled to receive a severance benefit in the event they experience a termination of employment, initiated by the Company, that, in the administrator’s sole discretion, resulted directly from changes in the Company’s business needs, operations or organizations, including reorganizations, staffing changes, job eliminations and reductions in work force. The amount of severance benefit is determined based on the length of service and the employee’s base salary. In general, an eligible employee is entitled to a lump sum severance benefit of one week of base salary for each year of service plus a supplemental severance benefit based on level and term of service, contingent upon signing and not rescinding a general release of claims in favor of the Company. In addition, the employee may be eligible for outplacement services in certain circumstances.
PACWEST BANCORP 2023 PROXY STATEMENT N-71

Bart R. Olson separation agreement
On March 2, 2023, we entered into a separation agreement with Mr. Olson on the terms previously disclosed. In connection with his involuntary termination, he is entitled to severance benefits equal to one year of base salary and twelve months of Company-paid medical, dental and vision coverage following his last day of employment. The separation agreement includes a general release of claims in favor of the Company. The Compensation Committee approved, and the Board ratified, the terms of the separation agreement.
Change in control severance plan
The Company has a Change in Control Severance Plan (“CIC Severance Plan”) in which all executive officers participate. The CIC Severance Plan replaced the Company’s Executive Severance Pay Plan. The CIC Severance Plan is a “double-trigger” plan that provides severance to participants on a termination of employment by a participant for Good Reason (defined below) or by the Company other than for Cause (defined below) on or within two years of or, under specified circumstances, within the 90 day period preceding a Change in Control (defined below). Under those circumstances, each NEO is entitled to: (i) accrued but unpaid base salary and vacation time through termination, (ii) if unpaid, the annual incentive for the calendar year prior to termination, based on actual performance, (iii) a designated multiple (three times for Mr. Wagner and two times for the other NEOs) of the NEO’s annual compensation (annual base salary plus the greater of annual target bonus or average bonus (based on the bonus paid to the participant in the preceding 3 years)), (iv) the pro rata target annual incentive for the year in which the termination occurs, (v) a designated multiple (three times for Mr. Wagner and two times for the other NEOs) of the Company’s annual employer subsidy for health and welfare benefits, (vi) an amount or benefit from participation in, or benefits under, any employee benefit plans, programs or arrangements (including the LTI Plan and any award agreements issued thereunder), which amounts and benefits will be payable in accordance with the terms and conditions of such plans, programs, or arrangements, (vii) if the participant has use of an automobile or is provided an automobile allowance, a 90-day right to continue use or purchase the automobile or assume the lease of the automobile, if applicable, and (viii) outplacement services.
Upon a Change in Control defined in the LTI Plan, each PRSU will: (i) be deemed earned at the target level with respect to all open performance periods if the Change in Control occurs within six months after the grant date, and (ii) be deemed earned at the actual performance level as of the date of the Change in Control if a change in control occurs more than six months after the grant date (except that Mr. Wagner’s 2021 awards will be deemed earned at a maximum of 100% of target if actual performance is greater than 100%). In both cases, the PRSU will not be subject to any further performance conditions (and the number of PRSUs earned will be treated as the number of units that are outstanding, including for purposes of a subsequent vesting event), but will be subject to time-based service vesting following the Change in Control in accordance with the original performance period.
The CIC Severance Plan contains a “net better” cutback that provides for a cutback to the extent necessary to avoid imposition of the excise tax only if doing so would put the participant in a better after-tax position than paying the excise tax. In consideration for the severance, a participant will execute a general release and be subject to a customer and employee non-solicitation covenant, as well as a general confidentiality covenant, following any termination of their employment. The CIC Severance Plan is administered by the Company’s Compensation Committee.
The relevant definitions under the CIC Severance Plan are summarized as follows:
•
“Change in Control” means: (i) a consummation of a plan of dissolution or liquidation of the Company; (ii) a change in the majority control of the Board (unless approved by two-thirds of the current members of the Board); (iii) the consummation of certain business combinations, including a reorganization, merger or consolidation, if the Company’s stockholders do not hold at least 60% of the combined voting power of the resulting company or the existing directors do not constitute at least a majority of the board of directors of the resulting company; (iv) sale of all or substantially all of the assets of the Company; or (v) the acquisition by another person of beneficial ownership of stock representing more than 50% of the voting power of the Company.

•
“Good Reason” means: (i) any change in the participant’s duties that is inconsistent in any material and adverse respect with their position and responsibilities immediately prior to the Change in Control or a material and adverse change in the participant’s titles or offices with the Company as in effect immediately prior to the Change in Control; (ii) the participant’s base salary or target annual incentive is reduced; (iii) the participant is required to be based more than 50 miles from the location of their place of employment immediately prior to the Change in Control or travel on Company business to an extent substantially greater

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than the participant’s travel obligations immediately prior to the Change in Control; or (iv) failure of the Company to obtain the assumption of the CIC Severance Plan from any successor. Isolated, insubstantial and inadvertent actions taken in good faith and remedied by the Company within 10 days after notice do not constitute Good Reason.
•
“Cause” refers to: (i) willful malfeasance or willful misconduct by the participant in connection with their employment; (ii) continuing failure to perform duties as are requested by any employee to whom the participant reports or the Board; (iii) failure to observe material Company policies applicable to the participant that is demonstrably and materially injurious to the Company; or (iv) conviction of any felony or any misdemeanor involving moral turpitude.

Death or disability
A termination of employment due to death or disability does not entitle the NEOs to any payments or benefits that are not available to salaried employees generally. TRSAs have accelerated vesting and vest in full upon the death of the individual. PRSUs have accelerated vesting and vest in full with performance deemed achieved at target level with respect to all open performance periods if death occurs during the performance period, and deemed achieved at the actual performance level if death occurs after the end of the performance period and before the vesting date.
The following table sets forth the potential payments that may be made to the NEOs upon various termination scenarios. Except for Mr. Olson’s separation agreement and as described pursuant to the CIC Severance Plan and award agreements above, there are no agreements, arrangements or plans that entitle executive officers to severance, perquisites or other enhanced benefits upon termination of their employment. The payments calculated below are based on the executive officer’s salary as of December 30, 2022, and assume a qualifying termination on December 30, 2022, all accrued base salary has been paid, and all accrued vacation time has been used.
PACWEST BANCORP 2023 PROXY STATEMENT N-73

2022 NEO change in control table
Named Executive Officer	Base Salary ($)	Bonus ($)	Acceleration of Unvested Stock Awards ($)(1)	Continuation of Medical/Welfare Benefits ($)(2)	Other Amounts ($)(3)	Total Termination Benefits ($)
Matthew P. Wagner
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination(4)	346,154	—	—	—	—	346,154
Termination without Cause or for Good Reason after Change in Control(5)(6)	3,000,000	6,000,000	11,730,255	48,060	81,933	20,860,248
Disability	—	—	—	—	—	—
Death	—	—	15,983,941	—	—	15,983,941
Kevin L. Thompson
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination(4)	173,077	—	—	—	—	173,077
Termination without Cause or for Good Reason after Change in Control(5)(6)	1,000,000	800,000	447,961	3,050	1,570	2,252,581
Disability	—	—	—	—	—	—
Death	—	—	447,961	—	—	447,961
William J. Black, Jr.
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination(4)	276,923	—	—	—	—	276,923
Termination without Cause or for Good Reason after Change in Control(5)(6)	1,600,000	1,600,000	1,596,018	44,296	22,312	4,862,626
Disability	—	—	—	—	—	—
Death	—	—	2,067,336	—	—	2,067,336
Paul W. Taylor
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination(4)	311,538	—	—	—	—	311,538
Termination without Cause or for Good Reason after Change in Control(5)(6)	1,800,000	1,350,000	3,130,678	20,392	19,142	6,320,212
Disability	—	—	—	—	—	—
Death	—	—	3,130,678	—	—	3,130,678
Mark T. Yung
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination(4)	276,923	—	—	—	—	276,923
Termination without Cause or for Good Reason after Change in Control(5)(6)	1,600,000	2,000,000	1,357,963	44,296	22,060	5,024,319
Disability	—	—	—	—	—	—
Death	—	—	2,396,187	—	—	2,396,187
Bart R. Olson(7)
Voluntary Termination	—	—	—	—	—	—
Involuntary Termination	550,000	—	—	22,221	—	572,221
Termination without Cause or for Good Reason after Change in Control(5)(6)	—	—	—	—	—	—
Disability	—	—	—	—	—	—
Death	—	—	—	—	—	—
(1)
The amounts in this column include the value of unvested equity awards that would accelerate upon the occurrence of a vesting event (as defined in the LTI Plan) as of December 30, 2022, calculated by multiplying the number of accelerated shares by the closing price of the Company’s common stock on December 30, 2022, or $22.95.

N-74 PACWEST BANCORP 2023 PROXY STATEMENT

(2)
Represents for each NEO (excluding Mr. Olson) reimbursement for COBRA payments based on the NEO’s premiums for health and dental insurance at December 31, 2022 multiplied by the NEO’s severance multiple, and represents for Mr. Olson twelve months of Company-paid medical, dental and vision coverage.

(3)	Other amounts include three times, in the case of Mr. Wagner, and two times, in the case of the other NEOs (excluding Mr. Olson) the cost of life and disability insurance premiums paid by the Company.
(4)
Under the Company’s Employee Severance Plan, the amounts included in the table reflect 18 weeks of base salary for each NEO (excluding Mr. Olson) and do not include prorated bonuses because the involuntary termination is assumed to take place at the end of the year, and the NEO would already be entitled to the full bonus for 2022.

(5)
Assumes an effective date of a change in control and a qualifying termination of employment as of December 31, 2022. In addition to the payments provided in this row, in the event the NEO is terminated within 24 months following a change in control either: (i) by the Company for any reason other than cause or (ii) by the NEO for good reason, the NEO is entitled to receive accrued benefits, including salary and annual incentive, which are earned through the date of termination.

(6)
The CIC Severance Plan is a “double trigger” program, meaning payments are made only if the NEO experiences a qualifying termination of employment within 24 months following the change in control. The amounts shown in the first three columns of the above table for “termination without cause or for good reason after change in control” are based on the following assumptions and provisions of the CIC Severance Plan. In the event the NEO is terminated within two years after a change in control either: (i) by the Company for any reason other than cause or (ii) by the NEO for good reason, the Company is required to pay an amount equal to 200% (300% in the case of Mr. Wagner) of the sum of the NEO’s base salary and target EIP award.

For a termination at December 31, 2022:
•	Mr. Wagner had a base salary of $1,000,000 and a 2021 retention package target of 200% of his base salary, or $2,000,000;
•	Mr. Thompson had a base salary of $500,000 and a guaranteed bonus of $400,000;
•	Mr. Black had a base salary of $800,000, and an EIP target of 100% of his base salary, or $800,000;
•	Mr. Taylor had a base salary of $900,000, and an EIP target of 150% of his base salary prorated for the portion of the year he was employed, or $675,000;
•	Mr. Yung had a base salary of $800,000 and an EIP target of 125% of his base salary, or $1,000,000.
See “Compensation discussion and analysis - Elements of our executive compensation program - Executive incentive plan” for more information regarding the award opportunities under the EIP during 2022.
(7)	Mr. Olson’s amounts represent actual separation benefits in accordance with his separation agreement upon his involuntary termination of employment effective February 28, 2023.
Pay versus performance table
The table below shows the following information for the past three fiscal years: (i) “Total” compensation for our Named Executive Officers for purposes of the “Summary compensation table”; (ii) the “Compensation actually paid” to Named Executive Officers (calculated using rules required by the SEC); (iii) our TSR, (iv) the TSR of the KBW Regional Banking Index; (v) our net income; and (vi) our ROATCE. Compensation actually paid does not represent the value of cash and shares of the Company’s common stock received by Named Executive Officers during the year, but rather is an amount calculated under SEC rules and includes, among other things, year-over-year changes in the value of unvested equity-based awards. As a result of the calculation methodology required by the SEC, Compensation actually paid amounts below differ from compensation actually received by the individuals and the compensation decisions described in “Compensation discussion and analysis.”
					Value Of Initial Fixed $100 Investment Based On:
	Summary Compensation Table Total for CEO(1)(2) ($)	Compensation Actually Paid to CEO(1)(2) ($)	Average Summary Compensation Table Total for Other NEOs(1)(2) ($)	Average Compensation Actually Paid to Other NEOs(1)(2) ($)	Total Shareholder Return(3) ($)	Peer Group Total Shareholder Return(3)(4) ($)	Net Income (Loss) ($ in thousands)	Return on Average Tangible Common Equity(5)
2022	4,270,172	(12,721,365)	3,087,040	1,318,594	71.81	116.44	404,274	21.04%
2021	25,435,791	38,737,846	3,207,154	4,794,351	123.29	125.27	606,959	24.41%
2020	4,952,716	2,874,568	2,393,268	1,689,705	74.55	91.10	(1,237,574)	10.36%
(1)
For 2022, the CEO was Mr. Wagner, and the other NEOs were Kevin L. Thompson, Executive Vice President, CFO; William J. Black, Jr., Executive Vice President, Strategy and Corporate Development; Paul W. Taylor, President; Mark T. Yung, Executive Vice President, Chief Operating Officer; and Bart R. Olson, former Executive Vice President, CFO.

For 2021, the CEO was Mr. Wagner, and the other NEOs were Mr. Olson, Executive Vice President, CFO; Mr. Black, Executive Vice President, Strategy and Corporate Development; Christopher D. Blake, Executive Vice President, President and Chief Executive Officer of Community Banking Group; and Mr. Yung, Executive Vice President, Chief Operating Officer.
PACWEST BANCORP 2023 PROXY STATEMENT N-75

For 2020, the CEO was Mr. Wagner, and the other NEOs were Patrick J. Rusnak, Executive Vice President, CFO; Mr. Black, Executive Vice President, Strategy and Corporate Development; Mr. Blake, Executive Vice President, President and Chief Executive Officer of Community Banking Group; and Mr. Yung, Executive Vice President, Chief Operating Officer.
(2)	A reconciliation of Total compensation from the Summary Compensation Table to Compensation actually paid to our CEO and the average of our Other NEOs is shown below:
	2022		2021		2020
Adjustments	CEO ($)	Average of Other NEOs ($)	CEO ($)	Average of Other NEOs ($)	CEO ($)	Average of Other NEOs ($)
Total Compensation From SCT	4,270,172	3,087,040	25,435,791	3,207,154	4,952,716	2,393,268
Adjustments for defined benefit and actuarial pension plans:	—	—	—	—	—	—
Adjustments for stock awards:
(Subtraction): SCT amounts	—	(1,569,814)	(20,852,676)	(1,279,725)	(3,038,990)	(1,474,811)
Addition: Fair value at year-end of awards granted during the covered fiscal year that are outstanding and unvested at year-end	—	869,883	31,364,938	1,598,037	2,012,098	1,303,515
Addition (Subtraction): Year-over-year change in fair value of awards granted in any prior fiscal year that are outstanding and unvested at year-end	(16,506,050)	(903,710)	3,019,284	979,662	(1,377,554)	(378,205)
Addition: Vesting date fair value of awards granted and vesting during such year	—	—	—	—	—	—
Addition (Subtraction): Change as of the vesting date (from the end of the prior fiscal year) in fair value of awards granted in any prior fiscal year for which vesting conditions were satisfied during such year	455,359	(164,805)	444,267	310,905	326,298	(154,062)
(Subtraction): Fair value at end of prior year of awards granted in any prior fiscal year that fail to meet the applicable vesting conditions during such year	(940,846)	—	(673,758)	(21,682)	—	—
Addition: Dividends or other earnings paid on stock or option awards in the covered year prior to vesting if not otherwise included in the total compensation for the covered year	—	—	—	—	—	—
Compensation Actually Paid (as calculated)	(12,721,365)	1,318,594	38,737,846	4,794,351	2,874,568	1,689,705
(3)
Our cumulative total shareholder return is based on a fixed investment of one hundred dollars in our common stock measured from the market close on December 31, 2019 (the last trading day of 2019) through and including the end of the fiscal year for each year reported in the table, and reinvestment of all dividends during such period.

(4)
Peer group cumulative total shareholder return is based on a fixed investment of one hundred dollars in the KBW Regional Banking Index. The KBW Regional Banking Index is the industry index used in our performance graph for our 2022 Annual Report.

(5)	For more information regarding the calculation of ROATCE, please refer to “Calculation of non-GAAP financial measures” in Appendix A.
N-76 PACWEST BANCORP 2023 PROXY STATEMENT

Relationship between Pay and Performance
The two charts shown below present graphical comparisons of Compensation actually paid to our CEO and the average Compensation actually paid to our Other NEOs set forth in the Pay Versus Performance Table above, as compared against the following performance measures: (i) our TSR, which we also refer to as cumulative total return, and peer group, or KBW Regional Banking Index, TSR or cumulative total return, and (ii) net income and ROATCE. The first chart also provides a comparison of our cumulative total return to the peer group cumulative total return for the three-year period.
Changes in Compensation actually paid to our NEOs from year to year are generally aligned with trends in our cumulative TSR, as well as trends in important financial measures such as net income and ROATCE.

Tabular List of Important Financial Performance Measures
The below table lists the most important financial measures we used to link Compensation actually paid to the Named Executive Officers for fiscal 2022 to our performance. For a discussion of how these financial measures are factored into our annual and long-term incentives, see “Compensation discussion and analysis.”
Return on average tangible common equity (ROATCE)
Relative pre-provision, pre-goodwill impairment, pre-tax net revenue (rPPNR)
Relative total shareholder return (rTSR)
PACWEST BANCORP 2023 PROXY STATEMENT N-77

PROPOSAL 3
Frequency of advisory vote on executive compensation

Pursuant to Section 14A of the Exchange Act, we are seeking for stockholders to approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company’s Named Executive Officers. As described in Proposal 2 above, the Company’s stockholders have the opportunity to approve, on a non-binding advisory basis, the compensation of the Named Executive Officers as detailed in this Proxy Statement. Stockholders can specify whether they would prefer a vote, on a non-binding advisory basis, on NEO compensation every 1, 2, or 3 years, or whether they wish to abstain from voting. We last held a vote regarding the frequency of future “say-on-pay” votes in 2017. Since then, consistent with the recommendation of our stockholders, we have held say-on-pay votes on an annual basis. We expect to hold the next stockholder vote on say-on-pay frequency at our 2029 Annual Meeting of Stockholders.

The Board determined that, consistent with our current annual say-on-pay voting proposals, an advisory vote on executive compensation that occurs every year remains the correct approach for the Company. The Board concluded that the annual advisory vote allows our stockholders to provide frequent guidance on our executive compensation and is consistent with our annual stockholder outreach efforts regarding executive compensation and other matters. As described in the section entitled “Compensation discussion and analysis” beginning on page 39 of this Proxy Statement, our executive compensation program is designed with a focus on long-term stockholder value. As an advisory vote, this proposal is not binding on the Company, but the Compensation Committee values the opinions expressed by stockholders and will give consideration to the frequency option that receives the highest number of votes cast.

In the absence of majority support for any option, a plurality of the votes cast for an option under Proposal 3 will determine the stockholders’ preferred frequency for holding an advisory vote to approve the compensation of the Company’s Named Executive Officers. This means that the option for holding an advisory vote every 1 year, 2 years, or 3 years receiving the greatest number of votes will be considered the preferred frequency of the stockholders.

The Board unanimously recommends a vote of “1 YEAR” on the frequency of future advisory votes on the compensation of the Company’s Named Executive Officers.
N-78 PACWEST BANCORP 2023 PROXY STATEMENT

PROPOSAL 4
Ratification of the appointment of independent auditor

The Audit Committee appointed the firm of KPMG LLP as independent auditor for the Company for the fiscal year ending December 31, 2023, and is submitting its selection for ratification by our stockholders. KPMG LLP has served as the independent auditor for the Company since 2000. The Audit Committee carefully considered the firm’s qualifications as independent auditor for the Company, including a review of the qualifications of the engagement team, the quality control procedures the firm has established, and any issues raised by the most recent quality control review of the firm. The Audit Committee’s review also included the matters regarding auditor independence discussed in the Audit Committee Report, including whether the nature and extent of non-audit services would impair the independence of the auditor. Services provided to the Company and its subsidiaries by KPMG LLP during fiscal year 2022 are described in “Independent auditor fees” below.

The Company’s organizational documents do not require that stockholders ratify the appointment of KPMG LLP as independent auditor. The Company is seeking stockholder approval because the Board believes it is a good corporate governance practice. If the stockholders do not ratify the appointment of KPMG LLP, then the Audit Committee may consider the appointment of another independent auditor, but is not required to do so. The Audit Committee retains the power to replace the independent auditor if the Audit Committee determines that the best interests of the Company warrant a change.

The Board unanimously recommends a vote FOR the ratification of the appointment of KPMG LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023.
PACWEST BANCORP 2023 PROXY STATEMENT N-79

Audit matters
Independent auditor
The Audit Committee reappointed the firm of KPMG LLP as independent auditor to audit the financial statements of the Company for the current fiscal year. Representatives from KPMG LLP are expected to be present at the Annual Meeting. They will have an opportunity to make a statement if they so desire and will be available to respond to appropriate questions.
Independent auditor fees
The following is a description of fees for professional audit services rendered by KPMG LLP for the audit of the Company’s annual financial statements for 2022 and 2021 as well as fees billed for other services rendered by KPMG LLP.
Audit fees
Audit fees include fees for the annual audit of the Company’s financial statements included in the 2022 Annual Report and review of interim financial statements included in the Company’s quarterly reports on Form 10-Q. The aggregate audit fees earned by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $2,746,882 and $2,591,319, respectively.
Audit-related fees
Audit-related fees consist of assurance and related services that are reasonably related to the performance of the audit, including the review of registration statements filed with the SEC and the issuance of consents and comfort letters. The aggregate audit-related fees earned by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $172,310 and $195,000, respectively.
Tax fees
Tax fees include corporate tax compliance, planning and advisory services. The aggregate tax fees billed to the Company by KPMG LLP for the years ended December 31, 2022 and 2021 totaled $1,011,742 and $844,511, respectively. Of the 2022 and 2021 tax fees, tax compliance and preparation fees totaled $934,126 and $667,316, respectively.
All other fees
No other fees were billed to the Company by KPMG LLP for the years ended December 31, 2022 and 2021.
Pre-approval policies and procedures
The Audit Committee’s policies and procedures require the Audit Committee to pre-approve all audit, audit-related, tax, and all other services performed by the independent auditor. The Audit Committee may delegate to one or more of its members the authority to pre-approve any services to be performed by the independent auditor; all such approvals, however, must be presented to the Audit Committee at its next scheduled meeting. During 2022, the Audit Committee pre-approved all audit services, audit-related services, and tax services performed by KPMG LLP on behalf of the Company. In approving any non-audit services, the Audit Committee considered whether the provision of such services would be compatible with maintaining the independence of KPMG LLP.
N-80 PACWEST BANCORP 2023 PROXY STATEMENT

Audit Committee Report
During 2022, the Audit Committee performed all of its duties and responsibilities under the Audit Committee charter. The Audit Committee reviewed and discussed the audited consolidated financial statements as of and for the year ended December 31, 2022 with management and the independent auditor, KPMG LLP. The Audit Committee also discussed with the independent auditor the matters required to be discussed by applicable requirements of the Public Company Accounting Oversight Board (“PCAOB”) and the SEC.
The Audit Committee received the written disclosures and the letter from the independent auditor required by applicable requirements of the PCAOB regarding the independent auditor’s communications with the Audit Committee concerning independence. The Audit Committee also discussed the independent auditor’s independence with the independent auditor.
Based upon the reports and discussions described above, the Audit Committee recommended to the Board that the audited consolidated financial statements of the Company for 2022 be included in its 2022 Annual Report for filing with the SEC.
AUDIT COMMITTEE
Susan E. Lester, Chair
Craig A. Carlson
C. William Hosler
Roger H. Molvar
PACWEST BANCORP 2023 PROXY STATEMENT N-81

Security ownership
The following table sets forth information regarding the beneficial ownership of the Company’s common stock as of the Record Date by each director and director nominee, each Named Executive Officer, and our current directors and executive officers as a group. Based on filings with the SEC, the following table also sets forth information concerning each person we know is a beneficial owner of more than five percent of the outstanding shares of the Company’s common stock as of calendar year-end for 2022.
	Amount and nature of beneficial ownership of common stock(1)
Name	Number of shares owned	Percent of class
DIRECTORS AND DIRECTOR NOMINEES WHO ARE NOT NAMED EXECUTIVE OFFICERS
Tanya M. Acker	15,229	*
Paul R. Burke	44,962(2)	*
Craig A. Carlson	20,570	*
John M. Eggemeyer, III	232,103	*
C. William Hosler(3)	54,720	*
Polly B. Jessen	5,125	*
Susan E. Lester	35,675	*
Roger H. Molvar	27,267	*
Stephanie B. Mudick	2,019	*
NAMED EXECUTIVE OFFICERS
Matthew P. Wagner(4)	748,836(5)	*
Kevin L. Thompson	—(6)	—
William J. Black, Jr.(7)	61,702(8)	*
Paul W. Taylor(9)	13,490(10)	*
Mark T. Yung	69,868(11)	*
Bart R. Olson(12)	32,413	*
ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP (20 PERSONS)(13)	1,549,080	1.31%
PRINCIPAL STOCKHOLDERS
The Vanguard Group	13,591,315(14)	11.51%
BlackRock, Inc.	12,107,010(15)	10.26%
FMR LLC	10,590,953(16)	8.97%
State Street Corporation	6,010,920(17)	5.09%
*	Represents less than 1.0% of the outstanding shares of the Company’s common stock calculated in accordance with Rule 13d-3 of the Exchange Act. See footnote (1) below.
(1)
For purposes of this table, “beneficial ownership” is determined in accordance with Rule 13d-3 under the Exchange Act, pursuant to which a person or group of persons is deemed to have “beneficial ownership” of any shares of common stock that such person has the right to acquire within 60 days of the March 3, 2023 Record Date. This would include any restricted stock which vests within 60 days of the Record Date, of which there is none. Unless otherwise indicated, the nature of the beneficial ownership is sole voting and investment powers over the shares indicated. For purposes of this table, “percent of class” is based on 118,036,596 shares of common stock of the Company issued and outstanding as of the Record Date. For purposes of computing the percentage of outstanding shares of common stock held by each person or group of persons named above, any shares which such person or persons has the right to acquire within 60 days of the Record Date are deemed to be outstanding for such person or persons, but are not deemed to be outstanding for the purposes of computing the percentage ownership of any other person. The amounts in the table are as of the Record Date.

(2)	Mr. Burke has shared voting and investment power with respect to 1,500 shares that are held in a trust of which he is a co-trustee.
(3)
As of the Record Date, Mr. Hosler held 3,750 depositary shares, each representing a 1/40th interest in a share of the Company’s 7.75% fixed rate reset non-cumulative perpetual preferred stock, Series A (collectively, the “Depositary Shares”). Mr. Hosler beneficially owns less than 1% of the Depositary Shares.

N-82 PACWEST BANCORP 2023 PROXY STATEMENT

(4)	As of the Record Date, Mr. Wagner held 20,000 Depositary Shares. Mr. Wagner beneficially owns less than 1% of the Depositary Shares.
(5)
Mr. Wagner’s beneficial ownership amount does not include: (i) 205,395 unvested TRSAs and unvested Succession/Technology RSAs; and (ii) 17,003 shares of common stock owned by his spouse and for which he disclaims beneficial ownership.

(6)	Mr. Thompson’s beneficial ownership amount does not include 30,896 unvested TRSAs.
(7)	As of the Record Date, Mr. Black held 16,000 Depositary Shares. Mr. Black beneficially owns less than 1% of the Depositary Shares.
(8)	Mr. Black’s beneficial ownership amount does not include 73,575 unvested TRSAs.
(9)	As of the Record Date, Mr. Taylor held 8,000 Depositary Shares. Mr. Taylor beneficially owns less than 1% of the Depositary Shares.
(10)	Mr. Taylor’s beneficial ownership amount does not include 82,751 unvested TRSAs.
(11)	Mr. Yung’s beneficial ownership amount does not include 54,510 unvested TRSAs.
(12)	As of the Record Date, Mr. Olson held 4,000 Depositary Shares. Mr. Olson beneficially owns less than 1% of the Depositary Shares.
(13)	As of the Record Date, such persons held 69,750 Depositary Shares. Such persons beneficially own less than 1% of the Depositary Shares.
(14)
Based on a Schedule 13G/A filed February 9, 2023, by The Vanguard Group (“Vanguard 13G/A”). The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, PA 19355. According to the Vanguard 13G/A, The Vanguard Group is the beneficial owner of 13,591,315 shares of Company common stock with sole dispositive power over 13,384,151 of such shares, shared dispositive power over 207,164 of such shares, and shared voting power over 88,734 of such shares.

(15)
Based on a Schedule 13G/A filed January 23, 2023, by BlackRock, Inc. (“BlackRock 13G/A”). The address of BlackRock Inc. is 55 East 52nd Street, New York, NY 10055. According to the BlackRock 13G/A, BlackRock, Inc. is the beneficial owner of 12,107,010 shares of Company common stock with sole disposition power over all such shares and sole voting power over 11,603,296 of such shares.

(16)
Based on a schedule 13G/A filed February 9, 2023, by FMR LLC (“FMR 13G/A”). The address of FMR LLC is 245 Summer Street, Boston, MA 02210. According to the FMR 13G/A, FMR LLC is the beneficial owner of 10,590,953 shares of Company common stock with sole disposition power over all such shares and sole voting power over 10,528,818 of such shares.

(17)
Based on a schedule 13G/A filed February 7, 2023, by State Street Corporation (“State Street 13G/A”). The address of State Street Corporation is State Street Financial Center, One Lincoln Street, Boston, MA 02111. According to the State Street 13G/A, State Street Corporation is the beneficial owner of 6,010,920 shares of Company common stock with shared disposition power over all such shares and shared voting power over 5,782,481 of such shares.

Section 16(a) beneficial ownership reporting compliance
Section 16(a) of the Exchange Act requires the Company’s directors and executive officers and persons who own more than 10% of a registered class of the Company’s equity securities, to file reports of ownership of and transactions in, the Company’s equity securities with the SEC. Such directors, executive officers, and 10% stockholders are also required to furnish the Company with copies of all Section 16(a) reports that they file. Based solely on a review of the copies of such reports received by the Company and on written representations from certain reporting persons, the Company believes that all Section 16(a) filing requirements applicable to its directors, executive officers and 10% stockholders were complied with during 2022.
PACWEST BANCORP 2023 PROXY STATEMENT N-83

Voting and other meeting information
This Proxy Statement is furnished in connection with the solicitation of proxies by the Board to be used at the Annual Meeting and at any postponements or adjournments thereof.

Who is entitled to vote, and how many votes am I entitled to?
Only stockholders of record as of the Record Date may vote at the Annual Meeting. According to our transfer agent, EQ Shareowner Services, as of the Record Date, there were 118,036,596 shares of common stock outstanding.
Each stockholder is entitled to one vote for each share recorded in their name on the books of the Company as of the close of business on the Record Date on any matter submitted to the stockholders for a vote. Stockholders may vote their shares cumulatively for the election of director nominees if certain conditions are met at the Annual Meeting. Cumulative voting may only be exercised at the Annual Meeting if:
•	the name of the candidate or candidates is placed in nomination prior to voting; and
•	at least one stockholder has given advance notice of their intention to cumulate their votes.
Cumulative voting provides each stockholder with a number of votes equal to the number of directors to be elected multiplied by the number of shares held by such stockholder, which such stockholder can then vote in favor of one or more director nominees. For example, if you held 100 shares as of the Record Date, you would be entitled to 1,100 votes which you could then distribute among one or more director nominees because there are 11 directors to be elected. As of the date of this Proxy Statement, we have not received written notice from any stockholder that they intend to vote their shares cumulatively.
What are the proposals to be voted on, and how does the board recommend that I vote?
Stockholders are being asked to vote on the following proposals at the Annual Meeting.
Proposal		Board recommendation	Page Reference
PROPOSAL 1	Election of Directors. To elect 11 nominees to the Company’s Board of Directors for a one-year term.	FOR each director nominee	16
PROPOSAL 2	Advisory Vote on Executive Compensation. To approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.	FOR	45
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation. To approve, on a non-binding advisory basis, the frequency of future advisory votes on the compensation of the Company’s named executive officers.	1 YEAR	78
PROPOSAL 4	Ratification of the Appointment of Independent Auditor. To ratify the appointment of KPMG LLP as the Company’s independent auditor for the fiscal year ending December 31, 2023.	FOR	79
In addition, the Company may transact such other business as may properly come before the Annual Meeting and at any adjournment or postponement of the Annual Meeting.
N-84 PACWEST BANCORP 2023 PROXY STATEMENT

What different methods can I use to vote?
Stockholders of record
Voting methods
By internet	Visit www.proxyvote.com
By telephone	Call toll-free 1-800-690-6903
By mail	Sign, date, and mail the enclosed proxy card in the postage-paid envelope provided.
By mobile device	Scan the following QR Code:
In person	If you plan to attend the Annual Meeting and wish to vote your shares in person, we will provide a ballot at the meeting.
•	Stockholders can vote their shares via the internet or telephone as instructed in the Notice.
•
The internet and telephone procedures are designed to authenticate a stockholder’s identity, to allow a stockholder to vote their shares, and to confirm a stockholder’s instructions have been properly recorded.

•
The telephone and internet voting facilities will close at 11:59 p.m., Eastern Time, on May 1, 2023 for shares held directly and at 11:59 p.m., Eastern Time, on April 27, 2023 for shares held in the Company’s 401(k) Plan.

•	Proxy cards submitted by mail must be received by Broadridge Financial Solutions, at Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, New York 11717, prior to the Annual Meeting.
•	Each stockholder who attends the Annual Meeting will need the control number that appears on the materials sent to them.
Beneficial owners
•	If your shares are held in “street name,” you should check with your bank, broker, or other agent and follow the voting procedures required by your bank, broker, or other agent to vote your shares.
•	Each stockholder who attends the Annual Meeting will need the control number that appears on the materials sent to them.
How many shares must be represented at the annual meeting to constitute a “quorum?”
A majority of the Company’s outstanding shares of common stock as of the Record Date must be present at the Annual Meeting, either in person or by proxy, to constitute a quorum, and there must be a quorum for the Annual Meeting to be held.
If you return a signed proxy card, you will be counted as being present even if you abstain from voting. Broker non-votes will also be counted as being present for purposes of determining a quorum.
What is the effect of broker non-votes and abstentions?
A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to “routine” matters, such as the ratification of the appointment of independent auditor, brokers do not have discretionary power to vote your shares on “non-routine” matters, including the other proposals to be presented at the Annual Meeting. Broker non-votes will not be considered in determining whether a director nominee has received the affirmative vote of a majority of the shares cast in an uncontested election or a plurality of the shares cast in a contested election. If you indicate “abstain” from a particular director nominee on your proxy card, your vote will not be considered in determining whether a nominee has received the affirmative vote of a majority of the votes cast in an uncontested election or a plurality of the votes cast in a contested election.
How will my shares be voted if I do not specify how they should be voted?
If you submit a proxy to the Company-designated proxy holders and do not provide specific voting instructions, you instruct the Company-designated proxy holders to vote your shares in accordance with the recommendations of the Board.
PACWEST BANCORP 2023 PROXY STATEMENT N-85

What is the vote necessary to approve each of the proposals being considered at the annual meeting?
The election of directors proposal requires the affirmative vote of a majority of the votes cast with respect to a director nominee in an uncontested election (meaning the number of shares voted “for” a nominee must exceed the number of shares voted “against” such nominee). If you indicate “abstain” for a particular director nominee on your proxy card, your vote will not be considered in determining whether the nominee has received the affirmative vote of a majority of the votes cast in an uncontested election or a plurality of the votes cast in a contested election. If any nominee for director receives a greater number of votes “against” their election than votes “for” such election, our Corporate Governance Guidelines require that such person promptly tender their resignation to the Board following certification of the vote if such person was an incumbent director.
As of the date of this Proxy Statement, none of the director nominees is being contested, but in a contested election (where the number of director nominees exceeds the number of director nominees to be elected) the standard for election of director nominees is a plurality of the votes cast such that the 11 director nominees receiving the greatest numbers of votes “for” would be elected as directors without regard to the number of shares voted against such director nominees.
Adoption of each of Proposal 2 and Proposal 4 requires the affirmative vote of the holders of a majority of shares present in person or represented by proxy and entitled to vote on the matter (meaning that of the shares represented at the meeting and entitled to vote, a majority of them must be voted “for” the proposal for it to be approved). Abstentions will have the same effect as a vote “against” these proposals. Broker non-votes will have no effect on the advisory vote on executive compensation. Brokers may vote in their discretion for the ratification of the appointment of independent auditor proposal as it is a “routine” matter, and thus there are no broker non-votes for this proposal.
For Proposal 3, stockholders may vote for “1 YEAR,” “2 YEARS,” or “3 YEARS,” or may abstain from voting. In the absence of majority support for any option, as tabulated according to the standard applicable to Proposal 2, the Board will consider the frequency that receives the greatest number of votes cast to be the frequency selected by our stockholders, and abstentions and “broker non-votes” will have no effect on this vote.
The votes required to elect the director nominees and to approve the other proposals being considered at the Annual Meeting are summarized below, along with the effect of broker non-votes and abstentions, and voting options for each proposal.
Proposal		Vote required	Effect of broker non-votes	Effect of abstentions	You may vote
PROPOSAL 1	Election of Directors	Affirmative vote of a majority of the votes cast(1)	No effect	No effect	For, Against or Abstain
PROPOSAL 2	Advisory Vote on Executive Compensation	Majority of shares present and entitled to vote	No effect	Vote against	For, Against or Abstain
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation	Plurality of the votes cast	No effect	No effect	1 Year, 2 Years, 3 Years or Abstain
PROPOSAL 4	Ratification of the Appointment of Independent Auditor	Majority of shares present and entitled to vote	N/A(2)	Vote against	For, Against or Abstain
(1)	Voting standard for uncontested director elections.
(2)	The broker that holds shares in the name of the beneficial owners may vote in its discretion for “routine” matters.
If I hold shares of PacWest common stock pursuant to the PacWest Bancorp 401(k) plan, will I be able to vote?
Yes. You will receive a proxy card for the shares held in your 401(k) plan account that you should return as instructed on the proxy card.
N-86 PACWEST BANCORP 2023 PROXY STATEMENT

Why did I receive a notice regarding the availability of proxy materials for the annual meeting instead of paper copies of the proxy materials?
We sent our stockholders by mail or email a Notice containing instructions on how to access our proxy materials over the internet and vote online. If you received a Notice, you will not receive paper copies of the proxy materials unless you request the materials by following the instructions on the Notice or on the website referred to in the Notice.
We provided some of our stockholders with paper copies of the proxy materials instead of the Notice. If you received paper copies of the Notice or proxy materials, we encourage you to be environmentally conscious by signing up to receive all future proxy materials electronically as described below under “How can I receive my proxy materials electronically in the future?”
What is the difference between a stockholder of record and a beneficial owner of shares held in “street name”?
Stockholder of record
If your shares are registered directly in your name with our transfer agent, then you are considered a stockholder of record with respect to those shares, and the Notice is sent directly by the Company to you. If you requested printed copies of the proxy materials by mail, you will also receive a proxy card.
Beneficial owner of shares held in street name
If your shares are held in an account at a brokerage firm, bank, broker-dealer, or other similar organization, then you are a beneficial owner of shares held in “street name,” and the Notice will be forwarded to you by that organization. The organization holding your account is considered the stockholder of record for purposes of voting at the Annual Meeting. As a beneficial owner, you have the right to instruct that organization how to vote the shares held in your account.
Why did I receive more than one notice or multiple proxy cards?
You may receive more than one Notice or multiple proxy cards if you hold your shares in different ways (i.e., joint tenancy, in trust, or in custodial accounts). You should vote each proxy that you receive.
How can I receive my proxy materials electronically in the future?
To receive proxy materials electronically by email, follow the instructions described below or in the Notice.
If you received proxy materials by mail and you would like to sign up to receive future materials electronically, please have your proxy card available and register by:
By internet	Going to www.proxyvote.com and following the instructions for electronic delivery of information
By broker	Contacting your brokerage firm, bank, or other similar organization that holds your shares
If you desire to receive paper copies of these materials for the Annual Meeting or for future meetings, please follow the instructions on the website referred to in the Notice.
What do I have to do to vote?
If your shares are registered in your own name with our transfer agent, you may vote by internet or by telephone as indicated on the proxy card. If you received a paper proxy card, you may also vote by mail by completing, signing and dating the proxy card and returning it in the enclosed postage-paid envelope.
PACWEST BANCORP 2023 PROXY STATEMENT N-87

If you mark the proxy card to show how you wish to vote, then your shares will be voted as you direct. If you return a signed proxy card but do not mark the proxy card to show how you wish to vote, your shares will be voted as follows:
Proposal		Your shares will be voted
PROPOSAL 1	Election of Directors	FOR each director nominee
PROPOSAL 2	Advisory Vote on Executive Compensation	FOR
PROPOSAL 3	Frequency of Advisory Vote on Executive Compensation	1 YEAR
PROPOSAL 4	Ratification of the Appointment of Independent Auditor	FOR
May I revoke or change my vote?
If you are a stockholder of record, you may change or revoke your vote at any time before it is counted at the Annual Meeting by:
•	Notifying our Corporate Secretary in writing at 9701 Wilshire Boulevard, Suite 700, Beverly Hills, California, 90212 that you wish to revoke your proxy;
•	Submitting a later-dated proxy card prior to proxy cards being counted at the Annual Meeting;
•	Attending the Annual Meeting and voting in person;
•	Calling the toll-free number on the Notice or proxy card not later than 11:59 p.m., Eastern Time, on May 1, 2023 and following the directions provided; or
•	Going to the website listed on the Notice or proxy card, following the instructions provided, and submitting your change no later than 11:59 p.m., Eastern Time, on May 1, 2023.
Attending the Annual Meeting will not automatically revoke your proxy. You must comply with one of the methods indicated above in order to revoke your proxy.
If you hold your shares in “street name,” you should receive a proxy card from your bank or brokerage firm asking you how you want to vote your shares. If you do not receive a proxy card, you should contact the bank or brokerage firm in whose name your shares are registered and obtain a proxy card from them. Please refer to the information in the materials provided by your bank or brokerage firm for an explanation of:
•	how to vote;
•	how to change or revoke your vote; and
•	the effect of not indicating a vote.
How will voting on any other business be conducted?
We do not know of any business to be considered at the Annual Meeting other than the proposals listed in this Proxy Statement. If any other business is properly presented at the Annual Meeting, a submitted proxy gives authority to the persons named on your proxy card as your designated proxy, and each person has the ability to vote on such matters in their discretion.
Who pays the cost of soliciting proxies on behalf of the company?
The Company pays the cost of preparing, assembling and mailing the proxy materials and soliciting proxies for the Annual Meeting. In addition to the solicitation of proxies by mail, solicitation may be made by certain directors, officers and employees of the Company telephonically, electronically or by other means of communication. These directors, officers and employees receive no additional compensation for their services. We will reimburse brokers and other nominees for costs incurred by them in mailing proxy materials in accordance with applicable laws.
N-88 PACWEST BANCORP 2023 PROXY STATEMENT

How can I communicate with a director or with the directors as a group?
Individuals may submit communications to any individual director or directors, including our Chairman, our Board as a group, or a specific Board committee, or individuals interested in communicating complaints to the Audit Committee concerning accounting, internal controls or auditing matters, may do so by writing:
By mail	PacWest Bancorp Attention: Corporate Secretary 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212
The Board has adopted a process for handling correspondence received by the Company and addressed to members of the Board. Under that process, the Corporate Secretary of the Company reviews all such correspondence and forwards to the Board a summary of all such correspondence and copies of all correspondence that, in the opinion of the Corporate Secretary, deals with the functions of the Board or committees thereof or that the Corporate Secretary otherwise determines requires the Board’s attention. Directors may, at any time, review a log of all correspondence received by the Company that is addressed to members of the Board and request copies of any such correspondence.
Any concerns relating to accounting, internal controls, or auditing matters are promptly brought to the attention of the Company’s General Counsel and/or other members of the Company’s management and handled in accordance with procedures established by the Audit Committee with respect to such matters.
How do I get more information about the company?
The Notice provides internet instructions on how to access and review the proxy materials, including our 2022 Annual Report, which contains our consolidated financial statements. Our 2022 Annual Report includes a list of exhibits filed with the SEC, but it does not include the exhibits.
If you wish to receive copies of the exhibits:
By internet	Please send your request by email to:	investor-relations@pacwest.com
By mail	Please write to the following address:	PacWest Bancorp Attention: Investor Relations 9701 Wilshire Boulevard, Suite 700 Beverly Hills, California 90212
The Company’s 2022 Annual Report is included with the proxy materials.
What is “householding” and how does it affect me?
The SEC approved a rule concerning the delivery of annual reports and proxy statements. It permits a single set of these reports to be sent to any household in which two or more stockholders reside if they appear to be members of the same family. This procedure, referred to as “householding,” reduces the volume of duplicate information stockholders receive and reduces Company mailing and printing expenses.
Stockholders of record who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of the Notice unless we are notified that one or more of these stockholders wishes to receive individual copies. Stockholders who participate in householding will continue to receive separate proxy cards.
If you are eligible for householding and you and other stockholders of record with whom you share an address receive multiple copies of the Notice and any accompanying documents, or if you hold Company stock in more than one account and, in either case, you wish to receive only a single copy of each of these documents for your household, please contact our transfer agent, EQ Shareowner Services:
By telephone	1-800-401-1957
By mail	EQ Shareowner Services P.O. Box 64874 St. Paul, Minnesota 55164-0874
If you participate in householding and wish to receive a separate copy of the Notice and any accompanying documents either now or in the future, you may contact EQ Shareowner Services.
If you are a beneficial owner, you can request information regarding householding from your broker, bank, or other holder of record.
PACWEST BANCORP 2023 PROXY STATEMENT N-89

Other business
Except as set forth in this Proxy Statement, management has no knowledge of any other business to come before the Annual Meeting. If, however, any other matters of which management is now unaware properly come before the Annual Meeting, it is the intention of the persons named in the proxy to vote the proxy in accordance with the recommendations of management on such matters, and discretionary authority to do so is included in the proxy.
Stockholder proposals
Business must be properly brought before an annual meeting in order to be considered by stockholders. To be considered for inclusion in the Company’s Proxy Statement for the 2024 Annual Meeting of Stockholders, a stockholder proposal must be submitted in writing to the Company’s Corporate Secretary no later than November 24, 2023 and must satisfy the other requirements of Rule 14a-8 under the Exchange Act.
Matters proposed by stockholders for consideration at the 2024 Annual Meeting of Stockholders but not included in our proxy materials must be received by our Corporate Secretary no earlier than January 3, 2024 and no later than February 2, 2024.
Director nominations
The Company’s Second Amended and Restated Bylaws govern the submission of nominations for director that a stockholder wishes to have considered at a meeting of stockholders, but that are not included in the Company’s proxy statement. To nominate a director under our bylaws, a stockholder must give written notice to our Corporate Secretary not less than 90 nor more than 120 days prior to the first anniversary date of the Company’s annual meeting of stockholders for the preceding year, the notice must contain the information required by our bylaws, and the stockholder must be entitled to vote and comply with other applicable requirements set forth in our bylaws. Accordingly, we must receive notice of director nominations proposed by stockholders pursuant to our bylaws for the 2024 Annual Meeting of Stockholders no earlier than January 3, 2024 and no later than February 2, 2024. To comply with the universal proxy rules, stockholders who intend to solicit proxies in support of director nominees other than the Company’s nominees must provide notice that sets forth the information required by Rule 14a-19(b) under the Exchange Act no earlier than January 3, 2024 and no later than February 2, 2024.
A copy of the Company’s Second Amended and Restated Bylaws specifying the requirements will be furnished to any stockholder upon written request to the Corporate Secretary and are available on the Company’s website at www.pacwestbancorp.com, under “Corporate Overview - Corporate Governance.”
Voluntary electronic delivery of proxy materials
The importance of environmental stewardship to our stakeholders drives our efforts to find solutions while dedicating resources to reduce our impact on the environment.
The Company encourages stockholders to voluntarily elect to receive future proxy and annual report materials electronically to help contribute to our sustainability efforts. The benefits of eConsent are (i) you receive immediate and convenient access to the materials; (ii) you can help reduce our impact on the environment; and (iii) you can help us to reduce our printing and mailing costs.
Enroll at www.proxyvote.com or scan the QR code.
Cautionary information and forward-looking statements
This Proxy Statement contains certain “forward-looking statements” about the Company within the meaning of the Private Securities Litigation Reform Act, including regarding ESG, our strategic plan, and director recruitment. All statements contained in this Proxy Statement that are not clearly historical in nature are forward-looking, and the words “anticipate,” “assume,” “intend,” “believe,” “forecast,” “expect,” “estimate,” “plan,” “continue,” “will,” “should,” “look forward” and similar expressions are generally intended to identify forward-looking statements. Actual results may differ materially from those set forth or implied in the forward-looking statements due to a variety of factors, including the risk factors described in documents filed by the Company with the SEC. All forward-looking statements included in this Proxy Statement are based on information available at the time the statement is made. We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.
The content of our Environmental Social Governance Reports and our Company and Bank websites are not incorporated by reference into this Proxy Statement.
N-90 PACWEST BANCORP 2023 PROXY STATEMENT

Appendix A
Calculation of non-GAAP financial measures
We use certain non-GAAP financial measures, including (i) pre-provision, pre-goodwill impairment, pre-tax net revenue, (ii) net earnings (loss) excluding goodwill impairment, (iii) tangible book value per share, (iv) return on average tangible equity, also known as return on tangible common equity, and (v) pre-tax core return on average tangible equity, also known as pre-tax core return on tangible common equity, as performance metrics in our annual and long-term incentives. We believe these financial measures provide meaningful supplemental information regarding the Company’s financial performance and enhance stockholders’ overall understanding of such financial performance. These non-GAAP financial measures should not be viewed as a substitute for financial measures determined in accordance with GAAP, nor are they necessarily comparable to non-GAAP financial measures that may be presented by other companies. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures is included in the following tables.
Return on average tangible equity	Year ended December 31,
	2022	2021	2020	2019
	(Dollars in thousands)
Net earnings (loss)	$423,613	$606,959	$(1,237,574)	$468,636
Less: Preferred stock dividends	$(19,339)	$—	$—	$—
Net earnings (loss) available to common stockholders	$404,274	$606,959	$(1,237,574)	$468,636
Add: Intangible asset amortization	$13,576	$12,734	$14,753	$18,726
Add: Goodwill impairment	$29,000	$—	$1,470,000	$—
Adjusted net earnings	$446,850	$619,693	$247,179	$487,362
Average stockholders’ equity	$3,853,033	$3,808,019	$3,857,610	$4,864,332
Less: Average intangible assets	$1,443,528	$1,269,546	$1,470,989	$2,596,389
Less: Average preferred stock	$285,488	$—	$—	$—
Average tangible common equity	$2,124,017	$2,538,473	$2,386,621	$2,267,943
Return on average equity(1)	10.99%	15.94%	(32.08)%	9.63%
Return on average tangible common equity(2)	21.04%	24.41%	10.36%	21.49%
(1)	Net earnings (loss) divided by average stockholders’ equity.
(2)	Adjusted net earnings divided by average tangible common equity.
Pre-tax core return on average tangible equity	Year ended December 31, 2022
(Dollars in thousands)
Earnings before income taxes	$548,226
Less: Gains (losses) on sale of securities	$(50,321)
Add: Non-recurring expense	$5,703
Add: Intangible amortization	$13,576
Add: Goodwill impairment	$29,000
Pre-tax core earnings	$646,826
Average tangible common equity	$2,124,017
Pre-tax core return on average tangible equity(1)	30.5%
(1)	Pre-tax core earnings divided by average tangible common equity.
PACWEST BANCORP 2023 PROXY STATEMENT A-1

SCAN TO
VIEW MATERIALS & VOTE

VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above
Use the Internet to transmit your voting instructions and for electronic delivery of information. Vote by 11:59 p.m. Eastern Time on May 1, 2023 for shares held directly and by 11:59 p.m. Eastern Time on April 27, 2023 for shares held in the PacWest Bancorp 401(k) Plan. Have your proxy card in hand when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions. Vote by 11:59 p.m. Eastern Time on May 1, 2023 for shares held directly and by 11:59 p.m. Eastern Time on April 27, 2023 for shares held in the PacWest Bancorp 401(k) Plan. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

D98607-P86458 KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

PACWEST BANCORP

The Board of Directors recommends you vote FOR Proposals 1, 2, and 4 below and vote for 1 Year for Proposal 3 below.

		For	Against	Abstain
1a.	Tanya M. Acker	☐	☐	☐
1b.	Paul R. Burke	☐	☐	☐
1c.	Craig A. Carlson	☐	☐	☐
1d.	John M. Eggemeyer, III	☐	☐	☐
1e.	C. William Hosler	☐	☐	☐
1f.	Polly B. Jessen	☐	☐	☐
1g.	Susan E. Lester	☐	☐	☐
1h.	Roger H. Molvar	☐	☐	☐
1i.	Stephanie B. Mudick	☐	☐	☐
1j.	Paul W. Taylor	☐	☐	☐
1k.	Matthew P. Wagner	☐	☐	☐
2.	To approve, on a non-binding advisory basis, the compensation of the Company's named executive officers.	☐	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

D98608-P86458

PACWEST BANCORP
Annual Meeting of Stockholders
May 2, 2023 1:00 PM MDT
Gaylord Rockies Resort & Convention Center, 6700 N. Gaylord Rockies Boulevard
Spruce 1, Aurora, Colorado 80019
This proxy is solicited by the Board of Directors

The stockholder(s) hereby appoint(s) Paul W. Taylor, Kevin L. Thompson and Angela M.W. Kelley, or each of them, as proxies, each with the power to appoint their substitute, and hereby authorize(s) them to represent and to vote, as designated on the reverse side of this proxy, all of the shares of common stock of PACWEST BANCORP that the stockholder(s) is/are entitled to vote at the Annual Meeting of Stockholders to be held at 1:00 PM MDT on May 2, 2023, at Gaylord Rockies Resort & Convention Center, 6700 N. Gaylord Rockies Boulevard, Spruce 1, Aurora, Colorado 80019 and any adjournment or postponement thereof. **This proxy, when properly executed, will be voted in the manner directed herein. If no such direction is made, this proxy will be voted in accordance with the recommendations of the Board of Directors.**

If the stockholder has an interest in PACWEST BANCORP common stock through the PacWest Bancorp 401(k) Plan, the signatory hereby directs the trustee of the plan to vote at the Annual Meeting of Stockholders, as designated on the reverse side of this proxy, their shares as of the record date. If no direction is made, this proxy will not be voted.

(Continued and to be signed on the reverse side.)

Annex O

July 25, 2023

The Board of Directors
Banc of California, Inc.
3 MacArthur Place
Santa Ana, California 92707
Members of the Board of Directors:
You have requested our opinion as to the fairness, from a financial point of view, to Banc of California, Inc. (the “Company”) of the Exchange Ratio (as defined below) in the proposed merger (the “First Step Merger”) of a wholly-owned subsidiary of the Company with and into PacWest Bancorp (the “Merger Partner”), with the Merger Partner surviving. Pursuant to the Agreement and Plan of Merger (the “Agreement”), among the Company, Cal Merger Sub, Inc. (“Merger Sub”), and the Merger Partner, the Merger Partner will become a wholly-owned subsidiary of the Company, and each outstanding share of common stock, par value $0.01 per share, of the Merger Partner (the “Merger Partner Common Stock”), other than shares of Merger Partner Common Stock held in treasury or owned by the Merger Partner, the Company or Merger Sub (in each case other than Exception Shares (as defined in the Agreement)), will be converted into the right to receive 0.6569 shares (the “Exchange Ratio”) of the Company's common stock, par value $0.01 per share (the “Company Common Stock”). The Agreement further provides that, following the First Step Merger, the Merger Partner will be merged with and into the Company (the “Second Step Merger”), with the Company surviving the Second Step Merger. The First Step Merger and the Second Step Merger, together and not separately, are referred to herein as the “Transaction”.
In connection with preparing our opinion, we have (i) reviewed a draft dated July 21, 2023 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Merger Partner and the Company and the industries in which they operate; (iii) compared the financial and operating performance of the Merger Partner and the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Merger Partner Common Stock and the Company Common Stock and certain publicly traded securities of such other companies; (iv) at the Company’s direction, reviewed and relied upon for our opinion and analysis (A) certain publicly available financial forecasts relating to the business and financial prospects of the Company, derived from a consensus of selected research analysts that were identified by the Company’s management and, with the guidance and assistance of the Company’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by the Company’s management as reasonable for our use in our opinion and analysis) (such extrapolated Company forecasts being sometimes referred to herein as the “Company Forecasts”), (B) certain internal financial forecasts relating to the business and financial prospects of the Merger Partner prepared by the Merger Partner, and, with the guidance and assistance of the Company’s management, extrapolated such forecasts for certain fiscal years (such forecasts and extrapolations being reviewed and endorsed by the Company’s management as reasonable for our use in our opinion and analysis) (such extrapolated Merger Partner forecasts being sometimes referred to herein as the “Merger Partner Forecasts” and, together with the Company Forecasts, the “Forecasts”) and (C) the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Transaction provided to us by the management of the Company (the “Synergies”); and (v) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.
In addition, we have held discussions with certain members of the management of the Merger Partner and the Company with respect to certain aspects of the Transaction, and the past and current business operations of the Merger Partner and the Company, the financial condition and future prospects and operations of the Merger Partner and the Company, the effects of the Transaction on the financial condition and future prospects of the Company, and certain other matters we believed necessary or appropriate to our inquiry.
In giving our opinion, we have relied upon and assumed the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Merger Partner and the Company or otherwise reviewed by or for us. We have not independently verified any such information or its accuracy or completeness and, pursuant to our engagement letter with the Company, we did not assume any obligation to undertake any such independent verification. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Merger Partner or the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. We are not experts in evaluating the adequacy of allowances for loan and lease losses of the Company or the Merger Partner with respect to their loan and lease portfolios and, accordingly, J.P. Morgan did not make an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Merger Partner and we have assumed, with your consent, that the respective allowances for loan and lease losses for both the Company and the Merger Partner, respectively, are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity. In relying on the Financial Forecasts and the Synergies, we have assumed with your consent that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management of the Company as to the expected future results of operations and financial condition of the Merger Partner and the Company to which such analyses or forecasts relate or, in the case of the Company Forecasts, that they represent a reasonable basis upon which to evaluate the expected future results of operations and financial condition of the Company. We express no view as to such analyses or forecasts (including the Synergies) or the assumptions on which they were based. In addition, we have assumed that the proposed equity financing from investment funds managed by Warburg Pincus LLC (“Warburg”) and Centerbridge Partners, L.P. (“Centerbridge”) or certain other investors, balance sheet repositioning and sale of non-core businesses will occur on the terms and in the time frame described by management of the Company. We have also assumed that the Transaction and the other transactions contemplated by the Agreement will qualify as a tax-free reorganization for United States federal income tax purposes, and will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have also assumed that the representations and warranties made by the Company and the Merger Partner in the Agreement and the related agreements are and will be true and correct in all respects material to our analysis. We are not legal, regulatory or tax experts and have relied on the assessments made by advisors to the Company with respect to such issues. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Merger Partner or the Company or on the contemplated benefits of the Transaction.
Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, to the Company of the Exchange Ratio in the proposed Transaction and we express no opinion as to the fairness of the Exchange Ratio to the holders of any class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction. Furthermore, we express no opinion with respect to the amount or nature of any compensation to any officers, directors, or employees of any party to the Transaction, or any class of such persons relative to the Exchange Ratio in the Transaction or with respect to the fairness of any such compensation. We are expressing no opinion herein as to the price at which the Merger Partner Common Stock or the Company Common Stock will trade at any future time.
We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, a substantial portion of which will become payable only if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that during the two years preceding the date of this letter, neither we nor our affiliates have had any other material financial advisory or other material commercial or investment banking relationships with the Company or the Merger Partner. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Warburg, for which we have received customary compensation. Such services during such period have included acting as sole financial advisor on Warburg’s acquisition of Exeter Finance LLC in November 2021, as joint lead bookrunner on a bond offering in October 2022 and as lead arranger and bookrunner on a credit facility in November 2022. During the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with Warburg portfolio companies for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting, debt underwriting and financial advisory services to Warburg portfolio companies. In addition, during the two years preceding the date of this letter, we and our affiliates have had commercial or investment banking relationships with certain portfolio companies of Centerbridge for which we and such affiliates have received customary compensation. Such services during such period have included providing debt syndication, equity underwriting and debt underwriting to Centerbridge portfolio companies. Our commercial banking affiliate is an agent bank and a lender under outstanding credit facilities of Warburg, Warburg portfolio companies, Centerbridge and Centerbridge portfolio companies, for which it receives customary compensation or other financial benefits. In addition, we and our affiliates hold, on a proprietary basis, less than 1% of the outstanding common stock of each of the Company and the Merger Partner. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities or financial instruments (including derivatives, bank loans or other obligations) of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities or other financial instruments.
On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Exchange Ratio in the proposed Transaction is fair, from a financial point of view, to the Company.
The issuance of this opinion has been approved by a fairness opinion committee of J.P. Morgan Securities LLC. This letter is provided to the Board of Directors of the Company (in its capacity as such) in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to how such shareholder should vote with respect to the Transaction or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.
Very truly yours,

J.P. MORGAN SECURITIES LLC

J.P. Morgan Securities LLC

Annex P

July 25, 2023
Board of Directors
PacWest Bancorp
9701 Wilshire Boulevard, Suite 700
Beverly Hills, CA 90212
Ladies and Gentlemen:
PacWest Bancorp (“PacWest”), Banc of California, Inc. (“BANC”) and Cal Merger Sub, Inc., a wholly-owned subsidiary of BANC (“Merger Sub”), are proposing to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which Merger Sub will, subject to the terms and conditions set forth therein, merge with and into PacWest (the “Merger”) so that PacWest is the surviving company in the Merger (the “Surviving Entity”), and immediately following the Merger, the Surviving Entity will be merged with and into BANC. As set forth in the Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the holder thereof, each share of common stock of PacWest, par value $0.01 per share (“PacWest Common Stock”), issued and outstanding immediately prior to the Effective Time, other than Exception Shares, shall be converted into the right to receive 0.6569 (the “Exchange Ratio”) of a share of the common stock, par value $0.01 per share, of BANC (the “BANC Common Stock”). Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of PacWest Common Stock.
Piper Sandler & Co. (“Piper Sandler”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the Agreement; (ii) certain publicly available financial statements and other historical financial information of PacWest that we deemed relevant as well as preliminary financial information for PacWest for the quarter ended June 30, 2023, as provided by the senior management of PacWest; (iii) certain publicly available financial statements and other historical financial information of BANC that we deemed relevant as well as preliminary financial information for BANC for the quarter ended June 30, 2023, as provided by the senior management of BANC; (iv) internal financial projections for PacWest for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PacWest; (v) publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives; (vi) the relative contributions of assets, liabilities, equity and earnings of PacWest and BANC to the combined entity; (vii) the pro forma financial impact of the Merger on BANC based on certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for current expected credit losses (CECL) accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the Closing of the Merger, as provided by the senior management of BANC and its representatives; (viii) the publicly reported historical price and trading activity for PacWest Common Stock and BANC Common Stock, including a comparison of certain stock trading information for PacWest Common Stock and BANC Common Stock and certain stock indices, as well as similar publicly available information for certain other companies, the securities of which are publicly traded; (ix) a comparison of certain financial and market information for PacWest and BANC with similar financial institutions for which information is publicly available; (x) the financial and non-financial terms of certain recent merger of equal transactions in the bank and thrift industry (on a nationwide basis), to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of PacWest and its representatives the business, financial condition, results of operations and prospects of PacWest and held similar discussions with certain members of the senior management of BANC and its representatives regarding the business, financial condition, results of operations and prospects of BANC.
In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by PacWest, BANC or their respective representatives, or that was otherwise reviewed by us and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We have further relied on the assurances of the respective senior managements of PacWest and BANC that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading in any respect material to our analyses. We have not been asked to undertake, and have not undertaken, an independent verification of any such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of PacWest or BANC, nor were we furnished with any such evaluations or appraisals. We render no opinion on or evaluation of the collectability of any assets or the future performance of any loans of PacWest or BANC, nor any of their respective subsidiaries. We did not make an independent evaluation of the adequacy of the allowance for loan losses of PacWest or BANC, any of their respective subsidiaries or the combined entity after the Merger, and we have not reviewed any individual credit files relating to PacWest or BANC or any of their respective subsidiaries. We have assumed, with your consent, that the respective allowances for loan losses for PacWest and BANC and their respective subsidiaries are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.
In preparing its analyses, Piper Sandler used internal financial projections for PacWest for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of PacWest. In addition, Piper Sandler used publicly available mean analyst earnings per share estimates for BANC for the quarters ending September 30, 2023 and December 31, 2023 and the year ending December 31, 2024, as well as an estimated long-term annual earnings per share growth rate for the year ending December 31, 2025 and dividends per share for the years ending December 31, 2023 through December 31, 2025, as provided by the senior management of BANC and its representatives. Piper Sandler also received and used in its pro forma analyses certain assumptions relating to operating profile, transaction expenses, cost savings, purchase accounting adjustments, certain adjustments for CECL accounting standards, as well as certain balance sheet assumptions, including the offer and sale of a certain amount of common stock by BANC concurrent with the Closing of the Merger, as provided by the senior management of BANC and its representatives. With respect to the foregoing information, the respective senior managements of PacWest and BANC confirmed to us that such information reflected (or, in the case of the publicly available analyst estimates referred to above, were consistent with) the best currently available projections, estimates and judgements of those respective senior managements as to the future financial performance of PacWest and BANC, respectively, and we assumed that the financial results reflected in such information would be achieved. We express no opinion as to such projections, estimates or judgements, or the assumptions on which they are based. We have also assumed that there has been no material change in PacWest’s or BANC’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that PacWest and BANC will remain as going concerns for all periods relevant to our analyses.
We have also assumed, with your consent, that (i) each of the parties to the Agreement will comply in all material respects with all material terms and conditions of the Agreement and all related agreements required to effect the Merger, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Merger, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on PacWest, BANC, the Merger or any related transactions, and (iii) the Merger and any related transactions will be consummated in accordance with the terms of the Agreement without any waiver, modification or amendment of any material term, condition or agreement thereof and in compliance with all applicable laws and other requirements. We express no opinion as to any legal, accounting or tax matters relating to the Merger and the other transactions contemplated by the Agreement.
Our opinion is necessarily based on financial, regulatory, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading value of PacWest Common Stock or BANC Common Stock at any time or what the value of BANC Common Stock will be once the shares are actually received by the holders of PacWest Common Stock.
We have acted as PacWest’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a fee for rendering this opinion. PacWest has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In the two years preceding the date hereof, Piper Sandler and its affiliates provided certain other investment banking services to PacWest. In summary, Piper Sandler and its affiliates acted as (i) introducing broker to PacWest in connection with the sale of certain assets, which transaction occurred in May 2023 and for which Piper Sandler received approximately $600,000 in compensation, (ii) underwriter in connection with PacWest’s offer and sale of preferred stock, which transaction occurred in June 2022 and for which Piper Sandler received approximately $5.5 million in compensation, and (iii) financial advisor in connection with Pacific Western Bank’s acquisition of Homeowners Association (HOA) Services Division, which transaction closed in October 2021 and for which Piper Sandler received approximately $6 million in compensation. As you are aware, Piper Sandler provided certain investment banking services to BANC in the two years preceding the date hereof. In summary, Piper Sandler acted as financial advisor to BANC in connection with BANC’s acquisition of Pacific Mercantile Bancorp, which transaction closed in October 2021 and for which Piper Sandler received approximately $1.5 million in compensation. In addition, in the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to PacWest, BANC and their respective affiliates. We may also actively trade the equity and debt securities of PacWest, BANC and their respective affiliates for our own account and for the accounts of our customers.
Our opinion is directed to the Board of Directors of PacWest in connection with its consideration of the Agreement and the Merger and does not constitute a recommendation to any shareholder of PacWest as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the adoption of the Agreement and approval of the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Exchange Ratio to the holders of PacWest Common Stock and does not address the underlying business decision of PacWest to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for PacWest or the effect of any other transaction in which PacWest might engage. We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any PacWest officer, director or employee, or class of such persons, if any, relative to the amount of compensation to be received by any other shareholder. This opinion has been approved by Piper Sandler’s fairness opinion committee. This opinion may not be reproduced without Piper Sandler’s prior written consent; provided, however, Piper Sandler will provide its consent for the opinion to be included in any regulatory filings, including the Joint Proxy Statement and the S-4, to be filed with the SEC and mailed to shareholders in connection with the Merger.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair to the holders of PacWest Common Stock from a financial point of view.
Very truly yours,

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
The following summary is qualified in its entirety by reference to the complete text of the BANC charter and BANC bylaws.
Section 2-418 of the Maryland General Corporation Law (the “MGCL”) provides that a corporation may indemnify directors, officers, employee or agents of the corporation against judgements, penalties, fines, settlements and reasonable expenses actually incurred by such person in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which such person is made a party by reason of service as a director, officer, employee or agent of the corporation unless (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; (ii) such person actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful.
Section 2-418 also provides that where a person is a defendant in a proceeding by or in the right of the corporation, the person may not be indemnified if the person is found liable to the corporation. Section 2-418 further provides that a person may not be indemnified in respect of any proceeding alleging improper personal benefit to such person in which he or she was found liable on the basis that personal benefit was improperly received. Section 2-418 provides that, unless limited by the corporation’s charter, a person found liable to the corporation in a proceeding by or in the right of the corporation or in a proceeding alleging improper personal benefit may petition a court to nevertheless order indemnification of expenses if the court determines that the person is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.
Section 2-418 provides that, unless limited by the corporation’s charter, a director or an officer who is successful, on the merits or otherwise, in defense of any proceeding or any claim, issue or matter in the proceeding, must be indemnified against reasonable expenses incurred by the person in connection with the proceeding, claim, issue, or matter in which the director or officer has been successful. Section 2-418 also provides that a corporation may pay or reimburse reasonable expenses to a director, officer, employee or agent in advance of the final disposition of the proceeding upon the corporation’s receipt of (a) a written affirmation by the director, officer, employee or agent of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by or on behalf of the director, officer, employee or agent to repay the amount paid or reimbursed by the corporation if it is ultimately determined that such standard of conduct was not met.
Section 2-418 provides that indemnification under Section 2-418 is not exclusive of any other rights, by indemnification or otherwise, to which a person may be entitled under the corporation’s charter, the corporation’s bylaws, a resolution of stockholders or directors, an agreement or otherwise, both as to action in an official capacity and as to action in another capacity while holding such office.
Article 12 of the BANC charter provides that BANC will indemnify (i) its current and former directors and officers to the fullest extent required or permitted by the MGCL, including the advancement of expenses, and (ii) other employees and agents to the extent authorized by the BANC board of directors and permitted by law. BANC must pay any indemnification claim in full within 60 days after a written claim has been received by BANC (within 20 days in the case of a claim for advancement of expenses). In the case of a claim for advancement of expenses by an indemnitee, BANC must receive from the indemnitee both (x) an undertaking as required by law to repay such advances in the event it will ultimately be determined that the standard of conduct has not been met and (y) a written affirmation of the indemnitee’s good faith belief that the standard of conduct necessary for indemnification by BANC has been met. BANC has entered into indemnification agreements with certain of its officers and directors, which supplement the indemnification provisions of the BANC charter by contractually obligating BANC to indemnify, and to advance expenses to, such persons to the fullest extent permitted by applicable law.
Article 13 of the BANC charter further provides that directors and officers of BANC will not be liable to BANC or the BANC stockholders for money damages, except to the extent that (i) it is proved that the person actually received an improper benefit or profit in money, property or services for the amount of the benefit or profit in money, property or services actually received; (ii) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding; or (iii) it is otherwise required by the MGCL.
BANC maintains insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of the policies, against expenses in connection with the defense of actions, suits or proceedings, and certain liabilities that might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been directors or officers of BANC.
Item 21.	Exhibits and Financial Statement Schedules
The following exhibits are filed herewith or incorporated herein by reference:
Exhibit No.	Description
2.1
Agreement and Plan of Merger, dated as of July 25, 2023, by and among Banc of California, Inc., Cal Merger Sub, Inc. and PacWest Bancorp (attached as Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

3.1
Second Restated Articles of Restatement of Banc of California, Inc., restated as of June 4, 2018 (incorporated by reference to Exhibit 3.2 of Banc of California, Inc.’s Current Report on Form 8-K filed on June 5, 2018).

3.2
Sixth Amended and Restated Bylaws of Banc of California, Inc., amended as of May 11, 2023 (incorporated by reference to Exhibit 3.1 of Banc of California, Inc.’s Current Report on Form 8-K filed on May 15, 2023).

3.3	Form of the Banc of California, Inc. Articles of Amendment (attached as Annex D to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).
3.4
Form of Articles Supplementary of a new class of preferred stock of Banc of California, Inc. (attached as Annex I to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

3.5
Form of Articles Supplementary of a new class of non-voting, common-equivalent stock of Banc of California, Inc. (attached as Annex E to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.1
Specimen of certificate representing Banc of California, Inc.’s common stock, par value $0.01 per share (incorporated by reference to Exhibit 4 to Banc of California, Inc.’s Registration Statement on Form S-1 filed on March 28, 2002).

4.2
Deposit Agreement among PacWest Bancorp (and, after giving effect to the mergers, Banc of California, Inc. as successor in interest to PacWest Bancorp), Equiniti Trust Company, acting as depositary, and the holders from time to time of the depositary receipts evidencing the depositary shares (incorporated by reference to Exhibit 4.1 of PacWest Bancorp’s Current Report on Form 8-K filed on June 6, 2022).

4.3
Form of Warrant, to be issued by Banc of California, Inc. to affiliates of funds managed by Warburg Pincus LLC (attached as Annex F to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.4
Form of Warrant, to be issued by Banc of California, Inc. to certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (attached as Annex G to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

4.5	Form of Registration Rights Agreement (attached as Annex H to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).
5.1*	Opinion of Silver, Freedman, Taff & Tiernan LLP as to validity of the BANC common stock and new BANC preferred stock to be issued pursuant to the merger agreement.
5.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to validity of the BANC depositary shares to be issued in connection with the mergers.
8.1*	Opinion of Sullivan & Cromwell LLP regarding certain tax matters.
8.2*	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP regarding certain tax matters.

Exhibit No.	Description
10.1
Investment Agreement, dated July 25 2023, by and between Banc of California, Inc. and affiliates of funds managed by Warburg Pincus LLC (attached as Annex B to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

10.2
Investment Agreement, dated July 25, 2023, by and between Banc of California, Inc. and certain investment vehicles sponsored, managed or advised by Centerbridge Partners, L.P. and its affiliates (attached as Annex C to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).†

10.3
Form of Voting Agreement, dated July 25, 2023, entered into by Banc of California, Inc. with each member of the board of directors PacWest Bancorp (attached as Exhibit A to Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

10.4
Form of Voting Agreement, dated July 25, 2023, entered into by PacWest Bancorp with each member of the board of directors Banc of California, Inc. (attached as Exhibit B to Annex A to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

10.5
Form of Amended and Restated Banc of California, Inc., 2018 Omnibus Stock Incentive Plan (attached as Annex J to the joint proxy statement/prospectus forming a part of this registration statement on Form S-4).

21.0	Subsidiaries of Banc of California, Inc. (incorporated by reference to Exhibit 21.0 of Banc of California, Inc.’s Annual Report on Form 10-K filed on February 27, 2023).
23.1	Consent of Ernst & Young LLP, independent registered public accounting firm of Banc of California, Inc.
23.2	Consent of KPMG LLP, independent registered public accounting firm of PacWest Bancorp.
23.3*	Consent of Silver, Freedman, Taff & Tiernan LLP (included as part of the opinion filed as Exhibit 5.1).
23.4*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of the opinion filed as Exhibit 5.2).
23.5*	Consent of Sullivan & Cromwell LLP (included as part of its opinion filed as Exhibit 8.1).
23.6*	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of its opinion filed as Exhibit 8.2).
24.1	Powers of Attorney of Directors and Officers of Banc of California, Inc. (included on the signature page to this registration statement on Form S-4).
99.1*	Form of Proxy of Banc of California, Inc.
99.2*	Form of Proxy of PacWest Bancorp.
99.3	Consent of Piper Sandler & Co.
99.4	Consent of J.P. Morgan Securities LLC.
99.5	Consent of John M. Eggemeyer, III to be named as a director.
107	Filing Fee Table
†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request to be filed by amendment.

*	To be filed by amendment
Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(i)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
1)	to include any prospectus required by Section 10(a)(3) of the Securities Act;
2)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and
3)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(ii)
That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(iii)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(iv)
That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(v)
That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(vi)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(vii)
That every prospectus (i) that is filed pursuant to paragraph (6) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(viii)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.
(ix)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(x)
Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Registration Statement on Form S-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Ana, State of California, on the 28th day of August, 2023.
BANC OF CALIFORNIA, INC.

By:	/s/ Jared Wolff
	Name:	Jared Wolff
	Title:	Chairman, President and Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated on August 28, 2023.
We, the undersigned officers and directors of BANC OF CALIFORNIA, INC., do hereby constitute and appoint Jared Wolff, Joseph Kauder and Ido Dotan, and each of them individually, our true and lawful attorneys-in-fact and agents with full power to them, and each of them individually, to do any and all acts and things in our names and on our behalf in our capacities as officers and directors and to execute any and all instruments for us and in our name in the capacities indicated below, which said attorneys and agents may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the U.S. Securities and Exchange Commission, in connection with this Registration Statement on Form S-4, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments hereof relating to the merger of Banc of California, Inc. and PacWest Bancorp.
Signature	Title

/s/ Jared Wolff
Jared Wolff	Chairman/President/Chief Executive Officer/Director (Principal Executive Officer)

/s/ Joseph Kauder
Joseph Kauder	Executive Vice President/Chief Financial Officer (Principal Financial Officer)

/s/ Raymond Rindone
Raymond Rindone	Executive Vice President/Chief Accounting Officer (Principal Accounting Officer)

/s/ James A. “Conan” Barker
James A. “Conan” Barker	Director

/s/ Mary A. Curran
Mary A. Curran	Director

/s/ Shannon F. Eusey
Shannon F. Eusey	Director

/s/ Bonnie G. Hill
Bonnie G. Hill	Director

/s/ Denis P. Kalscheur
Denis P. Kalscheur	Director

Signature	Title

/s/ Richard J. Lashley
Richard J. Lashley	Director

/s/ Joseph J. Rice
Joseph J. Rice	Director

/s/ Vania E. Schlogel
Vania E. Schlogel	Director

/s/ Jonah F. Schnel
Jonah F. Schnel	Director

/s/ Robert D. Sznewajs
Robert D. Sznewajs	Director

/s/ Andrew Thau
Andrew Thau	Director